Form 20-F
period 2002-12-31
ALESTRA
filed 2003-04-01
CIK 1098504

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number: 333-11084

Alestra, S. de R.L. de C.V.

(Exact name of Registrant as specified in its charter)

ALESTRA,

A Mexican Limited Liability Company of Variable Capital

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

none

Securities registered or to be registered pursuant to Section 12(g) of the Act:

none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

12 1/8% senior notes due 2006, series B, and

12 5/8% senior notes due 2009, series B

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: none

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐.

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐  Item 18  ☒

In this annual report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra, S. de R.L. de C.V. and its sole subsidiary, Servicios Alestra, S.A. de C.V.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates forward-looking statements. These include statements with respect to Alestra’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions and beliefs include information concerning Alestra and the economy and telecommunications industry in Mexico.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	competition in long distance, data and internet and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate; and

•	changes in the policies of central banks and/or foreign governments.

Other matters set forth in this annual report may also cause actual results in the future to differ materially from those described in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. See Item 5. “Operating and Financial Review and Prospects.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

A. Selected Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiary. The financial information presented as of and for the fiscal years ended December 31, 2000, 2001 and 2002 was derived from our audited consolidated financial statements contained elsewhere in this annual report. The financial information presented as of and for the fiscal years ended December 31, 1998 and 1999 was derived from our audited financial statements that are not included in this annual report.

Solely for the convenience of the reader, Peso amounts in the following tables have been translated into U.S. dollars at the rate of Ps. 10.43 per U.S. dollar, the noon buying rate of exchange effective on December 31, 2002 as provided by The Federal Reserve Bank of New York. We make no representation that the Peso amounts could have been converted, or in the future will be convertible, into U.S. dollars at this rate or at all.

Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this annual report is presented in constant Pesos as of December 31, 2002, unless otherwise noted. See Note 3 to our audited financial statements. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this annual report to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their most recent report that due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

This information should be read in conjunction with and is qualified in its entirety by reference to Item 8. “Financial Information” and Item 5. “Operating and Financial Review and Prospects,” included below in this annual report. Our financial statements are prepared in accordance with Mexican GAAP, which differ in certain important respects from U.S. GAAP, and have been presented in constant Pesos as of December 31, 2002. See Exhibit 10.1 “Financial Statements — Note 3. Summary of Significant Accounting Policies” for a discussion of the methodology used to prepare the constant financial statements. See Exhibit 10.1 “Financial Statements — Note 20. Differences between Mexican GAAP and U.S. GAAP” for a description of the principal differences between Mexican GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2000, 2001 and 2002 and total stockholder’s equity as of December 31, 2001 and 2002.

	As of and for the year ended December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Pesos, excluding ratios)
STATEMENT OF INCOME:
Mexican GAAP:
Revenues:
Domestic long distance	Ps.	1,544	Ps.	1,940	Ps.	2,132	Ps.	2,054	Ps.	1,445
International long distance		2,527		2,571		2,535		1,492		2,077
Data and internet services		121		242		369		589		786
Local and other services		—		—		—		32		132

Total		4,192		4,753		5,036		4,167		4,440

Costs of Service:
Domestic long distance		(1,063)		(1,107)		(1,554)		(887)		(560)
International long distance		(2,213)		(1,383)		(1,076)		(728)		(1,257)
Data and internet services		(23)		(134)		(129)		(169)		(199)
Local and other services		—		—		—		(11)		(22)

Total		(3,299)		(2,624)		(2,759)		(1,795)		(2,038)

Gross Profit: (1)
Domestic long distance		481		833		578		1,167		885
International long distance		314		1,188		1,459		764		820
Data and internet services		98		108		240		420		587
Local and other services		—		—		—		21		110

Total		893		2,129		2,277		2,372		2,402

Administrative, selling and other operating expenses		(2,573)		(1,786)		(1,718)		(1,766)		(1,624)
Depreciation and amortization		(761)		(789)		(859)		(1,007)		(933)
Operating loss		(2,441)		(446)		(300)		(401)		(155)
Comprehensive financial result		(567)		(28)		(221)		(241)		(1,232)
Other income (expenses)		21		4		(39)		(21)		(17)
Asset tax		—		—		(5)		(4)		(4)
Net (loss) income	Ps.	(2,987)	Ps.	(470)	Ps.	(565)	Ps.	(667)	Ps.	(1,409)

	As of and for the year ended December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Pesos, excluding ratios)
U.S. GAAP:
Domestic long distance	Ps.	1,544	Ps.	1,940	Ps.	2,132	Ps.	2,054	Ps.	1,445
International long distance		2,527		2,571		2,535		1,492		2,077
Data and internet services		121		242		369		589		786
Local and other services		—		—		—		32		132

Total		4,192		4,753		5,036		4,167		4,440

Costs of Service:
Domestic long distance		(1,063)		(1,107)		(1,554)		(887)		(560)
International long distance		(2,213)		(1,383)		(1,076)		(728)		(1,257)
Data and internet services		(23)		(134)		(129)		(169)		(199)
Local and other services		—		—		—		(11)		(22)

Total		(3,299)		(2,624)		(2,759)		(1,795)		(2,038)

Gross Profit: (1)
Domestic long distance		481		833		578		1,167		885
International long distance		314		1,188		1,459		764		820
Data and internet services		98		108		240		420		587
Local and other services		—		—		—		21		110

Total		893		2,129		2,277		2,372		2,402

Administrative, selling and other operating expenses		(2,573)		(1,786)		(1,718)		(1,766)		(1,624)
Depreciation and amortization		(597)		(663)		(754)		(912)		(838)
Operating loss		(2,277)		(320)		(195)		(306)		(60)
Financial expenses, net		(567)		(28)		(221)		(241)		(1,232)
Other income (expenses)		21		4		(39)		(21)		(17)
Asset tax		—		—		(5)		(4)		(5)
Net (loss) income	Ps.	(2,823)	Ps.	(344)	Ps.	(460)	Ps.	(572)	Ps.	(1,315)

	As of and for the year ended December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Pesos, excluding ratios)
BALANCE SHEET:
Mexican GAAP:
Cash and cash equivalents	Ps.	139	Ps.	1,201	Ps.	200	Ps.	255	Ps.	155
Trade receivables		373		734		781		512		496
Real estate and equipment, net		6,530		5,760		5,607		5,375		5,429
Other assets		2,727		4,345		3,149		2,195		1,563

Total assets		9,769		12,040		9,737		8,337		7,643
Senior notes		—		6,526		6,038		5,507		5,878
Other debt		4,473		—		17		437		200
Total debt		4,473		6,526		6,055		5,944		6,078
Accounts payable		2,415		2,289		954		612		626
Other payables		148		389		652		719		875

Total liabilities		7,036		9,204		7,661		7,275		7,579
Contributed capital		7,829		9,046		9,046		9,046		9,046
Accumulated losses		(5,095)		(6,210)		(6,970)		(7,984)		(8,982)

Total stockholders’ equity		2,734		2,836		2,076		1,062		64

	As of and for the year ended December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Pesos, excluding ratios)
U.S. GAAP:
Cash and cash equivalents	Ps.	139	Ps.	1,201	Ps.	200	Ps.	255	Ps.	155
Trade receivables		373		734		781		512		496
Real estate and equipment, net		6,886		6,685		6,630		6,622		6,180
Other assets		1,061		2,880		1,885		1,148		697

Total assets		8,459		11,499		9,496		8,537		7,528
Senior notes(2)		—		6,526		6,038		5,507		5,878
Other debt		4,473		—		17		437		200
Total debt		4,473		6,526		6,055		5,944		6,078
Accounts payable		2,415		2,289		954		612		626
Other payables		148		389		652		719		875

Total liabilities		7,036		9,204		7,661		7,275		7,579
Contributed capital		7,829		9,046		9,046		9,046		9,046
Accumulated losses		(6,406)		(6,751)		(7,211)		(7,784)		(9,097)

Total stockholder’s equity		1,423		2,295		1,835		1,262		(51)

CASH FLOWS DATA:
Resources (used in) provided by(3)
Mexican GAAP:
Operating activities	Ps.	(1,584)	Ps.	(425)	Ps.	(636)	Ps.	717	Ps.	(18)
Investing activities		(669)		(1,784)		107		(552)		(214)
Financing activities		2,290		3,270		(471)		(110)		132

U.S. GAAP:
Operating activities	Ps.	(1,600)	Ps.	(80)	Ps.	(1,423)	Ps.	(146)	Ps.	222
Investing activities		(669)		(2,586)		183		(218)		143
Financing activities		2,312		3,855		—		351		(250)

OTHER FINANCIAL/ OPERATING DATA:
(Unaudited):
EBITDA (Mexican GAAP:)(4)(5)	Ps.	(1,680)	Ps.	344	Ps.	559	Ps.	606	Ps.	778
EBITDA (U.S. GAAP:)(4)(5)		(1,680)		344		559		606		778
Capital expenditures		694		438		636		910		234
Minutes of traffic, domestic long distance		861		1,401		1,926		2,351		1,749
Minutes of traffic, international long distance		452		811		1,051		1,021		1,507
Employees(6)		1,678		1,856		1,922		2,067		1,910
Residential lines(7)		752		707		686		650		588
Business lines(7)		84		89		98		111		95

	As of and for the year ended December 31,
	1998		1999		2000		2001		2002
	(in millions of constant Pesos , excluding ratios)
OPERATING RATIOS:
Mexican GAAP:
Ratio of earnings to fixed charges(8)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Deficiency in coverage of fixed charges(8)(9)		2,981		464		554		657		1,398
Ratio of total debt to EBITDA(10)(11)		(2.66)		18.99		10.83		9.81		7.81
Ratio of EBITDA to interest expense(10)		3.62		(0.38)		(0.70)		(0.77)		(0.94)
Ratio of liabilities to stockholders’ equity(12)		2.57		3.25		3.69		6.85		118.42
Ratio of current assets to current liabilities(13)		0.180		1.137		1.189		0.808		0.120

U.S. GAAP:
Ratio of earnings to fixed charges(8)		—		—		—		—		—
Deficiency in coverage of fixed charges(8)(9)		2,817		337		447		563		1,304
Ratio of total debt to EBITDA(10)(11)		(2.66)		18.99		10.83		9.81		7.81
Ratio of EBITDA to interest expense(10)		3.62		(0.38)		0.70		(0.77)		(0.94)
Ratio of liabilities to stockholders’ equity(12)		4.94		4.01		4.17		5.76		(148.60)
Ratio of current assets to current liabilities(13)		0.180		1.137		1.189		0.808		0.120

(1)	Excluding depreciation.
(2)	Our principal payment obligation on the existing notes is $570 million. Fluctuations are the result of changes in the exchange rate.
(3)	Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statements balances in Mexican pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.
(4)	As used herein, we define “EBITDA” as earnings before taxes, other income (expense) net, comprehensive financial results and depreciation and amortization. EBITDA is a standard measure commonly used in the telecommunications industry and may not be comparable to similarly entitled items reported by other entities that do not define it exactly as we define it. We believe that EBITDA provides useful information regarding a company’s ability to service and/or incur debt. In addition, EBITDA is used as a measure in the existing notes indenture in determining our compliance with certain covenants and the mandatory partial redemption provision. In particular, in order for us to merge with another entity in some circumstances, the surviving entity must have a consolidated leverage ratio, which compares total indebtedness to EBITDA, less than or equal to our ratio prior to the merger or less than 5.0 to 1.0, calculated in accordance with Mexican GAAP. Additionally, we may not incur some types of indebtedness if our consolidated leverage ratio is greater than 5.0 to 1.0, calculated in accordance with Mexican GAAP, after the incurrence of the additional indebtedness. EBITDA should be considered in addition to, and not as a substitute for, operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles.
(5)	EBITDA is a non-GAAP financial measure that should be considered in addition to, and not as a substitute for, operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles. In accordance with Regulation G issued by the SEC, presented below is a reconciliation of EBITDA to “Resources (used in) provided by operating activities”, which is the most directly comparable financial measure calculated and presented in accordance with Mexican GAAP, and to “Cash flows (used in) provided by operating activities”, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
	1998	1999	2000	2001	2002

EBITDA Under Mexican GAAP:	(1,680)	344	559	606	778
Comprehensive financial result	(567)	(28)	(221)	(241)	(1,232)
Asset tax	—	—	(5)	(4)	(5)
Other income (expenses)	28	4	(39)	(21)	(17)
Changes in working capital, net	636	(744)	(930)	377	458

Resources (used in) provided by operating activities	(1,583)	(424)	(636)	717	(18)

EBITDA under U.S. GAAP	(1,680)	344	559	606	778
Comprehensive financial result	(567)	(28)	(221)	(241)	(1,232)
Gain from monetary position	(933)	(607)	(453)	(237)	(343)
Unrealized exchange loss	963	120	12	9	683
Asset tax	—	—	(5)	(4)	(5)
Other income (expenses)	22	4	(39)	(21)	(17)
Allowance for doubtful accounts	537	206	112	127	168
Provision for especial project charges	252	715	(91)	122	107
Changes in working capital, net	(194)	(833)	(1,297)	(506)	83

Cash flows (used in) provided by operating activities	(1,600)	(79)	(1,423)	(145)	222

(6)	Actual number of employees, not in millions.
(7)	In thousands, not millions.
(8)	Ratio of earnings to fixed charges is calculated as earnings from continuing operations before income taxes divided by fixed charges. For all periods presented, earnings as determined under Mexican and U.S. GAAP were insufficient to cover fixed charges.
(9)	The deficiency in earnings is calculated comparing the fixed charges with the total adjusted earnings for payment of fixed assets.
(10)	Ratio of EBITDA to interest expense is determined dividing EBITDA by interest expense.
(11)	Ratio of total debt to EBITDA is determined dividing the total amount of senior notes plus bank loans and notes payable, by EBITDA.
(12)	Ratio of liabilities to stockholder’s equity is determined dividing total liabilities by stockholder’s equity.
(13)	Current ratio is determined by dividing current assets by current liabilities.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve Bank of New York expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate (Pesos per dollar)
	High	Low	Average(1)	Period End
Year
1994(2)	Ps. 5.75	Ps. 3.11	Ps. 3.48	Ps. 5.00
1995	8.05	5.27	6.53	7.74
1996	8.05	7.33	7.64	7.90
1997	8.41	7.72	7.97	8.07
1998	10.63	8.04	9.25	9.90
1999	10.60	9.24	9.56	9.48
2000	10.09	9.18	9.46	9.62
2001	9.97	8.95	9.33	9.14
2002	10.43	9.00	9.66	10.43

Month
September 2002	Ps.10.35	Ps. 9.96	Ps. 10.07	Ps.10.21
October 2002	10.22	9.95	10.09	10.15
November 2002	10.34	10.09	10.19	10.15
December 2002	10.43	10.10	10.23	10.43
January 2003	10.98	10.32	10.62	10.90
February 2003	11.06	10.77	10.95	11.03

(1)	Average of month-end rates.
(2)	Beginning on December 22, 1994, the Mexican government eliminated the foreign exchange band and the Banco de México discontinued open market transactions to stabilize the Peso.

On March 28, 2003, the noon buying rate as provided by The Federal Reserve Bank of New York was Ps. 10.66 per 1.00 U.S. dollar.

From late 1982 until November 11, 1991, Mexico maintained a dual foreign exchange rate system, consisting of a “controlled” exchange rate and a “free” exchange rate. The controlled rate applied to specified transactions, and the free exchange rate applied to all other transactions. Mexico repealed its exchange control rules effective November 11, 1991, and now has a free market for foreign exchange, although we cannot assure you that a restrictive exchange control policy will not be imposed in the future.

Prior to December 22, 1994, the Banco de México kept the Peso-U.S. dollar exchange rate within a range prescribed by the Mexican government through intervention in the foreign exchange market. During this period, the Banco de México generally intervened to reduce day-to-day fluctuations in the exchange rate. From November 11, 1991 through October 20, 1992, the upper limit of the prescribed range, expressed in terms of Pesos per U.S. dollar, rose by Ps. 0.0002 per day, equivalent to a maximum devaluation of the Peso with respect to the U.S. dollar of approximately 2.4% per year and the lower limit was Ps. 3.0562 per U.S. dollar. From October 20, 1992 until December 20, 1994, the upper limit of the prescribed band increased by Ps. 0.0004 per day, equivalent to a maximum devaluation of the Peso of approximately 4.8% per year. On December 20, 1994, the Mexican government increased the ceiling of the trading band by Ps. 0.53, equivalent to an effective devaluation of 15.3%.

On December 22, 1994, the Mexican government announced its decision to suspend intervention by the Banco de México and to allow the Peso to float freely against the U.S. dollar. Factors contributing to the decision included the growing size of Mexico’s current account deficit, the declining level of the Banco de México’s foreign exchange reserves, rising interest rates for other currencies, especially the U.S. dollar, and reduced confidence in the Mexican economy on the part of international investors due to political uncertainty.

The devaluation of the Peso in the 1990s increased the Peso equivalent of Mexican companies’ obligations under dollar-denominated borrowings and adversely affected companies’ operations and financial position. Future devaluations of the Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations including the existing notes and to make additional capital expenditures. In addition, any further devaluation of the Peso may negatively affect the value of Mexican securities, such as ours.

The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including the existing notes.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Factors relating to Alestra

As of the date of this filing we are conducting exchange offers and cash tender offers for all of our existing notes. If those offers are not successful, we will not be able to pay all or a portion of the principal or interest on our existing notes

We have not generated sufficient cash flows from our operations to make the November 15, 2002 interest payments on our 12 1/8% Senior Notes due 2006, which we refer to as our “2006 Notes”, and our 12 5/8% Senior Note due 2009, which we refer to as our “2009 Notes” and together with our 2006 Notes, which we refer to as our “existing notes”, and as a result, as of the date of this annual report, we have not made those payments. Since we did not make the November 15, 2002 interest payments within the payment grace period, as of the date of this annual report there is an event of default under the indentures governing the existing notes. We believe that we are currently not likely to find a source of financing to fund the interest payments due on our existing notes. Therefore we will not be able to cure the existing events of default under the indentures governing the existing notes if the exchange offers and cash tender offers for our existing notes, which we refer to as the “offers”, and the consent solicitations are not successful. The events of default give holders of the existing notes, representing nearly all of our aggregate indebtedness, the right to accelerate our repayment obligations on the existing notes. Since we do not have enough funds to repay our obligations on the existing notes, and given the depressed value of telecommunications assets generally, it is likely that each holder of existing notes would incur a significant loss if the offers are not successful.

If the offers are not successful, our inability to generate sufficient cash flows could severely impact our ability to continue as a going concern

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their most recent report that, due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Additionally, we had a negative total stockholder’s equity of Ps. 77.1 million as of January 31, 2003. If we are not successful in consummating the offers, in generating sufficient cash from operating activities to meet our financial obligations and to make essential capital expenditures, or in obtaining outside sources of funding, we may need to sell assets. If we need to dispose of assets, particularly during the current global downturn in the telecommunications industry, we will probably be unable to realize the carrying values of those assets upon liquidation. If we are unable to generate the necessary cash, we might be unable to continue operations and may be required to liquidate our entire operations. If we are required to liquidate our operations, the holders of our existing notes will likely incur a significant loss.

If the offers are not successful we also face a substantial risk of Mexican reorganization-related proceedings and the suspension or termination of all or a portion of our business under our concessions

If we default on our obligations, including the existing notes, some or all of our creditors will have the option of taking legal action against us, including instituting a reorganization proceeding in Mexico. Further, we may choose to institute a voluntary reorganization proceeding under Mexican law. If any such proceedings were to be instituted, we could not predict the duration thereof. We are not aware of any regulated company of our size that has successfully completed a restructuring under the new Mexican reorganization law since the current regulation was passed in May of 2000. A reorganization proceeding is likely to result in significant changes to our existing obligations which could include the cancellation or rescheduling of all or part of those obligations. During the pendency of any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new client relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be materially adversely affected. Moreover, in the event of our bankruptcy, our operating concessions and our agreements for use of the AT&T service mark which is critical to our business, may be subject to termination. We believe that any such adverse effects would be exacerbated if the reorganization proceeding were protracted as the statutory provisions governing this proceeding remain largely untested. There can be no assurance that the holders of existing notes would receive any meaningful recovery from a bankruptcy proceeding.

Mexican reorganization laws may not be as favorable to the holders of our existing notes as U.S. insolvency and bankruptcy laws

The current Mexican reorganization law is based on the largely untested Ley de Concursos Mercantiles enacted in May 2000 (Law of Commercial Reorganizations), which we refer to as the “LCR”, which provides for two different and separate proceedings: conciliation and bankruptcy. The conciliation phase lasts up to 185 days, absent protracted litigation. This initial term is subject to extension for two 90-day periods. The objective of the conciliation phase is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor. The bankruptcy phase does not have a specific term within which it must be concluded. It is expected that both proceedings are likely to require significantly more time and be significantly more unpredictable than a reorganization or bankruptcy proceeding under U.S. laws. If Alestra were to be declared subject to reorganization under the LCR, the holders of our existing notes would have to file a claim in Spanish against the estate of Alestra in Federal District Court in Mexico City, Mexico. Upon the court’s recognition of a holder of existing notes as a creditor of Alestra, that holder’s claim would be unsecured and ranked with equal right to payment with all other unsecured claims filed against our estate.

We have a history of substantial losses and expect to incur future losses

We have not achieved profitability in any period since we were incorporated in 1995. We have incurred a net loss of Ps. 8,982.3 million in the period from our inception to December 31, 2002. We incurred a net loss of Ps. 667.2 million during 2001 and Ps. 1,408.7 million during 2002. As a result of our high debt service burden, the economic slow-down in the United States and Mexico, lower international settlement payments received from foreign telephone carriers, lower domestic long distance rates resulting from competition from other domestic carriers and high customer attrition and churn rates, we anticipate that we will incur net losses for at least the next several quarters. We cannot be certain as to when we will record net income, or if we will ever do so.

As a result of a high level of competition and an oversupply of fiber optic capacity, the average price of our long distance services has declined significantly thereby reducing our revenues and may continue to decline

We are heavily dependent on domestic and international long distance services which accounted for 79.3% of our revenues for 2002 and 85.1% of our revenues for 2001. Average prices for long distance calls in Mexico declined more than 60% in real terms from December 1996 to December 2002. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. Should our competitors continue to attempt to increase market share by reducing the price they charge for long distance calls, we expect to continue to experience a drop in revenues as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. We cannot be certain that our revenues from long distance services will not continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

If the proportionate return system for calculating revenues for incoming international long distance calls is terminated, we expect the average price of our international long distance services to decline significantly thereby reducing our revenues

The potential expiration in 2004 of the proportionate return system for calculating and allocating traffic related to incoming international long distance calls is expected to increase competition in the international long distance market. We believe that our revenues from long distance services could decline further if the proportionate return system for calculating and allocating incoming international long distance minutes is terminated. Upon the dissolution of the proportionate return system, Mexican telecommunication providers will be able to compete freely on price for incoming international long distance traffic. As a result, we expect that the rates we will be able to charge foreign telecommunications providers for completing incoming international calls will decline substantially. While we currently terminate a significant portion of AT&T’s incoming long distance traffic, AT&T has no obligation to continue to terminate traffic through us and may choose a different Mexican telecommunications provider to terminate its traffic if another telecommunications provider offers AT&T a lower settlement rate or for any other reason. Unless we are able to obtain increased volumes of incoming traffic sufficient to compensate for the expected decline in per-minute rates, our revenues from long distance services will decline. In 2001, incoming international long distance traffic accounted for 17.5% of our revenues and in 2002, incoming international long distance traffic accounted for 33.1% of our revenues.

Our ability to generate positive cash flow will depend on our ability to successfully compete in the data and internet services market in Mexico

As a result of our decreasing revenues from long distance services and the uncertainty resulting from the possible expiration in 2004 of the proportionate return system for calculating and allocating revenues relating to incoming international long distance minutes, we have begun to refocus our resources and marketing efforts on capturing future growth in data and internet services in Mexico. The successful implementation of this strategy is critical to our ability to continue as a going concern. This strategy poses many risks, including but not limited to:

•	the continuous, rapid and significant changes in technology and new products in the data and internet services market;

•	the high level of capital expenditures required to provide data and internet services to business customers and to keep abreast of technological change;

•	the highly competitive nature of the data and internet services market;

•	the superior competitive position of some of our competitors including Telmex, the dominant provider of telecommunications services in Mexico, which has recently introduced residential digital subscriber lines, which we refer to as “DSL”, service and is better positioned to offer business clients, our primary target market, bundled data and voice services at lower prices;

•	the limited number of high-usage customers in Mexico; and

•	the difficulty in selling data services under term contracts to business customers who may be hesitant to commit their data traffic to us, when our long-term financial viability is in question.

Competition in the data and internet services market may significantly increase if our competitors, including Telmex, Avantel, S.A. de C.V. and Telefónica, which provides its service under the name Terra, who may also be faced with decreasing margins from voice services, also shift their focus to data and internet services.

We have substantial indebtedness and may need additional financing in order to service indebtedness and fund operations

As of December 31, 2002, we had consolidated indebtedness of approximately Ps. 6,078.0 million and shareholders’ equity, including a minority interest in our consolidated subsidiary, of Ps. 63.8 million resulting in a debt to equity ratio of 95.3 to 1. As of December 31, 2002 our fixed charges were approximately Ps. 840 million. Even if the offers are consummated, we will continue to be highly leveraged and will need to increase cash flow to meet our payment obligations under the new notes and any other additional indebtedness. Our high degree of leverage will place a significant burden on our ability to cover our substantial fixed charges.

Further, the level of our indebtedness has had and may continue to have important consequences. For example, it has:

•	limited cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

•	limited our ability to roll-out products and technologies to the extent such roll-outs require increased expenditures;

•	increased our vulnerability to general adverse economic and industry conditions;

•	limited our flexibility in planning for, or reacting to, competitive and other changes in our business and the industries in which we operate;

•	placed us at a competitive disadvantage compared to our competitors that have less debt and greater operating and financing flexibility than we do;

•	limited, through covenants in our indebtedness, our ability to borrow additional funds; and

•	precluded discussions with respect to additional equity financing.

So long as we continue to be highly leveraged, we expect these limits to continue to adversely affect our ability to operate and expand in the Mexican telecommunications market. Even if the offers are consummated, we cannot be certain that our business will generate sufficient cash flow from operations, that currently anticipated revenues and operating performance will be realized or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may need to attempt to further restructure or refinance our indebtedness or seek additional equity capital. Our ability to refinance our debt and take other actions will depend on, among other things, our financial condition at the time, the restrictions in the instruments governing our indebtedness and other factors, including market conditions, beyond our control. We cannot be certain that we will be able to refinance our debt on satisfactory terms, if at all.

Our financial condition and prospects have been materially and adversely affected by ratings downgrades

On November 18, 2002, Standard & Poor’s lowered our foreign and local currency corporate ratings to D from CC. CC is the 2nd-lowest rating category out of 22 used by Standard & Poor’s; it describes obligations which Standard & Poor’s believes are currently highly vulnerable to nonpayment. D is Standard & Poor’s lowest rating and signifies a payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that the payments will be made during the grace period.

On August 8, 2002, Moody’s Investors Service lowered all ratings on the existing notes from Caa1 to Ca, stating that “based upon current long distance network asset valuations, Moody’s considers that debt holders face poor recovery prospects in a distress scenario”. Caa1 is the 4th-lowest rating category out of 22 used by Moody’s and describes obligations which Moody’s believes are of poor standing and which may be in default or for which there may be present elements of danger with respect to principal or interest. Ca is the 2nd-lowest rating category out of 22 and describes obligations which Moody’s believes are speculative in a high degree and which are often in default or have other marked shortcomings. In light of Standard & Poor’s recent downgrading and our failure to make the November 15, 2002 interest payments on the existing notes, we expect Moody’s to further downgrade its ratings of our existing notes in the near future.

As a result of these negative credit ratings and downgrades, our sources for short-term financing have disappeared, which impedes our ability to finance our operations. Furthermore, the negative publicity surrounding these recent downgrades has adversely affected the terms of our trade payables and ability to obtain new customers.

For additional information regarding the credit ratings, see Item 5. “Operating and Financial Review and Prospects – Liquidity and capital resources”.

We may be subject to dissolution at the request of third parties, which could result in our liquidation

Pursuant to the Mexican Ley General de Sociedades Mercantiles (the General Business Entities Act), an interested party, which may include creditors, competitors, shareholders, employees, customers or government entities, may file a claim for dissolution and force us to liquidate our business if our accumulated deficit exceeds two-thirds of our contributed capital. As of December 31, 2002, our accumulated deficit was 99.3% of our contributed capital, and as a result, we may therefore be subject to dissolution. Although we are not aware of any Mexican entity that has been subject to forced dissolution at the request of a third party pursuant to these provisions, we cannot assure you that an interested party may not seek our dissolution in the future.

Our ability to generate sufficient revenues to ensure our viability is partly dependent on factors beyond our control

Our ability to generate sufficient revenues depends on our ability to attract and retain customers. This in turn depends on our ability to penetrate our targeted markets and to maintain competitive prices. In addition, the development of our business is affected by factors which are outside of our control, including:

•	general economic conditions in Mexico, the United States and the rest of the world;

•	international long distance settlement rates;

•	the development and effects of Mexico’s telecommunications regulatory environment;

•	anti-competitive practices by Telmex;

•	the growth of the telecommunications market in Mexico;

•	the availability, quality and cost offered to customers of competing services; and

•	churn rates and customer attrition.

Our business is very capital-intensive and as a result of our financial condition we have been forced to curtail our capital expenditures significantly

Our business is capital-intensive and requires substantial ongoing expenditures for, among other things, the construction and maintenance of and improvements to our telecommunications network and the roll-out of new services and technologies. Due to our financial condition, in the past year we have had to reduce our capital expenditures and postpone the roll-out of new services. Our failure to make necessary capital expenditures could impair our ability to accommodate increases in traffic volumes or service our existing customers as well as to implement our data services strategy, which requires more capital expenditures than we can afford to make at this time.

Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings

The telecommunications industry is subject to continuous, rapid and significant changes in technology and introductions of new products and services. These include evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, enhancements and changes in end-user needs and preferences, and continuing developments of alternative technologies in mobile and fixed-line telephony, high-speed data communications, satellite direct services and internet services. We expect that new services and technologies applicable to our market will continue to emerge and cannot predict the effect of technological changes on our business. For example, we believe that the internet will represent an increasingly important medium for voice communication and may displace traditional long distance services which represent an important part of our business. It may not be practical or cost-effective, for us to replace or upgrade our installed technologies in response to competitors’ actions. Although we have installed what we consider technologically advanced fiber-optic long distance transmission systems, our competitors may implement superior new technologies, allowing them to provide lower priced or higher quality services than we do. Any such new service offerings may:

•	adversely affect our competitive position;

•	render certain of our current businesses obsolete; or

•	require significant capital expenditures for which we may be unable to obtain additional financing.

Our customers may take actions that may reduce our revenues

If our customers believe that we may not be able to continue as a going concern or if they believe that our weakened financial condition will result in a lower quality of service, they may terminate or fail to renew their contracts to purchase telecommunications services from us. Additionally, some customers may demand lower prices. While we have contracts with some of our customers that prevent them from terminating the services we provide them or which impose penalties on customers who terminate their services with us, it may be impractical or uneconomical to enforce these agreements in Mexican courts. Also, some of our residential customers may use technological advances that make it possible for them to use the services of a variety of competing long distance providers without the necessity of switching carriers through the established procedures. If any of these events occurs, our revenues will be reduced.

Telmex dominates the telecommunications market in Mexico and we depend on Telmex for interconnection

Telmex exerts significant influence on all aspects of telecommunications markets in Mexico, including interconnection, which we depend on to service most of our customers. Telmex is well-capitalized and has substantially greater financial, technical and marketing resources, larger customer bases and more established relationships in the telecommunications industry than we do. With these advantages, and as the dominant provider of telecommunications services in Mexico, Telmex has a significant competitive advantage over us. Furthermore, although not allowed by its concessions and the Ley Federal de Telecomunicaciones enacted in 1995 (the Federal Telecommunications Law), Telmex may be able to subsidize its long distance and data and internet services with revenues obtained from its local services. If Telmex were to engage in price squeezing or predatory pricing, we would be unable to competitively price our services and could experience significant loss in market share and revenues.

Because we use Telmex’s networks to interconnect with the vast majority of our own customers, we are therefore dependent upon Telmex to meet certain telecommunications needs of our customers and to maintain our service standards. In addition, because Telmex is the dominant provider of local services, almost all of our customers also maintain an ongoing relationship with Telmex. We may not be able to obtain the services we require from Telmex at rates, and on terms and conditions, that permit us to offer services at rates that are both profitable and competitive, or even at the same quality or price that Telmex offers itself or its subsidiary enterprises. We have experienced difficulties in obtaining high-quality, reliable and reasonably priced services from Telmex.

We could be affected by the elimination of “by-pass” traffic

Pursuant to Comisión Federal de Telecomunicaciones (the Federal Telecommunication Commission), which we refer to as “Cofetel”, regulations, the only legal way to transport international long distance minutes into Mexico is via the international settlement rate system. Because international settlement rates to terminate traffic in Mexico are generally higher than rates for terminating domestic Mexican long distance traffic, a portion of the long distance market between Mexico and the U.S. is served by entities that “by-pass” the international settlement rate system, a practice deemed illegal by Cofetel. These entities transport international switched telephone traffic into Mexico, for example, over dedicated unswitched circuits and terminate those calls as domestic calls, thus avoiding the payment of settlement charges.

We comply with the telecommunications laws relating to long distance services but we do not confirm whether any of our high-volume customers are engaging in by-pass activity. However, a material portion of all of Mexico’s domestic long distance traffic may be derived from customers engaging in by-pass activity. Cofetel has announced its intention to actively pursue persons engaging in by-pass activity. If by-pass traffic were to be eliminated, our revenues from domestic long distance traffic could be negatively affected.

A recent decision by Cofetel disallowing “re-routing” of international long distance calls may materially reduce our future revenues

A large portion of our revenues from international long distance services are recognized on the basis of the “proportional return” regulations. According to these regulations, incoming international call attempts are divided for recognition among Mexican carriers in proportion to the outgoing international traffic originated by each of the Mexican carriers. A resolution issued by Cofetel on May 21, 2002 attempts to limit our ability to re-route calls to foreign countries originated outside Mexico through our system, which has allowed us to increase the number of outgoing minutes used to calculate our proportionate share of incoming international long distance calls. We have challenged the legality of the resolution on various grounds and the effect of the resolution on our business is uncertain at this time. In light of the Cofetel resolution, our pending legal challenge and uncertainty with respect to the potential retroactive application of the resolution, we currently do not intend to include the share of return traffic attributable to re-routed traffic in the calculation of our proportionate share of incoming international long distance calls for the current fiscal year. If this reduction is not offset by an increase in other international traffic, the exclusion of re-routed traffic from our proportionate share calculations could result in less incoming international traffic which could materially and adversely impact our revenues and financial results.

We experience a high proportion of unpaid bills, which lowers our cash flow

We experience difficulties collecting accounts receivable from our subscribers. Some of our customers switch to other carriers without paying their bills to us, and since we do not provide local service to most of our residential customers, we are unable to disconnect customers’ local service if they fail to pay for their long distance service. The inability to collect unpaid bills reduces our cash flow. During 2001, we wrote off approximately Ps. 185.9 million in past-due trade receivables of which Ps. 155.6 million related to residential customers and Ps. 30.3 million related to business customers. In 2002, we did not write off any past-due trade receivables. At December 31, 2001 the allowance for doubtful accounts was Ps. 337.3 million, against outstanding receivables of Ps. 753.9 million. At December 31, 2002, our allowance for doubtful accounts was Ps. 482.0 million against outstanding receivables of Ps. 977.9 million. If the proportion of our customers who fail to pay their bills increases or if we continue to experience a high proportion of unpaid bills, our cash flows will be adversely affected.

Our results are negatively impacted by high levels of residential customer attrition

We experience a high rate of residential customer attrition, or “churn”, which increases our cost of operations and reduces our revenue. Our average churn rate for 2002 was 7.1%, which reflected a rate of 7.6% for our residential customers and 4.4% for our business customers. Our customer attrition may be high because:

•	we do not require our customers to sign long-term contracts; and

•	we choose to disconnect customers if they fail to pay their bills.

A high rate of residential customer attrition could adversely affect our competitive position, results from operations and our costs of obtaining new residential customers.

Our telecommunications network infrastructure is the source of nearly all of our revenues

Our network is the source of nearly all our revenues. If our network suffered technical problems or damage, our ability to provide telecommunications services to our customers would be impaired, which could cause us to lose customers and adversely impact our revenues. While, to date, we have not experienced any serious technical problems or damage, as a result of our liquidity crisis, we have lowered our capital expenditures for future upgrades, which could adversely impact the quality and reliability of our network.

Our shareholders, AT&T and Onexa, may have differing interests, and we may not be able to undertake important business actions if they do not agree

AT&T Telecom Mexico Inc. is the direct holder of AT&T Corp.’s equity interest in us. AT&T Mexico and Onexa S.A. de C.V. (“Onexa”) currently are able to elect all our directors and are able to exercise control over our business, policies and affairs. Under our bylaws, actions approved by a majority of the board of directors must also be approved by at least one director elected by AT&T Mexico and one director elected by Onexa. In addition, under the joint venture agreement dated October 17, 1996, as amended, among AT&T, AT&T Mexico, Alfa, S.A. de C.V., BBVA Bancomer S.A., Onexa and ourselves, a number of actions we take are subject to approval by each of AT&T Mexico and Onexa.

The joint venture agreement also provides that if Alestra desires to offer new telecommunications services, our shareholders must agree whether and how we will provide the new telecommunications services. AT&T and Onexa are currently analyzing the feasibility of providing through Alestra global seamless data services to business customers in Mexico in alignment with AT&T’s strategy. We cannot assure you that our shareholders will agree that it is feasible for us to provide this service.

The failure of AT&T and Onexa to reach an agreement on how we operate our business or otherwise may delay or inhibit us from exercising our business strategy.

We rely on the use of the AT&T service mark, and permission to use the service mark may be withdrawn

We currently use the AT&T registered service mark to market all of our services. If we were unable to use the AT&T service mark, our ability both to attract new customers and to retain existing customers would likely be materially impaired. Our use of this service mark is governed by a license agreement between us and AT&T which is terminable:

•	on the earlier of

•	the date on which AT&T Telecom ceases to be a shareholder of the company or

•	on October 16, 2004; provided, however, the license may be renewed for five (5) year terms upon mutual consent of the parties,

•	if AT&T ceases to directly or indirectly own at least 20% of us,

•	if AT&T ceases to own at least 50% of AT&T Mexico,

•	if we fail to pay the license fees under the service mark license agreement in some cases,

•	if our actions would adversely affect the reputation of the AT&T service mark, or

•	if we are subject to a reorganization proceeding.

If this agreement were terminated or not renewed upon expiration, or if we were to fail to meet the applicable operating or service quality standards, we might not be able to use the AT&T service mark. If we were unable to use the AT&T service mark, our operations would be materially adversely affected. Also, if the name AT&T were to suffer diminished marketing appeal, our ability both to attract new customers and retain existing customers could be materially impaired. No assurances can be made that we will be able to continue to use the AT&T service mark or that it will not suffer diminished marketing appeal.

You probably will not be able to effect service of process in the United States upon us, our officers or our Mexican directors

We are a Mexican company and most of our directors, all of our officers, and nearly all of our assets are located in Mexico. As a result, you probably will not be able to effect service of process on us, our Mexican directors or our officers in the United States, and you will probably need to effect service of process in Mexico. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or officers outside of Mexico.

Factors relating to the Mexican regulatory environment

We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes

Throughout our existence, the operation of telecommunications systems in Mexico has been subject to laws and regulations administered by the Secretaría de Comunicaciones y Transportes (the Ministry of Communications and Transportation, or “SCT”), and Cofetel. However, certain important aspects of the Federal Telecommunications Law is being revised by the Mexican Congress as part of its Fall 2002 legislative agenda. Matters relating to interconnection services, dominant carrier regulation, number portability, local loop unbundling, international long distance service, the universal service fund, customer rights, regulator powers and the allocation of the spectrum may be the subject of such revisions, however, we cannot predict how the SCT or Cofetel will interpret and implement a new federal telecommunications law. We cannot at this time predict whether a new federal telecommunications law will be enacted or, if passed, its effects on our business. Such uncertainty could damage our business and subject us to additional legal liability or obligations.

Further, we are subject to and comply with Mexican tax law (including tax regulations, tax rules, administrative decisions, interpretations by the Mexican tax authorities of Mexican tax law and court rulings). Changes in Mexican tax law, the interpretation of Mexican law by the courts or the challenge by the Mexican authorities of our interpretation of Mexican law may negatively affect the price of our services and our business results.

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates

Revenues from international long distance service reflect amounts earned from our customers and our proportion of settlement payments received from foreign carriers, as well as other special services. A portion of settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 30.1% of our total revenues in 2000, 17.5% in 2001 and 24.4% in 2002. Settlement agreements govern our rates of payment to the foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and by the foreign carriers to us for the use of our facilities in interconnecting international calls billed abroad. Mexican rules for international long distance state that rates of payment under such agreements are negotiated with each foreign carrier by the dominant carrier in Mexico, currently Telmex. Since inbound international traffic has historically been more than twice the volume of international outbound traffic, net settlement amounts payable to us with respect to calls terminated by us have exceeded amounts payable by us to foreign carriers with respect to outbound calls terminated by foreign carriers. Additionally, under current agreements the per-minute amounts we receive with respect to inbound calls terminated by us are approximately 60% higher than the per-minute amounts payable by us to foreign carriers with respect to outbound calls, further increasing the net payments received by us. This may not occur in the future and any such change could adversely affect our results.

U.S. telecommunication providers and regulators are also seeking to reduce substantially the international settlement rates applicable to U.S.-originated international calls. Approximately 98% of our traffic exchanged with foreign carriers in the year 2001 was associated with traffic with the United States. Therefore such reduction would adversely affect our results.

Any such reduction in international settlement rates attributable to U.S.-originated international calls would result in a decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar- denominated revenues decrease and no compensation in volume is achieved, we may be unable to meet our dollar-denominated debt and other obligations without incurring substantial exchange risk. We are not currently engaged in any hedging activity to minimize the risk of changes in the value of the Peso related to the dollar.

Restrictions on foreign ownership may impair our ability to raise equity capital and limit our growth

Under the Federal Telecommunications Law and the Ley de Inversión Extranjera (Foreign Investment Law), no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide fixed- line telecommunications services may be held by non-Mexican nationals. AT&T Mexico, which owns 49% of our shares, is deemed a non-Mexican national for purposes of the Foreign Investment Law. Absent revisions to the Foreign Investment Law, future sales of equity securities to non-Mexicans would involve securities with limited voting rights or would require a proportional purchase of voting stock by Mexicans. These restrictions limit our ability to raise equity capital which could be used to implement our new business plan and grow our business. Although several proposals have been made to eliminate these restrictions, there is no indication that such regulatory revisions will occur in the near future.

Our telecommunications public network concession and wireless concessions are subject to revocation in the event of our bankruptcy and several other circumstances

We operate pursuant to a 30-year telecommunications public network concession by which we are able to provide local and long distance telephone services and five 20-year wireless concessions. If we are declared bankrupt by a Mexican Court, the Mexican Federal Telecommunications Act provides that our concessions will terminate immediately, which would prevent us from operating our telecommunications network. The Mexican Federal Telecommunications Law provides that each of our concessions will terminate upon certain additional circumstances including:

•	our resignation;

•	its revocation; or

•	governmental taking.

If we are unable to operate our network, we will not be able to generate any revenues.

We are subject to different corporate disclosure and accounting standards than U.S. companies

Investors may not be able to obtain as much publicly-available information about foreign issuers of securities traded in the United States as is regularly published by or about U.S. issuers of publicly traded securities. In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP in a number of respects. Therefore, potential investors may not be able to as easily ascertain the risks of our company as they would if we were a U.S. company. See Note 20 to our audited financial statements which is a part of this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

Factors relating to Mexico

Downturns in the Mexican economy adversely affect us

The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. The Mexican economy grew at a rate of 3.8% in 1999 and 6.9% in 2000, and our revenues from domestic long distance traffic grew at a rate of 25.6% in 1999 and 9.9% in 2000. The Mexican economy contracted at a rate of 0.3% in 2001 and grew only at an annual rate of 0.9% in 2002, and our revenues from domestic long distance traffic decreased at a rate of 3.6% in 2001 and 29.7% in 2002.

Currency devaluations may impair our ability to service our debt

Changes in the value of the Peso relative to the dollar could adversely affect our financial condition and results of operations. For example, net loss in 2002 as compared to 2001 increased Ps. 741.5 million as a result of the 12.8% currency devaluation of the Peso against the dollar that occurred in 2002 and generated an exchange loss of Ps. 767.1 million. All of our indebtedness is denominated in dollars, while a majority of our revenues and operating expenses are denominated in Pesos. We also borrow on a short-term basis in dollars under our bank lines of credit and a portion of our trade payables is denominated in dollars.

The value of the Peso sharply declined in the 1990s compared to the dollar. The devaluation of the Peso in the 1990s increased the Peso equivalent of Mexican companies’ obligations under dollar-denominated borrowings and adversely affected companies’ operations and financial position. Future devaluations of the Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations and to make additional capital expenditures, including the existing notes. In addition, any further devaluation of the Peso may negatively affect the value of Mexican securities, such as ours. We do not have in place hedging arrangements with respect to devaluation risk because we do not believe them to be cost effective for us. We may in the future consider entering into such arrangements considering the then-relevant risks, costs and other factors.

Exchange controls may impair our ability to obtain dollars to make dollar-denominated payments

The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including the existing notes.

An increase in inflation may increase our operating costs but not our revenues

High levels of inflation would cause our operating costs to increase while the rates we charge for our services, due to the competitive environment and regulatory structure, might not. Most of our operating expenses are based on short-term contracts which may be subject to inflationary pressures, while the rates we charge our business customers for long distance and local service are either fixed by long-term contract, limited by the Mexican Telecommunications Law, or effectively limited by the competitive nature of the market in which Telmex, with dominant market share, is able to set an effective cap on the prices at which we can sell our services. During most of the 1980s and during 1995, Mexico experienced periods of very high levels of inflation. Inflation had led to high interest rates, devaluations of the Peso and, during the 1980s, substantial government controls over exchange rates and prices.

Political developments in Mexico may adversely affect us

The Mexican government has exercised and continues to exercise, significant influence over the Mexican economy and the Mexican telecommunications market. Mexican governmental action concerning the economy, state-owned enterprises and Mexican telecommunications industry could have a significant impact on us.

Although the government of Mexico has pursued policies of economic liberalization and deregulation in the Mexican economy and in the Mexican telecommunications industry in the past decade, a significant change in those policies may hurt business and economic conditions in Mexico in general and our business in particular. If there were instability or a market failure in the Mexican telecommunications industry, the Mexican government could reverse its economic policies of liberalization in the Mexican telecommunications market. Since we are a competitive provider of telecommunications services in Mexico, we believe that any reversal of the Mexican liberalization policies in the Mexican telecommunications market would restrict our ability to expand our market share in voice communications services or the largely unregulated data and internet services market. This reversal would favor our principal competitor, Telmex. We do not have and do not intend to obtain political risk insurance.

Our indentures for the existing notes restrict our ability to take certain actions

The indentures for the existing notes impose significant operating and financial restrictions. These restrictions affect, and in many respects significantly limit or prohibit, our ability and the ability of our restricted subsidiary to, among other things:

•	borrow money;

•	pay dividends on stock or repurchase stock;

•	make investments;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

If we do not comply with these restrictions, a default could occur even if we could at that time pay our debt. If there were a default, the noteholders could demand immediate payment of the debt. Should that occur, we might not be able to pay or refinance this debt on acceptable terms.

ITEM 4. INFORMATION ON THE COMPANY.

A. History and development of our company

Our legal and commercial name is Alestra, S. de R.L. de C.V. We were incorporated on October 13, 1995. We are a sociedad de responsabilidad limitada de capital variable (limited liability variable capital company) organized under the laws of Mexico. Our corporate offices are located at Ave. Lazaro Cardenas No. 2321, 9th Floor, Col. Residencial San Agustin, Garza Garcia N.L. 66260 Mexico. Our principal telephone number is 52-81-8625-2200.

We are a leading provider of competitive telecommunications services in Mexico that we market under the AT&T brand name and carry on our own network. We offer domestic and international long distance services, data and internet services and local services. We are owned 49% by AT&T Telecom Mexico, Inc., a wholly owned subsidiary of AT&T Corp. and 51% by Onexa S.A. de C.V., a corporation owned by Alfa, S.A. de C.V. and BBVA Bancomer, S.A.

Beginning in 1997, following the deregulation of the Mexican telecommunications industry, we began the rollout and expansion of our domestic and international long distance services, and as of December 31, 2002, we had invested more than Ps. 5,943.4 million in the construction of our telecommunications network. Our telecommunications network interconnects with 178 cities throughout Mexico and consists of over 5,700 km. of high-capacity fiber optic lines that connect metropolitan areas, over 700 km. of fiber optic lines in metropolitan areas and five high-capacity fiber optic lines that cross the U.S. and Mexican border.

We also have wireless concessions to provide point-to-point connectivity nationwide and point-to-multipoint connectivity primarily in Mexico City, Guadalajara, Monterrey and surrounding regions. We began providing data services to our customers in May 1997 and internet services in July 1998. We began providing local services in Mexico City, Monterrey and Guadalajara in January 2001. In recent years, we have provided a significant and growing portion of our services to multinational and domestic businesses.

Our revenues were Ps. 5,035.6 million in 2000, Ps. 4,167.3 million in 2001 and Ps. 4.439.1 million in 2002. Our net losses were Ps. 565.5 million in 2000, Ps. 667.2 million in 2001 and Ps. 1,408.7 million in 2002 under Mexican GAAP and Ps. 460.4 million in 2000, Ps. 572.1 million in 2001 and Ps. 1,314.5 million in 2002 under U.S. GAAP.

Our liquidity crisis

We are currently suffering from a severe liquidity crisis. Our independent auditors have stated in their most recent report that due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern.

We have not generated sufficient cash flows from our operations to make the November 15, 2002 interest payments on the existing notes, and as a result, as of the date of this annual report, we have not made those payments. Since we did not make the November 15 interest payments within the payment grace period, as of the date of this annual report, the trustee or the holders of at least 25% of the principal amount of each series of our existing notes have the right to accelerate the outstanding principal and accrued and unpaid interest on the relevant series of existing notes. In the short term, we do not expect cash flows from our operations to be sufficient to make upcoming interest payments on the existing notes unless we receive additional funding from an outside source.

To address our liquidity crisis and to maintain our viability, our management has refocused our business strategy and implemented a number of short-term measures that resulted in cost savings. Key elements of the strategy, include, among others, restructuring the existing notes, reducing our cost structure, focusing our capital expenditures on businesses that may offer more attractive margins and capturing future growth in the data and internet sector.

The restructuring of the existing notes consists of exchange offers, cash tender offers and consent solicitations. The consent solicitations would eliminate substantially all of the covenants contained in the existing notes indentures, eliminate some of the events of default contained in the existing note indentures, and increase the percentage of the principal amount required to accelerate the existing notes. The offers will be funded by a capital contribution from our shareholders. The offers were launched on February 13, 2003, and are currently scheduled to expire on April 15, 2003, unless extended by us. It is a condition to the current offers that at least 95% of the existing notes participate in the offers. We are currently negotiating with an ad hoc committee of noteholders regarding the offers.

The principal objective of restructuring the existing notes is to reduce our interest payments and extend the maturity dates of the existing notes.

Effects of restructuring

We believe that the primary effects of the restructuring will be to:

•	improve our ability to continue operating as a going concern and avoid a Concurso Mercantil from which we are not certain we can successfully emerge,

•	lower our interest payment obligations to more closely align our debt service obligations with our current and projected cash flows,

•	de-leverage the company to provide us with greater financial flexibility to focus on the internet and data services market, medium and large business customers and high-usage residential customers, and

•	extend the maturity dates of nearly all of our financial indebtedness to provide us with additional time to withstand the negative economic conditions in Mexico and the U.S. and the global telecommunications downturn and to implement our new business strategy.

Capital expenditures

For a discussion of our capital expenditures, see Item 5. “Operating and Financial Review and Prospects—Liquidity and capital resources.”

B. Business overview

Our operations

Domestic and international long distance voice service

Our basic service, the Servicio AT&T de Larga Distancia, provides a telephone connection that enables business and residential customers to place domestic and international long distance calls to every country/region in the world. This service covers both sent paid and collect calls to certain countries and destinations. We also provide international switched transit services to other international carriers, combining all of our direct interconnections and alliances to compete in the international market both in traditional and special transit.

As part of our service to our domestic and international long distance customers, we offer advanced voice services. Our advanced voice services are comprised of the following:

•	Operator services, home country direct services, calling card service and 800 services. We offer a full range of bilingual operator assistance, direct connections between customers abroad and Mexico, calling cards services and toll free services.

•	Virtual network services. To our business customers, we offer the AT&T Aria VNS Red Privada Virtual (“AT&T Aria VNS”) a virtual network system that permits the configuration of tailored, private corporate voice networks. This service provides most of the advantages of a private network (i.e. call screening, overflows, flexible routing, authorization codes and private dialing plans) without the corresponding maintenance and operation costs.

•	Global virtual network services. This service is an extension of AT&T Aria VNS domestic service which offers the possibility of interconnecting virtual private networks for multinational or large national clients in Mexico or the United States with affiliates in Mexico or the United States.

Data and internet services

We believe that a substantial part of our growth in the future will come from the data and internet services segment. Our primary data and internet services are comprised of the following:

•	Internet access and transport. We serve as an internet service provider and offer dial-up internet access to our business and residential customers, leveraging our brand and network infrastructure, and complementing our service platform. We also provide dedicated internet access to our business customers. The service includes connectivity, e-mail, web-hosting and domain name server. In addition, we offer transport services and port wholesale to internet service providers requiring connectivity to the internet in Mexico and globally.

•	Web services. Our web services include: AT&T Internet always on, AT&T Internet high capacity, AT&T Web-hosting, AT&T Web Fácil, AT&T Email, Bulletin, Chat, Chat with moderator, Contact Form, Forums, Guestbook and Polling and e-Consulting.

•	Direct access. We offer businesses the opportunity to have a dedicated access line from the customer’s premises to our network, without requiring the use of Telmex’s local network. We provide this connection, depending on the customer’s needs and revenue potential, through either a wireless connection or a fiber-optic connection built out to the customer’s premises.

•	Domestic and North American High Capacity Digital Private Lines (E3/T3 to STM1). This service allows customers to set up high speed dedicated circuits between two or more of the customer’s offices in Mexico or between two or more of the customer’s offices in Mexico and the U.S., to satisfy their communication and transmission needs for large volumes of data. Customers may also choose Domestic and North American Low Capacity Digital Private Lines (64 kbps to 2,048 kbps) for smaller data volumes.

•	Switched digital services. For some business applications where private line services might not be cost effective or appropriate, we offer switched digital circuits on demand to customers who require digital links, variable bandwidth and multiple endpoint connectivity at increments of 56/64 Kbps channels (Ix64). This service is suitable for: videoconferencing, document, video and audio distribution, voice/data/video integration, distance learning and telemedicine, remote access to corporate resources, bulk data transfer, peak period overflow and dial back-up.

•	AT&T frame relay. Frame relay is an information transportation service based on packet switching technology, which has been designed specially to increase the efficiency of data transportation between remote localities needing to exchange large amounts of information at high transmission speeds and to optimize the bandwidth used, and also providing transparency to any application, low delay times and mesh connectivity. The service is available to establish domestic and international circuits under a bilateral or an End to End scheme jointly with AT&T. Through our AT&T Frame relay anywhere users can access their corporate data network from remote sites, through a telephone connection using the Alestra Frame Relay network. Our other frame relay based technology services are AT&T End to End Frame Relay Service Internet Working, AT&T End to End Internet Protocol enabled FR and AT&T Full Channel Service. Each of these services allows our customers to consider AT&T the single point of contact for ordering, provisioning, billing and fault management.

•	Global switched digital service. This service enables customers to originate and receive switched data calls. It also offers a wide array of business applications, such as linking a business network with other networks for video, voice and data transmissions, remote WAN/LAN computer networks, back-up lines during peak hours, digital fax and high fidelity audio for radio broadcasting.

•	AT&T Virtual private network services. This service provides reliable and secure IP connectivity in a public “carrier class” network with the same performance and security options found in the more expensive customer owned private networks. This service allows customers to access their network via AT&T Dedicated VPN, AT&T VPN Remote Access, AT&T VPN in IDC (Internet Data Center) or AT&T IPSEC.

Our shareholders are currently analyzing the feasibility of our providing global seamless data services through AT&T’s global network to business customers in Mexico. The AT&T global network is an advanced data network based on internet protocol which allows for point to multi-point international connectivity, and is centrally managed. These services will allow us to participate directly in AT&T’s global network and to offer our customers an international virtual private network with extensive geographic reach and consistent service delivery and quality. Currently we only have the ability to offer our customers a national virtual private network. If our shareholders determine that we should provide this new service, we expect that the services offered via the AT&T global network will gradually replace the current AT&T–Alestra bilateral international network. We believe that the ability to offer the same portfolio of data products in Mexico that AT&T provides to enterprise customers in the United States and elsewhere would provide us with a competitive advantage.

Local services

Our local telephony concession has been recently modified to allow us to offer a full range of local services throughout Mexico on a regional basis. Since early 2001, we have offered our local telephone service in Mexico City, Guadalajara and Monterrey by means of fiber optic or wireless digital trunks that connect directly with our customers. In 2003, we plan to begin the roll-out of local services in five additional local service areas. The modification of our local telephony concession includes an additional obligation for us to participate in the Mexican Government’s e-Mexico Program that provides 50 Mbps internet access distributed in the “Centros Comunitarios Digitales” (Digital Community Centers) located in 12 different towns free of charge during the next four years.

Pricing and promotions

Our pricing for our long distance and value-added services offered to our business and residential customers varies depending on the type of plan or service chosen by the customer. Our business pricing strategy is based on voice, data and internet bundled offers. Our main commercial programs are AT&T Uniplan Práctico, AT&T Plus, AT&T Corplan, AT&T Clase Total, AT&T Integra, and Enlace Total. Our five basic residential calling plans are

AT&T Contigo, AT&T Fácil, AT&T Consentidos, AT&T Destinos, and AT&T Con Tu Negocio. All of our plans are tailored to customers’ calling patterns, and are designed to capture and retain long distance customers. We believe that our prices are competitive with, and our promotions similar to those of our major competitors, Telmex and Avantel. We generally price our long distance services slightly below Telmex’s prices and they are highly competitive with Avantel’s prices.

Alestra’s marketing

Alestra has developed a comprehensive marketing plan to increase revenue and to obtain profitability by fostering brand name awareness and increasing the customer base and customer retention. Alestra has designed its sales and marketing strategy to attract existing Telmex customers and to encourage customers of Avantel and other carriers to switch to Alestra, as well as to entice new customers created by the growing demand for telecommunications services in Mexico. Alestra has adopted a segmented marketing approach, distinguishing between business customers and residential customers, and further distinguishing within those segments in terms of usage and type of customer.

Business Customers.  Alestra has a national marketing coverage through its presence in 26 cities and has nearly 400 sales, marketing and e-business professionals dedicated to identifying, attracting and retaining business customers. Alestra also has a value added reseller (VAR) program that incorporates more than 200 agents with more than 950 account executives, extending Alestra’s presence to 80 cities. In addition to basic services, Alestra offers to business customers a variety of advanced voice and data services to increase revenues per customer and reduce customer churn. Alestra also delivers customized bundled offers, including value-added features such as fraud control and reports-on-demand. Alestra targets mainly four groups of business customers:

•	Multinational Corporations and Maquiladoras. Alestra benefits from AT&T’s extensive relationships with multinational corporations, many of whom operate maquiladora facilities near the U.S.-Mexico border. Alestra’s account executives manage these important relationships with multinational corporations in conjunction with AT&T global and national account managers, both pre-and post-sale.

•	Large and Affiliate Mexican Corporations. Alestra characterizes large corporations as those accounts with a monthly consumption above Ps. 100,000. Affiliates include corporations such as Alfa, BBVA Bancomer and their subsidiaries and related entities, with whom Alestra or its shareholders are or have been affiliated. Alestra actively markets to these entities and has been successful in attracting these companies as customers.

•	Small and Medium-Sized Businesses. Small and medium-sized businesses include those that generate monthly billings of between Ps. 2,500 and Ps. 100,000. Small and medium-sized businesses represent the largest part of our business segment in terms of number of accounts and volume. Alestra believes that in most cases these companies are underserved by Telmex.

•	Wholesale Services. Alestra believes that its state-of-the-art, broadband network infrastructure positions it to be a leading provider of wholesale services to other telecommunications, Cable TV and data communications carriers. While such services are typically provided at a low rate per minute, the incremental cost is minimal. This allows Alestra to earn revenues from the excess capacity on its fixed-cost network infrastructure. Examples of wholesale customers include other competitive long distance carriers, wireless carriers and internet service providers.

Alestra also targets some other important segments, such as government, call centers and hotel chains, providing to each of these segments distinctive bundle offers which we develop to meet the customer’s specific telecommunication service needs.

Residential Customers.  Alestra’s residential marketing strategy is to target high-usage individuals and distinguish itself from other carriers by offering customized services. High-usage individuals tend to be professional or affluent individuals. Depending on their monthly usage, customers are classified as bronze, silver, gold or platinum. Benefits such as immediate customer service and personalized analysis and advice with respect to calling plans accrue to customers based on their classification.

Advertising and Public Relations.  Alestra believes that effective advertising stimulates demand for its services. Alestra believes that the high level of brand name recognition of AT&T in Mexico as of June, 2002, as determined by market research commissioned by Alestra, demonstrates in part the success of this promotional campaign. Alestra advertises using television, radio, newspapers and specialized business periodicals. In the past, Alestra has hired well-known Mexican celebrities as spokespersons, including members of the national soccer and Olympic teams and actors. In addition, Alestra also sponsored sports events and teams, educational programs and cultural activities. Currently a substantial part of our advertising materials are produced in conjunction with AT&T, using AT&T corporate TV advertising, allowing for both a more integrated image and substantial cost reduction.

Sales and distribution

Direct sales for business customers. We maintain 20 independent sales offices throughout Mexico, including the key cities of Mexico City, Monterrey and Guadalajara. Our sales force is highly qualified and knowledgeable about our services. When marketing our services, the sales force places special emphasis on the quality of our network and our customer service capabilities. Our direct sales force is compensated with salaries, as well as commissions and bonuses. Our independent telemarketing representatives are compensated with negotiated fees.

We believe that the focused approach of our direct sales force favorably distinguishes us from Telmex, Avantel and other long  distance providers in Mexico. Sales managers each manage sales representatives and account executives, who specifically focus on existing and potential accounts within a particular region. The direct sales force has access to several technical personnel for sales support services. We are able to provide our sales force with weekly sales information, and track sales of each of the departments against the objectives for each customer segment and account.

Telemarketing. For the residential segment, we use a focused telemarketing effort. The telemarketing representatives call high-usage residential accounts based on information in our database and other sources. Our customer representatives emphasize the AT&T brand name, the quality of our customer service and our network, as well as any promotions that we are offering at that time. Currently, we rely on third parties for the majority of our telemarketing efforts and employ in-house telemarketing representatives and contracts with third parties for the services of additional telemarketing representatives. These representatives make outgoing telemarketing calls, which are in addition to inbound customer inquiries handled by our customer care representatives. We have recently stopped our telemarketing efforts for the remainder of the year as a cost containment measure.

Customer service

We have been able to distinguish ourselves from Telmex and Avantel by offering superior customer service. A survey is conducted on a periodical basis with Mexican consumers. The survey has consistently indicated that our services are perceived as having higher value than those of our competitors. The last survey was made in December 2002. By achieving a level of customer service superior to that of our competitors, we believe that we will attract new customers and achieve lower rates of customer attrition. We have two main customer service centers, one for business customers and the other for residential customers, which are designed to provide service and support, as well as an operator service center to provide call processing assistance and two help desk (technical support) service centers, one for Internet and the other for e-Services. All centers are open 24 hours a day, 365 days a year.

At our customer service center, customer service representatives receive approximately 150,000 calls per month, and handle product and general service inquiries, billing inquiries, fault reports and technical support (help desk). We also have service representatives performing other activities related to customer care, such as ordering and loading new customers’ information into our database or back office activities, and changes in customer databases.

Our operator services center receives a monthly average of 400,000 calls attended by several operator stations. These calls consist of customers requiring person to person or “station to station” calls, including collect calls, as well as assistance with calling card or other services. Our operator services center seeks high customer satisfaction by providing ongoing training to our operators and management staff and by keeping services in level with world-class centers.

Customer activation, billing and collection policies

Activation. At the time the salesperson receives an order for service, the information provided by the prospective customer is checked against our internal customer database. Furthermore, we access a third-party database to which all carriers provide information and which is operated by NCS de México S.A. de C.V. to ascertain whether a prospective customer has amounts due over 30 days and over Ps. 150, or any amount 60 days overdue, to the customer’s existing long distance carrier. If the customer has a past due balance with another long distance carrier, activation must be denied. If the credit history is acceptable, a representative from NCS de México S.A. de C.V., a third-party verification entity, is connected into the call to verify the customer’s order. We believe that this system of third-party verification, which was implemented in February 1998, has significantly reduced slamming practices in Mexico and reduced churn caused by payment failure.

Billing. Currently, we use an integrated billing system that includes network and customer support capabilities. Customers are billed monthly, and we have split our customer billing into 14 billing cycles. In addition, a second billing system is used for value-added services.

Also, we have installed a new state-of-the-art customer care and billing system, which will include, among other features, enhanced call center support like e-commerce, rapid development and deployment of any new service that we may add in the future, automated customer request tracking, bundling and an integration of multiple data and voice services.

We use a fraud management system that allows our fraud center to detect and prevent unauthorized use of our network through the use of programs that monitor and identify unusual activity. In addition, the fraud center uses an application developed to detect and analyze fraudulent cases using different profile solutions and statistical, financial, billing, traffic, and customer information.

Collection. Bills for residential customers may be paid in cash at one of 7,069 bank branches, one of more than 117 Soriana supermarkets or one of more than 1,700 OXXO convenience stores located throughout the country. We are also able to receive payments in more than 1,446 public telegraph offices. We have the choice to charge the invoice balance to credit card or checking accounts. Bills for business customers may be paid in cash at banks or with electronic funds transfer.

Our collection efforts include recorded phone messages, past due mailed notices, telegrams to un-contacted accounts, personal calls to the customer and door to door collection, depending on the balance of past due amount and the amount of time that the amount is overdue. Within 31 days following the due date of an invoice, a request is made to NCS de México S.A. de C.V., as administrator of the non-paying customer database, to activate the customer in its database. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 90 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with unpaid balance lower than Ps. 500, the account is also assigned to a collection agency 120 days following the due date. If the efforts of collection agencies are unsuccessful and if the balance is large enough to make legal process worthwhile, we commence legal proceedings.

Sales and revenue by category of activity and geographical markets

See Item 5. “Operating and Financial Review and Prospects—Operating results.”

Competition

To date, the SCT has granted concessions to approximately 20 long distance telecommunications companies in addition to Telmex and Telnor. Currently, approximately fifteen long distance concessionaires are offering commercial long distance service in Mexico.

The current level of competition is likely to increase throughout the telecommunications market over the next few years as the Mexican telecommunications market continues to be liberalized and as new technologies are applied to the telecommunications industry. As a result of competition, prices for long distance calls have declined in real terms by approximately 60% from December 1996 to December 2002.

As a result of competition in the consumer market, customer attrition to other telecommunication service providers, or churn, has resulted in the loss of future revenues from customers whose service is disconnected. Because of churn, we are often unable to recoup the costs we incurred in acquiring the customer, typically switching costs, commissions and costs incurred in connection with independent third-party verification. The establishment of a third party verification service, as well our new focus on high-usage customers has contributed to a decrease in our churn rate of 18.8% on average per month in the beginning of 1998, to approximately 6.4% from 1999 to 2002. As a result of churn, we have experienced a net loss of lines from the number of lines we originally obtained during pre-subscription. Among our business customers, the churn rate is less than 2.0%.

Our main competitors are:

Telmex

Telmex, the formerly government-controlled telecommunications monopoly, has historically dominated the Mexican telecommunications industry. In December 1990, the Mexican government officially began the liberalization of the telecommunications industry by selling a controlling portion of Telmex’s equity. The Mexican government subsequently sold the balance of its holdings in Telmex.

At the same time it began the privatization of Telmex in 1990, the Mexican government amended Telmex’s concession for the provision of public, local and domestic and international long distance service throughout Mexico. Telmex was also granted an exclusivity period of six years in order to make the transition to competition in the long distance market. In August of 1996, the exclusivity period expired and the Mexican long distance telecommunications industry was officially opened to competition, although Telmex was not required to interconnect new carriers’ networks to its own networks until January 1, 1997.

Telmex has marketed its long distance services under its LADA brand. Telmex’s image in the marketplace has been associated in the past with delays, poor transmission quality and poor customer service, which has been reflected in the high number of claims filed against Telmex at the Procuraduría Federal del Consumidor (a Mexican public consumer protection agency serving a similar function as the U.S. Better Business Bureau). Telmex has spent significant sums on advertising to improve its brand image.

In the data and internet services market, Telmex has focused on services with higher market value such as internet dial-up. Telmex’s initial strategy was based on the acquisition of the Prodigy brand and its operation rights in Latin America under which Telmex launched its internet dial up service at the end of 1999. At the end of 2002, Telmex reported approximately 1.2 million Prodigy accounts. The Prodigy line of business was bolstered with its alliance with Microsoft and the launching of T1MSN in 2000. This alliance and launching allowed Telmex to compete with established portals like Terra and Esmas.com.

In the core data services market, Telmex has prevented competition in the business sector by exercising its monopolistic powers over the direct access local loop market and by protecting the long distance private lines and frame relay while developing new services such as its virtual private network. In the frame relay market, Telmex has promoted the frame relay technology which represents the major customer base in Mexico.

Telmex’s new strategy is to launch DSL Broadband service nationwide, which it started in Mexico City, Monterrey and Guadalajara. This service represents direct competition for dedicated internet in some market segments.

Avantel

Avantel started operations in 1996 though a joint venture between MCI International Telecommunications Corp. (45%) and Promotora Banamex de Sistemas de Teleinformática y Telecomunicaciones S.A. de C.V. (55%). In

1999, Worldcom acquired MCI and joined the Avantel joint venture. In 2001, Citigroup acquired Promotora Banamex de Sistemas de Teleinformática y Telecomunicaciones S.A. de C.V. and all of its subsidiaries.

Avantel’s long distance backbone reaches 41 cities and it has approximately 5,000 miles of fiber optic lines installed. Avantel uses Nortel and Cisco technologies.

In the long distance market, Avantel has implemented a low price strategy in order to capture market share. Avantel’s portfolio of services are domestic long distance, international long distance, 800 services, and local service. Avantel began providing local service in January 2001 in Mexico City, Monterrey and Guadalajara. Avantel has a nationwide concession for local service.

Avantel’s data and internet services portfolio are frame relay, long distance private lines, local private lines, dedicated internet, internet dial up, virtual private network and web-hosting services.

Avantel is a direct competitor of Alestra.

Telefónica

Telefónica, following its expansion strategy in Latin America, has acquired several telecommunications service providers in Mexico. In 1999 Telefónica acquired Infosel, a part of Terra Lycos, and adopted the Terra brand name for its internet and information services. In 2000 Terra reported 450,000 internet dial-up accounts in Mexico. Terra has recently canceled its free internet service which represented more than 50% (over 300,000) of those internet dial up accounts. Terra has begun implementing e-commerce initiatives through the acquisition of Decompras.com, specializing in retail sales, and Deremate.com, specializing in consumer auctions. In addition, Terra has implemented new services such as shared hosting and unified messaging and has entered the internet advertising business through Terra portal.

In the beginning of 2000 Telefónica acquired Optel. Optel specializes in X.25, frame relay and dedicated internet. This acquisition has allowed Telefónica to enter into the business data market and introduce its brand name “Telefónica Data”.

Telefónica data recently developed new features for its data service and enhanced its network with dark fiber contracts with Marcatel to increase the coverage of service.

Finally, Telefónica recently acquired Pegaso, a wireless telephony provider with nationwide spectrum licenses, and Cedetel Group, a wireless telephony provider operating primarily in the northern regions of Mexico, allowing Telefónica to enter into the mobile telephone market and to compete directly with Telcel.

Telefónica is a direct competitor of Alestra in the data and internet services market.

Regulatory framework

Telecommunications services in Mexico are governed by the Federal Telecommunications Law, the Ley de Vías Generales de Comunicación enacted in 1940, the Reglamento de Telecomunicaciones enacted in 1990, certain rules promulgated under the Federal Telecommunications Law and international trade agreements entered into by Mexico and the World Trade Organization (together, the “Telecommunications Regulations”). The Telecommunications Regulations define the regulatory structure applicable nationwide to the telecommunications infrastructure and the supply of telecommunications services. They govern, among other things, applications to install, maintain and operate telecommunications networks; the establishment of technical standards for the provision of telecommunications services; and the granting, revocation and modification of concessions and permits.

A new federal telecommunications bill was under review by the Parliamentary Telecommunications Committee, which consists of senators and deputies of the Mexican Congress. The telecommunications industry, academic institutions and the government were involved in this review. The results of this review were delivered to the Congressional Communications Committee in August 2002. The results included several procompetitive proposals which we believe would benefit us, and the Committee is now in the process of reviewing the results. It is likely that the new federal telecommunications bill will be submitted to a vote in the Mexican Congress early this year, depending on the political environment. In addition, an alternate bill proposal has been submitted to the Mexican Congress, which would eliminate most of the procompetitive proposals in the current draft and which could have a negative impact on the competitive telecommunication providers in Mexico.

The SCT is the government agency responsible for regulating telecommunications services and was the exclusive authority until August 1996, when the Mexican government established Cofetel. Cofetel is a specialized regulatory agency within the SCT, consisting of four commissioners appointed by the President of Mexico, created to enforce the Federal Telecommunications Law and to implement the necessary regulatory framework to guarantee fair, non-discriminatory and lawful competition among telecommunication services providers in Mexico.

Cofetel and the SCT have the power to monitor our compliance with the telecommunications public network concession and our wireless concessions. The SCT delegated to Cofetel many of its powers and obligations under the Telecommunications Regulations. The SCT has retained the authority to grant all concessions and permits as well as the imposition of fines. Cofetel makes recommendations to the SCT on major issues, such as spectrum allocation and granting of new concessions and permits, but the SCT has the final decision making power on these issues.

Under the Federal Telecommunications Law, registration before Cofetel is the sole requirement to provide value-added services.

Cofetel is primarily responsible for:

•	issuing secondary regulations applicable to the telecommunications industry, including determining the specific obligations due to the “dominant” carrier;

•	recommending the granting, amendment, extension, assignment and revocation of concessions and permits;

•	supervising telecommunication service providers;

•	resolving any differences amongst concessionaires in interconnection negotiations;

•	conducting public biddings of spectrum;

•	administering the numbering resources and national numbering migrations;

•	defining the different local service areas and mobile regions; and

•	administering the Telecommunication Registry, where the rates for telecommunication services offered by the concessionaires are filed, among other responsibilities.

The SCT and Cofetel have taken a number of steps to complete the regulatory framework for Mexican telecommunications, although significant issues remain unresolved or are under judicial scrutiny.

The Telecommunications Regulations contain various provisions designed to introduce competition in the provision of telecommunications services. In general, the SCT is authorized to grant concessions to other parties for the provision of any of the services provided by Telmex under its concession. In August 1996, the SCT opened the Mexican market to competition for domestic and international long distance services.

The SCT issued the initial rules for the interconnection of other carriers with Telmex’s network in July 1994, specifying that Telmex was obliged to provide interconnection points for 200 cities in accordance with a rollout schedule before 2001, beginning on January 1, 1997. The rules also stated that Telmex was obligated to interconnect all the cities of the country which have at least one switch with routing capability in the year 2001. Currently,

Telmex has provided interconnection points in the 200 local service areas referred above. However, no additional areas have been added since, and Telmex has argued that there is no switch with routing capability left.

In June 1996, the SCT released rules with respect to the provision of long distance service, together with basic technical plans for numbering and for signaling, that address a number of technical issues including several relating to the commencement of competition in long distance services. The long distance rules establish the general framework for competitive long distance services, including rules regarding customer selection of carriers, billing and collection. They also provide for certain consultation and information-sharing mechanisms among service providers and with the SCT.

In October 1997, Cofetel released rules regarding the provisioning of local service. Such rules, among other issues, focus principally on establishing the mechanisms for interconnection, the interoperability of networks and the continuance of service, with non-discriminatory and registered tariffs. Additionally, the rules include the access to the special codes, emergency numbers and the data base directory services. The rules for local service also define the program for the “calling party pays” service, some obligations for the dominant carrier in terms of information, tariffs and quality of service and the guidelines for the consolidation of local service areas.

Certain important aspects of the Telecommunications Regulations and regulatory framework require clarification and are being revised, and could ultimately be addressed in the new federal telecommunications bill which his being reviewed by the Congressional Communications Committee, including matters relating to interconnection services, dominant carrier regulation, number portability, local loop unbundling, long distance service, the universal fund, local service and allocation of the spectrum. There is no assurance that the new federal telecommunications bill, if passed, would have the effect of fostering a pro-competitive environment. Further, the application and further implementation of the Telecommunication Regulations may also give rise to additional legal challenges.

Our concessions

Telecommunications public network concession. We obtained our telecommunications public network concession on December 6, 1995. Through this concession, we are able to provide long distance telephone service, and by a later amendment, since May 30, 2000, local services in Mexico City, Monterrey and Guadalajara. In accordance with the Federal Telecommunications Law, the term of our telecommunications public network concession is 30 years. The term of our concession may be extended for a period equivalent to the initial term for which it was originally granted. The telecommunications public network concession specifies, among other things:

•	the type of services that are the subject matter of the concession (local and long distance);

•	the geographical region in which we may provide the services;

•	the term of the telecommunications public network concession; and

•	other rights and obligations affecting us.

Under the Federal Telecommunications Law and the Ley de Inversión Extranjera (Law of Foreign Investment), concessions may only be granted to Mexican individuals and to Mexican corporations whose foreign investment participation does not exceed 49% of the full voting equity thereof or who are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% of the equity thereof with the prior approval of the Comisión Nacional de Inversiones Extranjeras (National Commission of Foreign Investments). Furthermore, any attempted transfer or subscription of 10% or more of our equity (other than neutral equity) requires notification and approval of the SCT and, if applicable, the Comisión Federal de Competencia (the “Federal Competition Commission”). Any equity transfers in violation of these ownership requirements will be invalid under Mexican law.

The transfer of the telecommunications public network concession rights is subject to a three-year freeze, such period is calculated from the date of issuance of the long distance concession. After such period elapses, the SCT, with the prior favorable opinion of the Federal Competition Commission, may authorize the proposed transfer under certain conditions for the assignee.

Wireless concessions. In June 1998, the SCT granted us two 20 year point-to-point national wireless telecommunications concessions in the 15 and 23 GHz frequency bands, and in September of 1998, three 20 year point-to-multipoint wireless concessions in the 10 GHz frequency band covering the regions 4, 6 and 9 that contain Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos except for retained cities.

Under the 10 GHz concessions, we were asked to provide point-to-multipoint signal coverage to those municipalities or delegations where 30% of the total population in such regions resides by the end of September 2000. On July 14, 2000, we petitioned the SCT to allow us to comply with such requirement a year after the original compliance period. On February 28, 2001, the SCT granted us an extension of the term until August 27, 2001 to comply with such requirement. By August 27, 2001, we had installed 10 GHz sites in regions 4, 6 and 9, which include the urban areas of Mexico City, Monterrey and Guadalajara. The authorities have been properly notified of our progress.

On July 19, 2002, Alestra filed a report before Cofetel regarding the implementation of a 10 GHz. point-to-multipoint radio base station in the city of Morelia. With this infrastructure and the one discussed above, Alestra has fulfilled its commitments to provide signal coverage for the 30% of the population that resides in the municipalities or delegations or regions 4, 6 and 9.

Concession maintenance requirements. Our telecommunications public network concession and our wireless concessions may be terminated pursuant to the Federal Telecommunications Law upon:

•	expiration of their terms;

•	our resignation;

•	their revocation;

•	governmental taking; or

•	our liquidation or bankruptcy.

A wireless concession may also be revoked for the following reasons:

•	on behalf of public interest;

•	for national security reasons;

•	for the introduction of new technologies;

•	solving interference problems; and

•	to fulfill international agreements and treaties subscribed by the Mexican Federal Government.

In the event of our bankruptcy our concession would be immediately terminated.

In addition, the Federal Telecommunications Law provides that our telecommunications public network concession and our wireless concessions may be revoked by the SCT prior to the end of their terms under certain circumstances, including:

(1) unauthorized or unjustified interruption of services;

(2) taking of any action that impairs the rights of other concessionaires or permit holders;

(3) failure to comply with the obligations or conditions specified in the telecommunications public network concession or wireless concessions;

(4) failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

(5) loss of our Mexican nationality;

(6) unauthorized assignment, transfer or encumbrance of the telecommunications public network concession or wireless concessions;

(7) failure to pay the Mexican government the fee for the telecommunications public network concession or wireless concessions; or

(8) failure to comply with the terms established by the concessions for a period of 180 days from when the concessions were issued.

The SCT may only revoke a concession under the circumstances referred to in clauses (1), (2), (3) and (7) above after it has imposed sanctions at least on three occasions on the concession holder, and the violation has recurred. In the events described under clauses (4), (5), (6) and (8) above, the revocation is immediate.

Moreover, our telecommunications public network concession requires us to meet specific geographic coverage targets and the wireless concessions require us to meet certain buildup targets. Under the terms of the telecommunications public network concession, by December 31, 2000, we were required to provide services in nine additional cities with our own infrastructure. Based on the conditions of the market, during 2000, we filed a petition to SCT asking for authorization to replace those cities. The SCT, acting upon the recommendation of Cofetel, is the only body with the authority to modify the geographical coverage requirements in the telecommunications public network concession. As of July 13, 2001, Cofetel granted our petition authorizing such modification without any sanction.

The Mexican government, through the SCT, may also temporarily seize all assets related to our telecommunications public network concession or wireless concessions in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order or for imminent harm to the national economy. Under Mexican law, the government would be obligated to compensate Alestra in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government were to temporarily seize or expropriate our assets, it would have to indemnify us for all direct losses and damages. In the case of an expropriation, appraisers would determine the amount of the compensation. If we disagreed with the amount appraised, we could initiate judicial action against the government to dispute such amount. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, that determination would be made by an independent appraiser, who would be appointed by the competent court.

Local service

On October 15, 1999, we filed a petition with the SCT, requesting an amendment to our telecommunications public network concession, in order to obtain authorization to provide local service in the local service areas that constitute the urban zones of the cities of Mexico City, Monterrey and Guadalajara. The authorization was granted on May 30, 2000. Immediately after the amendment was granted, we began negotiations with Telmex for a local-to-local interconnection agreement. The negotiations were finished and the agreement was signed on December 22, 2000. We began providing local service on December 29, 2000.

During the first half of 2001, we entered into local-to-local interconnection agreements with other local concessionaires, such as Axtel, Iusacell, Unefon, Telcel and Pegaso. Also, during this period, we completed the development of our 10.5 GHz point-to-multipoint microwave radio system network in the cities of Mexico City, Monterrey and Guadalajara, which will be our main driver to reach the residential market. We will continue to expand our commercial market by the introduction of our local service using fiber-optic and point-to-point access to current and new clients.

In addition to the May 30, 2000 resolution that allowed us to begin the deployment and offering of our local telecommunications services, on February 13, 2002 we filed a petition before Cofetel and the SCT in order to obtain an authorization to provide local service in any city in Mexico. As a result of this petition, on December 17, 2002, we received the authorization to offer a full range of local services throughout Mexico, through a nationwide concession on regional basis. The modification was an extension of the coverage included in our original authorization to provide local service in Mexico. The modification of our concession includes an additional obligation for us to participate in the Mexican Government’s e-Mexico Program by providing 50 Mbps internet access distributed in the “Centros Comunitarios Digitales” (Digital Community Centers) located in 12 different towns free of charge during the next four years.

Tariffs, anti-competitive practices and interconnection

Tariffs. Under the Federal Telecommunications Law, tariffs for telecommunications services are generally determined freely by the providers of such services and are subject to the requirements set forth in the concessions. Tariffs must be registered before Cofetel prior to being implemented. However, Telmex is an exception to this rule because it is required to obtain approval before it sets rates. Under its concession, beginning in 1999, and every 4 years thereafter, Telmex’s price cap regulation is subject to review. Such review allows Telmex to increase prices based on a basket of services including local, domestic and international long distance services, adjusted by a productivity factor (4.5% from 1999 through 2002). Within the basket, Telmex is allowed to move the tariffs up as long as the price of the basket remains under the cap and to move tariffs down, provided they remain above the long run incremental cost of each service. Cofetel has begun the Telmex price cap review process for the 2003 through 2006 period.

Telmex’s tariffs for domestic long distance declined in real terms more than 60% from December 1996 to December 2001, either because Telmex did not increase its prices to account for inflation or, in some cases, through price decreases due to competitive forces. We believe that the Mexican telecommunications market will continue to experience tariff pressure.

Anti-competitive practices. Telecommunication service providers are prohibited by law from adopting discriminatory practices generally, including in the application of tariffs. All tariffs must be based on the following factors:

•	quality;

•	competitiveness;

•	security; and

•	length of time the carrier will commit to providing the service.

Those companies determined by the Federal Competition Commission to have substantial market power pursuant to the provisions of the Ley Federal de Competencia Económica (Federal Law of Economic Competition), Mexico’s antitrust statute, can be regulated so as to prevent anti-competitive practices.

Since Telmex has been declared a “dominant carrier”, that is a carrier holding substantial power in five specific telecommunications markets, Alestra has filed a motion with Cofetel to reapply Telmex’s obligations with regard to rates, quality of service and information, in accordance with the Federal Telecommunications Law. If we are successful and Cofeco reapplies Telmex’s obligations, Telmex will be obligated to refrain from anticompetitive practices by, among other things, improving the quality of our interconnections with their network, submitting to the supervision by Cofetel of the rates that they charge, performing separate accounting for the separate divisions of Telmex, and releasing information regarding their network.

Long distance-to-local and local-to-local interconnections. Under Mexican regulations, local telephone concessionaires must enter into interconnection agreements with local and long distance concessionaires, pursuant to which the local operator is obligated to route calls from customers to the local or long distance carrier of their choice. The local carrier would be obligated to route those calls to the switches of the call recipient in the same local area of its origination (in the case of a local call). The long distance carrier would be obligated to route those calls to local switches in the area of the call recipient (in the case of a domestic long distance call) or to the appropriate international network (in the case of an international long distance call).

Our “long distance-to-local” interconnection agreement with Telmex sets forth the terms and conditions under which we are allowed to interconnect our long distance network with Telmex’s local network. This interconnection agreement has an initial term that expired on January 1, 1999. The interconnection agreement provides, however, that the terms and conditions of the agreement will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively.

Our local-to-local interconnection agreement with Telmex sets forth the terms and conditions under which we are allowed to interconnect our local network with Telmex’s local network. The interconnection agreement had an initial term that expired on September 15, 2002. The interconnection agreement provides, however, that the terms and conditions of the agreement will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively. We reached a new agreement with Telmex in January of 2003 which extended the rates charged by Telmex in 2002 through 2003.

Among other events, the interconnection agreements may be terminated if we suffer a substantial default under the interconnection agreement. During 2001, we, as a local and long distance provider, entered into interconnection agreements with other local and long distance providers.

International settlement

The international settlement rates that leading U.S. carriers use to settle accounts with foreign telecommunications carriers have been subject to intense downward pressure due to competition and to regulatory factors, including initiatives by the United States and other regulators. Telmex negotiated with AT&T rates for 1998 of $0.37 per minute, $0.31 per minute for the first half of 1999 and $0.19 starting on July 1, 1999 until December 31, 2000 (an average of $0.25 in 1999). For 2001 through 2003 Telmex originally negotiated the applicable settlement rates with MCI International Inc. and IBD Worldcom Services, Inc. ($0.155 for 2001, $0.135 for 2002 and ($0.10 for 2003)). We challenged those rates. In 2002, Telmex, MCI International Inc., IBD Worldcom Services, Inc. and AT&T reached an agreement for the settlement rates applicable to 2002 and 2003. Alestra has agreed with AT&T to apply the same rates. The agreed rates are: (i) from January 1 to February 28, 2002, $0.135, (ii) from March 1, 2002 to December 31, 2003, a differentiated settlement rate scheme applies depending of the city of termination in Mexico, and the rates are $0.055, $0.085 and $0.1175. For traffic terminated in the U.S. a settlement rate of $0.055 is applied. On August 8, 2002, Cofetel approved the new agreement for international rates. Currently, we are reviewing the validity of the resolution. The United States Trade Representative (USTR) continues to press for the elimination of the 1996 international long distance rules and has initiated a case before the World Trade Organization (WTO).

Interconnection agreements between a Mexican long distance concessionaire and foreign carriers require the approval of Cofetel before becoming effective. Pursuant to the international long distance rules issued by Cofetel in December 1996, the concessionaires that route traffic into and out of Mexico must apply uniform settlement rates and “proportionate return systems”. “Proportionate return system” is a methodology for allocation of incoming international long distance calls from other countries among the various Mexican carriers, which is determined by the proportion of the total calls each carrier generated.

We are entitled to receive net settlement payments from AT&T, the carrier in the U.S. with whom we interconnect, pursuant to a duly registered interconnection agreement. This agreement, and agreements we have entered into with other carriers, including Teleglobe Canada Inc., Telefónica de España and British Telecom, are similar to agreements each Mexican long distance carrier has with corresponding foreign carriers. These agreements govern the rates of payment by Mexican carriers to the foreign carriers for the exchange of international traffic in connecting international calls billed in Mexico, and by the foreign carriers to Mexican carriers for the exchange of international traffic in connecting international calls billed abroad. Mexican regulation provides that these rates must be uniform among the Mexican carriers, and must be negotiated by the carrier that has the highest market share in each international route.

Under the international long distance rules, Cofetel adopted rules providing for proportionate return among the various Mexican carriers. A committee composed of Mexican long distance carriers determines on a monthly basis the proper allocation of incoming long distance call attempts from a specific country for the next month for each

Mexican carrier, based upon each Mexican carrier’s percentage of outbound international calls (based on revenues) to a specific country during the month ending one month earlier.

The international long distance rules establish that the proportionate return regime traffic system can be revised. Cofetel may allow international inbound traffic volumes settled to Mexican carriers out of proportional return system under some specific conditions, this requires to change the current international long distance rules.

Pursuant to Cofetel regulations, the only legal way to transport public international switched long distance minutes into Mexico is via the international settlement rate system described in the previous paragraph. Because international settlement rates to terminate traffic in Mexico are generally higher than rates for terminating domestic Mexican long distance traffic, a portion of the long distance market between Mexico and the U.S. is served by entities that bypass the international settlement rate system, a practice deemed illegal by Cofetel. These entities terminate those calls as domestic calls, thus avoiding the payment of settlement charges. On December 29, 2000, as part of the Settlement Agreement, we, Telmex, Telnor and Avantel signed an agreement to seek to eliminate traffic that bypasses the international settlement rate system. This part of the Settlement Agreement became effective on January 1, 2001 and since that day we have been working to eliminate the so called bypass traffic.

Off-net charges

We pay Telmex a per-minute charge to terminate calls on its network in cities outside of the 178 cities where we currently originate traffic. These traffic minutes represented about 18% of our revenues and total minutes of traffic.

Our contract with Telmex for off-net services, “Plan Lada Operadores”, expired on December 30, 1999. However, we and Telmex continue to operate this traffic under the terms and conditions of the Settlement Agreement. For the period from January 1, 2000, to September 30, 2000, our off-net charges were Ps. 1.00 per minute.

For the period from October 1, 2000, to December 31, 2001, the off-net charges were the lower of 75% of Telmex’s lowest rate made available by Telmex in the market for domestic long distance service to its final users or 75% of the lowest rate applied by Telmex to the termination market for the international long distance switched public traffic service in Mexican national territory. On December, 2001, during the negotiations to establish the terms and conditions for the interconnection rate and other issues for the year 2002, we agreed with Telmex to continue off-net charges at the lower of 75% of Telmex’s lowest rate available in the market for domestic long distance service to its final users or 75% of the lowest rate applied by Telmex to the termination market for the international long distance switched public traffic service in Mexican national territory. We have recently agreed with Telmex to apply these rates in 2003.

Third-party verification

During 1997, the Mexican long distance telecommunications market experienced rates of churn significantly in excess of those experienced in the United States and similar markets. In response to complaints by the Mexican long distance carriers that a significant portion of this churn rate was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge, Cofetel provided for a third-party verification system, similar to that used in the United States and other countries. Since February 16, 1998, every carrier began to submit to the third-party independent verification company NCS de México S.A. de C.V. the name and number of each customer such carrier acquired. NCS then independently called each customer to verify that the customer had voluntarily chosen the carrier who submitted such customer’s name. Since February 1999, a representative of NCS is patched into the call while the customer is signing up for new service. As a result of this and other measures, the churn rate has dropped substantially from an average of 18.8% per month in the beginning of 1998, to an average of 7.1% per month in 2002; and we believe it will continue to decrease.

Value-added taxation of telephone services

Billings for telephone services are subject to value-added tax of 15.0% throughout Mexico, except that billings for telephone services on cities that border the United States or cities located within certain states or municipalities are subject to value-added tax of 10.0%. Alestra includes this charge on all Mexican bills and is obligated to remit this amount monthly to the relevant taxing authority.

C. Organizational structure

We are owned 49% by AT&T and 51% by Onexa. Onexa is owned by Alfa and BBVA Bancomer. AT&T holds its shares through its subsidiary AT&T Telecom Mexico.

Alfa is one of Mexico’s largest conglomerates. It comprises five groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, steel manufacturing, processed food, auto parts and telecommunications. As of December 31, 2002, Alfa’s total assets amounted to Ps. 72.2 billion, with annual sales of Ps. 51.4 billion and operating income of Ps. 5.2 billion.

AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. AT&T runs the largest, most sophisticated communications network in the U.S., backed by the research and development capabilities of AT&T Labs. A leading supplier of data, Internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting to large businesses and government. AT&T is a market leader in local, long distance and Internet services, as well as transaction-based services like prepaid cards, collect calling and directory assistance.

Grupo Financiero BBVA Bancomer is the leading private financial institution in Mexico and the largest in Latin America in terms of deposits, number of clients and market capitalization. In July 2002, BBVA Bancomer became an affiliate holding company of Banco Bilbao Vizcaya Argentaria (BBVA), one of the largest Spanish financial groups. The Group’s main subsidiary is BBVA Bancomer, a leading banking institution which operates a universal banking model offering products and services to over 9 million clients through segmented distribution networks. Furthermore, it has a diversified income base via other non-banking subsidiaries in businesses such as pension funds, insurance, annuities, money remittances and asset management. BBVA Bancomer conducts a wide range of commercial and retail banking activities in Mexico, through its nationwide network of more than 1,665 branches. In 2002, BBVA Bancomer had net income of Ps. 6,305 million, total assets of Ps. 422,634 million, total deposits of Ps. 317,756 million, and total stockholder’s equity of Ps. 50,588 million.

Most of our directors and a majority of our officers reside in Mexico, and all or a substantial portion of the assets of these persons and of ourselves are located in Mexico.

Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) is our sole, 99.99%-owned subsidiary. Through Servicios Alestra we employ our people and contract services of additional employees with third-party agencies.

Our operations are structured in three basic operating units: Residential, Business and International. We take advantage of our competitive position on each market segment implementing differentiated strategies. Our organizational structure leverages the AT&T brand and a superior customer service.

D. Property, plants and equipment

Our network

Network components

We have invested more than Ps. 5,943.4 million in our technologically advanced fiber-optic network. Construction of the original design for the long distance network was completed in 1997. The network reliability in 2001 was 100% for our backbone, 100% for last-mile solutions based on fiber optic equipment and 99.9953% for last-mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state-of-the-art technology. The network was constructed and is operated in accordance with the reliability, redundancy and restoration standards of AT&T’s U.S. network. The key components of the network include:

•	over 5,740 route kilometers of long-distance and intra-city network, mostly with Lucent True Wave fiber-optic underground inter-city facilities;

•	approximately 718 route kilometers of metropolitan area fiber-optic facilities;

•	five Lucent “5ESS” digital switches (one switch is used for testing purposes);

•	three switches to provide local services; and

•	twelve Cisco Systems ATM/frame relay switches; six “carrier-class” Cisco Gigabit Switch routers, twelve “carrier-class” Cisco Systems routers used for data services and internet connection; three routers for VPN services; and over 11,000 modems for Dial-Up services.

We have over 2,500 agreements in place with highways, railroads and utilities companies that provide us with rights-of-way throughout Mexico. We believe these rights-of-way provide barriers to entry for potential new competitors in the long distance market.

Our network is expandable and flexible. The conduit comprising the long distance network contains a fiber-optic cable with 24 fiber-optic strands. In the metropolitan rings, there are three conduits (four in the case of Mexico City), at least one of which contains fiber-optic cable with 36 fiber-optic strands. The new metropolitan infrastructure recently installed in Mexico City and 3 industrial parks in Ciudad Juárez has a fiber-optic cable with 144 fiber-optic strands. These conduits are generally buried over one meter below ground. Most of the metropolitan rings built by Alestra also have at least one empty conduit, allowing for additional capacity to be deployed in the future at a substantially lower cost.

Fiber-optics

Our inter- and intra-city fiber-optic network is 5,740 kilometers in length and consists of three fiber-optic inter-city rings with the transmission capabilities of dense wave division multiplexing and Synchronous Digital Hierarchy architecture, known as “SDH”. The network is located in the following areas:

•	a northern ring that extends from the United States border crossings at Reynosa and Nuevo Laredo through Monterrey;

•	a central ring through Guadalajara;

•	a southern ring through Mexico City;

•	two inter-state segments in the eastern coast of Mexico that run from the central region to the northern part of the country;

•	four border-crossings located over the U.S.-Mexico border (Tijuana, Ciudad Juárez, Nuevo Laredo, Reynosa), and another through the use of capacity in submarine cable systems from Cancún.

Pursuant to our long distance concession, we are permitted to send domestic traffic through AT&T’s U.S. network to facilitate connectivity among our inter-city fiber-optic rings and two border crossings at Tijuana and Ciudad Juárez. Alestra is the only carrier with dual-ring SDH infrastructure in the border with the United States, through San Antonio Texas, Nuevo Laredo and Reynosa in México; this is a feature that provides diversity and reliability to our customers.

Our network incorporates Lucent True Wave “non-zero dispersion shifted” fiber-optic cable, which supports SDH and dense wave division multiplexing technology. SDH is the industry standard in transmission technology, which supports 2.5 gigabit per second transmissions over a single fiber-optic strand. SDH enables the deployment of bi-directional ring architecture, a system that allows for nearly instantaneous rerouting of traffic in the event of an equipment failure or a fiber-optic cut. We were the first Latin American carrier to use dense wave division multiplexing technology, which enables greatly expanded transmission capacity over the same physical infrastructure through the installation of additional electronics. All of our long distance fiber-optic facilities use dense wave division multiplexing technology with an effective transmission rate of 40 gigabits per second per pair of fiber-optic strands. We are currently utilizing one pair of fiber-optic strands with a 2.5 gigabit per second capacity and a second pair of fiber-optic strands using dense wave division multiplexing technology with a capacity of 40 gigabits per second, of which we currently utilize three wavelengths with 5 gigabit per second.

Electronics and switching

We have deployed four Lucent 5ESS digital switches to provide long distance services. The switches are located in Monterrey, Guadalajara, Mexico City and Tijuana. These switches perform as international and domestic gateways. We have also deployed one 5ESS and two VCDX switches, a compact version of the 5ESS, to provide local services in Mexico City, Monterrey and Guadalajara. In addition, we have deployed two switches for testing purposes in Ciudad Juárez and Monterrey. The Lucent 5ESS switch is an industry-leading universal digital exchange system capable of supporting both voice and data switched services. The 5ESS supports a full range of U.S. and international transport and signaling standards, including interfaces to both the U.S. standard DS-1 (24 channel) and the European standard E-1 (30 channel) trunking. The 5ESS digital switch can deploy several types and combination of telecommunications services on a single exchange platform including analog, mixed analog/digital or digital lines and can function as a local, toll and gateway exchange.

We have large points of presence, or POPs, in 30 cities within our long distance network, in addition to metropolitan, junction and regenerator sites. A “point of presence” is a location where we have installed transmission equipment that serves as a switching center or relay for the larger network. Our points of presence contain telecommunications equipment (switching and/or transport) and serve as interconnection points among our and others’ networks (including Telmex). Each switch and point of presence is housed in a concrete structure that is equipped with advanced power supply, air conditioning, security and fire protection systems.

Our signaling network is connected to AT&T through international SS7 signaling interfaces. These signaling interfaces allow us to interface with other providers as well as providing advanced services.

To support the growing demand for data services, we have deployed an ATM/frame relay, VPN and an internet protocol network on our fiber-optic network. We have deployed twelve frame relay switches in Mexico City, Monterrey, Guadalajara, Puebla, Tijuana and Ciudad Juárez, which interconnect with AT&T’s global frame relay network. Our internet protocol network is supported by 6 carrier class gigabit routers and 12 carrier class routers deployed in key points of presence and switch sites. Our internet protocol network interconnects with the global internet via AT&T’s WorldNet and UUNet internet services. Also our VPN infrastructure covering the cities of Mexico, Monterrey and Guadalajara provides access in these cities to Alestra’s VPN backbone with three Cisco routers.

Direct access

Our direct access facilities allow our customers to access our network directly and to avoid interconnection with local exchange carriers such as Telmex’s network. We have deployed metropolitan fiber-optic rings consisting of approximately 700 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juárez, Tijuana, San Luis Potosi, Querétaro, Leon and other cities, each of which has been deployed using an SDH ring or asynchronous transfer mode “ATM” architecture. To date, we have 27 metropolitan points of presence in our metropolitan rings acting as hubs to connect commercial customers and some corporate buildings to our network, and 4 more are to be deployed in 2002. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

Wireless facilities

We hold two national point-to-point concessions to provide wireless connectivity to business customers (one in the 15 GHz band and one in the 23 GHz band). We also hold three point-to-multipoint concessions in the 10 GHz band covering Mexico City and the states of Nuevo León, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos to provide direct access to our small business customers. We lease wireless frequency capacity from Conectividad Inalámbrica 7GHz, S. de R.L., a joint venture between our shareholders and a subsidiary of Avantel, which acquired rights to use a concession in the 7 GHz band with national coverage to provide wireless connectivity to business customers and to expand the network infrastructure. To provide less capital-intensive direct access facilities and network interconnection in selected smaller cities (and for redundancy purposes), we have deployed 44 radio towers in our network. On these towers, we have selectively deployed point-to-point and point-to-multipoint digital microwave transmission equipment. Our suppliers of digital microwave equipment include Alcatel, NEC, Marconi and Harris Corporation Telecommunication Systems and Services. A continuous process of evaluation is performed among current and potential technology suppliers.

Leased facilities

To cost-effectively originate and terminate traffic in cities where we do not have a point of presence, we lease facilities from Telmex. In this way, we are able to address a large number of additional end-users efficiently. Capacity leased in this manner is paid as an installation fee on a monthly fixed-cost basis.

Other properties

Our other principal properties consist of management and customer service offices located in Monterrey, Guadalajara and Mexico City, and sales offices and network infrastructure sites such as points of presence and regenerators that are located throughout Mexico. We own, or possess pursuant to leases, land totaling approximately 63,000 square meters on which management offices, sales offices, customer service centers and points of presence are located. Our principal administrative offices are located in Monterrey and Mexico City and our principal operations center is located in Monterrey.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

A. Operating results

See Item 4. “Information on the Company” and Item 8. “Financial Information” included in this annual report together with the following discussion and analysis of the financial condition and results of operations.

Overview

Our primary business consists of the operation of a public telecommunication network in Mexico offering domestic and international long distance voice, data, video, internet-related services, and local telephone service.

The following table sets forth information regarding our operating revenues:

	Year ended December 31,
	2000		2001		2002
	(in millions of constant Pesos, except percentages)
Domestic long distance	2,132.1	42.3%	2,054.5	49.3%	1,444.6	32.5%
International long distance	2,534.9	50.3%	1,491.8	35.8%	2,076.8	46.8%
Data and internet services	368.6	7.3%	588.7	14.1%	785.6	17.7%
Local service	0.0	0.0%	32.3	0.8%	132.1	3.0%

Total	5,035.6	100.0%	4,167.3	100.0%	4,439.1	100.0%

Long Distance Service

In accordance with the terms of our long distance concession and the guidelines established by the SCT, on January 1, 1997, we began the gradual rollout and expansion of our long distance services to 60 cities. Our services became available in all 60 cities on June 27, 1997. Currently, we provide long distance origination services from 178 cities in Mexico. In 2001 and 2002, we had an estimated 16% and 18%, respectively, of the total international long distance market in terms of minutes carried and had 760,639 and 683,374 lines in service as of December 31, 2001 and December 31, 2002, respectively.

The following table sets forth certain statistical data regarding our long distance operations:

	Year ended December 31,
	2000		2001		2002
Lines in service at end of period:
Business	98,223		110,800		94,885
Residential	685,523		649,839		588,489
Minutes of use for the period(1):
Domestic long distance	1,926,104	65%	2,350,923	70%	1,748,742	54%
International long distance	1,051,400	35%	1,020,527	30%	1,506,899	46%

Total	2,977,504	100%	3,371,450	100%	3,255,641	100%

(1)	In thousands.

Our long distance revenues consist of:

•	charges to customers for domestic long distance calls and outgoing international long distance calls, which are billed in Pesos; and

•	billings to foreign carriers for termination of incoming international telephone calls, which are billed in dollars.

Our long distance revenues depend on:

•	volume of traffic (which reflects overall demand for our services as well as number of customers);

•	rates we charge to our customers; and

•	settlement rates agreed with each foreign carrier.

In recent years there has been a direct correlation between our average billed rate for long distance services and the number of minutes of long distance volume. As our average billed rate for long distance services declined between 1998 and 2001, the total number of minutes of long distance volume increased. As our average billed rate for long distance services increased slightly in 2002, the total number of minutes for long distance volume decreased. The chart below presents the average billed rate for our long distance services between 1998 and 2002 and the total number of long distance minutes for the same period.

The largest contributor to the overall decline in average revenue per minute has been the significant decline in international settlement rates, which since 1997 have fallen 78.2% from $0.395 per minute to a current weighted average of approximately $0.087 per minute.

The decline in our residential lines in service from 752,192 on December 31, 1998 to 588,489 on December 31, 2002 and the increase in business lines in service from 84,285 on December 31, 1998 to 94,885 on December 31, 2002 relates to our increased focus on business customers and high-usage residential customers. The Company believes that these business and residential segments of the long distance business are more profitable and experience less churn, thus resulting in lower customer acquisition costs.

Telmex has publicly announced that it will not raise its local and long distance tariffs during 2003. The last increase on long distance tariffs was authorized by Cofetel in March 1999 and was an increase of 14.2%. We expect that the Mexican telecommunications market will continue to experience tariff pressure due to lower access charges as well as increased competition and focus by our competitors on increasing market share. Therefore, we have no reason to believe that average rates are likely to increase in the foreseeable future and believe that further decreases are possible.

Data and Internet Services

We began providing data in May 1997 and internet services in July of 1998 to complement our core business of voice services. Our data and internet services consist primarily of dial-up service, web hosting, frame relay, private lines and direct access services. The number of internet users in Mexico has increased dramatically since 1996. As a result, the data and internet services segment of the telecommunications market is becoming a significantly larger percentage of the total Mexican telecommunications market.

Due to the steady decline in average rates for domestic long distance and international long distance, and our related margins, we are focusing on growing this segment of our business which we believe offers more attractive prospects than our core business of domestic long distance and international long distance services.

We charge our customers of data and internet services a flat rate for our services. Our data and internet revenues consist of charges to customers for the various data services that we provide them, and our revenues depend on:

•	the number of subscribers to our services,

•	the package of services that our subscribers receive, and

•	the rates we charge our subscribers.

Local Service

We began providing local services in the first quarter of 2001 in the cities of Mexico City, Monterrey and Guadalajara and began invoicing our customers for local service in the third quarter of 2001. We primarily provide our local services to our business customers, since the high level of usage by business customers provides an adequate return on the investment required to connect these customers to our network. We charge our customers a monthly fee for our local service which varies depending on the amount of their actual usage.

Our local service revenues consist of charges to customers for local services and our revenues depend on the number of subscribers of our local services, and the rates we charge our subscribers. Our number of local service customers has grown significantly over the last year. On June 30, 2001 we had approximately 50 local service customers. By December 31, 2001 that number had grown to approximately 200 and by December 31, 2002 we had approximately 500 local service customers.

Basis of presentation

We prepare our financial statements in conformity with Mexican GAAP, which differs in certain important respects from U.S. GAAP. See Note 20 to the audited financial statements for a reconciliation to U.S. GAAP of net (loss) reported under Mexican GAAP for the years ended December 31, 2001 and 2002 and of total stockholders’ equity as of December 31, 2000, 2001 and 2002.

Mexican GAAP requires that financial statements recognize the effects of inflation. Accordingly, except where otherwise indicated, the consolidated financial data for all periods have been presented in constant Pesos as of December 31, 2002. Although the restatement of nominal Peso amounts into constant Pesos lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate these distortions and the evaluation of period-to-period trends may be difficult.

Beginning January 1, 1997, Mexican GAAP has required companies to restate machinery and equipment of a non-Mexican origin using an index which reflects the inflation rate in the respective country of origin and the exchange rate of the Peso against the currency of such country at the balance sheet date. This restatement resulted in reductions in the net book value of equipment of Ps. 1,206.5 million as of December 31, 2000 Ps. 1,553.9 million as of December 31, 2001, and Ps. 1,142.9 million as of December 31, 2002, with corresponding reductions to stockholders’ equity.

Significant Factors

An understanding of our financial condition and the results of our operations for the periods discussed in this annual report requires an appreciation of the telecommunications regulatory structure in Mexico. Accordingly, the following discussion should be read in conjunction with the discussion of these and related matters which appear elsewhere in this annual report, including under Item 4. “Information on the Company—Business Overview—Regulatory Framework.”

Our financial results for the periods discussed in this annual report have also been influenced by a variety of other factors not directly related to regulatory structures, including economic conditions in Mexico, government rate-setting policies, and levels of competition. A number of these factors have been particularly significant to our results in the past, and some of these are expected to continue to influence our financial results. Some of the most significant of these factors are described below.

Settlement Agreement with Telmex:

On December 29, 2000, we entered into an agreement with Telmex, which we refer to as the “Telmex settlement agreement”, in which we agreed with Telmex, among other things, to settle the following mutual debts:

•	special project charges,

•	the 58% interconnection subsidy,

•	net accounts receivable derived from the revenues from the proportional return system, and

•	the interest rate attributable to the 58% interconnection subsidy and other liabilities with Telmex.

As a result, several charges which are described below were made.

Special project charges.

The Mexican government began allowing competition in the long distance telephone market in 1997. As a result, a number of new carriers, including us, began providing long-distance telephone services in Mexico. The new carriers and Telmex, at that time the only long distance and fixed local carrier in Mexico, signed interconnection agreements in 1996 that set the rates and charges the new carriers would pay Telmex for traffic exchanged between Telmex and the new carriers. The interconnection rates had three components:

•	a local access charge,

•	a local service subsidy, and

•	the interconnection project charge, which allows Telmex to recover the costs of allowing equal access to its network.

The SCT authorized Telmex and Teléfonos del Noroeste, S.A. de C.V., which we refer to as “Telnor”, to charge each new long distance carrier a portion of the infrastructure cost incurred by Telmex to upgrade its network to allow interconnection, which we refer to as “special project charges”. The SCT issued a resolution on May 28, 1997, which sets the total special project charges at $422.0 million. The resolution required the special project charges to be billed on a monthly basis to each new long distance carrier based on the carriers’ percentage of total minutes of use, number of lines, and the total number of carriers interconnecting with Telmex or Telnor, over a seven-year period. That resolution also made reference to an undefined maintenance fee to be paid by each new long distance carrier to Telmex or Telnor.

However, as a result of the Telmex settlement agreement, after a large litigation process against the resolution issued by the SCT, we and other carriers agreed to pay Telmex $422.0 million for the cost of special projects and an additional $132.0 million for the maintenance of the special projects, for a total of $554.0 million as of January 1, 1997. This amount is subject to monthly increases at an annual rate of 10%, giving rise to a balance of $818.3 million as of November 30, 2000.

This amount is being paid as follows:

•	On the signing date of the Telmex settlement agreement, we paid Telmex and Telnor 1/9 (one ninth) of 15% of the $818.3 million in a single payment, or approximately $13.6 million. For purposes of determining our share of the payment, we took into account the nine new long distance concessionaires, including us, currently interconnected with Telmex or Telnor, without counting Telmex and Telnor.

•	Starting on the signing date of the Telmex settlement agreement, the new long distance concessionaires, including us, Telmex and Telnor, began paying Telmex and Telnor the remaining 85%, equivalent to $695.5 million, at a rate of $0.0053 per minute of interconnection, payable at the same time as the interconnection rate and until the total amount is paid. Therefore, the amount that each long distance concessionaire is obligated to pay varies depending on its call volume and if a long distance concessionaire did not connect any calls with the Telmex or Telnor network, it would not be obligated to make any special project payments to Telmex and Telnor.

•	If the balance of the $695.5 million has not been paid to Telmex and Telnor by December 2004, we and the other carriers, including Telmex and Telnor, will pay the entire remaining balance on January 30, 2005 according to the average proportion paid by each carrier during the second half of 2004. If a long distance carrier did not connect any calls with the Telmex or Telnor network during that period of time, it would not be obligated to make any additional special project payments to Telmex and Telnor.

The balance of the liability as of December 31, 2000, based on the Telmex settlement agreement and after deducting the initial payment of Ps. 132,172, was Ps. 275,465. We recorded in fiscal year 2000 the benefit for the reduction in the liability as a result of the settlement as a credit to cost of services in the amount of Ps. 85,826.

Any future long distance concessionaires that use Telmex’s infrastructure and have signed an interconnection agreement with Telmex or Telnor will contribute to the amortization of the $818.3 million in the same manner as the nine new concession holders and Telmex and Telnor.

58% interconnection subsidy.

On April 26, 1996, the Ministry of Communications issued a resolution that established interconnection rates between the new carriers and Telmex’s local network. Among other things, this resolution set a surcharge of 58% on the settlement rates for incoming international long distance calls payable to Telmex. In 1998, primarily due to Telmex’s inability to conclude negotiations on a settlement rate for incoming international long distance calls, Alestra suspended payments to Telmex for the 58% interconnection surcharge. In November 1998, the Mexican Telecommunications Commission issued a resolution that eliminated the 58% surcharge. For a substantial portion of 1998, Alestra accrued for, but did not make any payments for, the 58% interconnection surcharge. Before the Telmex settlement agreement, the accrued liability for this surcharge was Ps. 512,398. The Telmex settlement agreement granted a discount to us in the amount of Ps. 128,013 and established this liability as Ps. 384,385. The discount granted to us was recorded as a reduction to cost of services.

Net accounts receivable derived from the revenues of the proportional return.

In 1998 and 1999, in accordance with the proportional return rules, we recorded revenue for the traffic we had the right to receive and expense to other carriers for processing the telephone traffic, based on the number of call attempts, converted to estimated minutes in conformity with our experience and the agreed upon rates with AT&T. In the Telmex settlement agreement, a different approach was agreed which was based also on Telmex’s experience and the agreed upon rates with AT&T. The account receivable recorded before the signing of the Telmex settlement agreement was Ps. 514,173. With the Telmex settlement agreement the account receivable was reduced to Ps. 475,708. The difference of Ps. 38,465 was recorded as a reduction of revenues in 2000.

Interest attributable to the mentioned subsidy and other liabilities with Telmex.

Even though no document established the rate for the payment of interest on interconnection balances payable, we recorded interest based on a variable rate. After negotiations with Telmex, a fixed rate was established. This change represented a reduction of the liability actually accrued by us for an amount of Ps. 158,541, that was recorded as a credit to interest expense in 2000. Also, during 2000 Alestra did not pay Telmex the interconnection charge and other liabilities incurred from normal operations. As part of the settlement agreement, Telmex granted a reduction in the amount of Ps. 105,479 that was recorded as a credit to cost of services.

Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operation are significantly impacted by economic conditions within Mexico.

Beginning in December 1994, Mexico experienced an economic crisis characterized by exchange rate instability and devaluation of the Peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. The economic crisis resulted in part from a series of internal disruptions and political events that undermined the confidence of investors in Mexico. These adverse conditions in Mexico also resulted in an increase in the annual rate of inflation from 7.1% as of December 1994 to 52.0% as of December 1995, and a liquidity crisis affecting the ability of the Mexican government and the banking system to refinance or refund maturing debt issues. Mexican interest rates, which averaged 13.8% per annum for 28-day Cetes, or Mexican treasury bills, during 1994, increased to an average of 48.3% during 1995. According to government estimates, GDP fell by 6.2% in 1995. Mexico’s gross international reserves fell sharply at the end of 1994, from $24.5 billion at December 31, 1993 to $6.1 billion at December 31, 1994 and were $15.7 billion at December 31, 1995, as reported by the Banco de México.

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of December 31
Year ended December 31, 1996	27.7%	31.3%	5.1%	$17.5 billion
Year ended December 31, 1997	15.7%	19.8%	6.8%	$28.0 billion
Year ended December 31, 1998	18.6%	24.5%	4.9%	$30.1 billion
Year ended December 31, 1999	12.3%	21.5%	3.8%	$30.7 billion
Year ended December 31, 2000	9.0%	15.3%	6.9%	$35.6 billion
Year ended December 31, 2001	4.4%	11.3%	(0.3)%	$44.8 billion
Year ended December 31, 2002	5.7%	7.1%	0.9%	$46.1 billion

Impact of foreign currency fluctuations

See Item 3. “Key Information—Selected Financial Data” for a discussion of exchange rates and the impact of fluctuations of exchange rates on our company.

Customer attrition and trade accounts receivable

We historically have experienced high rates of churn. Churn results in the loss of future revenue from customers whose service is disconnected and the inability to recoup costs incurred in acquiring the customer, typically switching costs, commissions and costs incurred in connection with independent third-party verification. Churn occurs for several reasons, including disconnection by a company for non-payment of bills and disconnection by the customer who chooses either to switch to a competing company or terminate service. In the beginning of 1998 our churn rate was an average of 19% per month. As a result of our change of focus toward high usage customers and the establishment of a third-party verification system, described below, we were able to lower our churn rate approximately 6.4% per month from 1999 to 2002.

Management believes that a significant portion of the churn in 1997 and 1998 was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge. In February 1998, a third-party verification system was instituted to limit the process of slamming. Subsequent to the implementation of the third-party verification system, the churn rate dropped to an average monthly rate of 6.2% from March 1998 to December 2002. During 2002, average monthly churn averaged 7.1%.

In response to our growing collection problems, we substantially increased our collection efforts by implementing new collection procedures and purchasing new management information systems. Such new procedures included the hiring of additional collection employees and the retention of external collection agents, allowing for the automatic payment of invoices through credit card charge programs and the commencement of legal proceedings against customers with large outstanding unpaid balances. We also began receiving and providing customer credit information to the national credit bureau.

Our collection efforts are being reinforced by changes in industry practices and the implementation in March 1999 of a shared industry database that contains information on reported customers with unpaid balances. Customers who owe any amounts to a long distance carrier and whose name appears in the database are now prevented from switching to another long distance carrier.

We still face collection risks relating to large business customers that face economic difficulties. In particular, we provide wholesale services to other carriers and wireless service providers. In 2001, we experienced a Ps. 74.1 million payment default relating to the bankruptcy of a significant customer. Although increased collection efforts have contributed to a reduction in our net receivables from Ps. 536.0 million in 1999 to Ps. 416.6 million in 2001, no assurances can be provided that, given the difficult economic conditions in Mexico and the liquidity issues faced by small telecommunications companies to which we provide wholesale services, we will not experience additional payment defaults.

Asset taxes

Under current tax law, Mexican companies must pay the higher of an income tax or asset tax. The asset tax is an amount equal to 1.8% of total assets. As a start-up we have benefited from a grace period from the asset tax, and as a result, we were exempted from the asset tax from our inception through 1999. Since 2000 we have not paid any asset taxes because we have an asset tax reduction stemming from accelerated depreciation booked in 1996 and 1997 which allowed us to offset the asset tax. This asset tax reduction will expire at the end of 2002, and as a result, we may have to pay an asset tax of approximately Ps. 100 million in 2003. However, we are evaluating several options in order to defer the asset tax payment for an additional four years. Such deferral would have a significant positive effect on our cash flows.

Fiscal Year ended December 31, 2002 compared to Fiscal Year ended December 31, 2001

Revenues

As a result of the factors discussed below, total revenues were Ps. 4,439.1 million in 2002, a 6.5% increase from the Ps. 4,167.3 million recorded during 2001.

Domestic Long Distance. Revenues from domestic long distance services for 2002 decreased 29.7% or Ps. 610.0 million, to Ps. 1,444.6 million from Ps. 2,054.5 million in the same period in 2001. Domestic long distance service revenues represented 32.5% of total revenues during 2002 compared to 49.3% in the same period of 2001. This decrease was primarily caused by a 25.6% reduction in domestic long distance volume from 2,351 million minutes in 2001 to 1,749 million minutes in 2002, combined with a decrease in effective yield per minute from Ps. 0.87 in 2001 to Ps. 0.83 in 2002. The decrease in volume is attributable to several factors, including

•	the economic slowdown in Mexico which started in the latter part of 2001 and continued throughout 2002;

•	lower traffic from large customers, including long distance carriers, that may have been affected by a decrease in the amount of bypass traffic related to the decrease in international settlement rates (see discussion of International Long Distance below); and

•	a 10.2% reduction in our total lines in service from 760,639 at December 31, 2001 to 683,374 at December 31, 2002.

The decrease in effective yield per minute was attributable primarily to a shift in traffic mix towards business customers, which typically benefit from volume discounts.

International Long Distance. Revenues from international long distance services increased 39.2% or Ps. 585.0 million, to Ps. 2,076.8 million from Ps. 1,491.8 million in 2001. This increase in revenues was primarily due to a 47.7% increase in total international volume from 1,021 million minutes in 2001 to 1,507 million minutes in 2002, that was partially offset by a decrease in the effective yield per minute from Ps. 1.46 in 2001 to Ps. 1.38 in 2002.

The increase in international long distance volume is attributable to organic growth in the overall market for southbound U.S.-Mexico international voice traffic, an increase in traffic flowing through the international settlements system in 2002 that we believe replaced traffic routed in 2001 as bypass traffic and our successful efforts to capture a higher share of traffic from other services such as collect calls, calling card calls and other international services. We believe that this shift in volume out of domestic long distance and into international long distance during 2002 is a result of the reduction in settlement rates, which decreased the opportunities for carriers to arbitrage the difference between settlement rates and termination rates for domestic traffic. Settlement rates for traffic between Mexico and the U.S. in 2002 were as follows: for January and February of 2002, $0.1350 for northbound and southbound traffic, and since March 1, 2002, it has been $0.055 per minute for calls originated in the U.S. and terminated in Mexico City, Guadalajara and Monterrey, $0.085 per minute for calls originated in the U.S. and terminated in most other large or medium cities and $0.1175 per minute for calls originated in the U.S. and terminated in all other cities in Mexico. Since March 1, 2002, we have paid $0.055 per minute for outgoing international traffic terminated in the U.S.

The decrease in effective yield per minute on international traffic was attributable primarily to lower international settlement rates.

International long distance revenues represented 46.8% of total revenues during 2002 compared to 35.8% during 2001. The current international settlement rates represent a continuing trend of declining rates which has persisted since we began operations. Since 1998, rates have fallen 78.2% from $0.395 per minute to their current levels as described above with a current weighted average of approximately $0.087 per minute. If the current proportional return system relating to incoming international calls were to change to an open system with freely negotiated rates, which we believe may occur after the current rate agreement expires on December 31, 2003, additional downward pressure on rates would likely occur given that U.S. carriers, including AT&T, have frequently indicated they will demand parity between international settlement for incoming and outgoing rates at levels that are based on the cost of terminating the calls.

Data and Internet Services. Data and internet service revenues, which primarily consist of internet, frame relay, private lines and direct access, increased 33.4%, or Ps. 196.9 million to Ps. 785.6 million in 2002 from Ps. 588.7 million in 2001. Data and internet service revenues represented 17.7% of total revenues during 2002 as compared to 14.1% during 2001. The increase in data and internet service revenue was a result of organic growth in the data and internet service market in Mexico, which has comparatively low penetration rates as compared with the U.S., as well as the success of our marketing campaigns and the introduction of new services.

Local Services. We started offering local service in Mexico City, Monterrey and Guadalajara in the first quarter of 2001. Local service revenues were Ps. 132.1 million in 2002, compared to the Ps. 32.3 million in 2001. Local service revenues represented 3.0% of total revenues during 2002 compared to less than 1.0% in 2001. The increase in local service revenue is a result of an increase in local service call volume related primarily to the rollout of local service to certain of our existing long distance customers as well as to new customers.

Cost of services

Cost of services consists primarily of local access charges, special projects charges and resale expenses, which are paid on a per-minute basis primarily to Telmex, international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us, and fees for leased lines, which are typically paid on a per circuit per month basis primarily to Telmex. Cost of services amounted to Ps. 2,037.3 million, or 45.9% of revenues, increasing 13.5% or Ps. 241.7 million, from Ps. 1,795.7 million, or 43.1% of revenues, for 2001. The increase was primarily due to a 72.6% increase in the international cost of services due to the higher international call volume, partially offset by a 36.9% decrease in domestic cost of services due to the combined effects of lower domestic long distance volume and a reduction in the interconnection rates to access Telmex’s local network from $0.0125 per minute in 2001 to $0.00975 per minute, which became effective on January 1, 2002.

Average cost of services per minute of domestic traffic (which includes per-minute as well as per-month cost elements) declined from Ps. 0.38 in 2001 to Ps. 0.32 in 2002 due to the reduction in the Telmex local network interconnection charge, as well as the following:

•	Beginning on January 1, 2002, Telmex lowered the rate it charges to competitive telecommunication providers, including us, for interconnection leased lines and co-location fees to 55% of the lowest rate that Telmex charges to any of its customers.

•	Telmex maintained its off-network charges, which are the resale tariffs that Telmex charges for terminating or originating calls outside of the cities in which we have our own network facilities, to 75% of the lowest rate that Telmex registers with Cofetel or charges or invoices to any customer or carrier for domestic or international long distance traffic.

•	Beginning in January 1, 2002, Telmex lowered the rate it charges to competitive telecommunication providers for private leased lines giving them a volume discount.

In January of 2003, we agreed with Telmex to apply these rates in 2003.

Average cost of services per minute of international traffic increased from Ps. 0.71 in 2001 to Ps. 0.83 in 2002 due to the shift in the mix of international traffic carried by us.

Gross Profit (excluding depreciation)

Gross profit, defined as revenues minus cost of services, for 2002 totaled Ps. 2,401.8 million, a 1.3% increase from the Ps. 2,371.7 million recorded during the same period of 2001. The increase in gross profit is explained by the 6.5% increase in revenues. Our gross margin, which is gross profit divided by revenue, decreased to 54.1% during 2002 compared to 56.9% in 2001.

Domestic Long Distance. Gross profit for domestic long distance services for 2002 decreased 24.2% or Ps. 283.1 million to Ps. 884.7 million from Ps. 1,167.8 million recorded during 2001. This 24.2% decline in gross profit was driven by the 29.7% decrease in domestic long distance revenues which was only partially offset by the reduction in local interconnection rates, leased lines, co-location fees, and off-network rates charged by Telmex. Gross margin for domestic long distance services for 2002 increased to 61.3% from 56.8% recorded in 2001.

International Long Distance. Gross profit for international long distance services for 2002 increased 7.4% or Ps. 56.5 million to Ps. 820.3 million from Ps. 763.7 million recorded during 2001. The increased gross profit of our international long distance business is explained by the increase in revenues, which was partially offset by higher cost of services as previously explained. Gross margin for international long distance services for 2002 decreased to 39.5% from 51.2% recorded in 2001.

Data and Internet Services. Gross profit for data and internet services for 2002 increased 39.8% or Ps. 167.7 million to Ps. 587.1 million from Ps. 419.4 million recorded during 2001. The increase in gross profit of our data and internet business was primarily a result of revenue growth of 33.4%.

Local Service. Gross profit for local service during 2002 increased Ps. 89.0 million to Ps. 109.7 million from Ps. 20.7 million recorded during 2001. The increase in gross profit of our local business was primarily a result of our continued customer acquisition and roll-out of this service, as well as an increase in gross margin reflecting the benefits of increased scale in this relatively new line of business.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, which consist primarily of wages, salaries and benefits, consulting fees, billing and collection fees, building maintenance, advertising expenses, and the allowance for doubtful accounts, decreased 8.0% to Ps. 1,624.4 million for the year ended December 31, 2002 from Ps. 1,766.0 million during 2001. This reduction in administration, selling and other operating expenses was primarily due to our efforts to control costs which include lowering headcount and cutting marketing, training and other discretionary expenses.

Depreciation and amortization

In 2002, depreciation and amortization decreased 7.4% or Ps. 74.3 million, to Ps. 932.3 million, from Ps. 1,006.7 million in 2001. During 2001 there was an accelerated depreciation of the previous billing and customer care platform which was no longer in effect during 2002.

Operating loss. Due to the factors described above, operating loss decreased 61.4% or Ps. 246.1 million in 2002, to Ps. 155.0 million from Ps. 401.0 million recorded during 2001.

Comprehensive financial loss

The comprehensive financial loss was Ps. 1, 232.2 million for 2002, compared to a comprehensive financial loss of Ps. 240.5 million for 2001. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2001	2002
	(in millions of constant Pesos)
Interest expense	Ps.(800.6)	Ps.(824.6)
Interest income	60.4	16.4
Exchange (loss) gain, net	262.3	(767.1)
Gain from monetary position	237.4	343.1

Comprehensive financial result, net	Ps.(240.5)	Ps.(1,232.2)

Exchange loss for 2002 was Ps. 767.1 million compared to an exchange gain of Ps. 262.3 million in 2001. This was due to the 12.8% depreciation of the Peso against the U.S. dollar compared to a 4.8% appreciation during 2001. Gain from monetary position increased Ps. 105.7 million from Ps. 237.4 million in 2001 to Ps. 343.1 million for the year ended December 31, 2002. This increase is primarily due to a higher Mexican inflation rate of 5.7% for 2002, compared to 4.4% for during 2001. Interest income decreased Ps. 44.0 million, to Ps. 16.4 million for 2002 from Ps. 60.4 million in 2001. This decrease is mainly attributable to lower interest earnings generated by the reduction in the interest reserve account created as collateral for the existing notes. Interest expense increased 3.0% or Ps. 24.0 million from Ps. 800.6 million during 2001 to Ps. 824.6 million for the year ended December 31, 2002.

Taxes

We and our sole subsidiary, Servicios Alestra, S.A. de C.V., are subject separately to the payment of income taxes and asset taxes, which are computed by each legal entity. During the 2002 fiscal year, we did not pay asset taxes because we have an asset tax credit stemming from accelerated depreciation booked in 1996 and 1997, which allowed us to offset the asset tax. During 2002, Servicios Alestra, S.A. de C.V. recorded asset taxes of Ps. 4.5 million. We have generated substantial tax losses of approximately Ps. 10,041.1 million; accordingly, no income tax provisions have been included in the income statements for 2002.

Net Income (Loss)

For the reasons discussed above, we recorded a net loss of Ps. 1,408.7 million for 2002 compared to a net loss of Ps. 667.2 million during 2001.

Fiscal Year ended December 31, 2001 compared to Fiscal Year ended December 31, 2000

Revenues

As a result of the factors discussed below as well as the increase in our total volume, total revenues reached Ps. 4,167.3 million in 2001, a 17.2% decrease from the Ps. 5,035.6 million recorded during 2000.

Domestic Long Distance. In 2001, total revenues from domestic long distance services reached Ps. 2,054.1 million, a 3.6% decrease from the Ps. 2,132.0 million recorded in 2000. Domestic long distance service revenues represented 49.3% of total revenues during the year ended December 31, 2001 compared to 42.3% during the same period of 2000. This increase in domestic long distance revenues was mainly due to the increase in call volume resulting from the expansion of our network to an additional 40 cities in 1998, 46 cities in 1999, 13 cities in 2000 and 11 cities in 2001, as well as the organic growth experienced in the Mexican telecommunications market. The increase in revenues was partially offset by the continuous decline in real terms in average Mexico billed rates to Ps. 1.04 per minute in 2001 from Ps. 1.40 per minute in 2000.

International Long Distance. In 2001, revenues from international long distance services, including international settlement revenue, were Ps. 1,491.8 million, a 41.2% decrease from Ps. 2,534.9 million recorded in 2000 as a result of lower settlement rates. International long distance service revenues represented 35.8% of total revenues during the year ended December 31, 2001 compared to 50.3% during the same period of 2000. During the year ended December 31, 2001 our international long distance call volume decreased 2.9% from the same period in 2000.

Data and Internet. Data and internet service revenues reached Ps. 588.7 million for the year ended December 31, 2000, increasing 59.7% or Ps. 220.1 million, from Ps. 368.6 million in the comparable period in 2000. Data and internet service revenues represented 14.1% of total revenues during the year ended December 31, 2001 compared to 7.3% during the same period of 2000. The increase in data and internet service revenue is a result of organic growth in the data and internet service market in Mexico, as well as the success of programs implementing our strategy of becoming a full broadband service provider through marketing and the introduction of new services.

Local Services. Local service revenues reached Ps. 32.3 million for the year ended December 31, 2001. Local service revenues represented 0.8% of total revenues during this period. We did not offer local service in the year ended December 31, 2000.

Cost of services

Cost of services in 2001 represented 43.1% of total revenues, lower than the 54.8% recorded during 2000. Cost of services in 2001 reached Ps. 1,795.7 million, a 34.9% decrease from Ps. 2,759.2 million recorded during 2000. This decrease is primarily due to the reduction in the long distance-local interconnection rate, the most important element of our cost structure, which Telmex agreed to lower on December 29, 2000 from $0.0334 per minute during 2000 to $0.0125 per minute for 2001.

Gross Profit (excluding depreciation)

Gross profit defined as revenues minus costs of services for during 2001 totaled Ps. 2,371.7 million, a 4.2% increase from the Ps. 2,276.3 million recorded during 2000. The increase in gross profit reflected the 17.2% decline in revenues which was offset by the larger 34.9% decrease in cost of services.

Domestic Long Distance. Gross profit for domestic long distance services for the year ended December 31, 2001 increased 102.1%, or Ps. 589.8 million, to Ps. 1,167.8 million from Ps. 577.8 million recorded during the year ended December 31, 2000. The growth in gross profit for domestic long distance occurred as a result of lower cost of services mainly due to the reduction in the long distance-local interconnection rate.

International Long Distance. Gross profit for international long distance services for the year ended December 31, 2001 decreased 47.6%, or Ps. 694.7 million, to Ps. 763.7 million from Ps. 1,458.4 million recorded during the year ended December 31, 2000. The decline in gross profit for international long distance services was mainly a result of the 41.2% decrease in revenues from international long distance services.

Data and Internet Services. Gross profit for data and internet services for the year ended December 31, 2001 increased 74.8%, or Ps. 179.5 million, to Ps. 419.4 million from Ps. 239.9 million recorded during the year ended December 31, 2000. The growth in gross profit of our data and internet business was mainly a result of the 59.7% revenue growth in the data and internet business.

Local Services. Gross profit for local service during the year ended December 31, 2001 was Ps. 20.7 million. We did not offer local service in the year ended December 31, 2000.

Administration, selling and other operating expenses

Administration, selling and other operating expenses as a percentage of total revenues was 34.1% and 42.4% for 2000 and 2001, respectively. Administration, selling and other operating expenses increased 2.8% over 2000 to Ps. 1,766.0 million in 2001 from Ps. 1,717.6 million in 2000. The increase was primarily due to the higher number of employees necessary to support the implementation of new services.

Depreciation and amortization

In 2001, depreciation and amortization increased 17.2%, or Ps. 147.6 million, to Ps. 1,006.7 million. This increase was principally due to the accelerated depreciation of the current billing platform that is gradually being replaced by a new customer care and billing system. During 2000, this accelerated depreciation took place only in the months of October, November and December, while in 2001, the full year was impacted by such accelerated depreciation.

Operating loss

Due to the factors described above, operating loss increased 33.5%, or Ps. 100.6 million, for the year ended December 31, 2001, to Ps. 401.0 million from Ps. 300.4 million recorded during the same period in 2000.

Comprehensive financial result

Comprehensive financial expense for 2001 was Ps. 240.6 million, a 8.9% increase from the Ps. 220.8 million registered in 2000. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31
	2000	2001
	(in millions of constant Pesos)
Interest expense	(808.5)	(800.6)
Interest income	167.8	60.4
Exchange (loss) gain, net	(32.7)	262.4
Gain from monetary position	452.6	237.3

Comprehensive financial result	(220.8)	(240.6)

The increase in comprehensive financial expense is partially explained by a lower gain from monetary position from Ps. 452.6 million during 2000 to Ps. 237.3 million recorded during 2001, due to a lower inflation rate of 4.4% during 2001, compared with the 9.0% inflation rate for 2000. The increase in the comprehensive financial expense was partially offset by a reduction in the interest expense of 1.0% from Ps. 808.5 million in 2000 to Ps. 800.6 million in 2001.

For 2001, interest income decreased 64.0% to Ps. 60.4 million, from Ps. 167.8 million recorded during 2000. This decrease is attributable to the lower balance in the interest reserve account created as collateral for the existing notes that guaranteed the first six scheduled interest payments on the existing notes.

Exchange gain for 2001 was Ps. 262.3 million which favorably compares to an exchange loss of Ps. 32.7 million recorded during 2000. This favorable change is explained by the 4.8% appreciation of the Peso versus the dollar that took place during 2001.

Taxes

For 2001, we recorded asset tax of Ps. 4.5 million, compared to the Ps. 5.0 million recorded during 2000, corresponding to Servicios Alestra. We have generated substantial tax losses, which have been offset by full valuation allowances, accordingly no income tax provisions have been included in the income statements for 2001.

Net loss

As a result of the factors described above, net loss for 2001 reached Ps. 667.2 million, an 18.0% increase, or Ps. 101.6 million, over the Ps. 565.5 million recorded in 2000.

Critical accounting policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. Our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. We believe the following accounting policies used in the preparation of our consolidated financial statements involve significant judgments and estimates.

Revenue Recognition

Our principal sources of revenues are derived from domestic and international long distance services. Revenues are recognized based on minutes of traffic processed by us. Revenues from international long distance services into Mexico are recognized on the basis of the international long distance rules which include the proportional return system. Under the proportional return system, incoming calls attempt are divided among Mexican carriers in proportion to the outgoing international traffic originated by each of the carriers as determined by a committee composed of all the long distance carriers. Revenues for incoming international traffic are recognized based on the number of call attempts converted to estimated minutes in conformity with our experience and the authorized rates. Estimated minutes are adjusted to actual minutes once actually known by us.

Revenues from international long distance services reflect income obtained under bilateral contracts between us and foreign operators, the amounts obtained from our clients in Mexico and the income from proportional return described above. The aforementioned bilateral contracts determine the payment rates from us to foreign operators for the use of their telecommunications networks in long distance interconnections invoiced in Mexico and from the foreign operators to us for the use of our telecommunications network for the interconnection of calls invoiced outside of Mexico. Payment rates subject to these contracts are negotiated annually with each foreign operator.

In 2001, Telmex, MCI International Inc., IDB Worldcom Services Inc. and AT&T reached an agreement for the settlement rates applicable for 2001, 2002 and 2003. From January 1 to February 28, 2002, the settlement rate was $0.135 per minute. In 2002, Telmex, MCI International and AT&T reached a new agreement to reduce the settlements rates between Mexico and the United States for the remaining 2002-2003 period starting in March of 2002. Under this agreement, the carriers will reduce settlement rates depending on the destination of the call. For calls originating in the United States and terminating in Mexico City, Monterrey and Guadalajara, the settlement rate will be $0.055 per minute. For traffic between the United States and the equal access cities other than Mexico City, Monterrey and Guadalajara, the settlement rate will be $0.0850 per minute and for all other cities in Mexico, the settlement rate will be $0.1175 per minute. Mexican carriers will pay $0.055 per minute for traffic terminated in the United States. We have agreed with AT&T to apply the same rates.

Allowance for doubtful accounts

We take a conservative approach in connection with our policy for uncollectable accounts. For domestic voice services, on the first day after the invoice is past due, the total amount is reserved. For data and internet services, the total amount is reserved after 120 days past due. Payment is due 25 days after the issuance of the invoice. We take several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person to person calls. Within 31 days following the due date of an invoice for a residential customer, a request is made to NCS de Mexico S.A. de C.V., as administrator of the non-paying customer database, to activate the customer in the database. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 90 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance lower than Ps. 500, the account is also assigned to a collection agency 120 days following the due date. If the efforts of collection agencies are unsuccessful and if the balance is large enough to make legal proceedings worthwhile, we commence legal proceedings. We consider our reserve to be sufficient to cover the potential risk of doubtful accounts; however, no assurances can be provided that we might be required to increase the amount of this reserve.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations. Based in our analysis, no impairment existed at December 31, 2001 or December 31, 2002.

Deferred Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process requires us to estimate our actual current tax exposure together with an assessment of temporary differences resulting from the differing treatment of items, such as depreciation and amortization, cost and provisions and allowance for doubtful accounts, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of Ps. 2,343.2 million during 2002, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and recoverable asset tax, before they expire. We began accumulating net operating loss carried forwards beginning in 1996. These net operating loss carried forwards expire ten years after they are accumulated. The valuation allowance is based on financial projections prepared by us that were reviewed by independent consultants. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Deferred Charges

Our deferred charges reflect an expense capitalization during the preoperative period, which was made in accordance with Mexican GAAP.

For U.S. GAAP, the above-mentioned preoperative expenses were not capitalized, therefore, the total amount of the deferred charges item, reflects an adequate use under U.S. GAAP, mainly including items such as: software, bond issuance expenses, installation expenses for leased lines and concessions for frequency bands.

New Accounting Pronouncements Under Mexican GAAP

“Contingencies and Commitments”. Bulletin C-9 issued by the Mexican National Institute of Public Accounts (“MIPA”) establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non- recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed our immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

In December 2001, the MIPA issued Bulletin C-8, “Intangible Assets”, which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with indefinite useful lives should not be amortized, but should be evaluated for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

New Accounting Pronouncements under U.S. GAAP

In July 2001, FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which supersedes APB Opinion No. 17, “Intangible Assets”. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity’s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS 142 did not have a material impact on the consolidated financial statements.

In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of the initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

In August 2001, FASB issued SFAS No. 144”, Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 supersedes SFAS No. 121”, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ”, and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The adoption of SFAS 144 did not have a material impact on our consolidated financial statements.

In April 2002, FASB issued SFAS No. 145, “Rescission of SFAS Nos. 4,44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002”. SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers”, and SFAS 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. In addition, SFAS 145 amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Management is currently evaluating the impact that the adoption of SFAS 145 will have on the financial statements.

In July 2002, FASB issued Statement No. 146 (“SFAS 146”), “Accounting for Cost Associated with Exit or Disposal Activities”. SFAS 146 addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Tax Force Issue No. 94-3 (“EITF 94-3”)”, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including of Certain Cost Incurred in a Restructuring)”. The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity’s commitment to exit plan. SFAS 146 also revises the definition of exit costs and establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the financial statements.

B. Liquidity and capital resources

In building our telecommunications network, we incurred substantial debt obligations. Our existing notes, which accounted for 97% of our long-term debt before they were reclassified as a short-term liability, require annual debt service payments of $74.3 million, including additional amounts required to be paid in connection with withholding taxes. Upon consummation of the existing notes offering in 1999, we deposited $194.0 million of the proceeds of the offering in two escrow accounts to service the first six interest payments on the notes. We have not made any interest payments on the existing notes from cash flows from our operations and we used all of the remaining amounts in the escrow accounts to make our May 15, 2002 interest payments on the existing notes. There is no more cash in the escrow accounts. We did not make the November 15, 2002 interest payments on the existing notes when it was due and the payment grace period expired on December 16, 2002.

We do not expect future cash flows to be sufficient to make future interest payments on the existing notes unless we receive additional funding from an outside source. As a result of the factors described below, we have not generated sufficient cash flows from our operations to make the November 15, 2002 interest payments on the existing notes:

•	the high capital expenditures required to build and maintain our network, which has resulted in a high debt service burden;

•	the economic slow-down in the U.S. and Mexico, which has resulted in lower than forecasted call volume;

•	the global downturn in the telecommunications industry, which has restricted our access to the capital markets;

•	the completion of our shareholders’ obligations to make capital contributions to us and the fact that no additional capital contributions have been made since April 15, 1999;

•	the dominant position of Telmex, on which we rely to provide interconnection services to most of our customers;

•	ineffective regulation that inflates our interconnection costs and restricts our ability to increase our market share;

•	lower international settlement rates received from foreign telephone carriers;

•	lower domestic long distance rates resulting from competition from other domestic carriers; and

•	high residential customer attrition and churn rates.

In addition, our liquidity has been materially and adversely affected in 2002 by a significant constriction in the terms of our trade payables. Further tightening of these terms will likely result if our financial situation does not improve.

See Exhibit 10.1 “Financial Statements—Note 11. Senior Notes and Bank Loans” for a discussion of the existing notes.

As of January 31, 2003 we had a negative stockholder’s equity of Ps. 77.1 million.

Since we did not make our November 15 interest payment on the existing notes when it was due and, as the payment grace period has expired, the trustee and the holders of at least 25% of the principal amount of each series of the existing notes currently have the right to accelerate those notes, thereby requiring the immediate repayment of their entire principal amount. If the existing notes are accelerated, we will not be able to pay the overdue interest of Ps. 368.8 million or the accelerated principal amount of Ps. 5,878.1 million, and some of our creditors would have the option to take legal actions against us, including instituting a Concurso Mercantil in Mexico, through which our creditors may require the dissolution of the company. Additionally, we may choose to institute a voluntary reorganization proceeding under Mexican law. In these circumstances, accounting principles generally accepted in Mexico require that these liabilities are classified as current liabilities. We have classified the existing notes as current liabilities as of December 31, 2002.

In response to these developments, we are seeking to implement a restructuring plan which will, if successfully implemented, lower our debt service obligations to more closely align the payments with our cash flow and extend the maturities of the existing notes. See Item 4. “Information on the Company—History and development of our Company” for a discussion of our proposed restructuring plan.

Current Liquidity

As of December 31, 2002 and December 31, 2001, we had Ps. 155.3 million and Ps. 254.6 million of unrestricted cash available, respectively. Unrestricted cash decreased by 39.0% during the period from December

31, 2001 to December 31, 2002 primarily due to the $25.0 million of principal payments made under our BNP credit facility described below.

As of December 31, 2002 and December 31, 2001, our ratio of current assets to current liabilities was 0.12x and 0.81x, respectively. Our ratio of current assets to current liabilities decreased during the period from December 31, 2001 to December 31, 2002 primarily due to the depletion of the funds in the escrow account established to make interest payments on the existing notes through May 15, 2002 and due to the reclassification of our existing notes as short term debt.

	As of December 31, 2002	As of December 31, 2001
(in millions of constant Pesos, excluding ratios)
Unrestricted cash balance	Ps.155.3	Ps.254.6
Current ratio (times)	0.12x	0.81x

Resources generated from, or used in, operating activities. Resources generated from operating activities increased Ps. 1,352.8 million from a loss of Ps. 636.4 million in 2000, to a gain of Ps. 716.5 million in 2001. During 2000, we paid Telmex Ps. 1,276.7 million under our settlement agreement with Telmex that was deducted from the resources generated from operating activities. Resources generated from operating activities decreased Ps. 734.3 million from a gain of Ps. 716.5 million to a loss of Ps. 17.8 million in 2002 from 2001; this decrease was primarily due to the 12.8% depreciation of the Peso against the dollar which resulted in an exchange loss of Ps. 767.1 million in 2002.

Resources used in, or generated from, investing activities. Resources used in investing activities increased Ps. 658.8 million from resources provided of Ps. 106.4 million in 2000, to a use of resources of Ps. 552.6 million in 2001. This increase was due to the purchase of equipment and to the payment of interest which was deducted from the escrow account. Resources used in investing activities were Ps. 552.6 million and Ps. 214.0 million in 2001 and 2002, respectively. The reduction was due to the payment of interest which was deducted from the escrow account, which was offset by a lower level of capital expenditures during 2002.

Resources used in, or generated from, financing activities. Resources used in financing activities decreased Ps. 360.6 million from Ps. 470.3 million in 2000 to Ps. 109.6 million in 2001. In 2001, we received a revolving credit line from Banque National de Paris for Ps. 292.8 million and a credit line from Hewlett Packard de México, S. A. de C. V., for Ps. 142.1 million. Resources provided from financing activities increased Ps. 242.0 million from resources used in of Ps. 109.6 million in 2001 to resources provided by of Ps. 132.4 million in 2002; this increase was the result of the 12.8% depreciation of the peso against the dollar, which increased the amount in pesos of our dollar denominated debt.

Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statements balances in Mexican pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.

EBITDA was Ps. 777.4 million for 2002 as compared to Ps. 605.6 million for 2001. EBITDA as a percentage of revenue was 17.5% for 2002.

Material Commitments and Funding

The table below describes our current material commitments if the offers are not successful, including our debt service and operational obligations and our planned capital expenditures. If the offers are successful, we expect to be able to fund all of our material commitments from revenues generated from our operations.

	2003		2004		2005
	(in millions of Pesos(1))
Vendor financing	Ps.	80.9	Ps.	84.6	Ps.	9.0
Principal		69.3		79.5		8.4
Interest		11.6		5.1		0.5
Lease financing		28.1		19.0		1.8
Principal		25.0		18.1		1.7
Interest		3.1		0.9		0.0
Principal payments on long-term debt		—		—		—
Notes payments(2)		736.5		736.5		736.5
Operating leases		62.6		69.4		71.3
Capital expenditures		396.3		375.5		385.9

Total		1,304.4		1,285.0		1,204.5

(1)	Nominal pesos converted to U.S. dollars at a rate of 10.43 pesos per dollar, which is the noon buying rate provided by The Federal Reserve Bank of New York on December 31, 2002.
(2)	Interest and principal payments on the existing notes.

The Existing Notes

In May 1999, we completed the offering of the existing notes. The existing notes pay interest semi-annually in cash in arrears on May 15 and November 15 beginning on November 15, 1999. An escrow account from the proceeds of the offering of the existing notes was created to guarantee the first six scheduled interest payments. The escrow account was exhausted on May 15, 2002, and the first cash interest payment that we had to make with our internally generated funds was due on November 15, 2002.

Our cash flow from operations was not sufficient to meet the interest payment on the existing notes due on November 15, 2002, and as a result, we have not made those payments. Since we did not make the November 15 interest payments within the payment grace period, the holders of our existing notes have the right to accelerate the outstanding principal and accrued and unpaid interest on the existing notes.

Other Indebtedness

In August 2000, we received a credit line from Hewlett Packard de Mexico, S.A. de C.V. to fund information technology and telecommunication equipment and services. As of December 31, 2002, the balance of such facility was $15.1 million. Such amount, which is payable within the next three years, is subject to an annual fixed interest rate of 10.08%. We also have a capital lease contract for telecommunications equipment with the Capita Corporation de Mexico, S.A. de C.V., with a balance as of December 31, 2002 of $4.3 million, payable within the next three years.

We had a revolving credit line from BNP for working capital purposes in the amount of $25.0 million. This facility was due on July 1, 2002, but we renegotiated with BNP an extension of the maturity of the credit line. On July 1, August 15, and October 1, 2002, we paid $12.5 million, $7.5 million and $2.5 million, respectively; the remaining balance of $2.5 million was paid on October 15, 2002.

Credit Rating

On November 18, 2002 Standard & Poor’s lowered our foreign and local currency corporate ratings to D from CC. CC is the 2nd-lowest rating category out of 22; it describes obligations which Standard & Poor’s believes are currently highly vulnerable to nonpayment. D is Standard & Poor’s lowest rating and signifies a payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that the payments will be made during the grace period.

On August 8, 2002 Moody’s Investors Service lowered all ratings on the existing notes from Caa1 to Ca, stating that “based upon current long distance network asset valuations, Moody’s considers that debt holders face poor recovery prospects in a distress scenario”. Caa1 is the 4th-lowest rating category out of 22 used by Moody’s; it describes obligations which Moody’s believes are of poor standing and which may be in default or for which there may be present elements of danger with respect to principal or interest. Ca is the 2nd-lowest rating category out of 22; it describes obligations which Moody’s believes are speculative in a high degree and which are often in default or have other marked shortcomings. In light of Standard & Poor’s recent downgrading and our failure to make the November 15, 2002 interest payments on the existing notes, we expect Moody’s to further downgrade its ratings of our existing notes in the near future.

These ratings are provided by Moody’s and Standard & Poor’s to help investors analyze the credit risks associated with fixed-income securities. Ratings also provide reliable, credible, and independent assessments of credit risk to investors. Moody’s and Standard & Poor’s, in determining ratings, consider empirical factors such as liquidity, profitability, and leverage as well as subjective factors such as the quality of management.

As a result of these negative credit ratings and downgrades, our sources for short-term financing have disappeared and impeded our ability to finance our operations. Furthermore, the negative publicity surrounding these recent downgrades has affected our trade payables and ability to obtain new customers.

Our total outstanding indebtedness bears interest at fixed rates and is dollar-denominated. We are not currently engaged in any hedging activity to minimize the risk of changes in the value of Peso relative to the dollar. Given the nature of our revenues derived from international incoming traffic, which are dollar-denominated, and of our costs and expenses, which are principally Peso-denominated, we believe we will be only partially insulated from potential exchange rate fluctuations. We may use hedging activities to minimize currency risks in the future.

Presentation of Financial Information

We prepare our financial statements in conformity with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 20 to the audited financial statements for a reconciliation to U.S. GAAP of net income (loss) reported under Mexican GAAP for the years ended December 31, 2001 and 2002 and of total stockholders’ equity as of December 31, 2000, 2001 and 2002.

Mexican GAAP also requires that all financial information be presented in constant Pesos, having the same purchasing power for each period indicated taking into account inflation, as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this annual report is presented in constant Pesos as of December 31, 2002, unless otherwise noted. See Note 3 to the audited financial statements. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, such restatement does not wholly eliminate such distortions, and evaluation of period to period trends may be difficult. References in this annual report to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation. Since December 31, 2002, changes in Mexico’s inflation rate have been insignificant.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors have stated in their report that due to our liquidity condition, there is substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

The Mexican Institute of Public Accountants has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information”, as amended, and Bulletin B-12, “Statement of Changes in Financial Position”. These bulletins outline the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican GAAP. Mexican GAAP provides for the recognition of certain effects of inflation by restating nonmonetary assets and liabilities using the Mexican National Consumer Price Index, restating the components of stockholder’s equity using the Mexican National Consumer Price Index, and recording gains or losses in purchasing power due to the holding of monetary liabilities or assets.

U.S. GAAP reconciliation

See Exhibit 10.1 “Financial Statements — Note 20. Differences between Mexican GAAP and U.S. GAAP” for a description of the principal differences between Mexican GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income for the years ended December 31, 2000, 2001 and 2002.

Net loss under U.S. GAAP for the years ended December 31, 2000, 2001 and 2002 was Ps. 460.4 million, Ps. 572.1 million, and Ps. 1,314.5 million, respectively. The differences between net loss under Mexican GAAP and U.S. GAAP are attributable to the treatment of the Modified Fifth Amendment to Bulletin B-10, the adjustments for the capitalization of comprehensive financial result and interest on assets under construction and adjustments for the capitalization and amortization of pre-operating expenses.

        Stockholders’ equity under U.S. GAAP at December 31, 2000, 2001 and 2002 was Ps. 1,835.3 million, Ps. 1,263.2 million, and a deficit of Ps. 51.4 million, respectively. The differences between stockholders’ equity under Mexican GAAP and U.S. GAAP are attributable to the treatment of the Modified Fifth Amendment to Bulletin B-10, the adjustments for the capitalization of comprehensive financial result and interest on assets under construction, adjustments for the capitalization and amortization of pre-operating expenses and the reclassification of minority interest.

For a discussion of exchange rates and exchange controls that affect us, see Item 10. “Additional Information — Exchange controls.”

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend Information

An understanding of our financial condition and the results of operations for the periods discussed in this annual report requires an appreciation of the telecommunications regulatory structure in Mexico. Accordingly, the following discussion should be read in conjunction with the discussion of these and related matters which appear under Item 4. “Information on the Company — Business overview — Regulatory framework.”

Our financial results for the periods discussed in this annual report have also been influenced by a variety of other factors not directly related to regulatory structures, including economic conditions in Mexico, government rate-setting policies, and levels of competition. A number of these factors have been particularly significant to our results in the past, and some of these are expected to continue to influence our financial results.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors, Senior Management

Executive officers

The following are the executive officers of Alestra, their ages and their current positions with Alestra:

Name of Executive Officer	Age	Position
Rolando Zubirán Shetler	50	Chief Executive Officer

Patricio de la Garza	48	Chief Financial and Administrative Officer

Alvaro Fernández	34	Vice-President, Consumer Small Business Market

Eduardo Morali	50	Vice-President, Business Market

Raúl Ortega	46	Chief Public Affairs & Legal Officer

Alejandro Irigoyen	50	Chief Operations and Systems Officer

Directors

Our direct equity holders are AT&T Mexico and Onexa. Under the joint venture agreement as amended, the number of directors on our board of directors is fixed at nine. AT&T Mexico may nominate four of these directors, while Onexa may nominate the remaining five. Any vote by the board of directors requires a majority for approval, including an affirmative vote from at least one director nominated by each of AT&T Mexico and Onexa. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office. In addition, we have no service contracts that provide for benefits upon termination of employment. The Board is responsible for the management of Alestra.

Set forth below is certain information concerning the directors of Alestra.

Name of Director	Age	Position	Designated by
Dionisio Garza Medina	49	Chairman of the Board	Onexa

Ignacio Aldonza Goicoechea	42	Director	Onexa

Victor Goyenechea	52	Director	Onexa

Armando Garza Sada	45	Director	Onexa

Ricardo Guajardo Touché	54	Director	Onexa

Geoffrey Stephen Webster	36	Director	AT&T Telecom Mexico

Justin Sims	38	Director	AT&T Telecom Mexico

There are currently two vacancies on our board of directors, both of which may be filled by AT&T.

Biographies of Senior Management

Rolando Zubirán Shetler is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us in January 1, 1999. He has served as President and General Manager of Ericsson in Argentina, as Managing Director of Sistemas Ericsson in Mexico, as Managing Director of Ericsson Business Communications in Brazil and other various positions in business planning. Mr. Zubirán holds a Bachelor of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México and a Master of Science Degree in Operations Research from the University of Southern California.

Patricio de la Garza is our Chief Financial and Administrative Officer. Mr. de la Garza has over 20 years of experience in services and finance. Prior to his assignment with us, he worked for 10 years at Grupo Alfa where he had various managerial positions. Mr. de la Garza has been with us since our inception in 1995 starting as Treasurer, and his responsibilities included our notes issuance. Mr. de la Garza has a Bachelor of Accounting Degree and an MBA from the Instituto Tecnológico de Estudios Superiores de Monterrey and he also attended the Instituto para la Alta Dirección de Empresas.

Alvaro Fernández is the Vice-President of our Consumer Small Business Market. Mr. Fernández has been with us since our start in 1996 and has held several positions including marketing director and strategic planning director; before joining us, he also served in several positions in Grupo Alfa, including one in the team that negotiated the joint venture agreement with AT&T to form our company. Mr. Fernández holds a Bachelor Degree in Economics from the University of Notre Dame, a Masters Degree from Instituto Tecnológico de Estudios Superiores de Monterrey and an MBA from Georgetown University.

Eduardo Morali is the Vice-President of our Business Market Unit. He joined us in 2000 and has over 25 years of experience in the Information Technology Industry with one year in telecommunications. He has served as President and Chief Executive Officer of NCR Mexico and as Latinamerica Sales Vice President of the Computer Systems Group of NCR Corporation. He also served in IBM de Mexico as Sales Manager of Financial Sector, as Sales Manager of the South East territory, as Marketing Plans & Control Manager and as Business Financial Manager. Mr. Morali holds a Bachelor Degree in Business Administration from Universidad La Salle and he got a Degree in Finance from Instituto Tecnológico Autónomo de Mexico.

Raúl Ortega is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications and trade politics, policy and regulation in the U.S. and Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C., with an accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen is our Chief Operations and Systems Officer. Mr. Irigoyen has over 20 years of human resources experience in various Alfa subsidiaries and corporate organizations. Mr. Irigoyen’s expertise is focused in the areas of labor relations and compensation. Prior to his assignment with us, he served as Director of Administrative Staff and Services at Alfa’s Corporate Headquarters where he had various managerial positions in Human Resources. Mr. Irigoyen joined us in 1996. Mr. Irigoyen has a Bachelor of Science Degree in Mechanical Engineering from the Universidad Autónoma de Nuevo León, a Master of Science Degree in Economics, majoring in Human Resources Administration from the University of Utah, and he attended the Instituto para la Alta Dirección de Empresas. He has also been a consultant at the Instituto Tecnológico de Estudios Superiores de Monterrey and at the Universidad Autónoma de Nuevo León.

Biographies of Directors

Dionisio Garza Medina currently serves as Chairman of the Board and Chief Executive Officer of Alfa, one of the most important companies in Mexico. He has held this position since March 1994. Over the course of his more than 25 year career at Alfa, Mr. Garza has held various planning and operations positions. Additionally, he served as President of Sigma, Alfa’s food group from 1990 to 1993. He was President of Empaques de Cartón Titán, a subsidiary in the paper and packaging business, from 1987 to 1989. Mr. Garza currently sits on the Board of Directors of several prominent Mexican companies, including Cemex, Vitro, Cydsa and Seguros Comercial América. Additionally, Mr. Dionisio Garza is a member of the Mexican Board of Businessmen and the Harvard University Advisory Committee to the David Rockefeller Center for Latin American Studies. He is also a member of the Board of Directors of the Associates of the Harvard Business School and a member of the Advisory Committee of the New York Stock Exchange (NYSE). He serves as Chairman of the Board of the Universidad de Monterrey. He is also a member of the Young President’s Organization, Monterrey Chapter, where he served as President from 1991 to 1992. Mr. Garza holds both a Bachelor of Science and a Masters degree in Industrial Engineering from Stanford University, and is a member of the Tau Beta Pi Honor Society of Engineers. At Stanford, Mr. Garza received the F. Terman award, granted to the top 5% of students at the school of engineering. Mr. Garza also holds an MBA from the Harvard University Graduate School of Business.

Ignacio Aldonza Goicoechea is the General Director of Operations and Systems at BBVA. Prior to holding his current position, he oversaw the operations and systems of the companies of Afore de Latinoamérica of Grupo BBVA. Mr. Goicoechea joined BBVA in 1988 and has held several positions in the Operations and Systems area since that date. Mr. Goicoechea holds an engineering degree from the Escuela de Ingenieros de Bilbao, Spain, and a M.B.A. from the Instituto de Estudios Superiores Empresariales de España.

Victor Goyenechea is the Associate General Director of Banco Bilbao Vizcaya Argentaria (“BBVA”) in Madrid, Spain, and is director of several companies including Telefónica Móviles, TELESP, Corporación IBV, Landata, Teltronic and Hispasat. Prior to his current position at BBVA, Mr. Goyenechea was the Associate General Director of Industrial Participations, in charge of the areas of Telecommunications and Internet, also at BBVA. From 1974 until 1986, he was the General Sub-Director of Industry at Teléfonica de España, S.A. Mr. Goyenechea holds a degree in economics and business science from the administration from the Universidad Comercial de Deusto.

Armando Garza Sada is the president of Alfa’s Divisions Versax and Onexa. From 1993-1999 he was President of Sigma, Alfa’s food division. Prior to Sigma he held other executive positions, including Vice President of planning for Alfa and President of Polioles and Selther. Mr. Garza is an active member of the Board of several Mexican firms including Alfa, Coca-Cola Femsa, Especialidades Cerveceras, Gigante, Hispanic Teleservices Corporation, Lamosa, Liverpool, MVS, NFL Mexico, Pyosa and Vitro Vidrio Plano. He served as Chairman of CAINTRA (Nuevo Leon Chamber of the Manufacturing Industry) and CEESP (Private Sector’s Economic think tank). He is also a board member of ITESM and MARCO (Monterrey’s museum of modern art) and a member of the Stanford Business School Alumni Association and the Dean’s Advisory Council of MIT’s Sloan School of Management. Mr. Garza has a BS in Management from the Massachusetts Institute of Technology and an MBA from the Stanford Graduate School of Business.

Ricardo Guajardo Touché is the Chairman of the Board of Directors of Grupo Financiero BBVA Bancomer. He has over 25 years of experience in financial related responsibilities and has been the Chief Executive Officer or CEO, of companies such as Valores Monterrey, S.A. de C.V., from 1980 until 1991, when he joined Grupo Financiero Bancomer as CEO. Mr. Guajardo is a board member of several companies or institutions such as Fomento Económico Mexicano, Instituto Tecnológico de Estudios Superiores de Monterrey, VAMSA, Transportes Marítimos Mexicanos, Grupo Industrial Alfa, El Puerto de Liverpool, Grupo Aeroportuario del sureste, and Alestra. Mr. Guajardo has an Electrical Engineering degree from the University of Wisconsin, Madison, as well as from the Instituto Tecnológico de Estudios Superiores de Monterrey, and a Master of Business Administration or MBA, from the University of California at Berkeley. He was President of the Mexican Bankers Association during 1993.

Geoffrey Stephen Webster as AT&T’s International Ventures Vice President has overall responsibility for all AT&T activities in the International Ventures Organization. These activities include managing the investments in, and the commercial interfaces with, AT&T Canada, Alestra, AT&T Latin America, Navlink and the Shanghai Symphony Telecom Pudong venture, as well as executing and managing future international investments as the new AT&T international strategy unfolds. Prior to the formal launch of Concert as the AT&T BT global joint venture in January 2000, Mr. Webster served as Chief Counsel for the predecessor Concert organization. During much of his time with Concert, he also managed the overall business interface with MCI WorldCom. Mr. Webster is a graduate of the Law School at the University of Bristol in the U.K. and is a member of the English Law Society.

Justin Sims has been the vice president of AT&T’s wholesale business since April 2002. In that position, he manages all U.S. wholesale customers, negotiates international termination of minutes and manages “correspondent’s relationships” with all non-U.S. headquartered wholesale customers. In addition, Mr. Sims’s team manages the systems, route management and settlement rates that support the 18 billion international voice minutes that AT&T carries each year. His team also guides AT&T’s wholesale business planning, sales operations and strategy. AT&T’s wholesale business generates approximately $4 billion in annual revenues. Mr. Sims has a BS in business studies from Lancaster University.

See Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders” for discussion of arrangements whereby our directors are selected.

B. Compensation

For the year ended December 31, 2002, we paid an aggregate compensation of approximately Ps. 27.8 million to our executive officers and directors as a group for services in all capacities. As of December 31, 2002, we have accrued pension benefit and similar liabilities of Ps. 42.5 million.

C. Board Practices

Our direct equity holders are AT&T Telecom Mexico and Onexa. Under the joint venture agreement as amended, the number of directors on our board of directors is fixed at nine. AT&T Telecom Mexico may nominate four of these directors, while Onexa may nominate the remaining five. Any vote by the board of directors requires a majority for approval, including an affirmative vote from at least one director nominated by each of AT&T Telecom Mexico and Onexa. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office. In addition, we have no service contracts that provides for benefits upon termination of employment.

We currently do not have any organized audit or remuneration committees.

D. Employees

At December 31, 2002, we employed approximately 2,000 people through our only subsidiary, Servicios Alestra, S.A. de C.V. In addition, Servicios Alestra S.A. de C.V. has also contracted with third-party agencies for services of additional employees. Only one labor union, Sindicato Nacional de Trabajadores del TransportePúblico y Comunicaciones (National Union of Workers of Public Transportation and Communications), which operates as an autonomous workers union, represents our employees. It represents only 107 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages and management believes that our relationship with our employees and union is good.

E. Share Ownership

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

We are owned 49% by AT&T and 51% by Onexa. AT&T holds its shares through its subsidiary AT&T Telecom Mexico. We recently restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Telecom Mexico holds 49% of the N stock and Onexa holds the other 51%. Onexa continues to hold 100% of the Series A shares and AT&T Telecom Mexico continues to hold 100% of the B shares. As of December 31, 2002, AT&T Mexico holds 2,631,978,306 shares of our common and N stock and Onexa holds 2,739,405,992 shares of our common and N stock.

Under the Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

AT&T Telecom Mexico and Onexa currently are able to elect all our directors and are able to exercise control over our business, policies and affairs. Under our bylaws, actions approved by a majority of the board of directors must also be approved by at least one director elected by AT&T Telecom Mexico and one director elected by Onexa. In addition, under the joint venture agreement dated October 17, 1996, as amended, among AT&T, AT&T Telecom Mexico, Alfa, Bancomer and ourselves, a number of actions we take are subject to approval by each of AT&T Telecom Mexico and Onexa. Actions that require this joint approval include:

•	approval or modification of the annual budget or the business plan;

•	the making of certain capital expenditures;

•	any affiliate transaction not provided for in the joint venture agreement if such transaction exceeds $5.0 million;

•	the election of the chief executive officer and the approval of any compensation plan or grant for the chief executive officer and other officers;

•	the initiation, prosecution and/or settlement of any claim or legal proceeding in an amount in excess of $1.0 million;

•	the entry into or amendment or termination of contracts with our customers that have a term greater than 36 months or a value of greater than $20.0 million;

•	the modification of our financial policy, including

– any agreement, lien or guarantee of indebtedness we may make to a third party and

– the incurrence of debt not provided for in our annual budget or business plan;

•	our entry into or acquisition of another person, or any asset sale not in the ordinary course of business the proceeds of which would be in excess of $10.0 million;

•	the modification of our dividend and distribution policy;

•	any issuance of debt or equity in a public offering or a widely distributed private placement;

•	the approval of any changes to the timing and amounts of mandatory capital contributions;

•	decisions with respect to the trade or service marks AT&T licenses to us, or our other trade or service marks;

•	the approval of any matter involving an amount in excess of $3.0 million in the individual or $12.0 million in the aggregate per year; and

•	an indirect transfer by a parent of any of the outstanding equity interest in the direct equity holder of which it is the parent, pursuant to a public offering or our dissolution and termination of the joint venture agreement.

On February 13, 2003, AT&T Corp., Alfa, BBVA Bancomer and Onexa entered into the AGN Principles Agreement in which the parties agreed to analyze over the next four months the feasibility of our providing global seamless data services through AT&T’s global network to business customers in Mexico. If the parties determine that it is mutually beneficial to AT&T and Alestra to provide these new services, then AT&T will design, monitor and manage the AT&T Global Network and we will operate it in Mexico. These services will allow us to participate directly in AT&T’s global network and allow us to offer our customers an international virtual private network. Currently, we only have the ability to offer our customers a national virtual private network. If the parties agree, and absent customer objection and subject to a few exceptions relating to large customers to whom AT&T is already providing these services, AT&T will assign the performance of the portion of AT&T’s services that are provided through the AT&T global network in Mexico to us.

Additionally, regardless of whether the parties determine that it is mutually beneficial to AT&T and us for us to provide these new services, our shareholders agreed that we will be appointed as a reseller of AT&T’s managed data network services which run on a global frame relay network and a reseller of its enhanced virtual private network services which run on the AT&T global network. The parties will consider the feasibility of making Alestra the exclusive re-seller of these services in Mexico. Subject to certain exceptions and conditions, the parties also agreed that AT&T will assign to us performance in Mexico and revenue related to customer support functions such as pricing and account management for all managed data network services and enhanced virtual private network services which are ordered by AT&T customers.

B. Related party transactions

See Exhibit 10.1 “Financial Statements — Note 5. Accounts receivable and payable and transactions with affiliates and other related parties.”

C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated statements and other financial information

See Exhibit 10.1 “Financial Statements” for the list of all financial statements filed as a part of this annual report.

B. Significant changes

Not applicable.

ITEM 9. THE OFFER AND LISTING.

A. Offer and listing details

Not applicable.

B. Plan of distribution

Not applicable.

C. Markets

This information applies to the notes. The notes are listed on the Freiverkehr (Regulated Unofficial Market) of the Frankfurt Stock Exchange.

US$ dollars	Senior notes due 2006		Senior notes due 2009
	High	Low	High	Low
1Q02	79.50	30.00	76.50	29.00
2Q02	48.50	30.00	46.50	30.00
3Q02	39.00	25.00	39.00	25.00
4Q02	39.00	32.00	39.00	32.00

US$ dollars	Senior notes 2006		Senior notes due 2009
2002	High	Low	High	Low
September	39.00	30.00	39.00	30.00
October	39.00	34.00	39.00	34.00
November	34.25	32.00	34.25	32.00
December	34.00	32.00	34.00	32.00
2003
January	39.00	34.00	39.00	34.00
February	39.00	39.00	39.00	39.00

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

Our deed of incorporation and bylaws were previously filed as Exhibit 3.1 on Form F-4, Registration No. 333-11084 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 1999 (our “registration statement”). Our bylaws were amended by the minutes to the General Partners’ Meeting on November 14, 2000, which were filed as Exhibit 3.2 to Form F-4, Registration No. 333-100075 filed with the SEC on February 12, 2003. Our joint venture agreement was filed as Exhibit 10.1 to the registration statement. The following discussion summarizes some of the important aspects of our joint venture agreement and bylaws.

Director controls. Members of our board of managers (“Board of Directors”) cannot be our employees. A shareholder may disqualify any nominee for director in the event that the shareholder believes that the nominee is in a position of conflict of interest by virtue of the nominee’s membership on the board of a competitor telecom. Shareholders pay for the travel and lodging expenses of the directors they have nominated. We do not compensate directors for their services.

If a director has an interest in an action we are to take, the director is required to disclose that interest before discussion and vote on the matter. Once the interest is disclosed, the director generally is not prohibited from participating in a discussion of the merits of the action or voting on it. However, if we are involved in a legal action or arbitration with a shareholder, only directors not nominated by that shareholder are permitted to vote on resolutions regarding the matter.

Stocks rights. Our capital is represented by the following classes:

(a)	Common. This stock has full voting and economic rights at all shareholders’ meetings, granting to its holders one vote for each .1% of capital contribution to our capital classified as common; and

(b)	Limited voting rights. This stock has full economic rights but limited voting rights, granting to its holders one vote on certain company actions for each .1% of capital contribution to our capital. This class of stock is not included for determination of the percentage of foreign investment in the capital of our company.

We have issued and outstanding three classes of common stock. Class A and Class B have full economic rights and voting rights. Class N has limited voting rights as described in (b) above. Class A stocks may only be held by Mexican investors. As discussed above, Mexican nationals must always control at least 51.0% of our voting stocks. Class B and N stock may be held by any investor of any nationality. The three classes of stocks have no par value.

Our fixed capital, which is not subject to withdrawal rights, is constituted as follows:

•	Class A – Ps. 53,550;

•	Class B – Ps. 51,450; and

•	Class N – Ps. 195,000.

However, the withdrawal rights cannot be currently exercised, as discussed below. Our constitutive documents do not set forth any special dividend or liquidation rights.

Shareholder rights and change of control. Shareholders have no current right to withdraw capital. Such right can only be exercised in the year 2085. Currently, Onexa, holder of our Class A stock, has the right to nominate five of the nine member of our board of directors; AT&T Mexico has the right to nominate the other four directors. Shareholders may be called upon for capital increases, and if they fail to do so, the other shareholder may contribute for the defaulting shareholder.

A shareholder may sell or otherwise dispose of its stocks only upon the approval of the other shareholders, and approval may be withheld without cause. Also, as discussed above, Mexican law currently restricts foreign ownership to 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services. This impedes a change of control brought about by a purchase of stocks by a non-Mexican national.

In case the shareholders meetings are to discuss any of the following matters, Class N shareholders will be allowed to attend a shareholders meeting and exercise their vote if any of the following matters are contemplated:

•	extension of our term of duration;

•	our anticipated dissolution;

•	change of our corporate purpose;

•	change of our corporate form; and

•	our merger with another company.

All of the resolutions taken at a shareholders’ meeting regarding the above-mentioned matters require a quorum of 51% of Class A stockholders and 51% of Class B stockholders, except in the case in which we are to admit new shareholders. In the latter case, a quorum of 100% of the shareholders is required.

Shareholders meetings. Shareholders meetings can be called by:

•	the board of directors, in which case the signature of the secretary of the board is required;

•	any of the Board of Directors members;

•	the examiner; or

•	shareholders representing at least 26% of the Class A or Class B stock

In this meetings, our shareholders may:

•	examine our annual report, and determine the direction we will take the following year;

•	decide upon the application of the results of operation;

•	elect the chairman of the Board of Directors;

•	resolve to redeem stock with income that, according to law, may be used to pay dividends;

•	name our Chief Executive Officer and examiner;

•	decide the issuance of preferred stock;

•	decide the increases or reductions of our fixed or variable capital;

•	pay dividends, if any;

•	approve changes to our bylaws;

•	determine our dissolution, if applicable;

•	permit the issuance of bonds;

•	approve the admission of new shareholders;

•	approve the annual budget and/or substantial modifications as well as annual objectives;

•	approve the business plan and/or substantial modifications as well as annual objectives;

•	approve a capital disbursement or a series of related capital disbursements equal or exceeding $10 million, disbursements equal or exceeding $20 million that are not foreseen in the annual budget or disbursements equal or exceeding $30 million that are foreseen in the annual budget;

•	approve the execution or modification of any transaction with any shareholder or a holding of a shareholder or an affiliate of said entities except transaction, not to exceed $5 million;

•	approve annual financial statements with or without audit;

•	approve any incentive, deferred compensation or any similar compensation plan for the Chief Executive Officer and any other grant or award under such plans;

•	approve the initiation, prosecution and/or settlement of any claim, action, litigation, arbitration or other legal proceeding initiated by or against us involving an amount in excess of $1 million;

•	approve or modify the authority delegated to the Chief Executive Officer;

•	resolve amendments or termination of contracts with our customers;

•	approval of our technical/architectural plans and policy;

•	approve or modify our regulatory policy;

•	decide to permit a shareholder of an affiliate to introduce, promote and maintain any business plan service;

•	decide to introduce a strategic service by the shareholders;

•	decide to introduce a complementary business plan service by shareholders;

•	resolve waiver of non competition obligations of shareholders;

•	decide to acquire a competing business or strategic service and purchase price;

•	permit a shareholder to make a public offering of its stock in certain markets;

•	modify our financial policy;

•	approve the entry into a transaction involving an acquisition of any other person or certain assets;

•	resolve the selection or modification of our accounting practices;

•	resolve the amendment of any concession granted;

•	approve capital contributions;

•	decide upon trade or service marks;

•	approve retirement, withdrawal or resignation of a shareholder;

•	create subsidiaries and amend their bylaws; and

•	discuss and approve decisions relating the exercise of corporate rights at shareholders meetings of subsidiaries.

C. Material contracts

Not applicable.

D. Exchange controls

Capital controls

The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos into dollars or other currencies. Banco de México, except for the period from September 1 through December 20, 1982, has made foreign currency available to private sector companies. The foreign currency we need to service our foreign currency obligations, including our outstanding securities, has been available in the open market.

E. Taxation

The following is a discussion under present law of the material United States federal income tax consequences of the purchase, ownership and disposition of the registered senior debt notes. The discussion is based on the Internal Revenue Code of 1986, as amended and the regulations, rulings, judicial decisions and administrative pronouncements there under in effect on the date hereof, which may change, possibly with retroactive effect. This summary does not discuss all aspects of United States Federal income taxation that may be relevant to a particular holder, some of which, (such as tax-exempt organizations, dealers, financial institutions and life insurance companies and persons holding an old note as part of a hedge, straddle, conversion or integrated transaction) may be subject to special rules. This discussion also does not address any aspect of state, local or foreign taxation.

Investors are urged to consult their own tax advisors concerning the United States Federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

United States/Mexico tax treaty

A Convention for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, together with a related Protocol (collectively, the “Tax Treaty”), between Mexico and the United States took effect on January 1, 1994. Certain provisions of the Tax Treaty that may affect the taxation of certain U.S. holders are discussed below under “Mexican Taxation.” The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

Mexican taxation

General

The following is a summary of the principal consequences, under the Ley del Impuesto sobre la Renta (Mexico’s income tax law, or the “Law”), regulations thereto and rules there under as currently in effect, and under the Tax Treaty, of the purchase, ownership and disposition of the registered notes by a holder that is not a resident of Mexico for tax purposes and that will not hold notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “Non-Mexican Holder”). An individual is a resident of Mexico if such person has established his or her domicile in Mexico, unless such person has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that such person has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it is established under Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment of a foreign person will be regarded as a resident of Mexico, and such permanent establishment will be required to pay taxes in Mexico in accordance with applicable law, for income attributable to such permanent establishment.

Each Non-Mexican Holder should consult its own tax advisor as to the particular Mexican or other tax consequences to such Non-Mexican Holder of holding outstanding debt securities, including the applicability and effect of any state, local or foreign tax laws.

Interest and principal

Payments of interest (including original issue discount which is deemed interest under the Law) by with respect to our outstanding debt securities to a Non-Mexican Holder will generally be subject to a Mexican withholding tax assessed at a rate of 10.0% due to the outstanding debt securities are registered in the Special Section of the Registro Nacional de Valores e Intermediarios (National Registry of Securities, or “RNV”). However, the withholding tax rate on such interest payments generally is 4.9%, if, besides registering the outstanding debt securities as set forth above, the Non-Mexican Holder is the effective beneficiary of the interest payment and resides in a country that has entered into a treaty for avoidance of double taxation with Mexico which is in effect, and satisfies the conditions and requirements for obtaining benefits under such treaty. Non-Mexican Holders residing in the United States may qualify for the 4.9% rate under the Tax Treaty. Other Non-Mexican Holders should consult their tax advisors regarding whether they reside in a country that has entered into a treaty for avoidance of double taxation with Mexico which is effective, and, if so, the conditions and requirements for obtaining benefits under that treaty.

However, if the beneficial owner, either directly or indirectly, individually or jointly with related parties, of more than 5% of the interest derived from the related securities, is any of the following:

•	a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of voting shares of the issuer;

•	a legal entity 20% of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer,

then, the withholding tax rate will be 34% (33% in 2004 and 32% in 2005 and subsequent years).

Notwithstanding the foregoing, under Rule 3.25.15 published in the Diario Oficial de la Federación (the Official Register of the Federation) on May 30, 2002, which rule is subject to amendment or repeal but is expected to remain in effect until March 31, 2003 (the “Reduced Rate Rule”), payments of interest made by or with respect to the outstanding debt securities to foreign holders, regardless of the place or residence or the tax regime applicable to the Non-Mexican Holder recipient of the interest, are subject to withholding taxes imposed at the 4.9% rate, if:

(1)	the outstanding debt securities are registered in the Special Section of the RNV, and copies of the approval of such registration are provided to the Secretaría de Hacienda y Crédito Público (the Secretary of the Treasury and Public Credit, or “SHCP”);

(2)	we timely file with the SHCP, certain information relating to the issuance of the outstanding debt securities;

(3)	we timely file with the SHCP, on a quarterly basis, information representing that no party related to (as such terms are detailed in the Reduced Rate Rule), jointly or individually, directly or indirectly, is the effective beneficiary of 5.0% or more of the aggregate amount of each such interest payment; and

(4)	we maintain records which evidence compliance with items (1), (2) and (3) above.

To date, we have met such conditions, accordingly, we expect to withhold Mexican tax from interest payments on the outstanding debt securities made to Non-Mexican Holders at the 4.9% rate during the effectiveness of such rule. No assurances can be given that the Reduced Rate Rule will be extended or that equivalent rule will be enacted.

The Mexican withholding tax rate applicable to interest payments on the outstanding debt securities made to U.S. holders eligible for benefits under the Tax Treaty is 4.9% beginning on January 1, 1999.

Under the Law, payments of interest we make with respect to the outstanding debt securities to non-Mexican pension or retirement funds are exempt from Mexican withholding taxes, provided that the fund:

(1)	is the effective beneficiary of the interest;

(2)	is duly organized pursuant to the laws of its country of origin (regardless of the type of organization);

(3)	is exempt from income tax in such country; and

(4)	is registered with the SHCP for such purposes.

We have agreed, subject to certain exceptions and limitations, to make any payment under or with respect to the outstanding debt securities, free and clear of the above-mentioned Mexican withholding taxes to holders of the outstanding debt securities.

Holders or beneficial owners of notes may be requested, subject to specified exceptions and limitations, to provide certain information or documentation necessary to enable to establish the Mexican withholding tax rate applicable to such holders or beneficial owners with respect to interest payments under the outstanding debt securities. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided prior to the payment of any interest to such holder or beneficial owner, we may withhold Mexican tax from such interest payment to such holder or beneficial owner at the maximum applicable rate (currently 10.0%), but our obligation to make any payment free and clear with respect to such withholding taxes will be limited as set forth under the outstanding debt securities.

A Non-Mexican Holder is not subject to any Mexican withholding or similar taxes in connection with payments of principal we make in connection with the outstanding debt securities.

Dispositions

Under Mexican law, any capital gains resulting from the sale or other disposition of notes by a Non-Mexican Holder will be deemed to be interest and subject to tax as per the preceding paragraphs.

Other taxes

A Non-Mexican Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to its holding, nor will it be liable for Mexican stamp, registration or similar taxes.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

When we registered the notes, we filed our registration statement with the SEC. We have filed annual reports since filing our registration statement, as required by the Securities Exchange Act of 1934. We also have filed quarterly information statements with the SEC as required by the indentures governing the notes. Additionally, we have filed a registration statement with the SEC regarding the new notes in connection with the offers we are conducting pursuant to our restructuring.

You may read a copy of our registration statement and any other document we file at the SEC’s public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC’s regional offices in New York, New York and Chicago, Illinois and on the SEC’s website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our business activities require the holding or issuing of financial instruments which expose us to market risks related to changes in interest rates and foreign currency exchange rates.

We currently believe that increases in interest rates on the international markets are not likely to have a direct adverse impact on our financial results or cash flows because our total debt is dollar-denominated and bears fixed rates of interest. Our results and cash flows could be impacted if additional financing is required in the future when interest rates are high in relation to current market conditions.

Our principal foreign currency exchange risk involves changes in the value of the Peso relative to the dollar. As of December 31, 2002, senior notes and notes payable denominated in dollar was Ps. 6,078.0 million.

We from time to time assess our exposure and monitor opportunities to manage these risks, for instance through the use of hedging instruments. As of the date of the submission of this annual report, however, we have not used financial instruments to manage our market risk.

The potential loss in fair value of financial instruments held at December 31, 2002 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the Peso-dollar exchange rate would have been approximately Ps. 598.3 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps. 74.3 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing indebtedness dollar-denominated. However, such potential impact of changes in the Peso-dollar exchange rate over interest expense, would be mostly offset due to the dollar-denominated revenues that are generated by the international incoming traffic.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

In building out telecommunications network, we incurred substantial debt obligations. Our existing notes, which accounted for 97% of our long-term debt before they were reclassified as a short-term liability, require annual debt service payments of $74.3 million, including additional amounts required to be paid in connection with withholding taxes. Upon consummation of the existing notes offering in 1999, we deposited $194.0 million of the proceeds of the offering in two escrow accounts to service the first six interest payments on the notes. We have not made any interest payment on the existing notes from cash flows from our operations and we used all of the remaining amounts in the escrow accounts to make our May 15, 2002 interest payments on the existing notes. There is no more cash in the escrow accounts. We did not make the November 15, 2002 interest payments on the existing notes when it was due and the payment grace period expired on December 16, 2002. As of the date of this filing, we are 135 days overdue in making the November 15 interest payment on the existing notes. As a result, the trustee or the holders of at least 25% of the principal amount of each series of the existing notes currently have the right to accelerate those notes, thereby requiring the immediate repayment of their entire principal amount. See Item 3. “Key Information - Risk Factors - Factors Relating to Alestra”.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES.

Alestra’s chief executive officer and chief financial officer, after evaluating the effectiveness of Alestra’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) within 90 days of the date of this report, have concluded that, as of such date, Alestra’s disclosure controls and procedures were effective to ensure that material information relating to Alestra and its consolidated subsidiary was made known to them by others within Alestra and its consolidated subsidiary, particularly during the period in which this annual report on Form 20-F was being prepared.

There were no significant changes in Alestra’s internal controls or in other factors that could significantly affect these controls subsequent to the date Alestra’s Chief Executive Officer and Chief Financial and Administrative Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in Alestra’s internal controls requiring corrective actions.

ITEM 16.    RESERVED.

PART III

ITEM 17. AND 18. FINANCIAL STATEMENTS.

Reference is made to Exhibit 10.1 “Financial Statements” for the financial statements filed as a part of this annual report.

ITEM 19.    EXHIBITS.

Exhibit No.

1.1	Deed of Incorporation and By-Laws (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

1.2

Amendment to the Deed of Incorporation and By-Laws dated November 14, 2000 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-100075 on February 12, 2003).

2.1	Seven-Year Notes Indenture dated as of May 17, 1999 between Alestra, S. de R.L. de C.V. and U.S. Bank Trust National Association (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

2.2	Ten-Year Notes Indenture dated as of May 17, 1999 between Alestra, S. de R.L. de C.V. and U.S. Bank Trust National Association, as trustee (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

2.3	Form of Seven-Year Global Note (included in Exhibit 2.1).

2.4	Form of Ten-Year Global Note (included in Exhibit 2.2).

4.1	Second Amended and Restated Joint Venture Agreement dated as of October 17, 1996 by and among Alfa, S.A. de C.V., AT&T Corp., AT&T Telecom Mexico Inc., Bancomer, S.A. Institucion de Banca Multiple Grupo Financiero, Onexa, S.A. de C.V., Valores Industriales, S.A. and Alestra, S. de R.L. de C.V. Portions of this exhibit have been omitted pursuant to a request for confidential treatment (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.2	Amended and Restated Service Mark License Agreement dated as of October 17, 1996 between AT&T Corp. and Alestra, S. de R.L. de C.V. Portions of this exhibit have been omitted pursuant to a request for confidential treatment (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.3	Master Agreement for the Supply of Interconnection Services dated as of October 10, 1996 between Telefonos de Mexico, S.A. de C.V. and Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.4	Concession to Build, Operate and Exploit a Public Telecommunications Network granted by the Federal Government of Mexico to Sistemas Telefonicos de la Republica, S. de R.L. de C.V. (now Alestra, S. de R.L. de C.V.) (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.5	Concession for the Use of Radioelectric Frequencies to provide point-to-multipoint microwave telecommunication services (66PAM10-4) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.6	Concession for the Use of Radioelectric Frequencies to provide point-to-multipoint microwave telecommunication services (68PAM10-6) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.7	Concession for the Use of Radioelectric Frequencies to provide point-to-multipoint microwave telecommunication services (71PAM10-9) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.8	Concession for the Use of Radioelectric Frequencies to provide point-to-point microwave telecommunication services (15-PAP-23) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.9	Concession for the Use of Radioelectric Frequencies to provide point-to-point microwave telecommunication services (31-PAP-15) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.10	Attachment “C”, of the concession to build, operate and exploit a public telecommunications network granted by the federal Government of Mexico to Alestra, S de R.L. de C.V, authorizing it to provide local telephone services in the cities of Mexico City, Guadalajara and Monterrey (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-100075 on January 15, 2003).

4.11	Service Mark License Amendment dated February 13, 2003 between AT&T Corp and Alestra S. De R. L. de C.V. (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-100075 on February 25, 2003).

7.1	Statement re Computation of Ratio of Earnings to Fixed Charges (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-100075 on February 11, 2003).

8.1	Subsidiary of Alestra, S. de R.L de C.V. (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-100075 on January 15, 2003).

10.1	Financial Statements.

10.2	Section 302 Certification of Chief Executive Officer.

10.3	Section 302 Certification of Chief Financial and Administrative Officer.

10.4	Section 906 Certification of Chief Executive Officer.

10.5	Section 906 Certification of Chief Financial and Administrative Officer.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on this annual report and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

ALESTRA, S. DE R.L. DE C.V.

By:	/s/ PATRICIO E. DE LA GARZA
Patricio E. de la Garza Chief Financial and Administrative Officer

Date: March 31, 2003