Form 20-F
period 2003-12-31
ALESTRA
filed 2004-03-30
CIK 1098504

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 333-11084

Alestra, S. de R.L. de C.V.

(Exact name of Registrant as specified in its charter)

ALESTRA

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

Garza García N.L. 66260 México

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: none

Securities registered or to be registered pursuant to Section 12(g) of the Act: none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

12 1/8% senior notes due 2006, series B,

12 5/8% senior notes due 2009, series B, and

8% senior notes due 2010

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

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	competition in long distance, data and internet and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

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

A. Selected Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiary. The financial information presented as of and for the fiscal years ended December 31, 2001, 2002 and 2003 was derived from our audited consolidated financial statements contained elsewhere in this annual report. The financial information presented as of and for the fiscal years ended December 31, 1999 and 2000 was derived from our audited financial statements that are not included in this annual report.

The consolidated financial statements have been prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. See Note 19 to our audited financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

Mexican GAAP also requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this annual report is presented in constant Pesos as of December 31, 2003, unless otherwise noted. See Note 3b to our audited financial statements. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this annual report to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation.

The following data should be read in conjunction with, and is qualified in its entirety by reference to, the “Operating and Financial Review and Prospects ” and our financial statements, including the notes thereto, included elsewhere in this annual report.

	As of and for the year ended December 31,
		1999		2000		2001		2002		2003
	(in millions of constant Pesos, excluding ratios)
STATEMENT OF INCOME
Mexican GAAP:
Revenues:
Domestic long distance	Ps.	2,017	Ps.	2,217	Ps.	2,136	Ps.	1,502	Ps.	1,243
International long distance		2,673		2,636		1,551		2,160		2,977
Data and internet services		252		383		612		817		1,085
Local services		—		—		34		137		219

Total		4,942		5,236		4,333		4,616		5,524
Cost of services (excluding depreciation):
Domestic long distance		(1,151)		(1,616)		(922)		(582)		(471)
International long distance		(1,438)		(1,119)		(757)		(1,307)		(2,079)
Data and internet services		(139)		(134)		(176)		(206)		(259)
Local services		—		—		(12)		(23)		(52)

Total		(2,728)		(2,869)		(1,867)		(2,118)		(2,861)
Gross profit: (1)
Domestic long distance		866		601		1,214		920		772
International long distance		1,235		1,517		794		853		898
Data and internet services		113		249		436		611		826
Local services		—		—		22		114		167

Total		2,214		2,367		2,466		2,498		2,663
Administrative, selling and other operating expenses		(1,857)		(1,786)		(1,836)		(1,689)		(1,479)
Depreciation and amortization		(821)		(893)		(1,047)		(970)		(889)
Operating (loss) income		(464)		(312)		(417)		(161)		295
Comprehensive financial result		(29)		(229)		(250)		(1,281)		(985)
Special item		—		—		—		—		1,508
Other income (expenses)		4		(41)		(22)		(18)		99
Asset tax		—		(5)		(5)		(5)		(4)
Net (loss) income		(489)		(587)		(694)		(1,465)		913

U.S. GAAP:
Revenues:
Domestic long distance	Ps.	2,017	Ps.	2,217	Ps.	2,136	Ps.	1,502	Ps.	1,243
International long distance		2,673		2,636		1,551		2,160		2,977
Data and internet services		252		383		612		817		1,085
Local and other services		—		—		34		137		219

Total		4,942		5,236		4,333		4,616		5,524
Cost of services (excluding depreciation):
Domestic long distance		(1,151)		(1,616)		(922)		(582)		(471)
International long distance		(1,438)		(1,119)		(757)		(1,307)		(2,079)
Data and internet services		(139)		(134)		(176)		(206)		(259)
Local services		—		—		(12)		(23)		(52)

Total		(2,728)		(2,869)		(1,867)		(2,118)		(2,861)
Gross profit: (1)
Domestic long distance		866		601		1,214		920		772
International long distance		1,235		1,517		794		853		898
Data and internet services		113		249		436		611		826
Local services		—		—		22		114		167

Total		2,214		2,367		2,466		2,498		2,663

	As of and for the year ended December 31,
		1999		2000		2001		2002		2003
Administrative, selling and other operating expenses		(1,857)		(1,786)		(1,836)		(1,689)		(1,479)
Depreciation and amortization		(689)		(784)		(948)		(871)		(764)
Operating (loss) income		(332)		(203)		(318)		(62)		421
Financial expenses, net		(29)		(229)		(250)		(1,281)		(653)
Other income (expenses)		4		(41)		(22)		(18)		99
Asset tax		—		(5)		(5)		(5)		(4)
Net loss	Ps.	(357)	Ps.	(478)	Ps.	(595)	Ps.	(1,367)	Ps.	(136)
BALANCE SHEET
Mexican GAAP:
Cash and cash equivalents	Ps.	1,249	Ps.	208	Ps.	265	Ps.	161	Ps.	411
Trade receivables		763		812		533		516		471
Real estate and equipment, net		5,989		5,831		5,589		5,645		5,649
Other assets		4,518		3,274		2,282		1,625		1,240

Total assets		12,519		10,125		8,669		7,947		7,771
Senior notes		6,786		6,278		5,726		6,112		4,351
Bank loans and notes payable		—		18		455		208		131
Total debt		6,786		6,296		6,181		6,320		4,482
Accounts payable		2,380		992		637		651		454
Other payables		404		678		747		909		378

Total liabilities		9,570		7,966		7,565		7,880		5,314
Contributed capital		9,406		9,406		9,406		9,406		1,189
Accumulated losses		(6,457)		(7,247)		(8,302)		(9,339)		1,268

Total stockholders’ equity		2,949		2,159		1,104		67		2,457
U.S. GAAP:
Cash and cash equivalents	Ps.	1,249	Ps.	208	Ps.	265	Ps.	161	Ps.	411
Trade receivables		763		812		533		516		471
Real estate and equipment, net		6,950		6,894		6,886		6,426		5,945
Other assets		2,995		1,960		1,194		724		705

Total assets		11,957		9,874		8,878		7,827		7,532
Senior notes (2)		6,786		6,278		5,726		6,112		5,636
Bank loans and notes payable		—		18		455		208		131
Total debt		6,786		6,296		6,181		6,320		5,767
Accounts payable		2,380		992		637		651		454
Other payables		404		678		748		909		378

Total liabilities		9,570		7,966		7,565		7,880		6,599
Contributed capital		9,406		9,406		9,406		9,406		10,528
Accumulated losses		(7,019)		(7,498)		(8,093)		(9,459)		(9,595)

Total stockholders’ equity		2,387		1,908		1,313		(53)		933

CASH FLOW DATA:
Resources (used in) provided by (3)
Mexican GAAP:
Operating activities	Ps.	(442)	Ps.	(662)	Ps.	745	Ps.	(19)	Ps.	495
Investing activities		(1,855)		111		(574)		(223)		(247)
Financing activities		3,400		(489)		(115)		138		1
Cash flows (used in) provided by (3)
U.S. GAAP:

	As of and for the year ended December 31,
		1999		2000		2001		2002		2003
Operating activities	Ps.	(84)	Ps.	(1,479)	Ps.	(152)	Ps.	231	Ps.	391
Investing activities		(2,689)		190		(226)		149		(247)
Financing activities		4,008		—		365		(260)		(198)
OTHER FINANCIAL/OPERATING DATA:
(Unaudited):
Capital expenditures (Mexican GAAP)	Ps.	456	Ps.	661	Ps.	946	Ps.	243	Ps.	275
Minutes of traffic, domestic long distance		1,401		1,926		2,351		1,749		1,671
Minutes of traffic, international long distance		811		1,051		1,021		1,507		1,893
Employees (4)		1,856		1,922		2,067		1,910		1,876
Residential lines (5)		707		686		650		588		468
Business Lines (5)		89		98		111		95		80

(1)	Excluding depreciation.

(2)	Our principal payment obligation on the existing notes was $570 million. Fluctuations are the result of changes in the exchange rate.

(3)	Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican Pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.

(4)	Actual number of employees, not in millions.

(5)	In thousands, not millions.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve Bank of New York expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate (Pesos per dollar)
Year	High	Low	Average(1)	Period End
1994(2)	5.75	3.11	3.48	5.00
1995	8.05	5.27	6.53	7.74
1996	8.05	7.33	7.64	7.90
1997	8.41	7.72	7.97	8.07
1998	10.63	8.04	9.25	9.90
1999	10.60	9.24	9.56	9.48
2000	10.09	9.18	9.46	9.62
2001	9.97	8.95	9.33	9.14
2002	10.43	9.00	9.66	10.43

Month
September 2003	11.04	10.77	10.92	11.00
October 2003	11.32	10.97	11.18	11.06
November 2003	11.40	10.98	11.15	11.40
December 2003	11.40	11.17	11.25	11.24
January 2004	11.10	10.81	10.92	11.01
February 2004	11.25	10.91	11.03	11.06

(1)	Average of month-end rates.

(2)	Beginning on December 22, 1994, the Mexican government eliminated the foreign exchange band and the Banco de México discontinued open market transactions to stabilize the Peso.

On March 26, 2004 the noon buying rate as provided by The Federal Reserve Bank of New York was Ps. 11.05 per 1.00 U.S. dollar.

The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including the senior notes.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Factors relating to Alestra

We have a history of substantial losses and expect to incur future losses

We incurred a net loss of Ps. 693.7 million during 2001, Ps. 1,464.8 million during 2002 and a profit of Ps. 912.8 million during 2003 due to the benefits associated with our restructuring. As a result of our high debt service burden, the economic slow-down in the United States and Mexico, lower international settlement payments received from foreign telephone carriers, lower domestic long distance rates resulting from competition from other domestic carriers and high customer attrition and churn rates, we anticipate that we could incur net losses for at least the next several quarters.

A holder of our senior notes due 2009 commenced a legal action against us in the United States alleging, among other things, that our senior notes due 2009 have been accelerated, and a holder of our senior notes due 2009 that is affiliated with the U.S. litigant commenced a legal action against us in Mexico requesting a Concurso Mercantil (a Mexican Reorganization Proceeding) based in part on the alleged acceleration

In September 2003, WRH Global Securities Pooled Trust (“WRH”) commenced an action against us, our equity holders and the indenture trustee of the indentures governing our 12 1/8% Senior Notes due 2006 (“senior notes due 2006”) and our 12 5/8% Senior Notes due 2009 (“senior notes due 2009”, and together with the senior notes due 2006, the “senior notes due 2006 and 2009”) in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin us from consummating our exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against us to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it had sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003. We moved, and WRH cross-moved, for summary judgment on WRH’s claim that our senior notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling, the court granted our motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate our senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, we, our equity holders and the indenture trustee of the indentures governing our senior notes due 2006 and 2009 moved to dismiss the amended complaint. The motion to dismiss the amended complaint is pending. If WRH were to succeed on its ipso facto acceleration claim, then the entire principal amount of our senior notes due 2006 and 2009 of $83.0 million would become due and payable, and we may not have sufficient liquidity available to pay the principal and interest due on those notes. In addition, an ipso facto acceleration may cause a cross default under our other indebtedness, including $304.2 million of senior notes due 2010. If WRH were to succeed on its elective acceleration claim, then the principal amount of our senior notes due 2009 of $45.9 could become due and payable, subject to the terms of the indenture governing our senior notes due 2009.

In October 2003, Eximius Capital Funding, an entity related to WRH, filed a request for an insolvency declaration and a Concurso Mercantil under the Ley de Concursos Mercantiles (the “LCM”) against us before a court in the State of Nuevo Leon, Mexico. In its petition, Eximius alleged, among other things, that our senior notes due 2006 and 2009 had been accelerated. Eximius’ arguments before the Mexican courts are substantially identical to WRH’s arguments in the U.S. proceedings. On February 16, 2004, the Mexico City court appointed an expert to conduct the analysis of our financial situation. The expert’s analysis will determine whether we meet the statutory presumptions of Articles 10 and 11 of the LCM and therefore whether we meet the financial tests for us to be placed in a Concurso Mercantil. However, we do not believe that the statutory presumptions of Articles 10 and 11 of the LCM have been met. If Eximius is successful and we are subject to a Concurso Mercantil, we cannot predict the duration of the proceeding or its outcome. A reorganization would be likely to result in significant changes to our existing obligations, including our senior notes, which could include the cancellation or rescheduling of all or part of the obligations. During the pendency of any such proceeding our ability to operate or manage our business, to retain employees, to maintain existing or create new client relationships, to continue to collect payment for our services or to obtain any type of funding or financing would likely be materially adversely affected. Moreover, in the event of a Mexican bankruptcy/liquidation (quiebra) case, our operating concessions and our agreements for the use of the AT&T service mark, which is critical to our business, may be subject to termination. While we cannot assure you of the outcome, we intend to vigorously contest both the U.S. litigation and the petition for a Concurso Mercantil.

As a result of a high level of competition and an oversupply of fiber optic capacity, the average price of our long distance services has declined significantly, and may continue to decline, thereby reducing our revenues

We are heavily dependent on domestic and international long distance services, which accounted for 76.4% of our revenues for 2003, 79.3% of our revenues for 2002 and 85.1% of our revenues for 2001. Average prices for long distance calls in Mexico declined more than 70% in real terms from December 1996 to December 2003. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. Should our competitors continue to attempt to increase market share by reducing the price they charge for long distance calls, we expect to continue to experience a drop in revenues as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. Our revenues from long distance services may continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

If the proportionate return system for calculating revenues for incoming international long distance calls is terminated, we expect the average price of our international long distance services to decline significantly, thereby reducing our revenues

The potential expiration during 2004 of the proportionate return system for calculating and allocating traffic related to incoming international long distance calls is expected to increase competition in the international long distance market. We believe that our revenues from long distance services could decline further if the proportionate return system for calculating and allocating incoming international long distance minutes is terminated. Upon the dissolution of the proportionate return system, Mexican telecommunications providers will be able to compete freely on price for incoming international long distance traffic. As a result, we expect that the rates we will be able to charge foreign telecommunications providers for completing incoming international calls will decline substantially. We believe that this decline may begin to occur during 2004 or the beginning of 2005. While we currently terminate a significant portion of AT&T’s incoming long distance traffic, AT&T has no obligation to continue to terminate traffic through us and may choose a different Mexican telecommunications provider to terminate its traffic if another telecommunications provider offers AT&T a lower settlement rate or for any other reason. Unless we are able to obtain increased volumes of incoming traffic sufficient to compensate for the expected decline in per-minute rates, our revenues from long distance services will decline. In 2001, incoming international long distance traffic accounted for 17.5% of our revenues and in 2002, incoming international long distance traffic accounted for 33.1% of our revenues. For 2003, incoming international long distance traffic accounted for 46.0% of our revenues.

Our ability to generate positive cash flow will depend on our ability to successfully compete in the data and internet services market in Mexico

As a result of our decreasing revenues from long distance services and the uncertainty resulting from the possible expiration in 2004 of the proportionate return system for calculating and allocating revenues relating to incoming international long distance minutes, we have begun to refocus our resources and marketing efforts on capturing future growth in data and internet services in Mexico. The successful implementation of this strategy is critical to our ability to continue as a going concern. This strategy poses many risks, including but not limited to:

•	the continuous, rapid and significant changes in technology and new products in the data and internet services market;

•	the high level of capital expenditures required to provide data and internet services to business customers and to keep abreast of technological change;

•	the highly competitive nature of the data and internet services market;

•	the superior competitive position of some of our competitors including Teléfonos de México S.A. de C.V. or Telmex, the dominant provider of telecommunications services in Mexico, which in 2002 introduced residential digital subscriber lines, which we refer to as “DSL”, service and is better positioned to offer business clients, our primary target market, bundled data and voice services at lower prices;

•	the limited number of high-usage customers in Mexico;

•	the limited flexibility of the telecommunications regulatory framework to address technological change;

•	The recent authorization issued by the Secretaría de Comunicaciones y Transportes (the Ministry of Communication and Transportation or SCT) allowing cable TV and terrestrial microwave TV providers to provide bi-directional data and internet broadband services. This could also impact our domestic and long distance market if the technology is used to offer VoIP services, resulting in lower rates and higher competition; and

•	The introduction of WiFi technology in Mexico, of which Telmex is the main provider, which could allow Telmex to capture even more of the broadband services market. Additionally, there is no certainty of our continuing ability to use the 2.4 and 5 GHz segments of the spectrum without regulation.

Competition in the data and internet services market may significantly increase if our competitors, including Telmex, Avantel S.A., and Telefónica Data Mexico, S.A. de C.V. which provides its service under the name Terra, who may also be faced with decreasing margins from voice services, also shift their focus to data and internet services. If we are unsuccessful in implementing this strategy and are unable to obtain the benefits of higher-margin businesses, our financial results will be materially and adversely impacted and our ability to service our obligations under the new notes and the existing notes will be severely impaired.

We have substantial indebtedness and may need additional financing in order to service indebtedness and fund operations

As of December 31, 2003, we had consolidated indebtedness of approximately Ps. 4,481.7 million and shareholders’ equity, including a minority interest in our consolidated subsidiary, of Ps. 2,456.5 million.

Furthermore, the level of our indebtedness has had and may continue to have important consequences. For example, it has:

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

Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings

The telecommunications industry is subject to continuous, rapid and significant changes in technology and introductions of new products and services. These include evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, enhancements and changes in end-user needs and preferences, and continuing developments of alternative technologies in mobile and fixed-line telephony, high-speed data communications, satellite direct services and internet services. We expect that new services and technologies applicable to our market will continue to emerge and cannot predict the effect of technological changes on our business. For example, we believe that the internet will represent an increasingly important medium for voice communication and may displace traditional long distance services, which represent an important part of our business. It may not be practical or cost-effective for us to replace or upgrade our installed technologies in response to competitors’ actions. Although we have installed what we consider technologically advanced fiber-optic long distance transmission systems, our competitors may implement superior new technologies, allowing them to provide lower priced or higher quality services than we do. Any such new service offerings may:

•	adversely affect our competitive position;

•	render certain of our current businesses obsolete; or

•	require significant capital expenditures for which we may be unable to obtain additional financing.

Telmex dominates the telecommunications market in Mexico and we depend on Telmex for interconnection

Telmex exerts significant influence on all aspects of telecommunications markets in Mexico, including interconnection, which we depend on to service most of our customers. Telmex is well capitalized and has substantially greater financial, technical and marketing resources, larger customer bases and more established relationships in the telecommunications industry than we do. With these advantages, and as the dominant provider of telecommunications services in Mexico, Telmex has a significant competitive advantage over us. Furthermore, although not allowed by its concessions and the Ley Federal de Telecomunicaciones enacted in 1995 (the Federal Telecommunications Law), Telmex may be able to subsidize its long distance and data and internet services with revenues obtained from its local services. If Telmex were to engage in price squeezing or predatory pricing, we would be unable to competitively price our services and could experience significant loss in market share and revenues.

Because we use Telmex’s networks to interconnect with the vast majority of our own customers, we are therefore dependent upon Telmex to meet certain telecommunications needs of our customers and to maintain our service standards. In addition, because Telmex is the dominant provider of local services, almost all of our customers also maintain an ongoing relationship with Telmex. We may not be able to obtain the services we require from Telmex at rates, and on terms and conditions, that permit us to offer services at rates that are both profitable and competitive, or even at the same quality or price that Telmex or its subsidiary enterprises offer themselves. We have experienced difficulties in obtaining high quality, reliable and reasonably priced services from Telmex.

We could be affected by the elimination of “by-pass” traffic

Pursuant to the Comisión Federal de Telecomunicaciones (the Federal Telecommunications Commission, or “Cofetel”), regulations, the only legal way to transport international long distance minutes into Mexico is via the international settlement rate system. Because international settlement rates to terminate traffic in Mexico are generally higher than rates for terminating domestic Mexican long distance traffic, a portion of the long distance market between Mexico and the U.S. is served by entities that “by-pass” the international settlement rate system, a practice deemed illegal by Cofetel. These entities transport international switched telephone traffic into Mexico, for example, over dedicated unswitched circuits and terminate those calls as domestic calls, thus avoiding the payment of settlement charges.

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

We experience a high proportion of unpaid bills, which lowers our cash flow

We experience difficulties collecting accounts receivable from our subscribers. Some of our customers switch to other carriers without paying their bills to us, and since we do not provide local service to most of our residential customers, we are unable to disconnect customers’ local service if they fail to pay for their long distance service. The inability to collect unpaid bills reduces our cash flow. During 2001, we wrote off approximately Ps. 193.4 million in past-due trade receivables of which Ps. 161.9 million related to residential customers and Ps. 31.5 million related to business customers. In 2002, we did not write off any past-due trade receivables. In 2003, we wrote off approximately Ps. 298.9 million in past-due trade receivables of which Ps. 84.7 million related to residential customers and Ps. 214.2 million related to business customers. At December 31, 2001 the allowance for doubtful accounts was Ps. 350.7 million, against outstanding receivables of Ps. 784.0 million. At December 31, 2002, our allowance for doubtful accounts was Ps. 501.3 million against outstanding receivables of Ps. 1,016.9 million. At December 31, 2003, our allowance for doubtful accounts was Ps. 238.3 million against outstanding receivables of Ps. 709.0 million. If the proportion of our customers who fail to pay their bills increases or if we continue to experience a high proportion of unpaid bills, our cash flows will be adversely affected.

Our results are negatively impacted by high levels of residential customer attrition

We have experienced a high rate of residential customer attrition, or “churn”, which increases our cost of operations and reduces our revenue. Our average churn rate for 2002 was 7.1%, which reflected a rate of 7.6% for our residential customers and 4.4% for our business customers. Our average churn rate for 2003 was an annualized 2.5% which reflected an annualized rate of 2.4% for our residential customers and 3.4% for our business customers. Our customer attrition may be high in the future because:

•	we do not require our customers to sign long-term contracts; and

•	we choose to disconnect customers if they fail to pay their bills.

A high rate of customer attrition could adversely affect our competitive position, results from operations and our costs of obtaining new customers.

Our telecommunications network infrastructure is the source of nearly all of our revenues

Our network is the source of nearly all of our revenues. If our network suffered technical problems or damage, our ability to provide telecommunications services to our customers would be impaired, which could cause us to lose customers and thus adversely impact our revenues. While to date we have not experienced any serious technical problems or damage as a result of our liquidity crisis, we have lowered our capital expenditures for future upgrades, which could adversely impact the quality and reliability of our network.

Our equity holders, AT&T and Onexa, may have differing interests, and we may not be able to undertake important business actions if they do not agree

AT&T Telecom Mexico Inc. is the direct holder of AT&T Corp.’s equity interest in us. AT&T Mexico and Onexa currently are able to elect all of our directors and are able to exercise control over our business, policies and affairs. Under our bylaws, actions approved by a majority of the board of directors must also be approved by at least one director elected by AT&T Mexico and one director elected by Onexa S.A. de C.V. In addition, under the joint venture agreement dated October 17, 1996, as amended, among AT&T, AT&T Mexico, Alfa, S.A. de C.V., BBVA Bancomer S.A., Onexa and ourselves, a number of actions we take are subject to approval by each of AT&T Mexico and Onexa.

The joint venture agreement also provides that if Alestra desires to offer new telecommunications services, our equity holders must agree whether and how we will provide the new telecommunications services. AT&T and Onexa are currently analyzing the feasibility of providing, through Alestra, global seamless data services to business customers in Mexico in alignment with AT&T’s strategy. Our equity holders may not agree that it is feasible for us to provide this service.

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

We rely on the use of the AT&T service mark, and permission to use the service mark may be withdrawn

We currently use the AT&T registered service mark to market all of our services. If we were unable to use the AT&T service mark, our ability both to attract new customers and to retain existing customers would likely be materially impaired. Our use of this service mark is governed by a license agreement between us and AT&T which is terminable:

•	on the earlier of

•	the date on which AT&T Telecom ceases to be an equity holder of the company or

•	on October 16, 2004; provided, however, that the license may be renewed for five (5) year terms upon mutual consent of the parties;

•	if AT&T ceases to directly or indirectly own at least 20% of us;

•	if AT&T ceases to own at least 50% of AT&T Mexico;

•	if we fail to pay the license fees under the service mark license agreement in some cases; or

•	if our actions would adversely affect the reputation of the AT&T service mark.

If this agreement were terminated or not renewed upon expiration, or if we were to fail to meet the applicable operating or service quality standards, we might not be able to use the AT&T service mark. If we were unable to use the AT&T service mark, our operations would be materially adversely affected. Also, if the name AT&T were to suffer diminished marketing appeal, our ability both to attract new customers and to retain existing customers could be materially impaired. We may not be able to continue to use the AT&T service mark in the future and the AT&T service mark may suffer diminished marketing appeal.

You probably will not be able to effect service of process in the United States upon our officers or our Mexican directors

We are a Mexican company and most of our directors, all of our officers, and nearly all of our assets are located in Mexico. As a result, you probably will not be able to effect service of process on our Mexican directors or our officers in the United States, and you will probably need to effect service of process on them in Mexico. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or officers outside of Mexico.

Factors relating to the Mexican regulatory environment

We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes

Throughout our existence, the operation of telecommunications systems in Mexico has been subject to laws and regulations administered by the SCT and Cofetel. However, certain important aspects of the Federal Telecommunications Law could be revised by the Mexican Congress in 2004. Matters relating to interconnection services, dominant carrier regulation, number portability, local loop unbundling, international long distance service, the universal service fund, customer rights, regulator powers and the allocation of the spectrum may be the subject of such revisions, however, we cannot predict how the SCT or Cofetel will interpret and implement a new federal telecommunications law. We cannot at this time predict whether a new federal telecommunications law will be enacted or, if passed, its effects on our business. Such uncertainty could damage our business and subject us to additional legal liability or obligations.

In addition, SCT has proposed to amend both SCT and Cofetel operative rules, and we can not assure you how those new rules could affect our business.

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

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates

Revenues from international long distance service reflect amounts earned from our customers and our proportion of settlement payments received from foreign carriers, as well as other special services. A portion of settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 30.1% of our total revenues in 2000, 17.5% in 2001, 33.1% in 2002, and 46.0% in 2003. Settlement agreements govern our rates of payment to the foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and by the foreign carriers to us for the use of our facilities in interconnecting international calls billed abroad. Mexican rules for international long distance state that rates of payment under such agreements are negotiated with each foreign carrier by the dominant carrier in Mexico, currently Telmex. Since inbound international traffic has historically been more than twice the volume of international outbound traffic, net settlement amounts payable to us with respect to calls terminated by us have exceeded amounts payable by us to foreign carriers with respect to outbound calls terminated by foreign carriers. Additionally, under current agreements the per-minute amounts we receive with respect to inbound calls terminated by us are approximately 60% higher than the per-minute amounts payable by us to foreign carriers with respect to outbound calls, further increasing the net payments received by us. This may not occur in the future and any such change could adversely affect our results.

U.S. telecommunications providers and regulators are also seeking to reduce substantially the international settlement rates applicable to U.S.-originated international calls. Approximately 98% of our traffic exchanged with foreign carriers in the year 2003 was associated with traffic with the United States. Therefore, such reduction would adversely affect our results.

Any such reduction in international settlement rates attributable to U.S.-originated international calls would result in a decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar-denominated revenues decrease and no compensation in volume is achieved, we may be unable to meet our dollar-denominated debt and other obligations without incurring substantial exchange risk. We are not currently engaged in any hedging activity to minimize the risk of changes in the value of the Peso related to the dollar.

Restrictions on foreign ownership may impair our ability to raise equity capital and limit our growth

Under the Federal Telecommunications Law and the Ley de Inversión Extranjera (Foreign Investment Law ), no more than 49% of the voting equity of a Mexican corporation holding a concession to provide fixed-line telecommunications services may be held by non-Mexican nationals. AT&T Mexico, which owns 49% of our equity, is deemed a non-Mexican national for purposes of the Foreign Investment Law. Absent revisions to the Foreign Investment Law, future sales of equity securities to non-Mexicans would involve securities with limited voting rights or would require a proportional purchase of voting stock by Mexicans. These restrictions limit our ability to raise equity capital which could be used to implement our new business plan and grow our business. Although several proposals have been made to eliminate these restrictions, there is no indication that such regulatory revisions will occur in the near future.

Our public telecommunications network concession and wireless concessions are subject to revocation in several circumstances

The Mexican Federal Telecommunications Law provides that each of our concessions will terminate upon certain circumstances including:

•	our resignation;

•	its revocation; or

•	governmental taking.

If we are unable to operate our network, we will not be able to generate any revenues.

We are subject to different corporate disclosure and accounting standards than U.S. companies

Investors may not be able to obtain as much publicly-available information about foreign issuers of securities traded in the United States as is regularly published by or about U.S. issuers of publicly traded securities. In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP in a number of respects. Therefore, potential investors may not be able to as easily ascertain the risks of our company as they would if we were a U.S. company. See Note 19 to our audited financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

Factors relating to Mexico

Downturns in the Mexican economy adversely affect us

The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. The Mexican economy grew at a rate of 3.8% in 1999 and 6.9% in 2000, and our revenues from domestic long distance traffic grew at a rate of 25.6% in 1999 and 9.9% in 2000. The Mexican economy contracted at a rate of 0.3% in 2001 and grew only at an annual rate of 0.9% in 2002, and our revenues from domestic long distance traffic decreased at a rate of 3.6% in 2001 and 29.7% in 2002. The Mexican economy grew at an annualized rate of 1.3% in 2003 and our revenues from domestic long distance traffic decreased at an annualized rate of 17.2% during that period.

Currency devaluations may impair our ability to service our debt

Changes in the value of the Peso relative to the dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. For example, net loss in 2002 as compared to 2001 increased Ps. 771.0 million as a result of the 12.8% currency devaluation of the Peso against the dollar that occurred in 2002 and generated an exchange loss of Ps. 797.7 million. Similarly, the 9.0% currency devaluation of the Peso against the dollar that occurred in 2003 generated an exchange loss of Ps. 593.7 million. All of our indebtedness is denominated in dollars, while a majority of our revenues and operating expenses are denominated in Pesos. We also borrow on a short-term basis in dollars under our bank lines of credit and a portion of our trade payables is denominated in dollars.

The value of the Peso sharply declined in the 1990s compared to the dollar. The devaluation of the Peso in the 1990s increased the Peso equivalent of Mexican companies’ obligations under dollar-denominated borrowings and adversely affected companies’ operations and financial position. Continued devaluation of the Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations, including the existing notes and the new notes, and to make additional capital expenditures.

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

Exchange controls may impair our ability to obtain dollars to make dollar-denominated payments

The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including the existing notes and the new notes.

An increase in inflation may increase our operating costs but not our revenues

High levels of inflation would cause our operating costs to increase while the rates we charge for our services, due to the competitive environment and regulatory structure, might not. Most of our operating expenses are based on short-term contracts which may be subject to inflationary pressures, while the rates we charge our business customers for long distance and local service are either fixed by long-term contract, limited by the Mexican Telecommunications Law, or effectively limited by the competitive nature of the market in which Telmex, with dominant market share, is able to set an effective cap on the prices at which we can sell our services. During most of the 1980s and during 1995, Mexico experienced periods of very high levels of inflation. Inflation has led to high interest rates, devaluations of the Peso and, during the 1980s, substantial government controls over exchange rates and prices.

Political developments in Mexico may adversely affect us

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy and the Mexican telecommunications market. Mexican governmental action concerning the economy, state-owned enterprises and the Mexican telecommunications industry could have a significant impact on us.

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

Item 4.	Information on the Company.

A. History and development of the company

Our legal and commercial name is Alestra, S. de R.L. de C.V. We were incorporated on October 13, 1995. We are a sociedad de responsabilidad limitada de capital variable (limited liability variable capital company) organized under the laws of Mexico. Our principal executive office is located at Avenida Lázaro Cárdenas No.2321, Piso 9, Col. Residencial San Agustín, San Pedro Garza García, N.L. 66260, México and our telephone number is 011-5281-8625-2200. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19715, U.S.A. Puglisi & Associates’ phone number is (302) 738-6680.

We are a leading provider of competitive telecommunications services in Mexico that we market under the AT&T brand name and carry on our own network. We offer domestic and international long distance services, data and internet services and local services. We are owned 49% by AT&T Telecom Mexico, Inc., a wholly owned subsidiary of AT&T Corp. and 51% by Onexa, S.A. de C.V., a corporation owned by Alfa, S.A. de C.V. and BBVA Bancomer, S.A.

Beginning in 1997, following the deregulation of the Mexican telecommunications industry, we began the rollout and expansion of our domestic and international long distance services, and as of December 31, 2003, we had invested more than Ps. 6,661.1 million in the construction of our telecommunications network. Our telecommunications network interconnects with 198 cities throughout Mexico and consists of over 5,800 km. of high-capacity fiber optic lines that connect metropolitan areas, of which over 820 km. of fiber optic lines are in metropolitan areas, and five high-capacity fiber optic lines that cross the U.S. and Mexican border.

We also have wireless concessions to provide point-to-point connectivity nationwide and point-to-multipoint connectivity primarily in Mexico City, Guadalajara, Monterrey and surrounding regions. We began providing data services to our customers in May 1997 and internet services in July 1998. We began providing local services in Mexico City, Monterrey and Guadalajara in January 2001 and have since expanded our service to other cities. In recent years, we have provided a significant and growing portion of our services to multinational and domestic businesses.

Our revenues were Ps. 4,333.2 million in 2001, Ps. 4,615.8 million in 2002 and Ps. 5,523.9 million in 2003. Our net losses were Ps. 693.7 million in 2001, Ps. 1,464.8 million in 2002 and a net income of Ps. 912.8 million in 2003 under Mexican GAAP and Ps. 594.9 million in 2001, Ps. 1,366.8 million in 2002 and Ps. 136.3 million in 2003 under U.S. GAAP.

Capital expenditures

For a discussion of our capital expenditures, see Item 5. “Operating and Financial Review and Prospects— Liquidity and capital resources.”

B. Business overview

Summary of Material Licenses

Service mark and other fees

AT&T is a service mark registered with the U.S. Patent and Trademark Office and is owned by AT&T Corp. We use the AT&T service mark to identify and promote our long distance telephone service pursuant to a license agreement with AT&T. Licensing fees are determined based upon the greater of a minimum fee or a dollar amount determined in relation to our profitability. The license agreement is for a nine-year term expiring on October 16, 2004 and may be renewed by mutual agreement for additional five-year terms. AT&T may terminate the license agreement in its sole discretion upon certain changes in ownership, if we fail to abide by certain quality control standards, if we misuse the AT&T brand and in certain other circumstances. See “Risk Factors – We rely on the use of the AT&T service mark, and permission to use the service mark may be withdrawn.”

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

As part of our service to our domestic and international long distance customers, we offer advanced voice services. Our advanced voice services are comprised of the following:

•	Operator services, home country direct services, calling card services and 800 services. We offer a full range of bilingual operator assistance, direct connections between customers abroad and Mexico, calling cards services and toll free services.

•	Virtual network services. To our business customers, we offer the AT&T Aria VNS Red Privada Virtual (“AT&T Aria VNS”) a virtual network system that permits the configuration of tailored, private corporate voice networks. This service provides most of the advantages of a private network (i.e. call screening, overflows, flexible routing, authorization codes and private dialing plans) without the corresponding maintenance and operation costs.

•	Global virtual network services. This service is an extension of AT&T Aria VNS domestic service which offers the possibility of interconnecting virtual private networks for multinational or large national clients in Mexico or the United States with affiliates in Mexico or the United States.

Local services

We began providing local services in the first quarter of 2001 in the cities of Mexico City, Monterrey and Guadalajara and began invoicing our customers for local services in the third quarter of 2001. We primarily provide our local services to our business customers, since the high level of usage by business customers provides an adequate return on the investment required to connect these customers to our network. We charge our customers a monthly fee for our local service which varies depending on the amount of their actual usage.

Our number of local service customers has grown significantly over the last year. On June 30, 2001 we had approximately 50 local service customers. That number had grown to approximately 200 by December 31, 2001, 500 by December 31, 2002 and 879 by December 31, 2003.

AT&T Local Service offers to the enterprise market, a direct connection to the public switched telephone network (PSTN), enabling local, cellular, long distance or operator assisted calls. AT&T Local Service is offered in different alternatives depending on the customer’s needs:

1. AT&T Enlace Digital: AT&T’s commercial program, offering digital trunks to connect the switchboard directly to the AT&T network, enabling local, cellular, long distance or operator assisted calls. There are two types of signaling that AT&T Enlace Digital supports: CAS-R2 and ISDN PRI. This service can be offered through digital radio waves or fiber optic lines.

AT&T Enlace Digital features:

•	switched digital trunk lines;

•	DID’s – Direct dialing numbers;

•	group numbers;

•	caller identification by trunk group; and,

•	customized invoicing.

AT&T Enlace Digital benefits are as follows:

•	consolidated invoices including local, long distance, 800 free-phone numbers, calling cards and operator assisted calls;

•	flexible digital trunk configuration according to the customer’s needs;

•	faster decision-making process with the help of SMART (software for monitoring and managing calls), which allows the customer to analyze its call traffic and detail it by number of contracted lines, by week, by month, by destination or by origin;

•	efficient monitoring of the customer’s local telephone services;

•	the customer’s platform may grow according to its needs through an E1 for voice and data services through one point of access; and,

•	professional and specialized service for the customer through AT&T’s Business Customer Service Center.

During 2003, AT&T Local service was expanded to Mexico’s 13 main cities: México, Monterrey, Guadalajara, Aguascalientes, Cd. Juárez, León, Puebla, Querétaro, San Luis Potosí, Saltillo, Toluca, Torreón and Tijuana.

2. AT&T Línea Empresarial: AT&T’s commercial program provides local, long distance, cellular, 800 numbers and operator calls, using POTS lines. The telephone service is provided by a new wireless technology that offers the customer the chance to integrate data, voice and internet solutions on one platform. This commercial plan is available in México City, Monterrey and Guadalajara.

AT&T Línea Empresarial benefits are as follows:

•	consolidated invoices for long distance, local and internet services;

•	no PBX expenses;

•	no local charge for long distance and 800 calls;

•	a platform is offered to integrate voice, data and internet according to the customer’s growing communications needs; and

•	specialized attention from an account executive, our business customer care center and technical personnel.

Data and internet services

We believe that a substantial part of our growth in the future will come from the data and internet services segment. Our primary data and internet services are comprised of the following:

•	Internet access and transport. We serve as an internet service provider and offer dial-up internet access to our business and residential customers, leveraging our brand and network infrastructure, and complementing our service platform. We also provide dedicated internet access to our business customers. The service includes connectivity, e-mail, web-hosting and domain name server. In addition, we offer transport services and internet dial-up ports wholesale to internet service providers requiring connectivity to the internet in Mexico and worldwide.

•	Web services. Our web services include: AT&T Internet always on, AT&T Internet high capacity, AT&T Web-hosting, AT&T Web Fácil, AT&T Email, Bulletin, Chat, Chat with moderator, Contact Form, Forums, Guestbook and Polling and e-Consulting.

•	Direct access. We offer businesses the opportunity to have a dedicated access line from the customer’s premises to our network, without requiring the use of Telmex’s local network. We provide this connection, depending on the customer’s needs and revenue potential, through either a wireless connection or a fiber-optic connection built out to the customer’s premises.

•

Domestic and North American High Capacity Digital Private Lines (E3/T3 to STM1). This service allows customers to set up high speed dedicated circuits between two or more of the customer’s offices in Mexico or between two or more of the customer’s offices in Mexico and the U.S., to satisfy their communication and transmission needs for large volumes of data. Customers may also choose Domestic and North American Low Capacity Digital Private Lines (64 kbps to 2,048 kbps) for smaller data volumes. North

American services may be contracted under a bilateral or a Full Channel scheme which allows the customer to manage a single point of contact for ordering, provisioning, billing and fault management.

•	Switched digital services. For some business applications where private line services might not be cost effective or appropriate, we offer switched digital circuits on demand to customers who require digital links, variable bandwidth and multiple endpoint connectivity at increments of 56/64 Kbps channels (Ix64). This service is suitable for: videoconferencing, document, video and audio distribution, voice/data/video integration, distance learning and telemedicine, remote access to corporate resources, bulk data transfer, peak period overflow and dial back-up.

•	AT&T frame relay. Frame relay is an information transportation service based on packet switching technology, which has been designed specially to increase the efficiency of data transportation between remote localities needing to exchange large amounts of information at high transmission speeds and to optimize the bandwidth used. Frame relay also provides transparency to any application, low delay times and mesh connectivity. The service is available to establish domestic and international circuits under a bilateral or an End to End scheme jointly with AT&T. Through our AT&T frame relay anywhere, users can access their corporate data network from remote sites through a telephone connection using the Alestra Frame Relay network. Our other frame relay based technology services are AT&T End to End Frame Relay Service Interworking (SIW) and AT&T End to End Internet Protocol enabled FR. Each of these services allows our customers to consider AT&T the single point of contact for ordering, provisioning, billing and fault management.

•	AT&T End to End ATM (Asynchronous Transfer Mode). ATM is a high performance technology that allows the transmission of various types of applications, such as voice, data, video and multimedia, using the same means of transmission. Alestra offers different Classes of Service (CoS) for those applications, allowing the customer to utilize a common network platform to satisfy all his telecommunication needs, and to assign a different priority to each type of traffic. This service is also available under an End to End commercial scheme that provides a single point of contact for ordering, provisioning, billing and fault management.

•	Global switched digital service. This service enables customers to originate and receive switched data calls. It also offers a wide array of business applications, such as linking a business network with other networks for video, voice and data transmissions, remote WAN/LAN computer networks, back-up lines during peak hours, digital fax and high fidelity audio for radio broadcasting.

•	AT&T Virtual private network services. This service provides reliable and secure IP connectivity in a public “carrier class” network with the same performance and security options found in the more expensive customer-owned private networks. This service allows customers to access their network via AT&T Dedicated VPN, AT&T VPN Remote Access, AT&T VPN in IDC (Internet Data Center) or AT&T IPSEC.

Pricing and promotions

Our pricing for voice and data services offered to business and residential segments varies depending on customer needs. Our business pricing strategy is based on voice, data and internet bundled offers, mainly represented by the AT&T Enlace Total family. The main commercial programs for voice are AT&T Plus, AT&T Corplan, AT&T Clase Total, AT&T Integra and AT&T Enlace Total. The commercial programs are tailored to offer value added business solutions through telecommunications integrated services according to the customers’ needs. For the residential segment, the five basic plans are AT&T Contigo, AT&T Fácil, AT&T Consentidos, AT&T Destinos, and AT&T Con Tu Negocio. All of our plans are tailored to the customers’ calling patterns, and are designed to capture and retain long distance customers. We believe that our prices are competitive with, and our promotions similar to those of our major competitors, Telmex and Avantel. We generally price our long distance services slightly below Telmex’s prices and they are highly competitive with Avantel’s prices.

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

Business Customers. Alestra has national market coverage through its presence in different cities: 198 for long distance service, 50 for VPN, 26 for Data/Internet and 13 for Local Service. Alestra has nearly 400 sales, marketing and e-business professionals dedicated to identifying, attracting and retaining business customers. Alestra also has a value added reseller (VAR) program that incorporates more than 200 agents with more than 950 account executives, extending Alestra’s presence to 80 cities. In addition to basic services, Alestra offers to business customers a variety of advanced voice and data services to increase revenues per customer and reduce customer churn. Alestra also delivers customized bundled offers, including the key services and value-added features such as fraud control and reports-on-demand. Alestra targets mainly four groups of business customers:

•	Multinational Corporations and Maquiladoras. Alestra benefits from AT&T’s extensive relationships with multinational corporations, many of whom operate maquiladora facilities near the U.S.-Mexico border. Alestra’s account executives manage these important relationships with multinational corporations in conjunction with AT&T global and national account managers, both pre-and post-sale.

•	Large and Affiliate Mexican Corporations. Alestra characterizes large corporations as those accounts with a monthly consumption above Ps. 100,000. Affiliates include corporations such as Alfa, BBVA Bancomer and their subsidiaries and related entities, with whom Alestra or its shareholders are or have been affiliated. Alestra actively markets to these entities and has been successful in attracting these companies as customers.

•	Small and Medium-Sized Businesses. Small and medium-sized businesses include those that generate monthly billings of between Ps. 2,500 and Ps. 100,000. Small and medium-sized businesses represent the largest part of our business segment in terms of number of accounts and volume. Alestra believes that in most cases these companies are underserved by Telmex.

•	Wholesale Services. Alestra believes that its state-of-the-art broadband network infrastructure positions it to be a leading provider of wholesale services to other telecommunications, cable TV and data communications carriers. While such services are typically provided at a low rate per minute, the incremental cost is minimal. This allows Alestra to earn revenues from the excess capacity on its fixed-cost network infrastructure. Examples of wholesale customers include other competitive long distance carriers, wireless carriers and internet service providers.

Alestra also targets some other important segments, such as government, call centers and hotel chains, providing to each of these segments distinctive bundle offers which we develop to meet the customer’s specific telecommunications service needs.

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

Advertising and Public Relations. Alestra believes that effective advertising stimulates demand for its services. Alestra believes that the high level of brand name recognition of AT&T in Mexico as of January 2004, as determined by market research commissioned by Alestra, demonstrates in part the success of this promotional campaign. Alestra advertises using television, radio, newspapers and specialized business periodicals. In the past, Alestra has hired well-known Mexican celebrities as spokespersons, including members of the national soccer and Olympic teams and actors. In addition, Alestra also sponsored sports events and teams, educational programs and cultural activities. Currently a substantial part of our advertising materials are produced in conjunction with AT&T, using AT&T corporate TV advertising, allowing for both a more integrated image and substantial cost reduction. On the other hand, Alestra also believes that credibility –as an ignition element for any communication, before demand stimulation– ensures the consistency and believability of the brand’s reputation and its services in the Mexican market. In this sense, Alestra’s public relations efforts are directed to create an informed opinion among third parties (journalists, leaders of public opinion, government officials, business partners, the financial community, consumers, etc.) in order to multiply messages regarding the promotion of advanced telecommunications solutions and consultancy aimed at sales activities.

Sales and distribution

Direct sales for business customers. We maintain 19 independent sales offices throughout Mexico, including the key cities of Mexico City, Monterrey and Guadalajara. Our sales force is highly qualified and knowledgeable about our services. When marketing our services, the sales force places special emphasis on the quality of our network and our customer service capabilities. Our direct sales force is compensated with salaries, as well as commissions and bonuses. Our independent telemarketing representatives are compensated with negotiated fees.

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

Telemarketing. For the residential segment, we use a focused telemarketing effort. The telemarketing representatives call high-usage residential accounts based on information in our database and other sources. Our customer representatives emphasize the AT&T brand name, the quality of our customer service and our network, as well as any promotions that we are offering at that time. Currently, we rely on third parties for the majority of our telemarketing efforts and employ in-house telemarketing representatives and contract with third parties for the services of additional telemarketing representatives. These representatives make outgoing telemarketing calls, which are in addition to inbound customer inquiries handled by our customer care representatives. During 2003, we stopped our telemarketing efforts as a cost containment measure.

Customer service

We have been able to distinguish ourselves from our main competitors, Telmex and Avantel, by offering superior customer service. A survey is conducted on a periodical basis with Mexican customers in different market segments. The survey has consistently indicated that our services are perceived as having higher value than those of our competitors. The last survey was made in November 2003. By achieving a level of customer service superior to that of our competitors, we believe that we will attract new customers and achieve lower rates of customer attrition. We have two main customer service centers, one for business customers and the other for residential customers, which are designed to provide service and support, as well as an operator service center to provide call processing assistance and two help desk (technical support) service centers, one for Internet and the other for e-Services. All centers operate 24 hours a day, 365 days a year.

At our customer service centers, customer service representatives receive approximately 150,000 calls per month, and handle product and general service inquiries, billing inquiries, fault reports and technical support (help desk). Around 46,000 additional calls per month are handled by an IVR system for residential customers only. We also have service representatives performing other activities related to customer care, such as ordering and loading new customers’ information into our database or back office activities, and changes in customer databases.

Our operator services center receives an average of 174,000 calls per month attended by operator service representatives. These calls consist of customers requiring person to person or “station to station” calls, including collect calls, as well as assistance with calling cards or other services. Our operator services center seeks high customer satisfaction by providing ongoing training to our operators and management staff and by keeping services on a level with world-class centers.

Customer activation, billing and collection policies

Activation. At the time a salesperson receives an order for service, the information provided by the prospective customer is checked against our internal customer database. Furthermore, we access a third-party database to which all carriers provide information and which is operated by NCS de México S.A. de C.V. to ascertain whether a prospective customer has amounts due over 30 days and over Ps. 150, or any amount 60 days overdue, to the customer’s existing long distance carrier. If the customer has a past due balance with another long distance carrier, activation must be denied. If the credit history is acceptable, a representative from NCS de México S.A. de C.V., a third-party verification entity, is connected into the call to verify the customer’s order. We believe that this system of third-party verification, which was implemented in February 1998, has significantly reduced slamming practices in Mexico and reduced churn caused by payment failure.

Billing. Currently, we use an integrated/convergent billing system (multi-service/product) that includes network and customer support capabilities. Customers are billed monthly, and we have split our customer billing into 14 billing cycles.

Also, we have installed a state-of-the-art customer care and billing system, which includes, among other features, enhanced call center support for activities such as e-commerce, rapid development and deployment of any new service that we may add in the future, automated customer request tracking, bundling and integration of multiple data and voice services. We use a fraud management system that allows our fraud center to detect and prevent unauthorized use of our network through the use of programs that monitor and identify unusual activity. In addition, the fraud center uses an application developed to detect and analyze fraudulent cases using different profile solutions and statistical, financial, payment history, billing, traffic, and customer information.

Collection. Bills for residential customers may be paid in cash at one of 6,824 bank branches, or one of more than 4,000 supermarkets, convenience stores, and public telegraph offices. We give customers the option to charge the invoice balance to credit card or checking accounts. Bills for business customers may be paid in cash at banks or with electronic funds transfer.

Our collection efforts include recorded phone messages, past due mailed notices, telegrams to un-contacted accounts, personal calls to the customer and door to door collection, depending on the balance of the past due amount and the amount of time that the amount is overdue. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 90 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance lower than Ps. 500, the account is also assigned to a collection agency 150 days following the due date. If the efforts of collection agencies are unsuccessful and if the balance is large enough to make legal process worthwhile, we commence legal proceedings.

Sales and revenue by category of activity and geographical markets

See Item 5. “Operating and Financial Review and Prospects-Operating results”.

Competition

To date, the SCT has granted concessions to approximately 30 long distance telecommunications companies in addition to Telmex and Teléfonos del Noroeste S.A. de C.V. or Telnor. Currently, approximately fifteen long distance concessionaires are offering commercial long distance service in Mexico.

The current level of competition is likely to increase throughout the telecommunications market over the next few years as the Mexican telecommunications market continues to be liberalized and as new technologies are applied to the telecommunications industry. As a result of competition, prices for long distance calls have declined in real terms by approximately 70% from December 1996 to December 2003.

As a result of competition in the consumer market, customer attrition to other telecommunications service providers, or churn, has resulted in the loss of future revenues from customers whose service is disconnected. Because of churn, we are often unable to recoup the costs we incurred in acquiring the customer, typically switching costs, commissions and costs incurred in connection with independent third-party verification. The establishment of a third party verification service, as well our new focus on high-usage customers has contributed to a decrease in our churn rate from 18.8% on average per month in the beginning of 1998, to approximately 6.1% from 1999 to 2003. As a result of churn, we have experienced a net loss of lines from the number of lines we originally obtained during pre-subscription. Among our business customers, the churn rate is less than 2.5%.

Recently, the SCT issued a proposed regulation that would allow cable companies to provide bidirectional data transmission services. If the proposed regulation becomes effective, the cable companies (more than 600 companies in Mexico) could provide broadband internet access to compete with us. Also, it is not unlikely that in the future cable companies, as well as the terrestrial microwave television companies, will be allowed to compete in the local and long distance telephone market; such action would represent a serious threat to our business and have an adverse effect on our market share and revenues.

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

At the same time as it began the privatization of Telmex in 1990, the Mexican government amended Telmex’s concession for the provision of public, local and domestic and international long distance service throughout Mexico. Telmex was also granted an exclusivity period of six years in order to make the transition to competition in the long distance market. In August of 1996, the exclusivity period expired and the Mexican long distance telecommunications industry was officially opened to competition, although Telmex was not required to interconnect new carriers’ networks to its own networks until January 1, 1997.

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

In the data and internet services market, Telmex has focused on services with higher market value such as internet dial-up and broadband services recently. Telmex’s initial strategy was based on the acquisition of the Prodigy brand and its operation rights in Latin America under which Telmex launched its internet dial-up service at the end of 1999. At the end of 2003, Telmex reported approximately 1.2 million Prodigy dial-up accounts. The Prodigy line of business was bolstered by its alliance with Microsoft and the launching of T1MSN in 2000. This alliance and launching allowed Telmex to compete with established portals like Terra and Esmas.com.

In the core data services market, Telmex has prevented competition in the business sector by exercising its monopolistic powers over the direct access local loop market and by protecting the long distance private lines and frame relay while developing new services such as its virtual private network. In the frame relay market, Telmex has promoted frame relay technology, which has a major customer base in Mexico.

Telmex’s new strategy is to launch DSL Broadband service nationwide, which it started in Mexico City, Monterrey and Guadalajara. By the end of 2003, Telmex reported approximately 179,000 broadband accounts This service represents direct competition for dedicated internet in some market segments.

Avantel

Avantel started operations in 1996 through a joint venture between MCI International Telecommunications Corp. (45%) and Promotora Banamex de Sistemas de Teleinformática y

Telecomunicaciones S.A. de C.V. (55%). In 1999, Worldcom acquired MCI and joined the Avantel joint venture . In 2001, Citigroup acquired Promotora Banamex de Sistemas de Teleinformática y Telecomunicaciones S.A. de C.V. and all of its subsidiaries, and is reported to have subsequently divested almost all of its interest in Avantel.

Avantel’s long distance backbone reaches 59 cities, and it has approximately 5,000 miles of fiber optic lines installed. Avantel uses Nortel and Cisco technologies.

In the long distance market, Avantel has implemented a low price strategy in order to capture market share. Avantel’s portfolio of services are domestic long distance, international long distance, 800 services, and local service. Avantel began providing local service in January 2001 in Mexico City, Monterrey and Guadalajara. Avantel has a nationwide concession for local service and at present has coverage in 11 cities.

Avantel’s data and internet services portfolio are frame relay, long distance private lines, local private lines, dedicated internet, internet dial-up, virtual private network and web-hosting services. Recently, Avantel has begun deploying some Wi-Fi hotspots in order to capture some of the market. Its initial efforts have been carried out in the Mexico City airport, but it is expected to expand its services in the near future.

Avantel is a direct competitor of Alestra.

Telefónica

Telefónica, following its expansion strategy in Latin America, has acquired several telecommunications service providers in Mexico. In 1999 Telefónica acquired Infosel, a part of Terra Lycos, and adopted the Terra brand name for its internet and information services. Terra has 128,000 Internet dial-up accounts and expanded its services launching prepaid dial-up cards. Terra implemented e-commerce initiatives and services such as shared hosting and unified messaging, and entered the internet advertising business through the Terra portal.

At the beginning of 2000, Telefónica acquired Optel. Optel specializes in X.25, frame relay and dedicated internet. This acquisition has allowed Telefónica to enter into the business data market and introduce its brand name “Telefónica Data”.

Telefónica data developed new features for its data service and enhanced its network with dark fiber contracts with Marcatel to increase the coverage of service.

In the third quarter of 2003, Telefónica Móviles México, a subsidiary of Telefónica, focused strongly on driving GSM services and increasing its commercial activity by expanding its distribution channel to more than 3,600 points of sale. By the end of the third quarter, Telefónica Móviles México offered GSM service in 17 cities; a total of 56 cities were already covered and Telefónica Móviles Mexico had 2.7 million active customers.

Telefónica is a direct competitor of Alestra in the data and internet services market.

See Item 5. “Operating and Financial Review and Prospects-Customer attrition and trade accounts receivable”.

Regulatory framework and bodies

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

The SCT and the Mexican Congress attempted during 2003 to reach consensus with the industry in order to pass a new communications bill, but they were unsuccessful. It is possible that a new federal telecommunications bill will be submitted to a vote in the Mexican Congress later this year, depending on the political environment.

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

During the last quarter of 2003, the SCT published a draft of both SCT and Cofetel operative rules in order to amend their structure, responsibilities and faculties. We cannot be sure how those new rules could affect our business. At this time, the new rules are being reviewed by the Presidency.

Under the Federal Telecommunications Law, registration before Cofetel is the sole requirement to provide value-added services.

Cofetel is primarily responsible for:

•	issuing secondary regulations applicable to the telecommunications industry, including determining the specific obligations due to the “dominant” carrier;

•	recommending the granting, amendment, extension, assignment and revocation of concessions and permits;

•	supervising telecommunications service providers;

•	resolving any differences amongst concessionaires in interconnection negotiations;

•	conducting public biddings of spectrum;

•	administering the numbering resources and national numbering migrations;

•	defining the different local service areas and mobile regions; and

•	administering the Telecommunication Registry, where the rates for telecommunication services offered by the concessionaires are filed, among other responsibilities.

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

The SCT issued the initial rules for the interconnection of other carriers with Telmex’s network in July 1994, specifying that, beginning on January 1, 1997 and before 2001, Telmex was obligated to provide interconnection points for 200 cities in accordance with a rollout schedule. The rules also stated that Telmex was obligated to interconnect all the cities of the country which have at least one switch with routing capability in the year 2001. Currently, Telmex has provided interconnection points in 198 local service areas. However, no additional areas have been added, and Telmex has argued that there is no switch with routing capability left for the remaining 200 local service areas.

In June 1996, the SCT released rules with respect to the provision of domestic long distance service, together with basic technical plans for numbering and for signaling, that address a number of technical issues including several relating to the commencement of competition in long distance services. The long distance rules establish the general framework for competitive long distance services, including rules regarding customer selection of carriers, billing and collection. They also provide for certain consultation and information-sharing mechanisms among service providers and with the SCT.

In October 1997, Cofetel released rules regarding the provisioning of local service. Such rules, among other issues, focus principally on establishing the mechanisms for interconnection, the interoperability of networks and the continuance of service, with non-discriminatory and registered tariffs. Additionally, the rules include access to the special codes, emergency numbers and database directory services. The rules for local service also define the program for the “calling party pays” service, some obligations for the dominant carrier in terms of information, tariffs and quality of service, and guidelines for the consolidation of local service areas.

Alestra’s concessions

Telecommunications public network concession. We obtained our telecommunications public network concession on December 6, 1995. Through this concession, we are able to provide long distance telephone service, and by a later amendment, since May 30, 2000, local services in Mexico City, Monterrey, Guadalajara and other cities. In accordance with the Federal Telecommunications Law, the term of our telecommunications public network concession is 30 years. The term of our concession may be extended for a period equivalent to the initial term for which it was originally granted. The telecommunications public network concession specifies, among other things:

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

The transfer of the telecommunications public network concession rights is subject to a three-year freeze, and such period is calculated from the date of issuance of the concession. After such period elapses, the SCT, with the prior favorable opinion of the Federal Competition Commission, may authorize the proposed transfer under certain conditions for the assignee.

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

Under the 10 GHz concessions, we were asked to provide point-to-multipoint signal coverage to those municipalities or delegations where 30% of the total population in such regions resides by the end of September 2000. On July 14, 2000, we petitioned the SCT to allow us to comply with such requirement a year after the original compliance period. On February 28, 2001, the SCT granted us an extension of the term until August 27, 2001 to comply with such requirement. By August 27, 2001, we had installed 10 GHz sites in regions 4, 6 and 9, which include the urban areas of Mexico City, Monterrey and Guadalajara. The authorities have been properly notified of our progress and compliance.

On July 19, 2002, Alestra filed a report before Cofetel regarding the implementation of a 10 GHz. point-to-multipoint radio base station in the city of Morelia. With this infrastructure and the one discussed above, Alestra has fulfilled its commitments to provide signal coverage for 30% of the population residing in the municipalities or delegations or regions 4, 6 and 9.

Concession maintenance requirements. Our telecommunications public network concession and our wireless concessions may be terminated pursuant to the Federal Telecommunications Law upon:

•	expiration of their terms;

•	our resignation;

•	their revocation;

•	governmental taking; or

•	our liquidation or Mexican bankruptcy/liquidation (quiebra).

A wireless concession may also be revoked for the following reasons:

•	on public interest grounds;

•	for national security reasons;

•	for the introduction of new technologies;

•	to solve interference problems; and

•	to fulfill international agreements and treaties subscribed to by the Mexican Federal Government.

In the event of our Mexican bankruptcy/liquidation our concession would be immediately terminated.

In addition, the Federal Telecommunications Law provides that our telecommunications public network concession and our wireless concessions may be revoked by the SCT prior to the end of their terms under certain circumstances, including:

(1)	unauthorized or unjustified interruption of services;

(2)	taking of any action that impairs the rights of other concessionaires or permit holders;

(3)	failure to comply with the obligations or conditions specified in the telecommunications public network concession or wireless concessions;

(4)	failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

(5)	loss of our Mexican nationality;

(6)	unauthorized assignment, transfer or encumbrance of the telecommunications public network concession or wireless concessions;

(7)	failure to pay the Mexican government the fee for the telecommunications public network concession or wireless concessions;

(8)	failure to comply with the terms established by the concessions for a period of 180 days after the concessions were issued.

The SCT may only revoke a concession under the circumstances referred to in clauses (1), (2), (3) and (7) above after it has imposed sanctions on at least three occasions on the concession holder, and the violation has recurred. In the events described under clauses (4), (5), (6) and (8) above, the revocation is immediate.

Moreover, our telecommunications public network concession requires us to meet specific geographic coverage targets and the wireless concessions require us to meet certain buildup targets. Under the terms of the telecommunications public network concession, by December 31, 2000, we were required to provide services in nine additional cities with our own infrastructure. Based on the conditions of the market, during 2000, we filed a petition to SCT asking for authorization to replace those cities. The SCT, acting upon the recommendation of Cofetel, is the only body with the authority to modify the geographical coverage requirements in the telecommunications public network concession. As of July 13, 2001, SCT granted our petition authorizing such modification without any sanction.

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

During the first half of 2001, we entered into local-to-local interconnection agreements with other local concessionaires, such as Axtel, Iusacell, Unefon, Telcel and Pegaso (Telefónica). Also, during this period, we completed the development of our 10.5 GHz point-to-multipoint microwave radio system network in the cities of Mexico City, Monterrey and Guadalajara, which will be our main driver to reach the residential market. We will continue to expand our commercial market by the introduction of our local service using fiber-optic and point-to-point access to current and new clients.

In addition to the May 30, 2000 resolution that allowed us to begin the deployment and offering of our local telecommunications services, on February 13, 2002 we filed a petition before Cofetel and the SCT in order to obtain an authorization to provide local service in any city in Mexico. As a result of this petition, on December 17, 2002, we received the authorization to offer a full range of local services throughout Mexico, through a nationwide concession on a regional basis. The modification was an extension of the coverage included in our original authorization to provide local service in Mexico. The modification of our concession includes an additional obligation for us to participate in the Mexican Government’s e-Mexico Program by providing free 50 Mbps internet access distributed in the “Centros Comunitarios Digitales” (Digital Community Centers) located in 12 different towns during the next four years.

Tariffs, anti-competitive practices and interconnection

Tariffs. Under the Federal Telecommunications Law, tariffs for telecommunications services are generally determined freely by the providers of such services and are subject to the requirements set forth in the concessions. Tariffs must be registered before Cofetel prior to being implemented. However, Telmex is an exception to this rule because it is required to obtain approval before it sets rates. Under its concession, beginning in 1999, and every 4 years thereafter, Telmex’s price cap regulation is subject to review. Such review allows Telmex to increase prices based on a basket of services including local, domestic and international long distance services, subject to a cap based on the inflation rate and adjusted by a productivity factor (4.5% from 1999 through 2002). Within the basket, Telmex is allowed to move the tariffs up as long as the price of the basket remains under the cap and to move tariffs down, provided they remain above the long run incremental cost of each service. Cofetel reviewed the Telmex price cap recently and has determined a productivity factor of 3% from 2003 to 2006.

Telmex’s tariffs for domestic long distance declined in real terms more than 70% from December 1996 to December 2003, either because Telmex did not increase its prices to account for inflation or, in some cases, through price decreases due to competitive forces. We believe that the Mexican telecommunications market will continue to experience tariff pressure.

Anti-competitive practices. Telecommunications service providers are prohibited by law from adopting discriminatory practices generally, including in the application of tariffs. All tariffs must be based on the following factors:

•	quality;

•	competitiveness;

•	security; and

•	the length of time the carrier will commit to providing the service.

Those companies determined by the Federal Competition Commission to have substantial market power pursuant to the provisions of the Ley Federal de Competencia Económica (Federal Law of Economic Competition), Mexico’s antitrust statute, can be regulated so as to prevent anti-competitive practices.

Since Telmex has been declared a “dominant carrier”, that is a carrier holding substantial power in five specific telecommunications markets, Alestra has filed a motion with Cofetel to reapply Telmex’s obligations with regard to rates, quality of service and information, in accordance with the Federal Telecommunications Law. If we are successful and the Federal Competition Commission reapplies Telmex’s obligations, Telmex will be obligated to refrain from anticompetitive practices by, among other things, improving the quality of our interconnections with their network, submitting to the supervision by Cofetel of the rates that they charge, performing separate accounting for the separate divisions of Telmex, and releasing information regarding their network.

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

Our local-to-local interconnection agreement with Telmex sets forth the terms and conditions under which we are allowed to interconnect our local network with Telmex’s local network. The interconnection agreement had an initial term that expired on September 15, 2002. The interconnection agreement provides, however, that the terms and conditions of the agreement will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively. We reached a new agreement with Telmex in January of 2003 which extended the rates charged by Telmex in 2002 through 2003. At this time, we are negotiating the applicable rates for this year.

Among other events, the interconnection agreements may be terminated if we suffer a substantial default under the interconnection agreement.

During 2001, we, as a local and long distance provider, entered into interconnection agreements with other local and long distance providers.

International settlement

The international settlement rates that leading U.S. carriers use to settle accounts with foreign telecommunications carriers have been subject to intense downward pressure due to competition and to regulatory factors, including initiatives by the United States and other regulators. Telmex negotiated with AT&T rates for 1998 of $0.37 per minute, $0.31 per minute for the first half of 1999 and $0.19 starting on July 1, 1999 until December 31, 2000 (an average of $0.25 in 1999). For 2001 through 2003 Telmex originally negotiated the applicable settlement rates with MCI International Inc. and IBD Worldcom Services, Inc. ($0.155 for 2001, $0.135 for 2002 and $0.10 for 2003). We challenged those rates. In 2002, Telmex, MCI International Inc., IBD Worldcom Services, Inc. and AT&T reached an agreement for the settlement rates applicable to 2002 and 2003. Alestra has agreed with AT&T to apply the same rates. The agreed rates are: (i) from January 1 to February 28, 2002, $0.135, (ii) from March 1, 2002 to December 31, 2003, a differentiated settlement rate scheme applies depending of the city of termination in Mexico, and the rates are $0.055, $0.085 and $0.1175. For traffic terminated in the U.S., a settlement rate of $0.055 is applied. On August 8, 2002, Cofetel approved the new agreement for international rates. Currently, Telmex is negotiating the applicable rates for 2004. The United States Trade Representative (USTR) continues to press for the elimination of the 1996 international long distance rules and has initiated a case before the World Trade Organization (WTO). A final report was issued on March 12, 2004, and a public version of the report is expected to be released in April 2004

Interconnection agreements between a Mexican long distance concessionaire and foreign carriers require the approval of Cofetel before becoming effective. Pursuant to the international long distance rules issued by Cofetel in December 1996, the concessionaires that route traffic into and out of Mexico must apply uniform settlement rates and “proportionate return systems”. “Proportionate return system” is a methodology for allocation of incoming international long distance calls from other countries among the various Mexican carriers, which is determined by the proportion of the total calls each carrier generated.

We are entitled to receive net settlement payments from AT&T, the carrier in the U.S. with whom we interconnect, pursuant to a duly registered interconnection agreement. This agreement, and agreements we have entered into with other carriers, including Teleglobe Canada Inc., Telefónica de España and British Telecom, are similar to others that each Mexican long distance carrier has with corresponding foreign carriers. These agreements govern the rates of payment by Mexican carriers to the foreign carriers for the exchange of international traffic in connecting international calls billed in Mexico, and by the foreign carriers to Mexican carriers for the exchange of international traffic in connecting international calls billed abroad. Mexican regulation provides that these rates must be uniform among the Mexican carriers, and must be negotiated by the carrier that has the highest market share in each international route.

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

The international long distance rules establish that the proportionate return system regime can be revised. Cofetel may allow international inbound traffic volumes to be settled outside of the proportionate return system under some specific conditions. This would require a change in the international long distance rules.

Pursuant to Cofetel regulations, the only legal way to transport public international switched long distance minutes into Mexico is via the international settlement rate system described in the previous paragraph. Because international settlement rates to terminate traffic in Mexico are generally higher than rates for terminating domestic Mexican long distance traffic, a portion of the long distance market between Mexico and the U.S. is served by entities that bypass the international settlement rate system, a practice deemed illegal by Cofetel. These entities terminate those calls as domestic calls, thus avoiding the payment of settlement charges. On December 29, 2000, as part of a settlement agreement, we, Telmex, Telnor and Avantel signed an agreement to seek to eliminate traffic that bypasses the international settlement rate system. This part of the settlement agreement became effective on January 1, 2001 and since that day we have been working to eliminate the so called bypass traffic.

Off-net charges

We pay Telmex a per-minute charge to terminate calls on its network in cities outside of the 198 cities from which we currently originate traffic. These traffic minutes represented about 14% of our revenues and total minutes of traffic for 2003.

Our contract with Telmex for off-net services, “Plan Lada Operadores”, expired on December 30, 1999. However, we and Telmex continue to operate this traffic under the terms and conditions of the settlement agreement. For the period from January 1, 2000, to September 30, 2000, our off-net charges were Ps. 1.00 per minute.

For the period from October 1, 2000, to December 31, 2001, the off-net charges were the lower of 75% of Telmex’s lowest rate made available by Telmex in the market for domestic long distance service to its final users or 75% of the lowest rate applied by Telmex to the termination market for the international long distance switched public traffic service in Mexican national territory. On December, 2001, during the negotiations to establish the terms and conditions for the interconnection rate and other issues for the year 2002, we agreed with Telmex to continue off-net charges at the lower of 75% of Telmex’s lowest rate available in the market for domestic long distance service to its final users or 75% of the lowest rate applied by Telmex to the termination market for the international long distance switched public traffic service in Mexican national territory. We agreed with Telmex to apply these rates in 2003 and we are negotiating the rates for 2004.

Third party verification

During 1997, the Mexican long distance telecommunications market experienced rates of churn significantly in excess of those experienced in the United States and similar markets. In response to complaints by the Mexican long distance carriers that a significant portion of this churn rate was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge, Cofetel provided for a third-party verification system, similar to that used in the United States and other countries. Since February 6, 1998, every carrier began to submit to the third-party independent verification company NCS de México, S.A. de C.V. the name and number of each customer such carrier acquired. NCS then independently called each customer to verify that the customer had voluntarily chosen the carrier who submitted such customer’s name. Since February 1999, a representative of NCS has been patched into the call while a customer is signing up for new service. As a result of this and other measures, the churn rate has dropped substantially from an average of 18.8% per month in the beginning of 1998, to an average of 7.1% per month in 2002 and 2.5% for 2003; and we believe it will continue to decrease.

Value-added taxation of telephone services

Billings for telephone services are subject to value-added tax of 15.0% throughout Mexico, except that billings for telephone services in cities that border the United States or cities located within certain states or municipalities are subject to value-added tax of 10.0%. Alestra includes this charge on all Mexican bills and is obligated to remit this amount monthly to the relevant taxing authority.

C. Organizational structure

We are owned 49% by AT&T and 51% by Onexa. Onexa is owned by Alfa and BBVA Bancomer. AT&T holds its equity in Alestra through its subsidiary AT&T Telecom Mexico.

Alfa is one of Mexico’s largest conglomerates. It comprises five groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, steel manufacturing, processed food, auto parts and telecommunications. As of December 31, 2003, Alfa’s total assets amounted to Ps. 80.6 billion, with annual sales of Ps. 46.8 billion and operating income of Ps. 4.7 billion.

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

Grupo Financiero BBVA Bancomer (BBVA Bancomer or “the Group”) is the leading private financial institution in Mexico with 29,476 employees and is the largest in Latin America in terms of deposits and customer base, with total assets of 499,719 million pesos as of December 31, 2003. The Group’s main subsidiary is Bancomer, a leading banking institution with 1,653 branches operating under a universal banking concept, offering products and services to more than 9 million clients through a business model of distribution networks segmented by groups of customers. Additionally, the Group has diversified income sources with non-banking subsidiaries involved in mutual funds, annuities, pension funds, insurance, brokerage, money remittances and asset management. In June 2002, BBVA Bancomer became an affiliate holding company of Banco Bilbao Vizcaya Argentaria (BBVA), a leading financial group in Spain, which has almost 86,000 employees catering to 35 million clients in 37 countries, mainly in Europe and Latin America, through a network of approximately 7,000 offices.

On November 14, 2000, we restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Telecom Mexico holds 49% of the N stock and Onexa holds the other 51%. Onexa continues to hold 100% of the Series A shares and AT&T Telecom Mexico continues to hold 100% of the B shares. As of December 31, 2003, AT&T Mexico holds 578,859,772 shares of our common and N stock and Onexa holds 602,486,701 shares of our common and N stock.

Our Senior Notes are not guaranteed, secured or otherwise supported by Alestra’s equity holders.

Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

We have entered into a joint venture agreement with our equity holders, AT&T, Alfa, Onexa and Bancomer, and have adopted bylaws, each of which governs the relationship between the equity holders and us.

Our approximately 1,900 employees are employed through our sole subsidiary Servicios Alestra S.A. de C.V. (Servicios Alestra), which is organized under the laws of Mexico. We hold 99.99% of the capital stock of Servicios Alestra. Our employees are paid by that entity with funds provided by us on a monthly basis under a management and services agreement.

D. Property, plants and equipment

Our network

Network components. We have invested more than Ps. 6,661.1 million in our technologically advanced fiber-optic network. Construction of the original design for our long distance network was completed in 1997. The network reliability in 2003 was 100% for our backbone, 100% for last-mile solutions based on fiber optic equipment and 99.9991% for last-mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state-of-the-art technology. The network was constructed and is operated in accordance with the reliability, redundancy and restoration standards of AT&T’s U.S. network. The key components of the network include:

•	over 5,830 route kilometers of long-distance and intra-city network, mostly with Lucent True Wave fiber-optic underground inter-city facilities;

•	approximately 820 route kilometers of metropolitan area fiber-optic facilities;

•	seven Lucent “5ESS” digital switches (one of which is used for testing purposes);

•	six switches to provide local services; and

•	twelve Cisco Systems ATM/frame relay switches; six “carrier-class” Cisco Gigabit Switch routers, twelve “carrier-class” Cisco Systems routers used for data services and internet connection; three routers for VPN services; and over 11,000 modems for Dial-Up services.

We have over 3,000 agreements in place with highways, railroads and utilities companies that provide us with rights-of-way throughout Mexico. We believe these rights-of-way provide barriers to entry for potential new competitors in the long distance market.

Our network is expandable and flexible. The conduit comprising the long distance network contains a fiber-optic cable with 24 fiber-optic strands. In the metropolitan rings, there are three conduits (four in the case of Mexico City), at least one of which contains fiber-optic cable with 36 fiber-optic strands. The new metropolitan infrastructure recently installed in Mexico City and 3 industrial parks in Ciudad Juarez has a fiber-optic cable with 144 fiber-optic strands. These conduits are generally buried more than one meter below ground. Most of the metropolitan rings built by Alestra also have at least one empty conduit, allowing for additional capacity to be deployed in the future at a substantially lower cost

Fiber-optics. Our inter-and intra-city fiber-optic network is 5,830 kilometers in length and consists of three fiber-optic inter-city rings with the transmission capabilities of dense wave division multiplexing and Synchronous Digital Hierarchy architecture, known as “SDH”. The network is located in the following areas:

•	a northern ring that extends from the United States border crossings at Reynosa and Nuevo Laredo through Monterrey;

•	a central ring through Guadalajara;

•	a southern ring through Mexico City;

•	two interstate segments in the eastern coast of Mexico that run from the central region to the northern part of the country; and

•	four border crossings located over the U.S.-Mexico border (Tijuana, Ciudad Juarez, Nuevo Laredo, Reynosa), and another through the use of capacity in submarine cable systems from Cancun.

Pursuant to our long distance concession, we are permitted to send domestic traffic through AT&T’s U.S. network to facilitate connectivity among our inter-city fiber-optic rings and two border crossings at Tijuana and Ciudad Juarez. Alestra is the only carrier with dual-ring SDH infrastructure in the border with the United States, through San Antonio, Texas to Nuevo Laredo and Reynosa, Tamaulipas in México; this is a feature that provides diversity and reliability to our customers.

Our network incorporates Lucent True Wave “non-zero dispersion shifted” fiber-optic cable, which supports SDH and dense wave division multiplexing technology. SDH is the industry standard in transmission technology, which supports 2.5 gigabit per second transmissions over a single fiber-optic strand. SDH enables the deployment of bi-directional ring architecture, a system that allows for nearly instantaneous rerouting of traffic in the event of an equipment failure or a fiber-optic cut. We were the first Latin American carrier to use dense wave division multiplexing technology, which enables greatly expanded transmission capacity over the same physical infrastructure through the installation of additional electronics. All of our long distance fiber-optic facilities use dense wave division multiplexing technology with an effective transmission rate of 40 gigabits per second per pair of fiber-optic strands. We are currently utilizing one pair of fiber-optic strands with a 2.5 gigabit per second capacity and a second pair of fiber-optic strands using dense wave division multiplexing technology with a capacity of 40 gigabits per second, of which we currently utilize three wavelengths with a capacity of 5 gigabits per second.

Electronics and switching. We have deployed five Lucent 5ESS digital switches to provide long distance services. The switches are located in Monterrey, Guadalajara, Mexico City, Ciudad Juarez and Tijuana. These switches perform as international and domestic gateways. We have also deployed one 5ESS and two VCDX switches, a compact version of the 5ESS, to provide local services in Mexico City, Monterrey and Guadalajara. In addition, we have deployed one switch for testing purposes in Monterrey. The Lucent 5ESS switch is an industry-leading universal digital exchange system capable of supporting both voice and data switched services. The 5ESS supports a full range of U.S. and international transport and signaling standards, including interfaces to both the U.S. standard DS-1 (24 channel) and the European standard E-1 (30 channel) trunking. The 5ESS digital switch can deploy several types and combinations of telecommunications services on a single exchange platform including analog, mixed analog/digital or digital lines and can function as a local, toll and gateway exchange.

We have large points of presence, or POPs, in 30 cities within our long distance network, in addition to metropolitan, junction and regenerator sites. A “point of presence” is a location where we have installed transmission equipment that serves as a switching center or relay for the larger network. Our points of presence contain telecommunications equipment (switching and/or transport) and serve as interconnection points among our and others’ networks (including Telmex). Each switch and point of presence is housed in a concrete structure that is equipped with advanced power supply, air conditioning, and security and fire protection systems.

Our signaling network is connected to AT&T through international SS7 signaling interfaces. These signaling interfaces allow us to interface with other providers as well as providing advanced services.

To support the growing demand for data services, we have deployed an ATM/frame relay, VPN and an internet protocol network on our fiber-optic network. We have deployed twelve frame relay switches in Mexico City, Monterrey, Guadalajara, Puebla, Tijuana and Ciudad Juarez, which interconnect with AT&T’s global frame relay network. Our internet protocol network is supported by six carrier class gigabit routers and twelve carrier class routers deployed in key points of presence and switch sites. Our internet protocol network interconnects with the global internet via AT&T’s WorldNet internet services. Also our VPN infrastructure covering the cities of Mexico, Monterrey, Guadalajara, Tijuana, Ciudad Juarez, Chihuahua, Culiacan, Cancun, Tampico, Mexicali, Hermosillo, Nogales, Ciudad Obregon, Los Mochis, La Paz, Acapulco, Ciudad del Carmen, Coatzacoalcos, Irapuato, Merida, Oaxaca, Tuxtla and Villahermosa provides access in these cities to Alestra’s VPN backbone with 23 Cisco routers.

Direct access. Our direct access facilities allow our customers to access our network directly and to avoid interconnection with local exchange carriers such as Telmex’s network. We have deployed metropolitan fiber-optic rings consisting of approximately 820 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juarez, Tijuana, San Luis Potosi, Queretaro, Leon and other cities in Mexico, each of which has been deployed using an SDH ring or asynchronous transfer mode “ATM” architecture. To date, we have 48 metropolitan points of presence in our metropolitan rings acting as hubs to connect commercial customers and some corporate buildings to our network, and 11 more are to be deployed in 2004. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

Wireless facilities. We hold two national point-to-point concessions to provide wireless connectivity to business customers (one in the 15 GHz band and one in the 23 GHz band). We also hold three point-to-multipoint concessions in the 10 GHz band covering Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos to provide direct access to our small business customers. We lease wireless frequency capacity from Conectividad Inalambrica 7GHz, S. de R.L., a joint venture between our equity holders and a subsidiary of Avantel, which acquired rights to use a concession in the 7 GHz band with national coverage to provide wireless connectivity to business customers and to expand the network infrastructure. To provide less capital-intensive direct access facilities and network interconnection in selected smaller cities (and for redundancy purposes), we have deployed 44 radio towers in our network. On these towers, we have selectively deployed point-to-point and point-to-multipoint digital microwave transmission equipment. Our suppliers of digital microwave equipment include Alcatel, NEC, Marconi and Harris Corporation Telecommunication Systems and Services. A continuous process of evaluation is performed among current and potential technology suppliers.

Leased facilities. To cost-effectively originate and terminate traffic in cities where we do not have a point of presence, we lease facilities from Telmex. In this way, we are able to address a large number of additional end-users efficiently. Capacity leased in this manner is paid as an installation fee on a monthly fixed-cost basis.

Other properties

Our other principal properties consist of management and customer service offices located in Monterrey, Guadalajara and Mexico City, and sales offices and network infrastructure sites such as points of presence and regenerators that are located throughout Mexico. We own, or possess pursuant to leases, land totaling approximately 69,000 square meters on which management offices, sales offices, customer service centers and points of presence are located. Our principal administrative offices are located in Monterrey and Mexico City and our principal operations center is located in Monterrey.

Item 5.	Operating and Financial Review and Prospects.

A. Operating results

See Item 4. “Information on the Company” and Item 8. “Financial Information” included in this annual report together with the following discussion and analysis of our financial condition and results of operations.

Basis of presentation

We prepare our financial statements in conformity with Mexican GAAP, which differs in certain important respects from U.S. GAAP. See Note 19 to the audited financial statements for a reconciliation to U.S. GAAP of net loss reported under Mexican GAAP for the years ended December 31, 2001, 2002 and 2003 and of total stockholders’ equity as of December 31, 2002 and 2003.

Mexican GAAP requires that financial statements recognize effects of inflation. Accordingly, except where otherwise indicated, the consolidated financial data for all periods have been presented in constant Pesos as of December 31, 2003. Although the restatement of nominal Peso amounts into constant Pesos lessens the distorting effect that an inflationary environment has on comparisons of financial statements over time, such restatement does not wholly eliminate these distortions, and evaluation of period-to-period trends may be difficult.

Beginning January 1, 1997, Mexican GAAP has required companies to restate machinery and equipment of a non-Mexican origin using an index which reflects the inflation rate in the respective country of origin and the exchange rate of the Peso against the currency of such country at the balance sheet date. This restatement resulted in reductions in the net book value of equipment of Ps. 1,615.8 million, Ps. 1,188.4 million, and Ps. 833.4 million as of December 31, 2001, 2002 and 2003, respectively with corresponding accumulated deficit to stockholders’ equity. On December 1, 2003 our equity holders resolved to (i) reclassify the balance of the restatement of capital stock as of December 31, 2002 in the amount of Ps. 4,032.2 million (Ps. 3,674.7 million nominal) into variable portion of the capital stock, and (ii) thereafter, reduce our variable portion of the capital stock for Ps. 9,339.8 million (Ps. 8,982.3 million nominal) and applied Ps. 1,188.4 million (Ps. 1,142.9 million nominal) against accumulated deficit from restatement and Ps. 8,151.4 million (Ps. 7,839.4 million nominal) against accumulated deficit. The above referenced capital transactions were distributed proportionally to the participation of each equity holder in our capital, i.e., 51% on Onexa and 49% on AT&T. These transactions did not represent a contribution or payment to the equity holders.

Overview

Our primary business consists of the operation of a public telecommunications network in Mexico offering domestic and international long distance voice, data, video, internet-related services, and local telephone service. In accordance with the terms of our long distance concession and the guidelines established by the SCT, on January 1, 1997, we began the gradual rollout and expansion of our long distance services to 60 cities. Our services became available in all 60 cities on June 27, 1997. Currently, we provide long distance origination services from 198 cities in Mexico. In 2001, we had an estimated 16% of the total international long distance market in terms of minutes carried; in 2002, we had an estimated 18% of the total international long distance market in terms of minutes carried and in 2003 we had an estimated 11% of the total international long distance market in terms of minutes carried. As of December 31, 2001, we had 760,639 lines in service. As of December 31, 2002, we had 683,374 lines in service. As of December 31, 2003, we had 548,611 lines in service.

The following table sets forth certain statistical data regarding our operations:

	2001		2002		2003
Lines in service at end of period:
Business	110,800		94,885		80,254
Residential	649,839		588,489		468,357
Minutes of use for the period (1):
Domestic long distance	2,350,923	70%	1,748,742	54%	1,670,601	47%
International long distance	1,020,527	30%	1,506,899	46%	1,892,583	53%

Total	3,371,450	100%	3,255,641	100%	3,563,184	100%

(1)	In thousands.

The following table sets forth information regarding our operating revenues:

	2001		2002		2003
Domestic long distance	Ps. 2,136.3	49.3%	Ps. 1,502.0	32.5%	Ps. 1,243.1	22.5%
International long distance	1,551.2	35.8%	2,159.5	46.8%	2,977.0	53.9%
Data and Internet services	612.2	14.1%	816.9	17.7%	1,084.7	19.6%
Local Service	33.6	0.8%	137.4	3.0%	219.2	4.0%

Total	Ps. 4,333.3	100.0%	Ps. 4,615.8	100.0%	Ps. 5,524.0	100.0%

Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operations are significantly impacted by economic conditions within Mexico.

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

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of December 31
Year ended December 31, 1996	27.7%	31.3%	5.1%	$17.5 billion
Year ended December 31, 1997	15.7%	19.8%	6.8%	$28.0 billion
Year ended December 31, 1998	18.6%	24.5%	4.9%	$30.1 billion
Year ended December 31, 1999	12.3%	21.5%	3.8%	$30.7 billion
Year ended December 31, 2000	9.0%	15.3%	6.9%	$35.6 billion
Year ended December 31, 2001	4.4%	11.3%	(0.3)%	$44.8 billion
Year ended December 31, 2002	5.7%	7.1%	0.9%	$50.7 billion
Year ended December 31, 2003	4.0%	6.2%	1.3%	$59.0 billion

Impact of foreign currency fluctuations

See Item 3. “Key Information —Selected Financial Data” for a discussion of exchange rates and the impact of fluctuations of exchange rates on our company.

Customer attrition and trade accounts receivable

We historically have experienced high rates of churn. Churn results in the loss of future revenue from customers whose service is disconnected and the inability to recoup costs incurred in acquiring the customer, typically switching costs, commissions and costs incurred in connection with independent third-party verification. Churn occurs for several reasons, including disconnection by a company for non-payment of bills and disconnection by the customer who chooses either to switch to a competing company or terminate service. In the beginning of 1998 our churn rate was an average of 19% per month. As a result of our change of focus toward high usage customers and the establishment of a third-party verification system, described below, we were able to lower our churn rate to approximately 6.1% per month from 1999 to 2003.

Management believes that a significant portion of the churn in 1997 and 1998 was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge. In February 1998, a third-party verification system was instituted to limit the practice of slamming. Subsequent to the implementation of the third-party verification system, the churn rate dropped to an average monthly rate of 6.2% from March 1998 to

December 2002. During 2002, average monthly churn averaged 7.1%. For 2003, our average monthly churn rate was 2.5%.

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

We still face collection risks relating to large business customers that face economic difficulties. In particular, we provide wholesale services to other carriers and wireless service providers. Although increased collection efforts have contributed to a reduction in our net receivables from Ps. 515.6 million in 2002 to Ps. 470.7 million in 2003, given the difficult economic conditions in Mexico and the liquidity issues faced by small telecommunications companies to which we provide wholesale services, we may experience payment defaults.

Asset taxes

Under current tax law, Mexican companies must pay the higher of an income tax or an asset tax. The asset tax is an amount equal to 1.8% of total assets. As a start-up we have benefited from a grace period from the asset tax, and as a result, we were exempted from the asset tax from our inception through 1999. Since 2000 we have not paid any asset taxes because we have an asset tax reduction stemming from accelerated depreciation booked in 1996 and 1997 which allowed us to offset the asset tax. This asset tax reduction expired at the end of 2002. In order to defer the 2003 asset tax payment, we applied the option established in Article 5-A of the Asset Tax Law. As a result we may commence paying asset tax in 2007. Our only subsidiary, Servicios Alestra S.A. de C.V., began paying asset tax in 2000. Total asset tax for the years ended December 31, 2001, 2002 and 2003 were Ps. 4.7 million, Ps. 4.6 million and Ps. 3.9 million, respectively.

Results of operations

Fiscal Year ended December 31, 2003 compared to Fiscal Year ended December 31, 2002

Revenues

Total revenues increased 19.7%, or Ps. 908.1 million, to Ps. 5,523.9 million in 2003 from Ps. 4,615.8 million in 2002.

Domestic Long Distance. Revenues from domestic long distance services for 2003 decreased 17.2% or Ps. 258.9 million, to Ps. 1,243.1 million from Ps. 1,502.0 million in 2002. Domestic long distance volume for 2003 decreased 4.5% compared to 2002 while the average revenue per minute decreased 13.4% to Ps. 0.74 in 2003 from Ps. 0.86 in 2002. Total lines in service decreased 19.7% from 683,374 at December 31, 2002 to 548,611 at December 31, 2003 as a result of our strategy to focus on our business customers and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues represented 22.5% during 2003 compared to 32.5% during 2002.

International Long Distance. Revenues from international long distance services for 2003 increased Ps. 817.6 million, to Ps. 2,977.0 million from Ps. 2,159.5 million in 2002. This increase in revenues was primarily due to a 25.6% increase in total international volume from 1,506.9 million minutes in 2002 to 1,892.6 million minutes in 2003, coupled with a 9.8% increase in the average revenue per minute from Ps. 1.43 in 2002 to Ps. 1.57 in 2003 as a result of higher share of traffic from services such as collect calls, calling card and other international services, which typically provide higher revenue per minute to us than we receive in settlement payments for direct-dialed calls. During 2003, international long distance revenues represented 53.9% of total revenues compared to 46.8% during 2002.

Data and Internet Services. Data and internet service revenues, which primarily consist of internet, frame relay, private lines and direct access, reached Ps. 1,084.7 million in 2003, a 32.8% increase over the Ps. 816.9 million recorded during 2002. The increase is mainly due to a continuous growth of the data and internet services market.

Local Services. Local service revenues reached Ps. 219.2 million in 2003, a 59.5% increase compared to the Ps. 137.4 million recorded during 2002. Local service revenues represented 4.0% and 3.0% of our total revenues during 2003 and 2002, respectively. We continue to increase our customer-base for this segment as the roll-out of this service continues.

Cost of Services (excluding depreciation)

Cost of services consists primarily of local access charges, special projects charges, resale expenses, which are paid on a per-minute basis primarily to Telmex, international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us, and fees for leased lines, which are typically paid on a per-circuit per month basis primarily to Telmex. Cost of services increased 35.1% to Ps. 2,861.1 million for 2003, compared to Ps. 2,118.4 million for 2002. This increase is primarily due to the 9.4% increase in total volume, measured in minutes of use, and particularly by the increase in the international long distance segment, which provided higher revenue but also higher cost.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for 2003 increased 6.6% or Ps. 165.4 million to Ps. 2,662.8 million from Ps. 2,497.4 million in 2002. The increase in gross profit is explained by the 19.7% increase in our total revenues during 2003 partially offset by the increase in cost of services. Our gross margin, defined as gross profit as a percentage of total revenues, decreased to 48.2% for 2003 compared to 54.1% in 2002. The decrease in gross margin is due to higher cost of services as a result of the increased participation of international services revenues in our total revenues which carry higher cost.

Domestic Long Distance. Gross profit for domestic long distance services decreased 16.1% or Ps. 148.2 million to Ps. 771.7 million in 2003 from Ps. 920.0 million in 2002. The decrease in gross profit was driven by the 17.2% reduction in domestic long distance revenues.

International Long Distance. Gross profit for international long distance services increased 5.3% or Ps. 45.5 million to Ps. 898.4 million in 2003 from Ps. 852.9 million in 2002. This increase in gross profit is driven by the increase in international volume.

Data and Internet. Gross profit for data and internet services increased 35.3% or Ps. 215.3 million to Ps. 825.7 million in 2003 from Ps. 610.4 million in 2002. The growth in gross profit of our data and internet business was primarily a result of revenue growth of 32.8%.

Local Service. Gross profit for local service increased 46.3% or Ps. 52.9 million to Ps. 166.9 million in 2003, from Ps. 114.1 million in 2002. The increase in gross profit of our local business was primarily the result of the increase in our local revenues.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 12.5% or Ps. 210.9 million, to Ps. 1,478.2 million in 2003 from Ps. 1,689.1 million in 2002. This decrease is mainly explained by the 41.9% or Ps. 81.9 million reduction in marketing expenses and a 9.3% or Ps. 76.2 million decrease in personnel related expenses as a result of the measures taken to address our liquidity problems and in accordance with the current difficult economic environment. As a percentage of total revenues, administration, selling and other operating expenses for 2003 were 26.8% compared to 36.6% registered during 2002.

Depreciation and amortization

Depreciation and amortization decreased 8.2% or Ps. 80.0 million to Ps. 889.5 million in 2003, from Ps. 969.4 million in 2002. This decrease is primarily due to the accelerated depreciation of our previous billing and customer care platform included in this expense until the first quarter of 2002.

Operating income (loss)

Due to the factors described above, operating income reached Ps. 295.2 million in 2003 compared to an operating loss of Ps. 161.1 million in 2002.

Comprehensive financial loss

Our comprehensive financial loss for 2003 was Ps. 985.6 million, compared to a comprehensive financial loss of Ps. 1,281.3 million for 2002. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2002	2003
	(in millions of constant pesos)
Interest expense	(857.4)	(662.5)
Interest income	17.1	6.8
Exchange loss, net	(797.7)	(593.7)
Gain from monetary position	356.7	265.8

Comprehensive financial result, net	(1,281.3)	(985.6)

Interest expense decreased Ps. 194.9 million to Ps. 662.5 million in 2003, from Ps. 857.4 million in 2002, due to the lower interest rate of the new notes as a result of our restructuring process. The interest rate for the new notes is 8%, compared to the 12.125% for the $270 million of existing notes previously due in 2006 and 12.625% for the $300 million of existing notes previously due in 2009. Interest on the new notes began accruing on June 30, 2003 and is payable semi-annually in arrears on June 30 and December 30 starting on December 30, 2003.

Exchange loss in 2003 was Ps. 593.7 million compared to Ps. 797.7 million recorded during 2002. We record a foreign exchange gain or loss with respect to U.S. dollar denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of indebtedness and accounts payable, exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. We have recorded a lower foreign exchange loss during 2003 due to the 9.0% depreciation of the Peso against the U.S. dollar compared to a 12.8% depreciation of the Peso against the U.S. dollar in 2002.

Gain from monetary position decreased from Ps. 356.7 million for 2002 to Ps. 265.8 million for 2003. This decrease is primarily due to a lower Mexican inflation rate of 4.0% for 2003 compared to 5.7% for 2002 coupled with a lower monetary liabilities base.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject separately to the payment of income tax and asset tax, which are computed by each legal entity. We did not pay asset taxes because we have an asset tax credit stemming from accelerated depreciation booked in 1996 and 1997, which allowed us to offset the asset tax. For 2002 and 2003 Servicios Alestra recorded asset tax of Ps. 4.6 million and Ps. 3.9 million, respectively. We have generated substantial tax losses of approximately Ps. 10,157.4 million; accordingly, no income tax provisions have been included in the income statements for 2003.

Special Item

In November 17, 2003 we concluded our debt restructuring process, in which we obtained 85.5% participation, representing $487 million of our $570 million senior notes. We issued $304.2 million in new notes and paid $110 million in cash, resulting in a debt write off of Ps817.0 million ($73 million). Additionally, holders that participated in the offers, agreed not to receive accrued and unpaid interest on their tendered notes and agreed that interest payments in the amount of Ps800.9 million ($71.4 million) that were scheduled to be made on November 15, 2002 and May 15, 2003, were never due and payable.

When we issued our senior notes in 1999, we incurred fees and expenses that were capitalized and were being amortized over the term of the senior notes. We wrote off, as a special item, an amount of Ps. 110.2 million capitalized debt issuance cost corresponding to the 85.5% of holders that exchanged their old notes for new notes.

A summary of the special item breakdown is as follows:

Ps. million
Gain on extinguishment of debt	817.0
Gain on reversal of accrued and unpaid interest
2002	444.9
2003	356.0

800.9
Write-off of capitalized debt issuance cost of tendered notes	(110.2)

Total	Ps. 1,507.7

Net Income (loss)

For the reasons discussed above, including the benefit of the debt restructuring, we recorded a net income of Ps912.8 million compared to a net loss of Ps1,464.8 million recorded during 2002.

Fiscal Year ended December 31, 2002 compared to Fiscal Year ended December 31, 2001

Revenues

Total revenues were Ps4,615.8 million in 2002, a 6.5% increase from the Ps4,333.2 million recorded during 2001.

Domestic Long Distance. Revenues from domestic long distance services for 2002 decreased 29.7% or Ps634.2 million, to Ps1,502.0 million from Ps2,136.3 million in the same period in 2001. Domestic long distance service revenues represented 32.5% of total revenues during 2002 compared to 49.3% in the same period of 2001. This decrease was primarily caused by a 25.6% reduction in domestic long distance volume from 2,351 million minutes in 2001 to 1,749 million minutes in 2002, combined with a decrease in the average revenue per minute from Ps0.91 in 2001 to Ps0.86 in 2002. The decrease in volume is attributable to several factors, including:

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

The decrease in the average revenue per minute was attributable primarily to a shift in traffic mix toward business customers, which typically benefit from volume discounts.

International Long Distance. Revenues from international long distance services increased 39.2% or Ps. 608.3 million, to Ps. 2,159.5 million from Ps. 1,551.2 million in 2001. This increase in revenues was primarily due to a 47.7% increase in total international volume from 1,021 million minutes in 2001 to 1,507 million minutes in 2002, which was partially offset by a decrease in the average revenue per minute from Ps. 1.52 in 2001 to Ps. 1.43 in 2002.

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

The decrease in the average revenue per minute on international traffic was attributable primarily to lower international settlement rates.

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

Data and Internet Services. Data and internet service revenues, which primarily consist of internet, frame relay, private lines and direct access, increased 33.4%, or Ps. 204.7 million to Ps. 816.9 million in 2002 from Ps. 612.2 million in 2001. Data and internet service revenues represented 17.7% of total revenues during 2002 as compared to 14.1% during 2001. The increase in data and internet service revenue was a result of organic growth in the data and internet service market in Mexico, which has comparatively low penetration rates as compared with the U.S., as well as the success of our marketing campaigns and the introduction of new services.

Local Services. We started offering local service in Mexico City, Monterrey and Guadalajara in the first quarter of 2001. Local service revenues were Ps. 137.4 million in 2002, compared to the Ps. 33.6 million in 2001. Local service revenues represented 3.0% of total revenues during 2002 compared to less than 1.0% in 2001. The increase in local service revenue is a result of an increase in local service call volume related primarily to the roll-out of local service to certain of our existing long distance customers as well as to new customers.

Cost of services (excluding depreciation)

Cost of services amounted to Ps. 2,118.4 million, or 45.9% of revenues, increasing 13.5% or Ps. 251.3 million, from Ps. 1,867.1 million, or 43.1% of revenues, for 2001. The increase was primarily due to a 72.6% increase in the international cost of services due to the higher international call volume, partially offset by a 36.9% decrease in domestic cost of services due to the combined effects of lower domestic long distance volume and a reduction in the interconnection rates to access Telmex’s local network from $0.0125 per minute in 2001 to $0.00975 per minute, which became effective on January 1, 2002.

Average cost of services per minute of domestic traffic (which includes per-minute as well as per-month cost elements) declined from Ps. 0.39 in 2001 to Ps. 0.33 in 2002 due to the reduction in the Telmex local network interconnection charge, as well as the following:

•	Beginning on January 1, 2002, Telmex lowered the rate it charges to competitive telecommunications providers, including us, for interconnection leased lines and co-location fees to 55% of the lowest rate that Telmex charges to any of its customers.

•	Telmex maintained its off-network charges, which are the resale tariffs that Telmex charges for terminating or originating calls outside of the cities in which we have our own network facilities, at 75% of the lowest rate that Telmex registers with Cofetel or charges or invoices to any customer or carrier for domestic or international long distance traffic.

•	Beginning in January 1, 2002, Telmex lowered the rate it charges to competitive telecommunications providers for private leased lines, giving them a volume discount.

In January of 2003, we agreed with Telmex to apply these rates in 2003.

Average cost of services per minute of international traffic increased from Ps. 0.74 in 2001 to Ps. 0.87 in 2002 due to a shift in the mix of international traffic carried by us.

Gross profit

Gross profit, defined as revenues minus cost of services, for 2002 totaled Ps. 2,497.4 million, a 1.3% increase from the Ps. 2,466.1 million recorded during the same period of 2001. The increase in gross profit is explained by the 6.5% increase in revenues. Our gross margin, which is gross profit divided by revenue, decreased to 54.1% during 2002 from 56.9% in 2001.

Domestic Long Distance. Gross profit for domestic long distance services for 2002 decreased 24.2% or Ps. 294.3 million to Ps. 920.0 million from Ps. 1,214.3 million recorded during 2001. This 24.2% decline in gross profit was driven by the 29.7% decrease in domestic long distance revenues which was only partially offset by the reduction in local interconnection rates, leased lines, co-location fees, and off-network rates charged by Telmex.

International Long Distance. Gross profit for international long distance services for 2002 increased 7.4% or Ps. 58.8 million to Ps. 852.9 million from Ps. 794.1 million recorded during 2001. The increased gross profit of our international long distance business is explained by the increase in revenues, which was partially offset by higher cost of services as previously explained.

Data and Internet Services. Gross profit for data and internet services for 2002 increased 40.0% or Ps. 174.4 million to Ps. 610.5 million from Ps. 436.1 million recorded during 2001. The increase in gross profit of our data and internet business was primarily a result of revenue growth of 33.4%.

Local Service. Gross profit for local service during 2002 increased Ps. 92.5 million to Ps. 114.1 million from Ps. 21.6 million recorded during 2001. The increase in gross profit of our local business was primarily a result of our continued customer acquisition and roll-out of this service.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, which consist primarily of wages, salaries and benefits, consulting fees, billing and collection fees, building maintenance, advertising expenses, and the allowance for doubtful accounts, decreased 8.0% to Ps. 1,689.1 million for the year ended December 31, 2002 from Ps. 1,836.3 million during 2001. This reduction in administration, selling and other operating expenses was primarily due to our efforts to control costs which include lowering headcount and cutting marketing, training and other discretionary expenses.

Depreciation and amortization

In 2002, depreciation and amortization decreased 7.4% or Ps. 77.3 million, to Ps. 969.4 million, from Ps. 1,046.7 million in 2001. During 2001 there was an accelerated depreciation of the previous billing and customer care platform which was included until the first quarter of 2002.

Operating loss

Due to the factors described above, operating loss decreased 61.4% or Ps. 255.9 million in 2002, to Ps. 161.1 million from Ps. 417.0 million recorded during 2001.

Comprehensive financial loss

The comprehensive financial loss was Ps. 1,281.3 million for 2002, compared to a comprehensive financial loss of Ps. 250.2 million for 2001. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2001	2002
	(in millions of constant pesos)
Interest expense	(832.5)	(857.4)
Interest income	62.8	17.1
Exchange gain (loss), net	272.7	(797.7)
Gain from monetary position	246.8	356.7

Comprehensive financial result, net	(250.2)	(1,281.3)

Exchange loss for 2002 was Ps. 797.7 million compared to an exchange gain of Ps. 272.7 million in 2001. We record a foreign exchange gain or loss with respect to U.S. dollar-denominated monetary assets or liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of U.S. dollar-denominated indebtedness and accounts payable, exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. As a result, we have recorded a foreign exchange loss during 2002 due to the 12.8% depreciation of the Peso against the U.S. dollar compared to a foreign exchange gain during 2001 due to the 4.8% appreciation of the Peso against the U.S. dollar. Gain from monetary position increased Ps. 110.0 million from Ps. 246.8 million in 2001 to Ps. 356.7 million for the year ended December 31, 2002. This increase is primarily due to a higher Mexican inflation rate of 5.7% for 2002, compared to 4.4% for 2001. Interest income decreased Ps. 45.7 million, to Ps. 17.1 million for 2002 from Ps. 62.8 million in 2001. This decrease is mainly attributable to lower interest earnings generated by the reduction in the interest reserve account created as collateral for the existing notes. Interest expense increased 3.0% or Ps. 25.0 million from Ps. 832.5 million during 2001 to Ps. 857.4 million for the year ended December 31, 2002.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject separately to the payment of income taxes and asset taxes, which are computed by each legal entity. During the 2002 fiscal year, we did not pay asset taxes because we have an asset tax credit stemming from accelerated depreciation booked in 1996 and 1997, which allowed us to offset the asset tax. During 2002, Servicios Alestra recorded asset taxes of Ps. 4.6 million. We have generated substantial tax losses of approximately Ps. 10,440.8 million; accordingly, no income tax provisions have been included in the income statements for 2002.

Net loss

For the reasons discussed above, we recorded a net loss of Ps. 1,464.8 million for 2002 compared to a net loss of Ps. 693.7 million during 2001.

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

Revenue Recognition

Our principal sources of revenues are derived from domestic and international long distance services. Revenues are recognized based on minutes of traffic processed by us. Revenues from international long distance services into Mexico are recognized on the basis of the international long distance rules which include the proportional return system. Under the proportional return system, incoming call attempts are divided among Mexican carriers in proportion to the outgoing international traffic originated by each of the carriers as determined by a committee composed of all the long distance carriers. Revenues for incoming international traffic are recognized based on the number of call attempts converted to estimated minutes in conformity with our experience and the authorized rates. Estimated minutes are adjusted to actual minutes once actually known by us.

Revenues from international long distance services reflect income obtained under bilateral contracts between us and foreign operators, the amounts obtained from our clients in Mexico and the income from the proportional return system described above. The aforementioned bilateral contracts determine the payment rates from us to foreign operators for the use of their telecommunications networks in long distance interconnections invoiced in Mexico and from the foreign operators to us for the use of our telecommunications network for the interconnection of calls invoiced outside of Mexico. Payment rates subject to these contracts are negotiated annually with each foreign operator.

In 2001, Telmex, MCI International Inc., IDB Worldcom Services Inc. and AT&T reached an agreement for the settlement rates applicable for 2001, 2002 and 2003. From January 1 to February 28, 2002, the settlement rate was $0.135 per minute. In 2002, Telmex, MCI International and AT&T reached a new agreement to reduce the settlements rates between Mexico and the United States for the remaining 2002-2003 period starting in March of 2002. Under this agreement, the carriers reduced settlement rates depending on the destination of the call. For calls originating in the United States and terminating in Mexico City, Monterrey and Guadalajara, the settlement rate was $0.055 per minute. For traffic between the United States and the equal access cities other than Mexico City, Monterrey and Guadalajara, the settlement rate was $0.0850 per minute and for all other cities in Mexico, the settlement rate was $0.1175 per minute. Mexican carriers paid $0.055 per minute for traffic terminated in the United States. We agreed with AT&T to apply the same rates.

At present, Telmex is trying to reach a new agreement with the U.S. carriers for the exchange of traffic between Mexico and United States for 2004. Alestra intends to apply the settlement rates as agreed for 2003, but will require AT&T’s agreement in order to do so.

Allowance for doubtful accounts

We take a conservative approach in connection with our policy for uncollectible accounts. For domestic voice services, on the first day after the invoice is past due, the total amount is reserved. For data and internet services, the total amount is reserved after 120 days past due. Payment is due 25 days after the issuance of the invoice. We take several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person-to-person calls. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 90 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance lower than Ps. 500, the account is also assigned to a collection agency 120 days following the due date. If the efforts of collection agencies are unsuccessful and if the balance is large enough to make legal proceedings worthwhile, we commence legal proceedings. We consider our reserve to be sufficient to cover the potential risk of doubtful accounts; however, we cannot assure that we will not be required to increase the amount of this reserve.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The useful life of an asset is estimated at the time the asset is acquired and is based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations. Based in our analysis, no impairment existed at December 31, 2001, 2002 and 2003.

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

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of Ps. 2,318.8 million during 2003, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating losses carried forward and recoverable asset tax, before they expire. We began accumulating net operating loss carried forwards beginning in 1996. These net operating loss carried forwards expire ten years after they are accumulated. The valuation allowance is based on financial projections prepared by us that were reviewed by independent consultants. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Deferred Charges

Our deferred charges reflect an expense capitalization during the preoperative period, which was made in accordance with Mexican GAAP.

For U.S. GAAP, the above-mentioned preoperative expenses were not capitalized; therefore, the total amount of the deferred charges item reflects an adequate use under U.S. GAAP, mainly including items such as: software, bond issuance expenses, installation expenses for leased lines and concessions for frequency bands.

New Accounting Pronouncements Under Mexican GAAP

In 2003, the MIPA issued new Statement C-12, “Financial Instruments Qualifying as Liabilities, Capital or Both” (“Statement C-12”), which highlights the differences between liabilities and stockholders’ equity from the viewpoint of the issuer, as a basis for identifying, classifying and recording the liability and capital components of combined financial instruments in their initial recognition.

The new Statement C-12 establishes the methodology for separating liabilities and stockholder’s equity from the price received from the placement of combined financial instruments. That methodology is based on the residual nature of stockholders’ equity and avoids the use of fair values affecting stockholders’ equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs resulting from the issuance of the combined instruments are assigned to liabilities and stockholders’ equity in the same proportion as the amounts of the components recognized as liabilities and stockholders’ equity; that the losses and incomes related to financial instrument components classified as liabilities are recorded in overall financing; and the yield distributions to owners of financial instrument components classified as stockholders’ equity are charged directly to a capital account other than the income account for the year.

Although this Statement C-12 became effective on January 1, 2004, it is not required when restating information for prior periods or when recognizing an initial accrued effect on the income for the year it is adopted, in accordance with the provisions established in the transitory paragraph of the Statement C-12. The adoption of this Statement will not have a material effect on the consolidated financial statements.

The MIPA issued Statement C-15, “Impairment of Long-Lived Assets and Their Disposal” (“Statement C-15”), which will be effective as of January 1, 2004, although early adoption is recommended. Statement C-15 provides specific criteria in determining when there is an impairment in the value of long-lived assets, for both tangible and intangible assets. Furthermore, Statement C-15 established a methodology for calculating and recording losses arising from the impairment of assets and their reversal. Also, Statement C-15 provides presentation and disclosure requirements for assets whose value has been impaired and the disclosure in the case that there is subsequent reversal of the impairment. In addition, Statement C-15 provided guidance for the accounting, presentation and disclosure for discontinued operations. We are currently evaluating the impact that the adoption of this statement will have on our consolidated financial statements.

New Accounting Pronouncements under U.S. GAAP

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. We do not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on our financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on our consolidated financial statements.

B. Liquidity and capital resources

Current Liquidity

As of December 31, 2002 and December 31, 2003 we had Ps. 161.4 million and Ps. 410.8 million of unrestricted cash available, respectively. Unrestricted cash balance increased Ps. 249.4 million from December 31, 2002 to December 31, 2003 due mainly to the improvement in our operating results combined with the reduction in our interest expense.

Unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less. Our treasury policy is to invest in highly liquid temporary cash investments issued by Mexican major banks and U.S. banks and corporations with the highest credit ratings. As of December 31, 2003 we had cash of Ps. 26.2 million and temporary investments of Ps. 384.6 million, of which Ps. 292.8 million are in U.S. dollar-denominated instruments and Ps. 91.8 million are in Peso-denominated instruments.

In our opinion, our cash balance is sufficient for our present requirements.

As of December 31, 2002 and 2003, our ratio of current assets to current liabilities was 0.59x and 1.27x, respectively. Our ratio of current assets to current liabilities increased from December 31, 2002 to December 31, 2003 due to the increase in our unrestricted cash balance.

Resources generated from, or used in, operating activities. Resources provided from operating activities in 2003 were Ps. 495.1 million compared to resources used in operating activities of Ps. 18.5 million in 2002. This increase was primarily due to the improvement in the company’s operating performance resulting in a net income of Ps. 912.8 million in 2003 compared to a net loss of Ps. 1,464.8 million during 2002.

Resources used in, or generated from, investing activities. Resources used in investing activities were Ps. 246.5 million and Ps. 222.5 million in 2003 and 2002, respectively. The increase was due to a higher amortization of deferred charges.

Resources used in, or generated from, financing activities. Resources provided by financing activities for 2003 were Ps. 0.9 million compared to resources provided by financing activities of Ps. 137.7 million in 2002. Resources provided by financing activities for 2003 includes the $100.0 million capital contribution from our shareholders to fund our debt restructuring, and the reduction of our long term debt by $183 million due to our debt restructuring.

Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.

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

Material Commitments and Funding

The table below describes our current material commitments.

	Year ending December 31,
	2004	2005	2006
	(in millions of Pesos (1))
Vendor financing	91.2	9.7	—
Principal	85.7	9.1	—
Interest	5.5	0.6	—
Lease financing	20.2	1.9	—
Principal	19.3	1.9	—
Interest	0.9	—	—
Principal payments on long-term debt (2)	—	68.4	553.6
Notes interest payments (3)	389.2	389.2	114.0
Operating leases	67.9	69.6	69.2
Capital expenditures	403.6	415.1	450.4

Total	918.9	976.4	1,219.5

(1)	Nominal pesos converted from U.S. dollars at a rate of 11.24 pesos per dollar, which is the noon buying rate provided by The Federal Reserve Bank of New York on December 31, 2003.

(2)	Principal payments on the senior notes.

(3)	Interest payments on the senior notes.

We believe that the funds to meet our current material commitments will be provided by internally-generated funds from our operations.

The Existing Notes

In May 1999, we issued a $570 million high yield bond in two tranches of $270 million and $300 million, which pay interest semi-annually in cash in arrears at a rate of 12.125% and 12.625% per annum, respectively, payable on May 15 and November 15 beginning on November 15, 1999. $487.0 million of the existing notes were retired pursuant to our exchange and cash tender offers as described below. Due to our restructuring, as of December 31, 2003 we had outstanding $37.1 million of our 12.125% senior notes due in 2006 and $45.9 million of our 12.625% senior notes due in 2009, totaling $83 million.

The New Notes

In November 2003, we completed our exchange and cash tender offers. The new notes pay interest semi-annually in cash in arrears at a rate of 8% per annum on June 30 and December 30 beginning on December 30, 2003. We have already made the December 30, 2003 interest payment from our internally-generated funds. As of December 31, 2003 we had $304 million of new notes outstanding.

Other indebtedness

We still have outstanding our credit facility obtained from Hewlett Packard de México, S.A. de C.V. to fund information technology and telecommunication equipment and services. As of December 31, 2003, the balance of such facility was $9.8 million. Such amount, which is payable within the next two years, is subject to an average annual fixed interest rate of 10.08%. We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of December 31, 2003 of $1.9 million, payable within the next eighteen months.

Debt Restructuring Process

On August 21, 2003, we commenced exchange and cash tender offers (the “Offers”) for all of our then-outstanding 12 1/8% Senior Notes due 2006 and 12 5/8% Senior Notes due 2009 (the “Existing Notes”) and solicited acceptances to a U.S. prepackaged plan of reorganization.

On November 5, 2003, we announced the satisfaction of our minimum tender condition and the expiration of the Offers on November 4, 2003. $232,920,000 principal amount of our 12 1/8% Senior Notes due 2006 and $254,200,000 principal amount of our 12 5/8% Senior Notes due 2009 were tendered in the Offers. These amounts in the aggregate represented 85.5% of the Existing Notes.

On November 17, 2003 we publicly announced the consummation of the offers . We delivered our new Senior Notes due 2010 (the “New Notes”) amounting to $304.2 million, as well as a cash payment of $110 million, to the Depository Trust Company (“DTC”) for distribution to the holders of the Notes who tendered in the Offers. The New Notes which are listed on the New York Stock Exchange, began trading on the New York Stock Exchange on November 18, 2003 and are traded through DTC. Also, on November 17, 2003, we paid all interest amounts due on the remaining Existing Notes that were not tendered in the Offers.

The New Notes are due on June 30, 2010 and bear interest at the rate of 8%. The other terms of the New Notes are similar to those of the Existing Notes in effect prior to the consummation of the Offers. As part of the Offers, various terms of the Existing Notes were amended.

Litigation

In September 2003, WRH Global Securities Pooled Trust (“WRH”) commenced an action against the Company, its equity holders and the indenture trustee of the indentures governing its 12 1/8% Senior Notes due 2006 (“senior notes due 2006”) and its 12 5/8% Senior Notes due 2009 (“senior notes due 2009”, and together with the senior notes due 2006, the “senior notes due 2006 and 2009”) in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin the Company from consummating its exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against the Company to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it had sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003. The Company moved, and WRH cross-moved, for summary judgment on WRH’s claim that its senior notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling the court granted its motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate its senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, the Company, its equity holders and the indenture trustee of the indentures governing its senior notes due 2006 and 2009 moved to dismiss the amended complaint. The motion to dismiss the amended complaint is pending.

Concurso Mercantil

On October 6, 2003, Eximius filed a request for an insolvency declaration and a Concurso Mercantil (a Mexican reorganization proceeding) under the LCM against the Company before a court in the State of Nuevo Leon, Mexico.

In its petition, Eximius alleged, among other things, that its senior notes due 2006 and 2009 had been ipso facto accelerated pursuant to the Indentures dated May 17, 1999, between the Company and the Trustee (“U.S. Bank”), governing the senior notes due 2006 and 2009. Moreover, Eximius also alleged in its petition that the Company made certain statements in its prospectus that constituted an admission in writing of its inability to pay its debts generally, and that therefore the Senior Notes had been ipso facto accelerated under the Indentures.

On October 28, 2003, the Monterrey court sent trial records to Mexico City. The Mexico City Judge thereafter returned the trial records to Monterrey requesting that the issue be resolved as per Commercial Code rules. The Company sought to have proceedings moved to the Mexico City court on the basis that the Monterrey court lacked jurisdiction. On January 21st, 2004, the Monterrey court ordered that the records be sent to Mexico City as a consequence of the Monterrey court’s lack of jurisdiction and on January 28th, 2004, the 8th Federal District Judge in the Mexico City court accepted the records.

On November 12, 2003, the Company answered the “Concurso Mercantil” petition. Among other defenses, the Company argued the lack of a cause of action derived from sections I and II of Article 10 of the LCM, since on the date when the answer was filed, more than 85% of the note holders of the Indentures had already consented to rescind all of their rights, including the acceleration of such notes.

On February 16, 2004, the Mexico City court appointed an expert to conduct the analysis of its financial situation required in the Concurso Mercantil process. The expert’s analysis will determine whether the Company meets the statutory presumptions of Articles 10 and 11 of the LCM and therefore whether the Company meets the financial tests for the Company to be placed in a Concurso Mercantil, however, the Company does not believe that it meets such presumptions. The Company does not believe that the statutory presumptions of Articles 10 and 11 of the LCM have been met.

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

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of contractual obligations

	(in millions of Pesos) (1)
	Payments due in period
Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (2)	6,479	480	2,068	3,931	—
Capital (finance) lease obligations	22	20	2	—	—
Operating lease obligation	278	68	210	—	—
Purchase obligations	1,752	390	1,362	—	—
Other Long-term liabilities as reflected on the company’s balance sheet	—	—	—	—	—
Total	8,531	958	3,642	3,931	—

(1)	Calculated based on an exchange rate of Ps. 11.24 per U.S. dollar, the noon buying rate as provided by The Federal Reserve Bank of New York on December 31, 2003.

(2)	Interest and principal.

Item 6.	Directors, Senior Management and Employees.

A. Directors and senior management

Biographies of Senior Management

Rolando Zubirán Shetler (51) is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us in January 1, 1999. He has served as President and General Manager of Ericsson in Argentina, as Managing Director of Sistemas Ericsson in Mexico, as Managing Director of Ericsson Business Communications in Brazil and other various positions in business planning. Mr. Zubirán holds a Bachelor of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México and a Master of Science Degree in Operations Research from the University of Southern California.

Bernardo García (45) is the Vice-President of our Consumer Small Business Market. Mr. García has been with us since our start in 1996 and has held several positions including marketing director, enterprise sales director and commercial strategy director; before joining us, he also served in several positions in Grupo Alfa, including one in the team that negotiated the joint venture agreement with AT&T to form our company. Mr. García holds a Bachelor’s Degree in Industrial and Systems Engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey, a Masters Degree in International Trade from Universidad de Monterrey and an MBA from IMD in Switzerland.

Eduardo Morali (51) is the Vice-President of our Business Market Unit. He joined us in 2000 and has over 25 years of experience in the Information Technology Industry with one year in telecommunications. He has served as President and Chief Executive Officer of NCR Mexico and as Vice President of Latin American sales of the Computer Systems Group of NCR Corporation. He also served in IBM de Mexico as Sales Manager of the Financial Sector, as Sales Manager of the South East territory, as Marketing Plans & Control Manager and as Business Financial Manager. Mr. Morali holds a Bachelor’s Degree in Business Administration from Universidad La Salle and he got a Degree in Finance from Instituto Tecnológico Autónomo de Mexico.

Raúl Ortega (47) is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications and trade politics, policy and regulation in the U.S. and Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C., with an accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen (51) is our Chief Operations and Systems Officer. Mr. Irigoyen has over 20 years of human resources experience in various Alfa subsidiaries and corporate organizations. Mr. Irigoyen’s expertise is focused in the areas of labor relations and compensation. Prior to his assignment with us, he served as Director of Administrative Staff and

Services at Alfa’s Corporate Headquarters where he had various managerial positions in Human Resources. Mr. Irigoyen joined us in 1996. Mr. Irigoyen has a Bachelor of Science Degree in Mechanical Engineering from the Universidad Autónoma de Nuevo León, a Master of Science Degree in Economics, majoring in Human Resources Administration, from the University of Utah, and he attended the Instituto para la Alta Dirección de Empresas. He has also been a consultant at the Instituto Tecnológico de Estudios Superiores de Monterrey and at the Universidad Autónoma de Nuevo León.

Patricio de la Garza (49) is our Chief Financial and Administrative Officer. Mr. de la Garza has over 20 years of experience in services and finance. Prior to his assignment with us, he worked for 10 years at Grupo Alfa where he had various managerial positions. Mr. de la Garza has been with us since our inception in 1995 starting as Treasurer, and his responsibilities included our notes issuance. Mr. de la Garza has a Bachelor of Accounting Degree and an MBA from the Instituto Tecnológico de Estudios Superiores de Monterrey and he also attended the Instituto para la Alta Dirección de Empresas.

Biographies of Directors

Armando Garza Sada (46) Prior to taking his current position, Mr. Garza was President of Sigma from 1993-1999. Before Sigma he held other executive positions, including Vice-president Planning in Alfa’s holding company and President of Polioles and Selther. Mr. Garza is a member of the Board of Alfa, Femsa, Coca Cola Femsa, Gigante, Lamosa, Liverpool, MVS, Pyosa, Farmacias Benavides, ITESM and Vitro Vidrio Plano. He served as Chairman of CAINTRA (Nuevo Leon Chamber of the Manufacturing Industry) and CEESP (Private Sector’s Economic Think-Tank). He is also a member of the Board of CCE (Corporate Coordination Council), the Stanford Business School Alumni Association, Rabobank’s North American Agribusiness Advisory Board, and the Dean’s Advisory Council of MIT’s Sloan School of Management. Mr. Garza has a BS in Management from the Massachusetts Institute of Technology and a MBA from the Stanford Graduate School of Business.

Mr. Garza, who is a nominee of Onexa, has been a director of Alestra since October, 2001.

Alfonso González Migoya (59) is the Chief Financial Officer for ALFA, a position he has held since he joined ALFA in 1995. Prior to ALFA, Alfonso González served as Executive Vice-president of Finance and Administration in Bancomer (1993-1995). Before that, for 24 years he held several positions at Cydsa, serving as the Chief Financial Officer (1976-1985), and President of the Chemicals Division (1985-1993). Alfonso Gonzalez is currently a member of the Boards of Confederacion Patronal de la Republica Mexicana (COPARMEX), COPARMEX Nuevo Leon, Universidad de Monterrey, Banco Regional de Monterrey, Liceo de Monterrey, Pronatura, the National Program for Financing Micro Entrepreneurs and the National Council for the Research and Development of norms for Finance Information. He holds an MBA from Stanford University and a BS degree from the Tecnologico de Monterrey. He completed Duke University’s Chemistry for Executives Program and has received a Top Management diploma from the IPADE.

Mr. González, who is a nominee of Onexa, has been a director of Alestra since January, 2004.

Leopoldo Marroquín Morales (64) has been ALFA’s Chief Legal Counsel and Secretary of the Board since 1986. He previously occupied different positions, including Chief Legal Counsel and Chief Projects Officer at ALFA, and Chief Development Officer at Vitro Industrias Basicas. Mr. Marroquín Morales earned the title of attorney-at-law at Escuela Libre de Derecho, Mexico City.

Mr. Marroquín, who is a nominee of Onexa, has been a director of Alestra since January, 2004.

Manuel Sánchez Rodríguez (38) is the General Director of Risk Management of BBVA Bancomer, and representative of BBVA Bancomer to the Boards of Alestra, Cintra, Hoteles Presidente and Bancomer Transfer Services. Prior to his current position, he served as Director of the New York office of BBVA and as Corporate Banking Director of BBVA Paris. He holds a Bachelor of Political and Economic Sciences from Yale, a Master of Sciences Degree from the London School of Economics and a Master of Arts from The European College of Belgium.

Mr. Sánchez, who is a nominee of Onexa, has been a director of Alestra since January, 2004.

Eduardo Osuna Osuna (34) has been an officer of BBVA Bancomer for 10 years; he currently acts as Corporate Director of Credit Collection. His experience includes heading the capital and restructuring transactions desk and representing BBVA Bancomer as a member of the Boards of Cintra, Grupo Zapata and Grupo Canada. He is a Telecommunications Engineer and holds an MBA from La Salle University and IPADE, respectively.

Mr. Osuna, who is a nominee of Onexa, has been a director of Alestra since January, 2004.

Justin Sims (39) has been the vice president of AT&T’s Global Services business since January 2003, with responsibility for one of the world’s largest data and IP businesses, serving more than 7,000 multi-national customers around the world. The Global Services business manages the operation of the AT&T Global Network and product set, provides customer care for global customers and sells directly to retail businesses internationally.

Mr. Sims, who is a nominee of AT&T Telecom Mexico, has been a director of Alestra since March, 2002.

Geoffrey Stephen Webster, (37) as Vice President, Commercial, AT&T Global Services, has overall responsibility for all AT&T’s non-U.S. commercial activities. These activities include managing the investments in, and the commercial interfaces with, Alestra, AT&T Latin America, Navlink and the Shanghai Symphony Telecom Pudong venture, as well as executing and managing future international investments as the new international strategy unfolds. Prior to the formal launch of Concert as the AT&T BT global joint venture in January 2000, Mr. Webster served as Chief Counsel for the predecessor Concert organization. During much of his time with Concert, he also managed the overall business interface with MCI WorldCom. Mr. Webster is a graduate of the Law School at the University of Bristol in the U.K. and is a member of the English Law Society.

Mr. Webster, who is a nominee of AT&T Telecom Mexico, has been a director of Alestra since March, 2002.

Edward Dwyer (47) is the Vice President and Treasurer of AT&T responsible for managing the financial assets of the business including supporting AT&T’s capital requirements and financing activities. He is responsible for all traditional treasury and risk management activities. In addition, Mr. Dwyer oversees the management of $35 billion of employee benefit assets and its Investor Relations efforts.

Mr. Dwyer, who is a nominee of AT&T Telecom Mexico, has been a director of Alestra since January, 2004.

John Finnegan (48) is the Sales Vice President for SCG responsible for all sales teams and sales activities outside of the U.S. He currently has a team of AT&T sales people in Mexico and throughout the CALA Region who support AT&T’s largest customers. He reports to Ron Spears and has been with AT&T for more than 18 years, primarily in International and Data Networking Sales. He worked extensively with Alestra during the first several years of its business representing AT&T’s Venture Support organization.

Mr. Finnegan, who is a nominee of AT&T Telecom Mexico, has been a director of Alestra since January, 2004.

B. Compensation

For the year ended December 31, 2003, we paid an aggregate compensation of approximately Ps. 28.7 million to our executive officers and directors as a group for services in all capacities. As of December 31, 2003, we have accrued pension benefit and similar liabilities of Ps. 54.0 million.

C. Board Practices

Our direct equity holders are AT&T Telecom Mexico and Onexa. Under the joint venture agreement as amended, the number of directors on our board of directors is fixed at nine. AT&T Telecom Mexico may nominate four of these directors, while Onexa may nominate the remaining five. Any vote by the board of directors requires a majority for approval, including an affirmative vote from at least one director nominated by each of AT&T Telecom Mexico and Onexa. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office. In addition, we have no service contracts that provide for benefits upon termination of employment. The period during which each director has served on Alestra’s board is set forth at Item 6. “Directors, Senior Management and Employees—A. Directors and senior management - Biographies of Directors”.

We currently do not have any organized audit or remuneration committees.

D. Employees

At December 31, 2003, we employed approximately 1,900 people through our only subsidiary, Servicios Alestra, S.A. de C.V. In addition, Servicios Alestra, S.A. de C.V. has also contracted with third-party agencies for services of additional employees. Only one labor union, Sindicato Nacional de Trabajadores del Transporte Público y Comunicaciones (National Union of Workers of Public Transportation and Communications), which operates as an autonomous workers union, represents our employees. It represents less than 100 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages and management believes that our relationship with our employees and union is good.

E. Share Ownership

Not applicable.

Item 7.	Major shareholders and related party transactions.

A. Major Shareholders

We are owned 49% by AT&T and 51% by Onexa. Onexa is owned by Alfa and BBVA Bancomer. AT&T holds its equity in Alestra through its subsidiary AT&T Telecom Mexico.

Alfa is one of Mexico’s largest conglomerates. It comprises five groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, steel manufacturing, processed food, auto parts and telecommunications. As of December 31, 2003, Alfa’s total assets amounted to Ps. 80.6 billion, with annual sales of Ps. 46.8 billion and operating income of Ps. 4.7 billion.

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

Grupo Financiero BBVA Bancomer (BBVA Bancomer or the Group) is the leading private financial institution in Mexico with 29,476 employees and is the largest in Latin America in terms of deposits and customer base, with total assets of 499,719 million pesos as of

December 31, 2003. The Group’s main subsidiary is Bancomer, a leading banking institution with 1,653 branches operating under a universal banking concept, offering products and services to more than 9 million clients through a business model of distribution networks segmented by groups of customers. Additionally, the Group has diversified income sources with non-banking subsidiaries involved in mutual funds, annuities, pension funds, insurance, brokerage, money remittances and asset management. In June 2002, BBVA Bancomer became an affiliate holding company of Banco Bilbao Vizcaya Argentaria (BBVA), a leading financial group in Spain, which has almost 86,000 employees, catering to 35 million clients in 37 countries, mainly in Europe and Latin America, through a network of approximately 7,000 offices.

On November 14, 2000, we restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Telecom Mexico holds 49% of the N stock and Onexa holds the other 51%. Onexa continues to hold 100% of the Series A shares and AT&T Telecom Mexico continues to hold 100% of the B shares. As of December 31, 2003, AT&T Mexico holds 578,859,772 shares of our common and N stock and Onexa holds 602,486,701 shares of our common and N stock.

Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

We have entered into a joint venture agreement with our equity holders, AT&T, Alfa, Onexa and Bancomer, and have adopted bylaws, each of which governs the relationship between the equity holders and us.

As part of the senior notes restructuring, on November 17, 2003 our equity holders resolved to increase the variable portion of our capital stock by $100 million (Ps. 1,117.6 million), which was subscribed and paid for by each equity holder in proportion to its participation in the capital of the company, i.e., 51% by Onexa and 49% by AT%T.

On December 1, 2003 our equity holders resolved to (i) reclassify the balance of the restatement of capital stock as of December 31, 2002 in the amount of Ps. 4,032.2 million (Ps. 3,674.7 million nominal) into variable portion of the capital stock, and (ii) thereafter, reduce our variable portion of the capital stock for Ps. 9,339.8 million (Ps. 8,982.3 million nominal) and applied Ps. 1,188.4 million (Ps.1,142.9 million nominal) against accumulated deficit from restatement and Ps. 8,151.4 million (Ps. 7,839.4 million nominal) against accumulated deficit. The above referenced capital transactions were distributed proportionally to the participation of each equity holder in our capital, i.e., 51% on Onexa and 49% on AT&T. These transactions did not represent a contribution or payment to the equity holders.

B. Related party transactions

See Exhibit 19 “Financial Statements — Note 5. Accounts receivable and payable and transactions with affiliates and other related parties.”

In order to finance the restructuring of the senior notes that we closed on November 17, 2003, our equity holders provided $100 million to us (51% by Onexa and 49% by AT&T). In addition to this provision of equity, AT&T made an $8.5 million payment to us under the Settlement Release Agreement.

C. Interests of experts and counsel

Not applicable.

Item 8.	Financial Information.

A. Consolidated statements and other financial information

See Item 19 “Exhibits” for the list of all financial statements filed as a part of this annual report.

B. Significant changes

Not Applicable

Item 9.	The Offer and Listing.

A. Offer and listing details

Not applicable.

B. Plan of distribution

Not applicable.

C. Markets

Our Senior Notes due 2006 and 2009 are listed on the Freiverkehr (Regulated Unofficial Market) of the Frankfurt Stock Exchange. Our Senior Notes due 2010 are listed on the New York Stock Exchange, and an application to list the Senior Notes due 2010 on the Luxembourg Stock Exchange may be made.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable

F. Expenses of the issue

Not applicable.

Item 10.	Additional Information.

A. Share capital

Not applicable.

B. Memorandum and articles of association

Our deed of incorporation and bylaws were previously filed as Exhibit 3.1 on Form F-4, Registration No.333-11084 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 1999 (our “registration statement”). Our bylaws were amended by the minutes to the General Partners’ Meeting on November 14, 2000, which were filed as Exhibit 3.2 to Form F-4, Registration No.333-100075 filed with the SEC on February 12, 2003. Our joint venture agreement was filed as Exhibit 10.1 to the registration statement. The following discussion summarizes some of the important aspects of our joint venture agreement and bylaws.

Director controls. Members of our board of directors (“Board of Directors”) cannot be our employees. A shareholder may disqualify any nominee for director in the event that the shareholder believes that the nominee is in a position of conflict of interest by virtue of the nominee’s membership on the board of a competitor telecom. Shareholders pay for the travel and lodging expenses of the directors they have nominated. We do not compensate directors for their services.

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

Stock rights. Our capital is represented by the following classes:

(a)	Common. This stock has full voting and economic rights at all shareholders’ meetings, granting to its holders one vote for each 0.1% of capital contribution to our capital classified as common; and

(b)	Limited voting rights. This stock has full economic rights but limited voting rights, granting to its holders one vote on certain company actions for each 0.1% of capital contribution to our capital. This class of stock is not included for determination of the percentage of foreign investment in the capital of our company.

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

However, the withdrawal rights cannot be currently exercised, as discussed below. Our organizational documents do not set forth any special dividend or liquidation rights.

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

A shareholder may sell or otherwise dispose of its stocks only upon the approval of the other shareholders, and approval may be withheld without cause. Also, as discussed above, Mexican law currently restricts foreign ownership to 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services. This impedes a change of control brought about by a purchase of stock by a non-Mexican national.

Class N shareholders are allowed to attend a shareholders meeting and exercise their vote if any of the following matters are contemplated:

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

Shareholder meetings. Shareholder meetings can be called by:

•	the board of directors, in which case the signature of the secretary of the board is required;

•	any of the members of the Board of Directors;

•	the examiner; or

•	shareholders representing at least 26% of the Class A or Class B stock.

At these meetings, our shareholders may:

•	examine our annual report, and determine the direction we will take the following year;

•	decide upon the application of the results of operation;

•	elect the chairman of the Board of Directors;

•	resolve to redeem stock with income that, according to law, may be used to pay dividends;

•	name our Chief Executive Officer and examiner;

•	decide the issuance of preferred stock;

•	decide the increases or reductions of our fixed or variable capital;

•	pay dividends, if any;

•	approve changes to our bylaws;

•	determine our dissolution, if applicable;

•	permit the issuance of bonds;

•	approve the admission of new shareholders;

•	approve the annual budget and/or substantial modifications as well as annual objectives;

•	approve the business plan and/or substantial modifications as well as annual objectives;

•	approve a capital disbursement or a series of related capital disbursements equal to or exceeding $10 million, disbursements equal to or exceeding $20 million that are not foreseen in the annual budget or disbursements equal to or exceeding $30 million that are foreseen in the annual budget;

•	approve the execution or modification of any transaction with any shareholder or a holding of a shareholder or an affiliate of said entities except transactions, not exceeding $5 million;

•	approve annual financial statements with or without audit;

•	approve any incentive, deferred compensation or any similar compensation plan for the Chief Executive Officer and any other grant or award under such plans;

•	approve the initiation, prosecution and/or settlement of any claim, action, litigation, arbitration or other legal proceeding initiated by or against us involving an amount in excess of $1 million;

•	approve or modify the authority delegated to the Chief Executive Officer;

•	resolve amendments to or termination of contracts with our customers;

•	approve our technical/architectural plans and policy;

•	approve or modify our regulatory policy;

•	decide to permit a shareholder of an affiliate to introduce, promote and maintain any business plan service;

•	decide to introduce a strategic service by the shareholders;

•	decide to introduce a complementary business plan service by shareholders;

•	resolve waiver of non-competition obligations of shareholders;

•	decide to acquire a competing business or strategic service and set the purchase price;

•	permit a shareholder to make a public offering of its stock in certain markets;

•	modify our financial policy;

•	approve the entry into a transaction involving an acquisition of any other person or certain assets;

•	resolve the selection or modification of our accounting practices;

•	resolve the amendment of any concession granted;

•	approve capital contributions;

•	decide upon trade or service marks;

•	approve retirement, withdrawal or resignation of a shareholder;

•	create subsidiaries and amend their bylaws; and

•	discuss and approve decisions relating to the exercise of corporate rights at shareholder meetings of subsidiaries.

C. Material contracts

Not applicable

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

Mexican taxation

General

The following is a summary of the principal consequences, under the Ley del Impuesto Sobre la Renta (Mexico’s income tax law, or the “Law”), regulations thereto and rules thereunder as currently in effect, and under the Tax Treaty, of the purchase, ownership and disposition of the registered notes by a holder that is not a resident of Mexico for tax purposes and that will not hold notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “Non-Mexican Holder”). An individual is a resident of Mexico if such person has established his or her dwelling house in Mexico. When said person also has a house abroad, they shall be deemed a resident of Mexico if their vital center of interests is located in national territory. For these purposes, the vital center of interests is in Mexico when, among other cases, any of the following takes place: (i) more than 50% of the aggregate amount of revenues obtained by such person in the calendar year has a Mexican source of wealth, or (ii) such person’s principal center of professional activities is located in Mexico. A legal entity is a resident of Mexico if it is established under Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment of a foreign person will be regarded as a resident of Mexico, and such permanent establishment will be required to pay taxes in Mexico in accordance with applicable law, for income attributable to such permanent establishment.

Each Non-Mexican Holder should consult its own tax advisor as to the particular Mexican or other tax consequences to such Non-Mexican Holder of holding outstanding debt securities, including the applicability and effect of any state, local or foreign tax laws.

Interest and principal

Payments of interest (including original issue discount which is deemed interest under the Law) with respect to our outstanding debt securities to a Non-Mexican Holder will generally be subject to a Mexican withholding tax assessed at a rate of 10.0% because the outstanding debt securities are registered in the Special Section of the Registro Nacional de Valores e Intermediarios (National Registry of Securities, or “RNV”). However, the withholding tax rate on such interest payments generally is 4.9% if, besides registering the outstanding debt securities as set forth above, the Non-Mexican Holder is the effective beneficiary of the interest payment and resides in a country that has entered into a treaty for avoidance of double taxation with Mexico which is in effect, and satisfies the conditions and requirements for obtaining benefits under such treaty. Non-Mexican Holders residing in the United States may qualify for the 4.9% rate under the Tax Treaty. Other Non-Mexican Holders should consult their tax advisors regarding whether they reside in a country that has entered into a treaty for avoidance of double taxation with Mexico which is effective, and, if so, the conditions and requirements for obtaining benefits under that treaty.

However, if the beneficial owner, either directly or indirectly, individually or jointly with related parties, of more than 5% of the interest derived from the related securities, is any of the following:

•	a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of voting shares of the issuer; or

•	a legal entity 20% of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer,

then, the withholding tax rate will be 34% (33% in 2004 and 32% in 2005 and subsequent years)

Notwithstanding the foregoing, under Rule 3.25.15 published in the Diario Oficial de la Federación (the Official Register of the Federation) on March 31, 2003, which rule is subject to amendment or repeal but is expected to remain in effect until March 31, 2004 (the “Reduced Rate Rule”), payments of interest made where:

(1)	the outstanding debt securities are registered in the Special Section of the RNV, and copies of the approval of such registration are provided to the Secretaría de Hacienda y Crédito Público (the Secretary of the Treasury and Public Credit, or “SHCP”);

(2)	we timely file with the SHCP certain information relating to the issuance of the outstanding debt securities;

(3)	we timely file with the SHCP, on a quarterly basis, information representing that no party related to Alestra (as such terms are detailed in the Reduced Rate Rule), jointly or individually, directly or indirectly, is the effective beneficiary of 5.0% or more of the aggregate amount of each such interest payment; and

(4)	we maintain records which evidence compliance with items (1), (2) and (3) above.

To date, we have met such conditions. Accordingly, we expect to withhold Mexican tax from interest payments on the outstanding debt securities made to Non-Mexican Holders at the 4.9% rate during the effectiveness of such rule. No assurances can be given that the Reduced Rate Rule will be extended or that an equivalent rule will be enacted.

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

Holders or beneficial owners of notes may be requested, subject to specified exceptions and limitations, to provide certain information or documentation necessary to enable us to establish the Mexican withholding tax rate applicable to such holders or beneficial owners with respect to interest payments under the outstanding debt securities. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided prior to the payment of any interest to such holder or beneficial owner, we may withhold Mexican tax from such interest payment to such holder or beneficial owner at the maximum applicable rate (currently 10.0%), but our obligation to make any payment free and clear with respect to such withholding taxes will be limited as set forth under the outstanding debt securities.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed annual reports as required by the Securities Exchange Act of 1934. We have also filed quarterly information statements with the SEC as required by the indentures governing the notes.

You may read a copy of our annual reports and any other document we file at the SEC’s public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC’s regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Our business activities require the holding or issuing of financial instruments which expose us to market risks related to changes in interest rates and foreign currency exchange rates.

We currently believe that increases in interest rates in the international markets are not likely to have a direct adverse impact on our financial results or cash flows because our total debt is dollar-denominated and bears fixed rates of interest. Our results and cash flows could be impacted if additional financing is required in the future when interest rates are high in relation to current market conditions.

Our principal foreign currency exchange risk involves changes in the value of the Peso relative to the dollar.

As of December 31, 2003, the amount of senior notes and notes payable denominated in dollars was Ps. 4,481.7 million.

From time to time, we assess our exposure and monitor opportunities to manage these risks, for instance through the use of hedging instruments. As of the date of the submission of this annual report, however, we have not used financial instruments to manage our market risk.

The potential loss in fair value of financial instruments held at December 31, 2003 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the Peso-dollar exchange rate would have been approximately Ps. 418.9 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps. 39.7 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing dollar-denominated indebtedness. However, the potential impact of changes in the Peso-dollar exchange rate on interest expense would be mostly offset, due to the dollar-denominated revenues that are generated by international incoming traffic.

Item 12.	Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

On November 17, 2003, the terms of our senior notes due 2006 and 2009 were amended to eliminate substantially all of the covenants contained in the indentures for the senior notes due 2006 and 2009, including the limitations on indebtedness; the payment of dividends, the making of investments and the granting of loans; dividend and other payment restrictions on subsidiaries; transactions with affiliates; asset sales; and certain mergers, as well as the requirements to make an offer to purchase upon a change of control or with the proceeds from certain asset sales.

The amendments to the indentures for the senior notes due 2006 and 2009 also eliminated events of default that would have been triggered if, among other things, we had failed to comply with any of the covenants and provisions described above; we or any of our significant subsidiaries had defaulted under our or our subsidiary’s debt obligations; or we or any of our significant subsidiaries had a final judgment rendered against us or them.

The amendments also increased the percentage of the principal amount of each series of Notes that is required to accelerate the senior notes due 2006 and 2009 from 25% to 75%, and eliminated the ability of the trustee to accelerate the senior notes due 2006 and 2009 absent instructions from the holders of the senior notes due 2006 and 2009.

Item 15.	Controls and Procedures

Alestra’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Alestra and its consolidated subsidiary. In order to do so, Alestra will implement a process to evaluate the effectiveness of Alestra’s internal control over financial reporting, as required by paragraph (c) of 17 CFR 240.13a-15 and 240.15d-15. Based upon that evaluation and its conclusions, the Chief Executive Officer and Chief Financial Officer will have to certificate the effectiveness of our controls and procedures in timely alerting them of material information required to be included in our Exchange Act filings.

The Company intends to review and evaluate the design and effectiveness of its disclosure controls and procedures on an ongoing basis and to improve its controls and procedures over time and to correct any deficiencies that may be discovered in the future in order to ensure that senior management has timely access to all material financial and non-financial information concerning the Alestra’s business. While management believes that the present design of the Company’s disclosure controls and procedures is effective to achieve these results, future events affecting the Company’s business may cause management to modify its disclosure controls and procedures.

Item 16.	Reserved.

Item 16. A.    Audit Committee Financial Expert

At this time, Alestra does not have an audit committee. The board of directors of Alestra has determined that it does not have a financial expert meeting the requirements of Item 16A.

Item 16. B.    Code of Ethics

Alestra is not required to adopt a code of ethics, but is required to disclose whether or not it has done so, and if not, the reasons why it has not. Alestra has not yet adopted a code of ethics, as defined in the Sarbanes-Oxley Act, applicable to its principal executive officer, principal financial officer, or principal accounting officer. Alestra is currently drafting a Spanish-language code of ethics and, therefore, does not have an English-language code of ethics available.

Item 16.C.    Principal Accountant Fees and Services

The aggregate fees billed by PricewaterhouseCoopers S.C. (PwC), Alestra’s independent auditor, for professional services in 2003 and 2002 were as follows:

	(in millions of pesos)
	2002	2003
Audit Fees (1)	Ps. 8.4	Ps. 11.8
Audit-Related Fees (2)	0.8	0.6
Tax Fees (3)	0.1	0.1

Total	Ps. 9.3	Ps. 12.5

(1)	Audit fees include fees associated with the annual audit of Alestra’s consolidated financial statements and reviews of Alestra’s quarterly reports on Form 6-K. Audit fees also include fees associated with various audit requirements of Alestra and for reviews of registration statements.

(2)	Audit-related fees include amounts paid to PricewaterhouseCoopers for the audit of Cofetel reports, statutory social security and housing report, transfer pricing and other statutory reports.

(3)	Tax fees include fees principally incurred for assistance with tax planning and compliance matters.

The Board will pre-approve all audit services and all permissible non-audit services (including the fees and terms thereof) to be performed for Alestra by its independent auditors. From time to time, the Board may delegate its authority to pre-approve non-audit services to one or more Board members. Any such approvals shall be reported to the full Board at the next meeting.

Item 16. D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16. E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. and 18.	Financial Statements.

Reference is made to Item 19 “Exhibits” for the financial statements filed as a part of this annual report.

Item 19.	Exhibits.

(a)	List of financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Alestra, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Alestra, S. de R. L. de C. V. and Subsidiary (the “Company”), as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2001, 2002 and 2003. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico and are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alestra, S. de R. L. de C. V. and its subsidiary as of December 31, 2002 and 2003, and the consolidated results of their operations, changes in stockholders’ equity and changes in their financial position for the years ended December 31, 2001, 2002 and 2003, in conformity with accounting principles generally accepted in Mexico.

In November 2003, the Company restructured its senior notes. The Company’s strategy is described in Note 2.

Generally accepted accounting principles in Mexico vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles generally accepted in the United States would have affected the determination of consolidated net loss for the years ended December 31, 2001 and 2002 and net income for the year ended December 31, 2003 and the determination of consolidated stockholders’ equity as of December 31, 2002 and 2003 to the extent summarized in Note 19 to the consolidated financial statements.

PricewaterhouseCoopers

Miguel Angel Puente Buentello

Public Accountant

Monterrey, Nuevo León, México

March 1, 2004

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2003

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2003)

	2002		2003
Assets

CURRENT ASSETS:
Cash and cash equivalents	Ps	161,433	Ps	410,835
Trade receivables, net (Note 4)		515,613		470,706
Due from affiliates and other related parties (Note 5)		188,610		90,897
Recoverable taxes		673		6,791
Other receivables		40,868		43,100
Prepaid expenses and other assets (Note 6)		21,128		16,829

Total current assets		928,325		1,039,158
REAL ESTATE AND EQUIPMENT, NET (Note 7)		5,644,920		5,649,136
DEFERRED CHARGES AND OTHER ASSETS, NET (Note 8)		1,374,443		1,082,256

Total assets		7,947,688		7,770,550

Liabilities and stockholders’ equity

CURRENT LIABILITIES:
Accounts payable to Telmex		437,602		225,320
Other accounts payable		119,784		93,690
Bank loans and notes payable (Note 9)		96,968		129,165
Due to affiliates and other related parties (Note 5)		44,845		44,532
Accrued interest, expenses and other payables		866,241		323,886

Total current liabilities		1,565,440		816,593

LONG-TERM LIABILITIES:
Senior notes (Notes 2 and 10)		6,112,074		4,350,691
Bank loans and notes payable (Note 9)		110,825		1,854
Due to affiliates and other related parties (Note 5)		48,860		90,879
Other long-term liabilities		44,176		54,035

Total liabilities		7,881,375		5,314,052

STOCKHOLDERS’ EQUITY (Note 11):
Majority interest:
Nominal capital stock		5,371,386		1,181,346
Restatement of capital stock		4,034,704		7,341

Contributed capital		9,406,090		1,188,687
Accumulated (deficit) income		(9,339,779)		1,267,809

Total majority interest		66,311		2,456,496
Total minority interest		2		2

Total stockholders’ equity		66,313		2,456,498
CONTINGENCIES AND COMMITMENTS (Note 12)		—		—

Total liabilities and stockholders’ equity	Ps	7,947,688	Ps	7,770,550

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2003)

	2001		2002		2003
REVENUES (Note 13)
Long distance services:
Domestic	Ps	2,136,274	Ps	1,502,046	Ps	1,243,097
International		1,551,154		2,159,463		2,977,039
Other revenues:
Data and internet		612,165		816,905		1,084,662
Local service		33,575		137,397		219,151

		4,333,168		4,615,811		5,523,949
OPERATING EXPENSES:
Cost of services (excluding depreciation - Note 13)		(1,867,117)		(2,118,418)		(2,861,137)
Administration, selling and other operating expenses		(1,836,318)		(1,689,078)		(1,478,189)
Depreciation and amortization		(1,046,729)		(969,439)		(889,467)

Operating (loss) gain		(416,996)		(161,123)		295,156

COMPREHENSIVE FINANCIAL RESULT:
Interest expense (Note 16)		(832,497)		(857,437)		(662,514)
Interest income		62,789		17,085		6,797
Exchange gain (loss), net		272,744		(797,669)		(593,729)
Gain from monetary position, net		246,806		356,745		263,849

		(250,158)		(1,281,276)		(985,597)

SPECIAL ITEM (Note 16)		—		—		1,507,697
OTHER (EXPENSES) INCOME, NET (Note 5-i)		(21,938)		(17,739)		99,429

(Loss) gain before provision for asset tax		(689,092)		(1,460,138)		916,685
Asset tax (Note 15)		(4,654)		(4,648)		(3,851)

Net (loss) income (Note 11)		(Ps693,746)		(Ps1,464,786)	Ps	912,834

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2003)

	Capital stock				Restatement of capital stock		Accumulated (deficit) income				Majority interest		Minority interest		Total stockholders’ equity
							Gain (deficit) from restatement		Net (loss) income of the year
	Fixed		Variable
Balance at December 31, 2000	Ps	300	Ps	5,371,086	Ps	4,034,704		(Ps1,254,520)		(Ps5,992,846)	Ps	2,158,724	Ps	2	Ps	2,158,726

Changes in 2001:
Net loss		—		—		—		—		(693,746)		(693,746)		—		(693,746)
Deficit from restatement		—		—		—		(361,199)		—		(361,199)		—		(361,199)

Comprehensive loss		—		—		—		(361,199)		(693,743)		(724,945)		—		(724,945)

Balance at December 31, 2001		300		5,371,086		4,034,704		(1,615,719)		(6,686,592)		1,103,779		2		1,103,781

Changes in 2002:
Net loss		—		—		—		—		(1,464,786)		(1,464,786)		—		(1,464,786)
Gain from restatement		—		—		—		427,318		—		427,318		—		427,318

Comprehensive loss		—		—		—		427,318		(1,464,786)		(1,037,468)		—		(1,037,468)

Balance at December 31, 2002		300		5,371,086		4,034,704		(1,188,401)		(8,151,378)		66,311		2		66,313
Changes in 2003:
Increases in variable capital stock		—		1,117,571		4,805		—		—		1,122,376		—		1,122,376
Decrease in capital stock applied against accumulated deficit from restatement and accumulated losses as of December 31, 2002		—		(5,307,611)		(4,032,168)		1,188,401		8,151,378		—		—		—

Net income		—		—		—		—		912,834		912,834		—		912,834
Gain from restatement		—		—		—		354,975		—		354,975		—		354,975

Comprehensive income		—		—		—		354,975		912,834		1,267,809		—		1,267,809

Balance at December 31, 2003	Ps	300	Ps	1,181,046	Ps	7,341	Ps	354,975	Ps	912,834	Ps	2,456,496	Ps	2	Ps	2,456,498

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2003)

	2001		2002		2003
OPERATING ACTIVITIES:
Net (loss) income		(Ps693,746)		(Ps1,464,786)	Ps	912,834
Adjustments to reconcile net (loss) income to resources (used in) provided by operating activities:
Special item		—		—		(1,507,697)
Depreciation and amortization		1,046,729		969,439		889,467

		352,983		(495,347)		294,604
Changes in working capital:
Trade receivables, net		22,304		(82,380)		44,907
Receivable from domestic operators, net		257,191		99,428		—
Due from affiliates and other related parties		8,667		(127,321)		97,713
Recoverable taxes and other receivables		626		29,856		(8,350)
Other accounts receivable, prepaid expenses and other assets		12,445		34,299		4,299
Restricted investments		377,900		344,973		—
Accounts payable		(230,454)		(10,502)		(238,375)
Due to affiliates and other related parties		(125,076)		24,837		41,706
Accrued expenses and other payables		68,438		163,643		258,546

Resources provided by (used in) operating activities		745,024		(18,514)		495,050

INVESTING ACTIVITIES:
Purchase of real estate and equipment		(820,085)		(240,326)		(236,120)
Deferred charges and other assets		(130,908)		17,807		(10,400)
Restricted investments		376,435		—		—

Resources used in investing activities		(574,558)		(222,519)		(246,520)

FINANCING ACTIVITIES:
Capital contributions		—		—		1,122,376
Bank loans and notes payable, net		437,154		(247,009)		(76,774)
(Decrease) increase of senior debt notes		(551,159)		384,706		(1,044,730)

Resources (used in) provided by financing activities		(114,005)		137,697		872

Increase (decrease) in cash and cash equivalents		56,461		(103,336)		249,402
Cash and cash equivalents, beginning of period		208,308		264,769		161,433

Cash and cash equivalents, end of period	Ps	264,769	Ps	161,433	Ps	410,835

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2002 AND 2003

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2003)

1.	INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. “Onexa” (51%) and AT&T Telecom Mexico, Inc. (49%). Onexa is owned by Alfa, S. A. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S. A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%).

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll-out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 198 cities as of December 31, 2003.

On May 30, 2000, the Ministry of Communications amended Alestra’s telecommunication public network public network concession in order to permit the Company to provide local telephone services to residential and commercial users in the cities of Mexico, Monterrey and Guadalajara. The Company started offering this service in 2001. The local telephony concession has been recently modified to allow Alestra to offer a full range of local services throughout Mexico on a regional basis.

2.	DEBT RESTRUCTURING

As a result of the Company’s liquidity problem, Alestra was unable to cover the payments of the accrued interest of its US$270 million and US$300 million senior notes, which bear interest at a rate of 12.125% and 12.625%, respectively, (collectively the “Old Senior Notes”) that became due on November 15, 2002 and on May 15, 2003. Since the failure to make theses payments gave the right to the note holders of the Old Senior Notes to require immediate repayment, the principal amount of Ps6,112,074 (US$570 million) was classified as short-term as of December 31, 2002.

During November 2003, the Company successfully concluded the restructuring of its Old Senior Notes. As a result of the debt restructuring, the Company extinguish, pursuant to the exchange and cash tender offers, US$232.9 million and US$254.2 million of its 12.125% and 12.625% Old Senior Notes, respectively, representing 85.5% of the total Old Senior Notes.

In addition, in connection with the debt restructuring, the Company issued Ps3,415,744 (US$304 million) of new senior notes bearing an interest of 8% due in 2010 (the “New Senior Notes”) for an aggregate amount of Ps3,208,660 (US$287 million) of the Old Senior Notes. Furthermore, the Company paid Ps1,229,800 (US$110 million) as a cash tender offer to extinguished Ps2,236,000 (US$200 million) of the senior notes.

As a result of the successful completion of the debt restructuring in November 2003, the Company classified its senior notes as long-term debt for the year ended December 31, 2002 and 2003. See Note 10 and 16.

Based on the aforementioned financial restructuring and in order to maintain the viability of the Company, the management of the Company has refocused its business strategy and implemented a number of short-term measures that have resulted in cost savings. Certain elements of this new strategy include reducing the cost structure, focusing capital expenditures on segments that may offer more attractive margins and focusing on the segment related to data, internet and local services.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation from Mexican GAAP to generally accepted accounting principles in the United States of America (“U.S. GAAP”) is included in Note 19.

The principal accounting policies followed by the Company are as follows:

a. Basis of presentation

The consolidated financial statements are expressed in Mexican Pesos, denoted by the symbol “Ps”

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, of which Alestra holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant estimates and assumptions include certain international long distance services revenues and expenses (see Note 3-h) and allowance for doubtful accounts (see Note 4). Actual results could differ from those estimates.

b. Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”), and determined as follows:

•	The statements of income and changes in stockholders’ equity were restated applying National Consumer Price Index (“NCPI”) factors from the periods in which the transactions occurred.

•	The statements of changes in financial position present, in constant Mexican Pesos, the resources provided by or used in operating, financing and investing activities.

•	The financial statements of the Company for prior periods have been restated for comparability purposes to the information of the most current period presented; therefore the Company has restated all financial statements to December 31, 2003 purchasing power by applying the rates of inflation as follows:

Year	Inflation rate for the period	Cumulative Inflation rate as of period ended on December 31, 2003
2001	4.40%	14.74%
2002	5.70%	9.90%
2003	3.98%	3.98%

The methodology for the restatement of the financial statements is as follows:

Restatement of non-monetary assets:

As set forth in note 3-d, real estate and equipment, net, is restated using NCPI factors. Equipment of non-Mexican origin is restated using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance-sheet date.

Restatement of stockholders’ equity:

The restatement of capital stock, contributed capital and accumulated losses is determined by applying NCPI factors from the dates on which capital was contributed and earnings were generated, and reflects the amounts necessary to maintain the stockholders’ investment at the purchasing power of the original amounts. The deficit from restatement represents the difference between the cost value of equipment of non-Mexican origin as indicated in the above paragraph and the restated cost value by NCPI.

Gain from monetary position:

Gain from monetary position represents the inflationary effect, measured in terms of the NCPI, on the monetary assets and liabilities of the Company at the beginning of each month.

c. Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term deposits and money market accounts, to be cash equivalents.

d. Real estate and equipment, net (Note 7)

Real estate and equipment are recorded at acquisition cost and restated using inflation factors derived from the NCPI. In accordance with the Modified Fifth Amendment of Bulletin B-10 (“Fifth Amendment”), real estate and equipment and the related accumulated depreciation are stated at cost and restated by applying factors derived from the NCPI, except for machinery and equipment of non-Mexican origin, which is restated using an index reflecting the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance-sheet date.

The adoption of the Fifth Amendment resulted in a Ps824,426 and Ps1,188,401 reduction in accumulated net book value of non-Mexican origin equipment as of December 31, 2003 and 2002, respectively, which are recorded as a deficit in the restatement of capital. In 2003, the Company’s stockholders decided to apply the accumulated deficit against the restatement of capital stock at December 31, 2002 (See Note 11).

When assets are retired or otherwise disposed of, the restated cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.

Depreciation is calculated using the straight-line method over the useful lives of the assets, as estimated by the Company and references from Comisión Federal de Telecomunicaciones (“Cofetel”). The estimated useful lives are as follows:

Years
Buildings	25
Telephone network	12 to 28
Billing and customer care software	7
Equipment:
Office	10
Computer	3
Transportation	4

e. Deferred charges and other assets, net

Deferred charges and other assets are recorded at acquisition cost and restated using inflation factors derived from the NCPI.

Pre-operating expenses consist of incorporation and operating costs incurred from October 13, 1995 (inception date) through roll-out completion, including wages, salaries and benefits, advertising and promotional expenses and professional fees. The Company ceased capitalizing such costs as long distance service was introduced in each of the initial 60 cities. Amortization is calculated using the straight-line method over a term of ten years.

Leasehold improvements are amortized over the shorter of the life of the improvement term or the lease term. Internal use software costs are amortized over three years.

f. Capitalized financing costs

The Company capitalizes the comprehensive financing costs attributable to assets under construction and pre-operating expenses. Capitalized comprehensive financing costs include interest costs, gains or losses from monetary position and foreign exchange gains or losses.

g. Long-lived assets

The Company evaluates potential impairment loss relating to long-lived assets, primarily real estate, equipment and pre-operating expenses, by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through discounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future discounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Assets to be disposed of are recorded at the lower of carrying amount or fair value less cost to sell. Testing whether an asset is impaired and for measuring the impairment loss is performed for assets groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

In 2002 and 2003, the Company performed an analysis of long-lived and intangible assets for impairment. In accordance with its analysis, expected future discounted cash flows are higher than the carrying value of the Company’s assets and, accordingly, the Company has not recognized any impairment loss.

h. Revenue recognition

Revenues from domestic and international long distance services are recognized based on minutes of traffic processed by the Company. Revenues from international long distance services into Mexico are recognized on the basis of the international long distance service regulations and the proportional return regulations.

Pursuant to the international long distance regulations issued by Cofetel, international long distance telephone traffic into and out of Mexico is routed using uniform settlement rates and the proportional return system. Under the proportional return system, incoming calls attempted are divided among Mexican carriers in proportion to the outgoing international traffic in call attempts originated by each of the carriers as determined by a committee composed of all the long distance carriers. During 2001, 2002 and 2003, certain incoming international telephone traffic, in calls attempted, allocated to the Company pursuant to the proportional return system was processed by Telmex and other long distance carriers.

In 2001, 2002 and 2003, the Company recorded revenue for the traffic it had the right to receive and expense to other carriers for processing the telephone traffic, based on the number of call attempts, converted to estimated minutes in conformity with the Company’s experience and the authorized rates. Estimated minutes are adjusted to actual minutes once known.

As a result of the agreements signed with Telmex, the Company agreed with Telmex to apply a fee per attempted call for the years 2002 and 2003, applicable to the attempts determined by the committee composed of long distance operators. This fee includes Telmex’s experience in converting estimated minutes per attempted call and the rates described below.

Revenue from international long distance services reflect income obtained under bilateral contracts between the Company and foreign operators, the amounts obtained from clients of the Company in Mexico and the income from the proportional return system described above. The aforementioned bilateral contracts determine the payment rates of the Company to foreign operators for the use of their telephone networks in long distance interconnections invoiced in Mexico and from the foreign operators to the Company for the use of the telephone network of the latter for the interconnection of calls invoiced outside of Mexico. Payment rates subject to these contracts are negotiated annually with each foreign operator and by the main operator in Mexico, currently Telmex, and they are recorded by Cofetel.

In 2001, Telmex submitted, for the approval of Cofetel, the rates of payments classification, contained in the contract entered into by Telmex and MCI International, which would be applicable to all settlement rates of international long distance services exchanged between Mexico and the United States. Cofetel authorized a US$0.155 per minute rate.

Due to the fact that Telmex had not reached a rates agreement with AT&T and excluded Alestra from the negotiation process for the applicable settlement rate, the Company contested such settlement rate, and therefore it used other settlement rates, which were agreed with its main foreign carrier, until an agreement was reached between Telmex and AT&T (See note 12-d). On January 24, 2003, Alestra entered into an omnibus agreement with Telmex in which, among other things, the Company settled any potential liability it may have had to Telmex as a result of the application of different settlement rates.

In 2002, Telmex submitted for the approval of Cofetel, the rates of payments classification, contained in the contract entered into by Telmex and the main foreign carriers of the United States, applicable to the settlement rates of international long distance services exchanged between Mexico and the United States. Cofetel authorized the following rates that were used by the Company during 2002 and 2003:

•	From January 1 to February 28, 2002, the settlements rate was US$0.135 per minute.

•	Telmex, MCI International and AT&T reached an agreement to reduce the settlement rates between Mexico and the United States for the period from March 1 to December 31, 2002 and for the year 2003. Under this agreement, a differentiated settlement rate scheme applies, depending on the city of termination in Mexico and the rates are US$0.055, US$0.0850 and US$0.1175 per minute. Mexican carriers will pay US$0.055 per minute for traffic terminated in the United States.

Revenues from installation and related costs are deferred and recognized over the estimated duration of the customer relationship.

All other revenues are recorded when services are rendered.

i. Transactions in foreign currency and exchange differences (Note 17)

Monetary assets and liabilities denominated in foreign currencies, mainly US dollars (US$), are stated in Mexican Pesos at the exchange rates in effect as of the balance sheet dates. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date, are charged or credited to comprehensive financial result.

j. Advertising

Advertising costs incurred prior to the commencement of operations were capitalized as part of the pre-operating costs of the Company. Prepaid airtime is amortized based on the transmission of the television spots. The related production costs are recognized in the results of operations the first time the advertising takes place. All other advertising costs are expensed as incurred.

k. Income taxes and employees’ statutory profit sharing (Note 15)

Income tax and employees’ statutory profit sharing are recorded using the assets and liabilities method with an integral approach. Under this method a deferred tax is recognized for all the differences between accounting and tax values of assets and liabilities.

l. Risk concentrations

Financial instruments (see Note 18) which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable, receivables from domestic operators and restricted investments.

The Company maintains its cash and cash equivalents with various major financial institutions, including BBVA Bancomer (a related party), and are principally invested in short-term deposits and money market accounts.

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Company maintains allowances for doubtful accounts based on the expected collectibility of all receivables (see Note 4).

Approximately 52.6%, 76.8% and 91.8% of the Company’s income related to international long distance services for the years ended December 31, 2001, 2002 and 2003, respectively, were generated from telephone traffic exchanged between AT&T (a related party) and the Company.

In order to service its customers, Alestra must interconnect with and use the telephone network of Telmex, the only current provider of local telephone services covering all of Mexico. The interconnection and other surcharge rates Alestra must pay Telmex are filed with Cofetel. For the years ended December 31, 2001, 2002 and 2003, interconnection costs, including special projects (see Note 14) amounted to Ps 1,342,577, Ps 989,384 and Ps 898,008, respectively.

m. Pension and seniority premiums

The cost of the employee retirement plans (pension and seniority premiums) that Servicios Alestra has established for its personnel are recognized as expenses of the years in which the services are rendered, in accordance with actuarial studies made by independent experts and in accordance with Bulletin D-3 “Labor Obligations” issued by the Mexican Institute of Public Accountants.

Other compensation based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Labor Law, is charged to income in the year in which it becomes payable.

n. Comprehensive income (loss)

As from January 1, 2001, the Company adopted the provisions of Statement B-4 “Comprehensive Income”, which require that the different concepts comprising the capital earned during the year are stated in the statement of changes in stockholders’ equity under the item called comprehensive expense or income.

o. New accounting principles

In January 2002, the MIPA issued Statement C-8 “Intangible Assets” effective as from January 1, 2003. This statement establishes criteria for the recognition of intangible assets, as well as their accounting treatment through particular valuation, disclosure and presentation regulations. The adoption of statement C-8 did not have any impact on Alestra’s consolidated financial statements.

In January 2002, the MIPA issued Statement C-9 “Liabilities, provisions, contingent assets and liabilities and commitments” effective as from January 1, 2003. This statement establishes the particular valuation, disclosure and presentation regulations of liabilities and provisions, as well as those for commitments and contingent assets and liabilities. The adoption of this Statement did not have any impact on the financial statements of the Company.

On January 1, 2004 the standards contained in Statement C –15 “Impairment of Long-Lived Assets and Their Disposal” issued by the Mexican Institute of Public Accountants became effective. This Statement contains general standards covering the identification and recording of losses due to impairment or reduction in value of long-lived assets, tangible or intangible, including goodwill, where applicable; in addition, it also describes standards for valuation of long-lived assets. As described in Note 3-g the Company has been applying this methodology and accordingly, does not expect to have any effect on its financial statement with the adoption of this standard.

In 2003, the MIPA issued new Statement C-12, “Financial Instruments Qualifying as Liabilities, Capital or Both” (“Statement C-12”), which highlights the differences between liabilities and stockholders’ equity from the viewpoint of the issuer, as a basis for identifying, classifying and recording the liability and capital components of combined financial instruments in their initial recognition. The new Statement C-12 establishes the methodology for separating liabilities and stockholder’s equity from the price received from the placement of combined financial instruments. That methodology is based on the residual nature of stockholders’ equity and avoids the use of fair values affecting stockholders’ equity in initial transactions. Additionally, it establishes that beginning on January 1, 2004, the initial costs resulting from the issuance of the combined instruments are assigned to liabilities and stockholders’ equity in the same proportion as the amounts of the components recognized as liabilities and stockholders’ equity; that the losses and incomes related to financial instrument components classified as liabilities are recorded in overall financing; and the yield distributions to owners of financial instrument components classified as stockholders’ equity are charged directly to a capital account other than the income account for the year. Although this Statement C-12 became effective on January 1, 2004, it is not required when restating information for prior periods or when recognizing an initial accrued effect on the income for the year it is adopted, in accordance with the provisions established in the transitory paragraph of the Statement C-12. The adoption of this Statement will not have a material effect on the consolidated financial statements.

4.	TRADE RECEIVABLES, NET

As of December 31, 2002 and 2003, trade receivables, net consist of the following:

	2002		2003
Trade receivables	Ps	1,016,874	Ps	708,960
Less: allowance for doubtful accounts		(501,261)		(238,254)

	Ps	515,613	Ps	470,706

For the years ended December 31, 2001, 2002 and 2003, the allowance for doubtful accounts is analyzed as follows:

	2001	2002	2003
Balance at beginning of year	(Ps434,079)	(Ps350,718)	(Ps501,261)
Provision charges (1)	(119,936)	(169,458)	(34,360)
Write off of receivables (Nominal value)	180,515	—	291,310
Restatement effect in constant pesos as of December 31, 2003	22,782	18,915	6,057

Balance at end of year	(Ps350,718)	(Ps501,261)	(Ps238,254)

(1)	The Company reserves trade receivables which are one day past due.

5.	ACCOUNTS RECEIVABLE AND PAYABLE AND TRANSACTIONS WITH AFFILIATES AND OTHER RELATED PARTIES

	2002		2003
Due from:
AT&T Corporation and affiliates	Ps	139,900	Ps	47,470
BBVA Bancomer and affiliates		21,349		14,213
Alfa and affiliates		27,361		29,214

	Ps	188,610	Ps	90,897

Due to:
AT&T Corporation and affiliates	Ps	42,952	Ps	44,532
Alfa and affiliates		1,893		—

Short-term accounts payables	Ps	44,845	Ps	44,532

AT&T Corporation and affiliates	Ps	23,483	Ps	34,700
Onexa		25,377		56,179

Long-term accounts payables (1)	Ps	48,860	Ps	90,879

(1)	The Company’s stockholders agreed that fees from administrative services collected by Onexa and AT&T from the Company be accrued on an annual basis but payable in 2006, in order to increase liquidity and as part of the financial restructuring process.

During 2001, 2002 and 2003, the main transactions carried out with affiliates and other related parties were as follows:

	2001		2002		2003
International long distance settlement revenue (a)	Ps	1,128,014	Ps	1,658,590	Ps	2,756,633
International long distance settlement expense (a)		283,151		850,632		1,737,422
Administrative services received (b)		57,091		55,952		38,287
Internet services costs (c)		9,447		2,772		3,514
Income from marketing services (d)		16,646		11,551		—
Interest income (e)		3,547		2,233		2,326
Trade and service marks license fee (f)		31,520		31,009		33,041
Technical services expenses (g)		72,543		32,089		4,512
Rent expense (h)		—		20,991		3,176
Other income (i)		—		—		95,035

(a)	These amounts represent mainly the income and expenses derived from the liquidation of international traffic between AT&T and Alestra, as well as the income from data services and local service with other affiliates. The international settlement rates used are in accordance with Note 3-h.

(b)	The Company has entered into several administrative service agreements with Onexa and AT&T. During the year ended December 31, 2003, the Company wrote off approximately Ps26,780 (US$2.5 million) on the conclusion of agreements entered into with AT&T in relation to a the dispute about the billing and costumer care platform provided by AT&T and in respect of the successful conclusion of the Company’s debt restructuring.

(c)	This amount corresponds to the costs of services received from an affiliate of AT&T regarding the payment of Internet Dial Up Services.

(d)	This amount corresponds to marketing services rendered by Servicios Alestra to AT&T in national territory.

(e)	This amount corresponds to investment interest and loans with affiliated companies.

(f)	The Company entered into a trade and service mark license agreement with AT&T, which allows the Company to use certain trade and service marks of AT&T in exchange for a minimum payment of Ps33,040 (US $3.0 million).

(g)	AT&T has agreed to provide certain technical services and software maintenance on an as needed basis. Such technical services have included assistance in telephone network design and engineering, billing software redesign and improvements and customer care, billing, planning and implementation of new services.

(h)	This amount corresponds to expenses for office leasing agreement held by and between Servicios Alestra and BBVA Bancomer.

(i)	Due to the success of the Company’s debt restructuring (See Note 10), AT&T paid the Company US$8.5 million under the agreements mentioned in paragraph b. above.

6.	PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets as of December 31, 2002 and 2003, consist primarily of advertising time, bank commissions and fees.

7.	REAL ESTATE AND EQUIPMENT, NET

As of December 31, 2002 and 2003, real estate and equipment, net, consists of the following:

	2002		2003
Land	Ps	140,312	Ps	140,312
Buildings		102,891		102,891
Furniture, fixtures and other		213,215		224,480
Hardware equipment		434,306		436,633
Transportation equipment		17,541		23,230
Telephone network		6,179,908		6,661,117
Billing and customer care software		1,057,172		1,088,334
Investments in progress		68,662		23,260

		8,214,007		8,700,257
Less: accumulated depreciation and amortization		(2,569,087)		(3,051,121)

Total	Ps	5,644,920	Ps	5,649,136

On September 26, 2000, the Company’s Management decided to substitute the original billing and customer care software that was in operation at that time. The new software started operating in June 2002 with the migration of residential clients. The Company initiated the accelerated amortization of the balance of the above mentioned billing and customer care software which was fully amortized by June 2002.

Amortization of billing and customer care software charged to income was Ps232,491, Ps60,169 and Ps88,403 for the years ended December 31, 2001, 2002 and 2003, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above was Ps468,568, Ps551,593 and Ps519,811 for the years ended December 31, 2001, 2002 and 2003, respectively.

Real estate and equipment as of December 31, 2003 includes net capitalized financial costs of Ps111,599. Investment in progress as of December 31, 2002 and 2003 consists mainly of investments in connections from the end customer to Alestra’s network.

8.	DEFERRED CHARGES AND OTHER ASSETS, NET

As of December 31, 2002 and 2003, deferred charges and other consist of the following:

	2002		2003
Pre-operating expenses (a)	Ps	2,030,572	Ps	2,030,572
Capitalized expenses derived from issuance of senior notes (b)		255,286		377,704
Frequency bands (c)		148,585		148,585
Leasehold improvements		113,610		113,092
Software (d)		448,328		444,318
Other assets		166,482		128,909

		3,162,863		3,243,180
Less: accumulated amortization		(1,788,420)		(2,160,924)

Total deferred charges and other	Ps	1,374,443	Ps	1,082,256

Amortization charged to income was Ps345,670, Ps357,677 and Ps281,252 for the years ended, December 31, 2001, 2002 and 2003, respectively.

a. Pre-operating expenses

	2002 and 2003
Wages, salaries and benefits	Ps	991,264
Advertising and promotion		589,051
Professional fees		86,479
Other		363,778

	Ps	2,030,572

At December 31, 2002 and 2003, pre-operating expenses included Ps44,254 of capitalized financing income.

b. Debt issuance costs

	2002		2003
Fees and expenses to agents:
Old Senior Notes (1)	Ps	255,286	Ps	17,165
New Senior Notes (2)		—		122,418

	Ps	255,286	Ps	139,583
Less: accumulated amortization		(109,294)		(1,832)

Total capitalized expenses	Ps	145,992	Ps	137,751

(1)	During 2003, the Company expensed as a special item, Ps110,180 (see Note 16) corresponding to debt issuance costs in respect of noteholders that accepted to exchange their Old Senior Notes for the New Senior Notes. The remaining Ps17,165 corresponds to the proportional debt issuance cost of the Old Senior Notes that were not exchange, which will be amortized over the term of the Old Senior Notes.

(2)	Fees and expenses incurred for the issuance of the New Senior Notes, will be amortized over the term of the New Senior Notes. Amortization charged to income for the year ended December 31, 2003 amounted to Ps1,832.

c. Frequency bands

In 1997, the Company obtained two national point-to-point wireless telecommunications concessions and three point-to-multipoint wireless concessions covering Mexico City, Monterrey and Guadalajara. The concessions are for 20 years beginning in 1998. The licenses are amortized on a straight-line basis over the license period. Frequency band amortization expense for the years ended December 31, 2001, 2002 and 2003 amounted to Ps7,849, Ps7,457 and Ps7,429, respectively.

d. Software

Software costs consist of purchased internal use software. Software amortization expense for the years ended December 31, 2001, 2002 and 2003, amounted to Ps83,677, Ps70,127 and Ps61,922, respectively.

9.	BANK LOANS AND NOTES PAYABLE

As of December 31, 2002 and 2003, bank loans and notes payable consist of the following:

	2002		2003
Notes payable to Hewlett Packard de México, S. A. de C. V. of US$19.2 million at a 10.08% annual rate for the supply of equipment for telecommunications projects with a maturity date in 2005. At December 31, 2003, the amount payable was US$9.8 million (US$ 15.0 million in 2002).	Ps	161,640	Ps	109,883
Capital lease contract with The Capita Corporation de México, S. A. de C. V., for US$7.0 million for telecommunications equipment. At December 31, 2003 the amount due was US$1.9 million (US$4.3 million in 2002).(1)		46,153		21,136

		207,793		131,019
Current portion of long term debt		(96,968)		(129,165)

Long term debt	Ps	110,825	Ps	1,854

(1)	The long term capital lease contract entered into to acquire telecommunications equipment which is denominated in US dollars amounted to Ps21,136 (US$1,881) as of December 31, 2003, bears an interest rate between 9.18% and 8.1%. This capital lease is payable in 36 monthly payments of Ps2,310 (US$224), maturing in June 2005.

Annual maturities of the long term capital lease are as follows:

	2003
2004	Ps	19,282
2005		1,854

	Ps	21,136

10.	SENIOR NOTES AND BANK LOANS

At December 31, 2002 and 2003, the senior notes are integrated as follows:

	2002		2003
A) New Senior Notes	Ps	—	Ps	3,418,272
B) Old Senior Notes		6,112,074		932,419

	Ps	6,112,074	Ps	4,350,691

A)	New Senior Notes

During November 2003, the Company successfully concluded the restructuring of its Old Senior Notes, as mentioned in Note 2. The Old Senior Notes holders who accepted the Company’s offer represented 85.5% of the Old Senior Notes, or approximately US$487 million of the principal amount.

The main characteristics of the New Senior Notes issued by the Company are:

a.	The maturity date is June 30, 2010 with partial amortizations as described below. The New Senior Notes bear interest at an annual rate of 8.0%, payable semi-annually in cash in arrears, on June 30 and December 30, starting on December 30, 2003.

The following table shows the amortization of the principal of the New Senior Notes:

Principal payment date	Percentage of original principal amount payable	Percentage of remaining original principal amount
December 30, 2005	2.0%	98.0%
June 30, 2006	2.0%	96.0%
December 30, 2006	2.0%	94.0%
June 30, 2007	5.5%	88.5%
December 30, 2007	5.5%	83.0%
June 30, 2008	6.5%	76.5%
December 30, 2008	6.5%	70.0%
June 30, 2009	6.5%	63.5%
December 30, 2009	6.5%	57.0%
June 30, 2010	57.0%	—

b.	The notes may be paid in advance at the Company’s option, totally or partially, at any time for an amount equal to 101% of the outstanding principal amount owing.

c.	In the event of a change in the Company’s control structure, for example in the case of the change of partners owning the social parts of the Company and with certain exceptions, the holders of the New Senior Notes will be entitled to demand that Alestra repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

d.	The issuance of these new notes includes certain covenants, which among other things, limit the Company’s ability in relation to the granting of liens, payment of dividends and sale of assets at values lower than fair market values and the presentation of financial information at certain dates. In addition, with some exceptions, these covenants limit a merger or spin-off of significant parts of the Company or its operations.

B) Old senior notes

The Old Senior Notes holders that did not accept the Company’s exchange offer continue to hold the Old Senior Notes in two tranches: seven-year notes maturing on May 15, 2006 in an aggregate principal amount of Ps416,688 (US$37 million) and ten year notes maturing on May 15, 2009 in an aggregate principal amount of Ps515,732 (US$46 million). Maturing on May 15, 2006 and 2009, respectively, with annual rates of 12.125% and 12.625%, respectively. In November 2003, the Company paid Old Senior Notes holders that did not accept the financial restructuring, past due interest from December 2002 through June 2003 and accrued interest due in November 2003.

The Old Senior Notes maintain some covenants which, among other things, limit the Company’s ability with respect to the granting of guarantees and liens.

11.	STOCKHOLDERS’ EQUITY

As part of the senior notes restructuring described in Note 2 and 10, in a resolution adopted outside the meeting held on November 17, 2003, Alestra’s stockholders agreed to increase the variable portion of its capital stock by US$100 million (Ps1,117,571 nominal), which were subscribed proportionally to the percentage of ownership of each shareholders; as such 51% of such amount were subscribed by Onexa and the remaining 49% by AT&T.

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance of the restatement of capital stock as of December 31, 2002 in the amount of Ps4,034,704 (Ps3,674,674 nominal) into the variable portion of the capital stock, and (ii) thereafter, reduce the variable portion of the capital stock for Ps9,339,779 (Ps8,982,284 nominal) and apply Ps1,188,401 (Ps1,142,913 nominal) against accumulated deficit from restatement and Ps8,151,378 (Ps7,839,371 nominal) against accumulated deficit. The above referenced capital transactions were distributed proportionally to the participation of each stockholder, 51% on Onexa and 49% on AT&T . These transactions did not represent a contribution or payment to the equity holders.

The capital stock of Alestra is variable with a fixed minimum of Ps300 and an unlimited maximum. As of December 31, 2003, the subscribed and paid-in capital stock at nominal value amounted to Ps1,181,346 (Ps5,371,386 in 2002). It is represented by common, nominative social parts of no par value, and is divided as follows: (a) Series “A”, which represents 51% of the social parts, grants full ownership and voting rights, and is restricted to Mexican investors; (b) Series “B” which represents no more than 49% of the social parts, grants full ownership and voting rights, and has no ownership restrictions; and (c) Series “N”, which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with article 113 of the General Law of Mercantile Organizations, and may be acquired by Mexican and foreign investors in accordance with the applicable legal regulations.

The Company’s capital stock at December 31, 2002, comprises the following:

Onexa, S. A. de C. V.				AT&T Telecom. México, Inc.
Series	Ownership (%)	Contribution		Series	Ownership (%)	Contribution		Total
“A”	17.85	Ps	958,792	“A”	—	Ps	—	Ps	958,792
“B”	—		—	“B”	17.15		921,192		921,192
“N”	33.15		1,780,615	“N”	31.85		1,710,787		3,491,402

Total	51.00	Ps	2,739,407	Total	49.00	Ps	2,631,979	Ps	5,371,386

The Company’s capital stock at December 31, 2003, comprises the following:

Onexa, S. A. de C. V.				AT&T Telecom. México, Inc.
Series	Ownership (%)	Contribution		Series	Ownership (%)	Contribution		Total
“A”	17.85	Ps	210,870	“A”	—	Ps	—	Ps	210,870
“B”	—		—	“B”	17.15		202,601		202,601
“N”	33.15		391,616	“N”	31.85		376,259		767,875

Total	51.00	Ps	602,486	Total	49.00	Ps	578,860	Ps	1,181,346

At December 31, 2002 the restated figures of stockholders’ equity were as follows:

	Nominal value		Restatement		Restated value
Capital stock:
Fixed	Ps	300	Ps	480	Ps	780
Variable		5,371,086		4,034,224		9,405,310

Total capital stock		5,371,386		4,034,704		9,406,090

Deficit from restatement		—		(1,188,401)		(1,188,401)
Accumulated losses		(6,413,999)		(1,737,379)		(8,151,378)

Total accumulated deficit		(6,413,999)		(2,925,780)		(9,339,779)

Majority interest		(1,042,613)		1,108,924		66,311
Minority interest		2		—		2

Total stockholders’ equity		(Ps1,042,611)	Ps	1,108,924	Ps	66,313

At December 31, 2003, the restated figures of stockholders’ equity were as follows:
	Nominal Value		Restatement		Restated value
Capital stock:
Fixed	Ps	300	Ps	12	Ps	312
Variable		1,181,046		7,329		1,188,375

Total capital stock		1,181,346		7,341		1,188,687

Gain from restatement		—		354,975		354,975
Accumulated income		929,923		(17,089)		912,834

Total accumulated income		929,923		337,886		1,267,809

Majority interest		2,111,269		345,227		2,456,496
Minority interest		2		—		2

Total stockholders’ equity	Ps	2,111,271	Ps	345,227	Ps	2,456,498

Net income for the year is subject to the decisions taken at of the General Stockholders’ Meeting, to the company’s by-laws and to the General Law of Mercantile Organizations, which establishes that in the event of a profit, 5% of such be aimed to increase the legal reserve, until such reserve is equal to 20% of the capital stock.

Dividends paid from the Net Tax Profit Account (NTPA) are not subject to income tax. For all other dividends, the Company shall pay 34% over the result of multiplying the dividend paid by a factor of 1.5152. The corresponding tax is payable by the company and may be credited against the income tax incurred by the Company in the three following years. Dividends paid are not subject to any withholding.

12.	CONTINGENCIES AND COMMITMENTS

a. At December 31, 2003 the Company had commitments from agreements to lease office space under operating leases. The leases are subject to escalation factors based on the NCPI. At December 31, 2003, future minimum lease payments under no cancelable operating leases with terms in excess of one year are as follows:

2004	Ps	67,833
2005		69,540
2006		69,174
2007		70,717
2008 and thereafter		146,745

	Ps	424,009

Rental expense was Ps71,647, Ps67,331 and Ps69,103 for the years ended December 31, 2001, 2002 and 2003, respectively.

b. As of December 31, 2002 and 2003, the Company obtained performance bonds for approximately Ps54,586 and Ps26,083, respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c. As of December 31, 2002 and 2003 the Company had outstanding commitments to acquire equipment and other capital expenditures related with the construction of its telecommunications network of approximately US$9.4 million (Ps101,024) and US$12.0 million (Ps135,854) respectively.

d. On October 23, 2002, Alestra promoted a nullity trial before the Federal Court of Fiscal and Administrative Justice, against the resolution issued by the Cofetel on August 6, 2002, through which it approved the liquidation tariffs applicable to 2002 and 2003 as agreed by Telmex and MCI International.

The Company’s attorneys are expecting a favorable resolution to the petition. On January 24, 2003, Alestra entered into an agreement with Telmex in which, among other things, Alestra settled any potential liabilities it could have had with Telmex as a result of the application of different international liquidations tariffs. It is important to mention that as from that date and up to September 2003, Alestra subscribed with Telmex, several international liquidation tariffs in order to settle different liabilities. If the motion is lost, Alestra will not be allowed to participate in the negotiation of international tariffs in the future, and the Court would rule in favor of Cofetel with respect to the legality of international tariffs negotiated by Telmex for 2002 and 2003. Even with an adverse resolution, Alestra would not incur in financial losses derived from the application of the different tariffs in 2002 and 2003 and could even have the right to make additional collections from the other telecommunications companies; therefore, the Company did not record anything in accounting.

e. In September 2003, WRH Global Securities Pooled Trust (“WRH”) commenced an action against the Company, its equity holders and the indenture trustee of the indentures governing its 12 1/8% Senior Notes due 2006 (“senior notes due 2006”) and its 12 5/8% Senior Notes due 2009 (“senior notes due 2009”, and together with the senior notes due 2006, the “senior notes due 2006 and 2009”) in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin the Company from consummating its exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against the Company to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it had sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003. The Company moved, and WRH cross-moved, for summary judgment on WRH’s claim that its senior notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling the court granted its motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate its senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, the Company, its equity holders and the indenture trustee of the indentures governing its senior notes due 2006 and 2009 moved to dismiss the amended complaint. The motion to dismiss the amended complaint is pending.

On October 6, 2003, Eximius filed a request for an insolvency declaration and a Concurso Mercantil (a Mexican reorganization proceeding) under the LCM against the Company before a court in the State of Nuevo Leon, Mexico.

In its petition, Eximius alleged, among other things, that its senior notes due 2006 and 2009 had been ipso facto accelerated pursuant to the Indentures dated May 17, 1999, between the Company and the Trustee (“U.S. Bank”), governing the senior notes due 2006 and 2009. Moreover, Eximius also alleged in its petition that the Company made certain statements in its Prospectus that constituted an admission in writing of its inability to pay its debts generally, and that therefore the Senior Notes had been ipso facto accelerated under the Indentures.

On October 28, 2003, the Monterrey court sent trial records to Mexico City. The Mexico City Judge thereafter returned the trial records to Monterrey requesting that the issue be resolved as per Commercial Code rules. The Company sought to have proceedings moved to the Mexico City court on the basis that the Monterrey court lacked jurisdiction. On January 21st, 2004, the Monterrey court ordered that the records be sent to Mexico City as a consequence of the Monterrey court’s lack of jurisdiction and on January 28th, 2004, the 8th Federal District Judge in the Mexico City court accepted the records.

On November 12, 2003, the Company answered the “Concurso Mercantil” petition. Among other defenses, the Company argued the lack of a cause of action derived from sections I and II of Article 10 of the LCM, since on the date when the answer was filed, more than 85% of the note holders of the Indentures had already consented to rescind all of their rights, including the acceleration of such notes.

On February 16, 2004, the Mexico City court appointed an expert to conduct the analysis of its financial situation required in the Concurso Mercantil process. The expert’s analysis will determine whether the Company meets the statutory presumptions of Articles 10 and 11 of the LCM and therefore whether the Company meets the financial tests for the Company to be placed in a Concurso Mercantil, however, the Company does not believe that it meets such presumptions. The Company does not believe that the statutory presumptions of Articles 10 and 11 of the LCM have been met.

f. Servicios Alestra has a contingent liability for indemnities payable to personnel in case of dismissal under certain circumstances set in forth the Mexican Federal Labor Law.

13.	SEGMENTS

The Company operates in four segments, mainly: national long distance, international long distance, data transmission and internet services and local services. The reported segments of the Company represent the specific types of telecommunications services and products that the company offers and internally analyzes.

The Company’s management uses the information as to income and costs of sales by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administrative and sales expenses, depreciation and amortization and obsolete assets per segment.

Accounting policies of the segments are the same than those described in the summary of significant accounting policies. The information on the Company’s segments for the years ended December 31, 2001, 2002 and 2003 are shown as follows:

	Long distance				Data and Internet		Local Service		Total
Years ended	National		International
2001
Revenues	Ps	2,136,274	Ps	1,551,154	Ps	612,165	Ps	33,575	Ps	4,333,168
Costs (excluding depreciation)		921,989		757,028		176,080		12,020		1,867,117

Gross profit	Ps	1,214,285	Ps	794,126	Ps	436,085	Ps	21,555		2,466,051

Operating expenses										(2,883,047)

Operating loss										(416,996)
Comprehensive financial result										(250,158)
Other expenses, net										(21,938)

Loss before provision for asset tax										(689,092)
Asset tax										(4,654)

Net loss										(Ps693,746)

2002
Revenues	Ps	1,502,046	Ps	2,159,463	Ps	816,905	Ps	137,397	Ps	4,615,811
Costs (excluding depreciation)		582,084		1,306,551		206,456		23,327		2,118,418

Gross profit	Ps	919,962	Ps	852,912	Ps	610,449	Ps	114,070		2,497,393

Operating expenses										(2,658,516)

Operating loss										(161,123)
Comprehensive financial result										(1,281,276)
Other expenses, net										(17,739)

Loss before provision for asset tax										(1,460,138)
Asset tax										(4,648)

Net loss										(Ps1,464,786)

	Long distance				Data and Internet		Local Service		Total
Years ended	National		International
2003
Revenues	Ps	1,243,097	Ps	2,977,039	Ps	1,084,662	Ps	219,151	Ps	5,523,949
Costs (excluding depreciation)		471,353		2,078,611		258,957		52,216		2,861,137

Gross profit	Ps	771,744	Ps	898,428	Ps	825,705	Ps	166,935		2,662,812

Operating expenses										(2,367,656)

Operating gain										295,156
Comprehensive financial result										(985,597)
Special item										1,507,697
Other income, net										99,429

Income before provision for asset tax										916,685
Asset tax										(3,851)

Net income									Ps	912,834

The Company does not have significant assets outside of Mexico. In 2003, 91.8% of the revenue from international long distance services of the Company is generated by AT&T (see Notes 3-1 and 5).

14.	COSTS OF SPECIAL PROJECTS

In connection with the liberalization of the Mexican long distance market, the Ministry of Communications authorized Telmex to charge each new long distance carrier a portion of the infrastructure cost incurred by Telmex to upgrade its system to allow interconnection (“Special Project Charges”). The Ministry of Communications issued a resolution on May 28, 1997 which set the total Special Project Charges at US$422 million (Ps4,525,079 at December 31, 2003) which amount increases at a 12% annual rate. The resolution requires the Special Project Charges to be billed on a monthly basis to each new long distance carrier based on the carriers’ percentage of total minutes of use, number of lines, number of interconnection ports and the total number of carriers interconnecting with Telmex, over a seven-year period. The current resolution also makes reference to an undefined maintenance fee to be paid by each new long distance carrier to Telmex.

As a result of a contract signed with Telmex, an December 29, 2000 Alestra agreed that Telmex has the right to recover US$422 million (Ps4,525,079) from interconnected operators as costs of special projects and an additional amount of US$ 132 million (Ps1,415,428) corresponding to the maintenance of such projects. It was also agreed that these amounts would increase at a 10% annual rate and that Telmex would pay its corresponding proportional part. The parties agreed that Alestra would make an advance payment of Ps137,432 (US$13.6 million) on December 29, 2000 when the contract was signed. The remaining 85% would be paid at a rate of US$0.0053 per minute of interconnection in addition to the interconnection rate and until the total amount is paid. The amount that Alestra is obligated to pay varies depending on its call volume and if Alestra does not connect any calls, it would not be obligated to make any special project payment to Telmex.

In order to comply with these special projects obligations, the Company has recorded total liabilities of Ps213,193 (US$19.9 million) and Ps107,889 (US$9.6 million) as of December 31, 2002 and 2003, respectively. The effect on costs for the years ended December 31, 2001, 2002 and 2003 amounted to a charge of Ps127,100 (US$ 12.1 million), Ps110,871 (US$10.7 million) and Ps88,014 (US$8.0 million), respectively.

15.	INCOME TAX AND ASSET TAX

Alestra and its subsidiary are subject separately to the payment of income tax and assets tax, which are computed by each legal entity. Tax losses can be carried forward for up to ten years and offset against any profits that the Company may generate during the period in accordance with the Income Tax Law.

The following items represent the principal differences between income taxes computed at the statutory tax rate and the Company’s provision for income taxes for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003
Statutory income tax rate	(35%)	(35%)	34%
Plus (less) permanent nondeductible and accumulated items, net:
Permanent nondeductible items	(1%)	3%	(2%)
Depreciation and amortization	38%	20%	(37%)
Other items	1%	—	—

	3%	(12%)	(5%)
Plus (less) temporary nondeductible and accumulated items, net:
Allowance for doubtful accounts	6%	4%	3%
Costs and provisions	(23%)	10%	31%
Noncumulative	9%	—	—

	(5%)	2%	29%
Unapplied (amortization of) tax loss carryforwards	5%	—	—
Applied tax loss carryforwards	—	(2%)	(29%)

Effective income tax rate	—	—	—

At December 31, 2002 and 2003 the main temporary differences for which deferred income tax was not recognized due to the Company’s tax loss carryforwards are:

	2002		2003
Noncumulative income	Ps	1,323	Ps	—
Allowance for doubtful accounts		(998,205)		(891,971)
Property and equipment, net		2,889,542		2,883,264
Preoperating expenses, net and other assets		701,779		417,595
Costs and provisions		1,002,579		794,707

Basis for calculation of deferred income tax	Ps	3,597,018	Ps	3,203,595

Tax loss carryforwards	Ps	(10,440,782)	Ps	(10,157,405)

Accumulated losses at December 31, 2003 may be carried forward after a restatement in conformity with the statutory future inflation rates, as follows:

2006	Ps	4,799,370
2007		3,076,802
2008		1,328,761
2009		117,661
2010		790,516
2011		25,882
2012		18,413

	Ps	10,157,405

In accordance with current tax law, Mexican companies must pay the higher of income tax or asset tax. Asset tax is determined on the average value of substantially all of the Company’s Mexican assets less certain liabilities. The asset tax showed in statement of income corresponds to Servicios Alestra.

16.	SPECIAL ITEM

As discussed in Note 2 and 10, on November 17, 2003, the Company concluded its debt restructuring process, by extinguishing US$487 million of its US$570 million Old Senior Notes, representing 85.5% of these notes. The Company issued US$304.2 million in New Senior Notes to exchange for Ps3,208,660 (US$287 million) of the Old Senior Notes and paid Ps1,229,000 (US$110 million) in cash to extinguish Ps2,236,000 (US$200 million) of the Old Senior Notes, resulting in a gain of Ps816,976 (US$73 million). Additionally, the Old Senior Notes holders that participated in the offer, agreed not to receive accrued and unpaid interest on their tendered Old Senior Notes and agreed that interest payments in the amount of Ps800,901 million (US$71.4 million) that were scheduled to be made on November 15, 2002 and May 15, 2003 were never due and payable.

In addition, the Company wrote-off capitalized debt issuance cost corresponding to the 85.5% of the Old Senior Notes for an amount of Ps110,180.

The special item in the statement of operations for the year ended December 31, 2003, is analyzed as follows:

Gain on extinguishment of debt	Ps	816,976

Gain on reversal of accrued interest
2002		444,951
2003		355,950

		800,901

Write-off of capitalized debt issuance cost of exchanged Old Senior Notes		(Ps110,180)

Total	Ps	1,507,697

17.	FOREIGN CURRENCY POSITION

As of December 31, 2002 and 2003 assets and liabilities, denominated in foreign currencies (US dollars) were as follows:

	Thousands of US dollars
	2002		2003
Assets	US$	10,531	US$	27,235
Short and long-term liabilities		(654,286)		(399,114)

Net		(US$643,755)		(US$371,879)

Non-monetary assets of foreign origin	US$	578,781	US$	595,988

Following is a consolidated summary of the main transactions in foreign currency:

	2001		2002		2003
Revenues	US$	125,458	US$	177,213	US$	261,750
Cost of services		(60,355)		(91,983)		(144,039)
Operating expenses		(28,492)		(29,585)		(22,776)
Interest expense		(76,291)		(79,664)		(69,366)
Interest income		5,137		1,139		234
Special item		—		—		144,148
Other income, net		4,209		1,432		11,432

Net (expense) gain		(US$30,334)		(US$21,448)	US$	181,383

The exchange rates at December 31, 2001, 2002 and 2003, were Ps9.1423, Ps10.3125 and Ps11.2360 per US dollar, respectively, as published by Banco de México (the Mexico central bank).

At March 1, 2004, the date of issuance of the financial statements, the exchange rate was Ps11.0715 per US dollar.

18.	FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies and accrued expenses and other payables, approximate fair value, due to the short term maturity of these instruments.

The fair value of the Company’s investment in restricted securities and senior notes are based on quoted market prices. The estimated fair values of these instruments at December 31, 2002 and 2003, are as follows:

2002
	Carrying amount	Fair value	Difference
Senior notes	Ps6,112,074	Ps2,078,105	Ps4,033,969

2003
	Carrying amount	Fair value	Difference
Senior notes	Ps4,350,691	Ps3,726,244	Ps624,447

The notes are thinly traded financial instruments; accordingly, their market price at any balance sheet date may not be representative of the price which would be derived from a more active market.

19.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 3), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Year ended December 31,
	2001	2002	2003
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican GAAP	(Ps693,746)	(Ps1,464,786)	Ps	912,834

U.S. GAAP adjustments:
Reversal of gain on extinguishment of debt recognized under Mexican GAAP:
Reversal of gain on extinguishment of debt	—	—		(816,976)
Interest expense on restructured debt, net	—	—		(324,232)
Debt issuance cost, net	—	—		(33,612)
Fifth amendment effect on depreciation expense	(105,055)	(105,965)		(78,208)
Reversal of preoperating expense amortization	211,284	211,284		211,284
Depreciation of capitalized comprehensive
financing costs under Mexican GAAP	(1,048)	(1,048)		(1,048)
Depreciation of capitalized interest under
U.S. GAAP	(6,331)	(6,331)		(6,331)

Total U.S. GAAP adjustments	98,850	97,940		(1,049,123)

Net loss under U.S. GAAP	(Ps594,896)	(Ps1,366,846)		(Ps136,289)

	2002		2003
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	66,313	Ps	2,456,498

U.S. GAAP adjustments:
Reversal of gain on extinguishment of debt recognized under Mexican GAAP:
Reversal of gain on extinguishment of debt		—		(816,976)
Interest expense on restructured debt, net		—		(324,232)
Debt issuance cost, net		—		(33,612)
Fifth amendment effect on real estate and equipment		758,136		325,358
Pre-operating expenses		(2,030,627)		(2,030,627)
Accumulated amortization of preoperating expenses		1,130,645		1,341,524
Minority interest under Mexican GAAP		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S. GAAP		44,255		44,255
Accumulated depreciation for comprehensive financing cost and interest capitalization		(22,122)		(29,501)

Total U.S. GAAP adjustments		(119,715)		(1,523,813)

Total stockholders’ equity under U.S. GAAP		(Ps53,402)	Ps	932,685

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2002		2003
Balance at beginning of period	Ps	1,313,444		(Ps53,402)
Capital contributions		—		1,122,376
Net loss for the year		(1,366,846)		(136,289)

Balance at end of period		(Ps53,402)	Ps	932,685

As explained in Note 11, on December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of December 31, 2002 and 2003 is as follows:

	2002		2003
Capital stock	Ps	9,406,090	Ps	10,528,466
Accumulated losses		(9,459,492)		(9,595,781)

Total stockholders’ equity under U.S. GAAP		(Ps53,402)	Ps	932,685

The following table presents summarized statements of income in constant Pesos, including all U.S. GAAP adjustments, for the years ended December 31, 2001, 2002 and 2003:

	2001		2002		2003
Net revenues	Ps	4,333,168	Ps	4,615,811	Ps	5,523,949
Cost of services (excluding depreciation presented separately below)		(1,867,117)		(2,118,418)		(2,861,137)
Administration and selling		(1,836,318)		(1,689,078)		(1,478,189)
Depreciation and amortization		(947,879)		(871,498)		(763,770)

Operating (loss) income		(318,146)		(63,183)		420,853

Comprehensive financial result:
Interest income		62,789		17,085		6,797
Interest expense		(832,497)		(857,437)		(329,637)
Exchange gains (losses)		272,744		(797,669)		(593,729)
Gain from monetary position		246,806		356,745		263,849

		(250,158)		(1,281,276)		(652,720)
Other (expense) income, net		(21,938)		(17,739)		99,429

Net loss before asset tax		(590,242)		(1,362,198)		(132,438)
Asset tax		(4,654)		(4,648)		(3,851)

Net loss		(Ps594,896)		(Ps1,366,846)		(Ps136,289)

Under Mexican GAAP minority interest, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Effects of the restructuring of the Old Senior Notes

As mentioned in Note 17, under Mexican GAAP, the effects of the restructuring are recorded as follows:

•	A gain of Ps816,976 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps800,901 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•	Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps110,180 and the capitalization of Ps127,893 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the old senior notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the old senior notes does not exceed the total future cash payments specified by the new senior notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps127,893 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps110,180 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old senior notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

The following table analyzes the differences between Mexican GAAP and US GAAP:

	Mexican GAAP	US GAAP	Difference
Gain on extinguishment of the old senior notes	Ps816,976	—	(Ps816,976)
Interest expense, net of gain on reversal of accrued and unpaid interest	Ps157,052	(Ps167,180)	(Ps324,232)
Debt issuance cost associated with troubled debt restructuring	(Ps116,019)	(Ps149,631)	(Ps 33,612)

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Pre-operating Expenses

Under Mexican GAAP, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on acquired assets under construction and on pre-operating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Deferred Income Taxes and Employees’ Statutory Profit Sharing

Starting January 1, 2000, the Company adopted the provisions of revised Statement D-4, “Accounting Treatment for Income Tax, Asset Tax and Employees’ Statutory Profit Sharing,” issued by the MIPA. This Statement significantly changes the previous accounting for determining deferred income taxes (the partial liability method), by establishing in its place the full liability method. Under this method, deferred tax assets and liabilities are recognized for all significant temporary differences between the carrying amounts of existing assets and liabilities as of the balance sheet date and their respective tax bases.

In the United States, Statement of Financial Accounting Standard No. 109 (“SFAS 109”), “Accounting for Income Taxes,” requires recognition of deferred tax assets and liabilities associated with differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, applying SFAS 109, at December 31, 2002 and 2003, are as follows:

	2002		2003
Deferred tax assets:
Net operating loss carryforwards	Ps	3,646,835	Ps	3,408,035
Noncumulative income		(463)		—
Allowance for doubtful accounts		397,930		303,270
Provisions not yet deductible and other		(350,902)		(270,200)

Total deferred tax assets		3,693,400		3,441,105

Deferred tax liabilities:
Property and equipment, net		1,011,340		980,310
Preoperating expenses, net and other assets		245,623		141,982

Total deferred tax liabilities		1,256,963		1,122,292

Net deferred tax assets		2,436,437		2,318,813
Valuation allowance		2,436,437		2,318,813

Deferred income taxes	Ps	—	Ps	—

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2002 and 2003, that more likely than not will not be realized.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for the years ended December 31, 2001, 2002 and 2003 prepared, after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to December 31, 2003 purchasing power.

	2001		2002		2003
OPERATING ACTIVITIES:
Net loss		(Ps594,896)		(Ps1,366,846)		(Ps136,289)
Adjustments to reconcile net loss to cash flows used in operating activities:
Gain from monetary position		(246,806)		(356,745)		(263,849)
Unrealized exchange losses		9,490		710,263		399,156
Depreciation and amortization		947,879		871,498		763,770
Allowance for doubtful accounts		131,818		174,458		35,078
Provision for special project charges		127,112		110,903		88,014
Changes in operating assets and liabilities:
Current assets		82,269		(160,709)		185,011
Current liabilities		(608,578)		248,120		(680,119)

Cash flows (used in) provided by operating activities		(151,712)		230,942		390,772

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(820,085)		(240,326)		(236,120)
Deferred charges and other assets		(130,908)		17,807		(10,400)
Restricted investment		724,570		371,292		—

Cash flows (used in) provided by investing activities		(226,423)		148,773		(246,520)

FINANCING ACTIVITIES:
Capital Contributions		—		—		1,122,376
Payments of bank loans and senior notes		—		(310,987)		(1,320,531)
Proceeds from bank loans		365,129		51,098		—

Cash flows provided by (used in) financing activities		365,129		(259,889)		(198,155)

Net effect of inflation on cash and cash equivalents		69,467		(223,162)		303,305

(Decrease) increase in cash and cash equivalents		56,461		(103,336)		249,402
Cash and cash equivalents, beginning of period		208,308		264,769		161,433

Cash and cash equivalents, end of period	Ps	264,769	Ps	161,433	Ps	410,835

Non-cash investing and financing activities:
Acquisition of equipment under capital leases and debt assumed	Ps	185,956	Ps	51,098	Ps	—

Interest and taxes paid:
Interest paid	Ps	785,993	Ps	24,491	Ps	322,489
Income taxes paid		4,654		3,561		3,851

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the consolidated financial statements.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing this annual report and have duly caused this annual report to be signed on our behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

By:	/s/ Patricio E. de la Garza

Patricio E. de la Garza Chief Financial and Administrative Officer

Date: March 30, 2004