Form 20-F/A
period 2003-12-31
ALESTRA
filed 2004-12-29
CIK 1098504

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Item 17 ☐ Item 18 ☒

Explanatory Note

This Form 20-F/A has been filed to amend (1) Note 19 Differences between Mexican GAAP and U.S. GAAP to our Consolidated Financial Statements included in Item 19. Exhibits and (2) other Items relating to Note 19 Differences between Mexican GAAP and U.S. GAAP to our Consolidated Financial Statements included in our Form 20-F for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 30, 2004.

There are no changes to our Mexican GAAP financial statements; however, we have changed the amount we previously reported in our U.S. GAAP reconciliation of the Reversal of gain on extinguishment of debt to properly reflect the application of Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS 15”), for the year ended December 31, 2003 only. Due to an inadvertent error, the gain from our debt restructuring was partially recognized in the year ended December 31, 2003 as a reduction of interest expense and we did not record the cost of the debt restructuring as an expense.

For the year ended December 31, 2003, the effect of the correction increases our reported loss under U.S. GAAP by Ps. 352.2 million and decreases our stockholders’ equity reported by the same amount. We anticipate that this increased loss in 2003 under U.S. GAAP will be offset by increased net income in future periods as we recognize the gains from our restructuring over the life of our restructured debt.

This Form 20-F/A consists of a cover page, this explanatory note, Item 3, Item 8, Item 15, Item 17, Item 18, Item 19, the signature page and Exhibits 12.1, 12.2, 13.1, and 13.2.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

In this annual report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra, S. de R.L. de C.V. and its sole subsidiary, Servicios Alestra, S.A. de C.V.

Cautionary statement on forward-looking statements

This annual report includes or incorporates forward-looking statements. These include statements with respect to our plans, strategies, beliefs and other statements that are not historical facts. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. These assumptions and beliefs include information concerning us and the economy and telecommunications industry in Mexico.

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
	(in millions of constant Pesos, excluding ratios)
STATEMENT OF INCOME
Mexican GAAP:
Revenues:
Domestic long distance	Ps.	2,017	Ps.	2,217	Ps.	2,136	Ps.	1,502	Ps.	1,243
International long distance		2,673		2,636		1,551		2,160		2,977
Data and internet services		252		383		612		817		1,085
Local services		—		—		34		137		219

Total		4,942		5,236		4,333		4,616		5,524
Cost of services (excluding depreciation):
Domestic long distance		(1,151)		(1,616)		(922)		(582)		(471)
International long distance		(1,438)		(1,119)		(757)		(1,307)		(2,079)
Data and internet services		(139)		(134)		(176)		(206)		(259)
Local services		—		—		(12)		(23)		(52)

Total		(2,728)		(2,869)		(1,867)		(2,118)		(2,861)
Gross profit: (1)
Domestic long distance		866		601		1,214		920		772
International long distance		1,235		1,517		794		853		898
Data and internet services		113		249		436		611		826
Local services		—		—		22		114		167

Total		2,214		2,367		2,466		2,498		2,663
Administrative, selling and other operating expenses		(1,857)		(1,786)		(1,836)		(1,689)		(1,479)
Depreciation and amortization		(821)		(893)		(1,047)		(970)		(889)
Operating (loss) income		(464)		(312)		(417)		(161)		295
Comprehensive financial result		(29)		(229)		(250)		(1,281)		(985)
Special item		—		—		—		—		1,508
Other income (expenses)		4		(41)		(22)		(18)		99
Asset tax		—		(5)		(5)		(5)		(4)
Net (loss) income		(489)		(587)		(694)		(1,465)		913

U.S. GAAP:
Revenues:
Domestic long distance	Ps.	2,017	Ps.	2,217	Ps.	2,136	Ps.	1,502	Ps.	1,243
International long distance		2,673		2,636		1,551		2,160		2,977
Data and internet services		252		383		612		817		1,085
Local and other services		—		—		34		137		219

Total		4,942		5,236		4,333		4,616		5,524
Cost of services (excluding depreciation):
Domestic long distance		(1,151)		(1,616)		(922)		(582)		(471)
International long distance		(1,438)		(1,119)		(757)		(1,307)		(2,079)
Data and internet services		(139)		(134)		(176)		(206)		(259)
Local services		—		—		(12)		(23)		(52)

Total		(2,728)		(2,869)		(1,867)		(2,118)		(2,861)
Gross profit: (1)
Domestic long distance		866		601		1,214		920		772
International long distance		1,235		1,517		794		853		898
Data and internet services		113		249		436		611		826
Local services		—		—		22		114		167

Total		2,214		2,367		2,466		2,498		2,663

	As of and for the year ended December 31,
		1999		2000		2001		2002		2003
Administrative, selling and other operating expenses		(1,857)		(1,786)		(1,836)		(1,689)		(1,479)
Depreciation and amortization		(689)		(784)		(948)		(871)		(764)
Operating (loss) income		(332)		(203)		(318)		(62)		421
Interest expense, net and other (6)		(29)		(229)		(250)		(1,281)		(878)
Other income (expenses) (6)		4		(41)		(22)		(18)		(27)
Asset tax		—		(5)		(5)		(5)		(4)
Net loss (6)	Ps.	(357)	Ps.	(478)	Ps.	(595)	Ps.	(1,367)	Ps.	(488)

BALANCE SHEET
Mexican GAAP:
Cash and cash equivalents	Ps.	1,249	Ps.	208	Ps.	265	Ps.	161	Ps.	411
Trade receivables		763		812		533		516		471
Real estate and equipment, net		5,989		5,831		5,589		5,645		5,649
Other assets		4,518		3,274		2,282		1,625		1,240

Total assets		12,519		10,125		8,669		7,947		7,771
Senior notes		6,786		6,278		5,726		6,112		4,351
Bank loans and notes payable		—		18		455		208		131
Total debt		6,786		6,296		6,181		6,320		4,482
Accounts payable		2,380		992		637		651		454
Other payables		404		678		747		909		378

Total liabilities		9,570		7,966		7,565		7,880		5,314
Contributed capital		9,406		9,406		9,406		9,406		1,189
Accumulated losses		(6,457)		(7,247)		(8,302)		(9,339)		1,268

Total stockholders’ equity		2,949		2,159		1,104		67		2,457

U.S. GAAP:
Cash and cash equivalents	Ps.	1,249	Ps.	208	Ps.	265	Ps.	161	Ps.	411
Trade receivables		763		812		533		516		471
Real estate and equipment, net		6,950		6,894		6,886		6,426		5,945
Other assets		2,995		1,960		1,194		724		705

Total assets		11,957		9,874		8,878		7,827		7,532
Senior notes (2)(6)		6,786		6,278		5,726		6,112		5,988
Bank loans and notes payable		—		18		455		208		131
Total debt (6)		6,786		6,296		6,181		6,320		6,119
Accounts payable		2,380		992		637		651		454
Other payables		404		678		748		909		378

Total liabilities (6)		9,570		7,966		7,565		7,880		6,951
Contributed capital		9,406		9,406		9,406		9,406		10,528
Accumulated losses (6)		(7,019)		(7,498)		(8,093)		(9,459)		(9,948)

Total stockholders’ equity (6)		2,387		1,908		1,313		(53)		581

CASH FLOW DATA:
Resources (used in) provided by (3)
Mexican GAAP:
Operating activities	Ps.	(442)	Ps.	(662)	Ps.	745	Ps.	(19)	Ps.	495
Investing activities		(1,855)		111		(574)		(223)		(247)
Financing activities		3,400		(489)		(115)		138		1
Cash flows (used in) provided by (3)

U.S. GAAP:

	As of and for the year ended December 31,
		1999		2000		2001		2002		2003
Operating activities	Ps.	(84)	Ps.	(1,479)	Ps.	(152)	Ps.	231	Ps.	391
Investing activities		(2,689)		190		(226)		149		(247)
Financing activities		4,008		—		365		(260)		(198)
OTHER FINANCIAL/OPERATING DATA:
(Unaudited):
Capital expenditures (Mexican GAAP)	Ps.	456	Ps.	661	Ps.	946	Ps.	243	Ps.	275
Minutes of traffic, domestic long distance		1,401		1,926		2,351		1,749		1,671
Minutes of traffic, international long distance		811		1,051		1,021		1,507		1,893
Employees (4)		1,856		1,922		2,067		1,910		1,876
Residential lines (5)		707		686		650		588		468
Business Lines (5)		89		98		111		95		80

(1)	Excluding depreciation.

(2)	Our principal payment obligation on the existing notes was $570 million. Fluctuations are the result of changes in the exchange rate.

(3)	Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican Pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.

(4)	Actual number of employees, not in millions.

(5)	In thousands, not millions.

(6)	The Company has restated amounts previously reported in the 2003 US GAAP reconciliation, to properly reflect the application of Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS 15”). See Note 19 for a discussion of the restatement.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve Bank of New York expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate (Pesos per dollar)
Year	High	Low	Average(1)	Period End
1994(2)	5.75	3.11	3.48	5.00
1995	8.05	5.27	6.53	7.74
1996	8.05	7.33	7.64	7.90
1997	8.41	7.72	7.97	8.07
1998	10.63	8.04	9.25	9.90
1999	10.60	9.24	9.56	9.48
2000	10.09	9.18	9.46	9.62
2001	9.97	8.95	9.33	9.14
2002	10.43	9.00	9.66	10.43
2003	11.40	10.11	10.79	11.24

Month
June 2004	10.74	10.24	10.50	10.46
July 2004	10.59	10.34	10.46	10.59
August 2004	11.06	10.59	10.78	11.06
September 2004	11.04	10.77	10.92	11.00
October 2004	11.32	10.97	11.18	11.06
November 2004	11.40	10.98	11.15	11.40

(1)	Average of month-end rates.

(2)	Beginning on December 22, 1994, the Mexican government eliminated the foreign exchange band and the Banco de México discontinued open market transactions to stabilize the Peso.

On December 28, 2004 the noon buying rate as provided by The Federal Reserve Bank of New York was Ps. 11.21 per 1.00 U.S. dollar.

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

In October 2003, Eximius Capital Funding, an entity related to WRH, filed a request for an insolvency declaration and a Concurso Mercantil under the Ley de Concursos Mercantiles (the “LCM”) against us before a court in the State of Nuevo Leon, Mexico. In its petition, Eximius alleged, among other things, that our senior notes due 2006 and 2009 had been accelerated. Eximius’ arguments before the Mexican courts are substantially identical to WRH’s arguments in the U.S. proceedings. On February 16, 2004, the Mexico City court appointed an expert to conduct the analysis of our financial situation. On May 11, 2004, the 8th Federal District Judge issued the corresponding judgment, stating that we did not meet any of the statutory requirements of the LCM and therefore do not meet the financial tests to be placed in a Concurso Mercantil. The judgment requires Eximius to pay all court fees and expenses, including legal and expert’s fees. Eximius appealed the judgment before the court of appeals. On September 21, 2004 the Court of Appeals (Primer Tribunal Unitario en materias civil y administrativas del Primer Circuito) confirmed the judgment of the lower court. Eximius subsequently filed an amparo (a federal jurisdictional appeal proceeding) which was admitted on October 14, 2004. By this procedure, Eximius is appealing the resolution of the Court of Appeals, resolution is pending. If Eximius is successful and we are subject to a Concurso Mercantil, we cannot predict the duration of the proceeding or its outcome. A reorganization would be likely to result in significant changes to our existing obligations, including our senior notes, which could include the cancellation or rescheduling of all or part of the obligations. During the pendency of any such proceeding our ability to operate or manage our business, to retain employees, to maintain existing or create new client relationships, to continue to collect payment for our services or to obtain any type of funding or financing would likely be materially adversely affected. Moreover, in the event of a Mexican bankruptcy/liquidation (quiebra) case, our operating concessions and our agreements for the use of the AT&T service mark, which is critical to our business, may be subject to termination. While we cannot assure you of the outcome, we intend to vigorously contest both the U.S. litigation and the petition for a Concurso Mercantil.

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

On October 14, 2004 and on December 20, 2004, we temporarily extended this agreement until December 31, 2004 and February 28, 2005 respectively to allow us to continue to negotiate in good faith with AT&T the terms and conditions of a five year extension of the license agreement.

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

Alestra’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Alestra and its consolidated subsidiary. In order to do so, Alestra will implement a process to evaluate the effectiveness of its internal control over financial reporting, as required by paragraph (c) of 17 CFR 240.13a-15 and 240.15d-15. Based upon that evaluation and its conclusions, the Chief Executive Officer and Chief Financial Officer will have to certify the effectiveness Alestra’s controls and procedures alerting them of material information required to be included in its Exchange Act filings. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives and management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures.

As of December 31, 2003, an evaluation was carried out under the supervision and with the participation of Alestra’s management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Alestra’s disclosure controls and procedures. As a result of a subsequent evaluation, an error was found with respect to the U.S. GAAP reconciliation for 2003 that required that the U.S. GAAP reconciliation for 2003 be restated. As described in more detail in Note 19 to the financial statements, the restatement related to the gain on extinguishment of debt. Such error was not detected as a result of a “reportable condition” (as defined under standards established by the American Institute of Certified Public Accountants) with respect to the procedures for preparation of the U.S. GAAP reconciliation. Other than as described above, Alestra’s Chief Executive Officer and its Chief Financial Officer have concluded that Alestra’s disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in Alestra’s reports under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in applicable legislation and that such information is accumulated and communicated to Alestra’s management (including its Chief Executive Officer and Chief Financial Officer) as appropriate to allow timely decisions regarding required disclosure. There were otherwise no significant changes in Alestra’s internal controls or in other factors that could significantly affect these controls subsequent to the date Alestra’s Chief Executive Officer and its Chief Financial Officer completed their evaluation.

PART III

Item 17. and 18.	Financial Statements.

Reference is made to Item 19 “Exhibits” for the financial statements filed as a part of this annual report.

Item 19.	Exhibits.

(a)	List of financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 19, as restated, to the consolidated financial statements.

PricewaterhouseCoopers

Miguel Angel Puente Buentello

Public Accountant

Monterrey, Nuevo León, México

March 1, 2004, except for Note 19, which is as of December 14, 2004

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

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 3), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Restatement: Alestra has changed the amount previously reported in the U.S. GAAP reconciliation for the Reversal of gain on extinguishment of debt, to properly reflect the application of Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” (“SFAS 15”). The gain recognized under Mexican GAAP presented in Note 16 should be eliminated under U.S. GAAP and the related interest cost and debt issue cost should also be adjusted. Due to an inadvertent error, the gain was not properly presented in the U.S. GAAP reconciliation. The restatement does not affect any of the Company’s Mexican GAAP financial statements.

For the year ended December 31, 2003, the correction of the error increases the reported loss under U.S. GAAP by Ps. 352,170 and decreases stockholders’ equity reported by the same amount.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Year ended December 31,
	2001	2002	2003
			(As restated)
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican GAAP	(Ps693,746)	(Ps1,464,786)	Ps	912,834

U.S. GAAP adjustments:
Reversal of gain on extinguishment of debt	—	—		(1,507,697)
Difference in interest expense	—	—		107,335
Reversal of debt issuance costs, net	—	—		(126,628)
Fifth amendment effect on depreciation expense	(105,055)	(105,965)		(78,208)
Reversal of preoperating expense amortization	211,284	211,284		211,284
Depreciation of capitalized comprehensive
financing costs under Mexican GAAP	(1,048)	(1,048)		(1,048)
Depreciation of capitalized interest under
U.S. GAAP	(6,331)	(6,331)		(6,331)

Total U.S. GAAP adjustments	98,850	97,940		(1,401,293)

Net loss under U.S. GAAP	(Ps594,896)	(Ps1,366,846)		(Ps488,459)

	2002		2003
			(As restated)
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	66,313	Ps	2,456,498

U.S. GAAP adjustments:
Effect on total debt of extinguishment		—		(1,400,362)
Effect on debt issuance costs		—		(127,893)
Accumulated amortization of debt issuance costs		—		1,265
Fifth amendment effect on real estate and equipment		758,136		325,358
Pre-operating expenses		(2,030,627)		(2,030,627)
Accumulated amortization of preoperating expenses		1,130,645		1,341,524
Minority interest under Mexican GAAP		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S. GAAP		44,255		44,255
Accumulated depreciation for comprehensive financing costs and interest capitalization		(22,122)		(29,501)

Total U.S. GAAP adjustments		(119,715)		(1,875,983)

Total stockholders’ equity under U.S. GAAP		(Ps53,402)	Ps	580,515

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2002		2003
			(As restated)
Balance at beginning of period	Ps	1,313,444		(Ps53,402)
Capital contributions		—		1,122,376
Net loss for the year		(1,366,846)		(488,459)

Balance at end of period		(Ps53,402)	Ps	580,515

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

	2002		2003
			(As restated)
Capital stock	Ps	9,406,090	Ps	10,528,466
Accumulated losses		(9,459,492)		(9,947,951)

Total stockholders’ equity under U.S. GAAP		(Ps53,402)	Ps	580,515

The following table presents summarized statements of income in constant Pesos, including all U.S. GAAP adjustments, for the years ended December 31, 2001, 2002 and 2003:

	2001		2002		2003
					(As restated)
Net revenues	Ps	4,333,168	Ps	4,615,811	Ps	5,523,949
Cost of services (excluding depreciation presented separately below)		(1,867,117)		(2,118,418)		(2,861,137)
Administration and selling		(1,836,318)		(1,689,078)		(1,478,189)
Depreciation and amortization		(947,879)		(871,498)		(763,770)

Operating (loss) income		(318,146)		(63,183)		420,853

Comprehensive financial result:
Interest income		62,789		17,085		6,797
Interest expense		(832,497)		(857,437)		(555,179)
Exchange gains (losses)		272,744		(797,669)		(593,729)
Gain from monetary position		246,806		356,745		263,849

		(250,158)		(1,281,276)		(878,262)
Debt issuance costs, net		—		—		(126,628)
Other (expense) income, net		(21,938)		(17,739)		99,429

Net loss before asset tax		(590,242)		(1,362,198)		(484,608)
Asset tax		(4,654)		(4,648)		(3,851)

Net loss		(Ps594,896)		(Ps1,366,846)		(Ps488,459)

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

	2001		2002		2003
					(As restated)
OPERATING ACTIVITIES:
Net loss		(Ps594,896)		(Ps1,366,846)		(Ps488,459)
Adjustments to reconcile net loss to cash flows used in operating activities:
Gain from monetary position		(246,806)		(356,745)		(263,849)
Unrealized exchange losses		9,490		710,263		399,156
Depreciation and amortization		947,879		871,498		763,770
Allowance for doubtful accounts		131,818		174,458		35,078
Provision for special project charges		127,112		110,903		88,014
Changes in operating assets and liabilities:
Current assets		82,269		(160,709)		185,011
Current liabilities		(608,578)		248,120		(327,949)

Cash flows (used in) provided by operating activities		(151,712)		230,942		390,772

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(820,085)		(240,326)		(236,120)
Deferred charges and other assets		(130,908)		17,807		(10,400)
Restricted investment		724,570		371,292		—

Cash flows (used in) provided by investing activities		(226,423)		148,773		(246,520)

FINANCING ACTIVITIES:
Capital Contributions		—		—		1,122,376
Payments of bank loans and senior notes		—		(310,987)		(1,320,531)
Proceeds from bank loans		365,129		51,098		—

Cash flows provided by (used in) financing activities		365,129		(259,889)		(198,155)

Net effect of inflation on cash and cash equivalents		69,467		(223,162)		303,305

(Decrease) increase in cash and cash equivalents		56,461		(103,336)		249,402
Cash and cash equivalents, beginning of period		208,308		264,769		161,433

Cash and cash equivalents, end of period	Ps	264,769	Ps	161,433	Ps	410,835

Non-cash investing and financing activities:
Acquisition of equipment under capital leases and debt assumed	Ps	185,956	Ps	51,098	Ps	—

Interest and taxes paid:
Interest paid	Ps	785,993	Ps	24,491	Ps	322,489
Income taxes paid		4,654		3,561		3,851

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

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing this report and have duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

By:	/s/ Patricio E. de la Garza
Patricio E. de la Garza Chief Financial and Administrative Officer

Date: December 29, 2004