Form 20-F
period 2004-12-31
ALESTRA
filed 2005-03-30
CIK 1098504

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number: 333-11084

Alestra, S. de R.L. de C.V.

(Exact name of Registrant as specified in its charter)

ALESTRA

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

Garza García N.L. 66260 México

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name on Each Exchange On Which Registered
8% Senior Notes due 2010	The New York Stock Exchange

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

This annual report includes or incorporates forward-looking statements, which include statements with respect to our plans, strategies, beliefs and other statements that are not historical facts. These statements are based on our management’s assumptions and beliefs in light of the information currently available to them. These assumptions and beliefs include information concerning us and the Mexican economy and telecommunications industry.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	the competitive nature of providing long distance, data and internet and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions in the U.S. and Mexico;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

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

A. Selected Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiary. The financial information presented as of and for the fiscal years ended December 31, 2002, 2003 and 2004 was derived from our audited consolidated financial statements included elsewhere in this annual report. The financial information presented as of and for the fiscal years ended December 31, 2000 and 2001 was derived from our audited financial statements that are not included in this annual report.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 19 to the consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of majority net income and total stockholders’ equity.

Mexican GAAP also requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this annual report is presented in constant Pesos as of December 31, 2004, unless otherwise noted. See Note 3b to our audited financial statements. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this annual report to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation.

The following data should be read in conjunction with, and is qualified in its entirety by reference to, the “Operating and Financial Review and Prospects “ and our financial statements, including the notes thereto, included elsewhere in this annual report.

	As of and for the year ended December 31,
	2000		2001		2002		2003		2004
	(in millions of constant Pesos, excluding ratios)
STATEMENT OF INCOME
Mexican GAAP:
Revenues:
Long distance services	Ps.	5,105	Ps.	3,879	Ps.	3,852	Ps.	4,440	Ps.	3,251
Data, internet and local services		403		680		1,004		1,371		1,617

Total		5,508		4,559		4,855		5,811		4,868
Cost of services (excluding depreciation):
Long distance services		(2,877)		(1,766)		(1,987)		(2,682)		(1,965)
Data, internet and local services		(141)		(198)		(241)		(327)		(382)

Total		(3,018)		(1,964)		(2,228)		(3,009)		(2,347)

Gross profit: (1)
Long distance services		2,228		2,112		1,865		1,757		1,287
Data, internet and local services		262		482		763		1,045		1,234

Total		2,490		2,594		2,628		2,802		2,521
Administrative, selling and other operating expenses		(1,879)		(1,931)		(1,778)		(1,555)		(1,426)
Depreciation and amortization		(939)		(1,102)		(1,020)		(936)		(914)
Operating (loss) income		(328)		(439)		(170)		310		181
Comprehensive financial result		(241)		(263)		(1,348)		(1,037)		(234)
Special item		—		—		—		1,586		—
Other income (expenses)		(43)		(23)		(19)		105		(28)
Asset tax		(5)		(5)		(5)		(4)		(3)
Net (loss) income		(617)		(730)		(1,542)		960		(84)

U.S. GAAP:
Revenues:
Long distance services	Ps.	5,105	Ps.	3,879	Ps.	3,852	Ps.	4,440	Ps.	3,251
Data, internet and local services		403		680		1,003		1,371		1,617

Total		5,508		4,559		4,855		5,811		4,868
Cost of services (excluding depreciation):
Long distance services		(2,877)		(1,766)		(1,987)		(2,682)		(1,965)
Data, internet and local services		(141)		(198)		(241)		(327)		(382)

Total		(3,018)		(1,964)		(2,228)		(3,009)		(2,347)
Gross profit: (1)
Long distance services		2,228		2,112		1,865		1,757		1,287
Data, internet and local services		262		482		763		1,045		1,234

Total		2,490		2,594		2,628		2,802		2,521
Administrative, selling and other operating expenses		(1,879)		(1,931)		(1,778)		(1,555)		(1,426)
Depreciation and amortization		(824)		(997)		(916)		(803)		(784)
Operating (loss) income		(213)		(333)		(66)		443		311
Comprehensive financial result		(241)		(263)		(1,348)		(924)		31
Other income (expenses)		(43)		(23)		(19)		(28)		(31)
Asset tax		(5)		(5)		(5)		(4)		(4)
Net (loss) income		(502)		(624)		(1,438)		(513)		307

BALANCE SHEET
Mexican GAAP:
Cash and cash equivalents	Ps.	219	Ps.	279	Ps.	169	Ps.	432	Ps.	634

Trade receivables		854		561		543		495		361
Real estate and equipment, net		6,134		5,879		5,938		5,942		5,645
Other assets		3,444		2,400		1,709		1,305		1,099

Total assets		10,651		9,119		8,359		8,174		7,739
Senior notes		6,604		6,023		6,429		4,577		4,362
Bank loans and notes payable		19		479		219		137		64
Total debt		6,623		6,502		6,648		4,714		4,426
Accounts payable		1,043		670		685		478		502
Other payables		714		786		956		398		344

Total liabilities		8,380		7,958		8,289		5,590		5,272
Contributed capital		9,894		9,894		9,894		1,250		1,250
Accumulated losses (income)		(7,623)		(8,733)		(9,823)		1,334		1,217

Total stockholders’ equity		2,271		1,161		70		2,584		2,467

U.S. GAAP:
Cash and cash equivalents	Ps.	219	Ps.	279	Ps.	169	Ps.	432	Ps.	634
Trade receivables		854		561		543		495		361
Real estate and equipment, net		7,252		7,243		6,760		6,255		5,894
Other assets		2,062		1,256		762		626		643

Total assets		10,387		9,339		8,234		7,808		7,532
Senior notes		6,604		6,023		6,429		6,184		5,704
Bank loans and notes payable		19		479		219		138		64
Total debt		6,623		6,502		6,648		6,322		5,768
Accounts payable		1,043		670		685		478		502
Other payables		713		787		956		398		344

Total liabilities		8,379		7,959		8,289		7,198		6,614
Contributed capital		9,894		9,894		9,894		11,074		11,074
Accumulated losses (income)		(7,887)		(8,513)		(9,950)		(10,464)		(10,157)

Total stockholders’ equity		2,007		1,381		(56)		610		917

CASH FLOW DATA:
Resources (used in) provided by (2)
Mexican GAAP:
Operating activities		(Ps.696)	Ps.	784	Ps.	(20)	Ps.	521	Ps.	890
Investing activities		117		(604)		(234)		(259)		(400)
Financing activities		(514)		(121)		145		1		(288)
U.S. GAAP:
Operating activities		(1,575)		(159)		242		411		571
Investing activities		199		(237)		156		(260)		(318)
Financing activities		—		384		(273)		(208)		(69)

OTHER FINANCIAL/OPERATING DATA:
(Unaudited):
Capital expenditures (Mexican GAAP)	Ps.	695	Ps.	995	Ps.	256	Ps.	289	Ps.	420
Minutes of traffic, domestic long distance		1,926		2,351		1,749		1,671		1,479
Minutes of traffic, international long distance		1,051		1,021		1,507		1,893		2,060
Employees (3)		1,922		2,067		1,910		1,876		1,952
Residential lines (4)		686		650		588		468		400
Business lines (4)		98		111		95		80		80

(1)	Excluding depreciation.

(2)	Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican Pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.

(3)	Actual number of employees, not in millions.

(4)	In thousands, not millions.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve Bank of New York expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate (Pesos per dollar)
Year	High	Low	Average(1)	Period End
2000	10.09	9.18	9.46	9.62
2001	9.97	8.95	9.33	9.14
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15

Month
September 2004	11.60	11.39	11.49	11.39
October 2004	11.54	11.24	11.40	11.54
November 2004	11.53	11.24	11.37	11.24
December 2004	11.33	11.11	11.20	11.15
January 2005	11.41	11.17	11.26	11.21
February 2005	11.21	11.04	11.14	11.09

(1)	Average of month-end rates.

On March 25, 2005 the noon buying rate as provided by The Federal Reserve Bank of New York was Ps.11.27 per 1.00 U.S. dollar.

The Mexican economy has experienced current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into U.S. dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including the senior notes.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Factors relating to us

We have a history of substantial losses and expect to incur future losses

Since our inception in 1995, we have incurred a cumulative net loss of Ps.7,698.6 million, and, except for 2003 when we restructured our senior notes due 2006 and 2009, we have incurred losses in each year since our inception. We incurred a net loss of Ps.1,540.8 million during 2002, a net profit of Ps.960.2 million during 2003 and a net loss of Ps.84.4 million during 2004. As a result of our high debt service burden, lower international settlement payments received from foreign telephone carriers and lower domestic long distance rates resulting from competition from other domestic carriers, we anticipate that we could incur net losses for at least the next several quarters.

A holder of our senior notes due 2009 commenced a legal action against us in the United States alleging, among other things, that our senior notes due 2009 have been accelerated, and a holder of our senior notes due 2009 that is affiliated with the U.S. litigant commenced a legal action against us in Mexico requesting a Concurso Mercantil (a Mexican reorganization proceeding) based in part on the alleged acceleration

In September 2003, WRH Global Securities Pooled Trust, or WRH, commenced an action against us, our equity holders and the indenture trustee of the indentures governing our 12 1/8% Senior Notes due 2006 and our 12 5/8% Senior Notes due 2009 in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin us from consummating our exchange offers and consent solicitations. The Court denied WRH’s motions and the exchange offers and consent solicitations were consummated on November 17, 2003. Subsequently, in an oral ruling, the court granted our motion for partial summary judgment on WRH’s claim that our senior notes due 2006 and 2009 had been ipso facto accelerated and dismissed WRH’s cross-motion. In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate our senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, we, our equity holders and the indenture trustee of the indentures governing our senior notes due 2006 and 2009 moved to dismiss the amended complaint. The motion to dismiss the amended complaint has been fully briefed and is pending before the Court. If WRH were to succeed on its ipso facto acceleration claim, then the entire principal amount of our senior notes due 2006 and 2009 of $83.0 million would become due and payable, and we may not have sufficient liquidity available to pay the principal and interest due on those notes. In addition, an ipso facto acceleration may cause a cross default under our other indebtedness, including $304.2 million of the senior notes due 2010.

In October 2003, Eximius Capital Funding, an entity related to WRH, filed a request for an insolvency declaration and a Concurso Mercantil under the Ley de Concursos Mercantiles, or LCM, against us before a court in the State of Nuevo Leon, Mexico. In its petition, Eximius alleged, among other things, that our senior notes due 2006 and 2009 had been accelerated. Eximius’ arguments before the Mexican courts are substantially identical to WRH’s arguments in the U.S. proceedings. On February 16, 2004, the Mexico City court appointed an expert to conduct the analysis of our financial situation. On May 11, 2004, the 8th Federal District Judge issued the corresponding judgment, stating that we did not meet any of the statutory requirements of the LCM and therefore do not meet the financial tests to be placed in a Concurso Mercantil. The judgment requires Eximius to pay all court fees and expenses, including legal and expert’s fees. Eximius appealed the judgment before the court of appeals. On September 21, 2004 the Court of Appeals (Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito) confirmed the judgment of the lower court. Eximius subsequently filed an amparo (a federal jurisdictional appeal proceeding) which was admitted on October 14, 2004. By this procedure, Eximius is appealing the resolution of the Court of Appeals and final resolution is pending. If Eximius is successful and we are subject to a Concurso Mercantil, we cannot predict the duration of the proceeding or its outcome. A reorganization would be likely to result in significant changes to our existing obligations, including our senior notes, which could include the cancellation or rescheduling of all or part of the obligations. During the pendency of any such proceeding our ability to operate or manage our business, to retain employees, to maintain existing or create new client relationships, to continue to collect payment for our services or to obtain any type of funding or financing would likely be materially adversely affected. Moreover, in the event of a Mexican bankruptcy/liquidation (quiebra) case, our operating concessions and our agreements for the use of the AT&T service mark, which is critical to our business, may be subject to termination. While we cannot assure you of the outcome, we intend to vigorously contest both the U.S. litigation and the petition for a Concurso Mercantil.

As a result of a high level of competition and an oversupply of fiber optic capacity, the average price of our long distance services has declined significantly, and may continue to decline, further reducing our revenues

We are heavily dependent on domestic and international long distance services, which accounted for 66.8% of our revenues for 2004, 76.4% of our revenues for 2003 and 79.3% of our revenues for 2002. Average prices for long distance calls in Mexico declined more than 60% in real terms from December 2000 to December 2004, and declined more than 45% in real terms from December 2003 to December 2004. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. Should our competitors continue to attempt to increase market share by reducing the price they charge for long distance calls, we expect to continue to experience a drop in revenues as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. Our revenues from long distance services may continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

Our ability to generate positive cash flow will depend on our ability to successfully compete in the local, data and internet services market in Mexico

As a result of our decreasing revenues from long distance services and the uncertainty resulting from the expiration in August of 2004 of the proportionate return system for calculating and allocating revenues relating to incoming international long distance minutes, we have been refocusing our resources and marketing efforts on capturing future growth in local, data, packet switching and internet services in Mexico. The successful implementation of this strategy is critical to our ability to continue as a going concern. This strategy poses many risks, including but not limited to:

•	the continuous, rapid and significant changes in technology and new products in the data and internet services market;

•	the high level of capital expenditures required to provide data and internet services to business customers and to keep abreast of technological change;

•	the highly competitive nature of the data and internet services market;

•	the superior competitive position of some of our competitors, including Teléfonos de México S.A. de C.V., or Telmex, which is the dominant provider of telecommunications services in Mexico and who may be better positioned to offer business clients, our primary target market, bundled data and voice services at lower prices;

•	the limited number of high-usage customers in Mexico;

•	the limited flexibility of the telecommunications regulatory framework to address technological change;

•	new competition from cable TV and terrestrial microwave TV providers, who have been recently authorized by the Secretaría de Comunicaciones y Transportes, or the SCT, to provide bi-directional data and internet broadband services to the Mexican public, and to provide the transport of voice services, acting as carrier of carriers, including VoIP services, to other telecommunication companies; and

•	the introduction of WiFi/WiMax technology in Mexico, of which Telmex is the main provider, which could allow Telmex to capture even more of the broadband services market.

Competition in the data and internet services market has significantly increased as our competitors, including Telmex, Avantel S.A. and Axtel S.A. de C.V., among others, have also faced decreasing margins from voice services and shifted their focus to data and internet services. If we are unsuccessful in our strategy of focusing on the data and internet services market in Mexico, and are unable to obtain the benefits of these higher-margin businesses, our financial results will be materially and adversely impacted and our ability to service our obligations under our senior notes will be severely impaired.

The SBC Communications acquisition of AT&T could have a material adverse effect on our operations and our financial results

On January 31, 2005, AT&T and SBC Communications Inc., or SBC, announced that their boards had reached an agreement, which has already been filed at the SEC as form 8K, commission file 1-8610 (January 31, 2005), under which SBC will acquire AT&T. The acquisition is subject, among other things, to the approval of AT&T’s shareholders and the relevant regulatory authorities. If approved, the deal is expected to close in the first half of 2006.

SBC, either directly or indirectly, is the second largest shareholder of Telmex, our principal competitor, owning approximately 7.6% of its outstanding shares which entitles it to voting rights of approximately 21% in Telmex. If SBC acquires AT&T, such acquisition may adversely affect:

•	our relationship with AT&T, or any successor company,

•	the relationship between our shareholders, Onexa and AT&T,

•	our ability to use the AT&T brand name, under which we market all of our services,

•	our participation in the AT&T global network, which is important to the growth of our data and internet services business,

•	our access to AT&T’s technology, and

•	our interconnection and commercial arrangements with AT&T.

In addition, if SBC acquires AT&T, since SBC will own approximately 7.6% of the shares of Telmex which entitles it to voting rights of approximately 21% in Telmex, SBC will need to file under the Mexican Federal Competition (“COFECO”) an application for approval of such transaction. COFECO could approve, reject or give a conditional approval. In the latter scenario, one possibility is that COFECO grants a conditional approval asking SBC to divest either its position on Telmex or its position on Alestra and under those circumstances, if SBC chooses to sell or divest its stake in us or to reduce or terminate (divest) AT&T’s participation in Mexico through us, such sale or divestiture could adversely affect our operations and financial results.

In addition, any sale or divestiture by SBC of its stake in us could result in a change of control under the indenture governing our senior notes due 2010. If there is a change of control, we will be required to make an offer to repurchase all of our outstanding senior notes due 2010 at a purchase price equal to 101% of their principal amount. We may not have, or have access to, sufficient funds to repurchase our outstanding senior notes due 2010, which would be an Event of Default under the indenture governing those notes.

We cannot predict the outcome of SBC’s agreement to acquire AT&T and the effects it could have on us.

We rely on the use of the AT&T service mark to market all of our services to our customers and are currently negotiating a renewal of the existing agreement with AT&T to use the AT&T service mark

We currently use the AT&T registered service mark to market all of our services. If we are unable to use the AT&T service mark, our ability both to attract new customers and to retain existing customers likely would be materially impaired. Our use of this service mark is governed by a license agreement between us and AT&T which was scheduled to expire on October 16, 2004.

On October 14, 2004, December 20, 2004 and February 23, 2005, we temporarily extended this agreement until December 31, 2004, February 28, 2005, and May 31, 2005, respectively, to allow us to continue to negotiate in good faith with AT&T the terms and conditions for an extension of the license agreement. Our ability to enter into a long-term extension of the license agreement may be adversely impacted by AT&T’s recent agreement to be acquired by SBC Communications. See “The SBC Communications acquisition of AT&T could have a material adverse effect on our operations and our financial position”

If this agreement is not renewed, we may not be able to use the AT&T service mark. If we are unable to use the AT&T service mark, our operations and financial results would likely be materially and adversely affected. In addition, we cannot predict whether any extension of or new agreement regarding the AT&T service mark will be on terms as favorable as the current agreement governing the AT&T service mark.

Our equity holders, AT&T and Onexa, may have differing interests, and we may not be able to undertake important business actions if they do not agree

AT&T Telecom Mexico Inc. is the direct holder of AT&T Corp.’s equity interest in us. AT&T Mexico and Onexa currently are able to elect all of our directors and are able to exercise control over our business, policies and affairs. Under our bylaws, actions approved by a majority of the board of directors must also be approved by at least one director elected by AT&T Mexico and one director elected by Onexa S.A. de C.V. In addition, under the joint venture agreement dated October 17, 1996, as amended, among AT&T, AT&T Mexico, Alfa, S.A. de C.V., BBVA Bancomer S.A., Onexa and ourselves, a number of important corporate actions are subject to approval by each of AT&T Mexico and Onexa. The failure of AT&T and Onexa to reach an agreement on how we operate our business or otherwise may delay or inhibit us from exercising our business strategy.

As a result of technological and regulatory changes, we may face competition in the future from new market participants, which may result in lower prices for telecommunication services and/or a loss of market share

As a result of technological and regulatory changes, cable network operators and VoIP providers may enter the Mexican telecommunications market, increasing the level of competition. Several cable network providers have recently requested that the SCT modify their concessions to allow them to offer telephone services directly to the public, but the SCT has recently passed a resolution allowing cable network providers to provide only the transport of local and long distance voice services, acting as a “Carrier of Carrier’s”. Also, since the SCT has not been able to enforce regulations regarding VoIP services, several international VoIP providers have begun to target the Mexican telecommunications market to illegally offer telephone services through internet. In a different matter, as a result of the World Trade Organization settlement between Mexico and the United States regarding the disputes over the U.S. telecommunication companies access to the Mexican telecom market, Mexico agreed to have in force, in the next few months, regulation authorizing the issuance of permits for the resale of international long distance public switched telecommunications services. Such regulation will authorize commercial agencies established in Mexico to purchase and resell certain international long distance services in Mexico through the use of capacity of concessionaires.

The Mexican telecommunications market is already a highly competitive market characterized by declining prices and margins, if new market participants were to enter the market, it may result in price wars as Telmex, the current market price setter, attempts to maintain its dominant market position. If there are further declines in the price of telecommunication services in Mexico, we may be forced to match those price declines or risk losing additional market share, which would adversely affect our operating results and financial position.

We have substantial indebtedness and may need additional financing in order to service our indebtedness and fund operations

As of December 31, 2004, we had consolidated indebtedness of approximately Ps.4,426.3 million and shareholders’ equity, including a minority interest in our consolidated subsidiary, of Ps.2,467.2 million. The high level of our indebtedness has had and may continue to have important consequences. For example, it has:

•	limited our cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

•	limited our ability to roll-out products and technologies to the extent such roll-outs require increased expenditures;

•	increased our vulnerability to general adverse economic and industry conditions;

•	limited our flexibility in planning for, or reacting to, competitive and other changes in our business and the industries in which we operate;

•	placed us at a competitive disadvantage compared to our competitors who have less debt and greater operating and financing flexibility than we do;

•	limited, through covenants in our indebtedness, our ability to borrow additional funds; and

•	prevented opportunities for additional equity financing.

Our ability to generate sufficient revenues to ensure our viability is partly dependent on factors beyond our control

Our ability to generate sufficient revenues depends on our ability to attract and retain customers. This in turn depends on our ability to penetrate our target markets and to maintain competitive prices. In addition, the development of our business is affected by factors which are outside of our control, including:

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

Our business is very capital-intensive and as a result of our financial condition we have been forced to curtail our capital expenditures significantly

Our business is capital-intensive and requires substantial ongoing expenditures for, among other things, the construction and maintenance of and improvements to our telecommunications network and the roll-out of new services and technologies. Due to our financial condition, over the past three years we have had to reduce our capital expenditures and postpone the roll-out of new services. Our failure to make necessary capital expenditures could impair our ability to accommodate increases in traffic volume, service our existing customers, or implement our data services strategy, which requires more capital expenditures than we can afford to make at this time.

Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings

The telecommunications industry is subject to continuous, rapid and significant changes in technology and introductions of new products and services. These include evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, enhancements and changes in end-user needs and preferences, and continuing developments of alternative technologies in mobile and fixed-line telephony, high-speed data communications, satellite direct services and internet services. We expect that new services and technologies applicable to our market will continue to emerge and we cannot predict the effect of technological changes on our business. For example, we believe that the internet will represent an increasingly important medium for voice communication and may displace traditional long distance services, which represent an important part of our business. It may not be practical or cost-effective for us to replace or upgrade our installed technologies in response to our competitors’ actions. Although we have installed what we consider to be technologically advanced fiber-optic long distance transmission systems, our competitors may implement superior new technologies, allowing them to provide lower priced or higher quality services than we do. Any such new service offerings may:

•	adversely affect our competitive position;

•	render certain of our current businesses obsolete; or

•	require significant capital expenditures for which we may be unable to obtain additional financing.

Telmex dominates the telecommunications market in Mexico and we depend on Telmex for interconnection

Telmex exerts significant influence on all aspects of the telecommunications market in Mexico, including interconnection, which we depend on to service most of our customers. Telmex is well capitalized and has substantially greater financial, technical and marketing resources, larger customer bases and more established relationships in the telecommunications industry than we do. With these advantages, and as the dominant provider of telecommunications services in Mexico, Telmex has a significant competitive advantage over us. Furthermore, although not allowed by its concessions and the Ley Federal de Telecomunicaciones enacted in 1995 (the Federal Telecommunications Law), Telmex may be able to subsidize its long distance and data and internet services with revenues obtained from its local services. If Telmex were to engage in price squeezing or predatory pricing, we would be unable to competitively price our services and could experience significant loss in market share and revenues.

Because we use Telmex’s networks to provide services to the vast majority of our own customers, we are therefore dependent upon Telmex to meet certain telecommunications needs of our customers and to maintain our service standards. In addition, because Telmex is the dominant provider of local services, almost all of our customers also maintain an ongoing relationship with Telmex. We may not be able to obtain the services we require from Telmex at rates, and on terms and conditions, that permit us to offer services at rates that are both profitable and competitive, or even at the same quality or price that Telmex or its subsidiary enterprises offer themselves. In the past, we have experienced difficulties in obtaining high quality, reliable and reasonably priced services from Telmex.

If a “Long Distance Calling Party Pays” system is implemented in Mexico, it could increase our costs and result in a loss of traffic

Comisión Federal de Telecomunicaciones, or Cofetel, has issued a draft policy to implement a “National and International Long Distance Calling Party Pays” system, which is an arrangement where mobile telephone subscribers do not pay for incoming calls, but, instead, the customer that originates a call of domestic or international origin, either from a fixed line or mobile phone, pays the entire fee for placing the call. Even though the person receiving the call on the mobile phone does not pay to receive the call, the network from which the call originates must still compensate the terminating mobile phone network. If a “Long Distance Calling Party Pays” system is implemented in Mexico, we will need to increase our long distance rates, including international settlement rates, in order to pay the terminating network. This could result in a decline of our revenues, since some users may migrate their long distance traffic from fixed to mobile networks. Also, fixed carriers may face an incremental increase in by-pass traffic since some entities may terminate mobile traffic cheaper in their mobile networks.

We experience a high proportion of unpaid bills, which lowers our cash flow

We experience difficulties collecting accounts receivable from some of our subscribers. Some of our customers switch to other carriers without paying their bills to us, and since we do not provide local service to most of our residential customers, we are unable to disconnect customers’ local service if they fail to pay for their long distance service. The inability to collect unpaid bills reduces our cash flow. In 2003, we wrote off approximately Ps.312.8 million in past-due trade receivables, of which Ps.88.6 million related to residential customers and Ps.224.2 million related to business customers. In 2004, we wrote off approximately Ps.216.6 million in past-due trade receivables, of which Ps.85.2 million related to residential customers and Ps.131.4 million related to business customers. At December 31, 2003, our allowance for doubtful accounts was Ps.250.6 million against outstanding receivables of Ps.745.8 million. At December 31, 2004, our allowance for doubtful accounts was Ps.65.6 million against outstanding receivables of Ps.426.6 million. If the proportion of our customers who fail to pay their bills increases, our cash flows will be adversely affected.

In the past, our results have been negatively impacted by high levels of residential customer attrition

Prior to 2003, we experienced a high rate of residential customer attrition, or “churn”, which increased our cost of operations and reduced our revenue. For example, our average churn rate for 2002 was 7.1%, which reflected a rate of 7.6% for our residential customers and 4.4% for our business customers. Our customer attrition may have been high because:

•	we do not require our customers to sign long-term contracts; and

•	we choose to disconnect customers if they fail to pay their bills.

A return to our prior high rates of customer attrition could adversely affect our competitive position and results from operations.

Our telecommunications network infrastructure is the source of nearly all of our revenues

Our network is the source of nearly all of our revenues. If our network suffered technical problems or damage, our ability to provide telecommunications services to our customers would be impaired, which could cause us to lose customers and thus adversely impact our revenues. While to date we have not experienced any serious technical problems or damage, we have lowered our projected capital expenditures for future upgrades, which could adversely impact the quality and reliability of our network.

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

Factors relating to the Mexican regulatory environment

We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes

Throughout our existence, the operation of telecommunications systems in Mexico has been subject to laws and regulations administered by the SCT and Comisión Federal de Telecomunicaciones (Cofetel). However, certain important aspects of the Federal Telecommunications Law could be revised by the Mexican Congress in 2005. Matters relating to interconnection services, dominant carrier regulation, number portability, telecommunications services commercialization (resale), VoIP policy, local loop unbundling, international long distance service, the universal service fund, value added services, customer rights, regulator powers and the allocation of the spectrum may be the subject of such revisions as a result of the proposed new federal telecommunications law. However, we cannot predict how the SCT or Cofetel will interpret and implement a new federal telecommunications law. At this time, we cannot predict whether a new federal telecommunications law will be enacted or, if passed, what effect it will have on our business. This uncertainty could adversely affect our business and subject us to additional legal liability or obligations.

In addition, the SCT has proposed amending both its and Cofetel’s creation decree and operating rules, and we cannot predict how those new rules could affect our business. The changes would reorganizate and redistribute resources between both companies which could affect which parties could exert influence over concession title granting, spectrum policy and international matters, among other issues.

Furthermore, we are subject to and comply with Mexican tax law (including tax regulations, tax rules, administrative decisions, interpretations by the Mexican tax authorities of Mexican tax law and court rulings). Changes in Mexican tax law, the interpretation of Mexican law by the courts or the challenge by the Mexican authorities of our interpretation of Mexican law may negatively affect the price of our services and our business results.

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates

Our revenues from international long distance service reflect amounts earned from our customers and our proportion of all settlement payments received from foreign carriers, as well as other international non direct-dialed calls. A portion of all settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 17.5% of our total revenues in 2001, 33.1% in 2002, 46.0% in 2003 and 36.0% in 2004. Settlement agreements, principally with AT&T, govern our payment rates to the foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and the rates foreign carriers must pay to use our facilities for interconnecting calls billed abroad, but terminating in Mexico.

In the past six months, the international settlement rates applicable to U.S.-originated international calls have decreased more than 60% and may decrease further. Most of our traffic exchanged with foreign carriers in 2004 was traffic originated in the United States. Therefore, such reduction has adversely affected our results. Any further reduction in international settlement rates attributable to U.S.-originated international calls would result in a further decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar-denominated revenues decrease and we do not experience an offsetting increase in volume, we may be unable to meet our dollar-denominated debt and other obligations without incurring substantial exchange risk since we are not currently engaged in any hedging activity to minimize the risk of changes in the value of the Peso related to the U.S. dollar.

Restrictions on foreign ownership may impair our ability to raise equity capital and limit our growth

Under the Federal Telecommunications Law and the Ley de Inversión Extranjera (Foreign Investment Law ), no more than 49% of the voting equity of a Mexican corporation holding a concession to provide fixed-line telecommunications services may be held by non-Mexican nationals. AT&T Mexico, which owns 49% of our equity, is deemed a non-Mexican national for purposes of the Foreign Investment Law. Absent revisions to the Foreign Investment Law, future sales of equity securities to non-Mexicans would involve securities with limited voting rights or would require a proportional purchase of voting stock by Mexican nationals. These restrictions limit our ability to raise equity capital which could be used to implement our business plan and grow our business. Although several proposals have been made to eliminate these restrictions, there is no indication that such regulatory revisions will occur in the near future.

Our public telecommunications network concession and wireless concessions are subject to revocation in several circumstances

The Mexican Federal Telecommunications Law provides that each of our concessions will terminate upon certain circumstances including:

•	our resignation;

•	its revocation;

•	governmental taking;

•	maturity of the concessions; or

•	liquidation or bankruptcy.

If we are unable to operate our network, we will not be able to generate any revenues.

We are subject to different corporate disclosure and accounting standards than U.S. companies

As a foreign private issuer, investors may not be able to obtain as much publicly-available information about us as they would about U.S. issuers of publicly traded securities. In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP in certain significant respects. Therefore, potential investors may not be able to easily ascertain the risks facing us as they would if we were a U.S. company. See Note 19 to our audited financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

Our senior notes due 2010 are listed on The New York Stock Exchange and we may delist those notes at any time in our sole discretion

Our senior notes due 2010 are currently listed on The New York Stock Exchange. We are under no contractual or other legal obligation to maintain the listing on The New York Stock Exchange and may delist our senior notes due 2010 at any time. If were to delist our senior notes due 2010, it may adversely affect the liquidity of those notes, which may, in turn, adversely affect their market price. In addition, our listing on The New York Stock Exchange requires us to implement certain corporate governance requirements in accordance with the Sarbanes-Oxley Act of 2002, including the implementation of an independent audit committee. If we were to delist from The New York Stock Exchange, we would no longer be subject to those additional corporate governance requirements.

Factors relating to Mexico

Downturns in the Mexican economy adversely affect us

The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in

Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. The Mexican economy grew at a rate of 3.9% in 1999 and 6.6% in 2000, and our revenues from domestic long distance traffic grew at a rate of 25.6% in 1999 and 9.9% in 2000. The Mexican economy contracted at a rate of 0.2% in 2001 and grew only at an annual rate of 0.8% in 2002, and our revenues from domestic long distance traffic decreased at a rate of 3.6% in 2001 and 29.7% in 2002. The Mexican economy grew at an annualized rate of 1.4% in 2003 and our revenues from domestic long distance traffic decreased at an annualized rate of 17.2% during that period. The Mexican economy grew at an annualized rate of 4.4% in 2004 and our revenues from domestic long distance traffic decreased at an annualized rate of 20.4% during that period. Any future downturns in the Mexican economy would further adversely affect our operating results and financial condition.

Currency devaluations may impair our ability to service our debt

Changes in the value of the Peso relative to the U.S. dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. For example, the 9.0% currency devaluation of the Peso against the U.S. dollar that occurred in 2003 generated an exchange loss of Ps.624.5 million. Similarly, the 0.3% currency devaluation of the Peso against the U.S. dollar that occurred in 2004 generated an exchange loss of Ps.3.8 million. All of our indebtedness is denominated in U.S. dollars, while a majority of our revenues and operating expenses are denominated in Pesos. We also borrow on a short-term basis in U.S. dollars under our bank lines of credit and a portion of our trade payables is denominated in U.S. dollars.

The value of the Peso sharply declined in the 1990s compared to the U.S. dollar. The devaluation of the Peso in the 1990s increased the Peso equivalent of Mexican companies’ obligations under U.S. dollar-denominated borrowings and adversely affected companies’ operations and financial position. Continued devaluation of the Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations, including our senior notes, and to make additional capital expenditures.

In addition, any further devaluation of the Peso may negatively affect the value of Mexican securities, such as ours. We do not have in place hedging arrangements with respect to devaluation risk because we do not believe them to be cost effective for us.

Exchange controls may impair our ability to obtain U.S. dollars to make U.S. dollar-denominated payments

The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into U.S. dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including our senior notes.

An increase in inflation may increase our operating costs but not our revenues

High levels of inflation would cause our operating costs to increase while the rates we charge for our services, due to the competitive environment and regulatory structure, might not. Most of our operating expenses are based on short-term contracts which may be subject to inflationary pressures, while the rates we charge our business customers for long distance and local service are either fixed by long-term contract, limited by the Mexican Telecommunications Law, or effectively limited by the competitive nature of the market in which Telmex, with dominant market share, is able to set an effective cap on the prices at which we can sell our services. During most of the 1980s and during 1995, Mexico experienced periods of very high levels of inflation. Inflation has led to high interest rates, devaluations of the Peso and, during the 1980s, substantial government controls over exchange rates and prices. Any return to prior high rates of inflation could adversely affect our operating results and financial condition.

Political developments in Mexico may adversely affect us

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy and the Mexican telecommunications market. Mexican governmental action concerning the economy, state-owned enterprises and the Mexican telecommunications industry could have a significant impact on us.

Although the government of Mexico has pursued policies of economic liberalization and deregulation in the Mexican economy and in the Mexican telecommunications industry in the past decade, a significant change in those policies may hurt business and economic conditions in Mexico in general and our business in particular. If there were instability or a market failure in the Mexican telecommunications industry, the Mexican government could reverse its economic policies of liberalization in the Mexican telecommunications market. Since we are a competitive provider of telecommunications services in Mexico, we believe that any reversal of the Mexican liberalization policies in the Mexican telecommunications market would restrict our ability to expand our market share in voice communications services or the largely unregulated data and internet services market. We believe that this reversal would favor our principal competitor, Telmex. We do not have and do not intend to obtain political risk insurance.

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

Beginning in 1997, following the deregulation of the Mexican telecommunications industry, we began the rollout and expansion of our domestic and international long distance services, and as of December 31, 2004, we had invested more than Ps.7,098.1 million in the construction of our telecommunications network. Our telecommunications network interconnects with 198 cities throughout Mexico and consists of over 5,800 km. of high-capacity fiber optic lines that connect metropolitan areas, of which over 820 km. of fiber optic lines are in metropolitan areas, and five high-capacity fiber optic lines that cross the U.S. and Mexican border.

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

Our revenues were Ps.4,855.4 million in 2002, Ps.5,810.7 million in 2003 and Ps.4,867.9 million in 2004. Under Mexican GAAP, we had a net loss of Ps.1,540.8 million in 2002, a net income of Ps.960.2 million in 2003 and a net loss of Ps.84.4 million in 2004. Under U.S. GAAP, we had a net loss of Ps.1,437.8 million in 2002, a net loss of Ps.513.8 million in 2003 and a net income of Ps.306.9 million in 2004.

Capital expenditures

During the past three years, we have concentrated our investments in last-mile access for new customers and new services. Our capital expenditures for 2002, 2003 and 2004 amounted

Ps.256 million, Ps.289 million and Ps.420 million respectively. In January and February of 2005 we have invested $ 3.9 million, also primarily to provide “last mile” access. We do not expect that any single capital expenditure in 2005 will have a material impact on our operations or financial results.

We believe that our cash flow from our operations is sufficient to fund our capital expenditures in 2005. Nonetheless we are in the process of obtaining a leasing facility to finance a small portion of our capital expenditures.

For a discussion of our capital expenditures, see Item 5. “Operating and Financial Review and Prospects— Liquidity and capital resources.”

B. Business overview

Summary of Material Licenses

Service mark and other fees

AT&T is a service mark registered with the U.S. Patent and Trademark Office and is owned by AT&T Corp. We use the AT&T service mark to identify and promote our long distance telephone service pursuant to a license agreement with AT&T. Licensing fees are determined based upon the greater of a minimum fee or a dollar amount determined in relation to our profitability. The license agreement was initially for a nine-year term and it expired on October 17, 2004. On October 14, 2004, December 20, 2004, and February 23, 2005 we agreed with AT&T to further extend the agreement until December 31, 2004, February 28, 2005 and May 31, 2005, respectively, to allow us to continue to negotiate in good faith with AT&T the terms and conditions of a five year renewal of the license agreement. We cannot assure you whether we will be successful in obtaining a long term extension of the AT&T service mark license agreement or that any such extension, if obtained, will contain similar terms to the original service agreement. If extended, our management expects that the license agreement will contain provisions allowing AT&T to terminate the license agreement in its sole discretion upon certain changes in our ownership, if we fail to abide by certain quality control standards, if we misuse the AT&T brand and in certain other circumstances. See “Risk Factors – We rely on the use of the AT&T service mark to market all of our services to our customers and are currently negotiating a renewal of the existing agreement with AT&T to use the AT&T service mark.”

Our operations

Domestic and international long distance voice service

Our basic service, the Servicio AT&T de Larga Distancia, provides a telephone connection that enables business and residential customers to place domestic and international long distance calls to every country and region in the world. This service covers both sent-paid and collect calls to certain countries and destinations. We also provide international switched transit services, which is traffic that does not terminate in our network, to other international carriers.

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

Data and internet services

Our recent growth has come from our data and internet services segment in which we have been able to offer leading technology services. Our primary data and internet services are comprised of the following:

•	Internet access and transport. We serve as an internet service provider and offer dial-up internet access to our business and residential customers, leveraging our brand and network infrastructure, and complementing our service platform. We also provide dedicated internet access to our business customers. The service includes connectivity, e-mail, web-hosting and a domain name server. In addition, we offer transport services and internet dial-up ports wholesale to internet service providers requiring connectivity to the internet in Mexico and worldwide.

•	Web services. Our web services include: AT&T Internet always on, AT&T Internet high capacity, AT&T Web-hosting (Dedicated, share & collocation), AT&T Web Fácil, AT&T Email, Bulletin, Chat, Chat with moderator, Contact Form, Forums, Guestbook and Polling and e-Consulting.

•	Direct access. We offer businesses the opportunity to have a dedicated access line from the customer’s premises to our network, without requiring the use of Telmex’s local network. We provide this connection, depending on the customer’s needs and revenue potential, through either a wireless connection or a fiber-optic connection built out to the customer’s premises.

•

Domestic and North American High Capacity Digital Private Lines (E3/T3 to STM1). This service allows customers to set up high speed dedicated circuits between two or more of the customer’s offices in Mexico or between two or more of the customer’s offices in Mexico and the U.S. to satisfy their communication and transmission needs for large volumes of data. Customers may also choose Domestic and North American Low Capacity

Digital Private Lines (64 kbps to 2,048 kbps) for smaller data volumes. North American services may be contracted under a bilateral or a Full Channel scheme which allows the customer to manage a single point of contact for ordering, provisioning, billing and fault management.

•	Switched digital services. For some business applications where private line services might not be cost effective or appropriate, we offer switched digital circuits on demand to customers who require digital links, variable bandwidth and multiple endpoint connectivity at increments of 56/64 Kbps channels (Ix64). This service is suitable for videoconferencing, document, video and audio distribution, voice/data/video integration, distance learning and telemedicine, remote access to corporate resources, bulk data transfer, peak period overflow and dial back-up.

•	AT&T frame relay. Frame relay is an information transportation service based on packet switching technology, which has been designed to increase the efficiency of data transportation between remote localities needing to exchange large amounts of information at high transmission speeds and to optimize the bandwidth used. Frame relay also provides transparency to any application, low delay times and mesh connectivity. The service is available to establish domestic and international circuits under a bilateral or an End-to-End scheme jointly with AT&T. Through our AT&T frame relay anywhere, users can access their corporate data network from remote sites through a telephone connection using the Alestra Frame Relay network. Our other frame relay based technology services are AT&T End to End Frame Relay Service Interworking (SIW) and AT&T End to End Internet Protocol enabled FR. Each of these services allows our customers to consider AT&T the single point of contact for ordering, provisioning, billing and fault management.

•	AT&T End to End ATM (Asynchronous Transfer Mode). ATM is a high performance technology that allows the transmission of various types of applications, such as voice, data, video and multimedia, using the same means of transmission. Alestra offers different Classes of Service (CoS) for those applications, allowing the customer to utilize a common network platform to satisfy all his telecommunication needs, and to assign a different priority to each type of traffic. This service is also available under an End to End commercial scheme that provides a single point of contact for ordering, provisioning, billing and fault management.

•	Global switched digital service. This service enables customers to originate and receive switched data calls. It also offers a wide array of business applications, such as linking a business network with other networks for video, voice and data transmissions, remote WAN/LAN computer networks, back-up lines during peak hours, digital fax and high fidelity audio for radio broadcasting.

•	AT&T Virtual private network services. This service provides reliable and secure IP connectivity in a public “carrier class” network with the same performance and security options found in the more expensive customer-owned private networks. This service allows customers to access their network via AT&T Dedicated VPN, AT&T VPN Remote Access, AT&T VPN in IDC (Internet Data Center) or AT&T IPSEC.

•

AT&T Global Services. To comply with all the global or international requirements we are part of the AT&T Global Network (AGN). This gives us an active role in serving all Multinational Accounts requirements in Mexico by proving EVPN & Global Manage Internet Service in the territory (GMIS) to them. A full set of capabilities are provided thru this Global Network assuring the Market that they will experience the same quality and experience of service around the globe.

Voice over Internet Protocol, or VoIP, service

On February 22 of 2005, we launched the MasterNet service. This service, based on VoIP technology, enables customers to make unlimited local phone calls and international phone calls at the same time they are using a broadband internet service. The VoIP service uses the internet as a transmission device to realize telephone calls, and using the IP protocol through data packets, enables a connection to the public telephone network.

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

Our local service revenues consist of charges to customers for local services, and our revenues depend on the number of subscribers for our local services and the rates we charge our subscribers. Our number of local service customers has grown significantly over the last year. As of December 31, 2003, we had approximately 880 local service customers and as of December 31, 2004, we had approximately 1,312 customers.

AT&T Local Service offers to the enterprise market, a direct connection to the public switched telephone network (PSTN), enabling local, cellular, long distance or operator assisted calls. AT&T Local Service offers several alternatives depending on the customer’s needs:

AT&T Enlace Digital: AT&T’s commercial program, offering digital trunks to connect our customer switchboard directly to the AT&T network, enabling local, cellular, long distance or operator assisted calls. There are two types of signaling that AT&T Enlace Digital supports: CAS-R2 and ISDN PRI. This service can be offered through digital radio waves or fiber optic lines.

AT&T Enlace Digital’s principal features are:

•	switched digital trunk lines,

•	direct dialing numbers,

•	group numbers,

•	caller identification by trunk group, and

•	customized invoicing.

AT&T Enlace Digital’s benefits are:

•	consolidated invoices including local, long distance, 800 free-phone numbers, calling cards and operator assisted calls,

•	flexible digital trunk configuration according to the customer’s needs,

•	faster decision-making processes with the help of SMART TM (software for monitoring and managing calls), which allows the customer to analyze its call traffic and detail it by number of contracted lines, by week, by month, by destination or by origin,

•	efficient monitoring of the customer’s local telephone services,

•	the customer’s platform may grow according to its needs through an E1 for voice and data services through one point of access, and

•	professional and specialized service for the customer through AT&T’s Business Customer Service Center.

Currently our AT&T Enlace Digital service is offered in 15 cities throughout Mexico: México, Monterrey, Guadalajara, Aguascalientes, Cd. Juárez, León, Puebla, Querétaro, San Luis Potosí, Saltillo, Toluca, Torreón, Tijuana, Nuevo Laredo and Matamoros. Our management expects that our local service will continue to grow based on increased business customer demand.

AT&T Línea Empresarial: AT&T’s commercial program provides local, long distance, cellular, 800 numbers and operator calls, using Plain Old Telephone Services (POTS) lines. The telephone service is provided by a new wireless technology that offers the customer the chance to integrate data, voice and internet solutions on one platform. We offer this commercial plan in México City, Monterrey and Guadalajara.

AT&T Línea Empresarial’s principal features are:

•	POTS lines,

•	direct dialing numbers,

•	caller identification by line, and

•	customized invoicing.

AT&T Línea Empresarial’s benefits are:

•	consolidated invoices for long distance, local and internet services,

•	among other features, conference calling, call waiting and caller ID,

•	no local charge for long distance and 800 calls,

•	a platform to integrate voice, data and internet according to the customer’s growing communications needs, and

•	specialized attention from an account executive, our business customer care center and technical personnel.

AT&T Enlace Total Multiservicio commercial program provides local, long distance, cellular, 800 number, operator assistance calls and dedicated internet in a complete bundle offer using IP technology trough a common dedicated IP access. We offer this commercial plan in 13 cities.

AT&T Enlace Total Multiservicio’s principal features are:

•	bundled offer including POTS lines and dedicated internet access,

•	multi-service access,

•	caller identification by line, and

•	customized invoicing.

AT&T Enlace Total Multiservicio’s main benefits are:

•	a fixed price according to capacity and number of POTS lines,

•	no local connection charge for long distance & 800 numbers, and

•	specialized technical attention from our business customer care center.

Information Security

We have created an Information Security Area whose mission is to protect our network and clients from growing Information Technology threats. We are following the BS7799 (British Standard 7799) in order to implement the necessary security controls in each service or new feature that is launch to the market.

Pricing and promotions

Our pricing for voice and data services offered to business and residential segments varies depending on customer needs. Our business pricing strategy is based on voice, data and internet bundled offers, mainly represented by the AT&T Enlace Total family. The main commercial programs for voice are AT&T Plus, AT&T Corplan, AT&T Clase Total, AT&T Integra and AT&T Enlace Total. The commercial programs are tailored to offer value added business solutions through telecommunications integrated services according to the customers’ needs. For the residential segment, the five basic plans are AT&T Contigo, AT&T Fácil, AT&T Consentidos, AT&T Destinos, and AT&T Con Tu Negocio. All of our plans are tailored to the customers’ calling patterns, and are designed to capture and retain long distance customers. We believe that our prices are competitive with, and our promotions similar to those of our major competitors, Telmex and Avantel. We generally price our long distance services slightly below Telmex’s prices and, we are highly competitive with Avantel.

Our marketing

We have developed a comprehensive marketing plan which we have designed to increase revenue and to obtain profitability by fostering brand name awareness and to increase our customer base and customer retention. We have designed our sales and marketing strategy to attract existing Telmex customers and to encourage customers of Avantel and other carriers to switch to us, as well as to entice new customers created by the growing demand for telecommunications services in Mexico. We have adopted a segmented marketing approach that distinguishes between business customers and residential customers and further distinguishes within those segments in terms of usage and type of customer.

Business Customers. We have national market coverage through our presence in different cities: 198 for long distance service, 50 for VPN, 26 for Data/Internet and 15 for Local Service. We have nearly 400 sales, marketing and e-business professionals dedicated to identifying, attracting and retaining business customers. We also have a value added reseller (VAR) program that incorporates more than 200 agents with more than 950 account executives, extending our presence to 80 cities. In addition to basic services, we offer to business customers a variety of advanced voice and data services to increase revenues per customer and reduce customer churn. We also deliver customized bundled offers, including the key services and value-added features such as fraud control and reports-on-demand. We mainly target four groups of business customers:

•	Multinational Corporations and Maquiladoras. We benefit from AT&T’s extensive relationships with multinational corporations, many of whom operate maquiladora facilities near the U.S.-Mexico border. Our account executives manage these important relationships with multinational corporations in conjunction with AT&T global and national account managers, both pre-and post-sale, by offering a seamless international product portfolio.

•	Large and Affiliate Mexican Corporations. We characterize large corporations as our top 500 national accounts. Affiliates include corporations such as Alfa, BBVA Bancomer and their subsidiaries and related entities, with whom we or our shareholders are or have been affiliated. We actively market to these entities and have been successful in attracting these companies as customers.

•	Small and Medium-Sized Businesses. Small and medium-sized businesses include those that generate monthly billings of between Ps.2,500 and Ps.100,000. Small and medium-sized businesses represent the largest part of our business segment in terms of number of accounts and volume. We believe that in most cases these companies are underserved by Telmex and that we can help them become up to date on the latest telecommunication technology.

•	Wholesale Services. We believe that our state-of-the-art broadband network infrastructure positions us to be a leading provider of wholesale services to other telecommunications, cable TV and data communications carriers. While such services are typically provided at a low rate per minute, the incremental cost is minimal. This allows us to earn revenues from the excess capacity on our fixed-cost network infrastructure. Examples of wholesale customers include other competitive long distance carriers, wireless carriers and internet service providers.

We also target some other important segments, such as government, call centers and hotel chains, providing to each of these segments distinctive bundle offers which we develop to meet the customer’s specific telecommunications service needs.

Residential Customers. Our residential marketing strategy is to target high-usage individuals and distinguish ourselves from other carriers by offering customized services. High-usage individuals tend to be professional or affluent individuals. Depending on their monthly usage, customers are classified as bronze, silver, gold or platinum. Benefits such as immediate customer service and personalized analysis and advice with respect to calling plans are given to customers based on their classification.

Advertising and Public Relations. We believe that effective advertising stimulates demand for our services. We believe that the high level of brand name recognition of AT&T in Mexico as of January 2004, as determined by market research commissioned by us, demonstrates in part the success of this promotional campaign. We advertise using television, radio, newspapers and specialized business periodicals. In the past, we have hired well-known Mexican celebrities as spokespersons, including actors and members of the national soccer and Olympic teams. In addition, we also sponsored sports events and teams, educational programs and cultural activities. Currently a substantial part of our advertising materials are produced in conjunction with AT&T, using AT&T corporate TV advertising, allowing for both a more integrated image and substantial cost reduction. On the other hand, we also believe that credibility –as an ignition element for any communication, before demand stimulation– ensures the consistency and believability of the brand’s reputation and its services in the Mexican market. In this sense, our public relations efforts create an informed opinion among third parties (journalists, leaders of public opinion, government officials, business partners, the financial community, consumers, etc.) in order to multiply messages regarding the promotion of advanced telecommunications solutions and consultancy aimed at sales activities.

Sales and distribution

Direct sales for business customers. We maintain 19 independent sales offices throughout Mexico, including the key cities of Mexico City, Monterrey and Guadalajara. Our sales force is highly qualified (both bicultural and bilingual) and knowledgeable about our services. We believe that the training of our sales force will be an important factor in our success. When marketing our services, our sales force places special emphasis on the quality of our network and our customer service capabilities. Our direct sales force is compensated with salaries, as well as commissions and bonuses. Our independent telemarketing representatives are compensated with negotiated fees.

We believe that the focused approach of our direct sales force favorably distinguishes us from Telmex, Avantel and other telecom providers in Mexico. Sales managers each manage sales representatives and account executives, who specifically focus on existing and potential accounts within a particular region. Our direct sales force has access to technical personnel for sales support services. We are able to provide our sales force with weekly sales information, and we track the sales of each of our departments against the objectives for each customer segment and account.

Another key aspect on which we focus is our customer’s experience after signing the contract, but before the service is rendered; we believe that it is critical to our marketing success that we maintain a constant communication with our customers after our contracts are signed. For the post-sale experience, we have created a service center organized in tiers with dedicated resources for platinum and gold accounts plus a well managed customer care organization for mid-size businesses.

Telemarketing. For the residential segment, we use a focused telemarketing effort. Our telemarketing representatives call high-usage residential accounts based on information in our database and other sources. Our customer representatives emphasize the AT&T brand name, the quality of our customer service and our network, as well as any promotions that we are offering at that time. Currently, we rely on in-house telemarketing efforts and employ in-house telemarketing representatives and contract with third parties for the services of additional telemarketing representatives. These representatives make outgoing telemarketing calls, which are in addition to inbound customer inquiries handled by our customer care representatives. During 2003, we stopped our telemarketing efforts in order to contain costs.

Customer service

We have been able to distinguish ourselves from our main competitors, Telmex and Avantel, by offering superior customer service. We conduct a survey of our Mexican customers in different market segments on a periodic basis. The survey has consistently indicated that our services are perceived as having higher value than those of our competitors. Our last survey was made in November 2004. By achieving a level of customer service superior to that of our competitors, we believe that we are able to attract new customers and achieve lower rates of customer attrition. We have two main customer service centers, one for business customers and the other for residential customers, which are designed to provide service and support for each one of the segments. We also have an operator service center to provide call processing assistance and two help desk service centers to provide technical support, one for Internet and the other for e-services (web hosting). All of our centers operate 24 hours a day, 365 days a year.

At our customer service centers and help desk, customer service representatives receive approximately 220,000 calls per month. They handle product and general service inquiries, billing inquiries, fault reports and technical support. Around 76,000 additional calls per month are handled by an Interactive Voice Response (IVR) system for residential customers only. We also have service representatives performing other customer care activities, such as ordering and loading new customers’ information into our database or back office activities, and making changes in customer databases.

Our operator services center receives an average of 177,000 calls per month attended by operator service representatives. These calls consist of customers requiring person to person or “station to station” calls, including collect calls, as well as assistance with calling cards or other services.

Our services centers seek high customer satisfaction by providing ongoing training to our customer service representatives and management staff and by keeping services on a level with world-class centers.

Customer activation, billing and collection policies

Activation. At the time a salesperson receives an order for service, the information provided by the prospective customer is checked against our internal customer database and a third-party database to which all carriers provide information operated by NCS de México S.A. de C.V.. We ascertain whether a prospective customer has amounts due over 30 days and over Ps.150, or whether the customer has any amount 60 days overdue to the customer’s existing long distance carrier. If the customer has a past due balance with another long distance carrier, activation is denied. If the customer’s credit history is acceptable, a representative from NCS de México S.A. de C.V., a third-party verification entity, is connected into the call to verify the customer’s order. We believe that this system of third-party verification, which was implemented in February 1998, has significantly reduced slamming practices in Mexico and reduced churn caused by payment failure.

Billing. Currently, we use an integrated/convergent billing system that includes network and customer support capabilities. Our customers are billed monthly, and we split our customer billing into 14 billing cycles.

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

Collection. Bills for residential customers may be paid in cash at one of 6,829 bank branches, or one of more than 4,476 supermarkets, convenience stores, and public telegraph offices. We give customers the option to charge the invoice balance to credit card or checking accounts. Bills for business customers may be paid in cash at banks or with electronic funds transfer. There is no seasonality in our collection.

Our collection efforts include recorded phone messages, past due mailed notices, telegrams to un-contacted accounts, personal calls to the customer and door-to-door collection, depending on the balance of the past due amount and the amount of time that the amount is overdue. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 90 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance lower than Ps.500, the account is also assigned to a collection agency 150 days following the due date. If the efforts of collection agencies are unsuccessful and if the balance is large enough to make legal process worthwhile, we commence legal proceedings.

Sales and revenue by category of activity and geographical markets

See Item 5. “Operating and Financial Review and Prospects-Operating results”.

Competition

To date, the SCT has granted concessions to approximately 32 long distance telecommunications companies in addition to Telmex and Teléfonos del Noroeste S.A. de C.V., or Telnor. Currently, approximately sixteen long distance concessionaires are offering commercial long distance service in Mexico.

The competition is likely to increase throughout the telecommunications market over the next few years as the Mexican telecommunications market continues to be liberalized and new technologies are integrated. As a result of competition, Cofetel statistics indicate the average revenue per minute for domestic long distance has declined in real terms by approximately 75% from December 1996 to December 2004.

As a result of competition in the consumer market, customer churn has resulted in the loss of future revenues from customers whose service is disconnected. Because of churn, we are often unable to recoup the costs we incurred in acquiring the customer, typically switching costs, commissions and costs incurred in connection with independent third-party verification. The establishment of a third party verification service, as well our new focus on high-usage customers, has contributed to a decrease in our churn rate from 18.8% on average per month in the beginning of 1998, to approximately 2.7% per month in 2004. As a result of churn, we have experienced a net loss of lines from the number of lines we originally obtained during pre-subscription. Among our business customers, the average churn rate is less than 2.5% per month in 2004.

Some cable operators have offered internet dial-up and broadband services since 1996. In the last two years, cable operators have requested authorization to provide local telephone service, but SCT has not yet granted them the authorization. In 2004, Cofetel issued a regulation of “Carrier of Carrier’s” that limits cable companies to providing last-mile access to local concessionaries; however local service must be provided and billed by the local concessionaries. Cable operators continue lobbying to obtain local service permits. We cannot predict whether cable companies will be granted authorization to sell local telephone services or how such authorization will affect our business.

Our main competitors include Telmex, Avantel, Telefónica and Axtel. The following paragraphs contain information of our main competitors obtained from Pyramid Research: Communications Market 2004, each company’s web site and our own estimates:

Telmex

Telmex, the formerly government-controlled telecommunications monopoly, has historically dominated the Mexican telecommunications industry. In December 1990, the Mexican government officially began to liberalize the telecommunications industry by selling a controlling portion of Telmex’s equity. The Mexican government subsequently sold the balance of its holdings in Telmex.

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

Telmex is the biggest competitor in the Mexican industry. It has participated in all fixed telecom services, with a substantial market share in each of them. Telmex has nationwide coverage which has operated under monopolistic practices, particularly in the last-mile access network, where Telmex has retained total control. In 2004, according to Pyramid Research, Telmex’s share was approximately 90% in the local market and approximately 85% in the long distance market.

Telmex’s dial-up internet services have grown rapidly to 1.20 million accounts. It has extended its internet business to broadband services, gaining rapid growth in ADSL service and reaching over half a million users in 2004. In 2000, Telmex made an alliance with Microsoft Corporation with the launching T1MSN portal. This alliance allowed Telmex to compete with established portals like Terra and Esmas.com. In 2004, according to Pyramid Research Telmex’s market share in the Mexican dial-up internet business was approximately 62%.

In the data services market, Telmex has leveraged its local coverage to become the market leader in private lines and frame relay customer base, having approximately 78% and 75% market share, respectively in 2004, according to our own estimates.

Currently, Telmex is extending its broadband service to the Small and Medium Enterprises, or SMEs, market and had approximately 69% market share in these markets in 2004, according to our own estimates.

On January 31, 2005, AT&T and SBC announced that their boards had reached an agreement under which SBC will acquire AT&T. The acquisition is subject, among other things, to the approval of AT&T’s shareholders and the relevant regulatory authorities. If approved, the deal is expected to close in the first half of 2006. SBC, either directly or indirectly, is the second largest shareholder of Telmex, our principal competitor, owning approximately 7.6% of its outstanding shares. See “Item 3. Key Information – D. Risk Factors – Factors Relating to Alestra - The SBC Communications acquisition of AT&T could have a material adverse effect on our operations and our financial position”.

Avantel

Avantel S.A., which is also a competitive provider of telecommunication services in Mexico, started operations in 1996 through a joint venture between MCI International Telecommunications Corp. (45%) and Promotora Banamex de Sistemas de Teleinformática y Telecomunicaciones S.A. de C.V. (55%). In 1999, Worldcom acquired MCI and joined the Avantel joint venture. In 2001, Citigroup acquired Promotora Banamex de Sistemas de Teleinformática y Telecomunicaciones S.A. de C.V. and all of its subsidiaries, and is reported to have subsequently divested almost all of its interest in Avantel.

Avantel’s long distance backbone reaches 59 cities, and has approximately 5,000 miles of fiber optic installed. Avantel uses Nortel Networks Inc. and Cisco System Inc. technologies.

In the long distance market, Avantel has implemented a low price strategy in order to capture a market share of approximately 6% in 2004, according to our own estimates. Avantel’s portfolio of services are domestic long distance, international long distance, 800 services, and local service. Avantel began providing local service in January 2001 in Mexico City, Monterrey and Guadalajara. Avantel has a nationwide concession for local service and currently offers its service in 24 cities. Its market share in local services is approximately 1% in 2004, according to our own estimates.

Avantel’s data and internet services portfolio are frame relay (approximately 11% market share in 2004, according to our own estimates), long distance private lines (approximately 8% market share in 2004, according to our own estimates), local private lines, dedicated internet (approximately 19% market share in 2004, according to our own estimates), internet dial-up (approximately 5% market share in 2004, according to our own estimates), virtual private network and web-hosting services.

Telefónica

Telefónica, following its expansion strategy in Latin America, has acquired several telecommunications service providers in Mexico. In 1999 Telefónica acquired Infosel, a part of Terra Lycos, and adopted the Terra brand name for its internet and information services. Terra had 128,000 Internet dial-up accounts in 2002, but its business declined to approximately 75,000 accounts as of June 30, 2004, and it exited the dial-up business at the end of 2004 by entering into an alliance with us in which its dial-up customers were absorbed by us. Terra has reduced its operations drastically and will focus on content services, e-commerce, and internet advertising business through the Terra portal.

At the beginning of 2000, Telefónica acquired Optel. Optel specializes in X.25, frame relay and dedicated internet services. This acquisition has allowed Telefónica to enter into the business data market and introduce its brand name “Telefónica Data”. Telefónica also developed new features for its data service and enhanced its network with dark fiber contracts with Marcatel, S.A. de C.V. to increase the coverage of service.

In 2004, Telefónica Móviles México, a subsidiary of Telefónica, focused strongly on growing its digital mobile telephone services and increased its commercial activity by expanding its distribution channel to more than 8,500 points of sale. By the end of the third quarter of 2004, Telefónica Móviles México offered digital mobile telephone service in 189 cities and Telefónica Móviles México had approximately 4.5 million active customers.

In the last quarter of 2004, Telefónica Móviles began its EDGE mobile broadband access trials in Monterrey, México and Guadalajara. We expect that Telefónica Móviles will engage in an intense promotion EDGE mobile, broad band product in 2005 in order to attract new business users.

Axtel

Axtel, S.A. de C.V. is a fixed wireless company founded in 1994. Its shareholders are Telinor Telefonia, S. de R.L. de C.V. (59.5%), AIG-GE Capital Latin American Infrastructure Fund L.P. (15.7%), The Blackstone Group (14.1%) and a group of financial and technological investors (10.7%) (including Tapazeca sprl, New Hampshire Insurance Company, and Nortel Networks).

Axtel has several nationwide wireless spectrums: 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access, the last one being the most used for its current local service. Its network includes 12 cities with 442 km of metropolitan fiber optic rings, 233 wireless access points and 62 point to multi point radio bases.

Axtel competes with us mainly in the local market, where it had approximately a 6% market share in 2004, according to our own estimates.

Our other competitors in voice and data markets are Bestel S.A. de C.V., Telereunión, Marcatel, Protel S.A. de C.V. and Maxcom Telecomunicaciones S.A. de C.V..

See Item 5. “Operating and Financial Review and Prospects-Customer attrition and trade accounts receivable”.

Regulatory framework and bodies

Telecommunications services in Mexico are governed by the Federal Telecommunications Law, the Ley de Vías Generales de Comunicación enacted in 1940, the Reglamento de Telecomunicaciones enacted in 1990, certain rules promulgated under the Federal Telecommunications Law and international trade agreements entered into by Mexico and the World Trade Organization (together, the “Telecommunications Regulations”). The Telecommunications Regulations define the regulatory structure applicable nationwide to the telecommunications infrastructure and the supply of telecommunications services. They govern, among other things, applications to install, maintain and operate telecommunications networks, the establishment of technical standards for the provision of telecommunications services, and the granting, revocation and modification of concessions and permits.

The SCT and the Mexican Congress unsuccessfully attempted during 2003 and 2004 to reach consensus with the industry in order to pass a new communications bill. It is possible that a new federal telecommunications bill will be submitted to a vote in the Mexican Congress later this year, depending on the political environment.

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

During 2003 and 2004, the SCT published a draft of both SCT and Cofetel operative rules in order to amend their structure, responsibilities and faculties. The changes seek to reorganizate and redistribute faculties between both entities, that could affect concession title granting, spectrum policy and international matters, among other issues. We cannot predict the final version of those rules or how they could affect our business. At this time, the new rules are being reviewed by the Mexican Presidency.

Under the existing Federal Telecommunications Law, registration before Cofetel is the sole requirement to provide value-added services.

Cofetel is currently primarily responsible for, among other things:

•	issuing secondary regulations applicable to the telecommunications industry, including determining the specific obligations of the “dominant” carrier;

•	recommending the granting, amendment, extension, assignment and revocation of concessions and permits;

•	supervising telecommunications service providers;

•	resolving any differences among concessionaires in interconnection negotiations;

•	conducting public biddings of spectrum;

•	administering the numbering resources and national numbering migrations;

•	defining the different local service areas and mobile regions; and

•	administering the Telecommunication Registry, where the rates for telecommunication services offered by the concessionaires are filed.

The SCT and Cofetel have taken a number of steps to complete the regulatory framework for Mexican telecommunications, although significant issues remain unresolved or are under judicial scrutiny.

The Telecommunications Regulations contain various provisions designed to increase competition among providers of Mexican telecommunications services. In general, the SCT is authorized to grant concessions to other parties to provide of any of the services provided by Telmex under its concession. In August 1996, the SCT opened the Mexican market to competition for domestic and international long distance services.

The SCT issued the initial rules for the interconnection of other carriers with Telmex’s network in July 1994, specifying that, beginning on January 1, 1997 and before 2001, Telmex was obligated to provide interconnection points for 200 cities in accordance with a rollout schedule. The rules also obligated Telmex to interconnect all the cities of the country which have at least one switch with routing capability in the year 2001. Currently, Telmex has provided interconnection points in 198 local service areas. However, no additional areas have been added, and Telmex has argued that there is no switch with routing capability left for the remaining 199 local service areas.

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

In December 1996, Cofetel released rules regarding the provision of international long distance service, which is routed into and out of Mexico using uniform settlement rates and the proportional return system. Under the proportional return system, incoming calls attempted are divided among Mexican carriers in proportion to the outgoing international traffic in call attempts originated by each of the carriers as determined by a committee composed of all the long distance carriers.

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

On August 11, 2004, the International Telecommunications Rules were issued by Cofetel. Under these new rules the International Long Distance Rules establishing the proportionate return system were eliminated and the international settlement rates for terminating long distance calls became subject to free market rules. See “International Settlement” in this Item.

Our concessions

Telecommunications public network concession. We obtained our telecommunications public network concession on December 6, 1995. Through this concession we are able to provide long distance telephone service; and by a later amendment, since May 30, 2000 we have been able to provide local services in Mexico City, Monterrey, Guadalajara and other cities. In accordance with the Federal Telecommunications Law, the term of our telecommunications public network concession is 30 years. The term of our concession may be extended for a period equivalent to the initial term for which it was originally granted. The telecommunications public network concession specifies, among other things:

•	the type of services we may provide under the concession (local and long distance);

•	the geographical region in which we may provide the services;

•	the term of the concession; and

•	other rights and obligations affecting us.

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

The transfer of the telecommunications public network concession rights is subject to a three-year freeze, and such period is calculated from the date of issuance of the concession. After such period elapses, the SCT, with the prior favorable opinion of the Federal Competition Commission, may authorize the proposed transfer under certain conditions.

Wireless concessions. In June 1998, the SCT granted us two 20 year point-to-point national wireless telecommunications concessions in the 15 and 23 GHz frequency bands, and in September of 1998, three 20 year point-to-multipoint wireless concessions in the 10.5 GHz frequency band covering the regions 4, 6 and 9. These regions comprise Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos (except for retained cities).

Under the 10 GHz concessions, we were asked to provide by the end of September 2000 point-to-multipoint signal coverage to those municipalities or delegations where 30% of the total population in such regions resides. On July 14, 2000, we petitioned the SCT to allow us to comply with such requirement a year after the original compliance period. On February 28, 2001, the SCT granted us an extension until August 27, 2001 to comply with such requirement. By August 27, 2001, we had installed 10 GHz sites in regions 4, 6 and 9, which include the urban areas of Mexico City, Monterrey and Guadalajara. The authorities have been properly notified of our progress and compliance.

On July 19, 2002, we filed a report with Cofetel regarding the implementation of a 10 GHz point-to-multipoint radio base station in the city of Morelia. With this infrastructure and the one discussed above, we fulfilled our commitments to provide signal coverage for 30% of the population residing in regions 4, 6 and 9.

Concession maintenance requirements. Our telecommunications public network concession and our wireless concessions may be terminated pursuant to the Federal Telecommunications Law upon:

•	expiration of their terms;

•	our resignation;

•	their revocation;

•	governmental taking; or

•	our liquidation or Mexican bankruptcy/liquidation (quiebra).

Our wireless concessions may also be revoked for the following reasons:

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

In addition, the Federal Telecommunications Law provides that our telecommunications public network concession and our wireless concessions may be revoked by the SCT prior to the end of their terms under certain circumstances, including:

(1)	unauthorized or unjustified interruption of services;

(2)	taking of any action that impairs the rights of other concessionaires or permit holders;

(3)	failure to comply with the obligations or conditions specified in the telecommunications public network concession or wireless concessions;

(4)	failure to provide interconnection services with other holders of telecommunications concessions and permits without just cause;

(5)	loss of our Mexican nationality;

(6)	unauthorized assignment, transfer or encumbrance of the telecommunications public network concession or wireless concessions;

(7)	failure to pay the Mexican government the fee for the telecommunications public network concession or wireless concessions;

(8)	failure to comply with the terms established by our concessions for a period of 180 days after the concessions were issued.

The SCT may only revoke a concession under the circumstances referred to in clauses (1), (2), (3) and (7) above after it has imposed sanctions on at least three occasions on the concession holder, and the violation has recurred. In the events described under clauses (4), (5), (6) and (8) above, the revocation is immediate.

Moreover, our telecommunications public network concession requires us to meet specific geographic coverage targets and our wireless concessions require us to meet certain buildup targets.

The Mexican government, through the SCT, may also temporarily seize all assets related to our telecommunications public network concession or wireless concessions in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order and the national economy. Under Mexican law, the government would be obligated to compensate us in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government were to temporarily seize or expropriate our assets, it would have to indemnify us for all direct losses and damages. In the case of an expropriation, appraisers would determine the amount of the compensation. If we disagreed with the appraisal amount, we could initiate judicial action against the government to dispute such amount. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, that determination would be made by an independent appraiser, who would be appointed by a competent court.

Local service

On October 15, 1999, we filed a petition with the SCT requesting an amendment to our telecommunications public network concession in order to obtain authorization to provide local service in the local service areas that constitute the urban zones of the cities of Mexico City, Monterrey and Guadalajara. The authorization was granted on May 30, 2000. Immediately after the amendment was granted, we began negotiations with Telmex for a local-to-local interconnection agreement. The negotiations were finished and the agreement was signed on December 22, 2000. We began providing local service on December 29, 2000.

During the first half of 2001, we entered into local-to-local interconnection agreements with other local concessionaires, such as Axtel, S.A. de C.V., SOS Telecomunicaciones, S.A. de C.V. (Iusacell), Operadora Unefon, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. (Telcel) and Pegaso PCS, S.A. de C.V. (Telefónica). Also during this period, we completed the development of our 10.5 GHz point-to-multipoint microwave radio system network in the cities of Mexico City, Monterrey and Guadalajara, which will be our main system for reaching the residential market. We will continue to expand our commercial market by the introduction of local service using fiber-optic and point-to-point access to current and new clients.

In addition to the May 30, 2000 resolution that allowed us to begin the deployment and offering of local telecommunications services, on February 13, 2002 we filed a petition before Cofetel and the SCT in order to obtain an authorization to provide local service in any city in Mexico. As a result of this petition, on December 17, 2002, we received the authorization to offer a full range of local services throughout Mexico, through a nationwide concession on a regional basis. The modification was an extension of the coverage included in our original authorization to provide local service in Mexico. The modification of our concession includes an additional obligation for us to participate in the Mexican Government’s e-Mexico Program by providing free 50 Mbps internet access in the “Centros Comunitarios Digitales” (Digital Community Centers) located in 12 different towns during the next four years.

Tariffs, anti-competitive practices and interconnection

Tariffs. Under the Federal Telecommunications Law, tariffs for telecommunications services are generally determined freely by the providers of such services and are subject to the requirements set forth in the concessions. Tariffs must be registered before Cofetel prior to being implemented. However, Telmex is an exception to this rule because it is required to obtain approval before it sets rates. Under its concession, beginning in 1999, and every 4 years thereafter, Telmex’s price cap regulation is subject to review. Such review allows Telmex to increase prices based on a basket of services including local, domestic and international long distance services, subject to a cap based on the inflation rate and adjusted by a productivity factor (3% from 2003 through 2006). Within the basket, Telmex is allowed to raise tariffs as long as the price of the basket remains under the cap, and lower tariffs, provided they remain above the long run incremental cost of each service.

Telmex’s tariffs for domestic long distance declined in real terms more than 70% from December 1996 to June 2004, because either Telmex did not increase its prices to account for inflation or the price decreased due to competitive forces. We believe that the Mexican telecommunications market will continue to experience tariff pressure.

Anti-competitive practices. Telecommunications service providers are prohibited by law from adopting discriminatory practices generally, including in the application of tariffs. All tariffs must be based on the following factors:

•	quality,

•	competitiveness,

•	security, and

•	the length of time the carrier will commit to providing the service.

Those companies determined by the Federal Competition Commission to have substantial market power pursuant to the provisions of the Ley Federal de Competencia Económica (Federal Law of Economic Competition), Mexico’s antitrust statute, can be regulated so as to prevent anti-competitive practices.

Since Telmex has been declared a “dominant carrier”, that is, a carrier holding substantial power in five specific telecommunications markets, we have filed a motion with Cofetel to reapply Telmex’s obligations with regard to rates, quality of service and information, in accordance with the Federal Telecommunications Law. If we are successful and Cofetel reapplies Telmex’s obligations, Telmex will be obligated to refrain from anticompetitive practices by, among other things, improving the quality of our interconnections with their network, submitting to the supervision by Cofetel of the rates that they charge, performing separate accounting for the separate divisions of Telmex, and releasing information regarding their network.

Long distance-to-local and local-to-local interconnections. Under Mexican regulations, local telephone concessionaires must enter into interconnection agreements with local and long distance concessionaires, pursuant to which the local operator is obligated to route calls from customers to the local or long distance carrier of the customer’s choice. The local carrier would be obligated to route those calls to the switches of the call recipient in the same local area of its origination (in the case of a local call). The long distance carrier would be obligated to route those calls to local switches in the area of the call recipient (in the case of a domestic long distance call) or to the appropriate international network (in the case of an international long distance call).

Our “long distance-to-local” interconnection agreement with Telmex sets forth the terms and conditions under which we are allowed to interconnect our long distance network with Telmex’s local network.

Our local-to-local interconnection agreement with Telmex sets forth the terms and conditions under which we are allowed to interconnect our local network with Telmex’s local network.

Every year we and Telmex begin negotiations of the terms and conditions, including rates, applicable for the next year. If we are not able to enter into an agreement, the Federal Telecommunications Law provides that in 60 days Cofetel will resolve any interconnection disagreement between concessionaires. The interconnection agreements provide, however, that the terms and conditions of the agreements will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively. During the last quarter of 2004, we reached a new agreement with Telmex for 2004 and 2005.

Among other things, the interconnection agreements may be terminated if we suffer a substantial default under our interconnection agreement with Telmex.

International settlement

On August 11, 2004, the International Telecommunications Rules were issued by Cofetel. Under these new rules the proportional return and the uniform settlement rate systems (formerly enforced by the International Long Distance Rules-1996) were eliminated. Under the proportional return system, incoming calls were divided among Mexican carriers in proportion to the outgoing international traffic originated by each of the carriers as determined by a committee composed of all the long distance carriers. The rates of payment were negotiated with each foreign carrier by the dominant carrier in Mexico, Telmex. Under the new system, the international settlement rates are subject to free market rules which allow for each carrier to negotiate freely its own rates. We expect that the international settlement rates that leading U.S. carriers use to settle accounts with foreign telecommunications carriers will continue to be subject to intense downward pressure due to competition factors.

Interconnection agreements between a Mexican long distance concessionaire and foreign carriers require the approval of Cofetel before becoming effective.

We are entitled to receive net settlement payments from AT&T, the carrier in the U.S. with whom we interconnect, pursuant to a duly registered interconnection agreement. This agreement, and agreements we have entered into with other carriers, including Teleglobe Canada Inc., Telefónica de España, S.A.U. and British Telecommunications, Plc., are similar to those agreements other Mexican long distance carriers have with corresponding foreign carriers. These agreements govern the payment rates between Mexican carriers and foreign carriers for the exchange of international call traffic billed in Mexico, and between foreign carriers and Mexican carriers for the exchange of international call traffic in calls billed abroad.

Pursuant to Cofetel regulations, the only legal way to transport public, internationally switched long distance minutes into Mexico is through long distance concession holders via international ports. Because international settlement rates to terminate traffic in Mexico are generally higher than rates for terminating domestic Mexican long distance traffic, a portion of the long distance market between Mexico and the U.S. is served by entities that bypass the international ports, a practice deemed illegal by Cofetel. These entities terminate those calls as domestic calls, thus avoiding the payment of settlement charges. On December 29, 2000, as part of a settlement agreement, we, Telmex, Telnor and Avantel signed an agreement to seek to eliminate bypass traffic. This part of the settlement agreement became effective on January 1, 2001 and since that day we have been working to eliminate the so called bypass traffic. The new rules enhance competition among the legal concessionaires by cutting down the margin within which a by-pass company would operate. As a result we expect that most of companies engaged in by-pass traffic will disappear.

Off-net charges (Long Distance-to-Long Distance Interconnection)

We pay Telmex a per-minute charge to terminate calls on its network in cities outside of those 198 cities from which we currently originate traffic. These traffic minutes represented about 13% of our revenues and total minutes of traffic for 2004.

Our contract with Telmex for off-net services, “Plan Lada Operadores”, expired on December 30, 1999. However, we and Telmex continue to operate this traffic under the terms and conditions of the settlement agreement among, Telmex, Telnor, Avantel and us signed on December 29, 2000. For the period from January 1, 2000, to December 31, 2003, our off-net charges were the lower of 75% of Telmex’s lowest rate made available by Telmex in the market for domestic long distance service to its final users or 75% of the lowest rate applied by Telmex to the termination market for the international long distance switched public traffic service in Mexican national territory. In November 2004, during our negotiations to establish the terms and conditions for the interconnection rate and other issues for the year 2004 and 2005, we agreed with Telmex to set off-net charges equal to the lowest of Ps0.75 per minute and any rate available by Telmex for domestic long distance service to any telecommunications public network concessionaire or any rate available by Telmex to US carriers for traffic originated outside Mexico and terminated in Mexican national territory.

Third party verification

During 1997, the Mexican long distance telecommunications market experienced rates of churn significantly higher than those experienced in the United States and similar markets. In response to complaints by the Mexican long distance carriers that a significant portion of this churn rate was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge, Cofetel provided for a third-party verification system, similar to that used in the United States and other countries. Since February 6, 1998, every carrier began to submit to the third-party independent verification company Soluciones Pearson, S.A. de C.V. the name and number of each customer acquired. Pearson then independently called each customer to verify that the customer had voluntarily chosen the carrier who had submitted such customer’s name. Since February 1999, a representative of Pearson is now patched into the call while a customer is signing up for new service. As a result of this and other measures, the churn rate has dropped substantially from an average of 18.8% per month in the beginning of 1998, to an average of 7.1% per month in 2002, 2.5% per month for 2003 and 2.7% per month for 2004.

Value-added taxation of telephone services

Billings for telephone services are subject to value-added tax of 15.0% throughout Mexico, except billings for telephone services in cities that border the United States or cities located within certain states or municipalities which are subject to value-added tax of 10.0%. We include this charge on all Mexican bills and we are obligated to remit this amount monthly to the relevant taxing authority.

C. Organizational structure

We are owned 49% by AT&T and 51% by Onexa. Onexa is owned by Alfa and BBVA Bancomer. AT&T holds its equity in us through its subsidiary AT&T Telecom Mexico.

Alfa is one of Mexico’s largest conglomerates. It comprises five groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, steel manufacturing, processed food, auto parts and telecommunications. As of December 31, 2004, Alfa’s total assets amounted to Ps.90.4 billion, with annual sales of Ps.58.8 billion and operating income of Ps.5.3 billion.

AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. AT&T runs the largest, most sophisticated communications network in the U.S., backed by the research and development capabilities of AT&T Labs. A leading supplier of data, internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting to large businesses and government. AT&T is a market leader in local, long distance and internet services, as well as transaction-based services like prepaid cards, collect calling and directory assistance. On January 1, 2005, AT&T and SBC Communications Inc., or SBC, announced that their boards had reached an agreement under which SBC will acquire AT&T. The acquisition is subject, among other things, to the approval of AT&T’s shareholders and the relevant regulatory authorities. If approved, the deal is expected to close in the first half of 2006. See “Item 3. Key Information – D. Risk Factors – Factors Relating to Alestra – The SBC Communications acquisition of AT&T could have a material adverse effect on our operations and our financial position”

Grupo Financiero BBVA Bancomer (BBVA Bancomer or “the Group”) is the leading private financial institution in Mexico with 28,815 employees and is the largest in Latin America in terms of deposits and customer base, with total assets of 566,325 million pesos as of December 31, 2004. The Group’s main subsidiary is Bancomer, a leading banking institution with 1,671 branches operating under a universal banking concept, offering products and services to more than 9.3 million clients through a business model of distribution networks segmented by groups of customers. Additionally, the Group has diversified income sources with non-banking subsidiaries involved in mutual funds, annuities, pension funds, insurance, brokerage, money remittances and asset management. In June 2002, BBVA Bancomer became an affiliate holding company of Banco Bilbao Vizcaya Argentaria (BBVA), a leading financial group in Spain, which has 84,117 employees catering to 35 million clients in 35 countries, mainly in Europe and Latin America, through a network of 6,848 offices.

On November 14, 2000, we restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Telecom Mexico holds 49% of the N stock and Onexa holds the other 51%. Onexa continues to hold 100% of the Series A shares and AT&T Telecom Mexico continues to hold 100% of the B shares. As of December 31, 2004, AT&T Mexico holds 578,859,772 shares of our common and N stock and Onexa holds 602,486,701 shares of our common and N stock.

Our Senior Notes are not guaranteed, secured or otherwise supported by our equity holders.

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

Our approximately 1,900 employees are employed through our sole subsidiary Servicios Alestra S.A. de C.V., which is organized under the laws of Mexico. We hold 99.99% of the capital stock of Servicios Alestra. Our employees are paid by that entity with funds provided by us on a monthly basis under a management and services agreement.

D. Property, plants and equipment

Our network

Network components. As of December 31, 2004, we have invested more than Ps.7,098.1 million in our technologically advanced fiber-optic network. Construction of the original design for our long distance network was completed in 1997. Our average network reliability in 2004 was 100% for our backbone, 100% for last-mile solutions based on fiber optic equipment and 99.9991% for last-mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state-of-the-art technology. Our network was constructed and is operated in accordance with the reliability, redundancy and restoration standards of AT&T’s U.S. network. The key components of the network, all of which are directly owned by us, include:

•	Over 5,830 route kilometers of long-distance and intra-city network, mostly with Lucent True Wave fiber-optic underground inter-city facilities;

•	Approximately 820 route kilometers of metropolitan area fiber-optic facilities;

•	Eight Lucent digital voice switches, plus one which is used for testing purposes;

•	Next generation Sonus Softswitch and gateways to provide local services; and

•	Cisco Systems ATM/frame relay switches; “carrier-class” Cisco Gigabit Switch routers,

“carrier-class” Cisco Systems routers used for data services and internet connection; an MPLS core for VPN services; and over 11,000 modems for Dial-Up services.

We have over 3,000 agreements in place with highways, railroads and utilities companies that provide us with rights-of-way throughout Mexico. We believe these rights-of-way provide barriers to entry for potential facilities-based new competitors in the long distance market.

Our network is expandable and flexible. The conduit comprising the long distance network contains a fiber-optic cable with 24 fiber-optic strands. In the metropolitan rings, there are three conduits (four in the case of Mexico City), at least one of which contains fiber-optic cable with 36 fiber-optic strands. The new metropolitan infrastructure recently installed in Mexico City and 3 industrial parks in Ciudad Juarez has a fiber-optic cable with 144 fiber-optic strands. These conduits are generally buried more than one meter below ground. Most of the metropolitan rings built by us also have at least one empty conduit, allowing for additional capacity to be deployed in the future at a substantially lower cost.

Fiber-optics. Our inter-and intra-city fiber-optic network is 5,830 kilometers in length and consists of three fiber-optic inter-city rings with the transmission capabilities of dense wave division multiplexing (DWDM) and Synchronous Digital Hierarchy architecture (SDH). The network is located in the following areas:

•	a northern ring that extends from the United States border crossings at Reynosa and Nuevo Laredo through Monterrey;

•	a central ring through Guadalajara;

•	a southern ring through Mexico City;

•	two interstate segments on the eastern coast of Mexico that run from the central region to the northern part of the country; and

•	four border crossings located over the U.S.-Mexico border (Tijuana, Ciudad Juarez, Nuevo Laredo, Reynosa), and another through the use of capacity in submarine cable systems from Cancun.

Pursuant to our long distance concession, we are permitted to send domestic traffic through AT&T’s U.S. network facilities to achieve connectivity among our inter-city fiber-optic rings and two border crossings at Tijuana and Ciudad Juarez. We are the only carrier with dual-ring SDH infrastructure in the border with the United States, through San Antonio, Texas to Nuevo Laredo and Reynosa, Tamaulipas in México; this is a feature that provides diversity and reliability to our customers.

Our network incorporates Lucent True Wave “non-zero dispersion shifted” fiber-optic cable, which supports SDH and dense wave division multiplexing technology (DWDM). SDH is the industry standard in transmission technology, similar to SONET, which supports 2.5 gigabit per second transmissions over a single fiber-optic strand. SDH enables the deployment of bi-directional ring architecture, a system that allows for nearly instantaneous rerouting of traffic in the event of an equipment failure or a fiber-optic cut. We were the first Latin American carrier to use dense wave division multiplexing technology, which enables greatly expanded transmission capacity over the same physical infrastructure or fiber link through the installation of additional electronics only, thus enabling us to increase significantly our transmission capacity. All of our long distance fiber-optic facilities use dense wave division multiplexing technology with an effective transmission rate of 40 gigabits per second per pair of fiber-optic strands. We are currently utilizing one pair of fiber-optic strands with a 2.5 gigabit per second capacity and a second pair of fiber-optic strands using dense wave division multiplexing technology with a capacity of 40 gigabits per second, of which we currently utilize four wavelengths with a capacity of 10 gigabits per second.

Electronics and switching. We have deployed five Lucent 5ESS digital switches to provide long distance services. The switches are located in Monterrey, Guadalajara, Mexico City, Ciudad Juarez and Tijuana. These switches perform as international and domestic gateways. We have also deployed one 5ESS and two VCDX switches, a compact version of the 5ESS, to provide local services in Mexico City, Monterrey and Guadalajara. In addition, we have deployed one switch for testing purposes in Monterrey. The Lucent 5ESS switch is an industry-leading universal digital exchange system, with an extraordinary record of availability and performance, and capable of supporting both voice and data switched services. The 5ESS supports a full range of U.S. and international transport and signaling standards, including interfaces to both the U.S. standard DS-1 (24 channel) and the European standard E-1 (30 channel) trunking. The 5ESS digital switch can deploy several types and combinations of telecommunications services on a single exchange platform including analog, mixed analog/digital or digital lines and can function as a local, toll and gateway exchange.

We have large points of presence, or POPs, in 30 cities within our long distance network, in addition to metropolitan, junction and regenerator sites. A “point of presence” is a location where we have installed transmission equipment that serves as a switching center or relay for the larger network. Our points of presence contain telecommunications equipment (switching and/or transport) and serve as interconnection points between different elements of our network and other networks (including Telmex). Each switch and point of presence is housed in a concrete structure that is equipped with an advanced power supply, air conditioning, and security and fire protection system.

Our signaling network is connected to AT&T through international SS7 signaling interfaces. These signaling interfaces allow us to interface with other network and telecommunication services providers, as well as provide us with advanced services.

To support the growing demand for data services, we have deployed an ATM/Frame Relay, an MPLS-VPN, an IP protocol network, and several metropolitan Ethernet Networks, all of which are based on our DWDM and SDH fiber-optic transmission network. We have deployed Frame Relay switches in Mexico City, Monterrey, Guadalajara, Puebla, Tijuana and Ciudad Juarez which interconnect with AT&T’s Global Frame Relay network. Our Internet (IP) network is supported by carrier class gigabit routers and other high capacity and/or performance routers deployed in key points of presence and switch sites. Our IP protocol network interconnects with the global internet via AT&T’s WorldNet internet services. We have deployed 23 Cisco Routers from our VPN infrastructure in the cities of Mexico, Monterrey, Guadalajara, Tijuana, Ciudad Juarez, Chihuahua, Culiacan, Cancun, Tampico, Mexicali, Hermosillo, Nogales, Ciudad

Obregon, Los Mochis, La Paz, Acapulco, Ciudad del Carmen, Coatzacoalcos, Irapuato, Merida, Oaxaca, Tuxtla and Villahermosa. All of our service networks expand their coverage to the entire country through our own Transmission Network and through the use of Alternate Access providers.

Direct access. Our direct access facilities allow our customers to access our network directly and avoid interconnection with local exchange carriers and incumbent networks like Telmex’s. We have deployed metropolitan fiber-optic rings consisting of approximately 820 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juarez, Tijuana, San Luis Potosi, Queretaro, Leon and other cities in Mexico, each of which has been deployed using an SDH ring or asynchronous transfer mode (ATM) architecture. To date, we have 60 metropolitan points of presence (miniPOPs) in our metropolitan rings acting as hubs to connect commercial customers and some corporate buildings to our network, and more are scheduled in 2005 as customer demand increases. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

Wireless facilities. We hold two national point-to-point concessions to provide wireless connectivity to business customers (one in the 15 GHz band and one in the 23 GHz band). We also hold three point-to-multipoint concessions in the 10 GHz band covering Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos which provide direct access to our small business customers. We lease wireless frequency capacity from Conectividad Inalambrica 7GHz, S. de R.L., a joint venture between our equity holders and a subsidiary of Avantel, which acquired rights to use a concession in the 7 GHz band with national coverage to provide wireless connectivity to business customers and to expand the network infrastructure. To provide less capital-intensive direct access facilities and network interconnection in selected smaller cities (and for redundancy purposes), we have deployed 44 radio towers in our network. On these towers we have selectively deployed point-to-point and point-to-multipoint digital microwave transmission equipment. Our main suppliers of digital microwave equipment include Alcatel, Alvarion, Marconi and Harris Corporation. A continuous process of evaluation is performed among current and potential technology suppliers.

Leased facilities. To cost-effectively originate and terminate traffic in cities where we do not have a point of presence, we lease facilities from Telmex for an installation fee plus a monthly fixed-cost charge. In this way, we are able to address a large number of additional end-users efficiently.

Currently, we do not have any material plan to construct or improve our network, and we believe that there are no environmental issues that may have an impact in our network.

Other properties

Our other principal properties consist of management and customer service offices in Monterrey, Guadalajara and Mexico City, and sales offices and network infrastructure sites such as points of presence and regenerators that are located throughout Mexico. We own, or possess pursuant to leases, land totaling approximately 69,000 square meters on which management offices, sales offices, customer service centers and points of presence are located. Our principal administrative offices are located in Monterrey and Mexico City and our principal operations center is located in Monterrey.

Item 5.	Operating and Financial Review and Prospects.

A. Operating results

See Item 4. “Information on the Company” and Item 8. “Financial Information” included in this annual report together with the following discussion and analysis of our financial condition and results of operations.

Basis of presentation

We prepare our financial statements in conformity with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 19 to our audited consolidated financial statements for information related to the nature and effect of such differences and a quantitative reconciliation to U.S. GAAP of our net income (loss) reported under Mexican GAAP for the years ended December 31, 2002, 2003 and 2004 and our of total stockholders’ equity as of December 31, 2003 and 2004.

Mexican GAAP requires that financial statements recognize the effects of inflation. Accordingly, except where otherwise indicated, the consolidated financial data for all periods have been presented in constant Pesos as of December 31, 2004. Although the restatement of nominal Peso amounts into constant Pesos lessens the distorting effect that inflation has on comparisons of financial statements over time, the restatement does not wholly eliminate these distortions, and evaluation of period-to-period trends may be difficult.

Beginning January 1, 1997, the Modified Fifth Amendment of Bulletin B-10 (“Fifth Amendment”) became effective. The Fifth Amendment requires companies to restate machinery and equipment of a non-Mexican origin using an index which reflects the inflation rate in the respective country of origin and the exchange rate of the Peso against the currency of such country at the balance sheet date. The application of the Fifth Amendment resulted in a reduction of Ps.32.5 million and increase (gain) of Ps.373.4 million in the net book value on our equipment of non-Mexican origin as of December 31, 2004 and 2003, respectively, which was recorded as a (deficit) gain in the restatement of capital.

On December 1, 2003, our shareholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps.4,516.9 million and (ii) reduce the variable portion of the capital stock for Ps.8,574.5 million and Ps.1,250.1 million by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of our shares was proportionally reduced according to the ownership interest of each of our shareholders, 51% on Onexa and 49% on AT&T . These transactions did not represent a contribution or payment to our share holders.

Overview

Our primary business consists of the operation of a public telecommunications network in Mexico offering domestic and international long distance voice, data, video, internet-related services, and local telephone service. In accordance with the terms of our long distance concession and guidelines established by the SCT, on January 1, 1997 we began the gradual rollout and expansion of our long distance services to 60 cities. Our services became available in all 60 cities on June 27, 1997. Currently, we provide long distance origination services from 198 cities in Mexico. In 2002, we had an estimated 18% of the total international long distance market in terms of minutes carried, in 2003, we had an estimated 11% of the total international long distance market in terms of minutes carried, and in 2004 we had an estimated 12% of the total international long distance market in terms of minutes carried. As of December 31, 2002, we had 683,374 lines in service, as of December 31, 2003, we had 548,611 lines in service and as of December 31, 2004, we had 479,297 lines in service.

Our revenues consist of: (a) charges to customers for long distance calls, which are billed in pesos, (b) billings to foreign carriers for termination of incoming international telephone calls, which are billed in U.S. dollars, (c) fixed charges to customers for our data and internet services, which are billed mainly in pesos and (d) fixed and variable charges to customers for our local services, which are billed in pesos. Our revenues depend on the number of subscribers, volume of traffic, rates charged by us to our customers and settlement rates agreed with foreign carriers.

Our cost of service consists primarily of local access charges and resale expenses which are paid on a per-minute basis primarily to Telmex, international settlements payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us, and fees for leased lines which are typically paid on a per-circuit per-month basis primarily to Telmex.

The following table sets forth certain statistical data regarding our operations:

	2002		2003		2004
Lines in service at end of period:
Business	94,885		80,254		79,780
Residential	588,489		468,357		399,517

Minutes of use for the period (1):
Domestic long distance	1,748,742	54%	1,670,601	47%	1,478,654	42%
International long distance	1,506,899	46%	1,892,583	53%	2,060,158	58%

Total	3,255,641	100%	3,563,184	100%	3,538,811	100%

(1)	In thousands.

The following table sets forth information regarding our operating revenues:

	2002		2003		2004
Domestic long distance	1,580.0	32.5%	1,307.6	22.5%	1,041.4	21.4%
International long distance	2,271.6	46.8%	3,131.6	53.9%	2,210.0	45.4%
Data, internet and local services	1,003.8	20.7%	1,371.5	23.6%	1,616.4	33.2%

Total	4,855.4	100.0%	5,810.7	100.0%	4,867.9	100.0%

Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operations are significantly impacted by economic conditions within Mexico.

Beginning in December 1994, Mexico experienced an economic crisis characterized by exchange rate instability, devaluation of the Peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. The economic crisis resulted in part from a series of internal disruptions and political events that undermined the confidence of investors in Mexico. These adverse conditions in Mexico also resulted in an increase in the annual rate of inflation from 7.1% as of December 1994 to 52.0% as of December 1995, and a liquidity crisis affecting the ability of the Mexican government and the banking system to refinance or refund maturing debt issues. Mexican interest rates, which averaged 13.8% per annum for 28-day Cetes, or Mexican treasury bills, during 1994, increased to an average of 48.3% during 1995. According to government estimates, GDP fell by 6.2% in 1995. Mexico’s gross international reserves fell sharply at the end of 1994, from $24.5 billion at December 31, 1993 to $6.1 billion at December 31, 1994 and were $15.7 billion at December 31, 1995, as reported by the Banco de México.

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year Ended December 31,	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of the End of Each Year
1996	27.7%	31.3%	5.1%	$17.5 billion
1997	15.7%	19.8%	6.8%	$28.0 billion
1998	18.6%	24.5%	4.9%	$30.1 billion
1999	12.3%	21.5%	3.9%	$30.7 billion
2000	9.0%	15.3%	6.6%	$35.6 billion
2001	4.4%	11.3%	(0.2)%	$44.8 billion
2002	5.7%	7.1%	0.8%	$50.7 billion
2003	4.0%	6.2%	1.4%	$59.0 billion
2004	5.2%	6.8%	4.4%	$64.2 billion

A portion of our cost of services and a significant portion of our operating expenses are indexed by inflation. Accordingly, increases in inflation will generally increase our cost of service and operating expenses. We generally have fixed contracts with our customers and in the event we are unable to raise our rates to incorporate increases in inflation, our results will be adversely affected.

We also record noncash gains or losses on monetary position, which represent the erosion of purchasing power resulting from the effect of inflation on our holdings of monetary assets and liabilities. Our monetary liabilities, consisting primarily of bank debt and accounts payable, have exceeded, and are expected to continue to exceed, our monetary assets, which consist primarily of cash and cash equivalents and accounts receivable. As a result, inflation will tend to produce gains to monetary position.

Impact of foreign currency fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses are exposed to foreign currency fluctuations, our financial instruments are most exposed. As of December 31, 2004, the amount of senior notes and notes payable denominated in U.S. dollars was Ps.4,426.2 million.

Depreciation of the Peso against the U.S. dollar results in increases to our dollar-denominated revenues and expenses as reported in Peso. Conversely, appreciation in the value of the Peso against the U.S. dollar results in decreases to U.S. dollar-denominated revenues and expenses as reported in Pesos.

Interest expense on our U.S. dollar-denominated debt, as expressed in Pesos in our financial statements, varies with exchange rate movements. Depreciation of the Peso results in increases in interest expense on a Pesos basis.

We record foreign exchange gains or losses when the Peso appreciates or depreciates against the U.S. dollar. Because our U.S. dollar-denominated monetary liabilities have exceeded, and are expected to continue to exceed, our U.S. dollar-denominated monetary assets, depreciation of the Peso against the U.S. dollar will result in foreign exchange losses.

From time to time, we assess our exposure and consider opportunities to manage this risk, for instance through the use of hedging instruments. As of the date of the submission of this annual report, however, we have not used financial instruments to manage foreign currency fluctuations.

See Item 3. “Key Information —Selected Financial Data” for a discussion of exchange rates.

Customer attrition and trade accounts receivable

We historically have experienced high rates of churn. Churn results in the loss of future revenue from those customers whose service is disconnected, as well as the inability to recoup costs incurred in acquiring the customer, such as switching costs, commissions, and costs incurred in connection with independent third-party verification. Churn occurs for several reasons, including disconnection by a company for non-payment of bills and disconnection by the customer who chooses to switch to a competing company or terminate service. In the beginning of 1998 our churn rate was an average of 19% per month. As a result of our new focus on high usage customers and the establishment of a third-party verification system described below, we were able to lower our churn rate to approximately 2.7% per month in 2004.

Management believes that a significant portion of the churn in 1997 and 1998 was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge. In February 1998, a third-party verification system was instituted to limit the practice of slamming. Subsequent to the implementation of the third-party verification system, the churn rate dropped to an average monthly rate of 6.2% from March 1998 to December 2002. During 2002, average monthly churn averaged 7.1%, and for 2003 was 2.5%. For 2004, our average monthly churn rate was 2.7%.

In response to our growing collection problems, we substantially increased our collection efforts by implementing new collection procedures and purchasing new management information systems. Such new procedures included the hiring of additional collection employees and the retention of external collection agents, allowing for the automatic payment of invoices through credit card charge programs, and the commencement of legal proceedings against customers with large outstanding unpaid balances. We also began receiving and providing customer credit information to the national credit bureau.

Our collection efforts are being reinforced by changes in industry practices and the March 1999 implementation of a shared industry database that contains information on customers with unpaid balances. Customers who owe any amounts to a long distance carrier and whose name appears in the database are now prevented from switching to another long distance carrier.

We still face collection risks relating to large business customers facing economic difficulties. In particular, we provide wholesale services to other carriers and wireless service providers. Although increased collection efforts have contributed to a reduction in our net receivables from Ps.495.1 million in 2003 to Ps.361.0 million in 2004, given the difficult economic conditions in Mexico and the liquidity issues faced by the small telecommunications companies to which we provide wholesale services, we may experience payment defaults.

Asset tax

Under current tax law, Mexican companies must pay the higher of an income tax or an asset tax. The asset tax is an amount equal to 1.8% of total assets. As a start-up we have benefited from a grace period from the asset tax, and as a result, we were exempted from the asset tax from our inception through 1999. Since 2000 we have not paid any asset taxes because we have an asset tax reduction stemming from accelerated depreciation booked in 1996 and 1997 which allowed us to offset the asset tax. This asset tax reduction expired at the end of 2002. In

2003 and 2004 we applied the option established in Article 5-A of the Asset Tax Law. As a result we did not pay asset taxes those years. Under this option we may commence accruing asset tax in 2007 (to be paid in 2008). Our only subsidiary, Servicios Alestra S.A. de C.V., began paying asset tax in 2000. Total asset tax for the years ended December 31, 2002, 2003 and 2004 were Ps.4.9 million, Ps.4.1 million and Ps.4.0 million, respectively.

Regulations

We operate in a highly regulated industry and the services we provide as well as some of the rates we may charge our customers are subject to regulatory approval. See Item 4. Information on the Company – B. Business Overview – Regulatory framework and bodies.”

Results of operations

Fiscal Year ended December 31, 2004 compared to Fiscal Year ended December 31, 2003

Revenues

Total revenues decreased 16.2%, or Ps.942.8 million, to Ps.4,867.9 million in 2004 from Ps.5,810.7 million in 2003.

Long Distance Services. Revenues from domestic long distance services for 2004 decreased 20.4%, or Ps.266.2 million, to Ps.1,041.4 million from Ps.1,307.6 million in 2003. This decrease was the result of lower domestic long distance volumes and lower average revenue per minute. Domestic long distance volume for 2004 decreased 11.5%, or 191.9 million minutes, to 1,478.7 million minutes compared to 1,670.6 million minutes in 2003, while our average domestic long distance revenue per minute decreased 10.0%, or Ps.0.08, to Ps.0.70 in 2004 from Ps.0.78 in 2003. Our total lines in service decreased 12.6%, or 69,314 lines, from 548,611 at December 31, 2003 to 479,297 at December 31, 2004 as a result of our strategy to focus on our business customers and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues represented 21.4% of our revenue in 2004, compared to 22.5% of our revenue in 2003.

Revenues from international long distance services for 2004 decreased 29.4%, or Ps.921.5 million, to Ps.2,210.0 million from Ps.3,131.6 million in 2003. This reduction in revenues was primarily due to a 35.2%, or Ps.0.58, decrease in the average revenue per minute from Ps.1.65 in 2003 to Ps.1.07 in 2004, which was partially offset by a 8.9%, or 167.6 million minute, increase in total international volume from 1,892.6 million minutes in 2003 to 2,060.2 million minutes in 2004. The decrease in the average international long distance revenue per minute was a result of lower international settlement rates and lower tariffs from services such as collect calls, calling card and other international services. As part of our strategy, we have directed our efforts on capturing profitable traffic and have decided not to carry some of the international traffic which typically provided higher revenue per minute –and higher cost- than the settlement payments for direct-dialed calls. During 2004, international long distance revenues represented 45.4% of total revenues, compared to 53.9% during 2003.

Data, Internet and Local Services. During 2004, data, internet and local service revenues reached Ps. 1,616.4 million, representing a 17.9% increase over the Ps. 1,371.5 million recorded in 2003. This favorable result was due to a moderate growth in internet services and to the sustained growth of local service. During 2004, we expanded this service in two additional cities, Matamoros and Nuevo Laredo, and launched new local service features such as Smart Web, a traffic analyzer system. We currently offer local service to 15 cities in Mexico. Our data, internet and local service segment consistently has increased its share in our revenue portfolio and represented 33.2% of our total revenues in 2004, compared to 23.6% in 2003.

Cost of Services (excluding depreciation)

Cost of services consists primarily of local access charges, resale expenses, paid on a per-minute basis primarily to Telmex, international settlement payments and surcharges paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us and for services rendered, and fees for leased lines, typically paid on a per-circuit per month basis primarily to Telmex. While total traffic slightly decreased 0.7%, cost of services decreased 22.0% to Ps. 2,347.2 million for 2004, compared to Ps. 3,009.7 million for 2003. This decrease in cost is primarily due to the reduction in the international settlement rates and the reduction of surcharges related to other international services no longer provided.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for 2004 decreased 10.0% or Ps. 280.4 million to Ps. 2,520.7 million from Ps. 2,801.0 million in 2003. The decrease in gross profit is explained by the 16.2% decrease in our total revenues during 2004 partially offset by the decrease in cost of services. Our gross margin, defined as gross profit as a percentage of total revenues, increased to 51.8% for 2004 compared to 48.2% in 2003. The increase in gross margin is due to a higher participation in revenues of our data, internet and local services, which provide higher gross margin than long distance services, and lower cost of services as a result of the reduction of international settlement rates.

Long Distance Services. Gross profit for long distance services decreased 26.8% or Ps. 470.1 million to Ps. 1,286.7 million in 2004 from Ps. 1,756.9 million in 2003. The decrease in gross profit was driven by the 20.4% reduction in domestic long distance revenues, and by 29.4% reduction in international revenues partially offset with a 30.7% reduction in costs of international services.

Data, Internet and Local Services. Gross profit for data, internet and local services increased 18.2% or Ps. 189.8 million to Ps. 1,233.9 million in 2004 from Ps. 1,044.2 million in 2003. The growth in gross profit of our data, internet and local business was primarily a result of revenue growth of 17.9%.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 8.3% or Ps.129.4 million, to Ps.1,425.5 million in 2004 from Ps.1,554.9 million in 2003. This decrease is mainly explained by the reduction of Ps.54.0 million in marketing expenses and Ps.38.5 million decrease in personnel related expenses as a result of the continuous optimization measures. As a percentage of total revenues, administration, selling and other operating expenses for 2004 were 29.3% compared to 26.8% registered during 2003.

Depreciation and amortization

Depreciation and amortization decreased 2.3% or Ps.21.8 million to Ps.913.9 million in 2004, from Ps.935.6 million in 2003. This decrease is mainly due to the depreciation of computer equipment in 2003, which did not occur in 2004.

Operating income (loss)

Due to the factors described above, operating income decreased 41.6% or Ps.129.2 million to Ps.181.3 million in 2004, from Ps.310.5 million in 2003.

Comprehensive financial loss

Our comprehensive financial loss for 2004 was Ps.233.6 million, compared to a comprehensive financial loss of Ps.1,036.8 million for 2003. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2003	2004
	(in millions of constant pesos)
Interest expense	(696.9)	(461.1)
Interest income	7.2	16.7
Exchange loss, net	(624.5)	(3.8)
Gain from monetary position	277.5	214.6

Comprehensive financial result, net	(1,036.8)	(233.6)

Interest expense decreased Ps.235.8 million to Ps.461.1 million in 2004, from Ps.696.9 million in 2003, due to the lower interest rate of our senior notes due 2010 as a result of our restructuring process.

Interest income increased Ps.9.5 million to Ps.16.7 in 2004, from Ps.7.2 million in 2003, due to a higher average cash equivalents balance.

Exchange loss in 2004 was Ps.3.8 million compared to Ps.624.5 million recorded during 2003. We record a foreign exchange gain or loss with respect to U.S. dollar denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of indebtedness and accounts payable, exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. We have recorded a lower foreign exchange loss during 2004 due to the 0.3% depreciation of the Peso against the U.S. dollar compared to a 9.0% depreciation of the Peso against the U.S. dollar in 2003.

Gain from monetary position decreased from Ps.277.5 million for 2003 to Ps.214.6 million for 2004. Although Mexican inflation for the year 2004 was 5.2%, higher than the 4.0% recorded in the previous year, the decrease is primarily due to a lower level of net monetary liabilities.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject separately to an income tax and asset tax, which are computed separately by each entity. In order to defer asset tax payments in 2004, we applied the option established in Article 5-A of the Asset Tax Law. For 2004, Servicios Alestra recorded asset tax of Ps.4.0 million. We have generated substantial tax losses of approximately Ps.9,572.7 million; accordingly, no income tax provisions have been included in the income statements for 2004.

Net Income ( loss)

For the reasons discussed above, we recorded a net loss of Ps.84.4 million for 2004 compared to a net income of Ps.960.2 million in 2005, which included a benefit recorded of Ps.1,586 million from the debt restructuring.

Fiscal Year ended December 31, 2003 compared to Fiscal Year ended December 31, 2002

Revenues

Total revenues were Ps.5,810.7 million in 2003, a 19.7% increase from the Ps.4,855.4 million recorded during 2002.

Long Distance Services. Revenues from domestic long distance services for 2003 decreased 17.2% or Ps.272.4 million, to Ps.1,307.6 million, from Ps.1,580.0 million in 2002. Domestic long distance volume for 2003 decreased 4.5% compared to 2002 while the average revenue per minute decreased 13.4% to Ps.0.78 in 2003, from Ps.0.90 in 2002. Total lines in service decreased 19.7% from 683,374 at December 31, 2002 to 548,611 at December 31, 2003 as a result of our decision to focus on our business and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues were 22.5% during 2003, compared to 32.5% during 2002.

Revenues from international long distance services for 2003 increased Ps.860.0 million, to Ps.3,131.6 million, from Ps.2,271.6 million in 2002. This increase in revenues was primarily due to a 25.6% increase in total international volume from 1,506.9 million minutes in 2002 to 1,892.6 million minutes in 2003. We also experienced a 9.8% increase in the average revenue per minute from Ps.1.51 in 2002 to Ps.1.65 in 2003 as a result of higher share of traffic from services such as collect calls, calling card and other international services which typically provide higher revenue per minute to us than settlement payments for direct-dialed calls. During 2003, international long distance revenues represented 53.9% of total revenues compared to 46.8% during 2002.

Data, Internet and Local Services. During 2003, data, internet and local service revenues reached Ps.1,371.5 million, representing a 36.6% increase over the Ps.1,003.8 million recorded in 2002. This favorable result was due to the growth of the data and internet services market and the increase of our customer-base at the roll-out of this service. Our data, internet and local service segment increased its share in our revenue portfolio and represented 23.6% of our total revenues in 2003, compared to 20.7% in 2002.

Cost of services (excluding depreciation)

Cost of services amounted to Ps.3,009.7 million, or 51.8% of revenues, increasing 35.1%, or Ps.781.3 million, from Ps.2,228.4 million, or 45.9% of revenues, for 2002. This increase is primarily due to the 9.4% increase in total volume measured in minutes of use and by the 25.6% increase in our international long distance volume, which provides higher revenue but also higher cost.

Gross profit

Gross profit, defined as revenues minus cost of services, totaled Ps.2,801.0 million for 2003, a 6.6% increase from the Ps.2,627.0 million recorded during the same period of 2002. The increase in gross profit is explained by the 19.7% increase in revenues. Our gross margin, which is gross profit divided by revenue, decreased to 48.2% during 2003 from 54.1% in 2002.

Long Distance Services. Gross profit for long distance services decreased 5.8% or Ps.108.1 million to Ps.1,756.8 million in 2003 from Ps.1,864.9 million in 2002. The decrease in gross profit was driven by the 17.2% reduction in domestic long distance revenues partially offset with higher international long distance revenues.

Data, Internet and Local Services. Gross profit for data, internet and local services increased 37.0%, or Ps.282.0 million, to Ps.1,044.2 million in 2003 from Ps.762.1 million in 2002. The growth in gross profit of our data, internet and local business was primarily a result of revenue growth of 36.6%.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, which consist primarily of wages, salaries and benefits, consulting fees, billing and collection fees, building maintenance, advertising expenses, and the allowance for doubtful accounts, decreased 12.5% to Ps.1,554.9 million for the year ended December 31, 2003 from Ps.1,776.8 million during 2002. This reduction in administration, selling and other operating expenses was primarily due to our efforts to control costs, such as lowering headcount and cutting marketing, training and other discretionary expenses. As a percentage of total revenue, administration, selling and other operating expenses for 2003 were 26.8% compared to 36.6% during 2002.

Depreciation and amortization

In 2003, depreciation and amortization decreased 8.2% or Ps.84.1 million, to Ps.935.6 million, from Ps.1,019.8 million in 2002. This decrease is primarily due to the accelerated depreciation of our previous billing and customer care platform included in this expense until the first quarter of 2002.

Operating loss

Due to the factors described above, operating income reached Ps.310.5 million in 2003 compared to an operating loss of Ps.169.5 million in 2002.

Comprehensive financial loss

The comprehensive financial loss was Ps.1,036.8 million for 2003, compared to a comprehensive financial loss of Ps.1,347.8 million for 2002. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2002	2003
	(in millions of constant pesos)
Interest expense	(901.9)	(696.9)
Interest income	18.0	7.2
Exchange gain (loss), net	(839.1)	(624.5)
Gain from monetary position	375.3	277.5

Comprehensive financial result, net	(1,347.8)	(1,036.8)

Exchange loss for 2003 was Ps.624.5 million compared to an exchange loss of Ps.839.1 million in 2002. We record a foreign exchange gain or loss with respect to U.S. dollar-denominated monetary assets or liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of U.S. dollar-denominated indebtedness and accounts payable, exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. As a result, we have recorded a foreign exchange loss during 2003 due to the 9.0% depreciation of the Peso against the U.S. dollar compared to a foreign exchange loss during 2002 due to the 12.8% depreciation of the Peso against the U.S. dollar.

Gain from monetary position decreased Ps.97.7 million from Ps.375.3 million in 2002 to Ps.277.5 million for the year ended December 31, 2003. This decrease is primarily due to a lower Mexican inflation rate of 4.0% for 2003, compared to 5.7% for 2002, coupled with a lower base of monetary liabilities.

Interest expense decreased 22.7% or Ps.205.0 million from Ps.901.9 million during 2002 to Ps.696.9 million for the year ended December 31, 2003, due to the lowered interest rate of our senior notes due 2010 as a result of our restructuring process. The interest rate for our senior notes due 2010 is 8%, compared to the 12.125% for the $270 million of our senior notes due in 2006 and 12.625% for the $300 million of our senior notes due in 2009. Interest on our senior notes due 2010 began accruing on June 30, 2003 and is payable semi-annually in arrears on June 30th and December 30th starting on December 30, 2003.

Interest income decreased Ps.10.8 million, to Ps.7.2 million for 2003 from Ps.18.0 million in 2002 due to a lower average cash equivalents balance during 2003.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, S.A. de C.V., are subject separately to the payment of income taxes and asset taxes. During the 2003 fiscal year, we did not pay asset taxes because we have an asset tax credit stemming from accelerated depreciation booked in 1996 and 1997, which allowed us to offset the asset tax. During 2003, Servicios Alestra, S.A. de C.V. recorded asset taxes of Ps.4.1 million. We have generated substantial tax losses of approximately Ps.10,684.7 million; accordingly, no income tax provisions have been included in the income statements for 2003.

Special Item

In November 17, 2003 we concluded our debt restructuring process, in which we obtained 85.5% participation, representing $487 million of our $570 million senior notes due 2006 and 2009. We issued $304.2 million in senior notes due 2010 and paid $110 million in cash, resulting in a debt write-off of Ps.859.4 million ($73 million). Additionally, holders that participated in the offers, agreed not to receive accrued and unpaid interest on their tendered notes and agreed that interest payments in the amount of Ps.842.5 million ($71.4 million) scheduled to be made on November 15, 2002 and May 15, 2003 were never due and payable.

When we issued our senior notes in 1999, we incurred fees and expenses that were capitalized and being amortized over the term of the senior notes. We wrote off, as a special item, Ps.115.9 million in capitalized debt issuance cost corresponding to the 85.5% of note holders that exchanged their senior notes due 2006 and 2009 for senior notes due 2010.

A summary of the special item breakdown is as follows:

Ps.million
Gain on extinguishment of debt	859.4
Gain on reversal of accrued and unpaid interest
2002	468.0
2003	374.4

842.5
Write-off of capitalized debt issuance cost of tendered notes	(115.9)

Total	1,586.0

Net Income ( loss)

For the reasons discussed above, including the benefit of the debt restructuring, we recorded a net income of Ps.960.2 million for 2003 compared to a net loss of Ps.1,540.8 million during 2002.

Critical accounting policies

We have identified the policies below as critical to our business operations and to understanding the result of our operations. Preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. We believe the following accounting policies used in the preparation of our consolidated financial statements involve significant judgments and estimates.

Revenue Recognition

Our principal sources of revenue are derived from domestic and international long distance services. Revenues are recognized based on minutes of traffic processed by us. Since August 11, 2004, the proportional return system was eliminated from the international long distance rules. After this, revenues for international long distance services into Mexico are recognized based mainly on the minutes that AT&T sends to us.

Revenues from international long distance services reflect income obtained under bilateral contracts between us and foreign operators, as well as those amounts obtained from our clients in Mexico. The aforementioned bilateral contracts set the payment rates from us to foreign operators for the use of their networks in long distance interconnections invoiced in Mexico and from the foreign operators to us for the use of our network for the interconnection of calls invoiced outside of Mexico. Payment rates subject to these contracts are negotiated with each foreign operator.

In 2001, Telmex, MCI International Inc., IDB Worldcom Services Inc. and AT&T reached an agreement for the settlement rates applicable for 2001, 2002 and 2003. From January 1 to February 28, 2002, the settlement rate was $0.135 per minute. In 2002, Telmex, MCI International and AT&T reached a new agreement to reduce the settlements rates between Mexico and the United States for the remaining 2002-2003 period starting in March of 2002. Under this agreement, the carriers reduced settlement rates depending on call destination. For calls originating in the United States and terminating in Mexico City, Monterrey and Guadalajara, the settlement rate was $0.055 per minute. For traffic between the United States and the equal access cities other than Mexico City, Monterrey and Guadalajara, the settlement rate was $0.0850 per minute. For all other cities in Mexico, the settlement rate was $0.1175 per minute. Mexican carriers paid $0.055 per minute for traffic terminated in the United States. We agreed with AT&T to apply the same rates.

Since August 13, 2004, the exchange of traffic between AT&T and us has been based on negotiated agreements. In 2004, we paid to AT&T approximately $0.04 per minute for traffic terminated in the United States. AT&T paid us different rates depending on call destination.

Allowance for doubtful accounts

We take what we believe is a conservative approach toward uncollectible accounts, commonly called the Spindown Method. For all services, this method calculates a certain reserve based on a forecast of amount of customer accounts receivable that will become uncollectible, defined as residential customers whose accounts are 241 days past due and business customers whose accounts are 271 days past due. To obtain this forecast, an uncollectible rate (the “Spindown Rate”) is estimated and applied to each bucket of the accounts receivable. The Spindown Rate applied on each month’s reserve calculation equals the average Spindown Rate registered on the previous six-month period. Payment is due 25 days after the issuance of an invoice. We take several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person-to-person calls. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 90 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance greater than Ps.50, the account is also assigned to a collection agency 120 days after the due date. If the efforts of collection agencies are unsuccessful and the balance is large enough to make legal proceedings worthwhile, we commence legal proceedings. We consider our reserve to be sufficient to cover the potential risk of uncollectible accounts; however, we cannot assure that we will not be required to increase the amount of this reserve.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine depreciation and amortization expense to be recorded during any reporting period. The useful life of an asset is estimated at the time the asset is acquired and is based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened. This would result in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in asset’s value. We review assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations, estimates of future operations including estimates of revenues, costs, operating expenses, capital expenditures and debt service. Based in our analysis, no impairment existed at December 31, 2002, 2003 and 2004.

Deferred Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process requires us to estimate our certain current tax exposure together with an assessment of temporary differences resulting from the differing treatment of certain items for tax and accounting purposes, such as depreciation and amortization, cost and provisions, and allowance for doubtful accounts. These differences result in deferred tax assets and liabilities, which are included on our consolidated balance sheet. To the extent we establish a valuation allowance or we increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In 2004 we recorded a valuation allowance of Ps.2,226.7 million, due to uncertainty whether we may use certain deferred tax assets, primarily certain net operating losses carried forward and recoverable asset tax, before they expire. We began accumulating net operating loss carry-forwards beginning in 1996. These net operating loss carry-forwards expire ten years after they accumulate. The valuation allowance is based on financial projections prepared by us that were reviewed by independent consultants. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance that could materially impact our financial position and results of operations.

Accounting Pronouncements Under Mexican GAAP

In May 2004, the Mexican Institute of Public Accountants, or the “MIPA”, issued Bulletin B-7, “Business Acquisitions”, or “Bulletin B-7”, which provides guidance for accounting for business acquisitions and for investments in associated entities. Bulletin B-7 requires all business acquisitions and investments in associated entities be accounted for by the purchase method of accounting. Bulletin B-7 also supplements the accounting for the recognition of intangible assets as a part of a business acquisition. Upon adoption of Bulletin B-7, goodwill will cease to be amortized, and instead is tested for impairment annually. Bulletin B-7 also provides guidance for the acquisition of a minority interest, as well as for asset transfers and business acquisitions among entities under common control. Bulletin B-7 is effective for periods beginning on January 1, 2005, with early adoption encouraged. The adoption of Bulletin B-7 did not have an impact on our results of operations or financial condition.

On December 5, 2003, the MIPA amended Bulletin D-3, “Labor Obligations” (“Amended Bulletin D-3”). The amendments became effective on January 1, 2005. Amended Bulletin D-3 provides guidance in relation to the accounting and disclosure of severance payments due to causes other than restructuring. Amended Bulletin D-3 states that liabilities related to future severance payments should be accounted for in a manner similar to pensions and postretirement obligations, based on actuarial calculations. The adoption of Bulletin B-7 did not have a material impact on our results of operations or financial condition.

Accounting Pronouncements under U.S. GAAP

In June 2004, the Financial Accounting Statement Board, or FASB, issued Emerging Issues Task Force Issue No. 02-14, or EITF, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”, or EITF 02-14. EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock but nevertheless exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the company. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 is not expected to have any impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets An Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting For Nonmonetary Transactions”, or SFAS 153. SFAS 153 is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 states that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on our current financial condition or results of operations.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 19 to our audited consolidated financial statements for information relating to the nature and effect of such differences. Financial statements prepared under Mexican GAAP recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Net (loss) income under U.S. GAAP amounted to (Ps. 1,437.8) million in 2002, (Ps. 513.8) million in 2003 and Ps. 306.9 million in 2004, compared with net (loss) income under Mexican GAAP of (Ps. 1,540.8) million in 2002, Ps. 960.2 million in 2003, and (Ps. 84.4) million in 2004.

Stockholders’ equity under U.S. GAAP amounted to Ps. 610.6 million in 2003 and Ps. 917.5 million in 2004, compared with stockholders’ equity under Mexican GAAP of Ps. 2,584.0 million in 2003 and Ps. 2,467.2 million in 2004. See Note 19 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

B. Liquidity and capital resources

During 2004 we generated sufficient cash flow from operations to fund our requirements, including working capital, capital expenditures and our debt service. We believe that we will generate positive capital resources from our operations to fund 2005 needs. In addition, we are in the process of obtaining a leasing facility for up to $10 million to finance our operations.

Our ability to continue generating sufficient cash flow could be affected by the following factors among others:

•	the general economic conditions in Mexico;

•	access to the capital markets;

•	the continuing decrease in international settlements from foreign carriers;

•	lower domestic rates resulting from competition; and

•	higher capital expenditure needs to build and maintain our network.

Current Liquidity

As of December 31, 2003 and December 31, 2004, we had Ps.432.2 million and Ps.633.8 million of unrestricted cash and cash equivalents available, respectively. Unrestricted cash and cash equivalents balance increased Ps.201.7 million from December 31, 2003 to December 31, 2004 due mainly to the reduction in our interest expense.

The unrestricted cash and cash equivalents balance consists of cash and temporary investments with original maturities of three months or less. Our treasury policy is to invest in highly liquid temporary cash investments issued by Mexican major banks, U.S. banks and corporations with the highest credit ratings. As of December 31, 2004 we had cash of Ps.28.7 million and temporary investments of Ps.605.1 million, of which Ps.544.7 million were in U.S. dollar-denominated instruments and Ps.60.4 million were in Peso-denominated instruments.

In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of December 31, 2003 and 2004 our ratio of current assets to current liabilities was 1.37x and 1.80x, respectively. Our ratio of current assets to current liabilities increased from December 31, 2003 to December 31, 2004 due to the increase in our unrestricted cash balance.

Resources generated from, or used in, operating activities. Resources provided from operating activities in 2004 were Ps.890.2 million compared to resources provided in operating activities of Ps.520.7 million in 2003. This increase was primarily due to a better and efficient use of our resources after completing our debt restructuring process.

Resources used in, or generated from, investing activities. Resources used in investing activities were Ps.400.4 million and Ps.259.3 million in 2004 and 2003, respectively. The increase was due to a higher amount invested in real estate and equipment mainly aimed at providing last mile services to our business customers.

Resources used in, or generated from, financing activities. Resources used in financing activities for 2004 were Ps.288.1 million compared to resources provided by financing activities of Ps.0.9 million in 2003. Resources provided by financing activities for 2003 included the $100.0 million capital contribution from our shareholders to fund our debt restructuring, coupled with the reduction of our long term debt by $200 million due to our debt restructuring.

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

We are not currently engaged in any hedging activity to minimize the risk of changes in the value of Peso relative to the dollar. Given the nature of our revenues derived from international incoming traffic, which are U.S. dollar-denominated, and of our costs and expenses, which are principally Peso-denominated, we believe we will be only partially insulated from potential exchange rate fluctuations. We may use hedging activities to minimize currency risks in the future.

Material Commitments and Funding

The table below describes our current material commitments.

	Year ending December 31,
	2005	2006	2007
	( in millions of Pesos (1) )
Vendor financing	32.0	31.9	2.6
Principal	28.6	30.6	2.6
Interest	3.4	1.3	0.0

Lease financing	1.8	—	—
Principal	1.8	—	—
Interest	0.0	—	—
Principal payments on long-term debt (2)	67.8	549.2	373.1
Notes interest payments (3)	386.1	352.9	312.2
Operating leases	65.3	66.1	67.9
Capital expenditures	390.3	390.3	390.3

Total	943.3	1,390.4	1,146.1

(1)	Nominal pesos converted from U.S. dollars at a rate of 11.15 pesos per dollar, which is the noon buying rate provided by The Federal Reserve Bank of New York on December 31, 2004.

(2)	Principal payments on the senior notes.

(3)	Interest payments on the senior notes.

Capital expenditures for 2002, 2003 and 2004 amounted Ps.256 million, Ps.289 million and Ps.420 million, respectively. Although we do not have any capital expenditure commitment in 2005, we believe that our investments in 2005 will be similar to 2004. In January and February 2005 we invested Ps.44 million ($3.9 million).

We believe that the funds to meet our current material commitments will be provided by internally-generated funds from our operations.

Senior Notes Due 2006 and 2009

In May 1999, we issued a $570 million high yield bond in two tranches of $270 million and $300 million, which pay interest semi-annually in cash in arrears at a rate of 12.125% and 12.625% per annum, respectively, payable on May 15 and November 15 beginning on November 15, 1999. $487.0 million of our senior notes due 2006 and 2009 were retired pursuant to our exchange and cash tender offers completed in 2003. Due to our restructuring, as of December 31, 2004 we had outstanding $37.1 million of our 12.125% senior notes due in 2006 and $45.9 million of our 12.625% senior notes due in 2009, totaling $83 million. In our 2003 exchange offers and cash tender offers for our senior notes due 2006 and 2009, we also successfully solicited consents for the removal of substantially all of the affirmative and restrictive covenants for those notes, including the limitations on our ability to incur indebtedness and make restrictive payments.

The New Notes

In November 2003, we completed our exchange and cash tender offers and issued new senior notes due 2010. The new notes pay interest semi-annually in cash in arrears at a rate of 8% per annum on June 30 and December 30 beginning on December 30, 2003. As of December 31, 2004 we had $304 million of senior notes due 2010 outstanding.

The indenture governing our senior notes due 2010 contains the following covenants, among others, each subject to certain customary exceptions and carve-outs:

•	we may not incur indebtedness unless our consolidated leverage ratio would be less than or equal to 4.0 to 1.0;

•	we may not make restricted payments, such as dividends, unless we could incur at least one additional dollar of indebtedness, no event of default has occurred, and the sum of all restricted payments since May 17, 1999 is less than a specified amount; and

•	we may not incur any liens on any of our properties.

Other indebtedness

The credit facility that we have with Hewlett Packard de México, S.A. de C.V. is to fund information technology and telecommunication equipment and services. As of December 31, 2004, its balance was $5.6 million dollars. Such amount, which is being paid through monthly principal amortizations, is subject to an average annual fixed interest rate of 6.9%.

We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of December 31, 2004 of $0.2 million dollars. Final maturity of this facility is in June 2005.

Litigation

In September 2003, WRH commenced an action against us, our equity holders and the trustee of the indentures governing our senior notes due 2006 and our senior notes due 2009 in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin us from consummating our exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against us to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it had sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003. We moved, and WRH cross-moved, for summary judgment on WRH’s claim that its senior notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling, the court granted its motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate its senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, we, our equity holders and the trustee of the indentures governing our senior notes due 2006 and 2009 moved to dismiss the amended complaint. The motion to dismiss the amended complaint has been fully briefed and is pending before the Court.

Concurso Mercantil

On October 6, 2003, Eximius filed a request for an insolvency declaration and a Concurso Mercantil (a Mexican reorganization proceeding) under the LCM against us before a court in the State of Nuevo Leon, Mexico.

In its petition, Eximius alleged, among other things, that our senior notes due 2006 and our senior notes due 2009 had been ipso facto accelerated pursuant to the indentures dated May

17, 1999, between us and the Trustee (“U.S. Bank”), governing our senior notes due 2006 and 2009. Moreover, Eximius also alleged that we made certain statements in our prospectus relating to our exchange offers and consent solicitations that constituted an admission in writing of our inability to pay our debts generally, and that therefore our senior notes due 2006 and 2009 had been ipso facto accelerated under the indentures.

On October 28, 2003, the Monterrey court sent the trial records to Mexico City. The Mexico City Judge returned the trial records to Monterrey requesting that the issue be resolved in accordance with Commercial Code rules. We sought to have the proceedings returned to the Mexico City court on the basis that the Monterrey court lacked jurisdiction. On January 21st, 2004, the Monterrey court ordered that the records be returned to Mexico City as a consequence of the Monterrey court’s lack of jurisdiction and on January 28th, 2004, the 8th Federal District Judge in the Mexico City court accepted the records.

On November 12, 2003, we answered the “Concurso Mercantil” petition. Among other defenses, we argued that Eximius lacked a cause of action derived from sections I and II of Article 10 of the LCM, since on the date when the answer was filed, more than 85% of the holders of our senior notes due 2006 and 2009 had already consented to rescind all of their rights, including the acceleration of such notes.

On February 16, 2004, the Mexico City court appointed an expert to conduct the analysis of our financial situation (as required in the Concurso Mercantil process) to determine if we violated any of the statutory requirements of Articles 10 and 11 of the LCM. On April 7, 2004, the expert appointed by the Federal District Judge determined that we did not violate any of the statutory requirements of Articles 10, and 11 of the LCM.

On May 11, 2004, the 8th Federal District Judge issued a corresponding judgment, stating that we did not meet any of the statutory requirements of the LCM and therefore do not meet the financial tests to be placed in a Concurso Mercantil. The judgment requires Eximius to pay all court fees and expenses, including legal and expert’s fees. Eximius appealed the judgment before the court of appeals. On September 21, 2004 the Court of Appeals (Primer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito) confirmed the judgment of the lower court. Eximius subsequently filed an amparo (a federal jurisdictional appeal proceeding) which was admitted on October 14, 2004. Resolution of Eximius federal jurisdictional appeal is pending.

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

Our financial results for the periods discussed in this annual report have been influenced by a variety of other factors not directly related to regulatory structures, including economic conditions in Mexico, government rate-setting policies, and levels of competition. A number of these factors have been particularly significant to our results in the past, and some of these factors such as the Mexican rate of inflation, exchange rate fluctuation, and the decline of long distance rates, are expected to continue to influence our financial results.

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of contractual obligations

	(in millions of Pesos) (1)
	Payments due in period
Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (2)	5,940	454	2,309	3,177	—
Vendor and capital lease financing (3)	68	34	35	—	—
Operating lease obligation	499	65	206	150	78
Purchase obligations (4)	122	122	—	—	—
Total	6,629	675	2,550	3,327	78

(1)	Calculated based on an exchange rate of Ps.11.15 per U.S. dollar, the noon buying rate as provided by The Federal Reserve Bank of New York on December 31, 2004.

(2)	Notes interest and principal.

(3)	Hewlett Packard Operations Mexico (HP) and The Capita Corporation de Mexico (CIT) financing facilities

(4)	Maintenance contracts

Item 6.	Directors, Senior Management and Employees.

A. Directors and senior management

Biographies of Senior Management

Rolando Zubirán Shetler (52) is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us in January 1, 1999. He has served as President and General Manager of Ericsson in Argentina, as Managing Director of Sistemas Ericsson in Mexico, as Managing Director of Ericsson Business Communications in Brazil and

various other positions in business planning. Mr. Zubirán holds a Bachelor of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México and a Master of Science Degree in Operations Research from the University of Southern California.

Bernardo García (46) is the Vice-President of our Consumer Small Business Market. Mr. García has been with us since our start in 1996 and has held several positions, including marketing director, enterprise sales director and commercial strategy director. Before joining us, he also served in several positions in Grupo Alfa, including one in the team that negotiated the joint venture agreement with AT&T to form our company. Mr. García holds a Bachelor’s Degree in Industrial and Systems Engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey, a Masters Degree in International Trade from Universidad de Monterrey and an MBA from IMD in Switzerland.

Eduardo Morali (52) is the Vice-President of our Business Market Unit. He joined us in 2000 and has over 25 years of experience in the Information Technology Industry. He has served as President and Chief Executive Officer of NCR Mexico and as Vice President of Latin American sales of the Computer Systems Group of NCR Corporation. He also served in IBM de Mexico as Sales Manager of the Financial Sector, as Sales Manager of the South East territory, as Marketing Plans & Control Manager and as Business Financial Manager. Mr. Morali holds a Bachelor’s Degree in Business Administration from Universidad La Salle and a Degree in Finance from Instituto Tecnológico Autónomo de Mexico.

Raúl Ortega (48) is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications, as well as trade politics, policy and regulation in the U.S. and Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C.. He holds accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen (52) is our Chief Operations and Systems Officer. Mr. Irigoyen has over 20 years of human resources experience in various Alfa subsidiaries and corporate organizations. Mr. Irigoyen’s expertise is focused in the areas of labor relations and compensation. Prior to his assignment with us, he served as Director of Administrative Staff and Services at Alfa’s Corporate Headquarters where he held various managerial positions in Human Resources. Mr. Irigoyen joined us in 1996. Mr. Irigoyen has a Bachelor of Science Degree in Mechanical Engineering from the Universidad Autónoma de Nuevo León, a Master of Science Degree in Economics, majoring in Human Resources Administration, from the University of Utah, and he attended the Instituto para la Alta Dirección de Empresas. He has also been a consultant at the Instituto Tecnológico de Estudios Superiores de Monterrey and at the Universidad Autónoma de Nuevo León.

Patricio de la Garza (50) is our Chief Financial and Administrative Officer. Mr. de la Garza has over 20 years of experience in services and finance. Prior to his assignment with us, he worked for 10 years at Grupo Alfa where he held various managerial positions. Mr. de la Garza has been with us since our inception in 1995, starting as Treasurer, and his responsibilities included our notes issuance. Mr. de la Garza has a Bachelor of Accounting Degree and an MBA from the Instituto Tecnológico de Estudios Superiores de Monterrey. He also attended the Instituto para la Alta Dirección de Empresas.

Biographies of Directors

Armando Garza Sada (47) Prior to taking his current position, Mr. Garza was President of Sigma from 1993-1999. Before Sigma, he held other executive positions, including Vice-President of Planning in Alfa’s holding company and President of Polioles and Selther. Mr. Garza is a member of the Board of Alfa, Femsa, Coca Cola Femsa, Gigante, Lamosa, Liverpool, MVS, Pyosa, Farmacias Benavides, ITESM and Vitro Vidrio Plano. He served as Chairman of CAINTRA (Nuevo Leon Chamber of the Manufacturing Industry) and CEESP (a private sector economic think-tank). He is also a member of the Board of CCE (Corporate Coordination Council), the Stanford Business School Alumni Association, Rabobank’s North American Agribusiness Advisory Board, and the Dean’s Advisory Council of MIT’s Sloan School of Management. Mr. Garza has a B.S. in Management from the Massachusetts Institute of Technology and a MBA from the Stanford Graduate School of Business.

Mr. Garza, who is a nominee of Onexa, has been a director of Alestra since October, 2001.

Alfonso González Migoya (60) is the Chief Financial Officer for ALFA, a position he has held since he joined ALFA in 1995. Prior to ALFA, Alfonso González served as Executive Vice-president of Finance and Administration for Bancomer (1993-1995). Before that, for 24 years he held several positions at Cydsa, serving as the Chief Financial Officer (1976-1985) and President of the Chemicals Division (1985-1993). Alfonso Gonzalez is currently a member of the Boards of Confederacion Patronal de la Republica Mexicana (COPARMEX), COPARMEX Nuevo Leon, Universidad de Monterrey, Banco Regional de Monterrey, Liceo de Monterrey, Pronatura, the National Program for Financing Micro Entrepreneurs and the National Council for the Research and Development of Norms for Finance Information. He holds an MBA from Stanford University and a B.S. degree from the Tecnologico de Monterrey. He completed Duke University’s Chemistry for Executives Program and has received a “Top Management” diploma from the IPADE.

Mr. González, who is a nominee of Onexa, has been a director of Alestra since January, 2004.

Leopoldo Marroquín Morales (65) has been ALFA’s Secretary of the Board since 1986. He has held several different positions, including Chief Legal Counsel and Chief Projects Officer at ALFA, and Chief Development Officer at Vitro Industrias Basicas. Mr. Marroquín Morales earned the title of attorney-at-law at Escuela Libre de Derecho, Mexico City.

Mr. Marroquín, who is a nominee of Onexa, has been a director of Alestra since January, 2004.

Manuel Sánchez Rodríguez (39) is the General Director of Risk Management of BBVA Bancomer, and representative of BBVA Bancomer to the Boards of Alestra, Cintra, Hoteles Presidente and Bancomer Transfer Services. Prior to his current position, he served as Director of the New York office of BBVA and as Corporate Banking Director of BBVA Paris. He holds a Bachelor of Political and Economic Sciences from Yale, a Master of Sciences Degree from the London School of Economics and a Master of Arts from The European College of Belgium.

Mr. Sánchez, who is a nominee of Onexa, has been a director of Alestra since January, 2004.

Héctor Rangel Domene (57) joined Grupo Financiero BBVA Bancomer in 1991 and since that date has headed the International Division, the Corporate and Investment Bank, and the Electronic Banking Division, among others. As of October 2004, he is Chairman of the Board of Grupo Financiero BBVA Bancomer and its subsidiaries. Mr. Rangel is also member of the Board of Directors of Grupo Industrial Maseca S.A. and Universidad Iberoamericana A.C.. He obtained his Bachelor’s Degree in Industrial Engineering from Purdue University and a MBA from Stanford University.

Mr. Rangel, who is a nominee of Onexa, has been a director of Alestra since December, 2004.

Michael G. Antieri (48) is the Group Executive of Product Management at AT&T. He is responsible for driving world-class capability development and service realization for AT&T’s product portfolio. This includes the full portfolio of global products, enterprise networking, integrated service and network products, and IT and application networking capabilities. Mr. Antieri and his team work in tight partnership with AT&T’s Global Networking Technology Services and the Worldwide Customer Service organizations to ensure that world-class services are developed, deployed, and managed to meet and exceed their customers’ expectations. He holds a Master of Sciences Degree in Management from the Massachusetts Institute of Technology (MIT), a Master of Sciences Degree in Telecommunications Management from the Polytechnic University in New York, and a B.S. degree in Systems Planning from Stevens Institute of Technology in New Jersey.

Mr. Antieri, who is a nominee of AT&T Telecom Mexico, has been a director of Alestra since December, 2004.

Geoffrey Stephen Webster (38) as Vice President, Commercial, of AT&T Global Services, Mr. Webster has overall responsibility for all AT&T’s non-U.S. commercial activities. These activities include managing the investments in, and the commercial interfaces with, Alestra, AT&T Latin America, Navlink and the Shanghai Symphony Telecom Pudong venture, as well as executing and managing future international investments as the new international strategies unfold. Prior to the formal launch of Concert as the AT&T BT global joint venture in January 2000, Mr. Webster served as Chief Counsel for the predecessor Concert organization. During much of his time with Concert, he also managed the business interface with MCI WorldCom. Mr. Webster is a graduate of the Law School at the University of Bristol in the U.K. and is a member of the English Law Society.

Mr. Webster, who is a nominee of AT&T Telecom Mexico, has been a director of Alestra since March, 2002.

Eric R. Weinbrom (43) is the Financial Vice President, Business Planning and International, responsible for financial planning and analysis for the AT&T Business Services enterprise. His responsibilities include preparing the annual operating budget and monthly outlook forecasts, as well as preparing ad hoc analyses of results and other opportunities to improve performance. In addition to managing FP&A activities, he remains responsible for all financial and statutory compliance for AT&T’s international operations. Mr. Weinbrom is a graduate of the Pennsylvania State University with a B.S. in Health Planning and Administration. He also holds a Master Degree in Finance from Xavier University and a graduate certificate in Accounting from Fairleigh Dickinson University.

Mr. Weinbrom, who is a nominee of AT&T Telecom Mexico, has been a full director of Alestra since December, 2004 and an alternate since January, 2004.

John Finnegan (49) is the Sales Vice President for SCG responsible for all sales teams and sales activities outside of the U.S. He currently has a team of AT&T sales people in Mexico and throughout the CALA Region who support AT&T’s largest customers. He reports to Ron Spears and has been with AT&T for more than 18 years, primarily in International and Data Networking Sales. He worked extensively with Alestra during its first several years, representing AT&T’s Venture Support organization.

Mr. Finnegan, who is a nominee of AT&T Telecom Mexico, has been a director of Alestra since January, 2004.

B. Compensation

For the year ended December 31, 2004, we paid aggregate compensation of approximately Ps.32.2 million to our executive officers as a group for services in all capacities. As of December 31, 2004, we have accrued pension benefit and similar liabilities of Ps.66.9 million.

We annually pay a performance bonus of up to four month’s salary to our officers and up to two month’s salary to our managers. The amount is determined by our results and individual performance, which is determined by our Board of Directors. Individual objectives are established at the beginning of the year and are evaluated in January of the following year.

C. Board Practices

Our direct equity holders are AT&T Telecom Mexico and Onexa. Under the amended joint venture agreement, the number of directors on our board of directors is fixed at nine. AT&T Telecom Mexico may nominate four of these directors, while Onexa may nominate the remaining five. Any vote by the board of directors requires a majority for approval, including an affirmative vote from at least one director nominated by each of AT&T Telecom Mexico and Onexa. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office. In addition, we have no service contracts that provide for benefits upon termination of employment. The period during which each director has served on Alestra’s board is set forth at Item 6. “Directors, Senior Management and Employees - A. Directors and senior management - Biographies of Directors”.

We currently do not have a separate audit committee. In order to comply with the requirements of The New York Stock Exchange promulgated under the Sarbanes-Oxley Act of 2002, we are currently analyzing the feasibility of implementing an audit committee or delisting the notes to remove this requirement. See Item 3. “Key Information – D. Risk Factors – Factor relating to the Mexican regulatory environment - Our senior notes due 2010 are listed on The New York Stock Exchange and we may delist those notes at any time in our sole discretion”.

D. Employees

At December 31, 2004, we employed 1,952 people through our only subsidiary, Servicios Alestra, S.A. de C.V. Our employees are distributed as follows:

Direction	Employees
Officers and Staff	10
Administration	134
Human Resources	38
Engineering and Operations	424
Business Sales Unit	448
Residential Sales Unit	791
Systems	55
Strategic Planning	11
Legal and Government Relations	36
Communications	5

Total	1,952

In addition, Servicios Alestra, S.A. de C.V. has also contracted with third-party agencies for the services of 183 additional temporary employees. Only one labor union, Sindicato Nacional de Trabajadores del Transporte Público y Comunicaciones (National Union of Workers of Public Transportation and Communications), which operates as an autonomous workers union, represents our employees. It represents less than 100 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages and our management believes that our relationship with our employees and the union is good.

E. Share Ownership

Not applicable.

Item 7.	Major shareholders and related party transactions.

A. Major Shareholders

We are owned 49% by AT&T and 51% by Onexa. Onexa is owned by Alfa and BBVA Bancomer. AT&T holds its equity in us through its subsidiary AT&T Telecom Mexico.

On November 14, 2000, we restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Telecom Mexico holds 49% of the N stock and Onexa holds the other 51%. Onexa continues to hold 100% of the Series A shares and AT&T Telecom Mexico continues to hold 100% of the B shares. As of December 31, 2004, AT&T Mexico holds 578,859,772 shares of our common and N stock and Onexa holds 602,486,701 shares of our common and N stock.

Alfa is one of Mexico’s largest conglomerates. It comprises five groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, steel manufacturing, processed food, auto parts and telecommunications. As of December 31, 2004, Alfa’s total assets amounted to Ps.90.4 billion, with annual sales of Ps.58.8 billion and operating income of Ps.5.3 billion.

AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. AT&T runs the largest, most sophisticated communications network in the U.S., backed by the research and development capabilities of AT&T Labs. A leading supplier of data, internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting to large businesses and government. AT&T is a market leader in local, long distance and internet services, as well as transaction-based services like prepaid cards, collect calling and directory assistance. On January 31, 2005, AT&T and SBC announced that their boards had approved a deal under which SBC will acquire AT&T. The acquisition is subject, among other things, to the approval of AT&T’s shareholders and the relevant regulatory authorities. If approved, the deal is expected to close in the first half of 2006. See “Item 3. Key Information – D. Risk Factors – Factors Relating to us – The SBC Communications acquisition of AT&T could have a material adverse effect on our operations and our financial position”.

Grupo Financiero BBVA Bancomer (BBVA Bancomer or the Group) is the leading private financial institution in Mexico. It employs 28,815 people and is the largest bank in Latin America in terms of deposits and customer base, with total assets of 566,325 million pesos as of December 31, 2004. The Group’s main subsidiary is Bancomer, a leading banking institution with 1,671 branches operating under a universal banking concept. Bancomer offers products and services to more than 9.3 million clients through a segment network distribution. Additionally, the Group has diversified income sources with non-banking subsidiaries involved in mutual funds, annuities, pension funds, insurance, brokerage, money remittances and asset management. In June 2002, BBVA Bancomer became an affiliate holding company of Banco Bilbao Vizcaya Argentaria (BBVA), a leading financial group in Spain. BBVA has 84,117 employees and caters to 35 million clients in 35 countries through a network of 6,848 offices mainly in Europe and Latin America.

Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals. Onexa, a Mexican national, holds 51% of our voting equity.

We have entered into a joint venture agreement with our equity holders, AT&T, Alfa, Onexa and Bancomer, and have adopted certain bylaws which govern the relationship between the equity holders and us.

As part of the senior notes restructuring, on November 17, 2003 our equity holders resolved to increase the variable portion of our capital stock by $100 million Ps.1,117.6 million, which was subscribed and paid for by each equity holder in proportion to its participation in the capital of the company, i.e., 51% by Onexa and 49% by AT%T.

In order to reconcile our capital with Mexican GAAP, reflect inflationary gain, and absorb accumulated losses, on December 1, 2003 our equity holders resolved to (i) reclassify the balance as of December 31, 2002 of our restatement of capital stock account into the variable portion of our capital stock in the amount of Ps.4,516.9 million, and (ii) reduce the variable portion of the capital stock for Ps.8,574.5 million and Ps.1,250.1 million by reclassifying these amounts from our accumulated deficit account and our accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Onexa and 49% on AT&T. These transactions did not represent a contribution or payment to the equity holders.

B. Related party transactions

See Exhibit 10.1 “Financial Statements — Note 5. Accounts receivable and payable and transactions with affiliates and other related parties.”

C. Interests of experts and counsel

Not applicable.

Item 8.	Financial Information.

A. Consolidated statements and other financial information

See Item 19 “Exhibits “ for the list of all financial statements filed as a part of this annual report.

Our shareholder’s joint venture agreement provides that our shareholders, subject to their vote and to applicable provisions of our senior notes due 2009 (or any of our other indebtedness restricting our ability to pay dividends), have agreed to declare annual distributions of fifty percent of our after tax net income, determined in accordance with Mexican GAAP. Notwithstanding the foregoing, we will declare distributions only (x) in an amount which does not exceed the lesser of (i) earnings on which Mexican taxes have been paid so that no additional Mexican tax is payable as a result of the distribution, and (ii) our net cash flow, (y) after such time as all scheduled capital contributions have been made and (z) after all requirements of Mexican law for the declaration and payment thereof have been satisfied. Since we have not had any after tax net income to date, we have not declared any dividends.

B. Significant changes

Not Applicable

Item 9.	The Offer and Listing.

A. Offer and listing details

Not applicable.

B. Plan of distribution

Not applicable.

C. Markets

Our Senior Notes due 2006 and 2009 are listed on the Freiverkehr (Regulated Unofficial Market) of the Frankfurt Stock Exchange. Our Senior Notes due 2010 are listed on the New York Stock Exchange and the Luxembourg Stock Exchange.

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

Director controls. Members of our board of directors (“Board of Directors”) cannot be our employees. A shareholder may disqualify any nominee for director should the shareholder believe that the nominee is in a position of conflict of interest by virtue of the nominee’s membership on the board of a competitor. Shareholders pay for the travel and lodging expenses of the directors they have nominated. We do not compensate directors for their services.

If a director has an interest in an action we are considering, the director is required to disclose that interest before discussion and vote on the matter. Once the interest is disclosed, the director generally is not prohibited from participating in a discussion of the merits of the action or from voting on it. However, if we are involved in a legal action or arbitration with a shareholder, only directors not nominated by that shareholder are permitted to vote on resolutions regarding the matter.

Stock rights. Our capital is represented by the following classes:

(a)	Common. This stock has full voting and economic rights at all shareholders’ meetings. Its holders have one vote for each 0.1% capital contribution to our capital classified as common; and

(b)	Limited voting rights. This stock has full economic rights but limited voting rights. Its holders have one vote on certain company actions for each 0.1% capital contribution. This class of stock is not included in the determination of the percentage of foreign investment in the capital of our company.

We have issued and outstanding three classes of common stock. Class A and Class B have full economic and voting rights. Class N has limited voting rights as described in (b) above. Class A stocks may only be held by Mexican investors. Unlike in the United States where there are no such limits, as discussed above, Mexican nationals must always control at least 51.0% of our voting stocks. Class B and N stock may be held by any investor of any nationality. The three classes of stocks have no par value.

Our fixed capital, which is not subject to withdrawal rights, is constituted as follows:

•	Class A – Ps.53,550

•	Class B – Ps.51,450

•	Class N – Ps.195,000

Our organizational documents do not set forth any special dividend or liquidation rights.

Shareholder rights and change of control. Our shareholders have no current right to withdraw capital. Such right can only be exercised in the year 2085. Currently, Onexa, holder of our Class A stock, has the right to nominate five of the nine members of our board of directors. AT&T Mexico has the right to nominate the other four directors. Shareholders may be called upon for capital increases, and if they fail to do so, the other shareholder may contribute for the defaulting shareholder.

A shareholder may sell or otherwise dispose of its stock only upon approval of the other shareholders, and approval may be withheld without cause. Also, as discussed above, Mexican law currently restricts foreign ownership to 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services. This impedes a change of control brought about by a purchase of stock by a non-Mexican national.

Class N shareholders are allowed to attend shareholders meetings and exercise their voting rights if any of the following matters are contemplated:

•	extension of our term of duration,

•	our anticipated dissolution,

•	change of our corporate purpose,

•	change of our corporate form, and

•	our merger with another company.

All of the resolutions taken at a shareholders’ meeting regarding the above-mentioned matters require a quorum of 51% of our Class A stockholders and 51% of our Class B stockholders, except at a meeting at which we admit new shareholders. In the latter case, a quorum of 100% of the shareholders is required.

Shareholder meetings. Shareholder meetings can be called by:

•	the Board of Directors, in which case the signature of the Secretary of the Board is required,

•	any of the members of the Board of Directors,

•	the examiner, or

•	shareholders representing at least 26% of the Class A or Class B stock.

At these meetings, our shareholders may:

•	examine our annual report, and determine the direction we will take the following year,

•	decide upon the application of the results of operation,

•	elect the chairman of the Board of Directors,

•	resolve to redeem stock with income that, according to law, may be used to pay dividends,

•	name our Chief Executive Officer and examiner,

•	decide the issuance of preferred stock,

•	decide to increase or reduce our fixed or variable capital,

•	pay dividends, if any,

•	approve changes to our bylaws,

•	determine our dissolution, if applicable,

•	permit the issuance of bonds,

•	approve the admission of new shareholders,

•	approve the annual budget and/or substantial modifications as well as annual objectives,

•	approve the business plan and/or substantial modifications as well as annual objectives,

•	approve a capital disbursement or a series of related capital disbursements equal to or exceeding $10 million, disbursements equal to or exceeding $20 million that are not foreseen in the annual budget or disbursements equal to or exceeding $30 million that are foreseen in the annual budget,

•	approve the execution or modification of any transaction not exceeding $5 million with any shareholder or a holding of a shareholder or an affiliate of either such entity,

•	approve annual financial statements with or without audit,

•	approve any incentive, deferred compensation or any similar compensation plan for the Chief Executive Officer and any other grant or award under such plans,

•	approve the initiation, prosecution and/or settlement of any claim, action, litigation, arbitration or other legal proceeding initiated by or against us involving an amount in excess of $1 million,

•	approve or modify the authority delegated to the Chief Executive Officer,

•	resolve amendments to or termination of contracts with our customers,

•	approve our technical/architectural plans and policy,

•	approve or modify our regulatory policy,

•	decide to permit a shareholder of an affiliate to introduce, promote and maintain any business plan service,

•	decide to introduce a strategic service by the shareholders,

•	decide to introduce a complementary business plan service by shareholders,

•	resolve waiver of non-competition obligations of shareholders,

•	decide to acquire a competing business or strategic service and set the purchase price,

•	permit a shareholder to make a public offering of its stock in certain markets,

•	modify our financial policy,

•	approve the entry into a transaction involving an acquisition of any other person or certain assets,

•	resolve the selection or modification of our accounting practices,

•	resolve the amendment of any concession granted,

•	approve capital contributions,

•	decide upon trade or service marks,

•	approve retirement, withdrawal or resignation of a shareholder,

•	create subsidiaries and amend their bylaws, and

•	discuss and approve decisions relating to the exercise of corporate rights at shareholder meetings of subsidiaries.

C. Material contracts

Not applicable

D. Exchange controls

Capital controls

The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos into U.S. dollars or other currencies. Banco de México, except for the period from September 1 through December 20, 1982, has made foreign currency available to private sector companies. The foreign currency we need to service our foreign currency obligations, including our outstanding securities, has been available in the open market.

E. Taxation

United States taxation

The following is a discussion under present law of the material United States federal income tax consequences of the ownership and disposition of the registered senior notes to purchasers of the registered senior notes in the original offering at the issue price. The discussion is based on the Internal Revenue Code of 1986, as amended and the regulations, rulings, judicial decisions and administrative pronouncements thereunder in effect on the date hereof, which may change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be relevant to a particular holder, some of which, (such as tax-exempt organizations, dealers, financial institutions and life insurance companies, traders that elect to mark the registered senior notes to market and persons holding a registered senior note as part of a hedge, straddle, conversion or integrated transaction) may be subject to special rules. This discussion also does not address any aspect of state, local or foreign taxation. Investors are urged to consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Interest

The gross amount of interest (including additional amounts paid in respect of Mexican withholding taxes) accrued or received in respect of the registered senior notes generally will be includible in the gross income of U.S. holders in accordance with their regular method of tax accounting and original issue discount, if any, will be included on a yield to maturity basis. Such income generally will be treated as foreign source income for United States federal income tax purposes. In general, a U.S. holder may elect to claim, subject to certain generally applicable limitations, either a deduction or a credit in computing its United States federal income tax liability for Mexican taxes withheld from interest and from additional amounts paid on the registered senior notes. Interest on the registered senior notes generally will constitute foreign source “passive category income” for U.S. foreign tax credit purposes other than for certain holders that are financial institutions. The rules governing the foreign tax credit are complex.

Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit in light of their particular circumstances.

Sale exchange, retirement or redemption

Gain or loss realized on the sale, exchange, retirement or redemption of a registered senior note (other than any amount in respect of accrued but unpaid interest) will generally be capital gain or loss. U.S. Holders should consult their tax advisors about U.S. federal income tax treatment of capital gain or loss. Gain or loss (other than loss attributable to accrued but unpaid interest) generally will be U.S. source gain or loss for purposes of the foreign tax credit limitation.

Information reporting and backup withholding

Amounts paid in respect of registered senior notes and the proceeds from the sale, exchange, or redemption of registered senior notes may be reported to the United States Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a domestic corporation (which may be required to establish its exemption by providing its status on U.S. Internal Revenue Service Form W-9), (ii) in the case of a U.S. holder other than a corporation, provides an accurate taxpayer identification in the manner required by applicable law, or otherwise, (iii) establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. holder generally will be allowed as a credit against the U.S. holder’s United States federal income tax liability.

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

then, the withholding tax rate will be 33% (30% in 2005, 29% in 2006 and 28% in 2007 and subsequent years).

Notwithstanding the foregoing, under Rule 3.25.15 published in the Diario Oficial de la Federación (the Official Register of the Federation) on April 30, 2004, which rule is subject to amendment or repeal but is expected to remain in effect until April 30, 2005 (the “Reduced Rate Rule”), payments of interest made where:

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

We currently believe that increases in interest rates in the international markets are not likely to have a direct adverse impact on our financial results or cash flows because our total debt is U.S. dollar-denominated and bears fixed rates of interest. Our results and cash flows could be impacted if additional financing is required in the future when interest rates are high in relation to current market conditions.

Our principal foreign currency exchange risk involves changes in the value of the Peso relative to the U.S. dollar.

As of December 31, 2004, the amount of senior notes and notes payable denominated in U.S. dollars was Ps.4,426.2 million.

From time to time, we assess our exposure and monitor opportunities to manage these risks, for instance through the use of hedging instruments. As of the date of the submission of this annual report, however, we have not used financial instruments to manage our market risk.

The potential loss in value of financial instruments held at December 31, 2004 which total Ps.4,426.1 million that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the Peso-dollar exchange rate would have been approximately Ps.442.6 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps.39.2 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness. However, the potential impact of changes in the Peso-dollar exchange rate on interest expense would be mostly offset, due to the U.S. dollar-denominated revenues that are generated by international incoming traffic.

Item 12.	Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15.	Controls and Procedures.

Evaluation of disclosure controls and procedures

The conclusions of our Chief Executive Officer and Chief Financial Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2004, are as follows:

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, authorized, processed, summarized and reported within required timeframes. Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their assessments of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures have functioned effectively and that the consolidated financial statements fairly present our consolidated financial position and the results of our operations for the periods presented.

Changes in internal controls

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved.

Item 16. A. Audit Committee Financial Expert

At this time, we do not have an audit committee. Our board of directors has determined that it does not have a financial expert meeting the requirements of Item 16A. We do not have a financial expert in our board of directors because we are a privately owned company and Mexican law does not require us to have a financial expert on our board of directors. See Item 3. “Key Information – D. Risk Factors – Factor relating to the Mexican regulatory environment—Our senior notes due 2010 are listed on The New York Stock Exchange and we may delist those notes at any time in our sole discretion”.

Item 16. B. Code of Ethics

We have adopted a code of ethics, as defined in the Sarbanes-Oxley Act, applicable to our employees, principal executive officer, principal financial officer, and principal accounting officer. Our code of ethics is available for consultation at our web site at www.alestra.com.mx.

Item 16. C. Principal Account Fees and Services

The aggregate fees billed by PricewaterhouseCoopers, S.C., or PwC, Alestra’s independent auditor, for professional services in 2003 and 2004 were as follows:

	(in millions of pesos)
	2003		2004
Audit Fees (1)	Ps.	12.4	Ps.	5.3
Audit – Related Fees (2)		0.6		0.6
Tax Fees (3)		0.1		—

Total	Ps.	13.1	Ps.	5.9

(1)	Audit fees include fees associated with the annual audit of Alestra’s consolidated financial statements and reviews of Alestra’s quarterly reports on Form 6-K. Audit fees also include fees associated with various audit requirements of Alestra and for reviews of registration statements.

(2)	Audit-related fees include amounts paid to PricewaterhouseCoopers for the audit of Cofetel reports, statutory social security and housing report, transfer pricing and other statutory reports.

(3)	Tax fees include fees principally incurred for assistance with tax planning and compliance matters.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Alestra, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Alestra, S. de R. L. de C. V. and Subsidiary (the “Company”), as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2002, 2003 and 2004. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico and are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alestra, S. de R. L. de C. V. and its subsidiary, as of December 31, 2003 and 2004, and the consolidated results of their operations, changes in stockholders’ equity and changes in their financial position for the years ended December 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net (loss) income for each of the three years in the period ended December 31, 2004 and the determination of stockholder’s equity at December 31, 2003 and 2004 to the extent summarized in Note 19 to the consolidated financial statements.

PricewaterhouseCoopers S.C.

Monterrey, Nuevo León, México

March 1, 2005

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2004)

	2003		2004
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	432,161	Ps	633,841
Trade receivables, net (Note 4)		495,140		360,983
Due from affiliates and other related parties (Note 5)		95,615		138,031
Recoverable taxes		7,144		3,366
Other receivables		45,337		46,590
Prepaid expenses (Note 6)		17,703		21,043

Total current assets		1,093,100		1,203,854

REAL ESTATE AND EQUIPMENT, NET (Note 7)		5,942,374		5,645,330
DEFERRED CHARGES AND OTHER ASSETS, NET (Note 8)		1,138,434		889,520

Total assets		8,173,908		7,738,704

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Telmex and other carriers		237,016		130,509
Other accounts payable		98,553		110,675
Bank loans and notes payable (Note 9)		73,439		30,753
Due to affiliates and other related parties (Note 5)		46,844		118,882
Other accounts payable and accrued expenses		340,699		276,219

Total current liabilities		796,551		667,038

LONG-TERM LIABILITIES:
Senior notes (Notes 2 and 10)		4,576,529		4,361,843
Bank loans and notes payable (Note 9)		64,381		33,628
Due to affiliates and other related parties (Note 5)		95,596		142,128
Estimated liabilities for seniority premiums and pension plans		56,840		66,899

Total liabilities		5,589,897		5,271,536

STOCKHOLDERS’ EQUITY (Note 11):
Majority interest:
Nominal capital stock		1,181,346		1,181,346
Restatement of capital stock		69,044		69,044

Contributed capital		1,250,390		1,250,390
Earned surplus		1,333,619		1,216,776

Total majority interest		2,584,009		2,467,166
Total minority interest		2		2

Total stockholders’ equity		2,584,011		2,467,168

CONTINGENCIES AND COMMITMENTS (Note 12)		—		—

Total liabilities and stockholders’ equity	Ps	8,173,908	Ps	7,738,704

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2004)

	2002		2003		2004
REVENUES (Note 13)
Long distance services:	Ps	3,851,573	Ps	4,439,197	Ps	3,251,433
Data, internet and local services		1,003,838		1,371,492		1,616,418

		4,855,411		5,810,689		4,867,851

OPERATING EXPENSES:
Cost of services (excluding depreciation - Note 13)		(2,228,382)		(3,009,654)		(2,347,177)
Administration, selling and other operating expenses		(1,776,755)		(1,554,920)		(1,425,549)
Depreciation and amortization		(1,019,761)		(935,638)		(913,863)

Operating (loss) gain		(169,487)		310,477		181,262

COMPREHENSIVE FINANCIAL RESULT:
Interest expense (Note 16)		(901,945)		(696,904)		(461,081)
Interest income		17,972		7,150		16,690
Exchange loss, net		(839,075)		(624,549)		(3,769)
Gain from monetary position, net		375,263		277,546		214,606

		(1,347,785)		(1,036,757)		(233,554)

SPECIAL ITEM (Note 16)		—		1,585,959		—
OTHER (EXPENSES) INCOME, NET (Note 5-i)		(18,660)		104,590		(28,064)

(Loss) gain before provision for asset tax		(1,535,932)		964,269		(80,356)
Asset tax (Note 15)		(4,889)		(4,051)		(3,999)

Net (loss) income (Note 11)		(Ps1,540,821)	Ps	960,218		(Ps84,355)

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2004)

	Capital stock				Restatement of capital stock		Accumulated (deficit) income				Majority Interest		Minority interest		Total Stockholders’ equity
							Gain (deficit) from restatement		Net (loss) income of the year
	Fixed		Variable
Balance at December 31, 2001	Ps	300	Ps	5,371,086	Ps	4,522,959		(Ps1,699,589)		(Ps7,033,682)	Ps	1,161,074	Ps	2	Ps	1,161,076

Changes in 2002:
Net loss		—		—		—		—		(1,540,821)		(1,540,821)		—		(1,540,821)
Gain from restatement		—		—		—		449,500		—		449,500		—		449,500

Comprehensive loss		—		—		—		449,500		(1,540,821)		(1,091,321)		—		(1,091,321)

Balance at December 31, 2002		300		5,371,086		4,522,959		(1,250,089)		(8,574,503)		69,753		2		69,755
Changes in 2003:
Increases in variable capital stock		—		1,117,571		63,066		—		—		1,180,637		—		1,180,637
Decrease in capital stock applied against accumulated deficit from restatement and accumulated losses as of December 31, 2003		—		(5,307,611)		(4,516,981)		1,250,089		8,574,503		—		—		—
Net income		—		—		—		—		960,218		960,218		—		960,218
Gain from restatement		—		—		—		373,401		—		373,401		—		373,401

Comprehensive income		—		—		—		373,401		960,218		1,333,619		—		1,333,619

Balance at December 31, 2003		300		1,181,046		69,044		373,401		960,218		2,584,009		2		2,584,011
Changes in 2004:
Net loss		—		—		—		—		(84,355)		(84,355)		—		(84,355)
Deficit from restatement		—		—		—		(32,488)		—		(32,488)		—		(32,488)

Comprehensive loss		—		—		—		(32,488)		(84,355)		(116,843)		—		(116,843)

Balance at December 31, 2004	Ps	300	Ps	1,181,046	Ps	69,044	Ps	340,913	Ps	875,863	Ps	2,467,166	Ps	2	Ps	2,467,168

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2004)

	2002		2003		2004
OPERATING ACTIVITIES:
Net (loss) income		(Ps1,540,821)	Ps	960,218		(Ps84,355)
Adjustments to reconcile net (loss) income to resources (used in) provided by operating activities:
Special item (Note 16)		—		(1,585,959)		—
Depreciation and amortization		1,019,761		935,638		913,863

		(521,060)		309,897		829,508
Changes in working capital:
Trade receivables, net		(86,656)		47,238		134,157
Receivable from domestic operators, net		104,589		—		—
Due from affiliates and other related parties		(133,930)		102,785		(42,416)
Recoverable taxes and other receivables		31,406		(8,783)		2,525
Prepaid expenses		36,079		4,522		(3,340)
Restricted investments		362,880		—		—
Accounts payable to Telmex and other carriers		(11,047)		(250,749)		(94,385)
Due to affiliates and other related parties		26,126		43,871		118,570
Other accounts payable and expenses accrued		172,137		271,967		(54,421)

Resources (used) provided by operating activities		(19,475)		520,748		890,198

INVESTING ACTIVITIES:
Purchase of real estate and equipment		(252,801)		(248,377)		(371,308)
Deferred charges and other assets		18,731		(10,940)		(29,085)

Resources used in investing activities		(234,070)		(259,317)		(400,393)

FINANCING ACTIVITIES:
Capital contributions		—		1,180,637		—
Decrease of senior notes		404,676		(80,759)		(214,686)
Banks loans and notes payable, net		(259,831)		(1,098,961)		(73,439)

Resources (used in) provided by financing activities		144,845		917		(288,125)

(Decrease) increase in cash and cash equivalents		(108,700)		262,348		201,680
Cash and cash equivalents, beginning of period		278,513		169,813		432,161

Cash and cash equivalents, end of period	Ps	169,813	Ps	432,161	Ps	633,841

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2003 AND 2004

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2004)

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

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra.

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. Alestra did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll-out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 198 cities as of December 31, 2004.

On May 30, 2000, the Ministry of Communications amended Alestra’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users in the cities of Mexico, Monterrey and Guadalajara. The Company started offering this service in 2001. The local telephony concession has been recently modified to allow Alestra to offer a full range of local services throughout Mexico on a regional basis.

On January 20, 2005, AT&T and SBC Communications Inc. (“SBC” ), announced that their boards had reached an agreement under which SBC will acquire AT&T. The acquisition is subject, among other things, to the approval of AT&T´s shareholders and the relevant regulatory authorities. If approved, the deal is expected to close in the first half of 2006.

Currently, management is not able to predict the outcome of SBC´s agreement to acquire AT&T and the effects it could have on Alestra.

2.	DEBT RESTRUCTURING

As a result of the Company’s liquidity problem, Alestra was unable to meet the payments of the accrued interest of its US$270 million and US$300 million senior notes, which bear interest at a rate of 12.125% and 12.625%, respectively, (collectively the “Old Senior Notes”) that became due on November 15, 2002 and on May 15, 2003. The failure to make theses payments gave the right to the noteholders of the Old Senior Notes to require immediate repayment.

During November 2003, the Company successfully concluded the restructuring of its Old Senior Notes. As a result of the debt restructuring, the Company extinguished, pursuant to the exchange and cash tender offers, US$232.9 million and US$254.2 million of its 12.125% and 12.625% Old Senior Notes, respectively, representing 85.5% of the total Old Senior Notes issued. As a consequence, the Company issued Ps3,593,050 (US$304 million) of new senior notes bearing an interest of 8% due in 2010 (the “New Senior Notes”) in exchange of Ps3,375,217 (US$287 million) of the Old Senior Notes and paid Ps1,293,637 (US$110 million) as a cash tender offer to extinguished Ps2,352,067 (US$200 million) of the Old Senior Notes.

In addition, the Company paid Ps176,975,940 (US$16,401,848) of accrued interest to the remaining noteholders of the Old Senior Notes, representing 14.5.%, who did not accept the terms of the Company’s debt restructuring.

Upon the completion of the Company’s debt restructuring, the New Senior Notes and the remaining balance of the Old Senior Notes have been classified as long-term debt. See Note 10 and 16.

In order to maintain the viability of the Company, Company’s management has refocused its business strategy and implemented a number of short-term measures that have resulted in cost savings. Certain elements of this new strategy include reducing the cost structure, focusing capital expenditures on segments that may offer more attractive margins and focusing on the segment related to data, internet and local services.

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

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Significant estimates and assumptions include certain international long distance services revenues and expenses (see Note 3-h) and allowance for doubtful accounts and deferred taxes (see Note 4). Actual results could differ from those estimates.

b.	Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”), and determined as follows:

•	The statements of income and changes in stockholders’ equity for the year ended December 31, 2004, were restated applying National Consumer Price Index (“NCPI”) factors from the periods in which the transactions occurred.

•	The statements of changes in financial position present, in constant Mexican Pesos, the resources provided by or used in operating, financing and investing activities.

•	The financial statements of the Company for prior periods have been restated for comparability purposes to the information of the most current period presented; therefore the Company has restated all financial statements to December 31, 2004 purchasing power by applying the rates of inflation as follows:

Year	Inflation rate for the period	Cumulative Inflation rate as of period ended on December 31, 2004
2002	5.70%	15.55%
2003	3.98%	9.37%
2004	5.19%	5.19%

The methodology for the restatement of the financial statements is as follows:

•	Restatement of non-monetary assets:

As set forth in note 3-d, real estate and equipment, net, is restated using NCPI factors, except for equipment of non-Mexican origin which is restated using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance-sheet date.

•	Restatement of stockholders’ equity:

The restatement of capital stock, contributed capital and accumulated losses is determined by applying NCPI factors from the dates on which capital was contributed and earnings were generated, and reflects the amounts necessary to maintain the stockholders’ investment at the purchasing power of the original amounts. Gain (deficit) from restatement of capital represents the difference between the cost value of equipment of non-Mexican origin as indicated in the above paragraph and the restated cost value using the NCPI. In 2003, the Company’s stockholders decided to apply the accumulated deficit and the accumulated deficit from restatement against the restatement of capital stock at December 31, 2002 (See Note 11).

•	Gain from monetary position:

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

The application of the Fifth Amendment resulted in a reduction of Ps32,488 and an increase of Ps373,401 in the net book value of non-Mexican origin equipment for the year ended December 31, 2004 and 2003, respectively, which was recorded as a (deficit) gain in the restatement of capital (See Note 11).

Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred.

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

Leasehold improvements are depreciated using the straight-line method over the estimated useful life of the property or the life of the lease, whichever is shorter.

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

In 2004 and 2003, the Company performed an analysis of long-lived and intangible assets for impairment. In accordance with its analysis, expected future discounted cash flows are higher than the carrying value of the Company’s assets accordingly, the Company has not recognized any impairment loss.

On January 1, 2004 the Company adopted the provisions of Bulletin C-15 “Impairment of Long-Lived Assets and Assets to be Disposed “ issued by the Mexican Institute of Public Accountants. This Bulletin contains general standards covering the identification, determination and, where appropriate, recording of losses due to impairment or reduction in value of long-lived assets, tangible or intangible, including goodwill. Due to the fact that the Company has been applying the concepts of this Bulletin before it became effective, its adoption did not have any effect.

h.	Revenue recognition

Revenues from domestic and international long distance services are recognized based on minutes of traffic processed by the Company. Revenues from international long distance services into Mexico are recognized on the basis of the international long distance service regulations and the proportional return regulations.

Pursuant to the international long distance regulations, issued by Cofetel, international long distance telephone traffic into and out of Mexico is routed using uniform settlement rates and the proportional return system. Under the proportional return system, incoming calls attempted are divided among Mexican carriers in proportion to the outgoing international traffic in call attempts originated by each of the carriers as determined by a committee composed of all the long distance carriers. During 2002, 2003 and 2004, certain incoming international telephone traffic, in calls attempted, allocated to the Company pursuant to the proportional return system was processed by Telmex and other long distance carriers.

Until July 2004, the Company recorded revenue for the traffic it had the right to receive and expense to other carriers for processing the telephone traffic, based on the number of call attempts, converted to estimated minutes in conformity with the Company’s experience and the authorized rates. Estimated minutes are adjusted to actual minutes once known.

In August 2004, the Cofetel issued new telecommunication rules in order to support competition, replacing the old system, which was effective since 1996. The new rules eliminate the proportional return and allow each carrier to negotiate the settlements rates within free market.

Revenue from international long distance services reflect income obtained under bilateral contracts between the Company and foreign operators, the amounts obtained from clients of the Company in Mexico and until August 11, 2004 the income from the proportional return system described above. The aforementioned bilateral contracts determine the payment rates of the Company to foreign operators for the use of their telephone networks in long distance interconnections invoiced in Mexico and from the foreign operators to the Company for the use of the telephone network of the latter for the interconnection of calls invoiced outside of Mexico. Payment rates subject to these contracts are negotiated with each foreign operator and they are recorded by Cofetel.

Cofetel authorized the following rates that were used by the Company during 2002, 2003 and 2004:

•	From January 1 to February 28, 2002, the settlement rate was US$0.135 per minute.

•	Telmex, MCI International and AT&T reached an agreement to reduce the settlement rates between Mexico and the United States for the period from March 1 to December 31, 2002 and for the year 2003. Under this agreement, a differentiated settlement rate scheme applies, depending on the city of termination in Mexico and the rates are US$0.055, US$0.0850 and US$0.1175 per minute. Mexican carriers will pay US$0.055 per minute for traffic terminated in the United States.

•	During the first semester of 2004, settlements rates were modified two times, US$0.029, US$0.054 and US$0.090 per minute for the first quarter of the year and beginning on April 2004 settlements rates were US$0.023, US$0.046 and US$0.079 per minute, depending on the city of termination in Mexico. Mexican carriers paid US$0.040 per minute for the traffic terminated in the United States.

Revenues from installation and related costs are deferred and recognized over the estimated duration of the customer relationship.

All other revenues are recorded when services are rendered.

i.	Transactions in foreign currency and exchange differences (Note 17)

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

Income tax and employees’ statutory profit sharing are recorded using the assets and liabilities method with an integral approach. Under this method a deferred tax is recognized for all the differences between accounting and tax values of assets and liabilities. Valuation allowances are provided if based upon the weight of available evidence it is more likely than not that some or all the deferred tax assets will not be realizable.

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

A significant portion of the services provided by the Company are dependent on a trade and service mark license agreement entered into with AT&T, who is a related party (see Note 5(f)). Approximately 76.8%, 91.8% and 83.6% of the Company’s revenues related to international long distance services for the years ended December 31, 2002, 2003 and 2004, respectively, were generated from telephone traffic exchanged between AT&T (a related party) and the Company.

In order to service its customers, the Company must interconnect with and use the telephone network of Telmex, the only current provider of local telephone services covering all of Mexico. The interconnection and other surcharge rates the Company must pay Telmex are filed with Cofetel. For the years ended December 31, 2002, 2003 and 2004, interconnection costs, including special projects (see Note 14) amounted to Ps1,040,741, Ps944,622 and Ps828,595, respectively.

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

The different concepts comprising the capital earned during the year are stated in the statement of changes in stockholders’ equity under the item called comprehensive loss or income.

o.	New accounting pronouncements

In May 2004, the Mexican Institute of Public Accountants (“MIPA”) issued Bulletin B-7, “Business Acquisitions” (“Bulletin B-7”) which provides guidance for accounting of business acquisitions and investments in associated entities. Bulletin B-7 requires that all business acquisitions and investments in associates be accounted for by the purchase method of accounting, and supplements the accounting for the recognition of intangible assets as a part of a business acquisition. Upon adoption of Bulletin B-7, goodwill ceases to be amortized, and is rather tested for impairment at least annually. Bulletin B-7 also provides guidance for the acquisition of a minority interest, and for asset transfers and business acquisitions among entities under common control. Bulletin B-7 is effective for periods beginning on January 1, 2005 with early adoption encouraged. The adoption of Bulletin B-7 did not have an impact on the Company’s results of operations or financial condition.

On December 5, 2003, the MIPA amended Bulletin D-3, “Labor Obligations” (“Amended Bulletin D-3”). Such amendments are effective on January 1, 2005. Amended Bulletin D-3 provides guidance in relation to the accounting and disclosures of severance payments due to causes other than restructuring. Amended Bulletin D-3 states that liabilities related to future severance payments should be accounted for in a similar manner as pensions and postretirement obligations, based on actuarial calculations. The adoption of Bulletin B-7 did not have a material impact on the Company’s results of operations or financial condition.

4.	TRADE RECEIVABLES, NET

As of December 31, 2003 and 2004, trade receivables, net consist of the following:

	2003		2004
Trade receivables	Ps	745,761	Ps	426,580
Less: allowance for doubtful accounts		(250,621)		(65,597)

	Ps	495,140	Ps	360,983

For the years ended December 31, 2002, 2003 and 2004, the allowance for doubtful accounts is analyzed as follows:

	2002	2003	2004
Balance at beginning of year	(Ps368,923)	(Ps527,281)	(Ps250,621)
Provision charges	(178,254)	(36,143)	(31,609)
Write off of receivables (Nominal value)	—	306,432	206,042
Restatement effect in constant pesos as of December 31, 2004	19,896	6,371	10,591

Balance at end of year	(Ps527,281)	(Ps250,621)	(Ps65,597)

The Company accounts for an allowance for doubtful accounts based on forecast of the customers’ accounts receivable that will become uncollectible (residential customers 241 days past due and business customers 217 days past due).

5.	ACCOUNTS RECEIVABLE AND PAYABLE AND TRANSACTIONS WITH AFFILIATES AND OTHER RELATED PARTIES

As of December 31, 2003 and 2004, balances due from and due to affiliates and other related parties were as follows:

	2003		2004
Due from:
AT&T Corporation and affiliates	Ps	49,934	Ps	119,898
BBVA Bancomer and affiliates		14,951		4,686
Alfa and affiliates		30,730		13,447

	Ps	95,615	Ps	138,031

Due to:
AT&T Corporation and affiliates	Ps	46,844	Ps	118,882

Short-term accounts payables	Ps	46,844	Ps	118,882

AT&T Corporation and affiliates	Ps	36,501	Ps	57,948
Onexa		59,095		84,180

Long-term accounts payables (1)	Ps	95,596	Ps	142,128

(1)	The Company’s stockholders agreed that fees from administrative services collected by Onexa and AT&T from the Company be accrued on an annual basis but payable in 2007, in order to increase liquidity and as part of the financial restructuring process.

During 2002, 2003 and 2004, the main transactions carried out with affiliates and other related parties were as follows:

	2002		2003		2004
International long distance settlement revenue (a)	Ps	1,744,685	Ps	2,899,726	Ps	1,848,208
International long distance settlement cost (a)		894,787		1,827,609		1,119,250
Administrative services received (b)		58,856		40,274		63,230
Internet services costs (c)		2,916		3,696		53,447
Income from marketing services (d)		12,151		—		—
Interest income (e)		2,349		2,448		4,064
Trade and service marks license fee (f)		32,619		34,746		34,746
Technical services expenses (g)		33,755		4,746		—
Rent expense (h)		22,081		3,341		4,123
Other income (i)		—		99,968		—

(a)	These amounts represent mainly the income and expenses derived from the liquidation of international traffic between AT&T and Alestra, as well as the income from data services and local service with other affiliates. The international settlement rates used are in accordance with Note 3-h.

(b)	The Company has entered into several administrative service agreements with Onexa and AT&T. During the year ended December 31, 2003, the Company wrote off approximately Ps28,170 (US$2.5 million) on the conclusion of agreements entered into with AT&T in relation to a the dispute about the billing and costumer care platform provided by AT&T and in respect of the successful conclusion of the Company’s debt restructuring.

(c)	This amount corresponds to the costs of services received from an affiliate of AT&T regarding the payment of Internet Dial Up Services.

(d)	This amount corresponds to marketing services rendered by Servicios Alestra to AT&T in national territory.

(e)	This amount corresponds to investment interest and loans with affiliated companies.

(f)	The Company entered into a trade and service mark license agreement with AT&T, which allows the Company to use certain trade and service marks of AT&T in exchange for a minimum payment of Ps34,746 (US $3.0 million). This license agreement was initially for a nine-year term and it expired on October 17, 2004. On October 14, December 20, 2004, and February 23, 2005, AT&T agreed to further extend the agreement until December 31, 2004, February 28, 2005 and May 31, 2005 to allow Alestra to continue to negotiate in good faith with AT&T the terms and conditions of a five years renewal of the license agreement.

(g)	AT&T has agreed to provide certain technical services and software maintenance on an as needed basis. Such technical services have included assistance in telephone network design and engineering, billing software redesign and improvements and customer care, billing, planning and implementation of new services.

(h)	This amount corresponds to expenses for office leasing agreement held by and between Servicios Alestra and BBVA Bancomer.

(i)	Due to the success of the Company’s debt restructuring (See Note 10), AT&T paid the Company US$8.5 million under the agreements mentioned in paragraph b. above.

6.	PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets as of December 31, 2003 and 2004, consist primarily of prepaid expenses for systems maintenance, insurances, bonds and advertising time.

7.	REAL ESTATE AND EQUIPMENT, NET

As of December 31, 2003 and 2004, real estate and equipment, net, consists of the following:

	2003		2004
Land	Ps	147,595	Ps	147,595
Buildings		108,232		108,232
Furniture, fixtures and other		236,132		244,764
Hardware equipment		459,298		382,797
Transportation equipment		24,436		22,632
Telephone network		7,006,885		7,098,068
Billing and customer care software		1,144,828		479,670
Investments in progress		24,468		185,160

		9,151,874		8,668,918
Less: accumulated depreciation and amortization		(3,209,500)		(3,023,588)

Total	Ps	5,942,374	Ps	5,645,330

On September 26, 2000, the Company’s management decided to substitute the original billing and customer care software that was in operation at that time. The new acquired software started operating in June 2002 with the migration of residential clients. The Company initiated the accelerated amortization of the balance of the above mentioned billing and customer care software which was fully amortized by June 2002. On December 2004, the Company wrote-off billing and customer care software amounting to Ps680,835 that was fully depreciated.

Amortization of billing and customer care software charged to income was Ps63,292, Ps92,992 and Ps69,697 for the years ended December 31, 2002, 2003 and 2004, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above was Ps580,295, Ps546,794 and Ps565,994 for the years ended December 31, 2002, 2003 and 2004, respectively.

Real estate and equipment as of December 31, 2004 includes net capitalized financing costs of Ps113,118 (Ps117,391 in 2003). Investment in progress as of December 31, 2003 and 2004 consists mainly of investments to connect the end customer to Alestra’s network.

8.	DEFERRED CHARGES AND OTHER ASSETS, NET

As of December 31, 2003 and 2004, deferred charges and other consist of the following:

	2003		2004
Pre-operating expenses (a)	Ps	2,135,975	Ps	2,135,975
Capitalized expenses derived from issuance of senior notes (b)		174,601		181,549
Frequency bands (c)		156,298		156,298
Leasehold improvements		118,962		128,871
Software (d)		467,382		502,276
Other assets		135,601		120,790

		3,188,819		3,249,699
Less: accumulated amortization		(2,050,385)		(2,360,179)

Net deferred charges and other	Ps	1,138,434	Ps	889,520

Amortization charged to income was Ps376,243, Ps295,851 and Ps310,458 for the years ended, December 31, 2002, 2003 and 2004, respectively.

a.	Pre-operating expenses consist of the following:

	2003 and 2004
Wages, salaries and benefits	Ps	1,042,719
Advertising and promotion		619,627
Professional fees		90,968
Other		382,661

	Ps	2,135,975

At December 31, 2003 and 2004, pre-operating expenses included Ps46,551 of capitalized financing costs.

b.	Debt issuance costs consists of the following:

	2003		2004
Fees and expenses to agents:
Old Senior Notes (1)	Ps	40,069	Ps	40,069
New Senior Notes (2)		134,532		141,768

	Ps	174,601	Ps	181,837
Less: accumulated amortization		(23,940)		(50,141)

Total capitalized expenses	Ps	150,661	Ps	131,696

(1)	During 2003, the Company expensed as a “Special Item”, Ps115,899 (see Note 16) corresponding to the proportional capitalized debt issuance costs of the Old Senior Notes with respect the noteholders that accepted to exchange their Old Senior Notes for the New Senior Notes. The remaining Ps18,133 (net of Ps21,936 accumulated amortization at December 31, 2003) corresponds to the proportional debt issuance cost of the Old Senior Notes that were not exchanged, which will be amortized over the term of the Old Senior Notes.

(2)	Fees and expenses incurred for the issuance of the New Senior Notes, will be amortized over the term of the New Senior Notes.

Amortization charged to income for the years ended December 31, 2002, 2003 and 2004 amounted to Ps34,723, Ps1,927 and Ps26,201, respectively.

c.	Frequency bands

In 1997, the Company obtained two national point-to-point wireless telecommunications concessions and three point-to-multipoint wireless concessions covering Mexico City, Monterrey and Guadalajara. The concessions are for 20 years beginning in 1998. The licenses are amortized on a straight-line basis over the license period. Frequency band amortization expense for the years ended December 31, 2002, 2003 and 2004 amounted to Ps7,844, Ps7,815 and Ps7,815, respectively.

d.	Software

Software costs consist of purchased internal use software. Software amortization expense for the years ended December 31, 2001, 2002 and 2003, amounted to Ps73,767, Ps65,136 and Ps48,826, respectively.

9.	BANK LOANS AND NOTES PAYABLE

As of December 31, 2003 and 2004, bank loans and notes payable consist of the following:

	2003		2004
Notes payable to Hewlett Packard de México, S. A. de C. V. of US$19.2 million at a 6.90% annual interest rate for the supply of equipment for telecommunications projects with a maturity date in 2007. At December 31, 2004, the amount payable was US$5.8 million (US$ 9.8 million in 2003).	Ps	115,587	Ps	62,522
Capital lease contract with The Capita Corporation de México, S. A. de C. V., for US$7.0 million for telecommunications equipment. At December 31, 2004 the amount due was US$164 thousands (US$1.9 million in 2003).(1)		22,233		1,859

		137,820		64,381
Current portion of bank loans and notes payable		(73,439)		(30,753)

Long term debt	Ps	64,381	Ps	33,628

On March 22, 2004 the remaining balance of the notes payable to Hewlett Packard de México, S. A. de C. V. was restructured to lower the interest rate from 10.08% to 6.9% and extend the maturity date from January 30, 2005, to January 30, 2007. Short-term balance as of December 31, 2003 has been reclassified by Ps62,430 to long-term to conform new maturity date.

(1)	The long term capital lease contract entered into to acquire telecommunications equipment which is denominated in US dollars amounted to Ps21,136 (US$1,881) as of December 31, 2003 and bears interest at a 9.18%. This capital lease is payable in 36 monthly payments of Ps2,310 (US$224) each, maturing in June 2005.

10.	SENIOR NOTES

At December 31, 2003 and 2004, the senior notes consist of the following:

	2003		2004
A) New Senior Notes	Ps	3,418,272	Ps	3,427,034
B) Old Senior Notes		932,419		934,809
C) Restatement effect in constant pesos of December 31, 2004		225,838		—

	Ps	4,576,529	Ps	4,361,843

A) New Senior Notes

During November 2003, the Company successfully concluded the restructuring of its Old Senior Notes, as mentioned in Note 2. The Old Senior Notes holders who accepted the Company’s offer represented 85.5% of the Old Senior Notes, or approximately US$487 million of the principal amount.

The main terms of the New Senior Notes issued by the Company are:

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

B) Old senior notes

The Old Senior Notes holders that did not accept the Company’s exchange offer continue to hold the Old Senior Notes in two tranches: seven-year notes maturing on May 15, 2006 in an aggregate principal amount of Ps416,798 (US$37 million) and ten year notes maturing on May 15, 2009 in an aggregate principal amount of Ps518,181 (US$46 million). Maturing on May 15, 2006 and 2009, respectively, with annual rates of 12.125% and 12.625%, respectively. In November 2003, the Company paid to the noteholders that did not accept the financial restructuring, past due interest from May 2002 through November 2003.

In the Company’s 2003 exchange offers and cash tender offers for the Old Senior Notes, the Company solicited consents for the removal of substantially all of the affirmative and restrictive covenants for those notes.

11.	STOCKHOLDERS’ EQUITY

As part of the senior notes restructuring described in Note 2 and 10, in a resolution adopted outside the meeting held on November 17, 2003, Alestra’s stockholders agreed to increase the variable portion of its capital stock by US$100 million (Ps1,117,571 nominal), which were subscribed proportionally to the percentage ownership of each of the shareholders; as such 51% of such amount was contributed and subscribed by Onexa and the remaining 49% by AT&T.

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps4,516,981 and (ii) reduce the variable portion of the capital stock for Ps8,574,503 and Ps1,250,089 by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Onexa and 49% on AT&T . These transactions did not represent a contribution or payment to the equity holders.

The capital stock of Alestra is variable with a fixed minimum of Ps300 and an unlimited maximum. As of December 31, 2004 and 2003, the subscribed and paid-in capital stock at nominal value amounted to Ps1,181,346. It is represented by common, nominative social parts of no par value, and is divided as follows: (a) Series “A”, which represents 51% of the social parts, grants full ownership and voting rights, and is restricted to Mexican investors; (b) Series “B” which represents no more than 49% of the social parts, grants full ownership and voting rights, and has no ownership restrictions; and (c) Series “N”, which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with article 113 of the General Law of Mercantile Organizations, and may be acquired by Mexican and foreign investors in accordance with the applicable legal regulations.

The Company’s capital stock at December 31, 2003, consists of the following:

Onexa, S. A. de C. V.				AT&T Telecom. México, Inc.
Series	Ownership (%)	Contribution		Series	Ownership (%)	Contribution		Total
“A”	17.85	Ps	210,870	“A”	—	Ps	—	Ps	210,870
“B”	—		—	“B”	17.15		202,601		202,601
“N”	33.15		391,616	“N”	31.85		376,259		767,875

Total	51.00	Ps	602,486	Total	49.00	Ps	578,860	Ps	1,181,346

At December 31, 2003 the restated figures of stockholders’ equity were as follows:

	Nominal Value		Restatement		Restated value
Capital stock:
Fixed	Ps	300	Ps	28	Ps	328
Variable		1,181,046		69,016		1,250,062

Total capital stock		1,181,346		69,044		1,250,390

Gain from restatement		—		373,401		373,401
Accumulated income		929,923		30,295		960,218

Total accumulated income		929,923		403,696		1,333,619

Majority interest		2,111,269		472,740		2,584,009
Minority interest		2		—		2

Total stockholders’ equity	Ps	2,111,271	Ps	472,740	Ps	2,584,011

At December 31, 2004 the restated figures of stockholders’ equity were as follows:

	Nominal Value		Restatement		Restated value
Capital stock:
Fixed	Ps	300	Ps	28	Ps	328
Variable		1,181,046		69,016		1,250,062

Total capital stock		1,181,346		69,044		1,250,390

Gain from restatement		—		340,913		340,913
Accumulated income		834,201		41,662		875,863

Total accumulated income		834,201		382,575		1,216,776

Majority interest		2,015,547		451,619		2,467,166
Minority interest		2		—		2

Total stockholders’ equity	Ps	2,015,549	Ps	451,619	Ps	2,467,168

Net income for the year is subject to the decisions taken at of the General Stockholders’ Meeting, to the Company’s by-laws and to the General Law of Mercantile Organizations. In accordance with the General Law of Mercantile Organizations, the legal reserve must be increased annually by 5 % of annual net profits until it reaches 20 % of the fully paid capital stock amount.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the year in which the dividends are paid and in the two following years.

12.	CONTINGENCIES AND COMMITMENTS

a. At December 31, 2004 the Company had commitments from agreements to lease office space under operating leases. The leases are subject to escalation factors based on the NCPI. At December 31, 2004, future minimum lease payments under no cancelable operating leases with terms in excess of one year are as follows:

2005	Ps	65,780
2006		66,256
2007		68,376
2008		72,427
2009 and thereafter		394,620

	Ps	667,459

Rental expense was Ps70,826, Ps72,690 and Ps74,782 for the years ended December 31, 2002, 2003 and 2004, respectively.

b. As of December 31, 2003 and 2004, the Company obtained performance bonds for approximately Ps27,437 and Ps66,984, respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c. As of December 31, 2003 and 2004 the Company had outstanding commitments to acquire equipment and other capital expenditures related with the construction of its telecommunications network of approximately US$12.0 million (Ps135,178) and US$11.0 million (Ps123,913) respectively.

d. On October 23, 2002, Alestra promoted a nullity trial before the Federal Court of Fiscal and Administrative Justice, against the resolution issued by the Cofetel on August 6, 2002, through which it approved the liquidation tariffs applicable to 2002 and 2003 as agreed by Telmex and MCI International.

The Company’s attorneys are expecting a favorable resolution to the petition. On January 24, 2003, Alestra entered into an agreement with Telmex in which, among other things, Alestra settled any potential liabilities it could have had with Telmex as a result of the application of different international liquidations tariffs. It is important to mention that as from that date and up to September 2003, Alestra subscribed with Telmex, several international liquidation tariffs in order to settle different liabilities. If the motion is lost, Alestra will not be allowed to participate in the negotiation of international tariffs in the future, and the Court would rule in favor of Cofetel with respect to the legality of international tariffs negotiated by Telmex for 2002 and 2003. Even with an adverse resolution, Alestra would not incur financial losses derived from the application of the different tariffs in 2002 and 2003 and could even have the right to make additional collections from the other telecommunications companies; therefore, the Company did not recognize any charge.

e. In September 2003, WRH Global Securities Pooled Trust (“WRH”) commenced an action against the Company, its equity holders and the indenture trustee of the indentures governing the Old Senior Notes in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin the Company from consummating its exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against the Company to prevent the consummation of the exchange offers and consent solicitations. The Court denied the first motion upon finding that certain of WRH’s claims were moot and that WRH was not entitled to the other relief it had sought. The Court denied the second motion upon finding that WRH was not entitled to the relief it sought. The exchange offers and consent solicitations were consummated on November 17, 2003. The Company moved, and WRH cross-moved, for summary judgment on WRH’s claim that its senior notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling the court granted its motion for partial summary judgment and dismissed WRH’s cross-motion. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH amended its complaint alleging, among other things, that it elected to accelerate its senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the Old Senior Notes had been ipso facto accelerated. In January 2004, the Company, its equity holders and the indenture trustee of the indentures governing the Old Senior

Notes moved to dismiss the amended complaint. The motion to dismiss the amended complaint is pending.

On October 6, 2003, Eximius filed a request for an insolvency declaration and a Concurso Mercantil (a Mexican reorganization proceeding) under the LCM against the Company before a court in the State of Nuevo Leon, Mexico.

In its petition, Eximius alleged, among other things, that the Old Senior Notes had been ipso facto accelerated pursuant to the Indentures dated May 17, 1999, between the Company and the Trustee (“U.S. Bank”), governing the Old Senior Notes. Moreover, Eximius also alleged in its petition that the Company made certain statements in its Prospectus that constituted an admission in writing of its inability to pay its debts generally, and that therefore the Senior Notes had been ipso facto accelerated under the Indentures.

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

Until December 2003 the Company operated in four segments: domestic long distance, international long distance, data transmission and internet services and local services. During

2004 the Company re-evaluated its internal segment reporting structure and decided to report only two segments; long distance (domestic and international) and data, internet and local. Prior years segment information has been restated to conform to the Company’s current internal reporting structure.

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

Accounting policies of the segments are the same than those described in the summary of significant accounting policies. The information on the Company’s segments for the years ended December 31, 2002, 2003 and 2004 is as follows:

Years ended	Long distance		Data, Internet and Local		Total
2002
Revenues	Ps	3,851,573	Ps	1,003,838	Ps	4,855,411
Costs (excluding depreciation)		(1,986,671)		(241,711)		(2,228,382)

Gross profit	Ps	1,864,902	Ps	762,127		2,627,029

Operating expenses						(2,796,516)

Operating loss						(169,487)
Comprehensive financial result						(1,347,785)
Other expenses, net						(18,660)

Loss before provision for asset tax						(1,535,932)
Asset tax						(4,889)

Net loss						(Ps1,540,821)

2003
Revenues	Ps	4,439,197	Ps	1,371,492	Ps	5,810,689
Costs (excluding depreciation)		(2,682,329)		(327,326)		(3,009,654)

Gross profit	Ps	1,756,868	Ps	1,044,166		2,801,035

Operating expenses						(2,490,558)

Operating income						310,477
Comprehensive financial result						(1,036,757)
Special item						1,585,959
Other income, net						104,590

Income before provision for asset tax						964,269
Asset tax						(4,051)

Net income					Ps	960,218

Years ended	Long distance		Data, Internet and Local		Total
2004
Revenues	Ps	3,251,433	Ps	1,616,418	Ps	4,867,851
Costs (excluding depreciation)		(1,964,701)		(382,479)		(2,347,180)

Gross profit	Ps	1,286,732	Ps	1,233,939		2,520,671

Operating expenses						(2,339,409)

Operating income						181,262
Comprehensive financial result						(233,554)
Other expense, net						(28,064)

Loss before provision for asset tax						(80,356)
Asset tax						(3,999)

Net loss						(Ps84,355)

The Company does not have significant assets outside of Mexico. In 2004, 83.6% of the revenue from international long distance services of the Company was generated by AT&T (see Notes 3-1 and 5).

14.	COSTS OF SPECIAL PROJECTS

In connection with the liberalization of the Mexican long distance market, the Ministry of Communications authorized Telmex to charge each new long distance carrier a portion of the infrastructure cost incurred by Telmex to upgrade its system to allow interconnection (“Special Project Charges”). The Ministry of Communications issued a resolution on May 28, 1997 which set the total Special Project Charges at US$422 million (Ps4,753,746 at December 31, 2003) and increasing at an annual rate of 12%. The resolution requires the Special Project Charges to be billed on a monthly basis to each new long distance carrier based on the carriers’ percentage of total minutes of use, number of lines, number of interconnection ports and the total number of carriers interconnecting with Telmex, over a seven-year period. The current resolution also makes reference to an undefined maintenance fee to be paid by each new long distance carrier to Telmex.

As a result of a contract signed with Telmex, an December 29, 2000 Alestra agreed that Telmex has the right to recover US$422 million (Ps4,753,746) from interconnected operators as costs of special projects and an additional amount of US$ 132 million (Ps1,486,953) corresponding to the maintenance of such projects. It was also agreed that these amounts would increase at a 10% annual rate and that Telmex would pay its corresponding proportional part. The parties agreed that Alestra would make an advance payment of Ps153,201 (US$13.6 million) on December 29, 2000 when the contract was signed. The remaining 85% would be paid at a rate of US$0.0053 per minute of interconnection in addition to the interconnection rate and until the total amount is paid. The amount that Alestra is obligated to pay varies depending on its call volume and if Alestra does not connect any calls, it would not be obligated to make any special project payment to Telmex.

On November 24, 2004, Telmex and Alestra entered into an agreement under which the parties agreed to settle all outstanding amounts in relation to special projects, which as of December 31, 2003 amounted to Ps113,488 (US$ 9.6 million). During 2003 the Company recognized charges in relation to special projects for an amount of Ps90,811 (US$8.0 million). The Company did not recognize any charge during 2004.

15.	INCOME TAX AND ASSET TAX

Alestra and its subsidiary are subject separately to the payment of income tax and assets tax, which are computed by each legal entity. Tax losses can be carried forward for up to ten years and offset against any profits that the Company may generate during the period in accordance with the Income Tax Law.

The following items represent the principal differences between income taxes computed at the statutory tax rate and the Company’s provision for income taxes for the years ended December 31, 2002, 2003 and 2004:

	2002	2003	2004
Statutory income tax rate	(35%)	34%	33%
Plus (less) permanent nondeductible and accumulated items, net:
Permanent nondeductible items	3%	(2%)	(2%)
Depreciation and amortization	20%	(37%)	(37%)

	(12%)	(5%)	(6%)
Plus (less) temporary nondeductible and accumulated items, net:
Allowance for doubtful accounts	4%	3%	3%
Costs and provisions	10%	31%	31%

	2%	29%	28%
Unapplied (amortization of) tax loss carryforwards	—	—	—
Applied tax loss carryforwards	(2%)	(29%)	(28%)

Effective income tax rate	—	—	—

As a result of the amendments to the Income Tax Law released on December 1, 2004, beginning in 2005 the income tax rate will be 30% and will be reduced annually to a nominal rate of 28% in 2007.

At December 31, 2003 and 2004 the main temporary differences for which deferred income tax was not recognized due to the Company’s tax loss carryforwards are:

	2003		2004
Allowance for doubtful accounts		(Ps938,272)		(Ps889,423)
Property and equipment, net		3,032,930		2,921,353
Preoperating expenses, net and other assets		439,272		131,010
Costs and provisions		835,959		(542,784)

Basis for calculation of deferred income tax	Ps	3,369,889	Ps	1,620,156

Tax loss carryforwards		(Ps10,684,660)		(Ps9,572,702)

Accumulated losses at December 31, 2004 may be carried forward after a restatement in conformity with the statutory future inflation rates, as follows:

2006	Ps	3,712,043
2007		3,347,307
2008		1,445,237
2009		126,112
2010		859,611
2011		27,014
2012		13,846
2013		20,055
2014		21,477

	Ps	9,572,702

In accordance with current tax law, Mexican companies must pay the higher of income tax or asset tax. Asset tax is determined on the average value of substantially all of the Company’s Mexican assets less certain liabilities. The asset tax showed in statement of income corresponds to Servicios Alestra.

16.	SPECIAL ITEM

As discussed in Note 2 and 10, on November 17, 2003, the Company concluded its debt restructuring process, by extinguishing US$487 million of its US$570 million Old Senior Notes, representing 85.5% of these notes. The Company issued US$304.2 million in New Senior Notes to exchange for Ps3,375,217 (US$287 million) of the Old Senior Notes and paid Ps1,292,796 (US$110 million) in cash to extinguish Ps2,352,067 (US$200 million) of the Old Senior Notes, resulting in a gain of Ps903,993 (US$73 million). Additionally, the Old Senior Notes holders that participated in the offer, agreed not to receive accrued and unpaid interest on their tendered Old

Senior Notes and agreed that interest payments in the amount of Ps886,207 million (US$71.4 million) that were scheduled to be made on November 15, 2002 and May 15, 2003 were never due and payable.

In addition, the Company wrote-off capitalized debt issuance cost corresponding to the 85.5% of the Old Senior Notes for an amount of Ps121,915.

The special item in the statement of operations for the year ended December 31, 2003, consist of the following:

Gain on extinguishment of debt	Ps	859,384

Gain on reversal of accrued interest
2002		468,047
2003		374,427

		842,474

Write-off of capitalized debt issuance cost of exchanged Old Senior Notes		(Ps115,899)

Total	Ps	1,585,959

17.	FOREIGN CURRENCY POSITION

As of December 31, 2003 and 2004 assets and liabilities, denominated in foreign currencies (US dollars) were as follows:

	Thousands of US dollars
	2003		2004
Assets	US$	27,235	US$	76,778
Short and long-term liabilities		(399,114)		(436,288)

Net		(US$371,879)		(US$359,510)

Non-monetary assets of foreign origin	US$	595,988	US$	548,993

Following is a consolidated summary of the main transactions in foreign currency:

	2002		2003		2004
Revenues	US$	177,213	US$	261,750	US$	193,592
Cost of services		(91,983)		(144,039)		(98,110)
Operating expenses		(29,585)		(22,776)		(22,701)
Interest expense		(79,664)		(69,366)		(38,023)
Interest income		1,139		234		645
Special item		—		144,148		—
Other income, net		1,432		11,432		5,798

Net (expense) gain		(US$21,448)	US$	181,383	US$	41,201

The exchange rates at December 31, 2002, 2003 and 2004, were Ps10.3125, Ps11.2360 and Ps11.2648 per US dollar, respectively, as published by Banco de México (the Mexico central bank).

At March 1, 2005, the date of issuance of the financial statements, the exchange rate was Ps11.0965 per US dollar.

18.	FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies and accrued expenses and other payables, approximate fair value, due to the short term maturity of these instruments.

The fair value of the Company’s investment in restricted securities and senior notes are based on quoted market prices. The estimated fair values of these instruments at December 31, 2003 and 2004, are as follows:

	2003
	Carrying amount		Fair value		Difference
Senior notes	Ps	4,576,492	Ps	3,919,636	Ps	656,856

	2004
	Carrying amount		Fair value		Difference
Senior notes	Ps	4,361,843	Ps	3,890,351	Ps	471,492

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

	Year ended December 31,
	2002	2003		2004
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican GAAP	(Ps1,540,821)	Ps	960,218		(Ps84,355)

U.S. GAAP adjustments:
Reversal of gain on extinguishment of debt	—		(1,585,959)		—
Difference in interest expense	—		112,907		265,249
Reversal of debt issuance costs, net	—		(133,201)		(3,948)
Fifth amendment effect on depreciation expense	(111,465)		(82,268)		(84,562)
Reversal of preoperating expense amortization	222,251		222,251		222,251
Depreciation of capitalized comprehensive financing costs under Mexican GAAP	(1,102)		(1,102)		(1,102)
Depreciation of capitalized interest under U.S. GAAP	(6,660)		(6,660)		(6,660)

Total U.S. GAAP adjustments	103,024		(1,474,032)		391,228

Net (loss) income under U.S. GAAP	(Ps1,437,797)		(Ps513,814)	Ps	306,873

	2003		2004
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	2,584,011	Ps	2,467,168

U.S. GAAP adjustments:
Effect on total debt of extinguishment		(1,473,053)		(1,207,804)
Effect on debt issuance costs		(134,532)		(141,768)
Accumulated amortization of debt issuance costs		1,331		4,619
Fifth amendment effect on real estate and equipment		342,248		290,173
Pre-operating expenses		(2,136,034)		(2,136,034)
Accumulated amortization of preoperating expenses		1,411,160		1,633,412
Minority interest under Mexican GAAP		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S. GAAP		46,552		46,552
Accumulated depreciation for comprehensive financing cost and interest capitalization		(31,032)		(38,794)

Total U.S. GAAP adjustments		(1,973,362)		(1,549,646)

Total stockholders’ equity under U.S. GAAP	Ps	610,649	Ps	917,522

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2003		2004
Balance at beginning of period		(Ps56,174)	Ps	610,649
Capital contributions		1,180,637		—
Net (loss) income for the year		(513,814)		306,873

Balance at end of period	Ps	610,649	Ps	917,522

As explained in Note 11, on December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity under U.S. GAAP as of December 31, 2003 and 2004 is as follows:

	2003		2004
Capital stock	Ps	11,074,983	Ps	11,074,983
Accumulated losses		(10,464,334)		(10,157,461)

Total stockholders’ equity under U.S. GAAP	Ps	610,649	Ps	917,522

The following tables present summarized balance sheets and statements of income in constant Pesos, including all U.S. GAAP adjustments, as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004:

	2003	2004
Cash and cash equivalents	Ps 432,161	Ps 633,841
Trade receivables	495,140	360,982
Real estate and equipment, net	6,254,916	5,894,091
Other assets	625,900	642,480

Total assets	7,808,117	7,531,394

Senior notes	6,184,100	5,704,179
Bank loans and notes payable	137,820	64,381
Total debt	6,321,920	5,768,560
Accounts payable	478,009	502,194
Other payables	397,539	343,118

Total liabilities	7,197,468	6,613,872

Contributed capital	11,074,983	11,074,983
Accumulated losses (income)	(10,464,334)	(10,157,461)

Total stockholders’ equity	Ps 610,649	Ps 917,522

	2002		2003		2004
Net revenues	Ps	4,855,411	Ps	5,810,689	Ps	4,867,851
Cost of services (excluding depreciation presented separately below)		(2,228,382)		(3,009,654)		(2,347,180)
Administration and selling		(1,776,755)		(1,554,920)		(1,425,546)
Depreciation and amortization		(916,736)		(803,416)		(783,936)

Operating (loss) income		(66,462)		442,699		311,189

Comprehensive financial result:
Interest income		17,972		7,150		16,690
Interest expense		(901,945)		(583,997)		(195,832)
Exchange loss		(839,075)		(624,549)		(3,769)
Gain from monetary position		375,263		277,545		214,606

		(1,347,785)		(923,851)		31,695
Debt issuance costs, net				(133,201)		(3,948)
Other (expense) income, net		(18,661)		104,590		(28,064)

Net (loss) income before asset tax		(1,432,908)		(509,763)		310,872
Asset tax		(4,889)		(4,051)		(3,999)

Net (loss) income		(Ps1,437,797)		(Ps513,814)	Ps	306,873

Minority interest

Under Mexican GAAP minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Effects of the restructuring of the Old Senior Notes

As mentioned in Note 16, under Mexican GAAP, the effects of the restructuring are recorded as follows:

•	A gain of Ps859,384 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps842,475 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•	Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps115,899 and the capitalization of Ps141,403 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the Old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the Old Senior Notes does not exceed the total future cash payments specified by the new senior notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps141,403 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps115,899 of the Old Senior Notes, will be amortized over the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old senior notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

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

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, applying SFAS 109, at December 31, 2003 and 2004, are as follows:

	2003		2004
Deferred tax assets:
Net operating loss carryforwards	Ps	3,584,941	Ps	2,680,356
Allowance for doubtful accounts		319,012		249,038
Provisions not yet deductible and other		(284,226)		151,979

Total deferred tax assets		3,619,727		3,081,373

Deferred tax liabilities:
Property and equipment, net		1,031,196		817,979
Preoperating expenses, net and other assets		149,352		36,682

Total deferred tax liabilities		1,180,548		854,661

Net deferred tax assets		2,439,179		2,226,712
Valuation allowance		2,439,179		2,226,712

Deferred income taxes	Ps	—	Ps	—

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2003 and 2004, that more likely than not will not be realized.

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

Presented below are statements of cash flows for the years ended December 31, 2002, 2003 and 2004 prepared, after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to December 31, 2004 purchasing power.

	2002	2003	2004
OPERATING ACTIVITIES:
Net loss	(Ps1,437,797)	(Ps513,814)	(Ps84,355)
Adjustments to reconcile net loss to cash flows used in operating activities:
Gain from monetary position	(375,263)	(277,545)	(214,606)
Unrealized exchange losses	747,132	419,876	(2,020)
Depreciation and amortization	916,736	803,416	783,936
Allowance for doubtful accounts	183,514	36,899	11,628
Provision for special project charges	116,660	92,583	—
Changes in operating assets and liabilities:
Current assets	(169,051)	194,615	99,573
Current liabilities	261,000	(344,972)	(23,402)

Cash flows provided by operating activities	242,931	411,058	570,754

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(252,801)		(248,377)		(371,308)
Deferred charges and other assets		18,731		(10,940)		52,766
Restricted investment		390,565		—		—

Cash flows provided by (used in) investing activities		156,495		(259,317)		(318,542)

FINANCING ACTIVITIES:
Capital Contributions		—		1,180,637		—
Payments of bank loans and senior notes		(327,130)		(1,389,078)		(68,867)
Proceeds from bank loans		53,750		—		—

Cash flows used in financing activities		(273,380)		(208,441)		(68,867)

Net effect of inflation on cash and cash equivalents		(234,746)		319,048		18,335

(Decrease) increase in cash and cash equivalents		(108,700)		262,348		201,680

Cash and cash equivalents, beginning of period		278,513		169,813		432,161

Cash and cash equivalents, end of period	Ps	169,813	Ps	432,161	Ps	633,841

Non-cash investing and financing activities:
Acquisition of equipment under capital leases and debt assumed	Ps	53,750	Ps	—	Ps	—

Interest and taxes paid:
Interest paid	Ps	25,762	Ps	339,229	Ps	408,646

Income taxes paid	Ps	3,746	Ps	4,051	Ps	2,824

NEW ACCOUNTING PRONOUNCEMENTS

In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”). EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 is not expected to have any impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets An Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting For Nonmonetary Transactions” (“SFAS 153”). SFAS 153 is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.

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

Date: March 30, 2005