Form 20-F
period 2005-12-31
ALESTRA
filed 2006-04-03
CIK 1098504

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) Yes  ☐    No  ☒.

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

A. Selected Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiary. The financial information presented as of and for the fiscal years ended December 31, 2003, 2004 and 2005 was derived from our audited consolidated financial statements included elsewhere in this annual report. The financial information presented as of and for the fiscal years ended December 31, 2001 and 2002 was derived from our audited financial statements that are not included in this annual report.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 20 to the consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity.

Mexican GAAP also requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this annual report is presented in constant Pesos as of December 31, 2005, unless otherwise noted. See Note 3b to our audited financial statements. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this annual report to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation.

The following data should be read in conjunction with, and is qualified in its entirety by reference to, the “Operating and Financial Review and Prospects “ and our financial statements, including the notes thereto, included elsewhere in this annual report.

	As of and for the year ended December 31,
	2001	2002	2003	2004	2005
	(in millions of constant Pesos, excluding ratios)
STATEMENT OF INCOME
Mexican GAAP:
Revenues:
Long distance services	4,008	3,980	4,587	3,360	2,156
Data, internet and local services	703	1,037	1,417	1,670	1,915

Total	4,711	5,017	6,004	5,030	4,071
Cost of services (excluding depreciation):
Long distance services	(1,825)	(2,053)	(2,772)	(2,031)	(1,055)
Data, internet and local services	(205)	(249)	(338)	(395)	(485)

Total	(2,030)	(2,302)	(3,110)	(2,426)	(1,540)

Gross profit: (1)
Long distance services	2,183	1,927	1,815	1,329	1,101
Data, internet and local services	498	788	1,079	1,275	1,430

Total	2,681	2,715	2,894	2,604	2,531
Administration, selling and other operating expenses	(1,995)	(1,837)	(1,606)	(1,473)	(1,413)
Depreciation and amortization	(1,139)	(1,054)	(967)	(944)	(941)
Operating (loss) income	(453)	(176)	321	187	177
Comprehensive financial result	(272)	(1,392)	(1,071)	(241)	(108)
Special item	—	—	1,638	—	—
Other (expenses) income	(24)	(20)	108	(29)	(18)
Asset tax	(5)	(5)	(4)	(4)	(3)
Net (loss) income	(754)	(1,593)	992	(87)	48
U.S. GAAP:
Revenues:	4,711	5,017	6,004	5,030	4,071
Cost of services (excluding depreciation):	(2,030)	(2,302)	(3,110)	(2,426)	(1,540)
Gross profit: (1)	2,681	2,715	2,894	2,604	2,531
Net (loss) income	(645)	(1,485)	(531)	317	427

BALANCE SHEET
Mexican GAAP:
Cash and cash equivalents	288	175	446	655	920
Trade receivables	580	561	511	373	354
Property and equipment, net	6,075	6,136	6,140	5,833	5,240
Other assets	2,480	1,765	1,349	1,136	996

Total assets	9,423	8,637	8,446	7,997	7,510
Senior notes	6,224	6,643	4,729	4,507	4,082
Notes payable and capital leases	495	226	142	66	78

Total debt	6,719	6,869	4,871	4,573	4,160
Accounts payable	692	708	494	519	705
Other payables	812	988	411	356	287

Total liabilities	8,223	8,565	5,776	5,448	5,152
Contributed capital	10,224	10,224	1,292	1,292	1,292
Accumulated losses (income)	(9,024)	(10,152)	1,378	1,257	1,066

Total stockholders’ equity	1,200	72	2,670	2,549	2,358
U.S. GAAP:
Property and equipment, net	7,484	6,985	6,464	6,090	5,670
Total assets	9,650	8,508	8,068	7,782	7,630
Total stockholders’ equity	1,427	(58)	630	948	1,372
CASH FLOW DATA:
Resources (used in) provided by (2)
Mexican GAAP:
Operating activities	810	(21)	538	946	1,018
Investing activities	(624)	(242)	(268)	(414)	(312)
Financing activities	(125)	150	1	(324)	(441)
U.S. GAAP:
Operating activities	(164)	250	425	590	745
Investing activities	(245)	161	(268)	(329)	(403)
Financing activities	397	(282)	(215)	(71)	(97)

OTHER FINANCIAL/OPERATING DATA:
(Unaudited):
Capital expenditures (Mexican GAAP)	1,028	264	299	434	341
Minutes of traffic, domestic long distance	2,351	1,749	1,671	1,479	1,628
Minutes of traffic, international long distance	1,021	1,507	1,893	2,060	2,362
Employees (3)	2,067	1,910	1,876	1,952	1,933
Residential lines (4)	650	588	468	400	371
Business lines (4)	111	95	80	80	68

(1)	Excluding depreciation.

(2)	Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican Pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.

(3)	Actual number of employees, not in millions.

(4)	In thousands, not millions.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve Bank of New York expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate (Pesos per dollar)
Year	High	Low	Average(1)	Period End
2001	9.97	8.95	9.34	9.16
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63

Month
September 2005	10.89	10.68	10.79	10.79
October 2005	10.94	10.69	10.84	10.79
November 2005	10.77	10.57	10.67	10.58
December 2005	10.77	10.41	10.63	10.63
January 2006	10.64	10.44	10.54	10.44
February 2006	10.53	10.43	10.48	10.45

(1)	Average of month-end rates.

On March 24, 2006 the noon buying rate as provided by The Federal Reserve Bank of New York was Ps. 10.86 per 1.00 U.S. dollar.

The Mexican economy has experienced current account balance of payment deficits, due to higher imported goods than exported goods, and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into U.S. dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations which require payments in foreign currency, including the senior notes due 2006, the senior notes due 2009 and the senior notes due 2010 collectively, the senior notes.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Factors relating to us

As a result of a high level of competition and an oversupply of fiber optic capacity, the average price of our long distance services has declined significantly, and may continue to decline, further reducing our revenues

We are heavily dependent on domestic and international long distance services, which accounted for 53.0% of our revenues in 2005, 66.8% of our revenues in 2004 and 76.4% of our revenues in 2003. Average prices for long distance calls in Mexico declined more than 60% in real terms from 1997 to December 2005. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. Should our competitors continue to attempt to increase market share by reducing the price they charge for long distance calls, we expect to continue to experience a drop in revenues as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. Our revenues from long distance services may continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

The SBC Communications Inc. acquisition of AT&T Corp. could have a material adverse effect on our operations and our financial results

On November 17, 2005 SBC Communications Inc. (“SBC”), completed its acquisition of AT&T Corp. (the “AT&T Acquisition”), forming the “New AT&T”. The New AT&T, either directly or indirectly, is the second largest shareholder of Telmex, our principal competitor, owning approximately 8.2% of its outstanding shares which shares carry approximately 22% of voting rights on most matters.

As a result of the AT&T Acquisition, on November 30, 2005, we and our shareholders amended our Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) to modify our corporate governance and certain other provisions. We also amended the Amended and Restated Service Mark License Agreement between AT&T Corp. and us (the “Service Mark License Agreement”), the AT&T Global Network Cooperation Agreement between AT&T Corp. and us (the “AGN Agreement”) and our bylaws (the “Bylaws”). These amendments, among other things, modify current conditions concerning: the use of the AT&T brand name, under which we market all of our services; our participation in the AT&T global network, which is important to the growth of our data and internet service business; international interconnections. We cannot predict the effects it could have on us.

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

•	the continuous, rapid and significant changes in technology and new products in the data and internet services market;

•	the high level of capital expenditures required to provide data and internet services to business customers and to keep abreast of technological change;

•	the highly competitive nature of the data and internet services market;

•	the superior competitive position of some of our competitors, including Teléfonos de México S.A. de C.V., or Telmex, which is the dominant provider of telecommunications services in Mexico and who may be better positioned to offer business clients, our primary target market, bundled data and voice services at lower prices;

•	the limited number of high-usage customers in Mexico;

•	the limited flexibility of the telecommunications regulatory framework to address technological change;

•	new competition from cable TV and terrestrial microwave TV providers, who have been authorized by the Secretaría de Comunicaciones y Transportes, or the SCT, to provide bi-directional data and internet broadband services to the Mexican public, and to provide the transport of voice services, acting as carrier of carriers, including VoIP services, to other telecommunication concession holders; and

•	the introduction of WiFi/WiMax technology in Mexico, of which Telmex is the main provider, which could allow Telmex to capture even more of the broadband services market and more spectrum in case the regulator decides to auction available frequencies in the 3.5 GHz band without conditions.

Competition in the data and internet services market has significantly increased as our competitors, including Telmex, Avantel, S.A. (“Avantel”) and Axtel, S.A. de C.V. (“Axtel”), among others, have also faced decreasing margins from voice services and shifted their focus to data and internet services. If we are unsuccessful in our strategy of focusing on the data and internet services market in Mexico, and are unable to obtain the benefits of these higher-margin businesses, our financial results will be materially and adversely impacted and our ability to service our obligations under our senior notes will be severely impaired.

We rely on the use of the AT&T service mark to market all of our services to our customers; however, under our amended Service Mark License Agreement, before May 18, 2007, we must develop or license new marks under which we will market our services, and we may not be successful in developing a new brand name

We currently use the AT&T registered service mark to market all of our services. If we are unable to use the AT&T service mark and are not successful in developing or licensing new service marks, our ability both to attract new customers and to retain existing customers likely would be materially impaired.

Pursuant to the amendments to the Service Mark License Agreement we entered into in connection with the AT&T Acquisition, we are permitted to use the AT&T brand name until November 17, 2008 and to use the phrase AT&T Global Services for the limited purpose of providing AT&T Global Services within Mexico for the term of the AGN Agreement; provided that we meet certain conditions. During this time we have an initial 18 month period (the “Initial Transition Period”) in which we covenant to develop, acquire, position or license new service marks for our services. At the end of the Initial Transition Period, and if we are in compliance with these requirements, we have an additional 18 month period (the “Extended Transition Period”) where we have limited use of the AT&T service mark. After 24 months from the AT&T Acquisition we may only use the AT&T service mark together with our new service marks, and may only use it for reference purposes and always with the prior approval from the New AT&T. The creation of a new brand and service marks is subject to numerous risks, and we may not be successful in creating a new brand or service marks.

•	We may not be able to develop a new brand to replace the AT&T brand which could directly and adversely impact our ability to retain customers, to maintain sales and acquire new customers.

•	We may not be able to use the AT&T service mark in the Extended Transition Period if (i) we do not develop new service marks or obtain a license from a third party to use new marks in connection with the services we provide; (ii) within the Initial Transition Period, we do not make a public announcement of a new service mark.

•	The market and our customers may perceive that the change of our brand name will adversely impact the quality of our services.

We cannot predict whether we will be able to continue to use the AT&T service mark or if we will be able to successfully develop our own brand name. If we are unable to use the AT&T service mark and are unsuccessful in developing our own brand name, our financial condition would be adversely impacted.

A holder of our senior notes due 2009 commenced a legal action against us in the United States alleging, among other things, that our senior notes due 2009 have been accelerated

In September 2003, WRH Global Securities Pooled Trust, or WRH, commenced an action against us, our equity holders and the indenture trustee of the indentures governing our senior notes due 2006 and our senior notes due 2009 in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin us from consummating our exchange offers and consent solicitations. The Court denied WRH’s motions and the exchange offers and consent solicitations were consummated on November 17, 2003. Subsequently, in an oral ruling, the court granted our motion for partial summary judgment on WRH’s claim that our senior notes due 2006 and 2009 had been ipso facto accelerated and dismissed WRH’s cross-motion for partial summary judgment. In December 2003, WRH amended its complaint alleging, among other things, that it had elected to accelerate our senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, we, our equity holders and the indenture trustee of the indentures governing our senior notes due 2006 and 2009 moved to dismiss WRH’s amended complaint. On February 23, 2006 the litigation was transferred to a new judge who issued an order on March 16, 2006 suggesting the possibility to WRH to file a second amended complaint on or before April 28, 2006; if WRH so elects the defendants will be permitted to amend their prior motion to dismiss. If WRH were to succeed on its ipso facto acceleration claim, then the entire principal amount of our senior notes due 2006 and 2009 of $83.0 million would become due and payable, or if WRH were to succeed on its elective acceleration claim, then the entire principal amount of our senior notes due 2009 of $45.9 million would become due and payable; we might not have sufficient liquidity available to pay the principal and interest due on those notes or the senior notes due 2009. In addition, such acceleration might cause a cross default under our other indebtedness, including $298.1 million of the senior notes due 2010.

Our equity holders, the New AT&T and Onexa, may have differing interests

AT&T Telecom Mexico Inc., (“AT&T Mexico”), is the direct holder of the New AT&T’s equity interest in us. AT&T Mexico and Onexa currently are able to elect all of our directors and are able to exercise control over our business, policies and affairs. AT&T Mexico is able to elect four of our nine directors. The New AT&T is the second largest shareholder of Telmex, our principal competitor, which may create conflicts of interest between the New AT&T on the one hand and Onexa or us on the other. The failure of the New AT&T and Onexa to reach an agreement on how we operate our business or otherwise may delay or inhibit us from exercising our business strategy.

As a result of technological and regulatory changes, we may face additional competition in the future from new market participants, which may result in lower prices for telecommunication services, less margins, and/or a loss of market share

As a result of technological and regulatory changes, cable network operators and Voice over Internet Protocol, or VoIP, providers may enter the Mexican telecommunications market, increasing the level of competition. Several cable network providers have requested that the Secretaría de Comunicaciones y Transportes, or SCT, modify their concession titles to allow them to offer telephone services directly to the public. So far, the SCT has only passed a resolution allowing cable network operators to provide only the transport of local and long distance traffic, acting as a “Carrier of Carrier’s”, however, it is very likely that cable companies may be authorized in the near future to offer telephone services directly to the end users. Also, since the SCT has not been able to enforce regulations regarding illegal provision of VoIP services by entities without a concession title, several international VoIP providers have begun to target the Mexican telecommunications market to illegally offer telephone services through Internet. In a different matter, as a result of the World Trade Organization settlement between Mexico and the United States regarding the disputes over the U.S. telecommunication companies access to the Mexican telecom market, on August 12, 2005, Cofetel published regulations authorizing the issuance of permits for the resale of national and international long distance public switched telecommunications services, through the use of minutes obtained from concessionaires and using their infrastructure at all times.

Additionally, the SCT is considering the auctioning of the 3.6 – 3.7 GHz spectrum band, that could open the market to new concessionaries and technologies, such as WiMax, that could also compete with the services we provide.

The Mexican telecommunications market is already a highly competitive market characterized by declining prices and reduced margins, if new market participants were to enter the market, it may result in price wars as Telmex, the current market price setter with significant market power, attempts to maintain its dominant market position. If there are further declines in the price of telecommunication services in Mexico, we may be forced to match those price declines, lowering our margins, or risk losing additional market share, which would adversely affect our operating results and financial position.

We may need additional financing in order to service our indebtedness and fund operations, but such additional financing may not be available due to our substantial indebtedness

As of December 31, 2005, we had consolidated indebtedness of approximately Ps.4,160.3 million and shareholders’ equity, including a minority interest in our consolidated subsidiary, of Ps.2,357.9 million. The high level of our indebtedness has had and may continue to have important consequences. For example, it has:

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

Our ability to generate sufficient revenues to ensure our viability is partly dependent on factors beyond our control

Our ability to generate sufficient revenues depends on our ability to attract and retain customers. This in turn depends on our ability to penetrate our target markets and to maintain competitive prices. In addition, the development of our business is affected by factors which are outside of our control, including:

•	general economic conditions in Mexico, the United States and the rest of the world;

•	international long distance settlement rates;

•	the development and effects of Mexico’s telecommunications regulatory environment;

•	anti-competitive practices by our competitors;

•	the growth of the telecommunications market in Mexico;

•	the availability, quality and cost offered to customers of competing services; and

•	churn rates and customer attrition.

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

Telmex dominates the telecommunications market in Mexico and we depend on Telmex for interconnection

Telmex exerts significant influence on all aspects of the telecommunications market in Mexico, including interconnection, which we depend on to service most of our customers. Telmex is well capitalized and has substantially greater financial, technical and marketing resources, larger customer bases and more established relationships in the telecommunications industry than we do. With these advantages, and as the dominant provider of telecommunications services in Mexico, Telmex has a significant competitive advantage over us. Furthermore, although not allowed by its concessions, under the Ley Federal de Telecomunicaciones which was enacted in 1995, (the Federal Telecommunications Law), Telmex may be able to subsidize its long distance and data and internet services with revenues obtained from its local services. If Telmex were to engage in price squeezing or predatory pricing, we would be unable to competitively price our services and could experience significant loss in market share and revenues.

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

If a “Long Distance Calling Party Pays” system is implemented in Mexico, it could increase our costs and result in a loss of traffic

Comisión Federal de Telecomunicaciones, or Cofetel, has drafted a policy to implement a “Long Distance Calling Party Pays” system, which is an arrangement where mobile telephone subscribers do not pay for incoming calls, but, instead, the customer that originates a domestic or international call, either from a fixed line or mobile phone, pays the entire fee for placing the call. Even though the person receiving the call on the mobile phone does not pay to receive the call, the network from which the call originates must still compensate the terminating mobile phone network. If a “Long Distance Calling Party Pays” system is implemented in Mexico, we will need to increase our long distance rates, including international settlement rates, in order to pay the terminating network. This could result in a decline of our revenues, since some users may cease from making calls or migrate their long distance traffic from fixed to mobile networks. Also, fixed carriers may face an incremental increase in by-pass traffic since some entities may terminate mobile traffic cheaper in their mobile networks.

We experience a high proportion of unpaid bills, which lowers our cash flow

We experience difficulties collecting accounts receivable from some of our subscribers. Some of our customers switch to other carriers without paying their bills to us, and excluding our VoIP residential customers, we are unable to disconnect customers’ local service if they fail to pay for their long distance service. The inability to collect unpaid bills reduces our cash flow. In 2004, we wrote off approximately Ps.223.8 million in past-due trade receivables, of which Ps.88.0 million related to residential customers and Ps.135.8 million related to business customers. In 2005, we did not write off any amount. At December 31, 2004, our allowance for doubtful accounts was Ps.67.8 million against outstanding receivables of Ps.440.8 million. At December 31, 2005, our allowance for doubtful accounts was Ps.103.1 million against outstanding receivables of Ps.457.0 million. If the proportion of our customers who fail to pay their bills increases, our cash flows will be adversely affected.

In the past, our results have been negatively impacted by high levels of residential customer attrition

Prior to 2003, we experienced a high rate of residential customer attrition, or “churn”, which increased our cost of operations and reduced our revenue. For example, our average monthly churn rate for 2002 was 7.1%, which reflected a rate of 7.6% for our residential customers and 4.4% for our business customers. Our customer attrition may have been high because:

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

Factors relating to the Mexican regulatory environment

We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes

Throughout our existence, the operation of telecommunications systems in Mexico has been subject to laws and regulations administered by the SCT and Cofetel. However, certain important aspects of the Federal Telecommunications Law are being revised by the Mexican Congress in 2006. Matters relating to commissioners designation, convergence policies, the allocation of the spectrum, including the possibility that Cofetel would also become regulator of broadcasting (radio and TV), among others, are being considered in the proposed new federal telecommunications law. However, we cannot predict how the SCT or Cofetel will interpret and implement a new federal telecommunications law. At this time, we cannot predict whether a bill of the federal telecommunications law will be enacted or, if passed, what effect it will have on our business. This uncertainty could adversely affect our business and subject us to additional legal liability or obligations.

In addition, on January 2, 2006, Cofetel amended its operating rules. The amendment reorganizes and redistributes resources in Cofetel which could affect concession title granting, spectrum policy and international matters, among other issues. We cannot predict how these new rules could affect our business.

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

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates

Our revenues from international long distance service reflect amounts earned from our customers and our proportion of all settlement payments received from foreign carriers, as well as other international non direct-dialed calls. A portion of all settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 46.0% of our total revenues in 2003, 35.3% in 2004 and 20.6% in 2005. Settlement agreements, principally with the New AT&T, govern our payment rates to the foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and the rates foreign carriers must pay to use our facilities for interconnecting calls billed abroad, but terminating in Mexico.

Since 1997, the international settlement rates applicable to U.S.-originated international calls have been decreasing and may decrease further. Most of our traffic exchanged with foreign carriers in 2005 was traffic originated in the United States. Therefore, such reduction has adversely affected our results. Any further reduction in international settlement rates attributable to U.S.-originated international calls would result in a further decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar-denominated revenues decrease and we do not experience an offsetting increase in volume, we may be unable to meet our dollar-denominated debt and other obligations without incurring substantial exchange risk.

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

We are subject to different corporate disclosure and accounting standards than U.S. companies

As a foreign private issuer, investors may not be able to obtain as much publicly-available information about us as they would about U.S. issuers of publicly traded securities. In addition,

we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP in certain significant respects. Therefore, potential investors may not be able to easily ascertain the risks facing us as they would if we were a U.S. company. See Note 20 to our audited financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

Factors relating to Mexico

Downturns in the Mexican economy adversely affect us

The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. The Mexican economy grew at a rate of 3.9% in 1999 and 6.6% in 2000, and our revenues from domestic long distance traffic grew at a rate of 25.6% in 1999 and 9.9% in 2000. The Mexican economy contracted at a rate of 0.2% in 2001 and grew only at an annual rate of 0.8% in 2002, and our revenues from domestic long distance traffic decreased at a rate of 3.6% in 2001 and 29.7% in 2002. The Mexican economy grew at an annualized rate of 1.4% in 2003 and our revenues from domestic long distance traffic decreased at an annualized rate of 17.2% during that period. The Mexican economy grew at an annualized rate of 4.2% in 2004 and our revenues from domestic long distance traffic decreased at an annualized rate of 20.4% during that period. The Mexican economy grew at an annualized rate of 3.0% in 2005 and our revenues from domestic long distance traffic decreased at an annualized rate of 9.2% during that period. Any future downturns in the Mexican economy would further adversely affect our operating results and financial condition.

Currency devaluations may impair our ability to service our debt

Changes in the value of the Peso relative to the U.S. dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. For example, the 9.0% currency devaluation of the Peso against the U.S. dollar that occurred in 2003 generated an exchange loss of Ps.645.4 million. Similarly, the 0.3% currency devaluation of the Peso against the U.S. dollar that occurred in 2004 generated an exchange loss of Ps.3.9 million, and the 4.9% currency appreciation of the Peso against the U.S. dollar that occurred in 2005 generated an exchange gain of Ps.191.1 million. All of our indebtedness and a portion of our trade payables are denominated in U.S. dollars, while a majority of our revenues and operating expenses are denominated in Pesos.

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

A. History and development of the company

Our legal and commercial name is Alestra, S. de R.L. de C.V. We were incorporated on October 13, 1995. We are a sociedad de responsabilidad limitada de capital variable (limited liability variable capital company) organized under the laws of Mexico. Our principal executive office is located at Avenida Lázaro Cárdenas No.2321, Piso 9, Col. Residencial San Agustín, San Pedro Garza García, N.L. 66260, México and our telephone number is 011-5281-8625-2200. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, U.S.A. Puglisi & Associates’ phone number is (302) 738-6680.

We are a leading provider of competitive telecommunications services in Mexico that we market under the AT&T brand name and carry on our own network. We offer domestic and international long distance services, data and internet services and local services. We are owned 49% by AT&T Telecom Mexico, Inc., a wholly owned subsidiary of AT&T Inc. and 51% by Onexa, S.A. de C.V., a corporation owned by Alfa, S.A. de C.V. and BBVA Bancomer, S.A.

Beginning in 1997, following the deregulation of the Mexican telecommunications industry, we began the rollout and expansion of our domestic and international long distance services, and as of December 31, 2005, we had invested more than Ps.7,258.8 million in the construction of our telecommunications network. Our telecommunications network interconnects with 200 cities throughout Mexico and consists of over 5,900 km. of high-capacity fiber optic lines that connect metropolitan areas, of which over 930 km. of fiber optic lines are in metropolitan areas, and five high-capacity fiber optic lines that cross the U.S. and Mexican border.

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

Our revenues were Ps.6,004.3 million in 2003, Ps.5,030.1 million in 2004 and Ps.4,071.0 million in 2005. Under Mexican GAAP, we had a net income of Ps.992.2 million in 2003, a net loss of Ps.87.2 million in 2004 and a net income of Ps.48.2 million in 2005. Under U.S. GAAP, we had a net loss of Ps.530.9 million in 2003, a net income of Ps.317.1 million in 2004 and a net income of Ps.426.8 million in 2005.

Capital expenditures

During the past three years, we have concentrated our investments in last-mile access for new customers and new services. Our capital expenditures for 2003, 2004 and 2005 amounted

Ps.299 million, Ps.434 million and Ps.341 million respectively. In January and February of 2006 we have invested $ 6.5 million, also primarily to provide “last mile” access. We do not expect that any single capital expenditure in 2006 will have a material impact on our operations or financial results.

We believe that our cash flow from our operations is sufficient to fund our capital expenditures and the servicing of our short term debt in 2006.

For a discussion of our capital expenditures, see Item 5. “Operating and Financial Review and Prospects— Liquidity and capital resources.”

B. Business overview

Summary of Material Licenses

Service mark and other fees

AT&T is a service mark registered with the U.S. Patent and Trademark Office and is owned by AT&T Corp. We use the AT&T service mark to identify and promote our long distance telephone service pursuant to a license agreement with AT&T Corp. Licensing fees are determined based upon the greater of a minimum fee or a dollar amount determined in relation to our profitability.

On November 30, 2005, following the AT&T Acquisition, the New AT&T and us extended the term of the license agreement until November 17, 2008 subject to us achieving certain milestones. If, during the 18 month period, following the AT&T Acquisition, we either develop new marks or obtain a license from a third party to use new marks, then we may continue to use the AT&T brand name for an additional 18 months. After 24 months from the consummation of the AT&T Acquisition, we may use the AT&T service mark only together with our new service marks, and may use it for reference purposes only and always with the prior approval of the New AT&T. Under the amended agreement, we now have the flexibility and freedom to develop new marks for our domestic services. AT&T Corp. has agreed to waive any royalty fee payments under the license agreement during such period, including the 2005 royalty payment if we invest the funds in marketing and developing our own brand during the Initial Transition Period. In connection with the provision of AT&T Global Network services (“AGN Services”), we are allowed a limited use of the phrase “AT&T Global Services” on a nonexclusive basis until June 2010. The license agreement contains provisions allowing AT&T Corp. to terminate the license agreement in its sole discretion upon certain changes in our ownership, if we fail to abide by certain quality control standards, or if we misuse the AT&T brand and in certain other circumstances. See “Risk Factors – We rely on the use of the AT&T service mark to market all of our services to our customers; however, under our amended Service Mark License Agreement, before May 18, 2007, we must develop or license new marks under which we will market our services, and we may not be successful in developing a new brand name.”

This year we expect to launch the use of the commercial brand name “Alestra” in a corporate and business communications campaign. The purpose of this campaign is to generate revenue for our business units and to make the Alestra name synonymous with the AT&T brand. The campaign which will consist of mass media advertising activities (including TV, billboards, magazines, radio, etc.) was designed with the goal of allowing a swift transition from the AT&T to the Alestra brands by the end of November 2007.

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

As part of our service to our domestic and international long distance customers, we offer advanced voice services. Our advanced voice services are comprised of the following:

•	Operator services, home country direct services, calling card services and 800 services. We offer a full range of bilingual operator assistance, direct connections between customers abroad and Mexico, calling cards services and toll free services.

•	Virtual network services. To our business customers, we offer the AT&T Aria VNS Red Privada Virtual, or AT&T Aria VNS, a virtual network system that permits the configuration of tailored, private corporate voice networks. This service provides most of the advantages of a private network (i.e. call screening, overflows, flexible routing, authorization codes and private dialing plans) without the corresponding maintenance and operation costs.

•	Global virtual network services. This service is an extension of AT&T Aria VNS domestic service which offers the possibility of interconnecting virtual private networks for multinational or large national clients in Mexico or the United States with affiliates in Mexico or the United States.

Data and internet services

Our recent growth has come from our data and internet services segment in which we have been able to offer leading technology services. Our primary data and internet services are comprised of the following:

•	Internet access and transport. We serve as an internet service provider and offer dial-up internet access to our business and residential customers, leveraging our brand and network infrastructure, and complementing our service platform. We also provide dedicated internet access to our business customers. The service includes connectivity, e-mail, web-hosting and a domain name server. In addition, we offer transport services and internet dial-up ports wholesale to internet service providers requiring connectivity to the internet in Mexico and worldwide.

•	AT&T Dedicated Internet. This service provides the most reliable, strong and clear access to AT&T’s Worldwide Intelligent Network, one of the largest and most powerful of the world. Directed mainly to corporate customers, specially large and medium companies from all sectors in the country, this service is a very useful tool for multinational companies, universities and Internet service providers in Mexico that count with an inside network and requires a dedicated connection to Internet 24 hours a day, 365 days a year.

•	AT&T Internet HC (High Capacity). AT&T Internet HC offers bandwidth from E3 (34 Mbps), T3 (45 Mbps) until STM-1 (155 Mbps) in the main cities of the country, through the following solutions:

•	On demand. The customer obtains an exclusive access circuit for his Internet service, this can be used at its maximum capacity during any moment, paying only the real usage. This service is recommended to ISPs, ASPs, data centers and/or organizations with high Internet use and with a variable traffic per month.

•	Fractional. The customers select a bandwidth with increments of defined Mbps until the total capacity of the contract circuit. The increments are managed by the customer, this lets him to plan his monthly budget with a fixed charge. This solution is recommended to business, financial organizations and educational institutes with stable monthly Internet traffic that occasionally requires of increments.

•	Plain. This solution has a fixed charge which is more convenient than the charge that applies in the highest bandwidth of the charge per usage or fractional solutions.

•	AT&T Dial-Up Internet. This service provides reliable, fast and clear access through the New AT&T’s Worldwide Intelligent Network. Its capacity in electronic mail can include up to 10 or 50 mail accounts for business clients. It offers direct access through a local phone call in 58 Mexican cities and in more than 1,300 cities worldwide.

•	AT&T Virtual ISP. AT&T Virtual ISP is a value added service oriented to ISPs that want to provide dial up services with its own brand but without major investments. This service has two solutions:

•	Accounts Wholesale. This solution offers dialup accounts through a virtual management platform.

•	Ports Wholesale.This solution offers the infrastructure necessary to provide dialup access.

•	AT&T’s Web Hosting. AT&T’s Web Hosting services, responds to each company’s specific needs of storage capacity, continual monitoring, security applications and quality demanded by today’s e-commerce operations. It is managed by the Internet Data Center (advanced network infrastructure, hardware and software center) and experienced personnel. AT&T’s Web Hosting services, provide three hosting modes to answer all kinds of business needs:

•	Shared. Offers a server with multiple users, which can go from small to mid-sized businesses that require appropriate equipment, applications, knowledgeable, capable and experienced staff.

•	Dedicated. Offers exclusive servers for each client. This model is a useful option mostly for corporate portals.

•	Collocation. Offers network infrastructure, systems, security and personnel at reduced costs. This model is recommended for big corporations with its own equipment.

•	Direct access. We offer businesses the opportunity to have a dedicated access line from the customer’s premises to our network, without requiring the use of Telmex’s local network. We provide this connection, depending on the customer’s needs and revenue potential, through either a wireless connection or a fiber-optic connection built out to the customer’s premises.

•	Domestic and North American High Capacity Digital Private Lines (E3/T3 to STM1). This service allows customers to set up high speed dedicated circuits between two or more of the customer’s offices in Mexico or between two or more of the customer’s offices in Mexico and the U.S. to satisfy their communication and transmission needs for large volumes of data. Customers may also choose Domestic and North American Low Capacity Digital Private Lines (64 kbps to 2,048 kbps) for smaller data volumes. North American services may be contracted under a bilateral or a Full Channel scheme which allows the customer to manage a single point of contact for ordering, provisioning, billing and fault management.

•	Switched digital services. For some business applications where private line services might not be cost effective or appropriate, we offer switched digital circuits on demand to customers who require digital links, variable bandwidth and multiple endpoint connectivity at increments of 56/64 Kbps channels (Ix64). This service is suitable for videoconferencing, document, video and audio distribution, voice/data/video integration, distance learning and telemedicine, remote access to corporate resources, bulk data transfer, peak period overflow and dial back-up.

•	AT&T frame relay. Frame relay is an information transportation service based on packet switching technology, which has been designed to increase the efficiency of data transportation between remote localities needing to exchange large amounts of information at high transmission speeds and to optimize the bandwidth used. Frame relay also provides transparency to any application, low latency and mesh connectivity. The service is available to establish domestic and international circuits under a bilateral or End-to-End scheme jointly with the New AT&T. Through our AT&T frame relay anywhere, users can access their corporate data network from remote sites through a telephone connection using the Alestra Frame Relay network. Our other frame relay based technology services are AT&T End to End Frame Relay Service Interworking (SIW) and AT&T End to End Internet Protocol enabled Frame Relay. Each of those services allows our customers to consider the New AT&T the single point of contact for ordering, provisioning, billing and fault management.

•

AT&T End to End ATM (Asynchronous Transfer Mode or ATM). ATM is a high performance technology that allows the transmission of various types of applications, such as voice, data and video, using the same means of transmission. Alestra offers different Classes of Service (CoS) for those applications, allowing the customers utilize a common network platform to satisfy all their telecommunication needs, and assign a different priority to each type of traffic or application. This service is also available under an End to

End commercial scheme (mainly for Multinational Segment) that provides a single point of contact for ordering, provisioning, billing and fault management. (This offer has not been available for new International Customer; the acquisition strategy is on the IP Services like EVPN)

•	Global switched digital service. This service enables customers to originate and receive switched data calls. It also offers a wide array of business applications, such as linking a business network with other networks for video, voice and data transmissions, remote WAN/LAN computer networks, back-up lines during peak hours, digital fax and high fidelity audio for radio broadcasting.

•	AT&T VPN (Virtual Private Network or VPN) Services. Provides reliable and secure IP connectivity in a public carrier class network with the same performance and security policies as found in the more expensive customer owned private networks, giving the customers the possibility to access their Network in several different ways depending on their individual needs:

•	AT&T Dedicated VPN. Dedicated VPN Service, allows the customers to communicate with their distant offices in a highly secure and fully interconnected network among all customer sites. This may include links to providers, distributors and internal customers offices (Extranet), integrating data and voice or video applications.

•	AT&T VPN Remote Access. This solution provides mobile users and remote offices to get connectivity to their corporate VPN using a dial up (modem) access.

•	AT&T VPN in IDC (Internet Data Center). This model allows the integration of a company’s VPN with any of the alternative applications, content and data bases hosted in the New AT&T’s IDC.

•	AT&T IPSEC. This solution provides global coverage for remote offices and mobile users because AT&T IPSEC uses the Internet to communicate them to their corporate VPN. Using the IETF (Internet Engineering Task Force) IPSec standards, the information is encrypted all the way trough the Internet, providing security and confidentiality.

•	AT&T Managed Router Service (MRS). MRS provides a complete solution, from network design, implementation and installation to ongoing network management.

•	AT&T MRS with Customer Managed Router. Oriented to businesses that supply their own CPE.

•	AT&T MRS with Managed Router. Oriented to businesses that would like Alestra to supply and manage the Customer Premises Equipment (CPE), equipment which is installed by us in our customer offices.

•	AT&T Managed Internet Service (MIS). It is a dedicated Internet access solution that is managed “end-to-end” by Alestra. There are two service types:

•	AT&T MIS with Customer Managed Router. Oriented to businesses that supply their own CPE.

•	AT&T MIS with Managed Router. Oriented to businesses that would like Alestra to supply and manage the CPE.

•	AT&T Managed Firewall Service – Network Based (MFS-NB). AT&T MFS-NB provides enhanced security outbound only Internet access for multi-site AT&T Frame Relay Service customers.

•	AT&T Managed Firewall Service – Router Based (MFS-RB). AT&T MFS-RB helps protect network perimeters against outside attack through the use of Cisco IOS Firewall Feature Set.

•	AT&T Managed Firewall Service – Server Based (MFS-SB). AT&T MFS-SB is a fully managed, firewall solution including all hardware and software components, configuration, installation, day to day management and maintenance and most importantly, expert customer support and proactive network monitoring.

•	AT&T Managed VPN Tunneling Service (MVPNT). MVPNT is a fully managed IP connectivity solution with powerful features designed to provide security at the data layer for users of IP networks, particularly the public Internet.

•	AT&T Global Services. To comply with all the global or international requirements we are part of the AT&T Global Network (AGN). This gives us an active role in serving all Multinational Accounts requirements in Mexico by providing Enhanced Virtual Private Network (EVPN) and International Packet Service (IPS) to them. A full set of capabilities are provided through this Global Network assuring the market that they will experience the same quality and experience of service around the globe.

Voice over Internet Protocol, or VoIP, service

On February 22, 2005, we launched the MasterNet service. This service, based on VoIP technology, enables customers to make unlimited local phone calls and international phone calls at the same time they are using a broadband internet service. The VoIP service uses the internet as a transmission device to realize telephone calls, and using the IP protocol through data packets, enables a connection to the public telephone network.

Local services

We began providing local services in the first quarter of 2001. Local service revenues consist of charges to customers for local services, and our revenues depend on the number of subscribers for our local services and the rates we charge our subscribers.

AT&T Local Service offers to the enterprise market, a direct connection to the public switched telephone network (PSTN), enabling local, cellular, long distance or operator assisted calls. AT&T Local Service offers several alternatives depending on the customer’s needs:

New service - Smart iPhone (EOY 05): New voice service for local & long distance calls with PBX facilities based over IP Telephony. The special benefits of this service includes: bringing all sites together in one voice system by just dialing 4-digits, reducing long distance and local bills among branches, the ability to use any line (fax or mobil) as a remote office and incorporating web portal access to modify different on-line functionalities, with this service our customers will keep in touch with their customers from any place at any time with high-end technology from a risk free investment. In November 2005 for small and medium enterprises (SME) over three main cities: Mexico City, Monterrey and Guadalajara.

AT&T Enlace Digital: This commercial program, offers digital trunks to connect our customer switchboard directly to the New AT&T network, thereby enabling local, cellular, long distance or operator assisted calls. There are two types of signals that AT&T Enlace Digital supports: CAS-R2 and ISDN PRI. This service can be offered through digital radio waves or fiber optic lines.

AT&T Enlace Digital’s principal features are:

•	switched digital trunk lines,

•	direct dialing numbers,

•	group numbers,

•	caller identification by trunk group, and

•	customized invoicing.

AT&T Enlace Digital’s benefits are:

•	consolidated invoices including local, long distance, 800 free-phone numbers, calling cards and operator assisted calls,

•	flexible digital trunk configuration according to the customer’s needs,

•	faster decision-making processes with the help of SMART TM (software for monitoring and managing calls), which allows the customer to analyze its call traffic and detail it by number of contracted lines, by week, by month, by destination or by origin,

•	efficient monitoring of the customer’s local telephone services,

•	customer platform growth according to each customer’s needs through an E1 for voice and data services through one point of access, and

•	professional and specialized service for the customer through our Business Customer Service Center.

Currently our AT&T Enlace Digital service is offered in 15 cities throughout Mexico: México City, Monterrey, Guadalajara, Aguascalientes, Cd. Juárez, León, Puebla, Querétaro, San Luis Potosí, Saltillo, Toluca, Torreón, Tijuana, Nuevo Laredo and Matamoros. Reynosa (16th city on coverage) will available on April 2006. Our management expects that our local service will continue to grow based on increased business customer demand.

AT&T Línea Empresarial: This commercial program provides local, long distance, cellular, 800 numbers and operator calls, using Plain Old Telephone Services (POTS) lines. The telephone service is provided by a new wireless technology that offers the customer the chance to integrate data, voice and internet solutions on one platform. We offer this commercial plan in México City, Monterrey and Guadalajara. An additional three cities are being added to the coverage: Toluca, Saltillo and Reynosa.

AT&T Línea Empresarial’s principal features are:

•	POTS lines,

•	direct dialing numbers,

•	caller identification by line, and

•	customized invoicing.

AT&T Línea Empresarial’s benefits are:

•	consolidated invoices for long distance, local and internet services,

•	conference calling, call waiting and caller ID,

•	no local charge for long distance and 800 calls,

•	a platform to integrate voice, data and internet according to the customer’s growing communications needs, and

•	specialized attention from an account executive, our business customer care center and technical personnel.

AT&T Enlace Total Multiservicio commercial program provides local, long distance, cellular, 800 number, operator assistance calls and dedicated internet in a complete bundle offer using IP technology trough a common dedicated IP access. We offer this commercial plan in 15 cities and Reynosa will be the added on April of 2006.

AT&T Enlace Total Multiservicio’s principal features are:

•	bundled offer including POTS lines and dedicated internet access,

•	multi-service access,

•	caller identification by line, and

•	customized invoicing.

AT&T Enlace Total Multiservicio’s main benefits are:

•	a fixed price according to capacity and number of POTS lines,

•	no local connection charge for long distance and 800 numbers, and

•	specialized technical attention from our business customer care center.

Information Security

We have created an Information Security Area with the goal of protecting our network and clients from growing Information Technology threats and complying with new local regulations related to Information Security.

This area has developed several processes that implement in each Alestra service information Security Controls to protect the integrity, confidentiality and availability of those services.

We started a project in November 2005 in order to obtain the standard ISO27001 on Information Security, and we expect to obtain the certification by the second quarter of 2007.

Pricing and promotions

Our pricing for voice and data services offered to business and residential segments varies depending on customer needs. Our business pricing strategy is based on voice, data and internet bundled offers, mainly represented by the AT&T Enlace Total family. The main commercial programs for voice are AT&T Plus, AT&T Corplan, AT&T Clase Total, AT&T Integra and AT&T Enlace Total. The commercial programs are tailored to offer value added business solutions through telecommunications integrated services according to the customers’ needs. For the residential segment, the five basic plans are AT&T Contigo, AT&T Fácil, AT&T Consentidos, AT&T Destinos, and AT&T Con Tu Negocio. All of our plans are tailored to the customers’ calling patterns, and are designed to capture and retain long distance customers. We believe that our prices are competitive with, and our promotions similar to those of our major competitors, Telmex and Avantel. We generally price our long distance services slightly below Telmex’s prices and we are highly competitive with Avantel.

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

Business Customers. We have national market coverage through our presence in different cities: 200 for long distance service, 50 for VPN, 26 for Data/Internet and 15 for Local Service. We have nearly 400 sales, marketing and e-business professionals dedicated to identifying, attracting and retaining business customers. We also have a Value Added Reseller (VAR) program that incorporates more than 200 agents with more than 950 account executives, extending our presence to 80 cities. In addition to basic services, we offer to business customers a variety of advanced voice and data services to increase revenues per customer and reduce customer churn. We also deliver customized bundled offers, including the key services and value-added features such as fraud control and reports-on-demand. We mainly target four groups of business customers:

•	Multinational Corporations and Maquiladoras. We benefit from the New AT&T’s extensive relationships with multinational corporations, many of whom operate maquiladora facilities near the U.S.-Mexico border. Our account executives manage these important relationships with multinational corporations in conjunction with the New AT&T global and national account managers, both pre-and post-sale, by offering a seamless international product portfolio.

•	Large and Affiliate Mexican Corporations. We characterize large corporations as our top 500 national accounts. Affiliates include corporations such as Alfa, BBVA Bancomer and their subsidiaries and related entities, with whom we or our shareholders are or have been affiliated. We actively market to these entities and have been successful in attracting these companies as customers.

•	Small and Medium-Sized Businesses. Small and medium-sized businesses include those that generate monthly billings of between Ps.2,500 and Ps.100,000. Small and medium-sized

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

Advertising and Public Relations. We believe that effective advertising stimulates demand for our services. We advertise using television, billboards, radio, Internet, newspapers and specialized business periodicals as well as direct marketing campaigns. In addition, in the past we have also sponsored sports events and teams, educational programs and cultural activities. We believe that building credibility –as an ignition element for any communication, before demand stimulation– is essential to ensure a solid brand reputation and the trust necessary to place our services in the Mexican market. In this sense, our public relations efforts create an informed opinion among third parties (journalists, leaders of public opinion, government officials, business partners, the financial community, consumers, etc.) in order to multiply messages regarding the promotion of advanced telecommunications solutions and consultancy aimed at sales activities. In the current year we have developed a new communications campaign which will be signed by both Alestra and the New AT&T brands. The campaign aims to position the brands as the World Class Telecommunications Services Company before target markets in the multinational companies and for large, medium and small enterprises and heavy users of the consumer segments.

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

Telemarketing. For the residential segment, we use a focused telemarketing effort. Our telemarketing representatives call high-usage residential accounts based on information in our database and other sources. Our customer representatives emphasize the AT&T brand name, the quality of our customer service and our network, as well as any promotions that we are offering at that time. Currently, we rely on in-house telemarketing efforts and employ in-house telemarketing representatives and contract with third parties for the services of additional telemarketing representatives for special campaigns. These representatives make outgoing telemarketing calls, which are in addition to inbound customer inquiries handled by our customer care representatives.

Customer service

We have been able to distinguish ourselves from our main competitors, Telmex and Avantel, by offering superior customer service. We conduct a survey of our Mexican customers in different market segments on a periodic basis. The survey has consistently indicated that our services are perceived as having higher value than those of our competitors. Our last survey was made in November 2005. By achieving a level of customer service superior to that of our competitors, we believe that we are able to attract new customers and achieve lower rates of customer attrition. We have two main customer service centers, one for business customers and the other for residential customers, which are designed to provide service and support for each one of the segments. We also have an operator service center to provide call processing assistance and two help desk service centers to provide technical support, one for Internet and the other for e-services (web hosting). All of our centers operate 24 hours a day, 365 days a year.

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

Customer activation, billing and collection policies

Activation. At the time a salesperson receives an order for service, the information provided by the prospective customer is checked against our internal customer database and a third-party database to which all carriers provide information operated by Soluciones Pearson, S.A. de C.V. We ascertain whether a prospective customer has amounts due over 30 days and over Ps.150, or whether the customer has any amount 60 days overdue to the customer’s existing long distance carrier. If the customer has a past due balance with another long distance carrier, activation is denied. If the customer’s credit history is acceptable, a representative from Soluciones Pearson, S.A. de C.V., a third-party verification entity, is connected into the call to verify the customer’s order. We believe that this system of third-party verification, which was implemented in February 1998, has significantly reduced slamming practices in Mexico and reduced churn caused by payment failure.

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

Collection. Bills for residential customers may be paid in cash at one of 6,925 bank branches, or one of more than 6,744 supermarkets, convenience stores, and public telegraph offices. We give customers the option to charge the invoice balance to credit card or checking accounts. Bills for business customers may be paid in cash at banks or with electronic funds transfer. There is no seasonality in our collection.

Our collection efforts include personal calls to the customer, voice messages, past due electronic or physical mailed notices and door-to-door collection, depending on the past due amount showed and the length of time that the account is overdue.

Additional efforts according to certain criteria include partial or complete restriction of the service, external collection agency assignment and legal proceedings.

Sales and revenue by category of activity and geographical markets

See Item 5. “Operating and Financial Review and Prospects-Operating results”.

Competition

To date, the SCT has granted concessions to approximately 33 long distance telecommunications companies. Currently, approximately sixteen long distance concessionaires are offering commercial long distance service in Mexico.

The competition is likely to increase throughout the telecommunications market over the next few years as the Mexican telecommunications market continues to be liberalized and new technologies are integrated. As a result of competition, Cofetel statistics indicate the average revenue per minute for domestic long distance has declined in real terms by approximately 78% from December 1996 to December 2005.

In the consumer market, customer churn has resulted in the loss of future revenues from customers whose service is disconnected. Because of churn, we are often unable to recoup the costs we incurred in acquiring the customer, typically switching costs, commissions and costs incurred in connection with independent third-party verification. The establishment of a third party verification service, as well our new focus on high-usage customers, has contributed to a decrease in our churn rate from 18.8% on average per month in the beginning of 1998, to approximately 4.2% per month in 2005. As a result of churn, we have experienced a net loss of lines from the number of lines we originally obtained during pre-subscription.

In local competition, some cable operators based on their customer base of Internet services acquired during the last ten years, intend to enter into local service. Therefore in the last two years, cable operators have requested authorization to provide local telephone service, but SCT has not yet granted them the authorization. In 2004, Cofetel issued a regulation of “Carrier of Carrier’s” that limits cable companies to providing last-mile access to local concessionaries; however local service must be provided and billed by the local concessionaries. Cable operators continue lobbying to obtain local service concessions.

Our main competitors include Telmex, Avantel, Telefónica and Axtel. The following paragraphs contain information of our main competitors obtained from Pyramid Research: Communications Market 2006, each company’s web site and our own estimates:

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

Telmex is the biggest competitor in the Mexican industry. It has participated in all fixed telecom services, with a substantial market share in each of them. Telmex has leveraged into their nationwide coverage, the broad last-mile access network, where Telmex has retained total control. In 2005, according to Pyramid Research, Telmex’s share was approximately 96% in the local lines market and approximately 73% in the long distance market in minutes.

Telmex’s dial-up internet services reached 1.20 million accounts, however in the last year the accounts declined to 1.08 million while broadband grew from 0.56 to 1.03 million subscribers. In 2000, Telmex made an alliance with Microsoft Corporation with the launching T1MSN portal and change of brand to Prodigy. This alliance allowed Telmex to compete with established portals like Terra, Yahoo! and Esmas.com. In 2005, according to Pyramid Research Telmex’s market share in the Mexican dial-up internet business was approximately 65% and 70% in broadband based on subscribers.

In the data services market, Telmex has leveraged its local coverage to become the market leader in private lines and frame relay services. Pyramid estimates that Telmex data market share is 68% in terms of revenues.

Currently, Telmex continues extending its broadband service to the Small and Medium Enterprises, or SMEs, market through bundle offers with traditional voice services.

Avantel

Avantel S.A., which is also a competitive provider of telecommunication services in Mexico, started operations in 1996 through a joint venture between MCI International Telecommunications Corp. 45% of shares (Acquired by Verizon) and Promotora Banamex de Sistemas de Teleinformática y Telecomunicaciones S.A. de C.V. with the remaining 55%. In 1999, Worldcom acquired MCI and joined the Avantel joint venture. In 2001, Citigroup acquired Promotora Banamex de Sistemas de Teleinformática y Telecomunicaciones S.A. de C.V. and all of its subsidiaries, and is reported to have subsequently divested almost all of its interest in Avantel.

Avantel’s long distance backbone reaches 59 cities, and has approximately 5,000 miles of fiber optic installed. Avantel uses Nortel Networks Inc. and Cisco System Inc. technologies.

According to Pyramid Research, in 2005, in the long distance market, Avantel obtained 12% of the domestic long distance market share in traffic. Avantel’s service portfolio includes domestic long distance, international long distance, 800 services, local, VoIP, Data services and Internet services. Avantel began providing local service in January 2001 in Mexico City, Monterrey and Guadalajara. Avantel has a nationwide concession for local service and currently offers its service in 24 cities.

Avantel’s data and internet services portfolio include frame relay and private lines which account for 14% of the market share according to Pyramid Research. Internet services include: dial-up, virtual private network and web-hosting services.

Telefónica

Telefónica, following its expansion strategy in Latin America, has acquired several telecommunications service providers in Mexico. In 1999 Telefónica acquired Infosel, a part of Terra Lycos, and adopted the Terra brand name for its internet and information services. Terra had 128,000 Internet dial-up accounts in 2002, but its business declined to approximately 75,000 accounts as of June 30, 2004 according to Telefonica’s reports, and it exited the dial-up business at the end of 2004 by entering into an alliance with us in which its dial-up customers were absorbed. Terra has reduced its operations drastically and began focusing on content services, e-commerce, and internet advertising business through the Terra portal.

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

In 2005, Telefónica Móviles México, a subsidiary of Telefónica, focused strongly on mobile telephone services and deployed aggressive commercial strategy against Telcel. By the end of the third quarter of 2005, Telefónica Móviles México’s coverage of mobile telephone service in 189 cities reached approximately 6.1 million active customers, according to their public reports.

Axtel

Axtel, S.A. de C.V. is a fixed wireless company founded in 1994. Its shareholders are Telinor Telefonia, S. de R.L. de C.V. (59.5%), AIG-GE Capital Latin American Infrastructure Fund L.P. (15.7%), The Blackstone Group (14.1%) and a group of financial and technological investors (10.7%) (including Tapazeca sprl, New Hampshire Insurance Company, and Nortel Networks).

In December of 2005, Axtel launched its IPO and sell 15% of the shares to the market and obtain $320 Million USD according with Axtel’s press releases.

Axtel has several nationwide wireless spectrums: 60 MHz at 10.5 GHz for point-to- multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access, the last one being the most used for its current local service. Its network includes 14 cities with local service.

Axtel competes with us mainly in the local market, where it had approximately a 3% of local lines market share in 2005, according to Pyramid Research.

Our other competitors in voice and data markets are Bestel S.A. de C.V., Telereunion, S.A. de C.V., Marcatel, S.A. de C.V., Operadora Protel, S.A. de C.V., Iusacell, S.A. de C.V. and Maxcom Telecomunicaciones, S.A. de C.V.

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

The SCT and the Mexican Congress unsuccessfully attempted during 2003, 2004 and 2005 to reach consensus with the industry in order to pass a new communications bill. However, it is possible that a new federal telecommunications bill, issued by main TV broadcasters and approved by the House of Representatives in December 2005, will be approved by senators in the Mexican Congress this year, depending on the political environment. The new bill considers to replace immediately all the current commissioners, allows TV broadcasters to offer telecommunications services, to specify and increase Cofetel’s faculties in order to regulate broadcasting and telecom services. The bill may eliminate for a while the opportunity for a substantive telecommunications reform.

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

On August 12, 2005, Cofetel published regulations authorizing the issuance of permits for the resale of national and international long distance public switched telecommunications services through the use of capacity of concessionaires.

In addition, on January the 2nd, 2006, Cofetel has amended its operating rules. The amendment reorganizes and redistributes resources in Cofetel which could affect concession title granting, spectrum policy and international matters, among other issues. We cannot predict how those new rules could affect our business.

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

Local service

On October 15, 1999, we filed a petition with the SCT requesting an amendment to our telecommunications public network concession in order to obtain authorization to provide local service in the local service areas that constitute the urban zones of the cities of Mexico City, Monterrey and Guadalajara. The authorization was granted on May 30, 2000. Immediately after the amendment was granted, we began negotiations with Telmex for a local-to-local interconnection agreement. The negotiations were finished and the agreement was signed on December 22, 2000. We began providing local service on December 29, 2000. As part of the concession we were excepted to allow preselected access to long distance carriers for the next five years beginning from the day in which Alestra began to provide local service in a local service area.

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

During the first semester of 2006, Alestra’s exception to allow preselected access to long distance carriers will be ended. On January 5, 2006, Alestra requested Cofetel to extend such exception for three more years.

In spite of the fact that competitive local carriers -whose exceptions have come to an end- are not providing equal access to long distance carriers, we can not assure that Cofetel will grant us the pertinent authorization. If Alestra lost its referred exception, our local service clients would be more exposed to our competitors, and the chances of losing them would increase.

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

Telmex’s tariffs for domestic long distance declined in real terms more than 70% from December 1996 to June 2005, because either Telmex did not increase its prices to account for inflation or the price decreased due to competitive forces. We believe that the Mexican telecommunications market will continue to experience tariff pressure.

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

Every year we and Telmex begin negotiations of the terms and conditions, including rates, applicable for the next year. If we are not able to enter into an agreement, the Federal Telecommunications Law provides that in 60 days Cofetel will resolve any interconnection disagreement between concessionaires. The interconnection agreements provide, however, that the terms and conditions of the agreements will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively. During the last quarter of 2004, we reached a new agreement with Telmex for 2004 and 2005. We are currently negotiating with Telmex in order to reach an agreement on the interconnection rates and some other regulatory and commercial issues for 2006 and 2007. In the event of not reaching any agreement, we believe that the current cost scheme of our operation will not be threatened.

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

We are entitled to receive net settlement payments from the New AT&T, the carrier in the U.S. with whom we interconnect, pursuant to a duly registered interconnection agreement. This agreement, and agreements we have entered into with other carriers, including Teleglobe Canada Inc., Telefónica de España, S.A.U. and British Telecommunications, Plc., are similar to those agreements other Mexican long distance carriers have with corresponding foreign carriers. These agreements govern the payment rates between Mexican carriers and foreign carriers for the exchange of international call traffic billed in Mexico, and between foreign carriers and Mexican carriers for the exchange of international call traffic in calls billed abroad.

Pursuant to Cofetel regulations, the only legal way to transport public, internationally switched long distance minutes into Mexico is through long distance concession holders via international ports. Because international settlement rates to terminate traffic in Mexico are generally higher than rates for terminating domestic Mexican long distance traffic, a portion of the long distance market between Mexico and the U.S. is served by entities that bypass the international ports, a practice deemed illegal by Cofetel. These entities terminate those calls as domestic or local calls, by using different technologies, such as the Internet, thus avoiding the payment of settlement charges.

Off-net charges (Long Distance-to-Long Distance Interconnection)

We pay Telmex a per-minute charge to terminate calls on its network in cities outside of those 200 cities from which we currently originate traffic. These traffic minutes represented about 9.0% of our total minutes of traffic for 2005.

Our contract with Telmex for off-net services, “Plan Lada Operadores”, expired on December 30, 1999. However, we and Telmex continue to operate this traffic under the terms and conditions of the settlement agreement among, Telmex, Telnor, Avantel and us signed on December 29, 2000. For the period from January 1, 2000, to December 31, 2003, our off-net charges were the lower of 75% of Telmex’s lowest rate made available by Telmex in the market for domestic long distance service to its final users or 75% of the lowest rate applied by Telmex to the termination market for the international long distance switched public traffic service in Mexican national territory. In November 2004, during our negotiations to establish the terms and conditions for the interconnection rate and other issues for the year 2004 and 2005, we agreed with Telmex to set off-net charges equal to the lowest of Ps0.75 per minute and any rate available by Telmex for domestic long distance service to any telecommunications public network concessionaire or any rate available by Telmex to US carriers for traffic originated outside Mexico and terminated in Mexican national territory. We are currently negotiating with Telmex in order to establish the terms and conditions for the interconnection rate and other issues for the year 2006 and 2007.

Mobile interconnection rates

On March, 10, 2005, Alestra filed before Cofetel an interconnection disagreement with Radio Móvil Dipsa, S.A. de C.V. (“Telcel”), in order to obtain a reduction in the mobile interconnection rate that is charged for calls originating in fixed networks and terminating in mobile networks, under the Local Calling Party Pays System. It is due to a tariff distortion derived by the existence of lower service mobile tariffs than interconnection rates. In addition, we require Cofetel to oblige Telcel, as part of the disagreement, to charge the interconnection rate by seconds, in place of by minutes, and to give information about the interconnection points between Telmex and Telcel.

It is expected that Cofetel resolves the disagreement dispute this year although an agreement with Telcel could be reached before.

Third party verification

During 1997, the Mexican long distance telecommunications market experienced rates of churn significantly higher than those experienced in the United States and similar markets. In response to complaints by the Mexican long distance carriers that a significant portion of this churn rate was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge, Cofetel provided for a third-party verification system, similar to that used in the United States and other countries. Since February 6, 1998, every carrier began to submit to the third-party independent verification company Soluciones Pearson, S.A. de C.V. the name and number of each customer acquired. Pearson then independently called each customer to verify that the customer had voluntarily chosen the carrier who had submitted such customer’s name. Since February 1999, a representative of Pearson is now patched into the call while a customer is signing up for new service. As a result of this and other measures, the churn rate has dropped substantially from an average of 18.8% per month in the beginning of 1998, to an average of 2.5% per month in 2003, 2.7% per month for 2004 and 4.2% per month for 2005.

Value-added taxation of telephone services

Billings for telephone services are subject to value-added tax of 15.0% throughout Mexico, except billings for telecommunication services in cities that border the United States or cities located within certain states or municipalities which are subject to value-added tax of 10.0%. We include this charge on all Mexican bills and we are obligated to remit this amount monthly to the relevant taxing authority.

C. Organizational structure

We are owned 49% by the New AT&T and 51% by Onexa. Onexa is owned by Alfa and BBVA Bancomer. The New AT&T holds its equity in us through its subsidiary AT&T Telecom Mexico.

Alfa is one of Mexico’s largest conglomerates. It comprises four groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, processed food, auto parts and telecommunications. As of December 31, 2005, Alfa’s total assets amounted to Ps.63.3 billion, with annual sales of Ps.69.3 billion and operating income of Ps.6.6 billion.

The New AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. On January 31, 2005, AT&T Corp. and SBC announced that their boards had approved a deal under which SBC would acquire AT&T Corp., and on November 17, 2005, SBC completed its acquisition of AT&T Corp. See “Item 3. Key Information – D. Risk Factors – Factors Relating to us – The AT&T Acquisition could have a material adverse effect on our operations and our financial results”.

Grupo Financiero BBVA Bancomer (BBVA Bancomer or “the Group”) is the leading private financial institution in Mexico with 31,199 employees and is the largest in Latin America in terms of deposits and customer base, with total assets of 572,951 million pesos as of December 31, 2005. The Group’s main subsidiary is Bancomer, a leading banking institution with 1,718 branches operating under a universal banking concept, offering products and services to more than 12.2 million clients through a business model of distribution networks segmented by groups of customers. Additionally, the Group has diversified income sources with non-banking subsidiaries involved in mutual funds, annuities, pension funds, insurance, brokerage, money remittances and asset management. In June 2002, BBVA Bancomer became an affiliate holding company of Banco Bilbao Vizcaya Argentaria (BBVA), a leading financial group in Spain, which has 94,681 employees catering to 33 million clients in 37 countries, mainly in Europe and Latin America, through a network of 7,410 offices.

On November 14, 2000, we restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Telecom Mexico holds 49% of the N stock and Onexa holds the other 51%. Onexa continues to hold 100% of the Series A shares and AT&T Telecom Mexico continues to hold 100% of the B shares. As of December 31, 2005, AT&T Mexico holds 578,859,772 shares of our common and N stock and Onexa holds 602,486,701 shares of our common and N stock.

Our senior notes are not guaranteed, secured or otherwise supported by our equity holders.

Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

We have entered into a joint venture agreement with our equity holders, AT&T Corp., Alfa, Onexa and Bancomer, and have adopted bylaws, each of which governs the relationship between the equity holders and us.

Our approximately 1,900 employees are employed through our sole subsidiary Servicios Alestra S.A. de C.V., which is organized under the laws of Mexico. We hold 98.0% of the capital stock of Servicios Alestra. Our employees are paid by that entity with funds provided by us on a monthly basis under a management and services agreement.

D. Property, plants and equipment

Our network

Network components. As of December 31, 2005, we have invested more than Ps.7,258.8 million in our technologically advanced fiber-optic network. Construction of the original design for our long distance network was completed in 1997. Our average network reliability in 2005 was 100% for our backbone, 100% for last-mile solutions based on fiber optic equipment and 99.9952% for last mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state-of the- art technology. Our network was constructed and is operated in accordance with the reliability, redundancy and restoration standards of the New AT&T’s U.S. network. The key components of the network, all of which are directly owned by us, include:

•	Over 5,950 route kilometers of long-distance and intra-city network, mostly with Lucent True Wave fiber-optic underground inter-city facilities;

•	Approximately 930 route kilometers of metropolitan area fiber-optic facilities;

•	Eight Lucent digital voice switches, plus one which is used for testing purposes;

•	Next generation Sonus Softswitch and gateways to provide local services; and

•	Cisco Systems ATM/frame relay switches; “carrier-class” Cisco Gigabit Switch routers, “carrier-class” Cisco Systems routers used for data services and internet connection; an MPLS core for VPN services; and over 11,000 modems for Dial-Up services.

We have over 3,000 agreements in place with highways, railroads and utilities companies that provide us with rights-of-way throughout Mexico. We believe these rights-of-way provide barriers to entry for potential facilities-based new competitors in the long distance market.

Our network is expandable and flexible. The conduit comprising the long distance network contains a fiber-optic cable with 24 fiber-optic strands. In the metropolitan rings, there are three conduits (four in the case of Mexico City), at least one of which contains fiber-optic cable with 36 fiber-optic strands. The new metropolitan infrastructure recently installed in Mexico City, Monterrey Guadalajara and Ciudad Juarez has a fiber-optic cable with 144 fiber-optic strands. These conduits are generally buried at a depth of 4ft. Most of the metropolitan rings built by us also have at least one empty conduit, allowing for additional capacity to be deployed in the future at a substantially lower cost.

Fiber-optics. Our inter-and intra-city fiber-optic network is 5,950 kilometers in length and consists of three fiber-optic inter-city rings with the transmission capabilities of dense wave division multiplexing (DWDM) and Synchronous Digital Hierarchy architecture (SDH). The network is located in the following areas:

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

Pursuant to our long distance concession, we are permitted to send domestic traffic through the New AT&T’s U.S. network facilities to achieve connectivity among our inter-city fiber-optic rings and two border crossings at Tijuana and Ciudad Juarez. We are the only carrier with dual-ring SDH infrastructure in the border with the United States, through San Antonio, Texas to Nuevo Laredo and Reynosa, Tamaulipas in México; this is a feature that provides diversity and reliability to our customers.

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

To support the growing demand for data services, we have deployed an ATM/Frame Relay, an MPLS-VPN, an IP protocol network, and several metropolitan Ethernet Networks, all of which are based on our DWDM and SDH fiber-optic transmission network. We have deployed Frame Relay switches in Mexico City, Monterrey, Guadalajara, Puebla, Tijuana and Ciudad Juarez which interconnect with the New AT&T’s Global Frame Relay network. Our Internet (IP) network is supported by carrier class gigabit routers and other high capacity and/or performance routers deployed in key points of presence and switch sites. Our IP protocol network interconnects with the global internet via the New AT&T internet services. We have deployed 23 Cisco Routers from our VPN infrastructure in the cities of Mexico City, Monterrey, Guadalajara, Tijuana, Ciudad Juarez, Chihuahua, Culiacan, Cancun, Tampico, Mexicali, Hermosillo, Nogales, Ciudad Obregon, Los Mochis, La Paz, Acapulco, Ciudad del Carmen, Coatzacoalcos, Irapuato, Merida, Oaxaca, Tuxtla and Villahermosa. All of our service networks expand their coverage to the entire country through our own Transmission Network and through the use of Alternate Access providers.

Direct access. Our direct access facilities allow our customers to access our network directly and avoid interconnection with local exchange carriers and incumbent networks like Telmex’s. We have deployed metropolitan fiber-optic rings consisting of approximately 930 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juarez, Tijuana, San Luis Potosi, Queretaro, Leon and other cities in Mexico, each of which has been deployed using an SDH ring or asynchronous transfer mode (ATM) architecture. To date, we have 64 metropolitan points of presence (miniPOPs) in our metropolitan rings acting as hubs to connect commercial customers and some corporate buildings to our network, and more are scheduled in 2006 as customer demand increases. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

Wireless facilities. We hold two national point-to-point concessions to provide wireless connectivity to business customers (one in the 15 GHz band and one in the 23 GHz band). We also hold three point-to-multipoint concessions in the 10 GHz band covering Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos which provide direct access to our small business customers. We lease wireless frequency capacity from Conectividad Inalambrica 7GHz, S. de R.L., a joint venture between our equity holders and a subsidiary of Avantel, which acquired rights to use a concession in the 7 GHz band with national coverage to provide wireless connectivity to business customers and to expand the network infrastructure. To provide less capital-intensive direct access facilities and network interconnection in selected smaller cities (and for redundancy purposes), we have deployed 63 radio towers in our network. On these towers we have selectively deployed point-to-point and point-to-multipoint digital microwave transmission equipment. Our main suppliers of digital microwave equipment include Alcatel, Alvarion, Marconi, Microwave Networks and Harris Corporation. A continuous process of evaluation is performed among current and potential technology suppliers.

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

Basis of presentation

We prepare our financial statements in conformity with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 20 to our audited consolidated financial statements for information related to the nature and effect of such differences and a quantitative reconciliation to U.S. GAAP of our net income (loss) reported under Mexican GAAP for the years ended December 31, 2003, 2004 and 2005 and our of total stockholders’ equity as of December 31, 2004 and 2005.

Mexican GAAP requires that financial statements recognize the effects of inflation. Accordingly, except where otherwise indicated, the consolidated financial data for all periods have been presented in constant Pesos as of December 31, 2005. Although the restatement of nominal Peso amounts into constant Pesos lessens the distorting effect that inflation has on comparisons of financial statements over time, the restatement does not wholly eliminate these distortions, and evaluation of period-to-period trends may be difficult.

Beginning January 1, 1997, the Modified Fifth Amendment of Bulletin B-10 (“Fifth Amendment”) became effective. The Fifth Amendment requires companies to restate machinery and equipment of a non-Mexican origin using an index which reflects the inflation rate in the respective country of origin and the exchange rate of the Peso against the currency of such country at the balance sheet date. The application of the Fifth Amendment resulted in an increase of Ps.385.8 million and reduction of Ps.33.6 million and Ps.239.2 million in the net book value on our equipment of non-Mexican origin as of December 31, 2003, 2004 and 2005 respectively, which were recorded as a gain (deficit) in the restatement of capital.

On December 1, 2003, our shareholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps.4,844.4 million and (ii) reduce the variable portion of the capital stock for Ps.8,860.2 million and Ps.1,291.7 million by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of our shares was proportionally reduced according to the ownership interest of each of our shareholders, 51% on Onexa and 49% on AT&T Corp.. These transactions did not represent a contribution or payment to our share holders.

Overview

Our primary business consists of the operation of a public telecommunications network in Mexico offering domestic and international long distance voice, data, video, internet-related services, and local telephone service. In accordance with the terms of our long distance concession and guidelines established by the SCT, on January 1, 1997 we began the gradual rollout and expansion of our long distance services to 60 cities. Our services became available in all 60 cities on June 27, 1997. Currently, we provide long distance origination services from 200 cities in Mexico. In 2003, we had an estimated 11% of the total international long distance market in terms of minutes carried, in 2004, we had an estimated 12% of the total international long distance market in terms of minutes carried. As of December 31, 2003, we had 548,611 lines in service, as of December 31, 2004, we had 479,297 lines in service and as of December 31, 2005, we had 439,682 lines in service.

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

The following table sets forth certain statistical data regarding our operations:

	2003		2004		2005
Lines in service at end of period:
Business	80,254		79,780		68,372
Residential	468,357		399,517		371,310
Minutes of use for the period (1):
Domestic long distance	1,670,601	47%	1,478,654	42%	1,627,513	41%
International long distance	1,892,583	53%	2,060,158	58%	2,361,705	59%

Total	3,563,184	100%	3,538,812	100%	3,989,218	100%

(1) In thousands.

The following table sets forth information regarding our operating revenues:

	2003		2004		2005
Domestic long distance	1,351.2	22.5%	1,076.1	21.4%	977.0	24.0%
International long distance	3,235.9	53.9%	2,283.7	45.4%	1,178.9	29.0%
Data, internet and local services	1,417.2	23.6%	1,670.3	33.2%	1,915.1	47.0%

Total	6,004.3	100.0%	5,030.1	100.0%	4,071.0	100.0%

After November 18, 2005, following the AT&T Acquisition, we and our shareholders amended our Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) to modify our corporate governance and certain other provisions. We also amended the Amended and Restated Service Mark License Agreement between AT&T Corp. and us (the “Service Mark License Agreement”), the AT&T Global Network Cooperation Agreement between AT&T Corp. and us (the “AGN Agreement”) and our bylaws (the “Bylaws”).

Governance Provisions

We and our shareholders amended the Joint Venture Agreement and the Bylaws to eliminate the requirement that certain corporate actions only be taken on the affirmative vote of each of the partners. The affirmative vote of each of the partners is no longer required for, among other things:

•	the approval or modification of our annual budget or business plan,

•	the making of significant capital expenditures,

•	the election or removal of our chief executive officer,

•	the entering into modification or termination of material contracts,

•	any change in regulatory policy,

•	the approval of grants under any compensation plan for our chief executive officer and other executive officers (although adoption or modification of the underlying plans is still subject to approval by an affirmative vote of each of the partners).

As a result of the amendment, our board of directors now has the authority to take the actions described above. In addition, our board of directors may now take action by a simple majority, subject to certain limited exceptions that require the affirmative vote of at least one board member of each of our partners.

Service Mark License Agreement

The term of the Service Mark License Agreement has been extended. Under the amended Service Mark License Agreement, for a period of 18 months from the date of the consummation of the AT&T Acquisition, subject to our achieving certain milestones, we may continue to use the AT&T brand name. If we develop or license new marks during that 18-month period, then under the amended Service Mark License Agreement we may refer to the AT&T brand name for an additional 18 months. After 24 months from the consummation of the AT&T Acquisition, we may use the AT&T service mark only together with our new service marks, and may use it for reference purposes only and always with the prior approval of the New AT&T. AT&T Corp. has agreed to waive any royalty fee payments under the Service Mark License Agreement during such period, including 2005 royalty payment if we invest the funds in marketing and developing the new marks during the initial transition period. Under the amended agreement, we now have the flexibility and freedom to develop new marks for our domestic services. In connection with the provision of AT&T Global Network services (“AGN Services”), we are allowed a limited use of the phrase “AT&T Global Services” on a nonexclusive basis until June 2010.

AGN Agreement

The term of the AGN Agreement has been extended to June 30, 2010. Under the amended AGN Agreement, if our Mexican shareholder, Onexa S.A. de C.V., transfers certain of its interest in us, AT&T Corp.’s obligations under the AGN Agreement will terminate.

Non-Compete Provision

AT&T Corp. has agreed that neither it nor its affiliates (other than jointly or in collaboration with America Móvil, S.A. de C.V., Teléfonos de México, S.A. de C.V. or their affiliates (together, “TAM”)) may compete directly with us in Mexico in the offering of certain specified telecommunications services.

However, AT&T Corp. is no longer required to use its best efforts to promote the use of our services in Mexico.

Insulation from Certain New AT&T Affiliates

Due to the interest New AT&T holds in TAM and its affiliates, AT&T Corp. has agreed that, for so long as New AT&T has the right to designate at least one member to the board of directors or the executive committee of TAM:

•	none of the individuals nominated to serve as AT&T Corp.’s representatives on our board of directors or steering committee shall have any direct or indirect responsibility for the New AT&T’s relationship with TAM or serve within twenty-four (24) months of serving on our board of directors on either the TAM board of directors or executive committee; and

•	none of the officers of AT&T Mexico nor any individuals serving on AT&T Mexico’s board of directors shall serve as directors or officers of any New AT&T affiliate holding any interest in TAM.

In addition, the New AT&T must establish and enforce an information policy preventing the transfer of non-public information regarding us to TAM.

Transfer Restrictions

The Joint Venture Agreement has also been amended to permit certain transfers of indirect interests in us to financially qualified buyers who are not our competitors, subject to certain rights of first offer. Under certain conditions, there are drag-along rights (that can require the sale of 100% of us) and tag-along rights (that permit the other owner to join in the transfer).

Certain Purchase and Financial Commitments

AT&T Corp. has also agreed that its affiliates will purchase certain telecommunication services from us that generate a cumulative margin after certain third party costs of no less than $164,600,000 (subject to adjustment in certain circumstances) during the period from January 1, 2006 to June 30, 2010, or else AT&T Corp. will pay the amount of deficiency. These financial commitments are guaranteed by the New AT&T should AT&T Corp. default in its obligations.

Additionally, if AT&T Corp. fails to meet certain cumulative margin milestones by June 30, 2012, AT&T Mexico will transfer up to 15% of the total equity interests in us to Onexa and, in the event such transfer amounts to 10% or more of our total equity interests, the right to nominate one Series B director of Alestra.

Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operations are significantly impacted by economic conditions within Mexico.

Beginning in December 1994, Mexico experienced an economic crisis characterized by exchange rate instability, devaluation of the Peso, high inflation, high domestic interest rates, negative economic growth, reduced consumer purchasing power and high unemployment. The economic crisis resulted in part from a series of internal disruptions and political events that undermined the confidence of investors in Mexico. These adverse conditions in Mexico also resulted in an increase in the annual rate of inflation from 7.1% as of December 1994 to 52.0% as of December 1995, and a liquidity crisis affecting the ability of the Mexican government and the banking system to refinance or refund maturing debt issues. Mexican interest rates, which averaged 14.0% per annum for 28-day Cetes, or Mexican treasury bills, during 1994, increased to an average of 48.7% during 1995. According to government estimates, GDP fell by 6.2% in 1995. Mexico’s gross international reserves fell sharply at the end of 1994, from $24.5 billion at December 31, 1993 to $6.1 billion at December 31, 1994 and were $15.7 billion at December 31, 1995, as reported by the Banco de México.

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year Ended December 31,	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of the End of Each Year
1996	27.7%	31.3%	5.1%	$17.5 billion
1997	15.7%	19.8%	6.8%	$28.0 billion
1998	18.6%	24.6%	4.9%	$30.1 billion
1999	12.3%	21.3%	3.9%	$30.7 billion
2000	9.0%	15.3%	6.6%	$35.6 billion
2001	4.4%	11.3%	(0.2)%	$44.8 billion
2002	5.7%	7.1%	0.8%	$50.7 billion
2003	4.0%	6.2%	1.4%	$59.0 billion
2004	5.2%	6.8%	4.2%	$64.2 billion
2005	3.3%	9.2%	3.0%	$74.1 billion

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

We also record non-cash gains or losses on monetary position, which represent the erosion of purchasing power resulting from the effect of inflation on our holdings of monetary assets and liabilities. Our monetary liabilities, consisting primarily of bank debt and accounts payable, have exceeded, and are expected to continue to exceed, our monetary assets, which consist primarily of cash and cash equivalents and accounts receivable. As a result, inflation will tend to produce gains to monetary position.

Impact of foreign currency fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses are exposed to foreign currency fluctuations, our financial instruments are most exposed. As of December 31, 2005, the amount of senior notes and notes payable denominated in U.S. dollars was Ps.4,160.3 million.

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

From time to time, we assess our exposure and consider opportunities to manage this risk, for instance through the use of hedging instruments. In order to minimize the exchange rate risk of the Mexican Peso-U.S. dollar, on December 22, 2005 we entered into a currency hedge to minimize the effect of fluctuations in the U.S. dollar/Mexican Peso exchange rate. The hedge will be effective through December 29, 2006.

See Item 3. “Key Information —Selected Financial Data” for a discussion of exchange rates.

Customer attrition and trade accounts receivable

We historically have experienced high rates of churn. Churn results in the loss of future revenue from those customers whose service is disconnected, as well as the inability to recoup costs incurred in acquiring the customer, such as switching costs, commissions, and costs incurred in connection with independent third-party verification. Churn occurs for several reasons, including disconnection by a company for non-payment of bills and disconnection by the customer who chooses to switch to a competing company or terminate service. In the beginning of 1998 our churn rate was an average of 19% per month. As a result of our new focus on high usage customers and the establishment of a third-party verification system described below, we were able to lower our churn rate to approximately 4.2% per month in 2005.

Management believes that a significant portion of the churn in 1997 and 1998 was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge. In February 1998, a third-party verification system was instituted to limit the practice of slamming. Subsequent to the implementation of the third-party verification system, the churn rate dropped to an average monthly rate of 4.4% from March 1998 to December 2003. During 2003, average monthly churn averaged 2.5%, and for 2004 was 2.7%. For 2005, our average monthly churn rate was 4.2%.

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

We still face collection risks relating to large business customers facing economic difficulties. In particular, we provide wholesale services to other carriers and wireless service providers. Although increased collection efforts have contributed to a reduction in our net receivables from Ps.373.0 million in 2004 to Ps.353.9 million in 2005, given the difficult economic conditions in Mexico and the liquidity issues faced by the small telecommunications companies to which we provide wholesale services, we may experience payment defaults.

Asset tax

Under current tax law, as Mexican companies, we and our sole subsidiary, Servicios Alestra, S. A. de C. V., are separately subject to pay the higher between income tax and asset tax. The asset tax is equal to 1.8% of our tax basis which is the net value of total assets less certain debts. From our inception until 1999 we were exempted from the payment of the asset tax. Since 2000 we have not paid any asset tax because our debt, which includes our senior notes, has been greater than our total asset value. Since 2004, we have continued to defer our asset tax by using the option of Article 5-A of the Asset Tax Law, which allows us to determine our asset tax using the tax basis of the fourth preceding year instead of the current year. As a result, we will begin accruing asset tax in 2010 (to be paid in 2011). Our sole subsidiary, Servicios Alestra S.A. de C.V., began paying asset tax in 2000. Total asset tax for the years ended December 31, 2003, 2004 and 2005 were Ps.4.2 million, Ps.4.1 million and Ps.3.1 million, respectively.

Regulations

We operate in a highly regulated industry and the services we provide as well as some of the rates we may charge our customers are subject to regulatory approval. See Item 4. Information on the Company – B. Business Overview – Regulatory framework and bodies.”

Results of operations

Fiscal Year ended December 31, 2005 compared to Fiscal Year ended December 31, 2004

Revenues

Total revenues decreased 19.1%, or Ps.959.1 million, to Ps.4,071.0 million in 2005 from Ps.5,030.1 million in 2004. This result was due to the reduction in our long distance revenues, as a result of lower international long distance rates, which was partially offset by our increase in data, internet and local services revenues.

Long Distance Services. Revenues from domestic long distance services for 2005 decreased 9.2%, or Ps.99.1 million, to Ps.977.0 million from Ps.1,076.1 million in 2004. This decrease was mainly the result of lower average revenue per minute. Our average domestic long distance revenue per minute decreased 17.8% to Ps.0.60 in 2005 from Ps.0.73 in 2004. Domestic long distance volume for 2005 increased 10.1%, or 148.8 million minutes, to 1,627.5 million minutes compared to 1,478.7 million minutes in 2004. Our total lines in service decreased 8.3%, or 39,615 lines, from 479,297 at December 31, 2004 to 439,682 at December 31, 2005 as a result of our strategy to focus on our business customers and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues represented 24.0% of our revenue in 2005, compared to 21.4% of our revenue in 2004.

Revenues from international long distance services for 2005 decreased 48.4%, or Ps.1,104.8 million, to Ps.1,178.9 million from Ps.2,283.7 million in 2004. This reduction in revenues was primarily due to a 55.0% decrease in the average revenue per minute from Ps.1.11 in 2004 to Ps.0.50 in 2005, which was partially offset by a 14.6% increase in total international volume from 2,060.2 million minutes in 2004 to 2,361.7 million minutes in 2005. The decrease in the average international long distance revenue per minute was a result of lower international settlement rates. During 2005, international long distance revenues represented 29.0% of total revenues, compared to 45.4% during 2004.

Data, Internet and Local Services. During 2005, data, internet and local service revenues reached Ps. 1,915.1 million, representing a 14.7% increase over the Ps. 1,670.3 million recorded in 2004. This increased was primarily due to the sustained growth in internet and local services. During 2005, we launched the MasterNet service, which is based on VoIP technology. We currently offer local service to 15 cities in Mexico. Our data, internet and local service segment consistently has increased its share in our revenue portfolio and represented 47.0% of our total revenues in 2005, compared to 33.2% in 2004.

Cost of Services (excluding depreciation)

Cost of services consists primarily of local access charges, resale expenses, paid on a per-minute basis primarily to Telmex, international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us and fees for leased lines, typically paid on a per-circuit per month basis primarily to Telmex. Although total traffic for 2005 increased 12.7% compared to 2004, cost of services decreased 36.5% to Ps. 1,540.0 million for 2005, compared to Ps. 2,425.4 million for 2004. The reduction in cost of services was the result of a 48.0% decrease in cost of the long distance services, to Ps. 1,055.4 million for 2005 from Ps. 2,030.2 million recorded in 2004, while the cost of data, internet and local services increased 22.6%, to Ps. 484.6 million for 2005 from Ps. 395.2 million recorded in 2004. The reduction in cost of the long distance services was primarily due to the reduction in international settlement payments as a result of lower international rates.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for 2005 decreased 2.8% or Ps. 73.7 million to Ps. 2,531.0 million from Ps. 2,604.7 million in 2004. The decrease in gross profit is explained by the 19.1% decrease in our total revenues during 2005 partially offset by the decrease in cost of services. Our gross margin, defined as gross profit as a percentage of total revenues, increased to 62.2% for 2005 compared to 51.8% in 2004. The increase in gross margin is due to a higher participation in revenues of our data, internet and local services, which provide higher gross margin than long distance services, and lower cost of services due to the reduction of international settlement rates.

Long Distance Services. Gross profit for long distance services decreased 17.2% or Ps. 229.0 million to Ps. 1,100.6 million in 2005 from Ps. 1,329.6 million in 2004. The decrease in gross profit was driven by the 35.8% reduction in long distance revenues partially offset with a 48.0% reduction in costs of long distance services.

Data, Internet and Local Services. Gross profit for data, internet and local services increased 12.2% or Ps. 155.4 million to Ps. 1,430.5 million in 2005 from Ps. 1,275.1 million in 2004. The growth in gross profit of our data, internet and local business was primarily a result of revenue growth of 14.7%.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 4.1% or Ps.59.9 million, to Ps.1,413.2 million in 2005 from Ps.1,473.1 million in 2004. This decrease is mainly explained by the reduction of Ps.43.1 million in office operations expenses and Ps.13.5 million decrease in personnel related expenses as a result of the continuous optimization measures. As a percentage of total revenues, administration, selling and other operating expenses for 2005 were 34.7% compared to 29.3% registered during 2004. This increase was primarily the result of our declining revenues, which do not directly result in declining administrative, selling and other operating expenses.

Depreciation and amortization

Depreciation and amortization decreased 0.3% or Ps.3.2 million to Ps.941.1 million in 2005, from Ps.944.3 million in 2004. This decrease is mainly the result of the termination of the depreciation of some assets.

Operating income (loss)

Due to the factors described above, operating income slightly decreased 5.7% or Ps.10.6 million to Ps.176.7 million in 2005, from Ps.187.3 million in 2004.

Comprehensive financial loss

Our comprehensive financial loss for 2005 was Ps.107.7 million, which represents a 55.4%, or a Ps.133.6 million, decrease from Ps.241.3 million for 2004. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2004	2005
	(in millions of constant pesos)
Interest expense	(476.4)	(452.1)
Interest income	17.2	32.1
Exchange (loss) gain, net	(3.9)	191.1
Gain from monetary position	221.8	121.2

Comprehensive financial result, net	(241.3)	(107.7)

Since all of our indebtedness is U.S. dollar-denominated and since there was a 4.9% appreciation of the Peso against the U.S. dollar for the period December 31, 2004 through December 31, 2005, interest expense decreased 5.1%, or Ps.24.3 million, to Ps.452.1 million in 2005, from Ps.476.4 million in 2004.

Interest income increased Ps.14.9 million to Ps.32.1 million in 2005, from Ps.17.2 million in 2004, due to a higher average cash equivalents balance, which was the result of continuing positive operative results.

Exchange gain in 2005 was Ps.191.1 million compared to an exchange loss of Ps.3.9 million recorded during 2004. We record a foreign exchange gain or loss with respect to U.S. dollar denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of indebtedness and accounts payable, exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. We have recorded a foreign exchange gain during 2005 due to the 4.9% appreciation of the Peso against the U.S. dollar compared to a 0.3% depreciation of the Peso against the U.S. dollar in 2004.

Gain from monetary position decreased from Ps.221.8 million for 2004 to Ps.121.2 million for 2005. The decrease is primarily due to a lower Mexican inflation of 3.3% for the year 2005, compared to 5.2% inflation recorded in the previous year, coupled with a slight decrease in our net monetary position.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject separately to pay income tax or asset tax, which are computed separately by each entity. We have generated substantial tax losses of approximately Ps.9,969.0 million; accordingly, no income tax provisions have been included in the income statements for 2005. In order to defer asset tax payments in 2005 we determined our asset tax using the tax basis of the fourth preceding year instead of the current year as is established in the option of Article 5-A of the Asset Tax Law. On the other hand, for 2005, Servicios Alestra, S. A. de C. V., recorded asset tax of Ps.3.1 million.

Net Income ( loss)

During 2005, we recorded a net income of Ps.48.1 million compared to a net loss of Ps.87.2 million in 2004. While our operating income slightly decreased, our results were positively affected by lower comprehensive financial loss as a result of an exchange gain, as compared with the previous year.

Fiscal Year ended December 31, 2004 compared to Fiscal Year ended December 31, 2003

Revenues

Total revenues decreased 16.2%, or Ps.974.2 million, to Ps.5,030.1 million in 2004 from Ps.6,004.3 million in 2003.

Long Distance Services. Revenues from domestic long distance services for 2004 decreased 20.4%, or Ps.275.1 million, to Ps.1,076.1 million from Ps.1,351.2 million in 2003. This decrease was the result of lower domestic long distance volumes and lower average revenue per minute. Domestic long distance volume for 2004 decreased 11.5%, or 191.9 million minutes, to 1,478.7 million minutes compared to 1,670.6 million minutes in 2003, while our average domestic long distance revenue per minute decreased 9.9%, or Ps.0.08, to Ps.0.73 in 2004 from Ps.0.81 in 2003. Our total lines in service decreased 12.6%, or 69,314 lines, from 548,611 at December 31, 2003 to 479,297 at December 31, 2004 as a result of our strategy to focus on our business customers and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues represented 21.4% of our revenue in 2004, compared to 22.5% of our revenue in 2003.

Revenues from international long distance services for 2004 decreased 29.4%, or Ps.952.2 million, to Ps.2,283.7 million from Ps.3,235.9 million in 2003. This reduction in revenues was primarily due to a 35.1%, or Ps.0.60, decrease in the average revenue per minute from Ps.1.71 in 2003 to Ps.1.11 in 2004, which was partially offset by a 8.9%, or 167.6 million minute, increase in total international volume from 1,892.6 million minutes in 2003 to 2,060.2 million minutes in 2004. The decrease in the average international long distance revenue per minute was a result of lower international settlement rates and lower tariffs from services such as collect calls, calling card and other international services. As part of our strategy, we directed our efforts on capturing profitable traffic and decided not to carry some of the international traffic which typically provided higher revenue per minute – and higher cost- than the settlement payments for direct-dialed calls. During 2004, international long distance revenues represented 45.4% of total revenues, compared to 53.9% during 2003.

Data, Internet and Local Services. During 2004, data, internet and local service revenues reached Ps. 1,670.3 million, representing a 17.9% increase over the Ps. 1,417.2 million recorded in 2003. This favorable result was due to a moderate growth in internet services and to the sustained growth of local service. During 2004, we expanded this service in two additional cities, Matamoros and Nuevo Laredo, and launched new local service features such as Smart Web, a traffic analyzer system. As of December 31, 2004, we offer local service to 15 cities in Mexico. Our data, internet and local service segment represented 33.2% of our total revenues in 2004, compared to 23.6% in 2003.

Cost of Services (excluding depreciation)

Cost of services consists primarily of local access charges, resale expenses, paid on a per-minute basis primarily to Telmex, international settlement payments and surcharges paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us and for services rendered, and fees for leased lines, typically paid on a per-circuit per month basis primarily to Telmex. While total traffic slightly decreased 0.7%, cost of services decreased 22.0% to Ps. 2,425.4 million for 2004, compared to Ps. 3,110.0 million for 2003. This decrease in cost is primarily due to the reduction in the international settlement rates and the reduction of surcharges related to other international services no longer provided.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for 2004 decreased 10.0% or Ps. 289.7 million to Ps. 2,604.7 million from Ps. 2,894.4 million in 2003. The decrease in gross profit is explained by the 16.2% decrease in our total revenues during 2004 partially offset by the decrease in cost of services. Our gross margin, defined as gross profit as a percentage of total revenues, increased to 51.8% for 2004 compared to 48.2% in 2003. The increase in gross margin is due to a higher participation in revenues of our data, internet and local services, which provide higher gross margin than long distance services, and lower cost of services as a result of the reduction of international settlement rates.

Long Distance Services. Gross profit for long distance services decreased 26.8% or Ps. 485.8 million to Ps. 1,329.6 million in 2004 from Ps. 1,815.4 million in 2003. The decrease in gross profit was driven by the 26.8% reduction in long distance revenues partially offset with a 26.8% reduction in costs of long distance services.

Data, Internet and Local Services. Gross profit for data, internet and local services increased 18.2% or Ps. 196.1 million to Ps. 1,275.1 million in 2004 from Ps. 1,079.0 million in 2003. The growth in gross profit of our data, internet and local business was primarily a result of revenue growth of 17.9%.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 8.3% or Ps.133.6 million, to Ps.1,473.1 million in 2004 from Ps.1,606.7 million in 2003. This decrease is mainly explained by the reduction of Ps.55.8 million in marketing expenses and Ps.39.7 million decrease in personnel related expenses as a result of the continuous optimization measures. As a percentage of total revenues, administration, selling and other operating expenses for 2004 were 29.3% compared to 26.8% during 2003.

Depreciation and amortization

Depreciation and amortization decreased 2.3% or Ps.22.5 million to Ps.944.3 million in 2004, from Ps.966.8 million in 2003. This decrease is mainly due to the depreciation of computer equipment in 2003, which did not occur in 2004.

Operating income (loss)

Due to the factors described above, operating income decreased 41.6% or Ps.133.5 million to Ps.187.3 million in 2004, from Ps.320.8 million in 2003.

Comprehensive financial loss

Our comprehensive financial loss for 2004 was Ps.241.3 million, compared to a comprehensive financial loss of Ps.1,071.3 million for 2003. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2003	2004
	(in millions of constant pesos)
Interest expense	(720.1)	(476.4)
Interest income	7.4	17.2
Exchange loss, net	(645.4)	(3.9)
Gain from monetary position	286.8	221.8

Comprehensive financial result, net	(1,071.3)	(241.3)

Interest expense decreased Ps.243.7 million to Ps.476.4 million in 2004, from Ps.720.1 million in 2003, due to the lower interest rate of our senior notes due 2010 as a result of our restructuring process.

Interest income increased Ps.9.8 million to Ps.17.2 in 2004, from Ps.7.4 million in 2003, due to a higher average cash equivalents balance.

Exchange loss in 2004 was Ps.3.9 million compared to Ps.645.4 million recorded during 2003. We record a foreign exchange gain or loss with respect to U.S. dollar denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of indebtedness and accounts payable, exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. We have recorded a lower foreign exchange loss during 2004 due to the 0.3% depreciation of the Peso against the U.S. dollar compared to a 9.0% depreciation of the Peso against the U.S. dollar in 2003.

Gain from monetary position decreased from Ps.286.8 million for 2003 to Ps.221.8 million for 2004. Although Mexican inflation for the year 2004 was 5.2%, higher than the 4.0% recorded in the previous year, the decrease is primarily due to a lower level of net monetary liabilities.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject separately to pay income tax or asset tax, which are computed separately by each entity. We have generated substantial tax losses of approximately Ps.9,958.7 million; accordingly, no income tax provisions have been included in the income statements for 2004. In order to defer asset tax payments in 2004, we determined our asset tax using the tax basis of the fourth preceding year instead of the current year as is established in the option of Article 5-A of the Asset Tax Law. On the other hand, for 2004, Servicios Alestra, S. A. de C. V., recorded asset tax of Ps.4.1 million.

Net Income ( loss)

For the reasons discussed above, we recorded a net loss of Ps.87.2 million for 2004 compared to a net income of Ps.992.2 million in 2003, which included a benefit recorded of Ps.1,638.8 million from the debt restructuring.

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

Revenue Recognition

Our principal sources of revenue are derived from domestic and international long distance services. Revenues are recognized based on minutes of traffic processed by us. Since August 11, 2004, the proportional return system was eliminated from the international long distance rules. After this, revenues for international long distance services into Mexico are recognized based mainly on the minutes that the New AT&T sends to us.

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

Since August 13, 2004, the exchange of traffic between AT&T Corp. and us has been based on negotiated agreements. Effective January 1, 2005, tariffs are directly negotiated with AT&T Corp. In 2005, we paid to AT&T Corp. approximately $0.04 per minute for traffic terminated in the United States. AT&T Corp. paid us different rates depending on call destination.

Revenues derived from data, internet and local are billed monthly and are recognized when services are provided.

Allowance for doubtful accounts

We take what we believe is a conservative approach toward uncollectible accounts, commonly called the Spindown Method. For all services, this method calculates a certain reserve based on a forecast of amount of customer accounts receivable that will become uncollectible, defined as residential customers whose accounts are 241 days past due and business customers whose accounts are 271 days past due. To obtain this forecast, an uncollectible rate (the “Spindown Rate”) is estimated and applied to each bucket of the accounts receivable. The Spindown Rate applied on each month’s reserve calculation equals the average Spindown Rate registered on the previous six-month period. Payment is due 25 days after the issuance of an invoice. We take several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person-to-person calls. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 90 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance greater than Ps.50, the account is also assigned to a collection agency 120 days after the due date. If the efforts of collection agencies are unsuccessful and the balance is large enough to make legal proceedings worthwhile, we commence legal proceedings. As of December 31, 2005, our allowance for doubtful accounts was Ps.103.1 million, and we consider this reserve is sufficient to cover the potential risk of uncollectible accounts; however, we cannot assure that we will not be required to increase the amount of this reserve.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine depreciation and amortization expense to be recorded during any reporting period. The useful life of an asset is estimated at the time the asset is acquired and is based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened. This would result in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in asset’s value. We review assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations, estimates of future operations including estimates of revenues, costs, operating expenses, capital expenditures and debt service. Based in our analysis, no impairment existed at December 31, 2003, 2004 and 2005.

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

Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In 2005 we recorded a valuation allowance of Ps.2,825.7 million, due to uncertainty whether we may use certain deferred tax assets, primarily certain net operating losses carried forward and recoverable asset tax, before they expire. We began accumulating net operating loss carry-forwards beginning in 1996. These net operating loss carry-forwards expire ten years after they accumulate. The valuation allowance is based on financial projections prepared by us that were reviewed by independent consultants. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance that could materially impact our financial position and results of operations.

New Accounting Pronouncements Under Mexican GAAP

Beginning June 1, 2004, the Mexican Financial Reporting Standards Board - (CINIF, for its initials in Spanish), assumed the responsibility for setting accounting and reporting standards in Mexico. In compliance with this responsibility and after due exposure in 2004 and 2005, the CINIF issued several Financial Reporting Standards - (NIFs) that will become effective on January 1, 2006.

The main objective of the NIFs is to achieve the maximum possible harmonization and convergence Mexican accounting and reporting standards and regulation practices with International Financial Reporting Standards (IFRS).

The full hierarchy of NIFs, in effect beginning January 1, 2006, is as follows:

•	NIFs and Interpretations of NIFs issued by the CINIF.

•	Bulletins issued by the Accounting Principles Board of the Mexican Institute of Public Accountants (IMCP) that have not been modified, replaced or repealed by the new NIFs.

•	The supplementary IFRS that are applicable.

The circulars issued by the Accounting Principles Board will continue to have the status of recommendations and will be part of the NIFs until such time as they are repealed or superseded by NIFs.

Following is a list of the NIFSs issued to date. Being mainly of a general nature, they are not expected to have a significant effect on financial reporting:

NIF A-1 “Structure of Financial Reporting Standards”

NIF A-2 “Basic postulates”

NIF A-3 “User needs and objectives of financial statements”

NIF A-4 “Qualitative features of financial statements”

NIF A-5 “Basic elements of financial statements”

NIF A-6 “Recognition and valuation”

NIF A-7 “Presentation and disclosure”

NIF A-8 “Supplementary”

NIF B-1 “Accounting changes and correction of errors”

New Accounting Pronouncements under U.S. GAAP

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

In June 2005, the FASB published SFAS No. 154, “Accounting changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB issued Emerging Issues Task Force (EITF) Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements.” EITF Issue No. 05-06 indicates that for operating leases, leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF Issue No. 05-06 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 28, 2005. The Company is currently considering the impact that the adoption will have on its consolidated results and financial position.

In October 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period. “FSP No. FAS 13-1 requires rental costs associated with operating leases that are incurred during a construction period to be recognized as rental expense. FSP FAS 13-1 is effective for reporting periods beginning after December 15, 2005. The transition provisions of FSP No. FAS 13-1 permit early adoption and retrospective application of the guidance. The Company is currently considering the impact that the adoption will have on its consolidated results and financial position.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation and separate accounting. An irrevocable election may be made at inception to measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such an election needs to be supported by concurrent documentation. SFAS 155 is effective for fiscal years beginning after September 15, 2006, with early adoption permitted. The Company is currently considering the impact that adoption will have on its consolidated results and financial position.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 20 to our audited consolidated financial statements for information relating to the nature and effect of such differences. Financial statements prepared under Mexican GAAP recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. We are not required to reverse many of the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Net (loss) income under U.S. GAAP amounted to (Ps. 530.9) million in 2003, Ps. 317.1 million in 2004 and Ps. 426.8 million in 2005, compared with net (loss) income under Mexican GAAP of Ps. 992.2 million in 2003, (Ps. 87.2) million in 2004, and Ps. 48.4 million in 2005.

Stockholders’ equity under U.S. GAAP amounted to Ps 948.1 million in 2004 and Ps.1,372.2 million in 2005, compared with stockholders’ equity under Mexican GAAP of Ps. 2,549.4 million in 2004 and Ps. 2,357.9 million in 2005. See Note 20 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

B. Liquidity and capital resources

During 2005 we generated sufficient cash flow from operations to fund our requirements, including working capital, capital expenditures and our debt service. In addition, we contracted leasing for $4.9 million to finance our operations.

We continue to focus our capital expenditures on businesses that we believe may offer more attractive margins and a short-to-medium term return. All capital expenditures are included in a budget which is pre-authorized by our Board of Directors. We do not expect that any single capital expenditure in 2006 will have a material impact on our operations or financial results. We do not expect to incur any additional indebtedness in 2006 unless it is to refinance existing indebtedness. In 2006, we also plan to pay the principal amortization of our senior notes due 2006 and 2010. We believe that we will generate positive capital resources from our operations to fund working capital, capital expenditure and debt service needs in 2006.

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

Current Liquidity

As of December 31, 2004 and 2005, we had Ps.655.0 million and Ps.920.4 million of unrestricted cash and cash equivalents available, respectively. Unrestricted cash and cash equivalents balance increased Ps.265.4 million from December 31, 2004 to December 31, 2005 due mainly to our continuing positive operating results.

The unrestricted cash and cash equivalents balance consists of cash and temporary investments with original maturities of three months or less. Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican banks, U.S. banks and corporations with the highest credit ratings. As of December 31, 2005 we had cash of Ps.103.1 million and temporary investments of Ps.817.3 million, of which Ps.812.3 million were in U.S. dollar-denominated instruments and Ps.5.0 million were in Peso-denominated instruments.

In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of December 31, 2004 and 2005 our ratio of current assets to current liabilities was 1.80x and 1.25x, respectively. Our ratio of current assets to current liabilities as of December 31, 2005 includes as current liabilities the total principal amortization of the corresponding senior notes due 2006 that will be payable on May 2006 and also the corresponding principal amortization of the senior notes due 2010 that will be payable on June 2006 and December 2006.

Resources generated from, or used in, operating activities. Resources provided from operating activities in 2005 were Ps.1,017.9 million compared to resources provided in operating activities of Ps.946.6 million in 2004. This increase was primarily due to a better and efficient use of our resources.

Resources used in, or generated from, investing activities. Resources used in investing activities were Ps.312.0 million and Ps.413.7 million in 2005 and 2004, respectively. The decrease was due to a lower amount invested in property and equipment.

Resources used in, or generated from, financing activities. Resources used in financing activities for 2005 were Ps.440.5 million compared to resources used in financing activities of Ps.324.4 million in 2004.The increase was mainly due to a 4.9% appreciation of the Peso against the U.S. dollar, coupled with the principal amortization of the senior notes due 2010 for Ps.65.2 million.

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

Given the nature of our revenues derived from international incoming traffic, which are U.S. dollar-denominated, and of our costs and expenses, which are principally Peso-denominated, we believe we will be only partially insulated from potential exchange rate fluctuations. For this reason, on December 22, 2005 we entered into a currency hedge transaction to minimize the effect of fluctuations in the U.S. dollar/Mexican Peso exchange rate. This hedge will be effective through December 29, 2006.

Material Commitments and Funding

The table below describes our current material commitments.

	Year ending December 31,
	2006	2007	2008
	( in millions of Pesos (1) )
Vendor financing	30.5	2.5	—
Principal	29.2	2.5	—
Interest	1.3	0.0	—
Lease financing	18.9	18.9	10.5
Principal	17.1	18.0	10.4
Interest	1.8	0.9	0.1
Principal payments on long-term debt (2)	523.6	355.7	420.4
Notes interest payments (3)	336.5	297.7	267.9
Operating leases	65.9	65.8	68.3
Capital expenditures	478.4	372.1	382.7

Total	1,453.8	1,112.7	1,149.8

(1)	Nominal pesos converted from U.S. dollars at a rate of 10.63 pesos per dollar, which is the noon buying rate provided by The Federal Reserve Bank of New York on December 30, 2005.

(2)	Principal payments on the senior notes.

(3)	Interest payments on the senior notes.

Our vendor financing commitments includes our credit facility with Hewlett Packard Operations México, S. de R.L. de C.V., which matures in January 2007. Our lease financing commitments include a lease contract with The Capita Corporation de México, S.A. de C.V., which expires in May 2008, and a lease contract with CSI Leasing México, S. de R.L. de C.V., which expires in October 2008. Our principal long term debt commitments for 2006, 2007 and 2008 includes the principal amortization of our outstanding senior notes due 2006, senior notes due 2009 and senior notes due 2010. The interest commitments include the interest payments of our outstanding senior notes due 2006, senior notes due 2009 and senior notes due 2010 for 2006, 2007 and 2008. Our operating leases commitments include the rent of our operative and administrative buildings and our capital expenditures commitments include an estimate of our capital expenditures needs for each year.

Capital expenditures for 2003, 2004 and 2005 amounted Ps.299 million, Ps.434 million and Ps.341 million, respectively. Although we do not have any capital expenditure commitment in 2006, we believe that our investments in 2006 will be similar to 2005. In January and February 2006 we invested Ps.69 million ($6.5 million).

We believe that the funds to meet our current material commitments will be provided by internally-generated funds from our operations.

Senior Notes Due 2006 and 2009

In May 1999, we issued a $570 million high yield bond in two tranches of $270 million and $300 million, which pay interest semi-annually in cash in arrears at a rate of 12.125% and 12.625% per annum, respectively, payable on May 15 and November 15 beginning on

November 15, 1999. $487.0 million of our senior notes due 2006 and 2009 were retired pursuant to our exchange and cash tender offers completed in 2003. Due to our restructuring, as of December 31, 2005 we had outstanding $37.1 million of our 12.125% senior notes due in 2006 and $45.9 million of our 12.625% senior notes due in 2009, totaling $83.0 million. In our 2003 exchange offers and cash tender offers for our senior notes due 2006 and 2009, we also successfully solicited consents for the removal of substantially all of the affirmative and restrictive covenants for those notes, including the limitations on our ability to incur indebtedness and make restrictive payments.

The New Notes

In November 2003, we completed our exchange and cash tender offers and issued new senior notes due 2010. The new notes pay interest semi-annually in cash in arrears at a rate of 8% per annum on June 30 and December 30 beginning on December 30, 2003. As of December 31, 2005 we had $298.1 million of senior notes due 2010 outstanding.

The principal amortization of the senior notes due 2010 is payable in semi-annual installments on each June 30 and December 30 occurring on or after December 30, 3005, according to the following table:

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

Other indebtedness

The credit facility that we have with Hewlett Packard Operations México, S. de R.L. de C.V. is to fund information technology and telecommunication equipment and services. As of December 31, 2005, its balance was $3.0 million dollars. Such amount, which is being paid through monthly principal amortizations, is subject to an average annual fixed interest rate of 6.9%. Final maturity of this facility is in January 2007.

We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of December 31, 2005 of $2.3 million dollars, which is subject to an average annual fixed interest rate of 8.8%. Final maturity of this facility is in May 2008.

We have recently signed a new capital lease contract with CSI Leasing México, S. de R.L. de C.V., with a balance as of December 31, 2005 of $2.0 million dollars. Final maturity of this facility is in October 2008.

Other developments

On February 28, 2006, we entered into an Assigment Agreement (the “Agreement”) with America Online Latin America, Inc.’s (“AOLA”) subsidiary in Mexico, AOL, S. de R.L. de C.V. (“AOL Mexico”). Pursuant to the Agreement, AOL Mexico will assign its monthly and prepaid subscriber base to us.

As consideration for transfer of AOL Mexico’s montly subscribers, we will make a payment based on the number of monthly susbscribers who are current in their payments on date the subscribers are transferred to us and a second payment based on the number of subscribers who are current in their payments to us six months later. We will pay AOL Mexico a fee for each prepaid subscriber who renews on an Alestra prepaid plan or subscribes to a monthly dial-up or broadband plan. Since we are assuming the obligation to provide services to prepaid subscribers, we will receive a non-cash credit per prepaid subscriber for the number of days on which such prepaid susbscriber receives services from us. The aggregate amount that we expect to pay under the Agreement is approximately $700,000. However, due to the variability in the rates of renewals by prepaid subscribers and retention and payment by monthly subscribers and the range of plans to which renewing prepaid subscribers can subscribe, the amount is only an estimate.

The closing of the Agreement is subject to a number of conditions, including the execution of the license agreement and an operation services agreement with AOL Inc. Due to fact that AOLA is subject to a bankruptcy proceeding before the United States Bankruptcy Court for the District of Delaware and also that the AOLA is the majority holder of the stock in AOL Mexico, the transaction was also subject to the approval of said Court, which condition was met on March 22, 2006.

Litigation

Senior Notes Litigation

In September 2003, WRH commenced an action against us, our equity holders and the trustee of the indentures governing our senior notes due 2006 and our senior notes due 2009 in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin us from consummating our exchange offers and consent solicitations. WRH brought two motions for preliminary injunctions against us to prevent the consummation of the exchange offers and consent solicitations. The Court denied WRH’s motions and the exchange offers and consent solicitations were consummated on November 17, 2003. We moved, and WRH cross-moved, for partial summary judgment on WRH’s claim that our senior notes due 2006 and 2009 had been ipso facto accelerated. On November 18, 2003, in an oral ruling, the Court granted our motion for partial summary judgment and dismissed WRH’s cross-motion for partial summary judgment. The Court further memorialized its November 18, 2003 ruling in an order dated March 22, 2004. In December 2003, WRH amended its complaint alleging, among other things, that it had elected to accelerate its senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, we, our equity holders and the trustee of the indentures governing our senior notes due 2006 and 2009 moved to dismiss WRH’s amended complaint. On February 23, 2006 the litigation was transferred to a new judge, who issued an order on March 16, 2006 suggesting the possibility to WRH to file a second amended complaint on or before April 28, 2006; if WRH so elects, the defendants will be permitted to amend their prior motion to dismiss. See Risk Factors “A holder of our senior notes due 2009 commenced a legal action against us in the United States alleging, among other things, that our senior notes due 2009 have been accelerated”.

Concurso Mercantil

On October 6, 2003, Eximius Capital Funding, Ltd. (“Eximius”), an entity related to WRH, filed a request for an insolvency declaration and a Concurso Mercantil (a Mexican reorganization proceeding) under the Ley de Concursos Mercantiles (the “LCM”) against us.

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

On June 9, 2005, the Court of Appeals confirmed the judgment of the Federal District Judge, stating that we do not meet any of the statutory presumptions of the Business Reorganization Act requested by Eximius, and therefore do not meet the financial test to be placed in a Concurso Mercantil. This resolution puts an end to the suit in Mexico and regards the principal matter in question as concluded. The resolution also oblige Eximius to pay any Court fees and expenses, including legal and experts fees. We are determining in Court the specific amount to be paid by Eximius.

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

The Mexican Telecom industry is highly influenced by various US industry trends, such as:

•	the growth in broadband access;

•	the convergence of services and industries, as evidenced by the introduction of voice and data bundles in the market;

•	multi-service IP services, such as Virtual Private Networks; and

•	mobile services.

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of contractual obligations

	(in millions of Pesos) (1)
	Payments due in period
Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (2)	5,231	860	2,454	1,917	—
Vendor and capital lease financing (3)	81	49	32	—	—
Operating lease obligation	493	66	204	147	76
Purchase obligations (4)	111	111	—	—	—
Total	5,916	1,086	2,690	2,064	76

(1)	Calculated based on an exchange rate of Ps. 10.63 per U.S. dollar, the noon buying rate as provided by The Federal Reserve Bank of New York on December 30, 2005.

(2)	Notes interest and principal.

(3)	Hewlett Packard Operations México (HP), The Capita Corporation de México (CIT) and CSI Leasing México (CSI) financing facilities.

(4)	Maintenance contracts.

Item 6.	Directors, Senior Management and Employees.

A. Directors and senior management

Biographies of Senior Management

Rolando Zubirán Shetler (53) is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us in January 1, 1999. He has served as President and General Manager of Ericsson in Argentina, as Managing Director of Sistemas Ericsson in Mexico, as Managing Director of Ericsson Business Communications in Brazil and various other positions in business planning. Mr. Zubirán holds a Bachelor of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México and a Master of Science Degree in Operations Research from the University of Southern California.

Bernardo García (47) is the Vice-President of our Consumer Small Business Market. Mr. García has been with us since our start in 1996 and has held several positions, including marketing director, enterprise sales director and commercial strategy director. Before joining us, he also served in several positions in Grupo Alfa, including one in the team that negotiated the joint venture agreement with AT&T to form our company. Mr. García holds a Bachelor’s Degree in Industrial and Systems Engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey, a Masters Degree in International Trade from Universidad de Monterrey and an MBA from IMD in Switzerland.

Eduardo Morali (53) is the Vice-President of our Business Market Unit. He joined us in 2000 and has over 25 years of experience in the Information Technology Industry. He has served as President and Chief Executive Officer of NCR Mexico and as Vice President of Latin American sales of the Computer Systems Group of NCR Corporation. He also served in IBM de Mexico as Sales Manager of the Financial Sector, as Sales Manager of the South East territory, as Marketing Plans & Control Manager and as Business Financial Manager. Mr. Morali holds a Bachelor’s Degree in Business Administration from Universidad La Salle and a Degree in Finance from Instituto Tecnológico Autónomo de Mexico.

Raúl Ortega (49) is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications, as well as trade politics, policy and regulation in the U.S. and Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with

Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C. He holds accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen (53) is our Chief Operations and Systems Officer. Mr. Irigoyen has over 20 years of human resources experience in various Alfa subsidiaries and corporate organizations. Mr. Irigoyen’s expertise is focused in the areas of labor relations and compensation. Prior to his assignment with us, he served as Director of Administrative Staff and Services at Alfa’s Corporate Headquarters where he held various managerial positions in Human Resources. Mr. Irigoyen joined us in 1996. Mr. Irigoyen has a Bachelor of Science Degree in Mechanical Engineering from the Universidad Autónoma de Nuevo León, a Master of Science Degree in Economics, majoring in Human Resources Administration, from the University of Utah, and he attended the Instituto para la Alta Dirección de Empresas. He has also been a consultant at the Instituto Tecnológico de Estudios Superiores de Monterrey and at the Universidad Autónoma de Nuevo León.

Patricio de la Garza (51) is our Chief Financial and Administrative Officer. Mr. de la Garza has over 20 years of experience in services and finance. Prior to his assignment with us, he worked for 10 years at Grupo Alfa where he held various managerial positions. Mr. de la Garza has been with us since our inception in 1995, starting as Treasurer, and his responsibilities included our notes issuance. Mr. de la Garza has a Bachelor of Accounting Degree and an MBA from the Instituto Tecnológico de Estudios Superiores de Monterrey. He also attended the Instituto para la Alta Dirección de Empresas.

Biographies of Directors

Armando Garza Sada (48) is the President of the Board of Directors of Alestra and currently is the Corporate Development President for Alfa. Prior to taking his current position, Mr. Garza was President of Sigma from 1993-1999. Before Sigma, he held other executive positions, including Vice-President of Planning in Alfa’s holding company and President of Polioles and Selther. Mr. Garza is a member of the Board of Alfa, Femsa, Coca Cola Femsa, Gigante, Lamosa, Liverpool, MVS, Pyosa, Farmacias Benavides, ITESM and Vitro Vidrio Plano. He served as Chairman of CAINTRA (Nuevo Leon Chamber of the Manufacturing Industry) and CEESP (a private sector economic think-tank). He is also a member of the Board of CCE (Corporate Coordination Council), the Stanford Business School Alumni Association, Rabobank’s North American Agribusiness Advisory Board, and the Dean’s Advisory Council of MIT’s Sloan School of Management. Mr. Garza has a B.S. in Management from the Massachusetts Institute of Technology and a MBA from the Stanford Graduate School of Business.

Mr. Garza, who is a nominee of Onexa, has been a director of Alestra since October, 2001.

Alejandro Elizondo Barragán (53) is the Chief Financial and Planning Officer for ALFA. Prior to taking his current position, Mr. Elizondo was the Chief Executive Officer of Hylsamex. He has over 30 years experience in ALFA where he has held various executive positions. Mr. Elizondo is a member of the Board of Directors of Embotelladoras Arca, Hylsamex and Banco Regional de Monterrey. He has a Bachelor´s Degree in Mechanical Engineering from the Instituto Tecnológico de Monterrey and a MBA from Harvard University.

Mr. Elizondo, who is a nominee of Onexa, has been a director of Alestra since March, 2006.

Jorge Bustamante García Moreno (51) is the Treasurer for ALFA. He has held several positions, including the Vice-President of Finance and Planning, at different subsidiaries of ALFA, specifically at Nemak, Alestra, DAK Amerikas, AKRA and Versax. Mr. Bustamante obtained his Bachelor’s Degree in Actuarial Sciences from the Anáhuac University. He holds a Master Degree from Standford University and also a Master Degree from the Insead.

Mr. Bustamante, who is a nominee of Onexa, has been a director of Alestra since April, 2001.

Gerardo Gimeno Griño (47) is the Vice-President of the Risk Management and Credit Collection Department of the Financial Group BBVA. Prior to this positions, Mr. Gimeno has held several positions at BBVA, including Vice-President of the Risk Department in Cataluña, Vice-President of the Credit Risk for the Central Administration, Vice-President of the Frankfurt branch in Germany, among others. He has studies of the PhD Degree in Economics and Business Sciences from the Barcelona University and has received a “Top Management” diploma from the IESE and also from the ESADE.

Mr. Gimeno, who is a nominee of Onexa, has been a director of Alestra since September, 2005.

Héctor Rangel Domene (58) joined Grupo Financiero BBVA Bancomer in 1991 and since that date has headed the International Division, the Corporate and Investment Bank, and the Electronic Banking Division, among others. As of October 2004, he is Chairman of the Board of Grupo Financiero BBVA Bancomer and its subsidiaries. Mr. Rangel is also member of the Board of Directors of Grupo Industrial Maseca S.A. and Universidad Iberoamericana A.C. He obtained his Bachelor’s Degree in Industrial Engineering from Purdue University and a MBA from Stanford University.

Mr. Rangel, who is a nominee of Onexa, has been a director of Alestra since December, 2004.

Michael G. Antieri (49) is the Group Executive of Product Management at AT&T. He is responsible for driving world-class capability development and service realization for AT&T’s product portfolio. This includes the full portfolio of global products, enterprise networking, integrated service and network products, and IT and application networking capabilities.

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

Geoffrey Stephen Webster (39) as Vice-President, Commercial, of AT&T Global Services, Mr. Webster has overall responsibility for all AT&T’s non-U.S. commercial activities. These activities include managing the investments in, and the commercial interfaces with, Alestra, AT&T Latin America, Navlink and the Shanghai Symphony Telecom Pudong venture, as well as executing and managing future international investments as the new international strategies unfold. Prior to the formal launch of Concert as the AT&T BT global joint venture in January 2000, Mr. Webster served as Chief Counsel for the predecessor Concert organization. During much of his time with Concert, he also managed the business interface with MCI WorldCom. Mr. Webster is a graduate of the Law School at the University of Bristol in the U.K. and is a member of the English Law Society.

Mr. Webster, who is a nominee of AT&T Telecom Mexico, has been a director of Alestra since March, 2002.

Eric R. Weinbrom (44) is the Financial Vice-President, Business Planning and International, responsible for financial planning and analysis for the AT&T Business Services enterprise. His responsibilities include preparing the annual operating budget and monthly outlook forecasts, as well as preparing ad hoc analyses of results and other opportunities to improve performance. In addition to managing FP&A activities, he remains responsible for all financial and statutory compliance for AT&T’s international operations. Mr. Weinbrom is a graduate of the Pennsylvania State University with a B.S. in Health Planning and Administration. He also holds a Master Degree in Finance from Xavier University and a graduate certificate in Accounting from Fairleigh Dickinson University.

Mr. Weinbrom, who is a nominee of AT&T Telecom Mexico, has been a full director of Alestra since December, 2004 and an alternate since January, 2004.

Phillip Johnson is the Regional Vice President, Southwest Region at AT&T. Mr. Johnson leads the Southwest Region of AT&T’s retail sales teams, including the states of Texas and Oklahoma. His organization provides a full range of networking, integration and IT solutions, including voice, local, data, Internet, hosting, managed services, professional services and outsourcing. Mr. Johnson began his career with AT&T in 1985 as an Account Executive, Financial Services in New York City. Since then, he has held a variety of assignments including network operations, product management, marketing, and sales management.

Mr. Johnson is a member of the Dallas Chamber of Commerce Technology Council and has served on the Trustee Board of the Houston Grand Opera, the Board of Directors of the Galleria Chamber of Commerce and the Economic Development Advisory Committee for the Greater Houston Partnership. He received his Bachelor of Arts, History, from C.W. Post College, Long Island University, Brookville, New York and a Master of Business Administration, Management, from Our Lady of the Lake University, San Antonio, Texas.

Mr. Johnson, who is a nominee of AT&T Telecom Mexico, has been a director of Alestra since March, 2006.

B. Compensation

For the year ended December 31, 2005, we paid aggregate annual compensation of approximately Ps.35.3 million to our executive officers as a group for services in all capacities. As of December 31, 2005, we have accrued pension benefit and similar liabilities of Ps.103.8 million.

We annually pay a performance bonus of up to four month’s salary to our officers and up to two month’s salary to our managers. The amount is determined by our results and individual performance, which is determined by our Board of Directors. Individual objectives are established at the beginning of the year and are evaluated in January of the following year.

C. Board Practices

Our direct equity holders are AT&T Telecom Mexico and Onexa. Under the amended joint venture agreement, the number of directors on our board of directors is fixed at nine. AT&T Telecom Mexico may nominate four of these directors, while Onexa may nominate the remaining five. Unless otherwise provided in our JVA or our by-laws any vote by the board of directors requires a majority for approval, except that the affirmative vote of at least one director appointed by each of the holders of the series A social part and the series B social part shall be required for the election of the Secretary and alternate Secretary and the approval of any matter decided by the Board relating to a decision that we should commence bankruptcy, liquidation or similar proceedings. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office. In addition, we have no service contracts that provide for benefits upon termination of employment. The period during which each director has served on Alestra’s board is set forth at Item 6. “Directors, Senior Management and Employees - A. Directors and senior management - Biographies of Directors”.

We currently do not have a separate audit committee. We are not required under the Sarbanes-Oxley Act of 2002, to have a separate audit committee as we delisted from The New York Stock Exchange.

D. Employees

At December 31, 2005, we employed 1,933 people through our only subsidiary, Servicios Alestra, S.A. de C.V. Our employees are distributed as follows:

Direction	Employees
Officers and Staff	10
Administration	133
Human Resources	36
Engineering and Operations	363
Business Sale Unit	458
Residential Sale Unit	786
Systems	98
Strategic Planning	10
Legal and Government Relations	34
Communications	5
Total	1,933

In addition, Servicios Alestra, S.A. de C.V. has also contracted with third-party agencies for the services less than 190 additional temporary employees. Only one labor union, Sindicato Nacional de Trabajadores del Transporte Público y Comunicaciones (National Union of Workers of Public Transportation and Communications), which operates as an autonomous workers union, represents our employees. It represents less than 100 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages and our management believes that our relationship with our employees and the union is good.

E. Share Ownership

Not applicable.

Item 7.	Major shareholders and related party transactions.

A. Major Shareholders

We are owned 49% by the New AT&T and 51% by Onexa. Onexa is owned by Alfa and BBVA Bancomer. The New AT&T holds its equity in us through its subsidiary AT&T Telecom Mexico.

On November 14, 2000, we restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Telecom Mexico holds 49% of the N stock and Onexa holds the other 51%. Onexa continues to hold 100% of the Series A shares and AT&T Telecom Mexico continues to hold 100% of the B shares. As of December 31, 2005, AT&T Mexico holds 578,859,772 shares of our common and N stock and Onexa holds 602,486,701 shares of our common and N stock.

Alfa is one of Mexico’s largest conglomerates. It comprises four groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, processed food, auto parts and telecommunications. As of December 31, 2005, Alfa’s total assets amounted to Ps.63.3 billion, with annual sales of Ps.69.3 billion and operating income of Ps.6.6 billion.

The New AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. The New AT&T runs the largest, most sophisticated communications network in the U.S., backed by the research and development capabilities of the New AT&T Labs. A leading supplier of data, internet and managed services for the public and private sectors, the New AT&T offers outsourcing and consulting to large businesses and government. The New AT&T is a market leader in local, long distance and internet services, as well as transaction-based services like prepaid cards, collect calling and directory assistance. On January 31, 2005, AT&T Corp. and SBC announced that their boards had approved a deal under which SBC will acquire AT&T Corp., and on November 17, 2005, the New AT&T completed its acquisition of AT&T Corp. See “Item 3. Key Information – D. Risk Factors – Factors Relating to us – The SBC Communications acquisition of AT&T Corp. could have a material adverse effect on our operations and our financial results”.

Grupo Financiero BBVA Bancomer (BBVA Bancomer or the Group) is the leading private financial institution in Mexico. It employs 31,199 people and is the largest bank in Latin America in terms of deposits and customer base, with total assets of 572,951 million pesos as of December 31, 2005. The Group’s main subsidiary is Bancomer, a leading banking institution with 1,718 branches operating under a universal banking concept. Bancomer offers products and services to more than 12.2 million clients through a segment network distribution. Additionally, the Group has diversified income sources with non-banking subsidiaries involved in mutual funds, annuities, pension funds, insurance, brokerage, money remittances and asset management. In June 2002, BBVA Bancomer became an affiliate holding company of Banco Bilbao Vizcaya Argentaria (BBVA), a leading financial group in Spain. BBVA has 94,681 employees and caters to 33 million clients in 37 countries through a network of 7,410 offices mainly in Europe and Latin America.

Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals. Onexa, a Mexican national, holds 51% of our voting equity.

We have entered into a joint venture agreement with our equity holders, AT&T Corp., Alfa, Onexa and Bancomer, and have adopted certain bylaws which govern the relationship between the equity holders and us.

As part of the senior notes restructuring, on November 17, 2003 our equity holders resolved to increase the variable portion of our capital stock by $100 million Ps.1,117.6 million, which was subscribed and paid for by each equity holder in proportion to its participation in the capital of the company, i.e., 51% by Onexa and 49% by AT&T Corp.

In order to reconcile our capital with Mexican GAAP, reflect inflationary gain, and absorb accumulated losses, on December 1, 2003 our equity holders resolved to (i) reclassify the balance as of December 31, 2002 of our restatement of capital stock account into the variable portion of our capital stock in the amount of Ps.4,844.4 million, and (ii) reduce the variable portion of the capital stock for Ps.8,860.3 million and Ps.1,291.8 million by reclassifying these amounts from our accumulated deficit account and our accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Onexa and 49% on AT&T Corp. These transactions did not represent a contribution or payment to the equity holders.

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

Our shareholder’s joint venture agreement provides that our shareholders, subject to their vote and to applicable provisions of our senior notes due 2009 (or any of our other indebtedness restricting our ability to pay dividends), have agreed to declare annual distributions of fifty percent of our after tax net income, determined in accordance with Mexican GAAP. Notwithstanding the foregoing, we will declare distributions only (x) in an amount which does not exceed the lesser of (i) earnings on which Mexican taxes have been paid so that no additional Mexican tax is payable as a result of the distribution, and (ii) our net cash flow, (y) after such time as all scheduled capital contributions have been made and (z) after all requirements of Mexican law for the declaration and payment thereof have been satisfied. As of today, we have not declared any dividends.

B. Significant changes

Not Applicable

Item 9.	The Offer and Listing.

A. Offer and listing details

Not applicable.

B. Plan of distribution

Not applicable.

C. Markets

Our senior notes due 2006 and 2009 are listed on the Freiverkehr (Regulated Unofficial Market) of the Frankfurt Stock Exchange. Our senior notes due 2010 are listed on the Luxembourg Stock Exchange.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable

F. Expenses of the issue

Not applicable.

Item 10.	Additional Information.

A. Share capital

Not applicable.

B. Memorandum and articles of association

Our deed of incorporation and bylaws were previously filed as Exhibit 3.1 on Form F-4, Registration No.333-11084 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 1999 (our “Registration Statement”). Our bylaws were amended by the minutes to the General Partners’ Meeting on November 14, 2000, which were filed as Exhibit 3.2 to Form F-4, Registration No.333-100075 filed with the SEC on February 12, 2003. Our bylaws were further amended by the minutes to the General Partners’ Meeting on November 4, 2005, which are being filed as part of this Form 20-F as Exhibit 1.3. Our joint venture agreement was filed as Exhibit 10.1 to the Registration Statement. Our joint venture was further amended on November 30, 2005, which amendment is being filed as part of this Form 20-F as Exhibit 4.1. The following discussion and Item 6 above summarize some of the important aspects of our joint venture agreement and our bylaws.

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

We have issued and outstanding three classes of common stock. Class A and Class B have full economic and voting rights. Class N has limited voting rights as described in (b) above. Class A stock may only be held by Mexican investors. Unlike in the United States where there are no such limits, as discussed above, Mexican nationals must always control at least 51.0% of our voting stock. Class B and N stock may be held by any investor of any nationality. The three classes of stock have no par value.

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

Except as provided for in the amended joint venture agreement and in our by-laws for the transmission of stock by our shareholders as permitted in clause 11 of the amended by-laws or with respect to a merger or acquisition of a company by us, and as described in the following paragraphs, a shareholder may sell or otherwise dispose of its stock only upon approval of the other shareholders, and approval may be withheld without cause. Also, as discussed above, Mexican law currently restricts foreign ownership to 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services. This impedes a change of control brought about by a purchase of stock by a non-Mexican national. For a detailed reference as to how our shareholders may transfer their stock please refer to the amendment of the joint venture or the amendment to our by-laws.

Each shareholder may cause an indirect transfer of its stock to a financially qualified buyer without the prior consent of the remaining partner(s), provided that (i) any such transfer complies with the applicable provisions of amended joint venture agreement, (ii) the transferee is not a telecom competitor, Telmex or America Movil or an affiliate of a telecom competitor, Telmex or America Movil or any person acting on behalf of or deliberately in concert with a telecom competitor, Telmex or America Movil; (iii) the transferee is eligible under Mexican law to hold the social part; and (iv) the transferee agrees to be bound by all of the provisions of the amended joint venture agreement, as if such transferee had been an original party to such agreement.

Any additional interest in Telmex or America Movil acquired by New AT&T, shall not constitute an Acquisition of Control (as defined in our joint venture as amended) or be subject to the provisions of the amended joint venture agreement.

So long as New AT&T has the right to designate at least one member to the board of directors or the executive committee of Telmex or America Movil, the New AT&T has agreed that none of the individuals nominated to serve as the New AT&T’s representatives on the board of directors or steering committee shall have any direct or indirect responsibility for New AT&T’s relationship with Telmex or America Movil or serve (or for twenty-four (24) months after serving on our board of directors serve) on either the Telmex or America Movil board of directors or executive committee. In addition, New AT&T shall establish and enforce a policy against the transfer of non-public information about us to Telmex or America Movil.

Class N shareholders are allowed to attend shareholders meetings and exercise their voting rights if any of the following matters are contemplated:

•	extension of our term of duration,

•	our anticipated dissolution,

•	change of our corporate purpose,

•	change of our corporate form, and

•	our merger with another company.

All of the resolutions taken at a shareholders’ meeting regarding the above-mentioned matters require a quorum of 51% of our Class A stockholders and 51% of our Class B stockholders.

Shareholder meetings. Shareholder meetings can be called by:

•	the Board of Directors, in which case the signature of the Secretary of the Board is required,

•	any of the members of the Board of Directors,

•	the examiner, or

•	shareholders representing at least 26% of the Class A or Class B stock.

At these meetings, our shareholders may:

•	examine our annual report, and determine the direction we will take the following year,

•	decide upon the application of the results of operation,

•	elect the chairman of the Board of Directors,

•	resolve to redeem stock with income that, according to law, may be used to pay dividends,

•	name our Chief Executive Officer and examiner,

•	decide the issuance of preferred stock,

•	decide to increase or reduce our fixed or variable capital,

•	pay dividends, if any,

•	approve changes to our bylaws,

•	determine our dissolution, if applicable,

•	permit the issuance of bonds,

•	approve the admission of new shareholders, except for transmission of stock permitted in clause 11 of the amended by-laws or with respect to a merger or acquisition of a company by us,

•	approve the execution or modification of any transaction not exceeding $3 million with any shareholder or a holding of a shareholder or an affiliate of either such entity, but in no event shall we enter into a transaction with a shareholder or any of its affiliates if the effect thereof is to materially and adversely affect the series B shareholder or adversely affect any contractual right of the series B shareholder or its affiliates,

•	approve annual financial statements with or without audit,

•	approve any incentive, deferred compensation or any similar compensation plan for the Chief Executive Officer and any other executive,

•	approve or modify the authority delegated to the Chief Executive Officer,

•	decide to introduce any service outside Mexico, provided that we can offer voice services over internet in any way as authorized by our shareholders,

•	resolve waiver of non-competition obligations of shareholders,

•	subject to clause 6 paragraph VI and to the provisions set forth in clause 15 subsection 28 of our by-laws, decide to acquire a competing business or strategic service and set the purchase price,

•	modify our financial policy,

•	subject to clause 6 paragraph VI and to the provisions set forth in clause 15 subsection 33 of our by-laws, approve the entry into a transaction involving an acquisition of any other person or certain assets,

•	resolve the amendment of any concession granted which results in an additional restriction of our operating conditions or which imposes additional risk or potential liability for our shareholders,

•	create subsidiaries and amend their bylaws, and

•	discuss and approve decisions relating to the exercise of corporate rights at shareholder meetings of subsidiaries.

Certain provisions set forth above (clause 15 of the by-laws) shall not be applicable if an affiliate of our shareholder with a position in series B ceases to have the right to designate at least one member to the board of directors or the executive committee of Telmex or America Movil, and certain provisions are set forth in clause 15 of the by-laws for each of these provisions which may become non applicable. For a detailed reference of these provisions please refer to clause 15 of our by-laws.

Certain AT&T Corp. rights or obligations included in the amended by-laws and in the amended joint venture, are contingent to, and therefore shall be null and void and shall not be enforceable if New AT&T no longer has the right to designate at least one member of the board of directors or executive committee of Telmex or America Movil and neither New AT&T nor any of New AT&T’s Affiliates are (at the time of the determination) seeking, or planning to seek, new customers for the same telecommunications services jointly with Telmex within the Territory that are directly substitutable for those services that we provide.

C. Material contracts

After November 18, 2005, following the AT&T Acquisition, we and our shareholders amended our Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) to modify our corporate governance and certain other provisions. We also amended the Amended and Restated Service Mark License Agreement between AT&T Corp. and us (the “Service Mark License Agreement”), the AT&T Global Network Cooperation Agreement between AT&T Corp. and us (the “AGN Agreement”) and our bylaws (the “Bylaws”).

Governance Provisions

We and our shareholders amended the Joint Venture Agreement and the Bylaws to eliminate the requirement that certain corporate actions only be taken on the affirmative vote of each of the partners. The affirmative vote of each of the partners is no longer required for, among other things:

•	the approval or modification of our annual budget or business plan,

•	the making of significant capital expenditures,

•	the election or removal of our chief executive officer,

•	the entering into modification or termination of material contracts,

•	any change in regulatory policy,

•	the approval of grants under any compensation plan for our chief executive officer and other executive officers (although adoption or modification of the underlying plans is still subject to approval by an affirmative vote of each of the partners).

As a result of the amendment, our board of directors now has the authority to take the actions described above. In addition, our board of directors may now take action by a simple majority, subject to certain limited exceptions that require the affirmative vote of at least one board member of each of our partners.

Service Mark License Agreement

The term of the Service Mark License Agreement has been extended. Under the amended Service Mark License Agreement, for a period of 18 months from the date of the consummation of the AT&T Acquisition, subject to our achieving certain milestones, we may continue to use the AT&T brand name. If we develop or license new marks during that 18-month period, then under the amended Service Mark License Agreement we may refer to the AT&T brand name for an additional 18 months. After 24 months from the consummation of the AT&T Acquisition, we may use the AT&T service mark only together with our new service marks, and may use it for reference purposes only and always with the prior approval of AT&T. AT&T Corp. has agreed to waive any royalty fee payments under the Service Mark License Agreement during such period, including 2005 royalty payment if we invest the funds in marketing and developing the new marks during the initial transition period. Under the amended agreement, we now have the flexibility and freedom to develop the new marks for our domestic services. In connection with the provision of AT&T Global Network services (“AGN Services”), we are allowed a limited use of the phrase “AT&T Global Services” on a nonexclusive basis until June 2010.

AGN Agreement

The term of the AGN Agreement has been extended to June 30, 2010. Under the amended AGN Agreement, if our Mexican shareholder, Onexa S.A. de C.V., transfers certain of its interest in us, AT&T Corp.’s obligations under the AGN Agreement will terminate.

Non-Compete Provision

AT&T Corp. has agreed that neither it nor its affiliates (other than jointly or in collaboration with America Móvil, S.A. de C.V., Teléfonos de México, S.A. de C.V. or their affiliates (together, “TAM”) may compete directly with us in Mexico in the offering of certain specified telecommunications services.

However, AT&T Corp. is no longer required to use its best efforts to promote the use of our services in Mexico.

Insulation from Certain New AT&T Affiliates

Due to the interest New AT&T holds in TAM and its affiliates, AT&T Corp. has agreed that, for so long as New AT&T has the right to designate at least one member to the board of directors or the executive committee of TAM:

•	none of the individuals nominated to serve as AT&T Corp.’s representatives on our board of directors or steering committee shall have any direct or indirect responsibility for the New AT&T’s relationship with TAM or serve within twenty-four (24) months of serving on our board of directors on either the TAM board of directors or executive committee; and

•	none of the officers of AT&T Mexico nor any individuals serving on AT&T Mexico’s board of directors shall serve as directors or officers of any New AT&T affiliate holding any interest in TAM.

In addition, the New AT&T must establish and enforce an information policy preventing the transfer of non-public information regarding us to TAM.

Transfer Restrictions

The Joint Venture Agreement has also been amended to permit certain transfers of indirect interests in us to financially qualified buyers who are not our competitors, subject to certain rights of first offer. Under certain conditions, there are drag-along rights (that can require the sale of 100% of us) and tag-along rights (that permit the other owner to join in the transfer).

Certain Purchase and Financial Commitments

AT&T Corp. has also agreed that its affiliates will purchase certain telecommunication services from us that generate a cumulative margin after certain third party costs of no less than $164,600,000 (subject to adjustment in certain circumstances) during the period from January 1, 2006 to June 30, 2010, or else AT&T Corp. will pay the amount of deficiency. These financial commitments are guaranteed by the New AT&T should AT&T Corp. default in its obligations. Additionally, if AT&T Corp. fails to meet certain cumulative margin milestones by June 30, 2012, AT&T Mexico will transfer up to 15% of the total equity interests in us to Onexa and, in the event such transfer amounts to 10% or more of our total equity interests, the right to nominate one Series B director of Alestra.

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

Interest

The gross amount of interest (including additional amounts paid in respect of Mexican withholding taxes) accrued or received in respect of the registered senior notes generally will be includible in the gross income of U.S. holders in accordance with their regular method of tax accounting and original issue discount, if any, will be included on a yield to maturity basis. Such income generally will be treated as foreign source income for United States federal income tax purposes. In general, a U.S. holder may elect to claim, subject to certain generally applicable limitations, either a deduction or a credit in computing its United States federal income tax liability for Mexican taxes withheld from interest and from additional amounts paid on the registered senior notes. Interest paid on the registered senior notes will constitute income from sources outside the United States, but, with certain exceptions, for taxable years beginning on or before December 31, 2006, will be “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States Holder under the United States federal income tax laws. For taxable years beginning after December 31, 2006, such income generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income,” for foreign tax credit purposes. The rules relating to the calculation and timing of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend upon a U.S. holder’s particular circumstances.

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

However, if the beneficial owner, either directly or indirectly, individually or jointly with related parties, of more than 5% of the interest derived from the related securities, is any of the following:

•	a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of voting shares of the issuer; or

•	a legal entity 20% of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer, then, the withholding tax rate will be 29% (28% in 2007 and subsequent years).

Notwithstanding the foregoing, under Rule 3.23.8. published in the Diario Oficial de la Federación (the Official Register of the Federation) on May 30, 2005 which is subject to amendment or repeal but is expected to remain in effect until April 30, 2006 (the “Reduced Rate Rule”), payments of interest made where:

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

We do not hold or issue financial instruments for trading purposes.

Interest Rate Risk

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

Foreign Exchange Risk

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses are exposed to foreign currency fluctuations, our financial instruments are more highly impacted. As of December 31, 2005, the amount of senior notes and notes payable denominated in U.S. dollars was Ps.4,160.3 million.

Depreciation of the Peso against the U.S. dollar resulted in increases to our dollar-denominated revenues and expenses as reported in Peso. Conversely, appreciation in the value of the Peso against the U.S. dollar resulted in decreases to U.S. dollar-denominated revenues and expenses as reported in Pesos.

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

From time to time, we assess our exposure and consider opportunities to manage this risk, through, for example, the use of hedging instruments. In order to minimize the exchange rate risk of the Mexican Peso-U.S. dollar, on December 22, 2005 we entered into a currency hedge to minimize the effect of fluctuations in the U.S. dollar/Mexican Peso exchange rate. The hedge will be effective through December 29, 2006.

The potential loss in value of financial instruments held at December 31, 2005 which total Ps.4,160.3 million that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the Peso-dollar exchange rate would have been approximately Ps.416.0 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps.37.3 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness. However, the potential impact of changes in the Peso-dollar exchange rate on interest expense would be mostly offset, due to the U.S. dollar-denominated revenues that are generated by international incoming traffic, and the hedge instruments we entered into mentioned above.

Item 12.	Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15.	Controls and Procedures.

Evaluation of disclosure controls and procedures

The conclusions of our Chief Executive Officer and Chief Financial Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2005, are as follows:

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within required timeframes. Our disclosure controls and procedures include without limitation controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their assessments of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures have functioned effectively and that the consolidated financial statements fairly present our consolidated financial position and the results of our operations for the periods presented.

Changes in internal controls

There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved.

Item 16. A.	Audit Committee Financial Expert

At this time, we do not have an audit committee. Our board of directors has determined that it does not have a financial expert meeting the requirements of Item 16A. We do not have a financial expert in our board of directors because we are a privately owned company and Mexican law does not require us to have a financial expert on our board of directors. See Item 3. “Key Information – D. Risk Factors – Factor relating to the Mexican regulatory environment”.

Item 16. B.	Code of Ethics

We have adopted a code of ethics, as defined in the Sarbanes-Oxley Act, applicable to our employees, principal executive officer, principal financial officer, and principal accounting officer. Our code of ethics is available for consultation at our web site at www.alestra.com.mx.

Item 16. C.	Principal Account Fees and Services

The aggregate fees billed by PricewaterhouseCoopers, S.C., or PwC, Alestra’s independent auditor, for professional services in 2004 and 2005 were as follows:

	(in millions of pesos)
	2004	2005
Audit Fees (1)	Ps. 5.5	Ps. 5.1
Audit – Related Fees (2)	0.6	1.2
Tax Fees (3)	—	—

Total	Ps. 6.1	Ps. 6.3

(1)	Audit fees include fees associated with the annual audit of Alestra’s consolidated financial statements and reviews of Alestra’s quarterly reports for statutory purposes. Audit fees also include fees associated with various audit requirements of Alestra and for reviews of registration statements.

(2)	Audit-related fees include amounts paid to PricewaterhouseCoopers for the audit of Cofetel reports, statutory social security and housing report, transfer pricing and other statutory reports.

(3)	Tax fees include fees principally incurred for assistance with compliance matters.

Item 16. D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16. E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. and 18.	Financial Statements.

See pages F-1 through F-41 incorporated herein by reference.

Item 19. Exhibits.

1.1	Deed of Incorporation and By-Laws (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

1.2	Amendment to the Deed of Incorporation and By-Laws dated November 14, 2000 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-100075 on February 12, 2003).

1.3	Amendment to the By-Laws dated November 4, 2005.

4.1	Addendum to the Second Amended and Restated Joint Venture Agreement, dated November 30, 2005.

4.2	Addendum to the Amended and Restated Service Mark License Agreement, dated November 30, 2005.

4.3	Addendum to the AT&T Global Network Cooperation Agreement, dated November 30, 2005.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Alestra, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Alestra, S. de R. L. de C. V. and Subsidiary (the “Company”), as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2003, 2004 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alestra, S. de R. L. de C. V. and its subsidiary, as of December 31, 2004 and 2005, and the consolidated results of their operations, changes in stockholders’ equity and changes in their financial position for the years ended December 31, 2003, 2004 and 2005, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

PricewaterhouseCoopers S.C.

Monterrey, Nuevo León, México

March 30, 2006

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2005)

	2004		2005
Assets
Current Assets:
Cash and cash equivalents	Ps	654,965	Ps	920,386
Trade receivables, net (Note 4)		373,014		353,899
Due from affiliates and other related parties (Note 5)		142,631		223,716
Recoverable taxes		3,478		232
Other receivables		48,143		49,196
Prepaid expenses (Note 6)		21,744		35,966
Other current assets		—		21,422

Total current assets		1,243,975		1,604,817
Property and equipment, net (Note 7)		5,833,474		5,240,358
Deferred charges, net (Note 8)		919,165		643,769
Intangible asset derived from the actuarial computation of labor obligation (Note 11)		—		20,788

Total assets	Ps	7,996,614	Ps	7,509,732

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable to Telmex and other carriers	Ps	134,858	Ps	196,499
Other accounts payable		114,363		212,514
Senior notes (Notes 2 and 10)		—		527,555
Notes payable and capital leases (Note 9)		31,778		46,689
Due to affiliates and other related parties (Note 5)		122,844		113,680
Other accounts payable and accrued expenses		285,424		183,126

Total current liabilities		689,267		1,280,063
Long-term liabilities:
Senior notes (Notes 2 and 10)		4,507,212		3,554,642
Notes payable and capital leases (Note 9)		34,749		31,411
Due to affiliates and other related parties (Note 5)		146,865		181,853
Estimated liabilities for seniority premiums and pension plans (Note 11)		69,128		103,824

Total liabilities		5,447,221		5,151,793

STOCKHOLDERS’ EQUITY (Note 12):
Majority interest:
Nominal capital stock		1,181,346		1,181,346
Restatement of capital stock		110,718		110,718

Contributed capital		1,292,064		1,292,064
Retained earnings		1,257,327		1,066,426

Total majority interest		2,549,391		2,358,490
Total minority interest		2		(551)

Total stockholders’ equity		2,549,393		2,357,939
CONTINGENCIES AND COMMITMENTS (Note 13)

Total liabilities and stockholders’ equity	Ps	7,996,614	Ps	7,509,732

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2005)

	2003		2004		2005
REVENUES (Note 14)
Long distance services	Ps	4,587,144	Ps	3,359,795	Ps	2,155,920
Data, internet and local services		1,417,200		1,670,289		1,915,114

		6,004,344		5,030,084		4,071,034
OPERATING EXPENSES:
Cost of services (excluding depreciation – Note 14)
Long distance services		(2,771,724)		(2,030,180)		(1,055,362)
Data, internet and local services		(338,234)		(395,222)		(484,640)

		(3,109,958)		(2,425,402)		(1,540,002)
Administration, selling and other operating expenses		(1,606,742)		(1,473,059)		(1,413,208)
Depreciation and amortization		(966,820)		(944,320)		(941,083)

Operating gain		320,824		187,303		176,741

COMPREHENSIVE FINANCIAL RESULT:
Interest expense (Note 17)		(720,130)		(476,448)		(452,058)
Interest income		7,388		17,246		32,106
Exchange (loss) gain, net		(645,364)		(3,895)		191,103
Gain from monetary position, net		286,796		221,758		121,206

		(1,071,310)		(241,339)		(107,643)

SPECIAL ITEM (Note 17)		1,638,815		—		—
OTHER INCOME (EXPENSES), NET (Note 5-h)		108,076		(28,998)		(17,810)

Gain (loss) before provision for asset tax		996,405		(83,034)		51,288
Asset tax (Note 16)		(4,186)		(4,132)		(3,105)

Net consolidated income (loss) (Note 12)		992,219		(87,166)		48,183

Net loss corresponding to minority interest		—		—		205

Net income (loss) of majority interest	Ps	992,219	(Ps	87,166)	Ps	48,388

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2005)

						Accumulated (deficit) income
	Capital stock				Restatement of capital stock	(Deficit) gain from restatement	Effect on equity from labor obligations	Net income (loss) of the year	Majority Interest	Minority interest		Total Stockholders’ equity
	Fixed		Variable
Balance at December 31, 2002	Ps	300	Ps	5,371,086	Ps 4,852,713	(Ps1,291,751)	Ps —	(Ps8,860,269)	Ps 72,079	Ps	2	Ps 72,081
Changes in 2003:
Increases in variable capital stock				1,117,571	102,414				1,219,985			1,219,985
Decrease in capital stock applied against accumulated deficit from restatement and accumulated losses as of December 31, 2003				(5,307,611)	(4,844,409)	1,291,751		8,860,269	—		—	—
Net income								992,219	992,219			992,219
Gain from restatement		—		—	—	385,845		—	385,845		—	385,845

Comprehensive income		—		—	—	385,845	—	992,219	1,378,064		—	1,378,064

Balance at December 31, 2003		300		1,181,046	110,718	385,845	—	992,219	2,670,128		2	2,670,130
Changes in 2004:
Net loss		—		—	—	—		(87,166)	(87,166)		—	(87,166)
Deficit from restatement		—		—	—	(33,571)		—	(33,571)		—	(33,571)

Comprehensive loss		—		—	—	(33,571)	—	(87,166)	(120,737)		—	(120,737)

Balance at December 31, 2004		300		1,181,046	110,718	352,274	—	905,053	2,549,391		2	2,549,393
Changes in 2005:
Net income		—		—	—	—		48,388	48,388		(205)	48,183
Additional minimum pension liability							2,741		2,741			2,741
Deficit from restatement		—		—	—	(242,030)	—	—	(242,030)		(348)	(242,378)

Comprehensive loss		—		—	—	(242,030)	2,741	48,388	(190,901)		(553)	(191,454)

Balance at December 31, 2005		Ps300		Ps1,181,046	Ps 110,718	Ps 110,244	Ps2,741	Ps 953,441	Ps2,358,490		(Ps551)	Ps2,357,939

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2005)

	2003	2004	2005
OPERATING ACTIVITIES:
Net income (loss)	Ps 992,219	(Ps87,166)	Ps 48,388
Adjustments to reconcile net income (loss) to resources (used in) provided by operating activities:
Special item (Note 17)	(1,638,815)	—	—
Cost of labor obligations	10,749	10,772	13,852
Amortization of capitalized expenses from issuance of senior notes	140,866	26,750	27,098
Depreciation and amortization	966,820	944,320	941,083

	471,839	894,676	1,030,421
Changes in working capital:
Trade receivables, net	48,812	138,628	19,115
Due from affiliates and other related parties	106,211	(43,830)	(81,085)
Recoverable taxes and other receivables	(9,076)	2,609	1,987
Prepaid expenses	4,673	(3,451)	(14,222)
Accounts payable to Telmex and other carriers	(259,106)	(97,531)	159,792
Due to affiliates and other related parties	45,333	122,522	25,824
Intangible asset and other current assets	—	—	(21,422)
Other accounts payable and expenses accrued	270,282	(67,007)	(102,470)

Resources provided by operating activities	678,968	946,616	1,017,940

INVESTING ACTIVITIES:
Purchase of property and equipment	(256,655)	(383,683)	(298,467)
Deferred charges	(11,305)	(30,054)	(13,512)

Resources used in investing activities	(267,960)	(413,737)	(311,979)

FINANCING ACTIVITIES:
Capital contributions	1,219,985	—	—
Decrease of senior notes	(224,316)	(248,591)	(452,113)
Notes payable and capital leases, net	(1,135,587)	(75,887)	11,573

Resources provided by (used in) financing activities	(139,918)	(324,478)	(440,540)

Increase in cash and cash equivalents	271,090	208,401	265,421
Cash and cash equivalents, beginning of period	175,474	446,564	654,965

Cash and cash equivalents, end of period	Ps 446,564	Ps 654,965	Ps 920,386

The accompanying notes are an integral part of these consolidated financial statements.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2004 AND 2005

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2005)

1.	INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. “Onexa” (51%) and AT&T, Inc. (49%). Onexa is owned by Alfa, S. A. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S. A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%).

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. Alestra did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll-out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 200 cities as of December 31, 2005.

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

On November 17, 2005 SBC Communications Inc. (“SBC”), completed the acquisition of AT&T Corp. (the AT&T Acquisition), forming the “New AT&T.”

As a result of the AT&T Acquisition, on November 30, 2005, Alestra and its shareholders amended their Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) to modify corporate governance and certain other provisions. Alestra also amended the Amended and Restated Service Mark License Agreement with AT&T Corp. (the “Service Mark

License Agreement”), the AT&T Global Network Cooperation Agreement between AT&T Corp. and us (the “AGN Agreement”) and its bylaws. Pursuant to the amendments to the Service Mark License Agreement Alestra entered into in connection with the AT&T Acquisition, Alestra is permitted to use the AT&T brand name until November 17, 2008 and to use the phrase AT&T Global Services (AGN Services) for the limited purpose of providing AT&T Global Services within Mexico for the term of the AGN Agreement; provided that Alestra meets certain conditions. During this time, Alestra has an initial 18 month period (the “Initial Transition Period”) in which Alestra covenants to develop, acquire, license or position new service mark for its services. At the end of the Initial Transition Period, in specified circumstances, and if Alestra is in compliance with these requirements, Alestra has an additional 18 month period (the “Extended Transition Period”) where Alestra has limited use of the AT&T service mark. After 24 months of the AT&T Acquisition, Alestra may only use the AT&T service mark together with its new service mark, and may only use it for reference purposes and always with the prior approval from the New AT&T. In connection with the provision the AGN Services, Alestra is allowed a limited use of the phrase “AT&T Global Services” on a nonexclusive basis until June 2010. The license agreement contains provisions allowing the New AT&T to terminate the license agreement in its sole discretion upon certain changes in Alestra´s ownership, if Alestra fails to abide by certain quality control standards, or if Alestra misuses the AT&T brand and in certain other circumstances.

2.	DEBT RESTRUCTURING

During November 2003, the Company successfully concluded the restructuring of its Old Senior Notes. As a result of the debt restructuring, the Company extinguished, pursuant to the exchange and cash tender offers, US$232.9 million and US$254.2 million of its 12.125% and 12.625% Old Senior Notes, respectively, representing 85.5% of the total Old Senior Notes issued. As a consequence, the Company issued Ps3,712,797 (US$304 million) of new senior notes bearing an interest of 8% due in 2010 (the “New Senior Notes”) in exchange of Ps3,487,704 (US$287 million) of the Old Senior Notes and paid Ps1,336,751 (US$110 million) as a cash tender offer to extinguished Ps2,430,455 (US$200 million) of the Old Senior Notes.

In addition, the Company paid Ps182,874,090 (US$16,401,848) of accrued interest to the remaining noteholders of the Old Senior Notes, representing 14.5.%, who did not accept the terms of the Company’s debt restructuring.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation from Mexican GAAP to generally accepted accounting principles in the United States of America (“U.S. GAAP”) is included in Note 20.

Alestra has reclassified certain amounts in prior-period financial statements to conform to the current period’s presentation.

The principal accounting policies followed by the Company are as follows:

a. Basis of presentation

The consolidated financial statements are expressed in Mexican Pesos, denoted by the symbol “Ps”

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, of which Alestra holds 98.00% of the capital stock. All significant intercompany balances and transactions have been eliminated.

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

b. Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”), and determined as follows:

•	The statements of income and changes in stockholders’ equity for the year ended December 31, 2005, were restated applying National Consumer Price Index (“NCPI”) factors from the periods in which the transactions occurred.

•	The statements of changes in financial position present, in constant Mexican Pesos, the resources provided by or used in operating, financing and investing activities.

•	The financial statements of the Company for prior periods have been restated for comparability purposes to the information of the most current period presented; therefore the Company has restated all financial statements to December 31, 2005 purchasing power by applying the rates of inflation as follows:

Year	Inflation rate for the period	Cumulative Inflation rate as of period ended on December 31, 2005
2003	3.98%	12.5%
2004	5.19%	8.52%
2005	3.33%	3.33%

The methodology for the restatement of the financial statements is as follows:

•	Restatement of non-monetary assets:

As set forth in note 3-d, property and equipment, net, is restated using NCPI factors, except for equipment of non-Mexican origin which is restated using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance-sheet date.

•	Restatement of stockholders’ equity:

The restatement of capital stock, contributed capital and accumulated (deficit) income is determined by applying NCPI factors from the dates on which capital was contributed and earnings were generated, and reflects the amounts necessary to maintain the stockholders’ investment at the purchasing power of the original amounts. (Deficit) gain from restatement of capital represents the difference between the cost value of equipment of non-Mexican origin as indicated in the above paragraph and the restated cost value using the NCPI. In 2003, the Company’s stockholders decided to apply the accumulated deficit and the accumulated deficit from restatement against the restatement of capital stock at December 31, 2002 (See Note 12).

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

d. Property and equipment, net (Note 7)

Property and equipment are recorded at acquisition cost and restated using inflation factors derived from the NCPI. In accordance with the Modified Fifth Amendment of Bulletin B-10 (“Fifth Amendment”), property and equipment and the related accumulated depreciation are stated at cost and restated by applying factors derived from the NCPI, except for Telephone network and equipment of non-Mexican origin, which is restated using an index reflecting the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance-sheet date.

The application of the Fifth Amendment resulted in a reduction of Ps33,571 and Ps242,030 in the net book value of non-Mexican origin equipment as of December 31, 2004 and 2005, respectively, which was recorded as a deficit in the restatement of capital (See Note 12).

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

e. Deferred charges, net

Deferred charges are recorded at acquisition cost and restated using inflation factors derived from the NCPI.

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

g. Long-lived assets

The Company evaluates potential impairment loss relating to long-lived assets, primarily property and equipment and pre-operating expenses, by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through discounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future discounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Assets to be disposed of are recorded at the lower of carrying amount or fair value less cost to sell. Testing whether an asset is impaired and for measuring the impairment loss is performed for assets groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

In 2005 and 2004, the Company performed an analysis of long-lived and intangible assets for impairment. In accordance with its analysis, expected future discounted cash flows are higher than the carrying value of the Company’s assets accordingly, the Company has not recognized any impairment loss.

On January 1, 2004 the Company adopted the provisions of Bulletin C-15 “Impairment of Long-Lived Assets and Assets to be Disposed of “ issued by the Mexican Institute of Public Accountants. This Statement contains general standards covering the identification, determination and, where appropriate, recording of losses due to impairment or reduction in value of long-lived assets, tangible or intangible, including goodwill. Due to the fact that the Company had been applying the concepts of this Bulletin before it became effective, its adoption did not have any effect.

h. Revenue recognition

Revenues from domestic and international long distance services are recognized based on minutes of traffic processed by the Company. Revenues from international long distance services into Mexico are recognized on the basis of the international long distance service regulations and the proportional return regulations, these latter were effective until August 2004.

Pursuant to the international long distance regulations, issued by Cofetel, international long distance telephone traffic into and out of Mexico is routed using uniform settlement rates and the proportional return system. Under the proportional return system, incoming calls attempted are divided among Mexican carriers in proportion to the outgoing international traffic in call attempts originated by each of the carriers as determined by a committee composed of all the long distance carriers. During 2003 and 2004, certain incoming international telephone traffic and in calls attempted allocated to the Company pursuant to the proportional return system was processed by Telmex and other long distance carriers.

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

Revenue from international long distance services reflect income obtained under bilateral contracts between the Company and foreign operators, the amounts obtained from clients of the Company in Mexico and until August 11, 2004, the income from the proportional return system described above. The aforementioned bilateral contracts determine the payment rates of the Company to foreign operators for the use of their telephone networks in long distance interconnections invoiced in Mexico and from the foreign operators to the Company for the use of the telephone network of the latter for the interconnection of calls invoiced outside of Mexico. Payment rates subject to these contracts are negotiated with each foreign operator and are recorded by Cofetel.

Telmex, MCI International and AT&T Corp. reached an agreement to reduce the settlement rates between Mexico and the United States for the period from March 1 to December 31, 2003 and for the year 2004. Under this agreement, a differentiated settlement rate scheme was applied, depending on the city of termination in Mexico and the rates were US$0.055, US$0.0850 and US$0.1175 per minute. Mexican carriers paid US$0.055 per minute for traffic terminated in the United States. Cofetel authorized the rates that were used by the Company during 2003 and 2004.

As previously mentioned, the new rules issued by Cofetel in August 2004 eliminated the proportional return system. Effective January 1, 2005, tariffs are directly negotiated with AT&T Corp.

Revenues from installation and related costs are deferred and recognized over the estimated duration of the customer relationship.

Revenues derived from date, internet and local services are billed monthly and are recognized when services are provided.

i. Transactions in foreign currency and exchange differences (Note 18)

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

k. Income taxes and employees’ statutory profit sharing (Note 16)

Income tax and employees’ statutory profit sharing are recorded using the assets and liabilities method with an integral approach. Under this method a deferred tax is recognized for all differences between accounting and tax values of assets and liabilities. Valuation allowances are provided if based upon the weight of available evidence it is more likely than not that some or all the deferred tax assets will not be realizable.

l. Risk concentrations

Financial instruments (see Note 19) which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and receivables from domestic operators.

The Company maintains its cash and cash equivalents with various major financial institutions, including BBVA Bancomer (a related party), and are invested in short-term deposits and money market accounts.

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Company maintains allowances for doubtful accounts based on the expected collectibility of all receivables (see Note 4).

Approximately 91.8%, 83.6% and 72.5% of the Company’s income related to international long distance services for the years ended December 31, 2003, 2004 and 2005, respectively, were generated from telephone traffic exchanged between AT&T Corp. (a related party) and the Company.

In order to service its customers, the Company must interconnect with and use the telephone network of Telmex, the only current provider of local telephone services covering all of Mexico. The interconnection and other surcharge rates the Company must pay Telmex are filed with Cofetel. For the years ended December 31, 2003, 2004 and 2005, interconnection costs amounted to Ps976,104 (including charges related to special projects by Ps93,837), Ps856,210 and Ps697,201, respectively.

m. Pension and seniority premiums (Note 11)

The cost of the employee retirement plans (pension and seniority premiums) that Servicios Alestra has established for its personnel are recognized as expenses of the years in which the services are rendered, in accordance with actuarial studies made by independent experts and in accordance with Bulletin D-3 “Labor Obligations” issued by the Mexican Institute of Public Accountants.

Bulletin D-3 was revised and became effective in 2004 with respect to post-retirement benefits, while the provisions related to valuation and disclosure requirements of severance payments paid to employees upon dismissal were not effective until January 1, 2005. Bulletin D-3’s transitional provisions allow companies to either recognize a cumulative effect of the entire unrecognized severance liability into earnings upon adoption or amortize the initial unrecognized liability over the expected employee relationship period. The Company has opted to amortize the initial liability, which was actuarially determined to be Ps 22,846, over the expected employee relationship period (12.5 years) and for the year ended December 31, 2005, has recognized a charge to earnings amounting to totaling Ps 2,058.

n. Comprehensive income (loss)

The different concepts comprising the capital earned during the year are stated in the statement of changes in stockholders’ equity under the item called comprehensive loss or income.

o. Derivative financial instruments

The Group uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign exchange rates. Under Bulletin C-2, which was effective through December 31, 2004, derivative financial instruments that qualify for hedge accounting are recorded in the balance sheet, on the same basis of the hedged assets or liabilities, and changes in value are recorded in each period in the income statement. Derivative financial instruments that do not qualify for hedge accounting are recorded in the balance sheet at their fair value and changes in the fair value are recorded in each period in the income statement.

In February 2004, the MIPA issued Bulletin C-10, “Derivative Financial Instruments and Hedge Operations”, which become effective on January 1, 2005. Bulletin C-10 establishes accounting and reporting standards requiring that all derivative instruments, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or a liability measured at its fair value. The effect of adopting this Bulletin did not have any material effect on Alestra’s financial position or result of operations.

p. New accounting pronouncements

Beginning June 1, 2004, the Mexican Financial Reporting Standards Board - (CINIF, for its initials in Spanish), assumed the responsibility for setting accounting and reporting standards in Mexico. In compliance with this responsibility and after due exposure in 2004 and 2005, the CINIF issued several Financial Reporting Standards - (NIFs) that will become effective on January 1, 2006.

The main objective of the NIFs is to achieve the maximium possible harmonization and convergence Mexican accounting and reporting standards and regulation practices with International Financial Reporting Standards (IFRS).

The full hierachy of NIFs, in effect beginning January 1, 2006, is as follows:

•	NIFs and Interpretations of NIFs issued by the CINIF.

•	Bulletins issued by the Accounting Principles Board of the Mexican Institute of Public Accountants (IMCP) that have not been modified, replaced or repealed by the new NIFs.

•	The supplementary IFRS that are applicable.

The circulars issued by the Accounting Principles Board will continue to have the status of recommendations and will be part of the NIFs until such time as they are repealed or superseded by NIFs.

Following is a list of the NIFSs issued to date. Being mainly of a general nature, they are not expected to have a significant effect on financial reporting:

NIF A-1 “Structure of Financial Reporting Standards”

NIF A-2 “Basic postulates”

NIF A-3 “User needs and objectives of financial statements”

NIF A-4 “Qualitative features of financial statements”

NIF A-5 “Basic elements of financial statements”

NIF A-6 “Recognition and valuation”

NIF A-7 “Presentation and disclosure”

NIF A-8 “Supplementary”

NIF B-1 “Accounting changes and correction of errors”

4.	TRADE RECEIVABLES, NET

As of December 31, 2004 and 2005, trade receivables, net consist of the following:

	2004		2005
Trade receivables	Ps	440,797	Ps	457,002
Less: allowance for doubtful accounts		(67,783)		(103,103)

	Ps	373,014	Ps	353,899

For the years ended December 31, 2003, 2004 and 2005, the allowance for doubtful accounts is analyzed as follows:

	2003	2004	2005
Balance at beginning of year	(Ps544,854)	(Ps258,974)	(Ps67,783)
Provision charges	(37,348)	(32,662)	(20,825)
Write off of receivables (Nominal value)	316,645	212,909	(16,681)
Restatement effect in constant pesos as of December 31, 2005	6,583	10,944	2,186

Balance at end of year	(Ps258,974)	(Ps67,783)	(Ps103,103)

The Company accounts for an allowance for doubtful accounts based on forecast of the customers’ accounts receivable that will become uncollectible (residential customers 241 days past due and business customers 271 days past due).

5.	ACCOUNTS RECEIVABLE AND PAYABLE AND TRANSACTIONS WITH AFFILIATES AND OTHER RELATED PARTIES

As of December 31, 2004 and 2005, balances due from and due to affiliates and others related parties were as follows:

	2004		2005
Due from:
AT&T Corporation and affiliates	Ps	123,894	Ps	183,399
BBVA Bancomer and affiliates		4,842		3,896
Alfa and affiliates		13,895		36,421

	Ps	142,631	Ps	223,716

Due to:
AT&T Corporation and affiliates	Ps	122,844	Ps	113,680

Short-term accounts payables	Ps	122,844	Ps	113,680

AT&T Corporation and affiliates	Ps	59,879	Ps	74,369
Onexa		86,986		107,484

Long-term accounts payables (1)	Ps	146,865	Ps	181,853

(1)	The Company’s stockholders agreed that fees from administrative services collected by Onexa and AT&T from the Company be accrued on an annual basis but payable until 2007, in order to increase liquidity and as part of the financial restructuring process.

During 2003, 2004 and 2005, the main transactions carried out with affiliates and other related parties were as follows:

	2003		2004		2005
International long distance settlement revenue (a)	Ps	2,996,366	Ps	1,909,804	Ps	854,469
International long distance settlement cost (a)		1,888,518		1,156,552		264,249
Administrative services received (b)		41,616		65,337		59,340
Internet services costs (c)		3,819		55,228		53,981
Interest income (d)		2,530		4,199		3,706
Trade and service marks license fee (e)		35,904		35,904		32,133
Technical services expenses (f)		4,904		—		485
Rent expense (g)		3,452		4,260		239
Other income (h)		103,300		—		—

(a)	These amounts represent mainly the income and expenses derived from the liquidation of international traffic between AT&T Corp. and Alestra, as well as the income from data services and local service with other affiliates. The international settlement rates used are in accordance with Note 3-h.

(b)	The Company has entered into several administrative service agreements with Onexa and AT&T Corp. During the year ended December 31, 2003, the Company wrote off approximately Ps29,109 (US$2.5 million) on the conclusion of agreements entered into with AT&T Corp. in relation to a the dispute about the billing and costumer care platform provided by AT&T Corp. and in respect of the successful conclusion of the Company’s debt restructuring.

(c)	This amount corresponds to the cost of services received from affiliate of AT&T Corp. regarding the payment of Internet Dial UP Services.

(d)	This amount corresponds to investment interest and loans with affiliated companies.

(e)	The Company entered into a trade and service mark license agreement with AT&T Corp., which allows the Company to use certain trade and service marks of AT&T Corp. in exchange for a minimum payment of Ps35,904 (US $3.0 million). Under the Amended and Restated Service Mark License Agreement commented in Note 1, AT&T Corp. has agreed to waive any royalty fee payments under the license agreement during such period, including the 2005 royalty payment if Alestra invests the funds in marketing and developing its own brand during the Initial Transition Period.

(f)	AT&T Corp. has agreed to provide certain technical services and software maintenance on an as needed basis. Such technical services have included assistance in telephone network design and engineering, billing software redesign and improvements and customer care, billing, planning and implementation of new services.

(g)	This amount corresponds to expenses for office leasing agreement held by and between Servicios Alestra and BBVA Bancomer.

(h)	Due to the success of the Company’s debt restructuring (See Note 10), AT&T paid the Company US$8.5 million under the agreements mentioned in paragraph b. above.

6.	PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets as of December 31, 2004 and 2005, consist primarily of prepaid expenses for systems maintenance, insurances, bonds and advertising time.

7.	PROPERTY AND EQUIPMENT, NET

As of December 31, 2004 and 2005, property and equipment, net, consists of the following:

	2004		2005
Buildings	Ps	111,839	Ps	111,839
Furniture, fixtures and other		252,921		250,446
Hardware equipment		395,555		366,923
Transportation equipment		23,386		22,760
Telephone network		7,334,628		7,258,823
Billing and customer care software		495,656		485,297

		8,613,985		8,496,088
Less: accumulated depreciation and amortization		(3,124,356)		(3,598,620)

		5,489,629		4,897,468

Land		152,514		152,514
Constructions in progress		191,331		190,376

Total	Ps	5,833,474	Ps	5,240,358

On December 2004, the Company wrote-off billing and customer care software amounting to Ps703,525 that was fully depreciated.

Amortization of billing and customer care software charged to income was Ps96,091, Ps72,020 and Ps70,115 for the years ended December 31, 2003, 2004 and 2005, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above was Ps565,017, Ps584,857 and Ps581,831 for the years ended December 31, 2003, 2004 and 2005, respectively.

Property and equipment as of December 31, 2005 includes net capitalized financing costs of Ps111,019 (Ps116,888 in 2004). Constructions in progress as of December 31, 2004 and 2005 consists mainly of investments to connect the end customer to Alestra’s network.

As of December 31, 2004 and 2005, property and equipment include assets acquired under capital leases amounted to Ps198,524 and Ps208,688, respectively.

8.	DEFERRED CHARGES, NET

As of December 31, 2004 and 2005, deferred charges consist of the following:

	2004		2005
Pre-operating expenses (a)	Ps	2,207,222	Ps	2,207,222
Capitalized expenses derived from issuance of senior notes (b)		187,897		187,897
Frequency bands (c)		161,507		161,507
Leasehold improvements		133,166		138,627
Software (d)		518,956		550,595
Other assets		124,816		127,951

		3,333,564		3,373,799
Less: accumulated amortization		(2,414,399)		(2,730,030)

Total deferred charges	Ps	919,165	Ps	643,769

Amortization charged to income was Ps305,711, Ps320,805 and Ps316,235 for the years ended, December 31, 2003, 2004 and 2005, respectively.

a. Pre-operating expenses consist of the following:

	2004 and 2005
Wages, salaries and benefits	Ps	1,077,470
Advertising and promotion		640,278
Professional fees		94,000
Other		395,474

	Ps	2,207,222

b. Debt issuance costs consists of the following:

	2004		2005
Fees and expenses to agents:
Old Senior Notes (1)	Ps	41,404	Ps	41,404
New Senior Notes (2)		146,493		146,493

		187,897		187,897
Less: accumulated amortization		(51,812)		(79,280)

Total capitalized expenses	Ps	136,085	Ps	108,617

(1)	During 2003, the Company expensed as a “Special Item” Ps119,761 (see Note 17) corresponding to the proportional capitalized debt issuance costs of the Old Senior Notes with respect the noteholders that accepted to exchange their Old Senior Notes for the New Senior Notes. The remaining Ps18,737 (net of Ps22,667 accumulated amortization at December 31, 2003) corresponds to the proportional debt issuance cost of the Old Senior Notes that were not exchange, which will be amortized over the term of the Old Senior Notes.

(2)	Fees and expenses incurred for the issuance of the New Senior Notes, will be amortized over the term of the New Senior Notes.

Amortization charged to income for the years ended December 31,2003, 2004 and 2005 amounted to Ps1,991, Ps27,074 and Ps27,468, respectively.

c. Frequency bands

In 1997, the Company obtained two national point-to-point wireless telecommunications concessions and three point-to-multipoint wireless concessions covering Mexico City, Monterrey and Guadalajara. The concessions are for 20 years beginning in 1998. The licenses are amortized on a straight-line basis over the license period. Frequency bands amortization expense for the years ended December 31, 2003, 2004 and 2005 amounted to Ps8,186 for each year.

d. Software

Software costs consist of purchased software licenses for internal. Software licenses amortization expense for the years ended December 31, 2003, 2004 and 2005, amounted to Ps67,307, Ps50,453 and Ps28,520, respectively.

9.	NOTES PAYABLE AND CAPITAL LEASES

As of December 31, 2004 and 2005, notes payable and capital leases consist of the following:

	2004		2005
Notes payable to Hewlett Packard de México, S. A. de C. V. of US$19.2 million at a 6.90% annual interest rate for the supply of equipment for telecommunications projects with a maturity date in 2007. At December 31, 2005, the amount payable was US$3.0 million (US$ 5.5 million in 2004).	Ps	64,606	Ps	31,975

Capital lease contracts with The Capita Corporation de México, S.A. de C. V., for US$7.0 and US$2.8 million for telecommunications equipment. At December 31, 2004 and 2005 the amounts due were US$164 thousands and US$2.3 million. (1)		1,921		24,913
Capital lease contract with CSI Leasing México, S. de R.L., for US$2.1 million for telecommunications equipment. At December 31, 2005 the amount due was US$2.0 millions. (2)		—		21,212

		66,527		78,100
Current portion of notes payable and capital leases		(31,778)		(46,689)

Long term debt		Ps 34,749	Ps	31,411

On March 22, 2004 the remaining balance of the notes payable to Hewlett Packard de México, S. A. de C. V. was restructured to lower the interest rate from 10.08% to 6.9% and extend the maturity date from January 30, 2005, to January 30, 2007.

(1)	The long term capital lease contract entered into to acquire telecommunications equipment which is denominated in US dollars amounted to Ps24,913 (US$2,304) as of December 31, 2005 and bears interest at a 8.82%. This capital lease is payable in 36 monthly payments of Ps 776 (US$77) each, maturing in April and May 2008.

(2)	The long term capital lease contract entered into to acquire telecommunications and computer equipment which is denominated in US dollars amounted to Ps21,212 (US$2,096) as of December 31, 2005 and bears interest at a 7.9%. This capital lease is payable in 36 monthly payments of Ps621 (US$58) each, maturing in October 2008.

10.	SENIOR NOTES

At December 31, 2004 and 2005, the senior notes consist of the following:

	2004		2005
A) New Senior Notes	Ps	3,427,034	Ps	3,193,353
B) Old Senior Notes		934,809		888,844
Restatement effect in constant pesos of December 31, 2005		145,369		—

		4,507,212		4,082,197
Current portion of Senior Notes		—		(527,555)

Long-term Senior Notes	Ps	4,507,212	Ps	3,554,642

A)	New Senior Notes

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

The Old Senior Notes holders that did not accept the Company’s exchange offer continue to hold the Old Senior Notes in two tranches: seven-year notes maturing on May 15, 2006 with annual rate of 12.125% in an aggregate principal amount of Ps430,689 (US$37 million) and ten year notes maturing on May 15, 2009 with annual rates of 12.625% in an aggregate principal amount of Ps508,015 (US$46 million). In November 2003, the Company paid to the noteholders that did not accept the financial restructuring, past due interest from May 2002 through November 2003.

In the Company’s 2003 exchange offers and cash tender offers for the Old Senior Notes, the Company solicited consents for the removal of substantially all of the affirmative and restrictive covenants for those notes.

11.	ESTIMATED LIABILITIES FOR SENIORITY PREMIUMS, PENSION PLANS AND POST-RETIREMENT BENEFITS

The valuation of the liabilities for employee retirement plans both formal and informal, covers all employees and is based primarily on their years of service, their present age and their remuneration at date of retirement.

Pensions and seniority premiums

The components of net seniority premium and pension plan cost, using December 31 as a measurement date, consist of the following:

	2003		2004		2005
Services cost	Ps	7,350	Ps	7,406	Ps	8,483
Interest cost		2,864		2,930		3,789
Amortization of net transition obligation		582		579		579
Amortization of net (gain) loss		(47)		(143)		124

Net cost	Ps	10,749	Ps	10,772	Ps	12,975

Actuarial assumptions used in the calculation of benefit obligations, net seniority premium and pension plan costs as of December 31 are:

	2004	2005
Weighted real discount rate	5.0%	5.0%
Rates of increase in compensation levels	1.5%	1.5%

The combined seniority premium and pension plan liability as of December 31 is as follows:

	2004		2005
Accumulated benefit obligation	Ps	60,539	Ps	74,391

Unfunded accumulated benefit obligation	Ps	60,539	Ps	74,391

Projected benefit obligation	Ps	76,058	Ps	91,768
Items to be amortized over the following 19 years:
Unamortized transition obligation		(11,652)		(11,073)
Unamortized actuarial (gain) loss, net		1,809		(2,145)

Unfunded accrued seniority premiums and pension cost		66,215		78,550
Additional liability		2,913		2,970

Estimated liability for seniority premiums and pension plans	Ps	69,128	Ps	81,520

Post-retirement benefits

Effective January 1, 2005, the Company adopted the amendments to Bulletin D-3 which established an obligation to recognize a reserve for post-retirement benefits and to include the supplemental payments as a part of the Company’s other post-retirement benefits obligation.

The components of post- retirement benefits expense consist of the following:

	2005
Services cost	Ps	3,295
Interest cost		1,008
Amortization of net transition obligation		1,918
Effect of reduction and extinguishment		4,858

Net cost	Ps	11,079

The Company paid Ps9,563 from its reserves.

Actuarial assumptions used in the calculation of post retirement benefits obligations, as of December 31 are:

2005
Weighted real discount rate	5.0%
Rates of increase in compensation levels	1.5%

The post-retirement benefits liability as of December 31, 2005 is as follows:

	2005
Accumulated benefit obligation	Ps	22,304

Unfunded accumulated benefit obligation	Ps	22,304

Projected benefit obligation	Ps	23,767
Items to be amortized over the following 11 years:
Unamortized transition obligation		(21,689)
Unamortized actuarial (gain) loss		(561)

Unfunded accrued post-retirement benefits		1,517
Additional liability		20,787

Estimated liability for post-retirement benefits	Ps	22,304

12.	STOCKHOLDERS’ EQUITY

As part of the senior notes restructuring described in Note 2 and 10, in a resolution adopted outside the meeting held on November 17, 2003, Alestra’s stockholders agreed to increase the variable portion of its capital stock by US$100 million (Ps1,117,571 nominal), which were subscribed proportionally to the percentage ownership of each of the shareholders; as such 51% of such amount was contributed and subscribed by Onexa and the remaining 49% by AT&T Corp.

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps4,844,409 and (ii) reduce the variable portion of the capital stock for Ps8,860,269 and Ps1,291,751 by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Onexa and 49% on AT&T Corp. These transactions did not represent a contribution or payment to the equity holders.

The capital stock of Alestra is variable with a fixed minimum of Ps300 and an unlimited maximum. As of December 31, 2004 and 2005, the subscribed and paid-in capital stock at nominal value amounted to Ps1,181,346. It is represented by common, nominative social parts of no par value, and is divided as follows: (a) Series “A”, which represents 51% of the social parts, grants full ownership and voting rights, and is restricted to Mexican investors; (b) Series “B” which represents no more than 49% of the social parts, grants full ownership and voting rights, and has no ownership restrictions; and (c) Series “N”, which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with article 113 of the General Law of Mercantile Organizations, and may be acquired by Mexican and foreign investors in accordance with the applicable legal regulations.

The Company’s capital stock at December 31, 2003, 2004 and 2005, consists of the following:

Onexa, S. A. de C. V.				AT&T Telecom. México, Inc.
Series	Ownership (%)	Contribution		Series	Ownership (%)	Contribution		Total
“A”	17.85	Ps	210,870	“A”	—	Ps	—	Ps	210,870
“B”	—		—	“B”	17.15		202,601		202,601
“N”	33.15		391,616	“N”	31.85		376,259		767,875

Total	51.00	Ps	602,486	Total	49.00	Ps	578,860	Ps	1,181,346

At December 31, 2004 the restated figures of stockholders’ equity were as follows:

	Nominal Value		Restatement		Restated value
Capital stock:
Fixed	Ps	300	Ps	39	Ps	339
Variable		1,181,046		110,679		1,291,725

Total capital stock		1,181,346		110,718		1,292,064

Gain from restatement		—		352,274		352,274
Accumulated income		834,201		70,852		905,053

Total accumulated income		834,201		423,126		1,257,327

Majority interest		2,015,547		533,844		2,549,391
Minority interest		2		—		2

Total stockholders’ equity		Ps 2,015,549		Ps 533,844		Ps 2,549,393

At December 31, 2005 the restated figures of stockholders’ equity were as follows:

	Nominal Value		Restatement		Restated value
Capital stock:
Fixed	Ps	300	Ps	39	Ps	339
Variable		1,181,046		110,679		1,291,725

Total capital stock		1,181,346		110,718		1,292,064

Gain from restatement		—		110,244		110,244
Effect on equity from labor obligations				2,741		2,741
Accumulated income		882,092		71,349		953,441

Total accumulated income		882,092		184,334		1,066,426

Majority interest		2,063,438		295,052		2,358,490
Minority interest		(203)		(348)		(551)

Total stockholders’ equity	Ps	2,063,235	Ps	294,704	Ps	2,357,939

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

13.	CONTINGENCIES AND COMMITMENTS

a. At December 31, 2005 the Company had commitments from agreements to lease office space under operating leases. The leases are subject to escalation factors based on the NCPI. At December 31, 2005, future minimum lease payments under no cancelable operating leases with terms in excess of one year are as follows:

2006	Ps	65,966
2007		66,143
2008		68,613
2009		70,647
2010 and thereafter		302,565

	Ps	573,934

Rental expense was Ps75,112, Ps77,274 and Ps73,472 for the years ended December 31, 2003, 2004 and 2005, respectively.

b. As of December 31, 2004 and 2005, the Company obtained performance bonds for approximately Ps69,216 and Ps30,377 respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c. As of December 31, 2004 and 2005 the Company had outstanding commitments to acquire equipment and other capital expenditures related with the construction of its telecommunications network of approximately US$11.0 million (Ps128,043) and US$10.0 million (Ps107,626) respectively.

d. On October 23, 2002, Alestra promoted a nullity trial before the Federal Court of Fiscal and Administrative Justice, against the resolution issued by the Cofetel on August 6, 2002, through which it approved the liquidation tariffs applicable to 2002 and 2003 as agreed by Telmex and MCI International.

The Company’s attorneys are expecting a favorable resolution to the petition. On January 24, 2003, Alestra entered into an agreement with Telmex in which, among other things, Alestra settled any potential liabilities it could have had with Telmex as a result of the application of different international liquidations tariffs. It is important to mention that since that date and up to September 2003, Alestra subscribed with Telmex, several international liquidation tariffs in order to settle different liabilities. If the motion is lost, Alestra will not be allowed to participate in the negotiation of international tariffs in the future, and the Court would rule in favor of Cofetel with respect to the legality of international tariffs negotiated by Telmex for 2002 and 2003. Even with an adverse resolution, Alestra would not incur financial losses derived from the application of the different tariffs in 2002 and 2003 and could even have the right to make additional collections from the other telecommunications companies; therefore, the Company did not recognize any charge.

e. In September 2003, WRH Global Securities Pooled Trust, or WRH, commenced an action against Alestra, its equity holders and the indenture trustee of the indentures governing Alestra’s senior notes due 2006 and Alestra’s senior notes due 2009 in the United States District Court for the Southern District of New York. The complaint sought damages and to enjoin Alestra from consummating its exchange offers and consent solicitations. The Court denied WRH’s motions and the exchange offers and consent solicitations were consummated on November 17, 2003. Subsequently, in an oral ruling, the court granted its motion for partial summary judgment on WRH’s claim that Alestra’s senior notes due 2006 and 2009 had been ipso facto accelerated and dismissed WRH’s cross-motion for partial summary judgment. In December 2003, WRH amended its complaint alleging, among other things, that it had elected to accelerate Alestra’s senior notes due 2009 pursuant to a November 6, 2003 notice. WRH also reasserted its claim that the senior notes due 2006 and 2009 had been ipso facto accelerated. In January 2004, Alestra, its equity holders and the indenture trustee of the indentures governing Alestra’s senior notes due 2006 and 2009 moved to dismiss WRH’s amended complaint. On February 23, 2006 the litigation was transferred to a new judge who issued an order on March 16, 2006 suggesting the possibility to WRH to file a second amended complaint on or before April 28, 2006; if WRH so elects the defendants will be permitted to amend their prior motion to dismiss. If WRH were to succeed on its ipso facto acceleration claim, then the entire principal amount of Alestra’s senior notes due 2006 and 2009 of $83.0 million would become due and payable, or if WRH were to succeed on its elective acceleration claim, then the entire principal amount of Alestra’s senior notes due 2009 of $45.9 million would become due and payable; Alestra might not have sufficient liquidity available to pay the principal and interest due on those notes or the senior notes due 2009. In addition, such acceleration might cause a cross default under Alestra’s other indebtedness, including $298.1 million of the senior notes due 2010. While Alestra cannot make assurances regarding the outcome, Alestra has vigorously contested the U.S. litigation.

14.	SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

Until December 2003 the Company operated in four segments: domestic long distance, international long distance, data transmission and internet services and local services. During 2004 the Company re-evaluated its internal segment reporting structure and decided to report only two segments: long distance (domestic and international) and data, internet and local. Prior years segment information has been restated to conform to the Company’s current internal reporting structure.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration selling and other operating expenses, depreciation and amortization per segment.

Accounting policies of the segments are the same than those described in the summary of significant accounting policies. The information on the Company’s segments for the years ended December 31, 2003, 2004 and 2005 is as follows:

Years ended	Long distance		Data, Internet and Local		Total
2003
Revenues	Ps	4,587,144	Ps	1,417,200	Ps	6,004,344
Costs of services (excluding depreciation)		(2,771,724)		(338,234)		(3,109,958)

Gross profit	Ps	1,815,420	Ps	1,078,966		2,894,386

Operating expenses						(2,573,562)

Operating income						320,824
Comprehensive financial result						(1,071,310)
Special item						1,638,815
Others income, net						108,076

Income before provision for asset tax						996,405
Asses tax						(4,186)

Net income					Ps	992,219

2004
Revenues	Ps	3,359,795	Ps	1,670,289	Ps	5,030,084
Costs of services (excluding depreciation)		(2,030,180)		(395,222)		(2,425,402)

Gross profit	Ps	1,329,615	Ps	1,275,067		2,604,682

Operating expenses						(2,417,379)

Operating income						187,303
Comprehensive financial result						(241,339)
Other expense, net						(28,998)

Loss before provision for asset tax						(83,034)
Asset tax						(4,132)

Net loss						(Ps87,166)

2005
Revenues	Ps	2,155,920	Ps	1,915,114	Ps	4,071,034
Costs of services (excluding depreciation)		(1,055,362)		(484,640)		(1,540,002)

Gross profit	Ps	1,100,558	Ps	1,430,474		2,531,032

Operating expenses						(2,354,291)

Operating income						176,741
Comprehensive financial result						(107,643)
Other expense, net						(17,810)

Income before provision for asset tax						51,288
Asset tax						(3,105)

Net income						(Ps 48,183)

The Company does not have assets outside of Mexico. In 2005, 83.6% of the revenue from international long distance services of the Company was generated by AT&T Corp. (see Notes 3-1 and 5).

15.	COSTS OF SPECIAL PROJECTS

In connection with the liberalization of the Mexican long distance market, the Ministry of Communications authorized Telmex to charge each new long distance carrier a portion of the infrastructure cost incurred by Telmex to upgrade its system to allow interconnection (“Special Project Charges”). The Ministry of Communications issued a resolution on May 28, 1997 which set the total Special Project Charges at US$422 million (Ps4,912,176 at December 31, 2003) and increasing at an annual rate of 12%. The resolution requires the Special Project Charges to be billed on a monthly basis to each new long distance carrier based on the carriers’ percentage of total minutes of use, number of lines, number of interconnection ports and the total number of carriers interconnecting with Telmex, over a seven-year period. The current resolution also makes reference to an undefined maintenance fee to be paid by each new long distance carrier to Telmex.

As a result of a contract signed with Telmex, on December 29, 2000 Alestra agreed that Telmex has the right to recover US$422 million (Ps4,912,176) from interconnected operators as costs of special projects and an additional amount of US$ 132 million (Ps1,536,509)

corresponding to the maintenance of such projects. It was also agreed that these amounts would increase at a 10% annual rate and that Telmex would pay its corresponding proportional part. The parties agreed that Alestra would make an advance payment of Ps158,307 (US$13.6 million) on December 29, 2000 when the contract was signed. The remaining 85% would be paid at a rate of US$0.0053 per minute of interconnection in addition to the interconnection rate and until the total amount is paid. The amount that Alestra is obligated to pay varies depending on its call volume and if Alestra does not connect any calls, it would not be obligated to make any special project payment to Telmex.

On November 24, 2004, Telmex and Alestra entered into an agreement under which the parties agreed to settle all outstanding amounts in relation to special projects, which as of December 31, 2003 amounted to Ps117,270 (US$ 9.6 million). The effect on costs for the years ended December 31, 2003 and 2004 amounted to a charge of Ps93,837 (US$8.0 million) and Ps88,677 (US$7.4 million). Charge for the year 2004 was offset by the liability set up as of December 31, 2003.

16.	INCOME TAX AND ASSET TAX

Alestra and its subsidiary are subject separately to the payment of income tax and assets tax, which are computed by each legal entity. Tax losses can be carried forward for up to ten years and offset against any profits that the Company may generate during the period in accordance with the Income Tax Law.

The following items represent the principal differences between income taxes computed at the statutory tax rate and the Company’s provision for income taxes for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
Statutory income tax rate	34%	33%	30%
Less permanent nondeductible and accumulated items, net:
Permanent nondeductible items	(2%)	(2%)	(2%)
Depreciation and amortization	(37%)	(37%)	(37%)

	(5%)	(6%)	(9%)
Plus temporary nondeductible and accumulated items, net:
Allowance for doubtful accounts	3%	3%	3%
Costs and provisions	31%	31%	31%

	29%	28%	25%

Applied tax loss carryforwards	(29%)	(28%)	(25%)

Effective income tax rate	—	—	—

As a result of the amendments to the Income Tax Law released on December 1, 2004, beginning in 2005 the income tax rate will be 30% and will be reduced annually to a nominal rate of 28% in 2007.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31, 2004 and 2005, are as follows:

	2004		2005
Deferred tax asset:
Tax loss carryforwards	Ps	2,709,674	Ps	2,791,327
Allowance for doubtful accounts		257,338		296,974
Costs and provisions		157,044		107,859

Total deferred tax assets		3,124,056		3,196,160

Deferred tax liabilities:
Property and equipment, net		845,240		348,457
Preoperating expenses, net and other assets		37,905		21,945

Total deferred tax liabilities		883,145		370,402

Net deferred tax assets		2,240,911		2,825,758
Valuation allowance		(2,240,911)		(2,825,758)

Deferred income taxes	Ps	—	Ps	—

Due to the uncertainty of realizing the benefit of the loss carryforwards, valuation allowance has been recognized in full.

Accumulated tax losses at December 31, 2005 may be carried forward after a restatement in conformity with the statutory future inflation rates, as follows:

2006	Ps	3,691,966
2007		3,579,677
2008		1,545,566
2009		134,875
2010		919,287
2011		28,894
2012		14,810
2013		21,450
2014		22,191
2015		10,310

	Ps	9,969,026

In accordance with current tax law, Mexican companies must pay the higher of income tax or asset tax. Asset tax is determined on the average value of substantially all of the Company’s Mexican assets less certain liabilities. The asset tax showed in statement of income corresponds to Servicios Alestra. Asset tax has been expensed due to the Company’s recurring losses.

17.	SPECIAL ITEM

As discussed in Note 2 and 10, on November 17, 2003, the Company concluded its debt restructuring process, by extinguishing US$487 million of its US$570 million Old Senior Notes, representing 85.5% of these notes. The Company issued US$304.2 million in New Senior Notes to exchange for Ps3,487,704 (US$287 million) of the Old Senior Notes and paid Ps1,335,882 (US$110 million) in cash to extinguish Ps2,430,455 (US$200 million) of the Old Senior Notes, resulting in a gain of Ps934,121 (US$73 million). Additionally, the Old Senior Notes holders that participated in the offer, agreed not to receive accrued and unpaid interest on their tendered Old Senior Notes and agreed that interest payments in the amount of Ps915,742 million (US$71.4 million) that were scheduled to be made on November 15, 2002 and May 15, 2003 were never due and payable.

In addition, the Company wrote-off capitalized debt issuance cost corresponding to the 85.5% of the Old Senior Notes for an amount of Ps119,761.

The special item in the statement of operations for the year ended December 31, 2003, consist of the following:

Gain on extinguishment of debt	Ps	888,025
Gain on reversal of accrued interest
2002		483,646
2003		386,905

		870,551

Write-off of capitalized debt issuance cost of exchanged Old Senior Notes		(119,761)

Total	Ps	1,638,815

18.	FOREIGN CURRENCY POSITION

As of December 31, 2004 and 2005 assets and liabilities, denominated in foreign currencies (U.S. dollars) were as follows:

	Thousands of U.S. dollars
	2004		2005
Assets	US$	76,778	US$	96,904
Short and long-term liabilities		(436,288)		(418,064)

Net	US$	(359,510)	US$	(321,160)

Non-monetary assets of foreign origin	US$	548,993	US$	525,396

Following is a consolidated summary of the main transactions in foreign currency:

	2003		2004		2005
Revenues	US$	261,750	US$	193,592	US$	134,290
Cost of services		(144,039)		(98,110)		(28,696)
Operating expenses		(22,776)		(22,701)		(26,159)
Interest expense		(69,366)		(38,023)		(38,498)
Interest income		234		645		2,213
Special item		144,148		—		—
Other income, net		11,432		5,798		2,158

Net (expense) gain	US$	(181,383)	US$	41,201	US$	45,308

The exchange rates at December 31, 2003, 2004 and 2005, were Ps11.2360, Ps11.2648 and Ps10.7109 per U.S. dollar, respectively, as published by Banco de México (the Mexico central bank).

At March 30, 2006, the date of issuance of the financial statements, the exchange rate was Ps10.9510 per U.S. dollar.

19.	FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies and accrued expenses and other payables, approximate fair value, due to the short term maturity of these instruments.

At December 31, 2004 and 2005, the estimated fair values of the senior notes are as follows:

	2004	2005
Carrying amount	Ps4,507,212	Ps4,082,197
Fair value	4,020,006	4,074,055

Difference	487,206	8,142

The notes are thinly traded financial instruments; accordingly, their market price at any balance sheet date may not be representative of the price which would be derived from a more active market.

20.	DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

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

	Year ended December 31,
	2003		2004		2005
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican GAAP	Ps	992,219	(Ps	87,166)	Ps	48,183

U.S. GAAP adjustments:
Reversal of gain on extinguishment of debt		(1,638,815)		—		—
Difference in interest expense		116,670		274,089		281,492
Reversal of debt issuance costs, net of amortization		(137,640)		(4,080)		3,675
Fifth amendment effect on depreciation expense		(85,015)		(87,386)		(107,387)
Reversal of preoperating expense amortization		229,659		229,659		229,659
Reversal of depreciation of capitalized comprehensive financing costs under Mexican GAAP and depreciation of capitalized interest under U.S. GAAP		(8,016)		(8,016)		(8,016)
Severance payments		—		—		(20,788)

Total U.S. GAAP adjustments		(1,523,157)		404,266		378,635

Net (loss) income under U.S. GAAP	(Ps	530,938)	Ps	317,100	Ps	426,818

	2004		2005
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	2,549,393	Ps	2,357,939

U.S. GAAP adjustments:
Effect on total debt of extinguishment		(1,248,057)		(966,565)
Effect on debt issuance costs		(146,493)		(139,015)
Accumulated amortization of debt issuance costs		4,773		970
Fifth amendment effect on property and equipment		299,843		429,901
Pre-operating expenses		(2,207,222)		(2,207,222)
Reversal of preoperating expenses amortization		1,687,849		1,917,508
Adjustment for comprehensive financing cost and interest capitalization under U.S. GAAP		8,016		—
Severance payments		—		(20,788)
Minority interest under Mexican GAAP		(2)		(551)

Total U.S. GAAP adjustments		(1,601,293)		(985,762)

Total stockholders’ equity under U.S. GAAP	Ps	948,100	Ps	1,372,177

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2004		2005
Balance at beginning of period	Ps	631,000	Ps	948,100
Net income for the year		317,100		426,818
Additional minimum pension liability		—		(2,741)

Balance at end of period	Ps	948,100	Ps	1,372,177

As explained in Note 12, on December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity under U.S. GAAP as of December 31, 2004 and 2005 is as follows:

	2004		2005
Capital stock	Ps	11,444,083	Ps	11,444,083
Accumulated losses		(10,495,983)		(10,071,906)

Total stockholders’ equity under U.S. GAAP	Ps	948,100	Ps	1,372,177

The following table presents summarized balance sheets and statements of income in constant Pesos, including all U.S. GAAP adjustments, as of December 31, 2004 and 2005 for the years ended December 31, 2003, 2004 and 2005:

	2004		2005
Cash and cash equivalents	Ps	654,965	Ps	920,386
Trade receivables		373,012		353,899
Property and equipment, net		6,090,525		5,670,259
Other assets		663,892		685,557

Total assets		7,782,394		7,630,101

Senior notes		5,894,284		5,187,777
Notes payable and capital leases		66,527		78,100
Accounts payables		518,930		704,546
Other payables		354,553		287,501

Total liabilities		6,834,294		6,257,924

Contributed capital		11,444,083		11,444,083
Accumulated losses		(10,495,983)		(10,071,906)

Total stockholders’ equity		948,100		1,372,177

	Ps	7,782,394	Ps	7,630,101

	2003		2004		2005
Net revenues	Ps	6,004,344	Ps	5,030,084	Ps	4,071,034
Cost of services (excluding depreciation presented separately below)		(3,109,958)		(2,425,405)		(1,540,002)
Administration, selling and other operating expenses		(1,606,741)		(1,473,056)		(1,433,996)
Depreciation and amortization		(830,192)		(810,063)		(826,827)

Operating income		457,453		321,560		270,209

Comprehensive financial result:
Interest income		7,388		17,246		32,106
Interest expense		(603,460)		(202,359)		(170,566)
Exchange (loss) gain		(645,364)		(3,895)		191,103
Gain from monetary position		286,795		221,758		121,206

		(954,641)		32,750		173,849
Debt issuance costs, net		(137,640)		(4,080)		3,675
Other income (expense), net		108,076		(28,998)		(17,810)

Net (loss) income before asset tax		(526,752)		321,232		429,923
Asset tax		(4,186)		(4,132)		(3,105)

Net (loss) income		(Ps 530,938)	Ps	317,100	Ps	426,818

Effects of the restructuring of the Old Senior Notes

As mentioned in Note 16, under Mexican GAAP, the effects of the restructuring are recorded as follows:

•	A gain of Ps 888,025 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps870,551 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•	Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps119,761 and the capitalization of Ps146,493 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the old senior notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the old senior notes does not exceed the total future cash payments specified by the new senior notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps146,493 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps119,761 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old senior notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

Fifth amendment effect on property and equipment, net

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

Capitalization of comprehensive financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on acquired assets under construction.

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

Severance payments

As more fully disclosed in Note 2(m.), effective January 1, 2005, the Company adopted the provisions related to severance indemnity liabilities as established by revised Bulletin D-3. Under Mexican GAAP, severance payments should be accounted in a manner similar to other post-retirement benefits. The Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps22,846 over the remaining expected employee service period and consequently, as of December 31, 2005 has recognized a total liability and charge to earnings of Ps2,058. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred.

For the purposes of the December 31, 2005 reconciliation of earnings and equity, the Company has recorded for U.S. GAAP purposes the remaining expense not yet recognized under Mexican GAAP which totals Ps20,788. Alestra has determined that the impact on reported results and net assets for periods presented are not materially misstated as a result of not having recognized the annual cost and cumulative liability associated with these benefits in prior years.

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

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, applying SFAS 109, at December 31, 2004 and 2005, are as follows:

	2004		2005
Deferred tax assets:
Tax loss carryforwards	Ps	2,709,674	Ps	2,791,327
Allowance for doubtful accounts		257,338		296,974
Costs and provisions		157,044		107,859
Preoperating expenses, net and other assets		94,009		64,724

Total deferred tax assets		3,218,065		3,260,884

Deferred tax liabilities:
Property and equipment, net		917,212		468,830

Total deferred tax liabilities		917,212		468,830

Net deferred tax assets		2,300,853		2,792,054
Valuation allowance		(2,300,853)		(2,792,054)

Deferred income taxes	Ps	—	Ps	—

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2004 and 2005, that more likely than not will not be realized.

Additional disclosures requirements:

Pursuant to the requirements of SFAS No. 132, the following tables present a reconciliation of the beginning and ending balances the accumulated benefit obligation.

	2004	2005
Seniority Premiums and Pension Benefits

Benefit obligation at beginning of year	Ps 58,810	Ps 76,058
Services cost	7,406	8,483
Interest cost	2,930	3,789
Actuarial (gain) loss	7,457	4,079
Benefits paid	(545)	(639)

Benefit obligation at end of year	Ps 76,058	Ps 91,770

2005
Post-retirement benefit

Benefit obligation at beginning of year	Ps 23,607
Services cost	3,295
Interest cost	1,008
Actuarial (gain) loss	620
Benefits paid	(9,563)
Effect of curtailment on benefit obligation	4,800

Benefit obligation at end of year	Ps 23,767

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

Presented below are statements of cash flows for the years ended December 31, 2003, 2004 and 2005 prepared, after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to December 31, 2005 purchasing power.

	2003		2004		2005
OPERATING ACTIVITIES:
Net (loss) income	(Ps	530,938)	Ps	317,100	Ps	426,818
Adjustments to reconcile net loss to cash flows used in operating activities:
Gain from monetary position		(286,795)		(221,758)		(121,206)
Unrealized exchange losses		433,872		(2,087)		(180,729)
Depreciation and amortization		830,192		810,063		826,827
Allowance for doubtful accounts		38,129		12,016		20,824
Difference in interest expense		(116,670)		(274,089)		(281,492)
Provision for special project charges		95,669
Other provision		39,192		59,693		85,635
Changes in operating assets and liabilities:
Current assets		201,101		(27,285)		(132,210)
Current liabilities		(395,661)		(83,875)		100,043

Cash flows provided by operating activities		308,091		589,778		744,510

INVESTING ACTIVITIES:
Purchases of property and equipment		(256,655)		(383,683)		(438,044)
Sales of property and equipment						35,035
Deferred charges and other assets		(11,304)		54,525		—

Cash flows used in investing activities		(267,959)		(329,158)		(403,009)

FINANCING ACTIVITIES:
Capital Contributions		1,219,985		—
Payments of notes payable, capital leases and senior notes		(1,318,703)		(71,162)		(97,253)

Cash flows used in financing activities		(98,718)		(71,162)		(97,253)

Net effect of inflation on cash and cash equivalents		329,681		18,943		21,173
Increase in cash and cash equivalents		271,095		208,401		265,421

Cash and cash equivalents, beginning of period		175,469		446,564		654,965

Cash and cash equivalents, end of period	Ps	446,564	Ps	654,965	Ps	920,386

Non-cash investing and financing activities:
Acquisition of equipment under capital leases and debt assumed	Ps	53,750	Ps	—	Ps	46,125

Interest and taxes paid:
Interest paid	Ps	25,762	Ps	422,265	Ps	393,878
Income taxes paid	Ps	3,746	Ps	2,918	Ps	2,037

New Accounting Pronouncements

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

In June 2005, the FASB published SFAS No. 154, “Accounting changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 requires retrospective application to prior periods financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change. This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently considering the impact that adoption will have on its consolidated results and financial position.

In June 2005, the FASB issued Emerging Issues Task Force (EITF) Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements.” EITF Issue No. 05-06 indicates that for operating leases, leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF Issue No. 05-06 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 28, 2005. The Company is currently considering the impact that adoption will have on its consolidated results and financial position.

In October 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period. “FSP No. FAS 13-1 requires rental costs associated with operating leases that are incurred during a construction period to be recognized as rental expense. FSP FAS 13-1 is effective for reporting periods beginning after December 15, 2005. The transition provisions of FSP No. FAS 13-1 permit early adoption and retrospective application of the guidance. The Company is currently considering the impact that adoption will have on its consolidated results and financial position.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation and separate accounting. An irrevocable election may be made at inception to measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such an election needs to be supported by concurrent documentation. SFAS 155 is effective for fiscal years beginning after September 15, 2006, with early adoption permitted. The Company is currently considering the impact that adoption will have on its consolidated results and financial position.

21.	SUBSEQUENT EVENT

On February 28, 2006, Alestra entered into an Assignment Agreement (the “Agreement”) with America Online Latin America, Inc.’s (“AOLA”) subsidiary in Mexico, AOL, S. de R.L. de C.V. (“AOL Mexico”). Pursuant to the Agreement, AOL Mexico will assign its monthly and prepaid subscriber base to Alestra.

As consideration for transfer of AOL Mexico’s monthly subscribers, Alestra will make a payment based on the number of monthly subscribers who are current in their payments on date the subscribers are transferred to Alestra and a second payment based on the number of subscribers who are current in their payments to Alestra six months later. Alestra will pay AOL Mexico a fee for each prepaid subscriber who renews on an Alestra prepaid plan or subscribes to a monthly dial-up or broadband plan. Since Alestra are assuming the obligation to provide services to prepaid subscribers, Alestra will receive a non-cash credit per prepaid subscriber for the number of days on which such prepaid subscriber receives services from Alestra. The aggregate amount that Alestra expects to pay under the Agreement is approximately $700,000. However, due to the variability in the rates of renewals by prepaid subscribers and retention and payment by monthly subscribers and the range of plans to which renewing prepaid subscribers can subscribe, the amount is only an estimate.

The closing of the Agreement is subject to a number of conditions, including the execution of the license agreement and an operation services agreement with AOL Inc. Due to fact that AOLA is subject to a bankruptcy proceeding before the United States Bankruptcy Court for the District of Delaware and also that the AOLA is the majority holder of the stock in AOL Mexico, the transaction was also subject to the approval of said Court, which condition was met on March 22, 2006.

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

Date: April 3, 2006