Form 20-F
period 2006-12-31
ALESTRA
filed 2007-03-30
CIK 1098504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

8% Senior Notes due 2010

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: none

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒.

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☒    No  ☐.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.    ☐  Large accelerated filer    ☐  Accelerated filer     ☒  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiary. The financial information presented as of and for the fiscal years ended December 31, 2004, 2005 and 2006 was derived from our audited consolidated financial statements included elsewhere in this annual report. The financial information presented as of and for the fiscal years ended December 31, 2002 and 2003 was derived from our audited financial statements that are not included in this annual report.

The consolidated financial statements have been prepared in accordance with the Mexican Financial Reporting Standards (“Mexican GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 17 to the consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity.

Mexican GAAP also requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this annual report is presented in constant Pesos as of December 31, 2006, unless otherwise noted. See Note 2-b to our audited financial statements. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this annual report to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation.

The following data should be read in conjunction with, and is qualified in its entirety by reference to, the “Operating and Financial Review and Prospects” and our financial statements, including the notes thereto, included elsewhere in this annual report.

	As of and for the year ended December 31,
	2002	2003	2004	2005	2006
	(in millions of constant Pesos, excluding ratios)
STATEMENT OF INCOME
Mexican GAAP:
Revenues:
Long distance services	4,141	4,773	3,496	2,243	2,110
Data, internet and local services	1,079	1,474	1,738	1,993	2,261

Total	5,220	6,247	5,234	4,236	4,371
Cost of services (excluding depreciation):
Long distance services	(2,136)	(2,884)	(2,113)	(1,098)	(1,080)
Data, internet and local services	(259)	(352)	(411)	(504)	(586)

Total	(2,395)	(3,236)	(2,524)	(1,602)	(1,666)
Administration, selling and other operating expenses	(1,911)	(1,671)	(1,533)	(1,470)	(1,480)
Depreciation and amortization	(1,097)	(1,006)	(982)	(979)	(1,045)
Operating (loss) income	(183)	334	195	184	180
Comprehensive financial result	(1,448)	(1,114)	(251)	(112)	(282)
Special item	—	1,704	—	—	(18)
Other (expenses) income	(21)	112	(30)	(19)	6
Asset tax	(5)	(4)	(4)	(3)	(3)
Employee’s profit sharing	—	—	—	—	(3)

Net (loss) income	(1,657)	1,032	(90)	50	(119)

U.S. GAAP:
Revenues:	5,220	6,247	5,234	4,236	4,371
Cost of services (excluding depreciation):	(2,395)	(3,236)	(2,524)	(1,602)	(1,666)
Depreciation and amortization	(986)	(795)	(843)	(860)	(942)
Operating income	(71)	(476)	334	281	284
Comprehensive Financial result	(1,449)	(993)	34	181	(2)

Net (loss) income	(1,545)	(553)	330	444	290

BALANCE SHEET
Mexican GAAP:
Cash and cash equivalents	182	464	682	957	718
Trade receivables	584	532	388	368	391
Property and equipment, net	6,385	6,389	6,069	5,452	5,053
Other assets	1,837	1,404	1,182	1,037	833

Total assets	8,988	8,789	8,321	7,814	6,995
Senior notes	6,912	4,921	4,690	4,248	3,094
Notes payable and capital leases	235	148	69	81	586

Total debt	7,147	5,069	4,759	4,329	3,680
Accounts payable	737	514	540	734	566
Other payables	1,028	428	370	299	443

Total liabilities	8,912	6,011	5,669	5,361	4,690
Contributed capital	10,638	1,344	1,344	1,344	1,344
Accumulated losses (income)	(10,563)	1,434	1,308	1,110	961

Total stockholders’ equity	75	2,778	2,652	2,454	2,306
U.S. GAAP:
Property and equipment, net	7,268	6,726	6,337	5,900	5,384
Total assets	8,853	8,395	8,097	7,939	7,322
Total stockholders’ equity	(60)	656	986	1,427	1,714
CASH FLOW DATA:
Resources (used in) provided by (1)
Mexican GAAP:
Operating activities	(22)	560	985	1,081	1,026
Investing activities	(252)	(279)	(431)	(325)	(485)
Financing activities	156	1	(338)	(481)	(781)
U.S. GAAP:
Operating activities	260	442	614	775	972
Investing activities	168	(279)	(342)	(419)	(608)
Financing activities	(293)	(224)	(74)	(101)	(566)

OTHER FINANCIAL/OPERATING DATA:

(Unaudited):
Capital expenditures (Mexican GAAP)	275	311	452	355	350
Minutes of traffic, domestic long distance	1,749	1,671	1,479	1,628	1,994

Minutes of traffic, international long distance	1,507	1,893	2,060	2,362	2,197

Employees (2)	1,910	1,876	1,952	1,933	1,899
Residential lines (3)	588	468	400	371	327
Business lines (3)	95	80	80	68	65

(1)	Under Mexican GAAP, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican Pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.
(2)	Actual number of employees, not in millions.
(3)	In thousands, not millions.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve Bank of New York expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate
	(Peso per dollar)
	High	Low	Average(1)	Period End
Year
2002	10.43	9.00	9.66	10.43
2003	11.41	10.11	10.79	11.24
2004	11.64	10.81	11.29	11.15
2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80

Month
September 2006	11.10	10.84	10.99	10.98
October 2006	11.06	10.71	10.89	10.77
November 2006	11.05	10.75	10.91	11.00
December 2006	10.99	10.77	10.85	10.80
January 2007	11.09	10.77	10.96	11.04
February 2007	11.16	10.92	11.00	11.16

(1)	Average of month-end rates.

On March 26, 2007 the noon buying rate as provided by The Federal Reserve Bank of New York was Ps. 11.0255 per 1.00 U.S. dollar.

According to information published by the Bank of Mexico, the Mexican economy has experienced current account balance of payment deficits, due to higher imported goods than exported goods, and past shortages in foreign exchange reserves. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into U.S. dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations which require payments in foreign currency, including our $50 million bank facility and the senior notes due 2010.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Factors relating to us

As a result of a high level of competition and an oversupply of fiber optic capacity, the average price of our long distance services has declined significantly, and may continue to decline, further reducing our revenues

We are dependent on domestic and international long distance services, which accounted for 48.3% of our revenues in 2006, 53.0% of our revenues in 2005 and 66.8% of our revenues in 2004. Average prices for domestic long distance calls in Mexico declined more than 78% in real terms from December 1996 to December 2006. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. If our competitors continue to attempt to increase market by reducing the price they charge for long distance calls, we expect that our revenues will continue to decrease as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. Our revenues from long distance services may continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

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

•

new competition from cable TV and terrestrial microwave TV providers, who have been authorized by the Secretaría de Comunicaciones y Transportes, or the SCT, to provide data voice services and internet broadband services to the Mexican public; and

•

the introduction of WiFi/WiMax technology in Mexico, of which Telmex is the main provider, which could allow Telmex to capture even more of the broadband services market and more spectrum in case the regulator decides to auction available frequencies in the 3.5 GHz band without certain limitations to those who already have spectrum.

Competition in the data and internet services market has significantly increased as our competitors, including Telmex and Axtel, S.A. de C.V. (“Axtel”), among others, have also faced decreasing margins from voice services and shifted their focus to data and internet services. If we are unsuccessful in our strategy of focusing on the data and internet services market in Mexico, and are unable to obtain the benefits of these higher-margin businesses, our financial results will be materially and adversely impacted and our ability to service our obligations under our senior notes will be severely impaired.

We rely on the use of the AT&T service mark together with our new Alestra registered service mark to market all of our services to our customers; however, under our amended Service Mark License Agreement, our ability to use the AT&T brand name and service mark will be limited and we will have to rely on our own new brand name and service mark

We currently use the AT&T registered service mark together with our new Alestra registered service mark to market all of our services. If we are unable to use the AT&T service mark and are not successful in developing our own new service mark, our ability both to attract new customers and to retain existing customers likely would be materially impaired.

Pursuant to the amendments to the Service Mark License Agreement we entered into in connection with the AT&T Acquisition, we are permitted to use the AT&T brand name until November 17, 2008 and to use the phrase AT&T Global Services for the limited purpose of providing AT&T Global Services within Mexico for the term of the AGN Agreement; provided that we meet certain conditions. During this time we have an initial 18 month period (the “Initial Transition Period”) in which we covenant to develop, acquire, position or license new service marks for our services. At the end of the Initial Transition

Period, and if we are in compliance with these requirements, we have an additional 18 month period (the “Extended Transition Period”) where we have limited use of the AT&T service mark. After 24 months from the AT&T Acquisition we may only use the AT&T service mark together with our new service marks, and may only use it for reference purposes and always with the prior approval from the New AT&T. The creation of a new brand and service marks is subject to numerous risks, and we may not be successful in developing our new brand and service marks. These risks include:

•	We may not be able to develop our new brand to replace the AT&T brand which could directly and adversely impact our ability to retain customers, to maintain sales and acquire new customers.

•	The market and our customers may perceive that the change of our brand name will adversely impact the quality of our services.

As of the date of this annual report, we are in compliance with such conditions and are using the AT&T service mark together with our new Alestra service mark.

We cannot predict whether we will be able to continue to use the AT&T service mark or if we will be able to successfully develop our own brand name and the results in using our own brand. If we are unable to use the AT&T service mark and are unsuccessful in developing or positioning our own brand name, our financial condition would be adversely impacted.

Our equity holders, the New AT&T and Onexa, may have differing interests

AT&T Telecom Mexico Inc. (“AT&T Mexico”), is the direct holder of the New AT&T’s equity interest in us. AT&T Mexico and Onexa currently are able to elect all of our directors and are able to exercise control over our business, policies and affairs. AT&T Mexico is able to elect four of our nine directors. The New AT&T is the second largest shareholder of Telmex, our principal competitor, which may create conflicts of interest between the New AT&T on the one hand and Onexa or us on the other. The failure of the New AT&T and Onexa to reach an agreement on how we operate our business or otherwise may delay or inhibit us from exercising our business strategy.

As a result of technological advances and regulatory changes, we may face additional competition in the future from new market participants, which may result in lower prices for telecommunication services, less margins, and/or a loss of market share

As a result of technological advances and regulatory changes, cable network operators and Voice over Internet Protocol, or VoIP, providers entered the Mexican telecommunications market with bundled and convergent offers, increasing the level of competition. Several cable network providers have requested the Secretaría de Comunicaciones y Transportes, or SCT, to amend their concession titles to allow them to offer telephone services directly to the public. So far, the SCT has passed a resolution that will allow the cable network operators to provide voice services, as well as telecommunications entrants to offer video services and these same services may be authorized to the incumbent operator under particular conditions. Also over the last 6 months, the SCT has granted several concession titles to offer telephone service to cable networks operators under the Federal Telecommunications Law procedure.

In addition, since the SCT has not been able to enforce regulations to stop the illegal provision of VoIP services by entities without a concession title, several international VoIP providers have begun to target the Mexican telecommunications market to illegally offer telephone services through Internet. Separately, as a result of the World Trade Organization settlement between Mexico and the United States regarding the disputes over the U.S. telecommunication companies access to the Mexican telecom market, on August 12, 2005, Comisión Federal de Telecomunicaciones, or Cofetel, published regulations authorizing the issuance of permits for the resale of national and international long distance public switched telecommunications services, through the use of minutes acquired from concessionaires and using their infrastructure at all times.

Additionally, the SCT is considering the auctioning of the 3.6 to 3.7 GHz spectrum segment, that could open the market to new concessionaries and technologies, such as WiMax, that could also compete with the services we provide.

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

We may need additional financing in order to service our indebtedness and fund operations, but such additional financing may not be available due to our current level of indebtedness

As of December 31, 2006, we had consolidated indebtedness of approximately Ps. 3,680.4 million and shareholders’ equity, including a minority interest in our consolidated subsidiary, of Ps. 2,305.8 million. The level of our indebtedness has had and may continue to have important consequences. For example, it has:

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

Telmex dominates the telecommunications market in Mexico and we depend on Telmex for interconnection

Telmex exerts significant influence on all aspects of the telecommunications market in Mexico, including interconnection, on which we depend to service most of our customers. Telmex is well capitalized and has substantially greater financial, technical and marketing resources, larger customer bases and more established relationships in the telecommunications industry than we do. With these advantages, and as the dominant provider of telecommunications services in Mexico, Telmex has a significant competitive advantage over us. Furthermore, although not allowed by its concessions, under the Ley Federal de Telecomunicaciones which was enacted in 1995, (the Federal Telecommunications Law), Telmex may be able to subsidize its long distance and data and internet services with revenues obtained from its local services. If Telmex were to engage in price squeezing or predatory pricing, we would be unable to competitively price our services and could experience significant loss in market share and revenues.

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

The Domestic and International “Long Distance Calling Party Pays” system was implemented in Mexico during 2006, which resulted in an increase of our costs and a loss of traffic

On April 13, 2006, Cofetel issued its policy to implement a Domestic and International “Long Distance Calling Party Pays” system, which implies an arrangement where mobile telephone subscribers do not pay for incoming calls, but, instead, the customer that originates a domestic or international call, either from a fixed line or mobile phone, pays the entire fee for placing the call. Even though the person receiving the call on the mobile phone does not pay to receive the call, the network from which the call originates must still compensate the terminating mobile phone network. In response to the new system, we increased our long distance rates, including international settlement rates, in order to pay to the mobile terminating network the agreed $0.135 US Dollars per minute termination rate.

The implementation of the Domestic and International “Long Distance Calling Party Pays” System resulted in a decline of our revenues and loss of domestic and international traffic, since some users migrated their long distance traffic from fixed to mobile networks. Also, fixed carriers may face an incremental increase in by-pass traffic since some entities may terminate mobile traffic cheaper in their mobile networks.

We experience a high proportion of uncollected accounts receivable which lowers our cash flow

We experience difficulties collecting accounts receivable from some of our subscribers. Some of our customers switch to other carriers without paying their bills to us, and excluding our VoIP residential customers, we are unable to disconnect customers’ local service if they fail to pay for their long distance service. The inability to collect unpaid bills reduces our cash flow. In 2005, we did not write off any amount. In 2006, we wrote off approximately Ps. 62.9 million in past-due trade receivables, of which Ps. 42.2 million related to residential customers and Ps. 20.7 million related to business customers. At December 31, 2005, our allowance for doubtful accounts was Ps. 107.3 million against outstanding receivables of Ps. 475.5 million. At December 31, 2006, our allowance for doubtful accounts was Ps. 72.9 million against outstanding receivables of Ps. 464.1 million. If the proportion of our customers who fail to pay their bills increases, our cash flows will be adversely affected.

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

Factors relating to the Mexican regulatory environment

We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes

Throughout our existence, the operation of telecommunications systems in Mexico has been subject to laws and regulations administered by the SCT and Cofetel. However, certain important aspects of the Federal Telecommunications Law were revised and amended by the Mexican Congress in 2006. Some of the deputies and senators in the Mexican Congress filed an action before our Supreme Court of Justice claiming that the revised law is unconstitutional and we cannot predict how it will be resolved.

The provisions of the law changed the commissioners designation and Cofetel structure, service convergence policies, the attribution and allocation of the spectrum for telecommunications and TV and radio broadcast rules, among others. We cannot foresee how the SCT or Cofetel will interpret and implement the new federal telecommunications law and the effects it will have on our business.

Also, in 2006 the SCT revised and passed a resolution on service convergence, to allow telecommunications and cable networks to offer triple play service (voice, data and video services). The same resolution also established obligations related to number portability and interconnection between networks. We cannot predict the effects of the new regulation on our networks.

This uncertainty on the application of the federal telecommunications law and the convergence resolution could adversely affect our business and subject us to additional legal liability or obligations.

In addition, under the new federal telecommunications law, Cofetel must amend its operating rules. The amendment reorganizes and redistributes resources in Cofetel which could affect concession title granting, spectrum policy, broadcasting regulation and international matters, among other issues. We cannot predict how these new rules could affect our business.

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates

Our revenues from international long distance service reflect amounts earned from our customers and our proportion of all settlement payments received from foreign carriers, as well as other international non direct-dialed calls. A portion of all settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 35.3% of our total revenues in 2004, 20.6% in 2005 and 17.1% in 2006. Settlement agreements, principally with the New AT&T, govern our payment rates to the foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and the rates foreign carriers must pay to use our facilities for interconnecting calls billed abroad, but terminating in Mexico.

Since 1997, the international settlement rates applicable to U.S.-originated international calls have been decreasing and may decrease further. Most of our traffic exchanged with foreign carriers in 2006 was traffic originated in the United States. Therefore, such reduction has adversely affected our results. Any further reduction in international settlement rates attributable to U.S.-originated international calls would result in a further decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar-denominated revenues decrease and we do not experience an offsetting increase in volume, we may be unable to meet our dollar-denominated debt and other obligations without incurring substantial exchange risk.

Restrictions on foreign ownership may impair our ability to raise equity capital and limit our growth

Under the Federal Telecommunications Law and the Ley de Inversión Extranjera (Foreign Investment Law), no more than 49% of the voting equity of a Mexican corporation holding a concession to provide fixed-line telecommunications services may be held by non-Mexican nationals. AT&T Mexico, which owns 49% of our equity, is deemed a non-Mexican national for purposes of the Foreign Investment Law. Absent revisions to the Foreign Investment Law, future sales of equity securities to non-Mexicans would involve securities with limited voting rights or would require a proportional purchase of voting stock by Mexican nationals. These restrictions limit our ability to raise equity capital which could be used to implement our business plan and grow our business.

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

We are subject to different corporate disclosure and accounting standards than U.S. companies

As a foreign private issuer, investors may not be able to obtain as much publicly-available information about us as they would about U.S. issuers of publicly traded securities. In addition, we prepare our financial statements in accordance with Mexican GAAP, which differs from U.S. GAAP in certain significant respects. Therefore, potential investors may not be able to easily ascertain the risks facing us as they would if we were a U.S. company. See Note 17 to our audited financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP applicable to us.

Factors relating to Mexico

Downturns in the Mexican economy adversely affect us

The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. Any future downturns in the Mexican economy would adversely affect our operating results and financial condition.

Currency devaluations may impair our ability to service our debt

Changes in the value of the Peso relative to the U.S. dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. For example, the 0.3% currency devaluation of the Peso against the U.S. dollar that occurred in 2004 generated an exchange loss of Ps. 4.1 million, the 4.9% currency appreciation of the Peso against the U.S. dollar that occurred in 2005 generated an exchange gain of Ps. 198.8 million, and the 1.5% currency devaluation of the Peso against the U.S. dollar that occurred in 2006 resulted in an exchange loss of Ps. 47.1 million. All of our indebtedness and a portion of our trade payables are denominated in U.S. dollars, while a majority of our revenues and operating expenses are denominated in Pesos.

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

The Asset Tax Law was amended by our Mexican Congress to establish that the tax is computed on the gross assets owned by the taxpayer, without the possibility of deducting liabilities as it occurred until December 2006. Due to this change, the asset rate will be reduced from 1.8% to 1.25%. This change may significantly increase the basis to determine the tax for companies like us who are debt-financed and may complicate the possibilities to recuperate such tax in subsequent years, as of this date.

Item 4. Information on the Company.

A. History and development of the company

Our legal and commercial name is Alestra, S. de R.L. de C.V. We were incorporated on October 13, 1995. We are a sociedad de responsabilidad limitada de capital variable (limited liability variable capital company) organized under the laws of Mexico for a term of 99 years. Our principal executive office is located at Avenida Lázaro Cárdenas No.2321, Piso 9, Col. Residencial San Agustín, San Pedro Garza García, N.L. 66260, México and our telephone number is 011-5281-8625-2200. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, U.S.A. Puglisi & Associates’ phone number is (302) 738-6680.

We are a leading provider of competitive telecommunications services in Mexico that we market under the Alestra and AT&T brand names and carry on our own network. We offer domestic and international long distance services, data and internet services and local services. We are owned 49% by AT&T Telecom Mexico, Inc., a wholly owned subsidiary of AT&T Inc. and 51% by Onexa, S.A. de C.V., a corporation owned by Alfa, S.A. B. de C.V.

Beginning in 1997, following the deregulation of the Mexican telecommunications industry, we began the rollout and expansion of our domestic and international long distance services, and as of December 31, 2006, we have invested more than Ps.7,576.2 million in the construction of our telecommunications network. Our telecommunications network interconnects with 199 cities throughout Mexico and consists of over 5,950 km. of high-capacity fiber optic lines that connect metropolitan areas, of which over 950 km. of fiber optic lines are in metropolitan areas, and five high-capacity fiber optic lines that cross the U.S. and Mexican border.

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

In response to the amendment to the Service Mark License Agreement, which phases out our ability to use the AT&T service mark beginning on November 17, 2007, we began developing our own service mark in April 2006. Before we developed our own service mark, we marked all of our services under the AT&T service mark.

We operate our business under the Ley Federal de Telecomunicaciones which was enacted in 1995 (the Federal Telecommunications Law).

Our revenues were Ps.5,233.9 million in 2004, Ps.4,236.0 million in 2005 and Ps.4,371.3 million in 2006. Under Mexican GAAP, we had a net loss of Ps. 90.7 million in 2004, a net income of Ps. 50.3 million in 2005 and a net loss of Ps. 119.1 million in 2006. Under U.S. GAAP, we had a net income of Ps.330.0 million in 2004, a net income of Ps.444.1 million in 2005 and a net income of Ps.289.7 million in 2006.

Capital expenditures

During the past three years, we have concentrated our investments in last-mile access for new customers and new services. Our capital expenditures for 2004, 2005 and 2006 amounted Ps. 452 million, Ps. 355 million and Ps. 350 million respectively. In January and February of 2007 we have invested $6.1 million, also primarily to provide “last mile” access. We do not expect that any single capital expenditure in 2007 will have a material impact on our operations or financial results.

We believe that our cash flow from our operations is sufficient to fund our capital expenditures and the servicing of our short term debt in 2007.

For a discussion of our capital expenditures, see Item 5. “Operating and Financial Review and Prospects— Liquidity and capital resources.”

B. Business overview

Summary of Material Licenses

Service mark and other fees

We currently use the AT&T registered service mark together with our new Alestra registered service mark to market all of our services.

AT&T is a service mark registered with the U.S. Patent and Trademark Office and is owned by AT&T Corp. We use the AT&T service mark to identify and promote our services pursuant to a license agreement with AT&T Corp. Licensing fees are determined based upon the greater of a minimum fee or a dollar amount determined in relation to our profitability.

On November 30, 2005, following the AT&T Acquisition, the New AT&T and us extended the term of the license agreement until November 17, 2008 subject to us achieving certain milestones. If, during the 18 month period, following the AT&T Acquisition, we either develop new marks or obtain a license from a third party to use new marks, then we may continue to use the AT&T brand name for an additional 18 months. After 24 months from the consummation of the AT&T Acquisition, we may use the AT&T service mark only together with our new service marks, and may use it for reference purposes only and always with the prior approval of the New AT&T. Under the amended agreement, we now have the flexibility and freedom to develop new marks for our domestic services. AT&T Corp. has agreed to waive any royalty fee payments under the license agreement during such period, including the 2006 royalty payment if we invest the funds in marketing and developing our own brand during the Initial Transition Period. In connection with the provision of AT&T Global Network services (“AGN Services”), we are allowed a limited use of the phrase “AT&T Global Services” on a nonexclusive basis until June 2010. The license agreement contains provisions allowing AT&T Corp. to terminate the license agreement in its sole discretion upon certain changes in our ownership, if we fail to abide by certain quality control standards, or if we misuse the AT&T brand and in certain other circumstances. See “Risk Factors – We rely on the use of the AT&T service mark to market all of our services to our customers; however, under our amended Service Mark License Agreement, our ability to use the AT&T brand name and service mark will be limited and we will have to rely on our own new brand name and service mark.”

We have launched the use of the commercial brand name “Alestra” together with the AT&T brand, through a campaign consisting of mass media advertising activities (including TV, billboards, magazines, radio, etc.) in order to allow a swift transition from the AT&T to the Alestra brands by the end of November 2007.

Our operations

Data and internet services

Our growth has come from our data and internet services segment in which we have been able to offer leading technology services. Our primary data and internet services are comprised of the following:

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

•

VPN (Virtual Private Network or VPN) Services. Provides reliable and secure IP connectivity in a public carrier class network with the same performance and security policies as found in the more expensive customer owned private networks, giving the customers the possibility to access their Network in several different ways depending on their individual needs.

•	Managed Router Service (MRS). MRS provides a complete solution, from network design, implementation and installation to ongoing network management.

•	Managed Internet Service (MIS). It is a dedicated Internet access solution that is managed “end-to-end” by Alestra.

•	Managed Firewall Service – Network Based (MFS-NB). MFS-NB provides enhanced security outbound only Internet access for multi-site Frame Relay Service customers.

•	Managed Firewall Service – Router Based (MFS-RB). MFS-RB helps protect network perimeters against outside attack through the use of Cisco IOS Firewall Feature Set.

•

Managed Firewall Service – Server Based (MFS-SB). MFS-SB is a fully managed, firewall solution including all hardware and software components, configuration, installation, day to day management and maintenance and most importantly, expert customer support and proactive network monitoring.

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

Voice over Internet Protocol, or VoIP, service

Our MasterNet service, based on VoIP technology, enables customers to make unlimited local phone calls and international phone calls at the same time they are using a broadband internet service. The VoIP service uses the internet as a transmission device to realize telephone calls, and using the IP protocol through data packets, enables a connection to the public telephone network.

Domestic and international long distance voice service

Our basic service, the Servicio Alestra-AT&T de Larga Distancia, provides a telephone connection that enables business and residential customers to place domestic and international long distance calls to every country and region in the world. This service covers both sent-paid and collect calls to certain countries and destinations. We also provide international switched transit services, which is traffic that does not terminate in our network, to other international carriers.

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

•

Virtual network services. To our business customers, we offer the Aria VNS Red Privada Virtual, or Aria VNS, a virtual network system that permits the configuration of tailored, private corporate voice networks. This service provides most of the advantages of a private network (i.e. call screening, overflows, flexible routing, authorization codes and private dialing plans) without the corresponding maintenance and operation costs.

•

Global virtual network services. This service is an extension of Aria VNS domestic service which offers the possibility of interconnecting virtual private networks for multinational or large national clients in Mexico or the United States with affiliates in Mexico or the United States.

Local services

We began providing local services in the first quarter of 2001. Local service revenues consist of charges to customers for local services, and our revenues depend on the number of subscribers for our local services and the rates we charge our subscribers.

Our Local Service offers to the enterprise market, a direct connection to the public switched telephone network (PSTN), enabling local, cellular, long distance or operator assisted calls. Our Local Service offers several alternatives depending on the customer’s needs:

Smart iPhone: Voice service for local & long distance calls with PBX facilities based over IP Telephony. The special benefits of this service includes: bringing all sites together in one voice system by just dialing 4-digits, reducing long distance and local bills among branches, the ability to use any line (fax or cellular) as a remote office and incorporating web portal access to modify different on-line functionalities, with this service our customers will keep in touch with their customers from any place at any time with high-end technology from a risk free investment. In November 2005 for small and medium enterprises (SME) over three main cities: Mexico City, Monterrey and Guadalajara.

Enlace Digital: This commercial program, offers digital trunks to connect our customer switchboard directly to the New AT&T network, thereby enabling local, cellular, long distance or operator assisted calls. There are two types of signals that AT&T Enlace Digital supports: CAS-R2 and ISDN PRI. This service can be offered through digital radio waves or fiber optic lines.

Currently our AT&T Enlace Digital service is offered in 16 cities throughout Mexico: México City, Monterrey, Guadalajara, Aguascalientes, Cd. Juárez, León, Puebla, Querétaro, San Luis Potosí, Saltillo, Toluca, Torreón, Tijuana, Nuevo Laredo, Matamoros and Reynosa. Our management expects that our local service will continue to grow based on increased business customer demand.

Línea Empresarial: This commercial program provides local, long distance, cellular, 800 numbers and operator calls, using Plain Old Telephone Services (POTS) lines. The telephone service is provided by a new wireless technology that offers the customer the chance to integrate data, voice and internet solutions on one platform. We offer this commercial plan in México City, Monterrey, Guadalajara, Toluca, Saltillo and Reynosa.

Enlace Total Multiservicio commercial program provides local, long distance, cellular, 800 number, operator assistance calls and dedicated internet in a complete bundle offer using IP technology trough a common dedicated IP access. We offer this commercial plan in 16 cities.

Information Security

We have an Information Security Area with the goal of protecting our network and clients from growing Information Technology threats and complying with new local regulations related to Information Security.

This area has developed several processes that implement in each of our services information security controls to protect the integrity, confidentiality and availability of those services.

We started a project in November 2005 in order to obtain the standard ISO27001 on Information Security, and we expect to obtain the certification by the second quarter of 2007.

In 2006, we have launched several services offering Information Security best practices and technologies to protect the information assets of the customers, such as SOC (Security Operations Center). We continue developing in 2007 more Information Security Services.

Pricing and promotions

Our pricing for voice and data services offered to business and residential segments varies depending on customer needs. Our business pricing strategy is based on voice, data and internet bundled offers, mainly represented by the AT&T Enlace Total family. The main commercial programs for voice are AT&T Plus, AT&T Corplan, AT&T Clase Total, AT&T Integra and AT&T Enlace Total. The commercial programs are tailored to offer value added business solutions through telecommunications integrated services according to the customers’ needs. For the residential segment, the five basic plans are AT&T Contigo, AT&T Fácil, AT&T Consentidos, AT&T Destinos, and AT&T Con Tu Negocio. All of our plans are tailored to the customers’ calling patterns, and are designed to capture and retain long distance customers. We believe that our prices are competitive with, and our promotions similar to those of our major competitors, Telmex and Axtel. We generally price our long distance services slightly below Telmex’s prices and we are highly competitive with Axtel.

Our marketing

We have developed a comprehensive marketing plan which we have designed to increase revenue and to obtain profitability by fostering brand name awareness and to increase our customer base and customer retention. We have designed our sales and marketing strategy to attract existing Telmex customers and to encourage customers of Axtel and other carriers to switch to us, as well as to entice new customers created by the growing demand for telecommunications services in Mexico. We have adopted a segmented marketing approach that distinguishes between business customers and residential customers and further distinguishes within those segments in terms of usage and type of customer.

Business Customers. We have national market coverage through our presence in different cities: 199 for long distance service, 50 for VPN, 26 for Data/Internet and 15 for Local Service. We have nearly 400 sales, marketing and e-business professionals dedicated to identifying, attracting and retaining business customers. We also have a Value Added Reseller (VAR) program that incorporates more than 200 agents with more than 950 account executives, extending our presence to 80 cities. In addition to basic services, we offer to business customers a variety of advanced voice and data services to increase revenues per customer and reduce customer churn. We also deliver customized bundled offers, including the key services and value-added features such as fraud control and reports-on-demand. We mainly target four groups of business customers:

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

•

Large and Affiliate Mexican Corporations. We characterize large corporations as our top 500 national accounts. Affiliates include corporations such as Alfa and their subsidiaries and related entities, with whom we or our shareholders are or have been affiliated. We actively market to these entities and have been successful in attracting these companies as customers.

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

Advertising and Public Relations. We believe that effective advertising stimulates demand for our services. We advertise using television, billboards, radio, Internet, newspapers and specialized business periodicals as well as direct marketing campaigns. In addition, in the past we have also sponsored sports events and teams, educational programs and cultural activities. We believe that building credibility –as an ignition element for any communication, before demand stimulation– is essential to ensure a solid brand reputation and the trust necessary to place our services in the Mexican market. In this sense, our public relations efforts create an informed opinion among third parties (journalists, leaders of public opinion, government officials, business partners, the financial community, consumers, etc.) in order to multiply messages regarding the promotion of advanced telecommunications solutions and consultancy aimed at sales activities. Last year we developed a communications campaign signed by both Alestra and the New AT&T brands. The campaign aims to position the brands as the World Class Telecommunications Services Company before target markets in the multinational companies and for large, medium and small enterprises and heavy users of the consumer segments.

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

We believe that the focused approach of our direct sales force favorably distinguishes us from Telmex, Axtel and other telecom providers in Mexico. Sales managers each manage sales representatives and account executives, who specifically focus on existing and potential accounts within a particular region. Our direct sales force has access to technical personnel for sales support services. We are able to provide our sales force with weekly sales information, and we track the sales of each of our departments against the objectives for each customer segment and account.

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

Telemarketing. For the residential segment, we use a focused telemarketing effort. Our telemarketing representatives call high-usage residential accounts based on information in our database and other sources. Our customer representatives emphasize the quality of our customer service and our network, as well as any promotions that we are offering at that time. Currently, we rely on in-house telemarketing efforts and employ in-house telemarketing representatives and contract with third parties for the services of additional telemarketing representatives for special campaigns. These representatives make outgoing telemarketing calls, which are in addition to inbound customer inquiries handled by our customer care representatives.

Customer service

We have been able to distinguish ourselves from our main competitors, Telmex and Axtel, by offering superior customer service. We conduct a survey of our Mexican customers in different market segments on a periodic basis. The survey has consistently indicated that our services are perceived as having higher value than those of our competitors. Our last survey was made in December 2006. By achieving a level of customer service superior to that of our competitors, we believe that we are able to attract new customers. We have two main customer service centers, one for business and one for residential customers, which are designed to provide service and support for each one of the segments. We also have an operator service center to provide call processing assistance and two help desk service centers to provide technical support, one for Internet and the other for e-services (web hosting). All of our centers run with 24X7 operation.

At our customer service centers and help desk our representatives receive approximately 140,000 calls per month. They handle product and general service inquiries, billing inquiries, fault reports and technical support. Around 70,000 additional calls per month are handled by an Interactive Voice Response (IVR) system for residential customers only.

In addition, our business customer service center works with a measurement system of quality that periodically indicates the satisfaction’s level of our customers. This shows how satisfied or unsatisfied they are with our service, which allows us to apply immediately corrective measures to make improvements. The indicator of the last six months was 95.3% of satisfied clients.

Our operator services center receive a monthly average of 380,000 calls. These calls consist of customers requiring person to person or “station to station” calls, including collect calls, as well as assistance with calling cards or other services.

Our desk service centers seek high customer satisfaction by providing ongoing training to our customer service representatives and management staff and by keeping services on a level with world-class centers.

Customer activation, billing and collection policies

Activation. At the time a salesperson receives an order for service, the information provided by the prospective customer is checked against our internal customer database and a third-party database to which all carriers provide information operated by Soluciones Pearson, S.A. de C.V. We ascertain whether a prospective customer has amounts due over 30 days and over Ps.150. If the customer’s credit history is acceptable, a representative from Soluciones Pearson, S.A. de C.V., a third-party verification entity, is connected into the call to verify the customer’s order. We believe that this system of third-party verification, which was implemented in February 1998, has significantly reduced slamming practices in Mexico and reduced churn caused by payment failure.

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

Collection. Bills for residential customers may be paid in cash at one of 7,047 bank branches, or one of more than 7,140 supermarkets, convenience stores, and public telegraph offices. We give customers the option to charge the invoice balance to credit card or checking accounts. Bills for business customers may be paid in cash at banks or with electronic funds transfer. There is no seasonality in our collection.

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

Sales and revenue by category of activity and geographical markets

See Item 5. “Operating and Financial Review and Prospects-Operating results”.

Competition

To date, the SCT has granted concessions to approximately 33 long distance telecommunications companies. Currently, approximately nineteen long distance concessionaires are offering commercial long distance service in Mexico.

The competition is likely to increase throughout the telecommunications market over the next few years as the Mexican telecommunications market continues to be liberalized and new technologies are integrated. As a result of competition, Cofetel statistics indicate the average revenue per minute for domestic long distance has declined in real terms by approximately 78% from December 1996 to December 2006.

In the consumer market, customer churn continue affecting the long distance service with the loss of future revenue from customers whose service is disconnected. Our churn rate is approximately 5% per month in 2006. In terms of rates, the industry is moving towards offering bundle services and prepaid packages, which have decreased prices in the market. In the other side, internet broadband continues expanding at high rates where subscribers grew from 2.2 million in 2005 to 3.6 million in 2006 according with OCDE statistics. Broadband demand boom has impacted the internet dial-up service market, which has decreased approximately 100,000 subscribers per quarter during 2006, totaling 1.4 million by year end.

In local telephone service market, the competition has increased and will continue increasing in 2007. Cable operators received authorization to enter the local telephone market and launched their service leveraging on their customer base of Internet and Pay TV services, acquired during the past ten years. The relevant cable operators have been competing in the market since July, 2006.

Our main competitors include Telmex and Axtel. The following paragraphs contain information of our main competitors obtained from Pyramid Research: Communications Market 2006, each company’s web site and our own estimates:

Telmex

Telmex, the former government-controlled telecommunications monopoly, has historically dominated the Mexican telecommunications industry. In December 1990, the Mexican government officially began to liberalize the telecommunications industry by selling a controlling portion of Telmex’s equity. The Mexican government subsequently sold the balance of its holdings in Telmex.

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

Telmex is the biggest competitor in the Mexican industry. It has participated in all fixed telecom services, with a substantial market share in each of them. Telmex has leveraged into their nationwide coverage, the broad last-mile access network, where Telmex has retained total control. In 2006, according to Pyramid Research, Telmex’s share was approximately 95% in the local lines market and approximately 80% in the long distance market in minutes.

Telmex’s broadband ADSL service is expected to reach approximately 2 million subscribers while its internet dial-up base of 0.9 million subscribers has migrated to ADSL at 100,000 customers per quarter according to the market trend.

In value added internet services, Telmex made an alliance with Microsoft Corporation in 2000, launching the T1MSN portal and changing its brand to Prodigy. Additionally, Telmex launched its hosting service called Triara, which recently embraced the Prodigy brand name. In 2006, according to Select, Telmex had a 72% market share of both broadband and internet dial-up subscribers.

In terms of VoIP, Telmex has launched VoIP in Brazil and is expected to launch this service in Mexico during 2007. Regarding video services, Telmex has acquired Cable Operators in South America and is expected to launch video over ADSL in Mexico in the short term.

In the core data services market, Telmex has leveraged on its local coverage to become the market leader in private lines and frame relay services. Pyramid Research estimates that Telmex data market share is 68% in terms of revenues.

Axtel

Axtel, S.A. de C.V. is a fixed wireless company founded in 1994. Its shareholders are Telinor Telefonia, S. de R.L. de C.V. (59.5%), AIG-GE Capital Latin American Infrastructure Fund L.P. (15.7%), The Blackstone Group (14.1%) and a group of financial and technological investors (10.7%) (including Tapazeca sprl, New Hampshire Insurance Company, and Nortel Networks).

In December of 2005, Axtel launched an IPO selling 15% of the shares to the market and obtaining US$320 million according to Axtel’s press releases.

Axtel has several nationwide wireless spectrums: 60 MHz at 10.5 GHz for point-to- multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access, the last one being the most used for its current local service. Its network includes 14 cities with local service.

In the fourth quarter of 2006 Axtel acquired Avantel for $500 million. This acquisition increased Axtel’s market position in the small and medium businesses segment and also enhanced its service portfolio in the large corporate segment with Avantel’s services portfolio.

As a result of the acquisition of Avantel, Axtel increased its market share in Local lines to 4%, in domestic long distance to 11% and 14% in data and internet private circuit markets according to Pyramid Research.

Telefónica

Telefónica, following its expansion strategy in Latin America, has acquired several telecommunications service providers in Mexico. In 1999 Telefónica acquired Infosel, a part of Terra Lycos, and adopted the Terra brand name for its internet and information services. Terra had 128,000 Internet dial-up accounts in 2002, but its business declined to approximately 75,000 accounts as of June 30, 2004 according to Telefonica’s reports, and it exited the dial-up business at the end of 2004 by entering into an alliance with us in which its dial-up customers were absorbed. Terra repositioned its strategy aiming to content services, e-commerce, broadband content, and internet advertising business through the Terra portal.

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

Since 2005, Telefónica Móviles México, a subsidiary of Telefónica, focused strongly on mobile telephone services and deployed an aggressive an commercial strategy against Telcel. By the end of the fourth quarter of 2006, Telefónica Móviles México’s reached approximately 8.6 million active customers, according to its public reports.

Other Competitors

Our other competitors in voice and data markets are Bestel S.A. de C.V., Marcatel, S.A. de C.V., Operadora Protel, S.A. de C.V., Iusacell-Unefon, S.A. de C.V., Nextel Mexico S de R.L. and Maxcom Telecomunicaciones, S.A. de C.V.

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

The SCT and the Mexican Congress unsuccessfully attempted during 2003, 2004 and 2005 to reach consensus with the industry in order to pass a new communications bill. However, in April 2006, a new federal telecommunications law, approved by the House of Representatives in December 2005, was approved by senators in the Mexican Congress taking immediate effect. As a consequence of the new law, all of Cofetel’s commissionaires were replaced, TV broadcasters were allowed to offer telecommunications services and Cofetel’s powers were increased in order to regulate broadcasting and telecom services.

The new law is being contested by some of the deputies and senators of the Mexican House of Representatives who filed a claim that the law was unconstitutional before the Mexican Supreme Court of Justice.

The SCT is the government agency responsible for regulating telecommunications services and was the exclusive authority until August 1996, when the Mexican government established Cofetel. Cofetel is a specialized regulatory agency within the SCT, which on the new federal telecommunications law consists of five commissioners appointed by the President and approved by the Congress, created to enforce the Federal Telecommunications Law and to implement the necessary regulatory framework to guarantee fair, non-discriminatory and lawful competition among telecommunication services providers in Mexico.

Cofetel and the SCT have the power to monitor our compliance with the telecommunications public network concession and our wireless concessions. The SCT delegated to Cofetel many of its powers and obligations under the Telecommunications Regulations. The SCT has retained the authority to grant all concessions and permits as well as the imposition of fines. Cofetel makes recommendations to the SCT on major issues, such as spectrum allocation and granting of new concessions and permits, imposition of fines and revocation of concession title, but the SCT has the final decision making power on these issues.

Under the existing Federal Telecommunications Law, registration before Cofetel is the sole requirement to provide value-added services.

Cofetel is currently primarily responsible for, among other things:

•	issuing secondary regulations applicable to the telecommunications industry, including determining the specific obligations of the “dominant” carrier;

•	recommending the granting, amendment, extension, assignment and revocation of concessions and permits;

•	supervising telecommunications service providers;

•	resolving any differences among concessionaires in interconnection negotiations;

•	conducting public biddings and auctioning of spectrum;

•	administering the numbering resources, signaling protocols, Technical Plans and national numbering migrations;

•	defining the different local service areas and mobile regions; and

•	administering the Telecommunication Registry, where the rates for telecommunication services offered by the concessionaires are filed.

The SCT and Cofetel have taken a number of steps to complete the regulatory framework for Mexican telecommunications, although significant issues remain unresolved or are under judicial scrutiny.

The Telecommunications Regulations contain various provisions designed to increase competition among providers of Mexican telecommunications services. In general, the SCT is authorized to grant concessions to other parties to provide any of the services provided by Telmex under its concession. In August 1996, the SCT opened the Mexican market to competition for domestic and international long distance services.

The SCT issued the initial rules for the interconnection of other carriers with Telmex’s network in July 1994, specifying that, beginning on January 1, 1997 and before 2001, Telmex was obligated to provide interconnection points for 200 cities in accordance with a rollout schedule (those local service areas were consolidated into 198 areas). After that, the rules also obligated Telmex to provide interconnection in all the cities of the country which have at least one switch with routing capability. Currently, Telmex has provided interconnection points in 198 local service areas. However, no additional areas have been added, and Telmex has argued that there is no switch with routing capability left for the remaining 199 local service areas. However, as a result of a consultation conducted during 2006, over the next two years there could be further consolidations of local service areas that could result in a decrease of the 397 that currently exist.

In June 1996, the SCT released rules with respect to the provision of domestic long distance service, together with basic technical plans for numbering and for signaling, that address a number of technical issues including several relating to the commencement of competition in long distance services. The long distance rules establish the general framework for competitive long distance services, including rules regarding customer pre-selection of carriers, billing and collection. They also provide for certain consultation and information-sharing mechanisms among service providers and with the SCT.

In December 1996, Cofetel released rules regarding the provision of international long distance service, which is routed into and out of Mexico using uniform settlement rates and the proportional return system. Under the proportional return system, incoming calls attempts are divided among Mexican carriers in proportion to the outgoing international traffic in call attempts originated by each of the carriers as determined by a committee composed of all the long distance carriers.

In October 1997, Cofetel released rules regarding the provisioning of local service. Such rules, among other issues, focus principally on establishing the mechanisms for interconnection, the interoperability of networks and the continuance of service, with non-discriminatory and registered tariffs. Additionally, the rules include access to the special codes, emergency numbers and database directory services. The rules for local service also define the program for the local “calling party pays” service, some obligations for the dominant carrier in terms of information, tariffs and quality of service, and guidelines for the consolidation of local service areas.

On August 11, 2004, the International Telecommunications Rules were issued by Cofetel. Under these new rules the International Long Distance Rules establishing the proportionate return system were eliminated and the international settlement rates for terminating long distance calls became subject to free market rules. See “International Settlement” in this Item.

On August 12, 2005, Cofetel published regulations authorizing the issuance of permits for the resale of national and international long distance public switched telecommunications services subject to the use of capacity obtained from authorized concessionaires.

In addition, on January 2, 2006, Cofetel has amended its operating rules. The amendment reorganizes and redistributes resources in Cofetel which could affect concession title granting, spectrum policy and international matters, among other issues.

Our concessions

Telecommunications public network concession. We obtained our telecommunications public network concession on December 6, 1995. Through this concession we are able to provide long distance telephone service; and by a later amendment, since May 30, 2000 we have been able to provide local services in Mexico City, Monterrey, Guadalajara and later on other local service areas throughout the country. In accordance with the Federal Telecommunications Law, the term of our telecommunications public network concession is 30 years. The term of our concession may be extended for a period equivalent to the initial term for which it was originally granted. The telecommunications public network concession specifies, among other things:

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

Under the 10.5 GHz concessions, we were asked to provide by the end of September 2000 point-to-multipoint signal coverage to those municipalities or delegations where 30% of the total population in such regions resides. On July 14, 2000, we petitioned the SCT to allow us to comply with such requirement a year after the original compliance period. On February 28, 2001, the SCT granted us an extension until August 27, 2001 to comply with such requirement. By August 27, 2001, we had installed 10.5 GHz sites in regions 4, 6 and 9, which include the urban areas of Mexico City, Monterrey and Guadalajara. The authorities have been properly notified of our progress and compliance.

On July 19, 2002, we filed a report with Cofetel regarding the implementation of a 10.5 GHz point-to-multipoint radio base station in the city of Morelia. With this infrastructure and the one discussed above, we fulfilled our commitments to provide signal coverage for 30% of the population residing in regions 4, 6 and 9.

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

(7) failure to pay the Mexican government the fee for the telecommunications public network concession or wireless concessions; and

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

Local service

On October 15, 1999, we filed a petition with the SCT requesting an amendment to our telecommunications public network concession in order to obtain authorization to provide local service in the local service areas that constitute the urban zones of the cities of Mexico City, Monterrey and Guadalajara. The authorization was granted on May 30, 2000. Immediately after the amendment was granted, we began negotiations with Telmex for a local-to-local interconnection agreement. The negotiations were finished and the agreement was signed on December 22, 2000. We began providing local service on December 29, 2000. As part of the concession we were exempted to offer carrier pre-selection for the long distance service for a period of five years beginning on the day in which Alestra began to provide local service in a determined local service area.

During the first half of 2001, we entered into local-to-local interconnection agreements with other local concessionaires, such as Axtel, S.A. de C.V., SOS Telecomunicaciones, S.A. de C.V. (Iusacell), Operadora Unefon, S.A. de C.V., Radiomóvil Dipsa, S.A. de C.V. (Telcel) and Pegaso PCS, S.A. de C.V. (Telefónica Móviles). Also during this period, we completed the development of our 10.5 GHz point-to-multipoint microwave radio system network in the cities of Mexico City, Monterrey and Guadalajara, which is our main system for reaching the residential market. We will continue to expand our commercial market by the introduction of local service using fiber-optic and point-to-point access to current and new clients.

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

During the first half of 2006, Alestra’s exception to allow preselected access to long distance carriers ended. On January 5, 2006, Alestra requested Cofetel to extend such exception for three more years, which is still pending.

In spite of the fact that competitive local carriers -whose exemptions have come to an end- are not providing equal access to long distance carriers, we can not assure you that Cofetel will grant us the extension. If Alestra lost its exemption, the chances of losing our local service clients would increase. Also, if the extension is not granted, our business could be adversely affected for the invested amounts needed to support carrier pre-selection functions on our network; therefore we are currently unable to determine the extent of the costs and adverse effects on that matter.

Tariffs, anti-competitive practices and interconnection

Tariffs. Under the Federal Telecommunications Law, tariffs for telecommunications services are generally determined freely by the providers of such services and are subject to the requirements set forth in the concessions. Tariffs must be registered before Cofetel prior to being implemented. However, Telmex is an exception to this rule because it is required to obtain approval before it sets rates. Under its concession, beginning in 1999, and every 4 years thereafter, Telmex’s price cap regulation is subject to review. Such review allows Telmex to increase prices based on a basket of services including local, domestic and international long distance services, subject to a cap based on the inflation rate and adjusted by a productivity factor (3% from 2003 through 2006, not resolved yet for the 2007 – 2010 period). Within the basket, Telmex is allowed to raise tariffs as long as the price of the basket remains under the cap, and lower tariffs, provided they remain above the long run incremental cost of each service.

Telmex’s tariffs for domestic long distance declined in real terms more than 70% from December 1996 to June 2005, because either Telmex did not increase its prices to account for inflation or the price decreased due to competitive forces. We believe that the Mexican telecommunications market will continue to experience tariff pressure.

Anti-competitive practices. Telecommunications service providers are prohibited by law from adopting monopolistic or discriminatory practices generally, including in the application of tariffs. All tariffs must be based on the following factors:

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

Since 1998, Telmex has been declared by the Federal Competition Commission a “dominant carrier”, that is, a carrier holding substantial power in five specific telecommunications markets, we have filed a motion with Cofetel to reapply Telmex’s obligations with regard to rates, quality of service and information, in accordance with the Federal Telecommunications Law.

However, during 2006, Telmex obtained a ruling from a Federal Judge in a lawsuit amparo that terminated its designation as a carrier with significant market power on telecommunications markets. The ruling is being appealed by us and the Federal Competition Commission. If Telmex maintains the ruling, no asymmetric regulation regarding tariffs, quality of service and information can be imposed to it until the specific conditions imposed by the Federal Judge are covered by the Federal Competition Commission or, if the case, it is again declared to have significant market power.

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

Long distance-to-local and local-to-local interconnections. Under Mexican regulations, local telephone concessionaires must enter into interconnection agreements with local and long distance concessionaires, pursuant to which the local operator is obligated to route calls from customers to the local or long distance carrier to which the number has been assigned and in the case of Telmex to the long distance carrier of choice. The local carrier would be obligated to route those calls to the switches of the call recipient in the same local area of its origination (in the case of a local call). The long distance carrier would be obligated to route those calls to local switches in the area of the call recipient (in the case of a domestic long distance call) or to the appropriate international network (in the case of an international long distance call).

Our “long distance-to-local” interconnection agreement with Telmex sets forth the terms and conditions under which we are allowed to interconnect our long distance network with Telmex’s local network.

Our local-to-local interconnection agreement with Telmex sets forth the terms and conditions under which we are allowed to interconnect our local network with Telmex’s local network.

Every year we and Telmex engage in negotiations on the terms and conditions, including rates, applicable for the next year interconnection. If we are not able to reach an agreement, the Federal Telecommunications Law provides that in 60 days Cofetel will resolve any interconnection disagreement between concessionaires. The interconnection agreements provide, however, that the terms and conditions of the agreements will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively from the first day of the year it is intended to be used for. During 2006, we reached a new agreement with Telmex for 2006 and 2007. We will shortly begin negotiations with Telmex in order to reach an agreement on the interconnection rates and some other regulatory and commercial issues for 2008. In the event of not reaching any agreement, we believe that the current cost structure of our operation will continue.

The interconnection agreements may be terminated if we have a substantial default under our interconnection agreement with Telmex.

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

On April 13, 2006 Cofetel issued a resolution in order to implement the domestic and international “long distance calling party pays” system in Mexico. As a result of the publication of the resolution, Alestra initiated different legal procedures to prevent the implementation of the “Long Distance Calling Party Pays” System on its network. Finally, we agreed to its implementation and voluntarily dismissed our legal actions. As part of the agreement, we increased our long distance rates, including international settlement rates, in order to pay the mobile terminating network rate of $0.135 US Dollars per minute agreed. The price increase resulted in a decline of our revenues and loss of international traffic, since some users ceased or migrated their long distance traffic from fixed to mobile networks. Also, fixed carriers may face an incremental increase in by-pass traffic since some entities may terminate mobile traffic cheaper in their mobile networks.

Pursuant to Cofetel regulations, the only legal way to transport public, internationally switched long distance minutes into Mexico is through long distance concession holders via international ports. Because international settlement rates to terminate traffic in Mexico are generally higher than rates for terminating domestic Mexican local and long distance traffic, a portion of the long distance market between Mexico and the U.S. is served by entities that bypass the international ports, a practice deemed illegal by Cofetel. These entities terminate those calls as domestic or local calls, by using different technologies, such as the Internet with VoIP, thus avoiding the payment of settlement charges.

Off-net charges (Long Distance-to-Long Distance Interconnection)

We pay Telmex a higher per-minute charge to terminate calls on its network in cities outside of those 199 cities from which we currently originate traffic. This traffic in minutes represented about 8.0% of our total minutes of traffic for 2006.

Our contract with Telmex for off-net services, “Plan Lada Operadores”, expired on December 30, 1999. However, we and Telmex continue to operate this traffic under the terms and conditions of the settlement agreement among, Telmex, Telnor and us signed on December 29, 2000. For the period from January 1, 2000, to December 31, 2003, our off-net charges were the lower of 75% of Telmex’s lowest rate made available by Telmex in the market for domestic long distance service to its final users or 75% of the lowest rate applied by Telmex to the termination market for the international long distance switched public traffic service in Mexican national territory.

On July 1, 2006, during our negotiations to establish the terms and conditions for the interconnection rate and other issues for the year 2006 and 2007, we agreed with Telmex to set off-net charges equal to the lowest of Ps. 0.75 per minute and any rate available by Telmex for domestic long distance service to any telecommunications public network concessionaire or any rate available by Telmex to US carriers for traffic originated outside Mexico and terminated in Mexican national territory. We will shortly begin negotiations with Telmex in order to establish the terms and conditions for the interconnection rate and other issues for the year 2008.

Mobile interconnection rates

On March 10, 2005, Alestra filed before Cofetel an interconnection disagreement with Radio Móvil Dipsa, S.A. de C.V. (“Telcel”), in order to obtain a reduction in the mobile interconnection rate that is charged for calls originating in fixed networks and terminating in mobile networks, under the Local Calling Party Pays System. It is due to a tariff distortion derived by the existence of lower service mobile tariffs than interconnection rates. In addition, we require Cofetel to oblige Telcel, as part of the disagreement, to charge the interconnection rate by seconds, in place of by minutes, and to give information about the interconnection points between Telmex and Telcel.

On August 31, 2006 Cofetel issued the resolution applicable to this interconnection disagreement dispute and the corresponding interconnection charges. Nevertheless, both Alestra and Telcel challenged this resolution trying to obtain, respectively, lower and higher rates than those determined by Cofetel. Finally, on December 15, 2006 Alestra agreed with Telcel the applicable interconnection rates for traffic termination in Telcel’s mobile network under the calling party pays system.

Third party verification

During 1997, the Mexican long distance telecommunications market experienced rates of churn significantly higher than those experienced in the United States and similar markets. In response to complaints by the Mexican long distance carriers that a significant portion of this churn rate was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge, Cofetel provided for a third-party verification system, similar to that used in the United States and other countries. Since February 6, 1998, every carrier began to submit to the third-party independent verification company Soluciones Pearson, S.A. de C.V. the name and number of each customer acquired. Pearson then independently called each customer to verify that the customer had voluntarily chosen the carrier who had submitted such customer’s name. Since February 1999, a representative of Pearson is now patched into the call while a customer is signing up for new service. As a result of this and other measures, the churn rate has dropped substantially from an average of 18.8% per month in the beginning of 1998, to an average of 2.5% per month in 2003, 2.7% per month for 2004, 4.2% per month for 2005 and 4.5% for 2006.

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

C. Organizational structure

We are owned 49% by the New AT&T and 51% by Onexa. Onexa is owned by Alfa. The New AT&T holds its equity in us through its subsidiary AT&T Telecom Mexico.

The following diagram depicts our overall organizational structure:

Alfa is one of Mexico’s largest conglomerates. It comprises four groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, processed food, auto parts and telecommunications. As of December 31, 2006, Alfa’s total assets amounted to Ps. 74.4 billion, with annual sales of Ps. 76.6 billion and operating income of Ps. 5.9 billion. On July 31, 2006, Alfa announced that it reached an agreement with BBVA Bancomer regarding the acquisition of the 49% equity interest BBVA Bancomer had in Onexa. This acquisition increased Alfa’s participation in Onexa to 100%. Alfa paid $ 51 million in cash in this transaction.

The New AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. On January 31, 2005, AT&T Corp. and SBC announced that their boards had approved a deal under which SBC would acquire AT&T Corp., and on November 17, 2005, SBC completed its acquisition of AT&T Corp.

On November 14, 2000, we restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Telecom Mexico holds 49% of the N stock and Onexa holds the other 51%. Onexa continues to hold 100% of the Series A shares and AT&T Telecom Mexico continues to hold 100% of the B shares. As of December 31, 2006, AT&T Mexico holds 578,859,772 shares of our common and N stock and Onexa holds 602,486,701 shares of our common and N stock.

Our senior notes are not guaranteed, secured or otherwise supported by our equity holders.

Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

We have entered into a joint venture agreement with our equity holders, and have adopted bylaws, each of which governs the relationship between the equity holders and us.

Our approximately 1,900 employees are employed through our sole subsidiary Servicios Alestra S.A. de C.V., which is organized under the laws of Mexico. We hold 98.0% of the capital stock of Servicios Alestra. Our employees are paid by that entity with funds provided by us on a monthly basis under a management and services agreement.

D. Property, plants and equipment

Our network

Network components. As of December 31, 2006, we have invested more than Ps. 7,576.2 million in our technologically advanced fiber-optic network. Construction of the original design for our long distance network was completed in 1997. Our average network reliability in 2006 was 100% for our backbone, 100% for last-mile solutions based on fiber optic equipment and 99.995% for last mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state-of the- art technology. Our network was constructed and is operated in accordance with the reliability, redundancy and restoration standards of the New AT&T’s U.S. network. The key components of the network, all of which are directly owned by us, include:

•	Over 5,950 route kilometers of long-haul and intra-city network, mostly with Lucent True Wave fiber-optic underground inter-city facilities;

•	Approximately 950 route kilometers of metropolitan area fiber-optic facilities;

•	Eight Lucent digital voice switches, plus one which is used for testing purposes;

•	Next Generation Network based on Sonus Softswitch and gateways to provide local and long distance services;

•	Broadsoft Platform for Residential VoIP Services and Hosted IPPBX Services; and

•

Cisco Systems IP/MPLS/ATM/frame relay switches; “carrier-class” Cisco Gigabit Switch routers, “carrier-class” Cisco Systems routers used for data services and internet connection; an MPLS core for VPN services; and over 11,000 modems for Dial-Up services.

We have over 3,000 agreements in place with highways, railroads and utilities companies that provide us with rights-of-way throughout Mexico. We believe these rights-of-way provide barriers to entry for potential facilities-based new competitors in the long distance market.

Our network is expandable and flexible. The conduit comprising the long distance network contains a fiber-optic cable with 24 fiber-optic strands. In the metropolitan rings, there are three conduits (four in the case of Mexico City), at least one of which contains fiber-optic cable with 36 fiber-optic strands. The new metropolitan infrastructure recently installed in Mexico City, Monterrey Guadalajara and Ciudad Juarez has a fiber-optic cable with 144 fiber-optic strands. These conduits are generally buried at a depth of 4 feet. Most of the metropolitan rings built by us also have at least one empty conduit, allowing for additional capacity to be deployed in the future at a substantially lower cost.

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

Fiber-optics. Our inter-and intra-city fiber-optic network is 5,950 kilometers in length and consists of three fiber-optic inter-city rings with the transmission capabilities of dense wave division multiplexing (DWDM) and Synchronous Digital Hierarchy architecture (SDH). The network is located in the following areas:

•	a northern ring that extends from the United States border crossings at Reynosa and Nuevo Laredo through Monterrey and other cities;

•	a central ring through Guadalajara and other cities;

•	a southern ring through Mexico City and other cities;

•	two interstate segments on the eastern coast of Mexico that run from the central region to the northern part of the country; and

•	four border crossings located over the U.S.-Mexico border (Tijuana, Ciudad Juarez, Nuevo Laredo, Reynosa), and another through the use of capacity in submarine cable systems from Cancun.

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

Our network incorporates Lucent True Wave “non-zero dispersion shifted” fiber-optic cable, which supports SDH and dense wave division multiplexing technology (DWDM). SDH is the industry standard in transmission technology, similar to SONET, which supports 2.5 gigabit per second and higher transmissions over a single fiber-optic strand. SDH enables the deployment of bi-directional ring architecture, a system that allows for nearly instantaneous rerouting of traffic in the event of an equipment failure or a fiber-optic cut. We were the first Latin American carrier to use dense wave division multiplexing technology, which enables greatly expanded transmission capacity over the same physical infrastructure or fiber link through the installation of additional electronics, thus enabling us to increase significantly our transmission capacity. All of our long distance fiber-optic facilities use dense wave division multiplexing technology with an effective transmission rate of 40 gigabits per second per pair of fiber-optic strands. We are currently utilizing one pair of fiber-optic strands with a 2.5 gigabit per second capacity and a second pair of fiber-optic strands using dense wave division multiplexing technology with a capacity of 40 gigabits per second, of which we currently utilize nine wavelengths with a capacity of 22.5 gigabits per second.

Electronics and switching. We have deployed five Lucent 5ESS digital switches to provide long distance services. The switches are located in Monterrey, Guadalajara, Mexico City, Ciudad Juarez and Tijuana. These switches perform as international and domestic gateways. We have also deployed two 5ESS and one VCDX switches, a compact version of the 5ESS, to provide local services in Mexico City, Monterrey and Guadalajara. In addition, we have deployed one switch for testing purposes in Monterrey. The Lucent 5ESS switch is an industry-leading universal digital exchange system, with an extraordinary record of availability and performance, and capable of supporting both voice and data switched services. The 5ESS supports a full range of U.S. and international transport and signaling standards, including interfaces to both the U.S. standard DS-1 (24 channel) and the European standard E-1 (30 channel) trunking. The 5ESS digital switch can deploy several types and combinations of telecommunications services on a single exchange platform including analog, mixed analog/digital or digital lines and can function as a local, toll and gateway exchange.

Our signaling network is connected to AT&T through international SS7 signaling interfaces. These signaling interfaces allow us to interface with other network and telecommunication services providers, and provide us with advanced services.

Next Generation Network (NGN). We have deployed NGN infrastructure for Voice over IP (VoIP) services, such as Pre/Post-paid, Local and Long Distance VoIP Services, for Business and Consumer customers, based on softswitches, application servers and dedicated data infrastructure. Our main vendors include Sonus, Broadsoft, and Pactolus among others. An increasing number of VoIP gateways have been deployed in several cities, while the main control functions are centralized in Mexico City and Monterrey.

Data Infrastructure. To support the growing demand for data services, we have deployed an ATM/Frame Relay, MPLS-VPN, and IP protocol networks, and several metropolitan Ethernet Networks. We have deployed Frame Relay switches in several cities, such as in Mexico City, Monterrey, Guadalajara, Puebla, Tijuana and Ciudad Juarez, which interconnect with the New AT&T’s Global Frame Relay network. Our Internet (IP) network is supported by carrier class gigabit routers and other high capacity routers deployed in key points of presence and switch sites. Our IP protocol network interconnects with the global internet via the New AT&T internet services. We have deployed 23 Cisco Routers from our VPN infrastructure in places such as Mexico City, Monterrey, Guadalajara, Tijuana, Ciudad Juarez, Chihuahua, Culiacan, Cancun, Tampico, Mexicali, Hermosillo, Nogales, Ciudad Obregon, Los Mochis, La Paz, Acapulco, Ciudad del Carmen, Coatzacoalcos, Irapuato, Merida, Oaxaca, Tuxtla and Villahermosa. All of our service networks expand their coverage to the entire country through our own Transmission Network and through the use of Alternate Access providers.

Direct access. Our direct access facilities allow our customers to access our network directly and avoid interconnection with local exchange carriers and incumbent networks like Telmex’s. We have deployed metropolitan fiber-optic rings consisting of approximately 950 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juarez, Tijuana, San Luis Potosi, Queretaro, Leon and other cities in Mexico, each of which has been deployed using an SDH ring, IP/Ethernet or asynchronous transfer mode (ATM) architecture. To date, we have 64 metropolitan points of presence (miniPOPs) in our metropolitan rings acting as hubs to connect commercial customers and some corporate buildings to our network, and more are scheduled in 2007 as customer demand increases. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

Wireless facilities. We hold two national point-to-point concessions to provide wireless connectivity to business customers (one in the 15 GHz band and one in the 23 GHz band). We also hold three point-to-multipoint concessions in the 10 GHz band covering Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos which provide direct access to our small business customers. We lease wireless frequency capacity from Conectividad Inalambrica 7GHz, S. de R.L., a joint venture between our equity holders and a subsidiary of Axtel, which acquired rights to use a concession in the 7 GHz band with national coverage to provide wireless connectivity to business customers and to expand the network infrastructure. To provide less capital-intensive direct access facilities and network interconnection in selected smaller cities (and for redundancy purposes), we have deployed 63 radio towers in our network. On these towers we have selectively deployed point-to-point and point-to-multipoint digital microwave transmission equipment. Our main suppliers of digital microwave equipment include Alcatel, Alvarion, Marconi, Microwave Networks International and Harris Corporation. A continuous process of evaluation is performed among current and potential technology suppliers.

Leased facilities. To cost-effectively originate and terminate traffic in cities where we do not have a point of presence, we lease facilities (under operating lease agreements) from Telmex for an installation fee plus a monthly fixed-cost charge. In this way, we are able to address a large number of additional end-users efficiently.

We continually review, optimize and improve our network, and we believe that there are no environmental issues that may have an impact in our network.

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

Item 4A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

A. Operating results

Basis of presentation

We prepare our financial statements in conformity with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 17 to our audited consolidated financial statements for information related to the nature and effect of such differences and a quantitative reconciliation to U.S. GAAP of our net income (loss) reported under Mexican GAAP for the years ended December 31, 2004, 2005 and 2006 and our of total stockholders’ equity as of December 31, 2005 and 2006.

Mexican GAAP is established by Mexican Financial Accounting Standards Board for the Investigation and Development of Financial Reporting Standards (CINIF). This organization releases Financial Reporting Standards (FRS) and interpretations of the FRS.

Mexican GAAP requires that financial statements recognize the effects of inflation. Accordingly, except where otherwise indicated, the consolidated financial data for all periods have been presented in constant Pesos as of December 31, 2006. Although the restatement of nominal Peso amounts into constant Pesos lessens the distorting effect that inflation has on comparisons of financial statements over time, the restatement does not wholly eliminate these distortions, and evaluation of period-to-period trends may be difficult.

Overview

Our primary business consists of the operation of a public telecommunications network in Mexico offering domestic and international long distance voice, data, video, internet-related services, and local telephone service. In accordance with the terms of our long distance concession and guidelines established by the SCT, on January 1, 1997 we began the gradual rollout and expansion of our long distance services to 60 cities. Our services became available in all 60 cities on June 27, 1997. Currently, we provide long distance origination services from 199 cities in Mexico. As of December 31, 2005, we had 439,682 lines in service and as of December 31, 2006, we had 392,019 lines in service.

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

Our cost of service consists primarily of local access charges and resale expenses which are paid on a per-minute basis primarily to Telmex, international settlements payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us, and fees for leased lines which are typically paid on a per-circuit per-month basis to Telmex and other last mile access providers.

The following table sets forth certain statistical data regarding our operations:

	2004		2005		2006
Lines in service at end of period:
Business	79,780		68,372		65,408
Residential	399,517		371,310		326,611

Minutes of use for the period (1):
Domestic long distance	1,478,654	42%	1,627,513	41%	1,994,055	48%
International long distance	2,060,158	58%	2,361,705	59%	2,197,130	52%

Total	3,538,812	100%	3,989,218	100%	4,191,185	100%

(1)	In thousands.

The following table sets forth information regarding our operating revenues:

	2004		2005		2006
Domestic long distance	1,119.7	21.4%	1,016.6	24.0%	1,035.4	23.7%
International long distance	2,376.3	45.4%	1,226.7	29.0%	1,074.6	24.6%
Data, internet and local services	1,738.0	33.2%	1,992.7	47.0%	2,261.3	51.7%

Total (1)	5,234.0	100.0%	4,236.0	100.0%	4,371.3	100.0%

(1)	Expressed in million of Mexican Pesos in purchasing power as of December 31, 2006.

Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operations are significantly impacted by economic conditions within Mexico.

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year Ended December 31,	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of the End of Each Year
1996	27.7%	31.3%	5.1%	$17.5 billion
1997	15.7%	19.8%	6.8%	$28.0 billion
1998	18.6%	24.6%	4.9%	$30.1 billion
1999	12.3%	21.3%	3.9%	$30.7 billion
2000	9.0%	15.3%	6.6%	$33.6 billion
2001	4.4%	11.3%	(0.2)%	$40.9 billion
2002	5.7%	7.1%	0.8%	$48.0 billion
2003	4.0%	6.2%	1.4%	$57.4 billion
2004	5.2%	6.8%	4.2%	$61.5 billion
2005	3.3%	9.2%	2.8%	$68.7 billion
2006	4.1%	7.2%	4.8%	$67.7 billion

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

Impact of foreign currency fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses are exposed to foreign currency fluctuations, our financial instruments are most exposed. As of December 31, 2006, the amount of senior notes and notes payable denominated in U.S. dollars was Ps.3,680.4 million.

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

From time to time, we assess our exposure and consider opportunities to manage this risk, for instance through the use of hedging instruments. In order to minimize the exchange rate risk of the Mexican Peso-U.S. dollar, on December 22, 2005 we entered into an economic currency hedge to minimize the effect of fluctuations in the U.S. dollar/Mexican Peso exchange rate. The hedge was effective through December 29, 2006.

In order to minimize the exchange rate risk of the Mexican Peso-U.S. dollar, on March 15, 2007 we entered into a currency hedge to minimize the effect of fluctuations in the U.S. dollar/Mexican Peso exchange rate. The hedge will be effective from April 2007 through December 2007.

See Item 3. “Key Information —Selected Financial Data” for a discussion of exchange rates.

Asset tax

Under current tax law, as Mexican companies, we and our sole subsidiary, Servicios Alestra, S. A. de C. V., are separately subject to pay the higher between income tax and asset tax. From our inception until 1999 we were exempted from the payment of the asset tax. Since 2000 we have not paid any asset tax because our debt, which includes our senior notes, has been greater than our total asset value. Since 2004, we have continued to defer our asset tax by using the option of Article 5-A of the Asset Tax Law, which allows us to determine our asset tax using the tax basis of the fourth preceding year instead of the current year. Our sole subsidiary, Servicios Alestra S.A. de C.V., began paying asset tax in 2000. Total asset tax for the years ended December 31, 2004, 2005 and 2006 were Ps.4.3 million, Ps.3.2 million and Ps.2.7 million, respectively.

The Asset Tax Law was amended by our Mexican Congress to establish that the tax is computed on the gross assets owned by the taxpayer, without the possibility of deducting liabilities as it occurred until December 2006. Due to this change, the asset rate will be reduced from 1.8% to 1.25%. This change may significantly increase the basis to determine the tax for companies as us who are debt-financed and may complicate the possibilities to recuperate such tax in subsequent years, as of this date. However, these amendments are being appealed by us through an amparo (action asking for guarantee for protection of constitutional rights) before the Mexican Federal Court. At this time we cannot predict the consequences of our legal action or the timing in which it will be resolved.

In 2007, the company is entitled to a reduction to the Asset tax derived from the application of the immediate deduction of fixed assets over the same tax, which has been estimated in an amount greater than that of the tax estimated for the year ended December 31, 2007.

Regulations

We operate in a highly regulated industry and the services we provide as well as some of the rates we may charge our customers are subject to regulatory approval. See Item 4. Information on the Company – B. Business Overview – Regulatory framework and bodies.”

Results of operations

Fiscal Year ended December 31, 2006 compared to Fiscal Year ended December 31, 2005

Revenues

Total revenues increased 3.2%, or Ps.135.3 million, to Ps.4,371.3 million in 2006 from Ps.4,236.0 million in 2005. This result was mainly due to higher non-long distance services, such as data, Internet and local.

Long Distance Services. Revenues from domestic long distance services for 2006 increased 1.9%, or Ps.18.9 million, to Ps.1,035.4 million from Ps.1,016.6 million in 2005. Our average domestic long distance revenue per minute decreased 16.9% to Ps.0.52 in 2006 from Ps.0.62 in 2005 due to market conditions resulting from increased competition. Domestic long distance volume for 2006 increased 22.5%, or 366.5 million minutes, to 1,994.1 million minutes compared to 1,627.5 million minutes in 2005 driven by the increase in traffic of our business customers. Our total lines in service decreased 10.8%, or 47,663 lines, from 439,682 at December 31, 2005 to 392,019 at December 31, 2006 as a result of our strategy to focus on our business customers and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues represented 23.7% of our revenue in 2006, compared to 24.0% of our revenue in 2005.

Revenues from international long distance services for 2006 decreased 12.4%, or Ps.152.1 million, to Ps.1,074.6 million from Ps.1,226.7 million in 2005. This reduction in revenues was primarily due to a 7.0% decrease in total international volume from 2,361.7 million minutes in 2005 to 2,197.1 million minutes in 2006 explained by lower incoming traffic, coupled with a 5.8% decrease in the average revenue per minute from Ps.0.52 in 2005 to Ps.0.49 in 2006. The decrease in the average international long distance revenue per minute was a result of lower international settlement rates in accordance with market conditions. During 2006, international long distance revenues represented 24.6% of total revenues, compared to 29.0% during 2005.

Data, Internet and Local Services. During 2006, data, internet and local service revenues reached Ps. 2,261.3 million, representing a 13.5% increase over the Ps. 1,992.7 million recorded in 2005 as we continue focusing our sales efforts in these services. During 2006, we expanded our local service to one additional city, Reynosa, Tamaulipas. We currently offer local service to 16 cities in Mexico. Our data, internet and local service segment consistently has increased its share in our revenue portfolio and represented 51.7% of our total revenues in 2006, compared to 47.0% in 2005.

Cost of Services (excluding depreciation)

Cost of services consists primarily of local access charges, resale expenses, paid on a per-minute basis primarily to Telmex, international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us and fees for leased lines, typically paid on a per-circuit per month basis to Telmex and other last mile access providers. Cost of services increased 4.0% to Ps. 1,665.9 million for 2006, compared to Ps. 1,602.4 million for 2005. The increase in cost of services was the result of a 16.2% increase in cost of data, internet and local services, to Ps. 586.0 million for 2006 from Ps. 504.3 million recorded in 2005, driven by the increase of capacity, partially offset with a decrease of a 1.7% in cost of the long distance services, to Ps. 1,079.8 million for 2006 from Ps. 1,098.1 million recorded in 2005, as a result of lower international rates.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, increased 0.7% or Ps.10.0 million, to Ps.1,480.5 million in 2006 from Ps.1,470.5 million in 2005.

As a percentage of total revenues, administration, selling and other operating expenses for 2006 were 33.9% compared to 34.7% registered during 2005. This decrease, as a percentage of total revenues, was primarily the result of our increasing revenues.

Depreciation and amortization

Depreciation and amortization increased 6.7% or Ps.65.5 million to Ps.1,044.7 million in 2006, from Ps.979.2 million in 2005. This increase is mainly the result of an accelerated depreciation of telecommunication equipment which began on April of 2005 and was only recorded for the last nine months of 2005, but completely recorded in 2006.

Operating income (loss)

Operating income slightly decreased 2.0% or Ps.3.7 million to Ps.180.2 million in 2006, from Ps.183.9 million in 2005. This decrease is mainly explained by the Ps. 65.5 million increase in depreciation and amortization.

Comprehensive financial loss

Our comprehensive financial loss for 2006 was Ps.281.9 million, compared to Ps. 112.0 million for 2005. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2005	2006
	(in millions of constant pesos)
Interest expense	(470.4)	(413.4)
Interest income	33.4	50.2
Exchange gain (loss), net	198.8	(47.1)
Gain from monetary position	126.1	128.5

Comprehensive financial result, net	(112.0)	(281.9)

Our interest expense decreased 12.1%, or Ps.57.0 million, to Ps.413.4 million in 2006, from Ps.470.4 million in 2005. The decrease in the interest expense was due to lower indebtedness as a result of the principal amortization of our senior notes due 2006 on May 15, 2006, the corresponding amortization of our senior notes due 2010 on June 30, 2006 and on December 29, 2006, and the refinancing of our senior notes due 2009 with a lower rate bank facility.

Interest income increased Ps.16.8 million to Ps.50.2 million in 2006, from Ps.33.4 million in 2005, due to a higher average cash balance.

Exchange loss in 2006 was Ps.47.1 million compared to an exchange gain of Ps.198.8 million recorded during 2005. We record a foreign exchange gain or loss with respect to U.S. dollar denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of indebtedness and accounts payable, exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. We have recorded a foreign exchange loss during 2006 due to the 1.5% depreciation of the Peso against the U.S. dollar compared to a 4.9% appreciation of the Peso against the U.S. dollar in 2005.

Gain from monetary position slightly increased from Ps.126.1 million for 2005 to Ps.128.5 million for 2006. Although the level of monetary liabilities was lower in 2006, as compared to 2005, the increase in the gain from monetary position was mainly due to a higher Mexican inflation of 4.1% for 2006, compared to 3.3% inflation recorded in 2005.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject separately to pay income tax or asset tax, which are computed separately by each entity. We have generated substantial tax losses of approximately Ps.6,285.0 million; accordingly, no income tax provisions have been included in the income statements for 2006. In order to defer asset tax payments in 2006 we determined our asset tax using the tax basis of the fourth preceding year instead of the current year as is established in the option of Article 5-A of the Asset Tax Law. On the other hand, for 2006, Servicios Alestra, S. A. de C. V., recorded asset tax of Ps.2.7 million.

Net Income ( loss)

During 2006, we recorded a net loss of Ps.119.1 million compared to a net income of Ps.50.1 million in 2005. This was mainly due to a higher comprehensive financial loss as a result of a higher exchange loss during 2006, as compared to 2005.

Fiscal Year ended December 31, 2005 compared to Fiscal Year ended December 31, 2004

Revenues

Total revenues decreased 19.1%, or Ps. 998.0 million, to Ps. 4,236.0 million in 2005 from Ps. 5,234.0 million in 2004. This result was due to the reduction in our long distance revenues, as a result of lower international long distance rates, which was partially offset by our increase in data, internet and local services revenues.

Long Distance Services. Revenues from domestic long distance services for 2005 decreased

9.2%, or Ps. 103.1 million, to Ps. 1,016.6 million from Ps. 1,119.7 million in 2004. This decrease was mainly the result of lower average revenue per minute. Our average domestic long distance revenue per minute decreased 17.8% to Ps. 0.62 in 2005 from Ps. 0.76 in 2004. Domestic long distance volume for 2005 increased 10.1%, or 148.8 million minutes, to 1,627.5 million minutes compared to 1,478.7 million minutes in 2004 driven by the traffic growth of our business customers. Our total lines in service decreased 8.3%, or 39,615 lines, from 479,297 at December 31, 2004 to 439,682 at December 31, 2005 as a result of our strategy to focus on our business customers and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues represented 24.0% of our revenue in 2005, compared to 21.4% of our revenue in 2004.

Revenues from international long distance services for 2005 decreased 48.4%, or Ps. 1,149.6 million, to Ps. 1,226.7 million from Ps. 2,376.3 million in 2004. This reduction in revenues was primarily due to a 55.0% decrease in the average revenue per minute from Ps. 1.15 in 2004 to Ps. 0.52 in 2005, which was partially offset by a 14.6% increase in total international volume from 2,060.2 million minutes in 2004 to 2,361.7 million minutes in 2005. The decrease in the average international long distance revenue per minute was a result of lower international settlement rates. During 2005, international long distance revenues represented 29.0% of total revenues, compared to 45.4% during 2004.

Data, Internet and Local Services. During 2005, data, internet and local service revenues reached Ps. 1,992.7 million, representing a 14.7% increase over the Ps. 1,738.0 million recorded in 2004. This increased was primarily due to the sustained growth in internet and local services. During 2005, we launched the MasterNet service, which is based on VoIP technology. As of December 31, 2005, we offered local service to 15 cities in Mexico. Our data, internet and local service segment consistently has increased its share in our revenue portfolio and represented 47.0% of our total revenues in 2005, compared to 33.2% in 2004.

Cost of Services (excluding depreciation)

Although total traffic for 2005 increased 12.7% compared to 2004, cost of services decreased 36.5% to Ps. 1,602.4 million for 2005, compared to Ps. 2,523.7 million for 2004. The reduction in cost of services was the result of a 48.0% decrease in cost of the long distance services, to Ps. 1,098.2 million for 2005 from Ps. 2,112.5 million recorded in 2004, while the cost of data, internet and local services increased 22.6%, to Ps. 504.2 million for 2005 from Ps. 411.2 million recorded in 2004. The reduction in cost of the long distance services was primarily due to the reduction in international settlement payments as a result of lower international rates.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 4.1% or Ps. 62.3 million, to Ps. 1,470.5 million in 2005 from Ps. 1,532.8 million in 2004. This decrease is mainly explained by the reduction of Ps. 44.8 million in office operations expenses and Ps. 14.0 million decrease in personnel related expenses as a result of the continuous optimization measures. As a percentage of total revenues, administration, selling and other operating expenses for 2005 were 34.7% compared to 29.3% registered during 2004. This increase was primarily the result of our declining revenues, which do not directly result in declining administrative, selling and other operating expenses.

Depreciation and amortization

Depreciation and amortization decreased 0.3% or Ps. 3.3 million to Ps. 979.2 million in 2005, from Ps. 982.6 million in 2004. This decrease is mainly the result of the termination of the depreciation of some assets.

Operating income (loss)

Due to the factors described above, operating income slightly decreased 5.7% or Ps. 11.0 million to Ps. 183.9 million in 2005, from Ps. 194.9 million in 2004.

Comprehensive financial loss

Our comprehensive financial loss for 2005 was Ps. 112.0 million, which represents a 55.4%, or a Ps. 139.0 million, decrease from Ps. 251.1 million for 2004. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2004	2005
	(in millions of constant pesos)
Interest expense	(495.7)	(470.4)
Interest income	17.9	33.4
Exchange (loss) gain, net	(4.1)	198.8
Gain from monetary position	230.8	126.1

Comprehensive financial result, net	(251.1)	(112.0)

Since all of our indebtedness is U.S. dollar-denominated and since there was a 4.9% appreciation of the Peso against the U.S. dollar for the period December 31, 2004 through December 31, 2005, interest expense decreased 5.1%, or Ps. 25.3 million, to Ps. 470.4 million in 2005, from Ps. 495.7 million in 2004.

Interest income increased Ps. 15.5 million to Ps. 33.4 million in 2005, from Ps. 17.9 million in 2004, due to a higher average cash equivalents balance, which was the result of continuing positive operative results.

Exchange gain in 2005 was Ps. 198.8 million compared to an exchange loss of Ps. 4.1 million recorded during 2004. We record a foreign exchange gain or loss with respect to U.S. dollar denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of indebtedness and accounts payable, exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. We have recorded a foreign exchange gain during 2005 due to the 4.9% appreciation of the Peso against the U.S. dollar compared to a 0.3% depreciation of the Peso against the U.S. dollar in 2004.

Gain from monetary position decreased from Ps. 230.8 million for 2004 to Ps. 126.1 million for 2005. The decrease is primarily due to a lower Mexican inflation of 3.3% for the year 2005, compared to 5.2% inflation recorded in the previous year, coupled with a slight decrease in our net monetary position.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject separately to pay income tax or asset tax, which are computed separately by each entity. We have generated substantial tax losses of approximately Ps. 10,373.1 million; accordingly, no income tax provisions have been included in the income statements for 2005. In order to defer asset tax payments in 2005 we determined our asset tax using the tax basis of the fourth preceding year instead of the current year as is established in the option of Article 5-A of the Asset Tax Law. On the other hand, for 2005, Servicios Alestra, S. A. de C. V., recorded asset tax of Ps. 3.2 million.

Net Income ( loss)

During 2005, we recorded a net income of Ps. 50.1 million compared to a net loss of Ps. 90.7 million in 2004. While our operating income slightly decreased, our results were positively affected by lower comprehensive financial loss as a result of an exchange gain, as compared with the previous year.

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

Revenue Recognition

Our principal sources of revenue are derived from domestic and international long distance services and from data, internet and local services. Long distance revenues are recognized based on minutes of traffic processed by us. Since August 11, 2004, the proportional return system was eliminated from the international long distance rules. After this, revenues for international long distance services into Mexico are recognized based mainly on the minutes that the New AT&T sends to us.

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

Allowance for doubtful accounts

We take what we believe is a conservative approach toward uncollectible accounts, commonly called the Spindown Method. For all services, this method calculates a certain reserve based on an estimate of the amount of customer accounts receivable that will become uncollectible. Both, the residential and business accounts, will be fully reserved when those accounts are 241 days and 271 days past due, respectively. To obtain this forecast, an uncollectible rate (the “Spindown Rate”) is estimated and applied to each bucket of the accounts receivable. The Spindown Rate applied on each month’s reserve calculation equals the average Spindown Rate registered on the previous six-month period. Payment is due 25 days after the issuance of an invoice. We take several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person-to-person calls. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 60 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance greater than Ps.50, the account is also assigned to a collection agency 120 days after the due date. If the efforts of collection agencies are unsuccessful and the balance is large enough to make legal proceedings worthwhile, we commence legal proceedings. As of December 31, 2005 and 2006, our allowance for doubtful accounts was Ps. 107.3 million and Ps. 72.9 million, respectively. We consider this reserve is sufficient to cover the probable loss of accounts receivables; however, we cannot assure that we will not be required to increase the amount of this reserve. A 10% change in the amounts estimated to be uncollectible would result in a change in uncollectible expense of approximately Ps. 7.3 million.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine depreciation and amortization expense to be recorded during any reporting period. The useful life of an asset is estimated at the time the asset is acquired and is based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened. This would result in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in asset’s value. We review assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations, estimates of future operations including estimates of revenues, costs, operating expenses, capital expenditures and debt service. For US GAAP purposes, pursuant to SFAS 144, we review the carrying value of our long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if an asset is impaired, in which case the asset is written down to its fair value. Based in our cash flow analysis, no impairment existed at December 31, 2004, 2005 and 2006.

Deferred Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process requires us to estimate our certain current tax exposure together with an assessment of temporary differences resulting from the differing treatment of certain items for tax and accounting purposes, such as depreciation and amortization, cost and accruals, and allowance for doubtful accounts. These differences result in deferred tax assets and liabilities, which are included on our consolidated balance sheet. To the extent we establish a valuation allowance or we increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In 2006 we recorded a valuation allowance of Ps. 1,571.0 million, due to uncertainty whether we may use certain deferred tax assets, primarily certain net operating losses carried forward and recoverable asset tax, before they expire. We began accumulating net operating loss carry-forwards beginning in 1996. These net operating loss carry-forwards expire ten years after they accumulate. The valuation allowance is based on financial projections prepared by us that were reviewed by independent consultants. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance that could materially impact our financial position and results of operations.

New Accounting Pronouncements Under Mexican GAAP

Beginning January 1, 2007, the dispositions of the following Mexican Financial Reporting Standards (NIFs) issued by the Mexican Financial Reporting Standards Board (CINIF) became effective. These dispositions will not have a significant impact on the financial information:

NIF B-3 “Income statement” – Incorporates, among others, a new approach to classify income costs and expenses in ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as a profit tax.

NIF B-13 “Subsequent events” – Requires, among others, recognition of assets and liabilities restructuring in the period in which they actually take place and the recognition of creditors’ waivers to enforce their right to demand debts in the event of lack of compliance of the entity with debt agreement commitments. These issues will only be disclosed in the notes to the financial statements.

NIF C-13 “Related parties” – Extends, among others, the definition (scope) of the related parties’ concept and increases the disclosure requirements in the notes to the financial statements.

NIF D-6 “Capitalization of the Financing Integral Result” – Establishes, among others, the obligation of capitalization of the financing integral result and the rules for its capitalization.

New Accounting Pronouncements under U.S. GAAP

FASB Interpretation No. 48

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48.

Emerging Issues Task Force (EITF) Issue No. 06-3

In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of EITF 06-03 will have an impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 157

In September 2006, the FASB issued SFAS No. 157 (SFAS 157), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its financial condition and results of operations.

Statement of Financial Accounting Standards No. 158

In September 2006, the FASB issued SFAS No. 158 (SFAS 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R. This statement requires employers to recognize, on a prospective basis, the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs. SFAS 158 also requires additional disclosures in the notes to financial statements. SFAS 158 is effective for fiscal years ending after June 15, 2007. The Company is currently evaluating the impact of adopting SFAS 158 on its financial condition and results of operations.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. See Note 17 to our audited consolidated financial statements for information relating to the nature and effect of such differences. Financial statements prepared under Mexican GAAP recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. We are not required to reverse the Mexican inflation accounting adjustments when reconciling Mexican GAAP to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Net income (loss) under U.S. GAAP amounted to Ps. 330.0 million in 2004, Ps. 444.1 million in 2005 and Ps.289.7 million in 2006, compared with net (loss) income under Mexican GAAP of (Ps. 90.7) million in 2004, Ps. 50.1 million in 2005 and (Ps. 119.1) million in 2006.

Stockholders’ equity under U.S. GAAP amounted to Ps. 1,427.8 million in 2005 and Ps. 1,714.9 million in 2006, compared with stockholders’ equity under Mexican GAAP of Ps. 2,453.5 million in 2005 and Ps. 2,305.8 million in 2006. See Note 17 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

B. Liquidity and capital resources

During 2006 we generated sufficient cash flow from operations to fund our requirements, including working capital, capital expenditures and our debt service. In addition, we obtained a financial leasing facility for $1.2 million to finance our operations.

We continue to focus our capital expenditures on businesses that we believe may offer more attractive margins and a short-to-medium term return. All capital expenditures are included in a budget which is pre-authorized by our Board of Directors. We do not expect that any single capital expenditure in 2007 will have a material impact on our operations or financial results. We do not expect to incur any additional indebtedness in 2007 unless it is to refinance existing indebtedness. In 2007, we also plan to pay the corresponding principal amortization of our senior notes due 2010 and our bank facility. We believe that we will generate positive capital resources from our operations to fund working capital, capital expenditure and debt service needs in 2007.

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

Current Liquidity

As of December 31, 2005 and 2006, we had Ps. 957.7 million and Ps. 718.3 million of unrestricted cash and cash equivalents available, respectively. Unrestricted cash and cash equivalents balance decreased Ps. 239.3 million from December 31, 2005 to December 31, 2006 primarily due to the following factors:

•	Payment on maturity date, May 15, 2006, of our 12.125% senior notes due 2006, which had an outstanding principal balance of $37.1 million (Ps.409.1 million);

•	Principal amortizations of our 8% senior notes due 2010 for $6.1 million (Ps.69.4 million) on June 30, 2006 and for $6.1 million (Ps.69.4 million) on December 29, 2006;

The decreases were partially offset by increases to cash resulting from positive operating results.

The unrestricted cash and cash equivalents balance consists of cash and temporary investments with original maturities of three months or less. Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican banks, U.S. banks and corporations with the highest credit ratings. As of December 31, 2006 we had cash of Ps.5.8 million, temporary investments of Ps.867.2 million, of which Ps.645.3 million were in U.S. dollar-denominated instruments and Ps.222.0 million were in Peso-denominated instruments.

In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of December 31, 2005 and 2006 our ratio of current assets to current liabilities was 1.25x and 1.03x, respectively. Our ratio of current assets to current liabilities as of December 31, 2006 includes as current liabilities the corresponding principal amortizations of our bank facility that will be payable in 2007 and also the corresponding principal amortization of the senior notes due 2010 that will be payable on June 2007 and December 2007.

Resources generated from, or used in, operating activities. Resources provided from operating activities in 2006 were Ps.1,026.2 million compared to resources provided in operating activities of Ps.1,081.3 million in 2005. This decrease was primarily due to the net loss generated in 2006.

Resources used in, or generated from, investing activities. Resources used in investing activities were Ps.484.6 million and Ps.324.6 million in 2006 and 2005, respectively. The increase was due to a higher amount invested in property and equipment. Our main capital expenditures during 2006 were on network growth and direct access with Ps.232.4 million and Ps.129.9 million, respectively.

Resources used in, or generated from, financing activities. Resources used in financing activities for 2006 were Ps.780.9 million compared to resources used in financing activities of Ps.480.7 million in 2005. The increase was mainly due to a 1.5% depreciation of the Peso against the U.S. dollar, coupled with the principal amortization of the senior notes due 2010 for Ps.132.3 million and the amortization of our senior notes due 2006.

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

Given the nature of our revenues derived from international incoming traffic, which are U.S. dollar-denominated, and of our costs and expenses, which are principally Peso-denominated, we believe we will be only partially insulated from potential exchange rate fluctuations. For this reason, on December 22, 2005 we entered into a currency economic hedge transaction to minimize the effect of fluctuations in the U.S. dollar/Mexican Peso exchange rate. This economic hedge was effective through December 29, 2006.

Material Commitments and Funding

The table below describes by year of payment due current material commitments as of December 31, 2006.

	Year ending December 31,
	2007	2008	2009	2010
	( in millions of Pesos (1) )
Vendor financing	2.6	—	—	—
Principal	2.6	—	—	—
Interest	—	—	—	—

Lease financing	23.6	15.0	1.5	—
Principal	22.7	14.9	1.5	—
Interest	0.9	0.1	—	—

Principal payments on long-term debt (2)	527.5	593.3	593.3	1,914.3
Notes interest payments (3)	273.6	231.5	185.6	75.6
Operating leases	70.6	64.5	64.8	60.0
Capital expenditures	540	—	—	—

Total	1,437.9	904.3	845.2	2,049.9

(1)	Nominal pesos converted from U.S. dollars at a rate of 10.7995 pesos per dollar, which is the noon buying rate provided by The Federal Reserve Bank of New York on December 29, 2006.
(2)	Principal payments on the bank facility and senior notes due 2010.
(3)	Interest payments on the bank facility and senior notes due 2010.

Our vendor financing commitments includes our credit facility with Hewlett Packard Operations México, S. de R.L. de C.V., which expired in January 2007. Our lease financing commitments include a lease contract with The Capita Corporation de México, S.A. de C.V., which expires in May 2008, and a lease contract with CSI Leasing México, S. de R.L. de C.V., which expires in April 2009. Our principal long term debt commitments for 2007, 2008 and 2009 includes the principal amortization of our outstanding bank facility and senior notes due 2010. The interest commitments include the interest payments of our bank facility and senior notes due 2010 for 2007, 2008 and 2009. Our operating leases commitments include the rent of our operative and administrative buildings and our capital expenditures commitments include an estimate of our capital expenditures needs for each year.

Capital expenditures for 2004, 2005 and 2006 amounted to Ps.452 million, Ps.355 million and Ps.350 million, respectively. Although we do not have any capital expenditure commitment in 2007, we believe that our investments in 2007 will be similar to 2006. In January and February 2007 we invested Ps.66 million ($6.1 million).

We believe that the funds to meet our current material commitments will be provided by internally-generated funds from our operations.

The New Notes

In November 2003, we completed our exchange and cash tender offers and issued new senior notes due 2010. The new notes pay interest semi-annually in cash in arrears at a rate of 8% per annum on June 30 and December 30 beginning on December 30, 2003. As of December 31, 2006 we had $285.9 million of senior notes due 2010 outstanding.

The principal amortization of the senior notes due 2010 on each June 30 and December 30 occurring on or after December 30, 2006, according to the following table:

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

The indenture governing our senior notes due 2010 contains the following covenants, among others, each subject to certain customary exceptions and carve-outs:

•

subject to specified exceptions, we may not incur indebtedness unless our consolidated leverage ratio would be less than or equal to 4.0 to 1.0; as of December 31, 2006, our consolidated leverage ratio was lower than 4.0 to 1.0;

•

subject to specified exceptions, we may not make restricted payments, such as dividends, unless we could incur at least one additional dollar of indebtedness, no event of default has occurred, and the sum of all restricted payments since May 17, 1999 is less than a specified amount; and

•	subject to specified exceptions, we may not incur any liens on any of our properties.

Other indebtedness

We have a secured financing facility with Deutsche Bank, with a balance as of December 31, 2006 of $50 million. The facility has a variable interest rate of LIBOR plus 1.65% per annum. Interest payments and amortizations are payable in a quarterly basis commencing on November 1, 2006, and February 1, 2007, respectively. The final maturity of this facility is on February 1, 2010.

We have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of December 31, 2006 of $1.39 million dollars, which is subject to an average annual fixed interest rate of 8.8%. Final maturity of this facility is in May 2008.

We also have a capital lease contract with CSI Leasing México, S. de R.L. de C.V., with a balance as of December 31, 2006 of $2.2 million dollars. Final maturity of this facility is in April 2009.

In addition, we had a credit facility with Hewlett Packard Operations México, S. de R.L. de C.V. As of December 31, 2006, its balance was $0.24 million dollars. Such amount, was fully paid in January 2007.

Other developments

On February 28, 2006, we entered into an Assigment Agreement (the “Agreement”) with America Online Latin America, Inc.’s (“AOLA”) subsidiary in Mexico, AOL, S. de R.L. de C.V. (“AOL Mexico”).

Pursuant to the Agreement, AOL Mexico will assign its monthly and prepaid subscriber base to us. As consideration for transfer of AOL Mexico’s monthly subscribers, we made a payment based on the number of monthly subscribers who were current in their payments on date the subscribers were transferred to us and a second payment based on the number of subscribers who were current in their payments to us six months later. We paid AOL Mexico a fee for each prepaid subscriber who renewed on an Alestra prepaid plan or subscribes to a monthly dial-up or broadband plan. The aggregate amount that we paid under the Agreement was $1,977,400.

From December 2006 through March 2007, we acquired a portion of our 8% senior notes due 2010. As of March 31, 2007, we have acquired $15.5 million principal amount of our senior notes due 2010. This temporary investment in our senior notes due 2010 has been registered in our financial statements deducting our total senior notes debt.

In order to increase the liquidity of the Company and as part of the debt restructuring process during 2002 and 2003, the Company’s partners agreed that the administrative service fees that Onexa and AT&T have charged and will charge the Company will not become due until 2007. At December 31, 2005 and 2006, the balances payable to Onexa and AT&T together amount to Ps.189.2 million and Ps.228.9 million, respectively, relative to fees for administrative services pending payment. At March 1, 2007 the Company paid Ps.115.9 million to Onexa and intends to make a payment in April of US$8.9 million to AT&T.

Legal Proceedings

Sanction regarding infractions to the public administration acquisition act

On July 16, 2006, COMIMSA (an entity of the Mexican public administration) made a public bid for it to receive domestic and international long distance services. We participated in the bid and on July 20, 2006 Alestra was awarded these services by COMIMSA. On August 21, 2006 we notified COMIMSA that we were not capable of providing long distance services in two of the populations in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre subscription by Cofetel in accordance with the long distance service rules.

As a result, we could not enter into the respective services agreement, which we were obliged to execute within the following 10 working days after the awarding of the bid, as a result COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against us on October 3, 2006 to determine if we were subject to sanctions under the applicable law. SFP decided that we infringed the applicable laws and imposed a sanction consisting in (i) our being prohibited to participate in bids or offer telecommunication services to the Mexican Federal administration for a period of three months and (ii) a fine of Ps $75 thousand to be paid by us.

Against such resolution we filed an amparo suit (constitutional defense procedure in Mexican legislation) with the Sixth District Court in Mexico City, obtaining the provisional suspension of the ruling on January 9, 2007. It is extremely difficult to predict the outcome of the amparo ruling, and even if the ruling were to be adverse to us, the litigation would not be over. The effect of the provisional suspension is that the negative resolution would not have legal effect until the final resolution under the amparo is issued, in the meantime we are permitted to continue to participate in public bids with the federal government and we do not have to pay the penalty imposed.

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

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of contractual obligations

	(in millions of Pesos) (1)
	Payments due in period
Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (2)	4,394	801	3,593	—	—
Principal	3,629	528	3,101	—	—
Interest	765	273	492	—	—
Vendor and capital lease financing (3)	42	26	16	—	—
Operating lease obligation	328	71	189	44	24
Purchase obligations (4)	119	119	—	—	—
Total	9,277	1,818	7,391	44	24

(1)	Calculated based on an exchange rate of Ps. 10.7995 per U.S. dollar, the noon buying rate as provided by The Federal Reserve Bank of New York on December 29, 2006.
(2)	Interest and principal amount of our bank facility and senior notes due 2010.
(3)	Hewlett Packard Operations México (HP), The Capita Corporation de México (CIT) and CSI Leasing México (CSI) financing facilities.
(4)	Maintenance contracts.

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management

Biographies of Senior Management

Rolando Zubirán Shetler (54) is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us in January 1, 1999. He has served as President and General Manager of Ericsson in Argentina, as Managing Director of Sistemas Ericsson in Mexico, as

Managing Director of Ericsson Business Communications in Brazil and various other positions in business planning. Mr. Zubirán holds a Bachelor of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México and a Master of Science Degree in Operations Research from the University of Southern California.

Bernardo García (48) is the Vice-President of our Consumer Small Business Market. Mr. García has been with us since our start in 1996 and has held several positions, including marketing director, enterprise sales director and commercial strategy director. Before joining us, he also served in several positions in Grupo Alfa, including one in the team that negotiated the joint venture agreement with AT&T to form our company. Mr. García holds a Bachelor’s Degree in Industrial and Systems Engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey, a Masters Degree in International Trade from Universidad de Monterrey and an MBA from IMD in Switzerland.

Eduardo Morali (54) is the Vice-President of our Business Market Unit. He joined us in 2000 and has over 25 years of experience in the Information Technology Industry. He has served as President and Chief Executive Officer of NCR Mexico and as Vice President of Latin American sales of the Computer Systems Group of NCR Corporation. He also served in IBM de Mexico as Sales Manager of the Financial Sector, as Sales Manager of the South East territory, as Marketing Plans & Control Manager and as Business Financial Manager. Mr. Morali holds a Bachelor’s Degree in Business Administration from Universidad La Salle and a Degree in Finance from Instituto Tecnológico Autónomo de Mexico.

Raúl Ortega (50) is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications, as well as trade politics, policy and regulation in the U.S. and Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C. He holds accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen (54) is our Chief Operations and Systems Officer. Mr. Irigoyen has over 20 years of human resources experience in various Alfa subsidiaries and corporate organizations. Mr. Irigoyen’s expertise is focused in the areas of labor relations and compensation. Prior to his assignment with us, he served as Director of Administrative Staff and Services at Alfa’s Corporate Headquarters where he held various managerial positions in Human Resources. Mr. Irigoyen joined us in 1996. Mr. Irigoyen has a Bachelor of Science Degree in Mechanical Engineering from the Universidad Autónoma de Nuevo León, a Master of Science Degree in Economics, majoring in Human Resources Administration, from the University of Utah, and he attended the Instituto para la Alta Dirección de Empresas. He has also been a consultant at the Instituto Tecnológico de Estudios Superiores de Monterrey and at the Universidad Autónoma de Nuevo León.

Patricio de la Garza (52) is our Chief Financial and Administrative Officer. Mr. de la Garza has over 20 years of experience in services and finance. Prior to his assignment with us, he worked for 10 years at Grupo Alfa where he held various managerial positions. Mr. de la Garza has been with us since our inception in 1995, starting as Treasurer, and his responsibilities included our notes issuance. Mr. de la Garza has a Bachelor of Accounting Degree and an MBA from the Instituto Tecnológico de Estudios Superiores de Monterrey. He also attended the Instituto para la Alta Dirección de Empresas.

Biographies of Directors

Armando Garza Sada (49) is the President of the Board of Directors of Alestra and currently is the Corporate Development President for Alfa. Prior to taking his current position, Mr. Garza was President of Sigma from 1993-1999. Before Sigma, he held other executive positions, including Vice-President of

Planning in Alfa’s holding company and President of Polioles and Selther. Mr. Garza is a member of the Board of Alfa, Femsa, Coca Cola Femsa, Gigante, Lamosa, Liverpool, MVS, Pyosa, Farmacias Benavides, ITESM and Vitro Vidrio Plano. He served as Chairman of CAINTRA (Nuevo Leon Chamber of the Manufacturing Industry) and CEESP (a private sector economic think-tank). He is also a member of the Board of CCE (Corporate Coordination Council), the Stanford Business School Alumni Association, Rabobank’s North American Agribusiness Advisory Board, and the Dean’s Advisory Council of MIT’s Sloan School of Management. Mr. Garza has a B.S. in Management from the Massachusetts Institute of Technology and a MBA from the Stanford Graduate School of Business. Mr. Garza, who is a nominee of Onexa, has been a director of Alestra since October, 2001.

Alejandro Elizondo Barragán (54) is the Chief Financial and Planning Officer for ALFA. Prior to taking his current position, Mr. Elizondo was the Chief Executive Officer of Hylsamex. He has over 30 years experience in ALFA where he has held various executive positions. Mr. Elizondo is a member of the Board of Directors of Embotelladoras Arca, Hylsamex and Banco Regional de Monterrey. He has a Bachelor´s Degree in Mechanical Engineering from the Instituto Tecnológico de Monterrey and a MBA from Harvard University. Mr. Elizondo, who is a nominee of Onexa, has been a director of Alestra since March, 2006.

Jorge Bustamante García Moreno (52) is the Treasurer for ALFA. He has held several positions, including the Vice-President of Finance and Planning, at different subsidiaries of ALFA, specifically at Nemak, Alestra, DAK Amerikas, AKRA and Versax. Mr. Bustamante obtained his Bachelor’s Degree in Actuarial Sciences from the Anáhuac University. He holds a Master Degree from Stanford University and also a Master Degree from the Insead. Mr. Bustamante, who is a nominee of Onexa, has been a director of Alestra since April, 2001.

Felipe Carlos Canales Tijerina (48) is Senior Vice-President of Corporate Planning and Economic Studies at Alfa Corporate Center. Prior to his current position, Mr. Canales was the Corporate Treasurer of Alfa from 1996 to 2004. He has over 27 years of experience in ALFA, where he has held various executive positions. He has a Bachelor´s Degree in Industrial Engineering from the Instituto Tecnológico de Monterrey and a MBA from Wharton School at the University of Pennsylvania. Mr. Canales proposed, developed the project and participated in the initial stages of the Joint Venture between AT&T and Alfa in the Mexican telecommunications industry. Mr. Canales, who is a nominee of Onexa, has been a director of Alestra since March, 2006.

Carlos Jimenez Barrera (51) is the Secretary of the Board of Directors and General Counsel of ALFA. He has been with Alfa since 1976. He holds a law degree from the Universidad de Monterrey and a Masters of Comparative Jurisprudence from New York University School of Law.

Karen A. Clark is the Executive Director Market Development at AT&T. Ms. Clark joined AT&T in 1989 and has spent the majority of her career in Europe. She is currently based in Bedminster, NJ. She has held assignments in sales and marketing, international public affairs and public relations, business development, strategy, regional operations and venture management. She has served as an AT&T representative on the Board of Directors of several AT&T venture companies, including Telmos, UTEL and the WorldPartners Company and currently supports AT&T board activities for Alestra and NavLink. She holds Bachelor of Arts, Master of Arts and Master of International Business degrees, earned at universities in the United States and in Europe. Ms. Clark, who is a nominee of AT&T Telecom Mexico, has been a director of Alestra since March, 2006.

Geoffrey Stephen Webster (40) as Vice-President, Commercial, of AT&T Global Services, Mr. Webster has overall responsibility for all AT&T’s non-U.S. commercial activities. These activities include managing the investments in, and the commercial interfaces with, Alestra, AT&T Latin America, Navlink and the Shanghai Symphony Telecom Pudong venture, as well as executing and managing future international investments as the new international strategies unfold. Prior to the formal launch of Concert as the AT&T BT global joint venture in January 2000, Mr. Webster served as Chief Counsel for the predecessor Concert organization. During much of his time with Concert, he also managed the business interface with MCI WorldCom. Mr. Webster is a graduate of the Law School at the University of Bristol in the U.K. and is a member of the English Law Society. Mr. Webster, who is a nominee of AT&T Telecom Mexico, has been a director of Alestra since March, 2002.

Eric R. Weinbrom (45) is the Financial Vice-President, Business Planning and International, responsible for financial planning and analysis for the AT&T Business Services enterprise. His responsibilities include preparing the annual operating budget and monthly outlook forecasts, as well as preparing ad hoc analyses of results and other opportunities to improve performance. In addition to managing FP&A activities, he remains responsible for all financial and statutory compliance for AT&T’s international operations. Mr. Weinbrom is a graduate of the Pennsylvania State University with a B.S. in Health Planning and Administration. He also holds a Master Degree in Finance from Xavier University and a graduate certificate in Accounting from Fairleigh Dickinson University. Mr. Weinbrom, who is a nominee of AT&T Telecom Mexico, has been a full director of Alestra since December, 2004 and an alternate since January, 2004.

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

B. Compensation

For the year ended December 31, 2006, we paid aggregate annual compensation of approximately Ps.37.4 million to our executive officers as a group for services in all capacities. As of December 31, 2006, we have accrued pension benefit and similar liabilities of Ps.123.1 million.

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

D. Employees

At December 31, 2006, we employed 1,899 people through our only subsidiary, Servicios Alestra, S.A. de C.V. The below chart shows the distribution of our employees for the years 2004, 2005 and 2006:

	Number of Employees as of December 31,
Direction	2004	2005	2006
Officers and Staff	10	10	8
Administration	134	133	145
Human Resources	38	36	37
Engineering and Operations	424	363	420
Business Sale Unit	448	458	446
Residential Sale Unit	791	786	697
Systems	55	98	97
Strategic Planning	11	10	10
Legal and Government Relations	41	39	39

Total	1,952	1,933	1,899

In addition, Servicios Alestra, S.A. de C.V. has also contracted with third-party agencies for the services of less than 200 additional temporary employees. Only one labor union, Sindicato Nacional de Trabajadores del Transporte Público y Comunicaciones (National Union of Workers of Public Transportation and Communications), which operates as an autonomous workers union, represents our employees. It represents less than 50 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages and our management believes that our relationship with our employees and the union is good.

E. Share Ownership

Not applicable.

Item 7. Major shareholders and related party transactions.

A. Major Shareholders

We are owned 49% by the New AT&T and 51% by Onexa. Onexa is owned by Alfa. The New AT&T holds its equity in us through its subsidiary AT&T Telecom Mexico.

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

Alfa is one of Mexico’s largest conglomerates. It comprises four groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, processed food, auto parts and telecommunications. As of December 31, 2006, Alfa’s total assets amounted to Ps.74.4 billion, with annual sales of Ps.76.6 billion and operating income of Ps.5.9 billion. On July 31, 2006, Alfa announced that it reached an agreement with BBVA Bancomer regarding the acquisition of the 49% equity interest BBVA Bancomer had in Onexa. This acquisition increased Alfa’s participation in Onexa to 100%.

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

We have entered into a joint venture agreement with our equity holders, and have adopted certain bylaws which govern the relationship between the equity holders and us.

As part of the senior notes restructuring, on November 17, 2003 our equity holders resolved to increase the variable portion of our capital stock by $100 million Ps.1,117.6 million, which was subscribed and paid for by each equity holder in proportion to its participation in the capital of the company, i.e., 51% by Onexa and 49% by AT&T Corp.

In order to reconcile our capital with Mexican GAAP, reflect inflationary gain, and absorb accumulated losses, on December 1, 2003 our equity holders resolved to (i) reclassify the balance as of December 31, 2002 of our restatement of capital stock account into the variable portion of our capital stock in the amount of Ps.5,040.8 million, and (ii) reduce the variable portion of the capital stock for Ps.9,219.3 million and Ps.1,344.1 million by reclassifying these amounts from our accumulated deficit account and our accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Onexa and 49% on AT&T Corp. These transactions did not represent a contribution or payment to the equity holders.

B. Related party transactions

See Item 17. and 18. “Financial Statements — Note 4. Accounts receivable and payable and transactions with affiliates and other related parties.”

As of December 31, 2006, Alestra had an outstanding receivable of Ps. $24 million which was owed by a related company, Alestra Telecomunicaciones Inalámbricas. This short term loan has an interest of T.I.I.E. plus 6% per annum. The funds from the short term loan were used by Alestra Telecomunicaciones Inalámbricas to acquire spectrum in a public auction process which was then leased to us. Alestra Telecomunicaciones Inalámbricas is owned by Onexa and AT&T.

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information.

A. Consolidated statements and other financial information

See Item 18. Financial Statements for the list of all financial statements filed as a part of this annual report.

Policy on Dividend Distribution

Our shareholder’s joint venture agreement provides that our shareholders, subject to their vote and to applicable provisions of our senior notes due 2010 (or any of our other indebtedness restricting our ability to pay dividends), have agreed to declare annual distributions of fifty percent of our after tax net income, determined in accordance with Mexican GAAP. Notwithstanding the foregoing, we will declare distributions only (x) in an amount which does not exceed the lesser of (i) earnings on which Mexican taxes have been paid so that no additional Mexican tax is payable as a result of the distribution, and (ii) our net cash flow, (y) after such time as all scheduled capital contributions have been made and (z) after all requirements of Mexican law for the declaration and payment thereof have been satisfied. As of today, we have not declared any dividends.

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

B. Memorandum and articles of association

Our deed of incorporation and bylaws were previously filed as Exhibit 3.1 on Form F-4, Registration No.333-11084 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 1999 (our “Registration Statement”). Our bylaws were amended by the minutes to the General Partners’ Meeting on November 14, 2000, which were filed as Exhibit 3.2 to Form F-4, Registration No.333-100075 filed with the SEC on February 12, 2003. Our bylaws were further amended by the minutes to the General Partners’ Meeting on November 4, 2005, which were filed as Exhibit 1.3 to Form 20-F, filed with SEC on April 3, 2006. Our joint venture agreement was filed as Exhibit 10.1 to the Registration Statement. Our joint venture was further amended on November 30, 2005, which amendment is being filed as Exhibit 4.1 to Form 20-F, filed with SEC on April 3, 2006. The following discussion and Item 6 above summarize some of the important aspects of our joint venture agreement and our bylaws.

Our deed of incorporation include the following as the purposes of our Company:

•	To install, operate and/or exploit a public telecommunications network under a concession from the Ministry of Communications and Transport.

•

The rendering of telephone services, conduction and transmission of signals, cable television or restricted television, value added or improved services; interconnection services with other public or private networks and any other type of telecommunications and information service in the country, to the extent allowed bylaw.

•

To use, benefit from and/or exploit frequency bands in the national territory under a concession from the Ministry of Communications and Transport, except for the radioelectric spectrum classified as free access which may be used and exploited without a concession.

•	The rendering of radiocommunication, radiotelephone, cellular, telephone services, personal communication services and all services that use the radioelectric spectrum.

•

Construct, own, operate or exploit satellite communication systems under a concession from the Ministry of Communications and Transport to occupy geostationary orbital positions and other satellite orbits and exploit their respective frequency bands.

•	The rendering of all types of satellite communication and information services, including voice, data and video.

•

Exploit, under a concession from the Ministry of Communications and Transport, the rights to generate and receive frequency band signals associated to foreign satellite systems that cover and can render services in national territory.

•	Install, operate or exploit earth satellite transmission signal stations under the corresponding permit.

•

Manufacture, assemble, repair, adapt, purchase, sell, import, export, lease or otherwise utilize, commercialize or dispose of telecommunication and computer equipment, software and other related, accessory or similar equipment.

•	Sell, lease, dispose of and otherwise divest itself of the telecommunication network capacity.

•	Resell telecommunication capacity and services to the extent allowed by law.

•	Carry out or promote research and development programs and telecommunication training programs.

•

Acquire, own or otherwise receive industrial or intellectual property rights, such as patents, trademarks or trade names, industrial secrets, copyrights and similar, as well as licenses for their use and/or exploitation and, if applicable, grant, dispose of or transfer this rights or licenses of use and exploitation in favor of third parties.

•

Engage in the rendering of commodities and services directly or indirectly related to the purposes described in this Clause, as well as any other activities in matter of telecommunications, computing and information, by means of the use of present or future technology.

•	In general, carry out any other legal businesses or activities.

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

Except as provided for in the amended joint venture agreement and in our by-laws for the transmission of stock by our shareholders as permitted in clause 11 of the amended by-laws or with respect to a merger or acquisition of a company by us, and as described in the following paragraphs, a shareholder may sell or otherwise dispose of its stock only upon approval of the other shareholders, and approval may be withheld without cause. Also, as discussed above, Mexican law currently restricts foreign ownership to 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services. This impedes a change of control brought about by a purchase of stock by a non-Mexican national. For a detailed reference as to how our shareholders may transfer their stock please refer to the amendment of the joint venture or the amendment to our bylaws.

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

D. Exchange controls

Capital controls

The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos into U.S. dollars or other currencies or remit dividends, interest or other payments to non-resident holders. Banco de México, except for the period from September 1 through December 20, 1982, has made foreign currency available to private sector companies. The foreign currency we need to service our foreign currency obligations, including our outstanding securities, has been available in the open market.

E. Taxation

United States taxation

The following is a discussion under present law of the material United States federal income tax consequences of the ownership and disposition of the registered senior notes (“Senior Notes”) to purchasers of the Senior Notes in the original offering at the issue price. The discussion is based on the Internal Revenue Code of 1986, as amended and the regulations, rulings, judicial decisions and administrative pronouncements thereunder in effect on the date hereof, which may change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be relevant to a particular holder, some of which, (such as tax-exempt organizations, dealers, financial institutions and life insurance companies, traders that elect to mark the Senior Notes to market and persons holding a Senior Note as part of a hedge, straddle, conversion or integrated transaction) may be subject to special rules. This discussion also does not address any aspect of state, local or foreign taxation. Investors are urged to consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Interest

The gross amount of interest (including additional amounts paid in respect of Mexican withholding taxes) accrued or received in respect of the Senior Notes generally will be includible in the gross income of U.S. holders in accordance with their regular method of tax accounting and original issue discount, if any, will be included on a yield to maturity basis. Such income generally will be treated as foreign source income for United States federal income tax purposes. In general, a U.S. holder may elect to claim, subject to certain generally applicable limitations, either a deduction or a credit in computing its United States federal income tax liability for Mexican taxes withheld from interest and from additional amounts paid on the Senior Notes. Interest paid on the Senior Notes will constitute income from sources outside the United States, but, with certain exceptions, for taxable years beginning on or before December 31, 2006, will be “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States Holder under the United States federal income tax laws. For taxable years beginning after December 31, 2006, such income generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income,” for foreign tax credit purposes. The rules relating to the calculation and timing of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend upon a U.S. holder’s particular circumstances.

Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit in light of their particular circumstances.

Sale exchange, retirement or redemption

Gain or loss realized on the sale, exchange, retirement or redemption of a Senior Note (other than any amount in respect of accrued but unpaid interest) will generally be capital gain or loss. U.S. Holders should consult their tax advisors about U.S. federal income tax treatment of capital gain or loss. Gain or loss (other than loss attributable to accrued but unpaid interest) generally will be U.S. source gain or loss for purposes of the foreign tax credit limitation.

Information reporting and backup withholding

Amounts paid in respect of Senior Notes and the proceeds from the sale, exchange, or redemption of Senior Notes may be reported to the United States Internal Revenue Service and a backup withholding tax may apply to such amounts unless the holder (i) is a domestic corporation (which may be required to establish its exemption by providing its status on U.S. Internal Revenue Service Form W-9), (ii) in the case of a U.S. holder other than a corporation, provides an accurate taxpayer identification in the manner required by applicable law, or otherwise, (iii) establishes a basis for exemption. The amount of any backup withholding from a payment to a U.S. holder generally will be allowed as a credit against the U.S. holder’s United States federal income tax liability.

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

Interest Rate Risk

We currently believe that increases in interest rates in the international markets are not likely to have a material direct adverse impact on our financial results or cash flows because 85% of our total debt bears fixed rates of interest. Our results and cash flows could be impacted if additional financing is required in the future when interest rates are high in relation to current market conditions.

Foreign Exchange Risk

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses are exposed to foreign currency fluctuations, our financial instruments are more highly impacted. As of December 31, 2006, the amount of senior notes and notes payable denominated in U.S. dollars was Ps.3,680.4 million.

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

From time to time, we assess our exposure and consider opportunities to manage this risk, through, for example, the use of economic hedging instruments. These instruments do not qualify accounting hedges in order to minimize the exchange rate risk of the Mexican Peso-U.S. dollar, on December 22, 2005 we entered into a currency hedge to minimize the effect of fluctuations in the U.S. dollar/Mexican Peso exchange rate. The hedge was effective through December 29, 2006.

The potential loss in value of financial instruments held at December 31, 2006 which total Ps.3,680.4 million that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the Peso-dollar exchange rate would have been approximately Ps.368.0 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps.26.8 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness. However, the potential impact of changes in the Peso-dollar exchange rate on interest expense would be mostly offset, due to the U.S. dollar-denominated revenues that are generated by international incoming traffic.

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15. Controls and Procedures.

Evaluation of disclosure controls and procedures

The conclusions of our Chief Executive Officer and Chief Financial Officer about the effectiveness of our disclosure controls and procedures, based on their evaluation of these controls and procedures as of December 31, 2006, are as follows:

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

Changes in internal controls

There has been no change in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16. C. Principal Account Fees and Services

The aggregate fees billed by PricewaterhouseCoopers, S.C., or PwC, Alestra’s independent auditor, for professional services in 2005 and 2006 were as follows:

	(in millions of pesos)
	2005	2006
Audit Fees (1)	Ps.5.3	Ps.5.3
Audit – Related Fees (2)	1.2	1.2
Tax Fees (3)	—	—

Total	Ps.6.5	Ps.6.5

(1)	Audit fees include fees associated with the annual audit of Alestra’s consolidated financial statements and reviews of Alestra’s quarterly reports for statutory purposes. Audit fees also include fees associated with various audit requirements of Alestra and for reviews of registration statements.
(2)	Audit-related fees include amounts paid to PricewaterhouseCoopers S.C. for the audit of Cofetel reports, statutory social security and housing report, transfer pricing and other statutory reports.
(3)	Tax fees include fees principally incurred for assistance with compliance matters.

Item 16. D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16. E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See pages F-1 through F-43 incorporated herein by reference.

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

1.3 Amendment to the By-Laws dated November 4, 2005 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 333-11084 on April 3, 2006).

2.1 Form of Indenture to be entered into between Alestra, S. de R.L. de C.V. and The Bank of New York, as trustee, for the Senior Notes due 2010 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-106329 on August 1, 2003).

2.2 Form of note for the Senior Notes due 2010 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-106329 on August 1, 2003).

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

4.12 Addendum to the Second Amended and Restated Joint Venture Agreement, dated November 30, 2005 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 333-11084 on April 3, 2006).

4.13 Addendum to the Amended and Restated Service Mark License Agreement, dated November 30, 2005 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 333-11084 on April 3, 2006).

4.14 Addendum to the AT&T Global Network Cooperation Agreement, dated November 30, 2005 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 333-11084 on April 3, 2006).

4.15 Note Purchase Agreement dated July 26, 2006 by and among Alestra S. de R.L. de C.V. and Deutsche Bank AG, London Branch.

4.16 Security Agreement dated July 26, 2006 by and among Alestra S. de R.L. de C.V. and Deutsche Bank Trust Company Americas as collateral agent.

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

12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Alestra, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Alestra, S. de R. L. de C. V. and Subsidiary (the “Company”), as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alestra, S. de R. L. de C. V. and its subsidiary, as of December 31, 2006 and 2005, and the results of their operations, changes in stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

PricewaterhouseCoopers S.C.

Monterrey, Nuevo León, México

March 30, 2007

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

SUBSIDIARIES OF ONEXA S.A. de C.V., which is a subsidiary of ALFA S.A. B. de C.V.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2006

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2006)

	2005		2006
Assets
Current Assets:
Cash and cash equivalents	Ps	957,692	Ps	718,347
Restricted cash (Note 8)		22,290		154,709
Trade receivables, net (Note 3)		368,244		391,136
Due from affiliates and other related parties (Note 4)		232,784		114,726
Recoverable taxes		241		155
Other receivables		51,190		56,021
Prepaid expenses (Note 5)		37,424		39,009

Total current assets		1,669,865		1,474,103

Property and equipment, net (Note 6)		5,452,764		5,052,776
Deferred charges and other assets, net (Note 7)		669,863		450,756
Intangible asset derived from the actuarial computation of labor obligation (Note 2.1 and 10)		21,631		17,698

Total assets	Ps	7,814,123	Ps	6,995,333

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable to Telmex and other carriers	Ps	204,464	Ps	190,935
Other suppliers		221,129		126,020
Senior notes (Note 9)		548,938		348,285
Bank loans, notes payable and capital leases (Note 8)		48,581		192,742
Due to affiliates and other related parties (Note 4)		118,288		248,572
Other accounts payable and accrued expenses		190,549		320,557

Total current liabilities		1,331,949		1,427,111

Long-term liabilities:
Senior notes (Note 9)		3,698,721		2,746,137
Bank loans, notes payable and capital leases (Note 8)		32,684		393,209
Due to affiliates and other related parties (Note 4)		189,224		—
Estimated liabilities for seniority premiums and pension plans (Note 10)		108,032		123,061

Total liabilities		5,360,610		4,689,518

STOCKHOLDERS’ EQUITY (Note 11):
Majority interest:
Nominal capital stock		1,181,346		1,181,346
Restatement of capital stock		163,087		163,087

Contributed capital		1,344,433		1,344,433
Retained earnings		1,109,652		961,384

Total majority interest		2,454,085		2,305,817
Total minority interest		(572)		(2)

Total stockholders’ equity		2,453,513		2,305,815
CONTINGENCIES AND COMMITMENTS (Note 12)		—		—

Total liabilities and stockholders’ equity	Ps	7,814,123	Ps	6,995,333

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 30, 2007 by the officers that sign completely these consolidated financial statements and its accompanying notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2006)

	2004		2005		2006
REVENUES (Note 13)
Long distance services	Ps	3,495,977	Ps	2,243,305	Ps	2,110,040
Data, internet and local services		1,737,990		1,992,739		2,261,274

		5,233,967		4,236,044		4,371,314

OPERATING EXPENSES:
Cost of services (excluding depreciation – Note 13)
Long distance services		(2,112,469)		(1,098,139)		(1,079,847)
Data, internet and local services		(411,241)		(504,284)		(586,041)

		(2,523,710)		(1,602,423)		(1,665,888)
Administration, selling and other operating expenses		(1,532,766)		(1,470,489)		(1,480,477)
Depreciation and amortization		(982,596)		(979,228)		(1,044,744)

Operating income		194,895		183,904		180,205

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(495,760)		(470,381)		(413,432)
Interest income		17,945		33,407		50,207
Exchange (loss) gain, net		(4,053)		198,849		(47,132)
Gain from monetary position, net		230,746		126,119		128,458

		(251,122)		(112,006)		(281,899)

SPECIAL ITEM (Note 9)		—		—		(17,653)
OTHER INCOME (EXPENSES), NET		(30,173)		(18,532)		6,158

(Loss) gain before provision for asset tax		(86,400)		53,366		(113,189)
Asset tax (Note 14)		(4,299)		(3,231)		(2,783)
Employee’s profit sharing (Note 14)		—		—		(3,199)

Net consolidated (loss) income		(90,699)		50,135		(119,171)

Minority interest		—		(213)		95

Net (loss) income of majority stockholders (Note 11)	(Ps	90,699)	Ps	50,348	(Ps	119,076)

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 30, 2007 by the officers that sign completely these consolidated financial statements and its accompanying notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2006)

	Capital stock				Restatement of capital stock		Accumulated (deficit) income				Net income		Majority Interest		Minority interest		Total Stockholders’ Equity
	Fixed		Variable				Effect on equity from labor obligation		Gain from restatement		(loss) of the year
Balance at December 31, 2003	Ps	300	Ps	1,181,046	Ps	163,087	Ps	(2,779)	Ps	404,591	Ps	1,032,108	Ps	2,778,353	Ps	3	Ps	2,778,356

Changes in 2004:
Net loss		—		—		—		—		—		(90,699)		(90,699)		—		(90,699)

Deficit from restatement		—		—		—		—		(34,932)		—		(34,932)		—		(34,932)

Comprehensive income		—		—		—		—		(34,932)		(90,699)		(125,631)		—		(125,631)

Balance at December 31, 2004		300		1,181,046		163,087		(2,779)		369,659		941,409		2,652,722		3		2,652,725

Changes in 2005:
Net income		—		—		—		—		—		50,348		50,348		(213)		50,135
Additional minimum pension liabilities								(74)						(74)				(74)
Deficit from restatement		—		—		—		—		(248,911)		—		(248,911)		(362)		(249,273)

Comprehensive loss		—		—		—		(74)		(248,911)		50,348		(198,637)		(575)		(199,212)

Balance at December 31, 2005		300		1,181,046		163,087		(2,853)		120,748		991,757		2,454,085		(572)		2,453,513

Changes in 2006:
Net loss		—		—		—		—		—		(119,076)		(119,076)		(95)		(119,171)
Additional minimum pension liabilities		—		—		—		(2,610)		—		—		(2,610)				(2,610)
Deficit from restatement		—		—		—				(26,582)		—		(26,582)		665		(25,917)

Comprehensive loss		—		—		—		(2,610)		(26,582)		(119,076)		(148,268)		570		(147,698)

Balance at December 31, 2006	Ps	300	Ps	1,181,046	Ps	163,087	Ps	(5,463)	Ps	94,166	Ps	872,681	Ps	2,305,817	Ps	(2)	Ps	2,305,815

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 30, 2007 by the officers that sign completely these consolidated financial statements and its accompanying notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2006)

	2004		2005		2006
OPERATING ACTIVITIES:
Net (loss) income	Ps	(90,699)	Ps	50,135	Ps	(101,518)
Adjustments to reconcile net (loss) income to resources provided by operating activities:
Cost of labor obligations		11,209		14,413		16,588
Amortization of capitalized expenses from issuance of senior notes		27,834		28,196		33,046
Depreciation and amortization		982,596		979,228		1,044,744

		930,940		1,071,972		992,860

Changes in working capital:
Trade receivables, net		144,247		19,890		(22,892)
Due from affiliates and other related parties		(45,607)		(84,372)		118,058
Recoverable taxes and other receivables		2,715		2,068		(4,745)
Prepaid expenses		(3,591)		(14,798)		(1,585)
Accounts payable to Telmex and other carriers		(101,484)		166,269		(108,638)
Due to affiliates and other related parties		127,488		26,871		(58,940)
Other accounts payable and expenses accrued		(69,723)		(106,623)		129,772

Resources provided by operating activities before special item		984,985		1,081,277		1,043,890
Special item						(17,653)

Resources provided by operating activities		984,985		1,081,277		1,026,237

INVESTING ACTIVITIES:
Purchase of property and equipment		(399,235)		(310,565)		(386,578)
Deferred charges and other assets		(31,272)		(14,060)		(98,034)

Resources used in investing activities		(430,507)		(324,625)		(484,612)

FINANCING ACTIVITIES:
Payments of senior notes		(258,667)		(470,438)		(1,153,237)
Bank loans, notes payable and capital leases, net		(78,963)		12,042		504,686
Restricted cash				(22,290)		(132,419)

Resources used in financing activities		(337,630)		(480,686)		(780,970)

Increase (decrease) in cash and cash equivalents		216,848		275,966		(239,345)
Cash and cash equivalents, beginning of period		464,664		681,726		957,692

Cash and cash equivalents, end of period	Ps	681,512	Ps	957,692	Ps	718,347

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 30, 2007 by the officers that sign completely these consolidated financial statements and its accompanying notes.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

Subsidiaries of ONEXA S.A. de C.V., which is a subsidiary of ALFA S.A.B. de C.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2005 AND 2006

(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2006)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (Onexa) (51%) and AT&T, Inc. (49%). Prior to July 31, 2006, Onexa was owned by Alfa, S. A. B. de C. V. (Alfa) (50.2%) and BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%). On July 31, 2006, Alfa announced that it had reached an agreement with BBVA-Bancomer to acquire 49% of the remaining equity interest in Onexa held by Bancomer. This acquisition increases Alfa’s participation in Onexa to 100%.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. Alestra did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll-out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 199 cities as of December 31, 2006.

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

On November 17, 2005, SBC Communications Inc. (SBC) completed the acquisition of AT&T Corp. “acquisition of AT&T”, creating the “New AT&T”.

On November 30, 2005, as a result of the AT&T Acquisition, Alestra and its shareholders amended their Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”). This amendment modified corporate governance and certain other provisions.

In addition, Alestra amended its Amended and Restated Service Mark License Agreement (the “Service Mark License Agreement”) and the AT&T Global Network Cooperation Agreement (the “AGN Agreement”) and its bylaws. These agreements are between the Company and AT&T. The terms of these amendments include the following.

•

Pursuant to the amendments to the Service Mark License Agreement, Alestra is permitted to use the AT&T brand name until November 17, 2008 and to use the phrase AT&T Global Services (AGN Services) for the limited purpose of provisioning AT&T Global Services within Mexico for the term of the AGN Agreement; provided that Alestra meets certain conditions.

•	During this time, Alestra has an initial 18-month period (the “Initial Transition Period”) in which Alestra covenants to develop, acquire, license or position new service brands for its services.

•

At the end of the Initial Transition Period, in specific circumstances, Alestra has an additional 18-month period (the “Extended Transition Period”) where Alestra has limited use of the AT&T service brand.

•

24 months after the AT&T Acquisition, Alestra may only use the AT&T service brand together with its new service brand, and may only use it for reference purposes and always with the prior approval from AT&T.

•	In connection with the provisions of AGN Services, Alestra is allowed a limited use of the brand “AT&T” on a nonexclusive basis until June 2010.

•

The license agreement contains provisions allowing AT&T to terminate the license agreement at its sole discretion upon certain changes in Alestra’s ownership, or if Alestra fails to abide by certain quality control standards, or if Alestra misuses the AT&T brand and in certain other circumstances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were authorized for issuance on March 30, 2007, by the company. Alestra has prepared these financial statements in conformity with Mexican GAAP.

Effective January 1, 2006, Alestra and its subsidiary adopted the standards published by the Mexican Financial Accounting Standards Board for the Investigation and Development of Financial Reporting Standards (CINIF), representing the entity responsible for establishing Mexican GAAP. Consequently, in the preparation of the accompanying consolidated financial statements, we observed the following hierarchy established by the CINIF:

i.	The Financial Reporting Standards (FRS) and interpretations of the FRS issued by the CINIF.

ii.	The statements issued by the Commission of Accounting Principles (CPC) of the Mexican Institute of Public Accountants, that have not been amended, substituted or revoked by the new FRS.

iii.	International Financial Reporting Standards (IFRS), applicable for supplementary purposes.

Certain reclassifications have been made to the financial information of the prior year, for purposes of the presentation adopted for the current year.

Based on this, the accompanying consolidated financial statements have been prepared under Mexican GAAP based on the above mentioned criteria. Alestra and its subsidiary applied the following accounting policies:

a. Basis of presentation and disclosure

The consolidated financial statements are expressed in Mexican Pesos, denoted by the symbol “Ps”.

The accompanying financial statements were prepared by comprehensively applying the standards relative to the recognition of inflation on the financial information. Consequently, all financial statements, including those of prior years presented for comparative purposes, are stated in thousands of Mexican pesos as of December 31, 2006 purchasing power.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, of which Alestra holds 98.00% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with financial reporting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Significant estimates and assumptions include certain international long distance services revenues and expenses (see Note 2-g) and allowance for doubtful accounts (see Note 3).

b. Recognition of the effects of inflation

The consolidated financial statements comprehensively recognize the standards relative to the recognition of the effects of inflation in accordance with Statement B-10, “Recognition of the Effects of Inflation on Financial Information” (“Statement B-10”), and determined as follows:

•

The statements of income and changes in stockholders’ equity for the year ended December 31, 2006, were restated applying National Consumer Price Index (“NCPI”) factors from the periods in which the transactions occurred and until the end of the year.

•	The statements of changes in financial position present, in constant Mexican Pesos, the resources provided by or used in operating, financing and investing activities.

•

The financial statements of the Company for prior periods have been restated for comparative purposes with respect to the information of the most current period presented; therefore the Company has restated all financial statements to December 31, 2006 purchasing power by applying the rates of inflation as follows:

Year	Inflation rate for the period	Cumulative Inflation rate as of period ended on December 31, 2006
2004	5.19%	12.57%
2005	3.33%	7.38%
2006	4.05%	4.05%

The methodology for the restatement of the financial statements is as follows:

•	Restatement of non-monetary assets:

As set forth in note 2-d, property and equipment, net, is restated using NCPI factors, except for equipment of non-Mexican origin which is restated using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance-sheet date.

•	Restatement of stockholders’ equity:

The restatement of capital stock, contributed capital and accumulated income is determined by applying NCPI factors from the dates on which capital was contributed and earnings were generated, and reflects the amounts necessary to maintain the stockholders’ investment at the purchasing power of the original amounts. (Deficit) gain from restatement of capital represents the difference between the cost value of equipment of non-Mexican origin as indicated in the paragraph above and the restated cost value using the NCPI.

•	Gain from monetary position:

Gain from monetary position represents the inflationary effect, measured in terms of the NCPI, on the monetary assets and liabilities of the Company at the beginning of each month.

c. Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term deposits and money market accounts, as cash equivalents.

d. Property and equipment, net (Note 6)

Property and equipment are recorded at acquisition cost and restated using inflation factors derived from the NCPI. In accordance with the standards contained in Statement B-10, property and equipment and the related accumulated depreciation are stated at cost and restated by applying factors derived from the NCPI, except for Telephone network and equipment of non-Mexican origin, which is restated using an index reflecting the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance-sheet date.

The application of these standards resulted in a reduction of Ps248,911 and Ps26,582 in the restated net book value of non-Mexican origin equipment as of December 31, 2005 and 2006, respectively, which was recorded as part of the surplus on restatement of capital in the statement of changes in stockholders’ equity.

Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred.

When assets are retired or otherwise disposed of, the restated cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.

Depreciation is calculated using the straight-line method over the useful lives of the assets, as estimated by the Company, and as established by the Federal Telecommunications Commission (“Cofetel”). The estimated useful lives are as follows:

Years
Buildings	25
Telephone network	8 to 28
Billing and customer care software	7
Equipment:
Office	10
Computer	3
Transportation	4

Property, machinery and equipment are subject to the recognition of impairment, as well as to its reversal, when required. For US GAAP purposes, if an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if an asset is impaired, in which case the asset is written-down to its fair value.

e. Deferred charges, net

Deferred charges are recorded at acquisition cost and restated using inflation factors derived from the NCPI.

Pre-operating expenses consist in the incorporation and operating costs incurred from October 13, 1995 (inception date) through roll-out completion, including wages, salaries and benefits, advertising and promotional expenses and professional fees. The Company ceased capitalizing such costs as long distance service was introduced in each of the initial 60 cities. Amortization is calculated using the straight-line method over a term of ten years.

Leasehold improvements are amortized over the conclusion of the improvements or the termination of the leasing, whichever is shorter.

Internal use software costs are amortized over three to five years.

f. Capitalized comprehensive financing costs

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

Cofetel regulations authorize each long-distance service provider to freely negotiate market prices.

Revenues from international long distance services reflect the revenues obtained under bilateral agreements between the Company, the foreign long-distance service providers and the amounts obtained from clients of the Company in Mexico. The aforementioned bilateral agreements determine the fees to be paid by the Company to foreign long-distance service providers for the use of their telephone networks in long-distance interconnections billed in Mexico and for foreign providers of services to the Company for the use of the telephone network of the latter for the interconnection of calls billed outside of Mexico. Tariffs subject to these agreements are negotiated on an annual basis with each foreign provider and are reported to Cofetel.

From January 1, 2005 onwards, the fees between Mexico and the United States are negotiated directly with AT&T.

Revenues from installation and related costs are deferred and recognized over the estimated duration of the customer relationship.

Revenues derived from data, internet and local services are recognized when services are provided.

h. Transactions in foreign currency and exchange differences (Note 15)

Monetary assets and liabilities denominated in foreign currencies, mainly US dollars (US$), are stated in Mexican Pesos at the exchange rates in effect as of the balance sheet dates. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date, are charged or credited to comprehensive financial result in the income statement.

i. Advertising

Advertising costs incurred prior to the commencement of operations were capitalized as part of the pre-operating costs of the Company. Prepaid airtime is amortized based on the transmission of the television spots. The related production costs are recognized in the results of operations the first time the advertising takes place. All other advertising costs are expensed as incurred. For the years ended December 31, 2004, 2005 and 2006, the company incurred advertising expenses equaling Ps66,156, Ps57,393 and Ps70,627 respectively

j. Income taxes and employees’ statutory profit sharing (Note 14)

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

k. Risk concentrations

Financial instruments (see Note 16) which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and receivables from domestic operators.

The Company maintains its cash and cash equivalents with various major financial institutions, including BBVA Bancomer (a related party until July 31,2006), and are invested in short-term deposits and money market accounts.

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Company maintains allowances for doubtful accounts based on the expected collectibility of all receivables (see Note 3).

Approximately, 83.6%, 72.5% and 69.9% of the Company’s revenue related to international long distance services for the years ended December 31, 2004, 2005 and 2006, respectively, were generated from telephone traffic exchanged between AT&T (a related party) and the Company.

In order to service its customers, the Company must interconnect with and use the telephone network of Telmex, the only current provider of local telephone services covering all of Mexico. The interconnection and other surcharge rates the Company must pay Telmex are filed with Cofetel. For the years ended December 31, 2004, 2005 and 2006, interconnection costs amounted to Ps890,915, Ps725,459 and Ps720,861 respectively.

l. Pension and seniority premiums (Note 10)

The cost of the employee retirement plans (pension and seniority premiums) that Servicios Alestra has established for its personnel are recognized as expenses for the years in which the services are rendered, in accordance with actuarial studies made by independent experts and in accordance with Bulletin D-3 “Labor Obligations” issued by the Mexican Institute of Public Accountants.

Bulletin D-3 was revised and became effective in 2004 with respect to post-retirement benefits, while the provisions related to valuation and disclosure requirements of severance payments paid to employees upon dismissal were not effective until January 1, 2005. Bulletin D-3’s transitional provisions allow companies to either recognize a cumulative effect of the entire unrecognized severance liability into earnings upon adoption or amortize the initial unrecognized liability over the expected employee relationship period. The Company has opted to amortize the initial liability, which was actuarially determined to be Ps 23,772, over the expected employee relationship period (12.5 years) and for the years ended December 31, 2005 and 2006, has recognized a charge to earnings amounting to totaling Ps 2,141 and Ps 3,933 respectively.

m. Comprehensive (loss) income

The different concepts comprising the capital earned during the year are stated in the statement of changes in stockholders’ equity under the item called comprehensive loss or income.

n. Derivative financial instruments

From time to time, the Group uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign exchange rates.

Derivative financial instruments are classified as economic hedges. These instruments are stated at fair value. Changes in fair value are charged to income in the period in which these changes occur. At December 31, 2005, the fair value of all derivative financial instruments held resulted in an asset of Ps1,060. At December 31, 2006, the Group did not hold any outstanding derivative financial instruments.

Amounts charged to the income statement equal Ps9,527 and Ps10,930 for the periods ended December 31, 2005 and 2006, respectively. No amounts were charged to income for the period ended December 31, 2004.

o. New accounting pronouncements

Beginning January 1, 2007, the dispositions of the following Mexican Financial Reporting Standards (NIFs) issued by the Mexican Financial Reporting Standards Board (CINIF) became effective. These dispositions will not have a significant impact on the financial information:

NIF B-3 “Income statement” – Incorporates, among others, a new approach to classify income costs and expenses in ordinary and non-ordinary, eliminates special and extraordinary items and establishes employees’ profit sharing as an ordinary expense and not as a profit tax.

NIF B-13 “Subsequent events” – Requires, among others, recognition of assets and liabilities restructuring in the period in which they actually take place and the recognition of creditors’ waivers to enforce their right to demand debts in the event of lack of compliance of the entity with debt agreement commitments. These issues will only be disclosed in the notes to the financial statements.

NIF C-13 “Related parties” – Extends, among others, the definition (scope) of the related parties’ concept and increases the disclosure requirements in the notes to the financial statements.

NIF D-6 “Capitalization of the Financing Integral Result” – Establishes, among others, the obligation of capitalization of the financing integral result and the rules for its capitalization.

3. TRADE RECEIVABLES, NET

As of December 31, 2005 and 2006, trade receivables, net consist of the following:

	2005		2006
Trade receivables	Ps	475,526	Ps	464,084
Less: allowance for doubtful accounts		(107,282)		(72,948)

	Ps	368,244	Ps	391,136

For the years ended December 31, 2004, 2005 and 2006, the allowance for doubtful accounts is analyzed as follows:

	2004		2005		2006
Balance at beginning of year	Ps	(269,471)	Ps	(70,530)	Ps	(107,282)
Charge to income to increase the allowance for doubtful accounts		(33,986)		(21,669)		(32,346)
Write off of accounts applied to the allowance		—		—		62,879
Recovery of written off accounts		221,539		(17,357)		(378)
Restatement effect in constant pesos of the balance at beginning of year		11,388		2,274		4,179

Balance at end of year	Ps	(70,530)	Ps	(107,282)	Ps	(72,948)

The Company determines the level of reserve for doubtful accounts based on the forecast of trade accounts receivable that could become uncollectible. This method groups the balances by days due by gradually applying a percentage of the reserve to each group, until reserving the total individual trade accounts receivable due for more than 241 days and the total business trade accounts receivable due for more than 271 days.

4. ACCOUNTS RECEIVABLE AND PAYABLE AND TRANSACTIONS WITH AFFILIATES AND OTHER RELATED PARTIES

As of December 31, 2005 and 2006, balances due from and due to affiliates and others related parties were as follows:

	2005		2006
Due from:
AT&T and affiliates	Ps	190,833	Ps	86,957
BBVA Bancomer and affiliates		4,054		—
Alfa and affiliates		37,897		27,769

	Ps	232,784	Ps	114,726

Due to:
AT&T and affiliates	Ps	118,288	Ps	116,058
Onexa		—		132,514

Short-term accounts payables	Ps	118,288	Ps	248,572

AT&T and affiliates	Ps	77,383
Onexa		111,841

Long-term accounts payables	Ps	189,224

In order to increase the liquidity of the Company and as part of the debt restructuring process during 2002 and 2003, the Company’s partners agreed that the administrative service fees that Onexa and AT&T have charged and will charge the Company will not become due until 2007. At December 31, 2005 and 2006, the balances payable to Onexa and AT&T together amount to $189,224 and $228,908, respectively, relative to fees for administrative services pending payment.

During 2004, 2005 and 2006, the main transactions carried out with affiliates and other related parties were as follows:

	2004	2005	2006
International long distance settlement revenue (a)	Ps 1,987,214	Ps 889,103	Ps 733,929
International long distance settlement cost (a)	1,203,430	274,960	254,423
Administrative services received (b)	67,985	61,745	48,168
Internet services costs (c)	57,467	56,169	31,435
Interest income (d)	4,369	3,856	1,681
Trade and service marks license fee (e)	37,359	33,435	—
Technical services expenses (f)		505	59
Rent expense (g)	4,433	249	—

(a)

These amounts represent mainly the income and expenses derived from the liquidation of international traffic between AT&T and Alestra, as well as the income from data services and local service with other affiliates. The international settlement rates used are in accordance with Note 2-g.

(b)	The Company has entered into several administrative service agreements with Onexa and AT&T.
(c)	This amount corresponds to the cost of services received from affiliate of AT&T regarding the payment of Internet Dial UP Services.
(d)	This amount corresponds to investment interest and loans with affiliated companies.
(e)

The Company entered into a trade and service mark license agreement with AT&T, which allows the Company to use certain trade and service marks of AT&T in exchange for a minimum payment of Ps32,610 (US $3.0 million). Under the Amended and Restated Service Mark License Agreement commented in Note 1, AT&T has agreed to waive any royalty fee payments under the license agreement during such period, including the 2005 royalty payment if Alestra invests the funds in marketing and developing its own brand during the Initial Transition Period and Extended Transition Period.

(f)

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

5. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets as of December 31, 2005 and 2006, consist primarily of prepaid expenses for systems maintenance, insurances, bonds and advertising time.

6. PROPERTY AND EQUIPMENT, NET

As of December 31, 2005 and 2006, real estate and equipment, net, consists of the following:

	2005		2006
Buildings	Ps	116,372	Ps	116,372
Furniture, fixtures and other		260,597		235,085
Hardware equipment		381,795		341,790
Transportation equipment		23,683		22,800
Telephone network		7,553,043		7,576,196
Billing and customer care software		504,968		504,135

		8,840,458		8,796,378
Less: accumulated depreciation and amortization		(3,744,482)		(4,302,599)

		5,095,976		4,493,779
Land		158,696		158,696
Constructions in progress		198,092		400,301

Total	Ps	5,452,764	Ps	5,052,776

Amortization of billing and customer care software charged to income was Ps74,939 Ps72,957 and Ps73,353 for the years ended December 31, 2004, 2005 and 2006, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above was Ps608,563, Ps605,413 and Ps687,296 for the years ended December 31, 2004, 2005 and 2006, respectively.

During the year ended December 2006, the Company started and concluded a physical inventory count of its property and equipment, the result of which revealed that equipment amounting to $35,628 (US$3.8 million) net, should be adjusted due to its physical condition. Consequently, the Company wrote-off this equipment and charged the aforementioned amount to income (included in depreciation and amortization line) for the year. Additionally, the Company performed a review and reduced the useful lives of certain depreciable assets that were substituted during the year; the Company accelerated the depreciation of this equipment and charged an amount of $9,792 (US$1.0 million) to income, included in the amount shown above.

Had these events not occurred, the annual depreciation of these items would have amounted to $9,113. The Company periodically evaluates the estimated useful lives used to depreciate its assets, and the estimated amounts of assets that will be abandoned or will be minimally used in the future. Even when the Company believes that its estimates of the useful lives are reasonable, significant differences in the current experience with the account or significant changes in the assumptions may affect the future expense for depreciation.

Property and equipment includes net capitalized financing costs of Ps115,119 as of both December 31, 2005 and 2006. Constructions in progress as of December 31, 2005 and 2006 consists mainly of investments to connect the end customer to Alestra’s network.

As of December 31, 2005 and 2006, property and equipment include assets acquired under capital leases amounted to Ps217,146

7. DEFERRED CHARGES AND OTHER ASSETS, NET

As of December 31, 2005 and 2006, deferred charges and other assets consist of the following:

	2005		2006
Pre-operating expenses (a)	Ps	2,296,687	Ps	2,296,687
Capitalized expenses derived from issuance of senior notes (b)		195,513		152,431
Frequency bands (c)		168,053		168,053
Leasehold improvements		144,246		143,320
Software (d)		572,912		590,552
Acquisition of AOL’s portfolio (e)		—		23,579
Other assets		133,137		—

		3,510,548		3,374,622
Less: accumulated amortization		(2,840,685)		(2,923,866)

Total deferred charges and other	Ps	669,863	Ps	450,756

Amortization charged to income was of Ps333,808, Ps329,052 and Ps317,141 for the years ended, December 31, 2004, 2005 and 2006, respectively.

a. 2005 and 2006 pre-operating expenses consist of the following:

Wages, salaries and benefits	Ps	1,121,143
Advertising and promotion		666,230
Professional fees		97,810
Other		411,504

	Ps	2,296,687

b. Debt issuance costs consists of the following:

	2005		2006
Fees and expenses to agents:
Old Senior Notes (See Note 9.B.)	Ps	43,082	Ps	—
New Senior Notes (1) (See Note 9.A.)		152,431		152,431

		195,513		152,431
Less: accumulated amortization		(82,493)		(71,275)

Total capitalized expenses	Ps	113,020	Ps	81,156

(1)	Fees and expenses incurred for the issuance of the New Senior Notes, will be amortized over the term of the New Senior Notes.

Amortization charged to income for the years ended December 31,2004, 2005 and 2006 amounted to Ps28,171, Ps28,581 and Ps31,864 respectively.

c. Frequency bands

In 1997, the Company obtained two national point-to-point wireless telecommunications concessions and three point-to-multipoint wireless concessions covering Mexico City, Monterrey and Guadalajara. The concessions are for 20 years beginning in 1998. The licenses are amortized on a straight-line basis over the license period. Frequency band amortization expense for the years ended December 31, 2004, 2005 and 2006 amounted to Ps8,207.

d. Software

Software costs consist of purchased software license for internal use. Software license amortization expense for the years ended December 31, 2004, 2005 and 2006, amounted to Ps52,498, Ps29,676 and Ps24,464 , respectively.

e. Purchase of AOL portfolio

At February 28, 2006, Alestra signed an agreement to acquire the monthly subscriber list of AOL, S. de R. L. de C. V. in exchange for a payment of Ps23,579. This amount will be amortized in a period not to exceed 18 months, which is the average term that acquired subscribers remain as clients of the Company. The amortization charged to income for the year ended December 31, 2006 amounted to Ps13,033.

8. BANK LOANS, NOTES PAYABLE AND CAPITAL LEASES

As of December 31, 2005 and 2006, bank loans and notes payable consist of the following:

	2005		2006
Bank loan obtained from Deutsche Bank for an amount of US$50 million at an annual rate plus Libor of 1.65 points due in 2010 (1)	Ps		Ps	543,775
Notes payable to Hewlett Packard de México, S. A. de C. V. of US$19.2 million at a 6.90% annual interest rate for the supply of equipment for telecommunications projects with a maturity date in 2007. At December 31, 2006, the amount payable was US$238 thousand (US$ 3.0 million in 2005) (2).		33,271		2,584
Capital lease contracts with The Capita Corporation de México, S. A. de C. V., for US$7.0 and US$2.8 million respectively for telecommunications equipment. At December 31, 2005 and 2006 the amounts due were US$2.3 million and US$1.4 million (3)		25,923		15,373
Capital lease contract with CSI Leasing México, S. de R. L., for telecommunications equipment for US$2.1 million and US$3.3 million, respectively. At December 31, 2005 and 2006 the amounts due were US$2.0 million and US$2.2 million (4).		22,071		24,219

		81,265		585,951
Current portion of notes payable and capital leases		(48,581)		(192,742)

Long term debt	Ps	32,684	Ps	393,209

(1)	The current loan agreement includes restrictions and commitments for Alestra, such as restricted cash amounting US$14.2 million (equal to $154,709), equal to the maturities of the next three amortizations of capital and interest during 2007. This loan is payable through 12 equal quarterly payments of US$3.8 million as from February 2007 with maximum maturity at February 2010.
(2)	On March 22, 2004 the remaining balance of the notes payable to Hewlett Packard de México, S. A. de C. V. was restructured to lower the interest rate from 10.08% to 6.9% and extend the maturity date from January 30, 2005, to January 30, 2007.
(3)	The long term capital lease contract entered into to acquire telecommunications equipment which is denominated in US dollars amounted to Ps25,923 (US$2,300) and Ps15,373 (US$1,414) as of December 31, 2005 and 2006 and bears interest at a 8.82%. This capital lease is payable in 36 equal monthly payments of Ps475 (US$43.7), maturing in May 2008.
(4)	The long term capital lease contract entered into to acquire telecommunications and computer equipment which is denominated in US dollars amounted to Ps22,071 (US$2,000) Ps24,219 (US$2,227) as of December 31, 2005 and 2006 and bears interest at a 7.9%. This capital lease is payable in 36 equal monthly payments of Ps1,001 (US$92) each, maturing in April 2009.

9. SENIOR NOTES

At December 31, 2005 and 2006, the senior notes consist of the following:

	2005		2006
A) New Senior Notes	Ps	3,193,353	Ps	3,094,422
B) Old Senior Notes		888,844		—
Restatement effect in constant pesos of December 31, 2006		165,462		—

		4,247,659		3,094,422
Current portion of Senior Notes		(548,938)		(348,285)

Long-term Senior Notes	Ps	3,698,721	Ps	2,746,137

A) New Senior Notes

During November 2003, the Company successfully ended the restructuring process of Old Senior Notes. As a result of the restructuring of this debt, the Company extinguished, through debt and cash exchange offers, US$232.9 million and US$254.2 million of the debt bearing interest at rates of 12.125% and 12.625%, respectively, representing 85.5% of total Old Senior Notes. As a consequence of the aforementioned, the Company issued Ps3,863,287 (US$304 million) New Senior Notes (Restructured Senior Notes) in exchange for Ps3,629,070 (US$287 million) of Old Senior Notes and paid Ps1,390,933 (US$110 million) as part of the cash offer to extinguish Ps2,528,968 (US$200 million) of Old Senior Notes. Additionally, the Company paid Ps190,286,481 (US$16,401,848) corresponding to interests to holders of the Old Senior Notes, representing 14.5%, which did not accept the terms of debt restructuring of the Company.

The main terms of the New Senior Notes issued by the Company are:

a.	The maturity date is June 30, 2010 with partial amortizations as described below. The New Senior Notes bear interest at an annual rate of 8.0%, payable semi-annually in cash in arrears, on June 30 and December 30, starting on December 30, 2003.

The following table shows the amortization of the principal of the New Senior Notes:

Principal payment date	Percentage of original principal amount payable	Percentage of remaining original principal amount
June 30, 2007	5.5	88.5
December 30, 2007	5.5	83.0
June 30, 2008	6.5	76.5
December 30, 2008	6.5	70.0
June 30, 2009	6.5	63.5
December 30, 2009	6.5	57.0
June 30, 2010	57.0	—

b.	The notes may be paid in advance at the Company’s option, totally or partially, at any time for an amount equal to 101% of the outstanding principal amount owing.

c.	In the event of a change in the Company’s control structure, for example in the case of the change of partners owning the social parts of the Company and with certain exceptions, the holders of the New Senior Notes will be entitled to demand that Alestra repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

B) Old Senior Notes

The Old Senior Notes holders that did not accept the Company’s exchange offer continue to hold the Old Senior Notes in two tranches: seven-year notes maturing on May 15, 2006 with annual rate of 12.125% in an aggregate principal amount of Ps430,689 (US$37.1 million) and ten-year notes maturing on May 15, 2009 with annual rates of 12.625% in an aggregate principal amount of Ps508,015 (US$45.9 million).

In accordance with this program, the Company paid the total Old Senior Notes payable at 2006 on May 15, 2006, in an amount of Ps409,140 (US$37.1 million). Further, at August 30, 2006, the Company paid in advance the Old Senior Notes with maturity in 2009 for an amount of Ps500,526 (US$45.9 million). The funds to pay these notes in advance are a result of a new bank loan obtained from Deutsche Bank. Considering the advance redemption of Old Senior Notes due in 2009, the Company paid a premium in the amount of Ps11,259 (US$0.97 million). Additionally, the Company wrote off debt issuance expenses that had been capitalized due to the issuance of these Senior Notes for the amount of Ps6,394. In summary, the effect of the advanced redemption of Old Senior Notes maturing in 2009 for the amount of Ps17,653 was accounted for in a special item included in the statement of income for the year ended December 31, 2006.

10. ESTIMATED LIABILITIES FOR SENIORITY PREMIUMS AND PENSION PLANS

The company maintains both formal and informal employee retirement plans. These plans cover all employees and are based primarily on years of service, present age, and remuneration at date of retirement.

Pensions and seniority premiums

The components of net seniority premium and pension plan cost, using December 31 as a measurement date, consist of the following:

	2004	2005	2006
Services cost	Ps 7,706	Ps 8,827	Ps 9,501
Interest cost	3,049	3,943	4,766
Amortization of net transition obligation	602	602	602
Amortization of net (gain) loss	(148)	129	111

Net cost	Ps 11,209	Ps 13,501	Ps 14,980

Actuarial assumptions used in the calculation of benefit obligations, net seniority premium and pension plan costs as of December 31 are:

	2005	2006
Weighted real discount rate	5.0%	5.0%
Rates of increase in compensation levels	1.5%	1.5%

The combined seniority premium and pension plan liability as of December 31 is as follows:

	2005		2006
Accumulated benefit obligation	Ps	77,406	Ps	87,952

Unfunded accumulated benefit obligation	Ps	77,406	Ps	87,952

Projected benefit obligation	Ps	95,488	Ps	107,648
Items to be amortized over the following 19 years:
Unamortized transition obligation		(11,522)		(10,919)
Unfunded actuarial gain, net		(2,232)		(336)

Unfunded accrued seniority premiums and pension cost		81,734		96,393
Additional liability		3,090		3,116

Estimated liability for seniority premiums and pension plans	Ps	84,824	Ps	99,509

Post-retirement benefits

Effective January 1, 2005, the Company adopted the amendments to Bulletin D-3 which established an obligation to recognize a reserve ofr post-retirement benefits and to include the supplemental payments as a part of the Company’s other post-retirement benefit obligation.

The components of post-retirement benefits expense consist of the following:

	2005		2006
Service cost	Ps	3,429	Ps	3,636
Interest cost		1,049		1,078
Amortization of net transition obligation		1,996		1,995
Effect of reduction and extinguishment		5,055		3,098

Net cost	Ps	11,529	Ps	9,807

The Company paid Ps9,563 from its reserves.

Actuarial assumtions used in the calculation of post retirement benefits obligations, as of December 31, are:

	2005	2006
Weighted real discount rate	5.0%	5.0%
Rates of increase in compensation levels	1.5%	1.5%

The post-retirement benefits liability as of December 31, 2005 is as follows:

Accumulated benefit obligation	Ps 23,208	Ps 23,552

Unfunded accumulated benefit obligation	Ps 23,208	Ps 23,552

Projected benefit obligation	Ps 24,730	Ps 25,102
Items to be amortized over the following 11 years:
Unamortized transition obligation	(22,568)	(17,475)
Unamortized actuarial gain	(584)	(4,120)

Unfunded accrued post-retirement benefits	1,578	3,507
Additional liability	21,630	20,045

Estimated liability for post-retirement benefits	Ps23,208	Ps23,552

The post-retirement benefits are determined by the actuary, based on the Mexican Labor Regulations.

11. STOCKHOLDERS’ EQUITY

The capital stock of Alestra is variable with a fixed minimum of Ps300 and an unlimited maximum. As of December 31, 2005 and 2006, the subscribed and paid-in capital stock at nominal value amounted to Ps1,181,346. It is represented by common, nominative social parts of no par value, and is divided as follows: (a) Series “A”, which represents 51% of the social parts, grants full ownership and voting rights, and is restricted to Mexican investors; (b) Series “B” which represents no more than 49% of the social parts, grants full ownership and voting rights, and has no ownership restrictions; and (c) Series “N”, which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with article 113 of the General Law of Mercantile Organizations, and may be acquired by Mexican and foreign investors in accordance with the applicable legal regulations.

The Company’s capital stock at December 31, 2004, 2005 and 2006, consists of the following:

Onexa, S. A. de C. V.				AT&T Telecom. México, Inc.
Series	Ownership (%)	Contribution		Series	Ownership (%)	Contribution		Total
“A”	17.85	Ps	210,870	“A”	—	Ps	—	Ps	210,870
“B”	—		—	“B”	17.15		202,601		202,601
“N”	33.15		391,616	“N”	31.85		376,259		767,875

Total	51.00	Ps	602,486	Total	49.00	Ps	578,860	Ps	1,181,346

At December 31, 2005 the restated figures of stockholders’ equity were as follows:

	Nominal Value	Restatement	Restated value
Capital stock:
Fixed	Ps 300	Ps 53	Ps 353
Variable	1,181,046	163,034	1,344,080

Total capital stock	1,181,346	163,087	1,344,433

Gain from restatement	—	120,748	120,748
Effect on equity from labor obligation	(2,741)	(112)	(2,853)
Accumulated income	887,574	104,183	991,757

Total accumulated income	884,833	224,819	1,109,652

Majority interest	2,066,179	387,906	2,454,085
Minority interest	(203)	(369)	(572)

Total stockholders’ equity	Ps 2,065,976	Ps 387,537	Ps 2,453,513

At December 31, 2006 the restated figures of stockholders’ equity were as follows:

	Nominal Value	Restatement	Restated value
Capital stock:
Fixed	Ps 300	Ps 53	Ps 353
Variable	1,181,046	163,034	1,344,080

Total capital stock	1,181,346	163,087	1,344,433

Gain from restatement	—	94,166	94,166
Effect on equity from labor obligation	(5,351)	(112)	(5,463)
Accumulated income	762,292	110,389	872,681

Total accumulated income	756,941	204,443	961,384

Majority interest	1,938,287	367,530	2,305,817
Minority interest	(2)		(2)

Total stockholders’ equity	Ps 1,938,285	Ps367,530	Ps 2,305,815

Net (loss) income for the year is subject to the decisions taken at of the General Stockholders’ Meeting, to the Company’s by-laws and to the General Law of Mercantile Organizations. In accordance with the General Law of Mercantile Organizations, the legal reserve must be increased annually by 5 % of annual net profits until it reaches 20 % of the fully paid capital stock amount.

The shareholder’s joint venture agreement provides that the shareholders, subject to their vote and to applicable provisions of the senior notes due 2010 (or any other indebtedness restricting the ability to pay dividends), have agreed to declare annual distributions of fifty percent after tax net income, determined in accordance with Mexican GAAP. Notwithstanding the foregoing, Alestra declare distributions only (x) in an amount which does not exceed the lesser of (i) earnings on which Mexican taxes have been paid so that no additional Mexican tax is payable as a result of the distribution, and (ii) net cash flow, (y) after such time as all scheduled capital contributions have been made and (z) after all requirements of Mexican law for the declaration and payment thereof have been satisfied. As of today, Alestra has not declared any dividends.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the year in which the dividends are paid and in the two following years.

12. CONTINGENCIES AND COMMITMENTS

a. At December 31, 2006 the Company had commitments from agreements to lease office space under operating leases. The leases are subject to escalation factors based on the NCPI. At December 31, 2006, future minimum lease payments under no cancelable operating leases with terms in excess of one year are as follows:

2007	Ps	74,611
2008		78,222
2009		81,420
2010		84,560
2011 onwards		372,239

	Ps	691,052

Rental expense was Ps80,406, Ps76,450 and Ps78,840 for the years ended December 31, 2004, 2005 and 2006, respectively.

b. As of December 31, 2005 and 2006, the Company obtained performance bonds for approximately Ps31,608 and Ps73,050 respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c. As of December 31, 2005 and 2006 the Company had outstanding commitments to acquire equipment and other capital expenditures related with the construction of its telecommunications network of approximately US$10.0 million (Ps108,708) and US$13.6 million (Ps148,284) respectively.

d. On July 16, 2006, COMIMSA (an entity of the Mexican public administration) made a public bid for it to receive domestic and international long distance services. We participated in the bid and on July 20, 2006 Alestra was awarded these services by COMIMSA. On August 21, 2006 we notified COMIMSA that we were not capable of providing long distance services in two of the populations in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre subscription by Cofetel in accordance with the long distance service rules.

As a result, we could not enter into the respective services agreement, which we were obliged to execute within the following 10 working days after the awarding of the bid, as a result COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against us on October 3, 2006 to determine if we were subject to sanctions under the applicable law. SFP decided that we infringed the applicable laws and imposed a sanction consisting in (i) our being prohibited to participate in bids or offer telecommunication services to the Mexican Federal administration for a period of three months and (ii) a fine of Ps $75 thousand to be paid by us.

Against such resolution we filed an amparo suit (constitutional defense procedure in Mexican legislation) with the Sixth District Court in Mexico City, obtaining the provisional suspension of the ruling on January 9, 2007. It is extremely difficult to predict the outcome of the amparo ruling, and even if the ruling were to be adverse to us, the litigation would not be over. The effect of the provisional suspension is that the negative resolution would not have legal effect until the final resolution under the amparo is issued, in the meantime we are permitted to continue to participate in public bids with the federal government and we do not have to pay the penalty imposed.

13. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company operates in two main segments: long distance (domestic and international) and data, internet and local services.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration selling and other operating expenses, depreciation and amortization and obsolete assets per segment.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies. The information on the Company’s segments for the years ended December 31, 2004, 2005 and 2006 is as follows:

Years ended	Long distance		Data, Internet and Local services		Total
2004
Revenues	Ps	3,495,977	Ps	1,737,990	Ps	5,233,967
Costs of services (excluding depreciation)		(2,112,469)		(411,241)		(2,523,710)

Gross profit	Ps	1,383,508	Ps	1,326,749		2,710,257

Operating expenses						(2,515,362)

Operating income						194,895

Comprehensive financial result						(251,121)
Other expense, net						(30,173)

Loss before provision for asset tax						(86,399)
Asset tax						(4,299)

Net loss					(Ps	90,698)

2005
Revenues	Ps	2,243,305	Ps	1,992,739	Ps	4,236,044
Costs of services (excluding depreciation)		(1,098,139)		(504,284)		(1,602,423)

Gross profit	Ps	1,145,166	Ps	1,488,455		2,633,621

Operating expenses						(2,449,717)

Operating income						183,904
Comprehensive financial result						(112,006)
Other expense, net						(18,532)

Income before provision for asset tax						53,366
Asset tax						(3,231)

Net income					Ps	50,135

2006
Revenues	Ps	2,110,040	Ps	2,261,274	Ps	4,371,314
Costs of services (excluding depreciation)		(1,079,847)		(586,041)		(1,665,888)

Gross profit	Ps	1,030,193	Ps	1,675,233		2,705,426

Operating expenses						(2,525,221)

Operating income						180,205
Comprehensive financial result						(281,899)
Other expense, net						6,158
Special Item,						(17,653)

Loss before provision for asset tax						(113,189)
Asset tax						(5,982)

Net loss					Ps	(119,171)

The Company does not have assets outside of Mexico. For the years ended December 2005 and 2006, the revenue from international long distance services of the Company generated by AT&T, represented 72.5% and 69.9%, respectively. (See Notes 2-k and 4).

14. INCOME TAX, ASSET TAX AND EMPLOYEES’ PROFIT SHARING

Alestra and its subsidiary are subject separately to the payment of income tax and assets tax, which are computed by each legal entity. Tax losses can be carried forward for up to ten years and offset against any profits that the Company may generate during the period in accordance with the Income Tax Law.

The following items represent the principal differences between income taxes computed at the statutory tax rate and the Company’s provision for income taxes for the years ended December 31, 2004, 2005 and 2006.

The reconciliation between the statutory and effective income tax rates is shown below:

	2004		2005		2006
Income before income tax and employees’ profit sharing	Ps	(86,400)	Ps	53,366	Ps	(113,189)
Income tax at statutory rate (33%, 30% and 29%, respectively)	Ps	28,512	(Ps	16,010)	Ps	32,825
Add (deduct) effect of income tax on:
Comprehensive financing cost differences		(14,765)		(886)		(15,438)
Effect of valuation of tax losses and other permanent items		(13,747)		16,896		(17,387)

Total provision of income tax charged to income	Ps		Ps		Ps

As a result of the amendments to the Income Tax Law released on December 1, 2004, beginning in 2005 the income tax rate will be 30% and will be reduced annually to a nominal rate of 28% in 2007.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31, 2005 and 2006, are as follows:

	2005		2006
Deferred tax asset:
Tax loss carryforwards	Ps	2,904,467	Ps	1,759,917
Allowance for doubtful accounts		309,011		271,459
Costs and provisions		112,231		261,218

Total deferred tax assets		3,325,709		2,292,594

Deferred tax liabilities:
Property and equipment, net		362,581		708,237
Other assets		22,834		13,329
Total deferred tax liabilities		385,415		721,566

Net deferred tax assets		2,940,294		1,571,028
Valuation reserve		(2,940,294)		(1,571,028)

Deferred income tax	Ps	—	Ps	—

Due to the uncertainty of realizing the benefit of the loss carryforwards, valuation allowance has been recognized in full.

Accumulated tax losses at December 31, 2006 may be carried forward after a restatement in conformity with the statutory future inflation rates, as follows:

2007	Ps	3,591,476
2008		1,545,638
2009		131,758
2010		925,676
2011		30,061
2012		15,408
2013		22,316
2014		23,087

	Ps	6,285,420

In accordance with current tax law, Mexican companies must pay the higher of income tax or asset tax. Asset tax is determined on the average value of substantially all of the Company’s Mexican assets less certain liabilities. The asset tax showed in statement of income corresponds to Servicios Alestra.

From January 1, 2007 onwards, the Company is subject to the payment of asset tax at a 1.25% rate, not allowing for the deduction of certain liabilities. The company is entitled to a reduction derived from the application of the immediate deduction of fixed assets over the same tax, which has been estimated in an amount greater than that of the tax estimated for the year ended December 31, 2007.

Employees’ profit sharing is determined at a 10% rate over the taxable profit in accordance with the Income Tax Law.

15. FOREIGN CURRENCY POSITION

As of December 31, 2005 and 2006 assets and liabilities, denominated in foreign currencies (U.S. dollars) were as follows:

	Thousands of U.S. dollars
	2005		2006
Assets	US$	96,904	US$	55,732
Short and long-term liabilities		(418,064)		(370,030)

Net short position	US$	(321,160)	US$	(314,298)

Non-monetary assets of foreign origin	US$	525,396	US$	504,104

Following is a consolidated summary of the main transactions in foreign currency:

	2004		2005		2006
Revenues	US$	193,592	US$	134,290	US$	135,160
Cost of services		(98,110)		(28,696)		(30,079)
Operating expenses		(22,701)		(26,159)		(21,863)
Interest expense		(38,023)		(38,498)		(33,805)
Interest income		645		2,213		3,403
Other income, net		5,798		2,158		2,220

Net gain	US$	41,201	US$	45,308	US$	55,036

The exchange rates at December 31, 2004, 2005 and 2006, were Ps11.2648, Ps10.7109 and Ps10.8755 per U.S. dollar, respectively, as published by Banco de México (the Mexico central bank).

At January 26, 2007, the date of issuance of the financial statements, the exchange rate was Ps10.9753 per U.S. dollar.

16. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies and accrued expenses and other payables, approximate fair value, due to the short term maturity of these instruments.

The estimated fair values of the senior notes at December 31, 2005 and 2006, are as follows:

	2005	2006
Carrying amount	Ps 4,247,660	Ps 3,094,422
Fair value	4,239,188	3,109,973

Difference	Ps 8,472	Ps (15,551)

The notes are thinly traded financial instruments; accordingly, their market price at any balance sheet date may not be representative of the price which would be derived from a more active market.

17. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

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

	Year ended December 31,
	2004		2005		2006
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican GAAP before minority interest	Ps	(90,699)	Ps	50,135	Ps	(119,171)

U.S. GAAP adjustments:
Difference in interest expense		266,901		274,859		280,375
Reversal of debt issuance costs, net of amortization		14,053		21,866		21,866
Fifth amendment effect on depreciation expense		(90,929)		(111,738)		(136,303)
Reversal of preoperating expense amortization		238,968		238,967		238,968
Reversal of depreciation of capitalized comprehensive financing costs under Mexican GAAP and depreciation of capitalized comprehensive financing Costs under U.S. GAAP		(8,341)		(8,341)		—
Severance payments		—		(21,631)		3,933

Total U.S. GAAP adjustments		420,652		393,982		408,839

Net income under U.S. GAAP before minority interest.	Ps	329,953	Ps	444,117	Ps	289,668

	2005		2006
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	2,453,513	Ps	2,305,815

U.S. GAAP adjustments:
Effect on total debt of extinguishment		(1,045,845)		(765,470)
Effect on debt issuance costs		(98,398)		(76,532)
Fifth amendment effect on real estate and equipment		442,184		331,228
Pre-operating expenses		(2,296,687)		(2,296,687)
Reversal of preoperating expenses amortization		1,995,230		2,234,198
Severance payments		(21,631)		(17,698)
Minority interest under Mexican GAAP		(572)		(2)

Total U.S. GAAP adjustments		(1,025,719)		(590,963)

Total stockholders’ equity under U.S. GAAP	Ps	1,427,794	Ps	1,714,852

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2005		2006
Balance at beginning of period	Ps	983,751	Ps	1,427,794
Net income for the year		444,117		289,668
Additional minimun pension liability		(74)		(2,610)

Balance at end of period	Ps	1,427,794	Ps	1,714,852

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps4,844,409 and (ii) reduce the variable portion of the capital stock for Ps8,860,269 and Ps1,291,751 by reclassifying these amount from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Onexa and 49% on AT&T Corp. These transactions did not represent a contribution of payment to the equity holders.

For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity under U.S. GAAP as of December 31, 2005 and 2006 is as follows:

	2005	2006
Capital stock	Ps 11,907,943	Ps 11,907,943
Accumulated losses	(10,480,149)	(10,193,091)

Total stockholders’ equity under U.S. GAAP	Ps 1,427,794	Ps 1,714,852

The following table presents summarized balance sheets and statements of income in constant Pesos, including all U.S. GAAP adjustments, as of December 31, 2005 and 2006 for the years ended December 31, 2004, 2005 and 2006:

	2005	2006
Cash and cash equivalents	Ps 957,692	Ps 718,347
Trade receivables	368,244	391,136
Property and equipment, net	5,900,091	5,384,118
Other assets	713,344	828,402

Total assets	Ps 7,939,371	Ps 7,322,003

Senior notes	Ps 5,398,052	Ps 4,012,055
Bank loans and notes payable	81,266	585,951
Accounts payables	733,105	565,527
Other payables	299,154	443,618

Total liabilities	6,511,577	5,607,151

Contributed capital	11,907,943	11,907,943
(Accumulated losses) retained earnings	(10,480,149)	(10,193,091)

Total stockholders’equity	1,427,794	1,714,852

	Ps 7,939,371	Ps 7,322,003

	2004		2005		2006
Net revenues	Ps	5,233,967	Ps	4,236,044	Ps	4,371,314
Cost of services (excluding depreciation presented separately below)		(2,523,714)		(1,602,423)		(1,665,888)
Administration, selling and other operating expenses		(1,532,763)		(1,492,120)		(1,479,743)
Depreciation and amortization		(842,897)		(860,341)		(942,080)

Operating income		334,593		281,160		283,603

Comprehensive financial result:
Interest income		17,945		33,408		50,207
Interest expense		(210,561)		(177,480)		(133,057)
Exchange (loss) gain		(4,053)		198,849		(47,132)
Gain from monetary position		230,746		126,119		128,458

		34,077		180,896		(1,524)
Loss on early extinguished of all Senior Notes						(17,653)
Debt issuance costs, net		(4,245)		3,824		21,866
Other (expense) income , net		(30,173)		(18,532)		6,159

Net income before asset tax		334,252		447,348		292,451
Asset tax		(4,299)		(3,231)		(2,783)

Net income	Ps	329,953	Ps	444,117	Ps	289,668

Effects of the restructuring of the Old Senior Notes

As mentioned in Note 9, under Mexican GAAP, the effects of the restructuring are recorded as follows:

•	A gain of Ps 924,019 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps905,837 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•	Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps124,615 and the capitalization of Ps152,430 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

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

For U. S. GAAP purposes, the debt restructuring of the old senior notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the old senior notes does not exceed the total future cash payments specified by the new senior notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps152,430 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps124,615 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old senior notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

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

Severance payments

As more fully disclosed in Note 2(l.), effective January 1, 2005, the Company adopted the provisions related to severance indemnity liabilities as established by revised Bulletin D-3. Under Mexican GAAP, severance payments should be accounted in a manner similar to other post-retirement benefits. The Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps23,772 over the remaining expected employee service period and consequently, as of December 31, 2005 and 2006 has recognized a total liability and charge to earnings of Ps 2,141 and Ps3,933. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred.

For the purposes of the December 31, 2005 reconciliation of earnings and equity, the Company recorded for U.S. GAAP purposes the entire expense not yet recognized under Mexican GAAP which totals Ps21,631. For the purposes of the December 31, 2006 reconciliation of earnings and equity, the Company recorded for US GAAP purposes income of Ps 3,933, representing a reversal of the amount recognized as expense under Mexican GAAP. Alestra has determined that the impact on reported results and net assets for periods presented are not materially misstated as a result of not having recognized the annual cost and cumulative liability associated with these benefits in prior years.

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

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, applying SFAS 109, at December 31, 2005 and 2006, are as follows:

	2005	2006
Deferred tax assets:
Tax loss carryforwards	Ps 2,904,467	Ps 1,759,918
Allowance for doubtful accounts	309,011	271,459
Costs and provisions	112,231	1,961
Preoperating expenses, net and other assets	67,347	—

Total deferred tax assets	3,393,056	2,033,338

Deferred tax liabilities:
Property and equipment and other assets, net	487,833	809,165

Total deferred tax liabilities	487,833	809,165

Net deferred tax assets	2,905,223	1,224,173
Valuation allowance	(2,905,223)	(1,224,173)

Deferred income taxes	Ps -	Ps -

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2005 and 2006, that more likely than not will not be realized.

Additional disclosure requirements

Pursuant to the requirements of SFAS No. 132, the following tables present a reconciliation of the beginning and ending balances the accumulated benefit obligation.

Seniority Premiums and Pension Benefits

	2005	2006
Benefit obligation at beginning if year	Ps 79,139	Ps 95,488
Services cost	8,827	9,501
Interest cost	3,943	4,766
Actuarial loss (gain)	4,244	(1,785)
Benefits paid	(665)	(322)

Benefit obligation at end of year	Ps 95,488	Ps 107,648

Post-retirement benefit

	2005	2006
Benefit obligation at beginning if year	Ps 24,564	Ps 24,730
Services cost	3,429	3,636
Interest cost	1,049	1,078
Actuarial loss	645	3,537
Benefits paid	(9,951)	(7,879)
Effect of curtailment on benefit obligation	4,994	—

Benefit obligation at end of year	Ps 24,730	Ps 25,102

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

Presented below are statements of cash flows for the years ended December 31, 2004, 2005 and 2006 prepared, after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to December 31, 2006 purchasing power.

	2004		2005		2006
OPERATING ACTIVITIES:
Net income	Ps	329,953	Ps	444,117	Ps	289,668
Adjustments to reconcile net loss to cash flows used in operating activities:
Gain from monetary position		(230,746)		(126,119)		(189,154)
Unrealized exchange losses		(2,172)		(188,054)		49,055
Depreciation and amortization		842,897		860,341		975,126
Allowance for doubtful accounts		12,503		21,668		32,724
Difference in interest expense		(285,198)		(292,902)		(280,375)
Other provision		62,113		89,106		66,842
Changes in operating assets and liabilities:
Current assets		(28,391)		(137,569)		27,190
Current liabilities		(87,275)		104,098		801

Cash flows provided by operating activities		613,684		774,686		971,877

INVESTING ACTIVITIES:
Purchases of property and equipment		(399,235)		(455,799)		(435,113)
Sales of property and equipment				36,455		—
Deferred charges and other assets		56,735		—		(172,655)

Cash flows used in investing		(342,500)		(419,344)		(607,768)

FINANCING ACTIVITIES:
Notes payable		—		—		671,779
Payments of bank loans, notes payable, capital leases and senior notes		(74,046)		(101,195)		(1,104,640)

Restricted cash		—		—		(133,287)

Cash flows used in financing activities		(74,046)		(101,195)		(566,148)

Net effect of inflation on cash and cash equivalents		19,711		22,032		(37,306)
(Decrease) increase in cash and cash equivalents		216,849		276,179		(239,345)

Cash and cash equivalents, beginning of period		464,664		681,513		957,692

Cash and cash equivalents, end of period	Ps	681,513	Ps	957,692	Ps	718,347

Non-cash investing and financing activities:
Acquisition of equipment under capital leases and debt assumed	Ps	—	Ps	47,995	Ps	13,220

Interest and taxes paid:
Interest paid	Ps	439,381	Ps	409,843	Ps	370,058

Income taxes paid	Ps	3,036	Ps	2,120	Ps	1,713

NEW ACCOUNTING PRONOUNCEMENTS

FASB Interpretation No. 48 In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48.

Emerging Issues Task Force (EITF) Issue No. 06-3 In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of EITF 06-03 will have an impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 157 In September 2006, the FASB issued SFAS No. 157 (SFAS 157), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its financial condition and results of operations.

Statement of Financial Accounting Standards No. 158 In September 2006, the FASB issued SFAS No. 158 (SFAS 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R. This statement requires employers to recognize, on a prospective basis, the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs. SFAS 158 also requires additional disclosures in the notes to financial statements. SFAS 158 is effective for fiscal years ending after June 15, 2007. The Company is currently evaluating the impact of adopting SFAS 158 on its financial condition and results of operations.

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

Date: March 30, 2007