Form 20-F
period 2007-12-31
ALESTRA
filed 2008-04-01
CIK 1098504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

In this annual report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra, S. de R.L. de C.V. and its subsidiarie, Servicios Alestra, S.A. de C.V.

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

Other matters set forth in this annual report may also cause actual results in the future to differ materially from those described in the forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. See Item 5, “Operating and Financial Review and Prospects.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A. Selected Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiary. The financial information presented as of and for the fiscal years ended December 31, 2005, 2006 and 2007 was derived from our audited consolidated financial statements included elsewhere in this annual report. The financial information presented as of and for the fiscal years ended December 31, 2003 and 2004 was derived from our audited financial statements that are not included in this annual report.

The consolidated financial statements have been prepared in accordance with the Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 17 to the consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity.

Mexican FRS also requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the date of the most recent balance sheet. Accordingly, all of the financial information included in this annual report is presented in constant Pesos as of December 31, 2007, unless otherwise noted. See Note 2-b to our audited financial statements. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult. References in this annual report to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation.

The following data should be read in conjunction with, and is qualified in its entirety by reference to, the “Operating and Financial Review and Prospects” and our financial statements, including the notes thereto, included elsewhere in this annual report.

	As of and for the year ended December 31,
	2003	2004	2005	2006	2007
	(in millions of constant Pesos as of December 2007)
STATEMENT OF INCOME
Mexican FRS:
Revenues:
Long distance services	4,952	3,627	2,327	2,189	2,415
Data, internet and local services	1,529	1,803	2,068	2,346	2,641

Total	6,481	5,430	4,395	4,535	5,056
Cost of services (excluding depreciation):
Long distance services	(2,992)	(2,192)	(1,139)	(1,121)	(1,460)
Data, internet and local services	(365)	(426)	(524)	(608)	(758)

Total	(3,357)	(2,618)	(1,663)	(1,729)	(2,218)
Administration, selling and other operating expenses	(1,734)	(1,591)	(1,525)	(1,536)	(1,513)
Depreciation and amortization	(1,044)	(1,019)	(1,016)	(1,084)	(870)
Operating income	346	202	191	186	455

	As of and for the year ended December 31,
	2003	2004	2005	2006	2007
	(in millions of constant Pesos as of December 2007)
Comprehensive financial result (1)	(1,156)	(260)	(116)	(293)	(179)
Other income ( expenses) (6)	1,884	(31)	(20)	(16)	1
Asset tax	(4)	(4)	(3)	(3)	(3)
Deferred income tax	—	—	—	—	(86)
Net income (loss)	1,071	(93)	52	(123)	188

U.S. GAAP: (2)
Revenues:	6,482	5,431	4,395	4,536	5,056
Cost of services (excluding depreciation):	(3,358)	(2,619)	(1,663)	(1,729)	(2,218)
Depreciation and amortization	(825)	(875)	(893)	(977)	(945)
Operating (loss) income	(494)	347	292	294	379
Comprehensive financial result	(1,030)	35	188	(2)	87
Net (loss) income	(574)	342	461	301	299

BALANCE SHEET
Mexican FRS:
Cash and cash equivalents	481	708	993	745	283
Trade receivables, net	552	403	382	406	472
Property and equipment, net	6,629	6,297	5,657	5,243	5,103
Other assets	1,457	1,226	1,076	864	686

Total assets	9,119	8,634	8,108	7,258	6,544
Senior notes	5,106	4,866	4,408	3,211	2,581
Bank loans, notes payable and capital leases	154	72	84	608	393

Total debt	5,260	4,938	4,492	3,818	2,974
Accounts payable	533	560	762	587	399
Other payables	444	384	310	460	487
Deferred income tax	—	—	—	—	86

Total liabilities	6,237	5,882	5,563	4,866	3,946
Contributed stock	1,395	1,395	1,395	1,395	1,395
Retained earnings	1,488	1,357	1,152	997	1,203

Total stockholders’ equity	2,882	2,752	2,546	2,393	2,598

U.S. GAAP: (2)
Property and equipment, net	6,979	6,575	6,122	5,586	5,290
Total assets	8,711	8,401	8,237	7,597	6,800
Total stockholders’ equity	681	1,023	1,481	1,779	2,075

CASH FLOW DATA:
Resources provided by (used in) (3)
Mexican FRS:
Operating activities	581	1,022	1,122	1,065	997
Investing activities	(289)	(447)	(337)	(503)	(610)
Financing activities	1	(351)	(499)	(810)	(850)
U.S. GAAP: (2)
Operating activities	459	637	804	1,008	807
Investing activities	(289)	(355)	(435)	(631)	(573)
Financing activities	(232)	(77)	(105)	(587)	(669)

OTHER FINANCIAL/OPERATING DATA:
(Unaudited):
Capital expenditures (Mexican FRS)	323	469	368	363	460
Minutes of traffic, domestic long distance	1,671	1,479	1,628	1,994	1,879
Minutes of traffic, international long distance	1,893	2,060	2,362	2,197	1,392
Employees (4)	1,876	1,952	1,933	1,899	1902
Residential lines (5)	468	400	371	327	285
Business lines (5)	80	80	68	65	77

(1)	Includes interest expense, interest income, net exchange gain (loss) and net gain from monetary position.
(2)	See note 17 to our year-end financial statements.
(3)	Under Mexican FRS, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican Pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.
(4)	Actual number of employees, not in millions.
(5)	In thousands, not millions.
(6)	In accordance with Mexican FRS as required by NIF B-3 and INIF 4 “ Presentation of Employee Statutory Profit-Sharing in the Income Statement”, beginning on January 1, 2007, employee statutory profit-sharing and special items are presented in other income (expenses), net. For comparability purposes, the financial information for the years ended December 31, 2007, 2006 and 2005 in the table above also reflects statutory employee profit sharing and special item in other income (expenses), net.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve Bank of New York expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate (Peso per Dollar)
Year	High	Low	Average(1)	Period End
2003	11.41	10.11	10.85	11.24
2004	11.64	10.81	11.31	11.15
2005	11.41	10.41	10.87	10.63
2006	11.46	10.43	10.90	10.80
2007	11.27	10.67	10.93	10.92

Month
September 2007	10.92	10.80	10.85	10.91
October 2007	11.00	10.67	10.88	10.67
November 2007	10.91	10.70	10.82	10.91
December 2007	11.15	10.93	11.03	11.03
January 2008	10.97	10.82	10.91	10.93
February 2008	10.82	10.67	10.77	10.79

(1)	Average of month-end rates.

On March 31, 2008 the noon buying rate as provided by The Federal Reserve Bank of New York was Ps. 10.6300 per 1.00 U.S. dollar.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Factors Relating to Us

As a result of a high level of competition and an oversupply of fiber optic capacity, the average price of our long distance services has declined significantly, and may continue to decline, further reducing our revenues.

We are dependent on domestic and international long distance services, which accounted for 47.8% of our revenues in 2007, 48.3% of our revenues in 2006 and 53.0% of our revenues in 2005. Average prices for domestic long distance calls in Mexico declined more than 78% in real terms from December 1996 to December 2007. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. If our competitors continue to attempt to increase market share by reducing the price they charge for long distance calls, we expect that our revenues will continue to decrease as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. Our revenues from long distance services may continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

Our ability to generate positive cash flow will depend on our ability to successfully compete in the local, data and internet services market in Mexico.

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

•

the superior competitive position of some of our competitors, including Teléfonos de México S.A.B. de C.V. (“Telmex”), which is the dominant provider of telecommunications services in Mexico and who may be better positioned to offer business clients, our primary target market, bundled data and voice services at lower prices;

•	the limited number of high-usage customers in Mexico;

•	the limited flexibility of the telecommunications regulatory framework to address technological change;

•

new competition from cable TV and terrestrial microwave TV providers, who have been authorized by the Secretaría de Comunicaciones y Transportes (the “SCT”), to provide data voice services and internet broadband services to the Mexican public; and

•

the introduction of WiFi/WiMax technology in Mexico, of which Telmex is the main provider, which could allow Telmex to capture even more of the broadband services market and more spectrum in case the regulator decides to auction available frequencies in the 3.5 GHz band without certain limitations to those who already have spectrum.

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

Historically, we have relied on the use of the AT&T service mark together with our new Alestra registered service mark to market all of our services to our customers; however, under our amended Service Mark License Agreement, our ability to use the AT&T brand name and service mark is limited and we have to rely on the Alestra brand name and service mark.

Commencing on November 18, 2007, we began solely using the Alestra brand to market our services in Mexico and stopped using the AT&T mark and logo in all of our materials. We are only able to use the AT&T name as a tag line below our Alestra mark. Pursuant to our agreement with AT&T Inc. (“AT&T”), we will cease using the AT&T name as a tag line by November 18, 2008. We are permitted to use the AT&T Global Services phrase for the limited purpose of providing AT&T Global Services within Mexico on a nonexclusive basis until June 2010. As a result of these brand changes we have had to rely on our own brand and marketing to sell our services.

Developing the Alestra brand and service marks has been subject to numerous risks, and we may not be successful in positioning our new brand and service marks. These risks include:

•	We may not be able to develop our new brand to replace the AT&T brand which could directly and adversely impact our ability to retain customers, to maintain sales and acquire new customers.

•	The market and our customers may perceive that the change of our brand name will adversely impact the quality of our services.

We cannot predict whether we will be able to successfully continue to develop our own brand name and the results in using our own brand. If we are unsuccessful in developing or positioning our own brand name, our financial condition would be adversely impacted.

Our equity holders, AT&T and Onexa, may have differing interests.

AT&T Telecom Mexico Inc. (“AT&T Mexico”), is the direct holder of AT&T’s equity interest in us. AT&T Mexico and Onexa S.A. de C.V. (“Onexa”) currently are able to elect all of our directors and are able to exercise control over our business, policies and affairs. AT&T Mexico is able to elect four of our nine directors. AT&T is also the second largest shareholder of Telmex, our principal competitor, which may create conflicts of interest between AT&T on the one hand and Onexa or us on the other. The failure of AT&T and Onexa to reach an agreement on how we operate our business or otherwise may delay or inhibit us from exercising our business strategy.

As a result of technological advances and regulatory changes, we may face additional competition in the future from new market participants, which may result in lower prices for telecommunication services, less margins, and/or a loss of market share.

As a result of technological advances and regulatory changes, cable network operators and Voice over Internet Protocol (“VoIP”), providers entered the Mexican telecommunications market with bundled and convergent offers, increasing the level of competition. Several cable network providers have requested from the SCT to amend their concession titles to allow them to offer telephone services directly to the public. So far, the SCT has passed a resolution that will allow the cable network operators to provide voice services, as well as telecommunications entrants to offer video services and these same services may be authorized to the incumbent operator under particular conditions. Also the SCT has granted several concession titles to offer telephone service to cable networks operators under the procedure of the Ley Federal de Telecomunicaciónes (the “Federal Telecommunications Law”).

In addition, since the SCT has not been able to enforce regulations to stop the illegal provision of VoIP services by entities without a concession title, several international VoIP providers have begun to target the Mexican telecommunications market to illegally offer telephone services through the Internet. Separately, as a result of the

World Trade Organization settlement between Mexico and the United States regarding the disputes over the U.S. telecommunication companies access to the Mexican telecom market, on August 12, 2005, the Comisión Federal de Telecomunicaciones (“Cofetel”) published regulations authorizing the issuance of permits for the resale of national and international long distance public switched telecommunications services, through the use of minutes acquired from concessionaires and using their infrastructure at all times.

Additionally, during 2008 the SCT is considering the auctioning of the 1850-1910/1930-1990 MHz., 3400-3700 MHz.and 1710-1770/2110-2170 MHz spectrum segments that could open the market to new concessionaires and technologies, such as WiMax, that could also compete with the services we provide.

The Mexican telecommunications market is already a highly competitive market characterized by declining prices and reduced margins, and if new market participant were to enter the market, it may result in price wars as Telmex, the current de facto significant market power player, attempts to maintain its dominant market position. If there are further declines in the price of telecommunication services in Mexico, we may be forced to competitively react to those price declines, lowering our margins, or risk losing additional market share, which would adversely affect our operating results and financial position.

Our ability to generate sufficient revenues to ensure our viability is partly dependent on factors beyond our control.

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

Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings.

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

Telmex dominates the telecommunications market in Mexico, and we depend on Telmex for interconnection.

Telmex exerts significant influence on all aspects of the telecommunications market in Mexico, including interconnection, on which we depend to service most of our customers. Telmex is well capitalized and has substantially greater financial, technical and marketing resources, larger customer bases and more established relationships in the telecommunications industry than we do. With these advantages, and as the dominant provider of telecommunications services in Mexico, Telmex has a significant competitive advantage over us. Furthermore, although not allowed by its concessions, under the Federal Telecommunications Law, which was enacted in 1995, Telmex may be able to subsidize its long distance and data and internet services with revenues obtained from its local services. If Telmex were to engage in price squeezing or predatory pricing, we would be unable to competitively price our services and could experience significant loss in market share and revenues.

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

Our telecommunications network infrastructure is the source of nearly all of our revenues.

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

You probably will not be able to effect service of process in the United States upon our officers or our Mexican directors.

We are a Mexican company and most of our directors, all of our officers, and all of our assets are located in Mexico. As a result, you probably will not be able to effect service of process on our Mexican directors or our officers in the United States, and you will probably need to effect service of process on them in Mexico. Additionally, it may be difficult to enforce any actions against us, our Mexican directors or officers outside of Mexico.

Factors Relating to the Mexican Regulatory Environment

We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes.

Throughout our existence, the operation of telecommunications systems in Mexico has been subject to laws and regulations administered by the SCT and Cofetel. However, certain important aspects of the Federal Telecommunications Law were revised and amended by the Mexican Congress in 2006. Some of the provisions of the law were revised and declared unconstitutional by our Supreme Court of Justice, as a consequence of the legal action filed by deputies and senators in the Mexican Congress.Some of the provisions of the law were revised and declared unconstitutional by our Supreme Court of Justice, as a consequence of the legal action filed by representatives and senators in the Mexican Congress.

The provisions of the law changed the designation and Cofetel structure, service convergence policies, the attribution and allocation of the spectrum for telecommunications and TV and radio broadcast rules, among others. We cannot foresee how the SCT or Cofetel will interpret and implement the new federal telecommunications law and the effects it will have on our business. Also, in 2006 the SCT revised and passed a resolution on service convergence, to allow telecommunications and cable networks to offer “triple play” service (voice, data and video services). The same resolution also established obligations related to number portability and interconnection between networks. During 2007 Cofetel issued the rules for the implementation of the number portability in 2008. We cannot predict the effects of the new regulation on our networks. This uncertainty on the application of the federal telecommunications law, the convergence resolution and the number portability rules could adversely affect our business and subject us to additional legal liability or obligations.

In addition, under the new federal telecommunications law, Cofetel must amend its operating rules. The amendment reorganizes and redistributes resources in Cofetel which could affect concession title granting, spectrum policy, broadcasting regulation and international matters, among other issues. We cannot predict how these new rules could affect our business.

The SCT is also considering the auctioning of the 1850-1910/1930-1990 MHz, 3400-3700 MHz, and 1710-1770/2110-2170 MHz spectrum segments, which could open the market to new concessionaires and technologies, such as WiMax, that could also compete with the services we provide. We cannot predict the outcome of any such auction.

In addition to the foregoing, several key provisions of the Mexican Antitrust Law (Ley Federal de Competencia Económica) have also been recently revised and declared unconstitutional by our Supreme Court of Justice, thereby limiting the ability of the Mexican Antitrust Commission’s ability to obtain information for the analysis of dominant carrier status and antritrust practices.

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates.

Our revenues from international long distance service reflect amounts earned from our customers and our proportion of all settlement payments received from foreign carriers, as well as other international non direct-dialed calls. A portion of all settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 20.6% of our total revenues in 2005, 17.1% in 2006 and 16.6% in 2007. Settlement agreements, principally with AT&T, govern our payment rates to foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and the rates foreign carriers must pay to use our facilities for interconnecting calls billed abroad, but terminating in Mexico.

Since 1997, the international settlement rates applicable to U.S.-originated international calls have been decreasing and may decrease further. Most of our traffic exchanged with foreign carriers in 2006 and 2007 was traffic originated in the United States. Therefore, such reduction has adversely affected our results. Any further reduction in international settlement rates attributable to U.S.-originated international calls would result in a further decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar-denominated revenues decrease and we do not experience an offsetting increase in volume, we may be unable to meet our dollar-denominated debt and other obligations without incurring exchange risk.

Restrictions on foreign ownership may impair our ability to raise equity capital and limit our growth.

Under the Federal Telecommunications Law and the Ley de Inversión Extranjera (the “Foreign Investment Law”), no more than 49% of the voting equity of a Mexican corporation holding a concession to provide fixed-line telecommunications services may be held by non-Mexican nationals. AT&T Mexico, which owns 49% of our equity, is deemed a non-Mexican national for purposes of the Foreign Investment Law. Absent revisions to the Foreign Investment Law, future sales of equity securities to non-Mexicans would involve securities with limited voting rights or would require a proportional purchase of voting stock by Mexican nationals. These restrictions limit our ability to raise equity capital which could be used to implement our business plan and grow our business.

Our public telecommunications network concession and wireless concessions are subject to revocation in several circumstances.

The Federal Telecommunications Law provides that each of our concessions will terminate upon certain circumstances including:

•	our resignation;

•	its revocation;

•	governmental taking;

•	maturity of the concessions; or

•	liquidation or bankruptcy.

If we are unable to operate our network, we will not be able to generate any revenues.

We are subject to different corporate disclosure and accounting standards than U.S. companies.

As a foreign private issuer, investors may not be able to obtain as much publicly-available information about us as they would about U.S. issuers of publicly traded securities. In addition, we prepare our financial statements in accordance with Mexican FRS, which differs from U.S. GAAP in certain significant respects. Therefore, potential investors may not be able to easily ascertain the risks facing us as they would if we were a U.S. company. See Note 17 to our consolidated financial statements for a description of the principal differences between Mexican FRS and U.S. GAAP applicable to us.

Factors Relating to Mexico

Downturns in the Mexican economy adversely affect us.

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

Currency devaluations may impair our ability to service our debt.

Changes in the value of the Peso relative to the U.S. dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. For example, the 4.9% currency appreciation of the Peso against the U.S. dollar that occurred in 2005 generated an exchange gain of Ps. 206.3 million, the 1.5% currency devaluation of the Peso against the U.S. dollar that occurred in 2006 resulted in an exchange loss of Ps. 48.9 million, and the 0.1% currency appreciation of the Peso against the U.S. dollar that occurred in 2007 resulted in an exchange loss of Ps. 2.2 million. All of our indebtedness and a portion of our trade payables are denominated in U.S. dollars, while a majority of our revenues and operating expenses are denominated in Pesos.

Exchange controls may impair our ability to obtain U.S. dollars to make U.S. dollar-denominated payments.

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

An increase in inflation may increase our operating costs but not our revenues.

High levels of inflation would cause our operating costs to increase while the rates we charge for our services, due to the competitive environment and regulatory structure, might not. Most of our operating expenses are based on short-term contracts which may be subject to inflationary pressures, while the rates we charge our business customers for long distance and local service are either fixed by long-term contract, limited by the Federal Telecommunications Law, or effectively limited by the competitive nature of the market in which Telmex, with dominant market share, is able to set an effective cap on the prices at which we can sell our services. During most of the 1980s and during 1995, Mexico experienced periods of very high levels of inflation. Inflation has led to high interest rates, devaluations of the Peso and, during the 1980s, substantial government controls over exchange rates and prices. Any return to prior high rates of inflation could adversely affect our operating results and financial condition.

Political developments in Mexico may adversely affect us.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy and the Mexican telecommunications market. Mexican governmental action concerning the economy, state-owned enterprises and the Mexican telecommunications industry could have a significant impact on us.

Although the Mexican government has pursued policies of economic liberalization and deregulation in the Mexican economy and in the Mexican telecommunications industry in the past decade, a significant change in those policies may hurt business and economic conditions in Mexico in general and our business in particular. If there were instability or a market failure in the Mexican telecommunications industry, the Mexican government could reverse its economic policies of liberalization in the Mexican telecommunications market. Since we are a competitive provider of telecommunications services in Mexico, we believe that any reversal of the Mexican liberalization policies in the Mexican telecommunications market would restrict our ability to expand our market share in voice communications services or the largely unregulated data and internet services market. We believe that this reversal would favor our principal competitor, Telmex. We do not have and do not intend to obtain political risk insurance.

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

We are a leading provider of competitive telecommunications services in Mexico that we market under the Alestra brand and carry on our own network. We offer domestic and international long distance services, data and internet services and local services. We are owned 49% by AT&T Mexico, a wholly owned subsidiary of AT&T Inc., and 51% by Onexa, a corporation owned by Alfa S.A.B. de C.V. (“Alfa”).

On October 18, 2007, Onexa’s shareholders entered into an agreement to merge with Alfa. This merger is conditioned on Mexican governmental approval and will be effective on March 31, 2008. From the effective date of the merger, Alfa will be the direct shareholder of Alestra.

Beginning in 1997, following the deregulation of the Mexican telecommunications industry, we began the rollout and expansion of our domestic and international long distance services, and as of December 31, 2007, we have invested more than Ps. 7,861.0 million in the construction of our telecommunications network. Our telecommunications network interconnects with 199 cities throughout Mexico and consists of over 6,101 km. of high-capacity fiber optic lines that connect metropolitan areas, of which over 1,084 km. of fiber optic lines are in metropolitan areas, and five high-capacity fiber optic lines that cross the U.S. and Mexican border.

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

In response to the amendment to the Service Mark License Agreement, which phased out our ability to use the AT&T service mark beginning on November 17, 2007, we began developing our own service mark in April 2006. Before we developed our own service mark, we marked all of our services under the AT&T service mark.

We operate our business under the Federal Telecommunications Law, which was enacted in 1995.

Our revenues were Ps. 4,395.3 million in 2005, Ps. 4,535.6 million in 2006 and Ps. 5,056.0 million in 2007. Under Mexican FRS, we had a net income of Ps. 52.2 million in 2005, a net loss of Ps. 123.6 million in 2006 and a net income of Ps. 188.0 million in 2007. Under U.S. GAAP, we had a net income of Ps. 460.8 million in 2005, a net income of Ps. 300.6 million in 2006 and a net income of Ps. 299.0 million in 2007.

Capital expenditures

During the past three years, we have concentrated our investments in “last mile” access for new customers and new services. Our capital expenditures for 2005, 2006 and 2007 amounted to Ps. 368 million, Ps. 363 million and Ps. 460 million respectively. In January and February of 2008 we have invested US$5.3 million, also primarily to provide “last mile” access. All of our investments are made in Mexico. We do not expect that any single capital expenditure in 2008 will have a material impact on our operations or financial results.

We believe that our cash flow from our operations is sufficient to fund our capital expenditures and servicing of our short term debt in 2008. Our estimated payment according to our 2008 annual budget is US$764.2 million.

For a discussion of our capital expenditures, see Item 5, “Operating and Financial Review and Prospects— Liquidity and capital resources.”

B. Business overview

Summary of Material Licenses

Service mark

During 2007 we launched the use of the commercial brand name “Alestra” together with the AT&T brand, through a campaign consisting of mass media advertising activities (including TV, billboards, magazines, radio, etc.) to allow a transition from the AT&T brand to the Alestra brand commencing in November 2007. At the same time, we stopped using the AT&T mark and logo in all of our materials, except as a tag line below our Alestra mark.

Pursuant to our agreement with AT&T, we must cease using the AT&T name as a tag line by November 18, 2008. After that date, we are permitted to use the AT&T Global Services phrase for the limited purpose of providing AT&T Global Services within Mexico on a nonexclusive basis until June 2010. See “Risk Factors – Historically, we have relied on the use of the AT&T service mark together with our new Alestra registered service mark to market all of our services to our customers; however, under our amended Service Mark License Agreement, our ability to use the AT&T brand name and service mark is limited and we have to rely on the Alestra brand name and service mark.”

Our operations

Our revenue growth has come from traditional data services and new Internet Protocol (“IP”)-based solutions, such as Convergence Services.

Data and Convergence Services

Our convergence services are grouped into four main managed services portfolios:

1. Managed Connectivity

These services provide organizations with the widest portfolio of connectivity services, from a simple Internet access connection to a managed Virtual Private Network (“VPN”) infrastructure.

•

Internet Solutions. For our business customers we offer dedicated high capacity Internet access. In addition, we offer transport services and internet dial-up ports wholesale to internet service providers requiring connectivity to the Internet in Mexico and worldwide. We also offer as an internet service provider dial-up access, ADSL access, and email services.

•

VPN Solutions. To permit a select group of computers to communicate directly each other, irrespective of their physical location within a network we offer VPN Solutions. VPN uses a public data network to transport private data reliably and securely. It is virtual because it appears to the user as a genuine private network. We offer several features including remote access to allow connectivity to a dedicated VPN, a VPN Port in our own data center and the maintenance of servers, applications and resources as part of the customer’s VPN network.

•

Ethernet Solutions. This service provides connectivity between two or more sites with high bandwidth capabilities and the Ethernet technology advantages of high speed, reliability and time reduction for provisioning and changing bandwidth capacity. We offer this service in Mexico City, Monterrey and Guadalajara.

2. Managed Unified Communication

Through this service, we empower businesses to access the cost and productivity savings of having voice, data and video over IP.

•

IP Communications. IP Communications service is delivered on a high-speed network that integrates data, voice, and video. Businesses can realize significant cost savings with the reduction of toll, long-distance, and maintenance charges. The complexities of network performance are managed and monitored by our technicians 24 hours a day to allow businesses to focus on their core competencies and strategic requirements.

•	Collaboration. This service is a collected set of tools that allows two or more users to interact, meet, share information and collaborate over the internet in real time.

•	Instant Messaging. This service allows the sending of a short text message from a computer to a user.

•	Conferencing. This service creates a simultaneous working session of three or more participants using audio and video.

3. Managed Security

We believe that these services provide the most comprehensive portfolio of managed security services in the Mexican market.

•

CALMA. This portfolio includes several security solutions in order to protect our customer’s data from external threats from Internet and internal risks. These services include among others the definition of firewall platforms to denied access to resources, content filtering and antivirus software.

•

VAS. Our Vulnerability Assessment (“VAS”) service is a network discovery and scanning service in which we provide feedback based on the outcome of the assessment that will allow the customer to prioritize its network protection requirements by defining rules and policies based on the importance of the different assets analyzed.

•

Internet Protect. This is an information service provided by AT&T regarding network internet, application and protocol security. The customer receives access to a special portal where the customer can download information, papers and studies regarding network security.

4. Managed Data Center

Services provide the security, resilience and environmental integrity expected for the applications and data required to run a business.

•	Dedicated Servers. This service provides for the rental and exclusive use of a high-performance server, related software and connection to the Internet or VPN access.

•	Co-location Service. This service offers secure, cost-effective and reliable accommodation space in our own data center for other companie’s servers and equipment.

•	Data Storage. Through this service we handle large quantities of valuable data and offer our clients fast recoverability.

Our Data Services Include:

•

Direct access: For operating legacy networks and Next Generation IP Networks, we offer reliable, secure and high quality dedicated access lines from customer’s premises to our network. We provide this connection depending on the customer’s needs and revenue potential through a wireless solution, a fiber optics connection or using the services of alternate access providers.

•

AT&T Global Services. To meet all of the global or international needs, we are part of the AT&T Global Network (“AGN”). This gives us an active role in serving all Multinational Accounts requirements in Mexico by providing

•	Enhanced Virtual Private Network (“EVPN”)

•	International Packet Service (“IPS”)

•	Global Managed Internet Services (“GMIS”)

•	AT&T Virtual Private Network (“AVPN”)

A full set of capabilities are provided through this Global Network with the same quality and experience of this service worldwide.

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

•

Alestra frame relay. Frame relay is an information transportation service based on packet switching technology, which has been designed to increase the efficiency of data transportation between remote localities needing to exchange large amounts of information at high transmission speeds and to optimize the bandwidth used. Frame relay also provides transparency to any application, low latency and mesh connectivity. The service is available to establish domestic and international circuits under a bilateral or End-to-End scheme jointly with AT&T. Through our AT&T frame relay anywhere, users can access their corporate data network from remote sites through a telephone connection using the Alestra Frame Relay network.

•

Alestra End to End ATM. Asynchronous Transfer Mode (“ATM”) is a high performance technology that allows the transmission of various types of applications, such as voice, data and video, using the same means of transmission. We offer different Classes of Service (“CoS”) for those applications, allowing the customers to utilize a common network platform to satisfy all their telecommunication needs, and to assign a different priority to each type of traffic or application.

•

Global switched digital service. This service enables customers to originate and receive switched data calls. It also offers a wide array of business applications, such as linking a business network with other networks for video, voice and data transmissions, remote WAN/LAN computer networks, back-up lines during peak hours, digital fax and high fidelity audio for radio broadcasting.

•	Voice Over Internet Protocol (“VoIP”) service.

Our MasterNet service, based on VoIP technology, enables customers to make unlimited local and international phone calls at the same time they are using a broadband internet service. The VoIP service uses the Internet as a transmission device for telephone calls. Using the IP protocol through data packets, enables a connection to the public telephone network.

Domestic and international long distance voice service

Our basic service, the Servicio Alestra de Larga Distancia, provides a telephone connection that enables business and residential customers to place domestic and international long distance calls to every country and region in the world. This service covers both sent-paid and collect calls to certain countries and destinations. We also provide international switched transit services, which is traffic that does not terminate in our network, to other international carriers.

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

•

Virtual network services. To our business customers, we offer the Aria VNS Red Privada Virtual (“Aria VNS”), a virtual network system that permits the configuration of tailored, private corporate voice networks. This service provides most of the advantages of a private network (i.e. call screening, overflows, flexible routing, authorization codes and private dialing plans) without the corresponding maintenance and operation costs.

•

Global virtual network services. This service is an extension of Aria VNS domestic service which offers the possibility of interconnecting virtual private networks for multinational or large national clients in Mexico or the United States with affiliates in Mexico or the United States.

•

Global Conference Service. This service is a reservationless call service that enables callers to create private group conference calls without making reservations or using operators. Users of this service can access the conferencing platform Worldwide using the toll free numbers available in more than 80 countries or through the Internet. There are available several advanced features, including, on line conferencing management and reservation, audio conferencing recording, and on line document sharing tool.

Local service

Our local service offers the enterprise market a direct connection to the public switched telephone network (“PSTN”), enabling local, cellular, long distance or operator assisted calls. Service is available in 21 cities: Mexico City, Monterrey, Guadalajara, Aguascalientes, Cd. Juárez, León, Puebla, Querétaro, San Luis Potosí, Saltillo, Toluca, Torreón, Tijuana, Nuevo Laredo, Matamoros, Reynosa, Morelia, Chihuahua, Pachuca, Celaya and Cuernavaca. Our management expects that our local service will continue to grow based on increased business customer demand.

Local service revenues consist of a fixed monthly rate that includes the rent of the access facilities and a number logged to the PSTN, and additional charges per call on calls to fixed local numbers and per minute on calls to mobile phones.

There are several alternatives of local service depending on the customer’s needs:

Smart iPhone: This service is a fully integrated VoIP solution based on a hosted PBX platform that enables customers to interconnect different branches. This solution provides customers with telephone equipment and virtual PBX features like voice mail, web call control, remote office, four digit dialing between customer premises and unified messaging among other traditional PBX functionalities. We offer this service in the three main cities: Mexico City, Monterrey and Guadalajara.

Enlace Digital: This commercial program, offers digital trunks to connect our customer switchboard directly to our network, thereby enabling local, cellular, long distance or operator assisted calls. There are two types of signals that Alestra Enlace Digital supports: CAS-R2 and ISDN PRI. This service can be offered through digital radio waves or fiber optic lines and is currently available in the 22 cities of coverage.

Línea Empresarial: This commercial program provides local, long distance, cellular, 800 numbers and operator calls, using Plain Old Telephone Services (“POTS”) lines. The telephone service is provided by a wireless technology that offers the customer the chance to integrate data, voice and internet solutions on one platform. We offer this commercial plan in Mexico City, Monterrey, Guadalajara, Toluca, Saltillo and Reynosa.

Enlace Total Multiservicio commercial program provides local, long distance, cellular, 800 number, operator assistance calls and dedicated Internet in a complete bundle offer using IP technology through a common dedicated IP access. We offer this commercial plan in the 22 cities of coverage.

Information Security

We have an Information Security Area with the goal of protecting our network and clients from growing Information Technology threats and complying with new local regulations related to Information Security.

This area has developed several processes that for each of our services, implement security controls to protect the integrity, confidentiality and availability of those services.

In 2007, we obtained the standard ISO27001 certification on Information Security, becoming the first Mexican telecommunication company to receive this recognition.

In 2007, we launched several services offering Information Security best practices and technologies to protect the information assets of the customers, such as SOC (Security Operations Center). We will continue developing more Information Security Services in 2008.

Pricing and promotions

Our pricing for voice and data services offered to business and residential segments varies depending on customer needs. Our business pricing strategy is based on voice, data and internet bundled offers. The commercial programs are tailored to offer value-added business solutions through telecommunications integrated services according to the customers’ needs. For the residential segment, there are several plans for our long distance service, including 800’s numbers and dialing cards; for our masternet service, which offers local service through internet (VoIP); and for our internet services (broadband or dial-up). All of our plans are tailored to the customers’ calling patterns, and are designed to capture and retain long distance customers. We believe that our prices are competitive with, and our promotions similar to those of our major competitors, Telmex and Axtel. We generally price our long distance services slightly below Telmex’s prices and we are highly competitive with Axtel.

Our marketing

By building brand name awareness and increasing our customer base and customer retention, we have developed a comprehensive marketing plan that is designed to increase revenue and to obtain profitability. We have designed our sales and marketing strategy to attract existing Telmex customers and to encourage customers of Axtel and other carriers to switch to us, as well as to entice new customers created by the growing demand for telecommunications services in Mexico. We have adopted a segmented marketing approach that distinguishes between business customers and residential customers and further distinguishes within those segments in terms of usage and type of customer.

Business Customers. We have national market coverage through our presence in different cities: 199 for long distance service, 50 for VPN, 26 for data/Internet and 22 for local service. We have nearly 400 sales, marketing and e-business professionals dedicated to identifying, attracting and retaining business customers. We also have a Value Added Reseller (“VAR”) program that incorporates more than 200 agents with more than 950 account executives, extending our presence to 80 cities. In addition to basic services, we offer to business customers a variety of advanced voice and data services to increase revenues per customer and reduce customer churn. We also deliver customized bundled offers, including the key services and value-added features such as fraud control and reports-on-demand. We mainly target four groups of business customers:

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

We also target some other important sectors, such as government, call centers and hotel chains, providing to each of these sectors distinctive bundle offers which we develop to meet the customer’s specific telecommunications service needs.

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

Advertising and Public Relations. We believe that effective advertising stimulates demand for our services. We advertise using television, billboards, radio, Internet, newspapers and specialized business periodicals as well as direct marketing campaigns. In addition, in the past we have also sponsored sports events and teams, educational programs and cultural activities. We believe that building credibility – as an ignition element for any communication, before demand stimulation – is essential to ensure a solid brand reputation and the trust necessary to place our services in the Mexican market. In this respect, our public relations efforts create an informed opinion among third parties (journalists, leaders of public opinion, government officials, business partners, the financial community, consumers, etc.) in order to multiply messages regarding the promotion of advanced telecommunications solutions and consultancy aimed at sales activities. During 2007, we launched the use of the commercial brand name “Alestra” together with the AT&T brand, through a campaign consisting of mass media advertising activities (including TV, billboards, magazines and radio) in order to allow a swift transition from the AT&T to the Alestra brand. We will continue with our advertising activities to increase the Alestra brand recognition.

Sales and distribution

Direct sales for business customers. We maintain 22 independent sales offices throughout Mexico, including the key cities of Mexico City, Monterrey and Guadalajara. Our sales force is highly qualified (both bicultural and bilingual) and knowledgeable about our services. We believe that the training of our sales force will be an important factor in our success. When marketing our services, our sales force places special emphasis on the quality of our network and our customer service capabilities. Our direct sales force is compensated with salaries, as well as commissions and bonuses. Our independent telemarketing representatives are compensated with negotiated fees.

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

Another key aspect on which we focus is our customer’s experience after signing the contract, but before the service is rendered; we believe that it is critical to our marketing success that we maintain a constant communication with our customers after our contracts are signed. For the post-sale experience, we have created a service center organized in tiers with dedicated resources for platinum and gold accounts plus a well-managed customer care organization for mid-size businesses.

Telemarketing. For the residential segment, we use a focused telemarketing effort. Our telemarketing representatives call high usage residential accounts based on information in our database and other sources. Our customer representatives emphasize the quality of our customer service and our network, as well as any promotions that we are offering at that time. Currently, we rely on in-house telemarketing efforts and employ in-house telemarketing representatives and contract with third parties for the services of additional telemarketing representatives for special campaigns. These representatives make outgoing telemarketing calls, while our customer care representatives handle inbound customer inquiries.

Customer service

We have been able to distinguish ourselves from our main competitors, Telmex and Axtel, by offering superior customer service. We conduct a survey of our Mexican customers in different market segments on a periodic basis. The survey has consistently indicated that our services are perceived as having higher value than those of our competitors. Our last survey was conducted in December 2007. By achieving a level of customer service superior to that of our competitors, we believe that we are able to attract new customers. We have two main customer service centers, one for business customers and the other for residential customers, which are designed to provide service and support for each one of our business units. We also have an operator service center to provide call processing assistance and directory assistance and two help desk service centers to provide technical support, one for Internet and the other for e-services (web hosting). All of our service centers operate 24 hours a day, 7 days a week.

At our customer service centers and help desk our representatives receive approximately 120,000 calls per month. They handle product and general service inquiries, billing inquiries, fault reports and technical support. Around 60,000 additional calls per month are handled by an Interactive Voice Response system for residential customers only.

In addition, our business customer service center is periodically evaluated through a system of quality metrics that indicates the satisfaction level of our customers. This shows how satisfied or unsatisfied our customers are with our service, which allows us to apply corrective measures immediately to make improvements. The indicator for the last six months of 2007 was 97.19% of satisfied clients among our top customers.

Our operator services center receives a monthly average of 68,000 calls. These calls consist of customers requiring person to person or “station to station” calls, including collect calls, as well as assistance with calling cards, directory assistance and other services.

Our service centers seek high customer satisfaction by providing ongoing training to our customer service representatives and management staff and by keeping services on a level comparable with world-class centers.

Customer activation, billing and collection policies

Activation. At the time a salesperson receives an order for service, the information provided by the prospective customer is checked against our internal customer database and a third-party database to which all carriers provide information operated by the verification company. We ascertain whether a prospective customer has amounts due over 30 days and over Ps. 150. If the customer’s credit history is in good standing, a representative from the verification company, a third-party verification entity, is connected into the call to verify the customer’s order. We believe that this system of third-party verification, which was implemented in February 1998, has significantly reduced slamming practices in Mexico and reduced churn caused by payment failure.

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

Sales and revenue by category of activity and geographical markets

See Item 5, “Operating and Financial Review and Prospects”.

Competition

Our main competitors have switched their focus from the long distance market to value-added services.

As of 2006, the SCT has granted concessions to approximately 33 long distance telecommunications companies and resellers. Approximately nineteen long distance concessionaires are offering commercial long distance service in Mexico; however Telmex is still the most relevant competitor in this service. Competition has increased throughout the telecommunications market, as a result of the liberalization process, the new rules for reselling, the adoption of new technologies and substitute services like Voice over IP and Mobile. Pyramid Research statistics indicate the average revenue per minute for domestic long distance has declined in real terms by approximately 40% from 2002 to 2007 as a result of competition. VoIP adoption is under introduction phase enabled by broadband access and its penetration is still low.

Long Distance now is an element of a package of services offered to most of the participants. Package offers have contributed to price decreases in the market.

In the local voice market, the entrance of portability will become an incentive to retain or obtain clients and a potential differentiator in terms of quality of service for the market, and could increase competition in this market segment.

In the consumer market, cable operators are entering into the voice market, increasing the level of competition in this segment; at the same time, new opportunities for value-added services like VoIP and other services over broadband access are available.

Internet broadband continues expanding at high rates where subscribers grew from 2.6 million in 2006 to 4.2 million in 2007 and penetration reached 4.2%, which, according to Organización para la Cooperación y el Desarrollo Económico (“OCDE”) statistics is still below that of developed countries. Broadband demand has impacted the internet dial-up service market and has generated a fast migration to broadband services.

In Data and IP services, the amount of competitors is limited due to capabilities and complexity. Only Telmex and Axtel can compete directly with us in the enterprise segment in these services.

The following paragraphs contain information of our main competitors obtained from the firm Pyramid Research: Communications Market 2006 and 2007, technology research firm Select website and our own estimates.

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

Telmex is the biggest competitor in the Mexican industry. It has participated in all fixed telecom services, with a substantial market share in each of them. Telmex has leveraged into their nationwide coverage, the broad last-mile access network, where Telmex has retained total control. According to Pyramid Research, Telmex’s share was approximately 92% in the local lines market and approximately 80% in the long distance market in minutes.

Telmex’s broadband ADSL service reached approximately 2.9 million subscribers at the end of 2007 while its internet dial-up customer base fell to 0.4 million subscribers by the end of 2007.

In value-added internet services, Telmex made an alliance with Microsoft Corporation in 2000, launching the T1MSN portal and changing its brand to Prodigy. Additionally, its hosting service called Triara merged with the Prodigy services portfolio. By the end of the third quarter of 2007, according to the technology research firm Select, Telmex had a 68% market share of both broadband and internet dial-up subscribers.

In the core data services market, Telmex has leveraged on its local coverage to become the market leader in private lines and frame relay services. According to Select, Telmex data market share is estimated at 60% in terms of revenues.

Axtel

Axtel, S.A. de C.V. (“Axtel”) is a fixed wireless company founded in 1994. Axtel has several nationwide wireless spectrums: 60 MHz at 10.5 GHz for point-to- multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access, the last one being the most used for its current local service. Its network includes 26 cities with local service at the end of 2007. In the fourth quarter of 2006 Axtel acquired Avantel, S. de R.L. de C.V. (“Avantel”) for US$500 million. This acquisition increased Axtel’s market position in the small and medium businesses segment and also enhanced its service portfolio in the large corporate segment with Avantel’s services portfolio. In 2007, Axtel launched its pre-WiMax service.

As a result of the acquisition of Avantel, Axtel has increased its market share in Local lines to 4.5%, in domestic long distance to 10% and 20% in data and internet private circuit markets according to Select.

Telefónica

Telefónica Data de México S.A. (“Telefónica”), following its expansion strategy in Latin America, has acquired several telecommunications service providers in Mexico. In 1999 Telefónica acquired Infosel a part of Terra Networks México, S.A. de C.V (“Terra”), and adopted the Terra brand name for its internet and information services. Terra had 128,000 internet dial-up accounts in 2002, but its business declined to approximately 75,000 accounts as of June 30, 2004, according to Telefónica’s reports, and it exited the dial-up business at the end of 2004 by entering into an alliance with us in which its dial-up customers were absorbed. Terra repositioned its strategy aiming to content services, e-commerce, broadband content, and internet advertising business through the Terra portal.

At the beginning of 2000, Telefónica acquired Optel Mexicana, S.A. de C.V. (“Optel”). Optel specializes in X.25, frame relay and dedicated internet services. This acquisition has allowed Telefónica to enter into the business data market and introduce its brand name “Telefónica Data”. Telefónica also developed new features for its data service and enhanced its network with dark fiber contracts with Marcatel, S.A. de C.V. (“Marcatel”) to increase the coverage of service. Telefónica also has fixed local and long distance concessions competing with us in the Mexican market.

Since 2005, Telefónica Móviles México S.A. de C.V. (“Telefónica Móviles México”), a subsidiary of Telefónica, focused strongly on mobile telephone services and deployed an aggressive commercial strategy against Radiomóvil Dipsa, S.A. de C.V. (“Telcel”). By the end of the fourth quarter of 2007, Telefónica Móviles México reached approximately 12.5 million active customers, according to its public reports.

Other Competitors

Our other competitors in voice and data markets are Radiomóvil Dipsa, S.A .de C.V. (“Telcel”), Marcatel, Operadora Protel, S.A. de C.V., Iusacell-Unefon, S.A. de C.V., Nextel Mexico S de R.L. and Maxcom Telecomunicaciones, S.A. de C.V.

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

The SCT and the Mexican Congress unsuccessfully attempted during 2003, 2004 and 2005 to reach consensus with the industry in order to pass a new communications bill. However, in April 2006, a new federal telecommunications law, approved by the House of Representatives in December 2005, was approved by senators in the Mexican Congress taking immediate effect. As a consequence of the new law, all of Cofetel’s commissioners were replaced, TV broadcasters were allowed to offer telecommunications services and Cofetel’s powers were increased in order to regulate broadcasting and telecom services.

The SCT is the government agency responsible for regulating telecommunications services and was the exclusive authority until August 1996, when the Mexican government established Cofetel. Cofetel is a specialized regulatory agency within the SCT, which based on the new federal telecommunications law consists of five commissioners appointed by the President and approved by the Congress, created to enforce the Federal Telecommunications Law and to implement the necessary regulatory framework to guarantee fair, nondiscriminatory and lawful competition among telecommunication services providers in Mexico.

Cofetel and the SCT have the power to monitor our compliance with the telecommunications public network concession and our wireless concessions. The SCT delegated to Cofetel many of its powers and obligations under the Telecommunications Regulations.

The SCT has retained the authority to grant all concessions and permits as well as to impose fines. Cofetel makes recommendations to the SCT on major issues, such as spectrum allocation and granting of new concessions and permits, imposition of fines and revocation of concession title, however, the SCT has the final decision-making power on these issues.

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

The SCT issued the initial rules for the interconnection of other carriers with Telmex’s network in July 1994, specifying that, beginning on January 1, 1997 and before 2001, Telmex was obligated to provide interconnection points for 200 cities in accordance with a rollout schedule (those local service areas were consolidated into 198 areas). After that, the rules also obligated Telmex to provide interconnection in all the cities of the country which have at least one switch with routing capability. Currently, Telmex has provided interconnection points in 198 local service areas. However, no additional areas have been added, and Telmex has argued that there is no switch with routing capability left for the remaining 199 local service areas. However, as a result of a consultation process within the industry, conducted during 2006, over the next years there could be further consolidation of local service areas that could result in a decrease of the 397 that currently exist.

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

In 2006 the SCT revised and passed a resolution on service convergence, to allow telecommunications and cable networks to offer “triple play” service (voice, data and video services). The same resolution also established obligations related to number portability and interconnection between networks. During 2007 Cofetel has issued the rules for the implementation of the number portability in 2008.

Additionally, during 2008 Cofetel is considering the auctioning of the 1850-1910/1930-1990 MHz, 3400-3700 MHz, and 1710-1770/2110-2170 MHz spectrum segments, which could open the market to new concessionaires and technologies, such as WiMax, which could also compete with the services we provide.

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

Under the Federal Telecommunications Law and the Law of Foreign Investment, concessions may only be granted to Mexican individuals and to Mexican corporations whose foreign investment participation does not exceed 49% of the full voting equity thereof or who are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% of the equity thereof with the prior approval of the Comisión Nacional de Inversiones Extranjeras (the “National Commission of Foreign Investments”). Furthermore, any attempted transfer or subscription of 10% or more of our equity (other than neutral equity) requires notification and approval of the SCT and, if applicable, the Comisión Federal de Competencia (the “Federal Competition Commission”). Any equity transfers in violation of these ownership requirements will be invalid under Mexican law.

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

We consider that we are in compliance with all the requirements of SCT.

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

During the first half of 2001, we entered into local-to-local interconnection agreements with other local concessionaires, such as Axtel, SOS Telecomunicaciones, S.A. de C.V. (“Iusacell”), Operadora Unefon, S.A. de C.V., Telcel and Telefónica. Also during this period, we completed the development of our 10.5 GHz point-to-multipoint microwave radio system network in the cities of Mexico City, Monterrey and Guadalajara, which is our main system for reaching the residential market. We will continue to expand our commercial market by the introduction of local service using fiber-optic and point-to-point access to current and new clients.

In addition to the May 30, 2000 resolution that allowed us to begin the deployment and offering of local telecommunications services, on February 13, 2002 we filed a petition before Cofetel and the SCT in order to obtain authorization to provide local service in any city in Mexico. As a result of this petition, on December 17, 2002, we received the authorization to offer a full range of local services throughout Mexico, through a nationwide concession on a regional basis. The modification was an extension of the coverage included in our original authorization to provide local service in Mexico.

During the first half of 2006, our exception to allow preselected access to long distance carriers ended. On January 5, 2006, we requested Cofetel to extend such exception for three more years, which is still pending.

Tariffs, anti-competitive practices and interconnection

Tariffs. Under the Federal Telecommunications Law, tariffs for telecommunications services are generally determined freely by the providers of such services and are subject to the requirements set forth in the concessions. Tariffs must be registered before Cofetel prior to being implemented. However, Telmex is an exception to this rule because it is required to obtain approval before it sets rates. Under its concession, beginning in 1999, and every 4 years thereafter, Telmex’s price cap regulation is subject to review. Such review allows Telmex to increase prices based on a basket of services including local, domestic and international long distance services, subject to a cap based on the inflation rate and adjusted by a productivity factor (3% from 2003 through 2006 and 3.3% for the 2007 – 2010 period). Within the basket, Telmex is allowed to raise tariffs as long as the price of the basket remains under the cap, and lower tariffs, provided they remain above the long run incremental cost of each service.

Telmex’s tariffs for domestic long distance declined in real terms more than 70% from December 1996 to March 2007, because either Telmex did not increase its prices to account for inflation or the price decreased due to competitive forces. We believe that the Mexican telecommunications market will continue to experience tariff pressure.

Anti-competitive practices. Telecommunications service providers are prohibited by law from adopting monopolistic or discriminatory practices generally, including in the application of tariffs. All tariffs must be based on the following factors:

•	quality,

•	competitiveness,

•	security, and

•	the length of time the carrier will commit to providing the service.

Those companies determined by the Federal Competition Commission to have substantial market power pursuant to the provisions of the Ley Federal de Competencia Económica (the “Federal Law of Economic Competition”), Mexico’s antitrust statute, can be regulated so as to prevent anti-competitive practices.

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

Every year we and Telmex engage in negotiations on the terms and conditions, including rates, applicable for the next year interconnection. If we are not able to reach an agreement, the Federal Telecommunications Law provides that in 60 days Cofetel will resolve any interconnection disagreement between concessionaires. The interconnection agreements provide, however, that the terms and conditions of the agreements will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively to the first day of the year in which it is intended to be used. During 2007, we reached a new agreement with Telmex for 2008. We will shortly begin negotiations with Telmex in order to reach an agreement on the interconnection rates and some other regulatory and commercial issues for 2009. In the event of not reaching any agreement, we believe that the current cost structure of our operation will continue.

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

On April 13, 2006 Cofetel issued a resolution in order to implement the domestic and international “Long Distance Calling Party Pays” system in Mexico. As a result of the publication of the resolution, we initiated different legal procedures to prevent the implementation of the “Long Distance Calling Party Pays” System on our network. Finally, we agreed to its implementation and voluntarily dismissed our legal actions. As part of the agreement, we increased our long distance rates, including international settlement rates, in order to pay the mobile terminating network rate of Ps. 1.34 per minute agreed on 2007 and Ps. 1.21 on 2008. During 2007, the price increase resulted in a loss of international traffic, since some users ceased or migrated their long distance traffic from fixed to mobile networks, however the revenues increased. Nevertheless, for the last months of 2007 as of today, we are facing an incremental increase in by-pass traffic since some entities are terminating cheaper mobile traffic using mobile networks.

Off-net charges (Long Distance-to-Long Distance Interconnection)

We pay Telmex a higher per-minute charge to terminate calls on its network in cities outside of those 198 cities from which we currently originate traffic. This traffic in minutes represented about 35% of our total minutes of traffic for 2007.

On December 20, 2007, as a result of our negotiations to establish the terms and conditions for the interconnection rate and other issues for the year 2008, we agreed with Telmex to maintain off-net charges and conditions set for 2006 and 2007, equal to the lowest of Ps. 0.75 per minute and any rate available by Telmex for domestic long distance service to any telecommunications public network concessionaire or any rate available by Telmex to US carriers for traffic originated outside Mexico and terminated in Mexican national territory, until new agreements could be reached.

Currently negotiations continue without new results. If the negotiations finish without an agreement, we may file before Cofetel an interconnection disagreement, to obtain a reduction in the off-net charges.

Mobile interconnection rates

On March 10, 2005, we filed before Cofetel an interconnection disagreement with Telcel, in order to reduce the mobile interconnection rate that is charged for calls originating in fixed networks and terminating in mobile networks, under the Local Calling Party Pays System. It is due to a tariff distortion derived by the existence of lower service mobile tariffs than interconnection rates, and the fact that we believe that current interconnection tariff is not cost oriented, as it should be. In addition, we require Cofetel to oblige Telcel, as part of the disagreement, to charge the interconnection rate by seconds, in place of by minutes, and to handle information about the location of the interconnection points used by Telmex and Telcel to exchange traffic.

On August 31, 2006 Cofetel issued the resolution applicable to this interconnection disagreement dispute and the corresponding interconnection charges. Nevertheless, Telcel and us both challenged this resolution trying to obtain, respectively, lower and higher rates than those determined by Cofetel. Finally, on December 15, 2006 we agreed with Telcel on the applicable interconnection rates for traffic termination in Telcel’s mobile network under the Calling Party Pays System. Those agreements remained in place for 2007.

Third party verification

During 1997, the Mexican long distance telecommunications market experienced rates of churn significantly higher than those experienced in the United States and similar markets. In response to complaints by the Mexican long distance carriers that a significant portion of this churn rate was due to slamming, the practice of some long distance carriers to switch customers to their service without the customer’s knowledge, Cofetel provided for a third-party verification system, similar to that used in the United States and other countries. Since February 6, 1998, every carrier began to submit to the third-party independent verification company the name and number of each customer acquired. The verification company then independently called each customer to verify that the customer had voluntarily chosen the carrier who had submitted such customer’s name. Since February 1999, a representative of the verification company is now patched into the call while a customer is signing up for new service. As a result of this and other measures, the churn rate has dropped substantially from an average of 18.8% per month in the beginning of 1998, to an average of 2.7%, 4.2%, 4.5% and 4.1% in 2004, 2005, 2006 and 2007 respectively.

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

C. Organizational structure

We are owned 49% by AT&T and 51% by Onexa. Onexa is owned by Alfa. AT&T holds its equity in us through its subsidiary AT&T Mexico.

On October 18, 2007, Onexa’s shareholders entered into an agreement to merge with Alfa. This merger is conditioned on Mexican governmental approval and will be effective on March 31, 2008. From the effective date of the merger, Alfa will be the direct shareholder of Alestra.

The following diagram depicts our overall organizational structure:

Alfa is one of Mexico’s largest conglomerates. It comprises four groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, processed food, auto parts and telecommunications. As of December 31, 2007, Alfa’s total assets amounted to Ps. 99.3 billion, with annual sales of

Ps. 106.8 billion and operating income of Ps. 6.5 billion. On July 31, 2006, Alfa announced that it reached an agreement with El Grupo Financiero BBVA Bancomer (“BBVA Bancomer”) regarding the acquisition of the 49% equity interest BBVA Bancomer had in Onexa. This acquisition increased Alfa’s participation in Onexa to 100%. Alfa paid US$51 million in cash in this transaction.

AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. On January 31, 2005, AT&T Corp. and SBC announced that their boards had approved a deal under which SBC would acquire AT&T Corp., and on November 17, 2005, SBC completed its acquisition of AT&T Corp.

On November 14, 2000, we restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Mexico holds 49% of the N stock and Onexa holds the other 51%. Onexa continues to hold 100% of the Series A shares and AT&T Mexico continues to hold 100% of the B shares. As of December 31, 2007, AT&T Mexico holds 578,859,772 shares of our common and N stock and Onexa holds 602,486,701 shares of our common and N stock.

Our senior notes are not guaranteed, secured or otherwise supported by our equity holders. Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

We have entered into a joint venture agreement with our equity holders, and have adopted bylaws, each of which governs the relationship between the equity holders and us. Our approximately 1,900 employees are employed through our subsidiary Servicios Alestra S.A. de C.V. (“Servicios Alestra”), which is organized under the laws of Mexico. We hold 98.0% of the capital stock of Servicios Alestra. Our employees are paid by that entity with funds provided by us on a monthly basis under a management and services agreement.

D. Property, plants and equipment

Our network

Network components. As of December 31, 2007, we have invested more than Ps. 7,861.0 million in our technologically advanced fiber-optic network. Construction of the original design for our long haul network was completed in 1997. Our average network reliability in 2007 was 100% for our backbone, 100% for last-mile solutions based on fiber optic equipment and 99.995% for last mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state of the- art technology. Our network was constructed and is operated in accordance with the reliability, redundancy and restoration standards of AT&T’s U.S. network. The key components of the network, all of which are directly owned by us, include:

•	Over 6,101 route kilometers of long-haul and intra-city network, mostly with Lucent True Wave fiber-optic underground inter-city facilities;

•	Approximately 1,084 route kilometers of metropolitan area fiber-optic facilities;

•	Eight Lucent digital voice switches, plus one which is used for testing purposes;

•	Next Generation Network based on Sonus Softswitch and gateways to provide local and long distance services, the largest network of its type in Latin America;

•	Broadsoft Platform for Consumer VoIP Services and Enterprise Hosted IPPBX Services;

•

Cisco Systems IP/MPLS/ATM/frame relay switches; “carrier-class” Cisco Gigabit Switch routers, “carrier-class” Cisco Systems routers used for data services and internet connection; an MPLS core for VPN services; and over 11,000 modems for Dial-Up services.

We have over 3,000 agreements in place with highways, railroads and utilities companies that provide us with rights-of-way throughout Mexico. We believe these rights-of-way provide barriers to entry for potential facilities-based new competitors in the facilities-based services market.

Our network is expandable and flexible. The conduit comprising the long haul network contains a fiber-optic cable with 24 fiber-optic strands. In the metropolitan rings, there are three conduits (four in the case of Mexico City), at least one of which contains fiber-optic cable with 36 fiber-optic strands. The metropolitan infrastructure installed in Mexico City, Monterrey Guadalajara and Ciudad Juarez has a fiber-optic cable with 144 fiber-optic strands. These conduits are generally buried at a depth of 4 feet. Most of the metropolitan rings built by us also have at least one empty conduit, allowing for additional capacity to be deployed in the future at a substantially lower cost.

We have large points of presence (“POPs”), in 30 cities within our long haul network, in addition to metropolitan, junction and regenerator sites. A POP is a location where we have installed transmission and data switching equipment that serves as a switching center or relay for the larger network. Our POPs contain telecommunications equipment (switching and/or transport) and serve as interconnection points between different elements of our network and other networks (including Telmex). Each switch and POP is housed in a concrete structure that is equipped with an advanced power supply, air conditioning, security and fire protection system.

Fiber-optics. Our inter-and intra-city fiber-optic network is 6,101 kilometers in length and consists of three fiber-optic inter-city rings with the transmission capabilities of dense wave division multiplexing (“DWDM”) and Synchronous Digital Hierarchy architecture (“SDH”). The network is located in the following areas:

•	a northern ring that extends from the United States border crossings at Reynosa and Nuevo Laredo through Monterrey and other cities;

•	a west-central ring through Guadalajara and other cities;

•	a southern ring through Mexico City and other cities;

•	two interstate segments on the eastern coast of Mexico that run from the central region to the northern part of the country; and

•

four border crossings located over the U.S.-Mexico border (Tijuana, Ciudad Juarez, Nuevo Laredo, Reynosa), and another through the use of capacity in submarine cable systems from Cancun to Florida, U.S.

Pursuant to our long distance concession, we are permitted to send domestic traffic through AT&T’s U.S. network facilities to achieve connectivity among our inter-city fiber-optic rings and two border crossings at Tijuana and Ciudad Juarez. We are the only carrier with multiple SDH rings infrastructure in the border with the United States, through San Antonio, Texas to Nuevo Laredo and Reynosa, Tamaulipas in México; this is a feature that provides diversity and reliability to our customers.

Our network incorporates Lucent True Wave “non-zero dispersion shifted” fiber-optic cable, which supports SDH and DWDM. SDH is the industry standard in transmission technology, similar to Synchronous Optical Network (“SONET”), which supports 2.5, 10 gigabit per second (“Gbps”) and higher transmissions over a single fiber-optic strand. SDH enables the deployment of bidirectional ring architecture, a system that allows for nearly instantaneous rerouting of traffic in the event of an equipment failure or a fiber-optic cut. We were the first Latin American carrier to use dense wave division multiplexing technology, which enables greatly expanded transmission capacity over the same physical infrastructure or fiber link through the installation of additional electronics, thus enabling us to increase significantly our transmission capacity. All of our initial long distance fiber-optic facilities use dense wave division multiplexing technology with an effective transmission rate of 40 Gbps per pair of fiber-optic strands, and our new DWDM system has 400 Gbps of capacity, with the possibility to upgrade it to 800 Gbps in an additional pair of fiber-optic strands. We are currently utilizing one pair of fiber-optic strands with a 2.5 Gbps capacity and a second pair of fiber-optic strands using dense wave division multiplexing technology with a capacity of 40 Gbps, of which we currently utilize thirteen wavelengths with a capacity of 22.5 Gbps.

Voice Electronics and switching. We originally deployed five Lucent 5ESS digital switches to provide long distance services. The switches are located in Monterrey, Guadalajara, Mexico City, Ciudad Juarez and Tijuana. These switches perform as international and domestic gateways. We have also deployed two 5ESS and one VCDX switches, a compact version of the 5ESS, to provide local services in Mexico City, Monterrey and Guadalajara. In addition, we have deployed one switch for testing purposes in Monterrey. The Lucent 5ESS switch is an industry-leading universal digital exchange system, with an extraordinary record of availability and performance, and capable of supporting both voice and data switched services. The 5ESS supports a full range of U.S. and international transport and signaling standards, including interfaces to both the U.S. standard DS-1 (24 channel) and the European standard E-1 (30 channel) trunking. The 5ESS digital switch can deploy several types and combinations of telecommunications services on a single exchange platform including analog, mixed analog/digital or digital lines and can function as a local, toll and gateway exchange.

Our signaling network is connected to AT&T through international SS7 signaling interfaces. These signaling interfaces allow us to interface with other network and telecommunication services providers, and provide us with advanced services.

Voice and VoIP Next Generation Network (“NGN”). We have deployed NGN infrastructure for VoIP services, such as Pre/Postpaid, Local and Long Distance VoIP Services, for Business and Consumer customers, based on softswitches, application servers and dedicated data infrastructure. Our main vendors include Sonus Networks, Inc. (“Sonus”), Broadsoft Inc. (“Broadsoft”), and Pactolus Communications Software Corporation (“Pactolus”) among others. An increasing number of VoIP and signaling gateways have been deployed in several cities, while the main control functions are centralized in Mexico City and Monterrey.

All of our VoIP services are based on core technologies from vendors, and in the short term all of our Local Services voice traffic will be handled through this network. This infrastructure is especially suited for deploying Services over IP (“SoIP”) and advanced media switching services, such as conferencing and collaborative-work, which are provided through the same infrastructure based on customer requirements and demand.

Sonus and Broadsoft are leading vendors of Next Generation Networks (“NGN”) and IP Multimedia Subsystem (“IMS”) based VoIP infrastructure for fixed and mobile networks, capable of supporting advanced and converged services for consumer and business customers through application servers and reconfigurable electronics. The performance and availability of networks based on these technologies has been proven through its intensive use in the largest and more complex telecommunications networks.

Data Infrastructure. To support the growing demand for data services, we have deployed an MPLS-based core network for MPLS-VPNs, and Internet, and several metropolitan Ethernet Networks. We have deployed ATM and Frame Relay switches in several cities, such as in Mexico City, Monterrey, Guadalajara, Puebla, Tijuana and Ciudad Juarez, which interconnect with AT&T’s Global Frame Relay network. Our internet (“IP”) network is supported by carrier class gigabit routers and other high capacity routers deployed in key points of presence and switch sites. Our IP protocol network interconnects with the global Internet via AT&T internet services and other Tier-I service providers. We have deployed Cisco Routers from our VPN infrastructure in places such as Mexico City, Monterrey, Guadalajara, Tijuana, Ciudad Juarez, Chihuahua, Culiacan, Cancun, Tampico, Mexicali, Hermosillo, Nogales, Ciudad Obregon, Los Mochis, La Paz, Acapulco, Ciudad del Carmen, Coatzacoalcos, Irapuato, Merida, Oaxaca, Tuxtla and Villahermosa. All of our service networks expand their coverage to the entire country through our own Transmission Network and through the use of Alternate Access providers.

Direct access. Our direct access facilities allow our customers to access our network directly and avoid interconnection with local exchange carriers and incumbent networks like Telmex’s. We have deployed metropolitan fiber-optic rings consisting of approximately 950 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juarez, Tijuana, San Luis Potosi, Queretaro, Leon and other cities in Mexico, each of which has been deployed using an SDH ring, IP/Ethernet or asynchronous transfer mode (ATM) architecture. To date, we have 64 metropolitan points of presence (“miniPOPs”) in our metropolitan rings acting as hubs to connect enterprise customers and some corporate buildings to our network, and more are scheduled for construction every year as customer demand increases. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

Wireless facilities. We hold two national point-to-point concessions to provide wireless connectivity to business customers (one in the 15 GHz band and one in the 23 GHz band). We also hold three point-to-multipoint concessions in the 10 GHz band covering Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos which provide direct access to our small business customers. We lease wireless frequency capacity from Conectividad Inalambrica 7GHz, S. de R.L., a joint venture between our equity holders and a subsidiary of Axtel, which acquired rights to use a concession in the 7 GHz band with national coverage to provide wireless connectivity to business customers and to expand the network infrastructure. To provide less capital-intensive direct access facilities and network interconnection in selected smaller cities (and for redundancy purposes), we have deployed 63 radio towers in our network. On these towers we have selectively deployed point-to-point and point-to-multipoint digital microwave transmission equipment. Our main suppliers of digital microwave equipment include Alcatel-Lucent Mexico, S.A. de C.V. (“Alcatel-Lucent”), Alvarion, Ltd (“Alvarion”), Marconi Systems, Microwave Networks International (“MNI”) and Harris Corporation (“Harris”). A continuous process of evaluation is performed among current and potential technology suppliers.

Leased facilities. To cost-effectively originate and terminate traffic in cities where we do not have a point of presence, we lease facilities (under operating lease agreements) from Telmex and other carriers for an installation fee plus a monthly fixed-cost charge. In this way, we are able to address a large number of additional end-users efficiently.

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

A. Operating results

Basis of presentation

We prepare our financial statements in conformity with Mexican FRS, which differs in certain significant respects from U.S. GAAP. See Note 17 to our audited consolidated financial statements for information related to the nature and effect of such differences and a quantitative reconciliation to U.S. GAAP of our net income (loss) reported under Mexican FRS for the years ended December 31, 2005, 2006 and 2007 and our of total stockholders’ equity as of December 31, 2006 and 2007.

Mexican FRS is established by Mexican Financial Accounting Standards Board for the Investigation and Development of Financial Reporting Standards (“CINIF”). This organization releases Mexican FRS and interpretations of the Mexican FRS.

Mexican FRS requires that financial statements recognize the effects of inflation. Accordingly, except where otherwise indicated, the consolidated financial data for all periods have been presented in constant Pesos as of December 31, 2007. Although the restatement of nominal Peso amounts into constant Pesos lessens the distorting effect that inflation has on comparisons of financial statements over time, the restatement does not wholly eliminate these distortions, and evaluation of period-to-period trends may be difficult.

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

The following table sets forth certain statistical data regarding our operations:

	2005		2006		2007
Lines in service at end of period:
Business	68,372		65,408		77,238
Residential	371,310		326,611		284,606

Minutes of use for the period (1):
Domestic long distance	1,627,513	41%	1,994,055	48%	1,879,101	57%
International long distance	2,361,705	59%	2,197,130	52%	1,391,913	43%

Total	3,989,218	100%	4,191,185	100%	3,271,014	100%

(1)	In thousands.

The following table sets forth information regarding our revenues:

	2005		2006		2007
Domestic long distance	1,054.8	24.0%	1,074.3	23.7%	1,259.5	24.9%
International long distance	1,272.8	29.0%	1,115.0	24.6%	1,155.1	22.8%
Data, internet and local services	2,067.6	47.0%	2,346.3	51.7%	2,641.4	52.2%

Total (1)	4,395.2	100.0%	4,535.6	100.0%	5,056.0	100.0%

(1)	Expressed in million of Mexican Pesos of purchasing power as of December 31, 2007.

Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operations are significantly impacted by economic conditions within Mexico.

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year Ended December 31,	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of the End of Each Year
1996	27.7%	31.3%	5.1%	$17.5 billion
1997	15.7%	19.8%	6.8%	$28.0 billion
1998	18.6%	24.6%	4.9%	$30.1 billion
1999	12.3%	21.3%	3.9%	$30.7 billion
2000	9.0%	15.3%	6.6%	$33.6 billion
2001	4.4%	11.3%	(0.2)%	$40.9 billion
2002	5.7%	7.1%	0.8%	$48.0 billion
2003	4.0%	6.2%	1.4%	$57.4 billion
2004	5.2%	6.8%	4.2%	$61.5 billion
2005	3.3%	9.2%	2.8%	$68.7 billion
2006	4.1%	7.2%	4.8%	$67.7 billion
2007	3.8%	7.2%	3.3%	$78.0 billion

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

Impact of foreign currency fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses are exposed to foreign currency fluctuations, our financial instruments are most exposed. As of December 31, 2007, the amount of senior notes, bank loans, notes payable and capital leases denominated in U.S. dollars was Ps. 2,974.3 million.

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

From time to time, we assess our exposure and consider opportunities to manage this risk, for instance through the use of hedging instruments. In order to minimize the exchange rate risk of the Mexican Peso-U.S. dollar, on March 15, 2007 and October 12, 2007 we entered into a currency hedge to minimize the effect of fluctuations in the U.S. dollar/Mexican Peso exchange rate. The hedge will be effective from January 2008 through December 2008.

See Item 3, “Key Information — Selected Financial Data” for a discussion of exchange rates.

Asset tax

Under current tax law, as Mexican companies, we and subsidiary, Servicios Alestra, are separately subject to pay the higher between income tax and asset tax. From our inception until 1999 we were exempted from the payment of the asset tax. Since 2000 we have not paid any asset tax because our debt, which includes our senior notes, has been greater than our total asset value. Since 2004, we have continued to defer our asset tax by using the option of Article 5-A of the Asset Tax Law, which allows us to determine our asset tax using the tax basis of the fourth preceding year instead of the current year; in addition, Servicios Alestra was entitled to a reduction to the asset tax in 2007 derived from the application of the immediate deduction of fixed assets over the same tax, such reduction is an amount greater than that of the Asset tax determined for the year ended December 31, 2007. Our sole subsidiary, Servicios Alestra, began paying asset tax in 2000. Total asset tax for the years ended December 31, 2005, 2006 and 2007 were Ps. 3.3 million, Ps. 2.8 million and Ps. 2.8 million, respectively.

IETU

On October 1, 2007, the Mexican government made changes to its tax system, which took effect on January 1, 2008. The changes introduced a flat tax (known as IETU for its acronym in Spanish), which replaces the Mexican asset tax and will apply to taxpaying entities along with Mexican regular income tax. Taxpayers will calculate a flat tax at 17.5 percent to an income determined based on the cash flow (although transitional rates of 16.5 percent and 17.0 percent will apply in 2008 and 2009, respectively). If the flat tax is a positive amount, the enterprise will compare the flat tax to the income tax calculated under the current income tax system and by flat tax credits. If the flat tax is larger, this amount is classified as a flat tax and paid as a supplement to the regular income tax liability. However, if the flat tax is positive but less than the regular income tax plus the flat tax credits, no flat tax is due. If the tax base that is subject to the flat tax is negative (which will occur when deductible expenditures exceeds taxable receipts), the amount of excess expenditures multiplied by the flat tax rate will result in a credit for the flat tax net operating losses that can be used to reduce or eliminate the regular income tax in the current year and/or reduce the flat tax in the subsequent 10 years.

In accordance with the interpretation published by the Mexican Board of Research and Development of Financial Reporting Standards (CINIF) last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, the Company has determined that it will continue to pay regular income tax in the future. As a result, the Company’s management has not recorded any deferred IETU taxes at December 31, 2007.

Regulations

We operate in a highly regulated industry and the services we provide as well as some of the rates we may charge our customers are subject to regulatory approval. See Item 4, “Information on the Company – B. Business Overview – Regulatory framework and bodies.”

Results of operations

Fiscal Year ended December 31, 2007 compared to Fiscal Year ended December 31, 2006

Revenues

Total revenues increased 11.5%, or Ps. 520.4 million, to Ps. 5,056.0 million in 2007 from Ps. 4,535.6 million in 2006. This result was due to higher long distance revenues and a sustained growth of our data, internet and local services.

Data, Internet and Local Services. During 2007, data, internet and local service revenues reached Ps. 2,641.4 million, representing a 12.6% increase over the Ps. 2,346.3 million recorded in 2006, driven primarily by an increase in our data and internet services revenues, as we continue focusing our sales efforts in these services. During 2007, we expanded our local service to Michoacán and Celaya. We currently offer local service to 21 cities in Mexico. Our data, internet and local service segment consistently has increased its share in our revenue portfolio and represented 52.2% of our total revenues in 2007, compared to 51.7% in 2006.

Long Distance Services. Revenues derived from our long distance service in 2007 increased 10.3%, to Ps. 2,414.7 million from Ps. 2,189.4 million in 2006; while total volume of minutes handled decreased 21.9% to 3,271 million of minutes in 2007. Despite a decrease in traffic volume, the increase in revenues was mainly due to higher rates due to the implementation of the domestic and international “Long Distance Calling Party Pays” system. Under this system, mobile telephone subscribers do not pay for incoming calls, instead the customer that originates a domestic or international call, either from a fixed line or mobile phone pays the entire fee for placing the call and the originating network pays an additional charge to the terminating mobile network. To offset the impact of the additional charge, we increased our rates.

Revenues from domestic long distance services for 2007 increased 17.2%, or Ps. 185.2 million, to Ps. 1,259.5 million from Ps. 1,074.3 million in 2006. Our average domestic long distance revenue per minute increased 23.1% to Ps. 0.65 in 2007 from Ps .0.53 in 2006. Domestic long distance volume for 2007 decreased 5.8%, or 115 million minutes, to 1,879.1 million minutes compared to 1,994.1 million minutes in 2006 driven primarily by the decrease in traffic of our residential customers. Our total lines in service decreased 7.7%, or 30,175 lines, from

392,019 at December 31, 2006 to 361,844 at December 31, 2007 as a result of our strategy to focus on our business customers and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues represented 24.9% of our revenue in 2007, compared to 23.7% of our revenue in 2006.

Revenues from international long distance services for 2007 increased 3.6%, or Ps. 40.1 million, to Ps. 1,155.1 million from Ps. 1,115.0 million in 2006. This growth in revenues was primarily due a 62.2% increase in the average revenue per minute from Ps. 0.50 in 2006 to Ps. 0.80 in 2007. The increase in the average international long distance revenue per minute was a result of the implementation of “Long Distance Calling Party Pays” system explained above. During 2007, international long distance revenues represented 22.8% of total revenues, compared to 24.6% during 2006.

Cost of Services (excluding depreciation)

Cost of services consists primarily of:

•	Interconnection costs including;

•	local access charges, resale expenses, paid on a per-minute basis primarily to Telmex,

•	international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us and

•	fees for leased lines, typically paid on a per-circuit per month basis to Telmex and other last mile access providers.

Cost of services increased 28.3% to Ps. 2,217.7 million for 2007, compared to Ps. 1,728.5 million for 2006. The increase in cost of services was primarily driven by a 30.0 % increase in cost of voice services due to the implementation of the “Long Distance Calling Party Pays” system, to Ps. 1,459.9 million for 2007 from Ps. 1,120.4 million recorded in 2006, and the increase in cost of data, internet and local services by 24.6% to Ps. 757.7 millions for 2007, compared to Ps. 608.1 million for 2006.

Gross Profit

Gross profit, at 2007 increased 1.1% to Ps. 2,838.4 million from Ps. 2,807.1 in 2006. Our gross profit was mainly increased as a result of higher non-long distance gross profit, which helped to offset the decrease in the long distance gross profit. Our data, internet and local services gross profit increased 8.4%, or Ps. 145.4 million, to Ps. 1,883.7 at 2007 from 1,738.2 recorded in 2006, while our long distance gross profit decreased 10.7% to Ps. 954.7 million in 2007, from Ps. 1,068.9 million recorded in 2006.

Our gross margin, defined as gross profit as a percentage of total revenues, decreased to 56.1% in 2007 from 61.9% reported in 2006.

Gross profit, which is derived from our Mexican FRS financial information, is defined as revenues minus cost of services (excluding depreciation and amortization).

Gross profit is non GAAP financial measure that is not defined under Mexican FRS.

We believe that gross profit can be useful to facilitate comparisons of operating performance between periods and with other companies. However, our computation of gross profit is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation and amortization expense. Though gross profit is a relevant measure of operating performance, it should not be considered as an alternative to operating income, determined in accordance with Mexican FRS, as an indication of our financial performance or as an indication to resources generated from operating activities, determined in accordance with Mexican FRS, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs.

For a reconciliation of Alestra’s operating income to gross profit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—gross profit reconciliation”.

A reconciliation of Alestra’s operating income to gross profit is provided below as of December 31, 2006 and 2007.

	2006	2007

Gross profit	Ps2,807,124	Ps2,838,362
Administration, selling and other operating expenses	(1,536,129)	(1,513,334)
Depreciation and amortization	(1,084,016)	(870,137)

Operating income	Ps 186,979	Ps 454,891

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 1.5% or Ps. 22.8 million, to Ps. 1513.3 million in 2007 from Ps. 1,536.1 million in 2006.

The administration, selling and other operating expenses slightly decreased 1.5% or Ps. 22.8 million to 1,513.3 million in 2007, from Ps. 1,536.1 in 2006. This decrease coupled with an 11.5% increase of total revenues in 2007, allowed the reduction to 29.9% in 2007, from 33.9% in 2006 of the administration, selling and other operative expenses as a percentage of total revenues.

Depreciation and amortization

Depreciation and amortization decreased 19.7% or Ps. 213.9 million to Ps. 870.1 million in 2007, from Ps. 1,084.0 million in 2006. This decrease is mainly explained by the ending of our preoperative expenses amortizations in the second half of 2007.

Operating income

Operating income increased 143.3% or Ps. 267.9 million to Ps. 454.9 million in 2007, from Ps. 187.0 million in 2006. This increase is mainly explained by the Ps. 213.9 million decrease in depreciation and amortization coupled with an increase in our gross profit.

Comprehensive financial result

Our comprehensive financial result for 2007 was a loss of Ps. 179.5 million, compared to a loss of Ps. 292.5 million for 2006. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2006	2007
	(in millions of constant pesos)
Interest expense	(429.0)	(314.2)
Interest income	52.1	30.2
Exchange loss, net	(48.9)	(2.2)
Effect of derivative financial instruments	—	2.9
Gain from monetary position	133.3	103.8

Comprehensive financial result, net	(292.5)	(179.5)

Our interest expense decreased 26.7%, or Ps. 114.7 million, to Ps. 314.2 million in 2007, from Ps. 428.9 million in 2006. The decrease in the interest expense was due to lower levels of indebtedness as a result of the corresponding amortization of our senior notes due 2010 and on July 2, 2007, and the corresponding principal amortization of our bank facility, in the amount of US$3.8 million on each of February 1, 2007, May 2, 2007, August 2, 2007 and November 5, 2007.

Interest income decreased Ps. 21.9 million to Ps. 30.2 million in 2007, from Ps. 52.1 million in 2006, due to a lower average cash balance coupled with lower interest rates towards the second half of 2007.

Even though there was a 0.1% appreciation of the Peso against the US dollar in 2007, we have recorded a foreign exchange loss of Ps. 2.2 million. This is driven primarily by the variations of the exchange rate in 2007 that adversely affected the valuation of our net monetary liabilities.

Gain from monetary position decreased from Ps. 133.3 million for 2006 to Ps. 103.8 million for 2007. The decrease was mainly due to a reduction of monetary liabilities in 2007, as compared to 2006, coupled with a lower Mexican inflation of 3.8% for 2007, compared to 4.1% inflation recorded in 2006.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject separately to pay income tax or asset tax, which are computed separately by each entity. Based on the projections prepared by Management relative to the tax results of the Company in subsequent years, the Company determined to be essentially subject to income tax rather than IETU. The projections are considering: a) not exercising the option to apply the immediate deduction on investments as of 2009 and b) not amortizing the tax loss carryforwards in an amount of Ps 680.1 million comprised from 2008 to 2010. Hence, a valuation reserve has been created for this amount. As a result, a deferred income tax provision has been included in the income statements for 2007. In order to defer asset tax payments in 2007, we determined our asset tax using the tax basis of the fourth preceding year instead of the current year as established in the option of Article 5-A of the Asset Tax Law. We also used a reduction to the asset tax, as allowed in Article 23 from the Asset Tax Law Regulation, that in this case is enough to cover the asset tax determined for the year in December 31, 2007. On the other hand, for 2007, Servicios Alestra recorded asset tax of Ps. 2.8 million.

Net Income ( loss)

During 2007, we recorded a net income of Ps. 188.0 million compared to a net loss of Ps. 123.5 million in 2006. This is a result of higher operating income in 2007 compared to 2006 coupled with a reduction of comprehensive financial loss as a result of an exchange gain and lower interest expenses compared to 2006.

Fiscal Year ended December 31, 2006 compared to Fiscal Year ended December 31, 2005

Revenues

Total revenues increased 3.2%, or Ps. 140.3 million, to Ps. 4,535.6 million in 2006 from Ps. 4,395.3 million in 2005. This result was mainly due to higher non-long distance services, such as data, Internet and local.

Data, Internet and Local Services. During 2006, data, internet and local service revenues reached Ps. 2,346.3 million, representing a 13.5% increase over the Ps. 2,067.9 million recorded in 2006 as we continue focusing our sales efforts in these services. During 2006, we expanded our local service to one additional city, Reynosa, Tamaulipas. Our data, internet and local service segment consistently has increased its share in our revenue portfolio and represented 51.7% of our total revenues in 2006, compared to 47.0% in 2005.

Long Distance Services. Revenues from domestic long distance services for 2006 increased 1.8%, or Ps. 19.5 million, to Ps. 1,074.32 million from Ps. 1,054.81 million in 2005. Our average domestic long distance revenue per minute decreased 15.1% to Ps. 0.53 in 2006 from Ps. 0.62 in 2005 due to market conditions resulting from increased competition. Domestic long distance volume for 2006 increased 22.5%, or 366.5 million minutes, to 1,994.1 million minutes compared to 1,627.5 million minutes in 2005 driven by the increase in traffic of our business customers. Our total lines in service decreased 10.8%, or 47,663 lines, from 439,682 at December 31, 2005 to 392,019 at December 31, 2006 as a result of our strategy to focus on our business customers and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues represented 23.7% of our revenue in 2006, compared to 24.0% of our revenue in 2005.

Revenues from international long distance services for 2006 decreased 12.4%, or Ps. 157.8 million, to Ps. 1,115.0 million from Ps. 1,272.8 million in 2005. This reduction in revenues was primarily due to a 7.0% decrease in total international volume from 2,361.7 million minutes in 2005 to 2,197.1 million minutes in 2006 explained by lower incoming traffic, coupled with a 4.7% decrease in the average revenue per minute from Ps. 0.52 in 2005 to Ps. 0.50 in 2006. The decrease in the average international long distance revenue per minute was a result of lower international settlement rates in accordance with market conditions. During 2006, international long distance revenues represented 24.6% of total revenues, compared to 29.0% during 2005.

Cost of Services (excluding depreciation)

Cost of services consists primarily of local access charges, resale expenses, paid on a per-minute basis primarily to Telmex, international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us and fees for leased lines, typically paid on a per-circuit per month basis to Telmex and other last mile access providers. Cost of services increased 4.0% to Ps. 1,728.5 million for 2006, compared to Ps. 1,662.7 million for 2005. The increase in cost of services was the result of a 16.2% increase in cost of data, internet and local services, to Ps. 608.1 million for 2006 from Ps. 523.2 million recorded in 2005, driven by the increase of capacity, partially offset with a decrease of a 1.7% in cost of the long distance services, to Ps. 1,120.4 million for 2006 from Ps. 1,139.4 million recorded in 2005, as a result of lower international rates.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, increased 0.7% or Ps. 10.3 million, to Ps. 1,536.1 million in 2006 from Ps. 1,525.8 million in 2005.

As a percentage of total revenues, administration, selling and other operating expenses for 2006 were 33.9% compared to 34.7% registered during 2005. This decrease, as a percentage of total revenues, was primarily the result of our increasing revenues.

Depreciation and amortization

Depreciation and amortization increased 6.7% or Ps. 68.0 million to Ps. 1,084.0 million in 2006, from Ps. 1,016.0 million in 2005. This increase is mainly the result of an accelerated depreciation of telecommunication equipment which began on April of 2005 and was only recorded for the last nine months of 2005, but completely recorded in 2006.

Operating income (loss)

Operating income slightly decreased 2.0% or Ps. 3.8 million to Ps. 187.0 million in 2006, from Ps. 190.8 million in 2005. This decrease is mainly explained by the Ps. 68.0 million increase in depreciation and amortization.

Comprehensive financial loss

Our comprehensive financial loss for 2006 was Ps. 292.5 million, compared to Ps. 116.2 million for 2005. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2005	2006
	(in millions of constant pesos)
Interest expense	(488.1)	(429.0)
Interest income	34.7	52.1
Exchange (loss) gain, net	206.3	(48.9)
Gain from monetary position	130.9	133.3

Comprehensive financial result, net	(116.2)	(292.5)

Our interest expense decreased 12.1%, or Ps. 59.1 million, to Ps. 429.0 million in 2006, from Ps. 488.1 million in 2005. The decrease in the interest expense was due to lower indebtedness as a result of the principal amortization of our senior notes due 2006 on May 15, 2006, the corresponding amortization of our senior notes due 2010 on June 30, 2006 and on December 29, 2006, and the refinancing of our senior notes due 2009 with a lower rate bank facility.

Interest income increased Ps. 17.4 million to Ps. 52.1 million in 2006, from Ps. 34.7 million in 2005, due to a higher average cash balance.

Exchange loss in 2006 was Ps. 48.9 million compared to an exchange gain of Ps. 206.3 million recorded during 2005. We record a foreign exchange gain or loss with respect to U.S. dollar denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities, which principally consist of indebtedness and accounts payable, exceed our U.S. dollar-denominated monetary assets, which principally consist of investments in cash equivalents. We have recorded a foreign exchange loss during 2006 due to the 1.5% depreciation of the Peso against the U.S. dollar compared to a 4.9% appreciation of the Peso against the U.S. dollar in 2005.

Gain from monetary position slightly increased from Ps. 130.9 million for 2005 to Ps. 133.3 million for 2006. Although the level of monetary liabilities was lower in 2006, as compared to 2005, the increase in the gain from monetary position was mainly due to a higher Mexican inflation of 4.1% for 2006, compared to 3.3% inflation recorded in 2005.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject separately to pay income tax or asset tax, which are computed separately by each entity. We have generated substantial tax losses of approximately Ps. 6,521.3 million; accordingly, no income tax provisions have been included in the income statements for 2006. In order to defer asset tax payments in 2006 we determined our asset tax using the tax basis of the fourth preceding year instead of the current year as is established in the option of Article 5-A of the Asset Tax Law. On the other hand, for 2006, Servicios Alestra recorded asset tax of Ps. 2.8 million.

Net Income (loss)

During 2006, we recorded a net loss of Ps. 123.7 million compared to a net income of Ps. 52.0 million in 2005. This was mainly due to a higher comprehensive financial loss as a result of a higher exchange loss during 2006, as compared to 2005.

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

Allowance for doubtful accounts

We take a conservative approach toward uncollectible accounts, commonly called the Spindown Method. For all services, this method calculates a certain reserve based on an estimate of the amount of customer accounts receivable that will become uncollectible. Both, the residential and business accounts, will be fully reserved when those accounts are 241 days and 271 days past due, respectively. To obtain this forecast, an uncollectible rate (the “Spindown Rate”) is estimated and applied to each bucket of the accounts receivable. The Spindown Rate applied on each month’s reserve calculation equals the average Spindown Rate registered on the previous six-month period. Payment is due 25 days after the issuance of an invoice. We take several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person-to-person calls. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 60 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance greater than Ps.50, the account is also assigned to a collection agency 120 days after the due date. If the efforts of collection agencies are unsuccessful and the balance is large enough to make legal proceedings worthwhile, we commence legal proceedings. As of December 31, 2005, 2006 and 2007, our allowance for doubtful accounts was Ps. 111.3 million, Ps. 75.6 million and Ps. 55.6 million, respectively. We consider this reserve is sufficient to cover the probable loss of accounts receivables; however, we cannot assure that we will not be required to increase the amount of this reserve. A 10% change in the amounts estimated to be uncollectible would result in a change in uncollectible expense of approximately Ps. 7.3 million.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine depreciation and amortization expense to be recorded during any reporting period. The useful life of an asset is estimated at the time the asset is acquired and is based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened. This would result in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in asset’s value. We review assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations, estimates of future operations including estimates of revenues, costs, operating expenses, capital expenditures and debt service. For US GAAP purposes, pursuant to SFAS 144, we review the carrying value of our long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if an asset is impaired, in which case the asset is written down to its fair value. Based in our cash flow analysis, no impairment existed at December 31, 2005, 2006 and 2007.

Deferred Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process requires us to estimate our certain current tax exposure together with an assessment of temporary differences resulting from the differing treatment of certain items for tax and accounting purposes, such as depreciation and amortization, cost and accruals, and allowance for doubtful accounts. These differences result in deferred tax assets and liabilities, which are included on our consolidated balance sheet. To the extent we establish a valuation allowance or we increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In 2007 we recorded a valuation allowance of Ps. 680.1 million, due to uncertainty whether we may use certain deferred tax assets, primarily certain net operating losses carried forward and recoverable asset tax, before they expire. We began accumulating net operating loss carry-forwards beginning in 1996.

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

In accordance with the interpretation published by the Mexican Board of Research and Development of Financial Reporting Standards (CINIF) last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, the Company has determined that it will continue to pay regular income tax in the future. As a result, the Company’s management has not recorded any deferred IETU taxes at December 31, 2007.

New Accounting Pronouncements Under Mexican FRS

During the last quarter of 2007, the Mexican Financial Reporting Standards Board (CINIF, due to its name in Spanish) issued certain Financial Reporting Standards and certain Interpretations to the Financial Reporting Standards (INIF, due to its name in Spanish), which became effective on January 1st, 2008. It is estimated that these NIF and INIF will not have a significant effect in the Company’s financial information.

NIF B-2 “Cash flows statement”. This NIF provides the provisions for the presentation, structure and preparation of the cash flows statement, as well as for the disclosures complementing this basic financial statement. The NIF B-2 supersedes the Statement B-12, “Statement of changes in the financial position”, and also requires companies show gross amounts of collections and payments. In very specific cases, the standard allows companies to show net cash flows movements. It is also requires companies to show how the cash balance is obtained.

NIF B-10 “Inflation effects”. This NIF provides the provisions for the recognition of the inflation effects under an inflationary environment in the country. This NIF incorporates, among other, the following changes: i) the option to choose the use of the National Consumer Price Index or the value of the Investments Units (“UDIS”, a Mexican index based on inflation), ii) eliminates the use of the method of valuation for foreign origin assets, iii) the initial accumulated gain or loss from withholding of non monetary assets and the initial accumulated gain or loss from monetary position, be reclassified to the retained earnings or mantained in the equity such affects derived from items which have not been charged or credited to the income statement.

NIF B-15 “Translation of foreign currency”. This NIF supersedes current Statement B-15 and establishes the procedures to translate financial information from a foreign operation such as: i) from the posted currency to the functional currency; and ii) from the functional currency to the posted currency. It also allows an entity to express its financial statements in a currency different from its functional currency.

NIF D-3 “Employee benefits” – This NIF supersedes current Standard D-3. The most important changes to this statement include the reduction of the amortization period of unrecognized prior items to a maximum of five years , the inclusion of the effects of salary growth in the calculation of the Defined Benefits Obligation (formely known as the Projected Benefits Obligation), the elimination of the accounting treatment for the additional pension liability and its corresponding intangible asset and separate equity component.

NIF D-4 “Income tax”. This NIF requires the recognition of the asset tax as a tax credit and therefore, as a deferred income tax asset. The standard requires the reclassification to retained earnings of the initial transition adjustment recorded in equity, unless the timing difference which gave rise to this adjustment has not been realized.

INIF 6 “Option to choose the form of hedges”. This INIF indicates that a derivative financial instrument may be considered as such as of the date of its acquisition or as of a subsequent date, only if it fulfills with the new requirements established in paragraph 51a) of Statement C-10.

INIF 7 “Accounting treatment of the comprehensive income or loss derived from a cash flows hedge over a projected transaction of purchasing a non financial asset”. This INIF amends the following paragraphs of the Statement C-10:

Paragraph 105, to clarify that the effects of a hedge recorded in the comprehensive gain or loss derived from transactions of purchasing a non financial asset can be capitalized in the cost of the non financial asset, whose price is fixed by the hedge.

Paragraph 106, to indicate that in the case of all cash flows hedges, the amounts recorded in the equity as a part of the comprehensive gain or loss of the year, must be reclassified to the income statement in the same period or periods in which the hedge contract is signed or the projected transaction is affected, except for the cases indicated in paragraph 105.

IFRIC 12—Service concession arrangements

The interpretation serves to clarify the treatment of arrangements whereby a government or other body grants contracts for the supply of public services to private operators. The objective of this IFRIC is to clarify aspects of accounting for service concession arrangements.

Management is currently evaluating the suppletory application of this standard.

New Accounting Pronouncements under U.S. GAAP

In December 2007, the FASB published SFAS No. 160 “Non Controlling Interests in Consolidated Financial Statements” – an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements.

SFAS No. 160 will be effective for fiscal years, and interim periods after December 15, 2008, earlier adoption is prohibited and shall be applied prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company will adopt this pronouncement on January 1, 2009.

The adoption of this statement will have some changes on the Company’s presentation of financial results and statement of position. However, these changes are not expected to be of a material nature.

In December 2007, the FASB published SFAS No. 141-R, which replaces SFAS No. 141, “Business Combinations.” This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, earlier adoption is prohibited. The Company will adopt this pronouncement on January 1, 2009.

In February 2007 the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements, and SFAS No. 107, Disclosures about Fair Value of Financial Instruments.

SFAS No. 159 will be effective for all fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact this statement will have on its financial position, results of operations and disclosures, should the Company elect to measure certain financial instruments at fair value.

In September 2006 the FASB published SFAS No. 157 “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. SFAS No. 157 was to be effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 6, 2008, the FASB issued a position paper that partially defers SFAS No. 157 for one year relating to non-financial assets and liabilities, except those items disclosed at fair value on a recurring basis. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial position, results of operations and disclosures.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. See Note 17 to our audited consolidated financial statements for information relating to the nature and effect of such differences. Financial statements prepared under Mexican FRS recognize the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. We are not required to reverse the Mexican inflation accounting adjustments when reconciling Mexican FRS to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Accordingly, these inflation-adjusted figures are considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Net income (loss) under U.S. GAAP amounted to Ps. 460.8 million in 2005, Ps. 300.6 million in 2006 and Ps. 299.0 million in 2007, compared with net income (loss) under Mexican FRS of Ps. 52.2 million in 2005, Ps. (123.6) million in 2006 and Ps. 188.0 million in 2007.

Stockholders’ equity under U.S. GAAP amounted to Ps. 1,779.3 million in 2006 and Ps. 2,075.3 million in 2007, compared with stockholders’ equity under Mexican FRS of Ps. 2,392.5 million in 2006 and Ps. 2,597.9 million in 2007. See Note 17 to our audited consolidated financial statements for a further discussion of the adjustments under U.S. GAAP.

B. Liquidity and capital resources

During 2007 we generated sufficient cash flow from operations to fund our requirements, including working capital, capital expenditures and our debt service.

We continue to focus our capital expenditures on businesses that we believe may offer more attractive margins and a short-to medium term return. All capital expenditures are included in a budget which is pre-authorized by our Board of Directors. We do not expect that any single capital expenditure in 2008 will have a material impact on our operations or financial results. We may incur in an additional indebtedness in 2008 to finance a small portion of our capital expenditures. We plan to pay the corresponding principal amortization of our senior notes due 2010 and our bank facility. We believe that we will generate positive capital resources from our operations to fund working capital, capital expenditures and most of our debt service needs in 2008. In 2008, we may also seek alternatives to refinance our existing debt, in order to improve terms and conditions.

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

Current Liquidity

As of December 31, 2006 and 2007, we had Ps. 745.4 million and Ps. 283.1 million of unrestricted cash and cash equivalents available, respectively. Unrestricted cash and cash equivalents balance decreased Ps. 462.3 million from December 31, 2006 to December 31, 2007 primarily due to the following factors:

•	Principal amortization of our senior notes due 2010 on July 2, 2007 for US$16.7 million (Ps. 181.8 million) and on December 31, 2007 of US$16.7 million (Ps. 181.8 million);

•	Principal amortization of our bank facility, in the amount of US$3.8 million (Ps. 41.8 million) on each of February 1, 2007, May 2, 2007, August 2, 2007 and November 5, 2007.

•	Temporary investment in our senior notes due 2010, from US$1.4 million at December 31 2006 to US$14.9 million at December 31, 2007.

•	A pending payment for administrative fees from previous years in an amount of US$12.1 million to Onexa and US$8.9 million to AT&T.

The unrestricted cash and cash equivalents balance consists of cash and temporary investments with original maturities of three months or less. Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican banks, U.S. banks and corporations with the highest credit ratings. As of December 31, 2007 we had unrestricted cash of Ps. 283.1 million, of which Ps. 2.0 million were in cash, Ps. 106.0 million in U.S. dollar-denominated instruments and Ps. 175.1 million were in Peso-denominated instruments, additionally we have a investment of US$14.9 million in our senior notes due 2010 and a restricted cash amount of Ps. 166.0 million as collateral for our bank facility and others.

In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of December 31, 2006 and 2007 our ratio of current assets to current liabilities was 1.03x and 0.93x, respectively. Our ratio of current assets to current liabilities as of December 31, 2007 includes as current liabilities the corresponding principal amortizations of our bank facility that will be payable in 2008 and also the corresponding principal amortization of the senior notes due 2010 that will be payable on June 2008 and December 2008.

Resources generated from, or used in, operating activities. Resources provided from operating activities in 2007 were Ps. 997.5 million compared to resources provided in operating activities of Ps. 1,064.8 million in 2006. This decrease was primarily due to a payment of administrative fees to Onexa and AT&T in 2007 an amount of Ps. 137.0 million and Ps. 99.5 million respectively. As a part of our debt restructuring process during 2002 and 2003, our partners agreed that the administrative service fees that Onexa and AT&T have charged would not become due until 2007.

Resources used in, or generated from, investing activities. Resources used in investing activities were Ps. 615.4 million and Ps. 640.2 million in 2007 and 2006, respectively. The increase was due to a higher amount invested in property and equipment. Our main capital expenditures during 2007 were on network growth and direct access with Ps. 311.9 million and Ps. 83.1 million, respectively.

Resources used in, or generated from, financing activities. Resources used in financing activities for 2007 were Ps. 844.4 million compared to resources used in financing activities of Ps. 672.9 million in 2006. The increase was mainly due higher principal amortization of the senior notes due 2010 than in 2006, and the beginning of the principal amortization in February 1, 2007 of the bank facility.

Under Mexican FRS, the sources and uses of resources are determined based upon the differences between beginning and ending financial statement balances in Mexican pesos of constant purchasing power. In addition, they include certain non-cash items such as monetary gains and losses and unrealized foreign currency translation gains and losses, which are eliminated in the cash flows presented under U.S. GAAP.

Given the nature of our revenues derived from international incoming traffic, which are U.S. dollar denominated, and of our costs and expenses, which are principally Peso-denominated, we believe we will be only partially insulated from potential exchange rate fluctuations. For this reason, from time to time, we assess our exposure and consider opportunities to manage this risk, for instance through the use of hedging instruments. In order to minimize the exchange rate risk of the Mexican Peso-U.S. dollar, on March 15, 2007 and October 12, 2007 we entered into an economic currency hedge to minimize the effect of fluctuations in the U.S. dollar/Mexican Peso exchange rate. The hedge will be effective from January 2008 through December 2008.

Material Commitments and Funding

The table below describes by year of payment due current material commitments as of December 31, 2007.

	2008	2009	2010	2011
Lease financing	22.9	1.5	—	—
Principal	22.8	1.5	—	—
Interest	0.1	—	—	—
Principal payments on long-term debt (2)	599.7	599.7	1,935.1	—
Notes interest payments (3)	228.5	185.0	76.3	—
Operating leases (4)	70.1	72.2	83.4	86.6
Capital expenditures	764.2	—	—	—

Total	1,685.4	858.4	2,094.8	86.6

(1)	Nominal pesos converted from U.S. dollars at a rate of 10.9169 pesos per dollar, which is the noon buying rate provided by The Federal Reserve Bank of New York on December 31, 2007.
(2)	Principal payments on the bank facility and senior notes due 2010.
(3)	Interest payments on the bank facility and senior notes due 2010.
(4)	Derived from the annual budget from 2008.

Our lease financing commitments include a capital lease contract with The Capita Corporation de México, S.A. de C.V. (“Capita”), which expires in May 2008, and a lease contract with CSI Leasing México, S. de R.L. de C.V. (“CSI”), which expires in April 2009. Our principal long term debt commitments for 2007, 2008 and 2009 include the principal amortization of our outstanding bank facility and senior notes due 2010. The interest commitments include the interest payments of our bank facility and senior notes due 2010 for 2007, 2008 and 2009. Our operating leases commitments include the rent of our operative and administrative buildings and our capital expenditures commitments include an estimate of our capital expenditures needs for this year.

Capital expenditures for 2005, 2006 and 2007 amounted to Ps. 368 million, Ps. 363 million and Ps. 460 million, respectively. We believe that our investments in 2008 will be higher than 2007. In January and February 2008 we invested US$ 5.3 million.

We believe that the funds to meet our current material commitments will be provided by internally-generated funds from our operations.

Senior Notes due 2010

The senior notes due 2010 pay interest semi-annually in cash in arrears at a rate of 8% per annum on June 30 and December 30 beginning on December 30, 2003. As of December 31, 2007 we had US $252.5 million of senior notes due 2010 outstanding.

The principal amortization of the senior notes due 2010 on each June 30 and December 30 occurring on or after December 30, 2007, according to the following table:

Principal payment date	Percentage of original principal amount payable	Percentage of remaining original principal amount
June 30, 2008	6.50%	76.50%
December 30, 2008	6.50%	70.00%
June 30, 2009	6.50%	63.50%
December 30, 2009	6.50%	57.00%
June 30, 2010	57.00%	—

The indenture governing our senior notes due 2010 contains the following covenants, among others, each subject to certain customary exceptions and carve-outs:

•

subject to specified exceptions, we may not incur indebtedness unless our consolidated leverage ratio would be less than or equal to 4.0 to 1.0; as of December 31, 2007, our consolidated leverage ratio was lower than 4.0 to 1.0;

•

subject to specified exceptions, we may not make restricted payments, such as dividends, unless we could incur at least one additional dollar of indebtedness, no event of default has occurred, and the sum of all restricted payments since May 17, 1999 is less than a specified amount; and

•	subject to specified exceptions, we may not incur any liens on any of our properties.

Other indebtedness

We have a secured financing facility with Deutsche Bank, with a balance as of December 31, 2007 of US$34.6 million. The facility has a variable interest rate of LIBOR plus 1.65% per annum. Interest payments and amortizations are payable in a quarterly basis commencing on November 1, 2006, and February 1, 2007, respectively. The final maturity of this facility is on February 1, 2010.

We have a capital lease contract for telecommunications equipment with Capita, with a balance as of December 31, 2007 of US$0.40 million, which is subject to an average annual fixed interest rate of 8.8%. Final maturity of this facility is in May 2008.

We also have a capital lease contract with CSI, with a balance as of December 31, 2007 of US$1.1 million. Final maturity of this facility is in April 2009.

Other developments

From December 2006 through March 2007, we acquired a portion of our 8% senior notes due 2010. As of March 31, 2007, we have acquired $14.9 million principal amount of our senior notes due 2010. This investment in our senior notes due 2010 has been registered in our financial statements as a reduction of our total senior notes outstanding.

In order to increase our liquidity and as part of the debt restructuring process during 2002 and 2003, our partners agreed that the administrative service fees that Onexa and AT&T have charged and will charge us will not become due until 2007. At March 1, 2007 we paid US$12.1 million to Onexa and made a payment in April of US$8.9 million to AT&T.

Legal Proceedings

Sanction regarding infractions to the public administration acquisition act

On July 16, 2006, Corporación Mexicana de Investigación en materials S.A. de C.V. (“COMIMSA”) ,(an entity of the Mexican public administration) made a public bid for it to receive domestic and international long distance services. We participated in the bid and on July 20, 2006, we were awarded these services by COMIMSA. On August 21, 2006 we notified COMIMSA that we were not capable of providing long distance services in two of the populations in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre subscription by Cofetel in accordance with the long distance service rules. As a result, we could not enter into the respective services agreement, which we were obliged to execute within the following 10 working days after the awarding of the bid. As a result, COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against us on October 3, 2006 to determine if we were subject to sanctions under the applicable law. SFP decided that we infringed on the applicable laws and imposed a sanction consisting in (i) our being prohibited to participate in bids or offer telecommunication services to the Mexican Federal administration for a period of three months and (ii) a fine of Ps. 75 thousand to be paid by us. Against such resolution we filed an amparo suit (a constitutional defense procedure under Mexican law) with the Sixth District Court in Mexico City, obtaining the suspension of the ruling on January 9, 2007. Our main arguments were that we did not commit any fraudulent conduct and that there were not any damages and injuries against COMIMSA. On November 5, 2007, the Judge issued a resolution stating that SFP committed procedure mistakes in its resolution. However, if the final ruling is against us, we will be prevented from participating in public bids to the Mexican Federal Administration for a period of 90 days. On November 22, 2007, we filed an appeal against such ruling. It is difficult to predict the outcome of the appeal and even if the ruling were to be adverse to us, the procedure mistakes committed by SFP will oblige them to restore its resolution. In the meantime, the suspension is granted and we are permitted to continue to participate in public bids with the federal government and we do not have to pay the penalty imposed.

Claim regarding to the fire originated in a building leased by Servicios Alestra

In August 2006 ABA SEGUROS and 7 ELEVEN filed a claim against our subsidiary Servicios Alestra in an amount of Ps 50,000 corresponding to the fire originated in the building leased by us to Casa Chapa (subrogation of rights). We filed a response with the support of ACE Seguros (insurance company of Servicios Alestra), requesting that ACE Seguros be named in the claim, since ACE Seguros is who should pay in case of an unfavorable sentence toward us. In February 2007, ABA SEGUROS/7 ELEVEN filed an appeal for review against the agreement to call ACE Seguros to trial as co-defendants. On November 20, 2007, the Second District Court for civil and labor purposes, issued a sentence to the writ of relief filed by us and ACE Seguros, granting Servicios Alestra’s request to include ACE Seguros as co-defendant in the trial. At December 7, 2007, ABA SEGUROS/7 ELEVEN filed an appeal for review against the aforementioned writ of relief. Management does not believe this claim would have any adverse effect; we have not recorded any amount thereof.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

An understanding of our financial condition and the results of operations for the periods discussed in this annual report requires an appreciation of the telecommunications regulatory structure in Mexico. Accordingly, the following discussion should be read in conjunction with the discussion of these and related matters which appear under Item 4, “Information on the Company — Business overview — Regulatory framework.”

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

The Mexican telecom industry is highly influenced by various U.S. industry trends, such as:

•	the growth in broadband access;

•	the convergence of services and industries, as evidenced by the introduction of voice and data bundles in the market;

•	multi-service IP services, such as Virtual Private Networks; and

•	mobile services.

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of contractual obligations

	(in millions of Pesos) (1) Payments due in period
Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (2)	3,624	829	2,796	—	—
Principal	3,134	600	2,535	—	—
Interest	490	229	261	—	—
Vendor and capital lease financing (3)	24	23	1	—	—
Operating lease obligation	593	70	242	183	97
Purchase obligations (4)	96	96	—	—	—

Total	4,337	1,018	3,039	183	97

(1)	Calculated based on an exchange rate of Ps. 10.9169 per U.S. dollar, the noon buying rate as provided by The Federal Reserve Bank of New York on December 31, 2007.
(2)	Interest and principal amount of our bank facility and senior notes due 2010.
(3)	Capita and CSI financing facilities.
(4)	Maintenance contracts.

Item 6.	Directors, Senior Management and Employees.

A. Directors and senior management

Biographies of Senior Management

Rolando Zubirán Shetler (55) is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us in January 1, 1999. He has served as President and General Manager of Ericsson in Argentina, as Managing Director of Sistemas Ericsson in Mexico, as Managing Director of Ericsson Business Communications in Brazil and various other positions in business planning. Mr. Zubirán holds a Bachelor of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México and a Master of Science Degree in Operations Research from the University of Southern California.

Bernardo García (49) is the Vice-President of our Consumer Small Business Market. Mr. García has been with us since our start in 1996 and has held several positions, including marketing director, enterprise sales director and commercial strategy director. Before joining us, he also served in several positions in Grupo Alfa, including one in the team that negotiated the joint venture agreement with AT&T to form our company. Mr. García holds a Bachelor’s Degree in Industrial and Systems Engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey, a Masters Degree in International Trade from Universidad de Monterrey and an MBA from IMD in Switzerland.

Eduardo Morali (55) is the Vice-President of our Business Market Unit. He joined us in 2000 and has over 25 years of experience in the Information Technology Industry. He has served as President and Chief Executive Officer of NCR Mexico and as Vice President of Latin American sales of the Computer Systems Group of NCR Corporation. He also served in IBM de Mexico as Sales Manager of the Financial Sector, as Sales Manager of the South East territory, as Marketing Plans & Control Manager and as Business Financial Manager. Mr. Morali holds a Bachelor’s Degree in Business Administration from Universidad La Salle and a Degree in Finance from Instituto Tecnológico Autónomo de Mexico.

Raúl Ortega (51) is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications, as well as trade politics, policy and regulation in the U.S. and Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C. He holds accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen (55) is our Chief Operations and Systems Officer. Mr. Irigoyen has over 20 years of human resources experience in various Alfa subsidiaries and corporate organizations. Mr. Irigoyen’s expertise is focused in the areas of labor relations and compensation. Prior to his assignment with us, he served as Director of Administrative Staff and Services at Alfa’s Corporate Headquarters where he held various managerial positions in Human Resources. Mr. Irigoyen joined us in 1996. Mr. Irigoyen has a Bachelor of Science Degree in Mechanical Engineering from the Universidad Autónoma de Nuevo León, a Master of Science Degree in Economics, majoring in Human Resources Administration, from the University of Utah, and he attended the Instituto para la Alta Dirección de Empresas. He has also been a consultant at the Instituto Tecnológico de Estudios Superiores de Monterrey and at the Universidad Autónoma de Nuevo León.

Patricio de la Garza (53) is our Chief Financial and Administrative Officer. Mr. de la Garza has over 20 years of experience in services and finance. Prior to his assignment with us, he worked for 10 years at Grupo Alfa where he held various managerial positions. Mr. de la Garza has been with us since our inception in 1995, starting as Treasurer, and his responsibilities included our notes issuance. Mr. de la Garza has a Bachelor of Accounting Degree and an MBA from the Instituto Tecnológico de Estudios Superiores de Monterrey. He also attended the Instituto para la Alta Dirección de Empresas.

Biographies of Directors

Armando Garza Sada (50) is the President of the Board of Directors of Alestra and currently is the Corporate Development President for Alfa. Prior to taking his current position, Mr. Garza was President of Sigma from 1993-1999. Before Sigma, he held other executive positions, including Vice-President of Planning in Alfa’s holding company and President of Polioles and Selther. Mr. Garza is a member of the Board of Alfa, Femsa, Coca Cola Femsa, Gigante, Lamosa, Liverpool, MVS, Pyosa, Farmacias Benavides, ITESM and Vitro Vidrio Plano. He served as Chairman of CAINTRA (Nuevo Leon Chamber of the Manufacturing Industry) and CEESP (a private sector economic think-tank). He is also a member of the Board of CCE (Corporate Coordination Council), the Stanford Business School Alumni Association, Rabobank’s North American Agribusiness Advisory Board, and the Dean’s Advisory Council of MIT’s Sloan School of Management. Mr. Garza has a B.S. in Management from the Massachusetts Institute of Technology and a MBA from the Stanford Graduate School of Business. Mr. Garza, who is a nominee of Onexa, has been a director of Alestra since October, 2001.

Alejandro Elizondo Barragán (55) is the Chief Financial and Planning Officer for ALFA. Prior to taking his current position, Mr. Elizondo was the Chief Executive Officer of Hylsamex. He has over 30 years experience in ALFA where he has held various executive positions. Mr. Elizondo is a member of the Board of Directors of Embotelladoras Arca, Hylsamex and Banco Regional de Monterrey. He has a Bachelor’s Degree in Mechanical Engineering from the Instituto Tecnológico de Monterrey and a MBA from Harvard University. Mr. Elizondo, who is a nominee of Onexa, has been a director of Alestra since March, 2006.

Jorge Bustamante García Moreno (53) is the Treasurer for ALFA. He has held several positions, including the Vice-President of Finance and Planning, at different subsidiaries of ALFA, specifically at Nemak, Alestra, DAK Amerikas, AKRA and Versax. Mr. Bustamante obtained his Bachelor’s Degree in Actuarial Sciences from the Anáhuac University. He holds a Master Degree from Stanford University and also a Master Degree from the Insead. Mr. Bustamante, who is a nominee of Onexa, has been a director of Alestra since April, 2001.

Felipe Carlos Canales Tijerina (49) is Senior Vice-President of Corporate Planning and Economic Studies at Alfa Corporate Center. Prior to his current position, Mr. Canales was the Corporate Treasurer of Alfa from 1996 to 2004. He has over 27 years of experience in ALFA, where he has held various executive positions. He has a Bachelor’s Degree in Industrial Engineering from the Instituto Tecnológico de Monterrey and a MBA from Wharton School at the University of Pennsylvania. Mr. Canales proposed, developed the project and participated in the initial stages of the Joint Venture between AT&T and Alfa in the Mexican telecommunications industry. Mr. Canales, who is a nominee of Onexa, has been a director of Alestra since March, 2006.

Carlos Jimenez Barrera (52) is the Secretary of the Board of Directors and General Counsel of ALFA. He has been with Alfa since 1976. He holds a law degree from the Universidad de Monterrey and a Masters of Comparative Jurisprudence from New York University School of Law.

Karen A. Clark is the Executive Director Market Development at AT&T. Ms. Clark joined AT&T in 1989 and has spent the majority of her career in Europe. She is currently based in Bedminster, NJ. She has held assignments in sales and marketing, international public affairs and public relations, business development, strategy, regional operations and venture management. She has served as an AT&T representative on the Board of Directors of several AT&T venture companies, including Telmos, UTEL and the WorldPartners Company and currently supports AT&T board activities for Alestra and NavLink. She holds Bachelor of Arts, Master of Arts and Master of International Business degrees, earned at universities in the United States and in Europe. Ms. Clark, who is a nominee of AT&T Mexico, has been a director of Alestra since March, 2006.

Geoffrey Stephen Webster (41) as Vice-President, Commercial, of AT&T Global Services, Mr. Webster has overall responsibility for all AT&T’s non-U.S. commercial activities. These activities include managing the investments in, and the commercial interfaces with, Alestra, AT&T Latin America, Navlink and the Shanghai Symphony Telecom Pudong venture, as well as executing and managing future international investments as the new international strategies unfold. Prior to the formal launch of Concert as the AT&T BT global joint venture in January 2000, Mr. Webster served as Chief Counsel for the predecessor Concert organization. During much of his time with Concert, he also managed the business interface with MCI WorldCom. Mr. Webster is a graduate of the Law School at the University of Bristol in the U.K. and is a member of the English Law Society. Mr. Webster, who is a nominee of AT&T Mexico, has been a director of Alestra since March, 2002.

Eric R. Weinbrom (46) is the Financial Vice-President, Business Planning and International, responsible for financial planning and analysis for the AT&T Business Services enterprise. His responsibilities include preparing the annual operating budget and monthly outlook forecasts, as well as preparing ad hoc analyses of results and other opportunities to improve performance. In addition to managing FP&A activities, he remains responsible for all financial and statutory compliance for AT&T’s international operations. Mr. Weinbrom is a graduate of the Pennsylvania State University with a B.S. in Health Planning and Administration. He also holds a Master Degree in Finance from Xavier University and a graduate certificate in Accounting from Fairleigh Dickinson University. Mr. Weinbrom, who is a nominee of AT&T Mexico, has been a full director of Alestra since December, 2004 and an alternate since January, 2004.

Phillip Johnson is the Regional Vice President, Southwest Region at AT&T. Mr. Johnson leads the Southwest Region of AT&T’s retail sales teams, including the states of Texas and Oklahoma. His organization provides a full range of networking, integration and IT solutions, including voice, local, data, Internet, hosting, managed services, professional services and outsourcing. Mr. Johnson began his career with AT&T in 1985 as an Account Executive, Financial Services in New York City. Since then, he has held a variety of assignments including network operations, product management, marketing, and sales management. Mr. Johnson is a member of the Dallas Chamber of Commerce Technology Council and has served on the Trustee Board of the Houston Grand Opera, the Board of Directors of the Galleria Chamber of Commerce and the Economic Development Advisory Committee for the Greater Houston Partnership. He received his Bachelor of Arts, History, from C.W. Post College, Long Island University, Brookville, New York and a Master of Business Administration, Management, from Our Lady of the Lake University, San Antonio, Texas. Mr. Johnson, who is a nominee of AT&T Mexico, has been a director of Alestra since March, 2006.

B. Compensation

For the year ended December 31, 2007, we paid aggregate annual compensation of approximately Ps. 40.7 million to our executive officers as a group for services in all capacities. As of December 31, 2007, we have accrued pension benefit and similar liabilities of Ps. 123.9 million.

During 2007, the Company created a new defined contribution retirement plan for employees. The Company makes monthly contributions to the plan on behalf of each participating employee. The 2007 contribution expense related to the plan equaled Ps. 18.0 million.

We annually pay a performance bonus of up to four month’s salary to our officers and managing directors up to two month’s salary to our managers. The amount is determined by our results and individual performance, which is determined by our Board of Directors. Individual objectives are established at the beginning of the year and are evaluated in January of the following year.

C. Board Practices

Our direct equity holders are AT&T Mexico and Onexa. Under the amended joint venture agreement, the number of directors on our board of directors is fixed at nine. AT&T Mexico may nominate four of these directors, while Onexa may nominate the remaining five. Unless otherwise provided in our joint venture agreement or our by-laws, any vote by the board of directors requires a majority for approval, except that the affirmative vote of at least one director appointed by each of the holders of the series A social part and the series B social part shall be required for the election of the Secretary and alternate Secretary and the approval of any matter decided by the Board relating to a decision that we should commence bankruptcy, liquidation or similar proceedings. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office. In addition, we have no service contracts that provide for benefits upon termination of employment. The period during which each director has served on Alestra’s board is set forth at Item 6, “Directors, Senior Management and Employees—A. Directors and senior management—Biographies of Directors”. We currently do not have a separate audit committee. We are not required under the Sarbanes-Oxley Act of 2002, to have a separate audit committee as we delisted from The New York Stock Exchange.

D. Employees

At December 31, 2007, we employed 1902 people through our only subsidiary, Servicios Alestra. The below chart shows the distribution of our employees for the years 2005, 2006 and 2007:

	Number of Employees as of December 31,
Direction	2005	2006	2007
Officers and Staff	10	8	10
Enterprise Convergence Services	0	0	92
Administration	133	145	208
Human Resources	36	37	34
Engineering and Operations	363	420	403
Business Sale Unit	458	446	401
Residential Sale Unit	786	697	612
Systems	98	97	99
Strategic Planning	10	10	11
Legal and Government Relations	39	39	32

Total	1,933	1899	1902

In addition, Servicios Alestra has also contracted with third-party agencies for the services of less than 200 additional temporary employees. Only one labor union, Sindicato Nacional de Trabajadores del Transporte Público y Comunicaciones (the “National Union of Workers of Public Transportation and Communications”), which operates as an autonomous workers union, represents our employees. It represents 42 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages and our management believes that our relationship with our employees and the union is good.

E. Share Ownership

Not applicable.

Item 7.	Major shareholders and related party transactions.

A. Major Shareholders

We are owned 49% by AT&T and 51% by Onexa. Onexa is owned by Alfa. AT&T holds its equity in us through its subsidiary AT&T Mexico.

On November 14, 2000, we restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Mexico holds 49% of the N stock and Onexa holds the other 51%. Onexa continues to hold 100% of the Series A shares and AT&T Mexico continues to hold 100% of the B shares.

Alfa is one of Mexico’s largest conglomerates. It comprises four groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, processed food, auto parts and telecommunications. As of December 31, 2007, Alfa’s total assets amounted to Ps. 99.3 billion, with annual sales of Ps. 106.8 billion and operating income of Ps. 6.5 billion. On July 31, 2006, Alfa announced that it reached an agreement with BBVA Bancomer regarding the acquisition of the 49% equity interest BBVA Bancomer had in Onexa. This acquisition increased Alfa’s participation in Onexa to 100%.

AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. AT&T runs the largest, most sophisticated communications network in the U.S., backed by the research and development capabilities of AT&T Labs. A leading supplier of data, internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting to large businesses and government. AT&T is a market leader in local, long distance and internet services, as well as transaction-based services like prepaid cards, collect calling and directory assistance. On January 31, 2005, AT&T Corp. and SBC announced that their boards had approved a deal under which SBC will acquire AT&T Corp., and on November 17, 2005, SBC completed its acquisition of AT&T Corp.

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

As part of the senior notes restructuring, on November 17, 2003 our equity holders resolved to increase the variable portion of our capital stock by $100 million (Ps. 1,181.0 million), which was subscribed and paid for by each equity holder in proportion to its participation in the capital of the Company, i.e., 51% by Onexa and 49% by AT&T. In order to reconcile our capital with Mexican FRS, reflect inflationary gain, and absorb accumulated losses, on December 1, 2003 our equity holders resolved to (i) reclassify the balance as of December 31, 2002 of our restatement of capital stock account into the variable portion of our capital stock in the amount of Ps. 5,230.3 million, and (ii) reduce the variable portion of the capital stock for Ps. 9,565.9 million and Ps. 1,394.62 million by reclassifying these amounts from our accumulated deficit account and our accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Onexa and 49% on AT&T. These transactions did not represent a contribution or payment to the equity holders.

On October 18, 2007, Onexa’s shareholders entered into an agreement to merge with Alfa. The merger is conditioned on Mexican governmental approval and will be effective on March 31, 2008. After the effective date of the merger, Alfa will be the direct shareholder in Alestra.

B. Related party transactions

See Item 17 and 18, “Financial Statements — Note 4. Accounts receivable and payable and transactions with affiliates and other related parties.”

C. Interests of experts and counsel

Not applicable.

Item 8.	Financial Information.

A. Consolidated statements and other financial information

See Item 18, “Financial Statements” for the list of all financial statements filed as a part of this annual report.

Policy on Dividend Distribution

Our shareholder’s joint venture agreement provides that our shareholders, subject to their vote and to applicable provisions of our senior notes due 2010 (or any of our other indebtedness restricting our ability to pay dividends), have agreed to declare annual distributions of fifty percent of our after tax net income, determined in accordance with Mexican FRS. Notwithstanding the foregoing, we will declare distributions only (x) in an amount which does not exceed the lesser of (i) earnings on which Mexican taxes have been paid so that no additional Mexican tax is payable as a result of the distribution, and (ii) our net cash flow, (y) after such time as all scheduled capital contributions have been made and (z) after all requirements of Mexican law for the declaration and payment thereof have been satisfied. As of today, we have not declared any dividends.

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

Our deed of incorporation includes the following as the purposes of our Company:

•	To install, operate and/or exploit a public telecommunications network under a concession from the Ministry of Communications and Transport.

•

The rendering of telephone services, conduction and transmission of signals, cable television or restricted television, value-added or improved services; interconnection services with other public or private networks and any other type of telecommunications and information service in the country, to the extent allowed bylaw.

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

Any additional interest in Telmex or America Movil acquired by AT&T, shall not constitute an Acquisition of Control (as defined in our joint venture as amended) or be subject to the provisions of the amended joint venture agreement.

So long as AT&T has the right to designate at least one member to the board of directors or the executive committee of Telmex or America Movil, AT&T has agreed that none of the individuals nominated to serve as AT&T’s representatives on the board of directors or steering committee shall have any direct or indirect responsibility for AT&T’s relationship with Telmex or America Movil or serve (or for twenty-four (24) months after serving on our board of directors serve) on either the Telmex or America Movil board of directors or executive committee. In addition, AT&T shall establish and enforce a policy against the transfer of non-public information about us to Telmex or America Movil.

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

Shareholder meetings. Shareholder meetings can be called by:

•	the Board of Directors, in which case the signature of the Secretary of the Board is required,

•	any of the members of the Board of Directors,

•	the examiner, or

•	shareholders representing at least 26% of the Class A or Class B stock.

At these meetings, our shareholders may:

•	examine our annual report, and determine the direction we will take the following year,

•	decide upon the application of the results of operation,

•	elect the chairman of the Board of Directors,

•	resolve to redeem stock with income that, according to law, may be used to pay dividends,

•	name our Chief Executive Officer and examiner,

•	decide the issuance of preferred stock,

•	decide to increase or reduce our fixed or variable capital,

•	pay dividends, if any,

•	approve changes to our bylaws,

•	determine our dissolution, if applicable,

•	permit the issuance of bonds,

•	approve the admission of new shareholders, except for transmission of stock permitted in clause 11 of the amended bylaws or with respect to a merger or acquisition of a company by us,

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

•	approve annual financial statements with or without audit,

•	approve any incentive, deferred compensation or any similar compensation plan for the Chief Executive Officer and any other executive,

•	approve or modify the authority delegated to the Chief Executive Officer,

•	decide to introduce any service outside Mexico, provided that we can offer voice services over the Internet in any way as authorized by our shareholders,

•	resolve waiver of non-competition obligations of shareholders,

•	subject to clause 6 paragraph VI and to the provisions set forth in clause 15 subsection 28 of our by-laws, decide to acquire a competing business or strategic service and set the purchase price,

•	modify our financial policy,

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

Certain AT&T rights or obligations included in the amended by-laws and in the amended joint venture, are contingent to, and therefore shall be null and void and shall not be enforceable if AT&T no longer has the right to designate at least one member of the board of directors or executive committee of Telmex or America Movil and neither AT&T nor any of AT&T’s Affiliates are (at the time of the determination) seeking, or planning to seek, new customers for the same telecommunications services jointly with Telmex within the Territory that are directly substitutable for those services that we provide.

C. Material contracts

After November 18, 2005, following the AT&T Acquisition, we and our shareholders amended our Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) to modify our corporate governance and certain other provisions. We also amended the Amended and Restated Service Mark License Agreement between AT&T and us (the “Service Mark License Agreement”), the AT&T Global Network Cooperation Agreement between AT&T and us (the “AGN Agreement”) and our bylaws (the “Bylaws”).

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

Service Mark License Agreement

On November 30, 2005 we amended our Amended and Restated Service Mark License Agreement with AT&T to provide for our continued use of the AT&T brand for a period not to exceed 36 months from the consummation of the SBC-AT&T Merger which occurred on November 17, 2005. Pursuant to such amendments, we have to develop, acquire, license or position a new service brand for marketing our services. As a result, we have been developing the brand Alestra in different phases described below: During the 24 month period, ending on November 17, 2007 we used the brand Alestra in conjunction with the brand AT&T. Since November 17, 2007, as agreed with AT&T, we have been using the Alestra brand together with a tag line “Con AT&T conecta el hoy con el mañana” (“with AT&T connect today with the future”). As described above, we are permitted to use the AT&T brand name until November 17, 2008 and to use the phrase AT&T Global Services (AGN Services) for the purpose of providing AT&T Global Services within Mexico until June 2010, under the terms of the AGN Agreement.

AGN Agreement

The AGN Agreement has been extended to June 30, 2010. Under the amended AGN Agreement, if our Mexican shareholder, Onexa, transfers certain of its interest in us, AT&T’s obligations under the AGN Agreement will terminate.

Non-Compete Provision

AT&T has agreed that neither it nor its affiliates (other than jointly or in collaboration with America Móvil, Teléfonos de México, or their affiliates (together, “TAM”) may compete directly with us in Mexico in the offering of certain specified telecommunications services.

However, AT&T is no longer required to use its best efforts to promote the use of our services in Mexico.

Insulation from Certain AT&T Affiliates

Due to the interest AT&T holds in TAM and its affiliates, AT&T has agreed that, for so long as AT&T has the right to designate at least one member to the board of directors or the executive committee of TAM:

•

none of the individuals nominated to serve as AT&T’s representatives on our board of directors or steering committee shall have any direct or indirect responsibility for AT&T’s relationship with TAM or serve within twenty-four (24) months of serving on our board of directors on either the TAM board of directors or executive committee; and

•	none of the officers of AT&T Mexico nor any individuals serving on AT&T Mexico’s board of directors shall serve as directors or officers of any AT&T affiliate holding any interest in TAM.

In addition, AT&T must establish and enforce an information policy preventing the transfer of non-public information regarding us to TAM.

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

Certain Purchase and Financial Commitments

AT&T has also agreed that its affiliates will purchase certain telecommunication services from us that generate a cumulative margin after certain third party costs of no less than $164,600,000 (subject to adjustment in certain circumstances) during the period from January 1, 2006 to June 30, 2010, or else AT&T will pay the amount of deficiency. These financial commitments are guaranteed by AT&T should AT&T default in its obligations. Additionally, if AT&T fails to meet certain cumulative margin milestones by June 30, 2012, AT&T Mexico will transfer up to 15% of the total equity interests in us to Onexa and, in the event such transfer amounts to 10% or more of our total equity interests, the right to nominate one Series B director of Alestra.

D. Exchange controls

Capital controls

The Mexican government does not currently restrict the ability of Mexican or foreign persons or entities to convert Pesos into U.S. dollars or other currencies or remit dividends, interest or other payments to non-resident holders. The Bank of Mexico, except for the period from September 1 through December 20, 1982, has made foreign currency available to private sector companies. The foreign currency we need to service our foreign currency obligations, including our outstanding securities, has been available in the open market.

E. Taxation

Mexican taxation

General

The following is a summary of the principal consequences under Mexico’s Ley del Impuesto Sobre la Renta (the “Income Tax Law”), regulations thereto and rules thereunder as currently in effect, and under the Tax Treaty, of the purchase, ownership and disposition of the registered notes by a holder that is not a resident of Mexico for tax purposes and that will not hold notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “Non-Mexican Holder”). An individual is a resident of Mexico if such person has established his or her dwelling house in Mexico. When said person also has a house abroad, they shall be deemed a resident of Mexico if their vital center of interests is located in national territory. For these purposes, the vital center of interests is in Mexico when, among other cases, any of the following takes place: (i) more than 50% of the aggregate amount of revenues obtained by such person in the calendar year has a Mexican source of wealth, or (ii) such person’s principal center of professional activities is located in Mexico. A legal entity is a resident of Mexico if it is established under Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment of a foreign person will be regarded as a resident of Mexico, and such permanent establishment will be required to pay taxes in Mexico in accordance with applicable law, for income attributable to such permanent establishment.

Each Non-Mexican Holder should consult its own tax advisor as to the particular Mexican or other tax consequences to such Non-Mexican Holder of holding outstanding debt securities, including the applicability and effect of any state, local or foreign tax laws.

Interest and principal

Payments of interest (including original issue discount which is deemed interest under the Income Tax Law) with respect to our outstanding debt securities to a Non-Mexican Holder will generally be subject to a Mexican withholding tax assessed at a rate of 10.0% because the outstanding debt securities are registered in the Special Section of the Registro Nacional de Valores e Intermediarios (National Registry of Securities, or “RNV”). However, the withholding tax rate on such interest payments generally is 4.9% if, besides registering the outstanding debt securities as set forth above, the Non-Mexican Holder is the effective beneficiary of the interest payment and resides in a country that has entered into a treaty for avoidance of double taxation with Mexico which is in effect, and satisfies the conditions and requirements for obtaining benefits under such treaty. Non-Mexican Holders residing in the United States may qualify for the 4.9% rate under the Tax Treaty. Other Non-Mexican Holders should consult their tax advisors regarding whether they reside in a country that has entered into a treaty for avoidance of double taxation with Mexico which is effective, and, if so, the conditions and requirements for obtaining benefits under that treaty. However, if the beneficial owner, either directly or indirectly, individually or jointly with related parties, of more than 5% of the interest derived from the related securities, is any of the following

•

a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of voting shares of the issuer; or • a legal entity 20% of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer, then, the withholding tax rate will be 28%.

Notwithstanding the foregoing, under Rule 3.23.8. published in the Diario Oficial de la Federación (the Official Register of the Federation) on May 30, 2005 which is subject to amendment or repeal but is expected to remain in effect until March 30, 2008 (the “Reduced Rate Rule”), payments of interest made where:

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

Under the Income Tax Law, payments of interest we make with respect to the outstanding debt securities to non-Mexican pension or retirement funds are exempt from Mexican withholding taxes, provided that the fund:

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

Most of our indebtedness bears fixed rates of interest, including our Senior Notes 2010 and our vendor and capital lease financing. However, our bank facility interest payments are based on the floating three-month London Interbank Offered Rate (“LIBOR”).As of December 31, 2007, principal amount outstanding under this facility was Ps. 376.1 million.

The potential loss from a hypothetical, instantaneous and unfavorable increase of 500 basis points in the three-month London Interbank Offered Rate would have resulted in additional interest expense of approximately Ps. 4.9 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness.

Foreign Exchange Risk

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses are exposed to foreign currency fluctuations, our financial instruments are more highly impacted. As of December 31, 2007, the amount of senior notes and notes payable denominated in U.S. dollars was Ps. 2,974.3 million.

Depreciation of the Peso against the U.S. dollar resulted in increases to our dollar-denominated revenues and expenses as reported in Peso. Conversely, appreciation in the value of the Peso against the U.S. dollar resulted in decreases to U.S. dollar denominated revenues and expenses as reported in Pesos.

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

From time to time, we assess our exposure and consider opportunities to manage this risk, through, for example, the use of hedging instruments. These instruments are used to minimize the exchange rate risk of the Mexican Peso-

U.S. dollar. On March 15, 2007 and October 12, 2007 we entered into a currency hedge to minimize the effect of fluctuations in the U.S. dollar/Mexican Peso exchange rate. The hedge will be effective from January 2008 through December 2008.

The potential loss in value of financial instruments held at December 31, 2007 which total Ps. 2, 974.3 million that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the Peso-dollar exchange rate would have been approximately Ps. 297.4 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps. 16.3 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness.

Item 12.	Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable

Item 15.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The conclusions of our Chief Executive Officer and Chief Financial Officer about the effectiveness of our disclosure controls and procedures (as such term is defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, based on their evaluation of these controls and procedures as of December 31, 2007, are as follows:

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within required timeframes. Our disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on their assessments of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007. The assessment was based on criteria established in the framework Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved.

Item 16. A.	Audit Committee Financial Expert

At this time, we do not have an audit committee. Our board of directors has determined that it does not have a financial expert meeting the requirements of Item 16A. We do not have a financial expert in our board of directors because we are a privately owned company and Mexican law does not require us to have a financial expert on our board of directors. See Item 3, “Key Information – D. Risk Factors – Factor relating to the Mexican regulatory environment”.

Item 16. B.	Code of Ethics

We have adopted a code of ethics, as defined in the Sarbanes-Oxley Act, applicable to our employees, principal executive officer, principal financial officer, and principal accounting officer. Our code of ethics is available for consultation at our web site at www.alestra.com.mx.

Item 16. C.	Principal Account Fees and Services

The aggregate fees billed by PricewaterhouseCoopers, S.C. (“PWC”), Alestra’s independent auditor, for professional services in 2006 and 2007 were as follows:

	(in million of pesos),
	2006	2007
	(in millions of constant pesos)
Audit Fees (1)	5.5	5.4
Audit Related Fees (2)	1.2	0.4
Tax Fees (3)	0.0	0.0

Total	6.7	5.8

(1)	Audit fees include fees associated with the annual audit of Alestra’s consolidated financial statements and reviews of Alestra’s quarterly reports for statutory purposes. Audit fees also include fees associated with various audit requirements of Alestra and for reviews of registration statements.
(2)	Audit-related fees include amounts paid to PricewaterhouseCoopers S.C. for the audit of Cofetel reports, statutory social security and housing report, transfer pricing and other statutory reports.
(3)	Tax fees include fees principally incurred for assistance with compliance matters.

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

4.8 Concession for the Use of Radioelectric Frequencies to provide point-to-point microwave telecommunication services (15-PAP- 23) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

4.9 Concession for the Use of Radioelectric Frequencies to provide point-to-point microwave telecommunication services (31-PAP- 15) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 33-11084 on November 4, 1999).

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

4.15 Note Purchase Agreement dated July 26, 2006 by and among Alestra S. de R.L. de C.V. and Deutsche Bank AG, London Branch (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 333-11084 on March 30, 2006).

4.16 Security Agreement dated July 26, 2006 by and among Alestra S. de R.L. de C.V. and Deutsche Bank Trust Company Americas as collateral agent (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 333-11084 on March 30, 2006).

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

Date: March 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Alestra, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Alestra, S. de R. L. de C. V. and Subsidiary (the “Company”), as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alestra, S. de R. L. de C. V. and its subsidiary, as of December 31, 2007 and 2006, and the results of their operations, changes in stockholders’ equity and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such difference is presented in Note 18 to the consolidated financial statements.

PricewaterhouseCoopers S.C.

Monterrey, Nuevo León, México
March 31, 2008

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

SUBSIDIARIES OF ONEXA S.A. de C.V., which is a subsidiary of ALFA S.A. B. de C.V.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2006 AND 2007

(Expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2007)

	2006		2007
Assets
Current Assets:
Cash and cash equivalents	Ps	745,350	Ps	283,059
Restricted cash (Note 8)		160,525		166,016
Trade receivables, net (Note 3)		405,839		471,858
Due from affiliates and other related parties (Note 4)		119,039		104,723
Recoverable taxes		161		248
Other receivables		58,126		32,604
Derivative financial instruments		—		4,156
Prepaid expenses (Note 5)		40,475		26,153

Total current assets		1,529,515		1,088,817

Property and equipment, net (Note 6)		5,242,712		5,103,058
Deferred charges and other assets, net (Note 7)		467,700		337,119
Intangible asset derived from the actuarial computation of labor obligation (Note 2.1 and 10)		18,363		15,113

Total assets	Ps	7,258,290	Ps	6,544,107

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable to Telefonos de México, S.A.B. de C.V. and other carriers	Ps	198,112	Ps	108,856
Other suppliers		130,758		246,295
Senior notes (Note 9)		361,377		267,427
Bank loans, notes payable and capital leases (Note 8)		199,987		182,440
Due to affiliates and other related parties (Note 4)		257,916		43,870
Other accounts payable and accrued expenses		332,607		363,353

Total current liabilities		1,480,757		1,212,241

Long-term liabilities:
Senior notes (Note 9)		2,849,365		2,314,039
Bank loans, notes payable and capital leases (Note 8)		407,990		210,433
Deferred income tax (Nota 14)		—		85,630
Estimated liabilities for seniority premiums and pension plans (Note 10)		127,687		123,881

Total liabilities		4,865,799		3,946,224

STOCKHOLDERS’ EQUITY (Note 11):
Majority interest:
Contributed Stock		1,394,971		1,394,971
Retained earnings		997,522		1,202,913

Total majority interest		2,392,493		2,597,884
Total minority interest		(2)		(1)

Total stockholders’ equity		2,392,491		2,597,883

CONTINGENCIES AND COMMITMENTS (Note 12)		—		—

Total liabilities and stockholders’ equity	Ps	7,258,290	Ps	6,544,107

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2008 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2007)

	2005		2006		2007
REVENUES (Note 13)
Long distance services	Ps	2,327,632	Ps	2,189,357	Ps	2,414,649
Data, internet and local services		2,067,647		2,346,276		2,641,391

		4,395,279		4,535,633		5,056,040
OPERATING EXPENSES:
Cost of services (excluding depreciation – Note 13)
Long distance services		(1,139,418)		(1,120,439)		(1,459,930)
Data, internet and local services		(523,240)		(608,070)		(757,748)

		(1,662,658)		(1,728,509)		(2,217,678)
Administration, selling and other operating expenses		(1,525,765)		(1,536,129)		(1,513,334)
Depreciation and amortization		(1,016,038)		(1,084,016)		(870,137)

Operating income		190,818		186,979		454,891

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(488,063)		(428,973)		(314,231)
Interest income		34,663		52,094		30,243
Exchange gain (loss), net		206,324		(48,904)		(2,165)
Effect of derivative financial instruments						2,853
Gain from monetary position, net		130,860		133,287		103,780

		(116,216)		(292,496)		(179,520)

OTHER (EXPENSES) INCOME, NET		(19,229)		(15,245)		1,175

Gain (loss) before the following provisions for deferred income tax and asset tax		55,373		(120,762)		276,546
Asset tax (Note 14)		(3,352)		(2,888)		(2,880)
Deferred income tax (Note 14)		—		—		(85,630)

Net consolidated income (loss) (Note 11)		52,021		(123,650)		188,036

Minority interest		221		99		(1)

Net income (loss) of majority stockholders (Note 11)	Ps	52,242	Ps	(123,551)	Ps	188,035

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2008 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2007)

							Retained earnings
	Capital stock				Restatement of capital		Effect in equity from		Gain (loss) in restatement from holding non		Net income (loss) of the		Majority		Minority		Total Stockholders’
	Fixed		Variable		stock		labor obligations		monetary assets		year		Interest		Interest		Equity
Balance at December 31, 2004	Ps	300	Ps	1,181,046	Ps	213,625	Ps	(2,883)	Ps	383,554	Ps	976,795	Ps	2,752,437	Ps	3	Ps	2,752,440
Changes in 2005:
Net income												52,241		52,241		(221)		52,020
Additional minimum pension liabilities								(77)						(77)				(77)
Deficit restatement from holding non monetary assets										(258,268)				(258,268)		(375)		(258,643)

Comprehensive income								(77)		(258,268)		52,241		(206,104)		(596)		(206,700)

Balance at December 31, 2005		300		1,181,046		213,625		(2,960)		125,286		1,029,036		2,546,333		(593)		2,545,740
Changes in 2006:
Net loss												(123,551)		(123,551)		(99)		(123,650)
Additional minimum pension liabilities								(2,708)						(2,708)				(2,708)
Deficit restatement from holding non monetary assets										(27,581)				(27,581)		690		(26,891)

Comprehensive loss								(2,708)		(27,581)		(123,551)		(153,840)		591		(153,249)

Balance at December 31, 2006		300		1,181,046		213,625		(5,668)		97,705		905,485		2,392,493		(2)		2,392,491
Changes in 2007:
Net Income												188,035		188,035		1		188,036
Additional minimum pension liabilities								593						593				593
Gain restatement from holding non monetary assets										16,763				16,763				16,763

Comprehensive income								593		16,763		188,035		205,391		1		205,392

Balance at December 31, 2007	Ps	300	Ps	1,181,046	Ps	213,625	Ps	(5,075)	Ps	114,468	Ps	1,093,520	Ps	2,597,884	Ps	(1)	Ps	2,597,883

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2008 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(Expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2007)

	2005		2006		2007
OPERATING ACTIVITIES:
Net income (loss)	Ps	52,020	Ps	(123,650)	Ps	188,036
Adjustments to reconcile net income (loss) to resources provided by operating activities:
Cost of labor obligations		14,955		17,212		38
Amortization of capitalized expenses from issuance of senior notes		29,256		34,288		26,038
Deferred Income Tax		—		—		85,630
Depreciation and amortization		1,016,038		1,084,015		870,137

		1,112,269		1,011,865		1,169,879
Changes in working capital:
Trade receivables, net		20,638		(23,753)		(66,019)
Due from affiliates and other related parties		(87,544)		122,496		14,316
Recoverable taxes and other receivables		2,146		(4,923)		3,977
Derivative financial instruments						(2,853)
Prepaid expenses		(15,354)		(1,645)		14,322
Accounts payable to Teléfonos de México, S.A.B. de C.V. and other carriers		172,519		(112,722)		26,281
Due to affiliates and other related parties		27,881		(61,156)		(214,046)
Other accounts payable and expenses accrued		(110,631)		134,653		51,609

Resources provided by operating activities		1,121,924		1,064,815		997,466

INVESTING ACTIVITIES:
Purchase of property and equipment, net		(322,239)		(401,110)		(537,961)
Deferred charges, net and other assets		(14,589)		(101,719)		(71,924)
Restricted cash		(23,128)		(137,397)		(5,491)

Resources used in investing activities		(359,956)		(640,226)		(615,376)

FINANCING ACTIVITIES:
Payments of senior notes		(488,122)		(1,196,588)		(629,277)
Bank loans, notes payable and capital leases, net		12,495		523,657		(215,104)

Resources used in financing activities		(475,627)		(672,931)		(844,381)

Increase (decrease) in cash and cash equivalents		286,341		(248,342)		(462,291)
Cash and cash equivalents, beginning of period		707,351		993,692		745,350

Cash and cash equivalents, end of period	Ps	993,692	Ps	745,350	Ps	283,059

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2008 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

Subsidiaries of ONEXA S.A. de C.V., which is a subsidiary of ALFA S.A.B. de C.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2006 AND 2007

(Expressed in thousands of Mexican Pesos of purchasing power as of December 31, 2007)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (Onexa) (51%) and AT&T, Inc. (49%). Prior to July 31, 2006, Onexa was owned by Alfa, S. A. B. de C. V. (Alfa) (50.2%) and BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%). On July 31, 2006, Alfa announced that it had reached an agreement with BBVA-Bancomer to acquire 49.8% of the remaining equity interest in Onexa held by Bancomer. This acquisition increases Alfa’s participation in Onexa to 100%.

On October 18, 2007, Onexa´s shareholders made and agreement to merge with Alfa. Such merge is conditioned by Mexican Governmental approval and will be effective in March 31, 2008. From the effective date of the merge, Alfa will be the direct shareholder in Alestra.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted Alestra a renewable thirty-year concession to operate its business. Alestra did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual roll-out and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 198 cities as of December 31, 2007.

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

On November 17, 2005, SBC Communications Inc. (SBC) completed the acquisition of AT&T Corp. “acquisition of AT&T”, creating the “New AT&T”.

On November 30, 2005, as a result of the AT&T Acquisition, Alestra and its shareholders amended their Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”). This amendment modified corporate governance and certain other agreements. In addition, Alestra amended its Amended and Restated Service Mark License Agreement (the “Service Mark License Agreement”) and the AT&T Global Network Cooperation Agreement (the “AGN Agreement”) and its bylaws. These agreements are between the Company and the new AT&T. The terms of these amendments include the following.

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

•

The license agreement contains provisions allowing AT&T to terminate the license agreement at its sole discretion upon certain changes in Alestra´s ownership, or if Alestra fails to abide by certain quality control standards, or if Alestra misuses the AT&T brand and in certain other circumstances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were authorized for issuance on March 31, 2008, by the officers that sign these financial statements and related notes.

The accompanying consolidated financial statements have been prepared in conformity with Mexican Financial Reporting Standards (“NIF” or “Mexican FRS”), which includes applying the standards involving the recognition of the effects of inflation on the consolidated financial information. Consequently, the consolidated financial statements, including those of prior years presented for comparative purposes, are expressed in constant mexican pesos as of December 31, 2007, based on factors derived from the National Consumer Price Index (NCPI) published by the Bank of Mexico.

As of January 1, 2007, Alestra and its subsidiary adopted the standard NIF B-3, which mainly establishes a new structure for the statement of income. The standard eliminates the presentation of extraordinary and special items on the income statement, and modifies the general presentation and disclosure requirements of this statement. The adoption of this standard did not change management’s practice of grouping income and expenses by function, as this practice allows the user to understand the different levels of profit. As such, operating income is shown as a separate line item, as this item represents one factor for the analysis of the financial information that Alestra and its subsidiary have historically presented on a regular basis. The adoption in 2007 of this standard did not represent a significant change in the presentation and structure of the statement of income in comparison with that presented at December 31, 2006. Adoption only required reclassifying the employees’ profit sharing and a special item to other income, for Ps 18,315 and Ps 3,319, in December 31, 2006 and 2007, respectively.

In preparing its financial statements under Mexican FRS, Alestra and its subsidiary applied the following accounting policies:

a. Basis of presentation and disclosure

The consolidated financial statements are expressed in Mexican Pesos, denoted by the symbol “Ps”.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, of which Alestra holds 98.00% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican FRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Significant estimates and assumptions include certain international long distance services revenues and expenses (see Note 2-g), allowance for doubtful accounts (see Note 3) and deferred Income Tax provision (see Note 14).

b. Recognition of the effects of inflation

The consolidated financial statements recognize the effects of inflation in accordance with Statement B-10, “Recognition of the Effects of Inflation on Financial Information” (“Statement B-10”), and determined as follows:

•

The statements of income for the year ended December 31, 2007, were restated applying National Consumer Price Index (“NCPI”) factors from the periods in which the transactions occurred to the most recent year end.

•	The statements of changes in financial position present, in constant Mexican Pesos, the resources provided by or used in operating, financing and investing activities.

•	The financial statements of the Company for prior periods have been restated for comparative to December 31, 2007 purchasing power by applying the rates of inflation as follows:

Year	Inflation rate for the period
2005	3.33%
2006	4.05%
2007	3.76%

The methodology for the restatement of the financial statements for the effects of Statement B-10 is as follows:

•	Restatement of non-monetary assets:

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

The application of these standards to the Telephone network and equipment of non-Mexican origin resulted in a reduction and an increase of Ps27,581 and Ps16,763 in the restated net book value of non-Mexican origin this equipment as of December 31, 2006 and 2007, respectively, which was recorded as part of the gain (loss) from holding non monetary assets in the statement of changes in stockholders’ equity.

Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. Installation cost is capitalized and amortized during the estimated useful life of the line contracted by the client which is estimated to be 3 years.

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

Property, machinery and equipment are subject to the recognition of impairment, as well as to its reversal, when required. As of December 31, 2006 and 2007, these assets show no signs of impairment.

NIF D-6 “Capitalization of the Comprehensive Financing Result” became effective as from January 1, 2007. This standard requires that the interest cost, the exchange effect, the result from monetary position and other costs associated to financing invested in fixed assets whose acquisition require a substantial period, are capitalized as part of the acquisition cost or investment of these assets. The Company already followed the option to capitalize the Comprehensive Financing Result of liabilities contracted for constructions in progress, as part of these assets until the start of their operations. At December 31, 2007 and 2006 there was no capitalization of the Comprehensive Financing Result, see Note 6.

e. Deferred charges and other assets, net

Deferred charges are recorded at acquisition cost and restated using inflation factors derived from the NCPI.

Pre-operating expenses consist of the incorporation and operating costs incurred from October 13, 1995 (inception date) through roll-out completion, including wages, salaries and benefits, advertising and promotional expenses and professional fees. The Company ceased capitalizing such costs as long distance service was introduced in each of the initial 60 cities. Amortization is calculated using the straight-line method over a term of ten years, which concluded in June 2007.

Leasehold improvements are amortized over the estimated useful lives of the improvements or the termination of the lease contract, whichever is shorter.

Internal use software costs are amortized over three to five years.

Deferred charges are subject to recognition of impairment, as well as to its reversal, when so required. At December 31, 2006 and 2007, these assets show no signs of impairment.

f. Comprehensive financial result

The comprehensive financial result is determined by grouping in the statement of income; the financial income and expense, exchange differences and gain or loss from monetary position.

The gain or loss from monetary position represents the effect of inflation, measured in terms of the NCPI, on the net monthly monetary assets and liabilities of the year.

g. Concessions

As previously mentioned in Note 1, on December 6, 1995, the Ministry of Communications awarded the Company, at no cost, a concession to install and operate a public telecommunications network for a 30-year period. That concession was subsequently amended in 2000, and currently permits the Company to render basic telephone services with national coverage, long-distance services, data transfer services, and other value-added services.

In accordance with Bulletin C-8 “Intangible Assets” of NIF, this concession was not accounted for financial reporting purposes and it is only disclosed through one note to these financial statements.

h. Revenue recognition

Income from outgoing and incoming local and international long distance services are recorded based on the traffic minutes processed by the Company and those processed by a third party, respectively.

Cofetel regulations authorize each long-distance service provider to freely negotiate market prices.

Revenues from international long distance services are based on the revenues obtained under bilateral agreements between the Company and the foreign long-distance service providers. The bilateral agreements determine both the fees to be paid by the Company to foreign long-distance service providers for the use of their telephone networks in long-distance interconnections billed in Mexico and for the fees to be received from foreign providers of services to the Company for the use of the telephone network of the foreign provider for the interconnection of calls billed outside of Mexico. Tariffs subject to these agreements are negotiated on an annual basis with each foreign provider and are reported to Cofetel.

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

k. Income tax and flat rate business tax (Note 14)

Income tax is recorded under the comprehensive asset –liability method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities and their respective tax bases. The valuation allowance is determined based on the financial projections of the Company, which define the probability of some or all deferred tax assets may not be realizable in the future.

On October 1, 2007, the Mexican government enacted the new Flat Rate Business Tax (“Impuesto Empresarial Tasa Unica” or “IETU” for its name in Spanish). This law is effective as of January 1, 2008. The law introduces a flat tax, which replaces Mexico’s asset tax and will apply along with Mexico’s regular income tax. In general Mexican companies are subject to paying the greater of the flat tax or the income tax. The flat tax is calculated by applying a 16.5% tax rate in 2008, a 17% tax rate in 2009, and 17.5% in 2010 and the following years. Although the flat tax is defined as a minimum tax, it has a wider taxable base as many of the tax deductions allowed for income tax purposes are not allowed for the flat tax.

In accordance with the interpretation published by the Mexican Board of Research and Development of Financial Reporting Standards (CINIF) last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, the Company has determined that will continue paying regular income tax in the future. As a result, the Company’s management has not recorded any deferred IETU taxes at December 31, 2007.

l. Employees’ statutory profit sharing

Deferred employees’ profit sharing is recorded only for those timing differences between net income and taxable income for employees’ profit sharing purposes, which may result in a future liability or benefit, and is shown in the statement of income within the other income and expense caption as mentioned at the beginning of this Note.

Employees’ profit sharing is determined at a 10% rate over the taxable profit in accordance with the Income Tax Law.

Employees’ profit sharing charged to income was of Ps0,Ps3,319 and Ps2,667 for the years ended, December 31, 2005, 2006 and 2007, respectively.

m. Risk concentrations

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

Approximately, 72.5%, 69,9% and 71.6% of the Company’s revenue related to international long distance services for the years ended December 31, 2005, 2006 and 2007, respectively, were generated from telephone traffic exchanged between AT&T (a related party) and the Company.

In order to service its customers, the Company must interconnect with and use the telephone network of Telefonos de Mexico, S. A. B. de C. V. (“Telmex”), the major provider of local telephone services covering all of Mexico. The interconnection and other surcharge rates the Company must pay Telmex are filed with Cofetel. For the years ended December 31, 2005, 2006 and 2007, interconnection costs amounted to Ps752,729, Ps747,958 and Ps1,098,144 respectively.

n. Pension and seniority premiums (Note 10)

Pension plans (retirement and seniority premiums) that Servicios Alestra has established for its personnel, as well as remunerations upon termination of labor for causes other than restructuring, are recognized as costs of the years in which the employees rendered their corresponding services, in accordance with actuarial studies prepared by independent experts.

o. Comprehensive income (loss)

Comprehensive income (loss) is represented by the net income (loss) plus the gain or loss from holding non-monetary assets, effect in equity from labor obligations, change in fair value on cash flow hedges and items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of NCPI factors

p. Derivative financial instruments

Investments in derivative financial instruments are used to hedge the risk against adverse movements in exchange rates.

Financial instruments are recognized as assets and liabilities at fair value. The estimated fair value is based on market or dealer quotations. Changes in fair values of instruments classified as economic hedges are charged to income.

q. New Financial Reporting Standards:

During the last quarter of 2007, the Mexican Financial Reporting Standards Board (CINIF, due to its name in Spanish) issued certain Financial Reporting Standards and certain Interpretations to the Financial Reporting Standards (INIF, due to its name in Spanish), which became effective on January 1st, 2008. It is estimated that these NIF and INIF will not have a significant effect in the Company’s financial information.

NIF B-2 “Cash flows statement”. This NIF provides the provisions for the presentation, structure and preparation of the cash flows statement, as well as for the disclosures complementing this basic financial statement. The NIF B-2 supersedes the Statement B-12, “Statement of changes in the financial position”, and also requires companies show gross amounts of collections and payments. In very specific cases, the standard allows companies to show net cash flows movements. It is also requires companies to show how the cash balance is obtained.

NIF B-10 “Inflation effects”. This NIF provides the provisions for the recognition of the inflation effects under an inflationary environment in the country. This NIF incorporates, among other, the following changes: i) the option to choose the use of the National Consumer Price Index or the value of the Investments Units (“UDIS”, a Mexican index based on inflation), ii) eliminates the use of the method of valuation for foreign origin assets, iii) the initial accumulated gain or loss from withholding of non monetary assets and the initial accumulated gain or loss from monetary position, be reclassified to the retained earnings or maintained in the equity such affects derived from items which have not been charged or credited to the income statement.

NIF B-15 “Translation of foreign currency”. This NIF supersedes current Statement B-15 and establishes the procedures to translate financial information from a foreign operation such as: i) from the posted currency to the functional currency; and ii) from the functional currency to the posted currency. It also allows an entity to express its financial statements in a currency different from its functional currency.

NIF D-3 “Employee benefits” – This NIF supersedes current Standard D-3. The most important changes to this statement include the reduction of the amortization period of unrecognized prior items to a maximum of five years , the inclusion of the effects of salary growth in the calculation of the Defined Benefits Obligation (formerly known as the Projected Benefits Obligation), the elimination of the accounting treatment for the additional pension liability and its corresponding intangible asset and separate equity component.

NIF D-4 “Income tax”. This NIF requires the recognition of the asset tax as a tax credit and therefore, as a deferred income tax asset. The standard requires the reclassification to retained earnings of the initial transition adjustment recorded in equity, unless the timing difference which gave rise to this adjustment has not been realized.

INIF 6 “Option to choose the form of hedges”. This INIF indicates that a derivative financial instrument may be considered as such as of the date of its acquisition or as of a subsequent date, only if it fulfills with the new requirements established in paragraph 51a) of Statement C-10.

INIF 7 “Accounting treatment of the comprehensive income or loss derived from a cash flows hedge over a projected transaction of purchasing a non financial asset”. This INIF amends the following paragraphs of the Statement C-10:

Paragraph 105, to clarify that the effects of a hedge recorded in the comprehensive gain or loss derived from transactions of purchasing a non financial asset can be capitalized in the cost of the non financial asset, whose price is fixed by the hedge.

Paragraph 106, to indicate that in the case of all cash flows hedges, the amounts recorded in the equity as a part of the comprehensive gain or loss of the year, must be reclassified to the income statement in the same period or periods in which the hedge contract is signed or the projected transaction is affected, except for the cases indicated in paragraph 105.

IFRIC 12—Service concession arrangements

The interpretation serves to clarify the treatment of arrangements whereby a government or other body grants contracts for the supply of public services to private operators. The objective of this IFRIC is to clarify aspects of accounting for service concession arrangements.

Management is currently evaluating the supplemental application of this standard.

3. TRADE RECEIVABLES, NET

As of December 31, 2006 and 2007, trade receivables, net consist of the following:

	2006		2007
Trade receivables	Ps	481,529	Ps	527,557
Less: allowance for doubtful accounts		(75,690)		(55,699)

	Ps	405,839	Ps	471,858

For the years ended December 31, 2005, 2006 and 2007, the allowance for doubtful accounts is analyzed as follows:

	2005		2006		2007
Balance at beginning of year	Ps	(73,181)	Ps	(111,315)	Ps	(75,690)
Charge to income to increase the allowance for doubtful accounts		(22,484)		(33,562)		(31,304)
Write off of accounts applied to the allowance		—		65,243		48,703
Recovery of written off accounts		(18,009)		(392)		(151)
Restatement effect in constant pesos of the balance at beginning of year		2,359		4,336		2,743

Balance at end of year	Ps	(111,315)	Ps	(75,690)	Ps	(55,699)

The Company determines the level of reserve for doubtful accounts based on an analysis of trade accounts receivable that could become uncollectible. This method groups the balances by days due by gradually applying a percentage of the reserve to each group, until reserving the total consumer trade accounts receivable due for more than 241 days and the total commercial trade accounts receivable due for more than 271 days.

4. AFFILIATES AND OTHER RELATED PARTIES

As of December 31, 2006 and 2007, balances due from and due to affiliates and others related parties were as follows:

	2006		2007
Due from:
AT&T and affiliates	Ps	90,226	Ps	78,300
Alfa and affiliates		28,813		26,423

	Ps	119,039	Ps	104,723

Due to:
AT&T and affiliates	Ps	120,421	Ps	38,318
Alfa and affiliates		137,495		4,344
Gentium		—		1,208

	Ps	257,916	Ps	43,870

During 2005, 2006 and 2007, the main transactions carried out with affiliates and other related parties were as follows:

	2005		2006		2007
International long distance settlement revenue (a)	Ps	922,525	Ps	761,518	Ps	826,496
International long distance settlement cost (a)		285,296		263,987		227,502
Administrative services received (b)		64,066		49,979		69,266
Internet services costs (c)		58,280		32,617		42,350
Interest income (d)		4,001		1,744
Trade and service marks license fee (e)		34,692
Technical services expenses (f)		524		61
Rent expense (g)		258

(a)

These amounts represent mainly the income and expenses derived from the liquidation of international traffic between AT&T and Alestra, as well as the income from data services and local service with other affiliates. The international settlement rates used are in accordance with Note 2-g.

(b)	The Company has entered into several administrative service agreements with Alfa and AT&T.
(c)	This amount corresponds to the cost of services received from affiliate of AT&T regarding the payment of Internet Dial UP Services.
(d)	This amount corresponds to investment interest and loans with affiliated companies.
(e)

The Company entered into a trade and service mark license agreement with AT&T, which allows the Company to use certain trade and service marks of AT&T in exchange for a minimum payment of Ps32,599 (US $3.0 million). Under the Amended and Restated Service Mark License Agreement commented in Note 1, AT&T has agreed to waive any royalty fee payments under the license agreement during such period, including the 2006 royalty payment if Alestra invests the funds in marketing and developing its own brand during the Initial Transition Period and Extended Transition Period.

(f)

AT&T has agreed to provide certain technical services and software maintenance on an as needed basis. Such technical services have included assistance in telephone network design and engineering, billing software redesign and improvements and customer care, billing, planning and implementation of new services.

(g)

This amount corresponds to expenses for office leasing agreement held by and between Servicios Alestra and BBVA Bancomer. As of July 31, 2006, due to the transaction mentioned in Note 1, BBVA Bancomer is no longer a related party.

Remunerations and benefits received by the main officials of the Company amounted to Ps35,186, amount comprised of the basic salary and benefits established by law and complemented by a variable compensation program governed basically based on Alestra’s income and the market value of its shares. There is no agreement or program to involve employees in the capital of Alestra.

Alestra and its subsidiary declare that it has no significant operations with related parties or conflicts of interest to disclose.

5. PREPAID EXPENSES

Prepaid expenses as of December 31, 2006 and 2007, consist primarily of prepaid expenses for systems maintenance, insurance, bonds and advertising time.

6. PROPERTY AND EQUIPMENT, NET

As of December 31, 2006 and 2007, property and equipment net, consists of the following:

	2006		2007
Buildings	Ps	120,746	Ps	119,006
Furniture, fixtures and other		243,922		242,390
Hardware equipment		354,638		358,760
Transportation equipment		23,657		24,663
Telephone network		7,860,988		8,605,541
Billing and customer care software		523,086		524,141

		9,127,037		9,874,501

Less: accumulated depreciation and amortization		(4,464,335)		(5,146,328)

		4,662,702		4,728,173

Land		164,662		165,194
Constructions in progress		415,348		209,691

Total	Ps	5,242,712	Ps	5,103,058

Amortization of billing and customer care software charged to income was Ps75,699, Ps76,110 and Ps69,435 for the years ended December 31, 2005, 2006 and 2007, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above was Ps628,171, Ps713,132 and Ps626,477 for the years ended December 31, 2005, 2006 and 2007, respectively.

During the year ended December 2006, the Company started and concluded a physical inventory count of its property and equipment, the result of which revealed that equipment amounting to Ps36,967 (US$3.8 million) net, should be adjusted due to its physical condition. Consequently, the Company wrote-off this equipment and charged the aforementioned amount to income (included in depreciation and amortization line) for the year. Additionally, the Company performed a review and reduced the useful lives of certain depreciable assets that were substituted during the year; the impact in the income statement was not significant.

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

At December 31, 2006 and 2007 the cost of property and equipment corresponding to the capitalized comprehensive financing result in previous years is fully amortized. At December 31, 2006 and 2007, constructions in progress consist primarily of infrastructure investments to connect clients to Alestra’s network, for which there are no loans to finance these projects.

As of December 31, 2006 and 2007, property and equipment include assets acquired under capital leases amounting to Ps225,309. (See note 8).

7. DEFERRED CHARGES AND OTHER ASSETS, NET

As of December 31, 2006 and 2007, deferred charges and other assets consist of the following:

	2006		2007
Pre-operating expenses (a)	Ps	2,383,020	Ps	2,383,020
Capitalized expenses derived from issuance of senior notes (b)		158,161		158,161
Frequency bands (c)		174,370		174,370
Leasehold improvements (d)		148,707		159,804
Software (e)		612,751		654,004
Acquisition of AOL’s portfolio (f)		24,465		24,465

		3,501,474		3,553,824

Less: accumulated amortization		(3,033,774)		(3,216,705)

Total	Ps	467,700	Ps	337,119

Amortization charged to income was of Ps341,421, Ps329,062 and Ps202,506 for the years ended, December 31, 2005, 2006 and 2007, respectively.

a. 2006 and 2007 pre-operating expenses consist of the following:

	2006		2007
Wages, salaries and benefits	Ps	1,163,287	Ps	1,163,287
Advertising and promotion		691,274		691,274
Professional fees		101,487		101,487
Other		426,972		426,972

		2,383,020		2,383,020

Less accumulated amortization		(2,318,181)		(2,383,020)

	Ps	64,839	Ps	—

b. Debt issuance costs consists of the following:

	2006		2007
Fees and expenses to agents:
New Senior Notes (1) (See Note 9.A.)	Ps	158,161	Ps	158,161
Less: accumulated amortization		(73,954)		(93,890)

Total capitalized expenses	Ps	84,207	Ps	64,271

(1)	Fees and expenses incurred for the issuance of the New Senior Notes, will be amortized over the term of the New Senior Notes.

Amortization charged to income for the years ended December 31,2005, 2006 and 2007 amounted to Ps29,256, Ps34,288 and Ps26,038 respectively.

c. Frequency bands

In 1997, the Company obtained two national point-to-point wireless telecommunications concessions and three point-to-multipoint wireless concessions covering Mexico City, Monterrey and Guadalajara. The concessions are for 20 years beginning in 1998. The licenses are amortized on a straight-line basis over the license period. Frequency band amortization expense for the years ended December 31, 2005, 2006 and 2007 amounted to Ps8,515.

d. Leasehold improvements

Leasehold improvements on leased facilities are amortized on a straightline basis over the lesser of the useful life of the improvement or the term of the lease. Amortization expense for the years ended December 31, 2005, 2006 and 2007 amounted to Ps60,647, Ps10,388 and Ps8,030 respectively.

e. Software

Software costs consist of purchased software license for internal use. Which is amortized in a period of 36 months, software license amortization expense for the years ended December 31, 2005, 2006 and 2007, amounted to Ps30,792, Ps25,384 and Ps30,335 , respectively.

	2006		2007
Software	Ps	612,751	Ps	654,004
Less accumulated amortization		(443,633)		(473,968)

Total software	Ps	169,118	Ps	180,036

f. Purchase of AOL portfolio

At February 28, 2006, Alestra signed an agreement to acquire the monthly subscriber list of AOL, S. de R. L. de C. V. in exchange for a payment of Ps24,465. This amount was amortized in a period of 18 months, which is an estimated average term that acquired subscribers remain as clients of the Company. The amortization charged to income for the years ended December 31, 2006 and 2007 amounted to Ps13,523 and Ps10,942, respectively.

8. BANK LOANS, NOTES PAYABLE, CAPITAL LEASES AND RESTRICTED CASH

As of December 31, 2006 and 2007, bank loans, notes payable and capital leases consist of the following:

	2006		2007
Bank loan obtained from Deutsche Bank for an amount of US$50 million at an annual rate plus Libor of 1.65 points due in 2010 (1)	Ps	564,216	Ps	376,138

Notes payable to Hewlett Packard de México, S. A. de C. V. of US$19.2 million at a 6.90% annual interest rate for the supply of equipment for telecommunications projects with a maturity date in 2007. At December 31, 2006, the amount payable was US$238 thousand (2).		2,681		—

Capital lease contracts with The Capita Corporation de México, S. A. de C. V., for US$7.0 and US$2.8 million respectively for telecommunications equipment. At December 31, 2006 and 2007 the amounts due were US$1.4 million and US$395 thousand (3)		15,951		4,535

Capital lease contract with CSI Leasing México, S. de R. L. of US$3.3 million for telecommunications equipment. At December 31, 2006 and 2007 the amounts due were US$2.2 million and US$ 1.1 million respectively. (4)		25,129		12,200

		607,977		392,873
Current portion of notes payable and capital leases		(199,987)		(182,440)

Long term debt	Ps	407,990	Ps	210,433

(1)	The current loan agreement includes restrictions and commitments for Alestra, such as restricted cash amounting to US$14.2 million (equal to Ps160,525) and US$13.7 million (equal to Ps166,016) for the years ended December 31, 2006 and 2007, respectively, equal to the maturities of the next three amortizations of capital and interest during 2007 and 2008, respectively. This loan is payable through 12 equal quarterly payments of US$3.8 million from February 2007, to February 2010.
(2)	On March 22, 2004 the remaining balance of the notes payable to Hewlett Packard de México, S. A. de C. V. was restructured to lower the interest rate from 10.08% to 6.9% and to extend the maturity date from January 30, 2005, to January 30, 2007.
(3)	The long term capital lease contract entered into to acquire telecommunications equipment which is denominated in US dollars amounted to Ps4,535 (US$417 thousand) as of December 31, 2007 and bears interest at a 8.82%. This capital lease is payable in 36 equal monthly payments, maturing in May 2008.

(4)	The long term capital lease contract entered into to acquire telecommunications and computer equipment which is denominated in US dollars amounted to Ps24,199 (US$2,227) Ps12,200 (US$1,123) as of December 31, 2006 and 2007 and bears interest at a 7.9%. This capital lease is payable in 36 equal monthly payments of Ps1,001 (US$92) each, maturing in April 2009.

9. SENIOR NOTES

At December 31, 2006 and 2007, the senior notes consist of the following:

	2006		2007
A) New Senior Notes	Ps	3,210,742	Ps	2,581,466
Current portion of Senior Notes		(361,377)		(267,427)

Long-term Senior Notes	Ps	2,849,365	Ps	2,314,039

A) New Senior Notes

During November 2003, the Company successfully ended the restructuring process of Old Senior Notes. As a result of the restructuring of this debt, the Company extinguished, through debt and cash exchange offers, US$232.9 million and US$254.2 million of the debt bearing interest at rates of 12.125% and 12.625%, respectively, representing 85.5% of total Old Senior Notes. As a consequence of the aforementioned, the Company issued Ps4,008,509 (US$304 million) New Senior Notes (Restructured Senior Notes) in exchange for Ps3,765,488 (US$287 million) of Old Senior Notes and paid Ps1,443,219 (US$110 million) as part of the cash offer to extinguish Ps2,624,033 (US$200 million) of Old Senior Notes. Additionally, the Company paid Ps197,439,422 (US$16,401,848) corresponding to interests to holders of the Old Senior Notes, representing 14.5%, which did not accept the terms of debt restructuring of the Company.

In a Meeting held on October 26, 2006 the stockholders agreed to authorize the Company’s management to make investments for cash surplus on its own senior notes with maturity in 2010, at current debt market prices.

At December 31, 2007, the nominal value of the bonds acquired by Alestra amounts to Ps162,323 (US$14.94 million) and the fair value is of Ps162,780 (US$14.98 million).

Bonds acquired at December 31, 2007 and 2006 are shown in the balance sheet net of the senior notes issued by the Company. Interest income from these notes amounting Ps12,344 as of December 31, 2007 is shown subtracted from the financial expense caption in the statement of income.

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

B) Old Senior Notes

The Old Senior Notes holders that did not accept the Company’s exchange offer continue to hold the Old Senior Notes in two tranches: seven-year notes maturing on May 15, 2006 with annual rate of 12.125% in an aggregate principal amount of Ps446,840 (US$37.1 million) and ten-year notes maturing on May 15, 2009 with annual rates of 12.625% in an aggregate principal amount of Ps527,066 (US$45.9 million).

In accordance with this program, the Company paid the total Old Senior Notes payable at 2006 on May 15, 2006, in an amount of Ps424,483 (US$37.1 million). Further, at August 30, 2006, the Company paid in advance the Old Senior Notes with maturity in 2009 for an amount of Ps529,295 (US$45.9 million). The funds to pay these notes in advance are a result of the bank loan obtained from Deutsche Bank. Considering the advance redemption of Old Senior Notes due in 2009, the Company paid a premium in the amount of Ps11,681 (US$0.97 million). Additionally, the Company wrote off debt issuance expenses that had been capitalized due to the issuance of these Senior Notes for the amount of Ps6,634. In summary, the effect of the advanced redemption of Old Senior Notes maturing in 2009 for the amount of Ps18,315 was accounted for in a special item included in the statement of income for the year ended December 31, 2006, which was reclassified to other expenses due to the adoption of the standards contained in NIF B-3.

10. ESTIMATED LIABILITIES FOR SENIORITY PREMIUMS AND PENSION PLANS

The Company maintains both formal and informal employee retirement plans. These plans cover all employees and are based primarily on years of service, present age, and remuneration at date of retirement.

During 2007, the Company created a new defined contribution retirement plan for employees. The Company makes monthly contributions to the plan on behalf of each participating employee. The 2007 contribution expense related to the plan equaled Ps18,020.

Pensions and seniority premiums

The components of net seniority premium and pension plan cost, using December 31 as a measurement date, consist of the following:

	2005		2006		2007
Services cost	Ps	9,159	Ps	9,858	Ps	6,553
Interest cost		4,091		4,945		4,672
Amortization of net transition obligation		625		625		625
Amortization of net (gain) loss		134		115		(609)

Net cost	Ps	14,009	Ps	15,543	Ps	11,241

Actuarial assumptions used in the calculation of benefit obligations, net seniority premium and pension plan costs as of December 31 are:

	2005	2006	2007
Weighted real discount rate	5.0%	5.0%	5.0%
Rates of increase in compensation levels	1.5%	1.5%	1.0%

The combined seniority premium and pension plan liability as of December 31 is as follows:

	2006		2007
Accumulated benefit obligation	Ps	91,258	Ps	82,748

Unfunded accumulated benefit obligation	Ps	91,258	Ps	82,748

Projected benefit obligation	Ps	111,695	Ps	85,319
Items to be amortized over the following 19 years:
Unamortized transition obligation		(11,329)		11,869
Unfunded actuarial gain, net		(349)		(2,130)

Unfunded accrued seniority premiums and pension cost		100,017		95,058
Additional liability		3,233

Estimated liability for seniority premiums and pension plans	Ps	103,250	Ps	95,058

Post-retirement benefits

Effective January 1, 2005, the Company adopted the amendments to Bulletin D-3 which established an obligation to recognize a reserve for post-retirement benefits and to include the supplemental payments as a part of the Company’s other post-retirement benefit obligation.

The components of post-retirement benefits expense consist of the following:

	2005		2006		2007
Service cost	Ps	3,558	Ps	3,773	Ps	3,603
Interest cost		1,088		1,119		1,052
Amortization of net transition obligation		2,071		2,070		1,759
Effect of reduction and extinguishment		5,245		3,214		10,045

Net cost	Ps	11,962	Ps	10,176	Ps	16,459

Actuarial assumptions used in the calculation of post retirement benefits obligations, as of December 31, are:

	2005	2006	2007
Weighted real discount rate	5.0%	5.0%	5.00%
Rates of increase in compensation levels	1.5%	1.5%	1.00%

The post-retirement benefits liability as of December 31, is as follows:

	2006		2007
Accumulated benefit obligation	Ps	24,435	Ps	28,659

Unfunded accumulated benefit obligation	Ps	24,435	Ps	28,659

Projected benefit obligation	Ps	26,047	Ps	29,415
Items to be amortized over the following 11 years:
Unamortized transition obligation		(18,130)		(15,113)
Unamortized actuarial gain		(4,277)		(5,666)

Unfunded accrued post-retirement benefits		3,640		8,636
Additional liability		20,797		20,187

Estimated liability for post-retirement benefits	Ps	24,437	Ps	28,823

11. STOCKHOLDERS’ EQUITY

The capital stock of Alestra is variable with a fixed minimum of Ps300 and an unlimited maximum. As of December 31, 2006 and 2007, the subscribed and paid-in capital stock at nominal value amounted to Ps1,181,346. It is represented by common, nominative social parts of no par value, and is divided as follows: (a) Series “A”, which represents 51% of the social parts, grants full ownership and voting rights, and is restricted to Mexican investors; (b) Series “B” which represents no more than 49% of the social parts, grants full ownership and voting rights, and has no ownership restrictions; and (c) Series “N”, which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with article 113 of the General Law of Mercantile Organizations, and may be acquired by Mexican and foreign investors in accordance with the applicable legal regulations.

The Company’s capital stock at December 31, 2005, 2006 and 2007, consists of the following:

Onexa, S. A. de C. V.				AT&T Telecom. México, Inc.
Series	Ownership (%)	Contribution		Series	Ownership (%)	Contribution		Total
“A”	17.85	Ps	210,870	“A”	—	Ps	—	Ps	210,870
“B”	—			“B”	17.15		202,601		202,601
“N”	33.15		391,616	“N”	31.85		376,259		767,875

Total	51.00	Ps	602,486	Total	49.00	Ps	578,860	Ps	1,181,346

At December 31, 2006 the restated figures of stockholders’ equity were as follows:

	Nominal Value		Restatement		Restated value
Capital stock:
Fixed	Ps	300	Ps	66	Ps	366
Variable		1,181,046		213,559		1,394,605

Total capital stock		1,181,346		213,625		1,394,971

Gain in restatement from holding non monetary assets		—		97,705		97,705
Effect on equity from labor obligations		(5,351)		(317)		(5,668)
Retained earnings		762,292		143,193		905,485

Total accumulated income		756,941		240,581		997,522

Majority interest		1,938,287		454,206		2,392,493
Minority interest		(2)		—		(2)

Total stockholders’ equity	Ps	1,938,285	Ps	454,206	Ps	2,392,491

At December 31, 2007 the restated figures of stockholders’ equity were as follows:

	Nominal Value		Restatement		Restated value
Capital stock:
Fixed	Ps	300	Ps	66	Ps	366
Variable		1,181,046		213,559		1,394,605

Total capital stock		1,181,346		213,625		1,394,971

Gain in restatement from holding non monetary assets		—		114,468		114,468
Effect on equity from labor obligations		(4,758)		(317)		(5,075)
Retained earnings		1,057,599		35,921		1,093,520

Total accumulated income		1,052,841		150,072		1,202,913

Majority interest		2,234,187		363,697		2,597,884
Minority interest		(2)		1		(1)

Total stockholders’ equity	Ps	2,234,185	Ps	363,698	Ps	2,597,883

Net income (loss) for the year is subject to the decisions taken at the General Stockholders’ Meeting, to the Company’s by-laws and to the General Law of Mercantile Organizations. In accordance with the General Law of Mercantile Organizations, the legal reserve must be increased annually by 5 % of annual net profits until it reaches 20 % of the fully paid capital stock amount.

The shareholder’s joint venture agreement provides that the shareholders, subject to their vote and to applicable provisions of the senior notes due 2010 (or any other indebtedness restricting ability to pay dividends), have agreed to declare annual distributions of fifty percent after tax net income, determined in accordance with Mexican FRS. Notwithstanding the foregoing, Alestra will declare distributions only (x) in an amount which does not exceed the lesser of (i) earnings on which Mexican taxes have been paid so that no additional Mexican tax is payable as a result of the distribution, and (ii) net cash flow, (y) after such time as all scheduled capital contributions have been made and (z) after all requirements of Mexican law for the declaration and payment thereof have been satisfied. As of today, Alestra has not declared any dividends.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the year in which the dividends are paid and in the two following years.

12. CONTINGENCIES AND COMMITMENTS

a. At December 31, 2007 the Company had commitments from agreements to lease office space under operating leases. The leases are subject to escalation factors based on the NCPI. At December 31, 2007, future minimum lease payments under non cancelable operating leases with terms in excess of one year are as follows:

2008	Ps	76,189
2009		98,162
2010		102,322
2011		106,657
2012 onwards		347,871

	Ps	731,201

Rental expense was Ps79,324, Ps81,804 and Ps82,866 for the years ended December 31, 2005, 2006 and 2007, respectively.

b. As of December 31, 2006 and 2007, the Company obtained performance bonds for Ps75,796 and Ps5,691 respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c. As of December 31, 2006 and 2007 the Company had outstanding commitments to acquire equipment and other capital expenditures related to the construction of its telecommunications network of US$13.6 million (Ps153,858) and US$12.6 million (Ps137,340) respectively.

d. In August 2006 ABA SEGUROS and 7 ELEVEN filed a claim against Servicios Alestra in an amount of Ps 50,000 corresponding to the fire originated in the building leased by Servicios Alestra to Casa Chapa (subrogation of rights). Alestra filed a response with the support of ACE Seguros (insurance company of Servicios Alestra), requesting that ACE Seguros be named in the claim, since ACE Seguros is who should pay in case of an unfavorable sentence toward the Company. In February 2007, ABA SEGUROS / 7 ELEVEN filed an appeal for review against the agreement to call ACE Seguros to trial as co-defendants. On November 20, 2007, the Second District Court for civil and labor purposes, issued a sentence to the writ of relief filed by the Company and ACE Seguros, granting Servicios Alestra’s request to include ACE Seguros as co-defendant in the trial. At December 7, 2007, ABA SEGUROS/7 ELEVEN filed an appeal for review against the aforementioned writ of relief. Management does not believe this claim would have any adverse effect; the Company has not recorded any amount thereof.

e. On July 16, 2006, Corporación Mexicana de Investigación en materials S.A. de C.V. (“COMIMSA”) ,(an entity of the Mexican public administration) made a public bid for it to receive domestic and international long distance services. The Company participated in the bid and on July 20, 2006, and were awarded these services by COMIMSA. On August 21, 2006 the Company notified COMIMSA that the Company were not capable of providing long distance services in two of the populations in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre subscription by Cofetel in accordance with the long distance service rules. As a result, the Company could not enter into the respective services agreement, which the Company were obliged to execute within the following 10 working days after the awarding of the bid. As a result, COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against the Company on October 3, 2006 to determine if the Company was subject to sanctions under the applicable law. SFP decided that the Company infringed on the applicable laws and imposed a sanction consisting in (i) our being prohibited to participate in bids or offer telecommunication services to the Mexican Federal administration for a period of three months and (ii) a fine of Ps. 75 thousand to be paid by the Company. Against such resolution the Company filed an amparo suit (a constitutional defense procedure under Mexican law) with the Sixth District Court in Mexico City, obtaining the suspension of the ruling on January 9, 2007. The Company’s main arguments were that they did not commit any fraudulent conduct and that there were not any damages and injuries against COMIMSA. On November 5, 2007, the Judge issued a resolution stating that SFP committed procedure mistakes in its resolution. On November 22, 2007, the Company filed an appeal against such ruling. It is difficult to predict the outcome of the appeal and even if the ruling were to be adverse to the Company, the procedure mistakes committed by SFP will oblige them to restore its resolution. However, if the final ruling is the Company, they will be prevented from participating in public bids to the Mexican Federal Administration for a period of 90 days. In the meantime, the suspension is granted and the Company is permitted to continue to participate in public bids with the federal government and the Company does not have to pay the penalty imposed.

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

	Long distance		Data, Internet and Local services		Total
Years ended
2005

Revenues	Ps	2,327,632	Ps	2,067,647	Ps	4,395,279
Costs of services (excluding depreciation)		(1,139,418)		(523,240)		(1,662,658)

Gross profit	Ps	1,188,214	Ps	1,544,407		2,732,621

Operating expenses						(2,541,803)

Operating income						190,818
Comprehensive financial result						(116,216)
Other expense, net						(19,229)

Income before provision for asset tax						55,373
Asset tax						(3,352)

Net income					Ps	52,021

2006

Revenues	Ps	2,189,357	Ps	2,346,276	Ps	4,535,633
Costs of services (excluding depreciation)		(1,120,439)		(608,070)		(1,728,509)

Gross profit	Ps	1,068,918	Ps	1,738,206		2,807,124

Operating expenses						(2,620,145)

Operating income						186,979
Comprehensive financial result						(292,496)
Other expense, net						(15,245)

Loss before provision for asset tax						(120,762)
Asset tax						(2,888)

Net loss					Ps	(123,650)

	Long distance		Data, Internet and Local services		Total
Years ended
2007

Revenues	Ps	2,414,649	Ps	2,641,391	Ps	5,056,040
Costs of services (excluding depreciation)		(1,459,930)		(757,748)		(2,217,678)

Gross profit	Ps	954,719	Ps	1,883,643		2,838,362

Operating expenses						(2,383,471)

Operating income						454,891
Comprehensive financial result						(179,520)
Other income, net						1,175

Income before provision for asset tax						276,546
Asset tax						(2,880)
Deferred income tax						(85,630)

Net Income					Ps	188,036

The Company does not have assets outside of Mexico. For the years ended December 2005, 2006 and 2007, the revenue from international long distance services of the Company generated by AT&T, represented 72.5%, 69.9% and 71.6%, respectively. (See Notes 2-k and 4).

14. INCOME TAX, ASSET TAX AND IETU

Alestra and its subsidiary are subject separately to the payment of income tax and assets tax, which are computed by each legal entity. Tax losses can be carried forward for up to ten years and offset against any profits that the Company may generate during the period in accordance with the Income Tax Law.

The Company consolidates for tax purposes with its holding company for Income Tax and Asset Tax purposes.

The following items represent the principal differences between income taxes computed at the statutory tax rate and the Company’s provision for income taxes for the years ended December 31, 2005, 2006 and 2007.

The reconciliation between the statutory and effective income tax rates is shown below:

	2005		2006		2007
Income (loss) before income tax and employees’ profit sharing	Ps	55,372	Ps	(120,762)	Ps	276,546
Income tax at statutory rate (30%, 29% and 28%, respectively)	Ps	(16,612)	Ps	35,021	Ps	(77,432)
Add (deduct) effect of income tax on:
Comprehensive financing cost differences		(919)		(16,018)		(17,288)
Effect of valuation of tax losses and other permanent items		17,531		(19,003)		9,090

Total provision of income tax charged to income		—		—	Ps	(85,630)

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31, 2006 and 2007, are as follows:

	2006		2007
Deferred tax asset:
Tax loss carryforwards	Ps	1,826,073	Ps	783,886
Allowance for doubtful accounts		281,663		307,743
Other assets, Costs and provisions		271,037		266,246

Subtotal		2,378,773		1,357,875
Valuation reserve of tax loss carryforwards		(1,630,083)		(680,136)

Total deferred tax assets		748,690		677,739

Deferred tax liabilities:
Property and equipment, net		734,860		756,047
Prepaid expenses		13,830		7,322

Total deferred tax liabilities		748,690		763,369

Deferred income tax	Ps	—	Ps	(85,630)

Based on the projections prepared by management relative to the tax results of the Company in subsequent years, the Company determined to be essentially subject to income tax rather than IETU.

The projections are considering: a) not exercising the option to apply the immediate deduction on investments as of 2009 and b) not amortizing the tax loss carryforwards in an amount of Ps 680,136 comprised from 2008 to 2010. Hence, a valuation reserve has been created for this amount. As a result, a deferred income tax provision has been included in the income statement for 2007.

Listed in the following table are the tax loss carryforwards, restated in conformity with the official inflation indexes, that could be amortized after eliminating those that will not be amortized due to the fiscal policy of the holding Company.

2010	Ps	268,338
2011		30,235
2012		15,497
2013		22,446
2014		23,221
2015		10,788

	Ps	370,525

In accordance with current tax law, Mexican companies must pay the higher of income tax or asset tax. Asset tax is determined on the average value of substantially all of the Company’s Mexican assets less certain liabilities. The asset tax showed in statement of income corresponds to Servicios Alestra.

15. FOREIGN CURRENCY POSITION

As of December 31, 2006 and 2007 monetary assets and liabilities, denominated in foreign currencies (U.S. dollars) were as follows:

	Thousands of U.S. dollars
	2006		2007
Assets	US$	55,732	US$	31,135
Short and long-term liabilities		(370,030)		(305,882)

Net short position	US$	(314,298)	US$	(274,747)

Non-monetary assets of foreign origin	US$	504,104	US$	514,014

Following is a consolidated summary of the main transactions in foreign currency:

	2005		2006		2007
Revenues	US$	134,290	US$	135,160	US$	164,684
Cost of services		(28,696)		(30,079)		(31,169)
Operating expenses		(26,159)		(21,863)		(28,181)
Interest expense		(38,498)		(33,805)		(27,057)
Interest income		2,213		3,403		2,884
Other income, net		2,158		2,220		383

Net gain	US$	45,308	US$	55,036	US$	81,544

The exchange rates at December 31, 2005, 2006 and 2007, were Ps10,7109, Ps10.8755 and Ps10.8662 per U.S. dollar, respectively, as published by Banco de México (the Mexico central bank).

At March 31, 2008, the date of issuance of the financial statements, the exchange rate was Ps10.6987 per U.S. dollar.

16. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies and accrued expenses and other payables, approximate fair value, due to the short term maturity of these instruments.

The estimated fair values of the senior notes at December 31, 2006 and 2007, are as follows:

	2006		2007
Carrying amount	Ps	3,210,743	Ps	2,728,850
Fair value		3,226,878		2,738,289

Difference	Ps	(16,135)	Ps	(9,439)

17. DERIVATIVE FINANCIAL INSTRUMENTS

The Company periodically enters into financial instrument contracts to hedge its exposure to changes in the exchange rate between the Mexican Peso and the US Dollar. These contracts are used to hedge the exposure related to interconnection fees, denominated in USD, paid to other carriers. The Company does not enter into derivatives contracts for speculative purposes.

On May 30, 2007, the Company entered into a foreign exchange forward contract for US$54 million with monthly expirations of US$6 million, with a final expiration date of December 28, 2007. This contract had a fixed purchase exchange rate of $10.82. The Company recorded a Ps1,821 gain in 2007 in the income statement related to this contract.

As of December 31, 2007, the Company maintained the following two economic hedges:

•

A foreign exchange forward contract for US$72,000 with monthly expiration dates in the amount of US$6 million with a final expiration date of December 25, 2008. This contract has a fixed purchase exchange rate of Ps10.82. This contract has been classified as an economic hedge. At December 31, 2007, this hedge has been adjusted to its fair value with the offsetting gain recorded in the comprehensive financial result on the income statement.

•

A cash flow foreign exchange economic hedge for US$72 million with monthly expiration dates in the amount of US$6 million with a final expiration date of December 30, 2008. This contract has a fixed purchase exchange rate of Ps10.79. This contract is accounted for as an economic hedge. At December 31, 2007, this instrument has been adjusted to its fair value with the offsetting gain recorded in the comprehensive financial result in the income statement.

•	The company recorded a gain of Ps 2,853 in the comprehensive financial result on the income statement related to the above two contracts.

18. DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. The Mexican FRS consolidated financial statements include the effects of inflation as provided for under Statement B-10 and its amendments (see note 2), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican FRS does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican FRS because the application of Statement B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican FRS and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Year ended December 31,
	2005		2006		2007
Reconciliation of net income (loss):
Net income (loss) as reported under Mexican FRS before minority interest	Ps	52,021	Ps	(123,650)	Ps	188,036

U.S. GAAP adjustments:
Difference in interest expense		285,191		290,914		243,480
Reversal of debt issuance costs, net of amortization		22,688		22,688		22,688
Fifth amendment effect on depreciation expense		(115,939)		(141,428)		(139,899)
Reversal of pre-operating expense amortization		247,950		247,950		64,839
Reversal of depreciation of capitalized comprehensive financing costs under Mexican FRS and depreciation of costs under U.S. GAAP		(8,655)
Deferred income tax						(82,121)
Severance payments		(22,444)		4,081		1,982

Total U.S. GAAP adjustments		408,791		424,205		110,969

Net income under U.S. GAAP before minority interest.	Ps	460,812	Ps	300,555	Ps	299,005

	2006		2007
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican FRS	Ps	2,392,491	Ps	2,597,883

U.S. GAAP adjustments:
Effect on total debt of extinguishment		(794,244)		(550,765)
Effect on debt issuance costs		(79,409)		(56,721)
Fifth amendment effect on property and equipment		343,679		186,543
Pre-operating expenses		(2,383,020)		(2,383,020)
Reversal of pre-operating expenses amortization		2,318,182		2,383,020
Deferred income tax				(82,121)
Impact of FAS 158 adoption				(2,992)
Severance payments		(18,363)		(16,500)
Minority interest under Mexican FRS		(2)

Total U.S. GAAP adjustments		(613,177)		(522,556)

Total stockholders’ equity under U.S. GAAP	Ps	1,779,314	Ps	2,075,327

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2006		2007
Balance at beginning of period	Ps	1,481,467	Ps	1,779,314
Net income for the year		300,555		299,005
Additional minimum pension liability		(2,708)
Impact of FAS 158 adoption(1)				(2,992)
Change in fair value on cash flow hedges, net

Balance at end of period	Ps	1,779,314	Ps	2,075,327

(1)	Amount not included in 2007 U.S. GAAP comprehensive financial income.

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps 5,026,512 and (ii) reduce the variable portion of the capital stock for Ps9,193,330 and Ps1,340,308 by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Onexa and 49% on AT&T Corp. These transactions did not represent a contribution or payment to the equity holders. .For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity under U.S. GAAP as of December 31, 2006 and 2007 is as follows:

	2006		2007
Capital stock	Ps	12,355,567	Ps	12,355,567
Accumulated losses		(10,576,253)		(10,280,240)

Total stockholders’ equity under U.S. GAAP	Ps	1,779,314	Ps	2,075,327

The following table presents summarized balance sheets and statements of income in constant Pesos, including all U.S. GAAP adjustments, as of December 31, 2006 and 2007 and for the three years then ended:

	2006		2007
Cash and cash equivalents	Ps	745,350	Ps	283,059
Trade receivables		405,839		471,858
Property and equipment, net		5,586,509		5,289,600
Other assets		859,542		755,681

Total assets	Ps	7,597,240	Ps	6,800,198

Senior notes	Ps	4,162,870	Ps	3,290,113
Bank loans and notes payable		607,977		392,873
Accounts payables		586,785		399,021
Deferred income tax				164,614
Other payables		460,294		478,250

Total liabilities		5,817,926		4,724,871

Contributed capital		12,355,567		12,355,567
(Accumulated losses) retained earnings		(10,576,253)		(10,280,240)

Total stockholders’ equity		1,779,314		2,075,327

	Ps	7,597,240	Ps	6,800,198

	2005		2006		2007
Net revenues	Ps	4,395,279	Ps	4,535,633	Ps	5,056,040
Cost of services (excluding depreciation presented separately below)		(1,662,659)		(1,728,509)		(2,217,678)
Administration, selling and other operating expenses		(1,548,209)		(1,535,367)		(1,514,019)
Depreciation and amortization		(892,682)		(977,493)		(945,196)

Operating income		291,729		294,264		379,147

Comprehensive financial result:
Interest income		34,664		52,094		30,243
Interest expense		(184,152)		(138,059)		(48,063)
Exchange gain (loss)		206,324		(48,904)		688
Gain from monetary position		130,860		133,287		103,780

		187,696		(1,582)		86,748
Loss on early extinguished of all Senior Notes				(18,317)
Debt issuance costs, net		3,968		22,688
Other (expense) income , net		(19,229)		6,391		3,841

Net income before deferred income tax and asset tax		464,164		303,444		469,636
Asset tax		(3,352)		(2,888)		(2,880)
Deferred income tax						(167,751)

Net income	Ps	460,812	Ps	300,556	Ps	299,005

Effects of the restructuring of the Old Senior Notes

As mentioned in Note 9, under Mexican FRS, the effects of the restructuring are recorded as follows:

•	A gain of Ps 958,753 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps939,888 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•

Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps129,299 and the capitalization of Ps158,160 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

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

•

Debt issuance cost of Ps158,160 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps129,299 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

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

Pre-operating Expenses

Under Mexican FRS, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred. The amortization of pre-operating expenses has been concluded in 2007.

Capitalization of comprehensive financing result

Mexican FRS permits the capitalization of comprehensive financing result, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on acquired assets under construction.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. Also, it is not acceptable to capitalize interest income. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing result on deferred expenses.

Severance payments

As more fully disclosed in Note 2(m.), effective January 1, 2006, the Company adopted the provisions related to severance indemnity liabilities as established by revised Bulletin D-3. Under Mexican FRS, severance payments should be accounted in a manner similar to other post-retirement benefits. The Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps24,666 over the remaining expected employee service period and consequently, as of December 31, 2006 and 2007 has recognized a total liability and charge to earnings of Ps 4,081 and Ps 1,982. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred.

For the purposes of the December 31, 2006 reconciliation of earnings and equity, the Company recorded for U.S. GAAP purposes the entire expense not yet recognized under Mexican FRS which totals Ps18,363. For the purposes of the December 31, 2007 reconciliation of earnings and equity, the Company recorded for US GAAP purposes income of Ps 16,500, representing a reversal of the amount recognized as expense under Mexican FRS. Alestra has determined that the impact on reported results and net assets for periods presented are not materially misstated as a result of not having recognized the annual cost and cumulative liability associated with these benefits in prior years.

Minority interest

Under Mexican FRS minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Impairment of assets

For US GAAP purposes, if an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if a write-down to market value or fair value is required. The Company has not recognized any impairment loss.

Deferred Income Taxes

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

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of US GAAP adjustments, as of December 31, 2006 and 2007, are as follows:

	Mex GAAP		US GAAP adjustments		2006
Deferred tax asset:
Tax loss carryforwards	Ps	1,826,073			Ps	1,826,073
Allowance for doubtful accounts		281,663				281,663
Costs and provisions		271,037	Ps	(269,001)		2,036

Total deferred tax assets	Ps	2,378,773		(269,001)	Ps	2,109,772

Deferred tax liabilities:
Property and equipment, and other assets, net	Ps	734,860		104,722	Ps	839,582
Prepaid expenses		13,830		(13,830)

Total deferred tax liabilities		748,690		90,892		839,582

Net deferred tax assets		1,630,083		(359,893)		1,270,190
Valuation allowance	Ps	(1,630,083)		(359,893)	Ps	(1,270,190)

Deferred income tax	Ps	—	Ps	—	Ps	—

	Mex GAAP		US GAAP adjustments		2007
Deferred tax asset:
Tax loss carryforwards	Ps	783,886			Ps	783,886
Allowance for doubtful accounts		307,743				307,743
Costs and provisions		266,246	Ps	(33,543)		232,703

Total deferred tax assets	Ps	1,357,875		(33,543)	Ps	1,324,332

Deferred tax liabilities:
Property and equipment, and other assets, net	Ps	756,047		52,763	Ps	808,810
Prepaid expenses		7,322		(7,322)

Total deferred tax liabilities		763,369		45,441		808,810

Net deferred tax assets		594,506		(78,984)		515,522
Valuation allowance	Ps	(680,136)		—	Ps	(680,136)

Deferred income tax	Ps	(85,630)	Ps	(78,984)	Ps	(164,614)

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2006 and 2007, that more likely than not will not be realized.

Financial Accounting Standards Board (FASB) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, (FIN 48) was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards (SFAS) No. 109. FIN 48 became effective for the Company on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company classifies income tax-related interest and penalties as income taxes in the financial statements.

The adoption of this pronouncement had no effect on the Company’s overall financial position or results of operations.

Adoption of FAS 158

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).” This standard requires employers to recognize the underfunded or overfunded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position, and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The Company adopted this standard as of December 31, 2007.

USGAAP Disclosures

(In thousands of U.S.)

	Before Application of SFAS 158		Adjustments		After Application of SFAS 158
Consolidated Balance Sheet Data
Total assets	Ps	6,854,131	Ps	0	Ps	6,854,131
Deferred Income Taxes		90,325		(931)		89,394
Pension Plans and Seniority Premiums		111,407		3,327		114,734
Other liabilities		4,457,834				4,457,834

Total liabilities		4,659,566		2,395		4,661,961

Total shareholders’ equity		2,194,565		(2,395)		2,192,170

Total liabilities and shareholders’ equity	Ps	6,854,131	Ps	0	Ps	6,854,131

Amount Recognized un Accumulated OCI

(In thousands of U.S. dollars, net of income tax benefit)

Net transaction obligation	Ps	18,589
Prior service cost		(16,253)
Net loss		5,731

Total	Ps	8,067

Additional disclosures requirements

Pursuant to the requirements of SFAS No. 132, the following tables present a reconciliation of the beginning and ending balances the accumulated benefit obligation.

Seniority Premiums and Pension Benefits

	2006		2007
Benefit obligation at beginning if year	Ps	99,077	Ps	111,696
Services cost		9,858		6,553
Interest cost		4,945		4,672
Actuarial loss (gain)		(1,851)		(12,559)
Benefits paid		(333)		(25,043)

Benefit obligation at end of year	Ps	111,696	Ps	85,319

Post-retirement benefit

	2006		2007
Benefit obligation at beginning if year	Ps	25,660	Ps	26,047
Services cost		3,773		3,603
Interest cost		1,119		1,052
Actuarial loss		3,670
Benefits paid		(8,175)		(1,287)

Benefit obligation at end of year	Ps	26,047	Ps	29,415

Cash Flows

Mexican FRS Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for the years ended December 31, 2005, 2006 and 2007 prepared, after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to December 31, 2007 purchasing power.

	2005		2006		2007
OPERATING ACTIVITIES:
Net income	Ps	460,812	Ps	300,557	Ps	299,005
Adjustments to reconcile net loss to cash flows used in operating activities:
Gain from monetary position		(130,860)		(196,264)		(155,360)
Unrealized exchange losses		(195,123)		50,899		(1,407)
Depreciation and amortization		892,682		1,011,781		919,158
Allowance for doubtful accounts		22,483		33,954		(17,399)
Difference in interest expense		(303,912)		(290,914)		(243,480)
Deferred income tax						167,751
Other provisions		92,456		69,354		7,637
Changes in operating assets and liabilities:
Current assets		(142,740)		28,212		(16,440)
Current liabilities		108,011		831		(152,230)

Cash flows provided by operating activities		803,809		1,008,410		807,235

INVESTING ACTIVITIES:
Purchases of property and equipment		(472,933)		(451,469)		(520,628)
Sales of property and equipment		37,825		—
Restricted cash (1)		—		(138,297)		(11,307)
Deferred charges and other assets		—		(179,145)		(41,148)

Cash flows used in investing		(435,108)		(768,911)		(573,080)

FINANCING ACTIVITIES:
Notes payable		—		697,031		(111,019)
Payments of bank loans, notes payable, capital leases and senior notes		(104,999)		(1,146,164)		(558,418)

Cash flows used in financing activities		(104,999)		(449,133)		(669,437)
Net effect of inflation on cash and cash equivalents		22,860		(38,708)		(27,006)

Increase (decrease) in cash and cash equivalents		286,562		(248,342)		(462,291)
Cash and cash equivalents, beginning of period		707,130		993,692		745,350

Cash and cash equivalents, end of period	Ps	993,692	Ps	745,350	Ps	283,059

Non-cash investing and financing activities:
Acquisition of equipment under capital leases and debt assumed	Ps	49,799	Ps	13,717	Ps	—

Interest and taxes paid:
Interest paid	Ps	425,249	Ps	383,969	Ps	281,017

Income taxes paid	Ps	2,200	Ps	1,777	Ps	2,819

(1)	During 2007 restricted cash amounts were reclassed from financing activities to investment activities.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB published SFAS No. 160 “Non Controlling Interests in Consolidated Financial Statements” – an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements.

SFAS No. 160 will be effective for fiscal years, and interim periods after December 15, 2008, earlier adoption is prohibited and shall be applied prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company will adopt this pronouncement on January 1, 2009.

The adoption of this statement will have some changes on the Company’s presentation of financial results and statement of position. However, these changes are not expected to be of a material nature.

In December 2007, the FASB published SFAS No. 141-R, which replaces SFAS No. 141, “Business Combinations.” This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, earlier adoption is prohibited. The Company will adopt this pronouncement on January 1, 2009.

In February 2007 the FASB published SFAS No. 159, “The Fair Value Option for Financial Assets and Financial liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This Statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. This statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements, and SFAS No. 107, Disclosures about Fair Value of Financial Instruments.

SFAS No. 159 will be effective for all fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact this statement will have on its financial position, results of operations and disclosures, should the Company elect to measure certain financial instruments at fair value.

In September 2006 the FASB published SFAS No. 157 “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. SFAS No. 157 was to be effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. On February 6, 2008, the FASB issued a position paper that partially defers SFAS No. 158 for one year relating to non-financial assets and liabilities, except those items disclosed at fair value on a recurring basis. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial position, results of operations and disclosures.