Form 20-F
period 2008-12-31
ALESTRA
filed 2009-04-01
CIK 1098504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31894

Alestra, S. de R.L. de C.V.

(Exact name of Registrant as specified in its charter)

ALESTRA

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

Garza García N.L. 66260 México

(Address of principal executive offices)

Sergio Bravo

(52) 81 86 25 22 01

(52) 81 86 25 21 00 ext. 2493 - Fax

Alestra, S. de R.L. de C.V.

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

Garza García N.L. 66260 México

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

8% Senior Notes due 2010

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐  Large accelerated filer    ☐  Accelerated filer    ☒  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐  U.S. GAAP    ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board     ☒  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐     No  ☒

In this annual report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra, S. de R.L. de C.V. and its subsidiary, Servicios Alestra, S.A. de C.V.

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

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	general economic conditions in the U.S., Mexico and any significant economic or political developments in those countries;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	interest rate levels;

•	our need for substantial capital;

•	the competitive nature of providing long distance, data and internet and local services;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiary. The financial information presented as of and for the fiscal years ended December 31, 2006, 2007 and 2008 was derived from our audited consolidated financial statements included elsewhere in this annual report. The financial information presented as of and for the fiscal years ended December 31, 2004 and 2005 was derived from our audited financial statements that are not included in this annual report. We use “Pesos” to refer to Mexican Pesos throughout this document.

The consolidated financial statements have been prepared in accordance with the Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 18 to the consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity.

Mexican FRS also requires that all financial information as of December 31, 2007, and prior periods, be presented in Pesos of purchasing power as of December 31, 2007 and financial information beginning January 1, 2008 and for later periods be presented in adjusted nominal Pesos. Due to the implementation of the new Mexican Financial Information Standard (Norma de Información Financiera, or “NIF”) B-10 “Inflation Effects”, financial information as of January 1, 2008 and for later periods is presented in adjusted nominal Pesos, as the information includes the effects of inflation up to December 31, 2007, but will not include any future inflation adjustment. References in this annual report to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation. See Note 2-b to our audited financial statements for further details regarding the change in Mexican FRS. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult.

The following data should be read in conjunction with, and is qualified in its entirety by reference to, the “Operating and Financial Review and Prospects” and our financial statements, including the notes thereto, included elsewhere in this annual report.

	As of and for the year ended December 31,
	2004 (1)	2005 (1)	2006 (1)	2007 (1)	2008 (2)
STATEMENT OF OPERATION
Mexican FRS:
Revenues:
Long distance services	3,627	2,327	2,189	2,415	1,722
Data, internet and local services	1,803	2,068	2,346	2,641	2,950

Total	5,430	4,395	4,536	5,056	4,673
Cost of services (excluding depreciation):
Long distance services	(2,192)	(1,139)	(1,120)	(1,460)	(1,042)
Data, internet and local services	(426)	(523)	(608)	(758)	(747)
Total	(2,618)	(1,663)	(1,729)	(2,218)	(1,789)
Administration, selling and other operating expenses	(1,591)	(1,526)	(1,536)	(1,513)	(1,552)
Depreciation and amortization	(1,019)	(1,016)	(1,084)	(870)	(757)
Operating (loss) income	202	191	187	455	575

	As of and for the year ended December 31,
	2004 (1)	2005 (1)	2006 (1)	2007 (1)	2008 (2)
Comprehensive financial result (3)	(260)	(116)	(292)	(180)	(944)
Other (expenses) income	(31)	(19)	(15)	1	(50)
Asset tax	(4)	(3)	(3)	(3)	—
Income tax	—	—	—	—	(45)
Deferred income tax	—	—	—	(86)	80
Net (loss) income	(93)	52	(124)	188	(384)
U.S. GAAP: (4)
Revenues:	5,431	4,395	4,536	5,056	4,673
Cost of services (excluding depreciation):	(2,619)	(1,663)	(1,729)	(2,218)	(1,789)
Depreciation and amortization	(875)	(893)	(977)	(945)	(895)
Operating income	347	292	294	379	447
Comprehensive financial result	35	188	(2)	87	713
Net income (loss)	342	461	301	299	(227)
BALANCE SHEET
Mexican FRS:
Cash and cash equivalents	708	993	745	283	203
Trade receivables, net	403	382	406	472	516
Property and equipment, net	6,297	5,657	5,243	5,133	5,169
Other assets	1,226	1,076	864	656	453

Total assets	8,634	8,108	7,258	6,544	6,341
Senior notes	4,866	4,408	3,211	2,581	2,701
Bank loans, notes payable and capital leases	72	84	608	393	473

Total debt	4,938	4,492	3,818	2,974	3,174
Accounts payable	560	762	587	399	521
Other payables (9)	384	310	460	487	423
Deferred income taxes	—	—	—	86	6
Total liabilities	5,882	5,563	4,866	3,946	4,125
Contributed capital	1,395	1,395	1,395	1,395	1,395
Retained earnings	1,357	1,152	997	1,203	821

Total stockholders’ equity	2,752	2,546	2,393	2,598	2,217
U.S. GAAP: (4)
Property and equipment, net	6,575	6,122	5,586	5,319	5,220
Total assets	8,401	8,237	7,597	6,800	6,346
Total stockholders’ equity	1,023	1,481	1,779	2,075	1,852
CASH FLOW DATA:
Resources (used in) provided by (5)
Mexican FRS:
Operating activities	1,022	1,122	1,065	997	1,310
Investing activities	(447)	(360)	(640)	(615)	(834)
Financing activities	(351)	(476)	(673)	(844)	(722)
U.S. GAAP: (4)
Operating activities	637	804	1,006	839	1,077
Investing activities	(355)	(435)	(769)	(573)	(697)
Financing activities	(77)	(105)	(447)	(701)	(461)
OTHER FINANCIAL/OPERATING DATA:
(Unaudited):
Capital expenditures (Mexican FRS)	469	368	482	600	793
Minutes of traffic, domestic long distance	1,479	1,628	1,994	1,879	1,760
Minutes of traffic, international long distance	2,060	2,362	2,197	1,392	862
Employees (6)	1,952	1,933	1,899	1,902	1,766
Residential lines (7)	400	371	327	285	173
Business lines (7)	80	68	65	77	78

(1)	Information as of December 31, 2007 and for prior years are expressed in millions of Pesos with purchasing power as of December 31, 2007.

(2)	Information for 2008 is expressed in millions of adjusted nominal Pesos.
(3)	Includes interest expense, interest income, net exchange gain (loss), effect of derivative instruments and net gain from monetary position.
(4)	See Note 18 to our year-end financial statements.
(5)	Up through December 31, 2007, under Mexican FRS, the changes in financial position for operation activities, financing and investing, were presented through the statements of changes in financial position. On January 1, 2008, Mexican FRS B-2 “Statement of Cash Flows” became effective on a prospective basis. Therefore management has included the new statement of cash flow for the year ended December 31, 2008. See note 2 to the consolidated financial statements for further details regarding this change. Due to the adoption of Mexican FRS B-2 “Statement of Cash Flows”, 2008 information is not directly comparable to 2007 and prior years. The criteria for determining resources used in, or generated from, operating, investing and financing activities under the new Mexican FRS B-2 “Statement of Cash Flows” is different from prior years.
(6)	Actual number of employees, not in millions.
(7)	In thousands, not millions.
(8)	In accordance with Mexican FRS as required by NIF B-3 and the Interpretation of Financial Information Standard (Interpretación a las Normas de Información Financiera or “INIF”) 4 “ Presentation of Employee Statutory Profit-Sharing in the Income Statement”, beginning on January 1, 2007, employee statutory profit-sharing and special items are presented in other income (expenses), net. For comparability purposes, the financial information for the years ended December 31, 2007, 2006 and 2005 in the table above also reflects statutory employee profit sharing and special item in other income (expenses), net.
(9)	On January 1, 2008 the standards contained in Mexican FRS D-3 “Employee benefits” became effective. This standard require, among other things, a reduction in the amortization period of items relating to the prior service cost, incorporation of the effects of salary growth in the calculation of the defined benefit obligation, as well as the elimination of the additional minimum liability and corresponding intangible asset and the amount recorded in stockholders’ equity. From January 1, 2008 onwards, the transitional liability is amortized over the lesser of the period pending to be amortized or five years. Until December 31, 2007, the actuarial gains and losses and transition liability captions subject to amortization were amortized on the basis of the average estimated service lives of the employees.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate (Peso per Dollar)
Year	High	Low	Average(1)	Period End
2004	11.64	10.81	11.31	11.15
2005	11.41	10.41	10.87	10.63
2006	11.46	10.43	10.90	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83

Month
September 2008	10.97	10.30	10.65	10.97
October 2008	13.61	10.97	12.67	12.71
November 2008	13.94	12.47	13.11	13.39
December 2008	13.83	13.09	13.41	13.83
January 2009	14.33	13.33	13.88	14.33
February 2009	15.09	14.13	14.60	15.09

(1)	Yearly basis on average of month-end rates and monthly basis on average of day-end rates.

On March 27, 2009 the noon buying rate as provided by The Federal Reserve Bank was Ps. 14.3150 per 1.00 U.S. dollar.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Factors Relating to Us

Weakening economic conditions may adversely affect us.

The global economy is currently undergoing a period of slowdown and unprecedented volatility, widely viewed as a recession, and the future economic environment may continue to be less favorable than that of recent years. Global economic slowdowns and U.S. economic slowdowns in particular may have, and in the case of the current slowdown, have had, a negative impact on the Mexican economy and on our business. See Risk Factors — “Factors Relating to Mexico — Downturns in the Mexican economy adversely affect us.”

We may need additional financing in order to service our indebtedness and fund operations, but such additional financing may not be available due to our current level of indebtedness.

As of December 31, 2008, we had consolidated indebtedness of approximately Ps. 3,186.3 million and shareholders’ equity, including a minority interest in our consolidated subsidiary, of Ps. 2,204.9 million. The level of our indebtedness has had and may continue to have important consequences. For example, it has:

•

limited our cash flow available for capital expenditures, acquisitions, working capital and other general corporate purposes because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

•	limited our ability to roll-out products and technologies to the extent such roll-outs require increased expenditures;

•	increased our vulnerability to general adverse economic and industry conditions due to the majority of our debt is in US dollars;

•	limited our flexibility in planning for, or reacting to, competitive and other changes in our business and the industries in which we operate;

•	placed us at a competitive disadvantage compared to our competitors who have less debt and greater operating and financing flexibility than we do;

•	limited, through covenants in our indebtedness, our ability to borrow additional funds; and

•	prevented opportunities for additional equity financing.

We are exposed to risks associated with turmoil in the financial markets.

Global credit and capital markets have recently undergone significant disruption, making it difficult for many businesses to obtain financing on acceptable terms. If these conditions continue or worsen, our cost of borrowing may increase, and it may be more difficult to refinance our current debt and to obtain financing in the future, which could negatively affect our business and operating results. In particular, we will need to refinance our senior notes due 2010. We also face challenges relating to the impact of the disruption in the global financial markets on parties with which we do business, such as customers, vendors and other parties. The inability of these parties to obtain financing on acceptable terms could impair their ability to perform under their agreements with us and lead to various negative effects on us.

As a result of a high level of competition and an oversupply of fiber optic capacity, the average price of our long distance services has declined significantly, and may continue to decline, further reducing our revenues.

We are dependent on domestic and international long distance services, which accounted for 36.9% of our revenues in 2008, 47.8% of our revenues in 2007 and 48.3% of our revenues in 2006. Average prices for domestic long distance calls in Mexico declined more than 80% in real terms from December 1996 to December 2008. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. If our competitors continue to attempt to increase market share by reducing the price they charge for long distance calls, we expect that our revenues will continue to decrease as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. Our revenues from long distance services may continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

Our ability to generate positive cash flow will depend on our ability to successfully compete in the local, data and internet services market in Mexico.

As a result of our decreasing revenues from long distance services, we have been refocusing our resources and marketing efforts on capturing future growth in local, data and internet related services in Mexico. This strategy poses many risks, including but not limited to:

•	the continuous, rapid and significant changes in technology and new products in the data and internet services market;

•	the high level of capital expenditures required to provide data and internet services to business customers and to keep abreast of technological changes;

•	the highly competitive nature of the data and internet services market;

•

the superior competitive position of some of our competitors, including Teléfonos de México S.A.B. de C.V. (“Telmex”), which is the dominant provider of telecommunications services in Mexico and who may be better positioned to offer business clients, our primary target market, bundled data and voice services at lower prices;

•	the limited flexibility of the telecommunications regulatory framework to address technological change;

•	new competition from cable TV and terrestrial microwave TV providers, who provide data voice services and internet broadband services to the Mexican public; and

•

the development of WiFi/WiMax technology in Mexico, which could allow our competitors to capture even more of the broadband services market and more spectrum in case the regulator decides to auction available frequencies without certain limitations to those who already have spectrum.

Competition in the data and internet services market has significantly increased as our competitors, including Telmex and Axtel, S.A.B. de C.V. (“Axtel”), among others, have also faced decreasing margins from voice services and shifted their focus to data and internet services. If we are unsuccessful in our strategy of focusing on the data and internet services market in Mexico, and are unable to obtain the benefits of these higher-margin businesses, our financial results will be materially and adversely impacted and our ability to service our obligations under our senior notes will be severely impaired.

Historically, we have relied on the use of the AT&T service mark together with our new Alestra registered service mark to market all of our services to our customers; however, under our Service Mark License Agreement, our current ability to use the AT&T brand name and service mark is limited and we have to rely on the Alestra brand name and service mark.

Commencing on November 18, 2007, we began solely using the Alestra brand to market our services in Mexico and stopped using the AT&T mark and logo in all of our materials. Prior to that date, we were only able to use the AT&T name as a tag line below our Alestra mark. Pursuant to our agreement with AT&T Inc. (“AT&T”), we ceased using the AT&T name as a tag line by November 18, 2008. We are permitted to use the AT&T Global Services phrase for the limited purpose of providing AT&T Global Services within Mexico on a nonexclusive basis until June 2010. As a result of these brand changes we have had to rely on our own brand and marketing to sell our services.

Developing the Alestra brand and service marks has been subject to numerous risks, and we may not be successful in effectively positioning our new brand and service marks. These risks include:

•	we may not be able to develop our new brand to replace the AT&T brand which could directly and adversely impact our ability to retain customers, to maintain sales and acquire new customers; and

•	the market and our customers may perceive that the change of our brand name will adversely impact the quality of our services.

We cannot predict whether we will be able to successfully continue to develop our own brand name and the results in using our own brand. If we are unsuccessful in developing or positioning our own brand name, our financial condition would be adversely impacted.

Our equity holders, AT&T and Alfa, may have differing interests.

AT&T Telecom Mexico Inc. (“AT&T Mexico”), is the direct holder of AT&T’s equity interest in us. AT&T Mexico and Alfa S.A.B. de C.V. (“Alfa”) currently are able to elect all of our directors and are able to exercise control over our business, policies and affairs. AT&T Mexico is able to elect four of our nine directors. AT&T is also the second largest shareholder of Telmex, our principal competitor, which may create conflicts of interest between AT&T on the one hand and Alfa or us on the other. The failure of AT&T and Alfa to reach an agreement on how we operate our business may delay or inhibit us from exercising our business strategy.

As a result of technological advances, regulatory changes and the lack of enforcement of regulations, we are facing additional competition from new market participants, which may result in lower prices for telecommunication services, less margins, and/or a loss of market share.

As a result of technological advances and regulatory changes, cable network operators entered the Mexican telecommunications market with bundled and convergent services, increasing the level of competition. Several cable network providers have requested the Secretaría de Comunicaciones y Transportes (the “SCT”) to amend their concession titles to offer telephone services. The SCT has passed a resolution that allows cable network operators to provide voice services, as well as telecommunications entrants to offer video services under particular conditions. For instance, Telmex has requested the SCT to amend its concession titles to provide video services; hence Telmex could offer a bundle of voice, data and video services. Also the SCT has granted several concessions to cable networks operators to offer telephone services.

In addition, since the SCT has not been able to enforce regulations to stop the illegal provision of VoIP services by entities without a concession, several international VoIP providers target the Mexican telecommunications market to illegally offer telephone services through the Internet.

Additionally, during 2009 the SCT will consider the auctioning of the 1850-1910/1930-1990 MHz, 3400-3700 MHz and 1710-1770/2110-2170 MHz spectrum segments that could open the market to new concessionaires and technologies, such as WiMax, that could also compete with some of the services we provide.

The Mexican telecommunications market is already a highly concentrated market characterized by declining prices and reduced margins, and if new market participants were to enter the market, it could result in price wars as Telmex, the current de facto significant market power player, would attempt to maintain its dominant market position. If there are further declines in the price of telecommunication services in Mexico, we will be forced to competitively react to those price declines, lowering our margins, or risk losing additional market share, which would adversely affect our operating results and financial position.

Our ability to generate sufficient revenues to ensure our viability is partly dependent on factors beyond our control.

Our ability to generate sufficient revenues depends on our ability to attract and retain customers. This in turn depends on our ability to penetrate our target markets and to maintain competitive prices. In addition, the development of our business is affected by factors that are outside of our control, including:

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

The telecommunications industry is subject to continuous, rapid and significant changes in technology and introductions of new products and services. These include evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, enhancements and changes in end-user needs and preferences, and continuing developments of alternative technologies in mobile and fixed-line telephony, high-speed data communications, satellite direct services and internet related services. We expect that new services and technologies applicable to our market will continue to emerge and we cannot predict the effect of technological changes on our business. For example, the Internet represents an increasingly important medium for voice communication and may displace traditional long distance services, which represent an important part of our business. Our competitors may implement superior new technologies, allowing them to provide lower priced or higher quality services than we do. Any such new service offerings may:

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

Our network is the source of nearly all of our revenues. While to date we have not experienced any serious technical problems or damage, if our network suffered technical problems or damage, our ability to provide telecommunications services to our customers would be impaired, which could cause us to lose customers and thus adversely impact our revenues.

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

The operation of telecommunications systems in Mexico, including ours, has been subject to laws and regulations administered by the SCT and Cofetel. An amendment to the internal operating rules of the SCT (Reglamento Interior) was issued during 2008, increasing the authority granted to the SCT by allowing it to assume certain responsibilities of Cofetel. These new rules will cause an amendment to the internal operating rules of Cofetel in the near future. The resulting regulatory changes could adversely affect our business and subject us to additional legal liability or obligations, as the decisions to be taken By the SCT and Cofetel could be delayed or take longer period of time to be resolved.

On July 5, 2008, fixed and mobile phone number portability was implemented in Mexico. As of this date, the portability service has been operating properly, with the exception of certain third party networks that still take longer than established to route calls to the receiving user. We cannot predict the consequences that portability will have on the market or how it might affect our business.

During 2009, the SCT will also consider the auctioning of the 1850-1910/1930-1990 MHz, 3400-3700 MHz, and 1710-1770/2110-2170 MHz spectrum segments, which could open the market to new concessionaires and technologies, such as WiMax, that could also compete with some of the services we provide. We cannot predict the outcome of any such auction.

In addition, during 2008, the Mexican Antitrust Commission (Comisión Federal de Competencia, or “CFC”) issued a preliminary declaration, stating that all fixed and mobile service providers may have significant market power in the traffic termination market. We are unable to predict if the final declaration will take this position, which could adversely affect our business and subject us to additional legal liability or obligations. If we are declared to have significant power in the traffic termination market in a final declaration by the CFC, our rates could be regulated and we could be required to comply with certain level of quality in services and information.

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates and Mexican currency devaluation.

Our revenues from international long distance service reflect amounts earned from our customers and our proportion of all settlement payments received from foreign carriers, as well as other international non direct-dialed calls. A portion of all settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 17.1% of our total revenues in 2006, 16.6% in 2007 and 9.6% in 2008. Settlement agreements, principally with AT&T, govern our payment rates to foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and the rates foreign carriers must pay to use our facilities for interconnecting calls billed abroad, but terminating in Mexico.

Since 1997, the international settlement rates applicable to U.S.-originated international calls have been decreasing and may decrease further. Most of our traffic exchanged with foreign carriers in 2007 and 2008 was traffic originated in the United States. Therefore, such reduction has adversely affected our results. Any further reduction in international settlement rates attributable to U.S.-originated international calls would result in a further decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar-denominated revenues decrease and we do not experience an offsetting increase in volume, we may be unable to meet our dollar-denominated debt and other obligations without incurring currency exchange risk.

The current global financial crisis could have an adverse effect on our business, since fixed interconnection tariffs have been established in U.S. dollars and our domestic services are charged in Pesos.

Continued devaluation of the Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations, including our senior notes due 2010, and to make additional capital expenditures.

Restrictions on foreign ownership may impair our ability to raise equity capital and limit our growth.

Under the Ley Federal de Telecomunicaciones (the “Federal Telecommunications Law” and the Ley de Inversión Extranjera (the “Foreign Investment Law”), no more than 49% of the voting equity of a Mexican corporation holding a concession to provide fixed-line telecommunications services may be held by non-Mexican nationals. AT&T Mexico, which owns 49% of our equity, is deemed a non-Mexican national for purposes of the Foreign Investment Law. Absent revisions to the Foreign Investment Law, future sales of equity securities to non-Mexicans would involve securities with limited voting rights or would require a proportional purchase of voting stock by Mexican nationals. These restrictions limit our ability to raise equity capital which could be used to implement our business plan and grow our business.

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

As a foreign private issuer, investors may not be able to obtain as much publicly-available information about us as they would about U.S. issuers of publicly traded securities. In addition, we prepare our financial statements in accordance with Mexican FRS, which differs from U.S. GAAP in certain significant respects. Therefore, potential investors may not be able to easily ascertain the risks facing us as they would if we were a U.S. company. See Note 18 to our consolidated financial statements for a description of the principal differences between Mexican FRS and U.S. GAAP applicable to us.

Factors Relating to Mexico

Downturns in the Mexican economy adversely affect us.

The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. Accordingly, declines in our customers spending could have additional negative effects on our revenues. Economic slowdowns in Mexico may have, and in the case of the current slowdown, have had, additional consequences that impact our business. We also face risks associated with the impact of economic downturns on third parties, such as suppliers, financial institutions and other parties with which we do business. If these parties experience negative effects on their businesses due to the economic slowdown, it could negatively affect our business or operating results.

Currency devaluations may impair our ability to service our debt.

Changes in the value of the Peso relative to the U.S. dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. All of our indebtedness and a portion of our trade payables are denominated in U.S. dollars, while a majority of our revenues and operating expenses are denominated in Pesos. For example, the 1.5% currency devaluation of the Peso against the U.S. dollar that occurred in 2006 resulted in an exchange loss of Ps. 48.9 million, the 0.1% currency appreciation of the Peso against the U.S. dollar that occurred in 2007 resulted in an exchange loss of Ps. 2.2 million and the 20.3% currency depreciation of the Peso against the U.S. dollar that occurred in 2008 resulted in an exchange loss of Ps. 615.2 million.

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

High levels of inflation would cause our operating costs to increase while the rates we charge for our services, due to the competitive environment and regulatory structure, might not. Most of our operating expenses are based on short-term contracts which may be subject to inflationary pressures, while the rates we charge our business customers for our services are either fixed by long-term contract, limited by the Federal Telecommunications Law, or effectively limited by the competitive nature of the market. Telmex, with a dominant market share, is able to set an effective cap on the prices at which we can sell our services. During most of the 1980s and during 1995, Mexico experienced periods of very high levels of inflation. Inflation has led to high interest rates, devaluations of the Peso and, during the 1980s, substantial government controls over exchange rates and prices. Any return to prior high rates of inflation could adversely affect our operating results and financial condition.

Political developments in Mexico may adversely affect us.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy and the Mexican telecommunications market. Mexican governmental action concerning the economy, state-owned enterprises and the Mexican telecommunications industry could have a significant impact on us.

Although the Mexican government has pursued policies of economic liberalization and deregulation in the Mexican economy and in the Mexican telecommunications industry in the past decade, a significant change in those policies may hurt business and economic conditions in Mexico in general and our business in particular. If there were instability or a market failure in the Mexican telecommunications industry, the Mexican government could reverse its economic policies of liberalization in the Mexican telecommunications market. As we are a competitive provider of telecommunications services in Mexico, we believe that any reversal of the Mexican liberalization policies in the Mexican telecommunications market would restrict our ability to expand our market share in the voice, data and internet services market. We do not have and do not intend to obtain political risk insurance.

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

We are owned 49% by AT&T Mexico, a wholly owned subsidiary of AT&T Inc., and 51% by Alfa. Prior to October 18, 2007, we were owned 51% by Onexa S.A. de C.V. (“Onexa”). On that date, Onexa’s shareholders entered into an agreement to merge with Alfa. This merger was conditioned on Mexican governmental approval and was effective on March 31, 2008. After the effective date of the merger, Alfa replaced Onexa as our direct shareholder.

Beginning in 1997, following the deregulation of the Mexican telecommunications industry, we began the rollout and expansion of our domestic and international long distance services, and as of December 31, 2008, we have invested more than Ps. 7,861.0 million in the construction of our telecommunications network. Our telecommunications network interconnects with 199 cities throughout Mexico and consists of over 6,101 km. of high-capacity fiber optic lines that connect metropolitan areas, over 1,740 km. of fiber optic lines that are in metropolitan areas, and five high-capacity fiber optic lines that cross the U.S. and Mexican border.

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

In response to the amendment to the Service Mark License Agreement, which phased out our ability to use the AT&T service mark beginning on November 17, 2007, we began developing our own service mark in April 2006. Before we developed our own service mark, we marketed all of our services under the AT&T service mark.

We operate our business under the Federal Telecommunications Law, which was enacted in 1995.

Our revenues were Ps. 4,535.6 million in 2006, Ps. 5,056.0 million in 2007 and Ps. 4,672.5 million in 2008. Under Mexican FRS, we had a net loss of Ps. 123.7 million in 2006, a net income of Ps. 188.0 million in 2007 and a net loss of Ps. 384.3 million in 2008. Under U.S. GAAP, we had a net income of Ps. 300.6 million in 2006, a net income of Ps. 299.0 million in 2007 and a net loss of Ps. 185.6 million in 2008.

Capital expenditures

During the past three years, we have concentrated our investments in “last mile” access for new customers and new services. Our capital expenditures for 2006, 2007 and 2008 amounted to Ps. 482.0 million, Ps. 600.4 million and Ps. 793.4 million respectively. In January and February of 2009 we invested Ps. 82.3 million, also primarily to provide “last mile” access. All of our investments have been made in Mexico. We do not expect that any single capital expenditure in 2009 will have a material impact on our operations or financial results. Our estimated payment according to our 2009 annual budget is Ps. 899.1 million.

We believe that our cash flow from our operations is sufficient to fund our capital expenditures and the servicing of our short term debt in 2009. For a discussion of our capital expenditures and liquidity, see Item 5, “Operating and Financial Review and Prospects — Liquidity and capital resources.”

B. Business overview

Summary of Material Licenses

Service mark

During 2007 we launched the use of the commercial brand name “Alestra” together with the AT&T brand, to allow a transition from the AT&T brand to the Alestra brand commencing in November 2007. At the same time, we stopped using the AT&T mark and logo in all of our materials, except as a tag line below our Alestra mark.

Pursuant to our agreement with AT&T, we ceased using the AT&T name as a tag line on November 18, 2008. After that date, we are permitted to use the AT&T Global Services phrase for the limited purpose of providing AT&T Global Services within Mexico on a nonexclusive basis until June 2010. See “Risk Factors – Historically, we have relied on the use of the AT&T service mark together with our new Alestra registered service mark to market all of our services to our customers; however, under our amended Service Mark License Agreement, our ability to use the AT&T brand name and service mark is limited and we have to rely on the Alestra brand name and service mark.”

Our operations

The majority of our revenue growth has come from traditional data services and Internet Protocol (“IP”)-based solutions.

Data, Internet and Local Services

Our Data Services include:

•

Direct access. For operating legacy networks and Next Generation IP Networks, we offer reliable, secure and high quality dedicated access lines from customer’s premises to our network. We provide this connection depending on the customer’s needs and revenue potential through a wireless solution, a fiber optics connection or using the services of alternate access providers.

•

AT&T Global Services. To meet all of the global or international needs, we are part of the AT&T Global Network (“AGN”). This gives us an active role in serving all multinational accounts requirements in Mexico by providing

•	Enhanced Virtual Private Network (“EVPN”)

•	International Packet Service (“IPS”)

•	Global Managed Internet Services (“GMIS”)

•	AT&T Virtual Private Network (“AVPN”)

•

Domestic and North American High Capacity Digital Private Lines (E3/T3 to STM1). This service allows customers to set up high speed dedicated circuits between two or more of the customer’s offices in Mexico or between two or more of the customer’s offices in Mexico and the U.S. to satisfy their communication and transmission needs for large volumes of data. Customers may also choose Domestic and North American Low Capacity Digital Private Lines (64 kbps to 2,048 kbps) for smaller data volumes. North American services may be contracted under a bilateral or a Full Channel scheme, which allows the customer to manage a single point of contact for ordering, provisioning, billing and fault management.

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

•

Alestra frame relay. Frame relay is an information transportation service based on packet switching technology, which has been designed to increase the efficiency of data transportation between remote localities needing to exchange large amounts of information at high transmission speeds and to optimize the bandwidth used. Frame relay also provides transparency to any application, low latency and mesh connectivity. The service is available to establish domestic and international circuits under a bilateral or End-to-End scheme jointly with AT&T. Through our Alestra frame relay, users can access their corporate data network from remote sites through a telephone connection.

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

•

Voice Over Internet Protocol (“VoIP”) service. Our MasterNet service, based on VoIP technology, enables customers to make unlimited local and international phone calls at the same time they are using a broadband internet service. The VoIP service uses the Internet as a transmission device for telephone calls. By using the IP protocol through data packets, the service enables a connection to the public telephone network.

Our Convergence Services are part of our Internet Services and are grouped into four main managed services portfolios:

1. Managed Connectivity

These services provide organizations with the widest portfolio of connectivity services, from a simple Internet access connection to a managed Virtual Private Network (“VPN”) infrastructure.

•

Internet Solutions. For our business customers we offer dedicated high capacity Internet access. In addition, we offer transport services and internet dial-up ports wholesale to internet service providers requiring connectivity to the Internet in Mexico and worldwide. We also serve as an internet service provider and offer dial-up access, asymmetrical digital subscriber line (“ADSL”) access, and email services.

•

VPN Solutions. We offer VPN services to permit a selected group of computers to communicate directly with each other, irrespective of their physical location within a network. VPN uses a public data network to transport private data reliably and securely. It is virtual because it appears to the user as a genuine private network. We offer several features including remote access to allow connectivity to a dedicated VPN, a VPN port in our own data center and the maintenance of servers, applications and resources as part of the customer’s VPN network.

•

Ethernet Solutions. This service provides connectivity between two or more sites with high bandwidth capabilities and the Ethernet technology advantages of high speed, reliability and time reduction for provisioning and changing bandwidth capacity. We offer this service in Mexico City, Monterrey and Guadalajara.

2. Managed Unified Communication

Through this service, we empower businesses to access the cost and productivity savings of having voice, data and video available over the Internet.

•

IP Communications. Our IP Communications service is delivered on a high-speed network that integrates data, voice, and video. Businesses can realize significant cost savings with the reduction of toll, long-distance, and maintenance charges. The complexities of network performance are managed and monitored by our technicians 24 hours a day to allow businesses to focus on their core competencies and strategic requirements.

•	Collaboration. This service is a collected set of tools that allows two or more users to interact, meet, share information and collaborate over the Internet in real time.

•	Instant Messaging. This service allows the sending of short text messages from a computer to a user.

•	Conferencing. This service creates a simultaneous working session of three or more participants using audio and video.

3. Managed Security

We believe that these services provide the most comprehensive portfolio of managed security services in the Mexican market.

•

CALMA. This portfolio of services includes several security solutions in order to protect our customers’ data from both external threats from the Internet and internal risks. These services include, among others, the definition of firewall platforms for denied access to resources, content filtering and antivirus software.

•

VAS. Our Vulnerability Assessment (“VAS”) service is a network discovery and scanning service in which we provide feedback based on the outcome of the assessment that will allow the customer to prioritize its network protection requirements by defining rules and policies based on the importance of the different assets analyzed.

•

Internet Protect. This is an information service provided by AT&T regarding network internet, application and protocol security. The customer receives access to a special portal where he or she can download information, papers and studies regarding network security.

4. Managed Data Center

These services provide the security, resilience and environmental integrity expected for the applications and data required to run a business.

•	Dedicated Servers. This service provides the rental and exclusive use of a high-performance server, related software and connection to the Internet or VPN access.

•	Co-location Service. This service offers secure, cost-effective and reliable accommodation space in our own data center for other businesses’ servers and equipment.

•	Data Storage. Through this service we handle large quantities of valuable data and offer our clients fast recoverability.

Information Security

We have an Information Security division with the goal of protecting our network and clients from growing information technology threats and complying with new local regulations related to information security.

This division has developed several processes that for each of our services, implement security controls to protect the integrity, confidentiality and availability of those services.

In 2007, we obtained the standard ISO27001 certification on Information Security, becoming the first Mexican telecommunication company to receive this recognition. We continue operating under the ISO27001 standard.

In 2007 and 2008, we launched several services offering information security best practices and technologies to protect the information assets of our customers, such as our security operations center. We expect to continue to develop more information security services in 2009.

Local Service

Our local service offers the enterprise market a direct connection to the public switched telephone network (“PSTN”), enabling local, cellular, long distance or operator assisted calls. Service is available in 27 cities: Mexico City, Monterrey, Guadalajara, Aguascalientes, Cd. Juárez, León, Puebla, Querétaro, San Luis Potosí, Saltillo, Toluca, Torreón, Tijuana, Nuevo Laredo, Matamoros, Reynosa, Morelia, Chihuahua, Pachuca, Celaya, Cuernavaca, Tampico, Culiacán, Hermosillo, Mexicali, Mérida and Cancún. Our management expects that our local service will continue to grow based on increased business customer demand.

Local service revenues consist of a fixed monthly rate that includes the rent of the access facilities and a number logged to the PSTN, and additional charges per call on calls to fixed local numbers and per minute on calls to mobile phones.

There are several alternatives of local service depending on the customer’s needs:

Smart iPhone: This service is a fully integrated VoIP solution based on a hosted Private Branch Exchange (“PBX”) platform that enables customers to interconnect different branches. This solution provides customers with telephone equipment and virtual PBX features like voice mail, web call control, remote office, four digit dialing between customer premises and unified messaging among other traditional PBX functionalities. We offer this service in the three main cities: Mexico City, Monterrey and Guadalajara.

Enlace Digital: This commercial program, offers digital trunks to connect our customer switchboard directly to our network, thereby enabling local, cellular, long distance or operator assisted calls. There are two types of signals that Enlace Digital supports: CAS-R2 and ISDN PRI. This service can be offered through digital radio waves or fiber optic lines and is currently available in all 27 cities of coverage.

Línea Empresarial: This commercial program provides local, long distance, cellular, 800 numbers and operator calls, using Plain Old Telephone Services (“POTS”) lines. The telephone service is provided by a wireless technology that offers the customer the opportunity to integrate data, voice and internet solutions on one platform. We offer this commercial plan in Mexico City, Monterrey, Guadalajara, Toluca, Saltillo and Reynosa.

Enlace Total Multiservicio: This commercial program provides local, long distance, cellular, 800 number, operator assistance calls and dedicated Internet in a complete bundle offer using IP technology through a common dedicated IP access. We offer this commercial plan in all 27 cities of coverage.

Long Distance Services

Our basic service, Servicio Alestra de Larga Distancia, provides a telephone connection that enables business and residential customers to place domestic and international long distance calls to every country and region in the world. This service covers both sent-paid and collect calls to certain countries and destinations. We also provide international switched transit services, which is traffic that does not terminate in our network, to other international carriers.

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

•

Virtual network services. To our business customers, we offer the Aria VNS Red Privada Virtual (“Aria VNS”), a virtual network system that permits the configuration of tailored, private corporate voice networks. This service provides most of the advantages of a private network (i.e., call screening, overflows, flexible routing, authorization codes and private dialing plans) without the corresponding maintenance and operation costs.

•

Global virtual network services. This service is an extension of Aria VNS domestic service which offers the possibility of interconnecting virtual private networks for multinational or large national clients in Mexico or the United States with affiliates in Mexico or the United States.

•

Global Conference Service. This service is a reservationless call service that enables callers to create private group conference calls without making reservations or using operators. Users of this service can access the conferencing platform Worldwide using the toll free numbers available in more than 80 countries or through the Internet. There are available several advanced features, including, on line conferencing management and reservation, audio conferencing recording, and online document sharing tool.

Pricing and promotions

Our pricing for services offered to business and residential sectors varies depending on customer needs. Our business pricing strategy is based on voice, data and internet bundled offers. The commercial programs are tailored to offer value added business solutions through telecommunications integrated services according to the customers’ needs. For the residential sector, there are several plans for our long distance service (including 800 numbers and dialing cards); for our masternet service, which offers local service through internet (including VoIP); and for our internet services (including broadband or dial-up). All of our plans are tailored to the customers’ calling patterns, and are designed to capture and retain long distance customers. We believe that our prices are competitive with, and our promotions similar to those of our major competitors, Telmex and Axtel. We generally price our long distance services slightly below Telmex’s prices and we are highly competitive with Axtel.

Our marketing

By building brand name awareness and increasing our customer base and customer retention, we have developed a comprehensive marketing plan that is designed to increase revenue and to obtain profitability. We have designed our sales and marketing strategy to attract existing Telmex customers and to encourage customers of Axtel and other carriers to switch to us, as well as to entice new customers created by the growing demand for telecommunications services in Mexico. We have adopted a sector marketing approach that distinguishes between business customers and residential customers and further distinguishes within those sectors in terms of usage and type of customer.

Business Customers. We have national market coverage through our presence in different cities: 199 for long distance service, 50 for VPN, 26 for data/Internet and 27 for local service. We have nearly 400 sales, marketing and e-business professionals dedicated to identifying, attracting and retaining business customers. We also have a Value Added Reseller (“VAR”) program that incorporates more than 200 agents with more than 950 account executives, extending our presence to 80 cities. In addition to basic services, we offer to business customers a variety of advanced voice and data services to increase revenues per customer and reduce customer churn. We also deliver customized bundled offers, including the key services and value-added features such as fraud control and reports-on-demand. We mainly target four groups of business customers:

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

Advertising and Public Relations. We believe that effective advertising stimulates demand for our services. We advertise using television, billboards, radio, Internet, newspapers and specialized business periodicals as well as direct marketing campaigns. In addition, in the past we have also sponsored sports events and teams, educational programs and cultural activities. We believe that building credibility – as an ignition element for any communication, before demand stimulation – is essential to ensure a solid brand reputation and the trust necessary to place our services in the Mexican market. In this respect, our public relations efforts create an informed opinion among third parties (journalists, leaders of public opinion, government officials, business partners, the financial community, consumers, etc.) in order to multiply messages regarding the promotion of advanced telecommunications solutions and consultancy aimed at sales activities. During 2008, we focused on the use of the commercial brand name “Alestra” to position it in all markets, through a campaign consisting of mass media advertising activities (including TV, billboards, magazines and radio). We will continue with our advertising activities to increase the Alestra brand recognition.

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

Customer service

We have been able to distinguish ourselves from our main competitors, Telmex and Axtel, by offering superior customer service. We conduct a survey of our Mexican customers in different market segments on a periodic basis. The survey has consistently indicated that our services are perceived as having higher value than those of our competitors. Our last survey was conducted in December 2008. By achieving a level of customer service superior to that of our competitors, we believe that we are able to attract new customers. We have two main customer service centers, one for business customers and the other for residential customers, which are designed to provide service and support for each one of our business units. We also have an operator service center to provide call processing assistance and directory assistance and two help desk service centers to provide technical support, one for Internet and the other for e-services (web hosting). All of our service centers operate 24 hours a day, 7 days a week.

Our customer service centers and help desk receive approximately 110,000 calls per month. They handle product and general service inquiries, billing inquiries, fault reports and technical support. Around 33,000 additional calls per month are handled by an interactive voice response system for residential customers.

In addition, our business customer service center is periodically evaluated through a system of quality metrics that indicates the satisfaction level of our customers. This shows how satisfied or unsatisfied our customers are with our service, which allows us to apply corrective measures immediately to make improvements. The indicator for the last six months of 2008 was 95% of satisfied clients among our top customers.

Our operator services center receives a monthly average of 37,000 calls. These calls consist of customers requiring person to person or “station to station” calls, including collect calls, as well as assistance with calling cards, directory assistance and other services.

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

Collection. Bills for residential customers may be paid in cash at one of 7,047 bank branches, or one of more than 7,140 supermarkets, convenience stores, public telegraph offices or electronically through our website. We give customers the option to charge the invoice balance to credit card or checking accounts. Bills for business customers are paid mainly with electronic funds transfers or in cash at banks. There is no seasonality in our collection.

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

Sales and revenue by category of activity and geographical markets

See Item 5, “Operating and Financial Review and Prospects”.

Competition

Our main area of competition is in value-added services for the business sector. Voice services are now a complement to this area.

Even though the SCT has granted a large amount of permits or concessions relating to value-added services, a small group of competitors remains dominant in this area. Along with us, this group includes Telmex, Axtel and Telefónica Data México S.A. de C.V. (“Telefónica”). However, according to the firm Pyramid Research, L.L.C. (“Pyramid Research”), Telmex is the leader of this group due to its broad commercial coverage and network infrastructure.

Telmex also dominates the broadband access market, with 5.0 million subscribers, while cable operators reach approximately 1.5 million subscribers.

In data and IP networks, we have increased our market share since 2007 as a result of our robust service portfolio in managed services and through an alliance with AT&T for AGN services. We compete primarily with Telmex in the corporate and medium business segment.

In terms of hosting services our main competitors are Telmex (which uses the commercial name Prodigy Hosting for its hosting services), Six Sigma Networks S.A. de C.V. (“Kio Networks”) and Diveo Internet de México S. de R.L. de C.V. (“Diveo”).

We expect that the SCT and Cofetel will promote new initiatives in the following years which will result in a more open competitive environment and broader coverage for data and internet services. These initiatives could include leasing from the Mexican government-owned company Federal Electricity Commission (Comision Federal de Electricidad, or “CFE”) its fiber optic and network infrastructure, and defining rates according to international standards.

Regarding long distance services, the market has declined since it opened to competition. More than 33 concessions had been granted and reselling is allowed, but the most relevant driver for the market deterioration is the substitution of mobile and VoIP services. The market leaders in long distance services are Telmex and Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) due to the dominant market share of both in their respective markets, as measured in lines. Long distance is usually a complement to a bundle service package. Most competitors offer long distance as part of a bundle offer or with an unlimited service plan for a monthly fee.

Regarding local services, there are three main subsegments of competition: corporate enterprise, which is the most competitive subsegment; small and medium business subsegments, in which low capacity local access is critical to competition; and the consumer subsegment, in which wireless alternatives compete with copper or cable lines.

In 2008, cable operators entered the local service market. Their services are based on VoIP and they aim to protect their current video customer base in the consumer segment. Cable operators continue to consolidate, with Grupo Televisa S.A. (“Televisa”) and Megacable Holdings S.A.B. de C.V. (“Megacable Comunicaciones”) the largest competitors among cable operators. Another fixed-line competitor with copper lines access is Maxcom Telecomunicaciones, S.A. de C.V. (“Maxcom”), but it only has limited coverage.

Regarding wireless access, Telmex, Nextel Mexico S. de R.L. (“Nextel”) and Axtel all own WiMax spectrum, but only Axtel has deployed services. Additional availability of WiMax spectrum is required to increase competition in this area, and we expect that the SCT will hold an auction of WiMax in the months ahead.

The following paragraphs contain information of our main competitors obtained from Pyramid Research’s report, “Communications Market 2008”, the technology research firm Select S.A. de C.V. (“Select”) and our own estimates.

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

Telmex is the biggest competitor in the Mexican industry. It has participated in all fixed telecom services, with a substantial market share in each of them. Telmex has leveraged its broad last-mile access network, where it has retained total control, into its nationwide coverage. According to Pyramid Research, Telmex’s share was approximately 89% in the local lines market and approximately 75% in the long distance market, as measured in minutes.

Telmex’s broadband ADSL service reached approximately 5.0 million subscribers at the end of 2008 while its internet dial-up customer base fell to 0.2 million subscribers. In value-added internet services, Telmex formed an alliance with Microsoft Corporation in 2000, launching the T1MSN portal and changing its brand name to Prodigy. Additionally, its hosting service called Prodigy Triara merged with the Prodigy services portfolio. By the end of the third quarter of 2008, according to Pyramid Research, Telmex had a 70% market share of both broadband and internet dial-up subscribers.

In the core data services market, Telmex has leveraged its local coverage to become the market leader in private lines and frame relay services. Telmex’s market share in data services is currently estimated at 65% in terms of revenues, according to Select.

Axtel

Axtel, is a fixed wireless company founded in 1994. Axtel has several nationwide wireless spectrums: 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access, the last one being the most used for its current local service. Its network included 33 cities with local service at the end of 2008. In the fourth quarter of 2006 Axtel acquired Avantel, S. de R.L. de C.V. (“Avantel”). This acquisition increased Axtel’s market position in the small and medium businesses segment and also enhanced its service portfolio in the large corporate segment with Avantel’s services portfolio. In 2007, Axtel launched its pre-WiMax service.

According to Select, as a result of its acquisition of Avantel at the end of third quarter of 2008, Axtel has increased its market share in local lines to approximately 4.7%, in domestic long distance to approximately 7% and in data and internet private circuit markets to approximately 15%.

Telefónica

Telefónica, following its expansion strategy in Latin America, has acquired several telecommunications service providers in Mexico. In 1999 Telefónica acquired Infosel, a part of Terra Networks México, S.A. de C.V (“Terra”), and adopted the Terra brand name for its internet and information services. Terra had 128,000 internet dial-up accounts in 2002, but its business declined to approximately 75,000 accounts as of June 30, 2004, according to Telefónica’s reports, and it exited the dial-up business at the end of 2004 by entering into an alliance with us in which its dial-up customers were absorbed. Terra repositioned its strategy, focusing instead on providing content services, e-commerce, broadband content, and internet advertising business through the Terra portal.

At the beginning of 2000, Telefónica acquired Optel Mexicana, S.A. de C.V. (“Optel”). Optel specializes in X.25, frame relay and dedicated internet services. This acquisition has allowed Telefónica to enter into the business data market and introduce its brand name “Telefónica Data.” Telefónica also developed new features for its data service and enhanced its network with dark fiber contracts with Marcatel, S.A. de C.V. (“Marcatel”) to increase its service coverage. Telefónica also competes with us through its fixed local and long distance concessions in the Mexican market.

Since 2005, Telefónica Móviles México S.A. de C.V. (“Telefónica Móviles México”), a subsidiary of Telefónica, focused strongly on mobile telephone services and deployed an aggressive commercial strategy against Telcel. By the end of the third quarter of 2008, Telefónica Móviles México reached approximately 14.7 million active customers, according to its public reports.

Other Competitors

Our other competitors in voice and data markets are Telcel, Marcatel, Operadora Protel, S.A. de C.V., Iusacell-Unefon, S.A. de C.V. (“Iusacell”), Nextel and Maxcom.

Regulatory framework and bodies

Telecommunications services in Mexico are governed by the Federal Telecommunications Law (Ley Federal de Telecomunicaciones), the General Communications Means Law (Ley de Vías Generales de Comunicación) enacted in 1940, the Telecommunications Rules (Reglamento de Telecomunicaciones) enacted in 1990, certain rules promulgated under the Federal Telecommunications Law and international trade agreements entered into by Mexico and the World Trade Organization (together, the “Telecommunications Regulations”). The Telecommunications Regulations define the regulatory structure applicable nationwide to the telecommunications infrastructure and the supply of telecommunications services. They govern, among other things, applications to install, maintain and operate telecommunications networks, the establishment of technical standards for the provision of telecommunications services, and the granting, revocation and modification of concessions and permits.

The SCT and the Mexican Congress unsuccessfully attempted during 2003, 2004 and 2005 to reach consensus with the industry in order to pass a new communications bill. However, in 2006, a new federal telecommunications law was adopted. As a consequence of the new law, all of Cofetel’s commissioners were replaced, TV broadcasters were allowed to offer telecommunications services and Cofetel’s powers were increased in order to regulate broadcasting and telecom services.

The SCT is the Mexican governmental agency responsible for regulating telecommunications services and was the exclusive authority in this area until August 1996, when the Mexican government established Cofetel. Cofetel is a specialized regulatory agency within the SCT, which pursuant to the new federal telecommunications law consists of five commissioners appointed by the President and approved by the Congress, created to enforce the Federal Telecommunications Law and to implement the necessary regulatory framework to guarantee fair, nondiscriminatory and lawful competition among telecommunication services providers in Mexico.

Cofetel and the SCT have the power to monitor our compliance with the telecommunications public network concession and our wireless concessions. The SCT delegated to Cofetel many of its powers and obligations under the Telecommunications Regulations. However, some of the authorities and obligations delegated to Cofetel were returned to the SCT in late 2008, through a change to the internal operating rules of the SCT. We cannot predict how these new operating rules may affect our business, if at all.

The SCT has retained the authority to grant all concessions and permits as well as to impose fines. Cofetel makes recommendations to the SCT on major issues, such as spectrum allocation and the granting of new concessions and permits, the imposition of fines and the revocation of concession title; however, the SCT has the final decision-making power on these issues.

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

The SCT issued the initial rules for the interconnection of other carriers with Telmex’s network in July 1994, specifying that, beginning on January 1, 1997 and before 2001, Telmex was obligated to provide interconnection points for 200 cities in accordance with a rollout schedule (those local service areas were consolidated into 198 areas). After that, the rules also obligated Telmex to provide interconnection in all the cities of the country which have at least one switch with routing capability. Currently, Telmex has provided interconnection points in 198 local service areas. However, no additional areas have been added, and Telmex has argued that there is no switch with routing capability left for the remaining 199 local service areas. However, as a result of a consultation process within the industry, conducted during 2006, over the next months there could be further consolidation of local service areas that could result in a decrease of the 397 local service areas that currently exist.

In June 1996, the SCT released rules with respect to the provision of domestic long distance service, together with basic technical plans for numbering and for signaling, which address a number of technical issues, including several relating to the commencement of competition in long distance services. The long distance rules establish the general framework for competitive long distance services, including rules regarding customer pre-selection of carriers, billing and collection. They also provide for certain consultation and information-sharing mechanisms among service providers and with the SCT.

In October 1997, Cofetel released rules regarding the provisioning of local service. Such rules, among other issues, focus principally on establishing the mechanisms for interconnection, the interoperability of networks and the continuance of service, with non-discriminatory and registered tariffs. Additionally, the rules include access to the special codes, emergency numbers and database directory services. The rules for local service also define the program for the “local calling party pays” service, some obligations for the dominant carrier in terms of information, tariffs and quality of service, and guidelines for the consolidation of local service areas.

On August 11, 2004, international telecommunications rules (the “International Telecommunications Rules”) were issued by Cofetel. Under these rules, the international settlement rates for terminating long distance calls became subject to free market rules. See “International Settlement” in this Item.

On August 12, 2005, Cofetel published regulations authorizing the issuance of permits for the resale of national and international long distance public switched telecommunications services subject to the use of capacity obtained from authorized concessionaires.

In 2006 the SCT revised and passed a resolution on service convergence, to allow telecommunications and cable networks to offer “triple play” service (voice, data and video services). The same resolution also established obligations related to number portability and interconnection between networks. During 2007, Cofetel issued the rules for the implementation of number portability in 2008.

Additionally, during 2009 Cofetel is considering the auctioning of the 1850-1910/1930-1990 MHz, 3400 3700 MHz, and 1710- 1770/2110-2170 MHz spectrum segments, which could open the market to new concessionaires and technologies, such as WiMax, which could also compete with the services we provide.

Our concessions

Telecommunications public network concession. We obtained our telecommunications public network concession on December 6, 1995. Through this concession we are able to provide long distance telephone service; and by a later amendment. Through a later amendment, we have been able to provide local services in Mexico City, Monterrey, Guadalajara since May 30, 2000, which was later expanded to other local service areas throughout the country. In accordance with the Federal Telecommunications Law, the term of our telecommunications public network concession is 30 years. The term of our concession may be extended for a period equivalent to the initial term for which it was originally granted. The telecommunications public network concession specifies, among other things:

•	the type of services we may provide under the concession (local and long distance);

•	the geographical region in which we may provide the services;

•	the term of the concession; and

•	other rights and obligations affecting us.

Under the Federal Telecommunications Law and the Law of Foreign Investment (Ley de Inversión Extranjera), concessions may only be granted to Mexican individuals and to Mexican corporations whose foreign investment participation does not exceed 49% of the full voting equity thereof or who are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% of the equity thereof with the prior approval of the National Commission on Foreign Investments (Comisión Nacional de Inversiones Extranjeras). Furthermore, any attempted transfer or subscription of 10% or more of our equity (other than neutral equity) requires notification and approval of the SCT and, if applicable, the CFC. Any equity transfers in violation of these ownership requirements will be invalid under Mexican law.

The transfer of the telecommunications public network concession rights is subject to a three-year freeze, and such period is calculated from the date of issuance of the concession. After such period elapses, the SCT, with the prior favorable opinion of the CFC, may authorize the proposed transfer under certain conditions.

Wireless concessions. In June 1998, the SCT granted us two 20 year point-to-point national wireless telecommunications concessions in the 15 and 23 GHz frequency bands, and in September of 1998, three 20 year point-to-multipoint wireless concessions in the 10.5 GHz frequency band covering the regions 4, 6 and 9. These regions comprise Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacán, Mexico, Hidalgo and Morelos. Under the 10.5 GHz concessions, we were asked to provide by the end of September 2000 point-to-multipoint signal coverage to those municipalities or delegations where 30% of the total population in such regions resides. On July 14, 2000, we petitioned the SCT to allow us to comply with such requirement a year after the original compliance period. On February 28, 2001, the SCT granted us an extension until August 27, 2001 to comply with such requirement. By August 27, 2001, we had installed 10.5 GHz sites in regions 4, 6 and 9, which include the urban areas of Mexico City, Monterrey and Guadalajara. The authorities have been properly notified of our progress and compliance.

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

The Mexican government, through the SCT, may also temporarily seize all assets related to our telecommunications public network concession or wireless concessions in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order and the national economy. Under Mexican law, the government would be obligated to compensate us in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government were to temporarily seize or expropriate our assets, it would have to indemnify us for all direct losses and damages. In the case of an expropriation, appraisers would determine the amount of the compensation. If we disagreed with the appraisal amount, we could initiate judicial action against the government to dispute such amount. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, that determination would be made by an independent appraiser, who would be appointed by a competent court. We believe that we are in compliance with all of the applicable requirements of the SCT.

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

During the first half of 2001, we entered into local-to-local interconnection agreements with other local concessionaires, such as Axtel, Iusacell, Telcel and Telefónica. Also during this period, we completed the development of our 10.5 GHz point-to-multipoint microwave radio system network in the cities of Mexico City, Monterrey and Guadalajara, which is our main system for reaching the residential market. We will continue to expand our commercial market by the introduction of local service using fiber-optic and point-to-point access to current and new clients.

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

Telmex’s tariffs for domestic long distance declined in real terms more than 70% from December 1996 to March 2008, because either Telmex did not increase its prices to account for inflation or the price decreased due to competitive forces. We believe that the Mexican telecommunications market will continue to experience tariff pressure.

Anti-competitive practices. Telecommunications service providers are prohibited by law from adopting monopolistic or discriminatory practices generally, including in the application of tariffs. All tariffs must be based on the following factors:

•	quality;

•	competitiveness;

•	security; and

•	the length of time the carrier will commit to providing the service.

Those companies determined by the Federal Competition Commission to have substantial market power pursuant to the provisions of the Federal Law of Economic Competition (Ley Federal de Competencia Económica), Mexico’s antitrust statute, can be regulated so as to prevent anti-competitive practices.

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

During 2007, we reached a new agreement with Telmex for 2008, except for off-net charges. Regarding interconnection terms and conditions for 2009, we did not reach an agreement with Telmex and therefore we requested the intervention of Cofetel to resolve the terms and conditions that were not agreed upon, including the rates to be applied during 2009. As of this date, we are unable to estimate the outcome of the dispute and its consequences.

The interconnection agreements may be terminated if we have a substantial default under our interconnection agreement with Telmex.

International settlement

On August 11, 2004, the International Telecommunications Rules were issued by Cofetel. Under this system, the international settlement rates are subject to free market rules which allow for each carrier to negotiate freely its own rates. We expect that the international settlement rates that leading U.S. carriers use to settle accounts with foreign telecommunications carriers will continue to be subject to intense downward pressure due to competition factors.

Interconnection agreements between a Mexican long distance concessionaire and foreign carriers require the approval of Cofetel before becoming effective.

We are entitled to receive net settlement payments from AT&T, the carrier in the U.S. with whom we interconnect, pursuant to a duly registered interconnection agreement. This agreement, and agreements we have entered into with other carriers, including Teleglobe Canada Inc., Telefónica de España, S.A.U. and British Telecommunication plc, are similar to those agreements other Mexican long distance carriers have with corresponding foreign carriers. These agreements govern the payment rates between Mexican carriers and foreign carriers for the exchange of international call traffic billed in Mexico, and between foreign carriers and Mexican carriers for the exchange of international call traffic in calls billed abroad.

On April 13, 2006 Cofetel issued a resolution in order to implement the domestic and international “long distance calling party pays” system in Mexico. As a result of the publication of the resolution, we initiated different legal procedures to prevent the implementation of the “long distance calling party pays” system on our network. Finally, we agreed to its implementation and voluntarily dismissed our legal actions. As a consequence of the agreement, we increased our long distance rates, including international settlement rates, in order to pay the mobile terminating network rate of Ps. 1.34 per minute agreed in 2007 and Ps. 1.21 agreed in 2008.

During 2007, the price increase resulted in a loss of international traffic, since some users ceased or migrated their long distance traffic from fixed to mobile networks, however the revenues increased. Nevertheless, beginning in the later months of 2007 and continuing today, we are facing incremental by-pass traffic since some entities are terminating cheaper mobile services.

Off-net charges (Long Distance-to-Long Distance Interconnection)

Telmex bills us a higher per-minute charge to terminate calls on its network in cities outside of those 199 cities with which we are interconnected. This traffic in minutes represented about 13% of our total minutes of traffic for 2007 and 10% for 2008.

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

However, we did not reach an agreement with Telmex for 2008 and requested the intervention of Cofetel. Cofetel’s ruling was issued on August 27, 2008, and stated that the exchange of traffic to local service areas that are not opened to competition, and therefore have no interconnection point available, are in fact interconnection services. In its ruling, Cofetel maintained its position that the tariffs that we must pay to Telmex for the provision of this service must be cost-oriented. Among other requirements, Cofetel established a US$0.008 per minute tariff for the interconnection services (off-net charges), applicable until December 31, 2008. We are complying with Cofetel’s resolution; however, Telmex is challenging it. At this point in time we are unable to predict the outcome or consequences of such actions or if the tariffs contained in such resolution will prevail.

Regarding terms and conditions for off-net charges and other issues for 2009, we have not yet reached an agreement with Telmex and therefore we requested the intervention of Cofetel to resolve the terms and conditions not agreed upon, including the rates to be applied during 2009. As of this date, we are unable to estimate the outcome of the dispute and its consequences.

In spite of this new dispute with Telmex, we continue our negotiations with Telmex and expect that we can reach an agreement in the near future.

Mobile interconnection rates

On March 10, 2005, we filed before Cofetel an interconnection disagreement with Telcel, in order to reduce the mobile interconnection rate that is charged for calls originating in fixed networks and terminating in mobile networks, under the “calling party pays” system. It is due to a tariff distortion derived by the existence of lower service mobile tariffs than interconnection rates, and the fact that we believe that current interconnection tariff is not cost oriented, as it should be. In addition, we require Cofetel to oblige Telcel, as part of the disagreement, to charge the interconnection rate by seconds, in place of by minutes, and to provide information about the location of the interconnection points used by Telmex and Telcel to exchange traffic.

On August 31, 2006 Cofetel issued the resolution applicable to this interconnection dispute and the corresponding interconnection charges. Nevertheless, Telcel and us both challenged this resolution trying to obtain, respectively, lower and higher rates than those determined by Cofetel. Finally, on December 15, 2006 we agreed with Telcel on the applicable interconnection rates for traffic termination in Telcel’s mobile network under the “calling party pays” system. Those agreements remained in place for 2007 and 2008.

During 2008, we faced an increase in by-pass traffic since some entities began to terminate cheaper mobile traffic using mobile end users services. As a consequence, we reduced the traffic to be terminated with the mobile networks, and decided to begin negotiations with Telcel in order to reduce the interconnection rate applicable to 2009. However, we did not reach an agreement with Telcel, and during the last quarter of 2008, we requested the intervention of Cofetel to resolve the terms and conditions under dispute. As of this date, we are unable to estimate the outcome of the dispute and its consequences.

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

C. Organizational structure

We are owned 49% by AT&T and 51% by Alfa. AT&T holds its equity in us through its subsidiary AT&T Mexico.

Prior to October 18, 2007, we were owned 51% by Onexa. On that date, Onexa’s shareholders entered into an agreement to merge with Alfa. This merger was conditioned on Mexican governmental approval and was effective on March 31, 2008. After the effective date of the merger, Alfa replaced Onexa as our direct shareholder. The following diagram depicts our overall organizational structure:

Alfa is one of Mexico’s largest conglomerates. It comprises four groups that participate in key industries within the Mexican and North American Free Trade Agreement (“NAFTA”) economies, including petrochemicals and synthetic fibers, processed food, auto parts and telecommunications. As of December 31, 2008, Alfa’s total assets amounted to Ps. 110.9 billion, with annual sales of Ps. 116.2 billion and operating income of Ps. 5.8 billion.

AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. AT&T runs the largest, most sophisticated communications network in the U.S., backed by the research and development capabilities of AT&T laboratories. A leading supplier of data, internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting to large businesses and governments. AT&T is a market leader in local, long distance and internet services, as well as transaction-based services like prepaid cards, collect calling and directory assistance.

On November 14, 2000, we restructured our capital without changing the above-referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares, and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Mexico holds 49% of the N stock and Alfa holds the other 51%. Alfa continues to hold 100% of the Series A shares and AT&T Mexico continues to hold 100% of the B shares.

Our senior notes are not guaranteed, secured or otherwise supported by our equity holders. Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

We have entered into a joint venture agreement with our equity holders, and have adopted bylaws, each of which governs the relationship between the equity holders and us. Our 1,766 employees are employed through our subsidiary Servicios Alestra S.A. de C.V. (“Servicios Alestra”), which is organized under the laws of Mexico. We hold 98% of the capital stock of Servicios Alestra. Our employees are paid by that entity with funds provided by us on a monthly basis under a management and services agreement.

D. Property, plants and equipment

Our network

Network components. As of December 31, 2008, we have invested more than Ps. 7,861.0 million in our technologically advanced fiber-optic network. Construction of the original design for our long haul network was completed in 1997. Our average network reliability in 2008 was 100% for our backbone, 100% for last-mile solutions based on fiber optic equipment and 99.995% for last mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state-of the-art technology. Our network was constructed and is operated in accordance with the reliability, redundancy and restoration standards of AT&T’s U.S. network. The key components of the network, all of which are directly owned by us, include:

•	Over 6,101 route kilometers of long-haul and intra-city network, mostly with Lucent True Wave fiber-optic underground inter-city facilities;

•	Approximately 1,740 route kilometers of metropolitan area fiber-optic facilities;

•

Two dense wave division multiplexing (“DWDM”) ultra-high-capacity optical transmission systems, capable of transmitting 40 gigabytes per second (“Gbps”) and 400 Gbps respectively, the latter may be easily updated to support 800 Gbps;

•	Eight Lucent digital voice switches, plus one which is used for testing purposes;

•	Next Generation VoIP Network based on Sonus Softswitch and gateways to provide local and long distance services, the largest network of its type in Latin America;

•	Broadsoft Platform for Consumer VoIP Services and Enterprise Hosted IPPBX Services;

•

Cisco Systems IP/multiprotocol label switching (“MPLS”)/ATM/frame relay switches; “carrier-class” Cisco Gigabit Switch routers, carrier-class” Cisco Systems routers used for data services and internet connection; an MPLS core for VPN services; and over 11,000 modems for dial-up services; and

•	Cisco Systems Ethernet Metropolitan Rings for local area network (“LAN”) services, transparent, national, point-to-point, and point-to-multipoint.

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

We have large points of presence (“POPs”), in 30 cities within our long haul network, in addition to 78 metropolitan miniPOPs, junction and regenerator sites. A POP or miniPOP is a location where we have installed transmission and data switching equipment that serves as a switching center or relay for the larger network. Our POPs contain telecommunications equipment (switching and/or transport) and serve as interconnection points between different elements of our network and other networks (including Telmex). Each switch and POP is housed in a concrete structure that is equipped with an advanced power supply, air conditioning, security and fire protection system.

Fiber-optics. Our inter-and intra-city fiber-optic network is 6,101 kilometers in length and consists of three fiber-optic inter-city rings with the transmission capabilities of DWDM and Synchronous Digital Hierarchy (“SDH”) architecture. The network is located in the following areas:

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

We own metropolitan rings in 16 main cities. SDH and Ethernet technologies are used to provide all services as allowed by our long distance and value-added services concessions..

Pursuant to our long distance concession, we are permitted to send domestic traffic through AT&T’s U.S. network facilities to achieve connectivity among our inter-city fiber-optic rings and two border crossings at Tijuana and Ciudad Juarez. We are the only carrier with multiple SDH rings infrastructure in the border with the United States, through San Antonio, Texas to Nuevo Laredo and Reynosa, Tamaulipas in Mexico; this is a feature that provides diversity and reliability to our customers.

Our network incorporates Lucent True Wave “non-zero dispersion shifted” fiber-optic cable, which supports SDH and DWDM. SDH is the industry standard in transmission technology, similar to Synchronous Optical Network (“SONET”), which supports 2.5, 10 Gbps and higher transmissions over a single fiber-optic strand. SDH enables the deployment of bidirectional ring architecture, a system that allows for nearly instantaneous rerouting of traffic in the event of an equipment failure or a fiber-optic cut. We were the first Latin American carrier to use dense wave division multiplexing technology, which enables greatly expanded transmission capacity over the same physical infrastructure or fiber link through the installation of additional electronics, thus enabling us to increase significantly our transmission capacity. All of our initial long distance fiber-optic facilities use dense wave division multiplexing technology with an effective transmission rate of 40 Gbps per pair of fiber-optic strands, and our new DWDM system has 400 Gbps of capacity, with the possibility to upgrade it to 800 Gbps in an additional pair of fiber-optic strands. We are currently utilizing one pair of fiber-optic strands with a 2.5 Gbps capacity, a second pair of fiber-optic strands using dense wave division multiplexing technology with a capacity of 40 Gbps, of which we currently utilize sixteen wavelengths with a capacity of 22.5 Gbps, and a third pair of fiber-optic strands for Next Generation DWDM system with 400 Gbps.

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

Voice and VoIP Next Generation Network (“NGN”). We have deployed NGN infrastructure for VoIP services, such as pre/postpaid, local and long distance VoIP services, for business and consumer customers, based on softswitches, application servers and dedicated data infrastructure. Our main vendors include Sonus Networks, Inc. (“Sonus”), Broadsoft Inc. (“Broadsoft”), Pactolus Communications Software Corporation (“Pactolus”), Agnity Inc. (“Agnity”) and Genband Inc. (“Genband”) among others. An increasing number of VoIP and signaling gateways have been deployed in several cities, while the main control functions are centralized in Mexico City and Monterrey.

Local Number Portability (LNP) for fixed and mobile voice services was a regulatory mandate implemented in Mexico in 2008, covering all telecommunications operators and numbers within the same local service area, allowing for transfer of customers from mobile-to-mobile operators and from fixed-to-fixed operators, including basic local, freephone, and virtual network numbers.

All of our VoIP services are based on core technologies from vendors, and in the short term all of our local services voice traffic will be handled through this Next generation voice network. This infrastructure is especially suited for deploying Services over IP (“SoIP”) and advanced media switching services, such as conferencing and collaborative-work, which are provided through the same infrastructure based on customer requirements and demand.

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

Data Infrastructure. To support the growing demand for data services, we have deployed an MPLS-based core network for MPLS-VPNs, and Internet, and several metropolitan Ethernet networks. We have deployed ATM and frame relay switches in several cities, such as in Mexico City, Monterrey, Guadalajara, Puebla, Tijuana and Ciudad Juarez, which interconnect with AT&T’s Global Frame Relay network. Our IP network is supported by carrier class gigabit routers and other high capacity routers deployed in key points of presence and switch sites. Our IP protocol network interconnects with the global Internet via AT&T internet services and other high quality service providers. We have deployed Cisco Routers from our VPN infrastructure in places such as Mexico City, Monterrey, Guadalajara, Tijuana, Ciudad Juarez, Chihuahua, Culiacan, Cancun, Tampico, Mexicali, Hermosillo, Nogales, Ciudad Obregon, Los Mochis, La Paz, Acapulco, Ciudad del Carmen, Coatzacoalcos, Irapuato, Merida, Oaxaca, Tuxtla and Villahermosa. All of our service networks expand their coverage to the entire country through our own transmission network and through the use of alternate access providers.

Direct access. Our direct access facilities allow our customers to access our network directly and avoid interconnection with local exchange carriers and incumbent networks like Telmex’s. We have deployed metropolitan fiber-optic rings consisting of approximately 1,740 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juarez, Tijuana, San Luis Potosi, Queretaro, Leon and other cities in Mexico, each of which has been deployed using an SDH ring, IP/Ethernet or ATM architecture. To date, we have 78 metropolitan miniPOPs in our metropolitan rings acting as hubs to connect enterprise customers and some corporate buildings to our network, and more are scheduled for construction every year as customer demand increases. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

Wireless facilities. We hold two national point-to-point concessions to provide wireless connectivity to business customers (one in the 15 GHz band and one in the 23 GHz band). We also hold three point-to-multipoint concessions in the 10 GHz band covering Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacán, Mexico, Hidalgo and Morelos which provide direct access to our small business customers. We lease wireless frequency capacity from Conectividad Inalambrica 7GHz, S. de R.L., a joint venture between our equity holders and a subsidiary of Axtel, which acquired rights to use a concession in the 7 GHz band with national coverage to provide wireless connectivity to business customers and to expand the network infrastructure. To provide less capital-intensive direct access facilities and network interconnection in selected smaller cities (and for redundancy purposes), we have deployed 63 radio towers in our network. On these towers we have selectively deployed point-to-point and point-to-multipoint digital microwave transmission equipment. Our main suppliers of digital microwave equipment include Alcatel-Lucent Mexico, S.A. de C.V. (“Alcatel-Lucent”), Alvarion, Ltd (“Alvarion”), Marconi Systems, Microwave Networks International (“MNI”) and Harris Corporation (“Harris”). A continuous process of evaluation is performed among current and potential technology suppliers.

Leased facilities. To cost-effectively originate and terminate traffic in cities where we do not have a point of presence, we lease facilities (under operating lease agreements) from Telmex and other carriers for an installation fee plus a monthly fixed-cost charge. In this way, we are able to address a large number of additional end-users efficiently.

We continually review, optimize and improve our network, and we believe that there are no environmental issues that may have an impact on our network.

Other properties

Our other principal properties consist of management and customer service offices in Monterrey, Guadalajara and Mexico City, and sales offices and network infrastructure sites such as points of presence and regenerators that are located throughout Mexico. We own, or possess pursuant to leases, land totaling approximately 69,000 square meters on which our management offices, sales offices, customer service centers and points of presence are located. Our principal administrative offices are located in Monterrey and Mexico City and our principal operations center is located in Monterrey.

Item 4.A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

A. Operating results

Basis of presentation

We prepare our financial statements in conformity with Mexican FRS, which differs in certain significant respects from U.S. GAAP. See Note 18 to our audited consolidated financial statements for information related to the nature and effect of such differences and a quantitative reconciliation to U.S. GAAP of our net income (loss) reported under Mexican FRS for the years ended December 31, 2006, 2007 and 2008 and our of total stockholders’ equity as of December 31, 2007 and 2008.

Mexican FRS is established by Mexican Financial Accounting Standards Board for the Investigation and Development of Financial Reporting Standards (“CINIF”). This organization releases Mexican FRS and interpretations of Mexican FRS.

Mexican FRS requires that all financial information as of December 31, 2007, or prior periods, be presented in constant Pesos (constant Pesos have same purchasing power for each period indicated taking into account inflation) and financial information as of January 1, 2008 and for later periods be presented in adjusted nominal Pesos. Due to the implementation of the new NIF B-10 “Inflation Effects”, financial information as of January 1, 2008 and for later periods is presented in adjusted nominal Pesos, as the information includes the effects of inflation up to December 31, 2007, but will not include any future inflation adjustment. References in this annual report to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation. See Note 2-b to our audited financial statements for further details regarding the change in Mexican FRS. References in this annual report to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult.

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

Our revenues consist of: (a) fixed charges to customers for our data and internet services, which are billed mainly in Pesos, (b) fixed and variable charges to customers for our local services, which are billed in Pesos, (c) charges to customers for long distance calls, which are billed in Pesos and (d) charges to foreign carriers for termination of incoming international telephone calls, which are billed in U.S. dollars. Our revenues depend on the number of subscribers, volume of traffic, rates charged by us to our customers and settlement rates agreed with foreign carriers.

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

The following table sets forth information regarding our revenues:

	2006 (1)		2007 (1)		2008 (2)
Domestic long distance	1,074.3	23.7%	1,259.5	24.9%	1,047.8	22.4%
International long distance	1,115.0	24.6%	1,155.1	22.8%	674.7	14.4%
Data, internet and local services	2,346.3	51.7%	2,641.4	52.2%	2,950.1	63.1%

Total	4,535.6	100%	5,056.0	100%	4,672.5	100%

(1)	Expressed in million of Pesos of purchasing power as of December 31, 2007.
(2)	Information for 2008 expressed in millions of adjusted nominal Pesos.

The following table sets forth certain statistical data regarding our operations:

	2006		2007		2008
Long distance lines in service at end of period:
Business	65,408		77,238		78,176
Residential	326,611		284,606		172,916
Minutes of use for the period (1):
Domestic long distance	1,994,055	48%	1,879,101	57%	1,760,324	67%
International long distance	2,197,130	52%	1,391,913	43%	862,024	33%

Total	4,191,185	100%	3,271,013	100%	2,622,347	100%

(1)	In thousands.

Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operations are significantly impacted by economic conditions within Mexico.

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year Ended December 31,	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of the End of Each Year
1997	15.7%	19.8%	6.8%	$28.0	billion
1998	18.6%	24.6%	4.9%	$30.1	billion
1999	12.3%	21.3%	3.9%	$30.7	billion
2000	9.0%	15.3%	6.6%	$33.6	billion
2001	4.4%	11.3%	(0.2)%	$40.9	billion
2002	5.7%	7.1%	0.8%	$48.0	billion
2003	4.0%	6.2%	1.4%	$57.4	billion
2004	5.2%	6.8%	4.2%	$61.5	billion
2005	3.3%	9.2%	2.8%	$68.7	billion
2006	4.1%	7.2%	4.8%	$67.7	billion
2007	3.8%	7.2%	3.3%	$78.0	billion
2008	6.5%	8.3%	1.3%	$85.4	billion

Source: Banco de México

A portion of our cost of services and a significant portion of our operating expenses are indexed by inflation. Accordingly, increases in inflation will generally increase our cost of service and operating expenses. We generally have fixed contracts with our customers and in the event we are unable to raise our rates to incorporate increases in inflation, our results will be adversely affected.

Impact of foreign currency fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses are exposed to foreign currency fluctuations, our financial instruments are most exposed. As of December 31, 2008, the amount of our senior notes, bank loans, notes payable and capital leases denominated in U.S. dollars was Ps. 3,186.3 million.

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

From time to time, we assess our exposure and consider opportunities to manage this risk, including through the use of hedging instruments. In order to minimize the exchange rate risk of the Mexican Peso - U.S. dollar, on March 15, 2007 and October 12, 2007 we entered into a currency hedge to minimize the effect of fluctuations in the Mexican Peso - U.S. dollar exchange rate through two contracts. These contracts were effective from January 2008 through December 2008. On September 26, 2008 and September 29, 2008, our two economic hedges were canceled with a total premium paid of US$ 0.1 million due to the high volatility in the exchange rate experienced during that period.

In October 2008, we entered into a forward to sell contract to hedge the interconnection payments from AT&T at an average monthly net amount of US $1.2 million in December 2008 and January and February 2009, at an average exchange rate of Ps. 12.39 per US$ 1.

We recorded a loss of Ps. 63.2 million in the consolidated statement of operations related to hedge instruments that were settled throughout 2008.

See Item 3, “Key Information — Selected Financial Data” for a discussion of exchange rates.

IETU

On October 1, 2007, the Mexican government made changes to its tax system, which took effect on January 1, 2008. The changes introduced a flat tax (known as IETU for its acronym in Spanish), which replaces the Mexican asset tax and applies to taxpaying entities along with Mexican regular income tax. Taxpayers will calculate IETU tax at 17.5 percent of an income determined based on the cash flow (although transitional rates of 16.5 percent and 17.0 percent apply in 2008 and 2009, respectively). If the IETU tax is a positive amount, the enterprise compares the IETU tax to the income tax calculated under the current income tax system and to IETU tax credits. If the IETU tax is larger, this amount is classified as IETU tax and paid as a supplement to the regular income tax liability. However, if the IETU tax is positive but less than the regular income tax plus the IETU tax credits, no IETU tax is due. If the tax base that is subject to the IETU tax is negative (which will occur when deductible expenditures exceeds taxable receipts), the amount of excess expenditures multiplied by the IETU tax rate will result in a credit for the IETU tax that can be used to reduce or eliminate the regular income tax in the current year and/or reduce the IETU tax in the subsequent 10 years. For 2008, our current income tax is higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated income statements.

In accordance with the interpretation published by the CINIF last December 21, 2007 with respect to the accounting effects of the IETU tax, and based on our financial and tax projections, we have determined that we will continue to pay regular income tax in the foreseeable future. As a result, our management has not recorded any deferred IETU taxes as of December 31, 2008.

Regulations

We operate in a highly regulated industry and the services we provide as well as some of the rates we may charge our customers are subject to regulatory approval. See Item 4, “Information on the

Company – B. Business Overview – Regulatory framework and bodies.”

Results of operations

Fiscal Year ended December 31, 2008 compared to Fiscal Year ended December 31, 2007

Revenues

Total revenues decreased 7.6%, or Ps. 383.5 million, to Ps. 4,672.5 million in 2008 from Ps. 5,056.0 million in 2007, primarily due to lower long distance revenues.

Data, Internet and Local Services. During 2008, data, internet and local service revenues were Ps. 2,950.1 million, representing a 11.7% increase over the Ps. 2,641.4 million recorded in 2007. Such increase resulted primarily from an increase in our VPN and direct access services revenues, as we continue focusing our sales efforts on these services. Our data, internet and local service segment continued to consistently increase its share in our revenue portfolio, and represented 63.1% of our total revenues in 2008, compared to 52.2% in 2007.

Long Distance Services. Revenues derived from our long distance services in 2008 decreased 28.7%, to Ps. 1,722.5 million from Ps. 2,414.6 million in 2007. The decrease in long distance services revenues was primarily due to both lower traffic, which decreased 19.8% to 2,622 million minutes in 2008 from 3,271 million minutes in 2007, and lower rates.

Revenues from domestic long distance services in 2008 decreased 16.8%, or Ps. 211.7 million, to Ps. 1,047.8 million from Ps. 1,259.5 million in 2007. Our average domestic long distance revenue per minute decreased 7.7% to Ps. 0.60 in 2008 from Ps. 0.65 in 2007, due primarily to the competition in rates. Domestic long distance volume for 2008 also decreased 6.3%, or 119 million minutes, to 1,760 million minutes compared to 1,879 million minutes in 2007 due primarily to the decrease in traffic of our residential customers. Our total lines in service decreased 30.6%, or 110,751 lines, from 361,844 lines as of December 31, 2007 to 251,093 lines as of December 31, 2008, primarily as a result of our strategy to focus on our business customers and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues represented 22.4% of our revenue in 2008, compared to 24.9% of our revenue in 2007.

Revenues from international long distance services in 2008 decreased 41.6%, or Ps. 480.4 million, to Ps. 674.7 million from Ps. 1,155.1 million in 2007. International long distance volume decreased 38.1%, or 530 million minutes, to 862 million minutes in 2008 from 1,392 million minutes in 2007. Our average revenue per minute decreased 2.5%, from Ps. 0.80 in 2007 to Ps. 0.78 in 2008. During 2008, international long distance revenues represented 14.4% of total revenues, compared to 22.8% of total revenues in 2007. This decrease in both long distance volume and average revenue per minute is primarily the result of increased competition and our decision not to carry unprofitable traffic.

Cost of Services (excluding depreciation)

Our cost of services consisted primarily of interconnection costs, including:

•	local access charges and resale expenses, paid on a per-minute basis primarily to Telmex;

•	international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us; and

•	fees for leased lines, typically paid on a per-circuit per month basis to Telmex and other last mile access providers.

Cost of services decreased 19.3% to Ps. 1,789.0 million in 2008, compared to Ps. 2,217.7 million in 2007. The decrease in cost of services is primarily explained by lower volume of traffic in long distance services.

Data, Internet and Local Services. Cost of data, internet and local services decreased 1.4% to Ps. 749.5 million in 2008, compared to Ps. 757.7 million in 2007. This is primarily as a result of fixed costs optimization.

Long Distance Services. Cost of long distance services decreased 28.7% to Ps. 1,041.5 million in 2008, compared to Ps. 1,460.0 million in 2007. This decrease in cost of long distance services is primarily driven by a decrease in domestic and international long distance volume of traffic.

Gross Profit

Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization). Gross profit is a non-U.S. GAAP financial measure that is not defined under Mexican FRS.

We believe that gross profit can be useful to facilitate comparisons of operating performance between periods and with other companies. However, our computation of gross profit is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation and amortization expense. Though gross profit is a relevant measure of operating performance, it should not be considered as an alternative to operating income, determined in accordance with Mexican FRS, as an indication of our financial performance or as an indication of resources generated from operating activities (determined in accordance with Mexican FRS, as a measure of our liquidity), nor is it indicative of funds available to meet our cash needs.

Gross profit in 2008 increased 1.6% to Ps. 2,883.5 million from Ps. 2,838.4 million in 2007. Our gross profit increased primarily as a result of higher data, internet and local services gross profit, which helped to offset the decrease in the long distance services gross profit.

Data, Internet and Local Services. Our data, internet and local services gross profit increased 16.9%, or Ps. 318.9 million, to Ps. 2,202.6 million in 2008 from Ps. 1,883.7 million in 2007. This increase is primarily explained by an increase in revenues from our data, internet and local services, while cost of these services decreased.

Long Distance Services. Our long distance gross profit decreased 28.7% to Ps. 681.0 million in 2008, from Ps. 954.7 million in 2007. This decrease is primarily explained by a decrease in both domestic and international long distance revenues.

Our gross margin, defined as gross profit as a percentage of total revenues, increased to 61.7% in 2008 from 56.1% in 2007.

A reconciliation of our operating income to gross profit is provided below as of December 31, 2007 and 2008.

	Year ended December 31,
	2007 (1)		2008 (2)
Gross profit	Ps	2,838,362	Ps	2,883,520
Administration, selling and other operating expenses		(1,513,334)		(1,551,709)
Depreciation and amortization		(870,137)		(756,687)

Operating income	Ps	454,891	Ps	575,124

(1)	Information for 2007 is expressed in millions of Pesos with purchasing power as of December 31, 2007.
(2)	Information for 2008 is expressed in millions of adjusted nominal Pesos.

Administration, selling and other operating expenses

Administration, selling and other operating expenses increased 2.5% or Ps. 38.4 million to Ps. 1,551.7 million in 2008, from Ps. 1,513.3 in 2007. This increase is primarily explained by an increase of our personnel expenses. As a percentage of total revenues, administration, selling and other operative expenses represented 33.2% in 2008, compared to 29.9% in 2007.

Depreciation and amortization

Depreciation and amortization decreased 13.0% or Ps. 113.5 million to Ps. 756.7 million in 2008, from Ps. 870.1 million in 2007. This decrease is primarily explained by the ending of our preoperative expenses amortizations in the second half of 2007. In 2007, we recorded preoperative expenses amortizations in an amount of Ps. 114.6 million.

Operating income

Operating income increased 26.4% or Ps. 120.2 million to Ps. 575.1 million in 2008, from Ps. 454.9 million in 2007. This is primarily explained by the increase of Ps. 45.2 in gross profit coupled with a decrease of Ps. 113.5 million in depreciation and amortization when compared to 2007.

Comprehensive financial result

Our comprehensive financial result in 2008 was a loss of Ps. 943.9 million, compared to a loss of Ps. 179.5 million in 2007. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2007 (1)	2008 (2)
Interest expense	(314.2)	(294.6)
Interest income	30.2	29.1
Exchange loss, net	(2.2)	(615.2)
Effect of derivative financial instruments	2.9	(63.2)
Gain from monetary position	103.8	—

Comprehensive financial result, net	(179.5)	(943.9)

(1)	Information as of December 31, 2007 and for prior years are expressed in millions of Pesos purchasing of power as of December 31, 2007.
(2)	Information for 2008 is expressed in millions of adjusted nominal Pesos.

Our interest expense totaled Ps. 294.6 million in 2008 compared to Ps. 314.2 million in 2007. The decrease in the interest expense was primarily due to lower levels of indebtedness as a result of the corresponding amortization of our senior notes due 2010 on December 31, 2007 and June 30, 2008, and the US$ 23.1 million prepayment of a then outstanding bank facility on September 11, 2008, with internally generated funds and a new U.S. $15.0 million bank facility.

Interest income amounted to Ps. 29.1 million in 2008, compared to Ps. 30.2 million in 2007, primarily due to a lower average cash balance coupled with lower interest rates during 2008.

We recorded a foreign exchange loss of Ps. 615.2 million in 2008 compared to a foreign exchange loss of Ps. 2.2 million in 2007. We recorded an exchange loss primarily as a result of a 24.8% depreciation of the value of the Peso against the U.S. dollar during 2008, which caused our U.S. dollar-denominated monetary liabilities to exceed our U.S. dollar-denominated monetary assets.

The effect of derivative financial instruments was Ps. 63.2 million in 2008 due to a 6.2% appreciation of the Peso against the U.S. dollar during the first eight months of 2008. This situation affected our two economic hedge contracts with a fixed purchase exchange rate in 2008 of Ps. 10.82 per US$ 1 and Ps. 10.79 per US$ 1, respectively. On September 26, 2008 and September 29, 2008, our two economic hedge contracts were canceled, with a total premium paid of US$ 0.1 million.

In October, 2008, we entered into a forward to sell contract at an average monthly amount of US $1.2 million in December 2008 and January and February 2009, at an average exchange rate of Ps. 12.39 per US$ 1.

According to the new accounting pronouncement, the NIF B-10 “Inflation Effects” under Mexican FRS, which became effective on January 1, 2008, there is no gain from monetary position in 2008.

Income and IETU

We and our sole subsidiary, Servicios Alestra, are each responsible separately to pay the higher of the income tax or IETU, which are computed separately for each entity. Based on the projections prepared by our management relative to our projected tax results in future years, we have determined that we will be subject to income tax rather than IETU. Our projections assume the following:

a) we will not exercise the option to apply the immediate deduction on investments in 2009; and

b) we will not amortize the tax loss carry forward in an amount of Ps 1,155.6 million in 2009 and 2010.

Hence, a reserve has been created for this amount. As a result, a deferred income tax provision has been included in our income statement for 2008.

Net Income (loss)

As a result of the above factors, in 2008, we recorded a net loss of Ps. 384.3 million compared to a net income of Ps. 188.0 million in 2007. Despite an increase in operating income, we recorded a net loss, primarily due to a higher exchange loss in 2008, when compared to 2007.

Fiscal Year ended December 31, 2007 compared to Fiscal Year ended December 31, 2006

Revenues. Total revenues increased 11.5%, or Ps. 520.4 million, to Ps. 5,056.0 million in 2007 from Ps. 4,535.6 million in 2006. This result was primarily due to higher long distance revenues and a sustained growth of our data, internet and local services.

Data, Internet and Local Services. During 2007, data, internet and local service revenues reached Ps. 2,641.4 million, representing a 12.6% increase over the Ps. 2,346.3 million recorded in 2006, driven primarily by an increase in our data and internet services revenues, as we focused our sales efforts in these services. During 2007, we expanded our local service to Michoacán and Celaya Our data, internet and local service segment represented 52.2% of our total revenues in 2007, compared to 51.7% in 2006.

Long Distance Services. Revenues derived from our long distance service in 2007 increased 10.3%, to Ps. 2,414.7 million from Ps. 2,189.4 million in 2006; while total volume of minutes handled decreased 21.9% to 3,271 million minutes in 2007 from 4,191 million minutes in 2006. Despite a decrease in traffic volume, the increase in revenues was primarily due to higher rates resulting from the implementation of the domestic and international “long distance calling party pays” system. Under this system, mobile telephone subscribers do not pay for incoming calls; instead the customer that originates a domestic or international call, either from a fixed line or a mobile phone pays the entire fee for placing the call and the originating network pays an additional charge to the terminating mobile network. To offset the impact of the additional charge, we increased our rates.

Revenues from domestic long distance services in 2007 increased 17.2%, or Ps. 185.2 million, to Ps. 1,259.5 million from Ps. 1,074.3 million in 2006. Our average domestic long distance revenue per minute increased 23.1% to Ps. 0.65 in 2007 from Ps. 0.53 in 2006. Domestic long distance volume for 2007 decreased 5.8%, or 115 million minutes, to 1,879.1 million minutes compared to 1,994.1 million minutes in 2006, driven primarily by the decrease in traffic of our residential customers. Our total lines in service decreased 7.7%, or 30,175 lines, from 392,019 lines as of December 31, 2006 to 361,844 lines as of December 31, 2007, primarily as a result of our strategy to focus on our business customers and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues represented 24.9% of our revenue in 2007, compared to 23.7% of our revenue in 2006.

Revenues from international long distance services in 2007 increased 3.6%, or Ps. 40.1 million, to Ps. 1,155.1 million from Ps. 1,115.0 million in 2006. This growth in revenues was primarily due a 62.2% increase in the average revenue per minute from Ps. 0.50 in 2006 to Ps. 0.80 in 2007. The increase in the average international long distance revenue per minute was a result of the implementation of the “long distance calling party pays” system explained above. In 2007, international long distance revenues represented 22.8% of total revenues, compared to 24.6% in 2006.

Cost of Services (excluding depreciation)

Our cost of services consisted primarily of interconnection costs, including:

•	local access charges and resale expenses, paid on a per-minute basis primarily to Telmex;

•	international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us; and

•	fees for leased lines, typically paid on a per-circuit per month basis to Telmex and other last mile access providers.

Cost of services increased 28.3% to Ps. 2,217.7 million in 2007, compared to Ps. 1,728.5 million in 2006. The increase in cost of services was primarily driven by a 30.0 % increase in cost of long distance services due to the implementation of the “long distance calling party pays” system, to Ps. 1,459.9 million in 2007 from Ps. 1,120.4 million in 2006, and the increase in cost of data, internet and local services by 24.6% to Ps. 757.7 million in 2007, compared to Ps. 608.1 million in 2006.

Gross Profit

Gross profit in 2007 increased 1.1% to Ps. 2,838.4 million from Ps. 2,807.1 million in 2006. Our gross profit increased primarily as a result of higher non-long distance gross profit, which helped to offset the decrease in the long distance gross profit. Our data, internet and local services gross profit increased 8.4%, or Ps. 145.4 million, to Ps. 1,883.7 in 2007 from 1,738.2 million in 2006, while our long distance gross profit decreased 10.7% to Ps. 954.7 million in 2007, from Ps. 1,068.9 million in 2006.

Our gross margin, defined as gross profit as a percentage of total revenues, decreased to 56.1% in 2007 from 61.9% in 2006.

Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization).

Gross profit is a non-U.S. GAAP financial measure that is not defined under Mexican FRS.

We believe that gross profit can be useful to facilitate comparisons of operating performance between periods and with other companies. However, our computation of gross profit is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation and amortization expense. Though gross profit is a relevant measure of operating performance, it should not be considered as an alternative to operating income, determined in accordance with Mexican FRS, as an indication of our financial performance or as an indication of resources generated from operating activities (determined in accordance with Mexican FRS, as a measure of our liquidity), nor is it indicative of funds available to meet our cash needs.

For a reconciliation of our operating income to gross profit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Gross Profit Reconciliation”.

A reconciliation of our operating income to gross profit is provided below as of December 31, 2006 and 2007.

	Year ended December 31,
	2006		2007
	(in million of constant Pesos)
Gross profit	Ps	2,807,124	Ps	2,838,362
Administration, selling and other operating expenses		(1,536,129)		(1,513,334)
Depreciation and amortization		(1,084,016)		(870,137)

Operating income	Ps	186,979	Ps	454,891

Administration, selling and other operating expenses

Administration, selling and other operating expenses decreased 1.5% or Ps. 22.8 million to 1,513.3 million in 2007 from Ps. 1,536.1 in 2006. This decrease primarily explained by lower marketing expenses, coupled with an 11.5% increase of total revenues in 2007, allowed the reduction to 29.9% in 2007 from 33.9% in 2006 of the administration, selling and other operating expenses as a percentage of total revenues.

Depreciation and amortization

Depreciation and amortization decreased 19.7%, or Ps. 213.9 million, to Ps. 870.1 million in 2007, from Ps. 1,084.0 million in 2006. This decrease is primarily explained by the ending of our preoperative expenses amortizations in the second half of 2007.

Operating income

Operating income increased 143.3%, or Ps. 267.9 million, to Ps. 454.9 million in 2007, from Ps. 187.0 million in 2006. This increase is primarily explained by the Ps. 213.9 million decrease in depreciation and amortization coupled with an increase in our gross profit.

Comprehensive financial result

Our comprehensive financial result in 2007 was a loss of Ps. 179.5 million, compared to a loss of Ps. 292.5 million in 2006. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2006	2007
	(in millions of constant Pesos)
Interest expense	(429.0)	(314.2)
Interest income	52.1	30.2
Exchange loss, net	(48.9)	(2.2)
Effect of derivative financial instruments	—	2.9
Gain from monetary position	133.3	103.8

Comprehensive financial result, net	(292.5)	(179.5)

Our interest expense decreased 26.8%, or Ps. 114.8 million, to Ps. 314.2 million in 2007, from Ps. 429.0 million in 2006. The decrease in interest expense was primarily due to lower levels of indebtedness as a result of the corresponding amortization of our senior notes due 2010 and on July 2, 2007, and the corresponding principal amortization of our bank facility, in the amount of US$ 3.8 million on each of February 1, 2007, May 2, 2007, August 2, 2007 and November 5, 2007.

Interest income decreased Ps. 21.9 million to Ps. 30.2 million in 2007, from Ps. 52.1 million in 2006, primarily due to a lower average cash balance coupled with lower interest rates towards the second half of 2007.

Even though there was a 0.1% appreciation of the Peso against the U.S. dollar in 2007, we recorded a foreign exchange loss of Ps. 2.2 million in 2007. This was driven primarily by the variations of the exchange rate in 2007 that adversely affected the valuation of our net monetary liabilities.

Gain from monetary position decreased from Ps. 133.3 million in 2006 to Ps. 103.8 million in 2007. The decrease was primarily due to a reduction of monetary liabilities in 2007, as compared to 2006, coupled with a lower Mexican inflation of 3.8% for 2007, compared to 4.1% inflation in 2006.

Income and asset taxes

Until the adoption of IETU on January 1, 2008, we and our sole subsidiary, Servicios Alestra, were each responsible separately to pay the higher of the income tax or asset tax, which were computed separately for each entity. Based on the projections prepared by our management relative to our projected tax results in future years, we have determined that we will be subject to income tax rather than IETU. Our projections assume the following:

a)	we will not exercise the option to apply the immediate deduction on investments in 2009; and

b)	we will not amortize the tax loss carryforwards in an amount of Ps 680.1 million comprised from 2008 to 2010.

Hence, a reserve has been created for this amount. As a result, a deferred income tax provision has been included in our income statement for 2007. In order to defer asset tax payments in 2007, we determined our asset tax using the tax basis of the fourth preceding year instead of the current year as established in the option of Article 5-A of the Asset Tax Law (Ley del Impuesto al Activo). We also used a reduction to the asset tax, as allowed in Article 23 from the Asset Tax Law, that in this case was enough to cover the asset tax determined for the year in December 31, 2007.

In 2007, Servicios Alestra recorded an asset tax of Ps. 2.8 million.

Net Income (loss)

In 2007, we recorded a net income of Ps. 188.0 million compared to a net loss of Ps. 123.7 million in 2006. This is a result of higher operating income in 2007 compared to 2006 coupled with a reduction of comprehensive financial loss, primarily the result of an exchange gain and lower interest expenses compared to 2006.

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

Allowance for doubtful accounts

We take what we believe is a conservative approach toward uncollectible accounts, commonly called the Spindown Method. For all services, this method calculates a certain reserve based on an estimate of the amount of customer accounts receivable that will become uncollectible. Both the residential and business accounts, will be fully reserved when those accounts are 241 days and 271 days past due, respectively. To obtain this forecast, an uncollectible rate (the “Spindown Rate”) is estimated and applied to each bucket of the accounts receivable. The Spindown Rate applied on each month’s reserve calculation equals the average Spindown Rate registered on the previous six-month period. Payment is due 25 days after the issuance of an invoice. We take several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person-to-person calls. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 60 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance greater than Ps.50, the account is also assigned to a collection agency 120 days after the due date. If the efforts of collection agencies are unsuccessful and the balance is large enough to make legal proceedings worthwhile, we commence legal proceedings. As of December 31, 2006, 2007 and 2008, our allowance for doubtful accounts was Ps. 75.6 million, Ps. 55.6 million and Ps. 83.4 million, respectively. We consider this reserve is sufficient to cover the probable loss of accounts receivables; however, we cannot assure that we will not be required to increase the amount of this reserve. A 10% change in the amounts estimated to be uncollectible would result in a change in uncollectible expense of approximately Ps. 8.3 million.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine depreciation and amortization expense to be recorded during any reporting period. The useful life of an asset is estimated at the time the asset is acquired and is based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened. This would result in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in asset’s value. We review assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations, including estimates of revenues, costs, operating expenses, capital expenditures and debt service. For US GAAP purposes, pursuant to Statement of Financial Accounting Standards (“SFAS”) 144, we review the carrying value of our long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if an asset is impaired, in which case the asset is written down to its fair value. Based in our cash flow analysis, no impairment existed at December 31, 2006, 2007 and 2008.

Deferred Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process requires us to estimate our certain current tax exposure together with an assessment of temporary differences resulting from the differing treatment of certain items for tax and accounting purposes, such as depreciation and amortization, cost and accruals, and allowance for doubtful accounts. These differences result in deferred tax assets and liabilities, which are included on our consolidated balance sheet. This method of determining deferred taxes is known as the comprehensive asset – liability method. To the extent we establish a valuation allowance or we increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In 2008 we had a valuation allowance of Ps. 89.9 million, due to uncertainty whether we may use certain deferred tax assets, primarily certain net operating losses carried forward, before they expire. We began accumulating net operating loss carry-forwards beginning in 1996.

These net operating loss carry-forwards expire ten years after they accumulate. The valuation allowance is based on financial projections prepared by us. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance that could materially impact our financial position and results of operations.

In accordance with the interpretation published by the CINIF on December 21, 2007 with respect to the accounting effects of the IETU tax, and based on our financial and tax projections, we have determined that we will continue to pay regular income tax in the foreseeable future. As a result, our management has not recorded any deferred IETU taxes as of December 31, 2008.

New Accounting Pronouncements Under Mexican FRS

During the last months of 2008, the Mexican Financial Reporting Standards Board (CINIF) issued the following Mexican FRS effective in January 1, 2009. It is considered that such Mexican FRS will not have a significant impact in the financial information to be presented by the Company.

NIF B-7 “Business acquisitions”. This NIF Establishes the general standards for valuation and disclosure in the initial recognition of the net assets acquired in a business acquisition at acquisition date as well as for the minority interest and other items that may arise in them, such as goodwill.

NIF B-8 “Consolidated and combined financial statements”. This NIF establishes the general standards for the preparation and presentation of the consolidated and combined financial statements; as well as for the disclosures accompanying such financial statements.

NIF C-7 “Investments in associated companies and other permanent investments”. This NIF sets forth the standards for the accounting recognition of the investments in associates, and other permanent investments in which there is no control, joint control or significant influence.

NIF C-8 “Intangible assets”. This NIF sets forth the valuation, presentation and disclosure standards for the initial and subsequent recognition of the intangible assets acquired individually or through a business acquisition, or internally generated in the normal course of business.

NIF D-8 “Share-based payments”. This NIF stipulates the standards for the recognition of share-based payments in the financial information. This Mexican FRS leaves the supplemental application in Mexico of the IFRS 2 Shared based payments issued by the CINIF without effect.

INIF 16 “Transference of category for financial instruments with trading purposes”. The object of this INIF is to establish the conditions that should be achieved to transfer a financial instrument from trading into available for sale or held to maturity categories, and its relative disclosures.

New Accounting Pronouncements under U.S. GAAP

In December 2008 the FASB approved FASB Staff Position (FSP) No. FAS 132(R)-1, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (FSP No. FAS 132(R)-1), which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to Statement 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company does not expect any material impact on its financial position and results of operations with the adoption of this statement.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently analyzing the effect that this statement will have on its financial position and results of operations.

In December 2007, the FASB published SFAS No. 160 “Non Controlling Interests in Consolidated Financial Statements” — an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements.

SFAS No. 160 will be effective for fiscal years, and interim periods beginning after December 15, 2008, earlier adoption is prohibited and shall be applied prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company has adopted this pronouncement on January 1, 2009.

The adoption of this statement will cause some changes to our Company’s presentation of financial results and our statement of position. However, these changes are not expected to be of a material nature.

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

SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, earlier adoption is prohibited. The Company has adopted this pronouncement on January 1, 2009 to be applied in any future business combination.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. See Note 18 to our audited consolidated financial statements for information relating to the nature and effect of such differences. Financial statements prepared under Mexican FRS recognize the effects of inflation until December 31, 2007, whereas financial statements prepared under U.S. GAAP are presented on a nominal cost basis. We are not required to reverse the Mexican inflation accounting adjustments when reconciling Mexican FRS to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Accordingly, these nominal-adjusted figures are considered a more meaningful presentation than nominal cost-based financial reporting for both Mexican and U.S. accounting purposes.

Net income (loss) under U.S. GAAP amounted to Ps. 300.6 million in 2006, Ps. 299.0 million in 2007 and Ps. (227.1) million in 2008, compared with net income (loss) under Mexican FRS of Ps. (123.6) million in 2006, Ps. 188.0 million in 2007 and Ps. (384.3) million in 2008.

Stockholders’ equity under U.S. GAAP amounted to Ps. 1,779.3 million in 2006, Ps. 2,075.3 million in 2007 and Ps. 1,852.1 million in 2008, compared with stockholders’ equity under Mexican FRS of Ps. 2,392.5 million in 2006, Ps. 2,597.9 million in 2007 and Ps. 2,216.8 in 2008. See Note 18 to our audited consolidated financial statements for further discussion of the adjustments under U.S. GAAP.

B. Liquidity and capital resources

During 2008 we generated sufficient cash flow from operations to fund our requirements, including working capital, capital expenditures and our debt service.

We continue to focus our capital expenditures on businesses that we believe may offer more attractive margins and a short-to medium term return. All capital expenditures are included in a budget which is pre-authorized by our Board of Directors. We do not expect that any single capital expenditure in 2009 will have a material impact on our operations or financial results. We consider all capital expenditures to be discretionary in nature. We may incur additional indebtedness in 2009 to finance a portion of our capital expenditures. We plan to pay the corresponding principal amortization of our senior notes due 2010. We believe that we will generate positive capital resources from our operations to fund working capital, capital expenditures and most of our debt service needs in 2009. In 2009, we may also seek alternatives to refinance our existing debt, in order to minimize refinancing risk of our senior notes due 2010.

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

Current Liquidity

As of December 31, 2007 and 2008, we had Ps. 283.1 million and Ps. 202.8 million of unrestricted cash and cash equivalents available, respectively. Unrestricted cash and cash equivalents balance decreased Ps. 80.3 million from December 31, 2007 to December 31, 2008 primarily due to the following factors:

•

the reduction of total debt from December 31, 2007 to December 31, 2008 in an amount of Ps. $212.0 million, as a result of the corresponding principal amortization of our senior notes due 2010 and the payment of our bank facility with Deutsche Bank AG (“Deutsche Bank”); and

•	temporary investment in our senior notes due 2010 in an amount of US$ 12.6 million for the year ended December 31, 2008.

The unrestricted cash and cash equivalents balance consists of cash and temporary investments with original maturities of three months or less. Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican banks, U.S. banks and corporations with the highest credit ratings. As of December 31, 2008 we had cash of Ps. 202.8 million, of which Ps. 12.9 million was in cash, Ps. 48.5 million in U.S. dollar-denominated instruments and Ps. 141.4 million was in Peso-denominated instruments. In addition, we have a temporary investment of US$ 12.6 million in our senior notes due 2010. This investment in our senior notes due 2010 has been registered in our financial statements as a reduction of our total senior notes outstanding. In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of December 31, 2007 and 2008 our ratio of current assets to current liabilities was 0.90x and 0.58x, respectively. Our ratio of current assets to current liabilities as of December 31, 2008 includes as current liabilities the payment of our bank facility that is due in September 2009 and also the corresponding principal amortization of the senior notes due 2010 that will be payable on June 2009 and December 2009.

In 2008 our operating activities provided cash flow in an amount of Ps. 1,309.9 million. We also incurred in Ps. 414.7 million of new debt throughout the year. These resources were primarily use to:

•	The acquisition of property and equipment in an amount of Ps. 788.2 million;

•	The payment of Ps. 482.4 million of the corresponding debt amortization of our senior notes due 2010 and Ps. 392.9 million payment of other debt and bank loans; and

•	Interest payment corresponding to our then outstanding debt in an amount of Ps. 261.7 million.

Our unrestricted cash and cash equivalents at the end of the year amounted Ps. 202.8 million.

Changes in financial position for the years 2006 and 2007 are explained as follows:

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

Up through December 31, 2007, under Mexican FRS, the changes in financial position for operation activities, financing and investing, were presented through the statements of changes in financial position. On January 1, 2008, Mexican FRS B-2 “Statement of Cash Flows” became effective on a prospective basis. Therefore management has included the new statement of cash flow for the year ended December 31, 2008. See note 2 to the consolidated financial statements for further details regarding this change. Due to the adoption of Mexican FRS B-2 “Statement of Cash Flows”, 2008 information is not directly comparable to 2007 and prior years. The criteria for determining resources used in, or generated from, operating, investing and financing activities under the new Mexican FRS B-2 “Statement of Cash Flows” is different from prior years.

Given the nature of our revenues derived from services rendered to multinational companies and from international incoming traffic, which are U.S. dollar denominated, and of our costs and expenses, which are principally Peso-denominated, we believe we will be only partially insulated from potential exchange rate fluctuations.

For this reason, from time to time, we assess our exposure and consider opportunities to manage this risk, including through the use of hedging instruments. In 2008 we used currency hedge instruments to minimize the effect of fluctuations in the U.S. dollar/Mexican Peso exchange rate. See item 5, “Operating and Financial Review and Prospects – Results of Operations”.

Material Commitments and Funding

The table below describes by year of payment due current material commitments as of December 31, 2008.

	As of and for the year ended December 31,
	2009	2010	2011	2012
	(in millions of Pesos) (1)
Vendor financing (2)	100.1	97.5	81.4	25.6
Principal	84.8	88.1	77.3	24.8
Interest	15.3	9.5	4.0	0.8
Lease financing (3)	1.9	—	—	—
Principal	1.9	—	—	—
Interest	—	—	—	—
Principal payments on long-term debt (4)	754.5	2,224.8	—	—
Notes interest payments (5)	214.6	89.0	—	—
Operating leases	99.4	105.1	108.6	113.0
Capital expenditures (6)	899.1	—	—	—

Total	2,069.5	2,516.4	190.0	138.7

(1)	Nominal Pesos converted from U.S. dollars at a rate of 13.8320 Pesos per 1.00 U.S. dollar, which is the noon buying rate provided by The Federal Reserve Bank of New York on December 31, 2008.
(2)	HP and Cisco vendor financing facilities.
(3)	CSI lease financing facility.
(4)	Principal payments on the bank facility and senior notes due 2010.
(5)	Interest payments on the bank facility and senior notes due 2010.
(6)	Derived from the annual budget from 2009.

Our vendor financing commitments includes two loans facilities with Hewlett-Packard Operations México S. de R.L. de C.V. (“HP”) with an expiration in October 2012 and two Cisco Systems Capital Corporation (“Cisco”) loan facilities with final maturities in August and October, 2011.

Our lease financing commitments include a capital lease contract with CSI Leasing México, S. de R.L. de C.V. (“CSI”), which expires in April 2009. Our principal long term debt commitments for 2009 and 2010 include the principal amortization of our outstanding bank facility and senior notes due 2010. The interest commitments for 2009 and 2010 include the interest payments on our bank facility and on our senior notes due 2010. Our operating lease commitments include the rent of our operative and administrative buildings, and our capital expenditures commitments include an estimate of our capital expenditures for this year.

Capital expenditures for 2006, 2007 and 2008 amounted to Ps. 482.0 million, Ps. 600.4 million and Ps. 793.4 million, respectively. Our estimated payment according to our 2009 annual budget is Ps. 899.1 million.

We believe that the funds to meet our material commitments in 2009 will be provided by internally-generated funds from our operations and through new available vendor and lease financing facilities. A new financing will be necessary to refinance our senior notes due 2010, which mature on June 30, 2010.

Senior Notes due 2010

The senior notes due 2010 pay interest semi-annually in cash in arrears at a rate of 8% per annum on June 30 and December 30 beginning on December 30, 2003. As of December 31, 2008 we had US $ 213.0 million of senior notes due 2010 outstanding. The principal amortization of the senior notes due 2010 on each June 30 and December 30 occurring on or after December 30, 2008, according to the following table:

Principal payment date	Percentage of original principal amount payable	Percentage of remaining original principal amount
June 30, 2009	6.50%	63.50%
December 30, 2009	6.50%	57.00%
June 30, 2010	57.00%	—

The indenture governing our senior notes due 2010 contains the following covenants, among others, each subject to certain customary exceptions and carve-outs:

•

subject to specified exceptions, we may not incur indebtedness unless our consolidated leverage ratio would be less than or equal to 4.0 to 1.0; as of December 31, 2008, our consolidated leverage ratio was lower than 4.0 to 1.0;

•

subject to specified exceptions, we may not make restricted payments, such as dividends, unless we could incur at least one additional dollar of indebtedness, no event of default has occurred, and the sum of all restricted payments since May 17, 1999 is less than a specified amount; and

•	subject to specified exceptions, we may not incur any liens on any of our properties.

Other indebtedness

On September 10, 2008, we obtained a bank facility with Comerica Bank (“Comerica”) in an amount of US$ 15.0 million. The facility has a variable interest rate of 1 month LIBOR plus 1.75%. Interest payments are payable each month, with the principal due at maturity on September 10, 2009. The funds of this new bank facility together with internally generated funds were used to prepay the US$23.1 million debt outstanding under our previous bank facility with Deutsche Bank.

We have two loan facilities with Cisco, with a balance as of December 31, 2008 of US$ 12.3 million and final maturities on August 7, 2011 and October 28, 2011, respectively.

We have two loan facilities with HP, with a balance as of December 31, 2008 of US$ 7.6 million and final maturity on October 31, 2012.

We also have a capital lease contract with CSI, with a balance as of December 31, 2008 of US$ 0.1 million. Final maturity of this facility is in April 2009.

Other developments

In 2008 we experienced a 25% decrease in long distance and internet revenues of our consumer segment when compared to 2007. This decrease in revenues was primarily due to:

•	rates reductions along the long distance and internet consumer segments;

•	lower acquisition rates;

•	customer churn in the consumer segment;

•	migration to VoIP services; and

•	high competition.

We expect that long distance and internet revenues from the consumer segment will continue to decline. As a result, we decided to redefine the organizational structure of our consumer business unit and other support areas in 2008. This restructuring resulted in a reduction of approximately 270 employees with remuneration upon termination of labor of approximately Ps. 35.3 million.

From September 2008 through October 2008, we acquired a portion of our 8% senior notes due 2010 as a temporary investment. As of December 31, 2008, we have acquired $12.6 million of our senior notes due 2010. This investment in our senior notes due 2010 has been registered in our financial statements as a reduction of our total senior notes outstanding.

Legal Proceedings

Sanction regarding infractions of the public administration acquisition act

On July 16, 2006, Corporación Mexicana de Investigación en Materiales, S.A. de C.V. (“COMIMSA”), (a Mexican public administration entity) held a bid process to select a provider of domestic and international long distance services. We participated in the bid process and on July 20, 2006, we were chosen by COMIMSA to provide these services. On August 21, 2006 we notified COMIMSA that we were not capable of providing long distance services in two of the cities in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre-subscription by Cofetel in accordance with the long distance service rules. As a result, we could not enter into the respective services agreement which we were obliged to execute. As a result, on October 3, 2006 COMIMSA filed with the Secretaria de la Función Publica, the administrative comptroller agency of the Mexican government (“SFP”), an administrative proceeding against us to determine if we were subject to sanctions under the applicable law. SFP decided that we infringed on the applicable law and imposed sanctions consisting of (i) a restriction on participating in public bids or offering telecommunication services to the Mexican federal administration for a three-month period, and (ii) a fine of Ps. 75,000. Against such resolution we filed an amparo suit (a constitutional defense procedure under Mexican law) before the Sixth District Court in Mexico City, and obtained the suspension of the ruling on January 9, 2007. Our main arguments were that we did not commit any fraudulent conduct and that COMIMSA did not suffer any damages. On June 26, 2008, Mexico’s Supreme Court issued a resolution stating that SFP committed procedural mistakes in its resolution. As a consequence, in accordance with the Supreme Court resolution, SFP revised its administrative procedure and intends to reissue its decision. Previously we filed an amparo suit against SFP’s decision with the Twelfth District Court in Mexico City, and obtained the suspension of the decision. Our main argument was that SFP had no competence to resolve the administrative proceeding. At this point in time, we are allowed to participate in public bids with the Mexican government and we do not have to pay any penalty. However, the outcome of the amparo suit is still pending. In our opinion; although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on our financial position; results of operations or cash flows.

Claim regarding a fire originated in a building leased by Servicios Alestra

In August 2006, ABA Seguros S.A. de C.V. (“ABA Seguros”) and 7-Eleven, Inc. (“7-Eleven”) filed a claim against our subsidiary Servicios Alestra in the amount of Ps. 50.0 million, for damages from a fire that began in the building leased by us to Casa Chapa, S.A. de C.V., under the theory of subrogation of rights. We filed our response with the support of ACE Seguros (our insurance carrier), since ACE Seguros is the party that would pay if Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. Although the outcome of the claim has not yet been decided, we do not believe it would have a substantial effect on our finances. In our opinion; although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on our financial position; results of operations or cash flows.

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

Our financial results for the periods discussed in this annual report have been influenced by a variety of other factors not directly related to regulatory structures, including economic conditions in Mexico, government rate-setting policies, and levels of competition. A number of these factors have been particularly significant to our results in the past, and some of these factors, such as the Mexican rate of inflation, the exchange rate fluctuation, and the decline of long distance rates, are expected to continue to influence our financial results.

The Mexican telecom industry is highly influenced by various U.S. industry trends, such as:

•	the growth in broadband access;

•	the convergence of services and industries, as evidenced by the introduction of voice and data bundles in the market;

•	multi-service IP services, such as Virtual Private Networks; and

•	mobile services.

E. Off-balance sheet arrangements

Not applicable.

F. Tabular disclosure of contractual obligations

	(in millions of Pesos) (1) Payments due in period
Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (2)	3,283	969	2,314	—	—
Principal	2,979	755	2,225	—	—
Interest	304	215	89	—	—
Vendor and capital lease financing (3)	307	102	205	—	—
Operating lease obligation	794	99	327	240	127
Purchase obligations (4)	125	125	—	—	—
Pension obligations	106	15	45	30	15

Total	4,614	1,311	2,890	270	143

(1)	Calculated based on an exchange rate of Ps. 13.8320 per U.S. dollar, the noon buying rate as provided by The Federal Reserve Bank of New York on December 31, 2008.
(2)	Interest and principal amount of our bank facility and senior notes due 2010.
(3)	CSI, HP and Cisco financing facilities.
(4)	Maintenance contracts.

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management

Biographies of Senior Management

Rolando Zubirán Shetler (56) is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us on January 1, 1999. He has served as President and General Manager of Compania Ericsson S.A.C.I. in Argentina, as Managing Director of Ericsson Telecom, S.A. de C.V. in Mexico, as Managing Director of Ericsson Telecomunicacoes S.A. in Brazil and various other positions in business planning. Mr. Zubirán holds a Bachelor’s of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México and a Master’s of Science Degree in Operations Research from the University of Southern California.

Bernardo García (50) is the Vice-President of our Consumer Small Business Market. Mr. García has been with us since our start in 1996 and has held several positions, including marketing director, enterprise sales director and commercial strategy director. Before joining us, he also served in several positions in Alfa, including one on the team that negotiated the joint venture agreement with AT&T to form our company. Mr. García holds a Bachelor’s Degree in Industrial and Systems Engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey, a Master’s Degree in International Trade from Universidad de Monterrey and an MBA from IMD in Switzerland.

Raúl Ortega (52) is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications, as well as in trade politics, policy and regulation in the U.S. and

Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C. He holds an accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen (56) is our Chief Operations and Systems Officer. Mr. Irigoyen has over 20 years of human resources experience in various Alfa subsidiaries and corporate organizations. Mr. Irigoyen’s expertise is focused in the areas of labor relations and compensation. Prior to his assignment with us, he served as Director of Administrative Staff and Services at Alfa’s Corporate Headquarters where he held various managerial positions in Human Resources. Mr. Irigoyen joined us in 1996. Mr. Irigoyen has a Bachelor of Science Degree in Mechanical Engineering from the Universidad Autónoma de Nuevo León, a Master of Science Degree in Economics, majoring in Human Resources Administration, from the University of Utah, and he attended the Instituto para la Alta Dirección de Empresas. He has also been a consultant at the Instituto Tecnológico de Estudios Superiores de Monterrey and at the Universidad Autónoma de Nuevo León.

Patricio de la Garza (54) is our Chief Financial and Administrative Officer. Mr. de la Garza has over 20 years of experience in services and finance. Prior to his assignment with us, he worked for 10 years at Alfa where he held various managerial positions. Mr. de la Garza has been with us since our inception in 1995, starting as Treasurer, and his responsibilities included our notes issuance. Mr. de la Garza has a Bachelor of Accounting Degree and an M.B.A. from the Instituto Tecnológico de Estudios Superiores de Monterrey. He also attended the Instituto para la Alta Dirección de Empresas.

Biographies of Directors

Armando Garza Sada (51) is the President of the Board of Directors of Alestra and currently is the Corporate Development President for Alfa. Prior to taking his current position, Mr. Garza was President of Sigma from 1993-1999. Before Sigma, he held other executive positions, including Vice-President of Planning in Alfa’s holding company and President of Polioles and Selther. Mr. Garza is a member of the Board of Alfa, Femsa, Coca Cola Femsa, Gigante, Lamosa, Liverpool, MVS, Pyosa, Farmacias Benavides, ITESM and Vitro Vidrio Plano. He served as Chairman of CAINTRA (Nuevo Leon Chamber of the Manufacturing Industry) and CEESP (a private sector economic think-tank). He is also a member of the Board of CCE (Corporate Coordination Council), the Stanford Business School Alumni Association, Rabobank’s North American Agribusiness Advisory Board, and the Dean’s Advisory Council of MIT’s Sloan School of Management. Mr. Garza has a B.S. in Management from the Massachusetts Institute of Technology and a M.B.A. from the Stanford Graduate School of Business. Mr. Garza, who is a nominee of Alfa, has been a director of Alestra since October 2001.

Alejandro Elizondo Barragán (56) is the Chief Financial and Planning Officer for Alfa. Prior to taking his current position, Mr. Elizondo was the Chief Executive Officer of Hylsamex. He has over 30 years experience in Alfa, where he has held various executive positions. Mr. Elizondo is a member of the Board of Directors of Embotelladoras Arca, Hylsamex and Banco Regional de Monterrey. He has a Bachelor’s Degree in Mechanical Engineering from the Instituto Tecnológico de Monterrey and a M.B.A. from Harvard University. Mr. Elizondo, who is a nominee of Alfa, has been a director of Alestra since March 2006.

Jorge Bustamante García Moreno (54) is the Treasurer for Alfa. He has held several positions, including the Vice-President of Finance and Planning, at different subsidiaries of Alfa, specifically at Nemak, Alestra, DAK Amerikas, AKRA and Versax. Mr. Bustamante obtained his Bachelor’s Degree in Actuarial Sciences from the Anáhuac University. He holds a Master’s Degree from Stanford University and also a Master’s Degree from INSEAD. Mr. Bustamante, who is a nominee of Alfa, has been a director of Alestra since April 2001.

Carlos Jimenez Barrera (53) is the Secretary of the Board of Directors and General Counsel of Alfa. He has been with Alfa since 1976. He holds a law degree from the Universidad de Monterrey and a Master’s Degree in Comparative Jurisprudence from New York University School of Law.

Carlos Salinas García is Senior Vice-President of Corporate Planning and Economic Studies at Alfa. He has over 20 years of experience in Alfa, where he has held several positions in planning, sales and marketing, at different subsidiaries of Alfa. Mr. Salinas obtained his Bachelor’s Degree in Industrial Engineering and an MBA from Instituto Tecnológico de Monterrey and an MS from Stanford University. Mr. Salinas, who is a nominee of Alfa, has been a director of Alestra since 2008.

Eric R. Weinbrom (47) is the Financial Vice-President, Business Planning and International, responsible for financial planning and analysis for the AT&T Business Services enterprise. His responsibilities include preparing the annual operating budget and monthly outlook forecasts, as well as preparing ad hoc analyses of results and other opportunities to improve performance. In addition to managing FP&A activities, he remains responsible for all financial and statutory compliance for AT&T’s international operations. Mr. Weinbrom is a graduate of the Pennsylvania State University with a B.S. in Health Planning and Administration. He also holds a Master’s Degree in Finance from Xavier University and a graduate certificate in Accounting from Fairleigh Dickinson University. Mr. Weinbrom, who is a nominee of AT&T Mexico, has been a full director of Alestra since December 2004 and an alternate since January 2004.

Daniel T. Walsh is Senior Vice President for Segment Marketing and AT&T Business Solutions. In this capacity, Mr. Walsh drives the marketing programs for the sales teams supporting our business and government clients worldwide. Mr. Walsh has held a variety of sales and marketing positions within AT&T and previously in Southwestern Bell Corporation (“SBC”). He holds a B.S. in Engineering and an Executive MBA from Michigan State University.

Craig Fiaschetti is the Assistant Vice President for Wholesale Project Office. He is responsible for the strategic planning and contract management of the largest strategic integrator in the wholesale organization. Mr. Fiaschetti has over 20 years of experience in AT&T managing voice and data solutions for a wide range of customers, from small businesses to multi-national corporations. He received an MBA from Clarkson University and a B.S. degree in Business Administration and Finance from Siena College.

Brian Troup is Vice President for Partners & Alternate Channels and AT&T Business Solutions. He is responsible for the strategic planning and management of AT&T’s Partners and Alternate Channels program. He has over 23 years experience with AT&T and has held a variety of assignments in sales, sales support, strategic pricing and contract negotiation. Prior to his current assignment he was Vice-President, Mid-Atlantic Region, Premier Client Group, AT&T Global Services. Mr. Troup completed his undergraduate studies at James Madison University and holds an MBA from Lehigh University.

B. Compensation

For the year ended December 31, 2008, we paid aggregate annual compensation of approximately Ps. 42.3 million to our executive officers as a group for services in all capacities. As of December 31, 2008, we have accrued pension benefit and similar liabilities of Ps. 105.7 million.

During 2007, we created a new defined contribution retirement plan for employees. We make monthly contributions to the plan on behalf of each participating employee. The contribution expense related to the plan equaled Ps. 18.0 million in 2007 and Ps. 38.0 million in 2008.

We pay a performance bonus annually of up to four month’s salary to our officers and managing directors and up to two month’s salary to our managers. The amount is determined by our results and by individual performance, which is determined by our Board of Directors. Individual objectives are established at the beginning of the year and are evaluated in January of the following year.

C. Board Practices

Our direct equity holders are AT&T Mexico and Alfa. Under the amended joint venture agreement, the number of directors on our board of directors is fixed at nine. AT&T Mexico may nominate four of these directors, while Alfa may nominate the remaining five. Unless otherwise provided in our joint venture agreement or our by-laws, any vote by the board of directors requires a majority for approval, except that the affirmative vote of at least one director appointed by each of the holders of the series A social part and the series B social part shall be required for the election of the Secretary and alternate Secretary and the approval of any matter decided by the Board relating to a decision that we should commence bankruptcy, liquidation or similar proceedings. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office. In addition, we have no service contracts that provide for benefits upon termination of employment. The period during which each director has served on our board is set forth at Item 6, “Directors, Senior Management and Employees — A. Directors and Senior Management — Biographies of Directors”. We currently do not have a separate audit committee. We are not required under the Sarbanes-Oxley Act of 2002, to have a separate audit committee, as we delisted from The New York Stock Exchange.

D. Employees

As of December 31, 2008, we employed 1,766 people through our sole subsidiary, Servicios Alestra. The below chart shows the distribution of our employees for the years 2006, 2007 and 2008:

	Number of Employees as of December 31,
Direction	2006	2007	2008
Officers and Staff	8	10	9
Enterprise Convergence Services	0	92	115
Administration	145	208	191
Human Resources	37	34	40
Engineering and Operations	420	403	405
Business Sale Unit	446	401	425
Residential Sale Unit	697	612	441
Systems	97	99	100
Strategic Planning	10	11	11
Legal and Government Relations	39	32	29

Total	1,899	1,902	1,766

In addition, Servicios Alestra has also contracted with third-party agencies for the services of less than 80 additional temporary employees. Only one labor union, Sindicato Nacional de Trabajadores del Transporte Público y Comunicaciones (the “National Union of Workers of Public Transportation and Communications”), which operates as an autonomous workers union, represents our employees. It represents 38 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages, and we believe that our relationship with our employees and the union is good.

E. Share Ownership

Not applicable.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

We are owned 49% by AT&T and 51% by Alfa. AT&T holds its equity in us through its subsidiary AT&T Mexico.

On November 14, 2000, we restructured our capital without changing the above referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Mexico holds 49% of the N stock and Alfa holds the other 51%. Alfa continues to hold 100% of the Series A shares and AT&T Mexico continues to hold 100% of the B shares.

Alfa is one of Mexico’s largest conglomerates. It comprises four groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, processed food, auto parts and telecommunications. As of December 31, 2008, Alfa’s total assets amounted to Ps. 110.9 billion, with annual sales of Ps. 116.2 billion and operating income of Ps. 5.8 billion.

AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. AT&T runs the largest, most sophisticated communications network in the U.S., backed by the research and development capabilities of AT&T laboratories. A leading supplier of data, internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting to large businesses and governments. AT&T is a market leader in local, long distance and internet services, as well as in transaction-based services like prepaid cards, collect calling and directory assistance. On January 31, 2005, AT&T Corp. and SBC announced that their boards had approved a deal under which SBC will acquire AT&T Corp., and on November 17, 2005, SBC completed its acquisition of AT&T Corp.

Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals. Alfa, a Mexican national, holds 51% of our voting equity. We have entered into a joint venture agreement with our equity holders, and have adopted certain bylaws which govern the relationship between the equity holders and us.

As part of the senior notes restructuring, on November 17, 2003 our equity holders resolved to increase the variable portion of our capital stock by $100 million (Ps. 1,181.0 million), which was subscribed and paid for by each equity holder in proportion to its share of our capital, i.e., 51% by Alfa and 49% by AT&T. In order to reconcile our capital with Mexican FRS, reflect inflationary gain, and absorb accumulated losses, on December 1, 2003 our equity holders resolved to (i) reclassify the balance as of December 31, 2002 of our restatement of capital stock account into the variable portion of our capital stock in the amount of Ps. 5,230.3 million, and (ii) reduce the variable portion of the capital stock for Ps. 9,565.9 million and Ps. 1,394.62 million by reclassifying these amounts from our accumulated deficit account and our accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Alfa and 49% on AT&T. These transactions did not represent a contribution or payment to the equity holders.

Prior to October 18, 2007, we were owned 51% by Onexa. On that date, Onexa’s shareholders entered into an agreement to merge with Alfa. This merger was conditioned on Mexican governmental approval and was effective on March 31, 2008. After the effective date of the merger, Alfa replaced Onexa as our direct shareholder.

B. Related party transactions

See Item 18, “Financial Statements — Note 4. Balances and Transactions with Related Parties.”

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information.

A. Consolidated statements and other financial information

See Item 18, “Financial Statements” for the list of all financial statements filed as a part of this annual report.

Policy on Dividend Distribution

Our shareholder’s joint venture agreement provides that our shareholders, subject to their vote and to applicable provisions of our senior notes due 2010 (or any of our other indebtedness restricting our ability to pay dividends), may agree to declare annual distributions of fifty percent of our after tax net income, determined in accordance with Mexican FRS. Notwithstanding the foregoing, we will declare distributions only (x) in an amount which does not exceed the lesser of (i) earnings on which Mexican taxes have been paid so that no additional Mexican tax is payable as a result of the distribution, and (ii) our net cash flow, (y) after such time as all scheduled capital contributions have been made and (z) after all requirements of Mexican law for the declaration and payment thereof have been satisfied. As of today, we have not declared any dividends.

B. Significant changes

Not applicable.

Item 9. The Offer and Listing.

A. Offer and listing details

Not applicable.

B. Plan of distribution

Not applicable.

C. Markets

Our senior notes due 2010 were previously listed on the regulated market on the Luxembourg Stock Exchange. We transferred the listing from the regulated market to the unregulated Euro MTF Market on the Luxembourg Stock Exchange, effective October 24, 2008.

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

B. Memorandum and articles of association

Our deed of incorporation and bylaws were previously filed as Exhibit 3.1 on Form F-4, Registration No.333-11084 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 1999 (our “Registration Statement”). Our bylaws were amended by the minutes to the General Partners’ Meeting on November 14, 2000, which were filed as Exhibit 3.2 to Form F-4, Registration No.333-100075 filed with the SEC on February 12, 2003. Our bylaws were further amended by the minutes to the General Partners’ Meeting on November 4, 2005, which were filed as Exhibit 1.3 to Form 20-F, filed with SEC on April 3, 2006. Our joint venture agreement was filed as Exhibit 10.1 to the Registration Statement. Our joint venture was further amended on November 30, 2005, which amendment is being filed as Exhibit 4.1 to Form 20-F, filed with SEC on April 3, 2006. The following discussion and Item 6 above summarize some of the important aspects of our joint venture agreement and our bylaws. Our deed of incorporation includes the following as the purposes of our Company:

•	To install, operate and/or exploit a public telecommunications network under a concession from the SCT.

•

The rendering of telephone services, conduction and transmission of signals, cable television or restricted television, value added or improved services; interconnection services with other public or private networks and any other type of telecommunications and information service in the country, to the extent allowed by our bylaws.

•

To use, benefit from and/or exploit frequency bands in the national territory under a concession from the SCT, except for the radioelectric spectrum classified as free access which may be used and exploited without a concession.

•	The rendering of radiocommunication, radiotelephone, cellular, telephone services, personal communication services and all services that use the radioelectric spectrum.

•

Construct, own, operate or exploit satellite communication systems under a concession from the SCT to occupy geostationary orbital positions and other satellite orbits and exploit their respective frequency bands.

•	The rendering of all types of satellite communication and information services, including voice, data and video.

•	Exploit, under a concession from the SCT, the rights to generate and receive frequency band signals associated to foreign satellite systems that cover and can render services in national territory.

•	Install, operate or exploit earth satellite transmission signal stations under the corresponding permit.

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

Shareholder rights and change of control. Our shareholders have no current right to withdraw capital. Such right can only be exercised in the year 2085. Currently, Alfa, holder of our Class A stock, has the right to nominate five of the nine members of our board of directors. AT&T Mexico has the right to nominate the other four directors. Shareholders may be called upon for capital increases, and if they fail to do so, the other shareholder may contribute for the defaulting shareholder.

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

Service Mark License Agreement

On November 30, 2005 we amended our Amended and Restated Service Mark License Agreement with AT&T to provide for our continued use of the AT&T brand for a period not to exceed 36 months from the consummation of the SBC and AT&T merger, which occurred on November 17, 2005. Pursuant to this amendment, we have to develop, acquire, license or position a new service brand for marketing our services. As a result, we have developed the brand Alestra in different phases, as follows: During the 24 month period ending on November 17, 2007, we used the brand Alestra in conjunction with the brand AT&T. During the 12 month period ending on November 17, 2008, as agreed with AT&T, we used the Alestra brand together with a tag line “Con AT&T conecta el hoy con el mañana” (“with AT&T connect today with the future”). As described above, on November 17, 2008, we ceased using the AT&T brand name. At this stage, we can use the phrase “AT&T Global Services” until June 2010 for the purpose of providing AT&T Global Services within Mexico, under the terms of the AGN Agreement.

AGN Agreement

The AGN Agreement has been extended to June 30, 2010. Under the amended AGN Agreement, if our Mexican shareholder, Alfa, transfers certain of its interest in us, AT&T’s obligations under the AGN Agreement will terminate.

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

Insulation from Certain AT&T Affiliates

Due to the interest AT&T holds in TAM and its affiliates, AT&T has agreed that, for so long as AT&T has the right to designate at least one member to the board of directors or the executive committee of TAM:

•

none of the individuals nominated to serve as AT&T’s representatives on our board of directors or steering committee shall have any direct or indirect responsibility for AT&T’s relationship with TAM or serve within 24 months of serving on our board of directors on either the TAM board of directors or executive committee; and

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

Certain Purchase and Financial Commitments

AT&T has also agreed that its affiliates will purchase certain telecommunication services from us that generate a cumulative margin after certain third party costs of no less than US$164,600,000 (subject to adjustment in certain circumstances) during the period from January 1, 2006 to June 30, 2010, or else AT&T will pay the amount of deficiency. These financial commitments are guaranteed by AT&T should AT&T default in its obligations. Additionally, if AT&T fails to meet certain cumulative margin milestones by June 30, 2012, AT&T Mexico will transfer up to 15% of the total equity interests in us to Alfa and, in the event such transfer amounts to 10% or more of our total equity interests, the right to nominate one Series B director.

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

Notwithstanding the foregoing, under Rule I.3.22.8. published in the Diario Oficial de la Federación (the Official Register of the Federation) on May 27, 2008 which is subject to amendment or repeal but is expected to remain in effect until April 30, 2009 (the “Reduced Rate Rule”), payments of interest made where:

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

The Mexican withholding tax rate applicable to interest payments on the outstanding debt securities made to U.S. holders eligible for benefits under the Tax Treaty is 4.9%, which took effect on January 1, 1999.

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

Interest Rate Risk

We currently believe that increases in interest rates in the international markets are not likely to have a material direct adverse impact on our financial results or cash flows because 93% of our total debt bears fixed rates of interest. Our results and cash flows could be impacted if additional financing is required in the future when interest rates are high in relation to our current conditions. If we obtain new financing, current market conditions would imply higher interest rates than our current fixed rates.

Most of our indebtedness bears fixed rates of interest, including our senior notes due 2010 and our vendor and capital lease financing. However, our bank facility interest payments are based on the floating one-month London Interbank Offered Rate (“LIBOR”). As of December 31, 2008, principal amount outstanding under this facility was Ps. 203.5 million.

The potential loss from a hypothetical, instantaneous and unfavorable increase of 500 basis points in the three-month London Interbank Offered Rate would have resulted in additional interest expense of approximately Ps. 5.3 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness.

Foreign Exchange Risk

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses are exposed to foreign currency fluctuations, our financial instruments are more highly impacted. As of December 31, 2008, the amount of senior notes and notes payable denominated in U.S. dollars was Ps. 3,186.3 million.

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

The potential loss in value of financial instruments held at December 31, 2008, the value of which totaled Ps. 3,186.3 million, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the Mexican Peso-U.S. dollar exchange rate would have been approximately Ps. 318.6 million.

Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps. 10.1 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness.

We periodically enter into financial instrument contracts to hedge our exposure to changes in the exchange rate between the Mexican Peso and the U.S. dollar. These contracts are used to hedge the exposure related to interconnection fees, denominated in U.S. dollars, paid to other carriers. We do not enter into derivatives contracts for speculative purposes.

On October 9, 2008, we contracted 2 derivative instruments to hedge January and February 2009 payments from AT&T (based on traffic minutes) for an original amount of US$4.2 million for each month. This was the estimated amount to be settled with AT&T. Subsequently, AT&T confirmed a lesser amount than the payments originally planned; therefore in order to compensate our balance relative to the sale of US dollars, we contracted 2 purchase agreements for US$3.6 million for the month of December 2008 and US$2.6 million for the months of January and February 2009 at the same dates and with similar exchange rates to those agreed. These Contracts are being accounted for as cash flow hedges under Mexican FRS. As of December 31, 2008, we recorded an unrealized loss of Ps.1.8 million in comprehensive income.

The effectiveness of financial derivative instruments classified as hedge instruments is assessed on a periodic basis. At December 31, 2008, our management had assessed the effectiveness of hedges and estimated that they are highly effective.

We formally document our hedge relationships, including identifying the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transaction.

We have recorded a loss of Ps. 63.2 million in the consolidated statement of operations related to hedge instruments that were settled during September 2008. The instruments held during the year related to the purchase of dollars to hedge its US dollar denominated settlement payments to Telmex. As of December 31, 2008, all of these contracts have been settled and results included in the consolidated statements of income.

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The conclusions of our Chief Executive Officer and Chief Financial Officer about the effectiveness of our disclosure controls and procedures (as such term is defined under Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, based on their evaluation of these controls and procedures as of December 31, 2008, are as follows:

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved.

Item 16.A. Audit Committee Financial Expert

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

Item 16.B. Code of Ethics

We have adopted a code of ethics, as defined in the Sarbanes-Oxley Act, applicable to our employees, principal executive officer, principal financial officer, and principal accounting officer. Our code of ethics is available for consultation at our web site at www.alestra.com.mx.

Item 16.C. Principal Account Fees and Services

The aggregate fees billed by PricewaterhouseCoopers, S.C. (“PwC”), our independent auditor, for professional services in 2007 and 2008 were as follows:

	2007	2008
Audit Fees (1)	5.4	5.9
Audit Related Fees (2)	0.4	0.7

Total	5.8	6.6

(1)	Audit fees include fees associated with the annual audit of our consolidated financial statements and reviews of our quarterly reports for statutory purposes. Audit fees also include fees associated with various audit requirements of us and for reviews of registration statements.
(2)	Audit-related fees include amounts paid to PwC for the audit of Cofetel reports, statutory social security and housing report, transfer pricing and other statutory reports.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16.F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

Not applicable.

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

Date: March 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Alestra, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Alestra, S. de R. L. de C. V. and subsidiary (the “Company”), as of December 31, 2007 and 2008 and the consolidated statements of operations and changes in stockholders’ equity for the years ended December 31, 2006, 2007 and 2008; we also audited the consolidated statements of changes in the financial position for the years ended December 31, 2006 and 2007 and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As of January 1, 2008, The Company adopted the new Mexican Financial Reporting Standards (“Mexican FRS”) B-10 “Inflation Effects”, B-2 “Statement of Cash Flows” and D-3 “Employees Benefits”. The adoption of these standards and their prospective application are described in Note 2 to the consolidated financial statements.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Alestra, S. de R. L. de C. V. and its subsidiary, as of December 31, 2007 and 2008 and its results of operations and changes in stockholders’ equity for each of the three years ended December 31, 2006, 2007 and 2008, and changes in the financial position for the years ended December 31, 2006 and 2007 and cash flows for the year ended December 31, 2008 in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such difference is presented in Note 18 to the consolidated financial statements.

PricewaterhouseCoopers, S.C.

Alberto Cano Charles

Monterrey, Nuevo León, México

March 31, 2009

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2008

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	December 31, 2007		December 31, 2008
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	283,059	Ps	202,805
Restricted cash (Note 8)		166,016		—
Trade receivables, net (Note 3)		471,858		516,173
Due from affiliates and other related parties (Note 4)		104,723		54,297
Other receivables		32,359		70,493
Prepaid expenses (Note 5)		26,153		22,694
Other current assets		4,404		1,923

Total current assets		1,088,572		868,385
Property and equipment, net (Note 6)		5,132,836		5,169,181
Deferred charges and other assets, net (Note 7)		307,586		303,845
Intangible asset derived from the actuarial computation of labor obligation (Note 2.n and 10)		15,113		—

Total assets	Ps	6,544,107	Ps	6,341,411

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B de C.V. and other carriers	Ps	108,856	Ps	154,501
Other suppliers		246,295		354,809
Senior notes (Note 9)		267,427		363,142
Bank loans, notes payable and capital leases (Note 8)		182,440		287,120
Due to affiliates and other related parties (Note 4)		43,870		11,918
Other accounts payable and accrued expenses		363,353		317,225

Total current liabilities		1,212,241		1,488,715
LONG-TERM LIABILITIES:
Senior notes (Note 9)		2,314,039		2,337,925
Bank loans, notes payable and capital leases (Note 8)		210,433		186,202
Deferred income tax (Note 14)		85,630		6,020
Estimated liabilities for seniority premiums and pension plans (Note 10)		123,881		105,704

Total liabilities		3,946,224		4,124,566

STOCKHOLDERS’ EQUITY (Note 11):
Contributed stock		1,394,971		1,394,971
Retained earnings		1,202,913		821,873

Total majority interest		2,597,884		2,216,844
Total minority interest		(1)		1

Total stockholders’ equity		2,597,883		2,216,845

CONTINGENCIES AND COMMITMENTS (Note 12)		—		—

Total liabilities and stockholders’ equity	Ps	6,544,107	Ps	6,341,411

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2009 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATION

FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	2006		2007		2008
REVENUES (Note 13)
Long distance services	Ps	2,189,357	Ps	2,414,649	Ps	1,722,487
Data, internet and local services		2,346,276		2,641,391		2,950,062

		4,535,633		5,056,040		4,672,549
OPERATING EXPENSES:
Cost of services (excluding depreciation - Note 13)
Long distance services		(1,120,439)		(1,459,930)		(1,041,532)
Data, internet and local services		(608,070)		(757,748)		(747,497)

		(1,728,509)		(2,217,678)		(1,789,029)
Administration, selling and other operating expenses		(1,536,129)		(1,513,334)		(1,551,709)
Depreciation and amortization		(1,084,016)		(870,137)		(756,687)

Operating income		186,979		454,891		575,124

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(428,973)		(314,231)		(294,575)
Interest income		52,094		30,243		29,099
Exchange loss		(48,904)		(2,165)		(615,195)
Gain/(loss) on derivative financial instruments		—		2,853		(63,179)
Gain from monetary position, net		133,287		103,780		—

		(292,496)		(179,520)		(943,850)

OTHER (EXPENSE) INCOME, NET		(15,245)		1,175		(50,072)

(Loss) gain before the following provisions for deferred income tax and asset tax		(120,762)		276,546		(418,798)
Asset tax (Note 14)		(2,888)		(2,880)		—
Income tax (Note 14)		—		—		(45,134)
Deferred income tax (Note 14)		—		(85,630)		79,610

Net (loss) income (Note 11)	Ps	(123,650)	Ps	188,036	Ps	(384,322)

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2009 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

for the Years Ended December 31, 2006, 2007 and 2008

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

							Accumulated (deficit) income
	Capital stock				Restatement Of Capital		Effect on equity from labor		Deficit from restatement from holding non monetary			Other	Retained		Majority		Minority		Total Stockholders’
	Fixed		Variable		Stock		obligation		assets			effects	Earnings		Interest		interest		Equity
Balance at December 31, 2005	Ps	300	Ps	1,181,046	Ps	213,625	Ps	(2,960)	Ps	125,286			Ps	1,029,036	Ps	2,546,333	Ps	(593)	Ps	2,545,740
Changes in 2006:
Net loss														(123,551)		(123,551)		(99)		(123,650)

Additional minimum pension liabilities								(2,708)								(2,708)				(2,708)
Deficit from restatement										(27,581)						(27,581)		690		(26,891)

Comprehensive loss								(2,708)		(27,581)				(123,551)		(153,840)		591		(153,249)

Balance at December 31, 2006		300		1,181,046		213,625		(5,668)		97,705				905,485		2,392,493		(2)		2,392,491
Changes in 2007:
Net income														188,035		188,035		1		188,036

Additional minimum pension liabilities								593								593				593
Deficit from restatement										16,763						16,763				16,763

Comprehensive income								593		16,763				188,035		205,391		1		205,392

Balance at December 31, 2007		300		1,181,046		213,625		(5,075)		114,468				1,093,520		2,597,884		(1)		2,597,883
Changes in 2008:
Net loss														(384,322)		(384,322)		2		(384,322)

Transfer of result from holding non monetary assets to retained earnings										(114,468)				114,468		—				—
Elimination of additional minimum pension liabilities								5,075								5,075				5,075
Effect in capital of derivative financial instruments												(1,792)				(1,792)				(1,792)

Comprehensive loss								5,075		(114,468)		(1,792)		(269,854)		(381,039)		2		(381,038)

Balance at December 31, 2008	Ps	300	Ps	1,181,046	Ps	213,625	Ps	—	Ps	—	Ps	(1,792)	Ps	823,666	Ps	2,216,845	Ps	1	Ps	2,216,845

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2009 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	For the year ended December 31,
	2006		2007
OPERATING ACTIVITIES:
Consolidated net (loss) income	Ps	(123,650)	Ps	188,036
Adjustments to reconcile net loss to resources provided by operating activities:
Cost of labor obligations		17,212		38
Amortization of capitalized expenses from issuance of senior notes		34,288		26,038
Deferred income tax		—		85,630
Depreciation and amortization		1,084,015		870,137

		1,011,865		1,169,879

Changes in working capital:
Trade receivables, net		(23,753)		(66,019)
Due from affiliates and other related parties		122,496		14,316
Recoverable taxes and other receivables		(4,923)		3,977
Derivative financial instruments		—		(2,853)
Prepaid expenses		(1,645)		14,322
Accounts payable to Teléfonos de México, S.A.B. de C.V. and other carriers		(112,722)		26,281
Due to affiliates and other related parties		(61,156)		(214,046)
Other accounts payable and expenses accrued		134,653		51,609

Resources provided by operating activities		1,064,815		997,466

INVESTING ACTIVITIES:
Purchase of property and equipment		(401,110)		(546,954)
Deferred charges and other assets		(101,719)		(62,931)
Restricted cash		(137,397)		(5,491)

Resources used in investing activities		(640,226)		(615,376)

FINANCING ACTIVITIES:
Payments of senior notes		(1,196,588)		(629,277)
Bank loans, notes payable and capital leases, net		523,657		(215,104)

Resources used in financing activities		(672,931)		(844,381)

Decrease in cash and cash equivalents		(248,342)		(462,291)
Cash and cash equivalents, beginning of period		993,692		745,350

Cash and cash equivalents, end of period	Ps	745,350	Ps	283,059

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2009 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOW

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	For the year ended December 31, 2008
Operating activities
Loss before income tax	Ps	(418,798)
Items relating to investing activities:
Depreciation and amortization		756,687
Interest income		(29,099)
Loss on derivative financial instruments		63,179
Other		3,888
Items relating to financing activities:
Interest expense		294,575
Exchange loss		588,095
Other, net		7,596

Subtotal of investing and financing activities related items		1,266,123
Increase in accounts receivable and other current assets		33,310
Increase in suppliers, accounts payable and other current liabilities		113,205
Payments relating to settlement of derivative financial instruments		(58,775)
Income taxes paid		(50,573)
Other		(20,406)

Cash flow provided by operating activities		1,282,884

Investing activities
Interest income		28,810
Acquisition of property and equipment		(788,159)
Acquisition of deferred charges and other assets		(74,554)

Cash flow used in investing activities		(833,903)

Excess in cash to be applied in financing activities		448,981

Financing activities
Increase in bank loans and notes payable		414,762
Payment of senior notes		(482,400)
Interest expense		(261,742)
Payment of debt and bank loans		(392,972)

Cash flow provided by financing activities		(722,352)

Decrease in net cash and temporary investments		(273,371)
Adjustments to cash flow as a result of changes in exchange rates		27,101
Cash and temporary investments and restricted cash at beginning of year		449,075

Total cash and cash equivalents at end of year	Ps	202,805

Cash and temporary investments and restricted cash at beginning of year is integrated by:
Cash and temporary investments	Ps	283,059
Restricted cash	Ps	166,016

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on March 31, 2009 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

Subsidiaries of ALFA, S.A.B. de C.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2007 AND 2008

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) and AT&T Telecom México, Inc. (“AT&T”) (49%). Prior to July 31, 2006, Onexa was owned by Alfa, S. A. B. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%). On July 31, 2006, Alfa acquired 49.8% of the remaining equity interest in Onexa held by BBVA Bancomer. This acquisition increased Alfa’s participation in Onexa to 100%.

In a general extraordinary meeting held on October 2, 2007, the stockholders approved the merger of Onexa into Alfa, which became effective as of March 31, 2008. As a result of this merger, Alfa owns directly 51% of the shares of Alestra.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering local, domestic and international long distance call services, internet and transmission of data services. The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted the Company a renewable thirty-year concession to operate its business. The Company did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual rollout and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 198 cities as of December 31, 2008.

The Ministry of Communications has made various amendments to the Company’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users throughout Mexico.

On November 30, 2005, the Company and its shareholders amended their Second Amended and Restated Joint Venture Agreement (the “Joint Venture Agreement”) and certain other agreements including: the Amended and Restated Service Mark License Agreement (the “Service Mark License Agreement”) and the AT&T Global Network Cooperation Agreement (the “AGN Agreement”) and its bylaws.

The Service Mark License Agreement provided for the following:

•

Beginning November 30, 2005, the Company had an initial 18-month period (the “Initial Transition Period”) in which the Company covenanted to develop, acquire, license or position new service brands for its services.

•

At the end of the Initial Transition Period, in specific circumstances, the Company had an additional 18-month period (the “Extended Transition Period”) where the Company had limited use of the AT&T service brand.

•

24 months after the amendment date, the Company only used the AT&T service brand together with its new service brand, and could only use it for reference purposes and always with the prior approval from AT&T.

•

The Company was permitted to use the AT&T brand name until November 17, 2008. The Company is allowed to use the phrase AT&T Global Services, as a tag line below the Alestra brand, for the limited purpose of providing AT&T Global Services within on a nonexclusive basis until June 2010, provided that Alestra meets certain conditions.

•

The license agreement contains provisions allowing AT&T to terminate the license agreement at its sole discretion upon certain changes in the Company’s ownership, if the Company fails to abide by certain quality control standards, if the Company misuses the AT&T brand and in certain other circumstances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were authorized for issuance on March 31, 2009, by the officers that sign these financial statements and related notes.

The accompanying consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) which fairly state the financial position of the Company.

Beginning on January 1, 2008, the following Mexican FRS issued by the Mexican board of research and development of financial reporting standards (CINIF by its Spanish acronym), have been adopted by the Company for the preparation of these financial statements:

The new provisions of the Mexican FRS B-10 specify that as of 2008, the Mexican economy is not an inflationary environment, since there has been a cumulative inflation below 26% in the last three years (the established limit to define an economy as inflationary). Therefore, as of January 1, 2008, the Company is required to discontinue the recognition of the inflation effects in the financial information. Consequently, the figures of the financial statements at December 31, 2008 are stated in adjusted nominal Mexican pesos as they include cumulative inflation effects on the financial information recognized up to December 31, 2007.

The yearly inflation percentages are indicated as follows:

	For the year ended December 31,
	2007	2008
Year inflation	3.76%	6.53%
Cumulative inflation in the last three years	11.56%	15.01%

On January 1, 2008, Mexican FRS B-2 “Statement of Cash Flows” became effective; therefore, management included the statement of cash flows for the year ended December 31, 2008 as part of the basic financial statements. This statement reports the cash inflows and cash outflows of the business, representing the resources provided or used during the year, determined by the indirect method; Mexican FRS B-2 must be applied prospectively. Therefore, the statements of changes in financial position for the years ended December 31, 2006 and 2007, which presented the changes in financial position for operating activities, financing and investing, are presented separately, as required by the Mexican FRS standard in effect in such years.

On January 1, 2008 the standards contained in Mexican FRS D-3 “Employee Benefits” became effective. These standards require, among other things, a reduction in the amortization period of items relating to the prior service cost, incorporation of the effects of salary growth in the calculation of the defined benefit obligation, as well as the elimination of the additional minimum liability and corresponding intangible asset and the amount recorded in stockholders’ equity. From January 1, 2008 onwards, the transitional liability is amortized over the lesser of the period pending to be amortized or five years. Until December 31, 2007, the actuarial gains and losses and transition liability captions subject to amortization were amortized on the basis of the average estimated service lives of the employees (see Note 10).

As of January 1, 2007, Alestra and its subsidiary adopted NIF B-3, which mainly establishes a new structure for the statement of income. The standard eliminates the presentation of extraordinary and special items on the statement of income, and modifies the general presentation and disclosure requirements of the statement of income. The adoption of this standard did not change management’s practice of grouping income and expenses by function, as this practice allows the reader to understand the different levels of profit. As such, operating income is shown as a separate line item, as this item represents one factor for the analysis of the financial information that Alestra and its subsidiary have historically presented on a regular basis. The adoption in 2007 of this standard did not represent a significant change in the presentation and structure of the statement of income in comparison with that presented for the year ended December 31, 2006. The adoption of the standard only required reclassifying the employees’ profit sharing and a special item to other income, in the amount of Ps 18,315 in December 2006.

The following is a summary of the most significant accounting policies followed by Alestra and its subsidiary, which have been applied on a consistent basis in the preparation of their financial information for the years presented, unless otherwise indicated:

a. Basis of presentation and disclosure

The consolidated financial statements are expressed in Mexican Pesos (functional and reporting currency), denoted by the symbol “Ps”.

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

Significant estimates and assumptions include certain international long distance services revenues and expenses (see Note 2-g), allowance for doubtful accounts (see Note 3), deferred income tax provision (see Note 14) and employees’ benefits (see Note 10).

b. Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term deposits and money market accounts, as cash equivalents.

c. Property and equipment, net

From January 1, 2008 onwards new acquisitions of property and equipment including those acquired under capital leases are stated at nominal cost; until December 31, 2007, property and equipment and related accumulated depreciation were stated at cost restated by applying factors derived from the National Consumer Price Index (“NCPI”) to the acquisition cost, except for equipment of foreign origin, for which value was restated by applying factors that reflect the inflation of the country of origin at the date of valuation and translating those amounts to pesos at the exchange rate prevailing at the end of 2007. Consequently, as of December 31, 2008, property and equipment are stated at adjusted nominal cost (see Note 6).

Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. Installation cost is capitalized and amortized during the estimated useful life of the line contracted by the client, which is estimated to be three years.

When assets are retired or otherwise disposed of, the historic adjusted cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.

The Company leases telecommunications equipment with certain characteristics, for which the Company substantially assumes all the inherent benefits and risks of the ownership. Consequently, these are classified as capital leases; which are capitalized at the beginning of the leasing contract at the lower of the value of the leased property or the present value of the minimal payments. The financial costs derived from the financing granted by the leasing for the acquisition of such assets is recognized in the statement of income as they accrue (see Note 8).

Depreciation is calculated using the straight-line method over the useful lives of the assets as estimated by the Company, including those acquired under capital leases. These lives are consistent with the guidelines established by the Federal Telecommunications Commission (“Cofetel”). The estimated useful lives are as follows:

Years
Buildings	25
Telephone network	8 to 28
Billing and customer care software	7
Equipment:
Office	10
Computer	3
Transportation	4

Property and equipment are subject to the recognition of impairment, as well as to its reversal, when required. As of December 31, 2007 and 2008, these assets show no signs of impairment.

Leasehold improvements are amortized over the estimated useful lives of the improvements or the termination of the lease contract, whichever is shorter.

As of December 31, 2007 and 2008, no capitalization of the comprehensive financial result has been recognized because the Company did not identify any qualifying assets, as defined by Mexican FRS D-6 “Capitalization of Comprehensive Financing Result” (see Note 6).

d. Deferred charges and other assets, net

Intangible assets are recognized when the following characteristics exist: a) they can be identified, b) they provide future economic benefits, and c) when the company has control over such benefits.

At December 31, 2008, the intangible assets acquired or developed are expressed as follows:

i) acquisitions or developments subsequent to January 1, 2008, at their adjusted nominal cost, and ii) acquisitions or developments up to December 31, 2007 at their restated value determined through the application of their acquisition or development costs, factors derived from the NCPI up to December 31, 2007.

Pre-operating expenses consist of the incorporation and operating costs incurred from October 13, 1995 (the Company’s inception date) through roll-out completion, including wages, salaries and benefits, advertising and promotional expenses and professional fees. The Company ceased capitalizing such costs as long distance service was introduced in each of the initial 60 cities. Amortization was calculated using the straight-line method over a term of ten years, which concluded in June 2007.

Internal use software costs are amortized over three to five years.

Deferred charges are subject to recognition of impairment, as well as to its reversal, when so required. At December 31, 2007 and 2008, these assets show no signs of impairment.

e. Comprehensive financial result (“CFR”)

The CFR is determined by grouping the following in the statement of income: the financial income and expense, exchange differences, the effect of derivative financial instruments and gain from monetary position.

Until December 31, 2007, it was necessary to calculate the gain or loss on monetary position, which represented the effect of inflation, as measured by the NCPI, on the Company’s monthly net monetary assets and liabilities during the year expressed in Mexican Pesos of the most recent balance sheet date. In accordance with the standards of Mexican FRS B-10, its recognition is not required from January 1, 2008 onwards.

f. Concessions

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

In accordance with Mexican FRS C-8 “Intangible Assets”, this concession was not accounted as an intangible asset for financial reporting purposes as it had no cost to the Company.

g. Revenue recognition

Income from outgoing and incoming local and international long distance services are recorded based on the traffic minutes processed by the Company and those processed by a third party, respectively.

Revenues from international long distance services are based on the revenues obtained under bilateral agreements between the Company and the foreign long-distance service providers. The bilateral agreements determine both the fees to be paid by the Company to foreign long-distance service providers for the use of their telephone networks in long-distance interconnections billed in Mexico and for the fees to be received from foreign providers of services to the Company for the use of the telephone network of the foreign provider for the interconnection of calls billed outside of Mexico. Tariffs subject to these agreements are negotiated on an annual basis with each foreign provider and are reported to Cofetel, which regulations authorize each long-distance service provider to freely negotiate market prices.

The fees between Mexico and the United States are negotiated directly with AT&T.

Revenues from installation and related costs are deferred and recognized over the estimated duration of the customer relationship.

Revenues derived from data, internet and local services are recognized when services are provided.

h. Transactions in foreign currency and exchange differences

Monetary assets and liabilities denominated in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican Pesos at the exchange rates in effect as of the balance sheet dates. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date, are charged or credited to CFR in the income statement (see Note 15).

i. Advertising

Prepaid airtime is amortized based on the transmission of the television spots. The related production costs are recognized in the results of operations the first time the advertising takes place. All other advertising costs are expensed as received.

j. Income tax and flat rate business tax (see Note 14)

The income tax included in the consolidated statement of income represents the current and deferred tax for the year. The deferred income tax is recorded under the comprehensive asset – liability method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities expected to be realized in the future and their respective tax bases.

On October 1, 2007, the Mexican government enacted the new Flat Rate Business Tax (“Impuesto Empresarial Tasa Unica” or “IETU” for its name in Spanish). This law is effective as of January 1, 2008. The law introduces a flat tax, which replaces Mexico’s asset tax and will apply along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. The flat tax is calculated by applying a 16.5% tax rate in 2008, a 17% tax rate in 2009, and 17.5% in 2010 and the following years. Although the flat tax is defined as a minimum tax, it has a wider taxable base as many of the tax deductions allowed for income tax purposes are not allowed for the flat tax. In accordance with the interpretation published by the CINIF last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, the Company has determined that it will continue paying regular income tax in the future. As a result, the Company’s management has not recorded any deferred IETU taxes as of December 31, 2007 (see Note 14).

k. Capital Stock

Capital stock, retained earnings, deficit from restatement from holding non-monetary assets and the effect in equity from labor obligations shown at December 31, 2007 are expressed at their restated historical cost, determined through the application to their originally determined values of factors derived from the NCPI. The changes in these accounts made during 2008 are expressed at nominal cost. The transfer to the retained earnings described in item l below, was stated at Mexican pesos with purchasing power at December 31, 2007.

l. Deficit from restatement from holding non monetary assets

As of December 31, 2007, the deficit from restatement from holding non-monetary assets is comprised primarily of the initial cumulative effects of initial monetary position and the gain or loss from withholding non-monetary assets stated in Mexican pesos as of the end of the period. Since it was not practical to identify the effects of the non-monetary assets leading to the deficit from restatement from holding non-monetary assets, in realized and non-realized concepts, the net amount of Ps114,468 was transferred to retained earnings, according to the provisions of Mexican FRS B-10.

m. Risk concentrations

Financial instruments (see Note 16) which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and receivables from domestic operators.

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Company maintains allowances for doubtful accounts based on the expected collectibles of all receivables determined using the spindown method (see Note 3).

Approximately, 69.9%, 71.6% and 65.2% of the Company’s revenues related to international long distance services for the years ended December 31, 2006, 2007 and 2008, respectively, were generated from telephone traffic exchanged between AT&T (a related party) and the Company (see Note 4).

In order to service its customers, the Company must interconnect with and use the telephone network of Teléfonos de México, S. A. B. de C. V. (“Telmex”), the major provider of local telephone services covering all of Mexico. The interconnection and other surcharge rates that the Company must pay Telmex are filed with Cofetel. For the years ended December 31, 2006, 2007 and 2008, interconnection costs amounted to Ps747,958, Ps1,098,144 and Ps781,411, respectively.

n. Estimated liability for labor benefits (see Note 10)

The seniority premium and health-care plans that the Company has established for its employees, as well as termination benefits other than from restructuring, are recognized as a cost of the years in which the services are rendered in accordance with actuarial studies carried out by independent actuaries through the projected unitary credit method.

Actuarial gains and losses arising from retirement benefits in excess of the greater of 10% of the value of the defined benefit obligation and the plan assets are amortized over the expected average remaining service lives of the employees expected to receive the benefits.

The net cost of the period of each employee benefit plan is recognized as an operating expense in the year it is accrued, which includes, among others, the amortization of the labor cost of the past services and the actuarial gains (losses) of the previous years (see Note 10).

Furthermore, the elimination of the additional minimum liability and the balancing entries of intangible assets and stockholders’ equity component recognized until December 31, 2007 amounted to Ps15,113, Ps20,188 and Ps5,075, respectively.

In addition to the employee benefit plans, since 2007, the Company has established a defined contribution plan through an investment fund. Contributions in 2007 and 2008 are recognized as an expense in those years, and amounted to Ps18,020 and Ps37,995, respectively.

In 2008, the Company completed a restructuring of its residential sector business. This restructuring was due to a decrease in sector income as well as a re-focus of its business strategy. As part of this restructuring, the Company reduced its total employees by 214 and recorded a severance expense of Ps 42,754. This effect is shown in the income statement as part of other (expenses) products, in accordance with Mexican FRS B-3. This severance expense is related to the long distance segment.

o. Comprehensive income (loss)

Comprehensive income (loss) is represented by the net income(loss) plus the change in fair value on cash flow hedges and other items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions. The amounts of the comprehensive income (loss) from 2006 and 2007 are expressed in Mexican pesos with purchasing power of December 31, 2007. Amounts in 2008 are expressed in adjusted nominal Mexican pesos.

p. Derivative financial instruments

The Company recognizes derivative financial instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of comprehensive income and subsequently reclassified in the statement of income when the hedged exposure is realized. The ineffective portion of the gain or loss is reported in the statement of income immediately. For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in the statement of income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in the statement of income in the period of change.

The Company periodically enters into financial instrument contracts to hedge its exposure to changes in the exchange rate between the Mexican peso and the U.S. dollar. The Company does not enter into derivatives contracts for speculative purposes.

q. Impairment of long-lived assets in use

The Company reviews the carrying amounts of long-lived assets in use annually or earlier when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows using an appropriate discount rate, or the net sale price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment assessment of investment in assets was performed for the values recognized under the equity method. As of December 31, 2007 and 2008, there were no impairment adjustments.

r. Deferred profit sharing

Starting January 1, 2008, the deferred Employees’ Profit Sharing (ESPS) recognition is based in the comprehensive asset-liabilities method (See Note 2.j.), as long as the payment or application by recovering these benefits to employees rendering future services is probable.

At December 31, 2007, the ESPS was only recognized by the non-recurring temporary differences arising from the reconciliation between the net income and the taxable income to calculate the ESPS and on which it was reasonably determined that would produce a benefit for the employee. See Note 14.

As of December 31, 2007 and 2008, the Company created a valuation reserve due to the uncertainty of the deferred assets to be realized in the future.

s. Segments (Note 13)

Mexican FRS B-5 “Financial Information by Segments”, requires the Company to analyze its organizational structure and its reporting system for the purpose of identifying segments. The Company has identified the following two business segments: Long Distance and Data, and Internet and Local services.

t. Reclassifications

Certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements to maintain consistency and comparability between periods presented.

u. Investment in associated Company

The investment in associated Companies is valued through the equity method. Under this method, the acquisition cost is modified by the percentage interest of any changes in the subsidiaries or associated Companies stockholders equity as well as the correspondent net income subsequent to the acquiring date.

v. New Financial Reporting Standards

During the last months of 2008, the Mexican Financial Reporting Standards Board (CINIF) issued the following Mexican FRS effective in January 1, 2009. It is considered that such Mexican FRS will not have a significant impact in the financial information to be presented by the Company.

NIF B-7 “Business acquisitions”. This NIF Establishes the general standards for valuation and disclosure in the initial recognition of the net assets acquired in a business acquisition at acquisition date as well as for the minority interest and other items that may arise in them, such as goodwill.

NIF B-8 “Consolidated and combined financial statements”. This NIF establishes the general standards for the preparation and presentation of the consolidated and combined financial statements; as well as for the disclosures accompanying such financial statements.

NIF C-7 “Investments in associated companies and other permanent investments”. This NIF sets forth the standards for the accounting recognition of the investments in associates, and other permanent investments in which there is no control, joint control or significant influence.

NIF C-8 “Intangible assets”. This NIF sets forth the valuation, presentation and disclosure standards for the initial and subsequent recognition of the intangible assets acquired individually or through a business acquisition, or internally generated in the normal course of business.

NIF D-8 “Share-based payments”. This NIF stipulates the standards for the recognition of share-based payments in the financial information. This Mexican FRS leaves the supplemental application in Mexico of the IFRS 2 Shared based payments issued by the CINIF without effect.

INIF 16 “Transference of category for financial instruments with trading purposes”. The object of this INIF is to establish the conditions that should be achieved to transfer a financial instrument from trading into available for sale or held to maturity categories, and its relative disclosures.

3. TRADE RECEIVABLES, NET

As of December 31, 2007 and 2008, trade receivables, net consist of the following:

	2007		2008
Trade receivables	Ps	527,557	Ps	599,631
Less: allowance for doubtful accounts		(55,699)		(83,458)

	Ps	471,858	Ps	516,173

For the years ended December 31, 2006, 2007 and 2008, the allowance for doubtful accounts is as follows:

	2006		2007		2008
Balance at beginning of year	Ps	(111,315)	Ps	(75,690)	Ps	(55,699)
Charge to income to increase the allowance for doubtful accounts		(33,562)		(31,304)		(27,526)
Write off of accounts applied to the allowance		65,243		48,703		—
Recovery of written off accounts		(392)		(151)		(233)
Restatement effect in constant Mexican Pesos of the balance at beginning of year		4,336		2,743		—

Balance at end of year	Ps	(75,690)	Ps	(55,699)	Ps	(83,458)

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

4. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

As of December 31, 2007 and 2008, balances due from and due to affiliates and other related parties were as follows:

	2007		2008
Due from:
AT&T and affiliates	Ps	78,300	Ps	45,174
Alfa and related companies		26,423		9,123

	Ps	104,723	Ps	54,297

Due to:
AT&T and affiliates	Ps	38,318	Ps	10,757
Alfa and related companies		4,344		1,161
Gentium		1,208		—

	Ps	43,870	Ps	11,918

During 2006, 2007 and 2008, the main transactions carried out with affiliates and other related parties were as follows:

	2006		2007		2008
International long distance settlement revenue (a)	Ps	761,518	Ps	826,496	Ps	429,777
International long distance settlement cost (a)		263,987		227,502		170,977
Administrative services received (b)		49,979		69,266		63,427
Internet services costs (c)		32,617		42,350		53,540
Interest income (d)		1,744		—		386
Technical services expenses (e)		61		—		—

(a)	These amounts represent mainly the income and expenses derived from the liquidation of international traffic between AT&T and the Company, as well as the income from data services and local service with other affiliates. The international settlement rates used are in accordance with Note 2-g.
(b)	The Company has entered into several administrative service agreements with Alfa and AT&T.
(c)	This amount corresponds to the cost of services received from affiliate of AT&T regarding the payment of Internet dial up services.
(d)	This amount corresponds to investment interest and loans with affiliated companies.
(e)	AT&T has agreed to provide certain technical services and software maintenance on an as needed basis. Such technical services have included assistance in telephone network design and engineering, billing software redesign and improvements and customer care, billing, planning and implementation of new services.

Remunerations and benefits received by the main officials of the Company amounted to Ps31,797, which was comprised of the basic salary and benefits established by law and complemented by a variable compensation program governed basically based on the Company’s income and the market value of its shares. There is no agreement or program to involve employees in the capital of the Company.

The Company does not have any other significant operations with related parties or any conflicts of interest to disclose.

5. PREPAID EXPENSES

Prepaid expenses as of December 31, 2007 and 2008 consist primarily of prepaid expenses for systems maintenance, insurance, bonds and advertising time.

6. PROPERTY AND EQUIPMENT, NET

As of December 31, 2007 and 2008, property and equipment net, consists of the following:

	2007		2008
Buildings	Ps	119,006	Ps	143,539
Furniture, fixtures and other		242,390		264,323
Hardware equipment		358,760		368,261
Transportation equipment		24,663		24,893
Telephone network		8,666,012		9,271,870
Billing and customer care software		524,141		524,141

		9,934,972		10,597,027
Accumulated depreciation and amortization		(5,177,021)		(5,829,521)

		4,757,951		4,767,506
Land		165,194		165,194
Constructions in progress		209,691		236,481

Total	Ps	5,132,836	Ps	5,169,181

Amortization of billing and customer care software charged to income amounted to Ps76,110, Ps69,435 and Ps68,113 for the years ended December 31, 2006, 2007 and 2008, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above was Ps730,023, Ps632,318 and Ps633,122 for the years ended December 31, 2006, 2007 and 2008, respectively.

During the year ended December 2006, the Company did a physical inventory count of its property and equipment, the result of which revealed that equipment amounting to Ps36,967 (US$3.8 million) net, should be adjusted due to its physical condition. Consequently, the Company wrote-off this equipment and charged the aforementioned amount to income (included in depreciation and amortization line) for the year.

As of December 31, 2007 and 2008, constructions in progress consist primarily of infrastructure investments to connect clients to the Company’s network, for which there are no loans to finance these projects.

As of December 31, 2007 and 2008, property and equipment include assets acquired under capital leases amounted Ps10,603 and Ps1,982, respectively (see Note 8).

7. DEFERRED CHARGES AND OTHER ASSETS, NET

As of December 31, 2007 and 2008, deferred charges and other assets consist of the following:

	2007		2008
Capitalized expenses derived from issuance of senior notes (a)	Ps	184,911	Ps	184,911
Frequency bands (b)		174,370		174,370
Software (c)		654,004		727,232
Investments in associated companies (d)		245		15,818
Other assets		70,303		67,066

		1,083,833		1,169,397
Accumulated amortization		(776,247)		(865,552)

Total deferred charges and other	Ps	307,586	Ps	303,845

Amortization charged to income was Ps312,171, Ps170,627 and Ps55,452 for the years ended, December 31, 2006, 2007 and 2008, respectively.

a. Debt issuance costs consists of the following:

	2007		2008
Fees and expenses to agents:
New senior notes (1) (see Note 9.A.)	Ps	184,911	Ps	184,911
Less: accumulated amortization		(120,640)		(148,822)

Total capitalized expenses	Ps	64,271	Ps	36,089

(1)	Fees and expenses incurred for the issuance of the new senior notes will be amortized over the term of the new senior notes.

Amortization charged to income for the years ended December 31, 2006, 2007 and 2008 amounted to Ps34,288, Ps26,038 and Ps28,182 respectively.

b. Frequency bands

In 1997, the Company obtained two national point-to-point wireless telecommunications concessions and three point-to multipoint wireless concessions covering Mexico City, Monterrey and Guadalajara. The concessions are for 20 years beginning in 1998 and are amortized on a straight-line basis over the concession period. Frequency band amortization expense for the years ended December 31, 2005, 2006 and 2007 amounted to Ps8,718 and a net value of Ps92,974 and Ps84,261 for the years ended December 31, 2007 and 2008, respectively.

c. Software

Software costs consist of purchased software license for internal use. The amortization of software for the years ended December 31, 2006, 2007 and 2008 amounted to Ps25,384, Ps30,335 and Ps44,829, respectively.

	2007		2008
Software	Ps	654,004	Ps	727,232
Accumulated amortization		(527,860)		(577,434)

Total software	Ps	126,144	Ps	149,798

d. Investment in associate

In 2008, the Company acquired 50% of common shares of Conectividad Inalámbrica 7 GHz, S. de R.L.. This acquisition is valued using the equity method.

8. BANK LOANS, NOTES PAYABLE, FINANCIAL LEASING AND RESTRICTED CASH

As of December 31, 2007 and 2008, bank loans, notes payable and capital leases consist of the following:

	2007		2008
Bank loan obtained from Comerica Bank for an amount of US$15 million at an annual rate plus Libor of 1.75 points due in September 2009. (1)	Ps	—	Ps	203,075
Promissory notes to Cisco Systems Capital Corporation for an amount of US$13.3 million. As of December 31, 2008 amount due were US$3.2 million.(2)		—		166,335
Promissory notes to Hewlett Packard Operations de México, S. de R. L. de C. V., for an amount of US$7.8 million. As of December 31, 2008 amount due was US$3.2 million. (3)		—		102,084
Bank loan obtained from Deutsche Bank for an amount of US$50 million at an annual rate plus Libor of 1.65 points due in 2010. (4)		376,138		—
Capital lease contract with CSI Leasing México, S. de R. L for telecommunications equipment. As of December 31, 2007 and 2008 the amounts due were US$1.1 million and US$135 thousand, respectively. (5)		12,200		1,828
Capital lease contracts with The Capita Corporation de México, S. A. de C. V., for US$7.0 and US$2.8 million respectively for telecommunications equipment. As of December 31, 2007 and 2008 the amounts due were US$395 thousand and $0, respectively.		4,535		—

		392,873		473,322
Current portion of notes payable and capital leases		(182,440)		(287,120)

Long term debt	Ps	210,433	Ps	186,202

(1)	On August 6, the Company contracted a loan with Comerica Bank (“Comerica) for US$15 million bearing interest at 1 month LIBOR rate plus 1.75%.Interest payments are payable each month, with the principal due at maturity on September 10, 2009.
(2)	On September 7, 2008 a promissory note was signed to acquire new equipment with Cisco Systems Capital Corporation (“Cisco”), in the amount of US$6.3 million. This agreement is effective for 36 months with monthly payments of US$.19 million concluding on August 7, 2011, and the annual interest rate is 5.67%. Furthermore, on October 29, 2008, a second promissory note was signed in order to acquire goods with Cisco for an amount of US$7.0 million, the same as the other promissory note, with an annual interest rate of 5.67% effective for 36 months with monthly payments of US$.21million with maturity in October 28, 2011.
(3)	On October 1, 2008 the company signed a promissory note with Hewlett Packard Operations de México, S. de R.L. de C.V. (“HP”), for the acquisition of goods for US$3.2 million, the payment will be made on a monthly basis in 48 installments of US$.075 million at an annual interest rate of 6.90%. On October 27, 2008, a second agreement was signed in the amount of US$4.6 million, for the acquisition of goods; it will be paid in 48 monthly and consecutive installments of US$.11 million at an annual interest rate of 7.082%.
(4)	On September 11, 2008 the loan with Deutsche Bank for US$23.4 million (that comprised capital, interest and penalties) was paid in advance by means of contracting a new loan with Comerica Bank and Company owned funds. This loan agreement included restrictions and commitments for the Company, such as restricted cash amounting to US$13.7 million (Ps166,016) for the year ended December 31, 2007.
(5)	The Company entered into a capital lease contract with CSI Leasing México, S. de R.L. de C.V. (“CSI”) to acquire telecommunications and computer equipment which is denominated in U. S. dollars. At December 31, 2007 and 2008 it amounts to Ps12,200(US$1,123) and Ps1,828 (US$135 thousand), respectively, and bears interest at a 7.9%. This capital lease is payable in 36 equal monthly payments of Ps1,001 (US$92) each, and matures in April 2009.

9. SENIOR NOTES

At December 31, 2007 and 2008, the senior notes consist of the following:

	2007		2008
A) New Senior Notes	Ps	2,581,466	Ps	2,701,067
Current portion of Senior Notes		(267,427)		(363,142)

Long-term Senior Notes	Ps	2,314,039	Ps	2,337,925

A) New Senior Notes

During November 2003, the Company restructured its outstanding senior notes (the “Old Senior Notes”). As a result of the restructuring of this debt, the Company extinguished, through debt and cash exchange offers, US$232.9 million and US$254.2 million of the debt bearing interest at rates of 12.125% and 12.625%, respectively, representing 85.5% of total Old Senior Notes. As part of the restructuring of its debt, the Company issued Ps4,008,509 (US$304 million) new senior notes (the “New Senior Notes”) with maturity in 2010 in exchange for Ps3,765,488 (US$287 million) of Old Senior Notes and paid Ps1,443,219 (US$110 million) as part of a cash offer to extinguish Ps2,624,033 (US$200 million) of Old Senior Notes. Additionally, the Company paid Ps197,439,422 (US$16,401,848) to holders of the Old Senior Notes, which did not accept the terms of debt restructuring of the Company, representing 14.5% value of the Old Senior Notes.

In a meeting held on October 26, 2006 the stockholders agreed to authorize the Company’s management to make investments of cash surplus in the New Senior Notes at current debt market prices.

As of December 31, 2007 and 2008, the nominal value of the bonds acquired by the Company amounts to Ps162,323 (US$14.9 million) and Ps191,905 (US$14.2 million), respectively.

Bonds acquired as of December 31, 2007 and 2008 are shown in the balance sheet net of the senior notes issued. Interest income from these notes amounting to Ps12,344 and Ps9,501 as of December 31, 2007 and 2008 is shown net of the financial expense caption in the statement of income.

The main terms of the New Senior Notes are:

a.	The maturity date is June 30, 2010 with partial amortizations as described below. The New Senior Notes bear interest at an annual rate of 8.0%, payable semi-annually in cash in arrears, on June 30 and December 30, starting on December 30, 2003.

The following table shows the amortization of the principal of the New Senior Notes:

Principal payment date	Percentage of original principal amount payable	Percentage of remaining original principal amount
June 30, 2009	6.50%	63.50%
December 30, 2009	6.50%	57.00%
June 30, 2010	57.00%	—

b.	The notes may be paid in advance at the Company’s option, totally or partially, at any time for an amount equal to 101% of the outstanding principal amount owed.

c.	In the event of a change in the Company’s control structure, for example in the case of the change of partners owning the social parts of the Company and with certain exceptions, the holders of the New Senior Notes are entitled to demand that Alestra repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

The notes contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of December 31, 2007 and 2008 and the date of issuance of these financial statements, the Company was in compliance with all required covenants.

B) Old Senior Notes

The Company paid the total Old Senior Notes payable at 2006 on May 15, 2006, in an amount of Ps424,483 (US$37.1 million). Further, on August 30, 2006, the Company paid in advance the Old Senior Notes with maturity in 2009 for an amount of Ps529,295 (US$45.9 million). The funds to pay these notes in advance are a result of the bank loan obtained from Deutsche Bank. Considering the advance redemption of Old Senior Notes due in 2009, the Company paid a premium in the amount of Ps11,681 (US$0.97 million). Additionally, the Company wrote off debt issuance expenses that had been capitalized due to the issuance of the Old Senior Notes for the amount of Ps6,634.

10. EMPLOYEES’ BENEFITS

The valuation of the liabilities for formal employee retirement plans covers all employees of the subsidiary Servicios Alestra, and is based primarily on their years of service, their present age and their remuneration at date of retirement. Since January 2005, compensation payable related to employment termination benefits for causes other than for restructuring is recognized as part of the Company’s labor liabilities.

The following is a summary of the principal consolidated financial data relative to these obligations:

Prior service cost (transition liability), plan amendment costs and actuarial gains and losses are recorded through charges to income by the straight-line method over the average remaining service life of the employees expected to receive the benefits, From December 2007 onwards prior service cost (transition liability) is amortized over a maximum five-year period.

a.	Reconciliation between the initial and final balances of the defined benefit obligations (“OBD” by its Spanish acronym) present value for the period 2008:

	Pension Plan		Seniority Premium		Termination Benefits		Other retirement benefits		Total
Defined benefit obligation at January 1, 2008	Ps	84,170	Ps	1,149	Ps	29,415	Ps	1,401	Ps	116,135
More (less):
Labor cost of the current service		2,001		127		2,784		41		4,954
Financial cost		6,644		97		2,138		119		8,998
Actuarial losses (earnings) generated in the period		(18,143)		(133)		(2,373)		—		(20,649)
Reductions		(3,401)		—		—		(827)		(4,228)

Defined benefit obligation at December 31, 2008	Ps	71,271	Ps	1,240	Ps	31,963	Ps	734	Ps	105,208

b.	The value of accumulated benefit obligations as of December 31, 2008 amounted to Ps49,801.

c.	The reconciliation between the amount recognized in the balance sheet and the defined benefit obligation and the unrecognized amounts pending amortized is as follows:

	Pensions December 31,				Seniority Premium December 31,				Termination Benefits December 31,				Other retirement benefits December 31,				Total		Total
	2007		2008		2007		2008		2007		2008		2007		2008		2007		2008
Labor assets (liabilities):
Defined benefit obligation	Ps	84,170	Ps	71,271	Ps	1,149	Ps	1,240	Ps	29,415	Ps	31,963	Ps	1,401	Ps	734	Ps	116,135	Ps	105,208

Plan assets		—		—		—		—		—		—		—		—		—		—

Funded status		84,170		71,271		3,572		1,240		29,415		31,963		1,401		734		116,135		105,208
Less unrecognized amounts pending amortization :
Actuarial (gains) losses		(2,812)		3,968		(1,741)		(1,502)		(3,408)		—		(66)		—		(8,026)		2,465

Transition obligation		(10,488)		—		(217)		(173)		(15,113)		(12,090)		113		—		(25,705)		(12,263)
Net prior service (cost) benefit		22,573		10,791		—		—		—		—		(1,284)		(498)		21,289		10,294

Net projected liability	Ps	93,444	Ps	86,030	Ps	(809)	Ps	(436)	Ps	10,895	Ps	19,873	Ps	(164)	Ps	237	Ps	103,693	Ps	105,704

d.	Net periodic pension cost

An analysis of the net periodic pension cost by plan type is presented as follows:

	Pensions Plan December 31,				Seniority Premium December 31,				Indemnities December 31,				Other retirement benefits December 31,				Total		Total
	2007		2008		2007		2008		2007		2008		2007		2008		2007		2008
Net cost of the period:
Labor cost of the current service	Ps	5,725	Ps	2,001	Ps	590	Ps	127	Ps	3,473	Ps	2,784	Ps	18	Ps	41	Ps	9,807	Ps	4,954

Financial cost		4,304		6,644		198		97		1,014		2,138		31		119		5,548		8,998

Plan assets expected yield
Expected yield of any reimbursement right recognized as an asset

Net actuarial earning or loss		—		—		114		144		127		5,710		—		—		241		5,854

Labor cost of past service		(113)		(779)		14		43		1,695		3,023		109		113		1,705		2,400
Reductions and settlements		373		(706)		34		—		10,150		—		6		(200)		10,563		(906)

Total	Ps	10,289	Ps	7,160	Ps	950	Ps	411	Ps	16,459	Ps	13,655	Ps	164	Ps	73	Ps	27,863	Ps	21,299

e.	Principal actuarial assumptions:

The principal actuarial assumptions used, expressed in absolute terms, as well as the discount rates, plan assets yield, salaries increases and changes in the indexes or other changes, referred at December 31, 2008, are as follows:

Concept	2007	2008
Discount Rates	8.50% annual nominal	9.15% annual nominal
Expected Return on Plan Assets	11.00% annual nominal	10.75% annual nominal
Rate of Salary Increase	4.50% annual nominal	5.25% annual nominal
Minimum Wage Increase Rate	3.50% annual nominal	4.25% annual nominal
Health Care Inflation Rate	6.50% annual nominal	7.35% annual nominal

f.	Variation effect in the trend rate assumed from health care costs:

The effect of a variation in one percent in the variation trend rate assumed concerning health care costs would have been as follows:

Concept	Effect +1		Effect -1
The cost of the current services and interest of the net medical services at retirement	Ps	20	Ps	29
The cumulative obligations by retirement benefits derived from health care costs;	Ps	612	Ps	888

11. STOCKHOLDERS’ EQUITY

As of December 31, 2008 the capital stock of Alestra is variable with a fixed minimum of Ps300 and an unlimited maximum. As of December 31, 2007 and 2008, the subscribed and paid-in capital stock at nominal value amounted to Ps1,181,346. It is represented by common, nominative social parts of no par value, and is divided as follows: (a) Series “A”, which represents 51% of the social parts, grants full ownership and voting rights, and is restricted to Mexican investors; (b) Series “B” which represents no more than 49% of the social parts, grants full ownership and voting rights, and has no ownership restrictions; and (c) Series “N”, which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with Article 113 of the General Law of Mercantile Organizations, and may be acquired by Mexican and foreign investors in accordance with the applicable legal regulations.

Alestra’s capital stock at December 31, 2006, 2007 and 2008, consists of the following:

Alfa, S. A. B. de C. V.				AT&T Telecom. México, Inc.
Series	Ownership (%)	Contribution		Series	Ownership (%)	Contribution		Total
“A”	17.85	Ps	210,870	“A”	—	Ps	—	Ps	210,870
“B”	—			“B”	17.15		202,601		202,601
“N”	33.15		391,616	“N”	31.85		376,259		767,875

Total	51.00	Ps	602,486	Total	49.00	Ps	578,860	Ps	1,181,346

Net income (loss) for the year is subject to the decisions taken at the general stockholders’ meeting, to the Company’s by-laws and to the General Law of Mercantile Organizations. In accordance with the General Law of Mercantile Organizations, the legal reserve must be increased annually by 5 % of annual net profits until it reaches 20% of the fully paid capital stock amount.

The shareholder’s joint venture agreement provides that the shareholders, subject to their vote and to applicable provisions of the New Senior Notes (or any other indebtedness restricting ability to pay dividends), have agreed to declare annual distributions of fifty percent after tax net income, determined in accordance with Mexican FRS. Notwithstanding the foregoing, Alestra will declare distributions only (x) in an amount which does not exceed the lesser of (i) earnings on which Mexican taxes have been paid so that no additional Mexican tax is payable as a result of the distribution, and (ii) net cash flow, (y) after such time as all scheduled capital contributions have been made and (z) after all requirements of Mexican law for the declaration and payment thereof have been satisfied. As of December 31, 2008, Alestra has not declared any dividends.

Dividends paid from retained earnings which have not previously been taxed are subject to an income tax payable by the Company, which may be credited against the income tax payable by the Company in the year in which the dividends are paid and in the two following years.

12. CONTINGENCIES AND COMMITMENTS

a.	At December 31, 2008 the Company had commitments from agreements to lease office space under operating leases. The leases are subject to escalation factors based on the NCPI. At December 31, 2008, future minimum lease payments under non cancelable operating leases with terms in excess of one year are as follows:

Year
2009	Ps	97,252
2010		102,861
2011		106,296
2012		110,619
2013 onwards		489,496

	Ps	906,524

Rental expense was Ps81,804, Ps82,866 and Ps85,362 for the years ended December 31, 2006, 2007 and 2008, respectively.

b.	As of December 31, 2007 and 2008, the Company obtained performance bonds for Ps5,691 and Ps238,700 respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c.	As of December 31, 2007 and 2008 the Company had outstanding commitments to acquire equipment and other capital expenditures related to the construction of its telecommunications network of US$12.6 million (Ps137,340) and US$10.5 million (Ps142,119) respectively.

d.	In August 2006, ABA Seguros S.A. de C.V. (“ABA Seguros”) and 7-Eleven, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps. 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa, S.A. de C.V., under the theory of subrogation of rights. The Company filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay if Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. Although the outcome of the claim has not yet been decided, The Company does not believe it would have a substantial effect on The Company’s finances. In The Company’s opinion; although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on The Company’s financial position; results of operations or cash flows.

e.	On July 16, 2006, Corporación Mexicana de Investigación en Materials S.A. de C.V. (“COMIMSA”) held a public bid to select a provider of domestic and international long distance services. The Company participated in the bid, and on July 20, 2006, it was awarded these services by COMIMSA. On July 21, 2006 the Company notified COMIMSA that the Company was not capable of providing long distance services in two of the areas in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre-subscription by Cofetel in accordance with the long distance service rules. As a result, the Company could not enter into the respective services agreement, which the Company was obliged to execute within the following 10 working days after the awarding of the bid. As a result, COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against the Company to determine if the Company was subject to sanctions under the applicable law. SFP decided that the Company violated the applicable law and imposed sanctions consisting of (i) a prohibition against participating in bids to offer telecommunication services to the Mexican federal administration for a period of three months and (ii) a fine of Ps75 thousand to be paid by the Company. At the beginning of 2007, Alestra filed an indirect writ of relief against this resolution by SFP, and in June 26, 2008 the court granted Alestra relief in the form of declaring SFP´s sanctions without effect, on the grounds that the sanctions procedure by SFP was without basis and motivation. This resulted in SFP reinitiating the procedure in August 2008 through a resolution, revised to address the court´s findings. In response to the new resolution of SFP, the Company filed a new writ of relief, and obtained provisional and definitive suspension of the resolution. The Company believes that SFP may appeal the suspension. In the event that the Company obtains the definitive suspension of the resolution, and while the court´s decision is pending, SFP may not invoke sanctions against the Company. In the Company’s opinion; although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on the Company’s financial position; results of operations or cash flows.

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

Years ended	Long distance		Data, Internet and Local services		Total
2006
Revenues	Ps	2,189,357	Ps	2,346,276	Ps	4,535,633
Costs of services (excluding depreciation)		(1,120,439)		(608,070)		(1,728,509)

Gross profit	Ps	1,068,918	Ps	1,738,206		2,807,124

Operating expenses						(2,620,145)

Operating income						186,979
Comprehensive financial result						(292,496)
Other expense, net						(15,245)

Loss before provision for asset tax						(120,762)
Asset tax						(2,888)

Net loss					Ps	(123,650)

Years ended	Long distance		Data, Internet and Local services		Total
2007
Revenues	Ps	2,414,649	Ps	2,641,391	Ps	5,056,040
Costs of services (excluding depreciation)		(1,459,930)		(757,748)		(2,217,678)

Gross profit	Ps	954,719	Ps	1,883,643		2,838,362

Operating expenses						(2,383,471)

Operating income						454,891
Comprehensive financial result						(179,520)
Other income, net						1,175

Loss before provision for taxes						276,546
Asset tax						(2,880)
Deferred income tax						(85,630)

Net income					Ps	188,036

2008
Revenues	Ps	1,722,487	Ps	2,950,062	Ps	4,672,549
Costs of services (excluding depreciation)		(1,041,532)		(747,497)		(1,789,029)

Gross profit	Ps	680,955	Ps	2,202,565		2,883,520

Operating expenses						(2,308,396)

Operating income						575,124
Comprehensive financial result						(943,850)
Other expense, net						(50,072)

Loss before provision for taxes						(418,798)
Income tax						(45,134)
Deferred income tax						79,610

Net loss					Ps	(384,322)

The Company does not have assets outside of Mexico. For the years ended December 2006, 2007 and 2008, the revenues from international long distance services of the Company generated by AT&T, represented 69.9%, 71.6% and 65.2%, respectively (see Notes 2-m and 4).

14. INCOME TAX

The net (charge) credit to consolidated income for income tax was as follows:

	2007		2008
Current income tax	Ps	—	Ps	(45,134)
Deferred income tax		(85,630)		79,610

Total income tax provision	Ps	(85,630)	Ps	34,476

The reconciliation between the statutory and effective income tax rates is shown below:

	2006		2007		2008
(Loss) income before income tax	Ps	(120,762)	Ps	276,546	Ps	(418,799)
Income tax at statutory rate (29%, 28% and 28%, respectively)	Ps	35,021	Ps	(77,432)	Ps	117,263
Add (deduct) effect of income tax on:
CFR differences		(16,018)		(17,288)		26,131
Effect of valuation of tax losses and other permanent items		(19,003)		9,090		56,656

Total provision of income tax charged to income	Ps	—	Ps	(85,630)	Ps	34,476

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31, 2007 and 2008, are as follows:

	2007		2008
Deferred tax asset:
Tax loss carryforwards	Ps	783,886	Ps	348,716
Allowance for doubtful accounts		307,743		268,947
Other assets, costs and provisions		266,246		285,986

		1,357,875		903,649
Reserve of tax loss carryforwards		(680,136)		(323,536)

Total deferred tax assets		677,739		580,113
Deferred tax liabilities:
Property and equipment, net		756,047		580,813
Prepaid expenses		7,322		5,320

Total deferred tax liabilities		763,369		586,133

Deferred income tax	Ps	(85,630)	Ps	(6,020)

As mentioned above, the Company determined that it will be subject to income tax rather than IETU. The projections assume the following: a) the Company will not exercise the option to apply the immediate deduction on investments as of 2009 and b) the Company will not amortize the tax loss carryforwards as of December 31, 2007 and 2008 in an amount of Ps 680,136 and Ps 323,536, respectively. Hence, a reserve has been created for this amount.

Listed in the following table are the tax loss carryforwards, restated in conformity with the official inflation indexes that could be amortized after eliminating those that will not be amortized due to the fiscal policy of the holding Company.

Year
2009	Ps	10,444
2010		11,384
2011		12,408
2012		13,525
2013		14,742
2014		16,069
2015		11,355

	Ps	89,927

15. FOREIGN CURRENCY POSITION

As of December 31, 2007 and 2008 monetary assets and liabilities, denominated in foreign currencies (U.S. dollars) were as follows:

	Thousands of U.S. dollars
	2007		2008
Assets	US$	31,135	US$	22,110
Short and long-term liabilities		(305,882)		(267,170)

Net short position	US$	(274,747)	US$	(245,060)

Non-monetary assets of foreign origin	US$	514,014	US$	517,160

The following is a consolidated summary of the main transactions in foreign currency:

	2006		2007		2008
Revenues	US$	135,160	US$	164,684	US$	137,366
Cost of services		(30,079)		(31,169)		(28,275)
Operating expenses		(21,863)		(28,181)		(26,054)
Interest expense		(33,805)		(27,057)		(22,616)
Interest income		3,403		2,884		1,247
Other income, net		2,220		383		—

Net gain	US$	55,036	US$	81,544	US$	61,668

The exchange rates at December 31, 2006, 2007 and 2008, were Ps10.8755, Ps10.8662 and Ps13.5383 per U.S. dollar, respectively, as published by Banco de México (the Mexican central bank).

At March 31, 2009, the date of issuance of the financial statements, the exchange rate was Ps14.3317 per U.S. dollar.

16. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies and accrued expenses and other payables reported on the balance sheet, approximate fair value, due to the short term maturity of these instruments.

The estimated fair values of the senior notes at December 31, 2007 and 2008 are as follows:

Years ended	Carrying amount		Fair value		Differences
2007
Bank loans and notes payable	Ps	376,138	Ps	390,959	Ps	(14,821)
Senior notes		2,581,466		2,738,289		(156,823)
Derivative instruments - asset		4,156		4,156		—

	Ps	2,961,760	Ps	3,133,404	Ps	(171,644)

2008
Bank loans and notes payable	Ps	471,494	Ps	439,127	Ps	32,367
Senior notes		2,701,067		2,339,618		361,449
Derivative instruments - liability		(489)		(489)		—

	Ps	3,172,072	Ps	2,778,256	Ps	393,816

17. DERIVATIVE FINANCIAL INSTRUMENTS

The Company periodically enters into financial instrument contracts to hedge its exposure to changes in the exchange rate between the Mexican Peso and the U.S. dollar. These contracts are used to hedge the exposure related to interconnection fees, denominated in U.S. dollars, paid to other carriers. The Company does not enter into derivatives contracts for speculative purposes.

On October 9, 2008, the Company contracted two derivative instruments to hedge January and February 2009 payments from AT&T (based on traffic minutes) for an original amount of US$4,225,000 for each month. This was the estimated amount to be settled with AT&T. Subsequently, AT&T confirmed a lesser amount than the payments originally planned; therefore the Company in order to compensate its balance relative to the sale of U.S. dollars, contracted two purchase agreements for US$3,600,000 for the month of December 2008 and US$2,650,000 for the months of January and February 2009 at the same dates and with similar exchange rates to those agreed. These contracts are being accounted for as cash flow hedges under Mexican FRS. As of December 31, 2008, the Company has recorded an unrealized loss of Ps1,792 in comprehensive income.

Derivative financial instrument positions in foreign currency held as of December 31, 2008 are summarized as follows:

Bank	Type	Currency	Notional	Type of financial instrument	Trade Date	Settlement Date	Exchange Rate
Merrill Lynch	Sell	USD	4,425,000	Forward	October 9, 2008	January 26, 2009	12.388
Merrill Lynch	Sell	USD	4,425,000	Forward	October 9, 2008	February 26, 2009	12.430
Merrill Lynch	Buy	MXN	32,836,150	Forward	October 13, 2008	January 26, 2009	12.391
Merrill Lynch	Buy	MXN	32,972,625	Forward	October 13, 2008	February 26, 2009	12.443

The effectiveness of financial derivative instruments classified as hedge instruments is assessed on a periodic basis. At December 31, 2008, the Company’s management had assessed the effectiveness of hedges and estimated that they are highly effective.

The Company formally documents its hedge relationships, including identifying the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction.

The Company has recorded a loss of Ps63,179 in the consolidated statement of operations related to hedge instruments that were settled during September 2008. The instruments held during the year related to the purchase of dollars to hedge its U.S. dollar denominated settlement payments to Telmex. As of December 31, 2008, all of these contracts have been settled and the results included in the consolidated statements of income.

18. DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. The Mexican FRS consolidated financial statements as of December 31, 2006 and 2007 include the effects of inflation whereas financial statements prepared under U.S. GAAP are presented on a nominal cost basis. As of December 31, 2008, the recognition of inflation is discontinued and the financial information is presented in adjusted nominal Mexican Pesos as mentioned in Note 2. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican FRS effective up to December 31, 2007 does not meet the consistent reporting currency requirements of Regulation S-X.

The reconciliation for the years ended December 31, 2006 and 2007 does not include the reversal of other adjustments to the financial statements for the effects of inflation required under Mexican FRS because the application of inflation accounting effective up to December 31, 2007 represented a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than nominal cost-based financial reporting for both Mexican and U.S. accounting purposes.

Adoption of new accounting principles

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies, at their election, to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election, called the “fair value option,” will enable some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, and it is easier than using the complex hedge-accounting requirements in SFAS No. 133, to achieve similar results. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and therefore became effective for the Company as of January 1, 2008. The Company has not elected to measure any eligible items at fair value. Accordingly, the adoption of SFAS No. 159 has not impacted the Company’s results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings.

SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

•	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 - Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs. (i.e., quoted prices for similar assets or liabilities)

•	Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The provisions of SFAS No. 157 were adopted by the Company on January 1, 2008 and do not have any effect on its overall financial position or results of operations. All fair value adjustments at December 31, 2008 represent assets or liabilities measured at fair value on a recurring basis. Fair values as of December 31, 2008 were calculated as follows:

	Balance at December 31, 2008		Quoted prices in active markets for identical assets		Significant other observable inputs		Significant unobservable inputs
			(Level 1)		(Level 2)		(Level 3)
Derivative instruments	Ps	(489)	Ps	—	Ps	(489)	Ps	—
Senior notes (*)		2,701,067		—		2,701,067		—
Long term debt (*)		471,494		—		471,494

Total	Ps	3,172,072	Ps	—	Ps	3,172,072	Ps	—

(*)	Long term debt and senior notes are carried at amortized cost. See Note 16 “Financial Instruments” for fair value disclosures.

Derivatives are valued using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign exchange rates. The Company generally classifies these instruments within Level 2 of the valuation hierarchy. Such derivatives are for foreign currency.

Fair value for senior notes and long term debt are based on the present value of the cash flow discounted at interest rates based in readily observable market inputs. Fair values are classified as Level 2 in the fair value hierarchy.

In February 2008 the Financial Accounting Standards Board (FASB) approved FASB Staff Position (FSP) No. FAS 157-2, “Effective Date of FASB Statement No. 157” (FSP No. FAS 157-2), that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. FSP No. FAS 157-2 does not permit companies to defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. In accordance with the provisions of FSP No. FAS 157-2, the Company has decided to defer the adoption of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

The principal differences between Mexican FRS and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	2006		2007		2008
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican FRS	Ps	(123,650)	Ps	188,036	Ps	(384,322)

U.S. GAAP adjustments:
a) Difference in interest expense		290,914		243,480		226,156
a) Reversal of debt issuance costs, net of amortization		22,688		22,688		22,688
b) Fifth amendment effect on depreciation expense		(141,428)		(139,899)		(137,821)
c) Reversal of pre-operating expense amortization		247,950		64,839		—
e) Deferred income tax		—		(82,121)		34,725
d) Severance payments		4,081		1,982		4,450
f) Pension and labor liabilities		—		—		7,026

Total U.S. GAAP adjustments		424,205		110,969		157,224

Net income under U.S. GAAP	Ps	300,555	Ps	299,005	Ps	(227,098)

	2007		2008
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican FRS	Ps	2,597,883	Ps	2,216,845

U.S. GAAP adjustments:
a) Effect on total debt of extinguishment		(550,765)		(324,608)
a) Effect on debt issuance costs		(56,721)		(34,032)
b) Fifth amendment effect on property and equipment		186,543		50,783
d) Severance payments		(16,500)		(12,050)
e) Deferred income tax		(82,121)		(44,259)
f) Pension and labor liabilities		(2,992)		(618)

Total U.S. GAAP adjustments		(522,556)		(364,784)

Total stockholders’ equity under U.S. GAAP	Ps	2,075,327	Ps	1,852,062

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2007		2008
Balance at beginning of period	Ps	1,779,314	Ps	2,075,327
Net income for the year		299,005		(227,098)
Impact of FAS 158 (1)		(2,992)		3,833

Balance at end of period	Ps	2,075,327	Ps	1,852,062

(1)	Amount not included in 2007 U.S. GAAP comprehensive financial income.

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps 5,026,512 and (ii) reduce the variable portion of the capital stock for Ps9, 193,330 and Ps1, 340,308 by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders. These transactions did not represent a contribution or payment to the equity holders. For U.S. GAAP purposes, reclassifications of this nature are considered to be quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria are met. The Company does not comply with all the criteria and consequently, the stockholders’ equity under U.S. GAAP as of December 31, 2007 and 2008 is as follows:

	2007		2008
Capital stock	Ps	12,355,567	Ps	12,355,567
Accumulated losses		(10,280,240)		(10,503,505)

Total stockholders’ equity under U.S. GAAP	Ps	2,075,327	Ps	1,852,062

The following table presents condensed balance sheets and statements of income in constant Pesos, including all U.S. GAAP adjustments, as of December 31, 2007 and 2008 and for the three years then ended:

	2007		2008
Cash and cash equivalents	Ps	283,059	Ps	202,805
Restricted cash		166,016		—
Trade receivables		471,858		516,173
Other current assets		167,639		149,407

Total current assets		1,088,572		868,385

Property and equipment, net		5,319,378		5,219,964
Deferred charges and other assets, net		392,248		257,763

Total assets	Ps	6,800,198	Ps	6,346,112

Total current liabilities including the current portion of senior notes	Ps	1,502,786	Ps	1,693,217
Senior notes		2,732,141		2,458,030
Bank loans and notes payable		210,433		186,202
Deferred income tax		164,614		50,279
Estimated liabilities for seniority premiums and pension plans		114,897		106,322

Total liabilities		4,724,871		4,494,050

STOCKHOLDERS’ EQUITY:
Contributed capital		12,355,567		12,355,567
(Accumulated losses) retained earnings		(10,280,240)		(10,503,505)

Total stockholders’ equity		2,075,327		1,852,062

	Ps	6,800,198	Ps	6,346,112

	2006		2007		2008
Net revenues	Ps	4,535,633	Ps	5,056,040	Ps	4,672,549
Cost of services (excluding depreciation presented separately below)		(1,728,509)		(2,217,678)		(1,789,029)
Administrative, selling and other operating expenses		(1,535,367)		(1,514,019)		(1,543,261)
Depreciation and amortization		(977,493)		(945,196)		(894,509)

Operating income		294,264		379,147		445,750

Comprehensive financial result:
Interest income		52,094		30,243		29,099
Interest expense		(138,059)		(70,751)		(68,419)
Exchange (loss) gain		(48,904)		688		(615,195)
Effect of derivative financial instruments		—		—		(63,179)
Gain from monetary position		133,287		103,780		—

		(1,582)		63,960		(717,694)
Loss on early extinguishment of all Senior Notes		(18,317)		—		—
Debt issuance costs, net		22,688		22,688		22,688
Other income (expense), net		4,808		3,841		(47,043)

Net income (loss) before deferred income tax and asset tax		303,443		469,636		(296,299)
Asset tax		(2,888)		(2,880)		—
Deferred income tax		—		(167,751)		114,335
Income Tax		—		—		(45,134)

Net income (loss)	Ps	300,555	Ps	299,005	Ps	(227,098)

a) Effects of the restructuring of the Old Senior Notes

As mentioned in Note 9, under Mexican FRS, the effects of the restructuring are recorded as follows:

•	A gain of Ps 958,753 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps 939,888 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•

Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps 129,299 and the capitalization of Ps158,160 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

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

•

Debt issuance cost of Ps158,160 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps 129,299 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

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

b) Fifth Amendment effect on property and equipment, net

From January 1, 1997 to December 31, 2007, the Company adopted the Fifth Amendment which established the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the nominal cost concept nor does it present financial information in a constant reporting currency. As mentioned previously, since January 1, 2008 the Company presents financial information in adjusted nominal Pesos. Therefore, the US GAAP adjustment represents the remaining depreciation of equipment relating to restatements for years up to December 31, 2007.

c) Preoperating Expenses

Under Mexican FRS, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred. The amortization of pre-operating expenses has been concluded in 2007.

d) Severance payments

Effective January 1, 2005, the Company adopted the provisions of MFRS D-3, which has subsequently been revised as of January 1, 2008. Under Mexican FRS, beginning in 2005, severance payments should be accounted in a manner similar to other post-retirement benefits. In 2005 the Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps24,666 over the remaining expected employee service period and consequently, as of December 31, 2006, 2007 and 2008 has recognized a total liability and charge to earnings of Ps 4,081, Ps 1,982 and Ps 4,450. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred. With the revision of Bulletin D-3, effective January 1, 2008, the Company is now amortizing the actuarial determined severance liability over a period of 5 years.

e) Deferred Income Taxes

Under Mexican FRS, deferred tax assets and liabilities are recognized for all significant temporary differences between the carrying amounts of existing assets and liabilities as of the balance sheet date and their respective tax bases. In the United States, Statement of Financial Accounting Standard No. 109 (“SFAS 109”), “Accounting for Income Taxes,” requires recognition of deferred tax assets and liabilities associated with differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of US GAAP adjustments, as of December 31, 2007 and 2008, are as follows:

	Mex GAAP		US GAAP Adjustments		2007
Deferred tax asset:
Tax loss carryforwards	Ps	783,886	Ps	—	Ps	783,886
Allowance for doubtful accounts		307,743		—		307,743
Costs and provisions		266,246		(33,543)		232,703

Total deferred tax assets	Ps	1,357,875	Ps	(33,543)	Ps	1,324,332

Deferred tax liabilities:
Property and equipment, and other assets, net	Ps	756,047	Ps	52,763	Ps	808,810
Prepaid expenses		7,322		(7,322)		—

Total deferred tax liabilities		763,369		45,441		808,810

Net deferred tax assets		594,506		(78,984)		515,522
Valuation allowance	Ps	(680,136)	Ps	—	Ps	(680,136)

Deferred income tax	Ps	(85,630)	Ps	(78,984)	Ps	(164,614)

	Mex GAAP		US GAAP Adjustments		2008
Deferred tax asset:
Tax loss carryforwards	Ps	348,716	Ps	—	Ps	348,716
Allowance for doubtful accounts		268,947		—		268,947
Costs and provisions		285,986		(33,869)		252,117

Total deferred tax assets	Ps	903,649	Ps	(33,869)	Ps	869,780

Deferred tax liabilities:
Property and equipment, and other assets, net	Ps	580,813	Ps	14,220	Ps	595,033
Prepaid expenses		5,320		(5,320)		—

Total deferred tax liabilities		586,133		(8,900)		595,033

Net deferred tax assets		317,516		(42,769)		274,747
Valuation allowance	Ps	(323,536)	Ps	—	Ps	(323,536)

Deferred income, net	Ps	(6,020)	Ps	(42,769)	Ps	(48,789)

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized as of December 31, 2007 and 2008, for the deferred assets that the Company considered were more likely than not to be realized in the future.

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

As of December 31, 2008 and 2007, this pronouncement had no effect on the Company’s overall financial position or results of operations.

f) Pensions and labor liabilities

Due to the revision of Mexican FRS B-3, effective January 1, 2008, companies must now amortize transition obligations/benefits, unrecognized prior service costs/benefits and net gains and losses over a maximum period of 5 years. This change has resulted in an increase in net periodic pension expense under Mexican FRS and has created a difference of Ps 7,026 as of December 31, 2008.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).” This standard requires employers to recognize the underfunded or over funded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position, and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The adoption of this standard has created a difference in the pension and labor liabilities established under Mexican FRS.

The effect of the adoption of this standard on the Company as of December 31, 2007 is shown as follows:

	Before Application of SFAS 158	Adjustments		After Application of SFAS 158
Consolidated Balance Sheet Data
Total assets	Ps6,800,198	Ps	—	Ps6,800,198
Deferred Income Taxes	165,545		(931)	164,614
Pension Plan and Seniority Premiums	111,571		3,326	114,897
Other liabilities	4,445,360		—	4,445,360

Total liabilities	4,722,476		2,395	4,724,871
Total stockholders’ equity	2,077,722		(2,395)	2,075,327

Total liabilities and shareholders’ equity	Ps6,800,198	Ps	—	Ps6,800,198

Amount Recognized in Accumulated OCI (net of tax)

	2007		2008
Net transition obligation	Ps	7,626	Ps	7,257
Prior service cost		(16,255)		(15,245)
Net loss		(1,242)		(5,769)

Total	Ps	(9,871)	Ps	(13,757)

Accumulated Other Comprehensive Income Rollforward

(net of tax)	2007		2008
AOCI at beginning of year	Ps	—	Ps	(9,871)
Occurring during the year:
Net transition obligation		7,626		—
Prior Service Cost		(16,255)		—
Net Loss (gain)		(1,242)		(4,490)
Amounts amortized during the year:
Net transition obligation		—		(369)
Prior Service Cost		—		1,010
Net loss (gain)		—		(37)

AOCI at the end of the year	Ps	(9,871)	Ps	(13,757)

Pursuant to the requirements of SFAS No. 132, the following tables present a reconciliation of the beginning and ending balances the accumulated benefit obligation.

Seniority Premiums and Pension Benefits

	2007		2008
Benefit obligation at beginning of year	Ps	111,696	Ps	85,319
Service cost		6,553		2,129
Interest cost		4,672		6,776
Actuarial loss (gain)		(12,559)		(7,099)
Benefits paid		(25,043)		(14,613)

Benefit obligations at end of year	Ps	85,319	Ps	72,512

Post-retirement benefit

	2007		2008
Benefit obligation at beginning of year	Ps	26,047	Ps	29,415
Service cost		3,603		2,784
Interest cost		1,052		2,161
Actuarial loss		—		2,278
Benefits paid		(1,287)		(4,675)

Benefit obligation at end of year	Ps	29,415	Ps	31,963

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

Capitalization of comprehensive financing result

Mexican FRS permits the capitalization of comprehensive financing result, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses, on qualifying assets under construction. As mentioned in Note 2, the Mexican economy is not an inflationary environment as of 2008; therefore capitalization of the comprehensive financing result, in such year, does not consider any gains or losses from monetary position.

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

CASH FLOWS

The statements of changes in financial position were presented for the years ended December 31, 2007 and 2006, as mentioned in Note 2. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

On January 1, 2008, Mexican FRS B-2 became effective; therefore, management included the statement of cash flows for the year ended December 31, 2008 as part of the basic financial statements with prospective application. However since Mexican FRS B-2 has been adopted prospectively, The Company has chosen to present the statement of cash flow under US GAAP in order to provide consistency in disclosure.

The statement of cash flows prepared in accordance with Mexican FRS for the year ending December 31, 2008 presents substantially the same information as that required under US GAAP as interpreted by SFAS No. 95, except for certain differences in presentation.

Presented below are statements of cash flows for the years ended December 31, 2006, 2007 and 2008 prepared, after considering the impact of U.S. GAAP adjustments.

	2006		2007		2008
OPERATING ACTIVITIES:
Net income (loss)	Ps	300,557	Ps	299,005	Ps	(227,098)
Adjustments to reconcile net loss to cash flows used in operating activities:
Gain from monetary position		(196,264)		(155,360)		—
Exchange loss		48,904		30,243		615,195
Depreciation and amortization		1,011,781		919,158		894,508
Allowance for doubtful accounts		33,954		(17,399)		27,758
Difference in interest expense		(290,914)		(243,480)		(226,156)
Deferred income tax		—		167,751		(69,201)
Changes in operating assets and liabilities:
Current assets		28,212		(16,440)		33,310
Current liabilities and other provisions		70,185		(144,593)		28,737

Cash flows provided by operating activities		1,006,418		838,885		1,077,053

INVESTING ACTIVITIES:
Purchases of property and equipment		(451,469)		(520,628)		(788,159)
Restricted cash (1)		(138,297)		(11,307)		166,016
Purchase of other assets		(179,145)		(41,145)		(74,554)

Cash flows used in investing		(768,911)		(573,080)		(696,697)

FINANCING ACTIVITIES:
Bank loans and notes payable		697,031		(111,019)		414,762
Payments of bank loans, notes payable, capital leases and senior notes		(1,144,172)		(590,071)		(875,372)

Cash flows used in financing activities		(447,141)		(701,090)		(460,610)
Net effect of inflation on cash and cash equivalents		(38,708)		(27,006)		—

Decrease in cash and cash equivalents		(248,342)		(462,291)		(80,254)
Cash and cash equivalents, beginning of period		993,692		745,350		283,059

Cash and cash equivalents, end of period	Ps	745,350	Ps	283,059	Ps	202,805
Non-cash investing and financing activities:
Acquisition of equipment under capital leases and debt assumed	Ps	13,717	Ps	—	Ps	—

Interest and taxes paid:
Interest paid	Ps	383,969	Ps	281,017	Ps	261,742

Income taxes paid	Ps	1,777	Ps	2,819	Ps	50,573

(1)	During 2007 restricted cash amounts were reclassified from financing activities to investment activities.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2008 the FASB approved FASB Staff Position (FSP) No. FAS 132(R)-1, “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (FSP No. FAS 132(R)-1), which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to Statement 132(R) that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The Company does not expect any material impact on its financial position and results of operations with the adoption of this statement.

On March 19, 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently analyzing the effect that this statement will have on its financial position and results of operations.

In December 2007, the FASB published SFAS No. 160 “Non Controlling Interests in Consolidated Financial Statements” — an amendment of ARB No. 51. This statement addresses the reporting of minority interests in the results of the parent and provides direction for the recording of such interests in the financial statements. It also provides guidance for the recording of various transactions related to the minority interests, as well as certain disclosure requirements.

SFAS No. 160 will be effective for fiscal years, and interim periods beginning after December 15, 2008, earlier adoption is prohibited and shall be applied prospectively. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company has adopted this pronouncement on January 1, 2009.

The adoption of this statement will cause some changes to our Company’s presentation of financial results and our statement of position. However, these changes are not expected to be of a material nature.

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

SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, earlier adoption is prohibited. The Company has adopted this pronouncement on January 1, 2009 to be applied in any future business combination.