Form 20-F
period 2009-12-31
ALESTRA
filed 2010-04-23
CIK 1098504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

11.750% Senior Notes due 2014

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	general economic conditions in Mexico, the United States and any significant economic or political developments in those countries;

•	the competitive nature of providing long distance, data, internet and local services;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	the risks associated with our ability to implement our strategy;

•	customer turnover;

•	technological innovations;

•	our need for substantial capital;

•	Interest rate levels;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Mexican Peso/U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Other matters set forth in this annual report may also cause actual results in the future to differ materially from those described in the forward-looking statements, including those set forth in “Risk Factors” in this annual report. Accordingly, investors are cautioned not to place undue reliance on the forward-looking statements in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. See Item 5, “Operating and Financial Review and Prospects.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiary. The financial information presented as of and for the fiscal years ended December 31, 2008 and 2009 was derived from our audited consolidated financial statements included elsewhere in this annual report. The financial information presented as of and for the fiscal years ended December 31, 2005, 2006 and 2007 was derived from our audited financial statements that are not included in this annual report. We use “Pesos” to refer to Mexican Pesos throughout this document.

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) as promulgated by the Mexican financial reporting standards board (Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, or “CINIF”). Mexican FRS differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 20 to our consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity.

Mexican FRS requires that all financial information as of December 31, 2007, and prior periods, be presented in Pesos of purchasing power as of December 31, 2007 and financial information beginning January 1, 2008 and for later periods be presented in adjusted nominal Pesos. Due to the implementation of the new Mexican Financial Information Standard (Norma de Información Financiera, or “NIF”) B-10 “Inflation Effects”, financial information as of January 1, 2008 and later periods is presented in adjusted nominal Pesos, as the information includes the cumulative inflation effects up to December 31, 2007, but will not include any future inflation adjustments. References in this annual report to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation. See Note 2 to our consolidated financial statements for further details regarding the change in Mexican FRS. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, and evaluation of period-to-period trends may be difficult.

The following data should be read in conjunction with, and is qualified in its entirety by reference to, the “Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

	As of and for the year ended December 31,
	2005 (1)		2006 (1)		2007 (1)		2008 (2)		2009 (2)
	(in millions, unless otherwise indicated)
STATEMENT OF OPERATION
Mexican FRS:
Revenues:
Long distance services	Ps.	2,327	Ps.	2,189	Ps.	2,415	Ps.	1,722	Ps.	1,421
Data, internet and local services		2,068		2,346		2,641		2,950		3,263

Total		4,395		4,536		5,056		4,673		4,684
Cost of services (excluding depreciation):
Long distance services		(1,139)		(1,120)		(1,460)		(1,042)		(956)
Data, internet and local services		(523)		(608)		(758)		(747)		(781)
Total		(1,663)		(1,729)		(2,218)		(1,789)		(1,737)
Administration, selling and other operating expenses		(1,526)		(1,536)		(1,513)		(1,552)		(1,529)
Depreciation and amortization		(1,016)		(1,084)		(870)		(757)		(854)
Operating income		191		187		455		575		564

	As of and for the year ended December 31,
	2005 (1)		2006 (1)		2007 (1)		2008 (2)		2009 (2)
	(in millions, unless otherwise indicated)
Comprehensive financial result (3)		(116)		(292)		(180)		(944)		(221)
Other (expenses) income (8)		(19)		(15)		1		(50)		(73)
Asset tax		(3)		(3)		(3)		—		—
Income tax		—		—		(86)		35		22
Net (loss) income		52		(124)		188		(384)		291
U.S. GAAP: (4)
Revenues:		4,395		4,536		5,056		4,673		4,684
Cost of services (excluding depreciation):		(1,663)		(1,729)		(2,218)		(1,789)		(1,737)
Administration, selling and other operating expenses		(1,548)		(1,535)		(1,514)		(1,543)		(1,531)
Depreciation and amortization		(893)		(977)		(945)		(895)		(904)
Operating income		292		294		379		446		512
Comprehensive financial result		188		(2)		63		(718)		103
Net income (loss)	Ps.	461	Ps.	301	Ps.	299	Ps.	(227)	Ps.	648
BALANCE SHEET
Mexican FRS:
Cash and cash equivalents	Ps.	993	Ps.	745	Ps.	283	Ps.	203	Ps.	317
Restricted Cash		—		161		166		—		318
Trade receivables, net		382		406		472		516		494
Property and equipment, net		5,657		5,243		5,133		5,169		5,205
Other assets		1,076		703		490		453		581

Total assets		8,108		7,258		6,544		6,341		6,915
8% Senior Notes due 2010		4,408		3,211		2,581		2,701		—
11.750% Senior Notes due 2014		—		—		—		—		2,612
Bank loans, notes payable and capital leases		84		608		393		473		597

Total debt		4,492		3,818		2,974		3,174		3,209
Accounts payable		762		587		399		521		763
Dividends payable		—		—		—		—		131
Other payables (9)		310		460		487		423		499
Deferred income taxes		—		—		86		6		—
Total liabilities		5,563		4,866		3,946		4,125		4,602
Contributed capital		1,395		1,395		1,395		1,395		1,395
Retained earnings		1,152		997		1,203		821		919

Total stockholders’ equity	Ps.	2,546	Ps.	2,393	Ps.	2,598	Ps.	2,217	Ps.	2,314
U.S. GAAP: (4)
Property and equipment, net	Ps.	6,122	Ps.	5,586	Ps.	5,319	Ps.	5,220	Ps.	5,205
Total assets		8,237		7,597		6,800		6,346		6,846
Total stockholders’ equity		1,481		1,779		2,075		1,852		2,299
CASH FLOW DATA:
Resources provided by (used in) (5)
Mexican FRS:
Operating activities	Ps.	1,122	Ps.	1,065	Ps.	997	Ps.	1,283	Ps.	1,768
Investing activities		(360)		(640)		(615)		(834)		(899)
Financing activities		(476)		(673)		(844)		(722)		(483)
U.S. GAAP: (4)
Operating activities	Ps.	804	Ps.	1,006	Ps.	809	Ps.	1,048	Ps.	1,450
Investing activities		(435)		(769)		(543)		(668)		(899)
Financing activities		(105)		(447)		(701)		(461)		(483)
OTHER FINANCIAL/OPERATING DATA:
(Unaudited):
Capital expenditures	Ps.	368	Ps.	482	Ps.	600	Ps.	793	Ps.	937
Minutes of traffic, domestic long distance		1,628		1,994		1,879		1,760		1,641
Minutes of traffic, international long distance		2,362		2,197		1,392		862		485
Employees (6)		1,933		1,899		1,902		1,766		1,699
Residential lines (7)		371		327		285		173		116
On-net customer locations — type I (10)		2,738		2,864		3,440		4,119		4,519
On-net customer locations — type II (11)		4,643		6,017		7,259		8,015		7,800
Customer access circuits — E0 equivalents (12)		222		276		377		518		617

(1)	Information as of and for the years ended December 31, 2005, 2006 and 2007 is expressed in millions of Pesos with purchasing power as of December 31, 2007, except as otherwise indicated.
(2)	Information as of and for the years ended December 31, 2008 and 2009 is expressed in millions of adjusted nominal Pesos, except as otherwise indicated.
(3)	Includes interest expense, interest income, net exchange gain (loss), effect of derivative instruments and net gain from monetary position.
(4)	See Note 20 to our consolidated financial statements.
(5)	Through December 31, 2007, under Mexican FRS, the changes in financial position for operation activities, financing and investing were presented in the statements of changes in financial position. On January 1, 2008, Mexican FRS B-2 “Statement of Cash Flows” became effective on a prospective basis. As a result, management has included the statements of cash flow for the years ended December 31, 2008 and 2009. See Note 2 to our consolidated financial statements for further information regarding this change. Due to the adoption of Mexican FRS B-2 “Statement of Cash Flows”, 2008 and 2009 information is not directly comparable to 2007, 2006 and 2005 information. The criteria for determining resources used in, or generated from, operating, investing and financing activities under the new Mexican FRS B-2 “Statement of Cash Flows” is different from prior years. See Note 2 to our consolidated financial statements.
(6)	Actual number of employees, not in millions.
(7)	In thousands, not millions.
(8)	In accordance with Mexican FRS as required by NIF B-3 and the Interpretation of Financial Information Standard (Interpretación a las Normas de Información Financiera or “INIF”) 4 “Presentation of Employee Statutory Profit-Sharing in the Income Statement”, beginning on January 1, 2007, employee statutory profit-sharing and special items are presented in other income (expenses), net. For comparability purposes, the financial information for the years ended December 31, 2007, 2006 and 2005 in the table above also reflects statutory employee profit sharing and special item in other income (expenses), net.
(9)	On January 1, 2008 the standards contained in Mexican FRS D-3 “Employee benefits” became effective. This standard requires, among other things, a reduction in the amortization period of items relating to the prior service cost, incorporation of the effects of salary growth in the calculation of the defined benefit obligation, as well as the elimination of the additional minimum liability and corresponding intangible asset and the amount recorded in stockholders’ equity. From January 1, 2008 onwards, the transitional liability is amortized over the lesser of the period pending to be amortized or five years. Prior to January 1, 2008, the actuarial gains and losses and transition liability captions subject to amortization were amortized on the basis of the average estimated service lives of the employees.
(10)	Represents actual number of discrete customer locations that are connected to our network via dedicated company-owned access circuits, both fiber-optic and wireless.
(11)	Represents actual number of discrete customer locations that are connected to our network via dedicated access circuits leased from third-party carriers.
(12)	In thousands of total E0 equivalents of customer access circuits providing data, internet and local services. E0 is a standardized measure of circuit capacity of 64 kilobits per second adopted by the International Telecommunication Union Telecommunication Standardization Sector (ITU-T) that is widely used in most countries outside the United States, Canada and Japan.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve Bank of New York expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate (Peso per Dollar)
Year	High	Low	Average(1)	Period End
2005	11.41	10.41	10.87	10.63
2006	11.46	10.43	10.90	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83
2009	15.41	12.63	13.58	13.06

Month
January 2010	13.06	12.65	12.81	13.03
February 2010	13.19	12.76	12.94	12.76
March 2010	12.74	12.30	12.57	12.30

(1)	Yearly basis on average of month-end rates and monthly basis on average of day-end rates.

On April 16, 2010 the noon buying rate as provided by The Federal Reserve Bank of New York was Ps. 12.2698 per US$1.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Us

Weakening economic conditions adversely affect us.

The global economy is currently undergoing a period of slowdown and unprecedented volatility, widely viewed as a recession, and the future economic environment may continue to be less favorable than that of recent years. Global economic slowdowns and U.S. economic slowdowns in particular may have, and in the case of the current slowdown, have had, a negative impact on the Mexican economy and on our business. See “— Risks Relating to Mexico — Downturns in the Mexican economy adversely affect us.”

Our level of indebtedness could affect our ability to operate and develop our business or service our debt, including our notes.

We currently have a significant amount of debt, and we may incur additional debt in the future. As of December 31, 2009, we had a consolidated total indebtedness of Ps. 3,208.6 million. Our significant level of debt could have important consequences to you, including:

•	requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, therefore reducing the funds available to us for our operations;

•

limiting our flexibility in planning for, or reacting to, changes in our business and our industry because our available cash flow after paying principal and interest on our debt may not be sufficient to make the expenditures necessary to address these changes;

•

increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying principal and interest on our debt;

•	limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures and general corporate requirements;

•	making it difficult for us to refinance our indebtedness or to refinance such indebtedness on favorable terms;

•

placing us at a competitive disadvantage to other relatively less leveraged competitors that have more cash flow available to fund working capital, capital expenditures and general corporate requirements; and

•	leaving us vulnerable to increases in interest rates affecting our variable rate debt.

Although the indenture governing our notes contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to qualifications and exceptions, and the indebtedness that we may incur in compliance with these restrictions could be substantial.

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

We are dependent on domestic and international long distance services, which accounted for 30.3% of our revenues in 2009, 36.9% of our revenues in 2008 and 47.8% of our revenues in 2007. Average prices for domestic long distance calls in Mexico declined more than 80% in real terms from December 1996 to December 2009. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. If our competitors continue to attempt to increase market share by reducing the price they charge for long distance calls, we expect that our revenues will continue to decrease as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. Our revenues from long distance services may continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

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

Competition in the data and internet services market has significantly increased as our competitors, including Telmex and Axtel, S.A.B. de C.V. (“Axtel”), among others, have also faced decreasing margins from voice services and shifted their focus to data and internet services. If we are unsuccessful in our strategy of focusing on the data and internet services market in Mexico, and are unable to obtain the benefits of these higher-margin businesses, our operating results and financial condition would be adversely impacted and our ability to service our obligations under our notes would be severely impaired.

Historically, we have relied on the use of the AT&T service mark together with our new Alestra registered service mark to market all of our services to our customers; however, under our Service Mark License Agreement, our current ability to use the AT&T brand name and service mark is limited and we have to rely on the Alestra brand name and service mark.

Commencing on November 18, 2007, we began solely using the Alestra brand to market our services in Mexico and stopped using the AT&T mark and logo in all of our materials. Prior to that date, we were only able to use the AT&T name as a tag line below our Alestra mark. Pursuant to our Amended and Restated Service Mark License Agreement (our “Service Mark License Agreement”) dated as of October 17, 1996 and amended February 13, 2003 and November 30, 2005 with AT&T Inc. (“AT&T”), we ceased using the AT&T name as a tag line on November 18, 2008. We are permitted to use the “AT&T Global Services” phrase for the limited purpose of providing AT&T Global Services within Mexico on a nonexclusive basis until June 2010. As a result of these brand changes we have had to rely on our own brand and marketing to sell our services.

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

We cannot predict whether we will be able to successfully continue to develop our own brand name and the results in using our own brand. If we are unsuccessful in developing or positioning our own brand name, our operating results and financial condition would be adversely impacted.

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

As a result of technological advances, regulatory changes and the lack of enforcement of regulations, we are facing additional competition from new market participants, which may result in lower prices for telecommunication services, lower margins, and/or a loss of market share.

As a result of technological advances and regulatory changes, cable network operators entered the Mexican telecommunications market with bundled and convergent services, increasing the level of competition. Several cable network providers have requested the Secretaría de Comunicaciones y Transportes (the “SCT”) to amend their concession titles to offer telephone services. The SCT has passed a resolution that allows cable network operators to provide voice services, as well as telecommunications entrants to offer video services under particular conditions. Also, the SCT has granted several concessions to cable networks operators to offer telephone services.

In addition, since the SCT has not been able to enforce regulations to stop the illegal provision of Voice Over Internet Protocol (“VoIP”) services by entities without a concession, several international VoIP providers target the Mexican telecommunications market to illegally offer telephone services through the Internet.

Additionally, the SCT is considering the auctioning of the 1850-1910/1930-1990 MHz, 3400-3700 MHz and 1710-1770/2110-2170 MHz spectrum segments to take place in 2010 that could open the market to new concessionaires and technologies, such as WiMax, that could also compete with some of the services we provide.

The Mexican telecommunications market is already a highly concentrated market characterized by declining prices and reduced margins, and if new market participants were to enter the market, it could result in price wars as Telmex, the current de facto significant market power player, would attempt to maintain its dominant market position. If there are further declines in the price of telecommunication services in Mexico, we will be forced to competitively react to those price declines, lowering our margins, or risk losing additional market share, which would adversely affect our operating results and financial condition.

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

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We are organized under the laws of Mexico. Most of our directors, officers and controlling persons reside outside the United States, and a significant portion of the assets of these directors, officers and controlling persons, and all of our assets, are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the U.S. There is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated solely on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

Risks Relating to the Mexican Regulatory Environment

We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes.

The operation of telecommunications systems in Mexico, including ours, has been subject to laws and regulations administered by the SCT and the Comisión Federal de Telecomunicaciones (“Cofetel”). An amendment to the internal operating rules of the SCT (Reglamento Interior) was issued during 2008, increasing the authority granted to the SCT by allowing it to assume certain responsibilities of Cofetel; however, in November 2009, the Mexican Supreme Court overruled the amendment and restored the authority previously granted.

On July 5, 2008, fixed and mobile phone number portability was implemented in Mexico. As of this date, the portability service has been operating properly, with the exception of certain third party networks that still take longer than established to route calls to the receiving user. We cannot predict the consequences that portability will have on the market or how it might affect our business.

On January 2010, the SCT published bid terms for auctioning the 1710-1770/2110-2170 MHz and 1850-1910/1930-1990 MHz spectrum segments under independent processes which should be concluded by the end of June. The awarding of the spectrum segment could open the market to new concessionaires and technologies, such as WiMax, that could also compete with some of the services we provide. We cannot predict the outcome of any such auction. As of the auction of the 3400-3700 MHz spectrum segment, the bid call is expected to take place during the second half of 2010.

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates and Mexican currency devaluation.

Our revenues from international long distance service reflect amounts earned from our customers and our proportion of all settlement payments received from foreign carriers, as well as other international non direct-dialed calls. A portion of all settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 16.6% in 2007, 9.6% in 2008 and 3.9% in 2009. Settlement agreements, principally with AT&T, govern our payment rates to foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and the rates foreign carriers must pay to use our facilities for interconnecting calls billed abroad, but terminating in Mexico.

Since 1997, the international settlement rates applicable to U.S.-originated international calls have been decreasing and may decrease further. Most of our traffic exchanged with foreign carriers in 2008 and 2009 was traffic originated in the United States. Therefore, such reduction has adversely affected our results. Any further reduction in international settlement rates attributable to U.S.-originated international calls would result in a further decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar-denominated revenues decrease and we do not experience an offsetting increase in volume, we may be unable to meet our dollar-denominated debt and other obligations without incurring currency exchange risk.

Continued devaluation of the Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations, since fixed interconnection tariffs have been established in U.S. dollars and our domestic services are charged in Pesos.

Restrictions on foreign ownership may impair our ability to raise equity capital and limit our growth.

Under the Ley Federal de Telecomunicaciones (the “Federal Telecommunications Law”) and the Ley de Inversión Extranjera (the “Foreign Investment Law”), no more than 49% of the voting equity of a Mexican corporation holding a concession to provide fixed-line telecommunications services may be held by non-Mexican nationals. AT&T Mexico, which owns 49% of our equity, is deemed a non-Mexican national for purposes of the Foreign Investment Law. Absent revisions to the Foreign Investment Law, future sales of equity securities to non-Mexicans would involve securities with limited voting rights or would require a proportional purchase of voting stock by Mexican nationals. These restrictions limit our ability to raise equity capital which could be used to implement our business plan and grow our business.

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

As a foreign private issuer, investors may not be able to obtain as much publicly-available information about us as they would about U.S. issuers of publicly traded securities. In addition, we prepare our consolidated financial statements in accordance with Mexican FRS, which differs from U.S. GAAP in certain significant respects. Therefore, potential investors may not be able to easily ascertain the risks facing us as they would if we were a U.S. company. See Note 20 to our consolidated financial statements for a description of the principal differences between Mexican FRS and U.S. GAAP applicable to us.

Risks Relating to Mexico

Downturns in the Mexican economy adversely affect us.

The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. Accordingly, declines in our customers’ spending could have additional negative effects on our revenues. Economic slowdowns in Mexico may have, and in the case of the current slowdown, have had, additional consequences that impact our business. We also face risks associated with the impact of economic downturns on third parties, such as suppliers, financial institutions and other parties with which we do business. If these parties experience negative effects on their businesses due to the economic slowdown, it could negatively affect our business or operating results.

Currency devaluations may impair our ability to service our debt.

Changes in the value of the Peso relative to the U.S. dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. All of our indebtedness and a portion of our trade payables are denominated in U.S. dollars, while a majority of our revenues and operating expenses are denominated in Pesos. For example, the 0.1% currency appreciation of the Peso against the U.S. dollar that occurred in 2007 resulted in an exchange loss of Ps. 2.2 million, the 20.3% currency depreciation of the Peso against the U.S. dollar that occurred in 2008 resulted in an exchange loss of Ps. 615.2 million and the 3.5% currency appreciation of the Peso against the U.S. dollar that occurred in 2009 resulted in an exchange gain of Ps. 99.1 million.

Continued devaluation of the Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations, including our notes, and to make additional capital expenditures.

Exchange controls may impair our ability to obtain U.S. dollars to make U.S. dollar-denominated payments.

The Mexican economy has suffered current account balance of payment deficits and shortages in foreign exchange reserves in the past. The Mexican government may restrict the ability of Mexican or foreign persons or entities to convert Pesos into U.S. dollars or other currencies. The Mexican government has instituted restrictive exchange control policies in the past. The imposition of such a policy in the future may impair our ability to obtain imported goods and to meet our obligations requiring payments in foreign currency, including our notes.

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

Item 4. Information on the Company.

A. History and development of the company

Our legal and commercial name is Alestra, S. de R.L. de C.V. We were incorporated on October 13, 1995. We are a sociedad de responsabilidad limitada de capital variable (limited liability variable capital company) organized under the laws of Mexico for a term of 99 years. Our principal executive office is located at Avenida Lázaro Cárdenas No. 2321, Piso 9, Col. Residencial San Agustín, San Pedro Garza García, N.L. 66260, México and our telephone number is 011-5281-8625-2200. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, U.S.A. Puglisi & Associates’ phone number is (302) 738-6680.

We are a leading provider of telecommunications services in Mexico. We are focused primarily on multinational corporations, domestic large- and mid-size businesses and institutional customers in Mexico (which we refer to as the “enterprise sector”), and we believe that we are the only enterprise-focused telecommunication services provider in the country. Through our extensive fiber optic and wireless network, we offer data, internet-related and local telephony services (which we refer to as “value added services”), as well as domestic and international long distance telephony services. Since the commencement of our operations in 1995, we have invested approximately Ps. 7,786.6 million in the construction of our network, which currently interconnects with 199 cities throughout Mexico. We believe our network enables us to provide coverage to over 90% of the Mexican market.

Our value added services include managed Internet Protocol (“IP”) telephony, IP virtual private networks, managed local area network (“LAN”)/wide area network (“WAN”), hosting and application services, managed security services, as well as more basic data transport, internet access and transit and local telephony services (which we report as our data, internet-related and local services segment). Our enterprise customers demand services with cutting-edge technology and real-time technical support, and we seek to satisfy these needs through our extensive data network and technical capabilities developed through more than 14 years of joint collaboration with AT&T.

We began providing basic data services to our customers in May 1997 and internet services in July 1998, and the majority of our revenue growth for the last three years has come from the evolution of those services into a broad portfolio of value added services. Between December 31, 2008 and December 31, 2009, revenues from value added services grew by 10.6%. Our value added services accounted for 63.1% of our revenues in 2008 and 69.7% of our revenues in 2009. We believe that the contributions to our revenues and operating income from our value added services will continue to increase in the foreseeable future, as our customers’ needs evolve into more sophisticated data communications systems and applications that require the convergence of telecommunications and information technology.

We believe that our strategic focus on the enterprise sector, superior product offerings and customer service have enabled us to establish long-term relationships with these customers, which has resulted in a stable source of revenues with low customer churn. We provide these services mainly through long-term contracts with our enterprise customers. We also provide services to high usage residential customers and to other telecommunications carriers.

Our network consists of more than 6,101 route-kilometers of high-capacity fiber optic lines that connect metropolitan areas, more than 1,740 route-kilometers of fiber optic lines within metropolitan areas, and five high-capacity fiber optic lines that cross the U.S. and Mexico border. We also have wireless concessions in the 7, 10.5, 15, and 23 GHz bands to provide point-to-point connectivity nationwide and point-to-multipoint connectivity in Mexico City, Guadalajara and Monterrey and their surrounding regions. We use these wireless concessions principally to provide dedicated “last mile” broadband connections to our enterprise clients. Our network is equipped to provide IP virtual private network services in 50 cities, AT&T Global Network services in 28 cities and local telephony in 28 cities, with coverage in the major urban centers in Mexico. Our network connects approximately 5,101 customer locations through dedicated Alestra-owned fiber-optic and wireless access circuits, and approximately an additional 8,286 customer locations via dedicated access circuits leased from third-party carriers.

We are owned 51% by Alfa and 49% by AT&T Mexico, an indirect wholly owned subsidiary of AT&T. Alfa is one of Mexico’s largest conglomerates, comprised of four groups that participate in key industries around the world, including petrochemicals, aluminum and auto components, refrigerated food and telecommunications. AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and governments. A leading supplier of data, internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting services to large businesses and governments.

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

Our revenues were Ps. 5,056.0 million in 2007, Ps. 4,672.5 million in 2008 and Ps. 4,683.6 million in 2009. Under Mexican FRS, we had a net income of Ps. 188.0 million in 2007, a net loss of Ps. 384.3 million in 2008 and a net income of Ps. 291.5 million in 2009. Under U.S. GAAP, we had a net income of Ps. 299.0 million in 2007, a net loss of Ps. 227.1 million in 2008 and a net income of Ps.647.5 million in 2009.

Capital expenditures

During the past three years, we have concentrated our investments in “last mile” access for new customers and new services. Our capital expenditures for 2007, 2008 and 2009 amounted to Ps. 600.4 million, Ps. 793.4 million and Ps. 937.3 million respectively. From January to March of 2010 we invested Ps. 137.0 million primarily to provide “last mile” access. All of our investments have been made in Mexico. We do not expect that any single capital expenditure in 2010 will have a material impact on our operations or financial results. Our estimated total capital expenditures according to our 2010 annual budget is Ps. 1,018.5 million.

We believe that our cash flow from our operations is sufficient to fund our capital expenditures and the servicing of our short term debt in 2010. For a discussion of our capital expenditures and liquidity, see Item 5, “Operating and Financial Review and Prospects — Liquidity and capital resources.”

B. Business overview

Summary of Material Licenses

Service mark

During 2007 we launched the use of the commercial brand name “Alestra” together with the AT&T brand, to allow a transition from the AT&T brand to the Alestra brand commencing in November 2007. At the same time, we stopped using the AT&T mark and logo in all of our materials, except as a tag line below our Alestra mark.

Pursuant to our agreement with AT&T, we ceased using the AT&T name as a tag line on November 18, 2008. After that date, we are permitted to use the AT&T Global Services phrase for the limited purpose of providing AT&T Global Services within Mexico on a nonexclusive basis until June 2010. See Item 3(D), “Risk Factors — Risks Relating to Us — Historically, we have relied on the use of the AT&T service mark together with our new Alestra registered service mark to market all of our services to our customers; however, under our Service Mark License Agreement, our ability to use the AT&T brand name and service mark is limited and we have to rely on the Alestra brand name and service mark.”

Our operations

The majority of our revenue growth has come from traditional data services and IP-based solutions.

Data and Internet Services

Our Data Services include:

•

Direct access. For operating legacy networks and next generation IP networks, we offer reliable, secure and high quality dedicated access lines from the customer’s premises to our network. We provide this connection depending on the customer’s needs and revenue potential through a wireless solution, a fiber optics connection or using the services of alternate access providers.

•

AT&T Global Services. To meet all of the global or international needs, we are part of the AT&T Global Network (“AGN”). This gives us an active role in serving all multinational accounts requirements in Mexico by providing:

•	Enhanced Virtual Private Network

•	International Packet Service

•	Global Managed Internet Services

•	AT&T Virtual Private Network

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

•

Alestra End to End ATM. Asynchronous transfer mode (“ATM”) is a high performance technology that allows the transmission of various types of applications, such as voice, data and video, using the same means of transmission. We offer different classes of service for those applications, allowing the customers to utilize a common network platform to satisfy all their telecommunication needs, and to assign a different priority to each type of traffic or application.

•

Global switched digital service. This service enables customers to originate and receive switched data calls. It also offers a wide array of business applications, such as linking a business network with other networks for video, voice and data transmissions, remote LAN/WAN computer networks, back-up lines during peak hours, digital fax and high fidelity audio for radio broadcasting.

•

VoIP service. Our Twingo service, based on VoIP technology, enables customers to make unlimited local and international phone calls at the same time they are using a broadband internet service. The VoIP service uses the Internet as a transmission device for telephone calls. By using the IP through data packets, the service enables a connection to the public telephone network.

Our Convergence Services are part of our Internet Services and are grouped into four main managed services portfolios:

1. Managed Connectivity

These services provide organizations with the widest portfolio of connectivity services, from a simple Internet access connection to a managed virtual private network (“VPN”) infrastructure.

•

Internet Solutions. For our business customers we offer dedicated high capacity Internet access. In addition, we offer transport services and internet dial-up ports wholesale to internet service providers requiring connectivity to the Internet in Mexico and worldwide. We also serve as an internet service provider and offer dial-up access, asymmetrical digital subscriber line (“ADSL”) access, and email services. For large customers we offer our Clean Pipes service which protects our customer infrastructure exposed to Internet from certain hacking activities called distributed denial of service (attacks from millions of computers pointing to specific computers or applications (targets).

•

VPN Solutions. We offer VPN services to permit a selected group of computers to communicate directly with each other, irrespective of their physical location within a network. VPN uses a public data network to transport private data reliably and securely. It is virtual because it appears to the user as a genuine private network. We offer several features including remote access to allow connectivity to a dedicated VPN, a VPN port in our own data center and the maintenance of servers, applications and resources as part of the customer’s VPN network. In 2009 we introduced two important enhancements to our VPN offer: VPNA3, which optimizes some network conditions to improve the behavior of some user applications to accelerate them, and RVPN, which provides the central nodes with an automated redundancy option to increase the service availability.

•

Ethernet Solutions. This service provides connectivity between two or more sites with high bandwidth capabilities and the Ethernet technology advantages of high speed, reliability and time reduction for provisioning and changing bandwidth capacity. We offer this service in Mexico City, Monterrey and Guadalajara. In 2009 we introduced the first gigabit ethernet between the three major cities. Large financial institutions benefit from this service as it enables their disaster recovery sites to operate in a reliable and efficient manner.

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

•	Collaboration. This service is a collected set of tools that allows two or more users to interact, meet, share information and collaborate over the Internet or over a VPN in real time.

•	Instant Messaging. This service allows the sending of short text messages from a computer to a user.

•	Conferencing. This service creates a simultaneous working session of three or more participants using audio and video.

•

Intelligent Content Distribution. This service allows diverse content to be sent to screens located in geographically disperse areas using a VPN or Internet Network as distribution channels. The service intelligently defines which, when, and how each piece of content (video, power point presentation, live TV channel) is sent to each particular destination (associated with specific computer screens), making it a powerful tool for corporate communications, training and marketing, among other usages.

•

Convergent Solutions. This service integrates several technologies designed to satisfy customer specific needs for specific industries (vertical markets) by integrating network services with different applications (such CRMs) and adding mobility. We are building vertical solutions for the education, government and health care industries. Other industries such as the Financial, Insurance, Retail, Logistics and Manufacturing industries will also be served by this strategy.

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

•

VAS. Our Vulnerability Assessment service is a network discovery and scanning service in which we provide feedback based on the outcome of the assessment that will allow the customer to prioritize its network protection requirements by defining rules and policies based on the importance of the different assets analyzed.

•

Internet Protect. This is an information service provided by AT&T regarding network internet, application and protocol security. The customer receives access to a special portal where he or she can download information, papers and studies regarding network security.

•

Strategic Information Security Consulting Services. BIA (Business Impact Analysis), DRP (Disaster Recovery Plans), Risk Management and PCI Compliance are consulting services designed to help our customers to enable or improve their information security practices.

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

•

DRP (Disaster Recovery Plan) Solutions. This service takes advantage of our data center locations in Mexico, Monterrey and Guadalajara along with different services such as VPN, Ethernet and security services to enable alternate data rooms for our customers, which can be used as hot or stand-by recovery sites.

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

In 2007, 2008 and 2009, we launched several services offering information security best practices and technologies to protect the information assets of our customers, such as our security operations center. We expect to continue to develop more information security services in 2010.

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

Enlace Digital: This commercial program offers digital trunks to connect our customer switchboard directly to our network, thereby enabling local, cellular, long distance or operator assisted calls. There are two types of signals that Enlace Digital supports: CAS-R2 and ISDN PRI. This service can be offered through digital radio waves or fiber optic lines and is currently available in all 27 cities of coverage.

Línea Empresarial: This commercial program provides local, long distance, cellular, 800 numbers and operator calls, using plain old telephone services lines. The telephone service is provided by a wireless technology that offers the customer the opportunity to integrate data, voice and internet solutions on one platform. We offer this commercial plan in Mexico City, Monterrey, Guadalajara, Toluca, Saltillo and Reynosa.

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

•

Global Conference Service. This service is a reservationless call service that enables callers to create private group conference calls without making reservations or using operators. Users of this service can access the conferencing platform worldwide using the toll free numbers available in more than 80 countries or through the Internet. There are several advanced features available, including, on line conferencing management and reservation, audio conferencing recording, and online document sharing tool.

Pricing and promotions

Our pricing for services offered to business and residential segments varies depending on customer needs. Our business pricing strategy is based on voice, data and internet bundled offers. The commercial programs are tailored to offer value added business solutions through telecommunications integrated services according to the customers’ needs. For the residential segment, there are several plans for our long distance service (including 800 numbers and dialing cards); for our Twingo service, which offers local service through internet (including VoIP); and for our internet services. All of our plans are tailored to the customers’ calling patterns, and are designed to capture and retain long distance customers. We believe that our prices are competitive with, and our promotions similar to those of our major competitors, Telmex and Axtel. We generally price our long distance services slightly below Telmex’s prices and we are highly competitive with Axtel.

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

Business Customers. We have national market coverage through our presence in different cities: 199 for long distance service, 50 for VPN, 26 for data/Internet and 27 for local service. We have nearly 400 sales, marketing and e-business professionals dedicated to identifying, attracting and retaining business customers. We also have a Value Added Reseller program that incorporates more than 200 agents with more than 950 account executives, extending our presence to 80 cities. In addition to basic services, we offer to business customers a variety of advanced voice and data services to increase revenues per customer and reduce customer churn. We also deliver customized bundled offers, including the key services and value-added features such as fraud control and reports-on-demand. We mainly target four groups of business customers:

•

Multinational Corporations and Maquiladoras. We benefit from AT&T’s extensive relationships with multinational corporations, many of whom operate “maquiladora” facilities near the U.S.-Mexico border. Our account executives manage these important relationships with multinational corporations in conjunction with AT&T global and national account managers, both pre-and post-sale, by offering a seamless international product portfolio.

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

Advertising and Public Relations. We believe that effective advertising stimulates demand for our services. We advertise using television, billboards, radio, Internet, newspapers and specialized business periodicals as well as direct marketing campaigns. In addition, in the past we have also sponsored sports events and teams, educational programs and cultural activities. We believe that building credibility - as an ignition element for any communication, before demand stimulation - is essential to ensure a solid brand reputation and the trust necessary to place our services in the Mexican market. In this respect, our public relations efforts create an informed opinion among third parties (journalists, leaders of public opinion, government officials, business partners, the financial community, consumers, etc.) in order to multiply messages regarding the promotion of advanced telecommunications solutions and consultancy aimed at sales activities. During 2009, we focused on the use of the commercial brand name “Alestra” to position it in all markets, through a campaign consisting of mass media advertising activities (including TV, billboards, magazines and radio). We will continue with our advertising activities to increase the Alestra brand recognition.

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

E-commerce. In addition to our telemarketing efforts for the residential segment, we have a webpage (www.twingo.com.mx) where our customers can find and purchase our internet-based services.

Customer service

We have been able to distinguish ourselves from our main competitors, Telmex and Axtel, by offering superior customer service. In 2009, our TRI*M index showed Alestra above our main competitors. The TRI*M index is a ranking system which measures the strength of client retention, offering a unique measure of how customers perceive us. We have two main customer service centers, one for business customers and the other for residential customers, which are designed to provide service and support for each one of our business units. We also have an operator service center to provide call processing assistance and directory assistance and two help desk service centers to provide technical support, one for Internet and the other for e-services (web hosting). All of our service centers operate 24 hours a day, 7 days a week.

Our business customer service center received a total of 371,300 calls during 2009, regarding product and general service inquiries, billing inquiries and fault reports. Our residential customer service center receives approximately 73,000 calls per month. Around 25,000 additional calls per month are handled by an interactive voice response system for residential customers.

Our customer service centers maintain world class indexes (our average speed of answer was less than 13 seconds and the abandon rate percentage was less than 5%). More than 95% of inquiries were resolved on time. Our satisfaction index remains above 90% for top customers segment.

In addition, our business customer service center has been awarded, for the fourth consecutive year, the National Excellence Award in Contract Center during the 2010 national event organized by IMT Contact Forum, for our internal intelligent metrics. We have received prior awards in the areas of Top Customers and Government Service Center and Customer Care Manager.

Our customer service centers continue to seek high customer satisfaction by providing ongoing training to our customer service representatives and management staff and by keeping services on a level comparable with world-class centers.

Our main goal is “the solution in the first call” on each of the calls that we receive. For example, during the last six months of 2009 the index for technical requirement solution during the first call was 90%, which we intend to improve in 2010 by creating a team that provides integral care to our customers. We are also committed to innovation; in 2009 we implemented operational improvements that have allowed us to decrease operating expenses up to 15%. For example, we developed a billing website for our customers to check their balance and get or pay their bill by credit card. Currently there are 20,000 clients registered.

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

Even though the SCT has granted a large amount of permits or concessions relating to value-added services, a small group of competitors remains dominant in this area. Along with us, this group includes Telmex, Axtel and Telefónica Data México S.A. de C.V. (“Telefónica”). However, according to the firm Pyramid Research, Telmex is the leader of this group due to its broad commercial coverage and network infrastructure.

Telmex also dominates the broadband access market, with 6.5 million subscribers, while cable operators reach approximately 2.0 million subscribers.

In data and IP networks, we have increased our market share since 2007 as a result of our robust service portfolio in managed services and through an alliance with AT&T for AGN services. We compete primarily with Telmex in the corporate and medium business segment.

In terms of hosting services our main competitors are Telmex (which uses the commercial name Prodigy Triara Hosting for its hosting services), Six Sigma Networks S.A. de C.V. (“Kio Networks”) and Diveo Internet de México S. de R.L. de C.V. (“Diveo”).

In January 2010 the SCT began an auction process from the Mexican government-owned company Federal Electricity Commission (Comision Federal de Electricidad or “CFE”) of two of its dark fiber optics. We expect that the SCT and Cofetel will promote new initiatives in the following years, which will result in a more open competitive environment and broader coverage for data and internet services.

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

In 2008, cable operators entered the local service market. Their services are based on VoIP and they aim to protect their current video customer base in the consumer subsegment. Cable operators continue to consolidate, with Grupo Televisa S.A. (“Televisa”) and Megacable Holdings S.A.B. de C.V. (“Megacable Comunicaciones”) the largest competitors among cable operators. Another fixed-line competitor with copper lines access is Maxcom Telecomunicaciones, S.A. de C.V. (“Maxcom”), but it only has limited coverage.

Regarding wireless access, Telmex, Nextel Mexico S. de R.L. (“Nextel”) and Axtel all own WiMax spectrum, but only Axtel has deployed services. Additional availability of WiMax spectrum is required to increase competition in this area, and we expect that the SCT will hold an auction of WiMax in the months ahead.

The following paragraphs contain information of our main competitors obtained from Pyramid Research’s report, “Communications Market 2009”, the technology research firm Select S.A. de C.V. (“Select”) and our own estimates.

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

Telmex’s broadband ADSL service reached approximately 6.5 million subscribers at the end of 2009 while its internet dial-up customer base fell to 0.1 million subscribers. In value-added internet services, Telmex formed an alliance with Microsoft Corporation in 2000, launching the T1MSN portal and changing its brand name to Prodigy. Additionally, its Prodigy Triara hosting service merged with the Prodigy services portfolio. By the end of the third quarter of 2009, according to Pyramid Research, Telmex had a 73% market share of both broadband and internet dial-up subscribers.

In the core data services market, Telmex has leveraged its local coverage to become the market leader in private lines and frame relay services. Telmex’s market share in data services is currently estimated at 65% in terms of revenues, according to Select.

Axtel

Axtel is a fixed wireless company founded in 1994. Axtel has several nationwide wireless spectrums: 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access, the last one being the most used for its current local service. Its network included 39 cities with local service at the end of 2008. In the fourth quarter of 2006 Axtel acquired Avantel, S. de R.L. de C.V. (“Avantel”). This acquisition increased Axtel’s market position in the small and medium businesses segment and also enhanced its service portfolio in the large corporate segment with Avantel’s services portfolio. In 2007, Axtel launched its pre-WiMax service.

According to Select, as a result of its acquisition of Avantel at the end of third quarter of 2008, Axtel has increased its market share, however, it has declined during the last year. Analysts estimate a market share of 13% in corporate networks and 8% in voice

Telefónica

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

At the beginning of 2000, Telefónica acquired Optel Mexicana, S.A. de C.V. (“Optel”). Optel specializes in X.25, frame relay and dedicated internet services. This acquisition has allowed Telefónica to take a small piece of the corporate networks market and enter into the business data market with its brand name “Telefónica Data.” Telefónica also developed new features for its data service and enhanced its network with dark fiber contracts with Marcatel, S.A. de C.V. (“Marcatel”) to increase its service coverage. Telefónica also competes with us through its fixed local and long distance concessions in the Mexican market, but they are currently more focused on supporting enterprise solutions for mobile phones.

Since 2005, Telefónica Móviles México S.A. de C.V. (“Telefónica Móviles México”), a subsidiary of Telefónica, focused strongly on mobile telephone services and deployed an aggressive commercial strategy against Telcel.

Other Competitors

Our other competitors in voice and data markets are Telcel, Marcatel, Maxcom, Iusacell-Unefon, S.A. de C.V. (“Iusacell”), and Nextel.

Regulatory framework and bodies

Telecommunications services in Mexico are governed by the Federal Telecommunications Law, the General Communications Means Law (Ley de Vías Generales de Comunicación) enacted in 1940, the Telecommunications Rules (Reglamento de Telecomunicaciones) enacted in 1990, certain rules promulgated under the Federal Telecommunications Law and international trade agreements entered into by Mexico and the World Trade Organization (together, the “Telecommunications Regulations”). The Telecommunications Regulations define the regulatory structure applicable nationwide to the telecommunications infrastructure and the supply of telecommunications services. They govern, among other things, applications to install, maintain and operate telecommunications networks, the establishment of technical standards for the provision of telecommunications services, and the granting, revocation and modification of concessions and permits.

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

The SCT is the Mexican governmental agency responsible for regulating telecommunications services and was the exclusive authority in this area until August 1996, when the Mexican government established Cofetel. Cofetel is a specialized regulatory agency within the SCT, which pursuant to the new federal telecommunications law consists of five commissioners appointed by the President of Mexico and approved by the Mexican Congress, created to enforce the Federal Telecommunications Law and to implement the necessary regulatory framework to guarantee fair, nondiscriminatory and lawful competition among telecommunication services providers in Mexico.

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

On August 11, 2004, international telecommunications rules (the “International Telecommunications Rules”) were issued by Cofetel. Under these rules, the international settlement rates for terminating long distance calls became subject to free market rules. See “— International settlement” below.

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

In January 2010 the SCT began the auction process for the 1850-1910/1930-1990 MHz and 1710- 1770/2110-2170 MHz spectrum segments, which should be concluded by the end of June 2010. Also, the auction of the 3400-3700 MHz spectrum segment could take place during late 2010. These auctions could open the market to new concessionaires and technologies, such as WiMax, that could also compete with some of the services we provide. We cannot predict the outcome of any such auction.

Our concessions

Telecommunications public network concession. We obtained our telecommunications public network concession on December 6, 1995. Through this concession we are able to provide long distance telephone service. Through a later amendment, we have been able to provide local services in Mexico City, Monterrey and Guadalajara since May 30, 2000, which was later expanded to other local service areas throughout the country. In accordance with the Federal Telecommunications Law, the term of our telecommunications public network concession is 30 years. The term of our concession may be extended for a period equivalent to the initial term for which it was originally granted. The telecommunications public network concession specifies, among other things:

•	the type of services we may provide under the concession (local and long distance);

•	the geographic region in which we may provide the services;

•	the term of the concession; and

•	other rights and obligations affecting us.

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

Wireless concessions. In June 1998, the SCT granted us two 20 year point-to-point national wireless telecommunications concessions in the 15 and 23 GHz frequency bands, and in September of 1998, three 20 year point-to-multipoint wireless concessions in the 10.5 GHz frequency band covering the regions 4, 6 and 9. These regions comprise Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos. Under the 10.5 GHz concessions, we were asked to provide by the end of September 2000 point-to-multipoint signal coverage to those municipalities or delegations where 30% of the total population in such regions resides. On July 14, 2000, we petitioned the SCT to allow us to comply with such requirement a year after the original compliance period. On February 28, 2001, the SCT granted us an extension until August 27, 2001 to comply with such requirement. By August 27, 2001, we had installed 10.5 GHz sites in regions 4, 6 and 9, which include the urban areas of Mexico City, Monterrey and Guadalajara. The authorities have been properly notified of our progress and compliance.

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

Our “local-to-local” interconnection agreement with Telmex sets forth the terms and conditions under which we are allowed to interconnect our local network with Telmex’s local network.

Every year we engage in negotiations with Telmex on the terms and conditions, including rates, applicable for the next year interconnection. If we are not able to reach an agreement, the Federal Telecommunications Law provides that in 60 days Cofetel will resolve any interconnection disagreement between concessionaires. The interconnection agreements provide, however, that the terms and conditions of the agreements will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively to the first day of the year in which it is intended to be used.

During 2007, we reached a new agreement with Telmex for 2008, except for off-net charges, in which Cofetel, as requested by Alestra, issued a resolution stating the rates for 2008. Regarding interconnection terms and conditions for 2009, we did not reach an agreement with Telmex, and therefore Cofetel issued a resolution stating the terms and conditions to be applied by Alestra and Telmex for 2009, including a US$0.008 per minute tariff for the interconnection services. For 2010, we have not yet reached an agreement with Telmex, so once again we have requested the intervention of Cofetel to resolve the terms and conditions that were not agreed upon, including the rates to be applied during 2010. Telmex has disputed the 2008 and 2009 resolutions. As of December 31, 2009, the amount under dispute was Ps. 318.2 million. This amount is in an escrow account with a Mexican trustee and is expressed in our consolidated financial statements as restricted cash. As of this date, we are unable to estimate the outcome of this dispute and its consequences.

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

On April 13, 2006, Cofetel issued a resolution in order to implement the domestic and international “long distance calling party pays” system in Mexico. As a result of the publication of the resolution, we initiated different legal procedures to prevent the implementation of the “long distance calling party pays” system on our network. Finally, we agreed to its implementation and voluntarily dismissed our legal actions. As a consequence of the agreement, we increased our long distance rates, including international settlement rates, in order to pay the mobile terminating network rate of Ps. 1.34 per minute in 2007, Ps. 1.21 per minute in 2008, Ps. 1.09 per minute in 2009 and Ps. 1.00 per minute in 2010.

During 2007, the price increase resulted in a loss of international traffic, since some users ceased or migrated their long distance traffic from fixed to mobile networks; however, the revenues increased. Nevertheless, beginning in the later months of 2007 and continuing today, we are facing incremental by-pass traffic since some entities are terminating cheaper mobile services.

Off-net charges (Long Distance-to-Long Distance Interconnection)

Telmex bills us a higher per-minute charge to terminate calls on its network in cities outside of those 199 cities with which we are interconnected. This traffic in minutes represented about 8% of our total minutes of traffic for 2008 and 20% for 2009.

On December 20, 2007, as a result of our negotiations to establish the terms and conditions for the interconnection rate and other issues for the year 2008, we agreed with Telmex to maintain off-net charges and conditions set for 2006 and 2007, equal to the lowest of Ps. 0.75 per minute and any rate available by Telmex for domestic long distance service to any telecommunications public network concessionaire or any rate available by Telmex to U.S. carriers for traffic originated outside Mexico and terminated in Mexican national territory, until new agreements could be reached.

However, we did not reach an agreement with Telmex for 2008 and 2009 and requested the intervention of Cofetel. Cofetel’s rulings were issued on August 27, 2008 and February 2, 2009, and stated that the exchange of traffic to local service areas that are not opened to competition, and therefore have no interconnection point available, are in fact interconnection services. In its ruling, Cofetel maintained its position that the tariffs that we must pay to Telmex for the provision of this service must be cost-oriented. Among other requirements, Cofetel established a US$0.008 per minute tariff for the interconnection services (off-net charges), applicable until December 31, 2009, instead of Ps 0.75 per minute. We are complying with Cofetel’s resolutions, and although Telmex is challenging them, we and Cofetel are defending their legality. On September 30, 2009, we entered into a transaction with Telmex whereby we have established a trust in order to deposit the full amounts claimed by Telmex for 2008 and 2009 services (Ps. 0.75 per minute instead of US$ 0.008 per minute tariff), until a final decision has been made by the court. As of December 31, 2009, the amount under dispute was Ps. 318.2 million. At this point in time we are unable to predict the outcome or consequences of such actions or if the tariffs contained in such resolution will prevail.

Regarding terms and conditions for off-net charges and other issues for 2010, we have not yet reached an agreement with Telmex and therefore we requested the intervention of Cofetel to resolve the terms and conditions not agreed upon, including the rates to be applied during 2010. We are expecting to have a resolution in the first half of 2010. As of this date, we are unable to estimate the outcome of the dispute and its consequences.

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

On August 31, 2006, Cofetel issued the resolution applicable to this interconnection dispute and the corresponding interconnection charges. Nevertheless, Telcel and us both challenged this resolution trying to obtain, respectively, lower and higher rates than those determined by Cofetel. Finally, on December 15, 2006 we agreed with Telcel on the applicable interconnection rates for traffic termination in Telcel’s mobile network under the “calling party pays” system. As a consequence of the agreement, we increased our long distance rates, including international settlement rates, in order to pay the mobile terminating network rate of Ps. 1.34 per minute in 2007, Ps. 1.21 per minute in 2008, Ps. 1.09 per minute in 2009 and Ps. 1.00 per minute in 2010. During 2008, we faced an increase in by-pass traffic since some entities began to terminate cheaper mobile traffic using mobile end users services. As a consequence, during 2008 and 2009 we reduced the traffic to be terminated with the mobile networks. During 2010, we will begin new negotiations with Telcel in order to reduce the interconnection rate applicable to 2011.

Value-added taxation of telephone services

Effective January 2010, billings for telephone services increased by 1% and are now subject to value-added tax of 16.0% throughout Mexico, except billings for telecommunication services in cities that border the United States or cities located within certain states or municipalities, which are subject to value-added tax of 11.0%. We include this charge on all Mexican bills and we are obligated to remit this amount monthly to the relevant taxing authority.

In addition to the aforementioned tax, as of January 1, 2010, telecommunications services are subject to a special tax established in the Special Tax on Production and Services Law (Ley del Impuesto Especial Sobre Producción y Servicios or “LIEPS”) which consists of a 3% surcharge on telecommunication services included in the price and prior to the corresponding VAT.

C. Organizational structure

We are owned 51% by Alfa and 49% by AT&T. AT&T holds its equity in us through its subsidiary AT&T Mexico.

Prior to October 18, 2007, we were owned 51% by Onexa. On that date, Onexa’s shareholders entered into an agreement to merge with Alfa. This merger was conditioned on Mexican governmental approval and was effective on March 31, 2008. After the effective date of the merger, Alfa replaced Onexa as our direct shareholder. The following diagram depicts our overall organizational structure:

Alfa is one of Mexico’s largest conglomerates, comprised of four groups that participate in key industries around the world, including petrochemicals, aluminum and auto components, refrigerated food and telecommunications. As of December 31, 2009, Alfa’s total assets amounted to Ps. 108.1 billion, with revenues and operating income for 2009 of Ps. 115.6 billion and Ps. 8.8 billion, respectively.

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

Our notes are not guaranteed, secured or otherwise supported by our equity holders. Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

We have entered into a joint venture agreement with our equity holders, and have adopted bylaws, each of which governs the relationship between the equity holders and us. Our 1,699 employees are employed through our subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”), which is organized under the laws of Mexico. We hold 99% of the capital stock of Servicios Alestra. Our employees are paid by that entity with funds provided by us on a monthly basis under a management and services agreement.

D. Property, plants and equipment

Our network

Network components. As of December 31, 2009, we have invested more than Ps. 7,786.6 million in our technologically advanced fiber-optic network. Construction of the original design for our long haul network was completed in 1997. Our average network reliability in 2009 was 100% for our backbone, 100% for last-mile solutions based on fiber optic equipment and 99.9997% for last mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state-of the-art technology. Our network was constructed and is operated in accordance with the reliability, redundancy and restoration standards of AT&T’s U.S. network. The key components of the network, all of which are directly owned by us, include:

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

•

Cisco IP/multiprotocol label switching (“MPLS”)/ATM/frame relay switches; “carrier-class” Cisco Gigabit Switch routers, “carrier-class” Cisco routers used for data services and internet connection; an MPLS core for VPN services; and over 11,000 modems for dial-up services; and

•	Cisco ethernet metropolitan rings for LAN services, transparent, national, point-to-point, and point-to-multipoint.

We have over 3,000 agreements in place with highways, railroads and utilities companies that provide us with rights-of-way throughout Mexico. We believe these rights-of-way provide barriers to entry for potential facilities-based new competitors in the facilities-based services market.

Our network is expandable and flexible. The conduit comprising the long haul network contains a fiber-optic cable with 24 fiber-optic strands. In the metropolitan rings, there are three conduits (four in the case of Mexico City), at least one of which contains fiber-optic cable with 36 fiber-optic strands. The metropolitan infrastructure installed in Mexico City, Monterrey, Guadalajara and Ciudad Juarez has a fiber-optic cable with 144 fiber-optic strands. These conduits are generally buried at a depth of 4 feet.

Most of the metropolitan rings built by us also have at least one empty conduit, allowing for additional capacity to be deployed in the future at a substantially lower cost.

We have large points of presence (“POPs”), in 30 cities within our long haul network, in addition to 104 metropolitan miniPOPs, junction and regenerator sites. A POP or miniPOP is a location where we have installed transmission and data switching equipment that serves as a switching center or relay for the larger network. Our POPs contain telecommunications equipment (switching and/or transport) and serve as interconnection points between different elements of our network and other networks (including Telmex). Each switch and POP is housed in a concrete structure that is equipped with an advanced power supply, air conditioning, security and fire protection system.

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

We own metropolitan rings in 16 main cities. SDH and Ethernet technologies are used to provide all services as allowed by our long distance and value-added services concessions.

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

Our network incorporates Lucent True Wave “non-zero dispersion shifted” fiber-optic cable, which supports SDH and DWDM. SDH is the industry standard in transmission technology, similar to Synchronous Optical Network (“SONET”), which supports 2.5, 10 Gbps and higher transmissions over a single fiber-optic strand. SDH enables the deployment of bidirectional ring architecture, a system that allows for nearly instantaneous rerouting of traffic in the event of an equipment failure or a fiber-optic cut. We were the first Latin American carrier to use dense wave division multiplexing technology, which enables greatly expanded transmission capacity over the same physical infrastructure or fiber link through the installation of additional electronics, thus enabling us to increase significantly our transmission capacity. All of our initial long distance fiber-optic facilities use dense wave division multiplexing technology with an effective transmission rate of 40 Gbps per pair of fiber-optic strands, and our new DWDM system has 400 Gbps of capacity, with the possibility to upgrade it to 800 Gbps in an additional pair of fiber-optic strands. We are currently utilizing one pair of fiber-optic strands with a 2.5 Gbps capacity, a second pair of fiber-optic strands using DWDM technology with a capacity of 40 Gbps, of which we currently utilize sixteen wavelengths with a capacity of 2.5 Gbps each, and a third pair of fiber-optic strands for next generation DWDM system with 400 Gbps.

Voice Electronics and Switching. We originally deployed five Lucent 5ESS digital switches to provide long distance services. Today only four switches remain, located in Monterrey, Guadalajara, Mexico City and Tijuana. These switches perform as international and domestic gateways. We have also deployed two 5ESS and one VCDX switches, a compact version of the 5ESS, to provide local services in Mexico City, Monterrey and Guadalajara. In addition, we have deployed one switch for testing purposes in Monterrey. The Lucent 5ESS switch is an industry-leading universal digital exchange system, with an extraordinary record of availability and performance, and capable of supporting both voice and data switched services. The 5ESS supports a full range of U.S. and international transport and signaling standards, including interfaces to both the U.S. standard DS-1 (24 channel) and the European standard E-1 (30 channel) trunking. The 5ESS digital switch can deploy several types and combinations of telecommunications services on a single exchange platform including analog, mixed analog/digital or digital lines and can function as a local, toll and gateway exchange.

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

Local Number Portability for fixed and mobile voice services was a regulatory mandate implemented in Mexico in 2008, covering all telecommunications operators and numbers within the same local service area, allowing for transfer of customers from mobile-to-mobile operators and from fixed-to-fixed operators, including basic local, freephone, and virtual network numbers.

All of our VoIP services are based on core technologies from leading world-class vendors, and in the short to medium term all of our local services voice traffic will be handled through this NGN. This infrastructure is especially suited for deploying Services over IP (“SoIP”) and advanced media switching services, such as conferencing and collaborative-work, which are provided through the same infrastructure based on customer requirements and demand.

Sonus and Broadsoft are leading vendors of NGNs and IP Multimedia Subsystem (“IMS”) based VoIP infrastructure for fixed and mobile networks, capable of supporting advanced and converged services for consumer and business customers through application servers and reconfigurable electronics. The performance and availability of networks based on these technologies has been proven through its intensive use in the largest and more complex telecommunications networks.

Data Infrastructure. To support the growing demand for data services, we have deployed an MPLS-based core network for MPLS-VPNs, and Internet, and several metropolitan Ethernet networks. We have deployed ATM and frame relay switches in several cities, such as in Mexico City, Monterrey, Guadalajara, Puebla, Tijuana and Ciudad Juarez, which interconnect with AT&T’s Global Frame Relay network. Our IP network is supported by carrier class gigabit routers and other high capacity routers deployed in key points of presence and switch sites. Our IP network interconnects with the global Internet via AT&T internet services and other high quality service providers. We have deployed Cisco routers for our VPN infrastructure in places such as Mexico City, Monterrey, Guadalajara, Tijuana, Ciudad Juarez, Chihuahua, Culiacan, Cancun, Tampico, Mexicali, Hermosillo, Nogales, Ciudad Obregon, Los Mochis, La Paz, Acapulco, Ciudad del Carmen, Coatzacoalcos, Irapuato, Merida, Oaxaca, Tuxtla and Villahermosa. All of our service networks expand their coverage to the entire country through our own transmission network and through the use of alternate access providers.

Direct access. Our direct access facilities allow our customers to access our network directly and avoid interconnection with local exchange carriers and incumbent networks like Telmex’s. We have deployed metropolitan fiber-optic rings consisting of approximately 1,740 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juarez, Tijuana, San Luis Potosi, Queretaro, Leon and other cities in Mexico, each of which has been deployed using an SDH ring, IP/Ethernet or ATM architecture. To date, we have 104 metropolitan miniPOPs in our metropolitan rings acting as hubs to connect enterprise customers and some corporate buildings to our network, and more are scheduled for construction every year as customer demand increases. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

Wireless facilities. We hold two national point-to-point concessions to provide wireless connectivity to business customers (one in the 15 GHz band and one in the 23 GHz band). We also hold three point-to-multipoint concessions in the 10 GHz band covering Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos which provide direct access to our small business customers. We lease wireless frequency capacity from Conectividad Inalámbrica 7GHz, S. de R.L., a joint venture between our equity holders and a subsidiary of Axtel, which acquired rights to use a concession in the 7 GHz band with national coverage to provide wireless connectivity to business customers and to expand the network infrastructure. To provide less capital-intensive direct access facilities and network interconnection in selected smaller cities (and for redundancy purposes), we have deployed 63 radio towers in our network. On these towers we have selectively deployed point-to-point and point-to-multipoint digital microwave transmission equipment. Our main suppliers of digital microwave equipment include Alcatel-Lucent Mexico, S.A. de C.V. (“Alcatel-Lucent”), Alvarion, Ltd (“Alvarion”), Microwave Networks International (“MNI”), Aviat Networks Mexico S.A. de C.V. (“Aviat Networks”) and SIAE Microelettronica S.p.a. (“SM”). A continuous process of evaluation is performed among current and potential technology suppliers.

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

Item 5. Operating and Financial Review and Prospects.

A. Operating results

Basis of presentation

Our consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. Note 20 to our consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of our net income (loss) reported under Mexican FRS for the years ended December 31, 2007, 2008 and 2009 and our total stockholders’ equity as of December 31, 2008 and 2009.

Mexican FRS was established by CINIF. This organization releases Mexican FRS and interpretations of Mexican FRS.

Mexican FRS also requires that all financial information as of December 31, 2007 and prior periods be presented in Pesos of purchasing power as of December 31, 2007, and financial information beginning January 1, 2008 and for later periods be presented in adjusted nominal Pesos. Due to the implementation of the new NIF B-10 “Inflation Effects”, financial information as of January 1, 2008 and later periods is presented in adjusted nominal Pesos, as the information includes the cumulative inflation effects up to December 31, 2007, but will not include any future inflation adjustments. References in this annual report to amounts in “nominal” Pesos are to Pesos that have not been adjusted for inflation. See Note 2 to our consolidated financial statements for further information regarding the change in Mexican FRS. Although the restatement of nominal Peso amounts into constant Peso amounts lessens the distorting effect that inflation has on comparisons of financial statements over time, this restatement does not wholly eliminate those distortions, making evaluation of period-to-period trends difficult.

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

The following table sets forth information regarding our revenues:

	2007 (1)		2008 (2)		2009 (2)
Domestic long distance	1,259.5	24.9%	1,047.8	22.4%	1,036.7	22.1%
International long distance	1,155.1	22.8%	674.7	14.4%	384.0	8.2%
Data, internet and local services	2,641.4	52.2%	2,950.1	63.1%	3,263.0	69.7%

Total	5,056.0	100%	4,672.5	100%	4,683.7	100%

(1)	Expressed in millions of constant Pesos of purchasing power as of December 31, 2007.
(2)	Information for 2008 and 2009 expressed in millions of adjusted nominal Pesos.

The following table sets forth certain statistical data regarding our operations:

	2007		2008		2009
Long distance lines in service at end of period:
Business	77,238		78,176		71,945
Residential	284,606		172,916		116,382
Minutes of use for the period (1):
Domestic long distance	1,879,101	57%	1,760,324	67%	1,641,368	77%
International long distance	1,391,913	43%	862,024	33%	484,586	23%

Total	3,271,013	100%	2,622,347	100%	2,125,954	100%

(1)	In thousands.

Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operations are significantly impacted by economic conditions within Mexico.

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year Ended December 31,	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of the End of Each Year
1997	15.7%	19.8%	6.8%	$28.0 billion
1998	18.6%	24.6%	4.9%	$30.1 billion
1999	12.3%	21.3%	3.9%	$30.7 billion
2000	9.0%	15.3%	6.6%	$33.6 billion
2001	4.4%	11.3%	(0.2)%	$40.9 billion
2002	5.7%	7.1%	0.8%	$48.0 billion
2003	4.0%	6.2%	1.4%	$57.4 billion
2004	5.2%	6.8%	4.1%	$61.5 billion
2005	3.3%	9.2%	3.3%	$68.7 billion
2006	4.1%	7.2%	4.8%	$67.7 billion
2007	3.8%	7.2%	3.4%	$78.0 billion
2008	6.5%	7.7%	1.5%	$85.3 billion
2009	3.6%	5.4%	(6.5)%	$90.8 billion

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

Impact of foreign currency fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. As of December 31, 2009, the amount of our notes, bank loans, notes payable and capital leases denominated in U.S. dollars was Ps. 3,208.6 million.

Interest expense on our U.S. dollar-denominated debt, as expressed in Pesos in our consolidated financial statements, varies with exchange rate movements. Depreciation of the Peso results in increases in interest expense on a Peso basis.

We record an exchange gain or losses with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceed our U.S. dollar-denominated monetary assets.

As of the date of this annual report, we do not have any derivative instruments. We had a settlement of forward contracts in an amount of US$1.6 million in both January 2009 and February 2009. The effect of those derivative instruments was negative and amounted to Ps. 2.2 million. In addition, we have a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. For the year ended December 31, 2009, the effect of this embedded derivative was negative and amounted to Ps. 2.6 million, this contract is evaluated on a monthly basis.

See Item 3, “Key Information — Selected Financial Data” for a discussion of exchange rates.

IETU

On October 1, 2007, the Mexican government made changes to its tax system, which took effect on January 1, 2008. The changes introduced a flat tax (Impuesto Empresarial a Tasa Única, or “IETU”), which replaces the Mexican asset tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. Taxpayers will calculate IETU tax at 17.5 percent of an income determined based on the cash flow (although transitional rates of 16.5 percent and 17.0 percent apply in 2008 and 2009, respectively). If the IETU tax is a positive amount, the enterprise compares the IETU tax to the income tax calculated under the current income tax system and to IETU tax credits. If the IETU tax is larger, this amount is classified as IETU tax and paid as a supplement to the regular income tax liability. However, if the IETU tax is positive but less than the regular income tax plus the IETU tax credits, no IETU tax is due. If the tax base that is subject to the IETU tax is negative (which will occur when deductible expenditures exceeds taxable receipts), the amount of excess expenditures multiplied by the IETU tax rate will result in a credit for the IETU tax that can be used to reduce or eliminate the regular income tax in the current year and/or reduce the IETU tax in the subsequent 10 years. For 2009, our income tax is higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated income statements.

In accordance with the interpretation published by CINIF on December 21, 2007 with respect to the accounting effects of the IETU tax, and based on our financial and tax projections, we have determined that we will continue to pay the income tax in the foreseeable future. As a result, our management has not recorded any deferred IETU taxes as of December 31, 2009.

On December 7, 2009, a decree was published, which modified, added and revoked several provisions of the Mexican Income Tax Law for 2010. This decree establishes, among others, that the income tax rate will be 30% for fiscal years 2010 to 2012, 29% for 2013 and 28% from 2014 onwards. At December 2009 the aforementioned change in rates resulted in a decrease in our deferred income tax asset balance of Ps. 18.6 million, with a corresponding effect on income for the year, which was determined based on the expectation of the reversal of temporary items at the new rates.

Regulations

We operate in a highly regulated industry and the services we provide as well as some of the rates we may charge our customers are subject to regulatory approval. See Item 4, “Information on the Company – B. Business Overview – Regulatory framework and bodies.”

Results of operations

Fiscal Year ended December 31, 2009 compared to Fiscal Year ended December 31, 2008

Revenues

Total revenues increased 0.2%, or Ps. 11.1 million, to Ps. 4,683.6 million in 2009 from Ps. 4,672.5 million in 2008, primarily due to higher revenues from data, internet and local services, which offset the decrease in revenues from long distance services.

Data, Internet and Local Services. Data, internet and local service revenues increased 10.6%, to Ps. 3,263.0 million in 2009 from Ps. 2,950.1 million in 2008. Such increase resulted primarily from an increase in our VPN, Ethernet and managed services revenues, as we continued to focus our sales efforts on these services. Our data, internet and local service segment continued to increase its share in our revenue portfolio, and represented 69.7% of our total revenues in 2009, compared to 63.1% in 2008.

Long Distance Services. Revenues derived from our long distance services decreased 17.5%, to Ps. 1,420.6 million in 2009 from Ps. 1,722.5 million in 2008. The decrease in long distance services revenues was primarily due to lower traffic, which decreased 18.9% to 2,126 million minutes in 2009 from 2,622 million minutes in 2008. As a percentage of total revenues, long distance revenues represented 30.3% of our total revenues in 2009, compared to 36.9% of our total revenues in 2008.

Revenues from domestic long distance services decreased 1.1%, or Ps. 11.1 million, to Ps. 1,036.7 million in 2009 from Ps. 1,047.8 million in 2008. Our average domestic long distance revenue per minute increased 6.1% to Ps. 0.63 in 2009 from Ps. 0.60 in 2008. Domestic long distance volume for 2009 decreased by 119 million minutes, or 6.8%, to 1,641 million minutes in 2009 from 1,760 million minutes in 2008, primarily due to the decrease in traffic from our residential customers. Our total lines in service decreased by 62,765 lines, a 25.0% decrease, to 188,328 lines as of December 31, 2009 from 251,093 lines as of December 31, 2008, primarily due to our strategy to focus on our business customers and high-usage residential customers.

Revenues from international long distance services decreased 43.1%, or Ps. 290.8 million, to Ps. 384.0 million in 2009 from Ps. 674.7 million in 2008. International long distance volume decreased 43.7%, or 377 million minutes, to 485 million minutes in 2009 from 862 million minutes in 2008. Our average revenue per minute was 0.79 in 2009, similar to 2008. The decrease in our international long distance revenue was primarily due to lower international long distance volume as a result of our decision not to carry unprofitable traffic.

Cost of Services (excluding depreciation)

Our cost of services consisted primarily of interconnection costs, including:

•	Fees for leased lines, typically paid on a per-circuit per month basis to Telmex and other last mile access providers;

•	Interconnection costs, including local access charges and resale expenses, paid on a per-minute basis primarily to Telmex; and

•	International settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us.

Cost of services decreased 2.9% to Ps. 1,736.7 million in 2009 from Ps. 1,789.0 million in 2008. The decrease in cost of services was primarily due to lower volume of traffic in long distance services.

Data, Internet and Local Services. Cost of data, internet and local services increased 4.5% to Ps. 781.1 million in 2009 from Ps. 747.5 million in 2008. This was primarily due to an increase in internet-related services revenues, such as VPN, Ethernet and managed services, which have better margins among data, internet and local services.

Long Distance Services. Cost of long distance services decreased 8.2% to Ps. 955.6 million in 2009 from Ps. 1,041.5 million in 2008. This decrease in cost of long distance services was primarily due to a decrease in domestic and international long distance volume of traffic.

Gross Profit

Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization). Gross profit is a non-. GAAP financial measure that is not defined under Mexican FRS.

We believe that gross profit can be useful to facilitate comparisons of operating performance between periods and with other companies. However, our computation of gross profit is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation and amortization expense. Though gross profit is a relevant measure of operating performance, it should not be considered as an alternative to operating income (determined in accordance with Mexican FRS as an indication of our financial performance), or as an indication of resources generated from operating activities (determined in accordance with Mexican FRS, as a measure of our liquidity), nor is it indicative of funds available to meet our cash needs.

Gross profit in 2009 increased 2.2% to Ps. 2,946.9 million from Ps. 2,883.5 million in 2008. Our gross profit increased primarily due to higher data, internet and local services gross profit, which helped to offset the decrease in the long distance services gross profit.

Data, Internet and Local Services. Our data, internet and local services gross profit increased 12.7%, or Ps. 279.4 million, to Ps. 2,481.9 million in 2009 from Ps. 2,202.6 million in 2008. This increase was primarily due to the growth of these services revenues.

Long Distance Services. Our long distance gross profit decreased 31.7% to Ps. 465.0 million in 2009 from Ps. 681.0 million in 2008. This decrease was primarily due to a decrease in both domestic and international long distance revenues.

Our gross margin, defined as gross profit as a percentage of total revenues, increased to 62.9% in 2009 from 61.7% in 2008.

A reconciliation of our operating income to gross profit is provided below as of December 31, 2008 and 2009.

	Year ended December 31,
	2008		2009
Gross profit	Ps	2,883.5	Ps	2,946.9
Administration, selling and other operating expenses		(1,551.7)		(1,529.4)
Depreciation and amortization		(756.7)		(853.5)

Operating income	Ps	575.1	Ps	564.0

Administration, selling and other operating expenses

Administration, selling and other operating expenses decreased 1.4%, or Ps. 22.3 million, to Ps. 1,529.4 million in 2009 from Ps. 1,551.7 in 2008, primarily due to a decrease in marketing expenses and lower personnel expenses due to the reorganization of our consumer segment at the end of 2008. As a percentage of total revenues, administration, selling and other operative expenses represented 32.7% in 2009, compared to 33.2% in 2008.

Depreciation and amortization

Depreciation and amortization increased 12.8%, or Ps. 96.8 million, to Ps. 853.5 million in 2009 from Ps. 756.7 million in 2008. This increase was primarily due to higher fixed assets as a result of an increase in capital expenditures during 2009 and the shorter useful lives of some of those assets.

Operating income

Operating income decreased 1.9%, or Ps. 11.1 million, to Ps. 564.0 million in 2009 from Ps. 575.1 million in 2008. This increase was primarily due to a Ps. 96.8 million increase in depreciation and amortization already explained above when compared to 2008.

Comprehensive financial result

Our comprehensive financial loss in 2009 was Ps. 221.4 million, compared to a loss of Ps. 943.9 million in 2008. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2008(1)	2009(1)
Interest expense	(294.6)	(333.3)
Interest income	29.1	17.6
Exchange loss, net	(615.2)	99.1
Effect of derivative financial instruments	(63.2)	(4.8)

Comprehensive financial result, net	(943.9)	(221.4)

(1)	Information is expressed in millions of adjusted nominal Pesos.

Our interest expense totaled Ps. 333.3 million in 2009 compared to Ps. 294.6 million in 2008. The increase in the interest expense was due to non-recurrent financial expenses related to the prepayment of our 8% senior notes due 2010 through a tender offer on each of August 12, 2009 and August 25, 2009 and through an optional redemption on September 11, 2009 and also due to a higher interest rate of our 11.750% senior notes due 2014 issued on August 11, 2009 when compared to the interest rate of our 8% senior notes due 2010, which were prepaid in August and September of 2009.

Interest income decreased to Ps. 17.6 million in 2009 from Ps. 29.1 million in 2008, primarily due to lower interest rates during 2009.

We recorded a foreign exchange gain of Ps. 99.1 million in 2009 compared a foreign exchange loss of Ps. 615.2 million in 2008. We record a foreign exchange gain or loss with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated monetary assets for the year ended December 31, 2009. We recorded a foreign exchange gain primarily due to a 3.5% appreciation of the value of the Peso against the U.S. dollar during 2009.

In October 2008, we entered into a forward to sell contract at an average monthly amount of US $1.2 million for December 2008, and January and February 2009, at an average exchange rate of Ps. 12.39 per US$1. The effect of those derivative financial instruments was negative and amounted to Ps. 2.2 million in 2009 due to a 10.3% depreciation of the Peso against the U.S. dollar during the first two months of 2009. In addition, we have a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. For 2009, the effect of this embedded derivative was negative and amounted to Ps. 2.6 million. This contract is evaluated on a monthly basis.

Income and IETU

We and our sole subsidiary, Servicios Alestra, are required to pay the greater of the income tax or IETU, which are computed separately for each entity. The Company participates in the tax consolidation of Alfa, its holding company. We recorded an income tax expense of Ps. 22.1 million in 2009 compared to Ps. 34.5 million in 2008.

In 2009, we amortized tax loss carry-forwards previously reserved, against our current income tax, amounting to Ps. 138.0 million. The utilization of these tax loss carry-forwards derived from different factors, such as the appreciation of the Peso in 2009 (resulting in lower costs because our fixed interconnection tariffs are established in U.S. dollars) and obtaining better results in 2009 than those presented in our projections from 2008 (we used a conservative scenario due to the consideration that the global financial crisis could have an adverse effect on our business).

Based on our projected tax results for future years, we have determined that we will be subject to income tax rather than IETU. Our projections assume the following tax considerations:

•	We will exercise the option to apply an accelerated tax deduction on certain capital expenditures in 2010 and future years;

•	Certain assets will continue depreciating for tax purposes at the 1% rate;

•	An increase in our interest expense due to the issuance of our 11.750% senior notes; and

•	We may not amortize tax loss carry-forwards in following years (a reserve has been created for this amount).

Net Income (loss)

As a result of the above factors, in 2009, we recorded a net income of Ps. 291.5 million compared to a net loss of Ps. 384.3 million in 2008. Although we had similar operating income in 2008 and 2009, we recorded a foreign exchange gain in 2009, while in 2008 we recorded a foreign exchange loss.

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

Revenues

Total revenues decreased 7.6%, or Ps. 383.5 million, to Ps. 4,672.5 million in 2008 from Ps. 5,056.0 million in 2007, primarily due to lower long distance revenues.

Data, Internet and Local Services. Data, internet and local service revenues increased 11.7%, to Ps. 2,950.1 million in 2008 from Ps. 2,641.4 million in 2007. Such increase resulted primarily from an increase in our VPN and direct access services revenues, as we continued to focus our sales efforts on these services. Our data, internet and local service segment continued to increase its share in our revenue portfolio, and represented 63.1% of our total revenues in 2008, compared to 52.2% in 2007.

Long Distance Services. Revenues derived from our long distance services decreased 28.7%, to Ps. 1,722.5 million in 2008 from Ps. 2,414.6 million in 2007. The decrease in long distance services revenues was primarily due to both lower traffic, which decreased 19.8% to 2,622 million minutes in 2008 from 3,271 million minutes in 2007, and lower rates.

Revenues from domestic long distance services decreased 16.8%, or Ps. 211.7 million, to Ps. 1,047.8 million in 2008 from Ps. 1,259.5 million in 2007. Our average domestic long distance revenue per minute decreased 7.7% to Ps. 0.60 in 2008 from Ps. 0.65 in 2007, primarily due to the competition in rates. Domestic long distance volume for 2008 also decreased 6.3%, or 119 million minutes, to 1,760 million minutes compared to 1,879 million minutes in 2007, primarily due to the decrease in traffic from our residential customers. Our total lines in service decreased by 110,751 lines, a 30.6% decrease, to 251,093 lines as of December 31, 2008 from 361,844 lines as of December 31, 2007, primarily due to our strategy to focus on our business customers and high-usage residential customers. As a percentage of total revenues, domestic long distance revenues represented 22.4% of our total revenues in 2008, compared to 24.9% of our total revenues in 2007.

Revenues from international long distance services decreased 41.6%, or Ps. 480.4 million, to Ps. 674.7 million in 2008 from Ps. 1,155.1 million in 2007. International long distance volume decreased 38.1%, or 530 million minutes, to 862 million minutes in 2008 from 1,392 million minutes in 2007. Our average revenue per minute decreased 2.5%, to Ps. 0.78 in 2008 from Ps. 0.80 in 2007. As a percentage of total revenues, international long distance revenues represented 14.4% of our total revenues in 2008, compared to 22.8% of our total revenues in 2007. The decrease in both long distance volume and average revenue per minute is primarily due to increased competition and our decision not to carry unprofitable traffic.

Cost of Services (excluding depreciation)

Our cost of services consisted primarily of interconnection costs, including:

•	Local access charges and resale expenses, paid on a per-minute basis primarily to Telmex,

•	International settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us; and

•	Fees for leased lines, typically paid on a per-circuit per month basis to Telmex and other last mile access providers.

Cost of services decreased 19.3% to Ps. 1,789.0 million in 2008 from Ps. 2,217.7 million in 2007. The decrease in cost of services was primarily due to lower volume of traffic in long distance services.

Data, Internet and Local Services. Cost of data, internet and local services decreased 1.4% to Ps. 747.5 million in 2008 from Ps. 757.7 million in 2007. This was primarily due to fixed costs optimization.

Long Distance Services. Cost of long distance services decreased 28.7% to Ps. 1,041.5 million in 2008 from Ps. 1,460.0 million in 2007. This decrease in cost of long distance services was primarily due to a decrease in domestic and international long distance volume of traffic.

Gross Profit

Gross profit in 2008 increased 1.6% to Ps. 2,883.5 million from Ps. 2,838.4 million in 2007. Our gross profit increased primarily due to higher data, internet and local services gross profit, which helped to offset the decrease in the long distance services gross profit.

Data, Internet and Local Services. Our data, internet and local services gross profit increased 16.9%, or Ps. 318.9 million, to Ps. 2,202.6 million in 2008 from 1,883.6 million in 2007. This increase was primarily due to an increase in revenues from our data, internet and local services, while cost of these services decreased.

Long Distance Services. Our long distance gross profit decreased 28.7% to Ps. 681.0 million in 2008 from Ps. 954.7 million in 2007. This decrease was primarily due to a decrease in both domestic and international long distance revenues.

Our gross margin, defined as gross profit as a percentage of total revenues, increased to 61.7% in 2008 from 56.1% in 2007.

A reconciliation of our operating income to gross profit is provided below as of December 31, 2007 and 2008.

	Year Ended December 31,
	2007(1)		2008(2)
Gross profit	Ps.	2,838.4	Ps.	2,883.5
Administration, selling and other operating expenses		(1,513.3)		(1,551.7)
Depreciation and amortization		(870.1)		(756.7)

Operating income	Ps.	454.9	Ps.	575.1

(1)	Information for 2007 is expressed in millions of Pesos with purchasing power as of December 31, 2007.
(2)	Information for 2008 is expressed in millions of adjusted nominal Pesos.

Administration, selling and other operating expenses

Administration, selling and other operating expenses increased 2.5%, or Ps. 38.4 million, to Ps. 1,551.7 million in 2008 from Ps. 1,513.3 in 2007. This increase was primarily due to an increase of our personnel expenses. As a percentage of total revenues, administration, selling and other operative expenses represented 33.2% in 2008, compared to 29.9% in 2007.

Depreciation and amortization

Depreciation and amortization decreased 13.0%, or Ps. 113.5 million, to Ps. 756.7 million in 2008 from Ps. 870.1 million in 2007. This decrease was primarily due to the ending of our preoperative expenses amortizations in the second half of 2007. In 2007, we recorded preoperative expenses amortizations in an amount of Ps. 114.6 million.

Operating income

Operating income increased 26.4%, or Ps. 120.2 million, to Ps. 575.1 million in 2008 from Ps. 454.9 million in 2007. This was primarily due to the increase of Ps. 45.2 million in gross profit coupled with a decrease of Ps. 113.5 million in depreciation and amortization when compared to 2007.

Comprehensive financial result

Our comprehensive financial result in 2008 was a loss of Ps. 943.9 million, compared to a loss of Ps. 179.5 million in 2007. The following table sets forth our comprehensive financial results for the periods under review:

	Year Ended December 31,
	2007(1)	2008(2)
Interest expense	(314.2)	(294.6)
Interest income	30.2	29.1
Exchange loss, net	(2.2)	(615.2)
Effect of derivative financial instruments	2.9	(63.2)
Gain from monetary position	103.8	—

Comprehensive financial result, net	(179.5)	(943.9)

(1)	Information for 2007 is expressed in millions of Pesos purchasing power as of December 31, 2007.
(2)	Information for 2008 is expressed in millions of adjusted nominal Pesos.

Our interest expense totaled Ps. 294.6 million in 2008 compared to Ps. 314.2 million in 2007. The decrease in the interest expense was primarily due to lower levels of indebtedness as a result of the corresponding amortization of our 8% senior notes due 2010 on December 31, 2007 and June 30, 2008, and the US$23.1 million prepayment of a then outstanding bank facility on September 11, 2008, with internally generated funds and a new US$15.0 million bank facility.

Interest income decreased to Ps. 29.1 million in 2008 from Ps. 30.2 million in 2007, primarily due to a lower average cash balance coupled with lower interest rates during 2008.

We recorded a foreign exchange loss of Ps. 615.2 million in 2008 compared to a foreign exchange loss of Ps. 2.2 million in 2007. We recorded an exchange loss primarily due to a 24.8% depreciation of the value of the Peso against the U.S. dollar during 2008, which caused our U.S. dollar-denominated monetary liabilities to exceed our U.S. dollar-denominated monetary assets.

The effect of derivative financial instruments was Ps. 63.2 million in 2008, primarily due to a 6.2% appreciation of the Peso against the U.S. dollar during the first eight months of 2008. This situation affected our two economic hedge contracts with a fixed purchase exchange rate in 2008 of Ps. 10.82 per US$1 and Ps. 10.79 per US$1, respectively. On September 26, 2008 and September 29, 2008, our two economic hedge contracts were canceled, with a total premium paid of US$0.1 million.

In October 2008, we entered into a forward to sell contract at an average monthly amount of US$1.2 million in December 2008 and January and February 2009, at an average exchange rate of Ps. 12.39 per US$1.00.

According to the new accounting pronouncement NIF B-10 “Inflation effects” under Mexican FRS, which became effective on January 1, 2008, there is no gain from monetary position in 2008.

Income and IETU

We and our sole subsidiary, Servicios Alestra, are each required to pay the greater of the income tax or IETU, which are computed separately for each entity. Based on the projections prepared by our management relative to our projected tax results in future years, we have determined that we will be subject to income tax rather than IETU. Our projections assume the following:

a) we will not exercise the option to apply the immediate deduction on investments in 2009; and

b) we will not amortize the tax loss carry forward in an amount of Ps. 323.6 million in 2009 and 2010.

Hence, a reserve has been created for this amount. As a result, a deferred income tax provision has been included in our income statement for 2008.

Net Income (loss)

As a result of the above factors, we recorded a net loss of Ps. 384.3 million in 2008, compared to a net income of Ps. 188.0 million in 2007. Despite an increase in operating income, we recorded a net loss, primarily due to a higher exchange loss in 2008 compared to 2007.

Critical accounting policies

We have identified the policies below as critical to our business operations and to understanding the result of our operations. Preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. We believe the following accounting policies used in the preparation of our consolidated financial statements involve significant judgments and estimates.

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

Allowance for doubtful accounts

We take what we believe is a conservative approach toward uncollectible accounts, commonly called the Spindown Method. For all services, this method calculates a certain reserve based on an estimate of the amount of customer accounts receivable that will become uncollectible. Both the residential and business accounts will be fully reserved when those accounts are 241 days and 271 days past due, respectively. To obtain this forecast, an uncollectible rate (the “Spindown Rate”) is estimated and applied to each bucket of the accounts receivable. The Spindown Rate applied on each month’s reserve calculation equals the average Spindown Rate registered on the previous six-month period. Payment is due 25 days after the issuance of an invoice. We take several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person-to-person calls. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 60 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance greater than Ps. 50, the account is also assigned to a collection agency 120 days after the due date. If the efforts of collection agencies are unsuccessful and the balance is large enough to make legal proceedings worthwhile, we commence legal proceedings. As of December 31, 2007, 2008 and 2009, our allowance for doubtful accounts was Ps. 55.7 million, Ps. 83.5 million and Ps. 62.5 million, respectively. We consider this reserve sufficient to cover the probable loss of accounts receivables; however, we cannot assure you that we will not be required to increase the amount of this reserve. A 10% change in the amounts estimated to be uncollectible would result in a change in uncollectible expense of approximately Ps. 6.3 million.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine depreciation and amortization expense to be recorded during any reporting period. The useful life of an asset is estimated at the time the asset is acquired and is based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened. This would result in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in asset’s value. We review assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations, including estimates of revenues, costs, operating expenses, capital expenditures and debt service. For U.S. GAAP purposes, pursuant to Accounting Standards Codification (“ASC”) 360-10, we review the carrying value of our long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if an asset is impaired, in which case the asset is written down to its fair value. Based on our cash flow analysis, no impairment existed at December 31, 2007, 2008, and 2009.

Deferred taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process requires us to estimate our certain current tax exposure together with an assessment of temporary differences resulting from the differing treatment of certain items for tax and accounting purposes, such as depreciation and amortization, cost and accruals, and allowance for doubtful accounts. These differences result in deferred tax assets and liabilities, which are included on our consolidated balance sheet. This method of determining deferred taxes is known as the comprehensive asset — liability method. To the extent we establish a valuation allowance or we increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In 2009 we recorded a valuation allowance of Ps. 134.8 million, due to uncertainty whether we may use certain deferred tax assets, primarily certain net operating losses carried forward, before they expire. This allowance for tax loss carry-forwards is based on our projected tax results for future years, considering the scenario at the reporting date. If the scenario under which we prepared our projections changes, the allowance for tax loss carry-forwards may be reversed in the following years.

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

In accordance with the interpretation with respect to the accounting effects of IETU published by CINIF on December 21, 2007 and based on financial and tax projections, we have determined that we will continue to pay regular income tax in the foreseeable future. As a result, we have not recorded any deferred IETU taxes as of December 31, 2009.

New adopted standards

As of January 1, 2009, we adopted the following standards, which did not have a material impact on our financial statements:

Mexican FRS B-7, “Business acquisitions”, which establishes the general standards for valuation and disclosure in the initial recognition of the net assets acquired in a business acquisition at acquisition date as well as for the non controlling interest and other items that may arise in them, such as goodwill.

Mexican FRS B-8, “Consolidated and combined financial statements”, which establishes the general standards for the preparation and presentation of the consolidated and combined financial statements; as well as for the disclosures accompanying such financial statements.

Mexican FRS C-7, “Investments in associated companies and other permanent investments”, which sets forth the standards for the accounting recognition of the investments in associates, and other permanent investments in which there is no control, joint control or significant influence.

Mexican FRS C-8, “Intangible assets”, which sets forth the valuation, presentation and disclosure standards for the initial and subsequent recognition of the intangible assets acquired individually or through a business acquisition, or internally generated in the normal course of business.

Mexican FRS D-8, “Share-based payments”, which stipulates the standards for recognition of share-based payments in the financial information. This NIF supersedes IFRS-2 “Share-based payments”, issued by the International Financial Reporting Standards Board applicable on a supplementary basis in Mexico.

Interpretation to Mexican FRS – 18, “Recognition of the 2010 Tax Reform in the Income tax”. This interpretation was issued with the purpose to guide the financial information preparers through certain questioning related to the 2010 Tax Reform and more specific, for the modifications to the tax consolidation and income tax rate applicable for future years.

New Financial Reporting Standards

The CINIF issued, during December 2009, a series of Mexican FRS and Interpretations (INIF) which will become effective as of January 1, 2010, with exception of Mexican FRS B-5 and B-9 which will become effective as of January 1, 2011. Such Mexican FRS and interpretations are not considered to have a significant impact in our consolidated financial statements.

Mexican FRS B-5 “Financial Information by Segments”. It establishes the general standards to disclose financial information by segments. Additionally, it allows the user of such information to analyze the entity from the same point of view as the management does and requires to present financial information by segment consistently with its financial statements. This standard will leave Bulletin B-5 “Financial Information by Segment” without effect.

Mexican FRS B-9 “Financial Information at Interim Dates”. It establishes the guidance for the determination and presentation of financial information at interim dates which among other, establishes the presentation of the statement of changes in stockholders’ equity and of cash flows which, were not required by former Bulletin B-9 Financial Information at interim dates.

Mexican FRS C-1 “Cash and cash equivalents”. It establishes standards on the accounting treatment and disclosure of cash, restricted cash and available for sale securities. It also introduces new terminology to make it consistent with other Mexican FRS previously issued. This standard supersedes Bulletin C-1, “Cash”.

Interpretation to Mexican FRS 17 “Service concession arrangements”. The interpretation removes the inconsistency between Mexican FRS D-6 “Capitalization of the comprehensive financial result” and Bulletin D-7 “Contracts of construction and manufacturing of some equity goods”, concerning the accounting treatment of the comprehensive financial result in the event of recognition of an intangible asset during the construction phase for service concession arrangements.

Recently Issued Accounting Guidance under U.S. GAAP

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). The new standard modifies the fair value requirements of ASC 605-25, Revenue Recognition-Multiple Element Arrangements by allowing the use of the “best estimate of a selling price” in addition to Vendor Specific Objective Evidence (“VSOE”) and Third Party Evidence (“TPE”) for determining the selling price of a deliverable. ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are currently evaluating the effect ASU 2009-13 may have on our consolidated financial statements.

In June 2009, the FASB issued ASC 810, Consolidation, (formerly SFAS No. 167, Amendments to FASB Interpretation No. 46(R)) regarding the consolidation of variable interest entities. ASC 810 is intended to improve financial reporting by providing additional guidance to companies involved with variable interest entities and by requiring additional disclosures about a company’s involvement in variable interest entities. This standard is effective for interim and annual periods beginning after November 15, 2009. We are currently evaluating the effect ASC 810 may have on our consolidated financial statements.

In June 2009, the FASB issued ASC 860, Transfers and Servicing (formerly SFAS No. 166, Accounting for Transfers of Financial Assets). ASC 860 requires more information about transfers of financial assets and where companies have continuing exposure to the risk related to transferred financial assets. ASC 860 eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosure. This standard is effective for fiscal years beginning after November 15, 2009, which did not have a material impact on our consolidated financial statements.

Recently Adopted Accounting Guidance under U.S. GAAP

In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles (formerly SFAS No. 168, The “FASB Accounting Standards Codification”TM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162) (“ASC 105”). ASC 105 establishes the FASB ASC as the single source of authoritative nongovernmental U.S. GAAP, except for the U.S. Securities and Exchange Commission (“SEC”) rules and interpretive releases, which are sources of authoritative U.S. GAAP for SEC registrants. The standard is effective for interim and annual periods ending after September 15, 2009. We adopted the provisions of the standard on September 30, 2009, which did not have a material impact on our consolidated financial statements.

On May 3, 2009, we adopted ASC Topic 855 (“ASC 855”), formerly SFAS No. 165, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This pronouncement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The adoption of ASC 855 did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”). The amendments remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. ASU 2010-09 was effective upon issuance. Its adoption did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued ASC 825, Financial Instruments (formerly Financial Staff Position (“FSP”) No. 107-1 and Accounting Principles Board (“APB”) 28-1 (FSP No. 107-1 and APB 28-1), Interim Disclosures about Fair Value of Financial Instruments) (“ASC 825”). ASC 825 requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods. ASC 825 enhances consistency in financial reporting by increasing the frequency of fair value disclosures and is effective for interim and annual periods ending after June 15, 2009, and is to be applied prospectively. We adopted the provisions of the standard, which did not have an effect on our consolidated financial statements.

In April 2009, the FASB issued transition guidance ASC 820-10-65-4 Fair Value Measurements and Disclosures—Overall—Transition Guidance, the provisions of which have been incorporated in ASC 820-10-50-2 Fair Value Measurements and Disclosures—Overall—Disclosures (“ASC 820”). ASC 820 requires disclosures about fair value of financial instruments for interim reporting periods and annual financial statements of publicly traded companies. This guidance is effective for interim and annual periods ending after June 15, 2009. We adopted the provisions of the standard and included its effect on our consolidated financial statements.

In March 2008, the FASB issued ASC 815, Derivatives and Hedging (formerly SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133) (“ASC 815”). ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities including how and why an entity uses, how an entity accounts for derivative instruments; and related hedged items and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. ASC 815 is effective beginning January 1, 2009. We adopted the provisions of the standard and included its effect on our consolidated financial statements.

In February 2008, the FASB issued ASC 820, Fair Value Measurements and Disclosures (formerly FSP Financial Accounting Standard (“FAS”) No. 157-2, Effective Date of FASB Statement No. 157) which delayed the effective date for nonfinancial assets and nonfinancial liabilities until January 1, 2009. We adopted the provisions of the standard as of January 1, 2009, which did not have an effect on our consolidated financial statements.

In December 2007, the FASB issued ASC 805, Business Combinations (“ASC 805”), (formerly SFAS 141 (revised 2007), Business Combinations). ASC 805 expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. ASC 805 is effective for financial statements issued for fiscal years beginning after December 15, 2008. We adopted the provisions of the standard, which did not have an effect on our consolidated financial statements. However, if we enter into material business combinations in the future, a transaction may significantly impact our consolidated financial statements.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. See Note 20 to our consolidated financial statements for information relating to the nature and effect of such differences. Financial statements prepared under Mexican FRS recognize the effects of inflation until December 31, 2007, whereas financial statements prepared under U.S. GAAP are presented on a nominal cost basis. We are not required to reverse the Mexican inflation accounting adjustments when reconciling Mexican FRS to U.S. GAAP, as these adjustments provide a means of measuring the effects of price-level changes in the inflationary Mexican economy. Accordingly, these nominal-adjusted figures are considered a more meaningful presentation than nominal cost-based financial reporting for both Mexican and U.S. accounting purposes.

Net income (loss) under U.S. GAAP amounted to Ps. 299.0 million in 2007, Ps. (227.1) million in 2008 and Ps. 647.5 million in 2009, compared with net income (loss) under Mexican FRS of Ps. 188.0 million in 2007, Ps. (384.3) million in 2008 and Ps. 291.5 million in 2009.

Stockholders’ equity under U.S. GAAP amounted to Ps. 2,075.3 million in 2007, Ps. 1,852.1 million in 2008 and Ps. 2,299.2 million in 2009, compared with stockholders’ equity under Mexican FRS of Ps. 2,597.9 million in 2007, Ps. 2,216.8 in 2008 and Ps. 2,313.7 million in 2009. See Note 20 to our consolidated financial statements for further discussion of the adjustments under U.S. GAAP.

B. Liquidity and capital resources

We continue to focus our capital expenditures on businesses that we believe may offer more attractive margins and a short- to medium-term return. All capital expenditures are included in a budget which is pre-authorized by our Board of Directors. We do not expect that any single capital expenditure in 2010 will have a material impact on our operations or financial results. We may incur additional indebtedness in 2010 to finance a portion of our capital expenditures. We believe that we will generate positive capital resources from our operations to fund working capital, capital expenditures and most of our debt service needs in 2010.

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

Current Liquidity

As of December 31, 2008 and 2009 we had Ps. 202.8 million and Ps. 317.4 million of unrestricted cash available, respectively. Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less. Despite an increase of Ps. 34.2 million in our total debt, from Ps. 3,174.4 million in 2008 to Ps. 3,208.6 million in 2009, our cash balance increased Ps. 114.6 million from December 31, 2008 to December 31, 2009. The increase in our cash balance was primarily due to internally-generated funds from our operations.

Our treasury policy is to invest in highly liquid temporary cash investments issued by major Mexican and U.S. banks and corporations with high credit ratings. As of December 31, 2009, we had cash of Ps. 4.1 million and temporary investments of Ps. 303.9 million, of which Ps. 147.6 million were in Peso-denominated instruments and Ps. 156.3 million in U.S. dollar-denominated instruments. In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of December 31, 2009 and December 31, 2008 our ratio of current assets to current liabilities was 0.86x, 0.58x, respectively. Our ratio of current assets to current liabilities as of December 31, 2009 includes the corresponding amortization of our vendor loan facilities.

	As of December 31, 2008			As of December 31, 2009
	(in millions of nominal Pesos, excluding ratios)
Unrestricted cash balance	Ps.	202.8		Ps.	317.4
Current ratios (times)		0.58	x		0.86	x

Net debt as of December 31, 2009 decreased by US$13.6 million to US$206.8 million from US$220.4 million as of December 31, 2008. The reduction of net debt was primarily due to a higher cash balance from internally-generated funds. Total debt slightly increased in 2009. In 2009 debt payment included:

•	the principal amortization of our 8% senior notes due 2010 in the amount of US$19.8 million on June 30, 2009;

•	the prepayment of our 8% senior notes due 2010 in the amount of US$67.4 million on August 12, 2009, US$2.0 million on August 25, 2009 and US$123.7 million on September 11, 2009; and

•	the payment of our debt outstanding with Comerica Bank (“Comerica”), in the amount of US$15.0 million on September 10, 2009.

During 2009 we obtained new financing including:

•

on August 11, 2009 we issued US$200.0 million of 11.750% senior unsecured notes due 2014. The principal amortization is payable at maturity on August 11, 2014, and interest is paid semi-annually in cash in arrears on February 11 and August 11 of each year, beginning on February 11, 2010. The proceeds of the offering were used to prepay our then outstanding 8% senior notes due 2010;

•

on October 12, 2009, we obtained a bank facility with Comerica in an amount of US$10.0 million. The facility has a variable interest rate of three-month LIBOR plus 3.75%. Interest payments are payable quarterly, with the principal due at maturity on October 12, 2011; and

•

during 2009 we obtained a total of US$26.2 million of vendor facilities. The interest and principal of these vendor facilities are paid in a monthly basis with maturities of one, three and four years and rates in the ranges from 5.7% to 8.9%.

Capital expenditures during 2009 amounted to Ps. 937.3 million, Ps. 143.9 million higher than the Ps. 793.4 million invested in 2008. Our capital expenditure program includes investments to expand our network, provide new services and to extend our network to customers’ premises, commonly referred to as the last-mile access. As of the date of this report, our capital expenditure program is proceeding according to schedule.

Cash flows for the years 2009 and 2008 are explained as follows:

Our operating activities net cash flows were Ps. 1,768.5 million and Ps. 1,282.9 million in 2009 and 2008, respectively. This increase was primarily due to an improvement in operations and results coupled with an increase in accounts payable as we hold interconnection payments to Telmex due to a dispute of interconnection rates. We also incurred in Ps. 2,936.8 million and Ps. 414.8 million of new debt in 2009 and 2008, respectively. This increase in debt was primarily due to the issuance of US$ 200.00 million of 11.750% senior notes due 2014. These resources for 2009 and 2008 were primarily used towards:

•	The acquisition of property and equipment in an amount of Ps.808.4 million and Ps. 788.2 million in 2009 and 2008, respectively;

•

The payment of Ps. 482.4 million in 2008 of the corresponding debt amortization of our 8% senior notes due 2010 and Ps. 2,640.3 million in 2009 of the corresponding debt amortization and prepayment on August and September 2009 of our 8% senior notes due 2010 and payment of other debt and bank loans in an amount of Ps. 424.9 million and 393.0 million in 2009 and 2008, respectively.

•	The payment of interest corresponding to our then outstanding debt in an amount of Ps. 224.7 million and Ps. 261.7 million in 2009 and 2008, respectively.

Changes in financial position for the years 2006 and 2007 are explained as follows:

Resources generated from, or used in, operating activities. Resources generated from operating activities in 2007 were Ps. 997.5 million compared to Ps. 1,064.8 million in 2006. This decrease was primarily due the payment of administrative fees to Onexa and AT&T in 2007, an amount of Ps. 137.0 million and Ps. 99.5 million respectively. As a part of our debt restructuring process during 2002 and 2003, our partners agreed that the administrative service fees that Onexa and AT&T charged would not become due until 2007.

Resources used in, or generated from, investing activities. Resources used in investing activities were Ps. 615.4 million and Ps. 640.2 million in 2007 and 2006, respectively. The increase was due to a higher amount invested in property and equipment. Our main capital expenditures during 2007 were on network growth and direct access; Ps. 311.9 million and Ps. 83.1 million, respectively.

Resources used in, or generated from, financing activities. Resources used for financing activities for 2007 were Ps. 844.4 million compared to resources used for financing activities of Ps. 672.9 million in 2006. The increase was mainly due to the higher principal amortization of the senior notes due 2010 in 2006, and the beginning of the principal amortization of the bank facility on February 1, 2007.

Up through December 31, 2007, under Mexican FRS, the changes in financial position for operation activities, financing and investing were presented through the statements of changes in financial position. On January 1, 2008, Mexican FRS B-2 “Statement of Cash Flows” became effective on a prospective basis. Therefore management has included the new statement of cash flow for the year ended December 31, 2008 and December 31, 2009. See Note 2 to our consolidated financial statements for information regarding this change. Due to the adoption of Mexican FRS B-2 “Statement of Cash Flows”, 2008 and 2009 information is not directly comparable to 2007 and prior years. The criteria for determining resources used in, or generated from, operating, investing and financing activities under the new Mexican FRS B-2 “Statement of Cash Flows” is different from prior years.

Given the nature of our revenues derived from U.S. dollar-denominated services rendered to multinational companies and from international incoming traffic, and of our costs and expenses, which are principally Peso-denominated, we believe we will be partially insulated from potential exchange rate fluctuations.

For this reason, we periodically assess our exposure and consider opportunities to manage this risk, including the use of hedging instruments. In 2009 we used currency hedge instruments to minimize the effect of fluctuations in the U.S. dollar/Peso exchange rate. See Item 5, “Operating and Financial Review and Prospects – Results of Operations”.

Material Commitments and Funding

The table below describes by year of payment due current material commitments as of December 31, 2009.

	As of and for the year ended December 31,
	2010	2011	2012	2013	2014
	(in millions of Pesos) (1)
Vendor financing (2)	209.7	184.5	104.7	6.9	—
Principal	185.9	172.3	101.4	6.8	—
Interest	23.8	12.2	3.3	0.1	—
Principal payments on long-term debt (3)	—	130.6	—	—	2,611.5
Interest payments (4)	313.1	310.7	306.9	306.9	306.9
Operating leases	101.5	106.9	110.6	115.1	119.8
Capital expenditures (5)	1,018.5	—	—	—	—

Total	1,642.7	732.7	522.2	428.8	3,038.2

(1)	Nominal Pesos converted from U.S. dollars at a rate of 13.0576 Pesos per U.S. dollar, which is the noon buying rate provided by The Federal Reserve Bank of New York on December 31, 2009.

(2)	Hewlett-Packard Operations México S. de R.L. de C.V. (“HP”), Cisco Systems Capital Corporation (“Cisco”) and Capita Corporation S.A. de C.V. (“CIT”) vendor financing facilities.

(3)	Principal payments on the bank facility and our 11.750% senior notes due 2014.

(4)	Interest payments on the bank facility and our 11.750% senior notes due 2014.

(5)	Derived from the annual budget from 2010.

Our vendor financing commitments include a loan facility with HP with final maturities of the loan tranches on October 31, 2012, February 28, 2013 and April 30, 2013, a loan facility with CIT which expires on April 30, 2010, and a loan facility with Cisco with final maturities of the loan tranches on August 7, 2011, October 28, 2011, June 15, 2012, August 6, 2012, September 10, 2012, September 11, 2012, October 15, 2012 and December 15, 2012.

Our principal long term debt commitments for 2010 to 2014 include the principal amortization of our US$ 200.0 million due on August 11, 2014 of our 11.750% senior notes due 2014 and our debt outstanding with Comerica, in the amount of US$10.0 million due on October 12, 2011. Our interest commitments for 2010 to 2014 include the interest payments on our bank facility with Comerica and on our 11.750% senior notes due 2014.

Our operating lease commitments include the rent of our operative and administrative buildings, and our capital expenditures commitments include an estimate of our capital expenditures for this year.

Capital expenditures for 2007, 2008 and 2009 amounted to Ps. 600.4 million, Ps. 793.4 million and Ps. 937.3 million respectively. Our estimated payment according to our 2010 annual budget is Ps. 1,018.5 million.

We believe that the funds to meet our material commitments in 2010 will be provided by internally-generated funds from our operations and through new available vendor and lease financing facilities.

11.750% Senior Notes due 2014

On August 11, 2009 we issued US$200.0 million of 11.750% senior unsecured notes due 2014. The principal amortization is payable at maturity on August 11, 2014, and interest is paid semi-annually in cash in arrears on February 11 and August 11 of each year, beginning on February 11, 2010. The proceeds of the offering were used to prepay our then outstanding 8% senior notes due 2010.

Principal payment date	Percentage of original principal amount payable	Percentage of remaining original principal amount
August 11, 2014	100.00%	—

The indenture governing our 11.750% senior notes due 2014 contains the following covenants, among others, each subject to certain customary exceptions and carve-outs:

•

subject to specified exceptions, we may not incur indebtedness unless our consolidated leverage ratio (as defined in the indenture) would be less than 3.50 to 1.0 and our consolidated fixed charge coverage ratio (as defined in the indenture) would be greater than or equal to 2.0 to 1.0. As of December 31, 2009, our consolidated leverage ratio was less than 3.50 to 1.0 and our consolidated fixed charge coverage ratio was greater than 2.0 to 1.0.

•

subject to specified exceptions, we may not make restricted payments, such as dividends, unless we could incur at least one additional dollar of indebtedness under the ratios above, no event of default has occurred and is continuing, and the sum of all restricted payments since August 11, 2009 is less than a specified amount; and

•	subject to specified exceptions, we may not incur any liens on any of our properties unless the notes are equally and ratably secured.

Other Indebtedness

On October 12, 2009, we obtained a bank facility with Comerica in an amount of US$10.0 million. The facility has a variable interest rate of three-month LIBOR plus 3.75%. Interest payments are payable quarterly, with the principal due at maturity on October 12, 2011.

As of December 31, 2009 we had a loan facility with an outstanding balance of US$22.7 million with Cisco, which pays principal and interest on a monthly basis. Tranches with maturities on 2011 and 2012 have an outstanding balance of US$8.0 million and US$14.7 million, respectively, as of December 31, 2009.

As of December 31, 2009 we had a loan facility with an outstanding balance of US$12.3 million with HP, which pays principal and interest on a monthly basis. Tranches with maturities on 2012 and 2013 have an outstanding balance of US$5.7 million and US$6.6 million, respectively, as of December 31, 2009.

As of December 31, 2009 we had a loan facility with an outstanding balance of US$0.7 million with CIT, which pays principal and interest on a quarterly basis and has a maturity on April 30, 2010.

Other developments

In 2009 we experienced a 33.9% decrease in long distance and internet revenues of our consumer subsegment when compared to 2008. This decrease in revenues was primarily due to:

•	rate reductions along the long distance and internet consumer subsegments;

•	lower acquisition rates;

•	customer churn in the consumer segment;

•	migration to VoIP services; and

•	high competition.

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

Legal Proceedings

Sanction regarding infractions to the public administration acquisition act

On July 16, 2006, Corporación Mexicana de Investigación en Materiales, S.A. de C.V. (“COMIMSA”), (a Mexican public administration entity) held a bid process to select a provider of domestic and international long distance services. We participated in the bid process and on July 20, 2006, we were chosen by COMIMSA to provide these services. On August 21, 2006 we notified COMIMSA that we were not capable of providing long distance services in two of the cities in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre-subscription by Cofetel in accordance with the long distance service rules. As a result, we could not enter into the respective services agreement which we were obliged to execute. As a result, on October 3, 2006, COMIMSA filed with the Secretaria de la Función Publica, the administrative comptroller agency of the Mexican government (“SFP”), an administrative proceeding against us to determine if we were subject to sanctions under the applicable law. After a long legal process of three years, on November 10, 2009, SFP decided that we infringed on the applicable law and imposed sanctions consisting of a fine of Ps. 73,000. We were not sanctioned or restricted from participating in public bids or from offering telecommunication services to the Mexican federal administration.

Claim regarding a fire originated in a building leased by Servicios Alestra

In August 2006, ABA Seguros S.A. de C.V. (“ABA Seguros”) and 7-Eleven, Inc. (“7-Eleven”) filed a claim against our subsidiary Servicios Alestra in the amount of Ps. 50.0 million, for damages from a fire that began in the building leased by us to Casa Chapa, S.A. de C.V., under the theory of subrogation of rights. We filed our response with the support of ACE Seguros (the insurance division of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (ii) fires, (iv) accounting, and (v) electrical installation. Although the outcome of the claim has not yet been decided, we do not believe it would have a material adverse effect on our financial position, results of operations or cash flows.

Dispute with Telmex regarding interconnection services rates

We are involved in a dispute with Telmex regarding interconnection services rates applicable for 2008 and 2009 and had requested the intervention of Cofetel regarding the interconnection rates applicable for 2010. On September 8, 2009, a trust was created by us, Telmex and BBVA Bancomer as a trustee to guarantee the payment of such interconnection services. As of December 31, 2009, the trust balance was Ps. 318.2 million, which is presented as restricted cash in our balance sheet. We continue negotiations with Telmex, and we cannot assure you that we will reach an agreement in the near future.

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

E. Off-balance sheet arrangements

Not applicable.

F. Tabular disclosure of contractual obligations

	Payments due in period
Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Pesos) (1)
Long-term debt (2)	4,286	313	1,055	2,918	—
Principal	2,742	—	131	2,612	—
Interest	1,544	313	924	307	—
Vendor and capital lease financing (3)	506	210	296	—	—
Operating lease obligation	808	102	333	245	130
Purchase obligations (4)	106	106	—	—	—

Total	5,706	730	1,684	3,163	130

(1)	Calculated based on an exchange rate of Ps. 13.0576 per U.S. dollar, the noon buying rate as provided by The Federal Reserve Bank of New York on December 31, 2009.
(2)	Interest and principal amount of our bank facility and our 11.750% senior notes due 2014.
(3)	HP, Cisco and CIT financing facilities.
(4)	Maintenance contracts.

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management

Biographies of Senior Management

Rolando Zubirán Shetler  (57) is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us on January 1, 1999. He has served as President and General Manager of Compania Ericsson S.A.C.I. in Argentina, as Managing Director of Ericsson Telecom, S.A. de C.V. in Mexico, as Managing Director of Ericsson Telecomunicações S.A. in Brazil and various other positions in business planning. Mr. Zubirán holds a Bachelor’s of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México and a Master’s of Science Degree in Operations Research from the University of Southern California.

Bernardo García  (51) is our Chief Financial and Administrative Officer. Mr. García has been with us since our start in 1996 and has held several positions, including marketing director, enterprise sales director, commercial strategy director and Vice-President of our Consumer Small Business Market. Before joining us, he also served in several positions in Alfa, including one on the team that negotiated the joint venture agreement with AT&T to form our company. Mr. García holds a Bachelor’s Degree in Industrial and Systems Engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey, a Master’s Degree in International Trade from Universidad de Monterrey and an MBA from IMD in Switzerland.

Raúl Ortega  (53) is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications, as well as in trade politics, policy and regulation in the U.S. and Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C. He holds an accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen  (57) is our Chief Operations and Systems Officer. Mr. Irigoyen has over 20 years of human resources experience in various Alfa subsidiaries and corporate organizations. Mr. Irigoyen’s expertise is focused in the areas of labor relations and compensation. Prior to his assignment with us, he served as Director of Administrative Staff and Services at Alfa’s Corporate Headquarters where he held various managerial positions in Human Resources. Mr. Irigoyen joined us in 1996. Mr. Irigoyen has a Bachelor of Science Degree in Mechanical Engineering from the Universidad Autónoma de Nuevo León, a Master of Science Degree in Economics, majoring in Human Resources Administration, from the University of Utah, and he attended the Instituto para la Alta Dirección de Empresas. He has also been a consultant at the Instituto Tecnológico de Estudios Superiores de Monterrey and at the Universidad Autónoma de Nuevo León.

Ricardo Hinojosa  (44) CMO & Convergence Services Director. Mr. Hinojosa has been with us since 1997 and has held several executive positions, including MNC’s & Corporate Sales Director and Business & Product Development Director. He has over 21 years experience with Alfa, where he has held several strategic positions in Planning and human resources. Mr. Hinojosa has a bachelor’s degree from the Instituto Tecnológico de Monterrey in Computer Science and a Master’s Degree in Business (MBA) from the John E. Anderson School of Business on University of California in Los Angeles.

Biographies of Directors

Armando Garza Sada  (52) is the President of the Board of Directors of Alestra and currently is the President of the Board of Directors of Alfa. Prior to taking his current position, Mr. Garza was Corporate Development President for Alfa. He was President of Sigma from 1993-1999 and before Sigma, he held other executive positions, including Vice-President of Planning in Alfa’s holding company and President of Polioles and Selther. Mr. Garza is a member of the Board of Alfa, Femsa, Coca Cola Femsa, Gigante, Lamosa, Liverpool, MVS, Pyosa, Farmacias Benavides, ITESM and Vitro Vidrio Plano. He served as Chairman of CAINTRA (Nuevo Leon Chamber of the Manufacturing Industry) and CEESP (a private sector economic think-tank). He is also a member of the Board of CCE (Corporate Coordination Council), the Stanford Business School Alumni Association, Rabobank’s North American Agribusiness Advisory Board, and the Dean’s Advisory Council of MIT’s Sloan School of Management. Mr. Garza has a B.S. in Management from the Massachusetts Institute of Technology and a M.B.A. from the Stanford Graduate School of Business. Mr. Garza, who is a nominee of Alfa, has been a director of Alestra since October 2001.

Alejandro Elizondo Barragán  (57) is the Corporate Development President for Alfa. Prior to taking his current position, Mr. Elizondo was the Chief Financial and Planning Officer for Alfa. He has over 30 years experience in Alfa, where he has held various executive positions. Mr. Elizondo was the Chief Executive Officer of Hylsamex and is a member of the Board of Directors of Embotelladoras Arca, Hylsamex and Banco Regional de Monterrey. He has a Bachelor’s Degree in Mechanical Engineering from the Instituto Tecnológico de Monterrey and a M.B.A. from Harvard University. Mr. Elizondo, who is a nominee of Alfa, has been a director of Alestra since March 2006.

Carlos Jimenez Barrera (54) is the Secretary of the Board of Directors and General Counsel of Alfa. He has been with Alfa since 1976. He holds a law degree from the Universidad de Monterrey and a Master’s Degree in Comparative Jurisprudence from New York University School of Law.

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

Eric R. Weinbrom (48) is the Financial Vice-President, Business Planning and International, responsible for financial planning and analysis for the AT&T Business Services enterprise. His responsibilities include preparing the annual operating budget and monthly outlook forecasts, as well as preparing ad hoc analyses of results and other opportunities to improve performance. In addition to managing FP&A activities, he remains responsible for all financial and statutory compliance for AT&T’s international operations. Mr. Weinbrom is a graduate of the Pennsylvania State University with a B.S. in Health Planning and Administration. He also holds a Master’s Degree in Finance from Xavier University and a graduate certificate in Accounting from Fairleigh Dickinson University. Mr. Weinbrom, who is a nominee of AT&T Mexico, has been a full director of Alestra since December 2004 and an alternate since January 2004.

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

B. Compensation

For the year ended December 31, 2009, we paid aggregate annual compensation of approximately Ps. 37.5 million to our executive officers as a group for their services in all capacities. As of December 31, 2009, we have accrued pension benefits and similar liabilities of Ps. 102.7 million.

During 2007, we created a new defined contribution retirement plan for employees. We make monthly contributions to the plan on behalf of each participating employee. The contribution expense related to the plan equaled Ps. 38.0 million in 2008 and Ps. 33.0 million in 2009.

We pay a performance bonus annually of up to four month’s salary to our officers and managing directors and up to two month’s salary to our managers. The amount is determined by our results and by individual performance, which is determined by our Board of Directors. Individual objectives are established at the beginning of the year and are evaluated in January of the following year.

C. Board Practices

Our direct equity holders are AT&T Mexico and Alfa. Under our amended joint venture agreement, the number of directors on our board of directors is fixed at nine. AT&T Mexico may nominate four of these directors, while Alfa may nominate the remaining five. Unless otherwise provided in our joint venture agreement or our by-laws, any vote by the board of directors requires a majority for approval, except that the affirmative vote of at least one director appointed by each of the holders of the series A social part and the series B social part shall be required for the election of the Secretary and alternate Secretary and the approval of any matter decided by the Board relating to a decision that we should commence bankruptcy, liquidation or similar proceedings. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office. In addition, we have no service contracts that provide for benefits upon termination of employment. The period during which each director has served on our board is set forth at Item 6, “Directors, Senior Management and Employees — A. Directors and Senior Management — Biographies of Directors”. We currently do not have a separate audit committee. We are not required under the Sarbanes-Oxley Act of 2002 to have a separate audit committee, as we delisted from the New York Stock Exchange.

D. Employees

As of December 31, 2009, we employed 1,699 people through our sole subsidiary, Servicios Alestra. The chart below shows the distribution of our employees for the years 2007, 2008 and 2009:

	Number of Employees as of December 31,
Direction	2007	2008	2009
Officers and Staff	10	9	9
Enterprise Convergence Services	92	115	196
Administration	208	191	204
Human Resources	34	40	38
Engineering and Operations	403	405	509
Business Sale Unit	401	425	249
Residential Sale Unit	612	441	348
Systems	99	100	107
Strategic Planning	11	11	10
Legal and Government Relations	32	29	29

Total	1,902	1,766	1,699

In addition, Servicios Alestra has also contracted with third-party agencies for the services of less than 40 additional temporary employees. Only one labor union, Sindicato Nacional de Trabajadores del Transporte Público y Comunicaciones (the “National Union of Workers of Public Transportation and Communications”), which operates as an autonomous workers union, represents our employees. It represents 31 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages, and we believe that our relationship with our employees and the union is good.

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

Alfa is one of Mexico’s largest conglomerates. It comprises four groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, processed food, auto parts and telecommunications. As of December 31, 2009, Alfa’s total assets amounted to Ps. 108.1 billion, with revenues and operating income for 2009 of Ps. 115.6 billion and Ps. 8.8 billion, respectively.

AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers and governments. AT&T runs the largest, most sophisticated communications network in the U.S., backed by the research and development capabilities of AT&T laboratories. A leading supplier of data, internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting to large businesses and governments. AT&T is a market leader in local, long distance and internet services, as well as in transaction-based services like prepaid cards, collect calling and directory assistance. On January 31, 2005, AT&T Corp. and SBC announced that their boards had approved a deal under which SBC would acquire AT&T Corp., and on November 17, 2005, SBC completed its acquisition of AT&T Corp.

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

Prior to October 18, 2007, we were owned 51% by Onexa. On that date, Onexa’s shareholders entered into an agreement to merge with Alfa. This merger was conditioned on Mexican governmental approval and became effective on March 31, 2008. After the effective date of the merger, Alfa replaced Onexa as our direct shareholder.

B. Related party transactions

See Item 18, “Financial Statements — Note 4. Balances and Transactions with Related Parties.”

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information.

A. Consolidated statements and other financial information

See Item 18, “Financial Statements” for the list of all financial statements filed as a part of this annual report.

Policy on Dividend Distribution

Our shareholder’s joint venture agreement provides that our shareholders, subject to their vote and to applicable provisions of our 11.750% senior notes due 2014 (or any of our other indebtedness restricting our ability to pay dividends), may agree to declare annual distributions of fifty percent of our after tax net income, determined in accordance with Mexican FRS. Notwithstanding the foregoing, we will declare distributions only (x) in an amount which does not exceed the lesser of (i) earnings on which Mexican taxes have been paid so that no additional Mexican tax is payable as a result of the distribution, and (ii) our net cash flow, (y) after such time as all scheduled capital contributions have been made and (z) after all requirements of Mexican law for the declaration and payment thereof have been satisfied. As of today, we have not declared any dividends.

B. Significant changes

Not applicable.

Item 9. The Offer and Listing.

A. Offer and listing details

Not applicable.

B. Plan of distribution

Not applicable.

C. Markets

Our 11.750% senior notes due 2014 are listed on the unregulated Euro MTF Market of the Luxembourg Stock Exchange.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10. Additional Information.

A. Share capital

Not applicable.

B. Memorandum and articles of association

Our deed of incorporation and bylaws were previously filed as Exhibit 3.1 to Form F-4, Registration No.333-11084 filed with the SEC on November 9, 1999. Our bylaws were amended by the minutes to the General Partners’ Meeting on November 14, 2000, which were filed as Exhibit 3.2 to Form F-4, Registration No.333-100075 filed with the SEC on February 12, 2003. Our bylaws were further amended by the minutes to the general partners’ meeting on November 4, 2005, which were filed as Exhibit 1.3 to Form 20-F, filed with SEC on April 3, 2006. Our joint venture agreement was filed as Exhibit 10.1 to Form F-4, Registration No.333-11084 filed with the SEC on November 9, 1999. Our joint venture agreement was further amended on November 30, 2005 (our “Amended and Restated Joint Venture Agreement”), which amendment was filed as Exhibit 4.1 to Form 20-F, filed with SEC on April 3, 2006. The following discussion and Item 6 above summarize some of the important aspects of our Amended and Restated Joint Venture Agreement and our bylaws. Our deed of incorporation includes the following as the purposes of our company:

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

Except as provided for in our Amended and Restated Joint Venture Agreement and in our by-laws for the transmission of stock by our shareholders as permitted in clause 11 of the amended by-laws or with respect to a merger or acquisition of a company by us, and as described in the following paragraphs, a shareholder may sell or otherwise dispose of its stock only upon approval of the other shareholders, and approval may be withheld without cause. Also, as discussed above, Mexican law currently restricts foreign ownership to 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services. This impedes a change of control brought about by a purchase of stock by a non-Mexican national. For a detailed reference as to how our shareholders may transfer their stock, please refer to our Amended and Restated Joint Venture Agreement or the amendment to our bylaws.

Each shareholder may cause an indirect transfer of its stock to a financially qualified buyer without the prior consent of the remaining partner(s), provided that (i) any such transfer complies with the applicable provisions of our Amended and Restated Joint Venture Agreement, (ii) the transferee is not a telecom competitor, Telmex or America Movil or an affiliate of a telecom competitor, Telmex or America Movil or any person acting on behalf of or deliberately in concert with a telecom competitor, Telmex or America Movil; (iii) the transferee is eligible under Mexican law to hold the social part; and (iv) the transferee agrees to be bound by all of the provisions of our Amended and Restated Joint Venture Agreement, as if such transferee had been an original party to such agreement.

Any additional interest in Telmex or America Movil acquired by AT&T, shall not constitute an Acquisition of Control (as defined in our Amended and Restated Joint Venture Agreement) or be subject to the provisions of our Amended and Restated Joint Venture Agreement. So long as AT&T has the right to designate at least one member to the board of directors or the executive committee of Telmex or America Movil, AT&T has agreed that none of the individuals nominated to serve as AT&T’s representatives on the board of directors or steering committee shall have any direct or indirect responsibility for AT&T’s relationship with Telmex or America Movil or serve (or for twenty-four (24) months after serving on our board of directors serve) on either the Telmex or America Movil board of directors or executive committee. In addition, AT&T shall establish and enforce a policy against the transfer of non-public information about us to Telmex or America Movil.

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

Certain AT&T rights or obligations included in our amended by-laws and in our Amended and Restated Joint Venture Agreement, are contingent to, and therefore shall be null and void and shall not be enforceable if AT&T no longer has the right to designate at least one member of the board of directors or executive committee of Telmex or America Movil and neither AT&T nor any of AT&T’s Affiliates are (at the time of the determination) seeking, or planning to seek, new customers for the same telecommunications services jointly with Telmex within the Territory that are directly substitutable for those services that we provide.

C. Material contracts

As discussed above, after November 18, 2005, following the AT&T acquisition, we and our shareholders amended our joint venture agreement to modify our corporate governance and certain other provisions. We also amended our Service Mark License Agreement, the AT&T Global Network Cooperation Agreement between AT&T and us (the “AGN Agreement”) and our bylaws (the “Bylaws”).

Governance Provisions

We and our shareholders amended the joint venture agreement and our bylaws to eliminate the requirement that certain corporate actions only be taken on the affirmative vote of each of the partners. The affirmative vote of each of the partners is no longer required for, among other things:

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

Service Mark License Agreement

On November 30, 2005 we amended our Service Mark License Agreement with AT&T to provide for our continued use of the AT&T brand for a period not to exceed 36 months from the consummation of the SBC and AT&T merger, which occurred on November 17, 2005. Pursuant to this amendment, we have to develop, acquire, license or position a new service brand for marketing our services. As a result, we have developed the brand Alestra in different phases, as follows: During the 24 month period ending on November 17, 2007, we used the brand Alestra in conjunction with the brand AT&T. During the 12 month period ending on November 17, 2008, as agreed with AT&T, we used the Alestra brand together with a tag line “Con AT&T conecta el hoy con el mañana” (“with AT&T connect today with the future”). As described above, on November 17, 2008, we ceased using the AT&T brand name. At this stage, we can use the phrase “AT&T Global Services” until June 2010 for the purpose of providing AT&T Global Services within Mexico, under the terms of the AGN Agreement.

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

Transfer Restrictions

Our Amended and Restated Joint Venture Agreement was amended to permit certain transfers of indirect interests in us to financially qualified buyers who are not our competitors, subject to certain rights of first offer. Under certain conditions, there are drag-along rights (that can require the sale of 100% of us) and tag-along rights (that permit the other owner to join in the transfer).

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

E. Taxation

Mexican taxation

General

The following is a summary of the principal consequences under Mexico’s Ley del Impuesto Sobre la Renta (the “Income Tax Law”), regulations thereto and rules thereunder as currently in effect, and under the Tax Treaty, of the purchase, ownership and disposition of the registered notes by a holder that is not a resident of Mexico for tax purposes and that will not hold notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “Non-Mexican Holder”). An individual is a resident of Mexico if such person has established his or her dwelling house in Mexico. When said person also has a house abroad, they shall be deemed a resident of Mexico if their vital center of interests is located in Mexican national territory. For these purposes, the vital center of interests is in Mexico when, among other cases, any of the following takes place: (i) more than 50% of the aggregate amount of revenues obtained by such person in the calendar year has a Mexican source of wealth, or (ii) such person’s principal center of professional activities is located in Mexico. A legal entity is a resident of Mexico if it is established under Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment of a foreign person will be regarded as a resident of Mexico, and such permanent establishment will be required to pay taxes in Mexico in accordance with applicable law, for income attributable to such permanent establishment.

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

•	a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of voting shares of the issuer; or

•	a legal entity 20% of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer, then, the withholding tax rate will be 30%.

Notwithstanding the foregoing, under Rule I.3.22.8. published in the Diario Oficial de la Federación (the Official Register of the Federation) on April 29, 2009 which is subject to amendment or repeal but is expected to remain in effect until April 30, 2010 (the “Reduced Rate Rule”), payments of interest made where:

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

Dispositions

Under the Mexican Income Tax Law, gains resulting from the sale or disposition of the notes by a foreign holder to another foreign holder are not taxable in Mexico. Gains resulting from the sale of the notes by a foreign holder to a purchaser who is a Mexican resident for tax purposes or to a foreign holder deemed to have a permanent establishment in Mexico for tax purposes will be subject to Mexican federal income or other taxes pursuant to the rules described above in respect of interest payments. The acquisition of the notes at a discount by a foreign holder will be deemed interest income, and subject to Mexican withholding taxes, if the seller is a Mexican resident or a foreign resident deemed to have a permanent establishment in Mexico.

Other taxes

A foreign holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to its holding of the notes, nor will it be liable for Mexican stamp, registration or similar taxes.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file annual reports with the SEC as required by the Securities Exchange Act of 1934. We also file quarterly information statements as required by the indenture governing our 11.750% senior notes due 2014.

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

Interest Rate Risk

We currently believe that increases in interest rates in the international markets are not likely to have a material direct adverse impact on our financial results or cash flows because 96% of our total debt bears fixed rates of interest. Our results and cash flows could be impacted if additional financing is required in the future when interest rates are high in relation to our current conditions. If we obtain new financing, current market conditions would imply higher interest rates than our current fixed rates.

Most of our indebtedness bears fixed rates of interest, including our 11.750% senior notes due 2014 and our vendor financing. However, our bank facility interest payments are based on the floating three-month London Interbank Offered Rate (“LIBOR”). As of December 31, 2009, principal amount outstanding under this facility was Ps. 130.6 million.

The potential loss from a hypothetical, instantaneous and unfavorable increase of 500 basis points in the three-month LIBOR would have resulted in additional interest expense of approximately Ps. 5.3 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness.

Foreign Exchange Risk

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses are exposed to foreign currency fluctuations, our financial instruments are more highly impacted. As of December 31, 2009, the amount of senior notes and notes payable denominated in U.S. dollars was Ps. 3,199.5 million.

        Depreciation of the Peso against the U.S. dollar resulted in increases to our dollar-denominated revenues and expenses as reported in Peso. Conversely, appreciation in the value of the Peso against the U.S. dollar resulted in decreases to U.S. dollar-denominated revenues and expenses as reported in Pesos.

Interest expense on our U.S. dollar-denominated debt, as expressed in Pesos in our consolidated financial statements, varies with exchange rate movements. Depreciation of the Peso results in increases in interest expense on a Pesos basis.

We record foreign exchange gains or losses when the Peso appreciates or depreciates against the U.S. dollar. Because our U.S. dollar-denominated monetary liabilities have exceeded, and are expected to continue to exceed, our U.S. dollar-denominated monetary assets, depreciation of the Peso against the U.S. dollar will result in foreign exchange losses.

The hypothetical, potential loss in value of financial instruments held at December 31, 2009, the value of which totaled Ps. 3,208.6 million, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the Mexican Peso-U.S. dollar exchange rate would have been approximately Ps. 319.9 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps. 30.7 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness.

We periodically enter into financial instrument contracts to hedge our exposure to changes in the Mexican Peso and the U.S. dollar exchange rates. These contracts are used to hedge the exposure related to interconnection fees, denominated in U.S. dollars, paid to other carriers. We do not enter into derivatives contracts for speculative purposes.

On October 9, 2008, we entered into two derivative instruments to hedge January and February 2009 payments from AT&T (based on traffic minutes) for an original amount of US$4.2 million for each month. This was the estimated amount to be settled with AT&T. Subsequently, AT&T confirmed a lesser amount than the payments originally planned; therefore in order to compensate our balance relative to the sale of U.S. dollars, we entered into two purchase agreements, US$3.6 million for the month of December 2008 and US$2.6 million for the months of January and February 2009, at the same dates and with similar exchange rates to those agreed. These contracts are being accounted for as cash flow hedges under Mexican FRS. As of December 31, 2009, we recorded a loss of Ps.2.2 million in comprehensive income.

The effectiveness of financial derivative instruments classified as hedge instruments is assessed on a periodic basis. On December 31, 2009, our management had assessed the effectiveness of hedges and estimated that they are highly effective.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The conclusions of our Chief Executive Officer and Chief Financial Officer about the effectiveness of our disclosure controls and procedures (as such term is defined under Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended) based on their evaluation of these controls and procedures as of December 31, 2009, are as follows:

Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us is recorded, processed, summarized and reported within required timeframes. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on their assessments of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

        Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

Item 16.C. Principal Account Fees and Services

The aggregate fees billed by PricewaterhouseCoopers, S.C. (“PwC”), our independent auditor, for professional services in 2008 and 2009 were as follows:

	2008(1)	2009(1)
Audit Fees (2)	5.9	5.9
Audit Related Fees (3)	0.7	7.8

Total	6.6	13.7

(1)	Expressed in millions of adjusted nominal Pesos.
(2)	Audit fees include fees associated with the annual audit of our consolidated financial statements and reviews of our quarterly reports for statutory purposes. Audit fees also include fees associated with various audit requirements of us and for reviews of registration statements.
(3)	Audit-related fees include amounts paid to PwC for the audit of statutory social security and housing report, transfer pricing, other statutory reports and the offering memorandum and SEC Form F-4 in connection with our 11.750% senior notes due 2014.

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

Item 19. Exhibits.

1.1 Deed of Incorporation and By-Laws of Alestra, S. de R.L. de C.V. (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-11084 on November 4, 1999).

1.2 Amendment to the Deed of Incorporation and By-Laws dated November 14, 2000 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-100075 on February 12, 2003).

1.3 Amendment to the By-Laws dated November 4, 2005 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 001-31894 on April 3, 2006).

2.1 Indenture dated August 11, 2009 between Alestra, S. de R.L. de C.V. and The Bank of New York Mellon, as trustee, for the 11.750% Senior Notes due 2014 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-162372 on October 7, 2009).

2.2 Form of New Global Note for the 11.750% Senior Notes due 2014 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-162372 on October 7, 2009).

4.1 Second Amended and Restated Joint Venture Agreement dated as of October 17, 1996 by and among Alfa, S.A. de C.V., AT&T Corp., AT&T Telecom Mexico Inc., Bancomer, S.A. Institución de Banca Múltiple Grupo Financiero, Onexa, S.A. de C.V., Valores Industriales, S.A. and Alestra, S. de R.L. de C.V. Portions of this exhibit have been omitted pursuant to a request for confidential treatment (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-11084 on November 4, 1999).

4.2 Amended and Restated Service Mark License Agreement dated as of October 17, 1996 between AT&T Corp. and Alestra, S. de R.L. de C.V. Portions of this exhibit have been omitted pursuant to a request for confidential treatment (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-11084 on November 4, 1999).

4.3 Master Agreement for the Supply of Interconnection Services dated as of October 10, 1996 between Teléfonos de México, S.A. de C.V. and Alestra, S. de R.L. de C.V. (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-11084 on November 4, 1999).

4.4 Concession to Build, Operate and Exploit a Public Telecommunications Network granted by the Federal Government of Mexico to Sistemas Telefónicos de la República, S. de R.L. de C.V. (now Alestra, S. de R.L. de C.V.) (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-11084 on November 4, 1999).

4.5 Concession for the Use of Radioelectric Frequencies to provide point-to-multipoint microwave telecommunication services (66PAM10-4) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V. (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-11084 on November 4, 1999).

4.6 Concession for the Use of Radioelectric Frequencies to provide point-to-multipoint microwave telecommunication services (68PAM10-6) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V. (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-11084 on November 4, 1999).

4.7 Concession for the Use of Radioelectric Frequencies to provide point-to-multipoint microwave telecommunication services (71PAM10-9) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V. (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-11084 on November 4, 1999).

4.8 Concession for the Use of Radioelectric Frequencies to provide point-to-point microwave telecommunication services (15-PAP-23) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V. (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-11084 on November 4, 1999).

4.9 Concession for the Use of Radioelectric Frequencies to provide point-to-point microwave telecommunication services (31-PAP-15) granted by the Federal Government of Mexico to Alestra, S. de R.L. de C.V. (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-11084 on November 4, 1999).

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

4.12 Addendum to the Second Amended and Restated Joint Venture Agreement, dated November 30, 2005 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 001-31894 on April 3, 2006).

4.13 Addendum to the Amended and Restated Service Mark License Agreement, dated November 30, 2005 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 001-31894 on April 3, 2006).

4.14 Addendum to the AT&T Global Network Cooperation Agreement, dated November 30, 2005 (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 001-31894 on April 3, 2006).

4.15 Note Purchase Agreement dated July 26, 2006 by and among Alestra S. de R.L. de C.V. and Deutsche Bank AG, London Branch (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 001-31894 on March 30, 2007).

4.16 Security Agreement dated July 26, 2006 by and among Alestra S. de R.L. de C.V. and Deutsche Bank Trust Company Americas as collateral agent (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 001-31894 on March 30, 2007).

8.1 Subsidiary of Alestra, S. de R.L. de C.V. (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-100075 on January 15, 2003).

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

12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Alestra, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Alestra, S. de R. L. de C. V. and subsidiary (the “Company”), as of December 31, 2008 and 2009, and the consolidated statements of operations and changes in stockholders’ equity for the three years ended December 31, 2009; we also audited the consolidated statement of changes in the financial position for the year ended December 31, 2007 and cash flows for the two years ended December 31, 2009. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with the Mexican Financial Reporting Standards (“Mexican FRS”). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the standards of financial information used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alestra, S. de R.L. de C.V. and its subsidiary, as of December 31, 2008 and 2009 and its consolidated results of operations and changes in stockholders’ equity for each of the three years ended December 31, 2009, and changes in the financial position for the year ended December 31, 2007 and cash flows for the two years ended December 31, 2009 in conformity with Mexican FRS.

As of January 1, 2008, The Company adopted the new Mexican Financial Reporting Standards (“Mexican FRS”) B-10 “Inflation Effects”, B-2 “Statement of Cash Flows” and D-3 “Employees Benefits”.

Mexican FRS vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such difference is presented in Note 20 to the consolidated financial statements.

PricewaterhouseCoopers, S.C.

Alberto Cano Charles

Monterrey, Nuevo León, México

January 27, 2010, except for Note 20, which is as of April 23, 2010

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Alfa S. A. B. de C. V.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2009

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	December 31, 2008	December 31, 2009
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps 202,805	Ps 317,429
Restricted cash (Note 13)	—	318,202
Trade receivables, net (Note 3)	516,173	494,216
Due from affiliates and other related parties (Note 4)	54,297	24,018
Other receivables	70,493	75,918
Prepaid expenses (Note 5)	22,694	40,022
Other current assets	1,923	572

Total current assets	868,385	1,270,377
Property and equipment, net (Note 6)	5,169,181	5,204,783
Deferred charges and other assets, net (Note 7)	303,845	336,239
Deferred income tax (Note 15)	—	104,084

Total assets	Ps 6,341,411	Ps 6,915,483

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B de C.V. and other carriers (Note 13)	Ps 154,501	Ps 472,362
Other suppliers	354,809	286,683
8% Senior notes due 2010 (Note 9)	363,142	—
Bank loans, notes payable and capital leases (Note 8)	287,120	185,665
Due to affiliates and other related parties (Note 4)	11,918	4,854
Income tax payable	7,884	—
Dividends payable (Note 11)	—	130,587
Other accounts payable and accrued expenses	309,341	396,047

Total current liabilities	1,488,715	1,476,198
LONG-TERM LIABILITIES:
8% Senior notes due 2010 (Note 9)	2,337,925	—
11.750% Senior notes due 2014 (Note 9)	—	2,611,740
Bank loans, notes payable and capital leases (Note 8)	186,202	411,147
Deferred income tax (Note 15)	6,020	—
Employee’s benefits (Note 10)	105,704	102,677

Total liabilities	4,124,566	4,601,762

STOCKHOLDERS’ EQUITY (Note 11):
Contributed stock	1,394,971	1,394,971
Retained earnings	821,873	918,749

Total shareholders’ equity of Alestra	2,216,844	2,313,720
Non controlling interest	1	1

Total stockholders’ equity	2,216,845	2,313,721

CONTINGENCIES AND COMMITMENTS (Note 12)

Total liabilities and stockholders’ equity	Ps 6,341,411	Ps 6,915,483

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on January 27, 2010 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	2007		2008		2009
REVENUES (Note 14)
Long distance services	Ps	2,414,649	Ps	1,722,487	Ps	1,420,624
Data, internet and local services		2,641,391		2,950,062		3,263,013

		5,056,040		4,672,549		4,683,637
OPERATING EXPENSES:
Cost of services (excluding depreciation and amortization - Note 14)
Long distance services		(1,459,930)		(1,041,532)		(955,631)
Data, internet and local services		(757,748)		(747,497)		(781,075)

		(2,217,678)		(1,789,029)		(1,736,706)

Gross profit		2,838,362		2,883,520		2,946,931
Administration, selling and other operating expenses		(1,513,334)		(1,551,709)		(1,529,384)
Depreciation and amortization		(870,137)		(756,687)		(853,510)

Operating income		454,891		575,124		564,037

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(314,231)		(294,575)		(333,336)
Interest income		30,243		29,099		17,591
Exchange (loss) gain		(2,165)		(615,195)		99,092
Gain (loss) on derivative financial instruments		2,853		(63,179)		(4,789)
Gain from monetary position, net		103,780		—		—

		(179,520)		(943,850)		(221,442)

OTHER INCOME (EXPENSE), NET		1,175		(50,072)		(73,229)

Gain (loss) before the following provisions for deferred income tax and asset tax		276,546		(418,798)		269,366
Asset tax (Note 15)		(2,880)		—		—
Income tax (Note 15)		(85,630)		34,476		22,099

Consolidated net income (loss)		188,036		(384,322)		291,465

Net (loss) income attributable to non controlling interest		(1)		(1)		—

Net income (loss) attributable to total stockholders of Alestra	Ps	188,035	Ps	(384,323)	Ps	291,465

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on January 27, 2010 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

for the Years Ended December 31, 2007, 2008 and 2009

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

							Accumulated (deficit) income
							Effect on equity from labor obligation		Deficit from restatement from holding non monetary assets		Effects of derivative financial instruments		Retained earnings
	Capital stock
	Fixed		Variable		Restatement Of Capital Stock										Stockholder equity of Alestra		Non controlling interest		Total Stockholders’ Equity
Balance at December 31, 2006	Ps	300	Ps	1,181,046	Ps	213,625	Ps	(5,668)	Ps	96,402	Ps	1,303	Ps	905,485	Ps	2,392,493	Ps	(1)	Ps	2,392,492
Changes in 2007:
Net income														188,035		188,035		1		188,036

Additional minimum pension liabilities								593								593				593
Deficit from restatement										16,763						16,763				16,763

Comprehensive income		—		—		—		593		16,763		—		188,035		205,391		1		205,392

Balance at December 31, 2007		300		1,181,046		213,625		(5,075)		113,165		1,303		1,093,520		2,597,884		—		2,597,884
Changes in 2008:
Net loss														(384,323)		(384,323)		1		(384,322)

Transfer of deficit from restatement from holding non monetary assets to retained earnings										(113,165)				113,165		—				—
Elimination of additional minimum pension liabilities								5,075								5,075				5,075
Effect of derivative financial instruments												(1,792)				(1,792)				(1,792)

Comprehensive loss								5,075		(113,165)		(1,792)		(271,158)		(381,040)		1		(381,039)

Balance at December 31, 2008		300		1,181,046		213,625		—		—		(489)		822,362		2,216,844		1		2,216,845
Changes in 2009:
Net income														291,465		291,465		—		291,465

Dividends declared														(195,078)		(195,078)				(195,078)
Effect of derivative financial instruments												489				489				489

Comprehensive income		—										489		291,465		96,876		—		96,876

Balance at December 31, 2009	Ps	300	Ps	1,181,046	Ps	213,625	Ps	—	Ps	—	Ps	—	Ps	918,749	Ps	2,313,720	Ps	1	Ps	2,313,721

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on January 27, 2010 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE YEAR ENDED DECEMBER 31, 2007

(Amounts expressed in thousands of Mexican Pesos, as explained in Note 2)

	For the year ended December 31,
	2007
OPERATING ACTIVITIES:
Consolidated net income	Ps	188,036
Adjustments to reconcile net income to resources provided by operating activities:
Cost of labor obligations		38
Amortization of capitalized expenses from issuance of senior notes		26,038
Deferred income tax		85,630
Depreciation and amortization		870,137

		1,169,879

Changes in working capital:
Trade receivables, net		(66,019)
Due from affiliates and other related parties		14,316
Recoverable taxes and other receivables		3,977
Derivative financial instruments		(2,853)
Prepaid expenses		14,322
Accounts payable to Teléfonos de México, S.A.B. de C.V. and other carriers		26,281
Due to affiliates and other related parties		(214,046)
Other accounts payable and expenses accrued		51,609

Resources provided by operating activities		997,466

INVESTING ACTIVITIES:
Purchase of property and equipment		(546,954)
Deferred charges and other assets		(62,931)
Restricted cash		(5,491)

Resources used in investing activities		(615,376)

FINANCING ACTIVITIES:
Payments of senior notes		(629,277)
Bank loans, notes payable and capital leases, net		(215,104)

Resources used in financing activities		(844,381)

Decrease in cash and cash equivalents		(462,291)
Cash and cash equivalents, beginning of period		745,350

Cash and cash equivalents, end of period	Ps	283,059

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on January 27, 2010 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	2008		2009
Operation activities:
(Loss) income before income tax	Ps	(418,798)	Ps	269,366
Items relating to investing activities:
Depreciation and amortization		756,687		853,510
Cost related to seniority premiums and pension plans		21,299		20,257
Interest income		(29,099)		(17,591)
Loss on derivative financial instruments		63,179		4,789
Gain on sale of equipment		3,888		20,134
Items relating to financing activities:
Interest expense		294,575		333,336
Exchange loss (gain)		615,195		(99,092)
Accelerated amortization of issuance costs of 8%senior notes				19,229
Other, net		7,596		1,723

Subtotal		1,314,522		1,405,661
Increase in accounts receivable and other current assets		5,302		27,452
Increase in suppliers, accounts payable and other current liabilities		72,408		413,014
Payments relating to settlement of derivative financial instruments		(58,775)		(2,241)
Income tax paid		(50,573)		(75,404)

Operating activities net cash flows		1,282,884		1,768,482

Investing activities:
Interest received		28,810		17,063
Acquisition of property and equipment		(788,159)		(808,373)
Acquisition of deferred charges and other assets		(74,554)		(107,275)

Investing activities net cash flows		(833,903)		(898,585)

Exceeding cash to apply in financing activities		448,981		869,897

Financing activities:
Increase in bank loans, notes payable and capital leases		414,762		349,788
Issuance of 11.750% Senior Notes due 2014		—		2,586,980
Fees and expenses incurred for the issuance of the 11.750% Senior Notes due 2014		—		(65,522)
Payment of 8% Senior Notes due 2010		(482,400)		(2,640,321)
Interest paid		(261,742)		(224,676)
Payment of debt and bank loans		(392,972)		(424,949)
Dividends paid		—		(64,490)

Financing activities net cash flows		(722,352)		(483,190)

Net cash (decreasing) increasing cash and cash equivalents		(273,371)		386,707
Adjustments to cash flow as a result of changes in exchange rates		27,101		46,119
Cash, cash equivalents and restricted cash at beginning of year		449,075		202,805

Cash and cash equivalents and restricted cash at year end	Ps	202,805	Ps	635,631

Cash, cash equivalents and restricted cash at beginning of year is integrated by:
Cash and cash equivalents	Ps	283,059	Ps	202,805

Restricted cash	Ps	166,016	Ps	—

The companying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on January 27, 2010 by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARY

Subsidiaries of Alfa, S.A.B. de C.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2008 AND 2009

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) and AT&T Telecom México, Inc. (“AT&T”) (49%).

In a general extraordinary meeting held on October 2, 2007, the stockholders approved the merger of Onexa into Alfa, S. A. B. de C. V., which became effective as of March 31, 2008. As a result of this merger, Alfa owns directly 51% of the shares of Alestra.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

The Company does not have any direct employees and all services required are provided by Servicios Alestra.

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering long distance telephone services and data, internet and local services.

The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted the Company a renewable thirty-year concession to operate its business. The Company did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual rollout and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 198 cities as of December 31, 2009.

The Ministry of Communications has made various amendments to Company’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users throughout Mexico.

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

The Service Mark License Agreement provided for the following:

•

Beginning November 30, 2005, the Company had an initial 18-month period (the “Initial Transition Period”) in which Company covenants to develop, acquire, license or position new service brands for its services.

•

At the end of the mentioned Initial Transition Period, in specific circumstances, the Company had an additional 18-month period (the “Extended Transition Period”) where the Company had limited use of the AT&T service brand.

•

24 months after the amendment date, the Company only used the AT&T service brand together with its new service brand, and may only used it for reference purposes and always with the prior approval from AT&T.

•

The Company was permitted to use the AT&T brand name until November 17, 2008. The Company is allowed to use the phrase AT&T Global Services, as a tag line below the Alestra brand, for the limited purpose of providing AT&T Global Services within on a nonexclusive basis until June 2010, provided that Alestra meets certain conditions, which, at the date of issuance of these financial statements are fulfilled.

•

The license agreement contains provisions allowing AT&T to terminate the license agreement at its sole discretion upon certain changes in the Company’s ownership, or if the Company fails to abide by certain quality control standards or if the Company misuses the AT&T brand and in certain other circumstances. At the date of issuance of these financial statements, these commitments are fulfilled.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were authorized for issuance on January 27, 2010, by the officers that sign these financial statements and related notes.

The accompanying consolidated financial statements at December 31, 2008 and 2009 fully meet with the established in the Mexican Financial Reporting Standards (“Mexican FRS”).

The Company prepared the statement of operations based on its function, which underlying characteristic is to separate the sales cost from the other costs. Additionally, for a better analysis of the statement of operations, the Company considered necessary to include the operating income (loss) amount separately in such statement, since this information is a common disclosure practice in the industry to which the Company belongs.

The provisions of the Mexican FRS B-10 specify that as of 2008, the Mexican economy is not an inflationary environment, since there has been a cumulative inflation below 26% in the last three years (the established limit by Mexican FRS to define an economy as inflationary). Therefore, as of January 1, 2008, the Company is required to discontinue the recognition of the inflation effects in the financial information. Consequently, the figures of the financial statements at December 31, 2008 and 2009 are stated in adjusted nominal Mexican pesos as they include cumulative inflation effects on the financial information recognized up to December 31, 2007.

The inflation rates are shown below:

	For the year ended December 31,
	2007	2008	2009
Year inflation	3.76%	6.53%	3.57%
Cumulative inflation in the last three years	11.56%	15.01%	14.48%

New adopted standards:

As of January 1, 2009, the Company adopted the following standards, which did not have a material impact on the Company’s financial statements:

Mexican FRS B-7, “Business acquisitions”, which establishes the general standards for valuation and disclosure in the initial recognition of the net assets acquired in a business acquisition at acquisition date as well as for the non controlling interest and other items that may arise in them, such as goodwill.

Mexican FRS B-8, “Consolidated and combined financial statements”, which establishes the general standards for the preparation and presentation of the consolidated and combined financial statements; as well as for the disclosures accompanying such financial statements.

Mexican FRS C-7, “Investments in associated companies and other permanent investments”, which sets forth the standards for the accounting recognition of the investments in associates, and other permanent investments in which there is no control, joint control or significant influence.

Mexican FRS C-8, “Intangible assets”, which sets forth the valuation, presentation and disclosure standards for the initial and subsequent recognition of the intangible assets acquired individually or through a business acquisition, or internally generated in the normal course of business.

Mexican FRS D-8, “Share-based payments”, which stipulates the standards for recognition of share-based payments in the financial information. This NIF supersedes IFRS-2 “Share-based payments”, issued by the International Financial Reporting Standards Board applicable on a supplementary basis in Mexico.

Interpretation to Mexican FRS – 18, “Recognition of the 2010 Tax Reform in the Income tax”. This interpretation was issued with the purpose to guide the financial information preparers through certain questioning related to the 2010 Tax Reform and more specific, for the modifications to the tax consolidation and income tax rate applicable for future years.

Following is a summary of the most significant accounting policies followed by the Company, which have been applied on a consistent basis in the preparation of their consolidated financial information for the years presented, unless otherwise indicated:

a. Basis of presentation and disclosure

The consolidated financial statements are expressed in Mexican Pesos, (functional and reporting currency) denoted by the symbol “Ps”.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, of which Alestra holds 99.00% of the capital stock. All significant intercompany balances and transactions have been eliminated.

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

Significant estimates and assumptions include certain international long distance services revenues and expenses (see Note 2-h), allowance for doubtful accounts (see Note 3), deferred income tax provision (see Note 15) and employee benefits (see Note 10).

b. Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with original maturities of three months or less, consisting primarily of short-term deposits and money market accounts, as cash equivalents (see Note 13).

c. Property and equipment, net (Note 6)

From January 1, 2008 onwards, new acquisitions of property and equipment including those acquired under capital leases are stated at nominal cost; until December 31, 2007, property and equipment and related accumulated depreciation were stated at cost restated by applying factors derived from the National Consumer Price Index (“NCPI”) to the acquisition cost, except for equipment of foreign origin, for which value was restated by applying factors that reflect the inflation of the country of origin at the date of valuation and translating those amounts to pesos at the exchange rate prevailing at the end of 2007. Consequently, as of December 31, 2008 and 2009, property and equipment are stated at adjusted nominal cost.

Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. Installation cost is capitalized and amortized during the estimated useful life of the line contracted by the client which is estimated to be three years.

When assets are retired or otherwise disposed of, the adjusted nominal cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.

The Company leases telecommunications equipment with certain characteristics, for which the Company substantially assumes all the inherent benefits and risks of the ownership. Consequently, these are classified as capital leases; which are capitalized at the beginning of the leasing contract at the lower of the value of the leased property or the present value of the minimal payments. The financial costs derived from the financing granted by the leasing for the acquisition of such assets is recognized in the statement of operations as accrued (see Note 8).

Depreciation is calculated using the straight-line method over the useful lives of the assets estimated by the Company, including those acquired under capital leases. These useful lives are consistent with the guidelines established by the Federal Telecommunications Commission (“Cofetel”), and are as follows:

Years
Buildings	25
Telephone network	8 to 28
Billing and customer care software	7
Equipment:
Office	10
Computer	3
Transportation	4

Property and equipment are subject to the recognition of impairment, as well as to its reversal, when required. As of December 31, 2008 and 2009, these assets show no signs of impairment.

Leasehold improvements are amortized over the estimated useful lives of the improvements or the termination of the lease contract, whichever is shorter.

As of December 31, 2008 and 2009, no capitalization of the comprehensive financing result has been recognized because the Company did not identify any qualifying assets, as defined by Mexican FRS D-6 “Capitalization of Comprehensive Financing Result” (see Note 6).

d. Deferred charges and other assets, net

The intangible assets are recognized in the balance sheet since they meet the following conditions: that they are identifiable, provide future economic benefits and the company has control over such benefits. The intangible assets are classified as follows:

Definite life, are those which are amortized systematically, based on the best estimate of their useful life determined in accordance with the expected future economic benefits, and are subject to impairment tests if any trigging event is identified.

Indefinite useful life, which are not amortized but subject to annual impairment assessment.

These intangible assets either acquired or developed, are expressed as follows: i) as of January 1, 2008, at their nominal cost, and ii) up to December 31, 2007 at indexed values determined through the application of factors derived from the NCPI to its acquisition costs up to that date. Consequently, these assets are stated at their adjusted nominal cost, reduced from the corresponding cumulative amortization and, in its case, impairment losses.

Internal use software costs are amortized over three to five years.

Deferred charges are subject to recognition of impairment, as well as to its reversal, when so required. At December 31, 2008 and 2009, these assets show no signs of impairment.

e. Provisions

The liabilities’ provisions represent present obligations for past events where the outflow of economic resources is possible. These provisions have been recorded based on management’s best estimation. See Notes 3, 10, 13 and 15.

f. Comprehensive financing result (“CFR”)

The CFR is determined by grouping the following in the statement of operations: the financial income and expense, exchange differences, the effect of derivative financial instruments and gain from monetary position.

Until December 31, 2007, it was necessary to calculate the gain or loss on monetary position, which represented the effect of inflation, as measured by the NCPI, on the Company’s monthly net monetary assets and liabilities during the year expressed in Mexican Pesos of the most recent balance sheet date. In accordance with Mexican FRS B-10, its recognition is not required from January 1, 2008 onwards.

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

h. Revenue recognition

Income from outgoing and incoming local and international long distance services are recorded based on the traffic minutes processed by the Company and those processed by third parties, respectively.

Revenues from international long distance services are based on the revenues obtained under bilateral agreements between the Company and the foreign long-distance service providers. The bilateral agreements determine both the fees to be paid by the Company to foreign long-distance service providers for the use of their telephone networks in long-distance interconnections billed in Mexico and the fees to be received from foreign providers of services to the Company for the use of the telephone network of the foreign provider for the interconnection of calls billed outside of Mexico. Tariffs subject to these agreements are negotiated on an annual basis with each foreign provider and are reported to Cofetel, whose regulations authorize each long-distance service provider to freely negotiate market prices. The fees between Mexico and the United States are negotiated directly with AT&T.

Revenues derived from data, internet and local services are recognized when services are provided.

Revenues from installation and related costs are deferred and recognized over the estimated life of the customer relationship.

i. Transactions in foreign currency and exchange differences

Monetary assets and liabilities denominated in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican Pesos at the exchange rates in effect as of the balance sheet dates. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date, are charged or credited to CFR in the statement of operations (see Note 16).

j. Advertising

Prepaid airtime is amortized based on the transmission of the television spots. The related production costs are recognized in the results of operations the first time the advertising takes place. All other advertising costs are expensed as received.

k. Income tax and flat rate business tax (Note 15)

The income tax included in the consolidated statement of operations represents the current and deferred tax for the year. The deferred income tax is recorded under the comprehensive asset – liability method requiring recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of all assets and liabilities expected to be realized in the future and their respective tax bases.

The Flat Rate Business Tax (“Impuesto Empresarial Tasa Unica” or “IETU” for its name in Spanish) is effective as of January 1, 2008. The law introduces a flat tax, which replaces Mexico’s asset tax and will apply along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. The flat tax is calculated by applying a 16.5% tax rate in 2008, a 17% tax rate in 2009, and 17.5% in 2010 and the following years. In accordance with the interpretation published by the CINIF last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, the Company has determined that it will continue paying regular income tax in the future. As a result, the Company’s management has not recorded any deferred IETU taxes as of December 31, 2007.

In 2009, the Mexican Congress approved the tax reform bill for 2010. Among others, the most significant changes are:

a. An increase of the income tax rate from 28% to 30% from 2010 to 2012, a decrease to 29% in 2013 and finally 28% in 2014 and future years.

b. Modifications in the tax consolidation regime in which the Company is participating as a subsidiary of Alfa.

c. The creation of an excise tax of 3% to cable and telephone communication services, excluding public telephone, rural fixed and internet services.

d. A 1% increase in the value added tax rate.

l. Capital Stock (Note 11)

Capital Stock, retained earnings, deficit from restatement from holding non-monetary assets effect of derivative financial instruments and the effect in equity from labor obligations are expressed as follows: i) changes done as of January 1, 2008 at nominal cost and onwards, and ii) changes done before January 1, 2008 at indexed values determined through the application to their originally determined values of factors derive from the NCPI up to December 31, 2007. Accordingly, the different stockholders equity concepts are expressed at adjusted nominal cost.

m. Deficit from restatement from holding non monetary assets

As of December 31, 2007, the deficit from restatement from holding non-monetary assets is comprised primarily of the initial cumulative effects of initial monetary position and the gain or loss from withholding non-monetary assets stated in Mexican pesos as of the end of the period. Since it was not practical to identify the effects of the non-monetary assets leading to the deficit from restatement from holding non-monetary assets, in realized and non-realized concepts, the net amount of Ps113,165 was transferred to retained earnings, according to the provisions of Mexican FRS B-10.

n. Risk concentrations

Financial instruments (see Note 17) which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and receivables and payables to domestic operators.

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Company maintains allowances for doubtful accounts based on the expected collectibles of all receivables determined by using the spin down method (see Note 3).

Approximately, 71.6%, 65.2%, and 33.8% of the Company’s revenues related to international long distance services for the years ended December 31, 2007, 2008 and 2009, respectively, were generated from telephone traffic exchanged between AT&T (a related party) and the Company (see Note 4).

In order to service its customers, the Company must interconnect with and use the telephone network of Teléfonos de México, S. A. B. de C. V. (“Telmex”), the major provider of local telephone services covering all of Mexico. The interconnection and other surcharge rates that the Company must pay Telmex are filed with Cofetel (see Note 13). For the years ended December 31, 2007, 2008 and 2009, interconnection costs amounted to Ps1,098,144, Ps781,411, and Ps802,964, respectively.

o. Employee’s benefits (Note 10)

The employee retirement plans (pensions, health-care expenses and seniority premiums), both formal and informal, as well as the benefits payable at termination of employment for causes other than from restructuring, are recognized as a cost of the years in which the services are rendered in accordance with actuarial studies made by independent actuaries.

Actuarial gains and losses arising from retirement benefits in excess of the greater of 10% of the value of defined benefit obligation or 10% of the value of plan assets are amortized over the expected average remaining service lives of the employees expected to receive the benefits.

On January 1, 2008 the standards contained in FRS D-3 “Employee benefits” became effective. These standards require, among other things, a reduction in the amortization period of the items relating to prior service cost, the incorporation of the effects of salary growth in the calculation of the defined benefit obligation, as well as the elimination of the additional liability and corresponding intangible asset, and if applicable, of the amount recorded in stockholders’ equity.

From January 1, 2008 onwards the transition liability is amortized over the lesser of the period pending to be amortized or five years. Until December 31, 2007, the actuarial gains and losses and transition liability captions subject to amortization were amortized on the basis of the average estimated service lives of the employees.

The net cost of the period of each employee benefit plan is recognized as an operating expense in the year it is accrued, which includes, among others, the amortization of the labor cost of the past services and the actuarial gains (losses) of the previous years (see Note 10).

In addition to the mentioned benefit plans, since 2007, the Company has established a defined contribution plan through an investment fund. Contributions in 2007, 2008 and 2009 are recognized as an expense in those years, and amounting to Ps18,020, Ps37,995 and Ps32,970, respectively.

In 2008, the Company completed a restructuring of its residential sector business. This restructuring was due to a decrease in this sector income as well as a re-focus of its business strategy related to the long distance segment. As part of this restructuring, the Company reduced its total employees by 214 and recorded a severance expense of Ps 42,754. This effect is shown in the statement of operations as part of other income (expenses), in accordance with Mexican FRS B-3.

p. Comprehensive income (loss)

Comprehensive income (loss) is represented by the net income (loss) plus the change in fair value on cash flow hedges and other items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions. The amounts of the comprehensive income (loss) from 2007 are expressed in Mexican pesos with purchasing power of December 31, 2007. Amounts in 2008 and 2009 are expressed in adjusted nominal Mexican pesos.

q. Derivative financial instruments

All derivative financial instruments entered into and identified and classified as held for trading or as hedge instruments are included in the balance sheet as assets and/or liabilities at fair value. The fair value is determined based on the prices of recognized markets; when no quoted market prices are available, it is determined based on valuation techniques accepted in the financial sector.

The changes in the fair value of derivative financial instruments are recognized in the comprehensive financing income (expense), except when entered into to hedge against risk and comply with all related requirements. Their designation as a hedge is documented at the inception of the transaction, specifying the related objective, initial position, risks to be hedged, type of hedge relationship, characteristics, accounting recognition and how their effectiveness will be assessed. Fair value hedges are stated at fair value and changes in valuation are recorded in income under the same caption as the hedged item. In the case of cash flow hedges, the effective portion is temporarily included in comprehensive income in stockholders’ equity and is reclassified to income when the hedged item affects income. Any ineffective portion is recognized immediately in income.

The Company suspends accounting for hedge transactions when the derivative instrument has expired, has been sold, cancelled or exercised, when it has not reached a high effectiveness to offset the changes in the fair value or cash flow of the hedged item, or when its designation as a hedge is cancelled.

The Company periodically enters into financial instrument contracts to hedge its exposure to changes in the exchange rate between the Mexican peso and the U. S. dollar. The Company does not enter into derivatives contracts for speculative purposes.

Upon suspending accounting for hedge transactions, in the case of cash flow hedges, the amounts accumulated in stockholders’ equity forming part of comprehensive income remain in stockholders’ equity until the effect of the forecasted transaction or firm commitment affect income. In the event the forecasted transaction or firm commitment seem unlikely to occur, the gains or losses accumulated in comprehensive income are recognized immediately in income. When the hedge of a forecasted transaction is originally effective but later does not comply with the effectiveness test, the effects accumulated in comprehensive income in stockholders’ equity are carried to income in proportion as the forecasted asset or liability affects income.

The derivative financial instruments were privately negotiated with various counterparties whose sound financial condition was supported by high ratings assigned by securities and credit risk rating agencies. The documentation used to formalize the operations entered into was that commonly used; in general terms, it follows the “Master Agreement” generated by the “International Swaps & Derivatives Association” (“ISDA”), and is accompanied by the annexes commonly known as “Schedule” and “Confirmation”.

The fair value of the financial derivative instruments reflected in the Company’s financial statements represents a mathematical estimate of its fair value.

r. Impairment of long-lived assets in use

The Company reviews the carrying amounts of long-lived assets in use annually or earlier when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows using an appropriate discount rate, or the net sale price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment assessment of investment in associates was performed for the values recognized under the equity method. As of December 31, 2008 and 2009, there were no impairment adjustments.

s. Deferred Employees Profit Sharing (ESPS)

The deferred ESPS is recorded under the comprehensive asset-and-liability method, which consists of recognizing a deferred ESPS for all differences between the book and ESPS value of the assets and liabilities for which payment or recovery is likely.

At December 31, 2007, the ESPS was only recognized by the non-recurring temporary differences arising from the reconciliation between the net income and the taxable income to calculate the ESPS and on which it was reasonably determined that would produce a benefit for the employee. See Note 15.

As of December 31, 2008 and 2009, the Company recognized a valuation reserve due to the uncertainty of the deferred assets to be realized in the future.

t. Segments (Note 14)

Mexican FRS B-5 “Financial Information by Segments”, requires the Company to analyze its organizational structure and its reporting system for the purpose of identifying segments. The Company has identified the following two business segments: Long Distance and Data, Internet and Local services.

u. Reclassifications

Certain reclassifications of amounts previously reported have been made to the consolidated statement of cash flow for the year ended December 31, 2008 to maintain consistency and comparability between periods presented, as shown below:

	Originally reported		Reclassification		December 31, 2008
Operating activities net cash flows
Cost related to seniority premiums and pension plans	Ps	—	Ps	21,299	Ps	21,299
Exchange loss (gain)		588,095		27,100		615,195
Increase in accounts receivable and other current assets		33,310		(7,602)		25,708
Increase in suppliers, accounts payable and other current liabilities		113,205		(40,797)		72,408
Increase in accounts receivable and other current assets		25,708		(20,406)		5,302
Other, net		(20,406)		20,406		—
Operating activities net cash flows	Ps	1,282,884	Ps	—	Ps	1,282,884

v. Investment in associated company

Permanent investments in associates are measured through the equity method. Under this method the investment is initially recorded at cost and subsequently increased (or decreased) for post acquisition net income (or loss), other movements impacting the equity of the investee and any adjustments required for impairment. Losses in associates are recognized in the corresponding portion, as follows: a) in the permanent investment until leave it in zero; b) if there is any surplus after applying what is described in a) previous, this is recognized until leave them in zero; c) any surplus is recognized as a liability for the legal obligations or assumed in behalf of the associate; and d) any surplus of the losses is not recognized by the holding.

w. New Financial Reporting Standards

The CINIF issued, during December 2009, a series of Mexican FRS and Interpretations (INIF) which will become effective as of January 1, 2010, with exception of Mexican FRS B-5 and B-9 which will become effective as of January 1, 2011. Such Mexican FRS and interpretations are not considered to have a significant impact in the financial information presented by the Company.

Mexican FRS B-5 “Financial Information by Segments”. It establishes the general standards to disclose financial information by segments. Additionally, it allows the user of such information to analyze the entity from the same point of view as the management does and requires to present financial information by segment consistently with its financial statements. This standard will leave Bulletin B-5 “Financial Information by Segment” without effect.

Mexican FRS B-9 “Financial Information at Interim Dates”. It establishes the guidance for the determination and presentation of financial information at interim dates which among other, establishes the presentation of the statement of changes in stockholders’ equity and of cash flows which, were not required by former Bulletin B-9 Financial Information at interim dates.

Mexican FRS C-1 “Cash and cash equivalents”. It establishes standards on the accounting treatment and disclosure of cash, restricted cash and available for sale securities. It also introduces new terminology to make it consistent with other Mexican FRS previously issued. This standard supersedes Bulletin C-1, “Cash”.

Interpretation to Mexican FRS 17 “Service concession arrangements”. The interpretation removes the inconsistency between Mexican FRS D-6 “Capitalization of the comprehensive financial result” and Bulletin D-7 “Contracts of construction and manufacturing of some equity goods”, concerning the accounting treatment of the comprehensive financial result in the event of recognition of an intangible asset during the construction phase for service concession arrangements.

3. TRADE RECEIVABLES, NET

As of December 31, 2008 and 2009, trade receivables, net consist of the following:

	2008		2009
Trade receivables	Ps	599,631	Ps	556,694
Less: allowance for doubtful accounts		(83,458)		(62,478)

	Ps	516,173	Ps	494,216

For the years ended December 31, 2007, 2008 and 2009, the allowance for doubtful accounts is as follows:

	2007		2008		2009
Balance at beginning of year	Ps	(75,690)	Ps	(55,699)	Ps	(83,458)
Charge to income to increase the allowance for doubtful accounts		(31,304)		(27,526)		(19,602)
Write off of doubtful accounts		48,703		—		40,720
Recovery of written off accounts		(151)		(233)		(138)
Restatement effect		2,743		—		—

Balance at end of year	Ps	(55,699)	Ps	(83,458)	Ps	(62,478)

The Company determines the level of reserve for doubtful accounts based on an analysis of trade accounts receivable that may become uncollectible based on the spin down method. This method groups the balances by days due by gradually applying a percentage of the reserve to each group, until reserving the total consumer trade accounts receivable due for more than 241 days and the total commercial trade accounts receivable due for more than 271 days and is consistent with the historical experience of the Company. Doubtful accounts are written off every 18 months, in accordance with Alestra’s policies.

4. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

As of December 31, 2008 and 2009, balances due from and due to affiliates and other related parties were as follows:

	2008		2009
Due from:
AT&T and affiliates	Ps	45,174	Ps	10,533
Alfa and related companies		9,123		13,485

	Ps	54,297	Ps	24,018

Due to:
AT&T and affiliates	Ps	10,757	Ps	4,377
Alfa and related companies		1,161		477

	Ps	11,918	Ps	4,854

During 2007, 2008 and 2009, the main transactions carried out with affiliates and other related parties were as follows:

	2007		2008		2009
International long distance, data, internet and local service settlement revenue (a)	Ps	826,496	Ps	429,777	Ps	177,623
International long distance, data, internet and local service settlement cost (a)		227,502		170,977		122,633
Administrative services received (b)		69,266		63,427		53,547
Internet service costs (c)		42,350		53,540		54,351
Interest income (d)		—		386		513

(a)	These amounts represent mainly the income and expenses derived from the liquidation of international traffic between AT&T and Alestra, as well as the income from data services and local service with other affiliates. The international settlement rates used are in accordance with Note 2-h.
(b)	The Company has entered into several administrative service agreements with Alfa and AT&T.
(c)	This amount corresponds to the cost of services received from AT&T regarding the payment of internet connection services.
(d)	This amount corresponds to accrued interest of loans with affiliated companies.

Remunerations and benefits received by the main officials of the Company amounted to Ps35,186, Ps31,797 and Ps37,498 for the years ended December 31, 2007, 2008 and 2009 respectively, which was comprised of the basic salary and benefits established by law and complemented by a variable compensation program governed basically based on the Company’s income. There is no agreement or program to involve employees in the capital of the Company.

The Company does not have any other significant operations with related parties or any conflicts of interest to disclose.

5. PREPAID EXPENSES

Prepaid expenses as of December 31, 2008 and 2009 consist primarily of prepaid expenses for systems maintenance, insurance, bonds and advertising time.

6. PROPERTY AND EQUIPMENT, NET

As of December 31, 2008 and 2009, property and equipment net, consists of the following:

	2008		2009
Buildings	Ps	143,539	Ps	147,213
Furniture, fixtures and other		264,323		234,232
Hardware equipment		368,261		332,290
Transportation equipment		24,893		26,536
Telephone network		9,201,601		9,925,493
Leasehold improvements		70,269		77,079
Billing and customer care software		524,141		524,141

		10,597,027		11,266,984
Accumulated depreciation and amortization		(5,829,521)		(6,443,102)

		4,767,506		4,823,882
Land		165,194		165,194
Constructions in progress		236,481		215,707

Total	Ps	5,169,181	Ps	5,204,783

Amortization of billing and customer care software charged to income amounted to Ps69,435, Ps68,113, and Ps36,006 for the years ended December 31, 2007, 2008 and 2009, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above was Ps632,318, Ps633,122, and Ps743,467 for the years ended December 31, 2007, 2008 and 2009, respectively.

As of December 31, 2008 and 2009, property and equipment include assets acquired under capital leases, and amounted to Ps1,982 and Ps641, respectively (see Note 8).

7. DEFERRED CHARGES AND OTHER ASSETS, NET

As of December 31, 2008 and 2009, deferred charges and other assets consist of the following:

	2008		2009
Capitalized expenses derived from issuance of 11.750% senior notes due 2014 (a)	Ps	—	Ps	66,166
Capitalized expenses derived from issuance of 8% senior notes due 2010 (b)		184,911		—
Frequency bands (c)		174,370		174,370
Software (d)		712,516		729,778
Investments in associate (e)		15,818		16,113
Guarantee deposits		7,573		7,656
Other assets		74,209		90,516

		1,169,397		1,084,599
Accumulated amortization		(865,552)		(748,360)

Total deferred charges and other	Ps	303,845	Ps	336,239

Amortization charged to income was Ps170,627, Ps55,452, and Ps74,037 for the years ended December 31, 2007, 2008 and 2009, respectively.

a. Capitalized expenses derived from issuance of 11.750% senior notes due 2014

Correspond to fees and expenses incurred for the issuance of the 11.750% senior notes due 2014 and are amortized using the straight line method over the terms of the senior notes. Amortization charged to income for the year ended December 31, 2009 amounted Ps3,535.

b. Capitalized expenses derived from issuance of 8% senior notes due 2010

Correspond to fees and expenses incurred for the issuance of the 8% senior notes due 2010. The Company fully amortized the remaining balance amounting Ps36,089 in 2009 due to the extinguishment of this obligations plus the amortization of the year up to the extinguishment date (see Note 9).

Amortization charged to income for the years ended December 31, 2007 and 2008 amounted to Ps26,038 and Ps28,182 respectively.

c. Frequency bands

In 1997, the Company obtained two national point-to-point wireless telecommunications concessions and three point-to multipoint wireless concessions covering Mexico City, Monterrey and Guadalajara. The concessions are for 20 years beginning in 1998 and are amortized on a straight-line basis over the concession period. Frequency band amortization expense for the years ended December 31, 2007, 2008 and 2009 amounted to Ps8,719 and a net carrying amount of Ps84,261 and Ps75,542 for the years ended December 31, 2008 and 2009 respectively.

d. Software

Software costs consist of purchased software license for internal use. The amortization of software for the years ended December 31, 2007, 2008 and 2009 amounted to Ps30,335, Ps44,829, and Ps64,271, respectively.

	2008		2009
Software	Ps	712,516	Ps	729,778
Accumulated amortization		(573,365)		(584,464)

Total software	Ps	139,151	Ps	145,314

e. Investment in associate

In 2008, the Company acquired 50% of common shares of Conectividad Inalámbrica 7 GHz, S. de R.L. This acquisition is measured by using the equity method.

8. BANK LOANS, NOTES PAYABLE AND CAPITAL LEASES

As of December 31, 2008 and 2009, bank loans, notes payable and capital leases consist of the following:

	2008		2009
Bank loan obtained from Comerica Bank for an amount of US$10 million. (1)	Ps	—	Ps	130,587
Bank loan obtained from Comerica Bank for an amount of US$15 million (2)		203,075		—
Promissory notes to Cisco Systems Capital Corporation for an amount of US$29.7 million. (3)		166,335		296,251
Promissory notes to Hewlett Packard Operations de México, S. de R. L. de C. V., for an amount of US$15.7 million. (4)		102,084		160,908
Capital lease contract with CSI Leasing México, S. de R. L for telecommunications equipment. (5)		1,828		—
Capital lease contract with Arrendadora Capital Corporation, S. A. de C. V., for an amount of Ps27,199. (6)		—		9,066

		473,322		596,812
Current portion of bank loans notes payable and capital leases		(287,120)		(185,665)

Long term debt	Ps	186,202	Ps	411,147

(1)	On October 12, 2009 the Company contracted a loan with Comerica Bank (“Comerica) for US$10 million bearing interest at 3 month LIBOR rate plus 3.75%. Interest payments are payable quarterly, with the principal due at maturity on October 12, 2011. This loan agreement contains various covenants with which, as of December 31, 2009 and the date of the issuance of these financial statements, the Company is in full compliance.
(2)	On August 6, 2008 the Company contracted a loan with Comerica for US$15 million bearing interest at 1 month LIBOR rate plus 1.75%. Interest payments were payable monthly, with the principal due at maturity on September 10, 2009. As of December 31, 2009 this loan has been repaid in full.
(3)	Alestra issued eight promissory notes for a total amount of US$29.7 million to acquire goods with its supplier Cisco Systems Capital Corporation with maturities of one, three and four years, and an annual interest rate is 5.67%. The amount due as of December 31, 2009 was US$22.7 million.
(4)	From October 1, 2008 to April 21, 2009, the Company signed four promissory notes with Hewlett Packard Operations de México, S. de R. L. de C. V. (“HP”), for the acquisition of goods for a total amount of US$15.7 million. The payments will be made on a monthly basis in 48 installments and annual interest rates between 6.68% and 7.082%. As of December 31, 2009 amount due was US$12.3 million.
(5)	The Company entered into a capital lease contract with CSI Leasing México, S. de R.L. de C.V. (“CSI”) to acquire telecommunications and computer equipment which is denominated in U.S. dollars. Bearing interest at a 7.9%. This capital lease is payable in 36 equal monthly payments of Ps473 (US$35 thousand) each, and matured in April 2009. As of December 31, 2009, this contract has been fully repaid.
(6)	The Company entered into a capital lease contract with Oracle de México, S. A. de C.V. (“Oracle”) to acquire software licenses and technical support for a total amount of Ps27,198, and bearing interest at 5.67%. This capital lease is payable in 12 equal monthly payments of Ps2,431 each, and matures in April 30, 2010. On March 25, 2009, Oracle granted the collection rights to Arrendadora Capital Corporation, S. A. de C. V.

9. SENIOR NOTES

On August 11, 2009 the Company performed a new debt offering by issuing unsecured senior notes for a total amount of US$200 million. The senior notes bear interest at annual rate of 11.750% payable semi-annually in cash in arrears on February and August of each year with a maturity on August 11, 2014 (“11.750% Senior Notes”). The 11.750% Senior Notes principal will be paid at maturity and is presented as long-term in the balance sheet.

The costs and expenses, including the placing of premiums and discounts of this new issuance, which at December 31, 2009 amounted to Ps66,166 (US$5.1 million), will be amortized over the life of the 11.750% Senior Notes. The unamortized costs and expenses of the 8% Senior Notes due 2010, amounting to Ps19,229 at December 31, 2009, were charged to income for the year and are presented in the income statement as other income (expense).

The Company may redeem, at any time, the 11.750% Senior Notes, in whole but not in part, by paying the greater of 100% of the principal amount of such notes and the sum of the present value of each remaining scheduled payment of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the indenture for the 11.750% Senior Notes) plus 50 basis points, in each case plus accrued and unpaid interest. In addition, prior to or on August 11, 2012, the Company may redeem up to 35% of the original principal amount of the 11.750% Senior Notes with the net proceeds from certain equity offerings by the Company, at a price of 111.75% of the aggregate principal amount thereof, plus accrued and unpaid interest.

In the event of a change in the Company’s control structure, for example in the case of change of the interest ownership partners of the Company and with certain exceptions, the holders of the 11.750% Senior Notes are entitled to demand that the Company repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

The proceeds obtained in the issuance of the 11.750% Senior Notes were used to refinance the Company’s 8% Senior Notes due 2010 (“8% Senior Notes”).

As of December 31, 2008, the nominal value of the senior notes acquired by the Company amounted to Ps185,107 (US$14.2 million).

Senior notes acquired are presented in the balance sheet net of the senior notes issued. Interest income from these notes amounting to Ps9,501 and Ps9,448 as of December 31, 2008 and 2009, respectively, has been presented net of the financial expense caption in the statements of operations.

The indenture for the 11.750% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of December 31, 2009 and the date of issuance of these financial statements, the Company is in compliance with all required covenants.

10. EMPLOYEES’ BENEFITS

The valuation of the liabilities for formal employee retirement plans covers all employees of Alestra and is based primarily on their years of service, their present age and their remuneration at date of retirement. Since January 2005 compensation payable related to employment termination benefits for causes other than for restructuring is recognized as part of the Company’s labor liabilities.

Following is a summary of the principal consolidated financial data relative to these obligations:

a.	Reconciliation between the initial and final balances of the defined benefit obligations (OBD by its Spanish acronym) present value for the periods 2008 and 2009:

	Pension plan		Seniority premium		Termination benefits		Other retirement benefits		Total
Defined benefit obligation at January 1, 2008	Ps	84,170	Ps	1,149	Ps	29,415	Ps	1,401	Ps	116,135
More (less):
Labor cost of the current service		2,001		127		2,784		41		4,953
Financial cost		6,644		97		2,137		119		8,997
Actuarial earnings generated in the period		(18,143)		(133)		(2,373)		—		(20,649)
Reductions		(3,401)		—		—		(827)		(4,228)

Defined benefit obligation at December 31, 2008	Ps	71,271	Ps	1,240	Ps	31,963	Ps	734	Ps	105,208

	Pension plan		Seniority premium		Termination benefits		Other retirement benefits		Total
Defined benefit obligation at January 1, 2009	Ps	71,271	Ps	1,240	Ps	31,963	Ps	734	Ps	105,208
More (less):
Labor cost of the current service		1,973		135		2,972		24		5,104
Financial cost		5,413		110		2,743		67		8,333
Actuarial (earnings) losses generated in the period		(4,532)		135		(40)		(6)		(4,443)

Defined benefit obligation at December 31, 2009	Ps	74,125	Ps	1,620	Ps	37,638	Ps	819	Ps	114,202

b.	The accumulated benefit obligations at December 31, 2008 and 2009 amounted to Ps49,801 and Ps73,769, respectively.

c.	The reconciliation between the amount recognized in the balance sheet, defined benefit obligation and the unrecognized amounts pending amortized is as follows:

	Pensions December 31,				Seniority premium December 31,				Termination benefits December 31,				Other retirement benefits December 31,				Total		Total
	2008		2009		2008		2009		2008		2009		2008		2009		2008		2009
Labor assets (liabilities):
Defined benefit obligation	Ps	71,271	Ps	74,125	Ps	1,240	Ps	1,620	Ps	31,963	Ps	37,638	Ps	734	Ps	819	Ps	105,208	Ps	114,202

Unfunded status		71,271		74,125		1,240		1,620		31,963		37,638		734		819		105,208		114,202
Less unrecognized amounts pending amortization:
Actuarial (gains) losses		3,968		(9,682)		(1,502)		(1,551)		—		—		—		7		2,466		(11,226)

Transition liability		—		—		(173)		(130)		(12,090)		(9,068)		—		—		(12,263)		(9,198)
Wage career		10,791		8,899		—		—		—		—		(498)		—		10,293		8,899

Net projected liability	Ps	86,030	Ps	73,342	Ps	(435)	Ps	(61)	Ps	19,873	Ps	28,570	Ps	236	Ps	826	Ps	105,704	Ps	102,677

d.	Net periodic pension cost

An analysis of the net periodic pension cost by plan type is presented as follows:

	Pensions plan December 31,						Seniority premium December 31,						Indemnities December 31						Other retirement benefits December 31						Total December 31
	2007		2008		2009		2007		2008		2009		2007		2008		2009		2007		2008		2009		2007		2008		2009
Net cost of the period:
Labor cost of the current service	Ps	5,725	Ps	2,001	Ps	1,973	Ps	590	Ps	127	Ps	135	Ps	3,473	Ps	2,784	Ps	2,972	Ps	18	Ps	41	Ps	24	Ps	9,806	Ps	4,953	Ps	5,104

Financial cost		4,304		6,644		5,413		198		97		110		1,014		2,138		2,743		31		119		67		5,547		8,998		8,333

Net actuarial earning or loss		—		—		—		114		144		129		127		5,710		4,352		—		—		—		241		5,854		4,481

Labor cost of past service		(113)		(779)		(743)		14		43		43		1,695		3,023		3,023		109		113		—		1,705		2,400		2,323
Reductions and settlements		373		(706)		16		34		—		—		10,150		—		—		6		(200)		—		10,563		(906)		16

Total	Ps	10,289	Ps	7,160	Ps	6,659	Ps	950	Ps	411	Ps	417	Ps	16,459	Ps	13,655	Ps	13,090	Ps	164	Ps	73	Ps	91	Ps	27,862	Ps	21,299	Ps	20,257

e.	Main actuarial assumptions:

The main actuarial assumptions used, expressed in absolute terms, as well as the discount rates, plan assets yield, salaries increases and changes in the indexes or other changes, referred at December 31, 2008 and 2009, are as follows:

Concept*	2008	2009
Discount rates	9.15%	9.40%
Rate of salary increase	5.25%	5.25%
Minimum wage increase rate	4.25%	4.25%
Health care inflation annual nominal rate	7.35%	7.35%

*	Annual nominal

f.	Variation effect in the trend rate assumed from the medical attention costs:

The effect of a variation in one percent in the variation trend rate assumed concerning health care costs would have been as follows:

	2008				2009
Concept	Effect +1		Effect -1		Effect +1		Effect -1
Cost of the current services and interest of the net medical services at retirement	Ps	20	Ps	29	Ps	17	Ps	25
Cumulative obligations by retirement benefits derived from the medical attention costs	Ps	612	Ps	888	Ps	691	Ps	979

11. STOCKHOLDERS’ EQUITY

As of December 31, 2009 the capital stock of Alestra is variable with a fixed minimum of Ps300 and an unlimited maximum. As of December 31, 2008 and 2009, the subscribed and paid-in capital stock at nominal value amounted to Ps1,181,346. It is represented by common, nominative shares of no par value, and are divided as follows: (a) Series “A”, which represents 51% ownership interest, grants full ownership and voting rights, and is restricted to Mexican investors (b) Series “B” which represents no more than 49% of the ownership interest, grants full ownership and voting rights, and has no ownership restrictions; and (c) Series “N”, which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with article 113 of the General Law of Mercantile Organizations, and may be acquired by Mexican and foreign investors in accordance with the applicable legal regulations.

The Company’s capital stock at December 31, 2007, 2008 and 2009, consists of the following:

Alfa, S. A. B. de C. V.				AT&T Telecom. México, Inc.
Series	Ownership (%)	Contribution		Series	Ownership (%)	Contribution		Total
“A”	17.85		210,870	“A”	—	Ps	—	Ps	210,870
“B”	—		—	“B”	17.15		202,601		202,601
“N”	33.15		391,616	“N”	31.85		376,259		767,875

Total	51.00	Ps	602,486	Total	49.00	Ps	578,860	Ps	1,181,346

Net income for the year is subject to the decisions taken at the general stockholders’ meeting, to the Company’s by-laws and to the General Law of Mercantile Organizations. In accordance with the General Law of Mercantile Organizations, the legal reserve must be increased annually by 5% of annual net profits until it reaches 20% of the fully paid capital stock amount.

In a shareholders meeting held on December 21, 2009, the shareholders declared a dividend of US$15 million (Ps195,077), agreeing to pay the dividend in two installments, with the first payment of US$5 million (Ps64,490) to be made no later than December 23, 2009. The first payment was paid as of December 31, 2009 and came from net tax profit account (CUFIN by its Spanish acronym). The rest of the dividend, US$10 million (Ps130,587) ,will be paid during 2010, depending on the Company’s cash flows. At the date of the issuance of these financial statements, this amount has not been paid. As of December 31, 2007 and 2008, the Company did not declare any dividends.

Dividends paid are not subject to income tax if paid from the CUFIN. Any dividends paid in excess of this account will cause a tax equivalent to 42.86% if they are paid on 2010. The current tax is payable by the Company and may be credited against its income tax in the same year or the following two years or in its case against the Flat tax of the period. Dividends paid from retained earnings previously taxed are not subject to any tax withholding or payment. At December 31, 2009 the CUFIN and the Capital Contribution Account (CUCA) amounted to Ps366,151 and Ps13,851,022, respectively.

12. CONTINGENCIES AND COMMITMENTS

a.	At December 31, 2009, the Company had commitments from agreements to lease office space classified operating leases. The leases payments are subject to escalation factors based on the NPCI. At December 31, 2009, future minimum lease payments under non cancelable operating leases with terms in excess of one year are as follows:

Year
2010	Ps	106,867
2011		110,622
2012		115,127
2013		119,824
2014 onwards		389,695

	Ps	842,135

Lease expense was Ps82,866, Ps85,362, and Ps99,978 for the years ended December 31, 2007, 2008 and 2009, respectively.

b.	As of December 31, 2008 and 2009, the Company obtained performance bonds for Ps238,700 and Ps372,914 respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c.	As of December 31, 2008 and 2009, the Company had outstanding commitments to acquire equipment and other capital expenditures related to the construction of its telecommunications network amounting to US$10.5 million (Ps142,119) and US$14.7 million (Ps192,025), respectively.

d.	In August 2006, ABA Seguros, S. A. de C. V. (“ABA Seguros”) and 7 ELEVEN, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa, S. A. de C. V. under the theory of subrogation of rights. Servicios Alestra filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. Although the outcome of the claim has not yet been decided, Servicios Alestra does not believe it would have a substantial effect on its finances. In the Company’s opinion; although the outcomes of these proceedings are uncertain, these should not have a material adverse affect on our financial position, results of operations or cash flows.

e.	On July 16, 2006, Corporación Mexicana de Investigación en Materiales, S.A. de C.V. (“COMIMSA”) held a public bid to select a provider of domestic and international long distance services. The Company participated in the bid, and on July 20, 2006, it was awarded these services by COMIMSA. On July 21, 2006 the Company notified COMIMSA that the Company was not capable of providing long distance services in two of the areas in which COMIMSA required such service, because the service areas had not been opened to pre-subscription by Comisión Federal de Telecomunicaciones (“Cofetel”) in accordance with the long distance service rules. As a result, the Company could not enter into the respective services agreement, which the Company was obliged to execute within the following 10 working days after the awarding of the bid. As a result, COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against the Company to determine if the Company was subject to sanctions under the applicable law. SFP decided that the Company violated the applicable law and imposed sanctions consisting of (i) a prohibition against participating in bids to offer telecommunication services to the Mexican federal administration for a period of three months and (ii) a fine of Ps 73 to be paid by the Company. In connection with the COMIMSA contingency, on November 10, 2009, SFP issued its final decision to not sanction the Company with the prohibition against participating in bids to offer telecommunication services; however, the Company was required to pay a fine of Ps 73 which is accrued as of December 31, 2009.

f.	The Company is involved in a dispute with Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding interconnection services rates applicable for 2008 and 2009 and had requested the intervention of Cofetel. As of the date of issuance of these financial statements, management continues its negotiations with Telmex and is expected that the Company may reach an agreement in the near future. In the Company’s opinion, although the outcomes of the mentioned proceedings are uncertain, they should not have a material adverse affect on our financial results; however, as of the date of issuance of the financial statements the Company considers it has recognized sufficient provisions to address such contingencies. See Note 13.

13. RESTRICTED CASH AND LIABILITIES IN DISPUTE

Alestra filed a disagreement before Cofetel (see Note 12.f) derived from a dispute in the resale of the interconnection tariffs that Alestra had held with Telmex and Telefonos del Norte (“Telnor”, a subsidiary of Telmex). The disagreement is requesting a resolution regarding the interconnection traffic tariffs for telecommunication networks applicable during 2009 and long distance interconnection traffic (interurban transportation) during 2008.

On September 8, 2009, the parties in dispute agreed to subscribe to a trust agreement with BBVA Bancomer, S. A., for the administration and investment of the total amounts in dispute corresponding to the difference between the amounts invoiced by Telmex/Telnor as a result of the 2008 and 2009 resolutions and the payments made by Alestra for these services.

Once the parties reach an agreement or the corresponding trials are definitely solved, the trust funds as well as the yields thereof will be distributed, as agreed.

As of December 31, 2009, the restricted cash shown in the balance sheet for an amount of Ps318,202 represents the trust balance, integrated by the contribution made by Alestra for the amounts of Ps313,681 and Ps4,521 corresponding to interest income.

14. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company operates in two main segments: long distance (domestic and international) and data, internet and local services.

The Company’s management uses the information as to income and costs of services (excluding depreciation and amortization) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration, selling and other operating expenses and depreciation and amortization per segment.

Year ended	Long distance		Data, internet and local services		Total
2007
Revenues	Ps	2,414,649	Ps	2,641,391	Ps	5,056,040
Costs of services (excluding depreciation and amortization)		(1,459,930)		(757,748)		(2,217,678)

Gross profit	Ps	954,719	Ps	1,883,643		2,838,362

Operating expenses						(2,383,471)

Operating income						454,891
Comprehensive financial result						(179,520)
Other income, net						1,175

Income before provision for asset and income taxes						276,546
Asset tax						(2,880)
Income tax						(85,630)

Net income					Ps	188,036

Year ended	Long distance		Data, internet and local services		Total
2008
Revenues	Ps	1,722,487	Ps	2,950,062	Ps	4,672,549
Costs of services (excluding depreciation and amortization)		(1,041,532)		(747,497)		(1,789,029)

Gross profit	Ps	680,955	Ps	2,202,565		2,883,520

Operating expenses						(2,308,396)

Operating income						575,124
Comprehensive financial result						(943,850)
Other expense, net						(50,072)

Loss before provision for income tax						(418,798)
Income tax						34,476

Net loss					Ps	(384,322)

Year ended	Long distance		Data, internet and local services		Total
2009
Revenues	Ps	1,420,624	Ps	3,263,013	Ps	4,683,637
Costs of services (excluding depreciation and amortization)		(955,631)		(781,075)		(1,736,706)

Gross profit	Ps	464,993	Ps	2,481,938		2,946,931

Operating expenses						(2,382,894)

Operating income						564,037
Comprehensive financial result						(221,442)
Other expense, net						(73,229)

Income before provision for income tax						269,366
Income tax						22,099

Net income					Ps	291,465

The Company does not have assets outside of Mexico. For the years ended December 2007, 2008 and 2009, the revenues from international long distance services of the Company generated by AT&T, represented 71.6%, 65.2%, and 33.8%, respectively. (See Notes 2(n) and 4).

15. INCOME TAX

a.	In 2009 the Company determined it has an income tax of Ps88,005 (Ps45,134 in 2008), which is greater than the flat tax of Ps87,904 (Ps45,132 in 2008).

b.	The financial and tax projections of Alestra assume that: a) the Company, for certain assets, will continue depreciating for tax purposes at the 1% rate, as well as for some capital expenditures to be incurred in future years, it will exercise the option of applying an accelerated tax deduction, and b) under certain circumstances the carryforward tax losses may not be amortized in future years for the remaining balance at December 31, 2009 in the amount of Ps481,282 in 2009 (Ps1,155,486 in 2008); consequently, at December 31, 2009 a valuation reserve has been established for such amount.

c.	The tax result differs from the accounting result, mainly due to those items accumulated and deducted differently through time for accounting and tax purposes, from the recognition of the effects of inflation for tax purposes, as well as for those items that only affect the accounting or the tax result.

d.	On December 7, 2009, a decree was published, which modified, added and revoked several provisions of the Mexican Income Tax Law for 2010. This decree establishes, among others, that the income tax rate will be 30% for fiscal years 2010 to 2012, 29% for 2013 and 28% from 2014 onwards. At December 2009, the aforementioned change in rates resulted in a decrease in our deferred income tax asset balance of Ps18,557, with a corresponding effect on income for the year, which was determined based on the expectation of the reversal of temporary items at the new rates.

e.	The net credit (charge) to consolidated income for income tax was as follows:

	2007		2008		2009
Current income tax before amortization of tax loss carryforwards	Ps	—	Ps	(45,134)	Ps	(226,008)
Effect in the current income tax provision due to amortization of tax loss carryforwards reserved in prior years		—		—		138,003

		—		(45,134)		(88,005)
Deferred income tax		(85,630)		79,610		110,104

Total income tax provision	Ps	(85,630)	Ps	34,476	Ps	22,099

The reconciliation between the statutory and effective income tax rates is shown below:

	2007		2008		2009
Income (loss) before income tax	Ps	276,546	Ps	(418,798)	Ps	269,366
Income tax at statutory rate (28%)		(77,432)		117,263		(75,423)
Add (deduct) effect of income tax on:
Inflationary tax adjustment		(17,288)		(26,131)		(18,369)
Charges to income from the increase in the reserve of tax loss carryforwards of Servicios Alestra (subsidiary)		—		—		(22,898)
Effect from change of statutory rate		—		—		(18,557)
Other permanent items		9,090		(56,656)		19,343

Subtotal		(85,630)		34,476		(115,904)
Effect in the current income tax provision due to amortization of tax loss carryforwards reserved in prior years		—		—		138,003

Total provision of income tax charged to income	Ps	(85,630)	Ps	34,476	Ps	22,099

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31, 2008 and 2009, are as follows:

	2008		2009
Deferred tax asset:
Allowance for doubtful accounts	Ps	268,947	Ps	253,510
Other assets, costs and provisions		285,986		339,558

Total deferred tax assets		554,933		593,068

Deferred tax liabilities:
Property and equipment, net		580,813		476,977
Prepaid expenses		5,320		12,007

Total deferred tax liabilities		586,133		488,984

Tax loss carryforwards		348,716		134,759
Reserve of tax loss carryforwards		(323,536)		(134,759)

Deferred income tax	Ps	(6,020)	Ps	104,084

For the years ended December 31, 2009 and 2008 the change in the valuation reserve of losses to be amortized is analyzed as follows:

	2008		2009
Balances at beginning of year	Ps	(680,136)	Ps	(323,536)
Charges to income from the increase in the reserve of tax loss carryforwards of Servicios Alestra (subsidiary)		—		(22,898)
Effect in the current income tax provision due to amortization of tax loss carryforwards reserved in prior years		—		138,003
Decrease in reserve from the expiration or loss of rights to use tax loss carryforwards in future years		356,600		73,672

Balances at end of year	Ps	(323,536)	Ps	(134,759)

Tax loss carryforwards restated in conformity with the official inflation indexes that could be by the Company, are presented as follows:

Year
2010	Ps	367,567
2011		33,646
2012		17,245
2013		24,978
2014		25,841
2015		12,005

	Ps	481,282

16. FOREIGN CURRENCY POSITION

As of December 31, 2008 and 2009 monetary assets and liabilities, denominated in foreign currencies (U.S. dollars) were as follows:

	Thousands of U.S. dollars
	2008		2009
Assets	US$	22,110	US$	25,642
Short and long-term liabilities		(267,170)		(268,008)

Net short position	US$	(245,060)	US$	(242,366)

The following is a consolidated summary of the main transactions in foreign currency:

	2007		2008		2009
Revenues	US$	164,684	US$	137,366	US$	120,812
Cost of services		(31,169)		(28,275)		(17,209)
Operating expenses		(28,181)		(26,054)		(19,041)
Interest expense		(27,057)		(22,616)		(31,114)
Interest income		2,884		1,247		725
Other income, net		383		—		261

Net income	US$	81,544	US$	61,668	US$	54,434

The exchange rates at December 31, 2007, 2008 and 2009, were Ps10.8662, Ps13.5383, and Ps13.0587 per U.S. dollar, respectively, as published by Banco de México (the Mexican central bank).

At January 27, 2010, the date of issuance of the financial statements, the exchange rate was Ps12.9412 per U.S. dollar.

17. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies and accrued expenses and other payables reported on the balance sheet, approximate fair value, due to the short term maturity of these instruments.

The estimated fair values of the senior notes at December 31, 2008 and 2009 are as follows:

Years ended	Carrying amount		Fair value		Differences
2008
Bank loans and notes payable	Ps	471,494	Ps	439,127	Ps	32,367
Senior notes		2,701,067		2,339,618		361,449
Derivative instruments - asset		(489)		(489)		—

	Ps	3,172,072	Ps	2,778,256	Ps	393,816

2009
Bank loans and notes payable	Ps	596,812	Ps	590,828	Ps	5,984
Senior notes		2,611,740		2,951,266		(339,526)
Derivative instruments		—		—		—

	Ps	3,208,552	Ps	3,542,094	Ps	(333,542)

18. DERIVATIVE FINANCIAL INSTRUMENTS

The Company periodically enters into financial instrument contracts to hedge its exposure to changes in the exchange rate between the Mexican Peso and the U.S. dollar. These contracts are used to hedge the exposure related to interconnection fees, denominated in U.S. dollars, paid to other carriers. The Company does not enter into derivatives contracts for speculative purposes.

As of December 31, 2009 the Company does not have derivative financial instruments outstanding. Derivative financial instrument positions in foreign currency held as of December 31, 2008 are summarized as follows:

Bank	Type	Currency	Notional	Type of Financial instrument	Trade Date	Settlement Date	Exchange Rate
Merrill Lynch	Sell	USD	4,225,000	Forward	October 9, 2008	January 26, 2009	12.388
Merrill Lynch	Sell	USD	4,225,000	Forward	October 9, 2008	February 26, 2009	12.430
Merrill Lynch	Buy	MXN	32,836,150	Forward	October 13, 2008	January 26, 2009	12.391
Merrill Lynch	Buy	MXN	32,972,625	Forward	October 13, 2008	February 26, 2009	12.443

The instruments held during 2008 were related to the Company’s purchase of U.S. dollars to hedge its U.S. dollar denominated settlement payments to Telmex. On October 9, 2008, the Company contracted two derivative instruments to hedge January and February 2009 payments from AT&T (based on traffic minutes) for an original amount of US$4,225,000 for each month. This was the estimated amount to be settled with AT&T. Subsequently, AT&T confirmed a lesser amount than the payments originally planned; therefore, in order to compensate its balance relative to the sale of U.S. dollars, the Company contracted two purchase agreements for US$3,600,000 for the month of December 2008 and US$2,650,000 for the months of January and February 2009 at the same dates and with similar exchange rates to those agreed. These contracts were accounted for as cash flow hedges under Mexican FRS. As of December 31, 2008, the Company has recorded an unrealized loss of Ps1,792 in comprehensive income and a loss of Ps63,179 in the consolidated statement of operations related to hedge instruments that were settled during 2008.

On February 2009, the Company settled its remaining derivative positions and recognized the corresponding effect in the statements of operations amounting to Ps2,241.

The effectiveness of financial derivative instruments classified as hedge instruments is assessed on a periodic basis and the Company formally documents its hedge relationships, including identifying the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction.

As of December 31, 2008 and 2009, the Company recognized an embedded derivative effect in the statement of operations amounting to Ps0 and Ps2,548, respectively.

19. SUBSEQUENT EVENTS

On October 7, 2009, the Company filed a registration statement on Form F-4 in order to register its offer to exchange its outstanding 11.750% Senior Notes due 2014 with new notes that have been registered under the U.S. Securities Act of 1933, as amended. This registration statement became effective on January 6, 2010.

20. DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. The Mexican FRS consolidated financial statements as of December 31, 2007 include the effects of inflation, whereas financial statements prepared under U.S. GAAP are presented on a nominal cost basis. As of December 31, 2008 and 2009, the recognition of inflation is discontinued and the financial information is presented in adjusted nominal Mexican Pesos, as mentioned in Note 2. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican FRS effective up to December 31, 2007 does not meet the consistent reporting currency requirements of Regulation S-X.

The reconciliation for the year ended December 31, 2007 does not include the reversal of other adjustments to the financial statements for the effects of inflation required under Mexican FRS because the application of inflation accounting effective up to December 31, 2007 represented a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than nominal cost-based financial reporting for both Mexican and U.S. accounting purposes.

Fair Value

The Company adopted ASC 820 in two steps; effective January 1, 2008, the Company adopted it for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis and effective January 1, 2009, for all non-financial instruments accounted for at fair value on a non-recurring basis. This guidance establishes a new framework for measuring fair value and expands related disclosures. Broadly, the framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. It also establishes a three-level valuation hierarchy based upon observable and non-observable inputs.

For financial assets and liabilities, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

•	Level 1 - Quoted prices for identical instruments in active markets.

•

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3 - Significant inputs to the valuation model are unobservable.

The Company maintains policies and procedures to measure instruments using the best and most relevant data available. In addition, the Company has risk management teams that review valuation, including independent price validation for certain instruments. Further, in other instances, the Company retains independent pricing vendors to assist in valuing certain instruments.

Non-Recurring Fair Value Measurements

Certain assets are measured at fair value on a non-recurring basis. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. These include cost and equity method investments that are written down to fair value when their declines are determined to be other than temporary and long-lived assets that are written down to fair value when they are held for sale or determined to be impaired.

All fair value adjustments at December 31, 2008 and 2009 represent assets or liabilities measured at fair value on a recurring basis and were calculated as follows:

	Balance at December 31, 2008		Quoted prices in active markets for identical assets		Significant other observable inputs		Significant unobservable inputs
			(Level 1)		(Level 2)		(Level 3)
Derivative instruments	Ps	(489)	Ps	—	Ps	(489)	Ps	—
Senior notes (*)		2,701,067		—		2,701,067		—
Long term debt (*)		471,494		—		471,494		—

Total	Ps	3,172,072	Ps	—	Ps	3,172,072	Ps	—

	Balance at December 31, 2009		Quoted prices in active markets for identical assets		Significant other observable inputs		Significant unobservable inputs
			(Level 1)		(Level 2)		(Level 3)
Senior notes (*)	Ps	2,611,740	Ps	—	Ps	2,611,740	Ps	—
Long term debt (*)		596,812		—		596,812		—

Total	Ps	3,208,552	Ps	—	Ps	3,208,552	Ps	—

(*)	Long term debt and senior notes are recognized at its amortized cost. See Note 17 “Financial Instruments” for fair value disclosures.

Derivatives are valued using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign exchange rates. The Company generally classifies these instruments within Level 2 of the valuation hierarchy. Such derivatives are for foreign currency.

Fair value for senior notes and long term debt are based on the present value of the cash flow discounted at interest rates based in readily observable market inputs. These fair values are classified as Level 2 in the fair value hierarchy.

Long-lived Assets

Long-lived assets, including real estate, may be measured at fair value if such assets are held for sale or when there is a determination that the asset is impaired. The determination of fair value is based on the best information available, including internal cash flow estimates discounted at an appropriate interest rate, quoted market prices when available, market prices for similar assets and independent appraisals, as appropriate. For real estate, cash flow estimates are based on current market estimates that reflect current and projected lease profiles and available industry information about expected trends in rental, occupancy and capitalization rates. See Note 20 h).

Reconciliation of principal differences between Mexican FRS and U.S. GAAP

The principal differences between Mexican FRS and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	2007		2008		2009
Reconciliation of net (loss) income:
Net income (loss) as reported under Mexican FRS attributable to Alestra	Ps	188,036	Ps	(384,322)	Ps	291,465

U.S. GAAP adjustments:
a) Difference in interest expense from restructuring		243,480		226,156		324,608
a) Reversal of debt issuance costs, net of amortization		22,688		22,688		34,032
b) Fifth amendment effect on depreciation expense		(139,899)		(137,821)		(50,784)
c) Reversal of pre-operating expense amortization		64,839		—		—
d) Severance payments		1,982		4,450		3,012
e) Deferred income tax		(82,121)		34,725		47,741
f) Pension and labor liabilities		—		7,026		(2,528)

Total U.S. GAAP adjustments		110,969		157,224		356,081

Net income under U.S. GAAP	Ps	299,005	Ps	(227,098)	Ps	647,546

g) Non controlling interest under U.S. GAAP		—		—		—

Net income under U.S. GAAP	Ps	299,005	Ps	(227,098)	Ps	647,546

	2008		2009
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican FRS	Ps	2,216,845	Ps	2,313,721

U.S. GAAP adjustments:
a) Effect on total debt of extinguishment from 8% Senior Notes due 2010		(324,608)		—
a) Effect on debt issuance costs from 8% Senior Notes due 2010		(34,032)		—
b) Fifth amendment effect on property and equipment		50,784		—
d) Severance payments		(12,050)		(9,038)
e) Deferred income tax		(44,259)		3,480
f) Pension and labor liabilities		(618)		(9,011)

Total U.S. GAAP adjustments		(364,783)		(14,569)

Total stockholders’ equity under U.S. GAAP		1,852,062		2,299,152

g) Non controlling interest under U.S. GAAP		—		(1)

Total stockholders’ equity of Alestra under U.S. GAAP	Ps	1,852,062	Ps	2,299,151

Summary of the Company’s statement of changes in stockholders’ equity

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2008		2009
Balance at beginning of period	Ps	2,075,327	Ps	1,852,062
Net income for the year		(227,098)		647,546
Declaration of dividends		—		(195,078)
Effects from derivative financial instruments		—		489
Impact of pension		3,833		(5,868)

Balance at end of period	Ps	1,852,062	Ps	2,299,151

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps 5,026,512 and (ii) reduce the variable portion of the capital stock for Ps9, 193,330 and Ps1, 340,308 by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders. These transactions did not represent a contribution or payment to the equity holders. For U.S. GAAP purposes, reclassifications of this nature are considered to be quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria are met. The Company does not comply with all the criteria and consequently, the stockholders’ equity under U.S. GAAP as of December 31, 2008 and 2009 is as follows:

	2008		2009
Capital stock	Ps	12,355,567	Ps	12,355,567
Accumulated losses		(10,503,505)		(10,056,415)

Total stockholders’ equity of Alestra		1,852,062		2,299,152

Non controlling interest		—		(1)

Total stockholders’ equity under U.S. GAAP	Ps	1,852,062	Ps	2,299,151

Condensed balance sheets and statements of income under U.S. GAAP

The following table presents condensed balance sheets and statements of income in constant Pesos, including all U.S. GAAP adjustments, as of December 31, 2008 and 2009 and for the three years then ended:

	2008		2009
Cash and cash equivalents	Ps	202,805	Ps	317,429
Restricted cash		—		318,202
Trade receivables		516,173		494,216
Other current assets		149,407		140,529

Total current assets		868,385		1,270,376

Property and equipment, net		5,219,964		5,204,783
Deferred charges and other assets, net		257,763		261,035
Deferred income tax		—		110,078

Total assets	Ps	6,346,112	Ps	6,846,272

Total current liabilities including the current portion of senior notes	Ps	1,693,217	Ps	1,476,198
8% Senior notes due 2010		2,458,030		—
11.750% Senior notes due 2014		—		2,545,574
Bank loans and notes payable		186,202		411,147
Deferred income tax		50,279		—
Estimated liabilities for seniority premiums and pension plans		106,322		114,202

Total liabilities		4,494,050		4,547,121

STOCKHOLDERS’ EQUITY :
Contributed capital		12,355,567		12,355,567
Accumulated losses		(10,503,505)		(10,056,415)

Total stockholders’ equity of Alestra		1,852,062		2,299,152

Non controlling interest		—		(1)

Total stockholders’ equity		1,852,062		2,299,151

	Ps	6,346,112	Ps	6,846,272

	2007		2008		2009
Net revenues	Ps	5,056,040	Ps	4,672,549	Ps	4,683,637
Cost of services ( excluding depreciation and amortization presented separately below)		(2,217,678)		(1,789,029)		(1,736,706)
Administrative, selling and other operating expenses		(1,514,019)		(1,543,261)		(1,530,690)
Depreciation and amortization		(945,196)		(894,509)		(904,294)

Operating income		379,147		445,750		511,947

Comprehensive financial result:
Interest (expense) income		(40,508)		(39,320)		8,863
Exchange gain (loss)		688		(615,195)		99,092
Effect of derivative financial instruments		—		(63,179)		(4,789)
Gain from monetary position		103,780		—		—

		63,960		(717,694)		103,166

Debt issuance costs, net		22,688		22,688		14,802
Other income (expense), net		3,841		(47,043)		(52,209)

Net income (loss) before deferred income tax and asset tax		469,636		(296,299)		577,706
Asset tax		(2,880)		—		—
Income tax		(167,751)		69,201		69,840

Net income (loss)		299,005		(227,098)		647,546

Net (loss) income attributable to non controlling interest		—		—		—

Net income (loss) attributable to total Alestra	Ps	299,005	Ps	(227,098)	Ps	647,546

a) Senior Notes

i) Effects of the restructuring of the Old Senior Notes

During November 2003, the Company restructured its outstanding senior notes (the “Old Senior Notes”). As a result of the restructuring of this debt, the Company extinguished, through debt and cash exchange offers, US$232.9 million and US$254.2 million of the debt bearing interest at rates of 12.125% and 12.625%, respectively, representing 85.5% of total Old Senior Notes. As part of the restructuring of its debt, the Company issued Ps4,008,509 (US$304 million) new senior notes (the “8% Senior Notes due 2010”) with maturity in 2010 in exchange for Ps3,765,488 (US$287 million) of Old Senior Notes and paid Ps1,443,219 (US$110 million) as part of a cash offer to extinguish Ps2,624,033 (US$200 million) of Old Senior Notes. Additionally, the Company paid Ps197,439,422 (US$16,401,848) to holders of the Old Senior Notes, which did not accept the terms of debt restructuring of the Company, representing 14.5% value of the Old Senior Notes.

Under Mexican FRS, the effects of the restructuring were recorded as follows:

•	A gain of Ps 958,753 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps939, 888 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•

Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps129, 299 and the capitalization of Ps158, 160 for the debt issuance cost of the 8% Senior Notes due 2010 amortized over the term of these Notes.

•	Interest expense is determined using the contractual interest rate on the 8% Senior Notes due 2010.

For U. S. GAAP purposes, the debt restructuring of the old senior notes was considered as a troubled debt restructuring in accordance with ASC 310-40 “Troubled Debt Restructurings by Creditors” and its effects are recorded as follows:

•

Since the carrying amount of the old senior notes does not exceed the total future cash payments specified by the 8% Senior Notes due 2010, no gain on the restructuring was recognized for the notes that were exchanged.

•

Debt issuance cost of Ps158,160 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps129,299 of the Old Senior Notes, have been amortized in the new term of the restructured notes.

•

Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old senior notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the 8% Senior Notes due 2010.

ii) In connection with the issuance of the 11.750% Senior Notes due 2014 and the repayment of the 8% Senior Notes due 2010.

As mentioned in Note 7 and 9, under Mexican FRS the effects were recognized as follows:

•	It was considered that the 8% Senior Notes due 2010 are extinguished after repayment and the 11.750% Senior Notes due 2014 is a new debt.

•	The unamortized debt issuance costs related to the 8% Senior Notes due 2010 were written off and the 11.750% Senior Notes due 2014 were capitalized and will be amortized over the life of the new debt.

•	Interest expense is determined using the contractual interest rate on the 11.750% Senior Notes due 2014.

Under U.S. GAAP, the effects were recognized as follows:

•	Interest expense is determined using an effective interest rate. The difference between the interest expense determined under Mexican FRS and U.S. GAAP is considered not material.

•	No difference exists between U.S. GAAP and Mexican FRS regarding the accounting treatment for the issuance costs of the 8% Senior Notes due 2010 and 11.750% Senior Notes due 2014.

•

The Company recognized a gain amounting Ps324,608, at the moment of the anticipated repayment of the 8% Senior Notes due 2010, related to the reversal of accrued and unpaid interest resulted from the debt restructuring of such notes. See Note 20 (a) (i).

b) Fifth Amendment effect on property and equipment, net

From January 1, 1997 to December 31, 2007, the Company adopted the Fifth Amendment which established the option of restating equipment of a non- Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the nominal cost concept nor does it present financial information in a constant reporting currency. As mentioned previously, since January 1, 2008 the Company presents financial information in adjusted nominal Pesos. Therefore, the U.S. GAAP adjustment represents the remaining depreciation of equipment relating to restatements for years up to December 31, 2007. As of December 31, 2009 the restatement of equipment of a non- Mexican origin up to December 31, 2007 was fully amortized.

c) Pre-operating Expenses

Under Mexican FRS, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred. The amortization of pre-operating expenses has been concluded in 2007.

d) Severance payments

Effective January 1, 2006, the Company adopted the provisions of MFRS D-3, which has subsequently been revised as of January 1, 2008. Under Mexican FRS, beginning in 2005, severance payments should be accounted in a manner similar to other post-retirement benefits. In 2005 the Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps24,666 over the remaining expected employee service period and consequently, as of December 31, 2007, 2008 and 2009 has recognized a total liability and charge to earnings of Ps 1,982, Ps 4,450, and 3,012. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred. With the revision of MFRS D-3, the Company is now amortizing the actuarial determined severance liability over a period of 5 years.

e) Deferred Income Taxes

Under Mexican FRS, deferred tax assets and liabilities are recognized for all significant temporary differences between the carrying amounts of existing assets and liabilities as of the balance sheet date and their respective tax bases. Under U.S. GAAP, ASC 740 “Income Taxes,” requires recognition of deferred tax assets and liabilities associated with differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of U.S. GAAP adjustments, as of December 31, 2008 and 2009, are as follows:

			U.S GAAP
	Mex GAAP		Adjustments		2008
Deferred tax asset:
Tax loss carryforwards	Ps	348,716	Ps	—	Ps	348,716
Allowance for doubtful accounts		268,947		—		268,947
Costs and provisions		285,986		(35,359)		250,627

Total deferred tax assets	Ps	903,649	Ps	(35,359)	Ps	868,290

Deferred tax liabilities:
Property and equipment, and other assets, net	Ps	580,813	Ps	14,220	Ps	595,033
Prepaid expenses		5,320		(5,320)		—

Total deferred tax liabilities		586,133		(8,900)		595,033

Net deferred tax assets		317,516		(44,259)		273,257
Valuation allowance	Ps	(323,536)	Ps	—	Ps	(323,536)

Deferred income tax	Ps	(6,020)	Ps	(44,259)	Ps	(50,279)

	Mex GAAP		U.S GAAP Adjustments		2009
Deferred tax asset:
Tax loss carryforwards	Ps	134,759	Ps	—	Ps	134,759
Allowance for doubtful accounts		253,510				253,510
Costs and provisions		339,558		5,994		345,552

Total deferred tax assets	Ps	727,827	Ps	5,994	Ps	733,821

Deferred tax liabilities:
Property and equipment, and other assets, net	Ps	476,977	Ps	—	Ps	476,977
Prepaid expenses		12,007				12,007

Total deferred tax liabilities		488,984		—		488,984

Net deferred tax assets		238,843				244,837

Valuation allowance	Ps	(134,759)	Ps	—	Ps	(134,759)

Deferred income, net	Ps	104,084	Ps	5,994	Ps	110,078

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized as of December 31, 2008 and 2009, for the deferred assets that the Company considered were more likely than not to be realized in the future.

ASC 740 also prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company classifies income tax-related interest and penalties as income taxes in the financial statements.

As of December 31, 2008 and 2009, this pronouncement had no effect on the Company’s overall financial position or results of operations.

f) Pensions and labor liabilities

Due to the revision of Mexican FRS D-3, effective January 1, 2008, companies must now amortize transition obligations/benefits, unrecognized prior service costs/benefits and net gains and losses over a maximum period of 5 years. This change has resulted in an increase in net periodic pension expense under Mexican FRS and has created a difference of Ps7,026 and Ps2,528 for fiscal years 2008 and 2009 respectively.

Under U.S. GAAP, ASC 715 “Compensation- Retirement Benefits” requires employers to recognize the under-funded or over-funded status of defined benefit pension and postretirement plans as an asset or liability in its statement of financial position, and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The adoption of this standard created a difference in the pension and labor liabilities established under Mexican FRS.

Amount Recognized in Accumulated Other Comprehensive Income (“AOCI”)

(net of tax)	2008		2009
Net transition obligation	Ps	7,257	Ps	6,619
Prior service cost		(15,245)		(14,031)
Net (loss) gain		(5,769)		3,466

Total	Ps	(13,757)	Ps	(3,946)

AOCI Rollfoward (net of tax)

(net of tax)	2008		2009
AOCI at beginning of year	Ps	(9,871)	Ps	(13,757)
Occurring during the year:
Net (gain) loss		(4,490)		10,212
Amounts amortized during the year:
Net transition obligation		(369)		438
Prior service cost		1,010		(791)
Net gain		(37)		(48)

AOCI at the end of the year	Ps	(13,757)	Ps	(3,946)

Pursuant to the requirements of U.S. GAAP, the following tables present a reconciliation of the beginning and ending balances the accumulated benefit obligation.

Seniority Premiums and Pension Benefits

	2008		2009
Benefit obligation at beginning of year	Ps	85,319	Ps	72,512
Service cost		2,129		2,108
Interest cost		6,776		6,187
Actuarial (gain) loss		(7,099)		14,326
Benefits paid		(14,613)		(19,389)

Benefit obligations at end of year	Ps	72,512	Ps	75,744

Post-retirement benefit

	2008		2009
Benefit obligation at beginning of year	Ps	29,415	Ps	31,963
Service cost		2,784		2,972
Interest cost		2,161		2,563
Actuarial loss		2,278		4,044
Benefits paid		(4,675)		(3,904)

Benefit obligation at end of year	Ps	31,963	Ps	37,638

g) Non Controlling Interest

Under Mexican FRS the non controlling interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet.

For U.S. GAAP purposes, as of January 1, 2009, the Company adopted ASC 810-10-65-65-1 (formerly SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”) which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, consolidated net income is to be reported with separate disclosure of the amounts attributable to the parent and to the noncontrolling interests. The presentation and disclosure requirements have been applied retrospectively for all periods presented. The adoption of this standard did not have a significant impact on the Company’s overall financial information.

Statement of Cash Flow

The statement of changes in financial position was presented for the year ended December 31, 2007, as mentioned in Note 2. Under U.S. GAAP, a statement of cash flow is required, which presents only cash movements and excludes non-cash items.

On January 1, 2008, Mexican FRS B-2 became effective; therefore, management included the statements of cash flow for the years ended December 31, 2008 and 2009 as part of the basic financial statements with prospective application.

The statements of cash flow prepared in accordance with Mexican FRS for the years ending December 31, 2008 and 2009 presents substantially the same information as that required under U.S. GAAP as interpreted by ASC 230, except for certain differences in presentation.

The Company has chosen to present the statements of cash flow under U.S. GAAP in order to provide consistency in disclosure.

Presented below are statements of cash flow for the years ended December 31, 2007, 2008 and 2009 prepared, after considering the impact of U.S. GAAP adjustments.

	2007		2008		2009
OPERATING ACTIVITIES:
Net income (loss)	Ps	299,005	Ps	(227,098)	Ps	647,546
Adjustments to reconcile net loss to cash flows used in operating activities:
Gain from monetary position		(155,360)		—		—
Exchange loss		30,243		615,195		(99,092)
Depreciation and amortization		919,158		894,508		904,294
Allowance for doubtful accounts		(17,399)		27,758		(20,980)
Difference in interest expense		(243,480)		(226,156)		(15,603)
Deferred income tax		167,751		(69,201)		(157,845)
Others						20,335
Amortization of capitalized expenses derived from issuance of 8% Senior Notes due 2010		—		—		19,229
Changes in operating assets and liabilities:
Current assets		(46,683)		4,500		(270,977)
Current liabilities and other provisions		(144,593)		28,737		423,373

Cash flows provided by operating activities		808,642		1,048,243		1,450,280

INVESTING ACTIVITIES:
Purchases of property and equipment		(520,628)		(788,159)		(808,373)
Interest received		30,243		28,810		17,063
Restricted cash (1)		(11,307)		166,016		—
Purchase of other assets		(41,145)		(74,554)		(107,275)

Cash flows used in investing		(542,837)		(667,887)		(898,585)

FINANCING ACTIVITIES:
Bank loans and notes payable		(111,019)		414,762		2,936,768
Payments of bank loans, notes payable, capital leases and senior notes		(590,071)		(875,372)		(3,355,468)
Dividends paid		—		—		(64,490)

Cash flows used in financing activities		(701,090)		(460,610)		(483,190)
Net effect of inflation and exchange loss on cash and cash equivalents		(27,006)		—		46,119

Decrease in cash and cash equivalents		(462,291)		(80,254)		114,624
Cash and cash equivalents, beginning of period		745,350		283,059		202,805

Cash and cash equivalents, end of period	Ps	283,059	Ps	202,805	Ps	317,429
Non-cash investing and financing activities:
Interest and taxes paid:
Interest paid	Ps	281,017	Ps	261,742	Ps	224,676

Income taxes paid	Ps	2,819	Ps	50,573	Ps	75,404

(1)	During 2007 restricted cash amounts were reclassified from financing activities to investment activities.

The Company revised the statements of cash flow for the years ended December 31, 2008 and 2007 to reflect interest received as investing activities instead of operating activities. The amounts revised for 2008 and 2007 was Ps30,243 and Ps28,810, respectively.

New accounting pronouncements

Recently Issued Accounting Guidance

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). The new standard modifies the fair value requirements of ASC 605-25, Revenue Recognition-Multiple Element Arrangements by allowing the use of the “best estimate of a selling price” in addition to Vendor Specific Objective Evidence, or VSOE and Third Party Evidence, or TPE for determining the selling price of a deliverable. ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the effect ASU 2009-13 may have on its audited consolidated financial statements.

In June 2009, the FASB issued Accounting Standards Codification (“ASC”) 810, Consolidation, (formerly SFAS No. 167, Amendments to FASB Interpretation No. 46(R)) regarding the consolidation of variable interest entities. ASC 810 is intended to improve financial reporting by providing additional guidance to companies involved with variable interest entities and by requiring additional disclosures about a company’s involvement in variable interest entities. This standard is effective for interim and annual periods beginning after November 15, 2009. The Company is currently evaluating the effect ASC 810 may have on its audited consolidated financial statements.

In June 2009, the FASB issued ASC 860, Transfers and Servicing (formerly SFAS No. 166, Accounting for Transfers of Financial Assets). ASC 860 requires more information about transfers of financial assets and where companies have continuing exposure to the risk related to transferred financial assets. ASC 860 eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosure. This standard is effective for fiscal years beginning after November 15, 2009, which did not have a material impact on its audited consolidated financial statements.

Recently Adopted Accounting Guidance

In June 2009, the FASB issued ASC 105, Generally Accepted Accounting Principles (formerly SFAS No. 168, The “FASB Accounting Standards Codification”TM and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162) (“ASC 105”). ASC 105 establishes the FASB ASC as the single source of authoritative nongovernmental U.S. GAAP, except for SEC rules and interpretive releases, which are sources of authoritative U.S. GAAP for SEC registrants. The standard is effective for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of the standard on September 30, 2009, which did not have a material impact on its audited consolidated financial statements.

In April 2009, the FASB issued ASC 825, Financial Instruments (formerly Financial Staff Position (“FSP”) No. 107-1 and Accounting Principles Board (“APB”) 28-1 (FSP No. 107-1 and APB 28-1), Interim Disclosures about Fair Value of Financial Instruments) (“ASC 825”). ASC 825 requires disclosures of fair value for any financial instruments not currently reflected at fair value on the balance sheet for all interim periods. ASC 825 enhances consistency in financial reporting by increasing the frequency of fair value disclosures and is effective for interim and annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted the provisions of the standard, which did not have an effect on its audited consolidated financial statements.

In April 2009, the FASB issued transition guidance ASC 820-10-65-4 Fair Value Measurements and Disclosures—Overall—Transition Guidance, the provisions of which have been incorporated in ASC 820-10-50-2 Fair Value Measurements and Disclosures—Overall—Disclosures (“ASC 820”). ASC 820 requires disclosures about fair value of financial instruments for interim reporting periods and annual financial statements of publicly traded companies. This guidance is effective for interim and annual periods ending after June 15, 2009. The Company adopted the provisions of the standard and included its effect on its audited consolidated financial statements.

In March 2008, the FASB issued ASC 815, Derivatives and Hedging (formerly SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133) (“ASC 815”). ASC 815 requires enhanced disclosures about an entity’s derivative and hedging activities including how and why an entity uses, how an entity accounts for derivative instruments; and related hedged items and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. ASC 815 is effective beginning January 1, 2009. The Company adopted the provisions of the standard and included its effect on its audited consolidated financial statements.

In February 2008, the FASB issued ASC 820, Fair Value Measurements and Disclosures (formerly FSP Financial Accounting Standard (“FAS”) No. 157-2, Effective Date of FASB Statement No. 157) which delayed the effective date for nonfinancial assets and nonfinancial liabilities until January 1, 2009. The Company adopted the provisions of the standard as of January 1, 2009, which did not have an effect on its audited consolidated financial statements.

In December 2007, the FASB issued ASC 805, Business Combinations (“ASC 805”), (formerly SFAS 141 (revised 2007), Business Combinations). ASC 805 expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. ASC 805 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company adopted the provisions of the standard, which did not have an effect on its audited consolidated financial statements. However, if the Company enters into material business combinations in the future, a transaction may significantly impact the Company’s audited consolidated financial statements.

j. Subsequent events

On May 3, 2009, the Company adopted ASC Topic 855 (“ASC 855”), formerly SFAS No. 165, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This pronouncement is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The adoption of ASC 855 did not have a material impact on the Company’s audited consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”). The amendments remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. ASU 2010-09 was effective upon issuance. Its adoption did not have a material impact on the Company’s audited consolidated financial statements.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alestra, S. de R.L. de C.V.

By:	/s/ Bernardo García Reynoso
Bernardo García Reynoso
Chief Financial and Administrative Officer

Date: April 23, 2010