Form 20-F
period 2010-12-31
ALESTRA
filed 2011-04-29
CIK 1098504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐  Large accelerated filer    ☐  Accelerated filer    ☒  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐  U.S. GAAP    ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board    ☒  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☒

In this annual report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiaries, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) and Alestra Telecomunicaciones Inalámbricas, S. de R.L. de C.V. (“Alestra Telecomunicaciones Inalámbricas”).

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiaries. The financial information presented as of December 31, 2009 and 2010 and for the fiscal years ended December 31, 2008, 2009 and 2010 was derived from our audited consolidated financial statements included elsewhere in this annual report. The financial information presented as of and for the fiscal years ended December 31, 2006, 2007 and 2008 was derived from our audited financial statements that are not included in this annual report. We use “Pesos” to refer to Mexican Pesos throughout this document.

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) as promulgated by the Mexican Financial Reporting Standards Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera A.C., or “CINIF”). Mexican FRS differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 20 to our consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity.

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

	As of and for the year ended December 31,
	2006 (1)		2007 (1)		2008 (2)		2009 (2)		2010 (2)
	(in millions of Pesos, unless otherwise indicated)
STATEMENT OF OPERATION
Mexican FRS:
Revenues:
Long distance services	Ps.	2,189	Ps.	2,415	Ps.	1,722	Ps.	1,421	Ps.	1,114
Data, internet and local services		2,346		2,641		2,950		3,263		3,456

Total		4,536		5,056		4,673		4,684		4,570
Cost of services (excluding depreciation):
Long distance services		(1,120)		(1,460)		(1,042)		(956)		(679)
Data, internet and local services		(608)		(758)		(747)		(781)		(836)
Total		(1,729)		(2,218)		(1,789)		(1,737)		(1,515)
Administration, selling and other operating expenses		(1,536)		(1,513)		(1,552)		(1,529)		(1,578)
Depreciation and amortization		(1,084)		(870)		(757)		(854)		(867)
Operating income		187		455		575		564		611

	As of and for the year ended December 31,
	2006 (1)		2007 (1)		2008 (2)		2009 (2)		2010 (2)
	(in millions of Pesos, unless otherwise indicated)
Comprehensive financial result (3)		(292)		(180)		(944)		(221)		(193)
Other (expenses) income (4)		(15)		1		(50)		(73)		(26)
Asset tax		(3)		(3)		—		—		—
Income tax		—		(86)		35		22		(34)
Net (loss) income		(124)		188		(384)		291		357
U.S. GAAP: (5)
Revenues:		4,536		5,056		4,673		4,684		4,570
Cost of services (excluding depreciation):		(1,729)		(2,218)		(1,789)		(1,737)		(1,515)
Administration, selling and other operating expenses		(1,535)		(1,514)		(1,543)		(1,531)		(1,568)
Depreciation and amortization		(977)		(945)		(895)		(904)		(867)
Operating income		294		379		446		512		620
Comprehensive financial result		(2)		63		(718)		103		(193)
Net income (loss)	Ps.	301	Ps.	299	Ps.	(227)	Ps.	648	Ps.	359
BALANCE SHEET
Mexican FRS:
Cash and cash equivalents (6)	Ps.	906	Ps.	449	Ps.	203	Ps.	636	Ps.	864
Trade receivables, net		406		472		516		494		493
Property and equipment, net		5,243		5,133		5,169		5,205		5,078
Other assets		703		490		453		581		707

Total assets		7,258		6,544		6,341		6,915		7,142
8% Senior Notes due 2010		3,211		2,581		2,701		—		—
11.750% Senior Notes due 2014		—		—		—		2,612		2,471
Bank loans, notes payable and capital leases		608		393		473		597		527

Total debt		3,818		2,974		3,174		3,209		2,998
Accounts payable		587		399		521		763		772
Dividends payable		—		—		—		131		124
Other payables (7)		460		487		423		499		580
Deferred income taxes		—		86		6		—		—
Total liabilities		4,866		3,946		4,125		4,602		4,474
Contributed capital		1,395		1,395		1,395		1,395		1,395
Retained earnings		997		1,203		821		919		1,273

Total stockholders’ equity	Ps.	2,393	Ps.	2,598	Ps.	2,217	Ps.	2,314	Ps.	2,668
U.S. GAAP: (5)
Property and equipment, net	Ps.	5,586	Ps.	5,319	Ps.	5,220	Ps.	5,205	Ps.	5,078
Total assets		7,597		6,800		6,346		6,846		7,130
Total stockholders’ equity		1,779		2,075		1,852		2,299		2,649
CASH FLOW DATA:
Resources provided by (used in) (8)
Mexican FRS:
Operating activities	Ps.	1,065	Ps.	997	Ps.	1,283	Ps.	1,768	Ps.	1,434
Investing activities		(640)		(615)		(834)		(899)		(740)
Financing activities		(673)		(844)		(722)		(483)		(465)
U.S. GAAP: (5)(9)
Operating activities	Ps.	1,006	Ps.	809	Ps.	1,077	Ps.	1,561	Ps.	1,060
Investing activities		(769)		(543)		(697)		(1,234)		(810)
Financing activities		(447)		(701)		(461)		(259)		(81)
OTHER FINANCIAL/OPERATING DATA:
(Unaudited):
Capital expenditures	Ps.	482	Ps.	600	Ps.	793	Ps.	937	Ps.	789
Minutes of traffic, domestic long distance		1,994		1,879		1,760		1,641		1,326
Minutes of traffic, international long distance		2,197		1,392		862		485		354
Employees (10)		1,899		1,902		1,766		1,699		1,696
Residential lines (11)		327		285		173		116		75
On-net customer locations — type I (12)		2,864		3,440		4,119		4,519		5,530
On-net customer locations — type II (13)		6,017		7,259		8,015		7,800		7,930
Customer access circuits — E0 equivalents (14)		276		377		518		617		765

(1)	Information as of and for the years ended December 31, 2006 and 2007 is expressed in millions of Pesos with purchasing power as of December 31, 2007, except as otherwise indicated.
(2)	Information as of and for the years ended December 31, 2008, 2009 and 2010 is expressed in millions of adjusted nominal Pesos, except as otherwise indicated.
(3)	Includes interest expense, interest income, net exchange gain (loss), effect of derivative instruments and net gain from monetary position.
(4)	In accordance with Mexican FRS as required by NIF B-3 and the Interpretation of Financial Information Standard (Interpretación a las Normas de Información Financiera or “INIF”) 4 “Presentation of Employee Statutory Profit-Sharing in the Income Statement”, beginning on January 1, 2007, employee statutory profit-sharing and special items are presented in other (expenses) income, net. For comparability purposes, the financial information for the years ended December 31, 2007 and 2006 in the table above also reflects statutory employee profit sharing and special item in other (expenses) income, net.
(5)	See Note 20 to our consolidated financial statements. For information relating to the nature and effect of technical accounting differences between Mexican FRS and U.S. GAAP.
(6)	Since Mexican FRS C-1 “Cash and cash equivalents” became effective in 2010 the restricted cash balance is now required to be included as part of the cash and cash equivalents caption. We reclassified retrospectively the restricted cash amounts to cash and cash equivalents in accordance with the Mexican FRS C-1.
(7)	On January 1, 2008 the standards contained in Mexican FRS D-3 “Employee benefits” became effective. This standard requires, among other things, a reduction in the amortization period of items relating to the prior service cost, incorporation of the effects of salary growth in the calculation of the defined benefit obligation, as well as the elimination of the additional minimum liability and corresponding intangible asset and the amount recorded in stockholders’ equity. From January 1, 2008 onwards, the transitional liability is amortized over the lesser of the period pending to be amortized or five years. Prior to January 1, 2008, the actuarial gains and losses and transition liability captions subject to amortization were amortized on the basis of the average estimated service lives of the employees.
(8)	Through December 31, 2007, under Mexican FRS, the changes in financial position for operation activities, financing and investing were presented in the statements of changes in financial position. On January 1, 2008, Mexican FRS B-2 “Statement of Cash Flows” became effective on a prospective basis. Due to the adoption of Mexican FRS B-2 “Statement of Cash Flows”, 2008, 2009 and 2010 information is not directly comparable to 2007 and 2006 information. The criteria for determining resources used in, or generated from, operating, investing and financing activities under the new Mexican FRS B-2 “Statement of Cash Flows” is different from prior years.
(9)	We have revised our consolidated Statements of cash flows for the years ended December 31, 2008, and 2009. While this revision shifts certain amounts within our cash flow Statements affecting the net cash flows from operating activities, the net cash flows from investing activities and the net cash flows from financing activities, it does not affect management’s previously issued disclosures regarding liquidity or our compliance with debt covenant ratio calculations. For this and other reasons, management has concluded that this revision is not material to our previously issued consolidated financial statements. See a summary of the revisions to the consolidated statements of cash flows in Note 20h. to our consolidated financial statements.
(10)	Actual number of employees, not in millions.
(11)	In thousands, not millions.
(12)	Represents actual number of discrete customer locations that are connected to our network via dedicated company-owned access circuits, both fiber-optic and wireless.
(13)	Represents actual number of discrete customer locations that are connected to our network via dedicated access circuits leased from third-party carriers.
(14)	In thousands of total E0 equivalents of customer access circuits providing data, internet and local services. E0 is a standardized measure of circuit capacity of 64 kilobits per second adopted by the International Telecommunication Union Telecommunication Standardization Sector (ITU-T) that is widely used in most countries outside the United States, Canada and Japan.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve Bank of New York expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate (Peso per Dollar)
Year	High	Low	Average(1)	Period End
2006	11.46	10.43	10.90	10.80
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83
2009	15.41	12.63	13.58	13.06
2010	13.19	12.16	12.64	12.38

Month
September 2010	13.06	12.49	12.80	12.63
October 2010	12.61	12.33	12.44	12.34
November 2010	12.57	12.21	12.34	12.45
December 2010	12.47	12.33	12.39	12.38
January 2011	12.25	12.04	12.12	12.15
February 2011	12.18	11.97	12.06	12.11

(1)	Yearly basis on average of month-end rates and monthly basis on average of day-end rates.

On March 11, 2011, the noon buying rate as provided by The Federal Reserve Bank of New York was Ps. 11.9211 per U.S.$1.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Us

Weakening economic conditions adversely affect us.

The global economy is currently undergoing a period of growth. Despite the global economic recovery, the U.S. economy is undergoing a slow recovery phase, that may have, and in the case of consistent slow recovery from the U.S. economy, could have, a negative impact on the Mexican economy and consequently on our business. See “— Risks Relating to Mexico — Downturns in the Mexican economy adversely affect us.”

Our level of indebtedness could affect our ability to operate and develop our business or service our debt, including our notes.

We currently have a significant amount of debt, and we may incur additional debt in the future. As of December 31, 2010, we had a consolidated total indebtedness of Ps. 2,998.3 million. Our significant level of debt could have important consequences, including:

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

We are dependent on domestic and international long distance services, which accounted for 24.4% of our revenues in 2010, 30.3% of our revenues in 2009 and 36.9% of our revenues in 2008. Average prices for domestic long distance calls in Mexico declined more than 70% in real terms from December 1996 to December 2010. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. If our competitors continue to attempt to increase market share by reducing the price they charge for long distance calls, we expect that our revenues will continue to decrease as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. Our revenues from long distance services may continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

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

Commencing on November 18, 2007, we began solely using the Alestra brand to market our services in Mexico and stopped using the AT&T mark and logo in all of our materials. Prior to that date, we were only able to use the AT&T name as a tag line below our Alestra mark. Pursuant to our Amended and Restated Service Mark License Agreement (our “Service Mark License Agreement”) dated as of October 17, 1996 and amended February 13, 2003 and November 30, 2005 with AT&T Inc. (“AT&T”), we ceased using the AT&T name as a tag line on November 18, 2008. Under the AT&T Global Network Cooperation Agreement between AT&T and us (the “AGN Agreement”), we are permitted to use the “AT&T Global Services” phrase, for the limited purpose of providing AT&T Global Services within Mexico on a nonexclusive basis. As a result of these brand changes we have had to rely on our own brand and marketing to sell our services. After the consummation of the AT&T Transactions (as defined under “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments”), and following the termination of the Equipment Lease Agreement (as defined under “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments”), we and AT&T expect to terminate the AGN Agreement prior to its June 30, 2013 expiration date. Upon the termination of the AGN Agreement, we will be required to cease using any of AT&T’s intellectual property.

Developing the Alestra brand and service marks has been subject to numerous risks, and we may not be successful in effectively positioning our new brand and service marks. These risks include:

•	the development of our new brand to replace the AT&T brand could directly and adversely impact our ability to retain customers, to maintain sales and acquire new customers; and

•	the market and our customers may perceive that the change of our brand name will adversely impact the quality of our services.

We cannot predict whether we will be able to successfully continue to develop our own brand name and the results in using our own brand. If we are unsuccessful in developing or positioning our own brand name, our operating results and financial condition would be adversely impacted.

Our rights to offer AT&T Global Services to customers in Mexico are dependent on the AGN Agreement, the termination of which could adversely affect our business, results of operations and financial condition.

Our rights to use the “AT&T Global Services” brand name and to provide AT&T Global Services in Mexico derive exclusively from the rights granted to us by AT&T in the AGN Agreement. The initial term of the AGN Agreement expired in June 30, 2010. In June 2010, we entered into a new AGN Agreement with AT&T, which expires on June 30, 2013. However, upon the consummation of the AT&T Transactions, and following the termination of the Equipment Lease Agreement, we and AT&T expect to terminate the AGN Agreement prior to its June 30, 2013 expiration date.

Upon the termination of the AGN Agreement, we will be required to cease offering AT&T Global Services in Mexico and using any of AT&T’s intellectual property. As the AT&T brand, our provision of AT&T Global Services in Mexico and our AGN infrastructure are among our competitive strengths, the termination of the AGN Agreement could materially and adversely affect our business, results of operations and financial condition. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.”

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

Additionally, the SCT has auctioned the 1710-1770/2110-2170 MHz spectrum segment and awarded it in favor of Telcel and Telefónica. In regards to the 1850-1910/1930-1990 MHz spectrum segment, it was awarded in favor of Televisa, and companies from Nextel Mexico, S. de R.L. (“Nextel”), Comunicaciones Nextel de México, S.A. de C.V. and Inversiones Nextel de México, S.A. de C.V.,. In connection with these awards, Iusacell-Unefon, S.A. de C.V. (“Iusacell”) has started numerous legal actions against these auctions and its corresponding awards, which in some cases are currently outstanding. We cannot predict the outcome of the legal actions against these auctions.

The 3400-3700 MHz spectrum segment auction could take place in 2011. The assignment of this spectrum segment could open the market to new technologies, such as WiMax, that may compete with some of the services we provide.

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

Because we use Telmex’s networks to provide services to the vast majority of our own customers, we are therefore dependent upon Telmex to meet certain telecommunications needs of our customers and to maintain our service standards. In addition, because Telmex is the dominant provider of local services, almost all of our customers also maintain an ongoing relationship with Telmex. We may not be able to obtain the services we require from Telmex at rates, and on terms and conditions, that permit us to offer services at rates that are both profitable and competitive, or even at the same quality or price that Telmex or its subsidiary enterprises offer themselves. In the past, we have experienced difficulties in obtaining high quality, reliable and reasonably priced services from Telmex. See Item 4, “Information on the Company — B. Business Overview — Competition.”

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

On January 2010, the SCT published bid terms for auctioning the 1710-1770/2110-2170 MHz and 1850-1910/1930-1990 MHz spectrum segments under independent processes. The 1710-1770/2110-2170 MHz spectrum was assigned to Telcel and Telefónica, while the 1850-1910/1930-1990 MHz spectrum was assigned to Nextel/Televisa. The awarding of the spectrum segment could open the market to new technologies, such as WiMax, that may compete with some of the services we provide. These auctions and the corresponding awards are currently under legal dispute by Iusacell. We cannot predict the outcome of the legal actions against these auctions and its corresponding awards. As for the auction of the 3400-3700 MHz spectrum segment, the bid call is expected to take place during 2011. We are currently exploring whether to participate in this auction.

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates and Mexican currency devaluation.

Our revenues from international long distance service reflect amounts earned from our customers and our proportion of all settlement payments received from foreign carriers, as well as other international non direct-dialed calls. A portion of all settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 9.6% in 2008, 3.9% in 2009 and 2.1% in 2010. Settlement agreements, principally with AT&T, govern our payment rates to foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and the rates foreign carriers must pay to use our facilities for interconnecting calls billed abroad, but terminating in Mexico.

Since 1997, the international settlement rates applicable to U.S.-originated international calls have been decreasing and may decrease further. Most of our traffic exchanged with foreign carriers in 2009 and 2010 was traffic originated in the United States. Therefore, such reduction has adversely affected our results. Any further reduction in international settlement rates attributable to U.S.-originated international calls would result in a further decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar-denominated revenues decrease and we do not experience an offsetting increase in volume, we may be unable to meet our dollar-denominated debt and other obligations without incurring currency exchange risk.

Devaluation of the Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations, since fixed interconnection tariffs have been established in U.S. dollars and our domestic services are charged in Pesos.

Restrictions on foreign ownership may impair our ability to raise equity capital and limit our growth.

Under the Ley Federal de Telecomunicaciones (the “Federal Telecommunications Law”) and the Ley de Inversión Extranjera(the “Foreign Investment Law”), no more than 49% of the voting equity of a Mexican corporation holding a concession to provide fixed-line telecommunications services may be held by non-Mexican nationals. Absent revisions to the Foreign Investment Law, future sales of equity securities to non-Mexicans would involve securities with limited voting rights or would require a proportional purchase of voting stock by Mexican nationals. These restrictions limit our ability to raise equity capital which could be used to implement our business plan and grow our business.

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

As a foreign private issuer, investors may not be able to obtain as much publicly-available information about us as they would about U.S. issuers of publicly traded securities. In addition, we prepare our consolidated financial statements in accordance with Mexican FRS, which differs from U.S. GAAP in certain significant respects. Therefore, potential investors may not be able to easily ascertain the risks facing us as they would if we were a U.S. company. See Note 20 to our consolidated financial statements for a description of the principal differences between Mexican FRS and U.S. GAAP applicable to us. In addition, we do not publish U.S. GAAP information in our interim financial results.

Risks Relating to Mexico

Downturns in the Mexican economy adversely affect us.

The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. Accordingly, declines in our customers’ spending could have additional negative effects on our revenues. Economic slowdowns in Mexico may have, and in the case of the recent slowdown, have had, additional consequences that impact our business. We also face risks associated with the impact of economic downturns on third parties, such as suppliers, financial institutions and other parties with which we do business. If these parties experience negative effects on their businesses due to the economic slowdown, it could negatively affect our business or operating results.

Currency devaluations may impair our ability to service our debt.

Changes in the value of the Peso relative to the U.S. dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. All of our indebtedness and a portion of our trade payables are denominated in U.S. dollars, while a majority of our revenues and operating expenses are denominated in Pesos. For example, the 24.6% currency depreciation of the Peso against the U.S. dollar that occurred in 2008 resulted in an exchange loss of Ps. 615.2 million, the 3.5% currency appreciation of the Peso against the U.S. dollar that occurred in 2009 resulted in an exchange gain of Ps. 99.1 million and the 5.4% currency appreciation of the Peso against the U.S. dollar that occurred in 2010 resulted in an exchange gain of Ps. 171.0 million.

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

We are a leading provider of Telecommunication and Information Technology services in Mexico. We are focused primarily on multinational corporations, domestic large and mid-size businesses and institutional customers in Mexico (which we refer to as the “enterprise sector”). Through our extensive fiber optic and wireless network, we offer data, internet-related and local telephony services (which we refer to as “value added services”), as well as domestic and international long distance telephony services. Since our foundation in 1995, we have invested approximately Ps. 8,264.5 million in the construction of our network, which currently interconnects with 199 cities throughout Mexico. We believe our network enables us to provide coverage to over 90% of the Mexican market.

Our value added services include managed Internet Protocol (“IP”) telephony, IP virtual private networks, managed Local Area Network (“LAN”)/Wide Area Network (“WAN”), hosting and application services, managed security services, as well as more basic data transport, internet access and transit and local telephony services (which we report as our data, internet-related and local services segment). Our enterprise customers demand services with cutting-edge technology and real-time technical support, and we seek to satisfy these needs through our extensive data network and technical capabilities developed over more than 15 years.

We began providing basic data services to our customers in May 1997 and internet services in July 1998, and the majority of our revenue growth for the last three years has come from the evolution of those services into a broad portfolio of value added services. Between December 31, 2009 and December 31, 2010, revenues from value added services grew by 5.9%. Our value added services accounted for 69.7% of our revenues in 2009 and 75.6% of our revenues in 2010. We believe that the contributions to our revenues and operating income from our value added services will continue to increase in the foreseeable future, as our customers’ needs evolve into more sophisticated data communications systems and applications that require the convergence of telecommunications and information technology.

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

Our network consists of more than 6,700 route-kilometers of high-capacity fiber optic lines that connect metropolitan areas, more than 1,800 route-kilometers of fiber optic lines within metropolitan areas, and five high-capacity fiber optic lines that cross the U.S. and Mexico border. We also have wireless concessions in the 7, 10.5, 15, and 23 GHz bands to provide point-to-point connectivity nationwide and point-to-multipoint connectivity in Mexico City, Guadalajara and Monterrey and their surrounding regions. We use these wireless concessions principally to provide dedicated “last mile” broadband connections to our enterprise clients. Our network is equipped to provide IP virtual private network services in 50 cities, AT&T Global Network services in 28 cities and local telephony in 28 cities, with coverage in the major urban centers in Mexico. Our network connects approximately 5,100 customer locations through dedicated Alestra-owned fiber-optic and wireless access circuits, and approximately 8,300 customer locations via dedicated access circuits leased from third-party carriers.

We are owned 51% by Alfa and 49% by AT&T Mexico, an indirect wholly owned subsidiary of AT&T. Upon the consummation of the AT&T Transactions, Alfa will own 100% of our equity interests. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.” Alfa is one of Mexico’s largest conglomerates, comprised of four groups that participate in key industries around the world, including petrochemicals, aluminum and auto components, processed food and telecommunications. AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and governments. A leading supplier of data, internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting services to large businesses and governments.

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

Our revenues were Ps. 4,672.5 million in 2008, Ps. 4,683.6 million in 2009 and Ps. 4,570.3 million in 2010. Under Mexican FRS, we had a net loss of Ps. 384.3 million in 2008, a net income of Ps. 291.5 million in 2009 and a net income of Ps. 357.5 million in 2010. Under U.S. GAAP, we had a net loss of Ps. 227.1 million in 2008, a net income of Ps. 647.5 million in 2009 and a net income of Ps. 358.7 million in 2010.

Recent Developments

On April 14, 2011, we entered into an Equity Purchase Agreement with AT&T, AT&T Mexico and Alfa, pursuant to which Alfa has agreed to acquire AT&T Mexico’s 49% equity interest in our company (the “Equity Purchase Agreement”). On April 14, 2011, we also entered into a nodes purchase agreement with AT&T, AT&T Mexico and Alfa, pursuant to which AT&T Mexico has agreed to purchase from us the telecommunications nodes and customer equipment (the “Nodes”) required for the provision of AT&T Global Services in Mexico (the “Nodes Purchase Agreement” and, together with the Equity Purchase Agreement, the “AT&T Transactions”).

Consummation of the AT&T Transactions is subject to customary conditions, including: (i) receipt of certain regulatory approvals; (ii) absence of any law or order prohibiting the closing of the transactions; (iii) subject to certain exceptions, the accuracy of representations and warranties; and (iv) payment of certain amounts due to AT&T and AT&T Mexico. The AT&T Transactions are expected to close in the second half of 2011.

Upon the consummation of the AT&T Transactions, (i) Alfa & AT&T Mexico will terminate the Amended and Restated Joint Venture Agreement (as defined herein), and (ii) we and AT&T Mexico will enter into an Equipment Lease Agreement pursuant to which we will lease from AT&T Mexico the Nodes required for the provision of AT&T Global Services in Mexico (the “Equipment Lease Agreement”) until December 31, 2012. The Equipment Lease Agreement is subject to early termination if AT&T Mexico acquires the necessary licenses and regulatory approvals to offer, directly and independently from us, AT&T Global Services within Mexico, prior to December 31, 2012.

Upon the termination of the Equipment Lease Agreement, we and AT&T Mexico will enter into several commercial agreements pursuant to which we will provide certain telecommunication services to AT&T Mexico. In addition, following the termination of the Equipment Lease Agreement, we and AT&T will terminate the AGN Agreement. See “Item 3—Key Information—D. Risk Factors—Risks Related to Us—Our rights to offer AT&T Global Services to customers in Mexico are dependent on the AGN Agreement, the termination of which could adversely affect our business, results of operations and financial condition.”

Capital expenditures

During the past three years, we have concentrated our investments in “last mile” access for new customers and new services. Our capital expenditures for 2008, 2009 and 2010 amounted to Ps. 793.4 million, Ps. 937.3 million and Ps. 788.9 million, respectively. From January to February of 2011 we invested Ps. 92.2 million primarily to provide “last mile” access. All of our investments have been made in Mexico. We do not expect that any single capital expenditure in 2011 will have a material impact on our operations or financial results. Our estimated total capital expenditures according to our 2011 annual budget is Ps. 928.7 million.

We believe that our cash flow from our operations is sufficient to fund our capital expenditures and the servicing of our short term debt in 2011. For a discussion of our capital expenditures and liquidity, see Item 5, “Operating and Financial Review and Prospects — Liquidity and capital resources.”

B. Business overview

Summary of Material Licenses

Service mark

During 2007 we launched the use of the commercial brand name “Alestra” together with the AT&T brand, to allow a transition from the AT&T brand to the Alestra brand commencing in November 2007. At the same time, we stopped using the AT&T mark and logo in all of our materials, except as a tag line below our Alestra mark.

Pursuant to our agreement with AT&T, we ceased using the AT&T name as a tag line on November 18, 2008. After that date, we were permitted to use the AT&T Global Services phrase for the limited purpose of providing AT&T Global Services within Mexico on a nonexclusive basis for the term of the AGN Agreement. After the termination of the AGN Agreement, following the consummation of the AT&T Transactions, we will be required to cease using any of AT&T’s intellectual property. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments” and “Item 3—Key Information—D. Risk Factors—Risks Related to Us—Our rights to offer AT&T Global Services to customers in Mexico are dependent on the AGN Agreement, the termination of which could adversely affect our business, results of operations and financial condition.”

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

•

AT&T Global Services. To meet all of the global or international needs, we are part of the AT&T Global Network (“AGN”). This gives us an active role in serving all multinational accounts requirements in Mexico by providing; Enhanced Virtual Private Network, International Packet Service, Global Managed Internet Services and AT&T Virtual Private Network. After the termination of the AGN Agreement, following the consummation of the AT&T Transactions, we will no longer provide AT&T Global Services. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments” and “Item 3—Key Information—D. Risk Factors—Risks Related to Us—Our rights to offer AT&T Global Services to customers in Mexico are dependent on the AGN Agreement, the termination of which could adversely affect our business, results of operations and financial condition.”

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

•

Managed Videoconference and Telepresence Solutions. This service provides the end user with High Definition videoconferencing equipment, managed by Alestra, connected to a managed VPN or Internet enabling and end-to-end seamless solution. In addition, we offer a public videoconference bridge on a subscription basis, allowing the customer to connect several videoconference rooms during a single session (multisite videoconferencing) and providing capabilities to allow the customer to connect with videoconference systems outside the domain of the customer, including, for example, customers or suppliers.

•

LAN and Wireless LAN Managed Solutions. The LAN and Wireless LAN (“WLAN”) become a crucial factor to ensure proper quality and end user experience, as more end user technological applications become “IP-enabled” and since all communications use, and sometimes contend for, the same network capacity and resources. Alestra LAN and WLAN managed service designs, deploys and operates this infrastructure within the customer’s facilities, ensuring end to end quality of service for all applications mounted on top of the customer LAN.

•

Streaming and Content Distribution Network. This service allows a company to implement a safe and secure content repository platform in which they can post content including, for example, videos. This service is similar to the “YouTube” public platform, but enables access control and rights content management. Therefore, it allows enterprises to implement their own video hosting intranet and to post confidential content delivered over public or private IP networks. This platform also allows posting content on demand (VoD) and live events.

•

End User Help Desk. For those enterprises contracting the IP Communications Suite and the Managed LAN service, Alestra has extended its capabilities to offer the End User Help Desk. Traditionally, an external service provider receives tickets and requests from IT or Infrastructure Management, called the service provider Network Operations Center (“NOC”). The End User Help Desk allows Alestra customers to call an Alestra team supporting their requirements directly. By integrating this End User Help Desk with the NOC, Alestra has more tools, capabilities and information to properly diagnose and resolve any technical issue the customer may encounter, both at the infrastructure level and end user level.

•

Hosted and dedicated Contact Center Solution. With a mix of dedicated and hosted (shared) technological platforms, Alestra has released a suite of solutions for large Contact Centers, including voice, data and specialized applications, such as Interactive Voice Response, Predicting Dialing, Recording and Automatic Overload. The

flexible platform also offers some other typical functions from the Alestra Data Center, such as Telemarketing, Customer Care, Billing and Collection. This platform provides Contact Centers who, due to the smaller number of agents employed, do not invest in a specialized platform and, therefore, do not have access to the same technological resources as those offered in large Contact Centers under a subscription model. The Alestra suite offers suitable solutions for enterprises from 10 agents to large Contact Centers with 400 agents or more.

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

•

Strategic Information Security Consulting Services. Business Impact Analysis (“BIA”), Disaster Recovery Plans (“DRP”), Risk Management and PCI Compliance are consulting services designed to help our customers to enable or improve their information security practices.

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

•

DRP Solutions. This service takes advantage of our data center locations in Mexico, Monterrey and Guadalajara along with different services such as VPN, Ethernet and security services to enable alternate data rooms for our customers, which can be used as hot or stand-by recovery sites.

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

Since 2007, we have launched several services offering information security best practices and technologies to protect the information assets of our customers, such as our security operations center.

In 2010, the Information Security Division developed and implemented in the Mexican market specialized consulting services in several security areas, including Risk Management, DRP, Information Security Governance, Security Assessment, Access Control and Policy Development, among others. We expect to continue to develop more information security services in 2011.

Local Service

Our local service offers the enterprise market a direct connection to the Public Switched Telephone Network (“PSTN”), enabling local, cellular, long distance or operator assisted calls. Service is available in 28 cities: Mexico City, Monterrey, Guadalajara, Aguascalientes, Cd. Juárez, León, Puebla, Querétaro, San Luis Potosí, Saltillo, Toluca, Torreón, Tijuana, Nuevo Laredo, Matamoros,

Reynosa, Morelia, Chihuahua, Pachuca, Celaya, Cuernavaca, Tampico, Culiacán, Hermosillo, Mexicali, Mérida, Cancún and Veracruz. Our management expects that our local service will continue to grow based on increased business customer demand.

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

Enlace Digital: This commercial program offers digital trunks to connect our customer switchboard directly to our network, thereby enabling local, cellular, long distance or operator assisted calls. There are two types of signals that Enlace Digital supports: CAS-R2 and ISDN PRI. This service can be offered through digital radio waves or fiber optic lines and is currently available in all 28 cities of coverage.

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

Enlace Total Multiservicio: This commercial program provides local, long distance, cellular, 800 number, operator assistance calls and dedicated Internet in a complete bundle offer using IP technology through a common dedicated IP access. We offer this commercial plan in all 28 cities of coverage.

Enlace IP: This service variant offers the customer access to all of the above mentioned commercial models using the latest access technology based on the SIP Protocol and Ethernet Interface. This represents important savings to the customer’s infrastructure on large implementations because a single interface (Ethernet) can support a few trunks or hundreds of them.

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

For enterprises, with the addition of new applications under the convergence portfolio, our pricing strategy is not focused on tariffs for traditional services, such as local and Internet, but rather on creating integrated solutions, where individual components are not the decision drivers given that the customer is willing to pay more for increased simplicity in operations, capital expenditures savings and seamless service quality under a single vendor.

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

Business Customers. We have national market coverage through our presence in different cities: 199 for long distance service, 50 for VPN, 28 for data/Internet and 28 for local service. We have nearly 400 sales, marketing and e-business professionals dedicated to identifying, attracting and retaining business customers. We also have a Value Added Reseller program that incorporates more than 200 agents with more than 950 account executives, extending our presence to 80 cities. In addition to basic services, we offer to business customers a variety of advanced voice, data and convergent services to increase revenues per customer and reduce customer churn. We also deliver customized bundled offers, including the key services and value-added features such as fraud control and reports-on-demand. We mainly target four groups of business customers, as well as Federal government agencies and some Vertical Markets.

•

Large and Affiliate Mexican Corporations. We characterize large corporations as our top 500 national accounts. Affiliates include corporations such as Alfa and their subsidiaries and related entities, with whom we or our shareholders are or have been affiliated. We actively market to these entities and have been successful in attracting these companies as customers.

•

Small- and Medium-Sized Businesses. Small- and medium-sized businesses include those that generate monthly billings of between Ps. 2,500 and Ps. 100,000. Small- and medium-sized businesses represent the largest part of our business segment in terms of number of accounts and volume. We believe that in most cases these companies are underserved by Telmex and that we can help them become up to date on the latest telecommunication technology.

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

•

Federal Government Agencies: Federal agencies require increasingly more complex Telecom and IT integrated solutions. We have created an organization specialized in building strategic relationships among the main Federal government agencies to help them to develop their own technological strategy. We are able to support their technological strategy with our current services while developing customized high value solutions.

•

Vertical Markets: We have developed a suite of solutions specifically applied to the Education and Healthcare industries. Healthcare solutions, including Radiology Information, Medical Record and Infant Protection Systems, are enabled at our Data Center and are made available to small- and medium-sized hospitals under a subscription model or through a software, as an individual Service offer. This suite of solutions allows small- and medium-sized hospitals access to state of the art applications and solutions currently only affordable to large hospitals. The same model applies to the Education solutions, in which we offer access to Learning Management Systems, Capture Lecture Platforms, and Collaborative Learning Applications also under a subscription model. This vertical approach will be extended to other business sectors, including Financial, Retail, Manufacturing and Logistics during 2011 and 2012.

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

Advertising and Public Relations. We believe that effective advertising stimulates demand for our services. We advertise using, billboards, radio, Internet, newspapers and specialized business periodicals as well as direct marketing campaigns. In addition, in the past we have also sponsored sports events and teams, educational programs and cultural activities. We believe that building credibility - as an ignition element for any communication, before demand stimulation - is essential to ensure a solid brand reputation and the trust necessary to place our services in the Mexican market. In this respect, our public relations efforts create an informed opinion among third parties (journalists, leaders of public opinion, government officials, business partners, the financial community, consumers, etc.) in order to multiply messages regarding the promotion of advanced telecommunications solutions and consultancy aimed at sales activities. During 2009, we focused on the use of the commercial brand name “Alestra” to position it in all markets, through a campaign consisting of mass media advertising activities (including TV, billboards, magazines and radio). We will continue with our advertising activities to increase the Alestra brand recognition. In 2010, our marketing campaign was centered on the slogan “Alestra, the new IT in Mexico”, using the commonly understood definition of “IT” as Information and Telecommunications, instead of Information Technologies. This new campaign sought to create a new image of Alestra among our targeted customers (enterprises, specialized press and business analysts) as offering not only voice and data services generally associated to carriers and service providers, but also a suite of applications, now packed or grouped within the Information Technologies Domain, such as convergence applications, Business Continuity Technology Solutions, Disaster Recovery Plan and supported solutions, Information Security Governance, and auditing and compliance strategies and supported solutions.

In November 2007, we built our Experience and Innovation Center called Sperto. Sperto is an open space where we demonstrate our visiting customers and prospective clients the usages, characteristics and benefits of our new services and solutions. With a team of more than 60 specialists in different areas, our speaker biro has a portfolio of more than 50 conferences, which are chosen according to the specific needs of the customer visiting Sperto. At Sperto, we also have testing and demonstration rooms in which we can display more than 20 scenarios showing the newest solutions to real environment situations. The customer can test these solutions to understand the benefits they can bring to a particular environment. Sperto is also a space where we invite our customers to be part of our Service Development Process, by participating in Innovation Round Tables, where customers are invited to post their needs and problems and, in conjunction with our specialists, find and propose new services, capabilities and solutions for their particular requirements. We use this feedback as valuable information for our Service Development Strategy. Sperto won international recognition in 2010, when it was awarded the World Class Marketing Prize granted by the Association of Briefing Program Managers. Since its opening, more than 400 companies and 1,400 visitors have visited Sperto, attending more than 3,000 conferences and live demonstrations.

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

Customer service

We have been able to distinguish ourselves from our main competitors, Telmex and Axtel, by offering superior customer service. In 2010, our TRI*M index showed Alestra above our main competitors. The TRI*M index is a ranking system which measures the strength of client retention, offering a unique measure of how customers perceive us. We have two main customer service centers, one for business customers and the other for residential customers, which are designed to provide service and support for each one of our business units. We also have an operator service center to provide call processing assistance and directory assistance and two help desk service centers to provide technical support, one for Internet and the other for e-services (web hosting). All of our service centers operate 24 hours a day, 7 days a week.

Our business customer service center received a total of 321,858 calls during 2010 regarding product and general service inquiries, billing inquiries and fault reports. Our customer service centers maintain world class indexes (our average speed of answer was less than 13 seconds and the abandon rate percentage was less than 5%). More than 91% of inquiries were resolved on time. Furthermore, our customer satisfaction surveys were modified in 2010 to be more challenging, trying to reflect Excellence in Service. 85% of our customers responded “Very Satisfied” or “Extremely Satisfied” with our service.

In addition, our business customer service center has been awarded, for the fourth consecutive year, the National Excellence Award in Contact Center during the 2010 Global ContactForum, a national event organized by the Instituto Mexicano de Teleservicios (IMT), for our internal intelligent metrics. We have received prior awards in the areas of Top Customers and Government Service Center and Customer Care Manager.

Our customer service centers continue to seek high customer satisfaction by providing ongoing training to our customer service representatives and management staff and by keeping services on a level comparable with world-class centers.

Customer activation, billing and collection policies

Activation. At the time a salesperson receives an order for service, the information provided by the prospective customer is checked against our internal customer systems and external Credit Bureau databases. If the customer’s credit history is in good standing we proceed, otherwise a pre-payment or guarantee could be requested.

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

Collection. Bills for residential customers may be paid in more than 7,400 bank branches, and approximately 12,377 supermarkets, convenience stores and public telegraph offices, or electronically through banks or our website. We give customers the option to charge the monthly invoice balance to credit card or checking accounts. Bills for business customers are paid mainly with electronic funds transfers or in cash at banks. There is no seasonality in our collection.

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

Sales and revenue by category of activity

See Item 5, “Operating and Financial Review and Prospects.”

Competition

Our main area of competition is in value-added services for the business sector. Voice services have been a complement to this area for several years.

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

Telmex also dominates the broadband access market, with 7.4 million subscribers, from an estimated of 10.8 million total broadband access subscribers, at the end of 2010.

In data and IP networks, we have increased our market share since 2007 as a result of our robust service portfolio in managed services. We compete primarily with Telmex in the corporate and medium business segment.

In terms of hosting services our main competitors are Telmex (which uses the commercial name Prodigy Triara Hosting for its hosting services), Six Sigma Networks S.A. de C.V. (“Kio Networks”) and Diveo Internet de México S. de R.L. de C.V. (“Diveo”).

In January 2010 the SCT began an auction process from the Mexican government-owned company Federal Electricity Commission (Comision Federal de Electricidad or “CFE”) of two of its dark fiber optics. Telefónica, Televisa and Megacable, acting as a consortium, won the auction process for the FTC’s fiber-optic infrastructure, driving more competition to the data market.

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

In 2008, cable operators entered the local service market. Their services are based on VoIP and they aim to protect their current video customer base in the consumer subsegment. Cable operators continue to consolidate, with Televisa and Megacable the largest competitors among cable operators. Another fixed-line competitor with copper lines access is Maxcom Telecomunicaciones, S.A. de C.V. (“Maxcom”), but it only has limited coverage.

Regarding wireless access, Telmex, Nextel and Axtel all own WiMax spectrum, but only Axtel has deployed services. Additional availability of WiMax spectrum is required to increase competition in this area, and we expect that the SCT will hold an auction of WiMax in the months ahead.

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

Telmex’s broadband ADSL service reached 7.4 million subscribers at the end of 2010 while its internet dial-up customer base fell to 0.90 million subscribers. Telmex’s DSL service, as a proportion of total access lines, will increase from 29% at the end of 2010 to 39% by 2015. In value-added internet services, Telmex formed an alliance with Microsoft Corporation in 2000, launching the T1MSN portal and changing its brand name to Prodigy. Additionally, its Prodigy Triara hosting service merged with the Prodigy services portfolio. By the end of the third quarter of 2010, according to Pyramid Research, Telmex had a 74% market share of both broadband and internet dial-up subscribers. However, cable operators have started to play a more prominent role in the Mexican market with the joint marketing initiatives undertaken by Grupo Televisa and Megacable.

In the core data services market, Telmex has leveraged its local coverage to become the market leader in private lines and frame relay services. Telmex’s data services are currently estimated at approximately 29% of market share in terms of revenues.

Axtel

Axtel is a fixed wireless company founded in 1994. Axtel has several nationwide wireless spectrums: 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access, the last one being the most used for its current local service. Its network included 39 cities with local service at the end of 2010. In the fourth quarter of 2006 Axtel acquired Avantel, S. de R.L. de C.V. (“Avantel”). This acquisition increased Axtel’s market position in the small and medium businesses segment and also enhanced its service portfolio in the large corporate segment with Avantel’s services portfolio. In 2007, Axtel launched its pre-WiMax service.

According to Select, as a result of its acquisition of Avantel at the end of third quarter of 2008, Axtel has increased its market share, however, it has declined during 2009.

As of December 31, 2010, Axtel recorded a total of 1.4 million Revenue Generating Units (the sum of voice lines and subscribers of broadband Internet that generate recurring revenue for the company, or “RGUs”), compared with 1.1 million RGUs in the same period last year, representing a growth of 21%.

In terms of total customers, Axtel recorded 764,000 as of December 31, 2010, an increase of 12% when compared to the same period in 2009.

As of December 31, 2010 Axtel had a base of broadband subscribers totaling 315,000.

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

Since 2005, Telefónica Móviles México S.A. de C.V. (“Telefónica Móviles México”), a subsidiary of Telefónica, has focused strongly on mobile telephone services and deployed an aggressive commercial strategy against Telcel.

As of December 31, 2010, Telefónica Móviles México had 20.2 million accesses, an increase of 14.1% when compared to the same period of 2009. This increase was driven by the strong advance in the contract segment, which recorded an increase of 49.3% when compared to the same period of 2009. Telefónica Móviles México consolidated its position in the market, reaching a mobile services market share for 2010 of approximately 21%.

Other Competitors

Our other competitors in voice and data markets are Telcel, Maxcom, Iusacell and Nextel.

Regulatory framework and bodies

Telecommunications services in Mexico are governed by the Federal Telecommunications Law, the General Communications Means Law (Ley de VíasGenerales de Comunicación) enacted in 1940, the Telecommunications Rules (Reglamento de Telecomunicaciones) enacted in 1990, certain rules promulgated under the Federal Telecommunications Law and international trade agreements entered into by Mexico and the World Trade Organization (together, the “Telecommunications Regulations”). The Telecommunications Regulations define the regulatory structure applicable nationwide to the telecommunications infrastructure and the supply of telecommunications services. They govern, among other things, applications to install, maintain and operate telecommunications networks, the establishment of technical standards for the provision of telecommunications services, and the granting, revocation and modification of concessions and permits.

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

In January 2010 the SCT began the auction process for the 1850-1910/1930-1990 MHz and 1710- 1770/2110-2170 MHz spectrum segments, which concluded in June 2010. However, legal disputes have arisen in this regard and although several procedures filed have been dismissed there are several still pending. Also, the auction of the 3400-3700 MHz spectrum segment could take place anytime during 2011. These auctions could open the market to new concessionaires and technologies, such as WiMax, that may compete with some of the services we provide. We cannot predict the outcome of any such auction.

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

Concession maintenance requirements. Our telecommunications public network concession and our wireless concessions will be immediately terminated pursuant to the Federal Telecommunications Law upon:

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

Every year we engage in negotiations with Telmex on the terms and conditions, including rates, applicable for the following year interconnection. If we are not able to reach an agreement, the Federal Telecommunications Law provides that within60 days Cofetel will resolve any interconnection disagreement between concessionaires. The interconnection agreements provide, however, that the terms and conditions of the agreements will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively to the first day of the year in which it is intended to be used.

During 2007, we reached a new agreement with Telmex for 2008, except for off-net charges, in which Cofetel, as required by Alestra, issued a resolution stating the rates for 2008. Regarding interconnection terms and conditions for 2009, we did not reach an agreement with Telmex, and therefore Cofetel issued a resolution stating the terms and conditions to be applied by Alestra and

Telmex for 2009, including a U.S.$0.008 per minute tariff for the interconnection services. During 2010, we did not succeed in reaching an agreement on the terms, conditions and tariffs to be applied between Telmex and Alestra. Therefore, Cofetel was once again required to issue a resolution, confirming the terms and conditions to be applied at the U.S.$0.008 per minute tariff for the interconnection service.

We have not yet reached an agreement with Telmex for 2011. Therefore, we have once again requested the intervention of Cofetel to resolve the terms and conditions that were not agreed upon, including the rates to be applied during 2011. Telmex has disputed the 2008, 2009 and 2010 resolutions. As of December 31, 2010, the amount under dispute was Ps. 439.6 million, out of which Ps. 361.6 million have been deposited in an escrow account with a Mexican trustee and is expressed in our consolidated financial statements as restricted cash, Ps. 61.4 million have been objected and paid to Telmex and Ps. 16.6 million have been objected and retained by Alestra, as established in the agreements executed among the parties and as required by the corresponding litigation processes from time to time. As of this date, we are unable to estimate the outcome of this dispute and its consequences.

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

We are entitled to receive net settlement payments from AT&T, the carrier in the U.S. with whom we interconnect, pursuant to a duly registered international interconnection agreement. This agreement, and agreements we have entered into with other carriers, including Teleglobe Canada Inc., Telefónica de España, S.A.U. and British Telecommunication plc, are similar to those agreements other Mexican long distance carriers have with corresponding foreign carriers. These agreements govern the payment rates between Mexican carriers and foreign carriers for the exchange of international call traffic billed in Mexico, and between foreign carriers and Mexican carriers for the exchange of international call traffic in calls billed abroad.

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

Off-net charges (Long Distance-to-Long Distance Interconnection)

Telmex bills us a higher per-minute charge to terminate calls on its network in cities outside of those 199 cities with which we are interconnected. This traffic in minutes represented about 20% of our total minutes of traffic for 2009 and 6% for 2010.

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

However, we did not reach an agreement with Telmex for 2008, 2009, 2010 and 2011 and therefore, have requested the intervention of Cofetel. Cofetel’s rulings were issued on August 27, 2008, February 2, 2009, April 14, 2010, and stated that the exchange of traffic to local service areas that are not opened to competition, and therefore have no interconnection point available, are in fact interconnection services. In its ruling, Cofetel maintained its position that the tariffs that we must pay to Telmex for the provision of this service must be cost-oriented. Among other requirements, Cofetel established a U.S.$0.008 per minute tariff for the interconnection services (off-net charges), applicable until December 31, 2010, instead of Ps 0.75 per minute. We are complying with Cofetel’s resolutions, and although Telmex is challenging them, we and Cofetel are defending their legality. On September 30, 2009, we entered into a transaction with Telmex, amended on July 30, 2010, whereby we have established a trust in order to deposit the full amounts claimed by Telmex for 2008, 2009 and 2010 services (Ps. 0.75 per minute instead of U.S.$ 0.008 per minute tariff), until a final decision has been made by the court. As of December 31, 2010, the amount under dispute was Ps. 439.6 million, out of which Ps. 361.6 million have been deposited in an escrow account with a Mexican trustee and is expressed in our consolidated financial statements as restricted cash, Ps. 61.4 million have been objected and paid to Telmex and Ps. 16.6 million have been objected and retained by Alestra, as established in the agreements executed among the parties and as required by the corresponding litigation processes from time to time. At this point in time we are unable to predict the outcome or consequences of such actions or if the tariffs contained in such resolution will prevail.

Regarding terms and conditions for off-net charges and other issues for 2011, we have not yet reached an agreement with Telmex and therefore we requested the intervention of Cofetel to resolve the terms and conditions not agreed upon, including the rates to be applied during 2011. We are expecting to have a resolution in the first half of 2011. As of this date, we are unable to estimate the outcome of the dispute and its consequences.

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

On August 31, 2006, Cofetel issued the resolution applicable to this interconnection dispute and the corresponding interconnection charges. Nevertheless, Telcel and us both challenged this resolution trying to obtain, respectively, lower and higher rates than those determined by Cofetel. Finally, on December 15, 2006 we agreed with Telcel on the applicable interconnection rates for traffic termination in Telcel’s mobile network under the “calling party pays” system. As a consequence of the agreement, we increased our long distance rates, including international settlement rates, in order to pay the mobile terminating network rate of Ps. 1.34 per minute in 2007, Ps. 1.21 per minute in 2008, Ps. 1.09 per minute in 2009 and Ps. 1.00 per minute in 2010. During 2008, we faced an increase in by-pass traffic since some entities began to terminate cheaper mobile traffic using mobile end users services. As a consequence, during 2008 and 2009 we reduced the traffic to be terminated with the mobile networks. With regards to the terms, conditions and other issues for interconnection related matters for 2011, we have not yet reached an agreement with Telcel, Telefónica and Iusacell. Therefore we have requested the intervention of Cofetel to resolve the terms and conditions not agreed upon, including the rates to be applied during 2011. We are expecting to have a resolution in the first half of 2011. As of this date, we are unable to estimate the outcome of the dispute and its consequences.

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

In addition to the aforementioned tax, as of January 1, 2010, telecommunications services are subject to a special tax established in the Special Tax on Production and Services Law (Ley del Impuesto Especial Sobre Producción y Servicios or “LIEPS”) which consists of a 3% surcharge on certain telecommunication services included in the price and prior to the corresponding VAT.

C. Organizational structure

We are owned 51% by Alfa and 49% by AT&T. AT&T holds its equity in us through its subsidiary AT&T Mexico. Upon the consummation of the AT&T Transactions, Alfa will own 100% of our equity interests. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.”

Prior to October 18, 2007, we were owned 51% by Onexa. On that date, Onexa’s shareholders entered into an agreement to merge with Alfa. This merger was conditioned on Mexican governmental approval and was effective on March 31, 2008. After the effective date of the merger, Alfa replaced Onexa as our direct shareholder. The following diagram depicts our overall organizational structure:

Alfa is one of Mexico’s largest conglomerates, comprised of four groups that participate in key industries around the world, including petrochemicals, aluminum and auto components, processed food and telecommunications. As of December 31, 2010, Alfa’s total assets amounted to Ps. 112.3 billion, with revenues and operating income for 2010 of Ps. 136.4 billion and Ps. 10.8 billion, respectively.

AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers, and government. A leading supplier of data, internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting to large businesses and governments.

On November 14, 2000, we restructured our capital without changing the above-referenced ownership proportions as follows: 35% of our capital is represented by Series A shares and Series B shares, and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Mexico holds 49% of the N stock and Alfa holds the other 51%. Alfa continues to hold 100% of the Series A shares and AT&T Mexico continues to hold 100% of the B shares. Upon the consummation of the AT&T Transactions, Alfa will own 100% of our equity interests. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.”

Our notes are not guaranteed, secured or otherwise supported by our equity holders. Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

We have entered into a joint venture agreement with our equity holders, as amended on November 30, 2005 (the “Amended and Restated Joint Venture Agreement”) and have adopted bylaws, each of which governs the relationship between the equity holders and us. Upon the consummation of the AT&T Transactions, Alfa and AT&T Mexico will terminate the Amended and Restated Joint Venture Agreement. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.” Our 1,696 employees are employed through our subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”), which is organized under the laws of Mexico. We hold 99% of the capital stock of Servicios Alestra. Our employees are paid by that entity with funds provided by us on a monthly basis under a management and services agreement.

On August 10, 2010, we acquired 90.53% of Alestra Telecomunicaciones Inalámbricas, S. de R.L. de C.V. (“Alestra Telecomunicaciones Inalámbricas”), which is organized under the laws of Mexico. As of today, this subsidiary does not have any operations.

D. Property, plants and equipment

Our network

Network components. As of December 31, 2010, we have invested more than Ps. 8,264.5 million in our technologically advanced fiber-optic network. Construction of the original design for our long haul network was completed in 1997. Our average network reliability in 2010 was 100% for our backbone, 100% for last-mile solutions based on fiber optic equipment and 99.9965% for last mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state-of the-art technology. Our network was constructed and is operated in accordance with the reliability, redundancy and restoration standards of AT&T’s U.S. network. The key components of the network, all of which are directly owned by us, include:

•	Over 6,700 route kilometers of long-haul and intra-city network, mostly with Lucent True Wave fiber-optic underground inter-city facilities;

•	Approximately 1,800 route kilometers of metropolitan area fiber-optic facilities;

•

Two dense wave division multiplexing (“DWDM”) ultra-high-capacity optical transmission systems, capable of transmitting 40 gigabytes per second (“Gbps”) and 400 Gbps respectively, these may be easily updated to support 800 Gbps;

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

We have over 3,000 agreements in place with highways, railroads and utilities companies that provide us with rights-of-way throughout Mexico. Right-of-way is the right to use someone else’s property for specified purposes. These rights-of-way are acquired by us through the payment of a monthly fee. Our network consists of both public and private rights-of-way in toll roads, Federal and State public roads, railroads, municipalities, over power companys’ CFE poles and in specific private lands. We believe these rights-of-way provide barriers to entry for potential facilities-based new competitors in the facilities-based services market.

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

Fiber-optics. Our inter-and intra-city fiber-optic network is 6,700 kilometers in length and consists of three fiber-optic inter-city rings with the transmission capabilities of DWDM and synchronous digital hierarchy (“SDH”) architecture. The network is located in the following areas:

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

We own metropolitan rings in 30 main cities. SDH and Ethernet technologies are used to provide all services as allowed by our long distance and value-added services concessions.

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

Our signaling network is connected to AT&T and other world-class carriers through international SS7 signaling interfaces. These signaling interfaces allow us to interface with other network and telecommunication services providers, and allow us to provide advanced services.

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

Direct access. Our direct access facilities allow our customers to access our network directly and avoid interconnection with local exchange carriers and incumbent networks like Telmex’s. We have deployed metropolitan fiber-optic rings consisting of approximately 1,700 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juarez, Tijuana, San Luis Potosi, Queretaro, Leon and other cities in Mexico, each of which has been deployed using an SDH ring, IP/Ethernet or ATM architecture. To date, we have 104 metropolitan miniPOPs in our metropolitan rings acting as hubs to connect enterprise customers and some corporate buildings to our network, and more are scheduled for construction every year as customer demand increases. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

Wireless facilities. We hold two national point-to-point concessions to provide wireless connectivity to business customers (one in the 15 GHz band and one in the 23 GHz band). We also hold three point-to-multipoint concessions in the 10 GHz band covering

Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacan, Mexico, Hidalgo and Morelos which provide direct access to our small business customers. We lease wireless frequency capacity from Conectividad Inalámbrica 7GHz, S. de R.L., a joint venture between our equity holders and a subsidiary of Axtel, which acquired rights to use a concession in the 7 GHz band with national coverage to provide wireless connectivity to business customers and to expand the network infrastructure. To provide less capital-intensive direct access facilities and network interconnection in selected smaller cities (and for redundancy purposes), we have deployed 53 radio towers in our network. On these towers we have selectively deployed point-to-point and point-to-multipoint digital microwave transmission equipment. Our main suppliers of digital microwave equipment include Alcatel-Lucent Mexico, S.A. de C.V. (“Alcatel-Lucent”), Alvarion, Ltd (“Alvarion”), Microwave Networks International (“MNI”), Aviat Networks Mexico S.A. de C.V. (“Aviat Networks”) and SIAE Microelettronica S.p.a. (“SM”). A continuous process of evaluation is performed among current and potential technology suppliers.

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

Other properties

Our other principal properties consist of management and customer service offices in Monterrey, Guadalajara and Mexico City, and sales offices and network infrastructure sites such as points of presence and regenerators that are located throughout Mexico. We own, or possess pursuant to leases, land totaling approximately 69,000 square meters on which our management offices, sales offices, customer service centers and points of presence are located. Our administrative offices are located in Monterrey and Mexico City and our principal operations center is located in Monterrey.

Item 4.A. Unresolved Staff Comments.

Not applicable.

Item 5. Operating and Financial Review and Prospects.

A. Operating results

Basis of presentation

Our consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. Note 20 to our consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of our net income (loss) reported under Mexican FRS for the years ended December 31, 2008, 2009 and 2010 and our total stockholders’ equity as of December 31, 2009 and 2010.

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

Our cost of data, internet and local access consists primarily of direct access and backbone services. Direct access costs are related to last-mile access to extend our network to customers’ premises. In addition, backbone services are primarily related to capacity usage, in order to connect multiple customers to our network.

Our cost of domestic and international long distance consists primarily of local access charges and resale expenses which are paid on a per-minute basis primarily to Telmex, international settlements payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us, and fees for leased lines which are typically paid on a per-circuit per-month basis to Telmex and other last mile access providers.

The following table sets forth information regarding our revenues:

	2008 (1)		2009 (1)		2010 (1)
Data, internet and local services	Ps 2,950.1	63.1%	Ps 3,263.0	69.7%	Ps 3,456.0	75.6%
Domestic long distance	1,047.8	22.4%	1,036.7	22.1%	857.6	18.8%
International long distance	674.7	14.4%	384.0	8.2%	256.7	5.6%

Total	Ps 4,672.5	100%	Ps 4,683.7	100%	Ps 4,570.3	100%

(1)	Information expressed in millions of adjusted nominal Pesos.

The following table sets forth certain statistical data regarding our operations:

	2008		2009		2010
Long distance lines in service at end of period:
Business	82,177		91,338		100,469
Residential	172,916		116,382		74,768
Minutes of use for the period (1):
Domestic long distance	1,760,324	67%	1,641,368	77%	1,326,056	79%
International long distance	862,024	33%	484,586	23%	353,870	21%

Total	2,622,347	100%	2,125,954	100%	1,679,926	100%

(1)	In thousands.

Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operations are significantly impacted by economic conditions within Mexico.

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year Ended December 31,	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of the End of Each Year
1998	18.6%	24.6%	4.9%	$30.1 billion
1999	12.3%	21.3%	3.9%	$30.7 billion
2000	9.0%	15.3%	6.6%	$33.6 billion
2001	4.4%	11.3%	(0.2)%	$40.9 billion
2002	5.7%	7.1%	0.8%	$48.0 billion
2003	4.0%	6.2%	1.4%	$57.4 billion
2004	5.2%	6.8%	4.1%	$61.5 billion
2005	3.3%	9.2%	3.2%	$68.7 billion
2006	4.1%	7.2%	5.2%	$67.7 billion
2007	3.8%	7.2%	3.3%	$78.0 billion
2008	6.5%	7.7%	1.5%	$85.3 billion
2009	3.6%	5.4%	(6.1)%	$90.8 billion
2010	4.4%	4.4%	5.5%	$113.6 billion

Source: Banco de México.

A portion of our cost of services and a significant portion of our operating expenses are indexed by inflation. Accordingly, increases in inflation will generally increase our cost of service and operating expenses. We generally have fixed contracts with our customers and in the event we are unable to raise our rates to incorporate increases in inflation, our results will be adversely affected.

Impact of foreign currency fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. As of December 31, 2010, the amount of our notes, bank loans, notes payable and capital leases denominated in U.S. dollars was Ps. 2,998.3 million.

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

Periodically, we assess our exposure and consider opportunities to manage this risk, including through the use of hedging instruments. In October 2010, we entered into a currency hedge to minimize the effect of fluctuations in the Mexican Peso - U.S. dollar exchange. We sought to hedge the interest payment of our senior notes due 2014 through two foreign exchange forward contracts. These purchase contract agreements were both in an amount of U.S.$11.75 million in February 2011 and August 2011 at an exchange rate of Ps. 12.463 per U.S.$1 and Ps. 12.611 per U.S.$1, respectively. In addition, we had a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. The effect of this embedded derivate was a profit of Ps. 1.2 million in 2010 and a loss of Ps. 2.6 in 2009.

See Item 3, “Key Information — Selected Financial Data” for a discussion of exchange rates.

IETU

On October 1, 2007, the Mexican government made changes to its tax system, which took effect on January 1, 2008. The changes introduced a flat tax (Impuesto Empresarial a Tasa Única, or “IETU”), which replaces the Mexican asset tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. Taxpayers will calculate IETU tax at 17.5 percent of an income determined based on the cash flow (although transitional rates of 16.5 percent and 17.0 percent apply in 2008 and 2009, respectively). If the IETU tax is a positive amount, the enterprise compares the IETU tax to the income tax calculated under the current income tax system and to IETU tax credits. If the IETU tax is larger, this amount is classified as IETU tax and paid as a supplement to the regular income tax liability. However, if the IETU tax is positive but less than the regular income tax plus the IETU tax credits, no IETU tax is due. If the tax base that is subject to the IETU tax is negative (which will occur when deductible expenditures exceeds taxable receipts), the amount of excess expenditures multiplied by the IETU tax rate will result in a credit for the IETU tax that can be used to reduce the IETU tax in the subsequent 10 years. For 2010, our income tax is higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated income statements.

In accordance with the interpretation published by CINIF on December 21, 2007 with respect to the accounting effects of the IETU tax, and based on our financial and tax projections, we have determined that we will continue to pay the income tax in the foreseeable future. As a result, our management has not recorded any deferred IETU taxes as of December 31, 2010.

On December 7, 2009, a decree was published, which modified, added and revoked several provisions of the Mexican Income Tax Law for 2010. This decree establishes, among others, that the income tax rate will be 30% for fiscal years 2010 to 2012, 29% for 2013 and 28% from 2014 onwards. At December 31, 2010 the aforementioned change in rates resulted in a decrease in our deferred income tax asset balance of Ps. 11.8 million, which was determined based on the expectation of the reversal of temporary items at the new rates.

Regulations

We operate in a highly regulated industry and the services we provide as well as some of the rates we may charge our customers are subject to regulatory approval. See Item 4, “Information on the Company – B. Business Overview – Regulatory framework and bodies.”

Results of operations

Fiscal Year ended December 31, 2010 compared to Fiscal Year ended December 31, 2009

Revenues

Total revenues decreased 2.4%, or Ps. 113.4 million, to Ps. 4,570.3 million in 2010 from Ps. 4,683.6 million in 2009, primarily due to lower revenues from long distance services.

Data, Internet and Local Services. Data, internet and local service revenues increased 5.9%, to Ps. 3,456.0 million in 2010 from Ps. 3,263.0 million in 2009. Such increase resulted primarily from an increase in our VPN, local and managed services revenues, as we continued to focus our sales efforts on these services. Our data, internet and local service segment continued to increase its share in our revenue portfolio, and represented 75.6% of our total revenues in 2010, compared to 69.7% in 2009.

Long Distance Services. Revenues derived from our long distance services decreased 21.6%, to Ps. 1,114.3 million in 2010 from Ps. 1,420.6 million in 2009. The decrease in long distance services revenues was primarily due to lower traffic, which decreased 21.0% to 1,680 million minutes in 2010 from 2,126 million minutes in 2009. As a percentage of total revenues, long distance revenues represented 24.4% of our total revenues in 2010, compared to 30.3% of our total revenues in 2009.

Revenues from domestic long distance services decreased 17.3%, or Ps. 179.1 million, to Ps. 857.6 million in 2010 from Ps. 1,036.7 million in 2009. Our average domestic long distance revenue per minute increased 2.4% to Ps. 0.65 in 2010 from Ps. 0.63 in 2009. Domestic long distance volume for 2010 decreased by 315 million minutes, or 19.2%, to 1,326 million minutes in 2010 from 1,641 million minutes in 2009, primarily due to the decrease in traffic from our residential customers. Our total lines in service decreased by 32,483 lines, a 15.6% decrease, to 175,237 lines as of December 31, 2010 from 207,720 lines as of December 31, 2009, primarily due to our strategy to focus on our business customers and high-usage residential customers.

Revenues from international long distance services decreased 33.1%, or Ps. 127.3 million, to Ps. 256.7 million in 2010 from Ps. 384.0 million in 2009. International long distance volume decreased 27.0%, or 131 million minutes, to 354 million minutes in 2010 from 485 million minutes in 2009. Our average revenue per minute decreased 8.4% to Ps. 0.73 in 2010 from Ps. 0.79 in 2009. The decrease in our international long distance revenue was primarily due to lower international long distance volume as a result of our strategy to not carry unprofitable traffic.

Cost of Services (excluding depreciation)

Our cost of services consisted primarily of interconnection costs, including:

•	Fees for leased lines, typically paid on a per-circuit per month basis to Telmex and other last mile access providers;

•	Interconnection costs, including local access charges and resale expenses, paid on a per-minute basis primarily to Telmex; and

•	International settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated by us in Mexico.

Cost of services decreased 12.7% to Ps. 1,515.5 million in 2010 from Ps. 1,736.7 million in 2009. The decrease in cost of services was primarily due to lower volume of traffic in long distance services.

Data, Internet and Local Services. Cost of data, internet and local services increased 7.1% to Ps. 836.4 million in 2010 from Ps. 781.1 million in 2009. This was primarily due to an increase in internet-related services revenues, such as VPN, local and managed services, which have better margins among data, internet services and local services.

Long Distance Services. Cost of long distance services decreased 28.9% to Ps. 679.1 million in 2010 from Ps. 955.6 million in 2009. This decrease in cost of long distance services was primarily due to a decrease in domestic and international long distance volume of traffic.

Gross Profit

Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization). Gross profit is a non- GAAP financial measure that is not defined under Mexican FRS.

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

Gross profit in 2010 increased 3.7% to Ps. 3,054.8 million from Ps. 2,946.9 million in 2009. Our gross profit increased primarily due to higher data, internet and local services gross profit, which helped to offset the decrease in the long distance services gross profit.

Data, Internet and Local Services. Our data, internet and local services gross profit increased 5.5%, or Ps. 137.7 million, to Ps. 2,619.6 million in 2010 from Ps. 2,481.9 million in 2009. This increase was primarily due to the growth of these services revenues.

Long Distance Services. Our long distance gross profit decreased 6.4% to Ps. 435.2 million in 2010 from Ps. 465.0 million in 2009. This decrease was primarily due to a decrease in both domestic and international long distance revenues.

A reconciliation of our operating income to gross profit is provided below as of December 31, 2009 and 2010.

	Year ended December 31,
	2009		2010
Gross profit	Ps	2,946.9	Ps	3,054.8
Administration, selling and other operating expenses		(1,529.4)		(1,577.6)
Depreciation and amortization		(853.5)		(866.7)

Operating income	Ps	564.0	Ps	610.5

Administration, selling and other operating expenses

Administration, selling and other operating expenses increased 3.2%, or Ps. 48.3 million, to Ps. 1,577.6 million in 2010 from Ps. 1,529.4 in 2009, primarily as a result of higher building operations related to 12 new sites to connect customers to our network and personnel expenses in 2010. As a percentage of total revenues, administration, selling and other operative expenses represented 34.5% in 2010, compared to 32.7% in 2009.

Depreciation and amortization

Depreciation and amortization increased 1.5%, or Ps. 13.2 million, to Ps. 866.7 million in 2010 from Ps. 853.5 million in 2009. This increase was primarily due to higher fixed assets as a result of an increase in capital expenditures during 2010.

Operating income

Operating income increased 8.2%, or Ps. 46.5 million, to Ps. 610.5 million in 2010 from Ps. 564.0 million in 2009. This increase was primarily due to an increase of Ps. 107.9 million in gross profit already explained above when compared to 2009.

Comprehensive financial result

Our comprehensive financial loss in 2010 was Ps. 192.8 million, compared to a loss of Ps. 221.4 million in 2009. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2009		2010
Interest expense	Ps	(333.3)	Ps	(375.9)
Interest income		17.6		10.9
Exchange gain, net		99.1		171.0
Effect of derivative financial instruments		(4.8)		1.2

Comprehensive financial result, net	Ps	(221.4)	Ps	(192.8)

Our interest expense totaled Ps. 375.9 million in 2010 compared to Ps. 333.3 million in 2009. The increase in the interest expense was due to a higher interest rate of our 11.750% senior notes due 2014 issued on August 11, 2009 when compared to the interest rate of our 8% senior notes due 2010, which were prepaid in August and September of 2009.

Interest income decreased to Ps. 10.9 million in 2010 from Ps. 17.6 million in 2009, primarily due to lower interest rates during 2010.

We recorded a foreign exchange gain of Ps. 171.0 million in 2010 compared a foreign exchange gain of Ps. 99.1 million in 2009. We record a foreign exchange gain or loss with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated monetary assets for the year ended December 31, 2010. We recorded a foreign exchange gain primarily due to a 5.4% appreciation of the value of the Peso against the U.S. dollar during 2010.

In October 2008, we entered into a forward to sell contract at an average monthly amount of U.S.$1.2 million for December 2008, and January and February 2009, at an average exchange rate of Ps. 12.39 per U.S.$1. The effect of those derivative financial instruments was negative and amounted to Ps. 2.2 million in 2009 due to a 10.3% depreciation of the Peso against the U.S. dollar during the first two months of 2009. In addition, we had a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. The effect of this embedded derivate was a profit of Ps. 1.2 million in 2010 and a loss of Ps. 2.6 in 2009.

Income and IETU

We and our subsidiaries, Servicios Alestra and Alestra Telecomunicaciones Inalámbricas, are required to pay the greater of the income tax or IETU, which are computed separately for each entity. We participate in the tax consolidation of Alfa, our holding company. We recorded an income tax expense of Ps. 33.7 million in 2010 compared to a tax benefit of Ps. 22.1 million in 2009.

In 2010, we amortized tax loss carry-forwards previously reserved, against our current income tax, amounting to Ps. 115.1 million. The utilization of these tax loss carry-forwards derived from different factors, mainly the appreciation of the Peso in 2010. This appreciation had an effect on the valuation of the accounts payable and accounts receivable denominated in U.S. dollars, generating an exchange rate gain, and thus allowing the tax loss carry-forward to be used.

Net Income (loss)

As a result of the above factors, in 2010, we recorded a net income of Ps. 357.5 million compared to a net income of Ps. 291.5 million in 2009. The main reason for the increase in net income was an exchange gain coupled with an increase in operating income explained above.

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

Revenues from domestic long distance services decreased 1.1%, or Ps. 11.1 million, to Ps. 1,036.7 million in 2009 from Ps. 1,047.8 million in 2008. Our average domestic long distance revenue per minute increased 6.1% to Ps. 0.63 in 2009 from Ps. 0.60 in 2008. Domestic long distance volume for 2009 decreased by 119 million minutes, or 6.8%, to 1,641 million minutes in 2009 from 1,760 million minutes in 2008, primarily due to the decrease in traffic from our residential customers. Our total lines in service decreased by 47,373 lines, a 18.6% decrease, to 207,720 lines as of December 31, 2009 from 255,093 lines as of December 31, 2008, primarily due to our strategy to focus on our business customers and high-usage residential customers.

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

Cost of Services (excluding depreciation)

Our cost of services consisted primarily of cost of data internet and local services, including:

•	direct access operating expenses and third-party last mile access providers paid on a per-capacity basis; and

•	backbone services operating expenses and third-party providers paid on a per-capacity per month basis.

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

Gross Profit

Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization). Gross profit is a non- GAAP financial measure that is not defined under Mexican FRS.

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

Operating income

Operating income decreased 1.9%, or Ps. 11.1 million, to Ps. 564.0 million in 2009 from Ps. 575.1 million in 2008. This decrease was primarily due to a Ps. 96.8 million increase in depreciation and amortization already explained above when compared to 2008.

Comprehensive financial result

Our comprehensive financial loss in 2009 was Ps. 221.4 million, compared to a loss of Ps. 943.9 million in 2008. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2008		2009
Interest expense	Ps	(294.6)	Ps	(333.3)
Interest income		29.1		17.6
Exchange (loss) gain, net		(615.2)		99.1

Effect of derivative financial instruments		(63.2)		(4.8)

Comprehensive financial result, net	Ps	(943.9)	Ps	(221.4)

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

In October 2008, we entered into a forward to sell contract at an average monthly amount of U.S. $1.2 million for December 2008, and January and February 2009, at an average exchange rate of Ps. 12.39 per U.S.$1. The effect of those derivative financial instruments was negative and amounted to Ps. 2.2 million in 2009 due to a 10.3% depreciation of the Peso against the U.S. dollar during the first two months of 2009. In addition, during 2010, we had a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. For 2009, the effect of this embedded derivative was negative and amounted to Ps. 2.6 million. This contract was evaluated on a monthly basis.

Income and IETU

We and our sole subsidiary, Servicios Alestra, are required to pay the greater of the income tax or IETU, which are computed separately for each entity. Our company participates in the tax consolidation of Alfa, its holding company. We recorded an income tax expense of Ps. 22.1 million in 2009 compared to Ps. 34.5 million in 2008.

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

Revenue Recognition

Our principal sources of revenue are derived from data, internet and local services and from domestic and international long distance services. Long distance revenues are recognized based on minutes of traffic processed by us. Revenues for international long distance services into Mexico are recognized based mainly on the minutes that AT&T sends to us.

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

Allowance for doubtful accounts

We take what we believe is a conservative approach toward uncollectible accounts, commonly called the Spindown Method. For all services, this method calculates a certain reserve based on an estimate of the amount of customer accounts receivable that will become uncollectible. Both the residential and business accounts will be fully reserved when those accounts are 241 days and 271 days past due, respectively. To obtain this forecast, an uncollectible rate (the “Spindown Rate”) is estimated and applied to each bucket of the accounts receivable. The Spindown Rate applied on each month’s reserve calculation equals the average Spindown Rate registered on the previous six-month period. Most payments are due 25 days after the issuance of an invoice. We take several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person-to-person calls. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 60 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance greater than Ps. 50, the account is also assigned to a collection agency 120 days after the due date. If the efforts of collection agencies are unsuccessful and the balance is large enough to make legal proceedings worthwhile, we commence legal proceedings. As of December 31, 2008, 2009 and 2010, our allowance for doubtful accounts was Ps. 83.5 million, Ps. 62.5 million and Ps. 39.4 million, respectively. We consider this reserve sufficient to cover the probable loss of accounts receivables; however, we cannot assure you that we will not be required to increase the amount of this reserve. A 10% change in the amounts estimated to be uncollectible would result in a change in uncollectible expense of approximately Ps. 3.9 million.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine depreciation and amortization expense to be recorded during any reporting period. The useful life of an asset is estimated at the time the asset is acquired and is based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened. This would result in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in asset’s value. We review assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations, including estimates of revenues, costs, operating expenses, capital expenditures and debt service. In accordance with the Mexican FRS C-15, if an evaluation is required, the estimated future discounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if an asset is impaired, in which case the asset is written down to its fair value. Based on our cash flow analysis, no impairment existed at December 31, 2008, 2009, and 2010. For U.S. GAAP purposes, pursuant to Accounting Standards Codification (“ASC”) 360-10, if an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if an asset is impaired, in which case the asset is written down to its fair value.

Deferred taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process requires us to estimate our certain current tax exposure together with an assessment of temporary differences resulting from the differing treatment of certain items for tax and accounting purposes, such as depreciation and amortization, cost and accruals, and allowance for doubtful accounts. These differences result in deferred tax assets and liabilities, which are included on our consolidated balance sheet. This method of determining deferred taxes is known as the comprehensive asset — liability method. To the extent we establish a valuation allowance or we increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In 2010 we recorded a valuation allowance of Ps. 33.9 million, due to uncertainty whether we may use certain deferred tax assets, primarily certain net operating losses carried forward, before they expire. This allowance for tax loss carry-forwards is based on our projected tax results for future years, considering the scenario at the reporting date. If the scenario under which we prepared our projections changes, the allowance for tax loss carry-forwards may be reversed in the following years.

These net operating loss carry-forwards expire ten years after they accumulate. The valuation allowance is based on financial projections prepared by us. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the valuation allowance that could materially impact our financial position and results of operations.

In accordance with the interpretation with respect to the accounting effects of IETU published by CINIF on December 21, 2007 and based on financial and tax projections, we have determined that we will continue to pay regular income tax in the foreseeable future. As a result, we have not recorded any deferred IETU taxes as of December 31, 2010.

New adopted standards under Mexican FRS

As of January 1, 2010, the new Mexican FRS and their interpretations issued by CINIF became effective. The standards that are applicable to us and have been retrospectively adopted are the following:

Mexican FRS B-2 “Cash flows statement”, which modifies the presentation of fluctuation derivative effects in the exchange rate and the fair value movements in cash and cash equivalents with the purpose of showing both effects in a specific line. The modification allows more clarity in the cash and cash equivalents balances reconciliation at period beginning and period end. See cash flows statements.

Mexican FRS C-13 “Related parties”, which requires the reporting entity to inform the name of the direct or indirect controller which issues the financial statements available for public use. In addition, the disclosures on controlling entities are more detailed. See Note 4.

Mexican FRS C-1 “Cash and cash equivalents”, which establishes standards on the accounting treatment and disclosure of cash, restricted cash and available for sale securities. It also introduces new terminology to make it consistent with other Mexican FRS previously issued. Also, it retrospectively modifies the restricted cash and cash equivalents presentation. This standard supersedes Bulletin C-1 “Cash.” See Note 13.

In January 2009, the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”) issued amendments to the General Provisions Applicable to Securities Issuers and other Participants in Securities Market. These amendments require the holding company, Alfa, as of January 1, 2012, to prepare its financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). We have also decided to adopt IFRS and begin preparing our financial statements under IFRS. However, due to the process currently used by us for translating financial statements under IFRS, we have been unable to determine the estimated amounts of the significant impacts produced by the adoption of IFRS.

New financial reporting standards

During December 2010 and 2009, CINIF issued a series of Mexican FRS, which will become effective as of January 1, 2011. To date, we are evaluating the impact that these Mexican FRS and their interpretations will have on the financial information presented. The standards that are applicable to us are the following:

Mexican FRS B-5 “Financial Information by Segments”, which establishes the general standards to disclose financial information by segments. Additionally, it allows the users of such information to analyze the entity from the same point of view as management does and requires us to present financial information by segment consistently with our financial statements. With this standard, Bulletin B-5 “Financial Information by Segment” remains without effect.

Mexican FRS B-9 “Financial Information at Interim Dates”, which establishes the guidance for the determination and presentation of financial information at interim dates and which, among other things, requires the presentation of the statement of changes in stockholders’ equity and of cash flows, which were not required by former Bulletin B-9 “Financial Information at Interim Dates.”

Mexican FRS C-4 “Inventory”, which is of retrospective application and establishes the particular standards of valuation, presentation and disclosure for the initial and subsequent recognition of inventory. Additionally, it removes the direct cost method as an allowed valuation system, as well as the inventory cost allocation formula, denominated as Last In First Out (LIFO). With this standard, Bulletin C-4 “Inventory” remained effective until December 31, 2010.

Mexican FRS C-5 “Advanced payments”, which requires retrospective application and establishes, among other things, the particular standards of valuation, presentation and disclosure related to the advanced payment line item. It also establishes that advanced payments for the purchase of inventory, real estate, machinery and equipment should be presented in the advanced payment line item and not in inventory or property, machinery and equipment line item, as previously required. Additionally it establishes that advanced payments related to the acquisition of goods should be presented in the balance sheet in attention to the destined item classification, either in current or non-current assets. With this standard, Bulletin C-5 “Advanced payments” remained effective until December 31, 2010.

Mexican FRS C-6 “Property, plant and equipment”, which requires retrospective application (except on disclosure aspects), and establishes, among other things, the particular standards of valuation, presentation and disclosure related to property, plant and equipment. It also: a) requires the disclosure of property, plant and equipment used to develop or maintain biological and extractive industries assets already under its scope, and b) establishes the obligation to depreciate portions representative of each item of property, plant and equipment, regardless of it depreciating the rest of its component parts. This Mexican FRS became effective as of January 1, 2011, with the exception of the changes arising from the segregation of its components and which have a useful life clearly different to the main asset. In this case, and for entities which have not performed such segregation, the applicable disposition will become effective for periods beginning January 1, 2012. With this standard, Bulletin C-6 “Property, plant and equipment” remains effective until December 31, 2010.

Mexican FRS C-18 “Liabilities associated to assets retirement and environmental restoration”, which requires retrospective application and establishes, among other things, the particular standards for initial and subsequent recognition of provisions relative to liabilities associated to property, plant and equipment component retirements. It also establishes the requirements to be considered for the valuation of a liability associated to a component retirement and the disclosures that should be presented by an entity when it has a liability associated to a component retirement.

Recently Issued Accounting Guidance under U.S. GAAP

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). The new standard modifies the fair value requirements of ASC 605- 25, Revenue Recognition-Multiple Element Arrangements by allowing the use of the “best estimate of a selling price” in addition to Vendor Specific Objective Evidence, (or “VSOE”) and Third Party Evidence, (or “TPE”) for determining the selling price of a deliverable. ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are currently evaluating the effect ASU 2009-13 may have on our audited consolidated financial statements.

Recently Adopted Accounting Guidance under U.S. GAAP

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). The new standard provides new disclosure requirements relating to transfers in and out of Levels 1 and 2, and activity in Level 3, fair value measurements. Additionally, it clarifies existing disclosure requirements regarding the level of disaggregation and the disclosures of inputs and valuation techniques. This guidance is effective for interim and annual periods ending after December 15, 2009. We adopted the provisions of the standard and included its effect on our audited consolidated financial statements.

In July 2010, the FASB issued amendments ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses(“ASU 2010-20”). The amendments require an entity to provide additional disclosures about: a) its financing receivables on a disaggregated basis including a roll-forward schedule, b) the nonaccrual status of financing receivables and impaired financing receivables by class, credit quality indicators, and c) an aging schedule, among other disclosures. The disclosures required by the ASU as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, whereas the disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. We adopted the provisions of these amendments, however, as we do not hold long-term financing receivables, the ASU did not have an effect on our audited consolidated financial statements.

U.S. GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. See Note 20 to our consolidated financial statements for information relating to the nature and effect of such differences.

Net income (loss) under U.S. GAAP amounted to Ps. (227.1) million in 2008, Ps. 647.5 million in 2009 and Ps. 358.7 million in 2010, compared with net (loss) income under Mexican FRS of Ps. (384.3) million in 2008, Ps. 291.5 million in 2009 and Ps. 357.5 million in 2010.

Stockholders’ equity under U.S. GAAP amounted to Ps. 1,852.1 million in 2008, Ps. 2,299.2 million in 2009 and Ps. 2,648.8 million in 2010, compared with stockholders’ equity under Mexican FRS of Ps. 2,216.8 million in 2008, Ps. 2,313.7 in 2009 and Ps. 2,667.8 million in 2010. See Note 20 to our consolidated financial statements for further discussion of the adjustments under U.S. GAAP.

B. Liquidity and capital resources

We continue to focus our capital expenditures on businesses that we believe may offer more attractive margins and a short- to medium-term return. All capital expenditures are included in a budget which is pre-authorized by our Board of Directors. We do not expect that any single capital expenditure in 2011 will have a material impact on our operations or financial results. We may incur additional indebtedness in 2011 to finance a portion of our capital expenditures. We believe that we will generate positive capital resources from our operations to fund working capital, capital expenditures and most of our debt service needs in 2011.

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

Current Liquidity

As of December 31, 2010 and 2009 we had Ps. 486.2 million and Ps. 317.4 million of unrestricted cash available, respectively. Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less. Total debt decreased by Ps. 210.2 million, to Ps. 2,998.3 million in 2010 from Ps. 3,208.6 million in 2009. Our cash balance increased Ps. 168.8 million, from December 31, 2009 to December 31, 2010. The increase in our cash balance was primarily due to internally-generated funds from our operations.

Our treasury policy is to invest in highly liquid temporary cash investments issued by the U.S. and Mexican governments, major Mexican and U.S. banks and corporations with high credit ratings. As of December 31, 2010, we had cash of Ps. 30.3 million and temporary investments of Ps. 455.9 million, of which Ps. 294.0 million were in Peso-denominated instruments and Ps. 161.9 million in U.S. dollar-denominated instruments. In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of December 31, 2010 and December 31, 2009 our ratio of current assets to current liabilities was 0.97x, 0.86x, respectively. Our ratio of current assets to current liabilities as of December 31, 2010 includes the corresponding amortization of our vendor loan facilities.

	As of December 31, 2009			As of December 31, 2010
	(in millions of nominal Pesos, excluding ratios)
Unrestricted cash balance	Ps.	317.4		Ps.	486.2
Current ratios (times)		0.86	x		0.97	x

Net debt as of December 31, 2010 decreased by U.S.$24.5 million to U.S.$182.3 million from U.S.$206.8 million as of December 31, 2009. The reduction of net debt was primarily due to a higher cash balance from internally-generated funds. Total debt slightly decreased in 2010. In 2010 debt payment included:

•	vendor facilities principal amortization in the amount of U.S.$17.2 million; and

•	payment of our outstanding debt with Comerica Bank (“Comerica”), in the amount of U.S.$10.0 million on September 28, 2010.

On October 12, 2009 we signed a loan agreement with Comerica for U.S.$10 million bearing interest at 3 month LIBOR rate plus 3.75%. This loan was prepaid in full on September 28, 2010. Interest payments were payable quarterly. The principal was payable in four equal installments in January 2011, April 2011, July 2011 and October 2011.

During 2010 we obtained new financing including:

•	vendor facilities in the amount of U.S.$14.1 million; and

•	bank facility in the amount of U.S.$10.0 million.

On January 1, 2010 we obtained a new vendor facility for the amount of U.S.$3.5 million. This vendor facility was signed with Huawei Technologies de México, S.A. de C.V. (“Huawei”). Principal and interest are payable on a quarterly basis. This tranche matures on December 17, 2012.

On February 19, 2010 and July 22, 2010 we obtained two new vendor facilities tranches for the amount of U.S.$1.9 million and U.S.$5.6 million, respectively. These vendor facilities were signed with Cisco Systems Capital Corporation (“Cisco”). Principal and interest are payable on a monthly basis. These two tranches mature on February 15, 2013 and July 6, 2013, respectively.

On February 23, 2010 we obtained a new vendor facility tranche for the amount of U.S.$3.1 million. This vendor facility was signed with Hewlett-Packard Operations México, S. de R.L. de C.V. (“HP”). Principal and interest are payable on a monthly basis. This tranche matures on February 28, 2014.

On September 23, 2010 we signed a new loan agreement with Comerica for U.S.$10 million bearing interest at 3 month adjusted LIBOR rate plus 3.75%. Interest payments are payable quarterly and the principal is payable in four equal installments in March 2012, June 2012, September 2012 and December 2012. This loan agreement contains customary covenants with which, as of December 31, 2010, we are in full compliance.

Capital expenditures during 2010 amounted to Ps. 788.9 million, Ps. 148.4 million lower than the Ps. 937.3 million invested in 2009. Our capital expenditure program includes investments to expand our network, provide new services and to extend our network to customers’ premises, commonly referred to as the last-mile access. As of the date of this report, our capital expenditure program is proceeding according to schedule.

Cash flows for the years 2010 and 2009 are explained as follows:

Operations. Our operating activities net cash flows were Ps. 1,434.0 million and Ps. 1,768.5 million in 2010 and 2009, respectively. This decrease was mainly explained by changes in working capital primarily due to a lower growth of our accounts payable related to interconnection costs. We also paid higher taxes due to an increase in the tax base coupled with higher tax rates. Income tax rates increased from 28% to 30% and IETU Tax from 17.0% to 17.5% in 2009 and 2010 respectively.

Investing. Our investing activities net cash flows were Ps. 739.9 million and Ps. 898.6 million in 2010 and 2009, respectively. This decrease is primarily a result of a reduction in capital expenditures investments. The acquisition of property and equipment amounted to Ps. 656.9 million and Ps. 808.4 million in 2010 and 2009, respectively.

Financing. Our financing activities net cash flows were Ps. 465.5 million and 483.2 million in 2010 and 2009, respectively. These financing activities primarily include:

•	the payment of interest corresponding to our then outstanding debt in an amount of Ps. 384.5 million and Ps. 224.7 million in 2010 and 2009, respectively;

•

the payment of Ps. 344.5 million of the corresponding debt amortization of our vendor facilities and bank loans in 2010 and Ps. 2,640.3 million in 2009 of the corresponding debt amortization and prepayment on August and September 2009 of our 8% senior notes due 2010 and payment of other debt and bank loans in an amount of Ps. 424.9 million; and

•

new vendor financing and bank facilities in an amount of 263.4 million and 349.8 million in 2010 and 2009, respectively, and our 11.750% senior unsecured notes due 2014 issuance in August 11, 2009 in an amount of Ps. 2,587.0 million.

Cash flows for the years 2009 and 2008 are explained as follows:

Our operating activities net cash flows were Ps. 1,768.5 million and Ps. 1,282.9 million in 2009 and 2008, respectively. This increase was primarily due to an improvement in operations and results, coupled with an increase in accounts payable as we hold interconnection payments to Telmex due to a dispute of interconnection rates. We also incurred Ps. 2,936.8 million and Ps. 414.8 million of new debt in 2009 and 2008, respectively. This increase in debt was primarily due to the issuance of U.S.$200.00 million of 11.750% senior notes due 2014. These resources for 2009 and 2008 were primarily used towards:

•	the acquisition of property and equipment in an amount of Ps. 808.4 million and Ps. 788.2 million in 2009 and 2008, respectively;

•	the payment of Ps. 482.4 million in 2008 of the corresponding debt amortization of our 8% senior notes due 2010;

•	the payment of Ps. 2,640.3 million in 2009 of the corresponding debt amortization and prepayment on August and September 2009 of our 8% senior notes due 2010;

•	the payment of other debt and bank loans in an amount of Ps. 424.9 million and 393.0 million in 2009 and 2008, respectively; and

•	the payment of interest corresponding to our then outstanding debt in an amount of Ps. 224.7 million and Ps. 261.7 million in 2009 and 2008, respectively.

Material Commitments and Funding

The table below describes by year of payment due current material commitments as of December 31, 2010.

	As of and for the year ended December 31,
	2011	2012	2013	2014	2015
	(in millions of Pesos) (1)
Vendor financing (2)	235.1	158.7	33.2	1.8	—
Principal	217.4	152.4	32.5	1.8	—
Interest	17.7	6.3	0.7	0.0	—
Principal payments on long-term debt (3)	—	123.8	—	2,476.5	—
Interest payments (4)	296.0	294.1	291.0	291.0	—
Operating leases	97.5	100.8	104.3	108.6	113.0
Capital expenditures (5)	928.7	—	—	—	—

Total	1,557.3	677.5	428.5	2,877.8	113.0

(1)	Nominal Pesos converted from U.S. dollars at a rate of 13.3825 Pesos per U.S. dollar, which is the noon buying rate provided by The Federal Reserve Bank of New York on December 31, 2010.

(2)	HP, Cisco and Huawei vendor financing facilities.

(3)	Principal payments on the bank facility and our 11.750% senior notes due 2014.

(4)	Interest payments on the bank facility and our 11.750% senior notes due 2014.

(5)	Derived from the annual budget from 2011.

Our vendor financing commitments include a loan facility with HP with final maturities of the loan tranches on October 31, 2012, February 28, 2013, April 30, 2013 and February 28, 2014, a loan facility with Huawei which expires on December 17, 2012, and a loan facility with Cisco with final maturities of the loan tranches on August 7, 2011, October 28, 2011, June 15, 2012, August 6, 2012, September 10, 2012, September 11, 2012, October 15, 2012, December 15, 2012, February 15, 2013 and July 6, 2013.

Our principal long term debt commitments for 2011 to 2015 include the principal amortization of our U.S.$200.0 million due on August 11, 2014 of our 11.750% senior notes due 2014 and our debt outstanding with Comerica, in the amount of U.S.$10.0 million due on December 31, 2012. Our interest commitments for 2011 to 2015 include the interest payments on our bank facility with Comerica and on our 11.750% senior notes due 2014.

Our operating lease commitments include the rent of our operative and administrative buildings, and our capital expenditures commitments include an estimate of our capital expenditures for this year.

Capital expenditures for 2010, 2009 and 2008 amounted to Ps. 788.9 million, Ps. 937.3 million and Ps. 793.4 million, respectively. Our estimated payment according to our 2011 annual budget is Ps. 928.7 million.

We believe that the funds to meet our material commitments in 2011 will be provided by internally-generated funds from our operations and through new available vendor and lease financing facilities.

11.750% Senior Notes due 2014

On August 11, 2009 we issued U.S.$200.0 million of 11.750% senior unsecured notes due 2014. The principal amortization is payable at maturity on August 11, 2014, and interest is paid semi-annually in cash in arrears on February 11 and August 11 of each year, beginning on February 11, 2010. The proceeds of the offering were used to prepay our then outstanding 8% senior notes due 2010.

Principal payment date	Percentage of original principal amount payable	Percentage of remaining original principal amount
August 11, 2014	100.00%	—

The indenture governing our 11.750% senior notes due 2014 contains the following covenants, among others, each subject to certain customary exceptions and carve-outs:

•

subject to specified exceptions, we may not incur indebtedness unless our consolidated leverage ratio (as defined in the indenture) would be less than 3.50 to 1.0 and our consolidated fixed charge coverage ratio (as defined in the indenture) would be greater than or equal to 2.0 to 1.0. As of December 31, 2010, our consolidated leverage ratio was less than 3.50 to 1.0 and our consolidated fixed charge coverage ratio was greater than 2.0 to 1.0;

•

subject to specified exceptions, we may not make any restricted payments, including the payment of dividends, unless we can incur at least one additional dollar of indebtedness under the ratios above, no event of default has occurred and is continuing, and the sum of all restricted payments since August 11, 2009 is less than a specified amount (such amount is based on a percentage of our consolidated net income, capital stock contributions and returns on unrestricted subsidiaries, as defined in the indenture, and other investments); and

•	subject to specified exceptions, we may not incur any liens on any of our properties unless the notes are equally and ratably secured.

Other Indebtedness

As of December 31, 2010, December 31, 2009 and December 31, 2008, our total debt amounted to U.S.$242.6 million, U.S.$245.7 million and U.S.$234.5 million, respectively. Total debt as of December 31, 2010 includes:

•	11.750% senior unsecured notes due 2014 in an amount of U.S.$200.0 million;

•	bank facility in an amount of U.S.$10.0 million; and

•	vendor facilities in an amount of U.S.$32.6 million.

As of December 31, 2010 we had outstanding U.S.$200.0 million aggregate principal amount of our 11.750% senior notes due 2014, which pay interest semiannually in cash in arrears on February 11 and August 11, beginning on February 11, 2010. The principal amortization is payable at maturity on August 11, 2014.

On October 12, 2009 we signed a loan agreement with Comerica for U.S.$10 million bearing interest at 3 month LIBOR rate plus 3.75%. This loan was prepaid in full on September 28, 2010. Interests payments were payable quarterly. The principal was payable in four equal installments in January 2011, April 2011, July 2011 and October 2011.

On September 23, 2010 we signed a new loan agreement with Comerica for U.S.$10 million bearing interest at 3 month adjusted LIBOR rate plus 3.75%. Interest payments are payable quarterly and the principal is payable in four equal installments in March 2012, June 2012, September 2012 and December 2012. This loan agreement contains customary covenants with which, as of December 31, 2010, we are in full compliance.

As of December 31, 2010 we had a loan facility with an outstanding balance of U.S.$19.3 million with Cisco, which pays principal and interest on a monthly basis. Tranches with maturities on 2011, 2012 and 2013 have an outstanding balance of U.S.$3.6 million, U.S.$9.4 million and U.S.$6.3 million respectively.

As of December 31, 2010 we had a loan facility with an outstanding balance of U.S.$11.0 million with HP, which pays principal and interest on a monthly basis. Tranches with maturities in 2012, 2013 and 2014 have an outstanding balance of U.S.$3.8 million, U.S.$4.7 million and U.S.$2.5 million, respectively.

As of December 31, 2010 we had a vendor facility with Huawei, with an outstanding balance of U.S.$2.3 million, which pays principal and interest on a quarterly basis and matures in December 2012.

Legal Proceedings

Claim regarding a fire originated in a building leased by Servicios Alestra

In August 2006, ABA Seguros, S.A. de C.V. (“ABA Seguros”) and 7-Eleven, Inc. (“7-Eleven”) filed a claim against our subsidiary Servicios Alestra in the amount of Ps. 50.0 million, for damages from a fire that began in the building leased by us to Casa Chapa, S.A. de C.V., under the theory of subrogation of rights. We filed our response with the support of ACE Seguros (the insurance division of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (ii) fires, (iv) accounting, and (v) electrical installation. In July, 2010, a Civil Judge decided to acquit Servicios Alestra of responsibility for the damages caused from the fire. In August, 2010, ABA Seguros and 7-Eleven appealed the sentence dictated by the Civil Judge, but on January 2011, a Magistrate of the Court of Appeals

confirmed the sentence dictated by the Civil Judge. Despite this decision, ABA Seguros and 7-Eleven could ask for an amparo (constitutional guarantee for protection of civil rights). We believe Servicios Alestra will be released of any responsibility.

Dispute with Telmex regarding interconnection services rates

We are involved in a dispute with Telmex regarding interconnection services rates applicable for 2008, 2009 and 2010 and requested the intervention of Cofetel regarding the interconnection rates applicable for 2011. On September 8, 2009, a trust was created by us, Telmex and BBVA Bancomer as a trustee, and amended on July 30, 2010, to guarantee the payment of such interconnection services. As of December 31, 2010, the trust balance was Ps. 361.6 million, which is included in our cash and cash equivalents in our balance sheet. We continue negotiations with Telmex, and we cannot assure you that we will reach an agreement in the near future. See “Risk Factors – Risk related to us – Telmex dominates the telecommunications market in Mexico, and we depend on Telmex for interconnection.”

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

E. Off-balance sheet arrangements

As of December 31, 2010 we do not have any outstanding off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

	Payments due in period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Pesos) (1)
Long-term debt (2)	3,772	296	3,476	—	—
Principal	2,600	—	2,600	—	—
Interest	1,172	296	876	—	—
Vendor and capital lease financing (3)	429	235	194	—	—
Operating lease obligation	892	97	314	231	250
Purchase obligations (4)	91	91	—	—	—
Employee benefits	107	6	17	11	73

Total	5,290	725	4,001	242	323

(1)	U.S. denominated obligations are translated to Mexican Pesos based on an exchange rate of Ps. 13.3825 per U.S. dollar, the noon buying rate as provided by The Federal Reserve Bank of New York on December 31, 2010.
(2)	Interest and principal amount of our bank facility and our 11.750% senior notes due 2014.

(3)	HP, Cisco and Huawei financing facilities.
(4)	Maintenance contracts.

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management

Biographies of Senior Management

Rolando Zubirán Shetler (58) is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us on January 1, 1999. He has served as President and General Manager of Compania Ericsson S.A.C.I. in Argentina, as Managing Director of Ericsson Telecom, S.A. de C.V. in Mexico, as Managing Director of Ericsson Telecomunicações S.A. in Brazil and various other positions in business planning. Mr. Zubirán holds a Bachelor’s of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México and a Master’s of Science Degree in Operations Research from the University of Southern California.

Bernardo García (52) is our Chief Financial and Administrative Officer. Mr. García has been with us since our start in 1996 and has held several positions, including marketing director, enterprise sales director, commercial strategy director and Vice-President of our Consumer Small Business Market. Before joining us, he also served in several positions in Alfa, including one on the team that negotiated the Amended and Restated Joint Venture Agreement with AT&T to form our company. Mr. García holds a Bachelor’s Degree in Industrial and Systems Engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey, a Master’s Degree in International Trade from Universidad de Monterrey and an M.B.A. from IMD in Switzerland.

Raúl Ortega (54) is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications, as well as in trade politics, policy and regulation in the U.S. and Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C. He holds an accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen (58) is our Chief Operations and Systems Officer. Mr. Irigoyen has over 20 years of human resources experience in various Alfa subsidiaries and corporate organizations. Mr. Irigoyen’s expertise is focused in the areas of labor relations and compensation. Prior to his assignment with us, he served as Director of Administrative Staff and Services at Alfa’s Corporate Headquarters where he held various managerial positions in Human Resources. Mr. Irigoyen joined us in 1996. Mr. Irigoyen has a Bachelor of Science Degree in Mechanical Engineering from the Universidad Autónoma de Nuevo León, a Master of Science Degree in Economics, majoring in Human Resources Administration, from the University of Utah, and he attended the Instituto para la Alta Dirección de Empresas. He has also been a consultant at the Instituto Tecnológico de Estudios Superiores de Monterrey (“ITESM”) and at the Universidad Autónoma de Nuevo León.

Ricardo Hinojosa (44) CMO & Convergence Services Director. Mr. Hinojosa has been with us since 1997 and has held several executive positions, including MNC’s & Corporate Sales Director and Business & Product Development Director. He has over 21 years experience with Alfa, where he has held several strategic positions in Planning and human resources. Mr. Hinojosa has a Bachelor’s Degree from the ITESM in Computer Science and a M.B.A. from the John E. Anderson School of Business on University of California in Los Angeles.

Biographies of Directors

Armando Garza Sada (53) is the Chairman of the Board of Directors of Alestra and is the Chairman of the Board of Directors of Alfa. Prior to taking his current position, Mr. Garza was Corporate Development President for Alfa. He was President of Sigma from 1993-1999 and before Sigma, he held other executive positions at Alfa. Mr. Garza is a member of the Board of Femsa, Lamosa, Liverpool and ITESM. He is also a member of the Stanford Business School Alumni Association and the Dean’s Advisory Council of MIT’s Sloan School of Management. Mr. Garza has a B.S. in Management from the Massachusetts Institute of Technology and a M.B.A. from the Stanford Graduate School of Business. Mr. Garza, who is a nominee of Alfa, has been a director of Alestra since October 2001.

Alvaro Fernandez Garza (42) is the President of Alfa. Prior to taking his current position, Mr. Fernandez was the President of Sigma and has held other executive positions at Alfa. He has a Bachelor’s Degree in economics from Notre Dame University, as well as a Master’s Degree in business administration from the ITESM and a M.B.A. from Georgetown University. Mr. Fernandez, who is a nominee of Alfa and has been a director of Alestra since June 2010.

Alejandro Elizondo Barragán (58) is the Corporate Development President for Alfa. Prior to taking his current position, Mr. Elizondo was the President of Alpek (Alfa’s Petrochemical Division) and previously Chief Financial and Planning Officer for Alfa. He has over 30 years experience in Alfa, where he has held various executive positions. Mr. Elizondo was the Chief Executive Officer of Hylsamex and is a member of the Board of Directors of Arca and Banregio. He has a Bachelor’s Degree in Mechanical Engineering from the ITESM and a M.B.A. from Harvard University. Mr. Elizondo, who is a nominee of Alfa, has been a director of Alestra since March 2006.

Ramon Alberto Leal Chapa (41) is the Chief Financial Officer of Alfa. Prior to taking his present position he was the Treasurer of Alfa. He previously held various positions related to finance and planning at Vitro. He has a Bachelor’s Degree in accounting from UDEM, a Master’s Degrees in business administration from ITESM and an M.B.A. from Harvard University. Mr. Leal, who is a nominee of Alfa, has been a director of Alestra since June 2010.

Carlos Jimenez Barrera (55) is the Secretary of the Board of Directors and General Counsel of Alfa. He has been with Alfa since 1976. He holds a law degree from the Universidad de Monterrey and a Master’s Degree in Comparative Jurisprudence from New York University School of Law. Mr. Jimenez, who is a nominee of Alfa, has been a director of Alestra since September 2006.

Eric R. Weinbrom (49) is the financial leader for the sales segment focused on AT&T’s largest business customers. Immediately prior to this assignment, he was responsible for Financial Planning and Analysis for AT&T Business Solutions. He has been a member of AT&T for more than 20 years and has served in a wide variety of financial positions. In addition to those mentioned above, he has served as CFO for AT&T’s international business. Mr. Weinbrom is a graduate of the Pennsylvania State University with a B.S. in Health Planning and Administration. He also holds a Master’s Degree in Finance from Xavier University and a graduate certificate in Accounting from Fairleigh Dickinson University. Mr. Weinbrom, who is a nominee of AT&T Mexico, has been a full director of Alestra since December 2004 and an alternate since January 2004.

Daniel T. Walsh is the Senior Vice President of Advanced Enterprise Solutions. He is responsible for leading the global overlay distribution channel supporting AT&T’s advanced enterprise solution portfolio. Prior to this assignment, he was Senior Vice President for Segment Marketing and AT&T Business Solutions. In this capacity, Mr. Walsh drove the marketing programs for the sales teams supporting AT&T business and government clients worldwide. Mr. Walsh has held a variety of sales and marketing positions within AT&T and previously with Southwestern Bell Corporation (“SBC”). He holds a Bachelor of Science in Engineering and an Executive M.B.A. from Michigan State University.

John Potter is currently Vice President of Service Solutions, AT&T Business Solutions. He leads a virtual business unit responsible for developing and delivering a cloud based service strategy to pivot and integrate AT&T capabilities to solutions that are delivered as a Service model. Previously, he was the Vice President of Business Operations for AT&T Business Solutions, responsible for leading One AT&T and Business strategy execution, with an emphasis on integrating acquisitions across AT&T. In addition, Mr. Potter was Vice President of Marketing supporting AT&T’s Signature Client Group. Mr. Potter earned a Bachelor of Engineering in Electrical Engineering/Computer Science and a Master’s Degree in Global Technology Management, both from the Stevens Institute of Technology.

Brian Troup is Vice President for Custom Offer Strategy and Management. Mr. Troup drives the organization that facilitates activities through partnerships with other support organizations and our sales department to produce greater resource effectiveness and increased customer satisfaction. Mr. Troup has spent the last two years in the Marketing department, where he led AT&T’s Strategic Partnerships and Alternate Channels Program. He has over 25 years of experience with AT&T and has held a variety of assignments in sales, sales support, strategic pricing and contract negotiation. Prior to his current assignment he was Vice-President of our Mid-Atlantic Region, Premier Client Group, AT&T Global Services. Mr. Troup completed his undergraduate studies at James Madison University and holds an M.B.A. from Lehigh University.

B. Compensation

For the year ended December 31, 2010, we paid aggregate annual compensation of approximately Ps. 39.6 million to our executive officers as a group for their services in all capacities. As of December 31, 2010, we have accrued pension benefits and similar liabilities of Ps. 106.7 million.

During 2007, we created a new defined contribution retirement plan for employees. We make monthly contributions to the plan on behalf of each participating employee. The contribution expense related to the plan equaled Ps. 33.3 million in 2010 and Ps. 33.0 million in 2009.

We pay a performance bonus annually of up to four month’s salary to our officers and managing directors and up to two month’s salary to our managers. The amount is determined by our results and by individual performance, which is determined by our Board of Directors. Individual objectives are established at the beginning of the year and are evaluated in January of the following year.

C. Board Practices

Our direct equity holders are AT&T Mexico and Alfa. Under our Amended and Restated Joint Venture Agreement, the number of directors on our board of directors is fixed at nine. AT&T Mexico may nominate four of these directors, while Alfa may nominate the remaining five. Upon the consummation of the AT&T Transactions, Alfa and AT&T Mexico will terminate the Amended and Restated Joint Venture Agreement and Alfa will be our sole equity holder. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.” Unless otherwise provided in our Amended and Restated Joint Venture Agreement or our by-laws, any vote by the board of directors requires a majority for approval, except that the affirmative vote of at least one director appointed by each of the holders of the series A social part and the series B social part shall be required for the election of the Secretary and alternate Secretary and the approval of any matter decided by the Board relating to a decision that we should commence bankruptcy, liquidation or similar proceedings. No director may be removed during his or her term without the consent of the party that nominated that director. For our directors and senior management, there is no expiration date for their term of office. In addition, we have no service contracts that provide for benefits upon termination of employment. The period during which each director has served on our board is set forth at Item 6, “Directors, Senior Management and Employees — A. Directors and Senior Management — Biographies of Directors”. We currently do not have a separate audit committee. We are not required under the Sarbanes-Oxley Act of 2002 to have a separate audit committee, as we delisted from the New York Stock Exchange.

D. Employees

As of December 31, 2010, we employed 1,696 people through our sole subsidiary, Servicios Alestra. The chart below shows the distribution of our employees for the years 2008, 2009 and 2010:

	Number of Employees as of December 31,
Direction	2008	2009	2010
Officers and Staff	9	9	9
Enterprise Convergence Services	115	196	98
Administration	191	204	195
Human Resources	40	38	40
Engineering and Operations	405	509	665
Business Sale Unit	425	249	239
Residential Sale Unit	441	348	307
Systems	100	107	110
Strategic Planning	11	10	10
Legal and Government Relations	29	29	23

Total	1,766	1,699	1,696

In addition, Servicios Alestra has also contracted with third-party agencies for the services of less than 40 additional temporary employees. Only one labor union, Sindicato Nacional de Trabajadores del Transporte Público y Comunicaciones (the “National Union of Workers of Public Transportation and Communications”), which operates as an autonomous workers union, represents our employees. It represents 35 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages, and we believe that our relationship with our employees and the union is good.

E. Share Ownership

Not applicable.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

We are owned 49% by AT&T and 51% by Alfa. AT&T holds its equity in us through its subsidiary AT&T Mexico. Upon the consummation of the AT&T Transactions, Alfa will own 100% of our equity interests. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.”

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

Alfa is one of Mexico’s largest conglomerates. It comprises four groups that participate in key industries within the Mexican and NAFTA economies, including petrochemicals and synthetic fibers, processed food, auto parts and telecommunications. As of December 31, 2010, Alfa’s total assets amounted to Ps. 112.3 billion, with revenues and operating income for 2010 of Ps. 136.4 billion and Ps. 10.8 billion, respectively

AT&T is among the premier voice, video and data communications companies in the world, serving businesses, consumers and governments. AT&T runs the largest, most sophisticated communications network in the U.S., backed by the research and development capabilities of AT&T laboratories. A leading supplier of data, internet and managed services for the public and private sectors, AT&T offers outsourcing and consulting to large businesses and governments. AT&T is a market leader in local, long distance and internet services, as well as in transaction-based services like prepaid cards, collect calling and directory assistance. On January 31, 2005, AT&T Corp. and SBC announced that their boards had approved a deal under which SBC would acquire AT&T Corp., and on November 17, 2005, SBC completed its acquisition of AT&T Corp.

Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals. Alfa, a Mexican national, holds 51% of our voting equity. We have entered into an Amended and Restated Joint Venture Agreement with our equity holders, and have adopted certain bylaws which govern the relationship between the equity holders and us.

On November 17, 2003 our equity holders resolved to increase the variable portion of our capital stock by $100 million (Ps. 1,181.0 million), which was subscribed and paid for by each equity holder in proportion to its share of our capital, i.e., 51% by Alfa and 49% by AT&T. In order to reconcile our capital with Mexican FRS, reflect inflationary gain, and absorb accumulated losses, on December 1, 2003 our equity holders resolved to (i) reclassify the balance as of December 31, 2002 of our restatement of capital stock account into the variable portion of our capital stock in the amount of Ps. 5,230.3 million, and (ii) reduce the variable portion of the capital stock for Ps. 9,565.9 million and Ps. 1,394.62 million by reclassifying these amounts from our accumulated deficit account and our accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Alfa and 49% on AT&T. These transactions did not represent a contribution or payment to the equity holders. Upon the consummation of the AT&T Transactions, Alfa and AT&T Mexico will terminate the Amended and Restated Joint Venture Agreement. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.”

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

Policy on Dividend Distribution

Our shareholder’s Amended and Restated Joint Venture Agreement provides that our shareholders, subject to their vote and to applicable provisions of our 11.750% senior notes due 2014 (or any of our other indebtedness restricting our ability to pay dividends), may agree to declare annual distributions of fifty percent of our after tax net income, determined in accordance with Mexican FRS. Notwithstanding the foregoing, we will declare distributions only (x) in an amount which does not exceed the lesser of (i) earnings on which Mexican taxes have been paid so that no additional Mexican tax is payable as a result of the distribution, and (ii) our net cash flow, (y) after such time as all scheduled capital contributions have been made and (z) after all requirements of Mexican law for the declaration and payment thereof have been satisfied. As of today, we have not declared any dividends.

Upon the consummation of the AT&T Transactions, Alfa and AT&T Mexico will terminate the Amended and Restated Joint Venture Agreement. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.”

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

B. Memorandum and articles of association

Our deed of incorporation and bylaws were previously filed as Exhibit 3.1 to Form F-4, Registration No.333-11084 filed with the SEC on November 9, 1999. Our bylaws were amended by the minutes to the General Partners’ Meeting on November 14, 2000, which were filed as Exhibit 3.2 to Form F-4, Registration No.333-100075 filed with the SEC on February 12, 2003. Our bylaws were further amended by the minutes to the general partners’ meeting on November 4, 2005, which were filed as Exhibit 1.3 to Form 20-F, filed with SEC on April 3, 2006. Our joint venture agreement was filed as Exhibit 10.1 to Form F-4, Registration No.333-11084 filed with the SEC on November 9, 1999. The joint venture agreement was further amended on November 30, 2005, which amendment was filed as Exhibit 4.1 to Form 20-F, filed with SEC on April 3, 2006. The following discussion and Item 6 above summarize some of the important aspects of our Amended and Restated Joint Venture Agreement and our bylaws. Our deed of incorporation includes the following as the purposes of our company:

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

Our fixed capital, which is not subject to withdrawal rights, is constituted as follows:

•	Class A – Ps. 53,550

•	Class B – Ps. 51,450

•	Class N – Ps. 195,000

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

Shareholder meetings. Shareholder meetings can be called by:

•	the Board of Directors, in which case the signature of the Secretary of the Board is required;

•	any of the members of the Board of Directors;

•	the examiner; or

•	shareholders representing at least 26% of the Class A or Class B stock.

At these meetings, our shareholders may:

•	examine our annual report, and determine the direction we will take the following year;

•	decide upon the application of the results of operation;

•	elect the chairman of the Board of Directors;

•	resolve to redeem stock with income that, according to law, may be used to pay dividends;

•	name our Chief Executive Officer and examiner;

•	decide the issuance of preferred stock;

•	decide to increase or reduce our fixed or variable capital;

•	pay dividends, if any;

•	approve changes to our bylaws;

•	determine our dissolution, if applicable;

•	permit the issuance of bonds;

•	approve the admission of new shareholders, except for transmission of stock permitted in clause 11 of the amended bylaws or with respect to a merger or acquisition of a company by us;

•

approve the execution or modification of any transaction not exceeding $3 million with any shareholder or a holding of a shareholder or an affiliate of either such entity, but in no event shall we enter into a transaction with a shareholder or any of its affiliates if the effect thereof is to materially and adversely affect the series B shareholder or adversely affect any contractual right of the series B shareholder or its affiliates;

•	approve annual financial statements with or without audit;

•	approve any incentive, deferred compensation or any similar compensation plan for the Chief Executive Officer and any other executive;

•	approve or modify the authority delegated to the Chief Executive Officer;

•	decide to introduce any service outside Mexico, provided that we can offer voice services over the Internet in any way as authorized by our shareholders,

•	resolve waiver of non-competition obligations of shareholders,

•	subject to clause 6 paragraph VI and to the provisions set forth in clause 15 subsection 28 of our by-laws, decide to acquire a competing business or strategic service and set the purchase price;

•	modify our financial policy;

•

subject to clause 6 paragraph VI and to the provisions set forth in clause 15 subsection 33 of our by-laws, approve the entry into a transaction involving an acquisition of any other person or certain assets;

•	resolve the amendment of any concession granted which results in an additional restriction of our operating conditions or which imposes additional risk or potential liability for our shareholders;

•	create subsidiaries and amend their bylaws; and

•	discuss and approve decisions relating to the exercise of corporate rights at shareholder meetings of subsidiaries.

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

Upon the consummation of the AT&T Transactions, Alfa and AT&T Mexico will terminate the Amended and Restated Joint Venture Agreement and Alfa will be our sole equity holder. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.”

C. Material contracts

As discussed above, after November 18, 2005, following the AT&T acquisition, we and our shareholders amended our joint venture agreement to modify our corporate governance and certain other provisions. We also amended our Service Mark License Agreement, the AGN Agreement and our bylaws (the “Bylaws”).

Governance Provisions

We and our shareholders amended the joint venture agreement and our bylaws to eliminate the requirement that certain corporate actions only be taken on the affirmative vote of each of the partners. The affirmative vote of each of the partners is no longer required for, among other things:

•	the approval or modification of our annual budget or business plan;

•	the making of significant capital expenditures;

•	the election or removal of our chief executive officer;

•	the entering into modification or termination of material contracts;

•	any change in regulatory policy; and

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

Service Mark License Agreement

On November 30, 2005 we amended our Service Mark License Agreement with AT&T to provide for our continued use of the AT&T brand for a period not to exceed 36 months from the consummation of the SBC and AT&T merger, which occurred on November 17, 2005. Pursuant to this amendment, we have to develop, acquire, license or position a new service brand for marketing our services. As a result, we have developed the brand Alestra in different phases, as follows: During the 24 month period ending on November 17, 2007, we used the brand Alestra in conjunction with the brand AT&T. During the 12 month period ending on November 17, 2008, as agreed with AT&T, we used the Alestra brand together with a tag line “Con AT&T conecta el hoy con el mañana” (“with AT&T connect today with the future”). As described above, on November 17, 2008, we ceased using the AT&T brand name. At this stage, we can use the phrase “AT&T Global Services” during the term of the AGN Agreement for the purpose of providing AT&T Global Services within Mexico, under the terms of the AGN Agreement.

AGN Agreement

The AGN Agreement has been extended to June 30, 2013. Under the amended AGN Agreement, if our Mexican shareholder, Alfa, transfers certain of its interest in us, AT&T’s obligations under the AGN Agreement will be terminated. Upon the consummation of the AT&T Transactions, and following the termination of the Equipment Lease Agreement, we and AT&T expect to terminate the AGN Agreement prior to its June 30, 2013 expiration date. Upon the termination of the AGN Agreement, we will be required to cease offering AT&T Global Services in Mexico and using any of AT&T’s intellectual property. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments” and “Item 3—Key Information—D. Risk Factors—Risks Related to Us—Our rights to offer AT&T Global Services to customers in Mexico are dependent on the AGN Agreement, the termination of which could adversely affect our business, results of operations and financial condition.”

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

Certain Purchase and Financial Commitments

Under the Amended and Restated Joint Venture Agreement between Alfa and AT&T, AT&T has agreed that its affiliates will purchase certain telecommunication services from us that generate a cumulative margin after certain third party costs of no less than U.S.$164,600,000 (subject to adjustment in certain circumstances) during the period from January 1, 2006 to June 30, 2010, or else AT&T will pay the amount of deficiency. These financial commitments are guaranteed by AT&T. If AT&T affiliates fail to meet certain cumulative margin milestones by June 30, 2012, AT&T Mexico will transfer up to 15% of its total equity interests in us to Alfa and, in the event such transfer amounts to 10% or more of our total equity interests, the right to nominate one Series B director.

On June 30, 2010, AT&T fulfilled its obligation with the marginal commitment of U.S.$164,600,000.

Equity Purchase Agreement and Nodes Purchase Agreement

On April 14, 2011, we entered into the Equity Purchase Agreement with AT&T, AT&T Mexico and Alfa, pursuant to which Alfa has agreed to acquire AT&T Mexico’s 49% equity interest in our company. On April 14, 2011, we also entered into the Nodes Purchase Agreement with AT&T, AT&T Mexico and Alfa, pursuant to which AT&T Mexico has agreed to purchase from us the Nodes required for the provision of AT&T Global Services in Mexico (we refer to the Nodes Purchase Agreement together with the Equity Purchase Agreement as the AT&T Transactions).

Consummation of the AT&T Transactions is subject to customary conditions, including: (i) receipt of certain regulatory approvals; (ii) absence of any law or order prohibiting the closing of the transactions; (iii) subject to certain exceptions, the accuracy of representations and warranties; and (iv) payment of certain amounts due to AT&T and AT&T Mexico. The AT&T Transactions are expected to close in the second quarter of 2011. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.”

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

Notwithstanding the foregoing, under Rule I.3.1711. published in the Diario Oficial de la Federación (the Official Register of the Federation) on June 11, 2010, which is subject to amendment or repeal but is expected to remain in effect until June 12, 2011 (the “Reduced Rate Rule”), payments of interest made where:

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file annual reports with the SEC as required by the Securities Exchange Act of 1934. We also furnish quarterly information statements as required by the indenture governing our 11.750% senior notes due 2014.

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

Most of our indebtedness bears fixed rates of interest, including our 11.750% senior notes due 2014 and our vendor financing. However, our bank facility interest payments are based on the floating three-month London Interbank Offered Rate (“LIBOR”). As of December 31, 2010, principal amount outstanding under this facility was Ps. 123.6 million.

The potential loss from a hypothetical, instantaneous and unfavorable increase of 500 basis points in the three-month LIBOR would have resulted in additional interest expense of approximately Ps. 8.5 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness.

Foreign Exchange Risk

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses are exposed to foreign currency fluctuations, our financial instruments are more highly impacted. As of December 31, 2010, the amount of senior notes and notes payable denominated in U.S. dollars was Ps. 2,998.3 million.

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

The hypothetical, potential loss in value of financial instruments held at December 31, 2010, the value of which totaled Ps. 2,998.3 million that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the Mexican Peso-U.S. dollar exchange rate would have been approximately Ps. 299.8 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps. 31.7 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness.

Periodically, we assess our exposure and consider opportunities to manage this risk, including through the use of hedging instruments. In October 2010, we entered into a currency hedge to minimize the effect of fluctuations in the Mexican Peso - U.S. dollar exchange. We sought to hedge the interest payment of our senior notes due 2014 through two foreign exchange forward contracts. These purchase contract agreements were both in an amount of U.S.$11.75 million in February 2011 and August 2011 at an exchange rate of Ps. 12.463 per U.S.$1 and Ps. 12.611 per U.S.$1, respectively. In addition, we had a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. The effect of this embedded derivate was a profit of Ps. 1.2 million in 2010 and a loss of Ps. 2.6 in 2009.

The effectiveness of financial derivative instruments classified as hedge instruments is assessed on a periodic basis. On December 31, 2010, our management had assessed the effectiveness of hedges and estimated that they are highly effective.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2010.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved.

Item 16.A. Audit Committee Financial Expert

At this time, we do not have an audit committee. Our board of directors has determined that it does not have a financial expert meeting the requirements of Item 16A. We do not have a financial expert in our board of directors because we are a privately owned company and Mexican law does not require us to have a financial expert on our board of directors. See Item 3, “Key Information – D. Risk Factors – Factor relating to the Mexican regulatory environment.”

Item 16.B. Code of Ethics

We have adopted a code of ethics, as defined in the Sarbanes-Oxley Act, applicable to our employees, principal executive officer, principal financial officer, and principal accounting officer. Our code of ethics is available for consultation at our web site at www.alestra.com.mx.

Item 16.C. Principal Accountant Fees and Services

The aggregate fees billed by PricewaterhouseCoopers, S.C. (“PwC”), our independent auditor, for professional services in 2009 and 2010 were as follows:

	2009		2010
Audit Fees (1)	Ps	5.9	Ps	5.7
Audit Related Fees (2)		7.8		0.6

Total	Ps	13.7	Ps	6.3

(1)	Audit fees include fees associated with the annual audit of our consolidated financial statements and reviews of our quarterly reports for statutory purposes. Audit fees also include fees associated with various audit requirements of us and for reviews of registration statements.
(2)	Audit-related fees include amounts paid to PwC for the audit of statutory social security and housing report, transfer pricing, other statutory reports and the offering memorandum and SEC Form F-4 in connection with our 11.750% senior notes due 2014.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16.F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

Not applicable.

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See pages F-1 through F-40 incorporated herein by reference.

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

12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Alestra, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Alestra, S. de R. L. de C. V. and subsidiaries (the “Company”), as of December 31, 2009 and 2010, and the consolidated statements of operations, changes in stockholders’ equity and cash flows for the three years ended December 31, 2010. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with the Mexican Financial Reporting Standards (“Mexican FRS”). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the standards of financial information used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alestra, S. de R. L. de C.V. and its subsidiaries, as of December 31, 2009 and 2010 and its consolidated results of operations, changes in stockholders’ equity, and cash flows for the three years ended December 31, 2010 in conformity with Mexican FRS.

Mexican FRS vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such difference is presented in Note 20 to the consolidated financial statements.

PricewaterhouseCoopers, S.C.

Oscar Ignacio Badillo Guerrero

Monterrey, Nuevo Leon, Mexico

January 25, 2011, except for Notes 19 and 20, as to which date is April 29, 2011

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2010

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	December 31, 2009	December 31, 2010
Assets
CURRENT ASSETS:
Cash and cash equivalents(Note 13)	Ps 635,631	Ps 864,431
Trade receivables, net (Note 3)	494,216	493,030
Due from affiliates and other related parties (Note 4)	24,018	7,974
Other receivables	73,698	104,924
Prepaid expenses (Note 5)	40,022	41,213
Other current assets	2,792	28,397

Total current assets	1,270,377	1,539,969
NON CURRENT ASSETS:
Property and equipment, net (Note 6)	5,204,783	5,077,968
Deferred charges and other assets, net (Note 7)	336,239	325,399
Deferred income tax (Note 15)	104,084	198,853

Total non current assets	5,645,106	5,602,220

Total assets	Ps 6,915,483	Ps 7,142,189

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B de C.V. and other carriers (Note 13)	Ps 472,362	Ps 496,646
Other suppliers	286,683	265,816
Bank loans, notes payable and capital leases (Note 8)	185,665	216,957
Due to affiliates and other related parties (Note 4)	4,854	9,790
Dividends payable (Note 11)	130,587	123,571
Interest payable	127,389	118,842
Other accounts payable and accrued expenses	268,658	354,670

Total current liabilities	1,476,198	1,586,292
LONG-TERM LIABILITIES:
11.750% Senior notes due 2014 (Note 9)	2,611,740	2,471,420
Bank loans, notes payable and capital leases (Note 8)	411,147	309,937
Employee’s benefits (Note 10)	102,677	106,746

Total liabilities	4,601,762	4,474,395

STOCKHOLDERS’ EQUITY (Note 11):
Contributed stock	1,394,971	1,394,971
Retained earnings	918,749	1,272,865

Total shareholders’ equity of Alestra	2,313,720	2,667,836
Non controlling interest	1	(42)

Total stockholders’ equity	2,313,721	2,667,794

CONTINGENCIES AND COMMITMENTS (Note 12)

Total liabilities and stockholders’ equity	Ps 6,915,483	Ps7,142,189

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on January 25, 2011, except for Notes 19 and 20, as to which the date is April 29, 2011, by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	2008		2009		2010
REVENUES (Note 14)
Long distance services	Ps	1,722,487	Ps	1,420,624	Ps	1,114,294
Data, internet and local services		2,950,062		3,263,013		3,455,988

		4,672,549		4,683,637		4,570,282
OPERATING EXPENSES:
Cost of services (excluding depreciation and amortization - Note 14)
Long distance services		(1,041,532)		(955,631)		(679,092)
Data, internet and local services		(747,497)		(781,075)		(836,359)

		(1,789,029)		(1,736,706)		(1,515,451)

Gross profit		2,883,520		2,946,931		3,054,831
Administration, selling and other operating expenses		(1,551,709)		(1,529,384)		(1,577,645)
Depreciation and amortization		(756,687)		(853,510)		(866,661)

Operating income		575,124		564,037		610,525

OTHER EXPENSES, NET		(50,072)		(73,229)		(26,452)

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(294,575)		(333,336)		(375,913)
Interest income		29,099		17,591		10,901
Exchange (loss) gain		(615,195)		99,092		171,006
(Loss) gain on derivative financial instruments		(63,179)		(4,789)		1,164

		(943,850)		(221,442)		(192,842)

(Loss) gain before the following provisions for income tax		(418,798)		269,366		391,231
Income tax (Note 15)		34,476		22,099		(33,732)

Net (loss) income attributable to controlling interest		(384,322)		291,465		357,499
Net loss attributable to non controlling interest		(1)		—		(2)

Consolidated net (loss) income of the period	Ps	(384,323)	Ps	291,465	Ps	357,497

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on January 25, 2011, except for Notes 19 and 20, as to which the date is April 29, 2011, by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

for the Years Ended December 31, 2008, 2009 and 2010

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

							Accumulated (deficit) income
							Effect on equity from labor obligation		Deficit from restatement from holding non monetary assets		Effects of derivative financial instruments		Retained earnings
	Capital stock
	Fixed		Variable		Restatement of Capital Stock										Stockholder equity of Alestra		Non controlling interest		Total Stockholders’ Equity
Balance at December 31, 2007	Ps	300	Ps	1,181,046	Ps	213,625	Ps	(5,075)	Ps	113,165	Ps	1,303	Ps	1,093,520	Ps	2,597,884	Ps	—	Ps	2,597,884
Changes in 2008:
Net loss														(384,323)		(384,323)		1		(384,322)

Transfer of deficit from restatement from holding non monetary assets to retained earnings										(113,165)				113,165		—				—
Elimination of additional minimum pension liabilities								5,075								5,075				5,075
Effect of derivative financial instruments												(1,792)				(1,792)				(1,792)

Comprehensive loss		—		—		—		5,075		(113,165)		(1,792)		(271,158)		(381,040)		1		(381,039)

Balance at December 31, 2008		300		1,181,046		213,625		—		—		(489)		822,362		2,216,844		1		2,216,845
Changes in 2009:
Net income														291,465		291,465		—		291,465
Effect of derivative financial instruments												489				489				489

Comprehensive income		—		—		—		—		—		489		291,465		291,954		—		291,954

Dividends declared														(195,078)		(195,078)				(195,078)

Balance at December 31, 2009		300		1,181,046		213,625		—		—		—		918,749		2,313,720		1		2,313,721
Changes in 2010:
Net income														357,499		357,499		(2)		357,497

Other														7,264		7,264		(41)		7,223
Effect of derivative financial instruments												(829)				(829)				(829)

Comprehensive income		—		—		—		—		—		(829)		364,763		363,934		(43)		363,891

Other adjustments														(9,818)		(9,818)				(9,818)

Balance at December 31, 2010	Ps	300	Ps	1,181,046	Ps	213,625	Ps	—	Ps	—	Ps	(829)	Ps	1,273,694	Ps	2,667,836	Ps	(42)	Ps	2,667,794

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on January 25, 2011, except for Notes 19 and 20, as to which the date is April 29, 2011, by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	2008		2009		2010
Operation activities:
(Loss) income before income tax	Ps	(418,798)	Ps	269,366	Ps	391,231
Items relating to investing activities:
Depreciation and amortization		756,687		853,510		866,662
Cost related to seniority premiums and pension plans		21,299		20,257		20,161
Interest income		(29,099)		(17,591)		(10,901)
Loss (profit) on derivative financial instruments		63,179		4,789		(1,164)
Gain on sale of equipment		3,888		20,134		7,733
Items relating to financing activities:
Interest expense		294,575		333,336		375,913
Exchange loss (gain)		615,195		(99,092)		(171,006)
Accelerated amortization of issuance costs of 8%senior notes		—		19,229		—
Other, net		7,596		1,723		(84)

Subtotal		1,314,522		1,405,661		1,478,545
Increase in accounts receivable and other current assets		5,302		27,452		20,253
Increase in suppliers, accounts payable and other current liabilities		72,408		413,014		129,500
Payments relating to settlement of derivative financial instruments		(58,775)		(2,241)		—
Income tax paid		(50,573)		(75,404)		(194,340)

Operating activities net cash flows		1,282,884		1,768,482		1,433,958

Investing activities:
Interest received		28,810		17,063		10,235
Acquisition of property and equipment		(788,159)		(808,373)		(656,937)
Acquisition of deferred charges and other assets		(74,554)		(107,275)		(93,224)

Investing activities net cash flows		(833,903)		(898,585)		(739,926)

Exceeding cash to apply in financing activities		448,981		869,897		694,032

Financing activities:
Proceeds from bank loans, notes payable and capital leases		414,762		349,788		263,384
Payment of debt and bank loans		(392,972)		(424,949)		(344,456)
Issuance of 11.750% Senior Notes due 2014		—		2,586,980		—
Fees and expenses incurred for the issuance of the 11.750% Senior Notes due 2014		—		(65,522)		—
Payment of 8% Senior Notes due 2010		(482,400)		(2,640,321)		—
Interest paid		(261,742)		(224,676)		(384,459)
Dividends paid		—		(64,490)		—

Financing activities net cash flows		(722,352)		(483,190)		(465,531)

Net cash (decreasing) increasing cash and cash equivalents		(273,371)		386,707		228,501
Effects by changes in the cash and cash equivalents value:
Adjustment to cash flow as a result of changes in exchange rates		27,101		46,119		299
Cash and cash equivalents at beginning of year		449,075		202,805		635,631

Cash and cash equivalents at year end	Ps	202,805	Ps	635,631	Ps	864,431

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on January 25, 2011, except for Notes 19 and 20, as to which the date is April 29, 2011, by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARIES

Subsidiaries of Alfa, S.A.B. de C.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2008, 2009 AND 2010

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

Alestra and its subsidiaries Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) and Alestra Telecomunicaciones Inalámbricas, S. de R. L. de C. V. (“ATI”) are collectively referred to as the “Company.”

The Company does not have any direct employees and all services required are provided by Servicios Alestra.

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering long distance telephone services and data, internet and local services.

The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted the Company a renewable thirty-year concession to operate its business. The Company did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In addition, Alestra has the freedom to define to whom it will provide voice and data services, and to fix prices which do not depend on any tariff imposed by the Government, and which is the reason the Company applies the accounting policies described in Note 2. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual rollout and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 199 cities as of December 31, 2010.

The Ministry of Communications has made various amendments to Company’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users throughout Mexico, as well as data transfer services and other value added services.

The brand name use agreements that Alestra and its shareholders signed, including the AT&T Global Network Cooperation Agreement (the “AGN Agreement”) provided for the following:

•

The Company was permitted to use the AT&T brand name until November 17, 2008 and was allowed to use the phrase AT&T Global Services, as a tag line below the Alestra brand, for the limited purpose of providing AT&T Global Services within on a nonexclusive basis until June 2010.

•

In June 2010, AT&T and Alestra entered into a new AGN Agreement which expires until June 30,2013. This agreement includes certain clauses related to the continuance of the service subsequent to the expiration date.

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

2. BASIS FOR PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis for preparation:

The accompanying consolidated financial statements were authorized for issuance on January 25, 2011, except for Notes 19 and 20, as to which the date is April 29, 2011, by the officers that sign these financial statements and related notes.

The accompanying consolidated financial statements at December 31, 2009 and 2010 fully meet with the provisions of the Mexican Financial Reporting Standards (“Mexican FRS”), to show a fair presentation of the Company’s financial position.

The Mexican FRS state that the International Financial Reporting Standard (IFRS), and/or the International Accounting Standards (IAS), are a supplementary part of the Mexican FRS when the absence of a specific Mexican FRS requires it. Accordingly, the Company, with the purpose of recognizing its revenues, applies the IAS-18 “Revenue” (see Note 2h.) issued by the International Accounting Standard Board (IASB).

The Company presents its costs and expenses within the statement of operations based on the function of said components, which main characteristic is to separate the cost of services from other costs and expenses. Additionally, for a better analysis of the statement of operations, the Company considered necessary to include the operating income amount separately in such statement, since this information represents a common analysis factor of the Company’s financial information.

According with the provisions in the Mexican FRS “Inflation Effects” (Mexican FRS B-10), the Mexican economy is currently in a non-inflationary environment, since the accumulated inflation for the past three years does not exceed 26% (maximum limit to define that an economy shall be considered as non-inflationary). Therefore, from January 1st, 2008 onwards, it is required to suspend the recognition of the effects of inflation on the financial information (disconnection of the inflationary accounting). Consequently, the figures contained in the financial statements at December 31, 2008, 2009 and 2010 are expressed in thousands of historical Mexican pesos modified by the effects of inflation on the financial information recognized until December 31. 2007.

Inflation percentages that have been considered to conclude on the environment wherein the economic activity in Mexico has been operating, were determined based on factors derived from the National Consumer Price index (NCPI) published by the Banco de México, as shown below:

	For the year ended December 31,
	2008	2009	2010
Year inflation	6.53%	3.57%	4.40%
Cumulative inflation in the last three years	15.01%	14.48%	15.19%

According to the provisions of Mexican FRS B-15, the Company has identified the Mexican peso as the recording, functional and reporting currency. Therefore, it was not necessary to perform any conversion or translation process.

New adopted standards:

As of January 1, 2010, new Mexican FRS and their interpretations issued by the Mexican Financial Reporting Standards Board (CINIF by its Spanish acronym) became effective. The standards that are applicable to the Company and have been retrospectively adopted are the following:

Mexican FRS B-2, “Cash flows statement”, it modifies the presentation of the effects resulting from the exchange rate fluctuation and the fair value movements in cash and cash equivalents with the purpose of showing both effects in a specific line allowing more clarity in the cash and cash equivalents balances reconciliation at the beginning and the end of the period. See cash flows statements.

Mexican FRS C-13, “Related parties”, requires the reporting entity to inform the name of the direct or indirect controller issuing financial statements available for public use. In addition, the disclosures on controlling entities are more detailed. See Note 4.

Mexican FRS C-1, “Cash and cash equivalents”, it establishes standards on the accounting treatment and disclosure of cash, restricted cash and available for sale securities. It also introduces new terminology to make it consistent with other Mexicans FRS previously issued. Also, it retrospectively modifies the restricted cash and cash equivalents presentation. See Note 13.

As a result of the issuance, in January 2009, of the general provisions applicable to Securities issuers and other participants in the Mexican securities market, Alfa (parent company) is required for the year starting on January 1, 2012 and onwards to prepare its financial statements in accordance with IFRS issued by IASB. Based on the aforementioned, the Company has also decided to prepare its financial statements, as of January 1, 2012, under the same criteria that will be applicable to its parent. However, the Company is currently in the process of conversion to IFRS and is evaluating the impacts of the adoption of IFRS on its financial statements.

Summary of significant accounting polices:

Following is a summary of the most significant accounting policies followed by the Company, which have been applied on a consistent basis in the preparation of its consolidated financial information for the years presented, unless otherwise indicated:

a. Basis for presentation and disclosure

The consolidated financial statements are expressed in Mexican Pesos, (functional and reporting currency) denoted by the symbol “Ps”.

The consolidated financial statements include those of Alestra and its subsidiaries, Servicios Alestra and ATI, of which Alestra holds 99.00% and 91.00% of their capital stock, respectively. All significant balances and transactions among consolidating companies have been eliminated.

The Mexican FRS require the use of some accounting estimates in the preparation of the financial statements. Also, Management judgment is required in the process of defining the Company’s accounting policies.

Significant estimates and assumptions include certain international long distance services revenues and expenses, allowance for doubtful accounts (see Note 3), deferred income tax provision (see Note 15) and employee benefits (see Note 10).

b. Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with original maturities of three months or less and with minor risks for changes in value, as cash equivalents. This primarily includes short-term deposits and money market accounts. In addition, as described in Note 13, the Company held a restricted cash derived from a dispute in the resale of the interconnection tariffs.

Since Mexican FRS C-1 became effective in 2010, the restricted cash balance is now required to be included as part of the cash and cash equivalents caption. The balances at December 31, 2009 related to these accounts, were regrouped to comply with the guidelines of the aforementioned Mexican FRS, since its application is retrospective.

c. Property and equipment, net (Note 6)

Property and equipment, including those acquired under capital leases, are stated as follows: i) acquisition subsequent to January 1st, 2008 at their historical cost and ii) acquisitions made until December 31, 2007 at their restated value determined by applying to their acquisition cost factors derived from the NCPI up to December 31, 2007, except for equipment of foreign origin, for which value was restated by applying factors that reflect the inflation of the country of origin at the date of valuation and translating those amounts to pesos at the exchange rate prevailing at the end of 2007. Consequently, as of December 31, 2009 and 2010, property and equipment are stated at their modified historical cost.

Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. Installation cost is capitalized and amortized during the estimated useful life of the line contracted by the client which is estimated to be three years.

The Company leases telecommunications equipment with certain characteristics, for which the Company substantially assumes all the inherent benefits and risks of the ownership. Consequently, these are classified as capital leases; which are capitalized at the beginning of the leasing contract at the lower of the value of the leased property or the present value of the minimal payments. The financial costs derived from the financing granted by the leasor for the acquisition of such assets is recognized in the statement of operations as accrued (see Note 8).

Depreciation is calculated using the straight-line method over the useful lives of the assets estimated by the Company, including those acquired under capital leases. These useful lives are consistent with the guidelines established by the Federal Telecommunications Commission (“Cofetel”), and are as follows:

Years
Buildings	25
Telephone network	3 to 28
Billing and customer care software	7
Equipment:
Office	10
Computer	3
Transportation	4

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

d. Deferred charges and other assets, net

The intangible assets are recognized in the balance sheet since they meet the following conditions: that they are identifiable, provide future economic benefits and the Company has control over such benefits. The intangible assets are classified as follows:

i)	Definite life, are those which expected future economic benefits are limited by any legal or economic conditions and are amortized systematically, based on the best estimate of their useful life, and are subject to impairment tests if any trigging event is identified.

ii)	Indefinite useful life, which are not amortized but subject to annual impairment assessment.

At December 31, 2009 and 2010, the Company only has definite life intangible assets.

e. Transactions in foreign currency and exchange differences

Transactions in foreign currencies are initially recorded at the recording currency by applying the exchange rates prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are translated at the exchange rate prevailing on the balance sheet date. Exchange gain or loss arising from fluctuations in the exchange rates between the transaction and settlement dates, or valuation at the period closing are recognized in the income as a component of the comprehensive financing results.

f. Provisions

The liabilities’ provisions represent present obligations for past events where the outflow of economic resources is possible. These provisions have been recorded based on management’s best estimation. See Note 13.

g. Comprehensive financing result (“CFR”)

The CFR is determined by grouping the following in the statement of operations: the financial income and expense, exchange differences and the effect of derivative financial instruments.

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

i. Advertising

Prepaid advertising are recognized in the results of operations the first time the advertising takes place and as the services received.

j. Income tax and flat tax

The income tax included in the consolidated statement of operations represents the current and deferred tax for the year. The deferred income tax is recorded under the comprehensive asset – liability method requiring recognition of deferred tax assets and liabilities for all temporary differences between the book and tax value of assets and liabilities and considering the tax rates that will be effective at the date these differences will be materialized in the future.

The Flat Tax (“Impuesto Empresarial Tasa Unica” or “IETU” for its name in Spanish) became effective as of January 1, 2008. The law introduced a flat tax, which replaced Mexico’s asset tax and is applicable along with Mexico’s regular income tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. The flat tax is calculated by applying a 16.5% tax rate in 2008, a 17% tax rate in 2009, and 17.5% in 2010 and the following years. In accordance with the interpretation published by the CINIF last December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, the Company has determined that it will continue paying regular income tax in the future therefore, the Company has recognized deferred income tax in this Financial Statements. See Note 15.

In 2009, the Mexican Congress approved the tax reform bill for 2010. Among others, the most significant changes were:

a. An increase of the income tax rate from 28% to 30% from 2010 to 2012, and a decrease to 29% in 2013 and 28% in 2014 onwards.

b. Modifications in the tax consolidation regime in which the Company is participating as a subsidiary of Alfa.

c. The creation of a Special Tax on Production and Services Law (Ley del Impuesto Especial Sobre Producción y Servicios or “LIEPS”) which consists of a 3% surcharge to cable and telephone communication services, excluding public telephone, rural fixed and internet services.

d. A 1% increase in the value added tax rate.

k. Capital Stock (Note 11)

Capital Stock, retained earnings, deficit from restatement from holding non-monetary assets effect of derivative financial instruments and the effect in equity from labor obligations are expressed as follows: i) movements done as of January 1, 2008 at nominal cost and onwards, and ii) movements done before January 1, 2008 at indexed values determined through the application to their originally determined values of factors derive from the NCPI up to December 31, 2007. Accordingly, the different stockholders equity accounts are expressed at modified historical cost.

l. Risk concentrations

Financial instruments (see Note 17) which potentially expose the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and receivables and payables to domestic operators.

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Company maintains allowances for doubtful accounts based on the expected recovery of all receivables determined by using the spin down method (see Note 3).

Approximately, 65.2%, 33.8%, and 28.00% of the Company’s revenues related to international long distance services for the years ended December 31, 2008, 2009 and 2010, respectively, were generated from telephone traffic exchanged between AT&T (a related party) and the Company (see Note 4).

In order to service its customers, the Company must interconnect with and use the telephone network of Teléfonos de México, S. A. B. de C. V. (“Telmex”), the major provider of local telephone services covering all of Mexico. The interconnection and other surcharge rates that the Company must pay Telmex are filed with Cofetel (see Note 13). For the years ended December 31, 2008, 2009 and 2010, interconnection costs amounted to Ps781,411, Ps802,964, and Ps568,185, respectively.

m. Employees’ benefits

The employees’ benefits granted by the Company to its employees, are described as follows:

The direct benefits at short term (salary, overtime, vacation, holidays, compensated absences payments, among others) are recognized in income as accrued and the corresponding liabilities are expressed at nominal value. Compensated absences payments are based on the legal or contractual provisions, are non cumulative.

The termination benefits due to reasons other than the restructuring, as well as the retirement benefits (pensions, health-care expenses and seniority premiums), are recognized based on actuarial studies carried out by independent actuaries through the projected unitary credit method. (see Note 10).

The net cost of the period of each employee benefit plan is recognized as an operating expense in the year it is accrued, which includes, among others, the amortization of the labor cost of the past services and the actuarial gains (losses) of the previous years

The transition liability is amortized over the lesser of the period pending to be amortized or five years. The actuarial gains and losses and transition liability amounts subject to amortization were amortized on the basis on the average estimated service lives of the employees. Actuarial studies for employees’ benefits includes the assumption of wage career.

In addition to the mentioned benefit plans, since 2007, the Company has established a retirement savings plan through an investment fund. Contributions in 2008, 2009 and 2010 are recognized as an expense in those years, and amounts to Ps37,995, Ps32,970 and Ps33,339, respectively.

n. Comprehensive income (loss)

Comprehensive income (loss) is represented by the net income (loss) plus the change in fair value on cash flow hedges and other items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions. Amounts in 2008, 2009 and 2010 are expressed in adjusted historical Mexican pesos.

o. Derivative financial instruments

All derivative financial instruments classified as held for trading or as hedge instruments are included in the balance sheet as assets and/or liabilities at fair value. The fair value is determined based on the prices of recognized markets; when no quoted market prices are available, it is determined based on valuation techniques accepted in the financial sector.

The changes in the fair value of derivative financial instruments are recognized in the CFR, except when entered into to hedge against risk and comply with all related requirements. Their designation as a hedge is documented at the inception of the transaction, specifying the related objective, initial position, risks to be hedged, type of hedge relationship, characteristics, accounting recognition and how their effectiveness will be assessed. In the case of cash flow hedges, the effective portion is temporarily included in comprehensive income in stockholders’ equity and is reclassified to income when the hedged item affects income. Any ineffective portion is recognized immediately in income.

The derivative financial instruments were privately negotiated with various counterparties, and their financial condition was supported by high ratings assigned by securities and credit risk rating agencies. The documentation used to formalize the operations entered into was that which is commonly used; in general terms, it follows the “Master Agreement” generated by the “International Swaps & Derivatives Association” (“ISDA”), and is accompanied by annexes commonly known as “Schedule” and “Confirmation”.

The fair value of the financial derivative instruments reflected in the Company’s financial statements represents a mathematical estimate of its fair value. The fair value is calculated using independent party models, with assumptions based on market conditions, past, present and future expectations to the corresponding accounting closing day, and most of the counterparts of the same instruments.

The Company reviews the contracts it holds in order to identify the existence of embedded derivatives. Identified embedded derivatives are subject to an assessment in order to determine if they meet the conditions set by the regulation; if they meet such conditions, they are separated from the host contract and valued at fair value. If the embedded derivative is classified for trading purposes, changes in fair value are recognized in the period’s income.

p. Impairment of long-lived assets in use

The Company reviews the carrying amounts of long-lived assets of definite life in use when an impairment indicator suggests that such amounts might not be recoverable, considered to be the greater of the present value of future net cash flows using an appropriate discount rate or the net sale price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. As of December 31, 2009 and 2010, such assets did not present indicators of impairment.

q. Deferred Statutory Employees Profit Sharing (ESPS)

The deferred ESPS is recorded under the comprehensive asset-and-liability method, which consists of recognizing a deferred ESPS for all differences between the book and ESPS value of the assets and liabilities for which payment or recovery is likely.

At December 31, 2009 and 2010, Company’s management did not recognize deferred ESPS since there were no material differences for this purpose.

Current ESPS and if applicable, the deferred component are presented in the income statement under Other expenses, net.

r. Segments

Mexican FRS B-5 “Financial Information by Segments”, requires the Company to analyze its organizational structure and its reporting system for the purpose of identifying segments. The Company has identified the following two business segments: Long Distance and Data, Internet and Local services. These segments have been determined considering the types of goods or services rendered. See Note 14.

s. Reclassifications

Certain reclassifications of amounts previously reported have been made to the consolidated balance sheets for the year ended December 31, 2009 to maintain consistency and comparability between periods presented, as shown below:

	Originally reported		Reclassification		December 31, 2009
Current assets:
Other receivables	Ps	75,918	Ps	(2,220)	Ps	73,698
Other current asset		572		2,220		2,792

Total current assets	Ps	1,270,377	Ps	—	Ps	1,270,377

t. Permanent investment in associated company

Permanent investments in associates are measured through the equity method. Under this method the investment is initially recorded at cost and subsequently increased (or decreased) for post acquisition net income (or loss), other movements impacting the equity of the investee and any adjustments required for impairment. Losses in associates are recognized in the corresponding portion, as follows: a) in the permanent investment until leave it in zero; b) if there is any excess after applying what is described in a) previous, this is recognized until leave them in zero; c) any remaining excess is recognized as a liability for the legal obligations or assumed in behalf of the associate; and d) any remaining excess of the losses is not recognized by the holding. See Note 7. Investments in shares, in its case, recognize impairment losses through the application of equity method on the recognized values.

u. New Financial Reporting Standards

During December 2010 and 2009, the CINIF issued a series of Mexican MFRS, which will become effective as of January 1, 2011. To date, the Company is evaluating the impact that these Mexican FRS and interpretation will have on the financial information presented.

Mexican FRS B-5 “Financial Information by Segments”. It establishes the general standards to disclose financial information by segments. Additionally, it allows the users of such information to analyze the entity from the same point of view as management do and requires to present financial information by segment consistently with its financial statements. With this standard, Bulletin B-5 “Financial Information by Segment” will be effective up to December 31, 2010.

Mexican FRS B-9 “Financial Information at Interim Dates”. It establishes the guidance for the determination and presentation of financial information at interim dates which, among other things requires the presentation of the statement of changes in stockholders’ equity and of cash flows which were not required by former Bulletin B-9 “Financial Information at interim dates” (effective up to December 31, 2010).

Mexican FRS C-4 “Inventory”. Of retrospective application and establishes the particular standards of valuation, presentation and disclosure for the initial and subsequent recognition of inventory. Additionally it removes the direct cost method as an allowed valuation system and the inventory cost allocation formula denominated as Last In First Out (LIFO). With this standard, Bulletin C-4 “Inventory” remains effective up to December 31, 2010.

Mexican FRS C-5 “Advanced payments”. Requires retrospective application and establishes, among other things, the particular standards of valuation, presentation and disclosure related to advanced payments line item. It also establishes that advanced payments for the purchase of inventory, real estate, machinery and equipment should be presented in the advanced payments line item and not in inventory or property, machinery and equipment as previously required. Additionally it establishes that advanced payments related to the acquisition of goods should be presented in the balance sheet in attention to the intended item classification, either in current or non-current assets. With this standard, Bulletin C-5 “Advanced payments” remains effective up to December 31, 2010.

Mexican FRS C-6 “Property, plant and equipment”. Requires prospective application (except on disclosure aspects), and establishes, among other things, the particular standards of valuation, presentation and disclosure related to property, plant and equipment. It also establishes: a) that property, plant and equipment used to develop or maintain biological and extractive industries assets be under its scope, and b) the mandatory depreciation of representative components of property, plant and equipment, as opposed to depreciating the remaining asset as a single component. This Mexican FRS became effective as of January 1, 2011, with exception of the changes arising from the segregation of its components and which have a useful life clearly different to the main asset. In this case, and for entities which have not performed such segregation, the applicable disposition will become effective for periods beginning January 1, 2012. With this standard, Bulletin C-6 “Property, plant and equipment” remains effective up to December 31, 2010.

Mexican FRS C-18 “Liabilities associated to assets retirement and environmental restoration”. Requires retrospective application and establishes, among other things, the particular standards for initial and subsequent recognition of a provision relative to liabilities associated to property, plant and equipment component retirements as well as the requirements to be considered for valuation of a liability associated to a component retirement and the disclosures that should be presented by an entity when it has a liability associated to a component retirement.

3. TRADE RECEIVABLES, NET

As of December 31, 2009 and 2010, trade receivables, net consist of the following:

	2009		2010
Trade receivables	Ps	556,694	Ps	532,381
Less: allowance for doubtful accounts		(62,478)		(39,351)

	Ps	494,216	Ps	493,030

For the years ended December 31, 2008, 2009 and 2010, the allowance for doubtful accounts is as follows:

	2008		2009		2010
Balance at beginning of year	Ps	(55,699)	Ps	(83,458)	Ps	(62,478)
Charge to income to increase the allowance for doubtful accounts		(27,526)		(19,602)		(12,070)
Write off of doubtful accounts		—		40,720		35,675
Recovery of written off accounts		(233)		(138)		(478)

Balance at end of year	Ps	(83,458)	Ps	(62,478)	Ps	(39,351)

The Company determines the level of the allowance for doubtful accounts based on an analysis of trade accounts receivable that may become uncollectible based on the spin down method. This method groups the balances by days due and gradually applies a percentage of the reserve to each group based in the experience, until reserving the total consumer trade accounts receivable due for more than 241 days and the total commercial trade accounts receivable due for more than 271 days. Doubtful accounts are written off every 18 months, in accordance with Alestra’s policies.

4. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

As mentioned in Note 1, the Company is a subsidiary of Alfa, with which it has a business relationship caused by the administrative services that the latter provides, as described below.

As of December 31, 2009 and 2010, balances due from and due to related parties were as follows:

	2009		2010
Due from:
Partner with significant influence over the entity	Ps	10,533	Ps	4,397
Affiliates		13,485		3,577

	Ps	24,018	Ps	7,974

Due to:
Partner with significant influence over the entity	Ps	4,377	Ps	4,414
Parent		477		2,226
Affiliates		—		3,150

	Ps	4,854	Ps	9,790

During 2008, 2009 and 2010, the main transactions carried out with related parties were as follows:

	2008		2009		2010
Parent
Expenses for administrative services received (b)	Ps	23,840	Ps	24,035	Ps	23,502

Partner with significant influence over the entity
Income:
International long distance, data, internet and local service settlement (a)	Ps	429,777	Ps	177,623	Ps	71,728

Expenses:
International long distance, data, internet and local service settlement cost (a)	Ps	123,370	Ps	51,753	Ps	24,165
Administrative services received (b)		68,885		64,111		66,273
Internet service costs (c)		61,289		83,854		80,482

	Ps	253,544	Ps	199,718	Ps	170,920

Affiliates
Interest income (d)	Ps	386	Ps	513	Ps	254

Expenses for administrative services received (b)	Ps	10,559	Ps	6,778	Ps	23,258

(a)	These amounts mainly represent the income and expenses derived from the settlement of international traffic between AT&T and Alestra, as well as the income from data services and local service with other affiliates. Up to June 30, 2010, AT&T and its affiliates had the commitment to purchase certain telecommunication services to the Company. The international settlement rates used are settled directly between Alestra and AT&T.
(b)	The Company has entered into several administrative service agreements with Alfa and AT&T.
(c)	This amount corresponds to the cost of services received from AT&T regarding the payment of internet connection services.
(d)	This amount corresponds to accrued interest of loans with affiliated companies.

Remunerations and benefits received by the main officers of the Company amounted to Ps31,797, Ps37,498 and Ps39,626 for the years ended December 31, 2008, 2009 and 2010 respectively, which were comprised of the basic salary and benefits established by law and complemented by a variable compensation program mainly based on the Company’s income. There is no agreement or program to involve employees in the capital of the Company.

The Company does not have any other significant operations with related parties or any conflicts of interest to disclose.

5. PREPAID EXPENSES

Prepaid expenses as of December 31, 2009 and 2010 consist primarily of prepaid expenses for systems maintenance, insurance, bonds and advertising time.

6. PROPERTY AND EQUIPMENT, NET

As of December 31, 2009 and 2010, property and equipment net, consists of the following:

	2009		2010
Buildings	Ps	147,213	Ps	224,817
Furniture, fixtures and other		234,232		233,114
Hardware equipment		332,290		354,437
Transportation equipment		26,536		33,044
Telephone network		9,925,493		10,243,017
Leasehold improvements		77,079		67,583
Billing and customer care software		524,141		562,253

		11,266,984		11,718,265
Accumulated depreciation and amortization		(6,443,102)		(7,101,556)

		4,823,882		4,616,709
Land		165,194		165,039
Constructions in progress		215,707		296,220

Total	Ps	5,204,783	Ps	5,077,968

Amortization of billing and customer care software charged to income amounted to, Ps68,113, Ps36,006 and Ps6,490 for the years ended December 31, 2008, 2009 and 2010, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above was, Ps633,122, Ps743,467 and Ps769,529 for the years ended December 31, 2008, 2009 and 2010, respectively.

As of December 31, 2009 and 2010, property and equipment include assets acquired under capital leases, and amounted to Ps641 and Ps545, respectively (see Note 8).

7. DEFERRED CHARGES AND OTHER ASSETS, NET

As of December 31, 2009 and 2010, deferred charges and other assets consist of the following:

	2009		2010
Capitalized expenses derived from issuance of 11.750% senior notes due 2014 (a)	Ps	66,166	Ps	66,166
Frequency bands (b)		174,370		174,370
Software (c)		729,778		830,399
Investments in associate (d)		16,113		10,052
Guarantee deposits		7,656		7,845
Installation expenses		61,221		64,116
Other assets		29,295		30,634

		1,084,599		1,183,582
Accumulated amortization		(748,360)		(858,183)

Total deferred charges and other	Ps	336,239	Ps	325,399

Amortization charged to income was Ps55,452, Ps74,037 and Ps90,643 for the years ended December 31, 2008, 2009 and 2010, respectively.

a. Capitalized expenses derived from issuance of 11.750% senior notes due 2014

Correspond to fees and expenses incurred for the issuance of the 11.750% senior notes due 2014 and are amortized using the straight line method over the terms of the senior notes. Amortization charged to income for the years ended December 31, 2009 and 2010 amounted Ps3,535 and Ps13,421 respectively

b. Frequency bands

In 1997, the Company obtained two national point-to-point wireless telecommunications concessions and three point-to multipoint wireless concessions covering Mexico City, Monterrey and Guadalajara. The concessions are for 20 years beginning in 1998 and are amortized on a straight-line basis over the concession period. Frequency band amortization expense for each of the years ended December 31, 2008, 2009 and 2010 amounted to Ps8,719 and the net carrying amount is Ps75,542 and Ps66,824 at December 31, 2009 and 2010, respectively.

c. Software

Software costs consist of purchased software license for internal use. The amortization of software for the years ended December 31, 2008, 2009 and 2010 amounted to Ps44,829, Ps64,271, and Ps81,911, respectively, with a net carrying amount of Ps139,151, Ps145,314, and 163,927, respectively

d. Investment in associate

In 2008, the Company acquired 50% of common shares of Conectividad Inalámbrica 7 GHz, S. de R.L. This acquisition is measured by using the equity method.

8. BANK LOANS, NOTES PAYABLE AND CAPITAL LEASES

As of December 31, 2009 and 2010 bank loans, notes payable and capital leases consist of the following:

	2009		2010
Bank loan obtained from Comerica Bank for an amount of US$10 million. (1)		—	Ps	123,571
Bank loan obtained from Comerica Bank for an amount of US$10 million (2)	Ps	130,587		—
Promissory notes to Cisco Systems Capital Corporation for an amount of US$37.2 million. (3)		296,251		238,243
Promissory notes to Hewlett Packard Operations de México, S. de R. L. de C. V., for an amount of US$18.8 million. (4)		160,908		136,282
Promissory notes to Huawei Tecnologies de México, S. A. de C. V. for an amount of US$3.5 million. (5)		—		28,798
Capital lease contract with Arrendadora Capital Corporation, S. A. de C. V., for an amount of Ps27,198. (6)		9,066		—

		596,812		526,894
Current portion of bank loans notes payable and capital leases		(185,665)		(216,957)

Long term debt	Ps	411,147	Ps	309,937

(1)	On September 27, 2010 the Company signed a new loan agreement with Comerica Bank (“Comerica”) for US$10 million bearing interest at 3-month adjusted LIBOR rate plus 3.75%. Interest are payable quarterly and principal is payable in four equal installments of US$2.5 million in March 31, 2012, June 30, 2012, September 30,2012 and December 31, 2012. This loan agreement contains various covenants which, as of December 31, 2010, and the date of the issuance of the financial statements, the Company is in full compliance.
(2)	On October 12, 2009 the Company signed a loan with Comerica for US$10 million bearing interest at 3-month LIBOR rate plus 3.75%. Interest was to be paid quarterly and principal was to be paid in four equal installments of US$2.5 million starting on January 12, 2011 with a maturity on October 12, 2011. However, as of September 28, 2010, the loan was paid in full.
(3)	The Company issued ten promissory notes for a total amount of US$37.2 million to acquire goods with its supplier Cisco Systems Capital Corporation. Each note has a maturity of 36 months at an annual interest rates between 5.15% and 5.67%. The amount due as of December 31, 2010 was US$19.3 million.
(4)	From October 1, 2008 to March 31, 2010, the Company signed five promissory notes with Hewlett Packard Operations de México, S. de R. L. de C. V. (“HP”), for the acquisition of goods for a total amount of US$18.8 million. The payments will be made on a monthly basis in 48 installments and annual interest rates between 5.21% and 7.082%. As of December 31, 2010 amount due was US$11.0 million.

(5)	On March 17, 2010, the Company signed a promissory note with Huawei Technologies de México S. A. de C. V. (“Huawei”), for the acquisition of goods for a total amount of US$3.5 million. The payments will be made quarterly at an annual interest rate of 5.50%. As of December 31, 2010, the amount outstanding was US$2.3 million.
(6)	The Company entered into a capital lease contract with Oracle de México, S. A. de C.V. (“Oracle”) to acquire software licenses and technical support for a total amount of Ps27,198, and bearing interest at 5.67%. This capital lease was payable in 12 equal monthly payments of Ps2,431 each, and matured in April 30, 2010.

9. SENIOR NOTES

On August 11, 2009 the Company performed a debt offering by issuing unsecured senior notes for a total amount of US$200 million. The senior notes bear interest at annual rate of 11.750% payable semi-annually in cash on February and August of each year with a maturity on August 11, 2014 (“11.750% Senior Notes”). The 11.750% Senior Notes principal will be paid at maturity and is presented as long-term in the balance sheet.

The proceeds obtained in the issuance of the 11.750% Senior Notes were used to refinance the Company’s 8% Senior Notes due June 2010 (“8% Senior Notes”).

On October 7, 2009, the Company filed a registration statement on Form F-4 in order to register its offer to exchange its outstanding 11.750% Senior Notes due 2014 with new notes that have been registered under the U.S. Securities Act of 1933, as amended. This registration statement became effective on January 6, 2010.

The costs and expenses, including the placing of premiums and discounts of this new issuance, which at December 31, 2009 amounted to Ps66,166 (US$5.1 million), will be amortized over the life of the 11.750% Senior Notes. The unamortized costs and expenses of the 8% Senior Notes due 2010, amounting to Ps19,229 at December 31, 2009, were charged to income for the year and are presented in the statement of operations as other income (expense).

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

The indenture for the 11.750% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of December 31, 2009 and 2010 and to the date of issuance of these financial statements, the Company is in compliance with all required covenants.

10. EMPLOYEES’ BENEFITS

Following is a summary of the principal financial data relative to these obligations:

a.	Reconciliation between the initial and final balances of the defined benefit obligations (OBD by its Spanish acronym) present value for the periods 2009 and 2010:

	Pension plan		Seniority premium		Termination benefits		Other retirement benefits		Total
Defined benefit obligation at January 1, 2009	Ps	71,271	Ps	1,240	Ps	31,963	Ps	734	Ps	105,208
Plus (less):
Labor cost of the current service		1,973		135		2,972		24		5,104
Financial cost		5,413		110		2,743		67		8,333
Actuarial (earnings) losses generated in the period		24,384		177		4,352		(6)		28,907
Benefits paid		(19,346)		(43)		(4,391)				(23,780)
Settlements		(9,570)								(9,570)

Defined benefit obligation at December 31, 2009	Ps	74,125	Ps	1,620	Ps	37,638	Ps	819	Ps	114,202

	Pension plan		Seniority premium		Termination benefits		Other retirement benefits		Total
Defined benefit obligation at January 1, 2010	Ps	74,125	Ps	1,620	Ps	37,638	Ps	819	Ps	114,202
Plus (less):
Labor cost of the current service		2,286		167		3,272		22		5,747
Financial cost		6,523		152		3,325		77		10,077
Actuarial (earnings) losses generated in the period		(3,237)		(44)		1,737		2,890		1,346
Benefits paid		(11,342)				(4,753)				(16,095)
Settlements		(1,838)								(1,838)

Defined benefit obligation at December 31, 2010	Ps	66,517	Ps	1,895	Ps	41,219	Ps	3,808	Ps	113,439

b.	The accumulated benefit obligations at December 31, 2009 and 2010 amounted to Ps73,769 and Ps73,699, respectively.

c.	Reconciliation between the OBD present value and the Net Projected Assets/ Liability (A/ PNP by its Spanish acronym) recognized in the balance sheet is presented as follows:

	Pensions December 31,				Seniority premium December 31,				Termination benefits December 31,				Other retirement benefits December 31,				Total		Total
	2009		2010		2009		2010		2009		2010		2009		2010		2009		2010
Labor assets (liabilities):
Defined benefit obligation	Ps	74,125	Ps	66,517	Ps	1,620	Ps	1,895	Ps	37,638	Ps	41,219	Ps	819	Ps	3,808	Ps	114,202	Ps	113,439

Unfunded status		74,125		66,517		1,620		1,895		37,638		41,219		819		3,808		114,202		113,439
Less unrecognized amounts pending amortization:
Actuarial (gains) losses		(9,682)		(4,333)		(1,551)		(1,366)		—		—		7		(2,883)		(11,226)		(8,582)

Transition liability		—		—		(130)		(85)		(9,068)		(6,045)		—		—		(9,198)		(6,130)
Prior service cost		8,899		8,019		—		—		—		—		—		—		8,899		8,019

Net projected liability	Ps	73,342	Ps	70,203	Ps	(61)	Ps	444	Ps	28,570	Ps	35,174	Ps	826	Ps	925	Ps	102,677	Ps	106,746

d.	Period Net Cost (CNP by its Spanish acronym )

An analysis of the CNP by plan type is presented as follows:

	Pensions plan December 31,						Seniority premium December 31,						Indemnities December 31						Other retirement benefits December 31						Total December 31
	2008		2009		2010		2008		2009		2010		2008		2009		2010		2008		2009		2010		2008		2009		2010
Net cost of the period:
Labor cost of the current service	Ps	2,001	Ps	1,973	Ps	2,286	Ps	127	Ps	135	Ps	167	Ps	2,784	Ps	2,972	Ps	3,272	Ps	41	Ps	24	Ps	22	Ps	4,953	Ps	5,104	Ps	5,747

Financial cost		6,644		5,413		6,523		97		110		152		2,138		2,743		3,325		119		67		77		8,998		8,333		10,077

Net actuarial earning or loss		—		—		153		144		129		141		5,710		4,352		1,737		—		—		—		5,854		4,481		2,031

Labor cost of past service		(779)		(743)		(658)		43		43		43		3,023		3,023		3,023		113		—		—		2,400		2,323		2,408
Reductions and settlements		(706)		16		(102)		—		—		—		—		—		—		(200)		—		—		(906)		16		(102)

Total	Ps	7,160	Ps	6,659	Ps	8,202	Ps	411	Ps	417	Ps	503	Ps	13,655	Ps	13,090	Ps	11,357	Ps	73	Ps	91	Ps	99	Ps	21,299	Ps	20,257	Ps	20,161

e.	Main actuarial assumptions:

The main actuarial assumptions used, expressed in absolute terms, as well as the discount rates, plan assets yield, salaries increases and changes in the indexes or other variables, referred at December 31, 2009 and 2010, are as follows:

Concept*	2009	2010
Discount rates	9.40%	7.50%
Rate of salary increase	5.25%	5.25%
Minimum wage increase rate	4.25%	4.25%
Health care inflation annual nominal rate	7.35%	7.50%

*	Annual nominal

f.	Variation effect in the trend rate assumed from the medical attention costs:

The effect of a variation in one percent in the variation trend rate assumed concerning health care costs would have been as follows:

	2009				2010
Concept	Effect +1		Effect -1		Effect +1		Effect -1
Cost of the current services and interest of the net medical services at retirement	Ps	17	Ps	25	Ps	121	Ps	73
Cumulative obligations by retirement benefits derived from the medical attention costs	Ps	691	Ps	979	Ps	4,671	Ps	3,102

11. STOCKHOLDERS’ EQUITY

As of December 31, 2010 the capital stock of Alestra is variable with a fixed minimum of Ps300 and an unlimited maximum. As of December 31, 2009 and 2010, the subscribed and paid-in capital stock at nominal value amounted to Ps1,181,346. It is represented by common, nominative shares of no par value, and are divided as follows: (a) Series “A”, which represents 51% ownership interest, grants full ownership and voting rights, and is restricted to Mexican investors (b) Series “B” which represents no more than 49% of the ownership interest, grants full ownership and voting rights, and has no ownership restrictions; and (c) Series “N”, which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with article 113 of the General Law of Mercantile Organizations, and may be acquired by Mexican and foreign investors in accordance with the applicable legal regulations.

The Company’s capital stock at December 31, 2008, 2009 and 2010, consists of the following:

Alfa, S. A. B. de C. V.				AT&T Telecom. México, Inc.
Series	Ownership (%)	Contribution		Series	Ownership (%)	Contribution		Total
“A”	17.85		210,870	“A”	—		—	Ps	210,870
“B”	—		—	“B”	17.15	Ps	202,601		202,601
“N”	33.15		391,616	“N”	31.85		376,259		767,875

Total	51.00	Ps	602,486	Total	49.00	Ps	578,860	Ps	1,181,346

Net income for the year is subject to the decisions taken at the general stockholders’ meeting, to the Company’s by-laws and to the General Law of Mercantile Organizations. In accordance with the General Law of Mercantile Organizations, the legal reserve must be increased annually by 5% of annual net profits until it reaches 20% of the fully paid capital stock amount.

In a shareholders meeting held on December 21, 2009, the shareholders declared a dividend of US$15 million (Ps195,077), agreeing to pay the dividend in two installments, with the first payment of US$5 million (Ps64,490) to be made no later than December 23, 2009. The first payment was paid as of December 31, 2009 and came from net tax profit account (CUFIN by its Spanish acronym). The rest of the dividend, US$10 million (Ps130,587), will be paid, depending on the Company’s cash flows. At the date of the issuance of these financial statements, this amount has not been paid. As of December 31, 2008 and 2010, the Company did not declare any dividends.

Dividends paid are not subject to income tax if paid from the CUFIN. Any dividends paid in excess of this account will cause a tax equivalent to 42.86% if they are paid on 2011. The current tax is payable by the Company and may be credited against its income tax in the same year or the following two years or in its case against the Flat tax of the period. Dividends paid from retained earnings previously taxed are not subject to any tax withholding or payment. At December 31, 2010 the CUFIN and the Capital Contribution Account (CUCA by its Spanish acronym) amounted to Ps677,368 and Ps14,461,990, respectively.

In the event of a capital reduction, the provisions of the Income Tax Law arrange that any excess of Stockholders’ equity over capital contributions is accounted for with the same tax treatment as dividends.

At December 31, 2009 and 2010, the capital stock shows Ps489 and (Ps829), respectively, which correspond to the effect for the derivative financial instruments valuation and, which accounting effects have been generated by the valuation of liability that have not necessarily been realized.

12. CONTINGENCIES AND COMMITMENTS

a.	At December 31, 2010, the Company had commitments from agreements to lease office space classified operating leases. The leases payments are subject to escalation factors based on the NPCI. At December 31, 2010, future minimum lease payments under non cancelable operating leases with terms in excess of one year are as follows:

Year
2011	Ps	102,789
2012		106,264
2013		110,003
2014		114,487
2015 onwards		506,762

	Ps	940,305

Lease expense was Ps85,362, Ps99,978 and Ps103,748 for the years ended December 31, 2008, 2009 and 2010, respectively.

b.	As of December 31, 2009 and 2010, the Company obtained performance bonds for Ps372,914 and Ps271,157 respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c.	As of December 31, 2009 and 2010, the Company had outstanding commitments to acquire equipment and other capital expenditures related to the construction of its telecommunications network amounting to US$14.7 million (Ps192,025) and US$14.6 million (Ps180,529), respectively.

d.	In August 2006, ABA Seguros, S. A. de C. V. (“ABA Seguros”) and 7 ELEVEN, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa, S. A. de C. V. under the theory of subrogation of rights. Servicios Alestra filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. Although the outcome of the claim has not yet been decided, Servicios Alestra does not believe it would have a substantial effect on its financial results. In the Company’s opinion; although the outcomes of these proceedings are uncertain, these should not have a material adverse effect on its financial position, results of operations or cash flows.

e.	The Company is involved in a dispute with Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding interconnection services rates applicable for 2008, 2009 and 2010 and had requested the intervention of Cofetel. As of the date of issuance of these financial statements, management continues its negotiations with Telmex and it is expected that the Company may reach an agreement in the near future. In the Company’s opinion, although the outcomes of the mentioned proceedings are uncertain, they should not have a material adverse effect on its financial results in excess of the amounts accrued; however, as of the date of issuance of these financial statements, the Company believes that it has recognized sufficient provisions to address such contingencies. See Note 13.

13. RESTRICTED CASH RELATED TO LIABILITIES IN DISPUTE

Alestra filed a disagreement before Cofetel (see Note 12.e) derived from a dispute in the resale of the interconnection tariffs that Alestra had held with Telmex and Teléfonos del Norte (“Telnor”, a subsidiary of Telmex). The disagreement is requesting a resolution regarding the interconnection traffic tariffs for telecommunication networks applicable during 2010 and long distance interconnection traffic (interurban transportation) during 2008 and 2009.

On September 8, 2009, the parties in dispute agreed to subscribe a trust agreement with BBVA Bancomer, S. A., for the administration and investment of the total amounts in dispute corresponding to the difference between the amounts invoiced by Telmex/Telnor, as a result of the 2008, 2009 and 2010 resolutions, and the payments made by Alestra for these services.

Once the parties reach an agreement or the corresponding disagreements are definitely solved, the trust funds as well as the yields thereof will be distributed, as agreed.

The restricted cash that represents the trust balance shown in the balance sheet is included within cash and cash equivalents as mentioned in Note 2b.

At December 31, 2009 and 2010, the trust balance amounted Ps318,202 and Ps378,207, respectively, integrated by the contributions made by Alestra and the corresponding interest for the amounts of Ps313,681 and Ps4,521 at December 31, 2009, and Ps361,568 and Ps16,639 at December 31, 2010. In these years there has not been any applications or decreases affecting the trust´s balance.

14. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company operates in two main segments: long distance (domestic and international) and data, internet and local services. These segments are managed separately due to product differences.

The Company’s management uses the information regarding income and costs of services (excluding depreciation and amortization) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration, selling and other operating expenses and depreciation and amortization per segment.

Year ended	Long distance		Data, internet and local services		Total
2008
Revenues	Ps	1,722,487	Ps	2,950,062	Ps	4,672,549
Costs of services (excluding depreciation and amortization)		(1,041,532)		(747,497)		(1,789,029)

Gross profit	Ps	680,955	Ps	2,202,565		2,883,520

Operating expenses						(2,308,396)

Operating income						575,124
Other expense, net						(50,072)
Comprehensive financial result						(943,850)

Loss before provision for income tax						(418,798)
Income tax						34,476

Consolidated net (loss)						(384,322)
Net (loss) attributable to non controlling interest						(1)

Net income attributable to total stockholders of Alestra					Ps	(384,323)

Year ended	Long distance		Data, internet and local services	Total
2009
Revenues	Ps	1,420,624	Ps3,263,013	Ps	4,683,637
Costs of services (excluding depreciation and amortization)		(955,631)	(781,075)		(1,736,706)

Gross profit	Ps	464,993	Ps2,481,938		2,946,931

Operating expenses					(2,382,894)

Operating income					564,037
Other expense, net					(73,229)
Comprehensive financial result					(221,442)

Income before provision for income tax					269,366
Income tax					22,099

Consolidated net income					291,465
Net (loss) attributable to non controlling interest					—

Net income attributable to total stockholders of Alestra				Ps	291,465

Year ended	Long distance		Data, internet and local services	Total
2010
Revenues	Ps	1,114,294	Ps3,455,988	Ps	4,570,282
Costs of services (excluding depreciation and amortization)		(679,092)	(836,359)		(1,515,451)

Gross profit	Ps	435,202	Ps2,619,629		3,054,831

Operating expenses					(2,444,306)

Operating income					610,525
Other expense, net					(26,452)
Comprehensive financial result					(192,842)

Income before provision for income tax					391,231
Income tax					(33,732)

Consolidated net income					357,499
Net (loss) attributable to non controlling interest					(2)

Net income attributable to total stockholders of Alestra				Ps	357,497

The Company does not have assets outside of Mexico. For the years ended December 2008, 2009 and 2010, the revenues from international long distance services of the Company generated by AT&T, represented 65.2%, 33.8%, and 28%, respectively. (See Notes 2l. and 4).

15.	INCOME TAX

a.	In 2010 the Company determined a tax profit of Ps812,934 (Ps 810,170 in 2009). Determining an income tax, after amortizations of tax loss carryforwards, of Ps128,252 (Ps88,005 in 2009), which is greater than the flat tax.

b.	The financial and tax projections of Alestra assume that the Company will mainly cause income tax and that: the Company will continue depreciating certain assets for tax purposes at the 1% rate, and for certain capital expenditures to be incurred in future years, it will exercise the option of applying an accelerated tax deduction.

c.	The tax result differs from the accounting result, mainly due to those items accumulated and deducted differently through time for accounting and tax purposes, from the recognition of the effects of inflation for tax purposes, as well as for those items that only affect the accounting or the tax result.

d.	On December 7, 2009, a decree was published, which modified, added and revoked several provisions of the Mexican Income Tax Law for 2010. This decree establishes, among others, that the income tax rate will be 30% for fiscal years 2010 to 2012, 29% for 2013 and 28% from 2014 onwards. At December 2009, the aforementioned change in rates resulted in a decrease in our deferred income tax asset balance of Ps18,557, with a corresponding effect on income for the year, which was determined based on the expectation of the reversal of temporary items at the new rates.

e.	The net credit (charge) to consolidated income for income tax was as follows:

	2008		2009		2010
Current income tax before amortization of tax loss carryforwards	Ps	(45,134)	Ps	(226,008)	Ps	(243,360)
Effect in the current income tax provision due to amortization of tax loss carryforwards reserved in prior years		—		138,003		115,108

		(45,134)		(88,005)		(128,252)
Deferred income tax		79,610		110,104		94,520

Total income tax provision	Ps	34,476	Ps	22,099	Ps	(33,732)

The reconciliation between the statutory and effective income tax rates is shown below:

	2008		2009		2010
(Loss) income before income tax	Ps	(418,798)	Ps	269,366	Ps	391,231
Statutory tax rate		28%		28%		30%

Income tax at statutory rate		117,263		(75,423)		(117,369)
Add (deduct) effect of income tax on:
Inflationary tax adjustment		(26,131)		(18,369)		(21,344)
Charges to income from the increase in the reserve of tax loss carryforwards of Servicios Alestra (subsidiary)		—		(22,898)		—
Effect from change of statutory rate		—		(18,557)		—
Other permanent items:
Tax effect from indexing of non-deductible fixed assets		66,546		40,052		63,201
Doubtful accounts not deducted for tax purposes		(46,568)		(28,839)		(71,596)
Tax loss carryforwards not applied		(78,571)		—		—
Others		1,937		8,130		(1,732)

Subtotal		34,476		(115,904)		(148,840)
Effect in the current income tax provision due to amortization of tax loss carryforwards reserved in prior years		—		138,003		115,108

Total provision of income tax charged to income	Ps	34,476	Ps	22,099	Ps	(33,732)

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31, 2009 and 2010, are as follows:

	2009		2010
Deferred tax asset:
Allowance for doubtful accounts	Ps	253,510	Ps	163,960
Other assets, costs and provisions		339,558		113,342

Total deferred tax assets		593,068		277,302

Deferred tax liabilities:
Property and equipment, net		476,977		68,785
Prepaid expenses		12,007		9,664

Total deferred tax liabilities		488,984		78,449

Tax loss carryforwards		134,759		33,925
Valuation allowance of tax loss carryforwards		(134,759)		(33,925)

Deferred income tax	Ps	104,084	Ps	198,853

For the years ended December 31, 2009 and 2010 the change in the valuation allowance of losses to be amortized is analyzed as follows:

	2009		2010
Balances at beginning of year	Ps	(323,536)	Ps	(134,759)
Prior years of tax loss carryforwards restatement		—		(14,274)
Charges to income from the increase in the reserve of tax loss carryforwards of Servicios Alestra (subsidiary)		(22,898)		—
Effect in the current income tax provision due to amortization of tax loss carryforwards reserved in prior years		138,003		115,108
Decrease in reserve from the expiration or loss of rights to use tax loss carryforwards in future years		73,672		—

Balances at end of year	Ps	(134,759)	Ps	(33,925)

The tax losses that could be amortized, in accordance with the policies established by the Company as described in the paragraphs above, are restated in accordance with the official inflation indexes, are as follows:

Year
2011	Ps	30,060
2012		17,882
2013		25,900
2014		26,794
2015		12,448

	Ps	113,084

In 2010 the Company determined a flat tax profit of Ps1,561,768 ( Ps 1,402,356 in 2009), and determined a flat tax profit net from credits of Ps118,475 (Ps87,904 in 2009) which did not exceed the determination for income tax purposes. The tax result differs from the accounting result mainly because, for accounting purposes, the transactions are recognized on an accrual basis while for tax purposes, these are recognized on a cash flow basis and for such items affecting only the accounting or tax result of the year.

The 2010 Flat Tax of the period is calculated at the 17.5% rate (17% for 2009) on the profit determined on a cash flows basis. Such net income represents the difference between the total income collected by taxable activities, less the authorized tax deduction paid. In addition, it is also allowed to reduce this amount by any Flat tax credits available, based on the procedures established in the effective law. The rate change effect of temporary differences has been recognized in previous periods.

According to the effective tax law, the Company must pay annually the higher tax between the Income tax and Flat tax.

16. FOREIGN CURRENCY POSITION

As of December 31, 2009 and 2010 monetary assets and liabilities, denominated in foreign currencies (U.S. dollars) were as follows:

	Thousands of U.S. dollars
	2009		2010
Assets	US$	25,642	US$	34,062
Short and long-term liabilities		(268,008)		(286,358)

Net short position	US$	(242,366)	US$	(252,296)

The following is a consolidated summary of the main transactions in foreign currency:

	2008		2009		2009
Revenues	US$	137,366	US$	120,812	US$	102,929
Cost of services		(28,275)		(17,209)		(15,280)
Operating expenses		(26,054)		(19,041)		(21,364)
Interest expense		(22,616)		(31,114)		(28,787)
Interest income		1,247		725		17
Other income, net		—		261		164

Net income	US$	61,668	US$	54,434	US$	37,679

The exchange rates at December 31, 2008, 2009 and 2010, were, Ps13.5383, Ps13.0587 and Ps12.3571 per U.S. dollar, respectively, as published by Banco de México (the Mexican central bank).

At January 25, 2011, the date of issuance of the financial statements, the exchange rate was Ps12.0516 per U.S. dollar.

17. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies and accrued expenses and other payables reported on the balance sheet, approximate fair value, due to the short term maturity of these instruments.

The estimated fair values of the financial instruments at December 31, 2009 and 2010 are as follows:

Years ended	Carrying amount		Fair value		Differences
2009
Bank loans and notes payable	Ps	596,812	Ps	590,828	Ps	5,984
Senior notes		2,611,740		2,951,266		(339,526)

	Ps	3,208,552	Ps	3,542,094	Ps	(333,542)

2010
Bank loans and notes payable	Ps	526,894	Ps	526,599	Ps	295
Senior notes		2,471,420		2,835,954		(364,534)
Derivative instruments		2,207		1,253		954

	Ps	3,000,521	Ps	3,363,806	Ps	(363,285)

18. DERIVATIVE FINANCIAL INSTRUMENTS

The Company in its interests payments of the 11.75% Senior Notes due 2014 is exposed to the fluctuation of Mexican peso against the US dollar. Therefore, the Company participates in a hedging strategy using forwards, which has been approved by the Board of Directors, with the purpose of hedging exchange risk rate for those transactions.

On October 21 and 25, 2010, the Company signed two forwards, to hedge the interest payment of the 11.75% Senior Notes due 2014 corresponding to February and August, 2011 with an original amount of US$11.75 million each one. These forwards were designated as cash flow hedges according to Mexican FRS.

At December 31, 2010 the characteristics of the forwards designated as hedging are as follows:

Counterparty	Notional amount		Beginning date	Expiring date	Type of underlying	Agreed exchange rate	Fair value

Deutsche Bank, AG	US$	11.750	October 21, 2010	February 11, 2011	USD$	Ps.12.463	(Ps.612)

Citibank, N.A.	US$	11.750	October 25, 2010	August 11, 2011	USD$	Ps.12.611	(Ps.217)

The Company considers its future purchase transactions quality as highly possible in the terms required by the accounting regulation.

The forwards fair value at December 31, 2010, resulted in the recognition of a liability and a charge in the comprehensive income account and will be reclassified to income in the period and line items as the corresponding account.

Notional amounts related to derivative financial instruments reflect the hired reference volume; however, it does not reflect the amounts in risk concerning the future flows. The risk amounts are generally limited to the unrealized profit or loss by market valuation of such instruments, which may vary according to changes in the market value of the underlying, its volatility and the credit quality of the counterparties.

The main obligation which the Company is subject to depends on the procedures and conditions set for entering into each one of the forwards, mainly due to the future payment that would have to be made equivalent to the fair value of each one of the forwards. As of December 31, 2009 the Company does not have derivative financial instruments outstanding.

19. SUBSEQUENT EVENT

On April 14, 2011, the Company entered into an equity purchase agreement with AT&T, AT&T Mexico and Alfa, pursuant to which Alfa has agreed to acquire AT&T Mexico’s 49% equity interest in the company (the “Equity Purchase Agreement”). On April 14, 2011, the Company also entered into a nodes purchase agreement with AT&T, AT&T Mexico and Alfa, pursuant to which AT&T Mexico has agreed to purchase from the Company the telecommunications nodes and customer equipment (the “Nodes”) required for the provision of AT&T Global Services in Mexico (the “Nodes Purchase Agreement” and, together with the Equity Purchase Agreement, the “AT&T Transactions”).

Consummation of the AT&T Transactions is subject to customary conditions, including: (i) receipt of certain regulatory approvals; (ii) absence of any law or order prohibiting the closing of the transactions; (iii) subject to certain exceptions, the accuracy of representations and warranties; and (iv) payment of certain amounts due to AT&T and AT&T Mexico. The AT&T Transactions are expected to close in the second half of 2011.

Upon the consummation of the AT&T Transactions, (i) Alfa will own 100% of the Company equity interests, (ii) Alfa & AT&T Mexico will terminate the Joint Venture Agreement, and (iii) the Company and AT&T Mexico will enter into an Equipment Lease Agreement pursuant to which Alestra will lease from AT&T Mexico the Nodes required for the provision of AT&T Global Services in Mexico (the “Equipment Lease Agreement”) until December 31, 2012. The Equipment Lease Agreement is subject to early termination if AT&T Mexico acquires the necessary licenses and regulatory approvals to offer, directly and independently from the Company, AT&T Global Services within Mexico, prior to December 31, 2012.

Upon the termination of the Equipment Lease Agreement, (i) the Company and AT&T will terminate the AGN Agreement prior to its June 30, 2013 expiration date and (ii) the Company and AT&T Mexico will enter into several commercial agreements pursuant to which the Company will provide certain telecommunication services to AT&T Mexico

After the termination of the AGN Agreement, following the consummation of the AT&T Transactions, the Company will no longer provide AT&T Global Services and will be required to cease using any of AT&T’s intellectual property.

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

For financial assets and liabilities, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

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

All fair value adjustments as of December 31, 2010 represent assets or liabilities measured at fair value on a recurring basis and were calculated as follows:

	Balance at December 31, 2010		Quoted prices in active markets for identical assets		Significant other observable inputs		Significant unobservable inputs
			(Level 1)		(Level 2)		(Level 3)
Derivative financial instruments		2,207		—		2,207		—

Total	Ps	2,207	Ps	—	Ps	2,207	Ps	—

Derivative financial instruments are valued using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign exchange rates. The Company generally classifies these instruments within Level 2 of the valuation hierarchy. Such derivatives are for foreign currency.

Long-lived Assets

Long-lived assets, including real estate, may be measured at fair value if such assets are held for sale or when there is a determination that the asset is impaired. The determination of fair value is based on the best information available, including internal cash flow estimates discounted at an appropriate interest rate, quoted market prices when available, market prices for similar assets and independent appraisals, as appropriate. For real estate, cash flow estimates are based on current market estimates that reflect current and projected lease profiles and available industry information about expected trends in rental, occupancy and capitalization rates. See Note 20g.

Reconciliation of principal differences between Mexican FRS and U.S. GAAP

The principal differences between Mexican FRS and U.S. GAAP and the effect on consolidated net (loss) income and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	2008		2009		2010
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican FRS attributable to Alestra	Ps	(384,323)	Ps	291,465	Ps	357,497

U.S. GAAP adjustments:
a) Severance payments		4,450		3,012		3,012
b) Deferred income tax		34,725		47,741		(12,218)
c) Pension and labor liabilities		7,026		(2,528)		10,406
d) Difference in interest expense from restructuring		226,156		324,608		—
d) Reversal of debt issuance costs, net of amortization		22,688		34,032		—
e) Fifth amendment effect on depreciation expense		(137,820)		(50,784)		—

Total U.S. GAAP adjustments		157,225		356,081		1,200

Net (loss) income under U.S. GAAP		(227,098)		647,546		358,697
f) Non controlling interest under U.S. GAAP		—		—		3

Net (loss) income under U.S. GAAP	Ps	(227,098)	Ps	647,546	Ps	358,700

	2009		2010
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican FRS	Ps	2,313,721	Ps	2,667,794

U.S. GAAP adjustments:
a) Severance payments		(9,038)		(6,026)
b) Deferred income tax		3,480		(8,737)
c) Pension and labor liabilities		(9,011)		(4,268)

Total U.S. GAAP adjustments		(14,569)		(19,031)

Total stockholders’ equity under U.S. GAAP		2,299,152		2,648,763
f) Non controlling interest under U.S. GAAP		(1)		2

Total stockholders’ equity of Alestra under U.S. GAAP	Ps	2,299,151	Ps	2,648,765

Summary of the Company’s statement of changes in stockholders’ equity

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2009		2010
Balance at beginning of period	Ps	1,852,062	Ps	2,299,151
Net income for the year		647,546		358,700
Declaration of dividends		(195,078)		—
Effects from derivative financial instruments		489		(829)
Other adjustments		—		(2,595)
Impact of pension		(5,868)		(5,662)

Balance at end of period	Ps	2,299,151	Ps	2,648,765

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps 5,026,512 and (ii) reduce the variable portion of the capital stock for Ps9, 193,330 and Ps1, 340,308 by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders. These transactions did not represent a contribution or payment to the equity holders. For U.S. GAAP purposes, reclassifications of this nature are considered to be quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria are met. The Company does not comply with all the criteria and consequently, the stockholders’ equity under U.S. GAAP as of December 31, 2009 and 2010 is as follows:

	2009		2010
Capital stock	Ps	12,355,567	Ps	12,355,567
Accumulated losses		(10,056,415)		(9,706,804)

Total stockholders’ equity of Alestra		2,299,152		2,648,763

Non controlling interest		(1)		2

Total stockholders’ equity under U.S. GAAP	Ps	2,299,151	Ps	2,648,765

Condensed balance sheets and statements of income under U.S. GAAP

The following table presents condensed balance sheets and statements of income in constant Pesos, including all U.S. GAAP adjustments, as of December 31, 2009 and 2010 and for the three years then ended:

	2009		2010
Cash and cash equivalents	Ps	317,429	Ps	486,224
Restricted cash		318,202		378,207
Trade receivables		494,216		493,030
Other current assets		140,529		182,508

Total current assets		1,270,376		1,539,969
Property and equipment, net		5,204,783		5,077,968
Deferred charges and other assets, net		261,035		319,375
Deferred income tax		110,078		192,542

Total assets	Ps	6,846,272	Ps	7,129,854

Total current liabilities including the current portion of senior notes	Ps	1,348,809	Ps	1,467,450
11.750% Senior notes due 2014		2,545,574		2,471,420
Bank loans and notes payable		411,147		309,937
Interest payable		127,389		118,842
Estimated liabilities for seniority premiums and pension plans		114,202		113,440

Total liabilities		4,547,121		4,481,089

STOCKHOLDERS’ EQUITY :
Contributed capital		12,355,567		12,355,567
Accumulated losses		(10,056,415)		(9,706,804)

Total stockholders’ equity of Alestra		2,299,152		2,648,763
Non controlling interest		(1)		2

Total stockholders’ equity		2,299,151		2,648,765

Total liabilities and stockholders’ equity	Ps	6,846,272	Ps	7,129,854

	2008		2009		2010
Net revenues	Ps	4,672,549	Ps	4,683,637	Ps	4,570,282
Cost of services ( excluding depreciation and amortization presented separately below)		(1,789,029)		(1,736,706)		(1,515,451)
Administrative, selling and other operating expenses		(1,543,261)		(1,530,690)		(1,568,336)
Depreciation and amortization		(894,509)		(904,294)		(866,661)

Operating income		445,750		511,947		619,834

Comprehensive financial result:
Interest (expense) income		(39,320)		8,863		(365,012)
Exchange (loss) gain		(615,195)		99,092		171,006
Effect of derivative financial instruments		(63,179)		(4,789)		1,164

		(717,694)		103,166		(192,842)

Debt issuance costs, net		22,688		14,802		—
Other expense, net		(47,043)		(52,209)		(22,344)

Net (loss) income before deferred income tax and asset tax		(296,299)		577,706		404,648
Income tax		69,201		69,840		(45,951)

Net (loss) income		(227,098)		647,546		358,697
Net income attributable to non controlling interest		—		—		3

Net (loss) income attributable to total Alestra	Ps	(227,098)	Ps	647,546	Ps	358,700

a) Severance payments

Effective January 1, 2006, the Company adopted the provisions of Mexican FRS D-3, which has subsequently been revised as of January 1, 2008. Under Mexican FRS, beginning in 2005, severance payments should be accounted in a manner similar to other post-retirement benefits. In 2005 the Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps24,666 over the remaining expected employee service period and consequently, as of December 31, 2008, 2009 and 2010 has recognized a total liability and charge to earnings of Ps4,451, Ps3,012 and Ps3,012. Prior to the adoption of revised Mexican FRS D-3, such severance costs were recognized as incurred. With the revision of Mexican FRS D-3, the Company is now amortizing the actuarial determined severance liability over a period of 5 years.

b) Deferred Income Taxes

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

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of U.S. GAAP adjustments, as of December 31, 2009 and 2010, are as follows:

	Mex GAAP		U.S GAAP Adjustments		2009
Deferred tax asset:
Tax loss carryforwards	Ps	134,759	Ps	—	Ps	134,759
Allowance for doubtful accounts		253,510				253,510
Costs and provisions		339,558		5,994		345,552

Total deferred tax assets		727,827		5,994		733,821

Deferred tax liabilities:
Property and equipment, and other assets, net		476,977		—		476,977
Prepaid expenses		12,007				12,007

Total deferred tax liabilities		488,984		—		488,984

Net deferred tax assets		238,843				244,837
Valuation allowance		(134,759)		—		(134,759)

Deferred income, net	Ps	104,084	Ps	5,994	Ps	110,078

	Mex GAAP		U.S GAAP Adjustments		2010
Deferred tax asset:
Tax loss carryforwards	Ps	33,925	Ps	—	Ps	33,925
Allowance for doubtful accounts		163,960		—		163,960
Costs and provisions		113,342		(6,311)		107,031

Total deferred tax assets		311,227		(6,311)		304,916

Deferred tax liabilities:
Property and equipment, and other assets, net		(68,785)		—		(68,785)
Prepaid expenses		(9,664)		—		(9,664)

Total deferred tax liabilities		(78,449)		—		(78,449)

Net deferred tax assets		232,778		(6,311)		226,467
Valuation allowance		(33,925)		—		(33,925)

Deferred income, net	Ps	198,853	Ps	(6,311)	Ps	192,542

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized as of December 31, 2009 and 2010, for the deferred assets that the Company considered were more likely than not to be realized in the future.

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

As of December 31, 2009 and 2010, this pronouncement had no effect on the Company’s overall financial position or results of operations.

c) Pensions and labor liabilities

Due to the revision of Mexican FRS D-3, effective January 1, 2008, companies must now amortize transition obligations/benefits, unrecognized prior service costs/benefits and net gains and losses over a maximum period of 5 years. This change has resulted in an increase in net periodic pension expense under Mexican FRS and has created a difference of Ps2,528 and Ps(10,406) for fiscal years 2009 and 2010 respectively.

Under U.S. GAAP, ASC 715 “Compensation- Retirement Benefits” requires employers to recognize the under-funded or over-funded status of defined benefit pension and postretirement plans as an asset or liability in its balance sheet, and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of stockholders’ equity. The adoption of this standard created a difference in the pension and labor liabilities established under Mexican FRS.

Amount Recognized in Accumulated Other Comprehensive Income (“AOCI”)

(net of tax)	2009		2010
Net transition obligation	Ps	6,619	Ps	6,180
Prior service cost		(14,031)		(12,891)
Net gain		3,466		1,907

Total	Ps	(3,946)	Ps	(4,804)

AOCI Rollfoward (net of tax)

(net of tax)	2009		2010
AOCI at beginning of year	Ps	(13,757)	Ps	(3,946)
Occurring during the year:
Net loss (gain)		10,164		(1,560)
Amounts amortized during the year:
Net transition obligation		438		(438)
Prior service cost		(791)		1,140

AOCI at the end of the year	Ps	(3,946)	Ps	(4,804)

Pursuant to the requirements of U.S. GAAP, the following tables present a reconciliation of the beginning and ending balances the accumulated benefit obligation.

Seniority Premiums and Pension Benefits

	2009		2010
Benefit obligation at beginning of year	Ps	72,512	Ps	75,744
Service cost		2,108		2,452
Interest cost		6,187		6,651
Actuarial loss (gain)		14,326		(5,094)
Benefits paid		(19,389)		(11,341)

Benefit obligations at end of year	Ps	75,744	Ps	68,412

Post-retirement benefit

	2009		2010
Benefit obligation at beginning of year	Ps	31,963	Ps	37,638
Service cost		2,972		3,272
Interest cost		2,563		3,103
Actuarial loss		4,044		1,987
Benefits paid		(3,904)		(4,781)

Benefit obligation at end of year	Ps	37,638	Ps	41,219

d) Senior Notes

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

Under Mexican FRS, the effects of the restructuring were recorded as follows:

•	A gain of Ps958,753 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps939, 888 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•

Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps129, 299 and the capitalization of Ps158,160 for the debt issuance cost of the 8% Senior Notes due 2010 amortized over the term of these Notes.

•	Interest expense is determined using the contractual interest rate on the 8% Senior Notes due 2010.

For U. S. GAAP purposes, the debt restructuring of the old senior notes was considered as a troubled debt restructuring in accordance with ASC 310-40 “Troubled Debt Restructurings by Creditors” and its effects were recorded as follows:

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

Therefore, the 2009 and 2010 U.S. GAAP stockholders equity does not include a reconciling item.

e) Fifth Amendment effect on property and equipment, net

From January 1, 1997 to December 31, 2007, the Company adopted the Fifth Amendment which established the option of restating equipment of a non- Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the nominal cost concept nor does it present financial information in a constant reporting currency. As mentioned previously in Note 2, since January 1, 2008 the Company is required to discontinue the recognition of the inflation effects and to present financial information in adjusted nominal Mexican Pesos. Therefore, the U.S. GAAP adjustment represents the remaining depreciation of equipment relating to restatements for years up to December 31, 2007. As of December 31, 2009 the restatement of equipment of a non- Mexican origin up to December 31, 2007 was fully amortized.

Therefore, the 2009 and 2010 U.S. GAAP stockholders equity does not include a reconciling item.

f) Non Controlling Interest

Under Mexican FRS the non controlling interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet.

For U.S. GAAP purposes, as of January 1, 2009, the Company adopted ASC 810-10-65-65-1 (formerly SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”) which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, consolidated net income is to be reported with separate disclosure of the amounts attributable to the parent and to the non-controlling interests. The presentation and disclosure requirements have been applied retrospectively for all periods presented. The adoption of this standard did not have a significant impact on the Company’s overall financial information.

As of December 31, 2009 and 2010, the non-controlling interest represents the effect of the U.S. GAAP adjustments in the Company’s subsidiaries.

g) Statement of Cash Flow

The statements of cash flow prepared in accordance with Mexican FRS for the years ending December 31, 2009 and 2010 presents substantially the same information as that required under U.S. GAAP as interpreted by ASC 230, except for certain revisions between the operating, investing and financing sections as well as the recognition of the U.S. GAAP adjustments.

As mentioned in Note 2b, Standard C-1 under Mexican FRS, issued and effective in 2010 with retrospective application required, requires that restricted cash balances be included within the cash and cash equivalents caption. However, for U.S. GAAP purposes, Regulation S-X requires that restricted cash be segregated from cash on the balance sheet and should not be included with cash and cash equivalents in the statement of cash flows.

The Company has chosen to present the statements of cash flow under U.S. GAAP in order to provide consistency in disclosure.

Presented below are statements of cash flow for the years ended December 31, 2008, 2009 and 2010 prepared, after considering the impact of U.S. GAAP adjustments.

	2008		2009		2010
OPERATING ACTIVITIES:
Net (loss) income	Ps	(227,098)	Ps	647,546	Ps	358,697
Adjustments to reconcile net loss to cash flows used in operating activities:
Exchange loss (gain)		615,195		(99,092)		(171,006)
Depreciation and amortization		894,508		904,294		866,662
Allowance for doubtful accounts		27,758		(20,980)		(23,127)
Interest expense		(193,323)		(215,948)		(8,547)
Deferred income tax		(114,335)		(157,845)		(82,301)
Others		3,888		20,335		7,734
Amortization of capitalized expenses derived from issuance of 8% Senior Notes due 2010		—		19,229		—
Changes in operating assets and liabilities:
Current assets		(37,837)		15,595		42,630
Current liabilities and other provisions		108,048		447,735		68,992

Net cash flows from operating activities		1,076,804		1,560,869		1,059,734

INVESTING ACTIVITIES:
Purchases of property and equipment		(788,159)		(808,373)		(656,937)
Restricted cash		166,016		(318,202)		(60,005)
Purchase of other assets		(74,554)		(107,275)		(93,224)

Net cash flows from investing		(696,697)		(1,233,850)		(810,166)

FINANCING ACTIVITIES:
Bank loans and notes payable		414,762		2,936,768		263,384
Payments of bank loans, notes payable, capital leases and senior notes		(875,372)		(3,130,792)		(344,456)
Dividends paid		—		(64,490)		—

Net cash flows from financing activities		(460,610)		(258,514)		(81,072)
Net effect of exchange loss on cash and cash equivalents		249		46,119		299

Decrease in cash and cash equivalents		(80,254)		114,624		168,795
Cash and cash equivalents, beginning of period		283,059		202,805		317,429

Cash and cash equivalents, end of period	Ps	202,805	Ps	317,429	Ps	486,224

Interest and taxes paid:
Interest paid	Ps	261,742	Ps	224,676	Ps	384,459

Income taxes paid	Ps	50,573	Ps	75,404	Ps	194,340

h) Revision of Statement of Cash Flows

We have revised our consolidated Statements of cash flows for the years ended December 31, 2008, and 2009 to present as operating cash flows, interest paid and as investing cash flows changes in restricted cash, that were incorrectly presented as financing and operating activities, respectively. Management evaluated the impact of these adjustments under the guidance in ASC 250-10 (SEC Staff Accounting Bulletin No. 99 “Materiality”) and while this revision shifts certain amounts within our cash flow Statements affecting the net cash flows from operating activities, the net cash flows from investing activities and the net cash flows from financing activities, it does not affect management’s previously issued disclosures regarding liquidity or our compliance with debt covenant ratio calculations. For this and other reasons, management has concluded that this revision is not material to our previously issued consolidated financial statements. Management has however chosen to revise its statements of cash flows as follows:

Year ended December 31, 2008	As previously reported	Revision	As revised
Net Cash flows from operating activities	1,048,243	28,561	1,076,804
Net Cash flows from investing activities	(667,887)	(28,810)	(696,697)
Net Cash flows from financing activities	(460,610)	—	(460,610)
Net effect of exchange loss on cash and cash equivalents	—	249	249

Year ended December 31, 2009	As previously reported	Revision	As revised
Net Cash flows from operating activities	1,450,280	110,589	1,560,869
Net Cash flows from investing activities	(898,585)	(335,265)	(1,233,850)
Net Cash flows from financing activities	(483,190)	224,676	(258,514)

i) New accounting pronouncements

Recently Issued Accounting Guidance

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). The new standard modifies the fair value requirements of ASC 605- 25, Revenue Recognition-Multiple Element Arrangements by allowing the use of the “best estimate of a selling price” in addition to Vendor Specific Objective Evidence, or VSOE and Third Party Evidence, or TPE for determining the selling price of a deliverable. ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the effect ASU 2009-13 may have on its audited consolidated financial statements.

Recently Adopted Accounting Guidance

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). The new standard provides new disclosures relating to transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements. Additionally, it clarifies existing disclosures regarding level of disaggregation and disclosures about inputs and valuation techniques. This guidance is effective for interim and annual periods ending after December 15, 2009. The Company adopted the provisions of the standard and included its effect on its audited consolidated financial statements.

In July 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (“ASU 2010-20”). The amendments require an entity to provide additional disclosures about its financing receivables on a disaggregated basis including a roll-forward schedule, the nonaccrual status of financing receivables and impaired financing receivables by class, credit quality indicators, and an aging schedule among others. The disclosures required by the ASU as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010, whereas the disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company adopted the provisions of the standard, however as the Company does not hold long-term financing receivables, the ASU did not have an effect on its audited consolidated financial statements.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alestra, S. de R.L. de C.V.

By:	/s/ Bernardo García Reynoso
Bernardo García Reynoso
Chief Financial and Administrative Officer

Date: April 29, 2011