Form 20-F/A
period 2010-12-31
ALESTRA
filed 2011-05-13
CIK 1098504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐  Large accelerated filer    ☐  Accelerated filer    ☒  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐  U.S. GAAP    ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board    ☒  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F that was originally filed on April 29, 2011 (the “2010 Form 20-F”), is being filed solely for the purpose of amending Item 19 to add the following exhibits thereto:

Exhibit	Exhibit Name

4.17.	Equity Purchase Agreement dated as of April 14, 2011 by and among Alfa, S.A.B. de C.V., AT&T Corp., AT&T Telecom Mexico Inc. and Alestra, S. de R.L. de C.V. (pursuant to a request for confidential treatment filed with the Securities and Exchange Commission, confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission).

4.18.	Nodes Purchase Agreement dated as of April 14, 2011 by and among Alfa, S.A.B. de C.V., AT&T Corp., AT&T Global Network Services Mexico, S. de R.L. de C.V. and Alestra, S. de R.L. de C.V. (pursuant to a request for confidential treatment filed with the Securities and Exchange Commission, confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission).

This Amendment No. 1 speaks as of the initial filing date of the 2010 Form 20-F. Other than as set forth above with respect to Item 19, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2010 Form 20-F or reflect any events that have occurred after the initial filing date of the 2010 Form 20-F.

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

4.17. Equity Purchase Agreement dated as of April 14, 2011 by and among Alfa, S.A.B. de C.V., AT&T Corp., AT&T Telecom Mexico Inc. and Alestra, S. de R.L. de C.V. (pursuant to a request for confidential treatment filed with the Commission by Alestra, S. de R.L. de C.V., confidential portions of this exhibit have been omitted and filed separately with the Commission).*

4.18. Nodes Purchase Agreement dated as of April 14, 2011 by and among Alfa, S.A.B. de C.V., AT&T Corp., AT&T Global Network Services Mexico, S. de R.L. de C.V. and Alestra, S. de R.L. de C.V. (pursuant to a request for confidential treatment filed with the Commission by Alestra, S. de R.L. de C.V., confidential portions of this exhibit have been omitted and filed separately with the Commission).*

8.1 Subsidiary of Alestra, S. de R.L. de C.V. (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-100075 on January 15, 2003).

12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*	Filed herewith.

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

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Alestra, S. de R.L. de C.V.

By:	/s/ Bernardo García Reynoso
Bernardo García Reynoso
Chief Financial and Administrative Officer

Date: May 12, 2011