Form 20-F
period 2011-12-31
ALESTRA
filed 2012-04-20
CIK 1098504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	general economic conditions in Mexico, the United States and any significant economic or political developments in those countries;

•	the competitive nature of providing information technology (“IT”), data, internet, local and long distance services;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	the risks associated with our ability to implement our strategy;

•	customer turnover;

•	technological innovations;

•	our need for substantial capital;

•	interest rate levels;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Mexican Peso/U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

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

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiaries. The financial information presented as of December 31, 2010 and 2011 and for the fiscal years ended December 31, 2009, 2010 and 2011 was derived from our audited consolidated financial statements included elsewhere in this annual report. The financial information presented as of and for the fiscal years ended December 31, 2007, 2008 and 2009 was derived from our audited financial statements that are not included in this annual report. We use “Pesos” to refer to Mexican Pesos throughout this document.

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”) as promulgated by the Mexican Financial Reporting Standards Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera A.C., or “CINIF”). Mexican FRS differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 21 to our consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of net income and total stockholders’ equity.

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

	As of and for the year ended December 31,
	2007 (1)		2008 (2)		2009 (2)		2010 (2)		2011 (2)
	(in millions of Pesos, unless otherwise indicated)
STATEMENT OF OPERATION
Mexican FRS:
Revenues:
Enterprise Segment	Ps.	3,227	Ps.	3,531	Ps.	3,840	Ps.	4,069	Ps.	4,421
Other Segments		1,829		1,142		844		501		276

Total		5,056		4,673		4,684		4,570		4,697
Cost of services (excluding depreciation):
Enterprise Segment		(1,114)		(1,076)		(1,151)		(1,229)		(1,391)
Other Segments		(1,104)		(713)		(586)		(286)		(102)

Total		(2,218)		(1,789)		(1,737)		(1,515)		(1,493)
Administration, selling and other operating expenses		(1,513)		(1,552)		(1,529)		(1,578)		(1,626)
Depreciation and amortization		(870)		(757)		(854)		(867)		(1,009)
Operating income		455		575		564		611		570

	As of and for the year ended December 31,
	2007 (1)		2008 (2)		2009 (2)		2010 (2)		2011 (2)
	(in millions of Pesos, unless otherwise indicated)
Comprehensive financial result (3)		(180)		(944)		(221)		(193)		(680)
Other (expenses) income		1		(50)		(73)		(26)		(55)
Asset tax		(3)		—		—		—		—
Income tax		(86)		35		22		(34)		79
Net (loss) income		188		(384)		291		357		(86)
U.S. GAAP: (4)
Revenues:		5,056		4,673		4,684		4,570		4,697
Cost of services (excluding depreciation):		(2,218)		(1,789)		(1,737)		(1,515)		(1,493)
Administration, selling and other operating expenses		(1,514)		(1,543)		(1,531)		(1,568)		(1,628)
Depreciation and amortization		(945)		(895)		(904)		(867)		(1,009)
Operating income		379		446		512		620		567
Comprehensive financial result		63		(718)		103		(193)		(680)
Net income (loss)	Ps.	299	Ps.	(227)	Ps.	648	Ps.	359	Ps.	(87)
BALANCE SHEET
Mexican FRS:
Cash and cash equivalents (5)	Ps.	449	Ps.	203	Ps.	636	Ps.	864	Ps.	897
Trade receivables, net		472		516		494		493		513
Property and equipment, net		5,133		5,169		5,205		5,078		4,650
Other assets		490		453		581		707		1,101

Total assets		6,544		6,341		6,915		7,142		7,161
8% Senior Notes due 2010		2,581		2,701		—		—		—
11.750% Senior Notes due 2014		—		—		2,612		2,471		2,796
Bank loans, notes payable and capital leases		393		473		597		527		224

Total debt		2,974		3,174		3,209		2,998		3,019
Accounts payable		399		521		763		772		796
Dividends payable		—		—		131		124		—
Other payables (6)		487		423		499		580		869
Deferred income taxes		86		6		—		—		—
Total liabilities		3,946		4,125		4,602		4,474		4,684
Contributed capital		1,395		1,395		1,395		1,395		1,395
Retained earnings		1,203		821		919		1,273		1,082

Total stockholders’ equity	Ps.	2,598	Ps.	2,217	Ps.	2,314	Ps.	2,668	Ps.	2,477
U.S. GAAP: (4)
Property and equipment, net	Ps.	5,319	Ps.	5,220	Ps.	5,205	Ps.	5,078	Ps.	4,650
Total assets		6,800		6,346		6,846		7,130		7,160
Total stockholders’ equity		2,075		1,852		2,299		2,649		2,471
CASH FLOW DATA:
Resources provided by (used in) (7)
Mexican FRS:
Operating activities	Ps.	997	Ps.	1,283	Ps.	1,768	Ps.	1,434	Ps.	1,501
Investing activities		(615)		(834)		(899)		(740)		(632)
Financing activities		(844)		(722)		(483)		(465)		(845)
U.S. GAAP: (4)(8)
Operating activities	Ps.	809	Ps.	1,077	Ps.	1,561	Ps.	1,060	Ps.	1,205
Investing activities		(543)		(697)		(1,234)		(810)		(671)
Financing activities		(701)		(461)		(259)		(81)		(540)

OTHER FINANCIAL/OPERATING DATA:
(Unaudited):
Capital expenditures	Ps.	600	Ps.	793	Ps.	937	Ps.	789	Ps.	899
Minutes of traffic, long distance		3,271		2,622		2,126		1,680		1,397
Employees (9)		1,902		1,766		1,699		1,696		1,669
On-net customer locations — type I (10)		3,440		4,119		4,519		5,530		7,010
On-net customer locations — type II (11)		7,259		8,015		7,800		7,930		7,830
Customer access circuits — E0 equivalents (12)		377		518		617		765		958

(1)	Information as of and for the year ended December 31, 2007 is expressed in millions of Pesos with purchasing power as of December 31, 2007, except as otherwise indicated.
(2)	Information as of and for the years ended December 31, 2008, 2009, 2010 and 2011is expressed in millions of adjusted nominal Pesos, except as otherwise indicated.
(3)	Includes interest expense, interest income, net exchange gain (loss), effect of derivative instruments and net gain from monetary position.
(4)	See Note 21 to our consolidated financial statements. For information relating to the nature and effect of technical accounting differences between Mexican FRS and U.S. GAAP.
(5)	Since Mexican FRS C-1 “Cash and cash equivalents” became effective in 2010 the restricted cash balance is now required to be included as part of the cash and cash equivalents caption. We reclassified retrospectively the restricted cash amounts to cash and cash equivalents in accordance with the Mexican FRS C-1.
(6)	On January 1, 2008 the standards contained in Mexican FRS D-3 “Employee benefits” became effective. This standard requires, among other things, a reduction in the amortization period of items relating to the prior service cost, incorporation of the effects of salary growth in the calculation of the defined benefit obligation, as well as the elimination of the additional minimum liability and corresponding intangible asset and the amount recorded in stockholders’ equity. From January 1, 2008 onwards, the transitional liability is amortized over the lesser of the period pending to be amortized or five years. Prior to January 1, 2008, the actuarial gains and losses and transition liability captions subject to amortization were amortized on the basis of the average estimated service lives of the employees.
(7)	Through December 31, 2007, under Mexican FRS, the changes in financial position for operation activities, financing and investing were presented in the statements of changes in financial position. On January 1, 2008, Mexican FRS B-2 “Statement of Cash Flows” became effective on a prospective basis. Due to the adoption of Mexican FRS B-2 “Statement of Cash Flows”, 2008, 2009, 2010 and 2011 information is not directly comparable to 2007 information. The criteria for determining resources used in, or generated from, operating, investing and financing activities under the new Mexican FRS B-2 “Statement of Cash Flows” is different from prior years.
(8)	We have revised our consolidated Statements of cash flows for the years ended December 31, 2008, and 2009 under U.S. GAAP. While this revision shifts certain amounts within our cash flow Statements affecting the net cash flows from operating activities, the net cash flows from investing activities and the net cash flows from financing activities, it does not affect management’s previously issued disclosures regarding liquidity or our compliance with debt covenant ratio calculations. For this and other reasons, management has concluded that this revision is not material to our previously issued consolidated financial statements. See a summary of the revisions to the consolidated statements of cash flows in Note 21g. to our consolidated financial statements.

(9)	Actual number of employees, not in millions.
(10)	Represents actual number of discrete customer locations that are connected to our network via dedicated company-owned access circuits, both fiber-optic and wireless.
(11)	Represents actual number of discrete customer locations that are connected to our network via dedicated access circuits leased from third-party carriers.
(12)	In thousands of total E0 equivalents of customer access circuits providing IT, data, internet and local services. E0 is a standardized measure of circuit capacity of 64 kilobits per second adopted by the International Telecommunication Union Telecommunication Standardization Sector (ITU-T) that is widely used in most countries outside the United States, Canada and Japan.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase and sale of U.S. dollars (presented in each case as the average between such purchase and sale rates), as provided by The Federal Reserve expressed in nominal Pesos per U.S. dollar.

	Noon Buying Rate (Peso per Dollar)
Year	High	Low	Average(1)	Period End
2007	11.27	10.67	10.93	10.92
2008	13.94	9.92	11.21	13.83
2009	15.41	12.63	13.58	13.06
2010	13.19	12.16	12.64	12.38
2011	14.24	11.50	12.43	13.98

Month
September 2011	13.89	12.26	13.01	13.80
October 2011	13.97	13.11	13.43	13.18
November 2011	14.24	13.39	13.70	13.61
December 2011	13.99	13.48	13.76	13.98
January 2012	13.95	12.93	13.43	13.01
February 2012	12.89	12.65	12.46	12.79

(1)	Yearly basis on average of month-end rates and monthly basis on average of day-end rates.

On April 20, 2012, the noon buying rate as provided by The Federal Reserve was Ps. 13.1322 per U.S.$1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Us

Weakening economic conditions may adversely affect us.

On August 5, 2011, Standard & Poor’s Ratings Group, Inc., or Standard & Poor’s, lowered its long term sovereign credit rating on the United States of America from AAA to AA+. In addition, significant concerns regarding the sovereign debt of numerous other countries have developed recently and required some of these countries to seek emergency financing. The downgrade of the U.S. credit rating and the ongoing European debt crisis have contributed to the instability in global credit markets. The sovereign debt crisis could adversely impact the financial health of the global banking system and lower consumer confidence, which could impact global financial markets and economic conditions in the United States and throughout the world. As a result, any combination of lower consumer confidence, disrupted global capital markets and/or reduced economic conditions could have a negative impact on the Mexican economy and consequently on our business. See also “— Risks Relating to Mexico — Downturns in the Mexican economy adversely affect us.”

Our level of indebtedness could affect our ability to operate and develop our business or service our debt, including our notes.

We currently have a significant amount of debt, and we may incur additional debt in the future. As of December 31, 2011, we had a consolidated total indebtedness of Ps. 3,019.4 million. Our significant level of debt could have important consequences, including:

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

Our domestic and international long distance services accounted for 20.3% of our revenues in 2011, 24.4% of our revenues in 2010 and 30.3% of our revenues in 2009. Average prices for domestic long distance calls in Mexico declined more than 80% in real terms from December 1996 to December 2011. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. If our competitors continue to attempt to increase market share by reducing the price they charge for long distance calls, we expect that our revenues will continue to decrease as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. Our revenues from long distance services may continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

Our ability to generate positive cash flow will depend on our ability to successfully compete in the IT, local, data and internet services market in Mexico.

As a result of our decreasing revenues from long distance services, we have been refocusing our resources and marketing efforts on capturing future growth in IT, local, data and internet related services in Mexico. This strategy poses many risks, including but not limited to:

•	the continuous, rapid and significant changes in technology and new products in the IT, data and internet services market;

•	the high level of capital expenditures required to provide IT, data and internet services to business customers and to keep abreast of technological changes;

•	the highly competitive nature of the IT, data and internet services market;

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

Competition in the IT, data and internet services market has significantly increased as our competitors, including Telmex and Axtel, S.A.B. de C.V. (“Axtel”), among others, have also faced decreasing margins from voice services and shifted their focus to IT, data and internet services. If we are unsuccessful in our strategy of focusing on the IT, data and internet services market in Mexico, and are unable to obtain the benefits of these higher-margin businesses, our operating results and financial condition would be adversely impacted and our ability to service our obligations under our notes would be severely impaired.

Historically, we relied on the use of the AT&T service mark together with our new Alestra registered service mark to market all of our services to our customers; however, we recently ceased using AT&T’s service mark and we have to rely on the Alestra brand name and service mark alone.

Commencing on November 18, 2007, we began solely using the Alestra brand to market our services in Mexico and stopped using the AT&T Inc. (“AT&T”) mark and logo in all of our materials. Under the AT&T Global Network Cooperation Agreement between AT&T and us (the “AGN Agreement”), we were permitted to use the “AT&T Global Services” phrase, for the limited purpose of providing AT&T Global Services within Mexico on a nonexclusive basis. However, after the consummation of the AT&T Transactions (as defined under “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments”), and following the termination of the Equipment Lease Agreement (as defined under “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments”), we and AT&T terminated the AGN Agreement on October 1, 2011 and we ceased using any of AT&T’s intellectual property.

We cannot predict whether we will be able to successfully continue to develop our own brand name and the results in using our own brand. If we are unsuccessful in developing or positioning our own brand name, our operating results and financial condition would be adversely impacted.

As a result of technological advances, regulatory changes and the lack of enforcement of regulations, we are facing additional competition from new market participants, which may result in lower prices for our services, lower margins, and/or a loss of market share.

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

Additionally, the SCT has auctioned the 1710-1770/2110-2170 MHz spectrum segment and awarded it in favor of Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) and Telefónica Data México S.A. de C.V. (“Telefónica”). In regards to the 1850-1910/1930-1990 MHz spectrum segment, it was awarded in favor of Televisa and Nextel Mexico, S. de R.L. (“Nextel”).The Mexican telecommunications market is already a highly concentrated market characterized by declining prices and reduced margins, and if new market participants were to enter the market, it could result in price wars as Telmex, the current de facto significant market power player, would attempt to maintain its dominant market position. If there are further declines in the price of telecommunication services in Mexico, we will be forced to competitively react to those price declines, lowering our margins, or risk losing additional market share, which would adversely affect our operating results and financial condition.

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

The termination of the AGN Agreement may impair our ability to meet our dollar-denominated obligations without incurring currency exchange risk.

As of December 31, 2011, all of our debt was dollar-denominated. In the past, we relied on the provision of AT&T Global Services under the AGN Agreement to meet our dollar-denominated obligations without significant currency exchange risk, since most of our revenues from those services were dollar-denominated. On October 1, 2011, however, we ceased to provide AT&T Global Services after the termination of the AGN Agreement. If we are unable to find alternative dollar-denominated sources of funding, we may be unable to meet our dollar-denominated debt and other obligations without incurring significant currency exchange risk. See also “—Risk Relating to Mexico—Currency devaluation may impair our ability to service debt” and “—Exchange controls may impair our ability to obtain U.S. dollars to make U.S. dollar-denominated payments.”

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

On January 2010, the SCT published bid terms for auctioning the 1710-1770/2110-2170 MHz and 1850-1910/1930-1990 MHz spectrum segments under independent processes. The 1710-1770/2110-2170 MHz spectrum was assigned to Telcel and Telefónica, while the 1850-1910/1930-1990 MHz spectrum was assigned to Nextel. The awarding of the spectrum segment could open the market to new technologies that may compete with some of the services we provide.

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates and Mexican currency devaluation.

Our revenues from international long distance service reflect amounts earned from our customers and our proportion of all settlement payments received from foreign carriers, as well as other international non direct-dialed calls. A portion of all settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 9.6% in 2008, 3.9% in 2009, 2.1% in 2010 and 1.1% in 2011. Settlement agreements, principally with AT&T, govern our payment rates to foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and the rates foreign carriers must pay to use our facilities for interconnecting calls billed abroad, but terminating in Mexico.

Since 1997, the international settlement rates applicable to U.S.-originated international calls have been decreasing and may decrease further. Most of our traffic exchanged with foreign carriers in 2010 and 2011 was traffic originated in the United States. Therefore, such reduction has adversely affected our results. Any further reduction in international settlement rates attributable to U.S.-originated international calls would result in a further decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar-denominated revenues decrease and we do not experience an offsetting increase in volume, we may be unable to meet our dollar-denominated debt and other obligations without incurring currency exchange risk.

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

As a foreign private issuer, investors may not be able to obtain as much publicly-available information about us as they would about U.S. issuers of publicly traded securities. In addition, we prepare our consolidated financial statements in accordance with Mexican FRS, which differs from U.S. GAAP in certain significant respects. Therefore, potential investors may not be able to easily ascertain the risks facing us as they would if we were a U.S. company. See Note 21 to our consolidated financial statements for a description of the principal differences between Mexican FRS and U.S. GAAP applicable to us. In addition, we do not publish U.S. GAAP information in our interim financial results.

Risks Relating to Mexico

Downturns in the Mexican economy adversely affect us.

The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies. Accordingly, declines in our customers’ spending could have additional negative effects on our revenues. The weakening of the global economy, particularly the U.S. economy, could have a negative impact on the Mexican economy. Economic slowdowns in Mexico may have, and in the case of the recent slowdown, have had, additional consequences that impact our business. We also face risks associated with the impact of economic downturns on third parties, such as suppliers, financial institutions and other parties with which we do business. If these parties experience negative effects on their businesses due to the economic slowdown, it could negatively affect our business or operating results.

Currency devaluations may impair our ability to service our debt.

Changes in the value of the Peso relative to the U.S. dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. All of our indebtedness and a portion of our trade payables are denominated in U.S. dollars, while a majority of our revenues and operating expenses are denominated in Pesos. For example, the 5.4% currency appreciation of the Peso against the U.S. dollar that occurred in 2010 resulted in an exchange gain of Ps. 171.0 million and the 13.1% currency depreciation of the Peso against the U.S. dollar that occurred in 2011 resulted in an exchange loss of Ps. 328.8 million.

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

High levels of inflation would cause our operating costs to increase while the rates we charge for our services, due to the competitive environment and regulatory structure, might not. Most of our operating expenses are based on short-term contracts which may be subject to inflationary pressures, while the rates we charge our business customers for our services are either fixed by long-term contract, or effectively limited by the competitive nature of the market. Telmex, with a dominant market share, is able to set an effective cap on the prices at which we can sell our services. During most of the 1980s and during 1995, Mexico experienced periods of very high levels of inflation. Inflation has led to high interest rates, devaluations of the Peso and, during the 1980s, substantial government controls over exchange rates and prices. Any return to prior high rates of inflation could adversely affect our operating results and financial condition.

Political developments in Mexico may adversely affect us.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy and the Mexican telecommunications market. Mexican governmental action concerning the economy, state-owned enterprises and the Mexican telecommunications industry could have a significant impact on us.

Although the Mexican government has pursued policies of economic liberalization and deregulation in the Mexican economy and in the Mexican telecommunications industry in the past decade, a significant change in those policies may hurt business and economic conditions in Mexico in general and our business in particular. If there were instability or a market failure in the Mexican telecommunications industry, the Mexican government could reverse its economic policies of liberalization in the Mexican telecommunications market. As we are a competitive provider of telecommunications services in Mexico, we believe that any reversal of the Mexican liberalization policies in the Mexican telecommunications market would restrict our ability to expand our market share in the voice, IT, data and internet services market. We do not have and do not intend to obtain political risk insurance.

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

We are a leading provider of Telecommunication and Information Technology services in Mexico. We are focused primarily on multinational corporations, domestic large and mid-size businesses and institutional customers in Mexico (which we refer to as the “enterprise sector”). Through our extensive fiber optic and wireless network, we offer IT, data, internet-related and local telephony services (which we refer to as “value added services”), as well as domestic and international long distance telephony services. Since our foundation in 1995, we have invested approximately Ps. 8,953.2 million in the construction of our network, which currently interconnects with 199 cities throughout Mexico. We believe our network enables us to provide coverage to over 90% of the Mexican market.

Our value added services include managed Internet Protocol (“IP”) telephony, IP virtual private networks, managed Local Area Network (“LAN”)/Wide Area Network (“WAN”), hosting and application services, managed security services, cloud computing services, as well as more basic data transport, internet access and transit and local telephony services. Our enterprise customers demand services with cutting-edge technology and real-time technical support, and we seek to satisfy these needs through our extensive data network and technical capabilities developed over more than 15 years.

We began providing basic data services to our customers in May 1997 and internet services in July 1998, and the majority of our revenue growth for the last three years has come from the evolution of those services into a broad portfolio of value added services. Between December 31, 2010 and December 31, 2011, revenues from value added services grew by 10.4%. Our value added services accounted for 75.6% of our revenues in 2010 and 79.7% of our revenues in 2011. We believe that the contributions to our revenues and operating income from our value added services will continue to increase in the foreseeable future, as our customers’ needs evolve into more sophisticated data communications systems and applications that require the convergence of telecommunications and information technology. We believe that our strategic focus on the enterprise segment, superior product offerings and customer service have enabled us to establish long-term relationships with these customers, which has resulted in a stable source of revenues with low customer churn. We provide these services mainly through long-term contracts with our enterprise customers. We also provide services to small businesses and consumer customers and to other telecommunications carriers.

During 2011, we divided our business into three operating segments: (a) the enterprise segment, which offers communication services, and value added services such as IT, data and internet, managed through the Company’s network and infrastructure, for multinational companies, as well as international and national businesses and local government entities; (b) the small business and consumer services segment, which offers communication products and services to the consumer and small businesses market; and (c) the international segment, which offers communication services to operators with international incoming traffic terminating in Mexico.

The Small Business and Consumer Services operating segment and the International Services operating segment are not considered individual reportable segments due to the fact that they did not meet the thresholds for separate reporting under Mexican FRS B-5 “Financial Information by Segment” for any of the reported years. Pursuant to this standard, operating segments with total revenues equal to or less than 10% of the total entity revenues are not required to be reported separately and can be grouped with other operating segments that do not meet the 10% threshold, as long as the aggregate sum of these grouped operating segments does not exceed 25% of total entity revenues. As a result, the financial information for the Small Business and Consumer Services operating segment and the International Services operating segment is grouped together and presented as “other segments” in our financial statements.

Our network consists of more than 8,300 route-kilometers of high-capacity fiber optic lines that connect metropolitan areas, more than 3,000 route-kilometers of fiber optic lines within metropolitan areas, and five high-capacity fiber optic lines that cross the U.S. and Mexico border. We also have wireless concessions in the 7, 10.5, 15, and 23 GHz bands to provide point-to-point connectivity nationwide and point-to-multipoint connectivity in Mexico City, Guadalajara and Monterrey and their surrounding regions. We use these wireless concessions principally to provide dedicated “last mile” broadband connections to our enterprise clients. Our network is equipped to provide IP virtual private network services in 50 cities and local telephony in 28 cities, with coverage in the major urban centers in Mexico. Our network connects approximately 7,010 customer locations through dedicated Alestra-owned fiber-optic and wireless access circuits, and approximately 7,830 customer locations via dedicated access circuits leased from third-party carriers.

Prior to July 12, 2011, we were owned 51% by Alfa and 49% by AT&T Mexico, an indirect wholly-owned subsidiary of AT&T. After the consummation of the AT&T Transactions (as defined below), we are owned 100% by Alfa, S.A.B. de C.V. (“Alfa”) and its subsidiary Alfa Subsidiaria Servicios, S.A. de C.V. (“Alfa Subsidiaria”). See Item 4, “Information on the Company —A. History and Development of the Company—Recent Developments.” Alfa is one of Mexico’s largest conglomerates, comprised of four groups that participate in key industries around the world, including petrochemicals, aluminum and auto components, processed food and telecommunications.

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

Our revenues were Ps. 4,683.6 million in 2009, Ps. 4,570.3 million in 2010 and Ps. 4,697.3 million in 2011. Under Mexican FRS, we had a net income of Ps. 291.5 million in 2009, a net income of Ps. 357.5 million in 2010 and a net loss of Ps. 85.56 million in 2011. Under U.S. GAAP, we had a net income of Ps. 647.5 million in 2009, a net income of Ps. 358.7 million in 2010 and a net loss of Ps. 87.1 million in 2011.

Recent Developments

On April 14, 2011, we entered into an Equity Purchase Agreement with AT&T, AT&T México and Alfa, pursuant to which Alfa agreed to acquire AT&T México’s 49% equity interest in our company (the “Equity Purchase Agreement”). On April 14, 2011, we also entered into a nodes purchase agreement with AT&T, AT&T Global Network Services de México S. de R.L. de C.V. (“AGNS México”) and Alfa, pursuant to which AGNS México agreed to purchase from us the telecommunications nodes and customer equipment (the “Nodes”) required for the provision of AT&T Global Services in Mexico (the “Nodes Purchase Agreement” and, together with the Equity Purchase Agreement, the “AT&T Transactions”).

On July 12, 2011, Alfa terminated the joint venture agreement entered into between AT&T México, Alfa and us, as amended on November 30, 2005, and the Equity Purchase Agreement entered into between AT&T, AT&T México, Alfa and us on April 14, 2011 and completed the acquisition of AT&T México’s 49% equity interest in us after receiving approval from regulatory authorities in Mexico. Following the closing of these transactions, which were originally announced in April 2011, Alfa is now the sole shareholder of Alestra.

On July 12, 2011, we entered into an Equipment Lease Agreement with AGNS México pursuant to which we leased from AGNS México the Nodes required for the provision of AT&T Global Services in Mexico (the “Equipment Lease Agreement”) until December 31, 2012. On October 1, 2011, AT&T and Alestra agreed to an early termination of the Equipment Lease Agreement and the AT&T Global Network Cooperation Agreement (“the AGN Agreement”), the agreement which granted us the rights to use the “AT&T Global Services” brand name and to provide AT&T Global Services in Mexico. As of October 1, 2011, we ceased to provide AT&T Global Services in Mexico and we ceased to use AT&T’s intellectual property, including the AT&T brand name.

Revenues from AT&T Global Services derived from the AGN Agreement for the years ended December 31, 2008, 2009, 2010 and 2011are summarized in the table below.

	Year ended December 31,
	2008	2009	2010	2011
Total Revenues	Ps. 4,672.6	Ps. 4,683.6	Ps. 4,570.3	Ps. 4,697.33
Revenues from AT&T Global Services	701.1	916.7	927.3	707.1
% of total revenue	15%	20%	20%	15%

On October 1, 2011, we executed commercial agreements with AGNS México pursuant to which we will provide AGNS México certain telecommunication services in order to allow AGNS México to provide AT&T Global Services directly to their customers in Mexico. Revenues from these commercial agreements will partially offset the loss of revenues from AT&T Global Services, expecting to have a net effect as described below.

We estimate that the impact of the termination of the AGN Agreement for the year ended December 31, 2011, as shown in the table below, was Ps. 37.8 million in revenues and Ps. 39.7 million in gross profit. This represents the estimated revenues and gross profit we did not recognize from October 1, 2011 to December 31, 2011 in connection with the termination of the AGN Agreement, partially offset by the revenues and gross profit for the telecommunication services that we started providing to AGNS México in October 1, 2011, as part of the AT&T Transactions. Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization).

The following table outlines the estimated impact of the termination of the AGN Agreement on our revenues and gross profits for the year ended December 31, 2011.

	Year ended December 31, 2011
	AGN Agreement	New Services provided to AGNS México	Net Impact
Revenues	Ps. 245.0	Ps. 207.2	Ps. 37.8
Gross Profit	205.4	165.7	39.7

After the closing of the AT&T Transactions, Alestra is now owned by Alfa and Alfa Subsidiaria. See Item 6, “Directors, Senior Management and Employees — A. Directors and Senior Management — Biographies of Senior Management.” Pursuant to our bylaws, Alfa has the right to name and remove any board member at any time.

Capital expenditures

During the past three years, we have concentrated our investments in the final leg of delivering connectivity (“last mile access”) for new customers and new services. Our capital expenditures for 2009, 2010 and 2011 amounted to Ps. 937.3 million, Ps. 788.9 million and Ps 899.4, respectively. All of our investments have been made in Mexico. We do not expect that single capital expenditures in 2012 will have a material impact on our operations or financial results. Our estimated total capital expenditures according to our 2012 annual budget is Ps. 1,204.4 million.

We believe that our cash flow from our operations is sufficient to fund our capital expenditures and the servicing of our short term debt in 2012. For a discussion of our capital expenditures and liquidity, see Item 5, “Operating and Financial Review and Prospects — B. Liquidity and capital resources.”

B. Business overview

Summary of Material Licenses

Service mark

During 2007 we launched the use of the commercial brand name “Alestra” together with the AT&T brand, to allow a transition from the AT&T brand to the Alestra brand commencing in November 2007. At the same time, we stopped using the AT&T mark and logo in all of our materials, except as a tag line below our Alestra mark.

Pursuant to our agreement with AT&T, we ceased to use the AT&T name as a tag line on November 18, 2008. After that date, we were permitted to use the AT&T Global Services phrase for the limited purpose of providing AT&T Global Services within Mexico on a nonexclusive basis for the term of the AGN Agreement. On October 1, 2011, in agreement with AT&T, we terminated the AGN Agreement, we ceased to provide AT&T Global Services and we ceased to use AT&T intellectual property, including the AT&T brand name.

Our operations

The majority of our revenue growth has come from Information Technology and Convergence services.

Information Technology and Convergence Services

Our Information Technology and Convergence Services are grouped into six main managed services portfolios:

1. Managed Connectivity

These services provide organizations with the widest portfolio of connectivity services, from a simple Internet access connection to a managed virtual private network (“VPN”) infrastructure.

•

Internet Solutions. For our enterprise customers we offer dedicated high capacity Internet access. In addition, we offer transport services and internet dial-up ports wholesale to internet service providers requiring connectivity to the Internet in Mexico and worldwide. We also provide email services. For large customers we offer our Clean Pipes service which protects our customer infrastructure exposed to Internet from certain hacking activities called distributed denial of service (attacks from millions of computers pointing to specific computers or applications (targets)).

•

VPN Solutions. We offer VPN (Virtual Private network) services to facilitate highly reliable and secure connectivity for voice, data and video communications between their headquarters and the branch offices of our customers. VPN uses an optimized public data network with advanced technologies such as multi-protocol label switching (“MPLS”) to ensure quality, performance, security and integrity with regards to the information being carried over the network. It is virtual because it appears to the user as a genuine private network. We offer several features including remote access to allow connectivity to a dedicated VPN, a VPN port in our own data center and the maintenance of servers, applications and resources as part of the customer’s VPN network. In 2009 we introduced two important enhancements to our VPN offer: VPNA3, which optimizes some network conditions to improve the behavior of some user applications to accelerate them, and RVPN, which provides the central nodes with an automated redundancy option to increase the service availability. In 2010 we added advanced management capabilities in order to offer service level agreements (“SLA”) to our most critical customers.

•

Ethernet Solutions. This service provides connectivity between two or more sites with high bandwidth capabilities and the Ethernet technology advantages of high speed, reliability and time reduction for provisioning and changing bandwidth capacity. We offer this service in Mexico City, Monterrey and Guadalajara and, in 2009, we introduced the first gigabit Ethernet connection between these three major cities. Large financial institutions benefit from this service as it enables their disaster recovery sites to operate in a reliable and efficient manner.

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

•

Instant Messaging. This service allows the sending of short text messages from a computer to a user, enabling users to efficiently communicate with one another in a more convenient manner with different methods of communication when traditional methods are not available.

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

•

Convergent Solutions for Vertical Markets. These services integrate several technologies designed to satisfy customer’ specific needs for specific industries (vertical markets) by integrating network services with different applications (such CRMs) and adding mobility. Our portfolio of vertical solutions includes applications such as Learning Management Systems and Virtual Classrooms for the education segment and Electronic Medical Record and Radiology Information Systems for the health care industry. Other industries such as the Financial, Insurance, Retail, Logistics and Manufacturing industries will also be served by this strategy.

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

•

LAN and Wireless LAN Managed Solutions. The LAN and Wireless LAN (“WLAN”) become crucial factors to ensure proper quality and end user experience, as more end user technological applications become “IP-enabled” and since all communications use, and sometimes contend for, the same network capacity and resources. Alestra LAN and WLAN managed service designs, deploys and operates this infrastructure within the customer’s facilities, ensuring end to end quality of service for all applications mounted on top of the customer LAN.

•

Streaming and Content Distribution Network. This service allows a company to implement a safe and secure content repository platform in which they can post content including, for example, videos. This service is similar to the “YouTube” public platform, but enables access control and rights content management. Therefore, it allows enterprises to implement their own video hosting intranet and to post confidential content delivered over public or private IP networks. This platform also allows posting content on demand (“VoD”) and live events.

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

•

Security Infrastructure. This portfolio of services includes several security solutions in order to protect our customers’ data from both external threats from the Internet and internal risks. These services include, among others, the definition of firewall platforms for denied access to resources, content filtering and antivirus software.

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

•

Managed Security Services (“MSS”). From our Security Information Center (“SOC”), which is ISO 27000 certified and is part of our integral operational model termed Holistic Operation Center (“HOC”), we deliver a comprehensive set of security management capabilities such as event correlation, incident management, and infrastructure management.

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

•

Mission critical solutions. Using advanced technologies for computing, storage, backup and recovery among others, we provide a turnkey service to our customers in order to asses critical operations and design, implement and operate an optimal and integrated IT and telecommunication solution to reduce the risk of loss of operations due to unexpected events, failures or even programmed maintenance activities.

5. IT Cloud Services

In 2010, following global trends we started to develop our strategy and portfolio of IT cloud services or services which are served from the infrastructure installed at our data centers instead of deploying equipment or infrastructure within the customer offices .This strategy allows us to take advantage of economies of scale, give access to the most advance technologies to the small and medium enterprises (“SME”) market at competitive prices. Cloud services are sold for a monthly fee and Alestra takes care of investments and operational costs of the infrastructure, licensing of applications, operations and maintenance

•

ERP Cloud. This service allows our customers to have access to the SAP All-in-One enterprise resource planning software with savings of up to 50% in the total cost including licensing fees, installation and training. This program offers solutions in finance, logistics and human resources management

•

Video Bridge. A public service that provides video conferences from our data center to subscribers in their own conference room, in either high definition or standard definition, to establish multiple sessions with other rooms subscribed to our service. We also provide conference rooms to those clients who require one.

•

Enterprise C-Computing. This is a computer and on-demand storage solution supported by our data centers that allows flexible configurations from one to tens of virtual servers with different RAM capacities, operating systems and access. It also provides database licensing with auto provision facilities and even geographical dispersion through VPN lines.

Other services include advanced solutions to enable contact centers, a public videoconference bridge, content distribution and streaming, and applications for the health care, education and government markets. We also, offer virtual servers in alliance with the world leaders Cisco Systems Capital Corporation (“Cisco”), EMC Corporation (“EMC”) and VMWare, Inc. (“VMWare”).

6. Mobility

This is an integral private network communication solution that includes fixed telephone, mobile line and voice.

•

Smart Mobility. This service consists of a virtual private network fixed-mobile which allows an employee to communicate from a fixed device provided by Alestra to a mobile device provided by Telefónica with an abbreviated number of four digits, reducing costs.

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

Other data services include the Switched digital services, that offer switched digital circuits on demand to customers who require digital links for video conferencing, document, video and audio distribution, voice/data/video integration, distance learning and telemedicine, remote access to corporate resources, bulk data transfer, peak period overflow and dial back-up; Alestra frame relay, an information transportation service based on packet switching technology, designed to increase the efficiency of data transportation among remote localities and to optimize the bandwidth used; and Alestra End to End, asynchronous transfer mode (“ATM”), that allows the transmission of various types of applications, such as voice, data and video, using the same means of transmission.

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

In 2011, we increased the number of customers in our portfolio, adding customers from several industries such as manufacturing, banking, consulting and the service industry. We obtained a new ISO27001 for our data centers. In order to comply with the new Mexican federal law for the protection of personal data (Ley Federal de Protección de Datos Personales) regarding the protection of private information we developed a new process to guarantee the privacy of the third-party information in our custody.

During 2012 we expect to continue working on the consolidation of our internal security system in the advanced risk management area and continue expanding the scope of our security. We expect to create an internal CERT (Computer Emergency Response Team) which will be capable of managing security incidents, disaster recovery processes, data leak prevention, etc.

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

There are several alternatives of local service depending on the customer’s needs:

Smart iPhone. This service is a fully integrated VoIP solution based on a hosted Private Branch Exchange (“PBX”) platform that enables customers to interconnect different branches. This solution provides customers with telephone equipment and virtual PBX features like voice mail, web call control, remote office, four digit dialing between customer premises and unified messaging among other traditional PBX functionalities. We offer this service in the three main cities: Mexico City, Monterrey and Guadalajara.

Enlace Digital. This commercial program offers digital trunks to connect our customer switchboard directly to our network, thereby enabling local, cellular, long distance or operator assisted calls. There are two types of signals that Enlace Digital supports: CAS-R2 and ISDN PRI. This service can be offered through digital radio waves or fiber optic lines and is currently available in all 28 cities of coverage.

Línea Empresarial. This commercial program provides local, long distance, cellular, 800 numbers and operator calls, using plain old telephone services lines. The telephone service is provided by a wireless technology that offers the customer the opportunity to integrate data, voice and internet solutions on one platform. We offer this commercial plan in Mexico City, Monterrey, Guadalajara, Toluca, Saltillo and Reynosa.

Enlace Total Multiservicio. This commercial program provides local, long distance, cellular, 800 number, operator assistance calls and dedicated Internet in a complete bundle offer using IP technology through a common dedicated IP access. We offer this commercial plan in all 28 cities of coverage.

Enlace IP. This service variant offers the customer access to all of the above mentioned commercial models using the latest access technology based on the SIP Protocol and Ethernet Interface. This represents important savings to the customer’s infrastructure on large implementations because a single interface (Ethernet) can support a few trunks or hundreds of them.

Long Distance Services

Our basic service, Servicio Alestra de Larga Distancia, provides a telephone connection that enables enterprise, small businesses and retail customers to place domestic and international long distance calls to every country and region in the world. This service covers both sent-paid and collect calls to certain countries and destinations. We also provide international switched transit services, which is traffic that does not terminate in our network, to other international carriers.

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

•

Global Conference Service. This service is a reservation-less call service that enables callers to create private group conference calls without making reservations or using operators. Users of this service can access the conferencing platform worldwide using the toll free numbers available in more than 80 countries or through the Internet. There are several advanced features available, including, on line conferencing management and reservation, audio conferencing recording, and online document sharing tool.

Pricing and promotions

Our pricing for the services offered varies depending on customer needs. Our business pricing strategy is based on voice, data and internet bundled offers. For the IT Cloud Services, our pricing strategy is designed to allow important savings to the customer in the Total Cost of Ownership (“TCO”) over a three-to-five year period. Advanced IT Services such as Mission Critical Solutions and Full IT are priced in bundled offers in conjunction with the telecom services offered from a single contact point. The commercial programs are tailored to offer value added business solutions through telecommunications and Information Technology integrated services according to the customers’ needs. For the small businesses and consumer services segment, there are several plans for our long distance service (including 800 numbers and dialing cards); for our Twingo service, which offers local service through internet (including VoIP); and for our internet services. All of our plans are tailored to the customers’ calling patterns, and are designed to capture and retain customers. We believe that our prices are competitive with, and our promotions similar to those of our major competitors, Telmex and Axtel.

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

Our marketing

By building brand name awareness and increasing our customer base and customer retention, we have developed a comprehensive marketing plan that is designed to increase revenue and to obtain profitability. We have designed our sales and marketing strategy to attract existing Telmex customers and to encourage customers of Axtel and other carriers to switch to us, as well as to entice new customers created by the growing demand for telecommunications and Information Technology services in Mexico. We have adopted a sector marketing approach that distinguishes between enterprise customers, and small businesses and retail customers and further distinguishes within those sectors in terms of usage and type of customer.

Enterprise Customers. We have national market coverage through our presence in different cities: 198 for long distance service, 50 for VPN, 50 for data/Internet and 29 for local service. We have nearly 400 sales, marketing and e-business professionals dedicated to identifying, attracting and retaining business customers. We also have a Value Added Reseller program that incorporates more than 250 agents with more than 50 account executives, extending our presence to 33 cities. In addition to basic services, we offer a variety of advanced voice, data and convergent services to business customers to increase revenues per customer and reduce customer churn. We also deliver customized bundled offers, including the key services and value-added features such as fraud control and reports-on-demand. We mainly target four groups of business customers, as well as Federal government agencies and some Vertical Markets.

•

Large and Affiliate Mexican Corporations. We characterize large corporations as our top 500 national accounts. Affiliates include corporations such as Alfa and their subsidiaries and related entities, with whom we or our shareholders are or have been affiliated. We actively market to these entities and have been successful in attracting these companies as customers.

•

Medium-Sized Businesses. Medium-sized businesses include those that generate monthly billings of between Ps. 2,500 and Ps. 100,000. Medium-sized businesses represent the largest part of our enterprise segment in terms of number of accounts and volume. We believe that in most cases these companies are underserved by Telmex and that we can help them become up to date on the latest telecommunication technology.

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

•

Vertical Markets: We have developed a suite of solutions specifically applied to the Education and Healthcare industries. Healthcare solutions, including Radiology Information, Medical Record and Infant Protection Systems, are enabled at our Data Center and are made available to small- and medium-sized hospitals under a subscription model or through software, as an individual Service offer. This suite of solutions allows small- and medium-sized hospitals access to state of the art applications and solutions currently only affordable to large hospitals. The same model applies to the Education solutions, in which we offer access to Learning Management Systems, Capture Lecture Platforms, and Collaborative Learning Applications also under a subscription model. This vertical approach will be extended to other business sectors, including Financial, Retail, Manufacturing and Logistics during 2012.

Small Businesses and Retail Customers. Our small business and consumer services segment marketing strategy is to target high-usage individuals and small businesses, and distinguish ourselves from other carriers by offering customized services. High-usage individuals tend to be professional or affluent individuals. Depending on their monthly usage, customers are classified as bronze, silver, gold or platinum. Benefits such as immediate customer service and personalized analysis and advice regarding calling plans are given to customers based on their classification.

Advertising and Public Relations. We believe that effective advertising stimulates demand for our services. We advertise using, billboards, radio, Internet, newspapers and specialized business periodicals as well as direct marketing campaigns. In addition, in the past we have also sponsored sports events and teams, educational programs and cultural activities. We believe that building credibility—as an ignition element for any communication, before demand stimulation—is essential to ensure a solid brand reputation and the trust necessary to place our services in the Mexican market. In this respect, our public relations efforts create an informed opinion among third parties (journalists, leaders of public opinion, government officials, business partners, the financial community, consumers, etc.) in order to multiply messages regarding the promotion of advanced telecommunications and information technology solutions and consultancy aimed at sales activities. During 2009, we focused on the use of the commercial brand name “Alestra” to position it in all markets, through a campaign consisting of mass media advertising activities (including TV, billboards, magazines and radio). We will continue with our advertising activities to increase the Alestra brand recognition. In 2010, our marketing campaign was centered on the slogan “Alestra, the new IT in Mexico”, using the commonly understood definition of “IT” as Information and Telecommunications, instead of Information Technologies. This new campaign sought to create a new image of Alestra among our targeted customers (enterprises, specialized press and business analysts) as offering not only voice and data services generally associated to carriers and service providers, but also a suite of applications, now packed or grouped within the Information Technologies Domain, such as convergence applications, Business Continuity Technology Solutions, Disaster Recovery Plan and supported solutions, Information Security Governance, and auditing and compliance strategies and supported solutions. During 2011 we continued positioning Alestra as the company of choice for Telecom and IT integrated solutions and, by the second half of 2011, we started to promote our positioning as the vendor of choice for IT Cloud Services offering the most complete portfolio in Mexico.

In November 2007, we built our Experience and Innovation Center (“Sperto”). Sperto is an open space where we demonstrate our visiting customers and prospective clients the usages, characteristics and benefits of our new services and solutions. With a team of more than 60 specialists in different areas, our speaker biro has a portfolio of more than 50 conferences, which are chosen according to the specific needs of the customer visiting Sperto. At Sperto, we also have testing and demonstration rooms in which we can display more than 20 scenarios showing the newest solutions to real environment situations. The customer can test these solutions to understand the benefits they can bring to a particular environment. Sperto is also a space where we invite our customers to be part of our Service Development Process, by participating in Innovation Round Tables, where customers are invited to post their needs and problems and, in conjunction with our specialists, find and propose new services, capabilities and solutions for their particular requirements. We use this feedback as valuable information for our Service Development Strategy. Sperto won international recognition in 2010 and 2011, with the World Class Marketing Prize granted by the Association of Briefing Program Managers. Since its opening, more than 400 companies and 1,400 visitors have visited Sperto, attending more than 3,000 conferences and live demonstrations.

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

Telemarketing. For the small businesses and consumer services segment, we use a focused telemarketing effort. Our telemarketing representatives call small businesses and retail accounts based on information in our database and other sources. Our customer representatives emphasize the quality of our customer service and our network, as well as any promotions that we are offering at that time. Currently, we rely on in-house telemarketing efforts and employ in-house telemarketing representatives and contract with third parties for the services of additional telemarketing representatives for special campaigns. These representatives make outgoing telemarketing calls, while our customer care representatives handle inbound customer inquiries.

E-commerce. In addition to our telemarketing efforts, we have a webpage (www.twingo.com.mx) where our customers can find and purchase our internet-based services.

Customer service

We have been able to further distinguish ourselves from our main competitors, Telmex and Axtel, by offering superior customer service. In order to determine our position among our main competitors, we use a ranking system, the TRI*M index, which measures the strength of client retention, offering a unique measure of how customers perceive us. In 2011, our TRI*M index showed Alestra above our main competitors. Our business customer service center is available 24 hours a day, 7 days a week. We have also implemented the Information Technology Infrastructure Library (ITIL V3), an IT service management certification, for incident and problem management, in addition to our ISO 9001 certification.

Our business customer service center has more than 25,000 interactions per month. Interactions include product, general service and billing inquiries and incident reports. Our customer service centers maintain world class indexes (our average speed of answer was less than 13 seconds and the abandon rate percentage was less than 5%).

Our customer service centers continue to seek high customer satisfaction by providing ongoing training to our customer service representatives and management staff and by keeping services on a world-class level.

Customer activation, billing and collection policies

Activation. At the time a salesperson receives an order for service, the information provided by the prospective customer is checked against our internal customer systems and external Credit Bureau databases. If the customer’s credit history is in good standing, we proceed, otherwise a pre-payment or guarantee could be requested.

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

Collection. Bills for business customers are mainly paid through wire transfers and by cash deposits in banks.

Bills for small businesses and residential customers may be paid in more than 7,770 bank branches, and approximately 13,965 supermarkets, convenience stores and public telegraph offices, through wire transfers or through our website. We also give our customers the option to charge the monthly invoice balance to a credit card or checking account. There is no seasonality in our collection.

Our collection efforts include personal calls to the customer, voice messages, past due electronic or physical mailed notices and door-to-door collection, depending on the past due amount showed and the length of time that the account is overdue.

Additional efforts according to certain criteria include partial or complete restriction of the service, external collection agency and legal proceedings.

Sales and revenue by category of activity

See Item 5, “Operating and Financial Review and Prospects.”

Competition

Our main area of competition is in value-added services for the business sector. Voice services have been a complement to this area for several years.

Even though the SCT has granted a large amount of permits or concessions relating to value-added services, a small group of competitors remains dominant in this area. Along with us, this group includes Telmex, Axtel and Telefónica. However, according to the firm Pyramid Research, Telmex is the leader of this group due to its broad commercial coverage and network infrastructure.

Telmex also dominates the broadband access market, with 8.0 million subscribers, from an estimated of 12.0 million total broadband access subscribers, at the end of 2011.

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

Regarding long distance services, the market has declined since it opened to competition. More than 33 concessions had been granted and reselling is allowed, but the most relevant driver for the market deterioration is the substitution of mobile and VoIP services. The market leaders in long distance services are Telmex and Telcel due to the dominant market share of both in their respective markets, as measured in lines. Long distance is usually a complement to a bundle service package. Most competitors offer long distance as part of a bundle offer or with an unlimited service plan for a monthly fee.

Regarding local services, there are three main sub segments of competition: corporate enterprise, which is the most competitive sub segment; small and medium business sub segments, in which low capacity local access is critical to competition; and the consumer sub segment, in which wireless alternatives compete with copper or cable lines.

In 2008, cable operators entered the local service market. Their services are based on triple-play services (VoIP, Internet and Pay TV) and they aim to protect their current video customer base in the consumer sub segment. Major cable operators continue to consolidate, with Televisa (Cablevision and Cablemas) and Megacable, the largest competitors among cable operators, entering into an agreement to make a low cost triple-play offering (“YOO”) which may create a challenge for their competitors. Another fixed-line competitor with copper lines access is Maxcom Telecomunicaciones, S.A. de C.V. (“Maxcom”), but it only has limited coverage.

Regarding wireless access, Telmex, Nextel and Axtel all own WiMax spectrum, but only Axtel has deployed services. Additional availability of WiMax spectrum is required to increase competition in this area, and we expect that the SCT will hold an auction of WiMax in the months ahead. However, mobile competitors are planning to use Long Term Evolution (“LTE”) technology to increase mobile broadband capacity.

The following paragraphs contain information of our main competitors obtained from Pyramid Research’s report, the technology research firm Select S.A. de C.V. (“Select”) and our own estimates.

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

Telmex’s broadband ADSL service reached 8.0 million subscribers at the end of 2011 while its internet dial-up customer base fell to 0.1 million subscribers. Telmex’s DSL service, as a proportion of total access lines, will increase from 30% at the end of 2011 to approximately 40% by 2015. In value-added internet services, Telmex formed an alliance with Microsoft Corporation in 2000, launching the T1MSN portal and changing its brand name to Prodigy. Additionally, its Prodigy Triara hosting service merged with the Prodigy services portfolio. By the end of the third quarter of 2011, according to Pyramid Research, Telmex had a 71% market share of both broadband and internet dial-up subscribers. However, cable operators have started to play a more prominent role in the Mexican market with the joint marketing initiatives undertaken by Grupo Televisa and Megacable.

In the core data services market, Telmex has leveraged its local coverage to become the market leader in private lines and frame relay services. Telmex’s data services are currently estimated at approximately 29% of market share in terms of revenues.

Telmex along with its subsidiaries (Triara.Com, S.A. de C.V. and Scitum S.A. de C.V.) provide the corporate market with a unified communications platform that integrates telecommunications and information technologies, incorporating capabilities such as cloud computing, software development, outsourcing, security, consulting and training.

Axtel

Axtel is a fixed wireless company founded in 1994. Axtel has several nationwide wireless spectrums: 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access, the last one being the most used for its current local service. Its network included 39 cities with local service at the end of 2011. In the fourth quarter of 2006 Axtel acquired Avantel, S. de R.L. de C.V. (“Avantel”). This acquisition increased Axtel’s market position in the small and medium businesses segment and also enhanced its service portfolio in the large corporate segment with Avantel’s services portfolio. In 2007, Axtel launched its pre-WiMax service.

According to Select, as a result of its acquisition of Avantel at the end of third quarter of 2008, Axtel has increased its market share, however, it has declined during the 2009-2011 period.

As of December 31, 2011, Axtel recorded a total of 1.5 million Revenue Generating Units (the sum of voice lines and subscribers of broadband Internet that generate recurring revenue for the company, or “RGUs”), compared with 1.4 million RGUs in the same period last year, representing a growth of 9%.

In terms of total customers, Axtel recorded 757,000 as of December 31, 2011, a decrease of 1% when compared to the same period in 2010.

In 2010, Axtel developed Fiber to the Home (“FTTH”) technology, a new capability for offering high-speed broadband directly to the end user. As part of the FTTH project, in 2010 Axtel deployed a last-mile fiber-optic network in an area of approximately 250 square kilometers in the regions with the highest home and business broadband density in Guadalajara, Mexico City and Monterrey.

As of December 31, 2011 Axtel had a base of broadband subscribers totaling 436,000.

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

As of December 31, 2011, Telefónica Móviles México had 20.5 million accesses, an increase of 1% when compared to the same period of 2010.

Televisa

As noted in its annual report, Grupo Televisa, S.A.B. (“Televisa”), is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

Through its subsidiaries Cablevisión, Cablemás, TVI, and Bestel, Televisa has become a relevant telecommunication player. Cablevisión’s triple-play services have fueled its growth in Mexico’s cable and telecom market. In 2007, Cablevisión launched its first triple-play package, effectively transforming Televisa from a pay-TV provider into a telecommunications company. Televisa continued to advance their cable and telecom strategy, which began in earnest with acquisitions of Bestel and stakes in TVI and Cablemás. In the same year Televisa took a majority stake in Bestel, a fiber-optic network that provides voice, data, and managed services to domestic and international carriers both in Mexico and the United States.

As of December 31, 2011, Televisa three cable investments had more than 2.2 million video subscribers, 650 thousand voice subscribers, and 1.1 thousand data subscribers. Since the Cablemás investment in 2006, the total number of RGUs has been growing at an average rate of 25% per year.

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

Cofetel and the SCT have the power to monitor our compliance with the telecommunications public network concession and our wireless concessions. The SCT delegated to Cofetel many of its powers and obligations under the Telecommunications Regulations. In 2008, some of the authorities and obligations delegated to Cofetel were returned to the SCT through a change to the internal operating rules of the SCT. Recently, the Supreme Court conclusively held that the authority to resolve interconnection disagreements and impose tariffs lies with Cofetel and subsequently returned such authorities and obligations back to Cofetel. As of the date of this annual report, the SCT still retains the authority to grant all concessions and permits as well as to impose fines. Cofetel makes recommendations to the SCT on major issues, such as spectrum allocation and the granting of new concessions and permits, the imposition of fines and the revocation of concession title; however, the SCT has the final decision-making power on these issues.

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

In January 2010 the SCT began the auction process for the 1850-1910/1930-1990 MHz and 1710- 1770/2110-2170 MHz spectrum segments, which concluded in June 2010. These auctions could open the market to new concessionaires and technologies that may compete with some of the services we provide. We cannot predict the outcome of any such auction.

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

The Mexican government, through the SCT, may also temporarily seize all assets related to our telecommunications public network concession or wireless concessions in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order and the national economy. Under Mexican law, the government would be obligated to compensate us in the case of a statutory expropriation or temporary seizure, except in the event of war. If the Mexican government were to temporarily seize or expropriate our assets, it would have to indemnify us for all direct losses and damages. In the case of an expropriation, appraisers would determine the amount of the compensation. If we disagreed with the appraisal amount, we could initiate judicial action against the government to dispute such amount. Should no agreement be reached on the amount of the indemnity in the case of a seizure or expropriation, which determination would be made by an independent appraiser, who would be appointed by a competent court. We believe that we are in compliance with all of the applicable requirements of the SCT.

Local service

On October 15, 1999, we filed a petition with the SCT requesting an amendment to our telecommunications public network concession in order to obtain authorization to provide local service in the local service areas that constitute the urban zones of the cities of Mexico City, Monterrey and Guadalajara. The authorization was granted on May 30, 2000. Immediately after the amendment was granted, we began negotiations with Telmex for a local-to-local interconnection agreement. The negotiations were finished and the agreement was signed on December 22, 2000. We began providing local service on December 29, 2000. As part of the concession, we were exempted to offer carrier pre-selection for the long distance service for a period of five years beginning on the day in which Alestra began to provide local service in a determined local service area.

During the first half of 2001, we entered into local-to-local interconnection agreements with other local concessionaires, such as Axtel, Iusacell Unefon, S.A. de C.V. (“Iusacell”), Telcel and Telefónica. Also during this period, we completed the development of our 10.5 GHz point-to-multipoint microwave radio system network in the cities of Mexico City, Monterrey and Guadalajara, which is our main system for reaching the small businesses and residential market. We will continue to expand our commercial market by the introduction of local service using fiber-optic and point-to-point access to current and new clients.

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

Such review allows Telmex to increase prices based on a basket of services including local, domestic and international long distance services, subject to a cap based on the inflation rate and adjusted by a productivity factor (3% from 2003 through 2006 and 3.3% for the 2007 – 2010 period, the applicable productivity factor for 2011 has not yet been determined by Cofetel). Within the basket, Telmex is allowed to raise tariffs as long as the price of the basket remains under the cap, and lower tariffs, provided they remain above the long run incremental cost of each service.

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

Every year we engage in negotiations with Telmex on the terms and conditions, including rates, applicable for the following year interconnection. If we are not able to reach an agreement, the Federal Telecommunications Law provides that within 60 days Cofetel will resolve any interconnection disagreement between concessionaires. The interconnection agreements provide, however, that the terms and conditions of the agreements will remain in place until we and Telmex are able to reach a new agreement, which will apply retroactively to the first day of the year in which it is intended to be used.

During 2007, we reached a new agreement with Telmex for 2008, except for off-net charges, in which Cofetel, as required by Alestra, issued a resolution stating the rates for 2008. Regarding interconnection terms and conditions for 2009, we did not reach an agreement with Telmex, and therefore Cofetel issued a resolution stating the terms and conditions to be applied by Alestra and Telmex for 2009, including a U.S.$0.008 per minute tariff for the interconnection services. During 2010 and 2011, we did not succeed in reaching an agreement on the terms, conditions and tariffs to be applied between Telmex and Alestra. Therefore, Cofetel was once again required to issue a resolution, confirming the terms and conditions to be applied at the U.S.$0.008 per minute tariff for the interconnection service for 2010 and Ps 0.03951 for 2011.

We have not yet reached an agreement with Telmex for 2012. Therefore, we have once again requested the intervention of Cofetel to resolve the terms and conditions that were not agreed upon, including the rates to be applied during 2011. Telmex has disputed the 2008, 2009, 2010 and 2011 resolutions. As of December 31, 2011, the amount under dispute was Ps. 569.5 million, out of which Ps. 376.8 million have been deposited in an escrow account with a Mexican trustee and is expressed in our consolidated financial statements as restricted cash. Ps. 78.1 million of the total provision has actually been paid to Telmex; and Ps. 114.6 million have been objected and retained by Alestra, as established in the agreements executed among the parties and as required by the corresponding litigation processes from time to time. As of this date, we are unable to estimate the outcome of this dispute.

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

We are entitled to receive net settlement payments from AT&T, the carrier in the U.S. with whom we interconnect, pursuant to a duly registered international interconnection agreement. This agreement, and agreements we have entered into with other carriers, including Teleglobe Canada Inc., Telefónica de España, S.A.U. and British Telecommunication plc., are similar to those agreements other Mexican long distance carriers have with corresponding foreign carriers. These agreements govern the payment rates between Mexican carriers and foreign carriers for the exchange of international call traffic billed in Mexico, and between foreign carriers and Mexican carriers for the exchange of international call traffic in calls billed abroad.

On April 13, 2006, Cofetel issued a resolution in order to implement the domestic and international “long distance calling party pays” system in Mexico. As a result of the publication of the resolution, we initiated different legal procedures to prevent the implementation of the “long distance calling party pays” system on our network. Finally, we agreed to its implementation and voluntarily dismissed our legal actions. As a consequence of the agreement, we increased our long distance rates, including international settlement rates, in order to pay the mobile terminating network rate of Ps. 1.09 per minute in 2009, and Ps. 1.00 per minute in 2010. For 2011, Cofetel issued a resolution establishing the interconnection rate of Ps 0.3912 per minute applicable to all the mobile carriers, however, some of them have appealed the resolution. On February 13, 2012, Telcel and Alestra agreed on the applicable interconnection rates for traffic terminating in Telcel’s mobile network under the “calling party pays” system, which are lower than the rates from prior periods, applicable for 2011, 2012, 2013 and 2014.

Off-net charges (Long Distance-to-Long Distance Interconnection)

Telmex bills us a higher per-minute charge to terminate calls on its network in cities outside of those 199 cities with which we are interconnected. This traffic in minutes represented about 5.7% of our total minutes of traffic for 2010 and 6.8% for 2011.

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

However, we did not reach an agreement with Telmex for 2008, 2009, 2010, 2011 and 2012 and therefore, have requested the intervention of Cofetel. Cofetel’s rulings were issued on August 27, 2008, February 2, 2009, April 14, 2010, May 27, 2011 and stated that the exchange of traffic to local service areas that are not opened to competition, and therefore have no interconnection point available, are in fact interconnection services. In its ruling, Cofetel maintained its position that the tariffs that we must pay to Telmex for the provision of this service must be cost-oriented. Among other requirements, Cofetel established a U.S.$0.008 per minute tariff for the interconnection services (off-net charges), applicable until December 31, 2010, instead of Ps 0.75 per minute. Cofetel established a Ps 0.03951 and Ps 0.0453 (depending on the point or level of interconnection) per minute tariff for the interconnection services (off-net charges), applicable until December 31, 2011, instead of U.S.$0.008 per minute. We are complying with Cofetel’s resolutions, and although Telmex is challenging them, we and Cofetel are defending their legality. On September 30, 2009, we entered into a transaction with Telmex, amended on July 30, 2010, whereby we have established a trust in order to deposit the full amounts claimed by Telmex for 2008, 2009 and 2010 services (Ps. 0.75 per minute instead of U.S.$ 0.008 per minute tariff), until a final decision has been made by the court. As of December 31, 2011, the amount under dispute was Ps. 569.5 million, out of which Ps. 376.8 million have been deposited in an escrow account with a Mexican trustee and is expressed in our consolidated financial statements as restricted cash, Ps. 78.1 million of the total provision has actually been paid to Telmex and is being held by them as a deposit; and Ps. 114.6 million have been objected and retained by Alestra, as established in the agreements executed among the parties and as required by the corresponding litigation processes from time to time. At this point in time we are unable to predict the outcome or consequences of such actions or if the tariffs contained in such resolution will prevail.

Regarding terms and conditions for off-net charges and other issues for 2012, we have not yet reached an agreement with Telmex and therefore we requested the intervention of Cofetel to resolve the terms and conditions not agreed upon, including the rates to be applied during 2012. We are expecting to have a resolution in the first half of 2012. As of this date, we are unable to estimate the outcome of the dispute and its consequences.

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

On August 31, 2006, Cofetel issued the resolution applicable to this interconnection dispute and the corresponding interconnection charges. Nevertheless, Telcel and us both challenged this resolution trying to obtain, respectively, lower and higher rates than those determined by Cofetel. Finally, on December 15, 2006 we agreed with Telcel on the applicable interconnection rates for traffic termination in Telcel’s mobile network under the “calling party pays” system. As a consequence of the agreement, we increased our long distance rates, including international settlement rates, in order to pay the mobile terminating network rate of Ps. 1.34 per minute in 2007, Ps. 1.21 per minute in 2008, Ps. 1.09 per minute in 2009 and Ps. 1.00 per minute in 2010. During 2008, we faced an increase in by-pass traffic since some entities began to terminate cheaper mobile traffic using mobile end users services. As a consequence, during 2008 and 2009 we reduced the traffic to be terminated with the mobile networks. With regards to the terms, conditions and other issues for interconnection related matters for 2011, we did not reach an agreement with Telcel, Telefónica and Iusacell. Therefore we requested the intervention of Cofetel to resolve the terms and conditions not agreed upon, including the rates to be applied during 2011. During 2011, Cofetel issued a resolution establishing the interconnection rate of Ps 0.3912 per minute in 2011 applicable to all the mobile carriers; however, some of them have appealed the resolution. On February 13, 2012, Telcel and Alestra agreed on the applicable interconnection rates for traffic terminating in Telcel’s mobile network under the “calling party pays” system, which are lower than the rates for prior periods, applicable for 2011, 2012, 2013 and 2014.

We continue our efforts to reach final agreements with the remaining carriers on the tariffs applicable for the period between 2011 and 2014 in order to avoid legal actions that may generate uncertainty regarding our costs. We cannot assure you as to the outcome of these negotiations or the effect the failure to reach an agreement may have on our business, results of operations and financial conditions. If we cannot reach an agreement with the remaining carriers, we may request Cofetel’s intervention to resolve the terms and conditions disputed.

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

C. Organizational structure

Prior to the AT&T Transactions, we were owned 51% by Alfa and 49% by AT&T. AT&T held its equity in us through its subsidiary AT&T Mexico. After the consummation of the AT&T Transactions, we are now owned 99.99% by Alfa and 0.01% by Alfa Subsidiaria. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.”

Alfa is one of Mexico’s largest conglomerates, comprised of four groups that participate in key industries around the world, including petrochemicals, aluminum and auto components, processed food and telecommunications. As of December 31, 2011, Alfa’s total assets amounted to Ps. 138.6 billion, with revenues and operating income for 2011 of Ps. 182.8 billion and Ps. 14.8 billion, respectively.

On November 14, 2000, we restructured our capital without changing our existing ownership proportions prior to the AT&T Transactions as follows: 35% of our capital is represented by Series A shares and Series B shares, and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Mexico held 49% of the N stock and Alfa held the other 51%. Alfa continues to hold 100% of the Series A shares and AT&T Mexico held 100% of the B shares prior to the AT&T Transactions. Upon the consummation of the AT&T Transactions, Alfa owns 100% of our equity interests. See Item 4, “Information on the Company—A. History and Development of the Company—Recent Developments.”

Our notes are not guaranteed, secured or otherwise supported by our equity holders. Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

We entered into a joint venture agreement with our equity holders, as amended on November 30, 2005 (the “Amended and Restated Joint Venture Agreement”) and adopted bylaws, each of which governs the relationship between the equity holders and us. Upon the consummation of the AT&T Transactions, Alfa and AT&T Mexico terminated the Amended and Restated Joint Venture Agreement. See Item 4, “Information on the Company—A. History and Development of the Company—Recent Developments.” Our 1,669 employees are employed through our subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”), which is organized under the laws of Mexico. We hold 99% of the capital stock of Servicios Alestra. Our employees are paid by that entity with funds provided by us on a monthly basis under a management and services agreement.

On August 10, 2010, we acquired 90.53% of Alestra Telecomunicaciones Inalámbricas, S. de R.L. de C.V. (“Alestra Telecomunicaciones Inalámbricas”), which is organized under the laws of Mexico. As of the date of this annual report, this subsidiary does not have any material operations.

D. Property, plants and equipment

Our network

Network components. As of December 31, 2011, we have invested more than Ps. 8,953.2 million in our technologically advanced fiber-optic network. Construction of the original design for our long haul network was completed in 1997. Our average network availability in 2011 was 100% for our backbone, 99.9992% for last-mile solutions based on fiber optic equipment and 99.9988% for last mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state-of the-art technology. Our network was constructed and is operated in accordance with international reliability, redundancy and restoration standards. The key components of the network, all of which are directly owned by us, include:

•	Over 8,300 route kilometers of long-haul and intra-city network, mostly with Lucent True Wave fiber-optic underground inter-city facilities;

•	Approximately 3,000 route kilometers of metropolitan area fiber-optic facilities;

•

Two dense wave division multiplexing (“DWDM”) ultra-high-capacity optical transmission systems, capable of transmitting 40 gigabits per second (“Gbps”) and 400 Gbps respectively, these may be easily updated to support 800 Gbps;

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

We have over 3,000 agreements in place with highways, railroads and utilities companies that provide us with rights-of-way throughout Mexico. Right-of-way is the right to use someone else’s property for specified purposes. These rights-of-way are acquired by us through the payment of a monthly fee. Our network consists of both public and private rights-of-way in toll roads, Mexican federal and state public roads, railroads, municipalities, over power companies’ CFE poles and in specific private lands. We believe these rights-of-way provide barriers to entry for potential facilities-based new competitors in the facilities-based services market.

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

We have large points of presence (“POPs”), in 30 cities within our long haul network, in addition to 118 metropolitan miniPOPs, junction and regenerator sites. A POP or miniPOP is a location where we have installed transmission and data switching equipment that serves as a switching center or relay for the larger network. Our POPs contain telecommunications equipment (switching and/or transport) and serve as interconnection points between different elements of our network and other networks (including Telmex). Each switch and POP is housed in a concrete structure that is equipped with an advanced power supply, air conditioning, security and fire protection system.

Fiber-optics. Our inter-and intra-city fiber-optic network is 8,300 kilometers in length and consists of three fiber-optic inter-city rings with the transmission capabilities of DWDM and synchronous digital hierarchy (“SDH”) architecture. The network is located in the following areas:

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

Our network incorporates Lucent True Wave “non-zero dispersion shifted” fiber-optic cable, which supports SDH and DWDM. SDH is the industry standard in transmission technology, similar to Synchronous Optical Network (“SONET”), which supports 2.5, 10 Gbps and higher transmissions over a single fiber-optic strand. SDH enables the deployment of bidirectional ring architecture, a system that allows for nearly instantaneous rerouting of traffic in the event of an equipment failure or a fiber-optic cut. We were the first Latin American carrier to use dense wave division multiplexing technology, which enables greatly expanded transmission capacity over the same physical infrastructure or fiber link through the installation of additional electronics, thus enabling us to increase significantly our transmission capacity. All of our initial long distance fiber-optic facilities use dense wave division multiplexing technology with an effective transmission rate of 40 Gbps per pair of fiber-optic strands, and our new DWDM system has 400 Gbps of capacity, with the possibility to upgrade it to 800 Gbps.

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

Our signaling network is connected to world-class carriers through international SS7 signaling interfaces. Our main vendors include Tekelec and Eagle Equipment. These signaling interfaces allow us to interface with other network and telecommunication services providers, and allow us to provide advanced services.

Voice and VoIP Next Generation Network (“NGN”). We have deployed NGN infrastructure for VoIP services, such as pre/postpaid, local and long distance VoIP services, for enterprise, small business and retail customers, based on softswitches, application servers and dedicated data infrastructure. Our main vendors include Sonus Networks, Inc. (“Sonus”), Broadsoft Inc. (“Broadsoft”), Agnity Inc. (“Agnity”) and Genband Inc. (“Genband”) among others. An increasing number of VoIP and signaling gateways have been deployed in several cities, while the main control functions are centralized in Mexico City and Monterrey.

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

Data Infrastructure. To support the growing demand for data services, we have deployed an MPLS-based core network for MPLS-VPNs, Internet, and several metropolitan Ethernet networks. We have deployed ATM and frame relay switches in several cities, such as in Mexico City, Monterrey, Guadalajara, Puebla, Tijuana and Ciudad Juarez, which interconnect with AT&T’s Global Frame Relay network. Our IP network is supported by carrier class gigabit routers and other high capacity routers deployed in key points of presence and switch sites. Our IP network interconnects with the global Internet via high quality service providers. We have deployed Cisco routers for our VPN infrastructure in places such as Mexico City, Monterrey, Guadalajara, Tijuana, Ciudad Juarez, Chihuahua, Culiacan, Cancun, Tampico, Mexicali, Hermosillo, Nogales, Ciudad Obregon, Los Mochis, La Paz, Acapulco, Ciudad del Carmen, Coatzacoalcos, Irapuato, Merida, Oaxaca, Tuxtla and Villahermosa. All of our service networks expand their coverage to the entire country through our own transmission network and through the use of alternate access providers.

Direct access. Our direct access facilities allow our customers to access our network directly and avoid interconnection with local exchange carriers and incumbent networks like Telmex’s. We have deployed metropolitan fiber-optic rings consisting of approximately 3,000 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juarez, Tijuana, San Luis Potosi, Queretaro, Leon and other cities in Mexico, each of which has been deployed using an SDH ring, IP/Ethernet or ATM architecture. To date, we have 118 metropolitan miniPOPs in our metropolitan rings acting as hubs to connect enterprise customers and some corporate buildings to our network, and more are scheduled for construction every year as customer demand increases. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

Wireless facilities. We hold two national point-to-point concessions to provide wireless connectivity to business customers (one in the 15 GHz band and one in the 23 GHz band). We also hold three point-to-multipoint concessions in the 10 GHz band covering Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacán, Mexico, Hidalgo and Morelos which provide direct access to our small business customers. We lease wireless frequency capacity from Conectividad Inalámbrica 7GHz, S. de R.L., a joint venture between our equity holders and a subsidiary of Axtel, which acquired rights to use a concession in the 7 GHz band with national coverage to provide wireless connectivity to business customers and to expand the network infrastructure. To provide less capital-intensive direct access facilities and network interconnection in selected smaller cities (and for redundancy purposes), we have deployed 57 radio towers in our network. On these towers we have selectively deployed point-to-point and point-to-multipoint digital microwave transmission equipment. Our main suppliers of digital microwave equipment include Alcatel-Lucent Mexico, S.A. de C.V. (“Alcatel-Lucent”), Alvarion, Ltd (“Alvarion”), Microwave Networks International (“MNI”), Aviat Networks Mexico S.A. de C.V. (“Aviat Networks”) and SIAE Microelettronica S.p.a. (“SM”). A continuous process of evaluation is performed among current and potential technology suppliers.

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

Item 5. Operating and Financial Review and Prospects.

A. Operating results

Basis of presentation

Our consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in certain significant respects from U.S. GAAP. Note 21 to our consolidated financial statements provides information relating to the nature and effect of such differences, as they relate to us, and provides a reconciliation to U.S. GAAP of our net income (loss) reported under Mexican FRS for the years ended December 31, 2009, 2010 and 2011 and our total stockholders’ equity as of December 31, 2010 and 2011.

Mexican FRS was established by CINIF. This organization releases Mexican FRS and interpretations of Mexican FRS.

Overview

Our primary business consists of the operation of a public telecommunications network in Mexico offering IT, data, video, internet-related services, domestic and international long distance voice and local telephone service. In accordance with the terms of our long distance concession and guidelines established by the SCT, on January 1, 1997 we began the gradual rollout and expansion of our long distance services to 60 cities. Our services became available in all 60 cities on June 27, 1997. Currently, we provide long distance origination services from 199 cities in Mexico.

During 2011, we had two operating segments, which were also our reportable segments: (a) Long Distance and (b) Data, Internet and Local services. However, in 2011, as a result of changes in the telecommunications industry in Mexico, Alestra’s management determined that we needed to change our operating segments. Due to developments in the telecommunications industry, it was no longer appropriate to review and make decisions about resource allocation and performance assessments based on the two previous operating segments. Alestra’s management has determined that our business strategy in the future should be more focused on value added services, such as IT, data, internet and local. As a result, we are allocating more resources to this area. In addition, with changes in the telecommunications industry in Mexico, long distance revenues continue to decrease and this service is not seen as the primary area for future growth.

Further, during 2011, Alfa acquired AT&T México’s 49% equity interest in Alestra. This resulted in Alestra no longer offering AT&T Global Services as well as a shift in management’s strategic focus, which includes expanding and growing value added services.

As a result of the aforementioned business changes, in 2011, Alestra’s management evaluated the nature and financial effects of the business activities in which Alestra engages and the new economic environment in which operates, and it concluded that the company has three operating segments: (a) Enterprise Segment, (b) Small Business and Consumer Services Segment and, (c) International Segment.

Our new three operating segments focus on the following: (a) the enterprise segment, which offers communication services, and value added services such as IT, data and internet, managed through the Company’s network and infrastructure, for multinational companies, as well as international and national businesses and local government entities; (b) the small business and consumer services segment, which offers communication products and services to the retail and small businesses market; and (c) the international segment, which offers communication services to operators with international incoming traffic terminating in Mexico.

The Small Business and Consumer Services operating segment and the International Services operating segment are not considered individual reportable segments due to the fact that they did not meet the thresholds for separate reporting under Mexican FRS B-5 “Financial Information by Segment” for any of the reported years. Pursuant to this standard, operating segments with total revenues equal to or less than 10% of the total entity revenues are not required to be reported separately and can be grouped with other operating segments that do not meet the 10% threshold, as long as the aggregate sum of these grouped operating segments does not exceed 25% of total entity revenues. As a result, the financial information of the Small Business and Consumer Services operating segment and the International Services operating segment is grouped together and presented as “other segments”.

In addition to the three operating segments focused on the client, the remaining operations of the Company are included within the category of ‘Non-Allocated expenses” to be integrated to the consolidated results of the Company. The “Non-Allocated Expenses” category includes expenses associated with the centralized functions of the Company including the acquisition and supply chain, administration and management of the entity.

These operating segments are managed separately since the products and services offered and the markets they are focused on are different. Resources are assigned to the operating segments considering the strategies defined by the Company’s management. The transactions between the operating segments are carried out at market values.

Performance of the operating segments is measured based on the Business Unit Contribution (BUC), defined as the operating income of each operating segment, including revenues, costs and expenses direct from the segment.

Our revenues consist of: (a) fixed charges to customers for our data and internet services, which are billed mainly in Pesos, (b) fixed and variable charges to customers for our IT and local services, which are billed in Pesos, (c) charges to customers for long distance calls, which are billed in Pesos and (d) charges to foreign carriers for termination of incoming international telephone calls, which are billed in U.S. dollars. Our revenues depend on the number of subscribers, volume of traffic, rates charged by us to our customers and settlement rates agreed with foreign carriers.

Our cost of IT, data, internet and local access consists primarily of direct access and backbone services. Direct access costs are related to last-mile access to extend our network to customers’ premises. In addition, backbone services are primarily related to capacity usage, in order to connect multiple customers to our network.

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

The following table sets forth information regarding our revenues and operations:

	2009		2010		2011
Enterprise Segment	Ps. 3,840.1	81.9%	Ps. 4,068.9	89.0%	Ps. 4,421.2	94.1%
Other Segments	843.6	18.1%	501.4	11.0%	276.1	5.9%

Total	Ps. 4,683.7	100%	Ps. 4,570.3	100%	Ps. 4,697.3	100%

	2009		2010		2011

IT, data, internet and local services	Ps. 3,263.0	69.7%	Ps. 3,456.0	75.6%	Ps. 3,744.2	79.7%
Long distance services	1,420.7	30.3%	1,114.3	24.4%	953.1	20.3%

Total	Ps. 4,683.7	100%	Ps. 4,570.3	100%	Ps. 4,697.3	100%
Minutes of use for the period :
Long distance services	2,125	100%	1,679	100%	1,397	100%

Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operations are significantly impacted by economic conditions within Mexico.

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year Ended December 31,	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of the End of Each Year
1998	18.6%	24.6%	4.9%	$	30.1 billion
1999	12.3%	21.3%	3.9%	$	30.7 billion
2000	9.0%	15.3%	6.6%	$	33.6 billion
2001	4.4%	11.3%	(0.2)%	$	40.9 billion
2002	5.7%	7.1%	0.8%	$	48.0 billion
2003	4.0%	6.2%	1.4%	$	57.4 billion
2004	5.2%	6.8%	4.1%	$	61.5 billion
2005	3.3%	9.2%	3.2%	$	68.7 billion
2006	4.1%	7.2%	5.2%	$	67.7 billion
2007	3.8%	7.2%	3.3%	$	78.0 billion
2008	6.5%	7.7%	1.5%	$	85.3 billion
2009	3.6%	5.4%	(6.1)%	$	90.8 billion
2010	4.4%	4.4%	5.5%	$	113.6 billion
2011	3.8%	4.3%	3.9%	$	149.2 billion

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

Impact of foreign currency fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. As of December 31, 2011, the amount of our notes, bank loans, notes payable and capital leases denominated in U.S. dollars was Ps. 3,019.4 million.

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

Periodically, we assess our exposure and consider opportunities to manage this risk, including through the use of hedging instruments. In October 2010, we entered into a currency hedge to minimize the effect of fluctuations in the Mexican Peso—U.S. dollar exchange. We sought to hedge the 2011 interest payment of our senior notes due 2014 through two foreign exchange forward contracts. These purchase contract agreements were both in an amount of U.S.$11.75 million in February 2011 and August 2011 at an exchange rate of Ps. 12.463 per U.S.$1.00 and Ps. 12.611 per U.S.$1.00, respectively. The foreign exchange forward contracts, which matured on February 2011 and August 2011 had a negative effect and resulted in a loss of Ps. 7.8 million. In addition, we had a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. The effect of this embedded derivate was a profit of Ps. 0.9 million in 2011 and profit of Ps. 1.2 million in 2010.

See Item 3, “Key Information — Selected Financial Data” for a discussion of exchange rates.

IETU

On October 1, 2007, the Mexican government made changes to its tax system, which took effect on January 1, 2008. The changes introduced a flat tax (Impuesto Empresarial a Tasa Única, or “IETU”), which replaces the Mexican asset tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. Taxpayers will calculate IETU tax at 17.5 percent of an income determined based on the cash flow (although transitional rates of 16.5 percent and 17.0 percent apply in 2008 and 2009, respectively). If the IETU tax is a positive amount, the enterprise compares the IETU tax to the income tax calculated under the current income tax system and to IETU tax credits. If the IETU tax is larger, this amount is classified as IETU tax and paid as a supplement to the regular income tax liability. However, if the IETU tax is positive but less than the regular income tax plus the IETU tax credits, no IETU tax is due. If the tax base that is subject to the IETU tax is negative (which will occur when deductible expenditures exceeds taxable receipts), the amount of excess expenditures multiplied by the IETU tax rate will result in a credit for the IETU tax that can be used to reduce the IETU tax in the subsequent 10 years. For 2011, our income tax was higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated income statements.

In accordance with the interpretation published by CINIF on December 21, 2007 with respect to the accounting effects of the IETU tax, and based on our financial and tax projections, we have determined that we will continue to pay the income tax in the foreseeable future. As a result, our management has not recorded any deferred IETU taxes as of December 31, 2011.

On December 7, 2009, a decree was published, which modified, added and revoked several provisions of the Mexican Income Tax Law. This decree establishes, among others, that the income tax rate will be 30% for the fiscal years 2010 to 2012, 29% for 2013 and 28% from 2014 onwards. At December 31, 2011 the aforementioned change in rates resulted in a decrease in our deferred income tax asset balance of Ps. 11.8 million, which was determined based on the expectation of the reversal of temporary items at the new rates.

Regulations

We operate in a highly regulated industry and the services we provide as well as some of the rates we may charge our customers are subject to regulatory approval. See Item 4, “Information on the Company – B. Business Overview – Regulatory framework and bodies.”

Results of operations

Fiscal Year ended December 31, 2011 compared to Fiscal Year ended December 31, 2010

Revenues

Total revenues increased 2.8%, or Ps. 127.0 million, to Ps. 4,697.3 million in 2011 from Ps. 4,570.3 million in 2010, primarily due to the increase of our enterprise segment revenues. Our enterprise segment revenues in 2011 represented 94.1 % of our total revenues.

Enterprise Segment. Revenues increased 8.7%, to Ps. 4,421.2 million in 2011 from Ps. 4,068.9 million in 2010. Such increase resulted primarily from an increase in our IT, data, internet and local services.

Other Segments. Revenues derived from our other segments decreased 44.9%, to Ps. 276.2 million in 2011 from Ps. 501.4 million in 2010. The decrease in other segments revenues was primarily due to lower long distance traffic as a result of our higher interconnection costs as compared to those of our competitors.

Revenues by Service

	Year ended December 31, 2010			Year ended December 31, 2011
	Enterprise Segment	Other Segments	Total	Enterprise Segment	Other Segments	Total
Long Distance	Ps. 786.9	Ps. 327.4	Ps. 1,114.3	Ps. 831.8	Ps. 121.3	Ps. 953.1
IT, data, Internet and Local	3,282.0	174.0	3,456.0	3,589.3	154.9	3,744.2

Total	Ps. 4,068.9	Ps. 501.4	Ps. 4,570.3	Ps. 4,421.2	Ps. 276.2	Ps. 4,697.3

IT, data, internet and local service revenues increased 8.3%, to Ps. 3,744.2 million in 2011 from Ps. 3,456.0 million in 2010. Such increase resulted primarily from an increase in our Managed services, Hosting, Ethernet, Internet dedicated & Local service revenues, as we continued to focus our sales efforts on these services. Our IT, data, internet and local services continued to increase its share in our revenue portfolio, and represented 79.7% of our total revenues in 2011, compared to 75.6% in 2010.

Revenues derived from our long distance services decreased 14.5%, to Ps. 953.1 million in 2011 from Ps. 1,114.3 million in 2010. The decrease in long distance services revenues was primarily due to lower traffic as a result of our higher interconnection costs as compared to those of our competitors. As a percentage of total revenues, long distance revenues represented 20.3% of our total revenues in 2011, compared to 24.4% of our total revenues in 2010.

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

Cost of services decreased 1.5% to Ps. 1,492.7 million in 2011 from Ps. 1,515.5 million in 2010. This decrease is explained by a 20.4% decrease in long distance services costs, partially offset by a13.8% increase in our IT, data, internet and local services costs. Our long distance services costs decreased to Ps. 540.8 million in 2011 from Ps. 679.1 million in 2010, primarily due to lower international incoming long distance volume of traffic. Our IT, data, internet and local services costs increased to Ps. 951.9 million in 2011 from Ps. 836.4 million in 2010, due to the growth in volume of these services.

Enterprise Segment. The costs in this segment increased 13.2% to Ps. 1,391.0 million in 2011 from Ps. 1,228.9 million in 2010. This increase was primarily due to an increase in our IT, data, internet and local services costs.

Other Segments. Cost of other segments decreased 64.5% to Ps. 101.7 million in 2011 from Ps. 286.6 million in 2010. This decrease was primarily due to a decrease in our long distance services costs.

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

Gross profit in 2011 increased 4.9% to Ps. 3,204.6 million from Ps. 3,054.8 million in 2010. Our gross profit increased primarily due to higher IT, data, internet and local services gross profit, which helped to offset the decrease in the long distance services gross profit. Our IT, data, internet and local services gross profit increased 6.6%, or Ps. 172.7 million, to Ps. 2,792.3 million in 2011 from Ps. 2,619.6 million in 2010. Our long distance gross profit decreased 5.3% to Ps. 412.3 million in 2011 from Ps. 435.2 million in 2010, as a result of lower long distance services revenues partially offset by a reduction in long distance services costs.

Enterprise Segment. Our enterprise segment gross profit increased 6.7%, or Ps. 190.1 million, to Ps. 3,030.1 million in 2011 from Ps. 2,840.0 million in 2010. This increase in gross profit was primarily due to the growth of our IT, data, internet and local service revenues.

Other Segments. Our other segments gross profit decreased 18.8% to Ps. 174.5 million in 2011 from Ps. 214.9 million in 2010. This decrease was primarily due to a decrease in long distance revenues.

The volume and mix of AT&T’s purchases during the year ended December 31, 2011 resulted in a increase of the Company’s gross profits by Ps. 26.2 million compared to the year ended December 31, 2010. Gross profit for the year ended December 31, 2011 was positively affected as the cost of services decreased further than AT&T’s affiliates’ purchases including: (a) a Ps. 3.3 million decrease in revenues from purchases of data services by AT&T’s affiliates pursuant to the Amended and Restated Joint Venture Agreement in the year ended December 31, 2011 compared to the year ended December 31, 2010; (b) a Ps. 40.4 million decrease in revenues from long distance services pursuant to the Amended and Restated Joint Venture Agreement in the year ended December 31, 2011 compared to the year ended December 31, 2010; and by (c) a Ps. 13.0 million decrease in revenues from AT&T Global Services pursuant to the Amended and Restated Joint Venture Agreement in the year ended December 31, 2011 compared to the year ended December 31, 2010.

A reconciliation of our operating income to gross profit is provided below as of December 31, 2010 and 2011.

	Year ended December 31,
	2010	2011
Gross profit	Ps. 3,054.8	Ps. 3,204.6
Administration, selling and other operating expenses	(1,577.6)	(1,625.8)
Depreciation and amortization	(866.7)	(1,009.2)

Operating income	Ps. 610.5	Ps. 569.6

Administration, selling and other operating expenses

Administration, selling and other operating expenses increased 3.1%, or Ps. 48.2 million, to Ps. 1,625.8 million in 2011 from Ps. 1,577.6 million in 2010, primarily as a result of higher personnel expenses in 2011. As a percentage of total revenues, administration, selling and other operative expenses represented 34.6% in 2011, compared to 34.5% in 2010.

Depreciation and amortization

Depreciation and amortization increased 16.4%, or Ps. 142.5 million, to Ps. 1,009.2 million in 2011 from Ps. 866.7 million in 2010. This increase is attributable to an adjustment in the useful life of several assets resulting in an additional depreciation of U.S. $13 million.

Operating income

Operating income decreased 8.2%, or Ps. 13.9 million, to Ps. 596.6 million in 2011 from Ps. 610.5 million in 2010. Despite the 4.9% growth in gross profit, the decrease in operating income is mainly explained by higher operating expenses and depreciation when compared to 2010.

Comprehensive financial result

Our comprehensive financial loss in 2011 was Ps. 679.6 million, compared to a loss of Ps. 192.8 million in 2010. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2010	2011
Interest expense	Ps. (375.9)	Ps. (352.8)
Interest income	10.9	9.0
Exchange gain, net	171.0	(328.8)
Effect of derivative financial instruments	(1.2)	(7.0)

Comprehensive financial result, net	Ps. (192.8)	Ps. (679.6)

Our interest expense totaled Ps. 352.8 million in 2011 compared to Ps. 375.9 million in 2010. The decrease in the interest expense was due to a lower average total debt in 2011 when compared with 2010. Interest income decreased to Ps. 9.0 million in 2011 from Ps. 10.9 million in 2010, primarily due to lower interest rates during 2011 than in 2010.

We recorded a foreign exchange loss of Ps. 328.8 million in 2011 compared to a foreign exchange gain of Ps. 171.0 million in 2010. We record a foreign exchange gain or loss with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated monetary assets for the year ended December 31, 2011. We recorded a foreign exchange loss primarily due to a 13.1% depreciation of the value of the Peso against the U.S. dollar during 2011.

Income Tax and IETU

We and our subsidiaries, Servicios Alestra and Alestra Telecomunicaciones Inalámbricas, are required to pay the greater of the income tax or IETU, which are computed separately for each entity. We participate in the tax consolidation of Alfa, our holding company. We recorded an income tax benefit of Ps. 78.9 million in 2011 compared to a tax expense of Ps. 33.7 million in 2010.

In 2011, we amortized tax loss carry-forwards previously reserved, against our current income tax, amounting to Ps. 14.8 millions.

Net Income (loss)

As a result of the above factors, in 2011, we recorded a net loss of Ps. 85.6 million compared to a net income of Ps. 357.5 million in 2010.

Fiscal Year ended December 31, 2010 compared to Fiscal Year ended December 31, 2009

Revenues

Total revenues decreased 2.4%, or Ps. 113.4 million, to Ps. 4,570.3 million in 2010 from Ps. 4,683.6 million in 2009. The increase in our enterprise segment revenues was not enough to offset the decrease in revenues from our other segments. Our enterprise segment revenues represented 89.0% of our total revenues in 2010.

Enterprise Segment. Revenues increased 6.0%, to Ps. 4,068.9 million in 2010 from Ps. 3,840.1 million in 2009. Such increase resulted primarily from an increase in our IT, data, internet and local services revenues.

Other Segments. Revenues derived from our other segments decreased 40.6%, to Ps. 501.4 million in 2010 from Ps. 843.5 million in 2009. The decrease in long distance services revenues was primarily due to lower traffic as a result of our higher interconnection costs as compared to those of our competitors.

Revenues by Services

	Year ended December 31, 2009						Year ended December 31, 2010
	Enterprise Segment		Other Segments		Total		Enterprise Segment		Other Segments		Total
Long Distance	Ps.	775.2	Ps.	645.5	Ps.	1,420.0	Ps.	786.9	Ps.	327.4	Ps.	1,114.3
Data, Internet and Local		3,065.6		197.4		3,263.0		3,282.0		174.0		3,456.0

Total	Ps.	3,840.7	Ps.	843.0	Ps.	4,683.7	Ps.	4,068.9	Ps.	501.4	Ps.	4,570.3

IT, data, internet and local service revenues increased 5.9%, to Ps. 3,456.0 million in 2010 from Ps. 3,263.0 million in 2009. Such increase resulted primarily from an increase in our VPN, local and managed services revenues, as we continued to focus our sales efforts on these services. Our IT, data, internet and local service segment continued to increase its share in our revenue portfolio, and represented 75.6% of our total revenues in 2010, compared to 69.7% in 2009.

Revenues derived from our long distance services decreased 21.6%, to Ps. 1,114.3 million in 2010 from Ps. 1,420.7 million in 2009. The decrease in long distance services revenues was primarily due to lower traffic, which decreased 21.0% to 1,680 million minutes in 2010 from 2,126 million minutes in 2009. As a percentage of total revenues, long distance revenues represented 24.4% of our total revenues in 2010, compared to 30.3% of our total revenues in 2009.

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

Cost of services decreased 12.7% to Ps. 1,515.5 million in 2010 from Ps. 1,736.7 million in 2009. The decrease is explained by a 28.9% decrease in long distance services costs, partially offset by a 7.1% increase in our IT, data, internet and local services costs. Our long distance services costs decreased 28.9% to Ps. 679.1 million in 2010 from Ps. 955.6 million in 2009, primarily due to a decrease in domestic and international long distance volume of traffic. Our cost of IT, data, internet and local services increased 7.1% to Ps. 836.4 million in 2010 from Ps. 781.1 million in 2009, primarily due to an increase in internet-related services revenues, such as VPN, local and managed services.

Enterprise Segment. The costs in this segment increased 6.8% to Ps. 1,228.9 million in 2010 from Ps. 1,151.0 million in 2009. This increase was primarily due to an increase in our IT, data, internet and local service revenues.

Other Segments. Cost of other segmets decreased 51.1% to Ps. 286.6 million in 2010 from Ps. 585.7 million in 2009. This decrease in cost of other segments was primarily due to a decrease in international long distance volume of traffic and its corresponding cost.

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

Gross profit in 2010 increased 3.7% to Ps. 3,054.8 million from Ps. 2,946.9 million in 2009. Our gross profit increased primarily due to higher IT, data, internet and local services gross profit, which helped to offset the decrease in the long distance services gross profit. Our IT, data, internet and local services gross profit increased 5.5%, or Ps. 137.7 million, to Ps. 2,619.6 million in 2010 from Ps. 2,481.9 million in 2009. Our long distance gross profit decreased 6.4% to Ps. 435.2 million in 2010 from Ps. 465.0 million in 2009.

Enterprise Segment. Our gross profit increased 5.6%, or Ps. 150.8 million, to Ps. 2,840.0 million in 2010 from Ps. 2,689.2 million in 2009. This increase in gross profit was primarily due to the growth of our IT, data, internet and local service revenues.

Other Segments. Our other segments gross profit decreased 16.7% to Ps. 214.9 million in 2010 from Ps. 257.8 million in 2009. This decrease was primarily due to a decrease in long distance revenues.

The volume and mix of AT&T’s purchases during the year ended December 31, 2010 resulted in a decrease of the Company’s gross profits by Ps. 45.3 million compared to the year ended December 31, 2009. Gross profit for the year ended December 31, 2010 was affected by AT&T’s affiliates’ purchases in part due to: (a) a Ps. 47.2 million decrease in revenues from purchases of data services by AT&T’s affiliates pursuant to the Amended and Restated Joint Venture Agreement in the year ended December 31, 2010 compared to the year ended December 31, 2009; (b) a Ps. 84.4 million decrease in revenues from long distance services pursuant to the Amended and Restated Joint Venture Agreement in the year ended December 31, 2010 compared to the year ended December 31, 2009; partially offset by (c) a Ps. 10.6 million increase in revenues from AT&T Global Services pursuant to the Amended and Restated Joint Venture Agreement in the year ended December 31, 2010 compared to the year ended December 31, 2009.

A reconciliation of our operating income to gross profit is provided below as of December 31, 2009 and 2010.

	Year ended December 31,
	2009		2010
Gross profit	Ps.	2,946.9	Ps.	3,054.8
Administration, selling and other operating expenses		(1,529.4)		(1,577.6)
Depreciation and amortization		(853.5)		(866.7)

Operating income	Ps.	564.0	Ps.	610.5

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

Comprehensive financial result

Our comprehensive financial loss in 2010 was Ps. 192.8 million, compared to a loss of Ps. 221.4 million in 2009. The following table sets forth our comprehensive financial results for the periods under review:

	Year ended December 31,
	2009		2010
Interest expense	Ps.	(333.3)	Ps.	(375.9)
Interest income		17.6		10.9
Exchange gain, net		99.1		171.0
Effect of derivative financial instruments		(4.8)		1.2

Comprehensive financial result, net	Ps.	(221.4)	Ps.	(192.8)

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

In October 2008, we entered into a forward to sell contract at an average monthly amount of U.S.$1.2 million for December 2008, and January and February 2009, at an average exchange rate of Ps. 12.39 per U.S.$1.00. The effect of those derivative financial instruments was negative and amounted to Ps. 2.2 million in 2009 due to a 10.3% depreciation of the Peso against the U.S. dollar during the first two months of 2009. In addition, we had a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. The effect of this embedded derivate was a profit of Ps. 1.2 million in 2010 and a loss of Ps. 2.6 in 2009.

Income Tax and IETU

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

Based on our projected tax results for future years, we have determined that we will be subject to income tax rather than IETU. Our projections assumed the following tax considerations:

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

Allowance for doubtful accounts

We take what we believe is a conservative approach toward uncollectible accounts, commonly called the Spindown Method. For all services, this method calculates a certain reserve based on an estimate of the amount of customer accounts receivable that will become uncollectible. Both the residential and business accounts will be fully reserved when those accounts are 241 days and 271 days past due, respectively. To obtain this forecast, an uncollectible rate (the “Spindown Rate”) is estimated and applied to each bucket of the accounts receivable. The Spindown Rate applied on each month’s reserve calculation equals the average Spindown Rate registered on the previous six-month period. Most payments are due 25 days after the issuance of an invoice. We take several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person-to-person calls. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 60 days past due. If the balance for a residential customer is still unpaid 90 days after the due date, we assign the account to a collection agency. For business customers with an unpaid balance greater than Ps. 50, the account is also assigned to a collection agency 120 days after the due date. If the efforts of collection agencies are unsuccessful and the balance is large enough to make legal proceedings worthwhile, we commence legal proceedings. As of December 31, 2009, 2010 and 2011, our allowance for doubtful accounts was Ps. 62.5 million, Ps. 39.4 million and Ps. 49.5 million, respectively. We consider this reserve sufficient to cover the probable loss of accounts receivables; however, we cannot assure you that we will not be required to increase the amount of this reserve. A 10% change in the amounts estimated to be uncollectible would result in a change in uncollectible expense of approximately Ps. 4.9 million.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine depreciation and amortization expense to be recorded during any reporting period. The useful life of an asset is estimated at the time the asset is acquired and is based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened. This would result in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in asset’s value. We review assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations, including estimates of revenues, costs, operating expenses, capital expenditures and debt service. In accordance with the Mexican FRS C-15, if an evaluation is required, the estimated future discounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if an asset is impaired, in which case the asset is written down to its fair value. Based on our cash flow analysis, no impairment existed at December 31, 2009, 2010, and 2011. For U.S. GAAP purposes, pursuant to Accounting Standards Codification (“ASC”) 360-10, if an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if an asset is impaired, in which case the asset is written down to its fair value.

Deferred taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process requires us to estimate our certain current tax exposure together with an assessment of temporary differences resulting from the differing treatment of certain items for tax and accounting purposes, such as depreciation and amortization, cost and accruals, and allowance for doubtful accounts. These differences result in deferred tax assets and liabilities, which are included on our consolidated balance sheet. This method of determining deferred taxes is known as the comprehensive asset — liability method. To the extent we establish a valuation allowance or we increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In 2011 we recorded a valuation allowance of Ps. 25.7 million, due to uncertainty whether we may use certain deferred tax assets, primarily certain net operating losses carried forward, before they expire. This allowance for tax loss carry-forwards is based on our projected tax results for future years, considering the scenario at the reporting date. If the scenario under which we prepared our projections changes, the allowance for tax loss carry-forwards may be reversed in the following years. These net operating loss carry-forwards expire ten years after they accumulate. The valuation allowance is based on financial projections prepared by us. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the valuation allowance that could materially impact our financial position and results of operations. In accordance with the interpretation with respect to the accounting effects of IETU published by CINIF on December 21, 2007 and based on financial and tax projections, we have determined that we will continue to pay regular income tax in the foreseeable future. As a result, we have not recorded any deferred IETU taxes as of December 31, 2011.

New adopted standards under Mexican FRS

As of January 1, 2011, new Mexican FRS and their interpretarions issued by the Mexican Financial Reporting Standards Board (CINIF by its Spanish acronym) became effective. The standards that are applicable to the Company and have been retrospectively adopted are the following:

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

Mexican FRS C-5 “Advanced payments”. Establishes, among other things, the particular standards of valuation, presentation and disclosure related to advanced payments line item. Additionally it establishes that advanced payments related to the acquisition of goods should be presented in the balance sheet in attention to the intended item classification, either in current or non-current assets.

Mexican FRS C-6 “Property, plant and equipment”. Establishes, among other things, the particular standards of valuation, presentation and disclosure related to property, plant and equipment. It also establishes: a) that property, plant and equipment used to develop or maintain biological and extractive industries assets be under its scope, and b) the mandatory depreciation of representative components of property, plant and equipment, as opposed to depreciating the remaining asset as a single component. This Mexican FRS became effective as of January 1, 2011, with exception of the changes arising from the segregation of its components and which have a useful life clearly different to the main asset. In this case, and for entities which have not performed such segregation, the applicable disposition will become effective for periods beginning January 1, 2012. With this standard, Bulletin C-6 “Property, plant and equipment” remained effective up to December 31, 2010.

Interpretation to Mexican FRS 19 “Change arising from the adoption of International Financial Reporting Standards (IFRS)”. It requires the disclosure of the Company’s reasons to adopt such IFRS, the estimated date and estimated amount of any significant effect this adoption would have on the Company’s financial statements. (see Note 3).

In addition, the Company applied the improvements to Mexican FRS done in 2011 to the following:

Mexican FRS C-13 “Related parties”. Extends the definition of close relative as a Company’s related party.

Bulletin D-5 “Leasing”. It establishes, among other aspects: a) an implication and clarification of certain concepts to consider in the determination of the discount rate to be used by the lessor and lessee in the finance leasing; b) additional disclosures in finance leasing for lessor and lessee, and c) criteria for the determination of the gain or loss by sale and lease back.

New financial reporting standards

As of January 1, 2012 the Company adopted IFRS for the preparation of their consolidated financial statements. Below is a list of the new and amended standards that have been issued and are effective for periods starting on or after January 1, 2012, as well as those that are effective for subsequent periods. Management is in the process of evaluating the potential impact of these pronouncements on its financial information.

Amendment to IAS 12, Income taxes, on deferred tax- This amendment introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, ‘Income taxes - recovery of revalued non-depreciable assets’, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. This amendment is effective for periods beginning on or after 1 January 2012.

Amendment to IAS 1, Financial statement presentation, regarding other comprehensive income- The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. This amendment is effective for periods beginning on or after 1 July 2012 (retrospective application required), with early adoption permitted.

Amendment to IAS 19, Employee benefits- These amendments eliminate the corridor approach and requires the calculation of finance costs on a net funding basis. This amendment is effective for periods beginning on or after 1 January 2013.

IFRS 9, Financial instruments- IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. This standard is effective for periods beginning on or after 1 January 2015, with early adoption permitted.

IFRS 10, Consolidated financial statements- The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It defines the principle of control, establishes controls as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the accounting requirements for the preparation of consolidated financial statements. It replaces IAS 27 and SIC 12 and is effective for periods beginning on or after 1 January 2013, with early adoption permitted.

IFRS 12, Disclosures of interests in other entities- IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. It is effective for periods beginning on or after 1 January 2013, with early adoption permitted.

IFRS 13, Fair value measurement- IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. It is effective for periods beginning on or after 1 January 2013, with early adoption permitted.

IAS 27 (revised 2011), Separate financial statements- IAS 27 (revised 2011) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. It is effective for periods beginning on or after 1 January 2013, with early adoption permitted.

B. Liquidity and capital resources

We continue to focus our capital expenditures on businesses that we believe may offer more attractive margins and a short- to medium-term return. All capital expenditures are included in a budget which is pre-authorized by our Board of Directors. We do not expect that any single capital expenditure in 2012 will have a material impact on our operations or financial results. We may incur additional indebtedness in 2012 to finance a portion of our capital expenditures. We believe that we will generate positive capital resources from our operations to fund working capital, capital expenditures and most of our debt service needs in 2012.

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

Current Liquidity

As of December 31, 2011 and 2010 we had Ps. 488.1 million and Ps. 486.2 million of unrestricted cash available, respectively. Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less. Total debt decreased by U.S.$26.6 million to U.S.$216 million in 2011 from U.S.$242.6 million in 2010. In Pesos, total debt increased by Ps. 21.1 million, to Ps. 3,019.4 million in 2011 from Ps. 2,998.3 million in 2010 as a result of the 13.1% depreciation of the Peso against the U.S. Dollar.

Our treasury policy is to invest in highly liquid temporary cash investments issued by the U.S. and Mexican governments, major Mexican and U.S. banks and corporations with high credit ratings. These investments are funded with excess cash from operations. As of December 31, 2011, we had cash of Ps. 16.6 million and temporary investments of Ps. 471.5 million, of which Ps. 336.6 million were Peso-denominated and Ps. 134.9 million were U.S. dollar-denominated all invested in short-term deposits, money market accounts and investments with original maturities of one to three days. In our opinion, our cash and cash equivalents balance is sufficient for our requirements over the next twelve months.

As of December 31, 2011 and December 31, 2010 our ratio of current assets to current liabilities was 1.03 times, 0.97 times, respectively. Our ratio of current assets to current liabilities as of December 31, 2010 and 2011 includes the corresponding amortization of our vendor loan facilities.

	As of December 31, 2010		As of December 31, 2011
	(in millions of nominal Pesos, excluding ratios)
Unrestricted cash balance	Ps. 486.2		Ps. 488.1
Current ratios (times)	0.97	x	1.03	x

Net debt as of December 31, 2011 decreased by U.S.$20.9 million to U.S.$161.4 million from U.S.$ 182.3 million as of December 31, 2010. The reduction of net debt was primarily due to debt reduction payments from internally-generated funds. In 2010 debt payment included:

•	vendor facilities principal amortization in the amount of U.S.$26.6 million (including U.S.$18.6 million pre-payments).

On December 23, 2011, we signed a committed revolving facility and a term loan agreement with Comerica Bank for U.S.$ 20.0 million and U.S.$ 10 million, respectively (together, the “Comerica Bank credit facility”). The committed revolving facility bears interest at a three-month adjusted LIBOR rate plus 3.00%., payable on a quarterly basis. The term loan principal is payable in four equal installments in September 2013, December 2013, March 2014 and June 2014. The revolving facility is due on June 2014.

Capital expenditures during 2011 amounted to Ps. 899.4 million, Ps. 110.5 million higher than the Ps. 788.9 million invested in 2010. Our capital expenditure program includes investments to expand our network, develop new services to customers, increase data center capacity and also to provide last mile and direct access to connect customers to our network and to extend our network to customers’ premises, commonly referred to as the last-mile access. As of the date of this report, our capital expenditure program is proceeding according to schedule.

Cash flows for the years 2011 and 2010 are explained as follows:

Operations. Our operating activities net cash flows were Ps. 1,501.0 million and Ps. 1,434.0 million in 2011 and 2010, respectively. This increase was mainly due to (a) an increase in gross profit in 2011; (b) an increase in accounts payable resulting from the fixed and mobile carriers payments we held in connection with several disputes concerning interconnection rates.

Investing. Our investing activities net cash outflows were Ps. 631.6 million and Ps. 739.9 million in 2011 and 2010, respectively. This decrease is primarily a result of the sale of telecommunication nodes to AGNS México, which offset our total capital expenditures in 2011 that originally amounted to Ps. 899.4.

Financing. Our financing activities net cash flows were Ps. 845.0 million and 465.5 million in 2011 and 2010, respectively. These financing activities primarily include:

•	the payment of interest corresponding to our then outstanding debt in an amount of Ps. 305.5 million and Ps. 384.5 million in 2011 and 2010, respectively;

•

the payment of Ps. 318.0 million of the corresponding debt amortization and prepayment of our vendor facilities in 2011 and the corresponding debt amortization of our vendor facilities and bank loans of Ps. 344.5 million in 2010;

•	dividends payment in an amount of Ps.221.5 million in 2011.

Cash flows for the years 2010 and 2009 are explained as follows:

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

Material Commitments and Funding

The table below describes by year of payment due current material commitments as of December 31, 2011.

	As of and for the year ended December 31,
	2012	2013	2014	2015	2016
	(in millions of Pesos) (1)
Vendor financing (2)	57.1	27.9	2.0	—	—
Principal	54.0	27.2	2.0	—	—
Interest	3.2	0.7	0.0	—	—
Principal payments on long-term debt (3)	—	69.8	2,860.0	—	—
Interest payments (4)	332.8	332.5	332.8	—	—
Operating leases	126.4	125.0	108.8	84.8	44.9
Capital expenditures (5)	1,204.4	—	—	—	—

Total	1,777.9	583.1	3305.6	84.8	44.9

(1)	Nominal Pesos converted from U.S. dollars at a rate of 13.3825 Pesos per U.S. dollar, which is the noon buying rate provided by The Federal Reserve on December 31, 2011.

(2)	HP, Cisco and Huawei vendor financing facilities.

(3)	Principal payments on the bank facility and our 11.750% senior notes due 2014.

(4)	Interest payments on the bank facility and our 11.750% senior notes due 2014.

(5)	Derived from the annual budget from 2012.

Our vendor financing commitments include a loan facility with HP that matures on February 28, 2014, a loan facility with Huawei which expires on December 17, 2012, and a loan facility with Cisco that matures on July 6, 2013.

Our principal long term debt commitments for 2012 to 2016 include the principal amortization of U.S.$200.0 million due on August 11, 2014 of our 11.750% senior notes due 2014 and our debt outstanding with Comerica, in the amount of U.S.$10.0 million payable in four equal installments in September 2013, December 2013, March 2014 and June 2014. Our interest commitments for 2012 to 2016 include the interest payments on our bank facility with Comerica and on our 11.750% senior notes due 2014.

Our operating lease commitments include the rent of our operative and administrative buildings, and our capital expenditures commitments include an estimate of our capital expenditures for this year.

Capital expenditures for 2011, 2010 and 2009 amounted to Ps. 899.4 million, Ps. 788.9 million and Ps. 937.3 million, respectively. Our estimated payment according to our 2011 annual budget is Ps. 1,204.4 million.

We believe that the funds to meet our material commitments in 2012 will be provided by internally-generated funds from our operations.

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

The indenture governing our 11.750% senior notes due 2014 contains the following covenants, among others, each subject to certain customary exceptions and carve-outs:

•

subject to specified exceptions, we may not incur indebtedness unless our consolidated leverage ratio (as defined in the indenture) would be less than 3.50 to 1.0 and our consolidated fixed charge coverage ratio (as defined in the indenture) would be greater than or equal to 2.0 to 1.0. As of December 31, 2011, our consolidated leverage ratio was less than 3.50 to 1.0 and our consolidated fixed charge coverage ratio was greater than 2.0 to 1.0;

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

Other Indebtedness

As of December 31, 2011, December 31, 2010 and December 31, 2009, our total debt amounted to U.S.$216.0 million, U.S.$242.6 million and U.S.$245.7 million, respectively. Total debt as of December 31, 2011 includes:

•	11.750% senior unsecured notes due 2014 in an amount of U.S.$200.0 million;

•	bank facility in an amount of U.S.$10.0 million; and

•	vendor facilities in an amount of U.S.$6.0 million.

As of December 31, 2011 we had outstanding U.S.$200.0 million aggregate principal amount of our 11.750% senior notes due 2014, which pay interest semiannually in cash in arrears on February 11 and August 11, beginning on February 11, 2010. The principal amortization is payable at maturity on August 11, 2014.

On December 23, 2011, we signed a committed revolving facility and a term loan agreement with Comerica Bank for U.S.$ 20.0 million and U.S.$ 10 million, respectively. The committed revolving facility and the term loan bear interest at a three-month adjusted LIBOR rate plus 3.00%., payable on a quarterly basis. The term loan principal is payable in four equal installments in September 2013, December 2013, March 2014 and June 2014. The revolving facility is due on June 2014.

As of December 31, 2011 we had a vendor facility with an outstanding balance of U.S.$ 3.1 million with Cisco, which pays principal and interest on a monthly basis. This loan matures on July 6, 2013.

As of December 31, 2011 we had a vendor facility with an outstanding balance of U.S.$ 1.7 million with Hewlett-Packard Operations México S. de R.L. de C.V. (“HP”), which pays principal and interest on a monthly basis. This loan matures on February 28, 2014.

As of December 31, 2011 we had a vendor facility with an outstanding balance of U.S.$ 1.2 million with Huawei Technologies de México, S.A de C.V, which pays principal and interest on a quarterly basis and matures in December 2012.

Legal Proceedings

Claim regarding a fire originated in a building leased by Servicios Alestra

In August 2006, ABA Seguros, S.A. de C.V. (“ABA Seguros”) and 7-Eleven, Inc. (“7-Eleven”) filed a claim against our subsidiary Servicios Alestra in the amount of Ps. 50.0 million, for damages from a fire that began in the building leased by us to Casa Chapa, S.A. de C.V., under the theory of subrogation of rights. We filed our response with the support of ACE Seguros (the insurance division of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (ii) fires, (iv) accounting, and (v) electrical installation. In July, 2010, a Civil

Judge decided to acquit Servicios Alestra of responsibility for the damages caused from the fire. In August, 2010, ABA Seguros and 7-Eleven appealed the sentence dictated by the Civil Judge, but on January 2011, a Magistrate of the Court of Appeals confirmed the sentence dictated by the Civil Judge. Despite this decision, ABA Seguros and 7-Eleven could ask for an amparo (constitutional guarantee for protection of civil rights). Although the outcome of the appeal is still pending, we have recognized provisions for such contingencies in accordance with MFRS and Servicios Alestra does not believe that a decision adverse to it would have a material adverse effect on its business, financial condition or results of operation.

Legal disputes regarding interconnection services rates

We are involved in a dispute with Telmex regarding interconnection services rates applicable for 2008, 2009, 2010 and 2011 and requested the intervention of Cofetel regarding the interconnection rates applicable for 2012.

On September 8, 2009, a trust was created by us, Telmex and BBVA Bancomer as a trustee, and amended on July 30, 2010, to guarantee the payment of such interconnection services. As of December 31, 2011, the trust balance was Ps. 408.7 million, including Ps. 376.8 million representing the amount in dispute and Ps. 31.9 million representing financial products held in escrow, which is included in our cash and cash equivalents in our balance sheet. We continue negotiations with Telmex, and we cannot assure you that we will reach an agreement in the near future. See Item 3, “Key Information – D. Risk Factors – Risks Relating to Us – Telmex dominates the telecommunications market in Mexico, and we depend on Telmex for interconnection.”

We are also in disputes with mobile companies associated with Telefónica regarding mobile interconnection services rates for 2011. As of the date of this annual report, management continues its negotiations with Telmex and Telefónica. Although the outcome of the aforementioned proceedings is uncertain, we have recognized provisions for such contingencies in accordance with MFRS and we do not believe that a decision adverse to Alestra would have a material adverse effect on its business, financial condition or results of operation.

C. Research and development, patents and licenses, etc.

Not applicable.

D. Trend information

An understanding of our financial condition and the results of operations for the periods discussed in this annual report requires an appreciation of the telecommunications regulatory structure in Mexico. Accordingly, the following discussion should be read in conjunction with the discussion of these and related matters which appear under Item 4, “Information on the Company — B. Business overview — Regulatory framework and bodies.”

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

E. Off-balance sheet arrangements

As of December 31, 2011 we do not have any outstanding off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

	Payments due in period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Pesos) (1)
Long-term debt (2)	3,924	333	3,591	—	—
Principal	2,930	—	2,930	—	—
Interest	994	333	661	—	—
Vendor and capital lease financing (3)	87	57	30	—	—
Operating lease obligation	611	126	234	130	122
Purchase obligations (4)	110	110	—	—	—
Employee benefits	111	6	18	12	76

Total	8,767	965	7,464	142	198

(1)	U.S. denominated obligations are translated to Mexican Pesos based on an exchange rate of Ps. 13.9510 per U.S. dollar, the noon buying rate as provided by The Federal Reserve on December 30, 2011.
(2)	Interest and principal amount of our bank facility and our 11.750% senior notes due 2014.
(3)	HP, Cisco and Huawei financing facilities.
(4)	Maintenance contracts.

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management

Biographies of Senior Management

Rolando Zubirán Shetler (59) is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us on January 1, 1999. He has served as President and General Manager of Compania Ericsson S.A.C.I. in Argentina, as Managing Director of Ericsson Telecom, S.A. de C.V. in Mexico, as Managing Director of Ericsson Telecomunicações S.A. in Brazil and various other positions in business planning. Mr. Zubirán holds a Bachelor’s of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México, a Master’s of Science Degree in Operations Research from the University of Southern California and a Ph.D. in Management from the Universidad Autónoma de Nuevo León.

Bernardo García (53) is our Chief Financial and Administrative Officer. Mr. García has been with us since our start in 1996 and has held several positions, including marketing director, enterprise sales director, commercial strategy director and Vice-President of our Consumer Small Business Market. Before joining us, he also served in several positions in Alfa, including one on the team that negotiated the Amended and Restated Joint Venture Agreement with AT&T to form our company. Mr. García holds a Bachelor’s Degree in Industrial and Systems Engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey, a Master’s Degree in International Trade from Universidad de Monterrey and an M.B.A. from IMD in Switzerland.

Raúl Ortega (55) is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications, as well as in trade politics, policy and regulation in the U.S. and Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C. He holds an accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen (59) , is our Vice President of Operations and IT. He is responsible for Technology Planning, Engineering, Network Operations, Customer Service, as well as the Systems development and Operations of the Company. Also, as a part of his responsibilities, he manages the leadership of the innovation program of Alestra. Alejandro has 35 years of experience with the Alfa Group companies. Alejandro was elected in 1994 to join the team of executives from Alfa and AT&T who developed the original project of what is now Alestra. Since the establishment of Alestra in January 1996 to date he has been part of the top management team and has been in charge of several functions of the company. Alejandro has a bachelor degree in Engineering and Business Administration from the Universidad Autónoma de Nuevo Leon, has a master’s degree in Science from the University of Utah and extended the program AD2 Top Management in Administration by the IPADE.

Ricardo Hinojosa (45) CMO & Convergence Services Director. Mr. Hinojosa has been with us since 1997 and has held several executive positions, including MNC’s & Corporate Sales Director and Business & Product Development Director. He has over 21 years of experience with Alfa, where he has held several strategic positions in Planning and human resources. Mr. Hinojosa has a Bachelor’s Degree from the ITESM in Computer Science and a M.B.A. from the John E. Anderson School of Business from the University of California in Los Angeles.

Biographies of Directors

Armando Garza Sada (54) is the Chairman of the Board of Directors of Alestra and is the Chairman of the Board of Directors of Alfa. Prior to taking his current position, Mr. Garza was Corporate Development President for Alfa. He was President of Sigma from 1993-1999 and before Sigma, he held other executive positions at Alfa. Mr. Garza is a member of the Board of Femsa, Lamosa, Liverpool and ITESM. He is also a member of the Stanford Business School Alumni Association and the Dean’s Advisory Council of MIT’s Sloan School of Management. Mr. Garza has a B.S. in Management from the Massachusetts Institute of Technology and a M.B.A. from the Stanford Graduate School of Business. Mr. Garza, who is a nominee of Alfa, has been a director of Alestra since October 2001.

Alvaro Fernandez Garza (43) is the President of Alfa. Prior to taking his current position, Mr. Fernandez was the President of Sigma and has held other executive positions at Alfa. He has a Bachelor’s Degree in economics from Notre Dame University, as well as a Master’s Degree in business administration from the ITESM and a M.B.A. from Georgetown University. Mr. Fernandez, who is a nominee of Alfa and has been a director of Alestra since June 2010.

Alejandro Elizondo Barragán (59) is the Corporate Development President for Alfa. Prior to taking his current position, Mr. Elizondo was the President of Alpek (Alfa’s Petrochemical Division) and previously Chief Financial and Planning Officer for Alfa. He has over 30 years of experience in Alfa, where he has held various executive positions. Mr. Elizondo was the Chief Executive Officer of Hylsamex and is a member of the Board of Directors of Arca and Banregio. He has a Bachelor’s Degree in Mechanical Engineering from the ITESM and a M.B.A. from Harvard University. Mr. Elizondo, who is a nominee of Alfa, has been a director of Alestra since March 2006.

Ramon Alberto Leal Chapa (42) is the Chief Financial Officer of Alfa. Prior to taking his present position he was the Treasurer of Alfa. He previously held various positions related to finance and planning at Vitro. He has a Bachelor’s Degree in accounting from UDEM, a Master’s Degrees in business administration from ITESM and an M.B.A. from Harvard University. Mr. Leal, who is a nominee of Alfa, has been a director of Alestra since June 2010.

Carlos Jimenez Barrera (56) is the Secretary of the Board of Directors and General Counsel of Alfa. He has been with Alfa since 1976. He holds a law degree from the Universidad de Monterrey and a Master’s Degree in Comparative Jurisprudence from New York University School of Law. Mr. Jimenez, who is a nominee of Alfa, has been a director of Alestra since September 2006.

Rolando Zubirán Shetler (59) is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us on January 1, 1999. He has served as President and General Manager of Compania Ericsson S.A.C.I. in Argentina, as Managing Director of Ericsson Telecom, S.A. de C.V. in Mexico, as Managing Director of Ericsson Telecomunicações S.A. in Brazil and various other positions in business planning. Mr. Zubirán holds a Bachelor’s of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México, a Master’s of Science Degree in Operations Research from the University of Southern California and a Ph.D. in Management from the Universidad Autónoma de Nuevo León.

Paulino J. Rodríguez Mendivil (60) is the Senior Vice President of Human Capital of Alfa. He joined this organization in 2004. Prior to his current position he served in various positions at Sigma Alimentos, including Vice President of Human Resources, Vice President of Key Sales Accounts and Vice President of Institutional Sales. He was President of Spirax Sarco and Prosider companies. Additionally, he is a board member of the Blanqueo Museum, of the Industrial Engineering College and of IRPAC-CAINTRA (Nuevo Leon State Manufacturing

Industry Chamber). He studied Industrial and Systems Engineering and obtained a Masters in Energy Technology from the University of the Basque Country, Spain. He also graduated from the School of Naval Academy officers in Spain and attended several graduate courses from the University of California at Berkeley, IPADE and Tecnológico de Monterrey.

B. Compensation

For the year ended December 31, 2011, we paid aggregate annual compensation of approximately Ps. 45.9 million to our executive officers as a group for their services in all capacities. As of December 31, 2011, we have accrued pension benefits and similar liabilities of Ps. 111.1 million.

During 2007, we created a new defined contribution retirement plan for employees. We make monthly contributions to the plan on behalf of each participating employee. The contribution expense related to the plan equaled Ps. 34.3 million in 2011 and Ps. 33.3 million in 2010.

We pay a performance bonus annually of up to four month’s salary to our officers and managing directors and up to two month’s salary to our managers. The amount is determined by our results and by individual performance, which is determined by our Board of Directors. Individual objectives are established at the beginning of the year and are evaluated in January of the following year.

C. Board Practices

Pursuant to our bylaws, the number of directors on our board of directors is fixed at seven. Unless otherwise provided in our by-laws, any vote by the board of directors requires a majority for approval. For our directors and senior management, there is no expiration date for their term of office, such directors shall continue until a new director is appointed. In addition, we have no service contracts that provide for benefits upon termination of employment. The period during which each director has served on our board is set forth at Item 6, “Directors, Senior Management and Employees — A. Directors and Senior Management — Biographies of Directors”. Pursuant to our bylaws, Alfa has the right to name and remove any board member at any time.

We currently do not have a separate audit committee. We are not required under the Sarbanes-Oxley Act of 2002 to have a separate audit committee, as we delisted from the New York Stock Exchange.

D. Employees

As of December 31, 2011, we employed 1,669 people through our sole subsidiary, Servicios Alestra. The chart below shows the distribution of our employees for the years 2009, 2010 and 2011:

	Number of Employees as of December 31,
Direction	2009	2010	2011
Officers and Staff	9	9	9
Enterprise Convergence Services	196	98	105
Administration	204	195	197
Human Resources	38	40	41
Engineering and Operations	509	665	693
Enterprise Business Unit	249	239	239
Small Businesses and Consumer Services Unit	348	307	230
Systems	107	110	122
Strategic Planning	10	10	9
Legal and Government Relations	29	23	24

Total	1,699	1,696	1669

In addition, Servicios Alestra has also contracted with third-party agencies for the services of less than 40 additional temporary employees. Only one labor union, Sindicato Nacional de Trabajadores del Transporte Público y Comunicaciones (the “National Union of Workers of Public Transportation and Communications”), which operates as an autonomous workers union, represents our employees. It represents 43 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages, and we believe that our relationship with our employees and the union is good.

E. Share Ownership

Not applicable.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

We are owned 100% by Alfa and Alfa Subsidiaria. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.” Alfa is one of Mexico’s largest conglomerates, comprised of four groups that participate in key industries around the world, including petrochemicals, aluminum and auto components, processed food and telecommunications. As of December 31, 2011, Alfa’s total assets amounted to Ps. 138.6 billion, with revenues and operating income for 2011 of Ps. 182.7 billion and Ps. 14.8 billion, respectively.

On November 14, 2000, we restructured our capital without changing our existing ownership proportions prior to the AT&T Transactions as follows: 35% of our capital is represented by Series A shares and Series B shares, and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Mexico held 49% of the N stock and Alfa held the other 51%. Alfa continues to hold 100% of the Series A shares and AT&T Mexico held 100% of the B shares prior to the AT&T Transactions. Upon the consummation of the AT&T Transactions, Alfa owns 100% of our equity interests. See Item 4, “Information on the Company—A. History and Development of the Company—Recent Developments.”

Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49.0% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals. Alfa and Alfa Subsidiaria, both Mexican nationals, hold 100% of our voting equity. We had previously entered into an Amended and Restated Joint Venture Agreement with our equity holders, and adopted certain bylaws which govern the relationship between the equity holders and us.

On November 17, 2003 our equity holders resolved to increase the variable portion of our capital stock by $100 million (Ps. 1,181.0 million), which was subscribed and paid for by each equity holder in proportion to its share of our capital, i.e., 51% by Alfa and 49% by AT&T. In order to reconcile our capital with Mexican FRS, reflect inflationary gain, and absorb accumulated losses, on December 1, 2003 our equity holders resolved to (i) reclassify the balance as of December 31, 2002 of our restatement of capital stock account into the variable portion of our capital stock in the amount of Ps. 5,230.3 million, and (ii) reduce the variable portion of the capital stock for Ps. 9,565.9 million and Ps. 1,394.62 million by reclassifying these amounts from our accumulated deficit account and our accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders, 51% on Alfa and 49% on AT&T. These transactions did not represent a contribution or payment to the equity holders. Upon the consummation of the AT&T Transactions, Alfa and AT&T Mexico terminated the Amended and Restated Joint Venture Agreement. See “Item 4—Information on the Company—A. History and Development of the Company—Recent Developments.”

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

Policy on Dividend Distribution

Our dividend distribution policy, subject to the vote of our shareholders and to applicable provisions of our 11.750% senior notes due 2014 (or any of our other indebtedness restricting our ability to pay dividends),provides that our shareholders may agree to declare distributions as long as the aggregate amount of the proposed payment and all other dividend payments made subsequently to the senior notes due 2014 issue date does not exceed fifty percent of our cumulative after tax net income, determined in accordance with Mexican FRS, and all requirements of Mexican law for the declaration and payment thereof have been satisfied.

On July 8, 2011 we paid a U.S.$10 million dividend, the pending installment of a U.S.$12 million dividend declared in a shareholder meeting held on December 21, 2009. In addition, in a general ordinary meeting held on July 19, 2011, the shareholders declared and we paid a dividend of U.S.$9 million.

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

B. Memorandum and articles of association

Our deed of incorporation and bylaws were previously filed as Exhibit 3.1 to Form F-4, Registration No.333-11084 filed with the SEC on November 9, 1999. Our bylaws were amended by the minutes to the General Partners’ Meeting on November 14, 2000, which were filed as Exhibit 3.2 to Form F-4, Registration No.333-100075 filed with the SEC on February 12, 2003. Our bylaws were further amended by the minutes to the general partners’ meeting on November 4, 2005, which were filed as Exhibit 1.3 to Form 20-F, filed with SEC on April 3, 2006. The joint venture agreement that was in effect prior to the consummation of the AT&T Transactions was filed as Exhibit 10.1 to Form F-4, Registration No.333-11084 filed with the SEC on November 9, 1999. Such joint venture agreement was further amended on November 30, 2005, which amendment was filed as Exhibit 4.1 to Form 20-F, filed with SEC on April 3, 2006. Our bylaws were further amended in a general partners meeting on August 23, 2011; a copy of such amended bylaws is filed as Exhibit 1.4 to this annual report. Our deed of incorporation includes the following as the purposes of our company:

•	To install, operate and/or exploit a public telecommunications network under a concession from the SCT.

•

The provision of any service associated with information technology, communication, telecommunication and information, including data transmission, internet access, restricted or cable TV, value added services, interconnection services, applications and software, ecommerce, cloud computing data center services and otherwise, as permitted in the relevant jurisdiction.

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

Director controls. Members of our board of directors (“Board of Directors”) may or may not be our partners or our employees.

Stock rights. Our capital is represented by the following classes:

(a)	Common. This stock has full voting and economic rights at all shareholders’ meetings. Its holders have one vote for each Ps. 1 of capital contribution to our capital classified as common; and

(b)	Limited voting rights. This stock has full economic rights but limited voting rights. Its holders have one vote on certain company actions for each Ps. 1 of capital contribution. This class of stock is not included in the determination of the percentage of foreign investment in the capital of our company.

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

Our fixed capital, which is not subject to withdrawal rights, is constituted as follows:

•	Class A – Ps. 53,550

•	Class B – Ps. 51,450

•	Class N – Ps. 195,000

Our organizational documents do not set forth any special dividend or liquidation rights.

Social parts may only be transferred with the consent of the partners who represent the majority of our capital stock.

Shareholder meetings. Shareholder meetings can be called by:

•	the Board of Directors, in which case the signature of the Secretary of the Board is required;

•	any of the members of the Board of Directors;

•	the examiner; or

•	shareholders representing at least 25% of the Class A or Class B stock.

•	examine our annual report, and determine the direction we will take the following year;

•	decide upon the application of the results of operation;

•	elect or remove any member of the Board of Directors;

•	resolve to redeem stock with income that, according to law, may be used to pay dividends;

•	decide to increase or reduce our fixed or variable capital;

•	pay dividends, if any;

•	approve changes to our bylaws;

•	determine our dissolution, if applicable;

•	and any other right or obligation pursuant to applicable law.

C. Material contracts

AGN Agreement

Upon the consummation of the AT&T Transactions, and following the termination of the Equipment Lease Agreement, we and AT&T terminated the AGN Agreement on October 1, 2011. Upon the termination of the AGN Agreement, we ceased offering AT&T Global Services in Mexico and using any of AT&T’s intellectual property. See Item 4, “Information on the Company—A. History and Development of the Company—Recent Developments.”

Equity Purchase Agreement and Nodes Purchase Agreement

On April 14, 2011, we entered into the Equity Purchase Agreement with AT&T, AT&T Mexico and Alfa, pursuant to which Alfa agreed to acquire AT&T Mexico’s 49% equity interest in our company. On April 14, 2011, we also entered into the Nodes Purchase Agreement with AT&T, AT&T Mexico and Alfa, pursuant to which AT&T Mexico agreed to purchase from us the Nodes required for the provision of AT&T Global Services in Mexico.

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

Notwithstanding the foregoing, under Rule I.3.17.11. published in the Diario Oficial de la Federación (the Official Register of the Federation) on July 1, 2011, which is subject to amendment or repeal but is expected to remain in effect until December 31, 2012 (the “Reduced Rate Rule”), payments of interest made where:

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

Most of our indebtedness bears fixed rates of interest, including our 11.750% senior notes due 2014 and our vendor financing. However, our bank facility interest payments are based on the floating three-month London Interbank Offered Rate (“LIBOR”). As of December 31, 2011, principal amount outstanding under this facility was U.S. $10.0 million.

The potential loss from a hypothetical, instantaneous and unfavorable increase of 500 basis points in the three-month LIBOR would have resulted in additional interest expense of approximately Ps. 6.5 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness.

Foreign Exchange Risk

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. Although U.S. dollar-denominated revenues and expenses are exposed to foreign currency fluctuations, our financial instruments are more highly impacted. As of December 31, 2011, the amount of senior notes and notes payable denominated in U.S. dollars was Ps. 3,019.4million.

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

The hypothetical, potential loss in value of financial instruments held at December 31, 2011, the value of which totaled Ps. 3,019.4million that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in the Mexican Peso-U.S. dollar exchange rate would have been approximately Ps. 301.9 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps. 35.3 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in Pesos of servicing U.S. dollar-denominated indebtedness.

Periodically, we assess our exposure and consider opportunities to manage this risk, including through the use of hedging instruments. In October 2010, we entered into a currency hedge to minimize the effect of fluctuations in the Mexican Peso—U.S. dollar exchange. We sought to hedge the interest payment of our senior notes due 2014 through two foreign exchange forward contracts. These purchase contract agreements were both in an amount of U.S.$11.75 million in February 2011 and August 2011 at an exchange rate of Ps. 12.463 per U.S.$1.00 and Ps. 12.611 per U.S.$1.00, respectively. The foreign exchange forward contracts, which matured on February 2011 and August 2011 had a negative effect and resulted in a loss of Ps. 7.8 million. In addition, we had a U.S. dollar-denominated lease contract which for accounting purposes the dollar currency embedded in the host lease contract is considered as embedded derivative. The effect of this embedded derivate was a profit of Ps. 0.9 million in 2011 and a loss profit of Ps. 1.2 million in 2010.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2011.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

Item 16.C. Principal Accountant Fees and Services

The aggregate fees billed by PricewaterhouseCoopers, S.C. (“PwC”), our independent auditor, for professional services in 2010 and 2011 were as follows:

	2010	2011
Audit Fees (1)	Ps. 5.7	Ps. 6.2
Audit Related Fees (2)	0.6	0.4

Total	Ps. 6.3	Ps. 6.6

(1)	Audit fees include fees associated with the annual audit of our consolidated financial statements and reviews of our quarterly reports for statutory purposes. Audit fees also include fees associated with various audit requirements of us and for reviews of registration statements.
(2)	Audit-related fees include amounts paid to PwC for the audit of statutory social security and housing report, transfer pricing, other statutory reports and the offering memorandum and SEC Form F-4 in connection with our 11.750% senior notes due 2014.

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

1.4 Amendment to the By-Laws dated August 23, 2011.*

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

4.17. Equity Purchase Agreement dated as of April 14, 2011 by and among Alfa, S.A.B. de C.V., AT&T Corp., AT&T Telecom Mexico Inc. and Alestra, S. de R.L. de C.V. (pursuant to a request for confidential treatment filed with the Commission by Alestra, S. de R.L. de C.V., confidential portions of this exhibit have been omitted and filed separately with the Commission)(previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 001-31894 on May 12, 2011).

4.18. Nodes Purchase Agreement dated as of April 14, 2011 by and among Alfa, S.A.B. de C.V., AT&T Corp., AT&T Global Network Services Mexico, S. de R.L. de C.V. and Alestra, S. de R.L. de C.V. (pursuant to a request for confidential treatment filed with the Commission by Alestra, S. de R.L. de C.V., confidential portions of this exhibit have been omitted and filed separately with the Commission)(previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 001-31894 on May 12, 2011).

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

*Filed herewith

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of

Alestra, S. de R. L. de C. V.:

We have audited the accompanying consolidated balance sheets of Alestra, S. de R. L. de C. V. and subsidiaries (the “Company”), as of December 31, 2010 and 2011, and the consolidated statements of operations, changes in stockholders’ equity and cash flows for the three years ended December 31, 2011. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As described in Note 3, in order to comply with the new requirements of the Mexican Stock Exchange, to which the Company’s primary shareholder is subject, the Company has adopted International Financial Reporting Standards (IFRS) as of January 1, 2012.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alestra, S. de R. L. de C.V. and its subsidiaries, as of December 31, 2010 and 2011 and its consolidated results of operations, changes in stockholders’ equity, and cash flows for the three years ended December 31, 2011 in conformity with Mexican FRS.

Mexican FRS vary in certain significant respects from the accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such difference is presented in Note 21 to the consolidated financial statements.

/s/PricewaterhouseCoopers S.C.

Oscar Ignacio Badillo Guerrero

Monterrey, Nuevo Leon, Mexico.

April 20, 2012.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2011

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	December 31, 2010	December 31, 2011
Assets
CURRENT ASSETS:
Cash and cash equivalents(Note 14)	Ps. 864,431	Ps. 896,789
Trade receivables, net (Note 4)	493,030	513,219
Due from affiliates and other related parties (Note 5)	7,974	8,225
Other receivables	104,924	110,059
Prepaid expenses (Note 6)	41,213	91,876
Other current assets	28,397	40,165

Total current assets	1,539,969	1,660,333
NON CURRENT ASSETS:
Property and equipment, net (Note 7)	5,077,968	4,650,316
Prepaid expenses		58,934
Deferred charges and other assets, net (Note 8)	325,399	341,666
Deferred income tax (Note 16)	198,853	450,164

Total non current assets	5,602,220	5,501,080

Total assets	Ps. 7,142,189	Ps. 7,161,413

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B de C.V. and other carriers (Note 14)	Ps. 496,646	Ps. 607,444
Other suppliers	265,816	188,085
Bank loans, notes payable and capital leases (Note 9)	216,957	54,064
Due to affiliates and other related parties (Note 5)	9,790	1,352
Dividends payable (Note 12)	123,571	—
Interest payable	118,842	133,473
Other accounts payable and accrued expenses	354,670	623,239

Total current liabilities	1,586,292	1,607,657
LONG-TERM LIABILITIES:
11.750% Senior notes due 2014 (Note 10)	2,471,420	2,795,740
Bank loans, notes payable and capital leases (Note 9)	309,937	169,592
Employee’s benefits (Note 11)	106,746	111,070

Total liabilities	4,474,395	4,684,059

STOCKHOLDERS’ EQUITY (Note 12):
Contributed stock	1,394,971	1,394,971
Retained earnings	1,272,865	1,082,392

Total stockholders’ equity of Alestra	2,667,836	2,477,363
Non controlling interest	(42)	(9)

Total stockholders’ equity	2,667,794	2,477,354

CONTINGENCIES AND COMMITMENTS (Note 13)

Total liabilities and stockholders’ equity	Ps. 7,142,189	Ps. 7,161,413

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on April 20, 2012, by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	2009	2010	2011
REVENUES (Note 15)
Long distance services	Ps. 1,420,624	Ps. 1,114,294	Ps. 953,140
Data, internet and local services	3,263,013	3,455,988	3,744,186

	4,683,637	4,570,282	4,697,326
OPERATING EXPENSES:
Cost of services (excluding depreciation and amortization—Note 15)
Long distance services	(955,631)	(679,092)	(540,815)
Data, internet and local services	(781,075)	(836,359)	(951,881)

	(1,736,706)	(1,515,451)	(1,492,696)

Gross profit	2,946,931	3,054,831	3,204,630
Administration, selling and other operating expenses	(1,529,384)	(1,577,645)	(1,625,845)
Depreciation and amortization	(853,510)	(866,661)	(1,009,188)

Operating income	564,037	610,525	569,597

OTHER EXPENSES, NET	(73,229)	(26,452)	(54,626)

COMPREHENSIVE FINANCING RESULT:
Interest expense	(333,336)	(375,913)	(352,834)
Interest income	17,591	10,901	9,007
Exchange gain(loss)	99,092	171,006	(328,775)
(Loss) gain on derivative financial instruments	(4,789)	1,164	(6,958)

	(221,442)	(192,842)	(679,560)

Gain (loss) before the following provisions for income tax	269,366	391,231	(164,589)
Income tax (Note 16)	22,099	(33,732)	78,996

Net income (loss) attributable to controlling interest	291,465	357,499	(85,593)
Net loss (income) attributable to non controlling interest	—	(2)	33

Consolidated net income (loss) of the period	Ps. 291,465	Ps. 357,497	Ps. (85,560)

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on April 20, 2012, by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

for the Years Ended December 31, 2009, 2010 and 2011

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

				Effects of derivative financial instruments	Retained earnings
	Capital stock
	Fixed	Variable	Restatement of Capital Stock			Stockholder equity of Alestra	Non controlling interest		Total Stockholders’ Equity
Balance at December 31, 2008	Ps. 300	Ps. 1,181,046	Ps. 213,625	Ps. (489)	Ps. 822,362	Ps. 2,216,844	Ps.	1	Ps. 2,216,845
Changes in 2009:
Net income					291,465	291,465		—	291,465

Effect of derivative financial instruments				489		489			489

Comprehensive income				489	291,465	291,954		—	291,954

Dividends declared					(195,078)	(195,078)			(195,078)

Balance at December 31, 2009	300	1,181,046	213,625	—	918,749	2,313,720		1	2,313,721
Changes in 2010:
Net income					357,499	357,499		(2)	357,497
Other					7,264	7,264		(41)	7,223
Effect of derivative financial instruments				(829)		(829)			(829)
Comprehensive income	—	—	—	(829)	364,763	363,934		(43)	363,891

Other adjustments					(9,818)	(9,818)			(9,818)

Balance at December 31, 2010	Ps. 300	Ps. 1,181,046	Ps. 213,625	Ps. (829)	Ps. 1,273,694	Ps. 2,667,836	Ps.	(42)	Ps. 2,667,794

Changes in 2011:
Net loss					(85,593)	(85,593)		33	(85,560)
Other				829	(249)	580			580

Comprehensive loss	—	—	—	829	(85,842)	(85,013)		33	(84,980)

Dividends declared					(105,460)	(105,460)			(105,460)

Balance at December 31, 2011	Ps. 300	Ps. 1,181,046	Ps. 213,625	Ps. —	Ps. 1,082,392	Ps. 2,477,363	Ps.	(9)	Ps. 2,477,354

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on April 20, 2012, by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

	2009	2010	2011
Operation activities:
Income (loss) before income tax	Ps. 269,366	Ps. 391,231	Ps. (164,589)
Items relating to investing activities:
Depreciation and amortization	853,510	866,662	1,009,188
Cost related to seniority premiums and pension plans	20,257	20,161	22,121
Interest income	(17,591)	(10,901)	(9,007)
Loss (profit) on derivative financial instruments	4,789	(1,164)	6,958
Gain on sale of equipment	20,134	7,733	32,917
Items relating to financing activities:
Interest expense	333,336	375,913	352,834
Exchange (gain) loss	(99,092)	(171,006)	328,775
Accelerated amortization of issuance costs of 8% senior notes	19,229	—	—
Other, net	1,723	(84)	215

Subtotal	1,405,661	1,478,545	1,579,412
Increase (decrease) in accounts receivable and other current assets	27,452	20,253	(95,456)
Increase in suppliers, accounts payable and other current liabilities	413,014	129,500	233,902
Payments relating to settlement of derivative financial instruments	(2,241)	—	(7,799)
Income tax paid	(75,404)	(194,340)	(209,074)

Operating activities net cash flows	1,768,482	1,433,958	1,500,985

Investing activities:
Interest received	17,063	10,235	9,351
Acquisition of property and equipment	(808,373)	(656,937)	(510,945)
Acquisition of deferred charges and other assets	(107,275)	(93,224)	(129,968)

Investing activities net cash flows	(898,585)	(739,926)	(631,562)

Exceeding cash to apply in financing activities	869,897	694,032	869,423

Financing activities:
Proceeds from bank loans, notes payable and capital leases	349,788	263,384	—
Payment of debt and bank loans	(424,949)	(344,456)	(317,990)
Issuance of 11.750% Senior Notes due 2014	2,586,980	—	—
Fees and expenses incurred for the issuance of the 11.750% Senior Notes due 2014	(65,522)	—	—
Payment of 8% Senior Notes due 2010	(2,640,321)	—	—
Interest paid	(224,676)	(384,459)	(305,451)
Dividends paid	(64,490)	—	(221,517)

Financing activities net cash flows	(483,190)	(465,531)	(844,958)

Net increasing in the cash and cash equivalents	386,707	228,501	24,465
Effects by changes in the cash and cash equivalents value:
Adjustment to cash flow as a result of changes in exchange rates	46,119	299	7,893
Cash and cash equivalents at beginning of year	202,805	635,631	864,431

Cash and cash equivalents at year end	Ps. 635,631	Ps. 864,431	Ps. 896,789

The accompanying notes are an integral part of these consolidated financial statements, which were authorized for their issuance on April 20, 2012, by the officers that sign these financial statements and related notes.

ALESTRA, S. DE R.L. DE C.V. AND SUBSIDIARIES

Subsidiaries of Alfa, S.A.B. de C.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2009, 2010 AND 2011

(Amounts expressed in thousands of Mexican pesos, as explained in Note 2)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Alfa, S. A. B. (“Alfa”) (51%) and AT&T Telecom México, Inc. (“AT&T”) (49%).

On July 12, 2011, Alfa terminated the Equity Purchase Agreement entered into by and between AT&T, AT&T Telecom Mexico Inc. (“AT&T México”), Alfa, S.A.B. de C.V. (“Alfa”) and the Company dated April 14, 2011 and completed the acquisition of AT&T México’s 49% equity interest in the Company after receiving approval from regulatory authorities in Mexico. The Equity Purchase Agreement did not impact the Company’s financial statements given that the 49% equity interest in the Company was acquired directly by Alfa.

Alestra and its subsidiaries Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) and Alestra Telecomunicaciones Inalámbricas, S. de R. L. de C. V. (“ATI”) are collectively referred to as the “Company.”

The Company does not have any direct employees and all services required are provided by Servicios Alestra.

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering mainly internet, data, TI, and local and long distance telephone services.

The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted the Company a renewable thirty-year concession to operate its business. The Company did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In addition, Alestra has the freedom to define to whom it will provide voice and data services, and to fix prices which do not depend on any tariff imposed by the Government, and which is the reason the Company applies the accounting policies described in Note 2. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, on January 1, 1997, the Company began the gradual rollout and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 199 cities as of December 31, 2011.

The Ministry of Communications has made various amendments to Company’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users throughout Mexico, as well as data transfer services and other value added services.

As of October 1, 2011, AT&T and the Company terminated the AGN Agreement which granted the Company the rights to use the “AT&T Global Services” brand name and to provide AT& T Global Services in Mexico and the Equipment Lease Agreement explained in the paragraph above, and executed commercial agreements with AGNS México pursuant to which the company is providing AGNS México certain telecommunication services in order to allow AGNS México to provide AT&T Global Services directly to their customers in Mexico.

The Company estimates that the impact of the termination of the AGN Agreement for the year ended December 31, 2011, will be Ps. 63.0 million in revenues and Ps. 44.5 million in gross profit. This represents the estimated revenues and gross profit the Company will not recognize from October 1, 2011 to December 31, 2011 in connection with the termination of the AGN Agreement, partially offset by the estimated revenues and gross profit for the telecommunication services that the Company started providing to AGNS México in October 1, 2011, as part of the AT&T Transactions. Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization).

2. BASIS FOR PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis for preparation:

The accompanying consolidated financial statements were authorized for issuance on April 20, 2012, by the officers that sign these financial statements and related notes.

The accompanying consolidated financial statements at December 31, 2010 and 2011 fully meet with the provisions of the Mexican Financial Reporting Standards (“Mexican FRS”), to show a fair presentation of the Company’s financial position.

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

According with the provisions in the Mexican FRS “Inflation Effects” (Mexican FRS B-10), the Mexican economy is currently in a non-inflationary environment, since the accumulated inflation for the past three years does not exceed 26% (maximum limit to define that an economy shall be considered as non-inflationary). Therefore, from January 1st, 2008 onwards, it is required to suspend the recognition of the effects of inflation on the financial information (discontinuation of the inflationary accounting). Consequently, the figures contained in the financial statements at December 31, 2009, 2010 and 2011 are expressed in thousands of historical Mexican pesos modified by the effects of inflation on the financial information recognized until December 31, 2007.

Inflation percentages, that have been considered to conclude on the environment wherein the economic activity in Mexico has been operating, were determined based on factors derived from the National Consumer Price Index (NCPI) published by the Banco de México, as shown below:

	For the year ended December 31,
	2009	2010	2011
Year inflation	3.57%	4.40%	3.82%
Cumulative inflation in the last three years	14.48%	15.19%	12.26%

According to the provisions of Mexican FRS B-15 “Translation of foreign currencies”, the Company has identified the Mexican peso as the recording, functional and reporting currency. Therefore, it was not necessary to perform any conversion or translation process.

New adopted standards:

As of January 1, 2011, new Mexican FRS and their interpretations issued by the Mexican Financial Reporting Standards Board (CINIF by its Spanish acronym) became effective. The standards that are applicable to the Company and have been retrospectively adopted are the following:

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

Mexican FRS C-5 “Advanced payments”. Establishes, among other things, the particular standards of valuation, presentation and disclosure related to advanced payments line item. Additionally it establishes that advanced payments related to the acquisition of goods should be presented in the balance sheet in attention to the intended item classification, either in current or non-current assets.

Mexican FRS C-6 “Property, plant and equipment”. Establishes, among other things, the particular standards of valuation, presentation and disclosure related to property, plant and equipment. It also establishes: a) that property, plant and equipment used to develop or maintain biological and extractive industries assets be under its scope, and b) the mandatory depreciation of representative components of property, plant and equipment, as opposed to depreciating the remaining asset as a single component. This Mexican FRS became effective as of January 1, 2011, with exception of the changes arising from the segregation of its components and which have a useful life clearly different to the main asset. In this case, and for entities which have not performed such segregation, the applicable disposition will become effective for periods beginning January 1, 2012. With this standard, Bulletin C-6 “Property, plant and equipment” remained effective up to December 31, 2010.

Interpretation to Mexican FRS 19 “Change arising from the adoption of International Financial Reporting Standards (IFRS)”. It requires the disclosure of the Company’s reasons to adopt such IFRS, the estimated date and estimated amount of any significant effect this adoption would have on the Company’s financial statements. (see Note 3).

In addition, the Company applied the improvements to Mexican FRS done in 2011 to the following:

Mexican FRS C-13 “Related parties”. Extends the definition of close relative as a Company’s related party.

Bulletin D-5 “Leasing”. It establishes, among other aspects: a) an implication and clarification of certain concepts to consider in the determination of the discount rate to be used by the lessor and lessee in the finance leasing; b) additional disclosures in finance leasing for lessor and lessee, and c) criteria for the determination of the gain or loss by sale and lease back.

Summary of significant accounting polices:

Following is a summary of the most significant accounting policies followed by the Company, which have been applied on a consistent basis in the preparation of its consolidated financial information for the years presented, unless otherwise indicated:

a. Basis for presentation and disclosure

The consolidated financial statements are expressed in Mexican Pesos, (functional and reporting currency) denoted by the symbol “Ps.”.

The consolidated financial statements include those of Alestra and its subsidiaries, Servicios Alestra and ATI, of which Alestra holds 99.00% and 91.00% of its capital stock, respectively. All significant balances and transactions among consolidating companies have been eliminated.

The Mexican FRS require the use of some accounting estimates in the preparation of the financial statements. Also, Management judgment is required in the process of defining the Company´s accounting policies.

Significant estimates and assumptions include certain international long distance services revenues and expenses, allowance for doubtful accounts (see Note 4), deferred income tax provision (see Note 16) and employee benefits (see Note 11).

b. Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with original maturities of three months or less and with minor risks for changes in value, as cash equivalents. This primarily includes short-term deposits and money market accounts. In addition, as described in Note 14, the Company held restricted cash derived from a dispute in the resale of the interconnection tariffs.

According with the provision of the Mexican FRS C-1, the restricted cash balance is now required to be included as part of the cash and cash equivalents caption.

c. Property and equipment, net (Note 7)

Property and equipment, including those acquired under capital leases, are stated as follows: i) acquisition subsequent to January 1st, 2008 at their historical cost and ii) acquisitions made until December 31, 2007 at their restated value determined by applying to their acquisition cost factors derived from the NCPI up to December 31, 2007, except for equipment of foreign origin, for which value was restated by applying factors that reflect the inflation of the country of origin at the date of valuation and translating those amounts to Mexican pesos at the exchange rate prevailing at the end of 2007. Consequently property and equipment are stated at their modified historical cost.

Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. Installation cost is capitalized and amortized during the estimated useful life of the line contracted by the client which is estimated to be three years.

The Company leases telecommunications equipment with certain characteristics, for which the Company substantially assumes all the inherent benefits and risks of the ownership. Consequently, these are classified as capital leases; which are capitalized at the beginning of the leasing contract at the lower of the value of the leased property or the present value of the minimal payments. The financial costs derived from the financing granted by the lessor for the acquisition of such assets is recognized in the statement of operations as accrued. Starting on 2011, for new capital lease agreements, the interest rate for calculating the present value of the minimal payments should be the embedded rate, if it is not possible to obtain such rate, the incremental interest rate under the provisions of Bulletin D-5 should be used. (see Note 9).

Since Mexican FRS C-6 became effective in 2011, the Company has reviewed the residual value and useful lives of its property and equipment, based on this analysis, the useful lives of the buildings and telephone network were modified. These changes were recorded prospective as required by MFRS B-1. As a result of this change the Company recorded a depreciation expense of Ps. 173.2 million.

Acquisition cost less residual value is depreciated using the straight-line method over the useful lives of the assets estimated by the Company, including those acquired under capital leases. These useful lives are consistent with the guidelines established by the Federal Telecommunications Commission (“Cofetel”), and are as follows:

	2010	2011
Buildings	25	40 to 65
Telephone network	3 to 28	3 to 30
Billing and customer care software	7	7
Equipment:
Office	10	10
Computer	3	3
Transportation	4	4

Leasehold improvements are amortized over the estimated useful lives of the improvements or the termination of the lease contract, whichever is shorter.

d. Deferred charges and other assets, net (Note 8)

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

At December 31, 2010 and 2011, the Company only has definite life intangible assets.

e. Transactions in foreign currency and exchange differences

Transactions in foreign currencies are initially recorded at the recording currency by applying the exchange rates prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are translated at the exchange rate prevailing on the balance sheet date. Exchange gain or loss arising from fluctuations in the exchange rates between the transaction and settlement dates, or valuation at the period closing are recognized in the income as a component of the comprehensive financing result.

f. Provisions

The liabilities’ provisions represent present obligations for past events where the outflow of economic resources is possible. These provisions have been recorded based on management’s best estimation. (see Note 14).

g. Comprehensive financing result

The comprehensive financing result FR is determined by grouping the following in the statement of operations: the financial income and expense, exchange differences and the effect of derivative financial instruments.

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

j. Income tax and flat tax(Note 16)

The income tax included in the consolidated statement of operations represents the current and deferred tax for the year. The deferred income tax is recorded under the comprehensive asset – liability method requiring recognition of deferred tax assets and liabilities for all temporary differences between the book and tax value of assets and liabilities and considering the tax rates that will be effective at the date theses differences will be materialized in the future.

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

k. Capital Stock (Note 12)

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

l. Risk concentrations

Financial instruments (see Note 18) which potentially expose the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and receivables and payables to domestic operators.

Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers throughout Mexico. The Company maintains allowances for doubtful accounts based on the expected recovery of all receivables determined by using the spin down method (see Note 4).

Approximately, 33.8%, 28.00%, and 20.00% of the Company’s revenues related to international long distance services for the years ended December 31, 2009, 2010 and 2011, respectively, were generated from telephone traffic exchanged between AT&T (related party until July 12, 2011) and the Company (see Note 5).

In order provide to service to its customers, the Company must interconnect with and use the telephone network of Teléfonos de México, S. A. B. de C. V. (“Telmex”), the major provider of local telephone services covering all of Mexico. The interconnection and other surcharge rates that the Company must pay Telmex are filed with Cofetel (see Note 14). For the years ended December 31, 2009, 2010 and 2011, interconnection costs amounted to Ps. 802,964, Ps. 568,185, and Ps. 540,815 respectively.

m. Employees’ benefits

The employees’ benefits granted by the Company to its employees are described as follows:

The direct benefits at short term (salary, overtime, vacation, holidays, and compensated absences payments, among others) are recognized in income as accrued and the corresponding liabilities are expressed at nominal value being of short term. Compensated absences payments are based on the legal or contractual provisions, are non cumulative.

The termination benefits due to reasons other than the restructuring, as well as the retirement benefits (pensions, health-care expenses and seniority premiums), are recognized based on actuarial studies carried out by independent actuaries through the projected unitary credit method. (see Note 11).

The net cost of the period of each employee benefit plan is recognized as an operating expense in the year it is accrued, which includes, among others, the amortization of the labor cost of the past services and the actuarial gains (losses) of the previous years.

The transition liability is amortized over the lesser of the period pending to be amortized or five years. Actuarial studies for employees’ benefits include the assumption of wage career.

In addition to the mentioned benefit plans, since 2007, the Company has established a retirement savings plan through an investment fund. Contributions in 2009, 2010 and 2011 are recognized as an expense in those years, and amounts to Ps32,970, Ps33,339 and Ps34,369, respectively.

n. Comprehensive (loss) income

Comprehensive (loss) income is represented by the net income (loss) plus the change in fair value on cash flow hedges and other items required by specific accounting standards to be reflected in stockholders’ equity but which do not constitute capital contributions, reductions or distributions. Amounts in 2009, 2010 and 2011 are expressed in adjusted historical Mexican pesos.

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

The Company reviews the contracts it holds in order to identify the existence of embedded derivatives. Identified embedded derivatives are subject to an assessment in order to determine if they meet the conditions set by the regulation; if they meet such conditions, they are separated from the host contract and valued at fair value. If the embedded derivative is classified for trading purposes, changes in fair value are recognized in the period´s income.

p. Impairment of long-lived assets in use

The Company reviews the carrying amounts of long-lived assets of definite life in use when an impairment indicator suggests that such amounts might not be recoverable, considered to be the greater of the present value of future net cash flows using an appropriate discount rate or the net sale price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. As of December 31, 2010 and 2011, such assets did not present indicators of impairment.

q. Deferred Statutory Employees Profit Sharing (ESPS)

The deferred ESPS is recorded under the comprehensive asset-and-liability method, which consists of recognizing a deferred ESPS for all differences between the book and ESPS value of the assets and liabilities for which payment or recovery is likely.

At December 31, 2010 and 2011, the Company’s management did not recognize deferred ESPS since there were no material differences for this purpose.

Current ESPS and if applicable, the deferred component are presented in the income statement under Other expenses, net.

r. Segments (Note 15)

Mexican FRS B-5 “Financial Information by Segments”, requires the Company to analyze its organizational structure and its reporting system for the purpose of identifying segments. Concerning the years presented and considering arrangements of Mexican FRS B-5 that became effective in 2011 (retrospective application), the Company has identified the following two business segments: Business Unit and other segments. These segments have been determined considering the types of goods or services rendered.

t. Permanent investment in associated companies

Permanent investments in associates are measured through the equity method. Under this method the investment is initially recorded at cost and subsequently increased (or decreased) for post acquisition net income (or loss), other movements impacting the equity of the investee and any adjustments required for impairment. Losses in associates are recognized as follows: a) in the permanent investment until it reaches zero; b) if there is any excess after the elimination of the permanent investment it should be recognize until it reaches zero; c) any remaining excess is recognized as a liability for the legal obligations or assumed in behalf of the associate; and d) any remaining excess of the losses is not recognized by the holding. (See Note 8).

Investments in shares, in its case, recognize impairment losses through the application of equity method on the recognized values.

u. New Financial Reporting Standards

As mentioned in Note 3, as of January 1, 2012 the Company adopted IFRS for the preparation of their consolidated financial statements. Below is a list of the new and amended standards that have been issued and are effective for periods starting on or after January 1, 2012, as well as those that are effective for subsequent periods. Management is in the process of evaluating the potential impact of these pronouncements on its financial information.

Amendment to IAS 12, Income taxes, on deferred tax – This amendment introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, ‘Income taxes—recovery of revalued non-depreciable assets’, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. This amendment is effective for periods beginning on or after 1 January 2012.

Amendment to IAS 1, Financial statement presentation, regarding other comprehensive income- The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. This amendment is effective for periods beginning on or after 1 July 2012 (retrospective application required), with early adoption permitted.

Amendment to IAS 19, Employee benefits—These amendments eliminate the corridor approach and requires the calculation of finance costs on a net funding basis. This amendment is effective for periods beginning on or after 1 January 2013.

IFRS 9, Financial instruments—IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. This standard is effective for periods beginning on or after 1 January 2015, with early adoption permitted.

IFRS 10, Consolidated financial statements – The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It defines the principle of control, establishes controls as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the accounting requirements for the preparation of consolidated financial statements. It replaces IAS 27 and SIC 12 and is effective for periods beginning on or after 1 January 2013, with early adoption permitted.

IFRS 12, Disclosures of interests in other entities—IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. It is effective for periods beginning on or after 1 January 2013, with early adoption permitted.

IFRS 13, Fair value measurement—IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. It is effective for periods beginning on or after 1 January 2013, with early adoption permitted.

IAS 27 (revised 2011), Separate financial statements—IAS 27 (revised 2011) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. It is effective for periods beginning on or after 1 January 2013, with early adoption permitted.

3. INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTION (IFRS)

On January 1, 2012, the company adopted International Financial Reporting Standards (IFRS) as its accounting and reporting framework in order to comply with the provisions established by the National Banking and Securities Commission (NBSC) and with the Interpretation of MFRS 19 “Change derived from the adoption of International Financial Reporting Standards”. Following are the amounts of the significant accumulated changes to the main items of the financial statements at January 1, 2011 and December 31, 2011. The impacts are based on the IFRS standards in existence as of the date of adoption and therefore future interpretations or new IFRS standards requiring retrospective application may have a material impact.

	Beginning balance as of January 1, 2011
	MFRS	Adjustments	IFRS
Fixed Assets	Ps. 5,077,968	Ps. 167,121	Ps. 5,245,089
Deferred tax	198,853	(44,992)	153,861
Intangible Assets	325,399	(82,152)	243,247
Senior Notes	2,471,420	(49,210)	2,422,210
Labor Obligations	106,746	(26,506)	80,240
Capital Stock	1,396,761	(214,454)	1,182,307
Retained earnings	1,271,032	330,148	1,601,180

	Ending balance 2011
	MFRS	Adjustments	IFRS
Fixed Assets	Ps. 4,650,316	Ps. 165,985	Ps. 4,816,301
Deferred tax	450,164	(53,008)	397,156
Intangible Assets	341,666	(68,212)	273,454
Senior Notes	2,795,740	(42,694)	2,753,046
Labor Obligations	111,070	(35,466)	75,604
Capital Stock	1,396,761	(214,454)	1,182,307
Retained earnings	1,166,152	329,472	1,495,624
Net loss	85,560	(7,907)	77,653

IFRS 1 “First-time adoption of International Financial Reporting Standards” is the standard to be applied when an entity presents its first annual or intermediate financial statements prepared under IFRS. IFRS 1 allows certain exceptions to the general requirement of applying the IFRS retrospectively at the transition date.

At the transition date, the Company applied the following exceptions:

•

Deemed cost of Property, Plant and Equipment.- In accordance with IFRS 1, the entity may elect to measure the items of property, plant and equipment at its fair value and use this fair value as its deemed cost at the transition date. If it opts for this exemption, it is not mandatory to apply subsequent revaluations to similar categories of property, plant and equipment assets. Likewise, an entity adopting IFRS for the first time, may use as deemed cost, the revaluated amounts of property, plant and equipment under the previous GAAP at, or before the transition date, if the revaluation was broadly comparable to: (a) the fair value, or (b) the cost or depreciated cost in accordance to IFRS adjusted to reflect the changes in a general or specific price index.

The Company opted for the use of this exemption and recognized certain items of property, plant and equipment at fair value at the transition date; considering it gave more relevant and updated information when disclosing it this way. Likewise, for the rest of the property, plant and equipment, the Company considered as deemed cost, the depreciated cost at January 1, 2011, which was calculated as described in the Note 2 “Summary of Significant Accounting Policies”.

•

Employee benefits.- In accordance with IAS19 “Employee benefits”, an entity may elect to use a corridor approach allowing to leave some actuarial gains and losses unrecognized. Retrospective application of this approach requires an entity to split the cumulative actuarial gains and losses from the inception of the plan until the date of transition to IFRS into a recognized portion and an unrecognized portion. IFRS 1 allows a first-time adopter to recognize the total actuarial gains and losses at the date of transition to IFRS, even if it uses the corridor approach for later actuarial gains and losses.

The Company has chosen to recognize actuarial gains and losses of its long-term labor obligations at the transition date in retained earnings, since the objective of IFRS 1 is to facilitate the initial adoption of IFRS, avoiding the retrospective application of IAS 19 for all long-term plans of employee benefits of the Company.

Below we describe the main changes in accounting policies at the transition date:

•

Recognition of the effects of inflation.- In accordance with the guidelines of MFRS B-10 inflation effects of the financial information will be recognized when the accumulated inflation for the three most recent fiscal years exceed 26%. However and in conformity with IAS 29, the effects of inflation on the financial information will be recognized only during the periods when the economy of the functional or presentation currency is considered hyperinflationary. In this case, any effect recorded in books during periods not considered hyperinflationary should be eliminated.

All the inflation effects recognized during non-hyperinflationary periods were eliminated against retained earnings.

•

Debt issuance costs.- In accordance with Mexican standards, debt issuance costs complying with the capitalization criterion are recorded as an intangible asset. Under MFRS, in a modification to the conditions of a bank loan differing less than 10% from the present value of flows between the original and modified credit, the issuance costs incurred by the modified credit should be recognized in income for the period. In accordance with IFRS, debt issuance costs incurred by the modified credit should be capitalized and amortized during the life of the modified liability.

At the transition date, the Company recognized the debt issuance costs as part of the debt acquired at the date these were incurred; these will be amortized using the effective interest method.

•

Liabilities related to legal indemnities – In accordance with MFRS, liabilities are recognized in relation to legal termination indemnities using actuarial calculations. Under IFRS provisions, liabilities for legal indemnities may not be calculated using actuarial methods and should only be recognized in accordance with IAS 19; therefore, at the transition date, the Company cancelled the liabilities recognized in books.

It is important to mention that there are other differences between the MFRS and IFRS; however, we consider the differences listed in the paragraphs above to describe the most significant impacts on the Company.

4. TRADE RECEIVABLES, NET

As of December 31, 2010 and 2011, trade receivables, consist of the following:

	2010	2011
Trade receivables	Ps. 532,381	Ps. 562,799
Less: allowance for doubtful accounts	(39,351)	(49,580)

	Ps. 493,030	Ps. 513,219

For the years ended December 31, 2009, 2010 and 2011, the allowance for doubtful accounts is as follows:

	2009	2010	2011
Balance at beginning of year	Ps. (83,458)	Ps. (62,478)	Ps. (39,351)
Charge to income to increase the allowance for doubtful accounts	(19,602)	(12,070)	(9,594)
Write off of doubtful accounts	40,720	35,675	—
Recovery of written off accounts	(138)	(478)	(635)

Balance at end of year	Ps. (62,478)	Ps. (39,351)	Ps. (49,580)

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

5. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

As mentioned in Note 1, the Company is a subsidiary of Alfa, with which it has a business relationship caused by the administrative services that the latter provides, as described below.

As of December 31, 2010 and 2011, balances due from and due to related parties were as follows:

	2010		2011
Due from:
Partner with significant influence over the entity(e)	Ps.	4,397	Ps.	—
Affiliates		3,577		8,225

	Ps.	7,974	Ps.	8,225

Due to:
Partner with significant influence over the entity(e)	Ps.	4,414	Ps.	—
Parent		2,226		—
Affiliates		3,150		1,352

	Ps.	9,790	Ps.	1,352

During 2009, 2010 and 2011, the main transactions carried out with related parties were as follows:

	2009	2010	2011
Parent
Expenses for administrative services received (b)	Ps. 24,035	Ps. 23,502	Ps. 31,388

Partner with significant influence over the entity (e)
Income:
International long distance, data, internet and local service settlement (a)	Ps. 177,623	Ps. 71,728	Ps. 39,697

Expenses:
International long distance, data, internet and local service settlement cost (a)	Ps. 51,753	Ps. 24,165	Ps. 8,703
Administrative services received (b)	64,111	66,273	41,056
Internet service costs (c)	83,854	80,482	12,815

	Ps. 199,718	Ps. 170,920	Ps. 62,574

Affiliates
Interest income (d)	Ps. 513	Ps. 254	Ps. —

Expenses for administrative services received (b)	Ps. 6,778	Ps. 23,258	Ps. 29,251
Donations	—	—	3,499

	Ps. 6,778	Ps. 23,258	Ps. 32,750

(a)	These amounts mainly represent the income and expenses derived from the settlement of international traffic between AT&T and Alestra, as well as the income from data services and local service with other affiliates. Up to June 30, 2010, AT&T and its affiliates had the commitment to purchase certain telecommunication services from the Company. The international settlement rates used are settled directly between Alestra and AT&T.

(b)	The Company has entered into contracts of indefinite duration which entitles the Company to receive administrative services from Alfa and AT & T (in the case of AT & T these contracts were valid until July 11, 2011 due to what is described in item (e) below). As of July 13, 2011, the Company entered into an agreement with Alfa to prepay the Corporate fee for an amount of USD$ 10 million, the contract has a term of 36 months. At December 31, 2011 the amortization charged income was equivalent to USD$ 1.66 million.
(c)	This amount corresponds to the cost of services received from AT&T regarding the payment of internet connection services.
(d)	This amount corresponds to accrued interest of loans with affiliated companies.
(e)	Related party until July 12, 2011 as described in Note 1.

Remunerations and benefits received by the main officers of the Company amounted to Ps. 37,498, Ps. 39,626 and Ps. 45,997 for the years ended December 31, 2009, 2010 and 2011 respectively, which were comprised of the basic salary and benefits established by law and complemented by a variable compensation program mainly based on the Company’s income. There is no agreement or program to involve employees in the capital of the Company.

The Company does not have any other significant operations with related parties or any conflicts of interest to disclose.

6. PREPAID EXPENSES

Prepaid expenses as of December 31, 2010 and 2011 consist primarily of prepaid expenses for systems maintenance, insurance, bonds and advertising time.

7. PROPERTY AND EQUIPMENT, NET

As of December 31, 2010 and 2011, property and equipment net, consists of the following:

	2010	2011
Buildings	Ps. 224,817	Ps. 236,621
Furniture, fixtures and other	233,114	199,237
Hardware equipment	354,437	320,578
Transportation equipment	33,044	29,124
Telephone network	10,243,017	10,315,685
Leasehold improvements	67,583	70,895
Billing and customer care software	562,253	562,253

	11,718,265	11,734,393
Accumulated depreciation and amortization	(7,101,556)	(7,595,191)

	4,616,709	4,139,202
Land	165,039	175,095
Constructions in progress	296,220	336,019

Total	Ps. 5,077,968	Ps. 4,650,316

Amortization of billing and customer care software charged to income amounted to, Ps. 36,006, Ps. 6,490 and Ps. 5,445 for the years ended December 31, 2009, 2010 and 2011, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above was, Ps. 743,467, Ps. 769,529 and Ps. 900,235 for the years ended December 31, 2009, 2010 and 2011, respectively.

As of December 31, 2010 and 2011, property and equipment include assets acquired under capital leases, of Ps. 545 and Ps. 0, respectively (see Note 9).

8. DEFERRED CHARGES AND OTHER ASSETS, NET

As of December 31, 2010 and 2011, deferred charges and other assets consist of the following:

	2010	2011
Capitalized expenses derived from issuance of 11.750% senior notes due 2014 (a)	Ps. 66,166	Ps. 66,166
Capitalized expenses derived from debt renegociation with Comerica Bank	—	3,307
Frequency bands (b)	174,370	174,370
Software (c)	830,399	894,009
Net capacity rights (e)	—	69,225
Investments in associate (d)	10,052	9,973
Guarantee deposits	7,845	5,777
Installation expenses	64,116	69,392
Other assets	30,634	37,426

	1,183,582	1,329,645
Accumulated amortization	(858,183)	(987,979)

Total deferred charges and other	Ps. 325,399	Ps. 341,666

Amortization charged to income was Ps. 74,037, Ps. 90,643 and Ps. 103,508 for the years ended December 31, 2009, 2010 and 2011, respectively.

a. Capitalized expenses derived from issuance of 11.750% senior notes due 2014

Correspond to fees and expenses incurred for the issuance of the 11.750% senior notes due 2014 and are amortized using the straight line method over the terms of the senior notes. Amortization charged to income for the years ended December 31,2009, amounted Ps. 3,535, and for December 31, 2010 and 2011 amounted Ps. 13,421 in each one of these two years.

b. Frequency bands

In 1997, the Company obtained two national point-to-point wireless telecommunications concessions and three point-to multipoint wireless concessions covering Mexico City, Monterrey and Guadalajara. The concessions are for 20 years beginning in 1998 and are amortized on a straight-line basis over the concession period. Frequency band amortization expense for each of the years ended December 31, 2009, 2010 and 2011 amounted to Ps. 8,719 and the net carrying amount is Ps. 66,824 and Ps. 58,106 at December 31, 2010 and 2011, respectively.

c. Software

Software costs consist of purchased software license for internal use. The amortization of software for the years ended December 31, 2009, 2010 and 2011 amounted to Ps. 64,271, Ps. 81,911, and Ps. 94,790 respectively, with a net carrying amount of Ps. 145,314, Ps. 163,927, and Ps. 133,076, respectively

d. Investment in associate

In 2008, the Company acquired 50% of common shares of Conectividad Inalámbrica 7 GHz, S. de R.L. This acquisition is measured by using the equity method.

e. Net Capacity growth

Represents the costs incurred in net capacity required to provide broad band services.

9. BANK LOANS, NOTES PAYABLE AND CAPITAL LEASES

As of December 31, 2010 and 2011 bank loans, notes payable and capital leases consist of the following:

	2010	2011
Bank loan obtained from Comerica Bank for an amount of U.S. 10 million. (1)	Ps. —	Ps. 139,787
Bank loan obtained from Comerica Bank for an amount of U.S. 10 million (2)	123,571	—
Promissory notes to Cisco Systems Capital Corporation for an amount of U.S. 37.2 million. (3)	238,243	43,145
Promissory notes to Hewlett Packard Operations de México, S. de R. L. de C. V., for an amount of U.S. 18.8 million. (4)	136,282	24,436
Promissory notes to Huawei Tecnologies de México, S. A. de C. V. for an amount of U.S. 3.5 million. (5)	28,798	16,288

	526,894	223,656
Current portion of bank loans notes payable and capital leases	(216,957)	(54,064)

Long term debt	Ps. 309,937	Ps. 169,592

(1)	On December 23, 2011 the Company signed a new loan agreement with Comerica Bank (“Comerica”) for U.S. 10 million bearing interest at 3-month LIBOR rate plus 3%. Interest are payable quarterly and principal is payable in four equal installments of U.S. 2.5 million in September 30, 2013, December 31, 2013, March 31,2014 and June 30, 2014. This loan agreement contains various covenants which, as of December 31, 2011, and at the date of the issuance of the financial statements, the Company is in full compliance.
(2)	On September 27, 2010 the Company signed a loan with Comerica for U.S. 10 million bearing interest at 3-month adjusted LIBOR rate plus 3.75%. Interest were payable quarterly and principal was payable in four equal installments of U.S. 2.5 million starting on March 31, 2011 with a maturity on September 30, 2012. On December 23, 2011, the loan was paid in full.
(3)	The Company issued ten promissory notes for a total amount of U.S. 37.2 million to acquire goods with its supplier Cisco Systems Capital Corporation. Each note has a maturity of 36 months at an annual interest rates between 5.15% and 5.67%. During 2011, the Company paid in advance nine of the ten promissory notes for a total of U.S. 11.1 million. As of December 31, 2011 amount due is U.S. 3.09 million.
(4)	From October 1, 2008 to March 31, 2010, the Company signed five promissory notes with Hewlett Packard Operations de México, S. de R. L. de C. V. (“HP”), for the acquisition of goods for a total amount of U.S. 18.8 million. The payments will be made on a monthly basis in 48 installments and annual interest rates between 5.21% and 7.082%. During 2011, the Company paid in advance four of the five promissory notes for a total of U.S. 7.5 million. As of December 31, 2011 amount due is U.S. 1.75 million.
(5)	On March 17, 2010, the Company signed a promissory note with Huawei Technologies de México S. A. de C. V. (“Huawei”), for the acquisition of goods for a total amount of U.S. 3.5 million. The payments will be made quarterly at an annual interest rate of 5.50%. As of December 31, 2011, the amount outstanding was U.S. 1.17 million.

10. SENIOR NOTES

On August 11, 2009 the Company performed a debt offering by issuing unsecured senior notes for a total amount of U.S. 200 million. The senior notes bear interest at annual rate of 11.750% payable semi-annually in cash on February and August of each year with a maturity on August 11, 2014 (“11.750% Senior Notes”). The 11.750% Senior Notes principal will be paid at maturity and is presented as long-term in the balance sheet.

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

The costs and expenses, including the placing of premiums and discounts of this new issuance, which at December 31, 2009 amounted to Ps. 66,166 (U.S. 5.1 million), will be amortized over the life of the 11.750% Senior Notes. The unamortized costs and expenses of the 8% Senior Notes due 2010, amounting to Ps. 19,229 at December 31, 2009, were charged to income for the year and are presented in the statement of operations as other income (expense).

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

The indenture for the 11.750% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of December 31, 2010 and 2011 and to the date of issuance of theses financial statements the Company is in compliance with all required covenants.

11. EMPLOYEES’ BENEFITS

Following is a summary of the principal financial data relative to these obligations:

a.	Reconciliation between the initial and final balances of the defined benefit obligations (OBD by its Spanish acronym) present value for the periods 2010 and 2011:

	Pension plan	Seniority premium	Termination benefits	Other retirement benefits	Total
Defined benefit obligation at January 1, 2010	Ps. 74,125	Ps. 1,620	Ps. 37,638	Ps. 819	Ps. 114,202
Plus (less):
Service cost	2,286	167	3,272	22	5,747
Financial cost	6,523	152	3,325	77	10,077
Actuarial (gains) losses generated in the period	(3,237)	(44)	1,737	2,890	1,346
Benefits paid	(11,342)	—	(4,753)	—	(16,095)
Settlements	(1,838)	—	—	—	(1,838)

Defined benefit obligation at December 31, 2010	Ps. 66,517	Ps. 1,895	Ps. 41,219	Ps. 3,808	Ps. 113,439

	Pension plan	Seniority premium	Termination benefits	Other retirement benefits	Total
Defined benefit obligation at January 1, 2011	Ps. 66,517	Ps. 1,895	Ps. 41,219	Ps. 3,808	Ps. 113,439
Plus (less):
Service cost	1,846	182	3,396	94	5,518
Financial cost	4,644	142	2,757	282	7,825
Actuarial (gains) losses generated in the period	1,674	(182)	12,426	(547)	13,371
Benefits paid	(11,038)	—	(6,760)	—	(17,798)
Settlements	—	—	(6,628)	—	(6,628)

Defined benefit obligation at December 31, 2011	Ps. 63,643	Ps. 2,037	Ps. 46,410	Ps. 3,637	Ps. 115,727

b.	The accumulated benefit obligations at December 31, 2010 and 2011 amounted to Ps. 73,699 and Ps. 71,230, respectively.

c.	Reconciliation between the OBD present value and the Net Projected Assets/ Liability (A/ PNP by its Spanish acronym) recognized in the balance sheet is presented as follows:

	Pensions December 31,		Seniority premium December 31,		Termination benefits December 31,		Other retirement benefits December 31,		Total	Total
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
Labor assets (liabilities):
Defined benefit obligation	Ps. 66,517	Ps. 63,643	Ps. 1,895	Ps. 2,037	Ps. 41,219	Ps. 46,410	Ps. 3,808	Ps. 3,637	Ps. 113,439	Ps. 115,727

Unfunded status	66,517	63,643	1,895	2,037	41,219	46,410	3,808	3,637	113,439	115,727
Less unrecognized amounts pending amortization:
Actuarial (gains) losses	(4,333)	(5,106)	(1,366)	(1,067)	—	—	(2,883)	(2,084)	(8,582)	(8,257)

Transition liability	—	—	(85)	(43)	(6,045)	(2,645)	—	—	(6,130)	(2,688)
Plan improvements	8,019	6,288	—	—	—	—	—	—	8,019	6,288

Net projected liability	Ps. 70,203	Ps. 64,825	Ps. 444	Ps. 927	Ps. 35,174	Ps. 43,765	Ps. 925	Ps. 1,553	Ps. 106,746	Ps. 111,070

d.	Period Net Cost (CNP by its Spanish acronym )

An analysis of the CNP by plan type is presented as follows:

	Pensions plan December 31,			Seniority premium December 31,			Indemnities December 31			Other retirement benefits December 31			Total December 31
	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
Net cost of the period:
Service cost	Ps. 1,973	Ps. 2,286	Ps. 1,846	Ps. 135	Ps. 167	Ps. 182	Ps. 2,972	Ps. 3,272	Ps. 3,396	Ps. 24	Ps. 22	Ps. 94	Ps. 5,104	Ps. 5,747	Ps. 5,518

Financial cost	5,413	6,523	4,644	110	152	142	2,743	3,325	2,757	67	77	282	8,333	10,077	7,825

Net actuarial loss	—	153		129	141	117	4,352	1,737,	5,798	—	—	—	4,481	2,031	5,915

Labor cost of past service	(743)	(658)	(641)	43	43	43	3,023	3,023	3,023	—	—	246	2,323	2,408	2,671
Reductions and settlements	16	(102)	(190)	—	—	—	—	—	378	—	—	—	16	(102)	188

Total	Ps. 6,659	Ps. 8,202	Ps. 5,659	Ps. 417	Ps. 503	Ps. 484	Ps. 13,090	Ps. 11,357	Ps. 15,352	Ps. 91	Ps. 99	Ps. 622	Ps. 20,257	Ps. 20,161	Ps. 22,117

e.	Main actuarial assumptions:

The main actuarial assumptions used, expressed in absolute terms, as well as the discount rates, plan assets yield, salaries increases and changes in the indexes or other variables, referred at December 31, 2010 and 2011, are as follows:

Concept*	2010	2011
Discount rates	7.50%	8.25%
Rate of salary increase	5.25%	5.25%
Minimum wage increase rate	4.25%	4.25%
Health care inflation annual nominal rate	7.50%	7.50%
*	Annual nominal

f.	Variation effect in the trend rate assumed from the medical attention costs:

The effect of a variation in one percent in the variation trend rate assumed concerning health care costs would have been as follows:

	2010				2011
Concept	Effect +1		Effect -1		Effect +1		Effect -1
Cost of the current services and interest of the net medical services at retirement	Ps.	121	Ps.	73	Ps.	109	Ps.	69
Cumulative obligations by retirement benefits derived from the medical attention costs	Ps.	4,671	Ps.	3,102	Ps.	4,422	Ps.	3,019

12. STOCKHOLDERS’ EQUITY

As of December 31, 2011 the capital stock of Alestra is variable with a fixed minimum of Ps. 300 and an unlimited maximum. As of December 31, 2010 and 2011, the subscribed and paid-in capital stock at nominal value amounted to Ps. 1,181,346. It is represented by common, nominative shares of no par value, and are divided as follows: (a) Series “A”, which represents 51% ownership interest, grants full ownership and voting rights, and is restricted to Mexican investors (b) Series “B” which represents no more than 49% of the ownership interest, grants full ownership and voting rights, and has no ownership restrictions; and (c) Series “N”, which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with article 113 of the General Law of Mercantile Organizations, and may be acquired by Mexican and foreign investors in accordance with the applicable legal regulations.

After Alfa acquired the the shares that AT&T held in Alestra (see Note 1) and as of December 31, 2011 the capital stock consists of the following:

Alfa, S. A. B. de C. V.
Series	Ownership (%)	Contribution
“A”	17.85	Ps.	210,870
“B”	17.15		202,601
“N”	65.00		767.875

Total	100.00	Ps.	1,181,346

Net income for the year is subject to the decisions taken at the general stockholders’ meeting, to the Company’s by-laws and to the General Law of Mercantile Organizations. In accordance with the General Law of Mercantile Organizations, the legal reserve must be increased annually by 5% of annual net profits until it reaches 20% of the fully paid capital stock amount.

In a shareholders meeting held on July 18, 2011, the shareholders declared a dividend of US$9 million, that was paid in cash and in full to Alfa. This dividends are derived entirely from the net tax profit account (CUFIN by its Spanish acronym) and the reinvested CUFIN.

Dividends paid are not subject to income tax if paid from the CUFIN. Any dividends paid in excess of this account will cause a tax equivalent to 42.86% if they are paid on 2011. The current tax is payable by the Company and may be credited against its income tax in the same year or the following two years or in its case against the Flat tax of the period. Dividends paid from retained earnings previously taxed are not subject to any tax withholding or payment. At December 31, 2011 the CUFIN and the Capital Contribution Account (CUCA by its Spanish acronym) amounted to Ps. 883,324 and Ps. 677,368 , respectively.

In the event of a capital reduction, the provisions of the Income Tax Law arrange that any excess of Stockholders’ equity over capital contributions is accounted for with the same tax treatment as dividends.

At December 31, 2009 and 2010, the capital stock shows Ps. 489 and (Ps. 829), respectively, corresponding to the unrealized gain/loss recorded related to derivative financial instruments year end valuation. As of December 31, The Company did not has open derivative financial instruments.

13. CONTINGENCIES AND COMMITMENTS

a.	At December 31, 2011, the Company had commitments from agreements to lease office space classified as operating leases. The leases payments are subject to escalation factors based on the NPCI. At December 31, 2011, future minimum lease payments under non cancelable operating leases with terms in excess of one year are as follows:

Year
2012	Ps	. 126,423
2013		124,959
2014		108,809
2015		84,801
2016 onwards		165,798

	Ps	. 610,790

Lease expense was Ps. 99,978, Ps. 103,748 and Ps. 108,477 for the years ended December 31, 2009, 2010 and 2011,respectively.

b.	As of December 31, 2010 and 2011, the Company obtained performance bonds for Ps. 271,157 and Ps. 315,754 respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c.	As of December 31, 2010 and 2011, the Company had outstanding commitments to acquire equipment and other capital expenditures related to the construction of its telecommunications network amounting to U.S. 14.6 million (Ps. 180,529) and U.S. 11.7 million (Ps. 163,551), respectively.

d.	In August 2006, ABA Seguros, S. A. de C. V. (“ABA Seguros”) and 7 ELEVEN, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps. 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa, S. A. de C. V. under the theory of subrogation of rights. Servicios Alestra filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. Although the outcome of the claim has not yet been decided, Servicios Alestra does not believe it would have a material effect on its financial results. In the Company’s opinion; although the outcomes of these proceedings are uncertain, these should not have a material adverse effect on its financial position, results of operations or cash flows.

e.	The Company is involved in a dispute with Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding interconnection services rates applicable for 2008, 2009, 2010 and 2011 and had requested the intervention of Cofetel. On September 8, 2009, a trust was created by the Company, Telmex and BBVA Bancomer (as a trustee) to guarantee the payment of fixed interconnection services on dispute applicable for 2008, 2009 and 2010, As of December 31, 2011, the trust balance was Ps. 408.6 million. The trust does not include amounts in dispute for 2011 interconnection rates. As of the date of issuance of these financial statements, management continues its negotiations with Telmex and it is expected that the Company may reach an agreement in the near future. In the Company’s opinion, although the outcomes of the mentioned proceedings are uncertain, they should not have a material adverse affect on its financial results; however, as of the date of issuance of these financial statements, the Company believes that it has recognized sufficient provisions to address such contingencies.

f.	The Company is also in disputes with mobile companies associated with Telefónica regarding mobile interconnection services rates for 2011. As of the date of this annual report, management continues its negotiations with Telefónica. Although the outcome of the aforementioned proceedings is uncertain, the Company does not believe that an adverse decision would have a material adverse effect on its business, financial condition or results of operation. The Company has accrued Ps. 25.8 relating to this dispute.

14. RESTRICTED CASH RELATED TO LIABILITIES IN DISPUTE

Alestra filed a disagreement before Cofetel (see Note 13.e) derived from a dispute in the resale of the interconnection tariffs that Alestra had held with Telmex and Teléfonos del Norte (“Telnor”, a subsidiary of Telmex). The disagreement is requesting a resolution regarding the interconnection traffic tariffs for telecommunication networks applicable during 2010 and long distance interconnection traffic (interurban transportation) during 2008 and 2009.

On September 8, 2009, the parties in dispute agreed to subscribe a trust agreement with BBVA Bancomer, S. A., for the administration and investment of the total amounts in dispute corresponding to the difference between the amounts invoiced by Telmex/Telnor, as a result of the 2008, 2009, 2010 and 2011 resolutions, and the payments made by Alestra for these services.

Once the parties reach an agreement or the corresponding disagreements are definitely solved, the trust funds as well as the yields thereof will be distributed, as agreed.

The restricted cash that represents the trust balance shown in the balance sheet is included within cash and cash equivalents as mentioned in Note 2b.

At December 31, 2010 and 2011, the trust balance amounted Ps. 378,207 and Ps. 408,698, respectively, integrated by the contributions made by Alestra and the corresponding interest for the amounts of Ps. 361,568 and Ps. 16,639 at December 31, 2010, and Ps. 376,780 and Ps. 31,918 at December 31, 2011. Since the date of the formation of the trust through December 31, 2011, no amounts have been paid related to this dispute.

15. SEGMENTS

Until 2011 the Company had two reportable segments: a.)Long Distance and b.) Data, internet and local services. However, in 2011 the Company made a change to the way it reported information to its Chief Operating Decision Maker (CODM). This change is due to the continual evolution of the telecommunications industry in Mexico.

The Company determined in 2011 that due to developments in the telecommunications industry, it was no longer relevant to analyze its business under the two previous reportable segments. The Company has determined that its business strategy in the future should be more focused on the value added services, such as IT, data and internet. As a result, the Company is allocating more resources to this area. In addition, with changes in industry in Mexico, long distance revenues continue to decrease and this service is not seen as the primary area for future growth. Therefore, the Company has determined that it will focus future efforts on the IT, data and internet services offered to the commercial and small business sectors.

In addition, during 2011, Alfa purchased from AT&T 100% of the Company’s outstanding equity. This resulted in the Company no longer offering AT&T global services as well as resulted in a shift in management´s strategic focus, which includes expanding and growing value added services.

As a result of the aforementioned business changes, in 2011, the Company’s CODM shifted its focus in analyzing the overall business. It now views the Company as having three operating segments: a.) Enterprise Segment, b.) Small Business and Consumer Segment, c.) International Segment.

Information used to make strategic decisions is reported to the CODM based on these three operating segments.

The focus of the three operating segments is described as follows.

The Enterprise operating segment offers communication services, and value added services such as IT, data and internet, managed through the Company’s network and infrastructure, for multinational companies, as well as international and national businesses and local government entities.

The Small Business and Consumer Services operating segment offers communication products and services to the consumer and small businesses market.

The International Services operating segment offers communication services to operators with international incoming traffic terminating in Mexico.

The Small Business and Consumer Services operating segment and the International Services operating segment are not considered individual reportable segments due to a lack of compliance with quantitative limits, as established in Mexican FRS B-5 “Financial information by segment” for any of the reported years. Pursuant to this standard, operating segments with total revenues equaling less than 10% of total Company revenues are not required to be reported separately and can be grouped with other operating segments that do not meet the 10% threshold, as long as the sum of these grouped operating segments do not exceed 25% of total revenues. Therefore, the financial information of the Small Business and Consumer Services operating segment and the International Services operating segment segments is grouped together and presented as “other segments”.

In addition to the three operating segments focused on the client, the remaining operations of the Company are included within the category of “Non-Allocated expenses” to be integrated to the consolidated results of the Company. The “Non-Allocated Expenses” category includes expenses associated with the centralized functions of the group including the acquisition and supply chain, administration and management of the entity.

These operating segments are managed separately since the products and services offered and the markets they are focused on are different. The resources are assigned to the operating segments considering the strategies defined by the Company’s management. The transactions between the operating segments are carried out at market values.

Performance of the operating segments is measured based on the Business Unit Contribution (BUC), defined as the operating income of each operating segment, including revenues, costs and expenses direct from the segment, as included in the internal financial reports reviewed by the CODM.

The adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The adjusted EBITDA is considered a useful measure of the business operating performance since it shows the income before depreciation and amortization, and it also provides a significant analysis of the commercial performance upon excluding specific items disclosed separately due to their nature or incidence. The interest expense and income are not assigned to the reportable segments, since this activity is managed globally by the central treasury of the group.

When projects are not directly attributable to a particular operating segment, the capital expense is assigned to each segment based on the ratio of estimated future economic benefits resulting from that capital expenditure.

Following is the condensed financial information of the reporting segments:

I.	Segments analytic information

	Year ended in 2009			Year ended in 2010			Year ended in 2011
	Business Unit	Other Segments	Total	Business Unit	Other Segments	Total	Business Unit	Other Segments	Total
Segments revenues	Ps. 3,840,147	Ps. 843,490	Ps. 4,683,637	Ps. 4,068,856	Ps. 501,426	Ps. 4,570,282	Ps. 4,421,159	Ps. 276,167	Ps. 4,697,326
Internal revenues
Total Revenues from
External customers	Ps. 3,840,147	Ps. 843,490	Ps. 4,683,637	Ps. 4,068,856	Ps. 501,426	Ps. 4,570,282	Ps. 4,421,159	Ps. 276,167	Ps. 4,697,326
Business unit contribution (BUC)	Ps. 2,131,451	Ps. 115,204	Ps. 2,246,655	Ps. 2,249,453	Ps. 101,910	Ps. 2,351,363	Ps. 485,599	Ps. 81,814	Ps. 2,567,413
Not assignable expenses			(829,108)			(874,177)			(988,628)

EBITDA			1,417,547			1,477,186			1,578,785
Depreciation and amortizations			(853,510)			(866,661)			(1,009,188)

Operative income			564,037			610,525			569,597
Other income (expense)			(73,229)			(26,452)			(54,626)
CFR			(221,442)			(192,842)			(679,560)

(Loss) income befor tax			Ps. 269,366			Ps. 391,231			Ps. (164,589)

Other information:

Fixed Assets investment

	Year ended in 2010			Year ended in 2011
	Enterprise	Other		Enterprise	Other
	Segment	Segments	Total	Segment	Segments	Total
PP&E	Ps. 668,913	Ps. 19,915	Ps. 688,828	Ps. 832,516	Ps. 7,253	Ps. 839,769
Intangible assets	100,155		100,155	57,634		57,634

Capex investment	Ps. 769,068	Ps. 19,915	Ps. 788,983	Ps. 890,150	Ps. 7,253	Ps. 897,403

II.	General Information

a.	By product or service

Revenues by service

	Year ended 2009			Year ended 2010			Year ended 2011
	Enterprise	Other		Enterprise	Other		Enterprise	Other
	Segment	Segments	Total	Segment	Segments	Total	Segment	Segments	Total
Long distance	Ps. 775,855	Ps. 646,135	Ps. 1,421,990	Ps. 786,880	Ps. 327,414	Ps. 1,114,294	Ps. 831,838	Ps. 121,302	Ps. 953,140
Data, Internet and Local	2,278,991	197,355	2,476,346	2,299,442	174,012	2,473,454	2,329,814	154,865	2,484,679
Corporate services of IT	785,301		785,301	982,534		982,534	1,259,507		1,259,507

Total revenues by services	Ps. 3,840,147	Ps. 843,490	Ps. 4,683,637	Ps. 4,068,856	Ps. 501,426	Ps. 4,570,282	Ps. 4,421,159	Ps. 276,167	Ps. 4,697,326

b.	By geographic segments

Revenues by geographic zone

	Year ended
	2009	2010	2011
México	Ps. 4,158,584	Ps. 4,314,238	Ps. 4,625,231
Outside Mexico	525,053	256,044	72,095

Total revenues	Ps. 4,683,637	Ps. 4,570,282	Ps. 4,697,326

16. INCOME TAX

a.	In 2011 the Company determined a tax profit of Ps. 575,213 ( Ps. 812,934 in 2010). Determining an income tax, after amortizations of tax loss carryforwards, of Ps. 172,564 (Ps. 128,252 in 2010), which is greater than the flat tax.

b.	The financial and tax projections of Alestra assume that the Company will mainly cause income tax and that: the Company will continue depreciating certain assets for tax purposes at the 1% rate.

c.	The tax result differs from the accounting result, mainly due to those items accumulated and deducted differently through time for accounting and tax purposes, from the recognition of the effects of inflation for tax purposes, as well as for those items that only affect the accounting or the tax result.

d.	On December 7, 2009, a decree was published, which modified, added and revoked several provisions of the Mexican Income Tax Law for 2010. This decree establishes, among others, that the income tax rate will be 30% for fiscal years 2010 to 2012, 29% for 2013 and 28% from 2014 onwards.

e.	The net credit (charge) to consolidated income for income tax was as follows:

	2009	2010	2011
Current income tax before amortization of tax loss carryforwards	Ps. (226,008)	Ps. (243,360)	Ps. (177,004)
Effect in the current income tax provision due to amortization of tax loss carryforwards reserved in prior years	138,003	115,108	4,440

	(88,005)	(128,252)	(172,564)
Deferred income tax	110,104	94,520,	251,560

Total income tax provision	Ps. 22,099	Ps. (33,732)	Ps. 78,996

The reconciliation between the statutory and effective income tax rates is shown below:

	2009	2010	2011
(Loss) income before income tax	Ps. 269,366	Ps. 391,231	Ps. (164,589)
Statutory tax rate	28%	30%	30%

Income tax at statutory rate	(75,423)	(117,369)	49,376
Add (deduct) effect of income tax on:
Inflationary tax adjustment	(18,369)	(21,344)	(15,641)
Charges to income from the increase in the reserve of tax loss carryforwards of Servicios Alestra (subsidiary)	(22,898)	—	—
Effect from change of statutory rate	(18,557)	—	—
Other permanent items:
Tax effect from indexing of fixed assets	40,052	63,201	53,444
Doubtful accounts not deducted for tax purposes	(28,839)	(71,596)	(6,104)
Others	8,130	(1,732)	(6,519)

Subtotal	(115,904)	(148,840)	74,556
Effect in the current income tax provision due to amortization of tax loss carryforwards reserved in prior years	138,003	115,108	4,440

Total provision of income tax charged to income	Ps. 22,099	Ps. (33,732)	Ps. 78,996

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31, 2010 and 2011, are as follows:

	2010	2011
Deferred tax asset:
Allowance for doubtful accounts	Ps. 163,960	Ps. 110,893
Property and equipment, net	—	138,486
Other assets, costs and provisions	113,342	213,988

Total deferred tax assets	277,302	463,367

Deferred tax liabilities:
Property and equipment, net	68,785
Prepaid expenses	9,664	13,203

Total deferred tax liabilities	78,449	13,203

Tax loss carryforwards	33,925	25,721
Valuation allowance of tax loss carryforwards	(33,925)	(25,721)

Deferred income tax	Ps. 198,853	Ps. 450,164

For the years ended December 31, 2010 and 2011 the change in the valuation allowance of losses to be amortized is analyzed as follows:

	2010	2011
Balances at beginning of year	Ps. (134,759)	Ps. (33,925)
Prior years of tax loss carryforwards restatement	(14,274)	(1,110)
Effect in the current income tax provision due to amortization of tax loss carryforwards reserved in prior years	115,108	4,440
Decrease in reserve from the expiration or loss of rights to use tax loss carryforwards in future years	—	4,874

Balances at end of year	Ps. (33,925)	Ps. (25,721)

The tax losses that could be amortized, in accordance with the policies established by the Company as described in the paragraphs above, are restated in accordance with the official inflation indexes, are as follows:

Year
2012	Ps. 18,466
2013	26,746
2014	27,670
2015	12,854

Ps. 85,736

In 2011 the Company determined a flat tax profit of Ps. 1,913, 524 ( Ps. 1,561,768 in 2010), and determined a flat tax profit net from credits of Ps. 168,548 (Ps. 118,475 in 2010) which did not exceed the determination for income tax purposes. The tax result differs from the accounting result mainly because, for accounting purposes, the transactions are recognized on an accrual basis while for tax purposes, these are recognized on a cash flow basis and for such items affecting only the accounting or tax result of the year.

Flat Tax of the period is calculated at the 17.5% rate on the profit determined on a cash flows basis. Such net income represents the difference between the total income collected by taxable activities, less the authorized tax deduction paid. In addition, it is also allowed to reduce this amount by any Flat tax credits available, based on the procedures established in the effective law. The rate change effect of temporary differences has been recognized in previous periods.

According to the effective tax law, the Company must pay annually the higher tax between the Income tax and Flat tax.

17. FOREIGN CURRENCY POSITION

As of December 31, 2010 and 2011 monetary assets and liabilities, denominated in foreign currencies (U.S. dollars) were as follows:

	Thousands of U.S. dollars
	2010	2011
Assets	U.S. 34,062	U.S. 18,586
Short and long-term liabilities	(286,358)	(244,765)

Net short position	U.S. (252,296)	U.S. (226,179)

The following is a consolidated summary of the main transactions in foreign currency:

	Thousands of U.S. dollars
	2009	2010	2011
Revenues	U.S. 120,812	U.S. 102,929	U.S. 93,124
Cost of services	(17,209)	(15,280)	(20,896)
Operating expenses	(19,041)	(21,364)	(22,144)
Interest expense	(31,114)	(28,787)	(26,991)
Interest income	725	17	9
Other income, net	261	164	1,349

	U.S. 54,434	U.S. 37,679	U.S. 24,451

The exchange rates at December 31, 2009, 2010 and 2011, were, Ps. 13.0587, Ps. 12.3571 and Ps. 13.9787 per U.S. dollar, respectively, as published by Banco de México (the Mexican central bank).

At April 20, 2012, the date of issuance of the financial statements, the exchange rate was Ps. 13.1322 per U.S. dollar.

18. FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, current receivables, accounts payable, due from and to related companies and accrued expenses and other payables reported on the balance sheet, approximate fair value, due to the short term maturity of these instruments.

The estimated fair values of the financial instruments at December 31, 2010 and 2011 are as follows:

Years ended	Carrying amount		Fair value		Differences
2010
Bank loans and notes payable	Ps.	526,894	Ps.	526,599	Ps.	295
Senior notes		2,471,420		2,835,954		(364,534)
Derivative instruments		2,207		1,253		954

	Ps.	3,000,521	Ps.	3,363,806	Ps.	(363,285)

2011
Bank loans and notes payable	Ps.	223,656	Ps.	223,656	Ps.	—
Senior notes		2,795,740		3,089,293		(293,553)

	Ps.	3,019,396	Ps.	3,312,949	Ps.	(293,553)

19. DERIVATIVE FINANCIAL INSTRUMENTS

The Company in its interests payments of the 11.75% Senior Notes due 2014 is exposed to the fluctuation of Mexican peso against the US dollar. Therefore, the Company participates in a hedging strategy using forwards, which has been approved by the Board of Directors, with the purpose of hedging exchange risk rate for those transactions.

On October 21 and 25, 2010, the Company signed two forwards, to hedge the interest payment of the 11.75% Senior Notes due 2014 corresponding to February and August, 2011 with an original amount of U.S. 11.75 million each one. These forwards were designated as cash flow hedges according to Mexican FRS.

At December 31, 2010 the characteristics of the forwards designated as hedging for losses in exchange rates, are as follows:

Counterparty	Notional amount	Beginning date	Expiring date	Type of underlying	Agreed exchange rate	Fair value

Deutsche Bank, AG	U.S. 11.750	October 21, 2010	February 11, 2011	USD$	Ps. 12.463	(Ps.	612)

Citibank, N.A.	U.S. 11.750	October 25, 2010	August 11, 2011	USD$	Ps. 12.611	(Ps.	217)

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

As of December 31, 2011 the Company does not have derivative financial instruments outstanding.

20. SUBSEQUENT EVENT

On February 13, 2012, a master interconnection service rendering agreement was signed between Radiomovil DIPSA, S.A. de C.V. (Telcel) and Alestra, S. de R.L. de C.V. The parties involved agreed on certain interconnection fees that would be paid to one another effective for each annual period from 2011 through 2014, as it was settled that the fees would be decreasing gradually, every year.

This arrangement will implicate a reduction of service cost as well as a much more simple transaction for the company. Given that at the beginning of the arrangement, the fees settled were different to those determined by the Cofetel, Alestra kept a provision for the amounts in dispute; this provision will not be eliminated in 2012.

Other resolutions reached in the Technical Interconnection Agreements are the definition of the interconnection standard, dialing specifications, opening of error reports, procedures in traffic cases, mechanisms to prevent and avoid any practice involving the use or abuse of its networks and a contingency plan. The agreement also included resolutions regarding interconnection systems agreements for the issuance of the invoicing and corresponding payment process, interconnection points for direct interconnection services, format to request direct interconnection services and co-location services, which may be type 1 (a local) or type 2 (a firm), both co-locations shall comply with certain characteristics.

These agreements have no effect on the Company financial statements as of December 31, 2011 as they will apply these changes prospective in 2012.

21. DIFFERENCES BETWEEN MEXICAN FRS AND U.S. GAAP

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

	2009		2010		2011
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican FRS attributable to Alestra	Ps	. 291,465	Ps	. 357,497	Ps	. (85,560)

U.S. GAAP adjustments:
a) Severance payments		3,012		3,012		3,012
b) Deferred income tax		47,741		(1,063)		(2,585)
c) Pension and labor liabilities		(2,528)		10,406		(1,951)
d) Difference in interest expense from restructuring		324,608		—		—
d) Reversal of debt issuance costs, net of amortization		34,032		—		—
e) Fifth amendment effect on depreciation expense		(50,784)		—		—
Total U.S. GAAP adjustments		356,081		12,355		(1,524)

Net (loss) income under U.S. GAAP		647,546		369,852		(87,084)
f) Non controlling interest under U.S. GAAP		—		3		(33)

Net (loss) income under U.S. GAAP	Ps	. 647,546	Ps	. 369,855	Ps	. (87,117)

	2010		2011
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican FRS	Ps	. 2,667,794	Ps	. 2,477,354

U.S. GAAP adjustments:
a) Severance payments		(6,026)		(3,012)
b) Deferred income tax		4,844		1,062
c) Pension and labor liabilities		(6,694)		(4,657)

Total U.S. GAAP adjustments		(7,876)		(6,607)

Total stockholders’ equity under U.S. GAAP		2,659,918		2,470,747
f) Non controlling interest under U.S. GAAP		2		2

Total stockholders’ equity of Alestra under U.S. GAAP	Ps	. 2,659,920	Ps	. 2,470,749

Summary of the Company’s statement of changes in stockholders’ equity

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2010		2011
Balance at beginning of period	Ps	. 2,299,151	Ps	. 2,659,920
Net income for the year		369,855		(87,117)
Declaration of dividends		—		(105,460)
Effects from derivative financial instruments		(829)		829
Other adjustments		(2,595)		(215)
Pension adjustments		(5,662)		2,792

Balance at end of period	Ps	. 2,659,920	Ps	. 2,470,749

On December 1, 2003, the Company’s stockholders resolved to (i) reclassify the balance as of December 31, 2002 of the restatement of capital stock account into the variable portion of the capital stock in the amount of Ps. 5,026,512 and (ii) reduce the variable portion of the capital stock for Ps. 9,193,330 and Ps. 1,340,308 by reclassifying these amounts from the accumulated deficit account and the accumulated deficit from restatement account, respectively. As a consequence, the nominal value of the shares was proportionally reduced according to the ownership interest of each of the shareholders. These transactions did not represent a contribution or payment to the equity holders. For U.S. GAAP purposes, reclassifications of this nature are considered to be quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria are met. The Company does not comply with all the criteria and consequently, the stockholders’ equity under U.S. GAAP as of December 31, 2010 and 2011 is as follows:

	2010		2011
Capital stock	Ps	. 12,355,567	Ps	. 12,355,567
Accumulated losses		(9,695,649)		(9,884,820)

Total stockholders’ equity of Alestra		2,659,918		2,470,747

Non controlling interest		2		2

Total stockholders’ equity under U.S. GAAP	Ps	. 2,659,920	Ps	. 2,470,749

Condensed balance sheets and statements of income under U.S. GAAP

The following table presents condensed balance sheets and statements of income in constant Pesos, including all U.S. GAAP adjustments, as of December 31, 2010 and 2011 and for the three years then ended:

	2010	2011
Cash and cash equivalents	Ps. 486,224	Ps. 488,091
Restricted cash	378,207	408,698
Trade receivables, net	493,030	513,219
Other current assets	182,508	250,325

Total current assets	1,539,969	1,660,333
Property and equipment, net	5,077,968	4,650,316
Deferred charges and other assets, net	319,375	397,590
Deferred income tax	203,697	451,226

Total assets	Ps. 7,141,009	Ps. 7,159,465

Interest payable	Ps. 118,842	Ps. 133,473
Other current liabilities including the current portion of senior notes	1,467,450	1,474,184

Total current liabilities	1,586,292	1,607,657
11.750% Senior notes due 2014	2,471,420	2,795,740
Bank loans and notes payable	309,937	169,592
Estimated liabilities for seniority premiums and pension plans	113,440	115,727

Total liabilities	Ps. 4,481,089	Ps. 4,688,716

STOCKHOLDERS’ EQUITY:
Contributed capital	Ps. 12,355,567	Ps. 12,355,567
Accumulated losses	(9,695,649)	(9,884,820)

Total stockholders’ equity of Alestra	2,659,918	2,470,747
Non controlling interest	2	2

Total stockholders’ equity	2,659,920	2,470,749

Total liabilities and stockholders’ equity	Ps. 7,141,009	Ps. 7,159,465

	2009	2010	2011
Net revenues	Ps. 4,683,637	Ps. 4,570,282	Ps. 4,697,326
Cost of services ( excluding depreciation and amortization presented separately below)	(1,736,706)	(1,515,451)	(1,492,696)
Administrative, selling and other operating expenses	(1,530,690)	(1,568,336)	(1,628,456)
Depreciation and amortization	(904,294)	(866,661)	(1,009,188)

Operating income	511,947	619,834	566,986

Comprehensive financial result:
Interest income	17,591	10,901	9,007
Interest expense	(8,728)	(375,913)	(352,834)
Exchange (loss) gain	99,092	171,006	(328,775)
Effect of derivative financial instruments	(4,789)	1,164	(6,958)

	103,166	(192,842)	(679,560)

Debt issuance costs, net	14,802	—	—
Other expense, net	(52,209)	(22,345)	(50,921)

Net (loss) income before deferred income tax and asset tax	577,706	404,647	(163,495)
Income tax	69,840	(34,795)	76,411

Net (loss) income	647,546	369,852	(87,084)
Net income attributable to non controlling interest	—	3	(33)

Net (loss) income attributable to total Alestra	Ps. 647,546	Ps. 369,855	Ps. (87,117)

Revision of 2010 Reconciliation of principal differences between Mexican FRS and U.S. GAAP

The Company has revised its U.S. GAAP stockholders’ equity and net income and stockholders´ equity as of and for the year ended December 31, 2010. This revision was to correct a formula error in the calculation of the deferred tax U.S. GAAP adjustments in the reconciliation of net income and stockholders´ equity that resulted in the understatement of both net income and stockholders’ equity under U.S. GAAP. Management evaluated the impact of these adjustments under the guidance in ASC 250-10 (SEC Staff Accounting Bulletin No. 99 “Materiality”) and while this revision changes net income and stockholders’ equity under U.S. GAAP, it does not affect management’s previously issued disclosures regarding liquidity or its compliance with debt covenant ratio calculations. For this and other reasons, management has concluded that these adjustments are not considered to be material to its previously issued consolidated financial statements. In order to prevent a material misstatement in 2011 if recorded in such year, Management has chosen to revise its 2010 reconciliation of principal differences between Mexican FRS and U.S. GAAP in order to correctly reflect its 2010 net income and stockholders´ equity under U.S. GAAP.

Year ended December 31, 2010	As previously reported		Revision	As revised
Deferred Income Tax Adjustment in reconciliation of net income	Ps.	(12,218)	Ps. 11,155	Ps.	(1,063)
U.S. GAAP Net Income	Ps.	358,700	Ps. 11,155	Ps.	369,855
Deferred Income Tax adjustment in reconciliation of stockholders’ equity	Ps.	(6,311)	Ps. 11,155	Ps.	4,844
Deferred Income Tax Asset	Ps.	192,542	Ps. 11,155	Ps.	203,697
U.S. GAAP Total Stockholders’ Equity	Ps.	2,648,765	Ps. 11,155	Ps.	2,659,920

a) Severance payments

Effective January 1, 2006, the Company adopted the provisions of Mexican FRS D-3, which has subsequently been revised as of January 1, 2008. Under Mexican FRS, beginning in 2005, severance payments should be accounted in a manner similar to other post-retirement benefits. In 2005 the Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps. 24,666 over the remaining expected employee service period and consequently, as of December 31, 2009, 2010 and 2011 has recognized a total liability and charge to earnings of Ps. 3,012 each year. Prior to the adoption of revised Mexican FRS D-3, such severance costs were recognized as incurred. With the revision of Mexican FRS D-3 in 2008, the Company is now amortizing the actuarial determined severance liability over a period of 5 years.

Under US GAAP severance payments are recognize in accordance with ASC 712 “Compensation-non retirement post-employment benefits”. The transitional liability determined under Mexican FRS was recognized immediately in accordance with US GAAP

b) Deferred Income Taxes

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

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of U.S. GAAP adjustments, as of December 31, 2010 and 2011, are as follows:

2010

	Mex GAAP		U.S GAAP Adjustments		2010
Deferred tax asset:
Tax loss carryforwards	Ps.	33,925	Ps.	—	Ps.	33,925
Allowance for doubtful accounts		163,960		—		163,960
Costs and provisions		113,342		4,844		118,186

Total deferred tax assets		311,227		4,844		316,071

Deferred tax liabilities:
Property and equipment, and other assets, net		(68,785)		—		(68,785)
Prepaid expenses		(9,664)		—		(9,664)

Total deferred tax liabilities		(78,449)		—		(78,449)

Net deferred tax assets		232,778		4,844		237,622
Valuation allowance		(33,925)		—		(33,925)

Deferred income tax asset (liability), net	Ps.	198,853	Ps.	4,844	Ps.	203,697

2011

	Mex GAAP		U.S GAAP Adjustments		2011
Deferred tax asset:
Tax loss carryforwards	Ps.	25,721	Ps.	—	Ps.	25,721
Allowance for doubtful accounts		110,893		—		110,893
Property and equipment, and other assets, net		138,486		—		138,486
Costs and provisions		213,988		1,062		215,050

Total deferred tax assets		489,088		1,062		490,150

Deferred tax liabilities:
Property and equipment, and other assets, net		—		—		—
Prepaid expenses		(13,203)		—		(13,203)

Total deferred tax liabilities		(13,203)		—		(13,203)

Net deferred tax assets		475,885		1,062		476,947
Valuation allowance		(25,721)		—		(25,721)

Deferred income tax asset (liability), net	Ps.	450,164	Ps.	1,062	Ps.	451,226

For financial statement purposes, based on the weight of available evidence as of the balance sheet dates, valuation allowances were recognized as of December 31, 2010 and 2011, for the deferred assets that the Company considered were more likely than not to be realized in the future.

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

c) Pensions and labor liabilities

Due to the revision of Mexican FRS D-3, effective January 1, 2008, companies must now amortize transition obligations/benefits, unrecognized prior service costs/benefits and net gains and losses over a maximum period of 5 years. This change has resulted in an increase in net periodic pension expense under Mexican FRS and has created a difference of Ps. (10,406) and Ps. (1,730) for fiscal years 2010 and 2011 respectively.

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

Amount Recognized in Accumulated Other Comprehensive Income (“AOCI”)

(net of tax)	2010		2011
Net transition obligation	Ps.	6,180	Ps.	5,743
Prior service cost		(12,891)		(10,014)
Net gain		1,907		2,260

Total	Ps.	(4,804)	Ps.	(2,012)

AOCI Rollfoward (net of tax)

(net of tax)	2010		2011
AOCI at beginning of year	Ps.	(3,946)	Ps.	(4,804)
Occurring during the year:
Net loss (gain)		(1,560)		2,090
Amounts amortized during the year:
Net transition obligation		(438)		(438)
Prior service cost		1,140		1,140

AOCI at the end of the year	Ps.	(4,804)	Ps.	(2,012)

Pursuant to the requirements of U.S. GAAP, the following tables present a reconciliation of the beginning and ending balances the accumulated benefit obligation.

Seniority Premiums, Pension and Post-retirement Benefits

	2010		2011
Benefit obligation at beginning of year	Ps.	114,202	Ps.	113,440
Service cost		5,747		5,518
Interest cost		9,830		7,717
Actuarial loss (gain)		(216)		6,848
Benefits paid		(4,781)		(131)
Settlements		(11,342)		(17,665)

Benefit obligations at end of year	Ps.	113,440	Ps.	115,727
Plan assets		—		—
Funded status of the plan	Ps.	113,440	Ps.	115,727

d) Senior Notes

i) Effects of the restructuring of the Old Senior Notes

During November 2003, the Company restructured its outstanding senior notes (the “Old Senior Notes”). As a result of the restructuring of this debt, the Company extinguished, through debt and cash exchange offers, U.S. 232.9 million and U.S. 254.2 million of the debt bearing interest at rates of 12.125% and 12.625%, respectively, representing 85.5% of total Old Senior Notes. As part of the restructuring of its debt, the Company issued Ps. 4,008,509 (U.S. 304 million) new senior notes (the “8% Senior Notes due 2010”) with maturity in 2010 in exchange for Ps. 3,765,488 (U.S. 287 million) of Old Senior Notes and paid Ps. 1,443,219 (U.S. 110 million) as part of a cash offer to extinguish Ps. 2,624,033 (U.S. 200 million) of Old Senior Notes. Additionally, the Company paid Ps. 197,439,422 (U.S. 16,401,848) to holders of the Old Senior Notes, which did not accept the terms of debt restructuring of the Company, representing 14.5% value of the Old Senior Notes.

Under Mexican FRS, the effects of the restructuring were recorded as follows:

•	A gain of Ps. 958,753 is recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps. 939, 888 for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•

Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps. 129, 299 and the capitalization of Ps. 158,160 for the debt issuance cost of the 8% Senior Notes due 2010 amortized over the term of these Notes.

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

•

Debt issuance cost of Ps. 158,160 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps. 129,299 of the Old Senior Notes, have been amortized in the new term of the restructured notes.

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

•

The Company recognized a gain amounting Ps. 324,608, at the moment of the anticipated repayment of the 8% Senior Notes due 2010, related to the reversal of accrued and unpaid interest resulted from the debt restructuring of such notes.

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

As of December 31, 2010 and 2011, the non-controlling interest represents the effect of the U.S. GAAP adjustments in the Company’s subsidiaries.

g) Statement of Cash Flow

The statements of cash flow prepared in accordance with Mexican FRS for the years ending December 31, 2009, 2010 and 2011 presents the same information as that required under U.S. GAAP as interpreted by ASC 230, except for certain revisions between the operating, investing and financing sections as well as the recognition of the U.S. GAAP adjustments.

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

Presented below are statements of cash flow for the years ended December 31, 2009, 2010 and 2011 prepared, after considering the impact of U.S. GAAP adjustments.

	2009		2010		2011
OPERATING ACTIVITIES:
Net income (loss)	Ps.	647,546	Ps.	369,853	Ps.	(87,084)
Adjustments to reconcile net loss to cash flows used in operating activities:
Exchange (gain) loss		(99,092)		(171,006)		328,775
Depreciation and amortization		904,294		866,662		1,009,188
Allowance for doubtful accounts		(20,980)		(23,127)		10,229
Interest expense (income)		(215,948)		(8,547)		47,383
Deferred income tax		(157,845)		(93,457)		(248,975)
Others		20,335		7,734		25,085
Amortization of capitalized expenses derived from issuance of 8% Senior Notes due 2010		19,229		—		—
Changes in operating assets and liabilities:
Current assets		15,595		42,630		(105,126)
Current liabilities and other provisions		447,735		68,992		225,410

Net cash flows from operating activities		1,560,869		1,059,734		1,204,885

INVESTING ACTIVITIES:
Purchases of property and equipment		(808,373)		(656,937)		(510,945)
Restricted cash		(318,202)		(60,005)		(30,491)
Purchase of other assets		(107,275)		(93,224)		(129,968)

Net cash flows used in investing activities		(1,233,850)		(810,166)		(671,404)

FINANCING ACTIVITIES:
Bank loans and notes payable		2,936,768		263,384		—
Payments of bank loans, notes payable, capital leases and senior notes		(3,130,792)		(344,456)		(317,990)
Dividends paid		(64,490)		—		(221,517)

Net cash flows used in financing activities		(258,514)		(81,072)		(539,507)
Net effect of exchange loss on cash and cash equivalents		46,119		299		7,893

Decrease in cash and cash equivalents		114,624		168,795		1,867
Cash and cash equivalents, beginning of period		202,805		317,429		486,224

Cash and cash equivalents, end of period	Ps.	317,429	Ps.	486,224	Ps.	488,091

Interest and taxes paid:
Interest paid	Ps.	224,676	Ps.	384,459	Ps.	305,451

Income taxes paid	Ps.	75,404	Ps.	194,340	Ps.	209,074

h) Revision of U.S. GAAP Statement of Cash Flows

We have revised our consolidated Statements of cash flows for the year ended December 31, 2009 to present as operating cash flows, interest paid and as investing cash flows changes in restricted cash, that were incorrectly presented as financing and operating activities, respectively. Management evaluated the impact of these adjustments under the guidance in ASC 250-10 (SEC Staff Accounting Bulletin No. 99 “Materiality”) and while this revision shifts certain amounts within our cash flow Statements affecting the net cash flows from operating activities, the net cash flows from investing activities and the net cash flows from financing activities, it does not affect management’s previously issued disclosures regarding liquidity or our compliance with debt covenant ratio calculations. For this and other reasons, management has concluded that this revision is not material to our previously issued consolidated financial statements. Management has however chosen to revise its statements of cash flows as follows:

Year ended December 31, 2009	As previously reported		Revision		As revised
Net Cash flows from operating activities	Ps.	1,450,280	Ps.	110,589	Ps.	1,560,869
Net Cash flows used in investing activities		(898,585)		(335,265)		(1,233,850)
Net Cash flows used in financing activities		(483,190)		224,676		(285,514)

i) Fair Value

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

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

•	Level 1 – Quoted prices for identical instruments in active markets.

•

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3 – Significant inputs to the valuation model are unobservable.

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

All fair value adjustments as of December 31, 2010 represent assets or liabilities measured at fair value on a recurring basis and were calculated as follows:

	Balance at December 31, 2010		Quoted prices in active markets for identical assets		Significant other observable inputs		Significant unobservable inputs
			(Level 1)		(Level 2)		(Level 3)
Derivative financial instruments	Ps.	2,207	Ps.	—	Ps.	2,207	Ps.	—

Total	Ps.	2,207	Ps.	—	Ps.	2,207	Ps.	—

Derivative financial instruments are valued using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign exchange rates. The Company classifies these instruments within Level 2 of the valuation hierarchy. Such derivatives are exchange rate forward cash flow hedges.

Long-lived Assets

Long-lived assets, including real estate, may be measured at fair value if such assets are held for sale or when there is a determination that the asset is impaired. The determination of fair value is based on the best information available, including internal cash flow estimates discounted at an appropriate interest rate, quoted market prices when available, market prices for similar assets and independent appraisals, as appropriate. For real estate, cash flow estimates are based on current market estimates that reflect current and projected lease profiles and available industry information about expected trends in rental, occupancy and capitalization rates. For the years ended December 2010 and 2011, there were no adjustments to long-lived assets.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alestra, S. de R.L. de C.V.

By:	/s/ Bernardo García Reynoso
Bernardo García Reynoso
Chief Financial and Administrative Officer

Date: April 20, 2012