Form 20-F
period 2012-12-31
ALESTRA
filed 2013-04-30
CIK 1098504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

☐  Large accelerated filer   ☐  Accelerated filer   ☒  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐  U.S. GAAP   ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board   ☐  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):   Yes  ☐   No  ☒

In this annual report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”).

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates forward-looking statements. These statements relate to our future prospects, developments and business strategies and are identified by our use of terms and phrases such as “anticipate,” “believe,” “could,” “would,” “will,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “goals,” “target,” “strategy” and similar terms and phrases, and may include references to assumptions.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, regional, national or global economic, business, market and regulatory conditions, and the following:

•	general economic conditions in the United States of Mexico (“Mexico”), the United States of America (“U.S.”) and any significant economic or political developments in those countries;
•	the competitive nature of providing information technology (“IT”), data, internet, local and long distance telephone services;
•	our ability to attract new customers;
•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;
•	views of regulators in connection with the validity of our concessions or interpretations that result in the revocation or non-extension of concessions;
•	the risks associated with our ability to implement our strategy;
•	customer turnover;
•	declining rates for long distance traffic;
•	technological innovations;
•	our need for substantial capital;
•	performance of financial markets and our ability to refinance our financial obligations when they come due;
•	our ability to service our debt;
•	limitations on our access to sources of financing on competitive terms;
•	currency exchange rates, including the Mexican Peso/U.S. dollar exchange rate;
•	changes in our costs of doing business, including, but not limited to, costs associated with billing and collection, marketing and sales, and personnel training and travel expenses;
•

changes in the applicable fixed-to-mobile and long-distance termination rates, including legal challenges that could materially delay or cancel any benefits arising from new resolutions from the regulatory authorities;

•	changes in the policies of central banks and/or foreign governments; and
•	other factors described under “Risk Factors” and elsewhere in this annual report.

Should one or more of these factors or situations materialize, or should the underlying assumptions prove to be incorrect, the actual results may differ considerably from those that are described, foreseen, considered, estimated, expected, predicted or intended in this annual report.

These forward-looking statements speak only as of the date of this annual report and we undertake no obligation to update our forward-looking statements or risk factors to reflect new information, future events or otherwise. Additional factors affecting our business emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of all such factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Although we believe that the plans, intentions and expectations reflected in or suggested by such forward looking statements are reasonable, we cannot assure you that those plans, intentions or expectations will be achieved. In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future. All written, oral and electronic forward-looking statements attributable to us or to the persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. See Item 5, “Operating and Financial Review and Prospects.”

Item 1 | Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2 | Offer Statistics and Expected Timetable

Not applicable.

Item 3 | Key Information

A. Selected Financial Data

The following tables set forth summary historical financial data for Alestra and its consolidated subsidiary. The financial information presented as of December 31, 2012 and 2011, and January 1, 2011 and for the fiscal years then ended was derived from our audited consolidated financial statements included elsewhere in this annual report.

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS include all International Accounting Standards (“IAS”) effective at December 31, 2012, as well as the related interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), including those previously issued by the Standing Interpretations Committee (“SIC”). In previous years, our financial statements were prepared in accordance with Mexican Financial Reporting Standards (“MFRS”). Beginning January 1, 2012, we discontinued using MFRS and began using IFRS for financial reporting purposes.

The following data should be read in conjunction with, and is qualified in its entirety by reference to, Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

We applied the accommodation provided by the Securities and Exchange Commission (the “SEC”) in respect of first-time application of IFRS, and the following information is limited to our selected consolidated financial information as of and for the years ended December 31, 2012 and 2011, only. We use “Ps.” and “Pesos” to refer to Mexican Pesos throughout this document.

	For the year ended December 31,

STATEMENT OF OPERATION	2012	2011
	(In millions of Mexican pesos)
Revenues

Enterprise Segment	Ps. 4,414.4	Ps. 4,421.2

Other Segments	219.9	276.2

Total	4,634.3	4,697.3

Cost of services (excluding depreciation and amortization)

Enterprise Segment	(1,391.0)	(1,088.9)

Other Segments	(101.7)	(50.0)

Total	(1,138.9)	(1,492.7)

Administration and selling expenses	(1,690.4)	(1,632.6)

Depreciation and amortization (1)	(833.2)	(1,008.1)

Other expenses (Net)	(12.9)	(31.2)

Operating income	959.0	532.7

(1)

In the financial statements, depreciation and amortization is allocated to cost of services ($744,398 in 2012 and $900,834 in 2011) and administrative and selling expenses ($88,766 in 2012 and $107,254 in 2011) as applicable, in accordance to the items to which it is attributable.

	For the year ended December 31,

	2012	2011
	(In millions of Mexican pesos)

Finance income	Ps. 215.8	Ps. 9.0

Finance cost	(348.6)	(690.0)

Finance result, net	(132.9)	(681.0)

Share of loss of associate accounted for using the equity method	(0.1)	(0.1)

Profit (loss) before income tax	826.0	(148.4)

Income tax (expense) benefit	(185.0)	61.5

Consolidated net income (loss)	641.0	(86.9)

		As of December 31,	As of January 1st,

BALANCE SHEET	2012	2011	2012
	(In millions of Mexican pesos)

Cash and cash equivalents	Ps. 410.5	Ps. 488.1	Ps. 486.2

Trade and other receivables, net	622.4	631.5	605.9

Other current assets	188.7	132.0	69.6

Total current assets	1,221.5	1,251.6	1,161.8

Restricted cash and cash equivalents	424.5	408.7	378.2

Property, plant and equipment, net	4,942.2	4,816.3	5,245.1

Intangible assets, net	315.9	257.7	227.4

Deferred income tax assets	386.8	414.7	180.7

Other non-current assets	54.6	74.7	15,8

Total non-current assets	6,124.0	5,972.1	6,047.3

Total Assets	7,345.5	7,223.8	7,209.0

Current debt	120.8	187.5	335.8

Trade and other payables	698.7	842.2	795.6

Total current liabilities	819.5	1,029.8	1,131.4

Non-current debt	2,579.7	2,922.6	2,732.4

Provisions	716.1	577.9	454.9

Employee benefits obligations	99.9	80.5	85.5

Total non-current liabilities	3,395.7	3,581.1	3,272.6

Total Liabilities	4,215.1	4,610.8	4,404.0

Common stock	1,181.3	1,181.3	1,181.3

Retained earnings	1,949.0	1,431.6	1,623.8

Total equity attributable to parent company owners	3,130.4	2,612.9	2,805.1

Total Equity	3,130.4	2,612.9	2,805.1

Total Liabilities and Equity	Ps. 7,345.5	Ps. 7,223.8	Ps. 7,209.0

	As of December 31,

CASH FLOW DATA:	2012	2011
	(In millions of Mexican pesos)

Operating activities	Ps. 1,589.3	Ps. 1,503.7

Investing activities	(1,028.7)	(649.3)

Financing activities	(663.3)	(845.0)

OTHER FINANCIAL/OPERATING DATA:

Capital expenditures	895.2	897.4

Minutes of traffic, long distance (millions)	1,346	1,397

Employees (1)	1,742	1,669

On-net customer locations — type I (2)	8,802	7,010

On-net customer locations — type II (3)	6,999	7,830

Customer access circuits — E0 equivalents (4)	1,136	925

(1)	Actual number of employees, not in millions.

(2)	Represents actual number of discrete customer locations that are connected to our network via dedicated company-owned access circuits, both fiber-optic and wireless.

(3)	Represents actual number of discrete customer locations that are connected to our network via dedicated access circuits leased from third-party carriers.

(4)

In thousands of total E0 equivalents of customer access circuits providing IT, data, internet and local services. E0 is a standardized measure of circuit capacity of 64 kilobits per second adopted by the International Telecommunication Union Telecommunication Standardization Sector (ITU-T) that is widely used in most countries outside the United States, Canada and Japan.

Exchange Rate Information

On December 21, 1994, Banco de México implemented a floating foreign exchange rate regime under which the Mexican Peso is allowed to float freely against the U.S. Dollar and other foreign currencies. Banco de México typically intervenes directly in the foreign exchange market only to reduce what it deems to be excessive short-term volatility. Since the middle of 2003, Banco de México has been conducting auctions of U.S. Dollars in an attempt to reduce the levels of its foreign reserves. Banco de México conducts open market operations on a regular basis to adjust the size of Mexico’s monetary base. Changes in Mexico’s monetary base have an impact on the exchange rate. Banco de México may increase or decrease the reserve of funds that financial institutions are required to maintain. If the reserve requirement is increased, financial institutions are required to allocate more funds to their reserves, which will in turn reduce the amount of funds available for operations. This causes the amount of available funds in the market to decrease and the cost, or interest rate, to obtain funds increases. The opposite happens if reserve requirements are lowered. This mechanism, known as “corto” or “largo,” as the case may be, or more formally “the daily settlement balance target,” represents a mechanism used by Banco de México to adjust the level of interest and net foreign exchange rates.

We cannot assure you that Banco de México will maintain its current policies with respect to the Mexican Peso or that the Mexican Peso will not depreciate significantly in the future. Additionally, in the event of shortages of foreign currency, we cannot assure you that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations, if any, would continue to be available without substantial additional cost.

This annual report contains translations of certain Mexican Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the Mexican Peso amounts actually represent such U.S. Dollar amounts or could be converted into U.S. Dollars at the specified rate or at all.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates, as provided by The Federal Reserve Bank of New York expressed in nominal Mexican Pesos per U.S. dollar.

	Noon Buying Rate

	(Peso per Dollar)

Year	High	Low	Average(1)	Period End

2008	13.94	9.92	11.21	13.83

2009	15.41	12.63	13.52	13.06

2010	13.19	12.16	12.64	12.38

2011	14.25	11.51	12.46	13.95

2012	14.37	12.63	13.14	12.96

Month

September 2012	13.18	12.74	12.92	12.86

October 2012	13.09	12.71	12.90	13.09

November 2012	13.25	12.92	13.06	12.92

December 2012	13.01	12.72	12.87	12.96

January 2013	12.79	12.59	12.70	12.73

February 2013	12.88	12.63	12.72	12.78

March 2013	12.80	12.32	12.50	12.32
(1)	Yearly basis on average of month-end rates and monthly basis on average of day-end rates.

On April 26, 2013, the noon buying rate as provided by The Federal Reserve bank of New York was Ps. 12.1786 per U.S. $1.00.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following discussion of risks, as well as all the other information presented in this annual report. These risks are not the only risks that affect our business. Additional risks that are presently unknown to us or that we currently deem immaterial may also impair our business. Any of the following risks, if they actually occur, could materially and adversely affect our business, results of operations, financial condition and prospects.

Risks Relating to Our Business

Weakening global economic conditions and downturns in the Mexican economy may adversely affect our business, results of operations and financial condition.

The majority of our customers are Mexican companies or individuals and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our business, results of operations and financial condition are dependent upon the level of economic activity in Mexico and the general performance of the Mexican economy. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of individuals and companies therein. Accordingly, declines in our customers’ spending could have additional negative effects on our revenues. The weakening of the global economy, particularly the U.S. economy, could have a negative impact on the Mexican economy. Economic slowdowns in Mexico may have, and in the case of the recent slowdown, have had, additional consequences that impact our business. We also face risks associated with the impact of economic downturns on third parties, such as suppliers, financial institutions and other parties with which we do business. If these parties experience negative effects on their businesses due to the economic slowdown, it could negatively affect our business, results of operations and financial condition. See also “—Risks Relating to Mexico—Mexican Federal Government policies or regulations, as well as economic, political and social developments in Mexico, could adversely affect our business, financial condition, results of operations and prospects and “—Risks Relating to Mexico—Developments in other countries could adversely affect the Mexican economy, our business, financial condition and results of operations”

Our level of indebtedness could affect our ability to operate and develop our business or service our debt, including our notes.

We currently have a significant amount of debt, and we may incur additional debt in the future. As of December 31, 2012, we had a consolidated total indebtedness of Ps. 2,700.4 million. Our significant level of debt could have important consequences, including:

—	requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on our debt, therefore reducing the funds available to us for our operations;
—

limiting our flexibility in planning for, or reacting to, changes in our business and our industry because our available cash flow after paying principal and interest on our debt may not be sufficient to make the expenditures necessary to address these changes or to take advantage of future potential acquisition opportunities;

—

increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying principal and interest on our debt;

—	limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, new investments and general corporate requirements;
—	making it difficult for us to refinance our indebtedness on favorable terms or at all; and

—

placing us at a competitive disadvantage to other relatively less leveraged competitors that have more cash flow available to fund working capital, capital expenditures and general corporate requirements.

Although the indenture governing our outstanding notes contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to qualifications and exceptions, and the indebtedness that we may incur in compliance with these restrictions could be substantial.

Telmex dominates the telecommunications market in Mexico, and we depend on Telmex to offer our own services.

Teléfonos de México S.A.B. de C.V. (“Telmex”) exerts significant influence on all aspects of the telecommunications market in Mexico, including interconnection, on which we depend to service most of our customers. Telmex is well capitalized and has substantially greater financial, technical and marketing resources, larger customer bases and more established relationships in the telecommunications industry than we do. With these advantages, and as the dominant provider of telecommunications services in Mexico, Telmex has a significant competitive advantage over us. If Telmex were to engage in price squeezing or predatory pricing, we would be unable to competitively price our services and could experience significant loss in market share and revenues.

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

Our domestic and international long distance services accounted for 18.2% of our revenues in 2012 and 20.3% of our revenues in 2011. Average prices for domestic long distance calls in Mexico declined more than 80% in real terms from December 1997 to December 2012. Since there is an oversupply of fiber optic capacity, our competitors can increase their long distance traffic volumes without incurring any significant costs other than those related to the acquisition of customers. If our competitors continue to attempt to increase market share by reducing the price they charge for long distance calls, we expect that our revenues will continue to decrease as our customers switch to our competitors, or as we are forced to reduce our rates to remain competitive. Our revenues from long distance services may continue to decline as a result of severe competition and the oversupply of fiber optic capacity.

Our ability to generate positive cash flow will depend on our ability to successfully compete in the IT, local, data and internet services market in Mexico.

As a result of our decreasing revenues from long distance services, we have been refocusing our resources and marketing efforts on capturing future growth in IT, local, data and internet related services in Mexico. This strategy possesses many risks, including but not limited to:

—	the continuous, rapid and significant changes in technology and new products in the IT, data and internet services market and our inability to access alternative technology;
—	the high level of capital expenditures required to provide IT, data and internet services to business customers and to keep abreast of technological changes;
—	the highly competitive nature of the IT, data and internet services market;
—

the superior competitive position of some of our competitors, including Telmex, which is the dominant provider of telecommunications services in Mexico and which may be better positioned to offer business clients, our primary target market, bundled data and voice services at lower prices;

—	the limited flexibility of the telecommunications regulatory framework to address technological change;
—	new competition from cable TV and terrestrial microwave TV providers, who provide data voice services and internet broadband services to the Mexican public; and
—

the development of wireless technologies in Mexico, which could allow our competitors to capture even more of the broadband services market and more spectrum in case the regulator decides to auction available frequencies without certain limitations to those who already have spectrum.

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

As a result of technological advances and regulatory changes, cable network operators entered the Mexican telecommunications market with bundled and convergent services, increasing the level of competition. Several cable network providers have amended their concessions to offer telephone services. In addition, since the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes or “SCT”) has not been able to enforce regulations to stop the illegal provision of telecommunication services by entities without concessions, several international telecommunication providers target the Mexican market to illegally offer telecommunication services.

The Mexican telecommunications market is already a highly concentrated market characterized by declining prices and reduced margins, and if new market participants were to enter the market, it could result in price wars as Telmex, the current de facto significant market power player, would attempt to maintain its dominant market position. If there are further declines in the price of telecommunication services in Mexico, we will be forced to competitively react to those price declines by lowering our margins, or we would risk losing additional market share, which would adversely affect our results of operations and financial condition.

Our ability to generate sufficient revenues to ensure our viability is partly dependent on factors beyond our control.

Our ability to generate sufficient revenues depends on our ability to attract and retain customers. This in turn depends on our ability to penetrate our target markets and to maintain competitive prices. In addition, the development of our business is affected by factors that we have limited influence on or that are outside of our control, including:

—	general economic conditions in Mexico, the United States and the rest of the world;
—	the development and effects of Mexico’s telecommunications regulatory environment;
—	anti-competitive practices by our competitors;
—	the growth of the telecommunications market in Mexico;
—	the availability, quality and cost offered to customers of competing services; and
—	churn rates and customer attrition.

Technological advances may require us to make significant expenditures to maintain and improve the competitiveness of our service offerings.

The telecommunications industry is subject to continuous, rapid and significant changes in technology and introductions of new products and services. These include evolving industry standards, ongoing improvements in the capacity and quality of digital technology and other related technology, shorter development cycles for new products, enhancements and changes in end-user needs and preferences, and continuing developments of alternative technologies in mobile and fixed-line telephony, high-speed data communications, satellite direct services and internet related services. We expect that new services and technologies applicable to our market will continue to emerge and we cannot predict the effect of technological changes on our business. For example, the Internet represents an increasingly important medium for voice communication and may displace traditional long distance services, which represent an important part of our business. Our competitors may implement superior new technologies, allowing them to provide lower priced or higher quality services than we do. Any such new service offerings may:

—	adversely affect our competitive position;
—	render certain of our current businesses obsolete; or
—	require significant capital expenditures for which we may be unable to obtain additional financing.

Our telecommunications network infrastructure is the source of nearly all of our revenues.

Our network is the source of nearly all of our revenues. While to date we have not experienced any serious technical problems or damage, if our network suffered technical problems or damage, our ability to provide telecommunications services to our customers would be impaired, which could cause us to lose customers and would adversely affect our revenues and results of operations.

We have not been able to reach an agreement with Telmex regarding interconnection rates for 2008, 2009, 2010, 2011, 2012 and 2013, and Telmex has disputed the Cofetel resolutions on such rates.

We have not yet reached an agreement with Telmex regarding interconnection rates for 2008, 2009, 2010, 2011, 2012 and 2013. Although the Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) has issued resolutions regarding the rates to be applied between 2008 and 2011, Telmex has disputed all the resolutions. As of December 31, 2012, the amount under dispute was Ps. 724.4 million, out of which Ps. 376.8 million has been deposited in an escrow account with a Mexican trustee and is expressed in our consolidated financial statements as restricted cash. Ps. 78.1 million of the total provision has actually been paid to Telmex and Ps. 285.7 million has been objected to and retained by Alestra, as established in the agreements executed among the parties. In March, 2013 the 13th Federal Tribunal (Décimo Tercer Tribunal Colegiado de Circuito) announced its final judgment with regards to the 2009 rates dispute against Telmex, by which, among others, the interconnection rates issued by Cofetel were confirmed resulting in a favorable judgment for Alestra. In April 2013, we received the official legal notification of the ruling; therefore, we have requested the refund of the amount deposited in the escrow account corresponding to the dispute on interconnection rates for 2009 along with its corresponding interest. We believe this ruling will enhance the outcome of all other interconnection disputes. As of April 30, 2013, our management is in the process of determining the impact of this ruling on its financial statements.

The termination of the AGN Agreement may impair our ability to meet our dollar-denominated obligations without incurring currency exchange risk.

As of December 31, 2012, all of our debt was dollar-denominated. In the past, we relied on the provision of AT&T Global Services under the AT&T Global Network Cooperation Agreement, dated July 1, 2010 between Alestra, S. de R.L. de C.V. and AT&T (the “AGN Agreement”) to meet our dollar-denominated obligations without significant currency exchange risk, since most of our revenues from those services were dollar-denominated. On October 1, 2011, however, we ceased to provide AT&T Global Services after the termination of the AGN Agreement. If we are unable to find alternative dollar-denominated sources of funding, we may be unable to meet our dollar-denominated debt and other obligations without incurring significant currency exchange risk. See also “—Risk Relating to Mexico—Changes in the relative value of the Mexican Peso to the U.S. Dollar may have an adverse effect on us”

A significant portion of our business comes from one customer.

Although we no longer provide AT&T Global Services as a result of the AT&T Transactions (as described in Item 4, “Information on the Company”), on October 1, 2011, we executed commercial agreements with AT&T Global Network Services Mexico S. de R.L. de C.V. (“AGNS México”) pursuant to which we provide AGNS México certain telecommunication services in order to allow AGNS México to provide AT&T Global Services directly to their customers in Mexico. Revenues from these commercial agreements have, and are expected to continue to, partially offset the loss of revenues from AT&T Global Services. 15% of our total revenue for 2012 was attributable to revenue from AT&T pursuant to such agreements. The revenue from these agreements is expected to decline in the future as prices decrease and to the extent AT&T migrates such services to other networks. In the event AT&T reduces or terminates its purchases from us under the commercial agreements, as permitted under such agreements, our revenue, financial condition and results of operations could be adversely affected.

We are controlled by Alfa, whose interests may not be aligned with ours.

We are indirectly owned 100% by Alfa. As such, Alfa has and will continue to have the power to control our affairs and operations. Alfa also controls the election of our board of directors, the appointment of our senior management, and our entering into mergers, acquisitions and other extraordinary transactions. All of our directors are designated by Alfa. So long as Alfa controls us, it will continue to be able to strongly influence and effectively control decisions by our board and senior management team.

We have entered into and expect to continue entering into transactions with Alfa and its affiliates, including contracts for administrative and corporate services. Many of these transactions occur in the ordinary course of business. Transactions with affiliates may create the potential for conflicts of interest.

We recently began preparing our financial statements in accordance with IFRS and, as a result, some of our financial data is not easily comparable from period to period.

On January 1, 2012, we began preparing our financial statements, in accordance with IFRS. Prior to and including the year ended December 31, 2011, we prepared our financial statements under MFRS. Our financial data as of December 31, 2012 and 2011 presented in this annual report is derived from our Consolidated Financial Statements prepared in accordance with IFRS. Because IFRS differs in certain significant respects from MFRS, our MFRS financial information is not directly comparable to our IFRS financial information. The lack of comparability of our financial data may make it difficult to gain a full and accurate understanding of our operations and financial condition.

It may be difficult to enforce civil liabilities against us or our directors and executive officers.

We are organized under the laws of Mexico. All of our directors and officers reside outside the United States. Substantially all of the assets of such persons are located in Mexico. Furthermore, all of our assets are located in Mexico. As a result, it may be difficult for you to effect service of process within the United States or in any other jurisdiction outside of Mexico upon these persons or to enforce against them or us, in any jurisdiction outside of Mexico, judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the federal and state securities laws of the United States. No bilateral treaty is currently in effect between the United States and Mexico that covers the reciprocal enforcement of foreign judgments. We have been advised that there is doubt as to the enforceability, in Mexican courts, in original actions or in actions for enforcement of judgments obtained in courts of jurisdictions outside of Mexico, of civil liabilities under the laws of any jurisdiction outside of Mexico, including any judgment predicated solely upon the federal and state securities laws of the United States.

Risks Relating to the Mexican Regulatory Environment

Our results of operations and ability to meet our dollar-denominated obligations are affected by reductions of international settlement rates and Mexican currency devaluation.

Our revenues from international long distance service reflect amounts earned from our customers and our proportion of all settlement payments received from foreign carriers, as well as other international non direct-dialed calls. A portion of all settlement revenues from foreign carriers is paid in U.S. dollars and accounted for 3.9% in 2009, 2.1% in 2010, 1.1% in 2011 and 0.8% in 2012. Settlement agreements, principally with AT&T, govern our payment rates to foreign carriers for the use of their facilities in interconnecting international calls billed in Mexico and the rates foreign carriers must pay to use our facilities for interconnecting calls billed abroad, but terminating in Mexico.

Since 1997, the international settlement rates applicable to U.S.-originated international calls have been decreasing and may decrease further. Most of our traffic exchanged with foreign carriers in 2011 and 2012 was traffic originated in the United States. Therefore, such reduction has adversely affected our results. Any further reduction in international settlement rates attributable to U.S.-originated international calls would result in a further decrease in dollar-denominated settlement amounts payable to us by U.S. carriers. If our dollar-denominated revenues decrease and we do not experience an offsetting increase in volume, we may be unable to meet our dollar-denominated debt and other obligations without incurring currency exchange risk.

Devaluation of the Mexican Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations, since fixed interconnection tariffs have been established in U.S. dollars and our domestic services are charged in Mexican Pesos.

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

Notwithstanding the foregoing, a recent initiative passed by the Mexican executive branch and the Mexican Congress, and expected to be published in the near term, will amend the Mexican Constitution, resulting in the biggest change in decades in the country’s telecommunication sector, seeking to give the state enough power to guarantee competition and end monopolistic practices in the industry. The bill also ends the current 49% limit on foreign investment in fixed-line telephony, and raises the foreign ownership cap for television to 49%. In this regard, if the bill is approved in its current terms, the risk related to foreign investment restrictions will no longer be applicable.

Our public telecommunications network concession and wireless concessions are subject to revocation in several circumstances, and the Mexican federal government may expropriate or temporarily seize our concessions.

The Federal Telecommunications Law and other applicable laws provide that each of our concessions will terminate upon certain circumstances, including, without limitation, (i) revocation, (ii) governmental taking, (iii) expiration of the term of the concession, (iv) liquidation or bankruptcy or (v) relinquishment. If we are unable to operate under our concessions, we will not be able to generate any revenues with respect to such concessions, and to operate our business.

Moreover, the Mexican federal government, through SCT or otherwise, could expropriate or temporarily seize our telecommunications public network concession or wireless concessions, or all or a portion of our assets related to our telecommunications public network concession or wireless concessions, in the event of a natural disaster, war, significant public disturbance or threats to internal peace and for other reasons related to preserving public order and the national economy.

If the Mexican federal government were to expropriate or temporarily seize our assets, it would have to indemnify us for all direct losses and damages. Applicable law is relatively ambiguous in respect of the causes for expropriation or temporary seizure, and there is uncertainty in respect of the amount and timing of the applicable compensation. An expropriation or temporary seizure of our concessions would have a material adverse effect on our business, financial condition and results of operations, and may result in our inability to continue to operate our business.

We cannot assure you that we will be able to renew our wireless and public telecommunications network concessions on terms as favorable as those currently in effect or at all.

We currently hold four wireless concessions and one public telecommunications network concession from the Mexican federal government. Our point-to-point and point-to-multipoint wireless concessions will terminate in 2018 and our public telecommunications network concession will terminate in 2025. Although the term of our public telecommunications network concession may be extended for a period equivalent to the initial 30-year term for which it was originally granted, we cannot assure you that such concession could be renewed on term as favorable as those currently in effect. In addition, we cannot assure you whether the SCT will renew the terms and conditions of our wireless concessions or if the SCT will award the wireless concessions through a new bidding process. In either case, we cannot guarantee that such concessions could be renewed or that new concessions could be obtained by us on terms as favorable as those currently in effect.

If we are not able to renew or obtain new wireless concessions, we will need to substitute the radio links with other facilities of our own or lease from other carriers to provide last mile access to our customers.

We are subject to different corporate disclosure and accounting standards than U.S. companies.

As a foreign private issuer, investors may not be able to obtain as much publicly-available information about us as they would about U.S. issuers of publicly traded securities. In addition, up to December 31, 2011, we prepared our consolidated financial statements in accordance with MFRS, which differs from U.S. GAAP and IFRS in certain significant respects. Therefore, potential investors may not be able to easily ascertain the risks facing us as they would if we were a U.S. company.

Risks Relating to Mexico

Mexican federal governmental policies or regulations, as well as economic, political and social developments in Mexico, could adversely affect our business, financial condition, results of operations and prospects.

We are a Mexican corporation and a significant portion of our assets are located in Mexico. As a result, our business, financial condition, results of operations and prospects are subject to political, economic, legal and regulatory risks specific to Mexico. The Mexican federal government has exercised, and continues to exercise, significant influence over the Mexican economy and the Mexican telecommunications market. Accordingly, Mexican federal governmental actions, fiscal and monetary policy and regulation of the Mexican telecommunications industry could have an impact on Mexican private sector entities, including our company. Although the Mexican government has pursued policies of economic liberalization and deregulation in the Mexican economy and in the Mexican telecommunications industry in the past decade, a significant change in those policies may hurt business and economic conditions in Mexico in general and our business in particular. If there were instability or other events that adversely affect the Mexican telecommunications industry, the Mexican government could reverse its economic policies of liberalization in the Mexican telecommunications market. As we are a competitive provider of telecommunications services in Mexico, we believe that any reversal of the Mexican liberalization policies in the Mexican telecommunications market would restrict our ability to expand our market share in the voice, IT, data and internet services market. We do not have and do not intend to obtain political risk insurance.

We cannot predict the impact that political conditions will have on the Mexican economy. Furthermore, our business, financial condition, results of operations and prospects may be affected by currency fluctuations, price instability, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico, over which we have no control.

We cannot assure you that changes in Mexican federal governmental policies will not adversely affect our business, financial condition, results of operations and prospects.

Following Mexico’s President election in 2012, the Mexican Congress became politically divided, as his political party Partido Revolucionario Institucional, or PRI, does not have majority control. The lack of alignment between the legislature and the President could result in deadlock and prevent the timely implementation of political and economic reforms, which in turn could result in postponing any possible benefit in favor of Alestra that may arise from any such reforms. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects.

Mexico has recently experienced periods of violence and crime due to the activities of drug cartels. In response, the Mexican government has implemented various security measures and has strengthened its police and military forces. Despite these efforts, drug-related crime continues to exist in Mexico. These activities, their possible escalation and the violence associated with them may have a negative impact on the Mexican economy or on our operations in the future. The social and political situation in Mexico could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects.

Mexico may experience high levels of inflation in the future, which could adversely affect our business, results of operations and financial condition.

Mexico has a history of high levels of inflation and may experience high inflation in the future. Historically, inflation in Mexico has led to higher interest rates, depreciation of the Mexican Peso and the imposition of substantial government controls over exchange rates and prices, which at times has adversely affected our operating revenues and margins. The annual rate of inflation for the last three years, as measured by changes in the National Consumer Price Index (Índice Nacional de Precios al Consumidor or “NCPI”), as provided by Banco de México, was 3.6% in 2012 and 3.8% in 2011. Although inflation is less of an issue today than in past years, we cannot assure you that Mexico will not experience high inflation in the future, including in the event of a substantial increase in inflation in the United States.

High levels of inflation would cause our operating costs to increase while the rates we charge for our services, due to the competitive environment and regulatory structure, might not. Most of our operating expenses are based on short-term contracts which may be subject to inflationary pressures, while the rates we charge our business customers for our services are either fixed by long-term contract, or effectively limited by the competitive nature of the market. Telmex, with a dominant market share, is able to set an effective cap on the prices at which we can sell our services. During most of the 1980s and during 1995, Mexico experienced periods of very high levels of inflation. Inflation has led to high interest rates, devaluations of the Mexican Peso and, during the 1980s, substantial government controls over exchange rates and prices. Any return to prior high rates of inflation could adversely affect our business, results of operations and financial condition.

Developments in other countries could adversely affect the Mexican economy, our business, financial condition and results of operations.

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, for example, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the United States securities markets. Credit issues in the United States have resulted in significant fluctuations in the financial markets.

In addition, in recent years economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of NAFTA and increased economic activity between the two countries. Therefore, adverse economic conditions in the United States, the termination or re-negotiation of NAFTA or other related events could have a significant adverse effect on the Mexican economy. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not adversely affect our business, financial condition or results of operations.

Changes in the relative value of the Mexican Peso to the U.S. Dollar may have an adverse effect on us.

Currently, the peso-dollar exchange rate is determined on the basis of the free market float in accordance with the policy set by Banco de México. There is no guarantee that Banco de México will maintain the current exchange rate regime or that Banco de México will not adopt a different monetary policy that may affect the exchange rate itself or our ability to exchange Mexican Pesos into foreign currencies, including the U.S. Dollar. Any change in the monetary policy, the exchange rate regime or in the exchange rate itself, as a result of market conditions over which we have no control, could have a considerable impact, either positive or negative, on our business, financial condition and results of operations.

The Mexican Peso has been subject to significant devaluations against the U.S. Dollar and may be subject to significant fluctuations in the future. Since 2008, as a result of the negative economic conditions in the United States and in other parts of the world, local and international markets have experienced high volatility, which contributed to the devaluation of the Mexican Peso. The Mexican government has implemented a series of measures to limit the devaluation of the peso and stabilize the local economy. However, we cannot assure you that such measures will be effective or ongoing or predict how they will impact the Mexican economy.

Changes in the value of the Mexican Peso relative to the U.S. dollar have adversely affected and may continue to adversely affect our financial condition and results of operations. All of our indebtedness and a portion of our trade payables are denominated in U.S. dollars, while a majority of our revenues and operating expenses are denominated in Mexican Pesos. For example, the 13.1% currency depreciation of the Mexican Peso against the U.S. dollar that occurred in 2011 resulted in an exchange loss of Ps. 328.8 million and the 6.9% currency appreciation of the Mexican Peso against the U.S. Dollar that occurred in 2012 resulted in an exchange gain of PS. 194.7 million.

Continued devaluation of the Mexican Peso relative to the U.S. dollar would adversely affect our ability to meet our U.S. dollar-denominated trade and financial obligations, including our notes, and to make additional capital expenditures.

The Recent Constitutional Bill Passed by the Mexican Federal Congress May Have an Adverse Effect on Our Business, Results of Operations and Financial Condition

The new telecommunications bill recently passed by the President of Mexico and the Mexican Congress will amend the Mexican Federal Constitution with respect to the telecommunications and broadcasting industries, seeking to strengthen competition and telecommunications authorities (the “Telecom and Antitrust Bill”).

The Telecom and Antitrust Bill permits 100% foreign ownership in satellite and telecommunications services, lifting the current restrictions, subject to reciprocity of the originating foreign investment country.

Lifting foreign ownership restrictions could result in increased competition in our market. Such competition may results in us reducing prices we can charge and may lead to a loss in market share, which could have an adverse effect on our business, results of operations and financials condition.

Item 4 | Information on the Company

A. History and development of the company

Our legal and commercial name is Alestra, S. de R.L. de C.V. We were incorporated on October 13, 1995. We are a sociedad de responsabilidad limitada de capital variable (limited liability variable capital company) organized under the laws of Mexico for a term of 99 years. Our principal executive office is located at Avenida Lázaro Cárdenas No. 2321, Piso 9, Col. Residencial San Agustín, San Pedro Garza García, N.L. 66260, México. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, U.S.A.

We operate our business under the Federal Telecommunications Law, which was enacted in 1995.

We are a leading provider of telecommunication and information technology services in Mexico. We focus primarily on multinational corporations, domestic large and mid-size businesses and institutional customers in Mexico (the “Enterprise Sector”). Through our extensive fiber optic and wireless network, we offer IT, data, internet-related and local telephony services (the “Value Added Services”), as well as domestic and international long distance telephony services. Since our inception in 1995, we have invested approximately Ps. 9,687.3 million in the construction of our network, which currently interconnects with 198 cities throughout Mexico. We believe our network enables us to provide coverage to over 90% of the Mexican market.

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

We began providing basic data services to our customers in May 1997 and internet services in July 1998, and the majority of our revenue growth for the last three years has come from the evolution of those services into a broad portfolio of Value Added Services. Revenues from Value Added Services grew by 1.6% in 2012 and 10.4% in 2011. Our Value Added Services accounted for 81.8% of our revenues in 2012 and 79.7% of our revenues in 2011. We believe that the contributions to our revenues and operating income from our Value Added Services will continue to increase in the foreseeable future, as our customers’ needs evolve into more sophisticated data communications systems and applications that require the convergence of telecommunications and information technology.

During 2011, we divided our business into three operating segments: (a) the Enterprise Segment, which offers communication services and Value Added Services such as IT, data and internet, managed through our network and infrastructure, for multinational companies, as well as international and national businesses and local government entities; (b) the Small Business and Consumer Services operating segment, which offers communication products and services to the consumer and small businesses market; and (c) the International Services operating segment, which offers communication services to operators with international incoming traffic terminating in Mexico.

The Small Business and Consumer Services operating segment and the International Services operating segment are not considered individual reportable segments due to a lack of compliance with quantitative limits, as established in IFRS 8 “Operating Segments” for any of the reported years. Pursuant to this standard, operating segments with total revenues equaling less than 10% of total Company revenues are not required to be reported separately and can be grouped with other operating segments that do not meet the 10% threshold, as long as the sum of these grouped operating segments do not exceed 25% of total revenues. Therefore, the financial information of the Small Business and Consumer Services operating segment and the International Services operating segment segments is grouped together and presented as “other segments”.

Our network consists of more than 17,590 route-kilometers of high-capacity fiber optic lines that connect metropolitan areas, more than 3,286route-kilometers of fiber optic lines within metropolitan areas, and five high-capacity fiber optic lines that cross the U.S. and Mexico border. We also have wireless concessions in the 7, 10.5, 15, and 23 GHz bands to provide point-to-point connectivity nationwide and point-to-multipoint connectivity in Mexico City, Guadalajara and Monterrey and their surrounding regions. We use these wireless concessions principally to provide dedicated “last mile” broadband connections to our enterprise clients. Our network is equipped to provide IP virtual private network services in 50 cities and local telephony in 29 cities, with coverage in the major urban centers in Mexico. Our network connects approximately 7,010 customer locations through dedicated Alestra-owned fiber-optic and wireless access circuits, and approximately 7,830 customer locations via dedicated access circuits leased from third-party carriers.

Prior to July 12, 2011, we were owned 51% by Alfa and 49% by AT&T Telecom Mexico Inc. (“AT&T Telecom México”), an indirect wholly-owned subsidiary of AT&T Corp Inc. (“AT&T”). On July 12, 2011, Alfa completed the acquisition of AT&T Telecom México’s 49% equity interest in us (the “AT&T Transactions”). Following the consummation of the AT&T Transactions, we are owned 100% by Alfa and its subsidiary Alfa Subsidiarias Servicios, S.A. de C.V. (“Alfa Subsidiarias”). Alfa is one of Mexico’s largest conglomerates, comprised of five groups that participate in key industries around the world, including petrochemicals, aluminum and auto components, processed food, telecommunications and natural gas and hydrocarbons.

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

Our revenues were Ps. 4,634.3 million in 2012 and Ps. 4,697.3 million in 2011. We had a net income of Ps. 641.0 million in 2012 and a net loss of Ps. 86.9 million in 2011.

Capital expenditures

We have concentrated our investments in the final leg of delivering connectivity (“last mile access”) for new customers, new services and the expansion of our network. Our capital expenditures 2012 and 2011 amounted to Ps. 895.2 million and Ps. 897.4 million, respectively. All of our investments have been made in Mexico. Our estimated total capital expenditures according to our 2013 annual budget are Ps. 1,528.1 million which include the construction of a new Data Center in the city of Queretaro.

We believe that our cash flow from our operations and our available credit lines are sufficient to fund our capital expenditures, operating needs and the servicing of our short term debt in 2013. For a discussion of our capital expenditures and liquidity, see Item 5, “Operating and Financial Review and Prospects — B. Liquidity and capital resources.”

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

Our operations

Our Telecom and Information Technology services are grouped into six main managed services portfolios.

Connectivity

These services provide organizations with the widest portfolio of connectivity services, from a simple Internet access connection to a managed virtual private network (“VPN”) infrastructure.

a)	Networks

VPN Solutions. We offer VPN (Virtual Private network) services to facilitate highly reliable and secure connectivity for voice, data and video communications between the headquarters and the branch offices of our customers. VPN uses an optimized public data network with advanced technologies such as multi-protocol label switching (“MPLS”) to ensure quality, performance, security and integrity with regards to the information being carried over the network. It is virtual because it appears to the user as a genuine private network. We offer several features including remote access to allow connectivity to a dedicated VPN, a VPN port in our own data center and the maintenance of servers, applications and resources as part of the customer’s VPN network. In 2009 we introduced two important enhancements to our VPN offer: VPNA3, which optimizes some network conditions to improve the behavior of some user applications to accelerate them, and RVPN, which provides the central nodes with an automated redundancy option to increase the service availability. In 2010 we added advanced management capabilities in order to offer service level agreements (“SLA”) to our most critical customers.

Managed Router Services. As an option, Alestra can provide the necessary devices at customers premises to receive the network solutions such as VPN, Internet or Ethernet services. These devices and their configurations obey previous design to ensure all network functionalities operate as defined. Alestra deploys, control and operate the complete solution, providing an “End to End” connectivity service.

Ethernet Solutions. This service provides connectivity between two or more sites with high bandwidth capabilities and the Ethernet technology advantages of high speed, reliability and time reduction for provisioning and changing bandwidth capacity. We offer this service in Mexico City, Monterrey and Guadalajara and, in 2009, we introduced the first gigabit Ethernet connection between these three major cities. In 2010, we expanded our coverage to more than 20 cities. Large financial institutions benefit from this service as it enables their disaster recovery sites to operate in a reliable and efficient manner.

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

b)	Internet

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

a)	Data Services

Direct Access. For operating legacy networks and next generation IP networks, we offer reliable, secure and high quality dedicated access lines from the customer’s premises to our network. We provide this connection depending on the customer’s needs and revenue potential through a wireless solution, a fiber optics connection or using the services of alternate access providers

Domestic and North American high capacity digital private lines (E3/T3 to STM1). This service allows customers to set up high speed dedicated circuits between two or more of the customer’s offices in Mexico or between two or more of the customer’s offices in Mexico and the U.S. to satisfy their communication and transmission needs for large volumes of data. Customers may also choose domestic and North American low capacity digital private lines (64 Kbps to 2,048 Kbps) for smaller data volumes. North American services may be contracted under a bilateral or a full channel scheme, which allows the customer to manage a single point of contact for ordering, provisioning, billing and fault management.

IT Cloud Services and Data Center

In 2010, following global trends we started to develop our strategy and portfolio of IT cloud services or services which are served from the infrastructure installed at our data centers instead of deploying equipment or infrastructure within the customer offices. This strategy allows us to take advantage of economies of scale, give access to the most advance technologies to the small and medium enterprises (“SME”) market at competitive prices. Cloud services are sold for a monthly fee and Alestra takes care of investments and operational costs of the infrastructure, licensing of applications, operations and maintenance. Our managed Data Center services provide the security, resilience and environmental integrity expected for the applications and data required to run a business.

ERP Cloud. This service allows our customers to have access to the SAP All-in-One enterprise resource planning software with savings of up to 50% in the total cost including licensing fees, installation and training. This program offers solutions in finance, logistics and human resources management.

Enterprise Computing. This is a computer and on-demand storage solution supported by our data centers that allows flexible configurations from one to tens of virtual servers with different RAM capacities, operating systems and access. It also provides database licensing with auto provision facilities and even geographical dispersion through VPN lines.

MDM Cloud. Manages and secures mobile devices (laptops, netbooks, smartphones, tablets) via the web.

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

Mission critical solutions. Using advanced technologies for computing, storage, backup and recovery among others, we provide a turnkey service to our customers in order to assess critical operations and design, implement and operate an optimal and integrated IT and telecommunication solution to reduce the risk of loss of operations due to unexpected events, failures or even programmed maintenance activities.

Collaboration Solutions

Video Bridge. A public service that provides video conferences to subscribers in their own conference room, in either high definition or standard definition, to establish multiple sessions with other rooms subscribed to our service. We also provide conference rooms to those clients who require one.

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

Web and Video Collaboration. This service is a collected set of tools that allows two or more users to interact, meet, share information and collaborate over the Internet or over a VPN in real time.

-

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

Hosted and dedicated Contact Center Solution. With a mix of dedicated and hosted (shared) technological platforms, Alestra has released a suite of solutions for large contact centers, including voice, data and specialized applications, such as interactive voice response, predicting dialing, recording and automatic overload. The flexible platform also offers some other typical functions from the Alestra Data Center, such as Telemarketing, Customer Care, Billing and Collection. This platform provides Contact Centers who, due to the smaller number of agents employed, do not invest in a specialized platform and, therefore, do not have access to the same technological resources as those offered in large Contact Centers under a subscription model. The Alestra suite offers suitable solutions for enterprises from 30 agents to large Contact Centers with 400 agents or more

Managed Videoconference and Telepresence Solutions. This service provides the end user with High Definition videoconferencing equipment, managed by Alestra, connected to a managed VPN or Internet enabling an end-to-end seamless solution. In addition, we offer a public videoconference bridge on a subscription basis, allowing the customer to connect several videoconference rooms during a single session (multisite videoconferencing) and providing capabilities to allow the customer to connect with videoconference systems outside the domain of the customer, including, for example, customers or suppliers.

Voice Services

Smart Mobility. This service consists of a virtual private network fixed-mobile which allows an employee to communicate from a fixed device provided by Alestra to a mobile device provided by Telefónica with an abbreviated number of four digits, reducing costs.

Local Services. Our local service offers the enterprise market a direct connection to the Public Switched Telephone Network (“PSTN”), enabling local, cellular, long distance or operator assisted calls. Service is available in 28 cities. Local service revenues consist of a fixed monthly rate that includes the rent of the access facilities and a number logged to the PSTN, and additional charges per call on calls to fixed local numbers and per minute on calls to mobile phones. There are several alternatives of local service depending on the customer’s needs:

Long Distance. Our basic service, Servicio Alestra de Larga Distancia, provides a telephone connection that enables enterprise, small businesses and retail customers to place domestic and international long distance calls to every country and region in the world. This service covers both sent-paid and collect calls to certain countries and destinations. We also provide international switched transit services, which is traffic that does not terminate in our network, to other international carriers. As part of our service to our domestic and international long distance customers, we offer advanced voice services. Our advanced voice services are comprised of the following:

Information Security

We have an information security division with the goal of protecting our network and clients from growing information technology threats and complying with new local regulations related to information security.

This division has developed several processes that for each of our services, implement security controls to protect the integrity, confidentiality and availability of those services. In 2007, we obtained the standard ISO 27001 certification on Information Security, becoming the first Mexican telecommunication company to receive this recognition. We continue operating under the ISO 27001 standard.

We believe that these services provide the most comprehensive portfolio of managed security services in the Mexican market.

Managed Security Services (“MSS”). This portfolio of services includes several security solutions in order to protect our customers’ data from both external threats from the Internet and internal risks. These services include, among others, the definition of firewall platforms for denied access to resources, content filtering and antivirus software. All these services are managed through Alestra’s Security Operation Center (“SOC”).

Vulnerability Assessment Service. Our Vulnerability Assessment Service is a network discovery and scanning service in which we provide feedback based on the outcome of the assessment that will allow the customer to prioritize its network protection requirements by defining rules and policies based on the importance of the different assets analyzed.

Strategic Information Security Consulting Services. Business Impact Analysis (“BIA”), Disaster Recovery Plans (“DRP”), Risk Management and PCI Compliance are consulting services designed to help our customers to enable or improve their information security practices.

SOC Managed Services. From our SOC, which is ISO 27000 certified and is part of our integral operational model termed Holistic Operation Center (“HOC”), we deliver a comprehensive set of security management capabilities such as event correlation, incident management, and infrastructure management.

Solutions for Industry (Vertical Markets)

These services integrate several technologies designed to satisfy customer’ specific needs for specific industries (vertical markets) by integrating network services with different applications (such as CRMs) and adding mobility. Our portfolio of vertical solutions includes applications such as Learning Management Systems and Virtual Classrooms for the education segment and Electronic Medical Record and Radiology Information Systems for the health care industry. Other industries such as the Financial, Insurance, Retail, Logistics and Manufacturing industries will also be served by this strategy

Digital Government. Integrates communications and informatics services to support the efficiency of the different levels of public management: Federal, State and Municipal.

Digital Education. Solutions that aim to strengthen the learning process. Through our Smart Campus solution, a learning management system located in the cloud, our clients can have the benefits without having to install their own infrastructure.

Digital Health. This service offers solutions for hospitals and clinics, including security within the hospital, personnel communication, and digitalization of medical files.

Civitas Online. Citizen Relationship Management. Focused on managing, automating, controlling and monitoring the most common processes of the municipalities: requests, complaints, opinions, citizens’ procedures; everything from the cloud.

Small Businesses Solutions

These services aim to provide the necessary tools for micro and small enterprises, with accessible and innovative offers, that allow them to have access to the technology that was intended for big enterprises without big investments in infrastructure.

Video vigilance. Online monitoring that allows our clients to record and be aware of what is happening in real time in their home or business, via internet and through any device.

PBX Plus. This solution provides customers with telephone equipment and virtual PBX features like voice mail, web call control, remote office, four digit dialing between customer premises and unified messaging among other traditional PBX functionalities.

Digital Switching. Switching service hosted in our data center, through which our clients can have all the benefits of a digital switch without spending in installation.

Backbone SIP. IP telephone service which integrates telephone lines to the digital switches.

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

Enterprise Customers

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

Small Businesses and Retail Customers

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

Advertising and Public Relations

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

Customer service

We have been able to further distinguish ourselves from our main competitors, Telmex and Axtel, by offering superior customer service. In order to determine our position among our main competitors, we use a ranking system, the TRI*M index, which measures the strength of client retention, offering a unique measure of how customers perceive us. In 2012, our TRI*M index showed Alestra above our main competitors. Our business customer service center is available 24 hours a day, 7 days a week. We have also implemented the Information Technology Infrastructure Library (ITIL V3), an IT service management certification, for incident and problem management, in addition to our ISO 9001 certification.

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

Bills for small businesses and residential customers may be paid in more than 7,600 bank branches, and approximately 14,500 supermarkets, convenience stores and public telegraph offices, through wire transfers or through our website. We also give our customers the option to charge the monthly invoice balance to a credit card or checking account. There is no seasonality in our collection.

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

Telmex also dominates the broadband access market, with 8.3 million subscribers, from an estimated of 14.7 million total broadband access subscribers, at the end of 2012.

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

Regarding long distance services, the market has declined since it opened to competition. More than 33 concessions have been granted and reselling is allowed, but the most relevant driver for the market deterioration is the substitution of mobile and VoIP services. The market leaders in long distance services are Telmex and Radiomovil Dipsa S.A. de C.V. (“Telcel”) due to the dominant market share of both in their respective markets, as measured in lines. Long distance is usually a complement to a bundle service package. Most competitors offer long distance as part of a bundle offer or with an unlimited service plan for a monthly fee.

Regarding local services, there are three main sub segments of competition: corporate enterprise, which is the most competitive sub segment; small and medium business sub segments, in which low capacity local access is critical to competition; and the consumer sub segment, in which wireless alternatives compete with copper or cable lines.

In 2008, cable operators entered the Mexican local service market. Their services are based on triple-play services (VoIP, Internet and Pay TV) and they aim to protect their current video customer base in the consumer sub segment. Major cable operators continue to consolidate, with Grupo Televisa S.A. (“Televisa”) (Cablevision and Cablemás S.A. de C.V., or “Cablemás”) and Megacable Holdings S.A.B. de C.V (“Megacable”), the largest competitors among cable operators, entering into an agreement to provide a low cost triple-play offering (“YOO”) which may create a challenge for their competitors. Another fixed-line competitor with copper lines access is Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”), but it only has limited coverage.

Regarding wireless access, additional availability of spectrum is required to increase competition in this area, and we expect that the SCT will allocate spectrum in the months ahead. Most of the carriers are planning to use Long Term Evolution (“LTE”) technology to increase mobile broadband capacity.

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

Telmex is the biggest competitor in the Mexican telecommunications industry. It has participated in all fixed telecom services, with a substantial market share in each of them. Telmex has leveraged its broad last-mile access network into its nationwide coverage.

Telmex’s broadband ADSL service reached 8.3 million subscribers at the end of 2012 while its internet dial-up customer base fell to 0.1 million subscribers. In value-added internet services, Telmex formed an alliance with Microsoft Corporation in 2000, launching the T1MSN portal and changing its brand name to Prodigy. Additionally, its Prodigy Triara hosting service merged with the Prodigy services portfolio. By the end of the third quarter of 2012, according to Pyramid Research, Telmex had a 56% market share of both broadband and internet dial-up subscribers. However, cable operators have started to play a more prominent role in the Mexican market with the joint marketing initiatives undertaken by Grupo Televisa and Megacable.

In the core data services market, Telmex has leveraged its local coverage to become the market leader in private lines and data services. Telmex’s data services are currently estimated at approximately 71% of market share in terms of revenues.

Telmex along with its subsidiaries (Triara.Com, S.A. de C.V. and Scitum, S.A. de C.V.) provide the corporate market with a unified communications platform that integrates telecommunications and information technologies, incorporating capabilities such as cloud computing, software development, outsourcing, security, consulting and training.

Axtel

Axtel is a fixed wireless company founded in 1994. Axtel has several nationwide wireless spectrums: 60 MHz at 10.5 GHz for point-to-multipoint access, 112 MHz at 15 GHz for point-to-point backhaul access, 100 MHz at 23 GHz for point-to-point last-mile access and 50 MHz at 3.4 GHz for fixed wireless access, the last one being the most used for its current local service. Its network included 39 cities with local service at the end of 2012. In the fourth quarter of 2006 Axtel acquired Avantel, S. de R.L. de C.V. (“Avantel”). This acquisition increased Axtel’s market position in the small and medium businesses segment and also enhanced its service portfolio in the large corporate segment with Avantel’s services portfolio. In 2007, Axtel launched its pre-WiMax service.

As of December 31, 2012, Axtel recorded a total of 1.5 million Revenue Generating Units (the sum of voice lines and subscribers of broadband Internet that generate recurring revenue for the company, or “RGUs”), compared with 1.5 million RGUs in the same period last year, representing growth of 1%.

In terms of total customers, Axtel recorded 709,000 as of December 31, 2012, a decrease of 6% when compared to the same period in 2011.

In 2010, Axtel developed Fiber to the Home (“FTTH”) technology, a new capability for offering high-speed broadband directly to the end user. As part of the FTTH project, in 2010 Axtel deployed a last-mile fiber-optic network in an area of approximately 250 square kilometers in the regions with the highest home and business broadband density in Guadalajara, Mexico City and Monterrey.

As of December 31, 2012 Axtel had a base of broadband subscribers totaling 493,000.

Telefónica

Telefónica, following its expansion strategy in Latin America, has acquired several telecommunications service providers in Mexico. In 1999 Telefónica acquired Infoselective S.A. de C.V., a part of Terra Networks México, S.A. de C.V (“Terra”), and adopted the Terra brand name for its internet and information services. Terra repositioned its strategy, focusing instead on providing content services, e-commerce, broadband content, and internet advertising business through the Terra portal.

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

Since 2005, Telefónica Móviles México, S.A. de C.V. (“Telefónica Móviles México”), a subsidiary of Telefónica, has focused strongly on mobile telephone services and deployed an aggressive commercial strategy against Telcel.

As of December 31, 2012, Telefónica Móviles México had 20.3 million accesses, an decrease of 1% when compared to the same period of 2011.

Televisa

As noted in its annual report, Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming.

Through its subsidiaries Cablevisión, Cablemás, Televisión Internacional, S.A. de C.V. (“TVI”), and Bestel, S.A. de C.V. (“Bestel”), Televisa has become an important telecommunication player in Mexico. Cablevisión’s triple-play services have fueled its growth in Mexico’s cable and telecom market. In 2007, Cablevisión launched its first triple-play package, effectively transforming Televisa from a pay-TV provider into a telecommunications company. Televisa continued to advance their cable and telecom strategy, which began in earnest with acquisitions of Bestel and stakes in TVI and Cablemás. In the same year Televisa took a majority stake in Bestel, a fiber-optic network that provides voice, data, and managed services to domestic and international carriers both in Mexico and the United States.

As of December 31, 2012, Televisa, with its three cable investments, had more than 2.3 million video subscribers, 754,000 voice subscribers, and 1,300 data subscribers. Since the Cablemás investment in 2006, the total number of RGUs has been growing at an average rate of 25% per year.

At the beginning of 2012, Televisa acquired 50% of the shares of Iusacell, the third largest telecommunication mobile operator in Mexico.

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

The SCT and the Mexican Congress unsuccessfully attempted during 2003, 2004 and 2005 to reach consensus with the industry in order to pass a new communications bill. However, in 2006, a new federal telecommunications law was adopted. As a consequence of the new law, all of Cofetel’s commissioners were replaced, TV broadcasters could be allowed to offer telecommunications services using the same spectrum and Cofetel’s powers were increased in order to regulate broadcasting and telecom services.

The SCT is the Mexican governmental agency responsible for regulating telecommunications services and was the exclusive authority in this area until August 1996, when the Mexican government established Cofetel. Cofetel is a specialized regulatory agency within the SCT, which pursuant to the new federal telecommunications law consists of five commissioners appointed by the President of Mexico, created to enforce the Federal Telecommunications Law and to implement the necessary regulatory framework to guarantee fair, nondiscriminatory and lawful competition among telecommunication services providers in Mexico.

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

Under the existing Federal Telecommunications Law, registration before Cofetel is the sole requirement to provide value-added services. Cofetel is currently primarily responsible for, among other things:

—	issuing secondary regulations applicable to the telecommunications industry, including determining the specific obligations of the “dominant” carrier;
—	recommending the granting, amendment, extension, assignment and revocation of concessions and permits;
—	supervising telecommunications service providers;
—	resolving any differences among concessionaires in interconnection negotiations;
—	conducting public biddings and auctioning of spectrum;
—	administering the numbering resources, signaling protocols, technical plans and national numbering migrations;
—	defining the different local service areas and mobile regions; and
—	administering the telecommunication registry, where the rates for telecommunication services offered by the concessionaires are filed.

The SCT and Cofetel have taken a number of steps to complete the regulatory framework for Mexican telecommunications, although significant issues remain unresolved or are under judicial scrutiny.

The Telecommunications Regulations contain various provisions designed to increase competition among providers of Mexican telecommunications services in Mexico. In general, the SCT is authorized to grant concessions to other entities to provide any of the services provided by Telmex under its concession. In August 1996, the SCT opened the Mexican market to competition for domestic and international long distance services.

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

In March 19, 2013, the Mexican executive branch passed a bill that will result in the biggest changes in decades in the country’s telecommunications and broadcasting sectors, seeking to give the state enough power to guarantee competition and end monopolistic practices in the industries.

The reform, which has also passed the Mexican Congress and is expected to be published in the near term, amends the Mexican Constitution, and creates a new regulatory body with authority to impose regulatory measures including the authority to apply asymmetric regulation and order the unbundling of services.

The new regulatory body, called the Federal Telecommunications Institute, will be autonomous and have the power to grant and revoke broadcast and telecommunications concessions.

The bill also ends the current 49% limit on foreign investment in fixed-line telephony, and raises the foreign ownership cap for television to 49%. It also creates a state-owned “carrier of carriers” telecom network that would allow telecom companies to access on a competitive basis to governmental telecom infrastructure.

The Federal Telecommunications Institute is expected to be in operation by the end of the year, with its first rulings likely to take place in 2014.

We will await the approval of the bill in order to verify its terms and determine any further implications, although we believe that these initiative may bring new opportunities for us.

Our concessions

Telecommunications public network concession. We obtained our telecommunications public network concession on December 6, 1995. Through this concession we are able to provide long distance telephone service. Through a later amendment, we have been able to provide local services in Mexico City, Monterrey and Guadalajara since May 30, 2000, which was later expanded to any other local service areas throughout the country. In accordance with the Federal Telecommunications Law, the term of our telecommunications public network concession is 30 years. The term of our concession may be extended for a period equivalent to the initial term for which it was originally granted. The telecommunications public network concession specifies, among other things:

—	the type of services we may provide under the concession (local and long distance)
—	the geographic region in which we may provide the services;
—	the term of the concession; and
—	other rights and obligations affecting us.

Under the Federal Telecommunications Law and the Law of Foreign Investment (Ley de Inversión Extranjera), and until the new telecom bill is approved concessions may only be granted to Mexican individuals and to Mexican corporations whose foreign investment participation does not exceed 49% of the full voting equity thereof or who are not otherwise controlled by non-Mexicans, except that, in the case of concessions for cellular communications services, foreign investment participation may exceed 49% of the equity thereof with the prior approval of the National Commission on Foreign Investments (Comisión Nacional de Inversiones Extranjeras). Furthermore, any attempted transfer or subscription of 10% or more of our equity (other than neutral equity) requires notification and approval of the SCT and, if applicable, the CFC. Any equity transfers in violation of these ownership requirements will be invalid under Mexican law.

The transfer of the telecommunications public network concession rights is subject to a three-year freeze, and such period is calculated from the date of issuance of the concession. After such period elapses, the SCT, with the prior favorable opinion of the CFC, may authorize the proposed transfer under certain conditions.

Wireless concessions. In June 1998, the SCT granted us two 20 year point-to-point national wireless telecommunications concessions in the 15 and 23 GHz frequency bands, and in September of 1998, three 20 year point-to-multipoint wireless concessions in the 10.5 GHz frequency band covering the regions 4, 6 and 9. These regions comprise Mexico City and the states of Nuevo Leon, Coahuila, Tamaulipas, Nayarit, Jalisco, Colima, Michoacán, Mexico, Hidalgo and Morelos. Under the 10.5 GHz concessions, we were asked to provide by the end of September 2000 point-to-multipoint signal coverage to those municipalities or delegations where 30% of the total population in such regions resides. On July 14, 2000, we petitioned the SCT to allow us to comply with such requirement a year after the original compliance period. On February 28, 2001, the SCT granted us an extension until August 27, 2001 to comply with such requirement. By July 19, 2002, we had installed 10.5 GHz sites in regions 4, 6 and 9,. The authorities have been properly notified of our progress and compliance.

Concession maintenance requirements. Our telecommunications public network concession and our wireless concessions will be immediately terminated pursuant to the Federal Telecommunications Law upon:

—	expiration of their terms;
—	our resignation;
—	their revocation;
—	governmental taking; or
—	our liquidation or Mexican bankruptcy/liquidation (quiebra).

Our wireless concessions may also be revoked for the following reasons:

—	on public interest grounds;
—	for national security reasons;

—	for the introduction of new technologies;
—	to solve interference problems; and
—	to fulfill international agreements and treaties subscribed to by the Mexican federal government.

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

Moreover, our telecommunications public network concession requires us to meet specific geographic coverage targets and our wireless concessions require us to meet certain buildout targets.

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

Such review allows Telmex to increase prices based on a basket of services including local, domestic and international long distance services, subject to a cap based on the inflation rate and adjusted by a productivity factor (3% from 2003 through 2006, 3.3% from 2007 through 2010 and 2.6% for the 2011 – 2014 period). Within the basket, Telmex is allowed to raise tariffs as long as the price of the basket remains under the cap, and lower tariffs, provided they remain above the long run incremental cost of each service.

Telmex’s tariffs for domestic long distance declined in real terms more than 70% from December 1996, because either Telmex did not increase its prices to account for inflation or the price decreased due to competitive forces. We believe that the Mexican telecommunications market will continue to experience tariff pressure.

Anti-competitive practices. Telecommunications service providers are prohibited by law from adopting monopolistic or discriminatory practices generally, including in the application of tariffs. All tariffs must be based on the following factors:

—	quality;
—	competitiveness;
—	security; and
—	the length of time the carrier will commit to providing the service.

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

During 2007, we reached a new agreement with Telmex for 2008, except for off-net charges, in which Cofetel, as required by Alestra, issued a resolution stating the rates for 2008. Regarding interconnection terms and conditions for 2009, we did not reach an agreement with Telmex, and therefore Cofetel issued a resolution stating the terms and conditions to be applied by Alestra and Telmex for 2009, including a U.S.$0.008 per minute tariff for the interconnection services. During 2010 and 2011, we did not succeed in reaching an agreement on the terms, conditions and tariffs to be applied between Telmex and Alestra. Therefore, Cofetel was once again required to issue a resolution, confirming the terms and conditions to be applied at the U.S.$0.008 per minute tariff for the interconnection service for 2010 and Ps. 0.03951 for 2011. We have not yet reached an agreement with Telmex for 2012 or 2013. Therefore, we have once again requested the intervention of Cofetel to resolve the terms and conditions that were not agreed upon. Telmex has disputed the 2008, 2009, 2010 and 2011 resolutions. As of December 31, 2012, the amount under dispute was Ps. 724.4 million, out of which Ps. 376.8 million have been deposited in an escrow account with a Mexican trustee and is expressed in our consolidated financial statements as restricted cash. Ps. 78.1 million of the total provision has actually been paid to Telmex; and Ps. 285.7 million have been objected and retained by Alestra, as established in the agreements executed among the parties and in accordance with the terms of the litigation processes from time to time. In March, 2013 the 13th Federal Tribunal (Décimo Tercer Tribunal Colegiado de Circuito) announced its final judgment with regards to the 2009 rates dispute against Telmex, by which, among others, the interconnection rates issued by Cofetel were confirmed resulting in a favorable judgment for Alestra. In April 2013, we received the official legal notification of the ruling; therefore, we have requested the refund of the amount deposited in the escrow account corresponding to the dispute on interconnection rates for 2009 along with its corresponding interest. We believe this ruling will enhance the outcome of all other interconnection disputes. As of April 30, 2013, our management is in the process of determining the impact of this ruling on its financial statements.

International settlement

On August 11, 2004, the International Telecommunications Rules were issued by Cofetel. Under this system, the international settlement rates are subject to free market rules which allow for each carrier to negotiate freely its own rates. We expect that the international settlement rates that leading U.S. carriers use to settle accounts with foreign telecommunications carriers will continue to be subject to intense downward pressure due to competition.

Interconnection agreements between a Mexican long distance concessionaire and foreign carriers require the approval of Cofetel before becoming effective.

We are entitled to receive net settlement payments from AT&T, the carrier in the U.S. with whom we interconnect, pursuant to a duly registered international interconnection agreement. This agreement, and agreements we have entered into with other carriers, including Teleglobe Canada Inc., Telefónica de España, S.A.U. and British Telecommunication plc. are similar to those agreements other Mexican long distance carriers have with corresponding foreign carriers. These agreements govern the payment rates between Mexican carriers and foreign carriers for the exchange of international call traffic billed in Mexico, and between foreign carriers and Mexican carriers for the exchange of international call traffic billed abroad.

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

Off-net charges

Telmex bills us a higher per-minute charge to terminate calls on its network in cities outside of those 198 cities with which we are allowed to interconnect. This traffic in minutes represented about 5.7% of our total minutes of traffic for 2010, 6.8% for 2011 and 6.0% for 2012.

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

However, we did not reach an agreement with Telmex for 2008, 2009, 2010, 2011 and 2012 and therefore, have requested the intervention of Cofetel. Cofetel’s rulings were issued on August 27, 2008, February 2, 2009, April 14, 2010, May 27, 2011 and stated that the exchange of traffic to local service areas that are not opened to competition, and therefore have no interconnection point available, are in fact interconnection services. In its ruling, Cofetel maintained its position that the tariffs that we must pay to Telmex for the provision of this service must be cost-oriented. Among other requirements, Cofetel established a U.S.$0.008 per minute tariff for the interconnection services (off-net charges), applicable until December 31, 2010, instead of Ps 0.75 per minute. Cofetel established a Ps 0.03951 and Ps 0.0453 (depending on the point or level of interconnection) per minute tariff for the interconnection services (off-net charges), applicable until December 31, 2011, instead of U.S.$0.008 per minute. We are complying with Cofetel’s resolutions, and although Telmex is challenging them, we and Cofetel are defending their legality. On September 30, 2009, we entered into a transaction with Telmex, amended on July 30, 2010, whereby we have established a trust in order to deposit the difference between the full amounts claimed by Telmex for 2008, 2009 and 2010 services (Ps. 0.75 per minute instead of U.S.$ 0.008 per minute tariff), and the tariffs imposed for each corresponding year by Cofetel until a final decision has been made by the court. As of December 31, 2012, the amount under dispute was Ps. 724.4 million, out of which Ps. 376.8 million have been deposited in an escrow account with a Mexican trustee and is expressed in our consolidated financial statements as restricted cash, Ps. 78.1 million of the total provision has actually been paid to Telmex and is being held by them as a deposit; and Ps. 285.7 million have been objected and retained by Alestra, as established in the agreements executed among the parties and as required by the corresponding litigation processes from time to time. In March, 2013 the 13th Federal Tribunal (Décimo Tercer Tribunal Colegiado de Circuito) announced its final judgment with regards to the 2009 rates dispute against Telmex, by which, among others, the interconnection rates issued by Cofetel were confirmed resulting in a favorable judgment for Alestra. In April 2013, we received the official legal notification of the ruling; therefore, we have requested the refund of the amount deposited in the escrow account corresponding to the dispute on interconnection rates for 2009 along with its corresponding interest. We believe this ruling will enhance the outcome of all other interconnection disputes. As of April 30, 2013, our management is in the process of determining the impact of this ruling on its financial statements.

Regarding terms and conditions for off-net charges and other issues for 2013, we have not yet reached an agreement with Telmex and therefore we requested the intervention of Cofetel to resolve the terms and conditions not agreed upon, including the rates to be applied during 2013. In spite of these new disputes with Telmex, we continue our negotiations with Telmex and expect that we can reach an agreement in the near future.

Mobile interconnection rates

On March 10, 2005, we filed before Cofetel an interconnection disagreement with Telcel, in order to reduce the mobile interconnection rate that was charged for calls originating in fixed networks and terminating in mobile networks, under the “calling party pays” system, due to a tariff distortion derived by the existence of lower service mobile tariffs than interconnection rates, and the fact that we believed that the current interconnection tariff was not cost oriented, as it should be. In addition, we require Cofetel to oblige Telcel, as part of the disagreement, to charge the interconnection rate by seconds, in place of by minutes, and to provide information about the location of the interconnection points used by Telmex and Telcel to exchange traffic.

On August 31, 2006, Cofetel issued the resolution applicable to this interconnection dispute and the corresponding interconnection charges. Nevertheless, Telcel and us both challenged this resolution trying to obtain, respectively, lower and higher rates than those determined by Cofetel. Finally, on December 15, 2006 we agreed with Telcel on the applicable interconnection rates for traffic termination in Telcel’s mobile network under the “calling party pays” system. As a consequence of the agreement, we increased our long distance rates, including international settlement rates, in order to pay the mobile terminating network rate of Ps. 1.34 per minute in 2007, Ps. 1.21 per minute in 2008, Ps. 1.09 per minute in 2009 and Ps. 1.00 per minute in 2010. During 2008, we faced an increase in by-pass traffic since some entities began to terminate cheaper mobile traffic using mobile end users services. As a consequence, during 2008 and 2009 we reduced the traffic to be terminated with the mobile networks. With regards to the terms, conditions and other issues for interconnection related matters for 2011, we did not reach an agreement with Telcel, Telefónica and Iusacell. Therefore we requested the intervention of Cofetel to resolve the terms and conditions not agreed upon, including the rates to be applied during 2011. During 2011, Cofetel issued resolutions establishing the interconnection rate of Ps 0.3912 per minute in 2011 applicable to all the mobile carriers; however, some of them have appealed the resolution. On February 13, 2012, Telcel and Alestra agreed on the applicable interconnection rates for traffic terminating in Telcel’s mobile network under the “calling party pays” system, which are lower than the rates for prior periods, applicable for 2011, 2012, 2013 and 2014.

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

C. Organizational structure

Prior to the AT&T Transactions, we were owned 51% by Alfa and 49% by AT&T. AT&T held its equity in us through its subsidiary AT&T Mexico. After the consummation of the AT&T Transactions, we are now owned 99.99% by Alfa and 0.01% by Alfa Subsidiaria. See “Item 4—Information on the Company—A. History and Development of the Company.”

Alfa is one of Mexico’s largest conglomerates, comprised of five groups that participate in key industries around the world, including petrochemicals, aluminum and auto components, processed food, telecommunications and natural gas and hydrocarbons. As of December 31, 2012, Alfa’s total assets amounted to Ps. 153.9 billion, with revenues and operating income for 2012 of Ps. 200.2 billion and Ps. 16.3 billion, respectively.

On November 14, 2000, we restructured our capital without changing our existing ownership proportions prior to the AT&T Transactions as follows: 35% of our capital is represented by Series A shares and Series B shares, and the remaining 65% is represented by Neutral (“N”) stock. The Series A shares and the Series B shares have full voting and economic rights while the N stock has full economic rights but limited voting rights. AT&T Mexico held 49% of the N stock and Alfa held the other 51%. Alfa continues to hold 100% of the Series A shares and AT&T Mexico held 100% of the B shares prior to the AT&T Transactions. Upon the consummation of the AT&T Transactions, Alfa owns 100% of our equity interests. See Item 4, “Information on the Company—A. History and Development of the Company.”

Our notes are not guaranteed, secured or otherwise supported by our equity holders. Under the Federal Telecommunications Law and the Foreign Investment Law, no more than 49% of the voting equity of a Mexican corporation holding a concession to provide long distance telecommunications services may be held by non-Mexican nationals.

We entered into a joint venture agreement with our equity holders, as amended on November 30, 2005 (the “Amended and Restated Joint Venture Agreement”) and adopted bylaws, each of which governs the relationship between the equity holders and us. Upon the consummation of the AT&T Transactions, Alfa and AT&T Mexico terminated the Amended and Restated Joint Venture Agreement. Our 1,748 employees are employed through our subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”), which is organized under the laws of Mexico. We hold 99% of the capital stock of Servicios Alestra. Our employees are paid by that entity with funds provided by us on a monthly basis under a management and services agreement.

On August 10, 2010, we acquired 90.53% of Alestra Telecomunicaciones Inalámbricas, S. de R.L. de C.V. (“Alestra Telecomunicaciones Inalámbricas”), which is organized under the laws of Mexico. As of the date of this annual report, this subsidiary does not have any material operations.

D. Property, plants and equipment

Our network

Network components. As of December 31, 2012, we have invested more than Ps. 9,687.3 million in our technologically advanced fiber-optic network. Construction of the original design for our long haul network was completed in 1997. Our average network availability in 2012 was 100% for our backbone, 99.9992% for last-mile solutions based on fiber optic equipment and 99.9992% for last mile solutions based on digital microwave transmission equipment. Our network is regularly upgraded and extended using state-of the-art technology. Our network was constructed and is operated in accordance with international reliability, redundancy and restoration standards. The key components of the network, all of which are directly owned by us, include:

—	over 17,590 route kilometers of long-haul and intra-city network, mostly with Lucent True Wave fiber-optic underground inter-city facilities;
—	approximately 3,286 route kilometers of metropolitan area fiber-optic facilities;
—

two dense wave division multiplexing (“DWDM”) ultra-high-capacity optical transmission systems, capable of transmitting 40 gigabits per second (“Gbps”) and 400 Gbps respectively, these may be easily updated to support 800 Gbps;

—	eight Lucent digital voice switches, plus one which is used for testing purposes;
—	a next generation VoIP network based on Sonus Softswitch and gateways to provide local and long distance services, the largest network of its type in Latin America;
—	Broadsoft platform for consumer VoIP services and enterprise hosted IPPBX services;
—	Cisco IP/multiprotocol label switching (“MPLS”)/ATM/frame relay switches; “carrier-class”;
—	Cisco Gigabit Switch routers, “carrier-class” Cisco routers used for data services and internet connection; an MPLS core for VPN services; and
—	Cisco Ethernet and Carrier Ethernet metropolitan rings for LAN services, transparent, national, point-to-point, and point-to-multipoint.

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

Our network is expandable and flexible. The conduit comprising the long haul network contains a fiber-optic cable with 24 fiber-optic strands. In the metropolitan rings, there are three conduits (four in the case of Mexico City), at least one of which contains fiber-optic cable with 36 fiber-optic strands. The metropolitan infrastructure installed in Mexico City, Monterrey, Guadalajara and Ciudad Juarez has a fiber-optic cable with 144 fiber-optic strands. Currently the cities of México and Monterrey are in a migration process of cables from 32 until 432 strands. These conduits are generally buried at a depth of 4 feet.

Most of the metropolitan rings built by us also have at least one empty conduit, allowing for additional capacity to be deployed in the future at a substantially lower cost.

We have large points of presence (“POPs”), in 54 cities within our long haul network, in addition to 118 metropolitan miniPOPs, junction and regenerator sites. A POP or miniPOP is a location where we have installed transmission and data switching equipment that serves as a switching center or relay for the larger network. Our POPs contain telecommunications equipment (switching, data and/or transport) and serve as interconnection points between different elements of our network and other networks (including Telmex). Each switch and POP is housed in a concrete structure that is equipped with an advanced power supply, air conditioning, security and fire protection system.

Fiber-optics. Our inter-and intra-city fiber-optic network is 8,300 kilometers in length and consists of three fiber-optic inter-city rings with the transmission capabilities of DWDM and synchronous digital hierarchy (“SDH”) architecture. The network is located in the following areas:

—	a northern ring that extends from the United States border crossings at Reynosa and Nuevo Laredo through Monterrey and other cities;
—	a west-central ring through Guadalajara and other cities;
—	a southern ring through Mexico City and other cities;
—	two interstate segments on the eastern coast of Mexico that run from the central region to the northern part of the country;
—	a new pacific north ring which covers the west north region of the country:
—	a new pacific center ring which covers in addition to the west-central ring other important cities;
—	the golf ring which supports cities on the eastern coast of Mexico; and
—

four border crossings located over the U.S.-Mexico border (Tijuana, Ciudad Juarez, Nuevo Laredo, Reynosa), and another through the use of capacity in submarine cable systems from Cancun to Florida, U.S.

We own metropolitan rings in 29 main cities. SDH and Ethernet technologies are used to provide all services as allowed by our long distance and value-added services concessions.

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

Data Infrastructure. To support the growing demand for data services, we have deployed an MPLS-based core network for MPLS-VPNs, Internet, and several metropolitan Ethernet networks. We have deployed ATM and frame relay switches in several cities, such as in Mexico City, Monterrey, Guadalajara, Puebla, Tijuana and Ciudad Juarez, which interconnect with AT&T’s Global Frame Relay network. Our IP network is supported by carrier class gigabit routers and other high capacity routers deployed in key points of presence and switch sites. Our IP network interconnects with the global Internet via high quality service providers. We have deployed Cisco routers for our VPN infrastructure in places such as Mexico City, Monterrey, Guadalajara, Tijuana, Ciudad Juarez, Queretaro, Aguascalientes, Puebla, Chihuahua, Culiacan, Cancun, Tampico, Mexicali, Hermosillo, Nogales, Ciudad Obregon, Los Mochis, La Paz, Acapulco, Ciudad del Carmen, Coatzacoalcos, Irapuato, Merida, Oaxaca, Tuxtla and Villahermosa. All of

our service networks expand their coverage to the entire country through our own transmission network and through the use of alternate access providers.

Direct access. Our direct access facilities allow our customers to access our network directly and avoid interconnection with local exchange carriers and incumbent networks like Telmex’s. We have deployed metropolitan fiber-optic rings consisting of approximately 3,286 route kilometers in Monterrey, Mexico City, Guadalajara, Ciudad Juarez, Tijuana, San Luis Potosi, Queretaro, Leon and other cities in Mexico, each of which has been deployed using an SDH ring, IP/Ethernet or ATM architecture. To date, we have 118 metropolitan miniPOPs in our metropolitan rings acting as hubs to connect enterprise customers and some corporate buildings to our network, and more are scheduled for construction every year as customer demand increases. In addition, we possess national and regional licenses for microwave wireless frequencies that allow us to connect many of our business customers directly to our network, reducing our dependence on Telmex’s local network.

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

Other properties

Our new generation services are provided using our world class data centers built according to international standards including the TIA-942 norm. We currently own two data centers, a 1,050 square meter facility in Monterrey and a 100 square meter facility in Guadalajara. A new data center is under construction in Querétaro, near Mexico City, which is expected to be over 3,000 square meters.

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

Item 4.A | Unresolved Staff Comments

Not applicable.

Item 5 | Operating and Financial Review and Prospects

A. Operating results

Basis of presentation

The consolidated financial statements of Alestra and its consolidated subsidiary have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). IFRS include all International Accounting Standards (“IAS”) effective at December 31, 2012, as well as the related interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), including those previously issued by the Standing Interpretations Committee (“SIC”).

In accordance with the modifications to the rules for Public Companies and other Mexican Stock Exchange Participants, issued by the National Banking and Securities Exchange Commission on January 27, 2009, the Company is obliged to prepare its financial statements from 2012 and on using IFRS as the accounting standards framework.

For comparability purposes, the consolidated financial statements at December 31, 2011 and for the year then ended have been prepared under IFRS.

Alestra changed its accounting policies from Mexican Financial Reporting Standards (“MFRS”) to comply with IFRS as of January 1, 2012. The transition from MFRS to IFRS was registered in accordance with IFRS 1 “First time adoption of IFRS”, setting January 1, 2011 as the transition date. The reconciliation of the effects of the transition from MFRS to IFRS is disclosed in Note 29 on the consolidated financial statements.

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

During 2011, we had two operating segments, which were also our reportable segments: (a) Long Distance and (b) Data, Internet and Local services. However, in 2011, as a result of changes in the telecommunications industry in Mexico, Alestra’s management determined that we needed to change our operating segments. Due to developments in the telecommunications industry, it was no longer appropriate to review and make decisions about resource allocation and performance assessments based on the two previous operating segments. Alestra’s management has determined that our business strategy in the future should be more focused on the Value Added Services, such as IT, data, internet and local. As a result, we are allocating more resources to this area. In addition, with changes in the telecommunications industry in Mexico, long distance revenues continue to decrease and this service is not seen as the primary area for future growth.

Further, during 2011, Alfa acquired AT&T México’s 49% equity interest in Alestra. This resulted in Alestra no longer offering AT&T Global Services as well as a shift in management’s strategic focus, which includes expanding and growing value added services.

As a result of the aforementioned business changes, in 2011, Alestra’s management evaluated the nature and financial effects of the business activities in which Alestra engages and the new economic environment in which operates, and it concluded that the company has three operating segments: (a) Enterprise Segment, (b) Small Business and Consumer Services Segment and, (c) International Services Segment.

Our new three operating segments focus on the following: (a) the Enterprise Segment, which offers communication services, and Value Added Services such as IT, data and internet, managed through the Company’s network and infrastructure, for multinational companies, as well as international and national businesses and local government entities; (b) the Small Business and Consumer Services Segment, which offers communication products and services to the retail and small businesses market; and (c) the International Services Segment, which offers communication services to operators with international incoming traffic terminating in Mexico.

The Small Business and Consumer Services operating segment and the International Services operating segment are not considered individual reportable segments due to the fact that they did not meet the thresholds for separate reporting under IFRS 8 “Operating Segments” for any of the reported years, due to a lack of compliance with quantitative limits. Pursuant to this standard, operating segments with total revenues equal to or less than 10% of the total entity revenues are not required to be reported separately and can be grouped with other operating segments that do not meet the 10% threshold, as long as the aggregate sum of these grouped operating segments does not exceed 25% of total entity revenues. As a result, the financial information of the Small Business and Consumer Services operating segment and the International Services operating segment is grouped together and presented as “other segments”.

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

Our revenues consist of: (a) fixed charges to customers for our data and internet services, which are billed mainly in Mexican Pesos, (b) fixed and variable charges to customers for our IT and local services, which are billed in Mexican Pesos, (c) charges to customers for long distance calls, which are billed in Mexican Pesos and (d) charges to foreign carriers for termination of incoming international telephone calls, which are billed in U.S. dollars. Our revenues depend on the number of subscribers, volume of traffic, rates charged by us to our customers and settlement rates agreed with foreign carriers.

Our cost of Value Added Services access consists primarily of direct access and backbone services. Direct access costs are related to last-mile access to extend our network to customers’ premises. In addition, backbone services are primarily related to capacity usage, in order to connect multiple customers to our network.

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

The following table sets forth information regarding our revenues and operations:

(in millions)	For the Year Ended December 31, 2012				For the Year Ended December 31, 2011

	Enterprise Segment		Other Segments	Total	Enterprise Segment		Other Segments	Total

Long Distance	Ps.	766.6	75.2	841.9	Ps.	831.8	121.3	953.1

Value Added Services		3,647.8	144.7	3,792.5		3,589.3	154.9	3,744.2

Total	Ps.	4,414.4	219.9	4,634.3	Ps.	4,421.2	276.2	4,697.3

Impact of developments in the Mexican economy

The vast majority of our customers are Mexican companies or individuals. Furthermore, all of our operations are located in Mexico. Accordingly, our financial condition and results of operations are significantly impacted by economic conditions within Mexico.

The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year Ended December 31,	Inflation Rate	Average 28-day Cetes	Mexican GDP Annual Growth Rate	Gross International Reserves as of the End of Each Year
2001	4.4%	11.3%	(0.2) %	$40.9 billion
2002	5.7%	7.1%	0.8%	$48.0 billion
2003	4.0%	6.2%	1.4%	$57.4 billion
2004	5.2%	6.8%	4.1%	$61.5 billion
2005	3.3%	9.2%	3.2%	$68.7 billion
2006	4.1%	7.2%	5.2%	$67.7 billion
2007	3.8%	7.2%	3.3%	$78.0 billion
2008	6.5%	7.7%	1.5%	$85.3 billion
2009	3.6%	5.4%	(6.1) %	$90.8 billion
2010	4.4%	4.4%	5.5%	$113.6 billion
2011	3.8%	4.3%	3.9%	$142.5billion
2012	3.6%	4.3%	3.9%	$163.6 billion

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

Impact of foreign currency fluctuations

Our principal foreign currency fluctuation risk involves changes in the value of the Mexican Peso relative to the U.S. dollar. As of December 31, 2012, the amount of our notes, bank loans, notes payable and capital leases denominated in U.S. dollars was Ps. 2,700.4 million.

Interest expense on our U.S. dollar-denominated debt, as expressed in Mexican Pesos in our consolidated financial statements, varies with exchange rate movements. Depreciation of the Mexican Peso results in increases in interest expense on a Mexican Peso basis. We record an exchange gain or losses with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Mexican Peso appreciates or depreciates in relation to the U.S. dollar. As of December 31, 2012, our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated monetary assets.

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

See Item 3, “Key Information — Selected Financial Data” for a discussion of exchange rates.

IETU

On October 1, 2007, the Mexican government made changes to its tax system, which took effect on January 1, 2008. The changes introduced a flat tax (Impuesto Empresarial a Tasa Única, or “IETU”), which replaces the Mexican asset tax. In general, Mexican companies are subject to paying the greater of the flat tax or the income tax. Taxpayers will calculate IETU tax at 17.5 percent of an income determined based on the cash flow (although transitional rates of 16.5 percent and 17.0 percent apply in 2008 and 2009, respectively). If the IETU tax is a positive amount, the enterprise compares the IETU tax to the income tax calculated under the current income tax system and to IETU tax credits. If the IETU tax is larger, this amount is classified as IETU tax and paid as a supplement to the regular income tax liability. However, if the IETU tax is positive but less than the regular income tax plus the IETU tax credits, no IETU tax is due. If the tax base that is subject to the IETU tax is negative (which will occur when deductible expenditures exceeds taxable receipts), the amount of excess expenditures multiplied by the IETU tax rate will result in a credit for the IETU tax that can be used to reduce the IETU tax in the subsequent 10 years. For 2012, our income tax was higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated income statements.

On December 7, 2009, a decree was published, which modified, added and revoked several provisions of the Mexican Income Tax Law. This decree establishes, among others, that the income tax rate will be 30% for the fiscal years 2010 to 2012, 29% for 2013 and 28% from 2014 onwards. At December 31, 2012 the aforementioned change in rates resulted in a decrease in our deferred income tax asset balance of Ps. 0.7 million, which was determined based on the expectation of the reversal of temporary items at the new rates.

Additionally, through the Federal Revenue law for 2013, issued on December 9, 2012 and published in the Diario Oficial de la Federación (“DOF”) on December 17, 2012, the income tax rate for 2013 was set at 30 % instead of 29%. The same law states that the income tax rate will be 29% in 2014 and will be 28% starting in 2015.

Regulations

We operate in a highly regulated industry and the services we provide as well as some of the rates we may charge our customers are subject to regulatory approval. See Item 4, “Information on the Company – B. Business Overview – Regulatory framework and bodies.”

Results of operations

Fiscal Year ended December 31, 2012 compared to Fiscal Year ended December 31, 2011

Revenues

Total revenues decreased 1.3%, or Ps. 63.0 million, to Ps. 4,634.3 million in 2012 from Ps. 4,697.3 million in 2011, primarily due to the decrease of our other segments services revenues.

Enterprise Segment. Revenues decreased 0.2%, to Ps. 4,414.4 million in 2012 from Ps. 4,421.2 million in 2011. This decrease resulted primarily from a decrease in our long distance services revenues, partially offset by an increase in our Value Added Services revenues. We have successfully compensated the loss of AGN services by new domestic services and services provided to AT&T. Our enterprise segment revenues in 2012 represented 95.3 % of our total revenues.

Other Segments. Revenues derived from our other segments decreased 20.4%, to Ps. 219.9 million in 2012 from Ps. 276.2 million in 2011. The decrease in other segments revenues was primarily due to lower long distance services revenues.

Revenues by Service

(in millions)	For the Year Ended December 31, 2012				For the Year Ended December 31, 2011

	Enterprise Segment		Other Segments	Total	Enterprise Segment		Other Segments	Total

Long Distance	Ps.	766.6	75.2	841.9	Ps.	831.8	121.3	953.1

Value Added Services		3,647.8	144.7	3,792.5		3,589.3	154.9	3,744.2

Total	Ps.	4,414.4	219.9	4,634.3	Ps.	4,421.2	276.2	4,697.3

Value Added Services revenues increased 1.3%, to Ps. 3,792.5 million in 2012 from Ps. 3,744.2 million in 2011. This increase resulted primarily from an increase in our IT services revenues, as we continued to focus our sales efforts on these services. Our Value Added Services continued to increase their share in our revenue portfolio, and represented 81.8% of our total revenues in 2012 compared to 79.7% in 2011.

Revenues derived from our long distance services decreased 11.7%, to Ps. 841.9 million in 2012 from Ps. 953.1 million in 2011. The decrease in long distance services revenues was primarily due to lower domestic long distance traffic coupled with a decrease in revenue per minute. As a percentage of total revenues, long distance revenues represented 18.2% of our total revenues in 2012.

Cost of Services (excluding depreciation and amortization)

Our cost of services consisted primarily of interconnection costs, including:

—	fees for leased lines, typically paid on a per-circuit per month basis to Telmex and other last mile access providers;
—	interconnection costs, including local access charges and resale expenses, paid on a per-minute basis primarily to Telmex; and
—	international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated by us in Mexico.

Cost of services decreased 23.7% to Ps. 1,138.9 million in 2012 from Ps. 1,492.7 million in 2011. This decrease was due to a 47.1% decrease in long distance services costs, coupled with a 10.4% decrease in our Value Added Services costs. Our long distance services costs decreased to Ps. 286.0 million in 2012 from Ps. 540.8 million in 2011, primarily as a result of lower interconnection rates applicable in 2012 and a reversal in February 2012 of the provision for fixed-to-mobile interconnection rates, since we reached a favorable agreement with Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) regarding the applicable interconnection rates for traffic terminating in Telcel’s mobile network under the “calling party pays” system, which are lower than the rates we had provisioned for 2011 and January 2012 coupled with our saving initiatives in leased lines reduction. Our Value Added Services costs decreased to Ps. 852.9 million in 2012 from Ps. 951.9 million in 2011, mainly due to the decrease of the fixed to mobile rates and a reversal in the provision in local services.

Enterprise Segment. The costs in this segment decreased 21.7% to Ps. 1,088.9 million in 2012 from Ps. 1,391.0 million in 2011. The decrease was primarily due to the reversal in February 2012 of the provision for fixed-to-mobile interconnection rates as noted above.

Other Segments. Cost of other segments decreased 50.8% to Ps. 50.0 million in 2012 from Ps. 101.7 million in 2011. This decrease was primarily due to a decrease in our long distance services costs due to above mentioned lower interconnection rates.

Gross Profit (excluding depreciation and amortization)

Gross profit is revenues less cost of services. As used in this section, gross profit (excluding depreciation and amortization) excludes depreciation and amortization, whereas “gross profit” in the financial statements included in this annual report includes depreciation and amortization. Gross profit (excluding depreciation and amortization) is considered a non-IFRS financial measure. Gross profit (excluding depreciation and amortization) is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Rather, gross profit (excluding depreciation and amortization) is provided as additional information to complement IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, it should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS.

We believe that gross profit (excluding depreciation and amortization) can be useful in facilitating comparisons of operating performance between periods and with other companies. However, our computation of gross profit (excluding depreciation and amortization) is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation and amortization expenses. Although gross profit (excluding depreciation and amortization) is a relevant measure of operating performance, it should not be considered as an alternative to operating income (determined in accordance with IFRS, as an indication of our financial performance), or an indication of resources generated from operating activities (determined in accordance with IFRS, as a measure of our liquidity), nor is it indicative of funds available to meet our cash needs.

Gross profit (excluding depreciation and amortization) in 2012 increased 9.1% to Ps. 3,495.5 million from Ps. 3,204.6 million in 2011. Our gross profit (excluding depreciation and amortization) increased primarily due to higher Enterprise Segment gross profit (excluding depreciation and amortization), which helped to offset the decrease in other segments gross profit (excluding depreciation and amortization). Our Value Added Services gross profit (excluding depreciation and amortization) increased 5.3%, to Ps. 2,939.6 million in 2012 from Ps. 2,792.3 million in 2011. Our long distance gross profit (excluding depreciation and amortization) increased 34.8% to Ps. 555.9 million in 2012 from Ps. 412.3 million in 2011, as a result of a reduction in long distance services costs.

Enterprise Segment. Our enterprise segment gross profit (excluding depreciation and amortization) increased 9.7%, to Ps. 3,325.5 million in 2012 from Ps. 3,030.1 million in 2011. This increase in gross profit (excluding depreciation and amortization) was primarily due to our long distance and local services cost reduction previously explained.

Other Segments.  Our other segments gross profit (excluding depreciation and amortization) decreased 2.6% to Ps. 169.9 million in 2012 from Ps. 174.5 million in 2011. This decrease was primarily due to a decrease in long distance revenues partially offset by the cost reduction detailed above.

A reconciliation of our operating income to gross profit (excluding depreciation and amortization) is provided below as of December 31, 2012 and 2011.

(in millions)	Year ended December 31,

	2012		2011

Gross profit (excluding depreciation and amortization)	Ps.	3,495.5	Ps.	3,204.6

Administration and selling expenses		(1,690.4)		(1,632.6)

Depreciation and amortization [1]		(833.2)		(1,008.1)

Other expenses, net		(12.9)		(31.2)

Operating income	Ps.	959.0	Ps.	532.7

Administration and selling expenses

1 In the financial statements, depreciation and amortization is allocated to cost of services ($744,398, in 2012 and $896,484 in 2011) and administrative and selling expenses ($88,766 in 2012 and $191,604 in 2011) as it corresponds, in accordance to the items to which it is attributable.

Administration and selling expenses increased 3.5%, or Ps. 57.8 million, to Ps. 1,690.4 million in 2012 from Ps. 1,632.6 million in 2011, primarily as a result of higher personnel expenses in 2012. As a percentage of total revenues, administration and selling expenses represented 37.1% in 2012, compared to 38.4% in 2011.

Depreciation and amortization

Depreciation and amortization decreased 17.3%, or Ps. 174.9 million, to Ps. 833.2 million in 2012 from Ps. 1,008.1 million in 2011. This decrease was mainly attributable to an adjustment in the useful life of several assets resulting in additional depreciation of U.S. $13 million in 2011.

Operating income

Operating income increased 80.0%, to Ps. 959.0 million in 2012 from Ps. 532.7 million in 2011, due to higher gross profit (excluding depreciation and amortization) in 2012 coupled with the additional depreciation that resulted from the adjustment in asset useful life in 2011.

Finance result

Our comprehensive financial loss in 2012 was Ps. 132.9 million, compared to a loss of Ps. 681.0 million in 2011. The following table sets forth our comprehensive financial results for the periods under review:

(in millions)	Year ended December 31,

	2012		2011

Finance income	Ps.	215.8	Ps.	9.0

Finance cost		(348.6)		(690.0)

Finance result, net	Ps.	(132.9)	Ps.	(681.0)

We record a foreign exchange gain or loss with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated monetary assets for the year ended December 31, 2012 and December 31, 2011. We recorded a foreign exchange gain in our finance income due to a 6.9% appreciation of the value of the Peso against the U.S. dollar during 2012, compared to a foreign exchange loss recorded as finance cost, due to a 13.1% depreciation of the value of the Peso against the U.S. dollar during 2011.

Our finance cost totaled Ps. 348.6 million in 2012, a 49.5% decrease, compared to Ps. 690.0 million in 2011. This decrease was a result of a Ps. 328.8 million exchange loss in 2011.

Finance income increased to Ps. 215.8 million in 2012 from Ps. 9.0 million in 2011. This increase was primarily the result of an exchange gain of Ps. 197.7 million in 2012.

Income Tax and IETU

We and our subsidiary, Servicios Alestra, are required to pay the greater of the income tax or IETU, which are computed separately for each entity. We participate in the tax consolidation of Alfa, our holding company. We recorded an income tax expense of Ps. 185.0 million in 2012 compared to a tax benefit of Ps. 61.5 million in 2011.

We used tax loss carry-forwards previously reserved, against our current income tax, amounting to Ps. 40.0 million and Ps. 14.8 million, in 2012 and 2011, respectively.

Income tax increased mainly because in the 2012, we recorded a deferred tax expense of Ps. 35.1 million, and in 2011 we had a deferred tax profit of Ps. 234.1 million. The main reason for such difference was the movement in the temporary differences of the fixed assets, deferred charges and accruals in the deferred tax calculation.

Net Income (loss)

As a result of the above factors, in 2012, we recorded a net income of Ps. 641.0 million compared to a net loss of Ps. 86.9 million in 2011.

Critical accounting policies

We make estimates and assumptions concerning the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are considered to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

Revenue Recognition

Our principal sources of revenue are derived from IT, data, internet and local services and from domestic and international long distance services. Long distance revenues are recognized based on minutes of traffic processed by us. Revenues from international long distance services reflect income obtained under bilateral contracts between us and foreign operators, as well as those amounts obtained from our clients in Mexico. The bilateral contracts set the payment rates from us to foreign operators for the use of their networks in long distance interconnections invoiced in Mexico and from the foreign operators to us for the use of our network for the interconnection of calls invoiced outside of Mexico. Payment rates subject to these contracts are negotiated with each foreign operator. Revenues derived from IT, data, internet and local are billed monthly and are recognized when services are provided.

Long-lived assets

We estimate the useful lives of long-lived assets in order to determine depreciation and amortization expense to be recorded during any reporting period. The useful life of an asset is estimated at the time the asset is acquired and is based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened. This would result in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in asset’s value. We review assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets. In assessing impairments, we use cash flows, which take into account management’s estimates of future operations, including estimates of revenues, costs, operating expenses, capital expenditures and debt service. In accordance with IFRS, if an evaluation is required, the estimated future discounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if an asset is impaired, in which case the asset is written down to its fair value. Based on our cash flow analysis, no impairment existed at December 31, 2012 and 2011, and January 1, 2011.

Deferred taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process requires us to estimate our certain current tax exposure together with an assessment of temporary differences resulting from the differing treatment of certain items for tax and accounting purposes, such as depreciation and amortization, cost and accruals, and impairment provision for doubtful accounts. These differences result in deferred tax assets and liabilities, which are included on our consolidated balance sheet. This method of determining deferred taxes is known as the comprehensive asset-liability method. To the extent we establish an impairment provision or we increase this provision during a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any impairment provision recorded against our net deferred tax assets. In 2011 we recorded an impairment provision of Ps. 25.7 million, due to uncertainty whether we may use certain deferred tax assets, primarily certain net operating losses carried forward, before they expire. This provision for tax loss carry-forwards is based on our projected tax results for future years, considering the scenario at the reporting date. If the scenario under which we prepared our projections changes, the provision for tax loss carry-forwards may be reversed in the following years. These net operating loss carry-forwards expire ten years after they accumulate. The provision is based on financial projections prepared by us. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the provision that could materially impact our financial position and results of operations. We have determined that we will continue to pay regular income tax in the foreseeable future. As a result, we have not recorded any deferred IETU taxes as of December 31, 2012.

Fair value of property, plant and equipment

Property, plant and equipment are stated at fair value based on an independent appraisal, less accumulated depreciation and accumulated impairment losses. This valuation was conducted on January 1, 2011, the date of our transition to IFRS. The fair value was determined based by recent market transactions for similar assets.

Pensions

The present value of obligations related to our pensions relies on factors determined on the basis of actuarial valuations that use a series of assumptions. The assumptions used in determining the net cost (income) for pensions include the use of discount rates, future salary increases, personnel turnover rates and mortality rates, among others. Any changes in these assumptions will impact the book value of the related obligations.

We determine the proper discount rate at the end of each year. This interest rate should be used in determining the present value of future disbursements, estimated to be required to settle pension obligations. To determine the proper discount rate, we consider the interest rate in accordance with IAS 19 “Employee benefits” and denominated in the currency in which the benefits are to be paid, and which have maturity terms closely resembling those of our pension obligations. Other key assumptions for employee benefits obligations are based, partly, on actual market conditions.

If the discount rate changes by 1% compared to that estimated by the management, the book value of the pension obligation would be approximately Ps. 5,715 lower or Ps. 8,934 higher.

Contingent losses

We make judgments and estimates in recording liabilities for claims and litigation matters, most of which are related to interconnection services rates. Actual costs can vary from estimates for a variety of reasons, including variations from estimates of the costs of settling claims and litigation based on differing interpretations of laws, opinions and assessments of the amount of losses.

Contingencies are recorded as provisions when it is probable that a liability has been incurred and the amount of the loss is reasonably estimated. An estimate as to the sensitivity to potential losses if other assumptions had been used in recording these provisions is not practicable because of the number of underlying assumptions and the range of reasonably possible outcomes depending on potential actions by third parties such as regulators, both in terms of the probability of loss and the estimates of such loss.

At December 31, 2012, provisions represent provisions for interconnection rates disputes with Teléfonos de México, S. A. B. de C. V. and Pegaso PCS, S. A. de C. V. The provision charge is recognized in the results of the period as part of cost of services. The balance at December 31, 2012 was not expected to be used in the short term, as these contingent liabilities are expected to be resolved in the long term. According to the analysis of the Company and after legal advice, the resolutions of these legal claims will not result in significant losses that would exceed the provision at December 31, 2012.

New financial reporting standards

New pronouncements and amendments that have been issued but are not yet effective for periods starting January 1, 2012 and have not been adopted by the Company are the following:

-

IFRS 7, “Financial Instruments: Disclosures”. In October 2012 the IASB amended IFRS 7, “Financial instruments: Disclosures”. The standard amends the required disclosures to enable users of the financial statements to evaluate risk exposure related to transfers of financial assets and the effect of these risks on the financial position of the entity. For the Company, this amendment is effective beginning January 1, 2013.

-

IAS 1, “Presentation of Financial Statements”. In June 2011 the IASB amended IAS 1, “Presentation of financial statements”. The main change resulting from this modification is the requirement to group items presented in other comprehensive income, on the basis of whether they are potentially reclassified to the income statement in later years. The amendments do not consider which items are presented in other comprehensive income. For the Company, this amendment is effective beginning January 1, 2013.

-

IFRS 9, “Financial Instruments”. IFRS 9, “Financial Instruments” was issued in November 2009 and contained requirements for classification and measurement of financial assets. Requirements for financial liabilities were included as part of IFRS 9 in October 2010. Most of the requirements for financial liabilities were taken from IAS 39 without making any changes. However, some amendments were made to the fair value option for financial liabilities to include own credit risk. In December 2011, the IASB made amendments to IFRS 9 to require its application for annual periods beginning on or after January 1, 2015.

-

IFRS 10, “Consolidated Financial Statements”. In May 2011 the IASB issued IFRS 10, “Consolidated Financial Statements”. This standard outlines the principles for the presentation of consolidated financial statements when an entity controls one or more entities. IFRS 10 defines the principle of control and establishes control as the basis for determining the entities to be consolidated in the financial statements. The standard also includes the accounting requirements for the preparation of the consolidated financial statements, as well as the requirements for application of the principle of control. IFRS 10 replaces IAS 27, “Consolidated and separate financial statements” and SIC 12 “Consolidation – Special purpose entities” and for the Company, IFRS 10 is effective starting from January 1, 2013.

-

IFRS 11, “Joint Arrangements”. In May 2011 the IASB issued IFRS 11 “Joint Arrangements”. IFRS 11 classifies joint arrangements into two types: joint operations and joint ventures. The entity determines the type of joint arrangement in which it participates considering their rights and obligations. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. In a joint venture, an investment is recognized and recorded using the equity method. For the Company, IFRS 11 is effective starting from January 1, 2013.

-

IFRS 12, “Disclosure of Interest in Other Entities”. The IASB issued IFRS 12, “Disclosure of Interests in Other Entities” in May 2011. IFRS 12 requires an entity to disclose information to evaluate the nature and risks associated with its interests in other entities, including joint arrangements, associates and special purpose entities. For the Company, IFRS 12 is effective starting from January 1, 2013.

-

IFRS 13, “Fair Value Measurement”. In May 2011 the IASB issued IFRS 13, “Fair Value Measurements”. The objective of IFRS 13 is to provide a precise definition of fair value and be a single source for the measurement and disclosure requirements for fair value when it is required or permitted by other IFRSs. For the Company, IFRS 13 is effective starting from January 1, 2013.

-

IAS 19, “Employee Benefits”. In June 2011 the IASB amended IAS 19, “Employee Benefits”. The amendments eliminate the corridor method and show the calculation of interest expense on a net basis. For the Company, this amendment is effective starting from January 1, 2013.

-

IAS 27, “Separate Financial Statements”. In May 2011 the IASB amended IAS 27 under a new title “Separate Financial Statements”. This standard includes guidelines for separate financial statements that remained in place after the control provisions were included in IFRS 10. For the Company, this standard is effective starting from January 1, 2013.

-

IAS 28, “Investments in Associates and Joint Ventures”. In May 2011 the IASB amended IAS 28 under a new heading “Investments in Associates and Joint Ventures”. The new standard includes requirements for joint ventures and associates for recognition in accordance with the equity method. For the Company, IAS 28 is effective starting from January 1, 2013.

Our management considers that the adoption of the new standards and amendments outlined above will have no significant impact on our financial statements

B. Liquidity and capital resources

Our capital requirements are primarily for the following purposes:

•	capital expenditures;
•	to meet our debt service obligations; and
•	to meet our working capital needs.

We continue to focus our capital expenditures on businesses that we believe may offer more attractive margins and a short- to medium-term return. All capital expenditures are included in a budget which is pre-authorized by our Board of Directors. We believe that we will generate positive capital resources from our operations to fund working capital, capital expenditures and most of our debt service needs in the short term. We cannot assure you, however, that capital expenditures will be made in the amounts currently expected or be funded with cash generated from our future operations.

Our ability to continue generating sufficient cash flow could be affected by the following factors among others:

—	the general economic conditions in Mexico;
—	access to the capital markets;
—	the continuing decrease in international settlements from foreign carriers;
—	lower domestic rates resulting from competition; and
—	higher capital expenditure needs to build and maintain our network.

Current Liquidity

As of December 31, 2012 and 2011 we had Ps. 410.5 million and Ps. 488.1 million of unrestricted cash available, respectively. Our unrestricted cash balance consists of cash and temporary investments with original maturities of sixty days or less. Total debt decreased by U.S.$16 million to U.S.$200 million in 2012, from U.S.$216 million in 2011.

Our treasury policy is to invest in highly liquid temporary cash investments issued by the U.S. and Mexican governments, major Mexican and U.S. banks and corporations with high credit ratings. As of December 31, 2012, we had cash of Ps. 12.6 million and temporary investments of Ps. 397.9 million, of which Ps. 240.5 million were Peso-denominated instruments and Ps. 170.0 million were U.S. dollar-

denominated instruments. We believe that our cash flow from our operations and our available credit lines are sufficient to fund our capital expenditures, operating needs and the servicing of our short term debt in 2013.

As of December 31, 2012 and December 31, 2011 our ratio of current assets to current liabilities was 1.49 times, and 1.22 times, respectively.

(in millions)	As of December 31,

	2012	2011
Unrestricted cash balance	Ps. 410.5	Ps. 488.1
Current ratios (times)	1.49x	1.22x

On December 23, 2011, we signed a committed revolving facility with Comerica Bank for U.S.$ 20.0 million which bears interest at a three-month adjusted LIBOR rate plus 3.00%. The revolving facility is due on June 2014. This facility is currently unused.

On June 5, 2012 we signed a revolving credit line with Banco Nacional de Comercio Exterior S.N.C. (“Bancomext”) in an amount of Ps. 450.0 million which matures on June 5, 2016. This facility is currently unused.

Capital expenditures during 2012 amounted to Ps. 895.2 million, compared to Ps. 897.4 million invested in 2011. Our capital expenditure program includes investments to expand our network, develop new services to customers, increase data center capacity and also to provide last mile and direct access to connect customers to our network and to extend our network customers’ premises, commonly referred to as the last-mile access. As of the date of this report, our capital expenditure program is proceeding according to schedule.

Cash flows for the years 2012 and 2011 are explained as follows:

Operations. Our operating activities net cash flows were Ps. 1,589.3 million and Ps. 1,503.7 million in 2012 and 2011, respectively. This increase was mainly due to higher gross profit (excluding depreciation and amortization) partially offset by a reduction in accounts payable due to the resolution of the fixed to mobile rates dispute.

Investing. Our investing activities net cash outflows were Ps. 1,028.7 million and Ps. 649.3 million in 2012 and 2011, respectively. This increase was primarily a result of the sale of telecommunication nodes to AGNS México, which offset our total capital expenditures paid in 2011 of Ps 899.4 million.

Financing. Our financing activities net cash flows were Ps. 663.3 million and 845.0 million in 2012 and 2011 respectively. These financing activities primarily include:

—	the payment of interest corresponding to our then outstanding debt in an amount of Ps. 314.6 million and Ps. 305.5 million in 2012 and 2011, respectively;
—	the payment of Ps. 243.3 million and Ps. 318.0 million in 2012 and 2011, respectively, of the corresponding debt amortization and prepayment of our vendor facilities and bank loan ;
—	dividends payment in an amount of Ps.105.4 million in 2012 and Ps. 221.5 million in 2011.

Material Commitments and Funding

The table below describes by year of payment due current material commitments as of December 31, 2012.

(in millions)	As of and for the year ended December 31,

	2013	2014	2015	2016	2017

Principal and interest payments on long-term debt (1)	Ps. 120.8	Ps. 2,579.7	Ps. —	Ps. —	Ps. —
Operating leases	126.7	104.5	84.2	47.8	131.0
Capital expenditures (2)	1,528.1	—	—	—	—
Total	1,775.6	2,684.2	84.2	47.8	131.0

(1)	Principal and interest payments on our 11.750% senior notes due 2014.
(2)	Derived from the annual budget from 2013.

Our principal long term debt commitments for 2014 include the principal amortization of U.S.$200.0 million due on August 11, 2014 of our 11.750% senior notes due 2014. Our interest commitments for 2013 and 2014 include the interest payments on our 11.750% senior notes due 2014.

Our operating lease commitments include the rent of our operative and administrative buildings, and our capital expenditures commitments include an estimate of our capital expenditures for this year.

Capital expenditures for 2012 and 2011 amounted to Ps. 895.2 million, and Ps. 897.4 million, respectively. Our estimated payment according to our 2013 annual budget is Ps. 1,528.1 million.

We believe that the funds to meet our material commitments in 2013 will be provided by internally-generated funds from our operations and our available credit lines.

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

Principal payment date	Percentage of original principal amount payable	Percentage of remaining original principal amount
August 11, 2014	100%	—

The indenture governing our 11.750% senior notes due 2014 contains the following covenants, among others, each subject to certain customary exceptions and carve-outs:

—

subject to specified exceptions, we may not incur indebtedness unless our consolidated leverage ratio (as defined in the indenture) would be less than 3.50 to 1.0 and our consolidated fixed charge coverage ratio (as defined in the indenture) would be greater than or equal to 2.0 to 1.0. As of December 31, 2012, our consolidated leverage ratio was less than 3.50 to 1.0 and our consolidated fixed charge coverage ratio was greater than 2.0 to 1.0;

—

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

—	subject to specified exceptions, we may not incur any liens on any of our properties unless the notes are equally and ratably secured.

At December 31, 2012, we were in compliance with these covenants.

Other Indebtedness

As of December 31, 2012 and 2011 our total debt amounted to U.S.$200.0 million and U.S.$216.0 million, respectively. Total debt as of December 31, 2012 includes our 11.750% senior unsecured notes due 2014 in an amount of U.S.$200.0 million, which pay interest semiannually in cash in arrears on February 11 and August 11, beginning on February 11, 2010. The principal amortization is payable at maturity on August 11, 2014.

On December 23, 2011, we signed a committed revolving facility with Comerica Bank for U.S.$20.0 million which bears interest at a three-month adjusted LIBOR rate plus 3.00%. The revolving facility is due on June 2014. This facility is currently unused.

On June 5, 2012 we signed a revolving credit line with Bancomext in an amount of Ps. 450.0 million which matures on June 5, 2016. This facility is currently unused.

Legal Proceedings

We are involved in a dispute with Telmex regarding interconnection services rates applicable for 2008, 2009, 2010 and 2011 and requested the intervention of Cofetel regarding the interconnection rates applicable for 2012 and 2013.

On September 8, 2009, a trust was created by us, Telmex and BBVA Bancomer as a trustee, and amended on July 30, 2010, to guarantee the payment of such interconnection services. As of December 31, 2012, the trust balance was Ps. 422.8 million, including Ps. 376.8 million representing the amount in dispute and Ps. 46 million representing financial products held in escrow, which is included in our cash and cash equivalents in our balance sheet. We continue negotiations with Telmex, and we cannot assure you that we will reach an agreement in the near future. Telmex dominates the telecommunications market in Mexico, and we depend on Telmex for interconnection.

In connection with the 2009 dispute, in March, 2013 the 13th Federal Tribunal (Décimo Tercer Tribunal Colegiado de Circuito) announced its final judgment with regards to the 2009 rates dispute against Telmex, by which, among others, the interconnection rates issued by Cofetel were confirmed resulting in a favorable judgment for Alestra. In April 2013, we received the official legal notification of the ruling; therefore, we have requested the refund of the amount deposited in the escrow account corresponding to the dispute on interconnection rates for 2009 along with its corresponding interest. We believe this ruling will enhance the outcome of all other interconnection disputes. As of April 30, 2013, our management is in the process of determining the impact of this ruling on its financial statements.

We are also in disputes with mobile companies associated with Telefónica regarding mobile interconnection services rates for 2011, 2012 and 2013. As of the date of this annual report, management continues its negotiations with Telmex and Telefónica. Although the outcome of the aforementioned proceedings is uncertain, we have recognized provisions for such contingencies in accordance with IFRS and we do not believe that a decision adverse to us would have a material adverse effect on our business, financial condition or results of operation.

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

The Mexican telecom industry is highly influenced by various U.S. industry trends, such as:

•	the growth in broadband access;

—	the convergence of services and industries, as evidenced by the introduction of voice and data bundles in the market;
—	multi-service IP services, such as Virtual Private Networks; and
—	mobile services.

E. Off-balance sheet arrangements

As of December 31, 2012 we did not have any outstanding off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

	Payments due in period less than

	Total	2013	2014	2015	2016	2017
Long-term debt (1)	2,700.5	120.8	2,579.7
Operating lease obligation	494.3	126.7	104.5	84.2	47.8	131.0
Purchase obligations (2)	118.5	118.5
Employee benefits	99.9	14.8	15.4	16.0	16.6	37.1
Total	3,413.2	380.8	2,699.6	100.2	64.4	168.1

(1)	Interest and principal amount of our 11.750% senior notes due 2014.
(2)	Maintenance contracts.

Item 6 | Directors, Senior Management and Employees

A. Directors and senior management

Biographies of Senior Management

Rolando Zubirán Shetler (60) is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us on January 1, 1999. He has served as President and General Manager of Compania Ericsson S.A.C.I. in Argentina, as Managing Director of Ericsson Telecom, S.A. de C.V. in Mexico, as Managing Director of Ericsson Telecomunicações S.A. in Brazil and various other positions in business planning. Mr. Zubirán holds a Bachelor’s of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México, a Master’s of Science Degree in Operations Research from the University of Southern California and a Ph.D. in Management from the Universidad Autónoma de Nuevo León.

Bernardo García (54) is our Chief Financial and Administrative Officer. Mr. García has been with us since our start in 1996 and has held several positions, including marketing director, enterprise sales director, commercial strategy director and Vice-President of our Consumer Small Business Market. Before joining us, he also served in several positions in Alfa, including one on the team that negotiated the Amended and Restated Joint Venture Agreement with AT&T to form our company. Mr. García holds a Bachelor’s degree in Industrial and Systems Engineering from the Instituto Tecnológico de Estudios Superiores de Monterrey, a Masters degree in International Trade from Universidad de Monterrey and an MBA from IMD in Switzerland.

Raúl Ortega (56) is our Chief Public Affairs and Legal Officer. From 1993 to 1996, Mr. Ortega was a Public Affairs Director with AT&T. Mr. Ortega has been with us since our start in 1996. He has substantial experience as an advisor in international telecommunications, as well as in trade politics, policy and regulation in the U.S. and Mexico. Before joining AT&T, Mr. Ortega served as Managing Director of an alliance of Mexican private sector organizations formed to promote expanded trade between the U.S., Mexico and Canada, particularly in the context of the North American Free Trade Agreement. Mr. Ortega also has seven years of experience with Consejo Empresarial Mexicano para Asuntos Internacionales as a representative of Mexican business interests in Washington, D.C. He holds an accounting degree from the Universidad Iberoamericana and a graduate degree in Political Economics.

Alejandro Irigoyen (60) is our Vice President of Operations and IT. He is responsible for Technology Planning, Engineering, Network Operations, Customer Service, as well as the Systems development and Operations of the Company. Also, as a part of his responsibilities, he manages the leadership of the innovation program of

Alestra. Alejandro has 35 years of experience with the Alfa Group companies. Alejandro was elected in 1994 to join the team of executives from Alfa and AT&T who developed the original project of what is now Alestra. Since the establishment of Alestra in January 1996 to date he has been part of the top management team and has been in charge of several functions of the company. Alejandro has a bachelor degree in Engineering and Business Administration from the Universidad Autónoma de Nuevo Leon, has a master’s degree in Science from the University of Utah and extended the program AD2 Top Management in Administration by the IPADE.

Ricardo Hinojosa (46) is our Chief Marketing Officer. Mr. Hinojosa has been with us since 1997 and has held several executive positions, including MNC’s & Corporate Sales Director and Business & Product Development Director. He has over 22 years of experience with Alfa, where he has held several strategic positions in Planning and human resources. Mr. Hinojosa has a Bachelor’s Degree from the ITESM in Computer Science and a M.B.A. from the John E. Anderson School of Business from the University of California in Los Angeles.

Juan Pablo Legorreta Flores (59) is the Director of Strategic Planning. He joined the company in 1996 as Planning Director; however, he was part of the team, within Alfa, that gave life to Alestra. Mr. Legorreta has been with Alfa for 32 years, collaborating with different subsidiaries of the Group including Petrochemicals, Steel, Autoparts and Corporate Headquarters. He holds an academic degree from Instituto Tecnológico de Monterrey (ITESM) in Industrial and Systems Engineering, and an MBA from the same institution. Mr. Legorreta also attended the Executive Program in Strategy and Management from Stanford Graduate School of Business (1995).

Biographies of Directors

Armando Garza Sada (55) is the Chairman of the Board of Directors of Alestra and is the Chairman of the Board of Directors of Alfa. He joined Alfa in 1978. Prior to his current position, he was Vice Chairman of the Board and Senior Vice President of Development of Alfa. He was President of Versax and President of Sigma. Also, he was Vice President of Corporate Planning, and President of Polioles and Selther. Mr. Garza is member of the Boards of Femsa, Frisa, Grupo Financiero Banorte, Lamosa, Liverpool, Proeza, Tecnológico de Monterrey and Stanford University. He has been chairman of Nuevo Leon State Manufacturing Industry Chamber (CAINTRA) and Private Sector Industrial and Economic Council (CEESP). He has a B.S. in Management from the Massachusetts Institute of Technology and a MBA from the Stanford Graduate School of Business. Mr. Garza, who is a nominee of Alfa, has been a director of Alestra since October 2001.

Alvaro Fernandez Garza (44) is the President of Alfa. He joined Alfa in 1991. Prior to his current position, he was President of Sigma and held different executive positions in this company. He was also a member of the Boards of Vitro and Cydsa. He earned a degree in economics from Notre Dame University and a Master degree from Tecnológico de Monterrey and an MBA from Georgetown University. Mr. Fernandez, who is a nominee of Alfa, has been a director of Alestra since June 2010.

Alejandro Elizondo Barragán (60) is the Senior Vice President of Alfa. He joined Alfa in 1976. Prior to his current position, he was President of Alpek (Alfa’s Petrochemical Division. He also was Senior Vice President of Finance of Alfa and President of Hylsamex. Currently, he is a Board member of Embotelladoras Arca and Banco Regional de Monterrey. He studied Mechanical and Electrical Engineering at Tecnólogico de Monterrey, and earned an MBA from Harvard Business School. Mr. Elizondo, who is a nominee of Alfa, has been a director of Alestra since March 2006.

Ramon Alberto Leal Chapa (43) is the Chief Financial Officer of Alfa. He joined Alfa in 2009. Prior to his current position, he was the Treasurer of Alfa. He occupied diverse positions in Vitro, including Vice President of Strategic Planning, Mergers and Acquisitions, and Vice President of Corporate Financing and Strategic Projects. Prior to that, he held executive functions in Pulsar, Vector and Violy & Partners in New York. He is also a member of the Boards of Grupo Financiero Banorte and Universidad de Monterrey, and a member of the Finance Committee of Proeza. He studied Public Accounting at Universidad de Monterrey and has a Master’s degree in Operations Management from Tecnológico de Monterrey and earned an MBA from Harvard Business School. Mr. Leal, who is a nominee of Alfa, has been a director of Alestra since June 2010.

Carlos Jimenez Barrera (57) is the Secretary of the Board of Directors and Senior Vice President, Legal and Corporate Affairs of Alfa. He joined Alfa in 1976. Prior to his current position he was Legal Vice President of Alfa. He also was Legal Vice President of Corporate Affairs of Alfa, Legal Vice President of Hylsamex and partner of the Canales y Jiménez, S.C. law firm. He is a graduate from the School of Law at the Universidad de Monterrey and has a Master’s degree from New York University. Mr. Jimenez, who is a nominee of Alfa, has been a director of Alestra since September 2006.

Rolando Zubirán Shetler (60) is our Chief Executive Officer. Mr. Zubirán has over 20 years of experience in telecommunications. He joined us on January 1, 1999. He has served as President and General Manager of Compania Ericsson S.A.C.I. in Argentina, as Managing Director of Ericsson Telecom, S.A. de C.V. in Mexico, as

Managing Director of Ericsson Telecomunicações S.A. in Brazil and various other positions in business planning. Mr. Zubirán holds a Bachelor’s of Science Degree in Industrial Engineering from Universidad Nacional Autónoma de México, a Master’s of Science Degree in Operations Research from the University of Southern California and a Ph.D. in Management from the Universidad Autónoma de Nuevo León.

Paulino J. Rodríguez Mendivil (61) is the Senior Vice President of Human Capital of Alfa. He joined this organization in 2004. Prior to his current position he served in various positions at Sigma Alimentos, including Vice President of Human Resources, Vice President of Key Sales Accounts and Vice President of Institutional Sales. He was President of Spirax Sarco and Prosider companies. Additionally, he is a board member of the Blanqueo Museum, of the Industrial Engineering College and of IRPAC-CAINTRA (Nuevo Leon State Manufacturing Industry Chamber). He studied Industrial and Systems Engineering and obtained a Masters in Energy Technology from the University of the Basque Country, Spain. He also graduated from the School of Naval Academy officers in Spain and attended several graduate courses from the University of California at Berkeley, IPADE and Tecnológico de Monterrey.

B. Compensation

For the year ended December 31, 2012, we paid aggregate annual compensation of Ps. 49.7 million to our executive officers as a group for their services in all capacities. As of December 31, 2012, we have accrued pension benefits and similar liabilities of Ps. 99.9 million.

C. Board Practices

Pursuant to our bylaws, the number of directors on our board of directors will be the number of members determined by our general shareholders’ meeting. Unless otherwise provided in our by-laws, any vote by the board of directors requires a majority for approval. For our directors and senior management, there is no expiration date for their term of office, such directors shall continue until a new director is appointed. In addition, we have no service contracts that provide for benefits upon termination of employment. The period during which each director has served on our board is set forth at Item 6, “Directors, Senior Management and Employees — A. Directors and Senior Management — Biographies of Directors”. Pursuant to our bylaws, Alfa has the right to name and remove any board member at any time.

We currently do not have a separate audit committee. We are not required under the Sarbanes-Oxley Act of 2002 to have a separate audit committee, as we delisted from the New York Stock Exchange.

D. Employees

As of December 31, 2012, we employed 1,748 people through our sole subsidiary, Servicios Alestra. The chart below shows the distribution of our employees for the years 2010, 2011 and 2012:

	Number of Employees as of December 31,

Direction	2010	2011	2012
Officers and Staff	9	9	8

Enterprise Convergence Services	98	105	121

Administration	195	197	194

Human Resources	40	41	40

Engineering and Operations	665	693	752

Enterprise Business Unit	239	239	237

Small Businesses and Consumer Services Unit	307	230	239

Systems	110	122	123

Strategic Planning	10	9	10

Legal and Government Relations	23	24	24

Total	1696	1669	1748

In addition, Servicios Alestra has also contracted with third-party agencies for the services of less than 40 additional temporary employees. Only one labor union, Sindicato Nacional de Trabajadores del Transporte Público y Comunicaciones (the “National Union of Workers of Public Transportation and Communications”), which operates as an autonomous workers union, represents our employees. It represents 55 Servicios Alestra employees. Relations with the union are governed by a collective bargaining agreement between us and the union. Under Mexican law, collective bargaining agreements are reviewed annually with regard to salaries, and biannually with regard to fringe benefits. To date, we have not experienced any work stoppages, and we believe that our relationship with our employees and the union is good.

E. Share Ownership

Not applicable.

Item 7 | Major Shareholders and Related Party Transactions

A. Major Shareholders

We are owned 100% by Alfa and Alfa Subsidiarias. Alfa is one of Mexico’s largest conglomerates, comprised of five groups that participate in key industries around the world, including petrochemicals, aluminum and auto components, processed food, telecommunications and natural gas and hydrocarbons. As of December 31, 2012, Alfa’s total assets amounted to Ps. 153.9 billion, with revenues and operating income for 2012 of Ps. 200.2 billion and Ps. 16.3 billion, respectively.

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

B. Related party transactions

See Item 18, “Financial Statements — Note 26. Transactions and Balances with Related Parties.”

C. Interests of experts and counsel

Not applicable.

Item 8 | Financial Information

A. Consolidated statements and other financial information

See Item 18, “Financial Statements” for the list of all financial statements filed as a part of this annual report.

Policy on Dividend Distribution

Our dividend distribution policy, subject to the vote of our shareholders and to applicable provisions of our 11.750% senior notes due 2014 (or any of our other indebtedness restricting our ability to pay dividends), provides that our shareholders may agree to declare distributions as long as the aggregate amount of the proposed payment and all other dividend payments made subsequently to the senior notes due 2014 issue date does not exceed fifty percent of our cumulative after tax net income, determined in accordance with IFRS, and all requirements of Mexican law for the declaration and payment thereof have been satisfied.

On August 29, 2012 we paid a Ps.105.4 million dividend.

B. Significant changes

Not applicable.

Item 9 | The Offer and Listing

A. Offer and listing details

Not applicable.

B. Plan of distribution

Not applicable.

C. Markets

Our 11.750% senior notes due 2014 are listed on the unregulated Euro MTF Market of the Luxembourg Stock Exchange.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10 | Additional Information

A. Share capital

Not applicable.

B. Memorandum and articles of association

Our deed of incorporation and bylaws were previously filed as Exhibit 3.1 to Form F-4, Registration No.333-11084 filed with the SEC on November 9, 1999. Our bylaws were amended by the minutes to the General Partners’ Meeting on November 14, 2000, which were filed as Exhibit 3.2 to Form F-4, Registration No.333-100075 filed with the SEC on February 12, 2003. Our bylaws were further amended by the minutes to the general partners’ meeting on November 4, 2005, which were filed as Exhibit 1.3 to Form 20-F, filed with SEC on April 3, 2006. The joint venture agreement that was in effect prior to the consummation of the AT&T Transactions was filed as Exhibit 10.1 to Form F-4, Registration No.333-11084 filed with the SEC on November 9, 1999. Such joint venture agreement was further amended on November 30, 2005, which amendment was filed as Exhibit 4.1 to Form 20-F, filed with SEC on April 3, 2006. Our bylaws were further amended in a general partners meeting on August 23, 2011; a copy of such amended bylaws is filed as Exhibit 1.4 to this annual report. Our deed of incorporation includes the following as the purposes of our company:

—	To install, operate and/or exploit a public telecommunications network under a concession from the SCT.
—

The provision of any service associated with information technology, communication, telecommunication and information, including data transmission, internet access, restricted or cable TV, value added services, interconnection services, applications and software, ecommerce, cloud computing data center services and otherwise, as permitted in the relevant jurisdiction.

—

To use, benefit from and/or exploit frequency bands in the national territory under a concession from the SCT, except for the radioelectric spectrum classified as free access which may be used and exploited without a concession.

—	The rendering of radiocommunication, radiotelephone, cellular, telephone services, personal communication services and all services that use the radioelectric spectrum.
—

Construct, own, operate or exploit satellite communication systems under a concession from the SCT to occupy geostationary orbital positions and other satellite orbits and exploit their respective frequency bands.

—	The rendering of all types of satellite communication and information services, including voice, data and video.
—	Exploit, under a concession from the SCT, the rights to generate and receive frequency band signals associated to foreign satellite systems that cover and can render services in national territory.
—	Install, operate or exploit earth satellite transmission signal stations under the corresponding permit.
—

Manufacture, assemble, repair, adapt, purchase, sell, import, export, lease or otherwise utilize, commercialize or dispose of telecommunication and computer equipment, software and other related, accessory or similar equipment.

—	Sell, lease, dispose of and otherwise divest itself of the telecommunication network capacity.
—	Resell telecommunication capacity and services to the extent allowed by law.
—	Carry out or promote research and development programs and telecommunication training programs.
—

Acquire, own or otherwise receive industrial or intellectual property rights, such as patents, trademarks or trade names, industrial secrets, copyrights and similar, as well as licenses for their use and/or exploitation and, if applicable, grant, dispose of or transfer this rights or licenses of use and exploitation in favor of third parties.

—

Engage in the rendering of commodities and services directly or indirectly related to the purposes described in this Clause, as well as any other activities in matter of telecommunications, computing and information, by means of the use of present or future technology.

—	In general, carry out any other legal businesses or activities.

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

Our fixed capital, which is not subject to withdrawal rights, is constituted as follows:

—	Class A – Ps. 53,550
—	Class B – Ps. 51,450
—	Class N – Ps. 195,000

Our organizational documents do not set forth any special dividend or liquidation rights.

Social parts may only be transferred with the consent of the partners who represent the majority of our capital stock.

Shareholder meetings.

Shareholder meetings can be called by:

—	the Board of Directors, in which case the signature of the Secretary of the Board is required;
—	any of the members of the Board of Directors;
—	the examiner; or
—	shareholders representing at least 25% of the Class A or Class B stock.

At our shareholder meetings, the following items of business may be conducted:

—	examine our annual report, and determine the direction we will take the following year;
—	decide upon the application of the results of operation;
—	elect or remove any member of the Board of Directors;
—	resolve to redeem stock with income that, according to law, may be used to pay dividends;
—	decide to increase or reduce our fixed or variable capital;
—	pay dividends, if any;
—	approve changes to our bylaws;
—	determine our dissolution, if applicable;
—	and any other right or obligation pursuant to applicable law.

C. Material contracts

AGN Agreement

Upon the consummation of the AT&T Transactions, and following the termination of the Equipment Lease Agreement, we and AT&T terminated the AGN Agreement on October 1, 2011. Upon the termination of the AGN Agreement, we ceased offering AT&T Global Services in Mexico and using any of AT&T’s intellectual property. See Item 4, “Information on the Company—B. Business Overview.”

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

—	a shareholder of the issuer who owns, directly or indirectly, individually or jointly with related parties, more than 10% of voting shares of the issuer; or
—	a legal entity 20% of whose stock is owned, directly or indirectly, individually or jointly with related parties, by the issuer,

then, the withholding tax rate will be 30%.

Notwithstanding the foregoing, under Rule I.3.17.11. published in the Diario Oficial de la Federación (the Official Register of the Federation) on December 28, 2011, which is subject to amendment or repeal but is expected to remain in effect until December 31, 2012 (the “Reduced Rate Rule”), payments of interest made where:

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

Under the Income Tax Law, payments of interest we make with respect to the outstanding debt securities to non-Mexican pension or retirement funds are exempt from Mexican withholding taxes, provided that the fund:

(1)	is the effective beneficiary of the interest;
(2)	is duly organized pursuant to the laws of its country of origin (regardless of the type of organization);
(3)	is the effective beneficiary of the interest;
(4)	is exempt from income tax in such country; and
(5)	is registered with the SHCP for such purposes.

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

You may read a copy of our annual reports and any other document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC’s regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

I. Subsidiary Information

Not applicable.

Item 11 | Quantitative and Qualitative Disclosures About Market Risk

Our business activities require the holding or issuing of financial instruments which expose us to market risks related to changes in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate and Cash Flow Risk

Our interest rate risk arises from the our long-term loans. Loans issued at variable rates expose us to interest rate risks in cash flows that are partially offset by cash invested at market rates. The loans issued at fixed rates expose us to interest rate risks at fair value. Our policy is to hold the majority of the loans in fixed rate instruments.

We analyze our exposure to interest rate risk on a dynamic basis. Several scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, we calculate the impact on the annual result of a change in the interest rate defined for each simulation, using the same change in the interest rate for all currencies. The scenarios are run only for liabilities that represent the major interest-bearing positions.

We currently believe that increases in interest rates in the international markets are not likely to have a material adverse impact on our financial results or cash flows because, at December 31, 2012, 100% of our total debt carried fixed rates of interest. Our results and cash flows could be impacted if additional financing is required in the future when interest rates are high in relation to the Company’s current conditions.

Foreign Exchange Risk

We are exposed to foreign exchange risk arising from our currency exposure, primarily with respect to the U.S. dollar. Our indebtedness and a portion of our trade payables are denominated in U.S. dollars for which we are exposed to foreign currency risk. Our foreign currency fluctuation risk involves changes in the value of the Mexican Peso relative to the U.S. dollar. As of December 31, 2012 and 2011 and January 1, 2011, the amount of our senior notes denominated in U.S. dollars was U.S.$200 million (Ps.2,579 million).

Interest expense on our U.S. dollar-denominated debt, as expressed in Mexican Pesos in our consolidated financial statements, varies with exchange rate movements. Depreciation of the Mexican Peso results in increases in interest expense on a Mexican Pesos basis.

We record foreign exchange gains or losses when the Mexican Peso appreciates or depreciates against the U.S. dollar. Because our U.S. dollar-denominated monetary liabilities have exceeded, and are expected to continue to exceed our U.S. dollar-denominated monetary assets, depreciation of the Mexican Peso against the U.S. dollar will result in foreign exchange losses.

Periodically, we assess our exposure and consider opportunities to manage this risk. In October 2010, we entered into a currency hedge to minimize the effect of fluctuations in the Mexican Peso—U.S. dollar exchange rate. We sought to hedge the interest payment of the senior notes due in 2014 through two foreign exchange forward contracts. These agreements were both in an amount of U.S.$11.75 million maturing in February 2011 and August 2011 at an exchange rate of Ps. 12.463 per U.S.$1.00 and Ps. 12.611 per U.S.$1.00, respectively. These foreign exchange forward contracts, which matured in February 2011 and August 2011, had a negative effect and resulted in a loss of Ps. 6.9 million as of December 31, 2011.

We formally document hedge relationships, including identifying the hedging instruments and the hedged items, as well as risk management objectives and strategies for undertaking the hedge transaction. As of December 31, 2012 and 2011, we did not have derivative foreign currency contracts.

As of December 31, 2012 and 2011, if the Mexican Peso has weakened/strengthened by 10% against the U.S. dollar considering other variables held constant, profit after tax would have been Ps. 232 million and Ps. 262 million, respectively, higher/lower primarily as a result of gains/losses on exchange rate for conversion of dollar accounts receivable and gains/losses on translation of foreign currency loans denominated in U.S. dollars.

Item 12 | Description of Securities Other Than Equity Securities

Not applicable.

Item 13 | Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14 | Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15 | Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2012.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. The assessment was based on criteria established in the framework Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

Item 16 | Reserved

Item 16.A. Audit Committee Financial Expert

At this time, we do not have an audit committee. Our board of directors has determined that it does not have a financial expert meeting the requirements of Item 16A. We do not have a financial expert on our board of directors because we are a privately owned company and Mexican law does not require us to have a financial expert on our board of directors.

Item 16.B. Code of Ethics

We have adopted a code of ethics, as defined in the Sarbanes-Oxley Act, applicable to our employees, principal executive officer, principal financial officer, and principal accounting officer. Our code of ethics is available for consultation at our web site at www.alestra.com.mx.

Item 16.C. Principal Accountant Fees and Services

The aggregate fees billed by PricewaterhouseCoopers, S.C. (“PwC”), our independent registered public accounting firm, for professional services in 2012 and 2011 were as follows:

	2012		2011

Audit Fees (1)	Ps.	6.2	Ps.	6.2

Audit Related Fees (2)		0.4		0.4

Total	Ps.	6.6	Ps.	6.6
(1)

Audit fees include fees associated with the annual audit of our consolidated financial statements and reviews of our quarterly reports for statutory purposes. Audit fees also include fees associated with various audit requirements of us.

(2)	Audit-related fees include amounts paid to PwC for the audit of statutory social security and housing report, and other statutory reports.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16.F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

Not applicable.

Item 16.H. Mine Safety Disclosures

Not applicable.

Item 17 | Financial Statements

Not applicable.

Item 18 | Financial Statements

See pages F-1 through F-60 incorporated herein by reference.

Item 19 | Exhibits

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

1.4 Amendment to the By-Laws dated August 23, 2011. (previously filed with the Commission by Alestra, S. de R.L. de C.V. as an exhibit to its Form 20-F, Registration Number 0001193125-12-172950 on April 20, 2012)

2.1 Indenture dated August 11, 2009 between Alestra, S. de R.L. de C.V. and The Bank of New York Mellon, as trustee, for the 11.750% Senior Notes due 2014 (previously filed with the Commission by

Alestra, S. de R.L. de C.V. as an exhibit to its Form F-4, Registration Number 333-162372 on October 7, 2009).

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

13.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

*Filed herewith

Report of Independent Registered Public Accounting Firm

To the Stockholders of:

Alestra, S. de R. L. de C. V.

We have audited the accompanying consolidated financial position of Alestra, S. de R. L. de C. V. and subsidiary as of December 31, 2012,2011 and January 1st, 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) and with International Standard on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alestra, S. de R. L. de C. V. and subsidiary at December 31, 2012, 2011 and January 1st, 2011 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

PricewaterhouseCoopers

/s/ Oscar Badillo G.

Oscar Badillo G.

Monterrey, Nuevo Leon, Mexico

April 30, 2013.

Alestra, S. de R. L. de C. V. and subsidiary

Consolidated Statements of Financial Position

December 31, 2012 and 2011 and January 1st, 2011

In thousands of Mexican pesos

	Note	December 31, 2012	December 31, 2011	January 1st, 2011
Assets

CURRENT:
Cash and cash equivalents	6	Ps 410,455	Ps 488,091	Ps 486,224
Trade and other receivables, net	7	622,419	631,503	605,928
Other current assets	8	188,663	132,041	69,609

Total current assets		1,221,537	1,251,635	1,161,761

NON-CURRENT:
Restricted cash and cash equivalents	9	424,460	408,698	378,207
Property, plant and equipment, net	10	4,942,209	4,816,301	5,245,089
Intangible assets, net	11	315,908	257,704	227,418
Deferred income tax assets	12	386,756	414,743	180,742
Other non-current assets	13	54,630	74,683	15,830

Total non-current assets		6,123,963	5,972,129	6,047,286

Total Assets		Ps 7,345,500	Ps 7,223,764	Ps 7,209,047

Liabilities and equity

Liabilities

CURRENT:
Current debt	14	Ps 120,800	Ps 187,537	Ps 335,799
Trade and other payables	15	698,668	842,246	795,598

Total current liabilities		819,468	1,029,783	1,131,397

NON-CURRENT:
Non-current debt	14	2,579,652	2,922,637	2,732,147
Provisions	16	716,149	577,876	454,895
Employee benefits obligations	17	99,870	80,537	85,516

Total non-current liabilities		3,395,671	3,581,050	3,272,558

Total Liabilities		4,215,139	4,610,833	4,403,955

Equity

Equity attributable to parent company owners:
Common stock	19	1,181,346	1,181,346	1,181,346
Retained earnings		1,949,011	1,431,594	1,623,788

Total equity attributable to parent company owners		3,130,357	2,612,940	2,805,134
Non-controlling interest		4	(9)	(42)

Total Equity		3,130,361	2,612,931	2,805,092

Total Liabilities and Equity		Ps 7,345,500	Ps 7,223,764	Ps 7,209,047

The accompanying notes are an integral part of these consolidated financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

Consolidated Statements of Operations

For the years ended December 31, 2012 and 2011

In thousands of Mexican pesos

	Note	2012	2011

Revenues		Ps 4,634,331	Ps 4,697,326
Cost of services	21	(1,883,269)	(2,389,180)

Gross profit		2,751,062	2,308,146

Administrative and selling expenses	21	(1,779,158)	(1,744,222)
Other expenses, net	22	(12,900)	(31,182)

Operating income		959,004	532,742

Finance income	23	215,753	9,007
Finance cost	23	(348,648)	(690,041)

Finance result, net		(132,895)	(681,034)

Share of loss of associate accounted for using the equity method	13	(81)	(78)

Profit (loss) before income tax		826,028	(148,370)
Income tax (expense) benefit	25	(185,016)	61,519

Consolidated net income (loss)		641,012	(86,851)

Attributable to:
Parent company owners		Ps 641,012	Ps (86,884)

Non-controlling interest		Ps -	Ps 33

The accompanying notes are an integral part of these consolidated financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2012 and 2011

In thousand of Mexican pesos

	Note	2012	2011

Consolidated net income (loss)		Ps 641,012	Ps (86,851)

Other comprehensive income (loss):
Other movements		(247)
Cash flow hedges	18	-	580
Actuarial losses for employee benefit obligations	17	(17,985)	(429)
		(18,232)	151

Total comprehensive income (loss)		Ps 622,780	Ps (86,700)

Attributable to:
Parent company owners		Ps 622,780	Ps (86,733)
Non-controlling interest		-	33

Total comprehensive income (loss) for the year		Ps 622,780	Ps (86,700)

The accompanying notes are an integral part of these consolidated financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

In thousands of Mexican pesos

	Note	Common stock	Retained earnings	Total attributable to owners of the parent	Non-controlling interest	Total Equity

Balance at January 1st, 2011		Ps 1,181,346	Ps 1,623,788	Ps 2,805,134	Ps (42)	Ps 2,805,092
Transactions with shareholders:
Dividends declared	19		(105,461)	(105,461)		(105,461)

Net loss		-	(86,884)	(86,884)	33	(86,851)
Other comprehensive income for the year			151	151		151
Total comprehensive loss for the year			(86,733)	(86,733)	33	(86,700)

Balance at December 31, 2011		1,181,346	1,431,594	2,612,940	(9)	2,612,931

Transactions with shareholders:
Dividends declared	19		(105,363)	(105,363)		(105,363)
Movements in non-controlling interest					13	13

Net income		-	641,012	641,012		641,012
Other comprehensive (loss) income for the year			(18,232)	(18,232)		(18,232)
Total comprehensive income for the year			622,780	622,780		622,780

Balance at December 31, 2012		Ps 1,181,346	Ps 1,949,011	Ps 3,130,357	Ps 4	Ps 3,130,361

The accompanying notes are an integral part of these consolidated financial statements.

Alestra, S. de R. L. de C. V. and subsidiary

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

In thousands of Mexican pesos

	Note	2012		2011

Cash flows from operating activities:

Profit (loss) before income tax		Ps	826,028	Ps	(148,370)
Depreciation and amortization	10, 11		833,164		1,008,088
Write off of property plant and equipment	22		12,900		31,182
Provision for impairment of trade receivables	7		11,378		9,594
Share of loss of associate			81		78
Costs related to employees benefits	17		1,062		391
Finance income	23		(215,753)		(9,007)
Finance cost	23		348,648		690,041
(Loss) profit in sale of property, plant and equipment			(529)		1,735
Other movements in intangible assets			19,573		16,107
Other, net			(9,762)		1,006

Subtotal			1,826,790		1,600,845
Increase in trade and other receivables			(47,117)		(125,173)
Decrease (increase) in suppliers and accounts payable			(20,852)		237,109
Income tax paid			(169,483)		(209,074)

Net cash generated from operating activities			1,589,338		1,503,707

Cash flows from investing activities:

Interests received			20,562		9,351
Acquisitions of property, plant and equipment			(889,178)		(510,945)
Acquisitions of intangible assets			(160,040)		(147,665)

Net cash used in investing activities			(1,028,656)		(649,259)

Excess of cash to be applied to financing activities			560,682		854,448

Cash flows from financing activities:

Interests paid			(314,631)		(305,451)
Payments of debt and bank loans			(243,323)		(317,990)
Dividends paid	19		(105,363)		(221,517)

Net cash flows used in financing activities			(663,317)		(844,958)

Net (decrease) increase in cash and cash equivalents			(102,635)		9,490
Exchange rate fluctuation of cash and cash equivalents			24,999		(7,623)
Cash and cash equivalents at beginning of period			488,091		486,224

Cash and cash equivalents at period end		Ps	410,455	Ps	488,091

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements at December 31, 2012 and 2011 and January 1st, 2011

Note 1 – Incorporation and activity of the Company

Alestra, S. de R. L. de C. V. (“Alestra” or “the Company”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Alfa, S. A. B. de C.V. (“Alfa”) (51%) and AT&T Telecom México, Inc. (“AT&T México”) (49%).

On July 12, 2011, Alfa made effective the Equity Purchase Agreement entered into by and between AT&T México, Alfa and the Company, and completed the acquisition of AT&T México’s 49% equity interest in the Company after receiving approval from regulatory authorities in Mexico. The Equity Purchase Agreement did not impact the Company’s financial statements given that the 49% equity interest in the Company was acquired directly by Alfa.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) and Alestra Telecomunicaciones Inalámbricas, S. de R. L. de C. V. (“ATI”) are collectively referred to as the “Company.” On June 1st, 2012, ATI was dissolved. Such dissolution does not affect in any manner the operation. The decision was taken mainly because this company was not operational hence, not generating any income for the Company.

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering mainly internet, data, IT, and local and long distance telephone services.

The Company’s business requires a concession (license granted by the Mexican federal government) to operate. On December 6, 1995, the Secretaría de Comunicaciones y Transportes (Ministry of Communications and Transportation, or “Ministry of Communications”) granted the Company a renewable thirty-year concession to operate its business. The Company did not make any payments to the Ministry of Communications in relation to this concession. The concession places certain performance conditions on the Company with respect to the roll-out and expansion of its network, quality of its services, rates and billing systems, compliance with the terms established for the operation of the network as well as delivery of audited financial statements on an annual basis. In addition, Alestra has the freedom to define to whom it will provide voice and data services, and to fix prices which do not depend on any tariff imposed by the Government, and which is the reason the Company applies the accounting policies described in Note 3. In accordance with the terms of its concession and the guidelines and schedule established by the Ministry of Communications, from January 1 throughout June 27, 1997, the Company began the gradual rollout and expansion of its domestic and international long distance services to 60 cities. The Company began earning revenues in 1997. Under the Ministry of Communications guidelines, the Company has gradually expanded its services to additional cities, totaling 199 cities as of December 31, 2012.

The Ministry of Communications has made various amendments to the Company’s telecommunication public network concession in order to permit the Company to provide local telephone services to residential and commercial users throughout Mexico, as well as data transfer services and other value added services.

As of October 1, 2011, AT&T México and the Company terminated the AT&T Global Network Cooperation Agreement (the “AGN Agreement”) which granted the Company the rights to use the “AT&T Global Services” brand name and to provide AT&T Global Services in Mexico.

The Company’s address and main place of business is Edificio Alestra, Av. Lázaro Cárdenas 2321, Floor 9 Residencial San Agustín, 66260 San Pedro, Garza García, Nuevo León.

Note 2 – Significant events

AT&T Transactions

On April 14, 2011, the Company entered into an equity purchase agreement with AT&T México and Alfa, pursuant to which Alfa agreed to acquire AT&T México’s 49% equity interest in the company (the “Equity Purchase Agreement”). On April 14, 2011, the Company also entered into a nodes purchase agreement with AT&T, AT&T Global Network Services de Mexico, S. de R. L. de C. V. (“AGNS Mexico”) and Alfa, pursuant to which AT&T México agreed to purchase from the Company the telecommunications nodes and customer equipment (the “Nodes”) required for the provision of AT&T Global Services in Mexico (the “Nodes Purchase Agreement” and, together with the Equity Purchase Agreement, is referred to as “the AT&T Transactions”).

On July 12, 2011, Alfa terminated the joint venture agreement entered into amongst AT&T México, Alfa and the Company (as amended on November 30, 2005) the Equity Purchase Agreement, the Nodes Purchase Agreement and completed the acquisition of AT&T México’s 49% equity interest in the Company after receiving approval from regulatory authorities in Mexico. Following that date, Alfa is the sole shareholder of Alestra.

The Nodes Purchase Agreement resulted in a gain of US$0.5 million resulting from the difference between the sale price of US$20.0 million less US$19.5 million carrying value.

Revenues derived from the AGN Agreement for the year ended December 31, 2011 are summarized as follows.

2011
(Millions of pesos)

Total service revenues	Ps 4,697
Revenue from AT&T Global Services	707
% of total revenue	15%

Furthermore, as a result of the termination of the AT&T transactions, on July 12, 2011, the Company entered into an Equipment Lease Agreement with AGNS México pursuant to which the Company leased from AGNS México the Nodes required for the provision of AT&T Global Services in Mexico until December 31, 2012. This agreement was subject to early termination, prior to December 31, 2012, should AT&T Mexico acquire the necessary licenses and regulatory approvals to offer, directly and independently from Alestra, AT&T Global Services in Mexico.

On October 1, 2011, AT&T and Alestra agreed to an early termination of the Equipment Lease Agreement and the AGN Agreement, which granted the Company the rights to use the “AT&T Global Services” brand name and to provide AT&T Global Services in Mexico. As of October 1, 2011, the Company ceased to provide AT&T Global Services in Mexico and ceased to use AT&T’s intellectual property, including the AT&T brand name. Until the date of termination of the AGN Agreement, Alestra paid AT&T a corporate fee based on its revenues.

In addition, on October 1, 2011, the Company executed two commercial agreements with AGNS México pursuant to which the Company provides AGNS México certain telecommunication services in order to allow AGNS México to provide AT&T Global Services directly to their customers in Mexico. Under one of the agreements, the Company provides wholesale telecommunication services for a term of one to three years, depending on the service, which can be renewed on a monthly basis thereafter. Under the other agreement, the Company provides hosting and allocation services to AGNS México for its nodes in our facilities for a term of 15 years. Revenues from these commercial agreements have, and are expected to continue to, partially offset the loss of revenues from AT&T Global Services, expecting to have a net effect as described below.

The impact of the termination of the AGN Agreement for the year ended December 31, 2011, as shown in the table below, was Ps 37.8 million in revenues and Ps 39.7 million in gross profit. This represents the estimated revenues and gross profit the Company did not recognize from October 1, 2011 to December 31, 2011 in connection with the termination of the AGN Agreement, partially offset by the revenues and gross profit for the telecommunication services that the Company started to provide to AGNS México in October 1, 2011.

	October 1 to December 31, 2011
	AGN Agreement	New services provided to AGNS México	Net effect
		(in millions of pesos)

Revenues	Ps 245.0	Ps 207.2	Ps 37.8
Gross profit before depreciation and amortization and other expenses related to cost of services	205.4	165.7	39.7

Note 3 – Summary of significant accounting policies

These consolidated financial statements were approved by the Company’s officers on April 30, 2013.

Following is a summary of the most significant accounting policies followed by Alestra and subsidiary, which have been applied on a consistent basis in the preparation of financial information for the periods presented, unless otherwise indicated:

A)	Basis of preparation

The consolidated financial statements of Alestra and subsidiary have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). IFRS include all International Accounting Standards (“IAS”) effective at December 31, 2012, as well as the related interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”), including those previously issued by the Standing Interpretations Committee (“SIC”).

In accordance with the modifications to the rules for Public Companies and other Mexican Stock Exchange Participants, issued by the National Banking and Securities Exchange Commission on January 27, 2009, the Company is obliged to prepare its financial statements from 2012 and on, using IFRS as the accounting standards framework.

For comparability purposes, the consolidated financial statements at December 31, 2011 and for the year then ended have been prepared under IFRS.

Alestra changed its accounting policies from Mexican Financial Reporting Standards (“MFRS”) to comply with IFRS as of January 1st, 2012. The transition from MFRS to IFRS was registered in accordance with IFRS 1 “First time adoption of IFRS”, setting January 1, 2011 as the transition date. The reconciliation of the effects of the transition from MFRS to IFRS is disclosed in Note 29 on the consolidated financial statements.

The consolidated financial statements have been prepared on a historical cost basis, except for the exemptions and exceptions applied for the Company and disclosed in Note 29 and have been prepared on a going concern basis. The consolidated financial information presented herein is not directly comparative with its consolidated financial information previously reported in accordance with MFRS.

The consolidated financial statements are expressed in thousands of Mexican Pesos (functional and presentation currency) denoted by the symbol “Ps”.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, of which Alestra holds 99.98% of its capital stock. All significant balances and transactions have been eliminated.

The preparation of the consolidated financial statements under IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

B)	Consolidation

i.	Subsidiaries

Subsidiaries are all entities over which Alestra has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. When the interest of the Company in a subsidiary is less than 100%, the interest related to the external shareholders is reflected as non-controlling interest.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non controlling interest in the acquiree at the non controlling interest’s proportional share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred. Intercompany transactions and balances, and unrealized gains between Alestra’s companies are eliminated in the preparation of the consolidated financial statements. Unrealized losses are eliminated unless the transaction provides evidence of impairment in the asset transferred.

Accounting policies of subsidiary have been changed to ensure consistency with the policies adopted by the Company.

As of December 31, 2012, Alestra’s only subsidiary is Servicios Alestra where it holds a participation of 99.98%.

ii.	Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and recognized initially at cost. The Company’s investment in associates includes goodwill identified on acquisition, net of any accrued impairment loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a portion of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Company’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post acquisition movements in other comprehensive income is recognized in other comprehensive income. The accrued movements after the acquisition will be adjusted against the carrying value of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Company assess at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes it in ‘share of (loss)/profit of associates accounted for using the equity method’ in the income statement.

Unrealized gains on transactions between the Company and its associates are eliminated based on the interest hold in them. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed to ensure consistency with the policies adopted by the Company. When the Company ceases to have significant influence over an associate, any difference between the fair value and the retained interest is recognized in the income statement, including any consideration received for the disposal of part of the interest and the carrying amount of the investment.

As of December 31, 2012, Alestra’s only associate is Conectividad Inalámbrica 7 GHz, S. de R. L. de C.V. (Conectividad Inalámbrica).

C)	Foreign currency translation

i.	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Mexican pesos, which is the Company’s presentation and functional currency.

ii.	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing date exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges.

D)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, bank deposits held at call and other short-term highly liquid investments with original maturities of three months or less, all of these are subject to an insignificant risk to changes in value.

E)	Restricted cash

Cash and cash equivalents which restrictions originate to not meet the definition of cash and cash equivalents described above, are presented in a separate line in the statement of financial position and are excluded from cash and cash equivalents in the statement of cash flow.

F)	Trade receivables

Trade receivables are non-derivative financial assets with fixed or determined payments that do not quote in an active market and represent amounts due from customers for services rendered in the ordinary course of business. Collection is generally expected in less than one year, as so, the Company classifies all its trade receivables as current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

G)	Advanced payments

The advanced payments mainly comprise the corporate fee derived from administrative services provided or to be provided by its parent company (Alfa), insurances, maintenance and annual leases. These amounts are registered based on the contractual value and are carried to results on a monthly basis during the life of the contract or agreement. The amount that corresponds to the portion to be recognized within the next twelve months is presented in current assets and the remaining amount is presented in non-current assets.

H)	Financial Instruments

Financial assets

The Company classifies its financial assets as loans and receivables. Management determines the classification of its financial assets at the moment of its initial recognition.

Loans and trade receivables are non-derivative financial assets allowing for fixed or determinable payments that are not quoted in an active market. They are shown as current assets, except for those maturing in over twelve months as from the closing date of the period reported, which are classified as non-current assets.

Loans and receivable are initially recorded at fair value and subsequently measured at their amortized cost by the effective interest rate method, less the impairment provision.

When circumstances occur that indicate that the amounts receivable will not be collected by the amounts originally agreed or will be in a different period, the receivables are impaired.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial liabilities

Financial liabilities that are not derivatives are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method. Liabilities in this category are classified as current liabilities if they are expected to be settled within the next 12 months, otherwise, they are classified as non-current. Loans are initially recognized at fair value, net of transaction costs incurred.

Loans are subsequently recognized at amortized cost, any difference between the amounts received (net of transaction costs) and the settlement value is recognized in the income statement over the term of the loan using the effective interest method.

I)	Derivative financial instruments and hedging activities

Derivative financial instruments entered into and identified as cash flow hedges are included in the balance sheet as assets and/or liabilities at fair value and are measured subsequently at its fair value. The fair value is determined based on the prices in recognized markets; when no quoted market prices are available, it is determined based on valuation techniques accepted in the financial sector.

The fair value of hedging derivatives financial instruments is classified as a non current asset or liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months.

The changes in the fair value of derivative financial instruments associated to cash flow hedging are recognized in equity. These hedging derivative financial instruments are entered to hedge against an existing risk and they comply with the related hedge accounting requirements, its designation as a hedge is documented at the inception of the transaction, specifying the related objective, initial position, risks to be hedged, type of hedge relationship and effectiveness assessment, characteristics, accounting recognition and how their effectiveness will be assessed. The effective portion of cash flow hedges is temporarily included in other comprehensive income in the stockholders’ equity and is reclassified to income when the hedged item affects income; the ineffective portion is recognized immediately in income.

The Company suspends accounting for hedge transactions when the derivative instrument has expired, been cancelled or been exercised, when it has not reached a high degree of effectiveness to offset the changes in cash flow of the hedged item, or when its designation as a hedge is cancelled.

When suspending accounting for hedge transactions of cash flow hedges, the amounts accumulated in stockholders’ equity forming part of other comprehensive income, remain in stockholders’ equity until the effect of the forecasted transaction affects income. In the case the forecasted transaction seems unlikely to occur, the gains or losses accumulated in other comprehensive income are recognized immediately in income. When the hedge of a forecasted transaction is effective but later does not comply with the effectiveness test, the effects accumulated in other comprehensive income in stockholders’ equity are reclassified to income in proportion as the forecasted asset or liability affects income.

The derivative financial instruments were privately negotiated with various financial institutions whose strong financial condition was supported by high ratings assigned by securities and credit risk rating agencies.

The fair values of the financial derivative instruments reflected in the Company’s financial statements are determined using models that involve the use of assumptions based on past and current market conditions, and future expectations at the corresponding closing date.

J)	Inventories

Inventory stock is recorded at the lower of cost or its net realization value. The cost of the products includes only the purchase price of goods. The net realizable value is the estimated sale price in the normal course of business, less costs estimated to conduct the sale. Cost is determined based on the first-in first-out method (FIFO).

Physical inventory counts are conducted periodically and inventory records are adjusted to the results of said counts. Historically, shortages have been immaterial, as the Company has implemented strict inventory control procedures. See Note 8.

K)	Property, plant and equipment

The items of property, plant and equipment will be carried at cost less any accumulated depreciation and any accumulated impairment losses in its value. The cost includes expenses directly attributable to the acquisition of the asset.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Alestra and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are recognized in the income statement during the financial period in which they are incurred. Major improvements are depreciated over the remaining useful life of the related asset.

Depreciation is determined using the straight line method, considering each of the components of the asset separately, except for land which is not subject to depreciation. The average useful life of the classes of depreciable assets is as follows:

Years

Buildings	40 a 65
Furniture, fixtures and other	10
Transportation equipment	4
Telephone network:
Router & IP equipment	3
Intelligent network	5
PBX’s & platform services	6
Digital radio equipment, videoconference equipment, voice network	8
Optical direct access and power equipment & accessories, transmission network	12
Air conditioning & lab equipment, Synchrony network	13
Security systems	14
Towers & infrastructure support	20
Optical fiber	30
Computer equipment	3
Billing and customer care plataform	7

Improvements to leased properties are depreciated in the term that is shorter between the length of the lease and the useful life.

Spare parts or replacements to be used in more than a year and attributable to specific equipment are classified as property, plant and equipment, in other fixed assets.

Borrowing costs related to financing of property, plant and equipment whose acquisition or construction requires a substantial period (nine months), are capitalized as part of the acquisition cost of such qualifying assets, until they are ready for the use to which they are intended or for its sale. At December 31, 2012 and 2011, conditions to be considered as qualifying assets were not fulfilled and as so, no interest capitalization was experienced.

Assets classified as property, plant and equipment are subject to impairment tests when events or circumstances occur indicating that the carrying value of the assets may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable value. The recoverable value is the higher of the fair value less costs to sell and the value in use.

In the case that the carrying value is greater than the estimated recoverable value, a decrease in the carrying amount of the asset is recognized immediately to its recoverable value.

The residual values and useful lives of an asset are reviewed at least annually at the end of the reporting period and, if expectations differ from previous estimates, the changes are accounted for as a change in accounting estimates.

Gains and losses on disposal of assets are determined by comparing the value of the sale with the carrying amount and are recognized in other expense or income in the income statement.

L)	Leases

The classification as finance or operating leases depends on the substance of the transaction rather than the form of the contract.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

M)	Intangible assets

Intangible assets are recognized when complying with the following characteristics: the asset is identifiable, will generate future economic benefits and the Company has control over such benefits.

Intangible assets have a finite useful life and as so, they are recognized at cost less the accumulated amortization and the recognized impairment losses. These assets are amortized using the straight line method based on their estimated useful lives, determined in accordance with the expected generation of future economic benefits.

The estimated useful lives of the intangible assets with finite useful lives are as follows:

Years

Software and licenses	3 a 7
Concessions	20
Other	4

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

N)	Income tax

The income tax reflected in the consolidated income statement represents the tax incurred in the period, as well as the effects of deferred income tax determined using the asset and liability method, applying the rate established by the enacted legislation or substantially enacted at the balance sheet date where the Company and its subsidiary operate and generate taxable income to the total temporary differences resulting from comparing the accounting and tax basis of assets and liabilities and that are expected to apply when the deferred tax asset is realized or deferred tax liability is settled, considering in any case, the tax loss carry forwards to be recoverable. The effect of a change in income tax rates is recognized in income in the period of the rate change is determinated.

For income tax purposes, the Company consolidates its tax results with its holding Alfa.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions when appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be used.

Deferred income tax on temporary differences arising on investments in subsidiaries and associates is recorded except when the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right and when the taxes are levied by the same taxation authority.

O)	Employee benefits

i.	Pension plans

Defined contribution plans:

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined benefit plans:

A defined benefit plan is defined as an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect to defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period, together with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using the discount rates according to IAS 19 that are denominated in the currency in which the benefits will be paid, and that have maturity terms approximating to the terms of the related pension obligation. The discount rate reflects the value of money over time but not the actuarial or investment risk. Additionally, the discount rate does not reflect the credit risk of the entity, nor reflects the risk that future experience may differ from actuarial assumptions.

Actuarial gains and losses arising from employee benefits are recognized directly in the other comprehensive income.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditioned on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight line basis over the vesting period.

ii.	Other post-employment benefits

The Company provides benefits like medical care to its retired employees after concluded the labor relationship. The entitlement to these benefits is usually conditioned on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans.

iii.	Indemnities for termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to a termination when the entity has a detailed formal plan to terminate the employment of current employees without possibility of withdrawal. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

iv.	Short term benefits

The Company provides employee benefits in the short term, which may include wages, salaries, annual compensation and bonuses payable within 12 months.

v.	Profit sharing and bonus plans

The Company recognizes a liability and an expense for bonuses and employee profit sharing in profits when it has a legal or constructive obligation to pay these benefits and determines the amount to be recognized based on the profit for the year after certain adjustments.

P)	Provisions

Liability provisions represent a present legal obligation or constructive obligation as a result of past events where it is probable an outflow of resources to comply with the obligation and where the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions for restructuring costs and legal claims are recognized when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Q)	Common stock

Common stock is classified as equity. Incremental costs directly attributable to the issuance of new common stock or options are shown in equity as a deduction, net of tax, from the proceeds.

R)	Comprehensive income

Comprehensive income is composed of net income plus other capital reserves, which are comprised of the effects of derivative financial instruments for cash flow hedges and other items that for specific requirements are reflected in stockholders’ equity and are not contributions, reductions and distribution of capital.

S)	Information by segments

Segment information is presented in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM), who is the highest authority in the operational decision making, resource allocation and performance assessment of the operating segments.

T)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the services rendered in the normal course of operations. Revenues are presented net of discounts and value added taxes, and after eliminating intercompany sales.

Revenues from outgoing and incoming local and international long distance services are recorded based on the traffic minutes processed by the Company and those processed by third parties, respectively.

Revenues derived from data, internet and local services are billed monthly and are recognized when services are provided.

Revenues from installation and related costs are deferred and recognized over the estimated life of the customer relationship.

Revenues from telecommunication equipment are recognized when they are delivered.

The Company recognizes its revenue at the end of the period based on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

U)	Changes in accounting policy and disclosures

New pronouncements and amendments that have been issued but are not yet effective for periods starting January 1, 2012 and have not been adopted by the Company are the following.

-	IFRS 7, “Financial Instruments: Disclosures”

In October 2012 the IASB amended IFRS 7, “Financial instruments: Disclosures”. The standard amends the required disclosures to enable users of the financial statements to evaluate risk exposure related to transfers of financial assets and the effect of these risks on the financial position of the entity. For the Company, this amendment is effective since January 1, 2013.

-	IAS 1, “Presentation of Financial Statements”

In June 2011 the IASB amended IAS 1, “Presentation of financial statements”. The main change resulting from this modification is the requirement to group items presented in other comprehensive income, on the basis of whether they are potentially reclassified to the income statement in later years. The amendments do not consider which items are presented in other comprehensive income. For the Company, this amendment is effective since January 1st, 2013.

-	IFRS 9, “Financial Instruments”

IFRS 9, “Financial Instruments” was issued in November 2009 and contained requirements for classification and measurement of financial assets. Requirements for financial liabilities were included as part of IFRS 9 in October 2010. Most of the requirements for financial liabilities were taken from IAS 39 without making any changes. However, some amendments were made to the fair value option for financial liabilities to include own credit risk. In December 2011, the IASB made amendments to IFRS 9 to require its application for annual periods beginning on or after January 1st, 2015.

-	IFRS 10, “Consolidated Financial Statements”

In May 2011 the IASB issued IFRS 10, “Consolidated Financial Statements”. This standard outlines the principles for the presentation of consolidated financial statements when an entity controls one or more entities. IFRS 10 defines the principle of control and establishes control as the basis for determining the entities to be consolidated in the financial statements. The standard also includes the accounting requirements for the preparation of the consolidated financial statements, as well as the requirements for application of the principle of control. IFRS 10 replaces IAS 27, “Consolidated and separate financial statements” and SIC 12 “Consolidation – Special purpose entities” and for the Company, IFRS 10 is effective starting from January 1st, 2013.

-	IFRS 11, “Joint Arrangements”

In May 2011 the IASB issued IFRS 11 “Joint Arrangements”. IFRS 11 classifies joint arrangements into two types: joint operations and joint ventures. The entity determines the type of joint arrangement in which it participates considering their rights and obligations. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. In a joint venture, an investment is recognized and recorded using the equity method. For the Company, IFRS 11 is effective starting from January 1st, 2013.

-	IFRS 12, “Disclosure of Interest in Other Entities”

The IASB issued IFRS 12, “Disclosure of Interests in Other Entities” in May 2011. IFRS 12 requires an entity to disclose information to evaluate the nature and risks associated with its interests in other entities, including joint arrangements, associates and special purpose entities. For the Company, IFRS 12 is effective starting from January 1st, 2013.

-	IFRS 13, “Fair Value Measurement”

In May 2011 the IASB issued IFRS 13, “Fair Value Measurements”. The objective of IFRS 13 is to provide a precise definition of fair value and be a single source for the measurement and disclosure requirements for fair value when it is required or permitted by other IFRSs. For the Company, IFRS 13 is effective starting from January 1st, 2013.

-	IAS 19, “Employee Benefits”

In June 2011 the IASB amended IAS 19, “Employee Benefits”. The amendments eliminate the corridor method and show the calculation of interest expense on a net basis. For the Company, this amendment is effective starting from January 1st, 2013.

-	IAS 27, “Separate Financial Statements”

In May 2011 the IASB amended IAS 27 under a new title “Separate Financial Statements”. This standard includes guidelines for separate financial statements that remained in place after the control provisions were included in IFRS 10. For the Company, this standard is effective starting from January 1st, 2013.

-	IAS 28, “Investments in Associates and Joint Ventures”

In May 2011 the IASB amended IAS 28 under a new heading “Investments in Associates and Joint Ventures”. The new standard includes requirements for joint ventures and associates for recognition in accordance with the equity method. For the Company, IAS 28 is effective starting from January 1st, 2013.

The Company’s management considers that the adoption of new standards and amendments outlined above will have no significant impact on its financial statements.

Note 4 - Financial risk management

4.1 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, fair value interest rate risk, cash flow), credit risk, liquidity risk and price risk of inputs and products. The overall risk management program of the Company focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The objective is to keep under control the total cost of its financing and the volatility associated with exchange rates and interest rates.

Alestra relies on Alfa’s Risk Management Committee at individual and consolidated level, which has been assigned full authority to oversee all operations of derivative financial instruments in all its subsidiaries, whose notional value and / or risk exposure exceeds a maximum of U.S.$ 5 million, and reports directly to Alfa’s Chief Executive Officer. All new transactions of derivative financial instruments that are planned to be celebrated, and the renewal or cancellation of existing contracts for derivative financial instruments must be approved by the Risk Management Committee. The proposed operations of derivative financial instruments must meet certain criteria, including that of holding with hedging purposes in the ordinary course of business, based on fundamental analysis and after that a sensitivity analysis is carried out and other risk analisis.

In addition, they have implemented additional guidelines that establish thresholds for authorization for each board of directors (executive officers, committees and Council).

A) Market risk

(i) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from its currency exposure, primarily with respect to the U.S. dollar. Alestra’s indebtedness and a portion of its trade payables are denominated in U.S. dollars for which it is exposed to the foreign currency risk. The Company’s foreign currency fluctuation risk involves changes in the value of the Mexican Peso relative to the U.S. dollar. As of December 31, 2012 and 2011 and January 1st, 2011, the amount of senior notes denominated in U.S. dollars was US$ 200 million (Ps.2,579 million).

Interest expense on the Company’s U.S. dollar-denominated debt, as expressed in Mexican Pesos in Alestra’s consolidated financial statements, varies with exchange rate movements. Depreciation of the Mexican Peso results in increases in interest expense on a Mexican Pesos basis.

The Company records foreign exchange gains or losses when the Mexican Peso appreciates or depreciates against the U.S. dollar. Because the Company’s U.S. dollar-denominated monetary liabilities have exceeded, and are expected to continue to exceed Alestra’s U.S. dollar-denominated monetary assets, depreciation of the Mexican Peso against the U.S. dollar will result in foreign exchange losses.

Periodically, Alestra assess its exposure and consider opportunities to manage this risk, including the use of hedging instruments. In October 2010, the Company entered into a currency hedge to minimize the effect of fluctuations in the Mexican Peso—U.S. dollar exchange rate. The Company sought to hedge the interest payment of the senior notes due in 2014 through two foreign exchange forward contracts. These agreements were both in an amount of U.S.$11.75 million maturing in February 2011 and August 2011 at an exchange rate of Ps. 12.463 per US$1.00 and Ps. 12.611 per US$1.00, respectively. These foreign exchange forward contracts, which matured in February 2011 and August 2011 had a negative effect and resulted in a loss of Ps. 6.9 million as of December 31, 2011.

Alestra formally document hedge relationships, including identifying the hedging instruments and the hedged items, as well as risk management objectives and strategies for undertaking the hedge transaction.

At December 31, 2012 and 2011, the Company does not have derivative foreign currency contracts.

At December 31, 2012 and 2011, if the Mexican Peso has weakened /strengthened by 10% against the U.S. dollar considering other variables held constant, profit after tax for the years presented would have been Ps. 232 and Ps. 262 million respectively higher / lower primarily as a result of gains / losses on exchange rate for conversion of dollar accounts receivable and gains / losses on translation of foreign currency loans denominated in U.S. dollars.

(ii) Interest rate and cash flow risk

The interest rate risk arises from the Company’s long-term loans. Loans issued at variable rates expose the Company to interest rate risks in cash flows that are partially offset by cash invested at market rates. The loans issued at fixed rates expose the Company to interest rate risks at fair value. The policy of the Company is to hold the majority of the loans in fixed rate instruments.

The Company analyzes its exposure to interest rate risk on a dynamic basis. Several scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on the annual result of a change in the interest rate defined for each simulation, using the same change in the interest rate for all currencies. The scenarios are run only for liabilities that represent the major interest-bearing positions.

Alestra currently believes that increases in interest rates in the international markets are not likely to have a material adverse impact on the Company’s financial results or cash flows because, at December 31, 2012, 100% of its total debt bears fixed rates of interest. Alestra’s results and cash flows could be impacted if additional financing is required in the future when interest rates are high in relation to the Company’s current conditions.

(B) Credit risk

The Company is responsible for managing and analyzing credit risk for each of its new customers before setting the terms and conditions of payment to offer. Credit risk is generated from credit exposure to customers, including receivables. If there is no independent rating, the Company assesses the credit risk of customers taking into account the financial position, past experience and other factors such as historical write-offs, net recoveries and an analysis of the aged accounts receivables balances with reserves generally increasing as the receivable ages.

The Company has limited credit risk because trade receivables are collected within a term no longer than 48 days. Therefore no credit limits were exceeded during the reporting period and management does not expect significant losses from default of customers.

Concentrations of credit risk with respect to trade receivables are limited given that the Company’s customer base is large and unrelated.

Alestra determines its impairment provision of trade receivables considering the probability of recoverability based on past experience, taking into account current collection trends as well as general economic factors, including bankruptcy rates. Accounts receivable are fully reserved for when specific collection issues are known to exist; based on past experience, the residential and business accounts will be fully reserved when those accounts are 241 days and 271 days past due, respectively, in addition, collection issues such as pending bankruptcy or catastrophes are also taken into account. The analysis of receivables is performed monthly, and the impairment provision of trade receivables is adjusted in the results.

The Company continuously evaluates the credit conditions of its customers. Alestra takes several different actions to collect past due amounts, including the use of messages, telegrams, collection letters sent to the customer and person-to-person calls. Service is completely suspended when a residential customer has an account that is more than 30 days past due, or when a business customer has an account that is more than 60 days past due. If the balance of a residential customer is still unpaid 90 days after the due date, Alestra assigns the account to a collection agency. For business customers with an unpaid balance greater than Ps. 50, the account is assigned to a collection agency 120 days after the due date.

Alestra evaluates, economically, the required efforts to initiate a legal proceeding to recover the unpaid balances.

At December 31, 2011, and 2012 and January 1st, 2011, the impairment provision was Ps. 37.5, Ps. 49.6 and Ps. 39.4 million, respectively. Alestra considers this reserve sufficient to cover the probable loss of accounts receivables; however, it cannot assure that it will not be required to increase the amount of this reserve. A 10% change in the amounts estimated to be uncollectible would result in a change in uncollectible expense of approximately Ps. 3.7 million.

(C) Liquidity risk

The finance department of the Company continuously monitors the cash flow projections and liquidity requirements of the Company ensuring maintaining sufficient cash and investment with immediate availability to meet operational needs, as well as to maintain some flexibility through open credit lines unused and committed. The Company regularly monitors and makes decisions considering not violating the limits or covenants set forth in the debt contracts. The projections consider financing plans of the Company, compliance with covenants, compliance with minimum liquidity ratios and internal legal or regulatory requirements.

The treasury of the Company invests the cash surplus in time deposits and marketable securities whose maturities or liquidity allow flexibility to meet the cash needs of the Company. At December 31, 2012 and 2011 and January 1st, 2011, the Company had deposits of Ps. 12,597, Ps. 16,615 and Ps. 31,050, respectively, and also other liquid assets of Ps. 397,858, Ps. 471,476 and Ps. 455,174 at December 31, 2012 and 2011 and January 1st, 2011, respectively, estimated to allow managing the liquidity risk.

The next table analyzes the Company’s derivative and non-derivative financial liabilities grouped based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years
At December 31, 2012
Trade and other payables	Ps 224,206
Senior notes		Ps120,800	Ps 2,579,652

	Ps 224,206	Ps120,800	Ps 2,579,652

	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years
At December 31, 2011
Trade and other payables	Ps 219,006
Bank loans	17		Ps 139,787
Senior notes		Ps133,373		Ps 2,753,046
Derivative financial instruments		535
Other liabilities	83	54,064	29,804

	Ps 219,106	Ps187,972	Ps 169,591	Ps 2,753,046

	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years
At January 1st, 2011
Trade and other payables	Ps 317,357
Bank loans	257		Ps 123,571
Senior notes		Ps117,901		Ps 2,422,210
Derivative financial instruments		1,734
Other liabilities	684	216,957	186,366

	Ps 318,298	Ps336,592	Ps 309,937	Ps 2,422,210

The Company expects to meet obligations with cash flows generated by operations. Additionally, the Company has access to credit lines with various banks to meet possible requirements.

As of December 31, 2012, there are no derivative financial instruments.

4.2 Capital risk management

The capital structure of the Company includes the debt, which includes senior notes and bank loans, cash and equivalents, and the stockholders‘ equity, which includes the capital, retained earnings and reserves. Historically, the Company has invested substantial resources in capital goods to expand their operations through the reinvestment of profits. The Company does not have an established policy to declare dividends; however, the payment of dividends approved in the last two years has represented 5% and 15% of the retained earnings for 2012 and 2011, respectively.

The gearing ratios at December 31, 2012 and 2011 and January 1st, 2011 were as follows:

	December 31,	December 31,	January 1st,
	2012	2011	2011

Total borrowings (Note 14)	Ps 2,700,452	Ps 3,110,174	Ps 3,067,946
Less: cash and cash equivalents (Note 6)	(410,455)	(488,091)	(486,224)
Net debt	2,289,997	2,622,083	2,581,722
Total equity	3,130,361	2,612,932	2,805,092
Total equity and debt	Ps 5,420,358	Ps 5,235,015	Ps 5,386,814

Gearing ratio	42%	50%	48%

The management of the company annually reviews the capital structure when it presents the budget to the Board of Directors.

Note 5 – Critical accounting estimates and significant judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are considered to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

Revenue Recognition

The principal sources of revenue are derived from data, internet and local services and from domestic and international long distance services. Long distance revenues are recognized based on minutes of traffic processed. Revenues from international long distance services reflect income obtained under bilateral contracts between the Company and foreign operators, as well as those amounts obtained from its clients in Mexico. The aforementioned bilateral contracts set the payment rates that Alestra charges to foreign operators for the use of its networks in long distance interconnections invoiced in Mexico and those that foreign operators charge to Alestra for the use of their networks for the interconnection of calls invoiced outside of Mexico.

Payment rates subject to these contracts are negotiated with each foreign operator. Revenues derived from data and internet transmission as well as from domestic services are billed monthly and are recognized to the extent services are provided.

Long-lived assets

The Company estimates the useful lives of long-lived assets in order to determine depreciation and amortization expense to be recorded during the reporting period. The useful life of an asset is estimated at the time the asset is acquired and is based on historical experience with similar assets, taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated, or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened. This would result in the recognition of increased depreciation and amortization expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in asset’s value. Alestra review assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining life of the assets.

In assessing impairments, the Company uses cash flows, which take into account management’s estimates of future operations, including estimates of revenues, costs, operating expenses, capital expenditures and debt service. In accordance with IFRS, if an evaluation is required, the estimated future discounted cash flows associated with an asset would be compared to the asset’s carrying value to determine if an asset is impaired, in which case the asset is written down to its fair value. Based on the Company’s cash flow analysis, no impairment existed at December 31, 2012 and 2011 and January 1st, 2011.

Fair value of property, plant and equipment

Property, plant and equipment are stated at fair value based on an independent appraisal; less accumulated depreciation and accumulated impairment losses. This valuation was conducted on January 1st, 2011, date of transition to IFRS. The fair value was determined by recent market transactions for the similar assets.

Pensions

The present value of obligations related to pensions is reliant on factors determined on the basis of actuarial valuations that use a series of assumptions. The assumptions used in determining the net cost (income) for pensions include the use of discount rate, future salary increases, personnel turnover rates and mortality rates, among others. Any changes in these assumptions will impact the book value of the related obligations.

The Company determines the proper discount rate at the end of each year. This interest rate should be used in determining the present value of future disbursements, estimated to be required to settle pension obligations. To determine the proper discount rate, the Company considers the interest discount rate in accordance with IAS 19 “Employee benefits” and denominated in the currency in which the benefits are to be paid, and which have maturity terms closely resembling those of the related pension obligations.

Other key assumptions for employee benefits obligations are based, partly, in the actual market conditions.

In case the discount rate changes 1% of that estimated by the management, the book value of the pension obligation would be approximately Ps. 5,715 lower or Ps. 8,934 higher.

Contingent losses

Management also makes judgments and estimates in recording provisions for claims and litigation matters, regarding principally to interconnection services rates. Actual costs can vary from estimates for several reasons, such as variations from estimates of the costs from settlement of claims and litigation based on different interpretations of laws, opinions and assessments on the amount of losses.

Contingencies are recorded as provisions when it is probable that a liability has been incurred and the amount of the loss is reasonably estimated. An estimate as to the sensitivity to potential losses if other assumptions had been used in recording these provisions is not practicable because of the number of underlying assumptions and the range of reasonably possible outcomes depending on potential actions by third parties such as regulators, both in terms of the probability of loss and the estimates of such loss.

At December 31, 2012, provisions represent provisions for interconnection rates disputes with Teléfonos de México, S. A. B. de C. V. and Pegaso PCS, S. A. de C. V. (See Note 16). The provision charge is recognized in the results of the period as part of cost of services. The balance at December 31, 2012 is not expected to be used in the short term, these contingent liabilities are expected to be resolved in the long term. According to the analysis of the Company and after legal advice, the resolutions of these legal claims will not result in significant losses that would exceed the provision at December 31, 2012. See Note 28.

Note 6 – Cash and cash equivalents

Cash and cash equivalents presented in the statement of financial position are comprised as follows:

	December 31,	December 31,	January 1st,
	2012	2011	2011

Cash at bank and in hand	Ps 12,597	Ps 16,615	Ps 31,050
Short term bank deposits	397,858	471,476	455,174

Total cash and cash equivalents	Ps 410,455	Ps 488,091	Ps 486,224
Note 7 – Trade and other receivables, net
	December 31,	December 31,	January 1st,
	2012	2011	2011

Trade receivables	Ps 491,574	Ps 562,799	Ps 532,381
Provision for impairment of trade receivables	(37,491)	(49,580)	(39,351)
Trade receivables, net	454,083	513,219	493,030
Receivables from related parties (Note 26)	6,949	8,225	7,974
VAT recoverable	136,282	83,670	78,491
Other debtors	25,105	26,389	26,433

Total trade and other receivables, net	Ps 622,419	Ps 631,503	Ps 605,928

Trade and other receivables include past due but not impaired balances amounting to Ps. 49,645, Ps. 112,624 y Ps. 103,204, at December 31, 2012 and 2011 and January 1st, 2011, respectively.

The aging analysis of balance due from trade receivables not impaired is as follows:

At December 31, 2012
Past due

	1 to 30 days	30 to 90 days	90 to 180 days	More than 180 days
Trade and other receivables	Ps.21,033	Ps.15,465	Ps.9,142	Ps.4,005

At December 31, 2011
Past due

	1 to 30 days	30 to 90 days	90 to 180 days	More than 180 days

Trade and other receivables	Ps.24,663	Ps.21,682	Ps.10,874	Ps.55,405

At January 1st, 2011
Past due

	1 to 30 days	30 to 90 days	90 to 180 days	More than 180 days

Trade and other receivables	Ps.27,410	Ps.18,586	Ps.11,039	Ps.46,169

The movements and impairment provision of trade and other receivables are analyzed as follows:

	2012	2011

Opening balance (January 1st.)	Ps (49,580)	Ps (39,351)
Impairment provision of trade and other receivables	(11,378)	(9,594)
Receivables written off during the year	24,140	-
Recovery of written off accounts	(673)	(635)

Ending balance (December 31)	Ps (37,491)	Ps (49,580)

Impairment is recognized in the line of administrative, selling and other operating expenses in the income statement.

Note 8 – Other current assets

	December 31, 2012	December 31, 2011	January 1st, 2011

Advanced payments (2)	Ps 135,233	Ps 91,876	Ps 41,213
Inventories (1)	30,363	39,399	27,825
Income tax advances	23,067	766	571

Total other current assets	Ps 188,663	Ps 132,041	Ps 69,609

(1)	Inventory includes telecommunication equipment that comprise mainly telephones and other minor telecommunication equipments.
(2)	Includes the short term portion of the corporate fee which amounts to Ps. 39,289 for 2012 and 2011. The remaining balance is comprised of advanced payments of annual leases, insurance and maintenance.

Note 9 – Restricted cash

Alestra filed a disagreement before Cofetel derived from a dispute in the resale of the interconnection tariffs that Alestra had held with Teléfonos de México, S. A. B. de C. V. (“Telmex”) and Teléfonos del Norte (“Telnor”, a subsidiary of Telmex). The disagreement is requesting a resolution regarding the interconnection traffic tariffs for public telecommunication networks applicable during 2010 and long distance interconnection traffic (interurban transportation) during 2009 and 2008.

On September 8, 2009, a trust was created by the Company and Telmex with BBVA Bancomer (as a trustee) to guarantee the payment of fixed interconnection services on dispute applicable for 2008; this trust contract was subsequently modified to include the amounts in dispute for 2009 and 2010. Once the parties reach an agreement or the corresponding disagreements are definitely solved, the trust funds as well as the interest received thereof will be distributed or apply to future services, as agreed.

The restricted cash represents the trust balance and is shown in the statement of financial position in non-current assets. At December 31, 2012 and 2011 and January 1st, 2011, the trust balance amounted to Ps. 424,460, Ps. 408,698 and Ps. 378,207, respectively, comprised of the contributions made by Alestra of Ps. 376,780 at December 31, 2012 (Ps. 376,780 at December 31, 2011 and Ps. 361,568 at January 1, 2011) and the corresponding interest received amounting to Ps. 47,680 at December 31, 2012 and (Ps. 31,918 at December 31, 2011, and Ps. 16,639 at January 1st, 2011). Alestra and Telmex did not extend the trust contract for 2011 and therefore, on January 1st, 2011, the Company ceased depositing into the trust agreement. Since the date of the creation of the trust through December 31, 2012, no amounts have been paid related to this dispute.

Note 10 – Property, plant and equipment, net

At December 31, 2012 and 2011 and January 1st, 2011, property and equipment net, consists of the following:

	Land	Buildings and construction	Machinery and equipment	Telephone Network	Furniture, laboratory and IT equipment	Motor vehicles	Leasehold Improvements	Constructions in progress	Other fixed assets	Total

Balance at January 1st, 2011
Deemed Cost	Ps 291,719	Ps 265,257	Ps 45,380	Ps10,805,270	Ps540,664	Ps 33,044	Ps 67,584	Ps 296,220	Ps1,507	Ps12,346,645
Accumulated depreciation	-	(105,522)	(44,212)	(6,434,344)	(442,219)	(22,888)	(51,249)	-	(1,122)	(7,101,556)

Net book value at January 1, 2011	Ps 291,719	Ps 159,735	Ps 1,168	Ps 4,370,926	Ps 98,445	Ps 10,156	Ps 16,335	Ps296,220	Ps 385	Ps 5,245,089

Year ended December 31, 2011
Opening net book value	Ps291,719	Ps 159,735	Ps 1,168	Ps 4,370,926	Ps 98,445	Ps 10,156	Ps 16,335	Ps296,220	Ps 385	Ps 5,245,089
Additions	10,056				2,166	2,251		726,141		740,614
Disposals			(435)	(261,750)	71	(472)				(262,586)
Depreciation change		(4,383)	(380)	(850,814)	(41,873)	(3,799)	(5,416)		(151)	(906,816)
Transfers		11,864	5,102	644,664	21,398		3,314	(686,342)

Closing net book value at December 31, 2011	301,775	167,216	5,455	3,903,026	80,207	8,136	14,233	336,019	234	4,816,301

Cost	301,775	277,121	56,105	10,877,939	521,720	32,330	70,895	336,019	1,507	12,475,411
Accumulated depreciation	-	(109,905)	(50,650)	(6,974,913)	(441,513)	(24,194)	(56,662)	-	(1,273)	(7,659,110)

Net book value at December 31, 2011	Ps301,775	Ps 167,216	Ps 5,455	Ps 3,903,026	Ps 80,207	Ps 8,136	Ps 14,233	Ps336,019	Ps 234	Ps 4,816,301

Year ended December 31, 2012
Opening net book value	Ps301,775	Ps 167,216	Ps 5,455	Ps 3,903,026	Ps 80,207	Ps 8,136	Ps 14,233	Ps336,019	Ps 234	Ps 4,816,301
Additions	10,792			13,304		11,174		855,236		890,506
Disposals			(10)	(9,345)	(402)	(128)				(9,885)
Depreciation charges		(4,562)	(299)	(702,132)	(39,631)	(4,429)	(3,509)		(151)	(754,713)
Transfers	2,586	13,397	(4,646)	737,297	38,352		4,633	(791,619)

Closing net book value at December 31, 2012	315,153	176,051	500	3,942,150	78,526	14,753	15,357	399,636	83	4,942,209

Cost	315,153	290,518	44,410	11,528,496	498,503	38,254	75,528	399,636	1,507	13,192,005
Accumulated depreciation	-	(114,467)	(43,910)	(7,586,346)	(419,977)	(23,501)	(60,171)	-	(1,424)	(8,249,796)

Net book value at December 31, 2012	Ps315,153	Ps 176,051	Ps 500	Ps 3,942,150	Ps 78,526	Ps 14,753	Ps 15,357	Ps399,636	Ps 83	Ps 4,942,209

Depreciation charged to income for the years ended December 31, 2012 and 2011, was Ps. 754,713 and Ps 906,816, respectively, which is recognized Ps. 740,048 as costs of services and Ps. 14,665 as administrative and selling expenses in 2012 and Ps. 896,484 and PS. 10,332, respectively, in 2011. As of January 1st, 2011, property, plant and equipment include assets acquired under capital leases of Ps. 545 with no balance in subsequent periods.

Note 11 – Intangible assets

As of December 31, 2012 and 2011 and January 1st, 2011, as the Company does not have indefinite life intangible assets, finite life intangible assets, consists of the following:

Description	Software and licenses	Concessions	Net capacity growth	Others	Total

Balance at January 1st, 2011
Cost	Ps 745,286	Ps 86,995	Ps -	Ps 97,541	Ps 929,822
Accumulated amortization	(581,633)	(53,656)	-	(67,115)	(702,404)
Net book value at
January 1st , 2011	Ps 163,653	Ps 33,339	Ps -	Ps 30,426	Ps 227,418

Year ended
December 31, 2011
Opening net book value	Ps 163,653	Ps 33,339		Ps 30,426	Ps 227,418
Additions	65,596		Ps 69,225	12,844	147,665
Disposals	(1,657)			(3,557)	(5,214)
Amortization	(94,515)	(4,350)		(2,407)	(101,272)
Other charges				(10,893)	(10,893)

Closing net book value at
December 31, 2011	133,077	28,989	69,225	26,413	257,704

Balance at December 31, 2011
Cost	808,895	86,995	69,225	106,726	1,071,841
Accumulated amortization	(675,818)	(58,006)	-	(80,313)	(814,137)
Net book value at
December 31, 2011	Ps 133,077	Ps 28,989	Ps 69,225	Ps 26,413	Ps 257,704

Year ended
December 31, 2012
Opening net book value	Ps 133,077	Ps 28,989	Ps 69,225	Ps 26,413	Ps 257,704
Additions	74,349		75,307	10,384	160,040
Disposals	(11,059)				(11,059)
Amortization	(67,179)	(4,350)	(6,922)		(78,451)
Other charges				(12,326)	(12,326)

Closing net book value at
December 31, 2011	129,188	24,639	Ps 137,610	24,471	315,908

Balance at December 31, 2012
Cost	856,991	86,995	144,532	117,110	1,205,628
Accumulated amortization	(727,803)	(62,356)	(6,922)	(92,639)	(889,720)
Net book value at December 31, 2012	Ps 129,188	Ps 24,639	Ps 137,610	Ps 24,471	Ps 315,908

Software and licenses consist of purchased software license for internal use; these do not include any training charges as they are recognized as an expense.

In 1997 the Company obtained two concessions for the use, development and exploitation of frequency bands of the radio spectrum for providing the service of provision for the establishment of capacity microwave link point to point and of three concessions point to multipoint covering México City, Monterrey and Guadalajara. Concessions are for 20 years starting from 1998, and are amortized based on said period under the straight line method.

Net capacity growth comprises the right to use the Optical fiber, which was contracted with a private entity on December 10, 2011 and for a period of 10 years.

Other intangible assets comprise contracts like the right to use Telmex network.

Amortization charged to income was Ps 78,451 and Ps 101,272 for the years ended December 31, 2012 and 2011, respectively. Of which Ps 4,350 is included within cost of services and Ps 74,101 in administration and selling expenses in 2012 and Ps 4,350 and Ps 96,922 in 2011.

Note 12 – Deferred tax

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	At December 31, 2012	At December 31, 2011	At January 1st, 2011

Deferred tax asset:

Deferred tax asset to be recovered after more than 12 months	Ps 414,534	Ps 365,872	Ps 424,617
Deferred tax asset to be recovered within 12 months	186,200	162,476	119,351

	600,734	528,348	543,968
Deferred tax liabilities:

Deferred tax liabilities to be recovered after more than 12 months	(25,871)	(18,653)	(257,483)
Deferred tax liabilities to be recovered within 12 months	(188,107)	(94,952)	(105,743)

	(213,978)	(113,605)	(363,226)

Deferred tax, net	Ps 386,756	Ps 414,743	Ps 180,742

Deferred taxes are calculated by applying the rate established by legislation enacted or substantially enacted at the date of balance where it operates. See note 25.

The movement in the deferred tax asset is as follows:

	2012	2011

At January 1st,	Ps 414,743	Ps180,742
(Debit) credit to income statement	(35,077)	234,083
Deferred tax related to:
Components of other comprehensive income (1)	7,090	(82)

At December 31	Ps 386,756	Ps414,743

(1)

The deferred tax recongnized in OCI comprises in 2012, Ps 6,994 of actuarial losses, Ps96 of other items, and in 2011 (Ps 232) of cash flow hedges, Ps 167 of actuarial losses and (Ps 17) of other ítems related to deferred tax.

Temporary differences requiring recognition of deferred income tax for the year ended at December 31, 2012 and 2011 and at January 1st, 2011 are as follows:

	At December 31, 2012	At December 31, 2011	At January 1st, 2011
Assets:
Property and equipment	Ps (126,977)	Ps (69,012)	Ps (352,871)
Intangible assets	260,333	189,538	286,730
Prepaid expenses	(87,003)	(44,593)	(10,355)

Total	46,353	75,933	(76,496)

Liabilities:
Liability provisions	145,462	138,155	62,352
Trade receivables impairment provision	106,475	118,814	169,108
Other temporary differences, net	88,466	81,841	25,778
Total	340,403	338,810	257,238

Deferred income tax asset	Ps 386,756	Ps 414,743	Ps 180,742

Deferred income tax is recognized over tax losses to amortize to the extent that the realization of the tax benefit related through the future tax profits is probable.

The Company has determined not to recognize a deferred tax asset for the tax losses carry-forward, since based on current financial and tax projections it is uncertain that the Company will use them before they expire. The Company will continue assessing these circumstances at each balance sheet date to determine whether or not this judgment will continue to be appropriate. The tax losses carry-forward are restated in accordance with the official inflation indexes, and are as follows:

Year

2013	Ps 11,314
2014	28,869
2015	13,411

Ps 53,594

Note 13 – Other non-current assets

	At December 31 2012	At December 31 2011	At January 1st 2011

Long term advanced payments (1)	Ps 19,645	Ps 58,934	-
Other non-current assets	25,336	6,019	Ps 6,022
Investment is associate (2)	9,649	9,730	9,808

Total other non-current assets	Ps 54,630	Ps 74,683	Ps 15,830

(1)            During 2011, Alestra paid in advance three years of corporate fee to its holding Alfa for US$ 10 million (see Note 26) related to corporate administrative services.

(2)            The movement of investments in associates is as follows:

	At December 31, 2012	At December 31, 2011

Balance at January 1st	Ps 9,730	Ps 9,808
Share in losses of associate	(81)	(78)

Ending balance	Ps 9,649	Ps 9,730

The participation of Alestra in the results of its main associates, as well as their assets and liabilities, are presented as follows:

	Country of Incorporation	Assets	Liabilities	Revenues(1)	Gain (Loss)	Interest % Held

At December 31, 2012
Conectividad Inalámbrica	Mexico	Ps 20,791	Ps (1,497)	Ps -	Ps (162)	50%

At December 31, 2011
Conectividad Inalámbrica	Mexico	Ps 20,830	Ps (1,373)	Ps -	Ps (158)	50%

At January 1st, 2011
Conectividad Inalámbrica	Mexico	Ps 20,865	Ps (1,250)	Ps -	Ps 11	50%

(1)  During the last three years Conectividad Inalámbrica has not had operations.

Note 14 – Debt

As of December 31, 2012 and 2011 and January 1st, 2011, bank loans, notes payable and capital leases consist of the following:

	At December 31 2012	At December 31 2011	At January 1st 2011

Senior Notes	Ps 2,700,452	Ps 2,886,419	Ps 2,540,111
Unsecured bank loans	-	139,803	123,828
Notes Payable (1)	-	83,952	404,007

	2,700,452	3,110,174	3,067,946

Less: current portion of non-current debt	(120,800)	(187,537)	(335,799)

Non-current debt (2)	Ps 2,579,652	Ps 2,922,637	Ps 2,732,147

(1)	At December 31, 2012 and 2011 and January 1st, 2011, bank loans and notes payable incurred interest at an average rate of 5.32%.

The fair value of bank loans and notes payable approximated their current carrying amounts, as the impact of discounting is not significant.

(2)	The carrying amounts, terms and conditions of non-current debt are as follows:

Description	Currency	At December 31 2012	At December 31 2011	At January 1st 2011	Maturity date	Interest rate

11.750% Senior Notes (a)	US$	Ps 2,579,652	Ps 2,753,046	Ps 2,422,210	11/08/2014	13%

Total Senior Notes		2,579,652	2,753,046	2,422,210

Comerica Bank (b)	US$		139,787	123,571	30/06/2014	4%
Total unsecured bank loans		-	139,787	123,571

Cisco System Capital Corporation (c)	US$	-	16,305	94,927	06/07/2013	5%
Hewlett Packard Operations Mexico (d)	US$	-	13,499	77,040	28/02/2014	5%
Huawei Technologies de México (e)	US$	-	-	14,399	17/12/2012	6%

Total Other		-	29,804	186,366

TOTAL		Ps 2,579,652	Ps 2,922,637	Ps 2,732,147

a)

On August 11, 2009 the Company performed a debt offering by issuing unsecured senior notes for a total amount of US$ 200 million (“11.750% Senior Notes”). The senior notes bear interest at annual rate of 11.750% payable semi-annually in cash on February and August of each year with a maturity on August 11, 2014. The 11.750% Senior Notes principal will be paid at maturity and is presented as long-term in the statement of financial position.

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

The costs and expenses, including the placing of premiums and discounts of this new issuance, which at December 31, 2009 amounted to Ps 66,166 (US$ 5.1 million), will be amortized over the life of the 11.750% Senior Notes.

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

The indenture for the 11.750% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of December 31, 2012 and 2011 and January 1st, 2011 at the date of issuance of these financial statements the Company is in compliance with all required covenants.

The indenture governing the Company’s 11.750% senior notes due 2014 contains the following covenants, among others, each subject to certain customary exceptions and carve-outs:

—

Subject to specified exceptions, the Company may not incur indebtedness unless consolidated leverage ratio (as defined in the indenture) would be less than 3.50 to 1.0 and the Company’s consolidated fixed charge coverage ratio (as defined in the indenture) would be greater than or equal to 2.0 to 1.0. The Company’s consolidated leverage ratio was less than 3.50 to 1.0 and consolidated fixed charge coverage ratio was greater than 2.0 to 1.0;

—

Subject to specified exceptions, the Company may not make any restricted payments, including the payment of dividends, unless if can incur at least one additional dollar of indebtedness under the ratios above, no event of default has occurred and is continuing, and the sum of all restricted payments since the issuance of the debt is less than a specified amount (such amount is based on a percentage of the Company’s consolidated net income, capital stock contributions and returns on unrestricted subsidiaries, as defined in the indenture, and other investments); and subject to specified exceptions, the Company may not incur any liens on any of the Company’s properties unless the notes are equally and ratably secured.

At December 31, 2012 the annual maturities of the total non-current debt, corresponding to the 11.750% Senior Notes of Ps 2,579,652 is on 2014.

b)

On September 27, 2010 the Company signed a loan with Comerica Bank (Comerica) for US$ 10 million bearing interest at 3-month adjusted LIBOR rate plus 3.75%. Interests were payable quarterly and principal was payable in four equal installments of US$ 2.5 million starting on March 31, 2011 with a maturity on September 30, 2012. On December 23, 2011, the loan was paid in full.

On December 23, 2011 the Company signed a new loan agreement with Comerica for US$ 10 million bearing interest at 3-month LIBOR rate plus 3%. Interests are payable quarterly and principal is payable in four equal installments of US$ 2.5 million in September 30, 2013, December 31, 2013, March 31,2014 and June 30, 2014. As of December 31, 2012, the loan was paid in full.

c)

The Company issued ten promissory notes for a total amount of US$ 37.2 million to acquire goods with its supplier Cisco Systems Capital Corporation. Each note has a maturity of 36 months at an annual interest rates between 5.15% and 5.67%. During 2011, the Company paid in advance nine of the ten promissory notes for a total of US$ 11.1 million. At December 31, 2011 amount due was US$ 3.09 million. As of December 31, 2012, the loan was paid in full.

d)

From October 1st, 2008 to March 31, 2010, the Company signed five promissory notes with Hewlett Packard Operations de México, S. de R. L. de C. V. (“HP”), for the acquisition of goods for a total amount of US$ 18.8 million. The payments will be made on a monthly basis in 48 installments at annual interest rates between 5.21% and 7.082%. During 2011, the Company paid in advance four of the five promissory notes for a total of US$ 7.5 million. At December 31, 2011 amount due was US$ 1.75 million. As of December 31, 2012, the loan was paid in full.

e)

On March 17, 2010, the Company signed a promissory note with Huawei Technologies de México S. A. de C. V. (“Huawei”), for the acquisition of goods for a total amount of US$ 3.5 million. The payments were made quarterly at an annual interest rate of 5.50%. At December 31, 2011, the amount outstanding was US$ 1.17 million. As of December 31, 2012, the loan was paid in full.

Note 15 – Trade and other payables

	At December 31 2012	At December 31 2011	At January 1st 2011

Trade payables	Ps 223,588	Ps 217,654	Ps 307,567
Amounts due to related parties (Note 26)	618	1,352	9,790
Dividends payable	-	-	123,571
Other accounts payable	474,462	623,240	354,670

	Ps 698,668	Ps 842,246	Ps 795,598
Note 16 – Provisions
	Non current Legal claims

At January 1st, 2011	Ps 454,895
Additional charges	122,981
At December 31, 2011	577,876
Additional charges	138,273
At December 31, 2012	Ps 716,149

At December 31, 2012, provisions represent provisions for interconnection rates with Teléfonos de México, S. A. B. de C. V. of Ps 662,549 and Pegaso PCS, S. A. de C. V. of Ps 53,600. Payments are not expected to be made within the next twelve months. According to the analysis of the Company and after legal advice, the resolutions of these legal claims will not result in significant losses that would exceed the provision at December 31, 2012.

Note 17 – Employee benefits

Defined contribution plans:

The Company has a defined contribution plan. In accordance with the structure of this plan, the reduction in labor liabilities is reflected progressively. The Company has established irrevocable trust funds for payment of defined contribution plan. The contributions in 2012 amounted to Ps 31,954 (Ps 34,369 in December 2011).

Defined benefit plans:

The valuation of defined benefit plan is based primarily on years of service completed by the Company’s employees, their current age and estimated salary at retirement date.

Following is a summary of the principal consolidated financial data relative to these obligations:

	At December 31 2012	At December 31 2011	At January 1st 2011

Obligation in the balance sheet:
Pension benefits	Ps 92,958	Ps75,994	Ps 80,637
Post-employment medical benefits	6,912	4,543	4,879

Liability in balance sheet	Ps 99,870	Ps80,537	Ps 85,516

Charge in the income statement:
Pension benefits	Ps 5,982	Ps 5,083	-
Post-employment medical benefits	385	379	-

	Ps 6,367	Ps 5,462	-

Pension Benefits

The Company operates defined benefits pension plan based on employee pensionable remuneration and length of service.

The amounts recognized in the statement of financial position correspond to the present value of funded obligations for an amount of Ps 92,958, Ps 75,994, and Ps 80,637 at December 31, 2012, 2011 and at January 1st, 2011, respectively.

The movement in the pension benefit obligation over the period of 2012 and 2011 is as follows:

	2012	2011

At January 1st	Ps 75,994	Ps 80,637
Current service costs	976	297
Interest cost	5,006	4,786
Actuarial gain/(loss)	23,308	1,312
Benefits paid	(12,326)	(11,038)

At December 31	Ps 92,958	Ps 75,994

The amounts recognized in the income statement are as follows:

	2012	2011

Current service cost	Ps 976	Ps 297
Interest cost	5,006	4,786

Total	Ps 5,982	Ps 5,083

The principal actuarial assumptions were as follows:

	At December 31 2012	At December 31 2011	At January 1st 2011

Discount rate	5.5%	8.3%	7.5%
Inflation rate	7.5%	5.3%	4.3%
Growth rate of wages	4.25%	5.3%	5.3%
Expected life	14.7	14.9	14.8
Future salary increases	5.25%	5.3%	5.3%

Post employment medical benefits

The Company operates only one post-employment medical benefits scheme. The method of accounting, assumptions and the frequency of valuations are similar to those used for defined benefit pension schemes.

In addition to the assumptions set out above, the main actuarial assumption is a long-term increase in annual health costs of 7.5% in 2012 and in 2011.

The amounts recognized in the balance sheet correspond to the present value of funded obligations for an amount of Ps 6,912, Ps 4,543, and Ps 4,879 at December 31, 2012 and 2011 and At January 1st, 2011, respectively.

Movement in defined benefit obligation is as follows:

	2012	2011

At January 1st	Ps 4,543	Ps 4,879
Current service costs	86	94
Interest cost	299	286
Actuarial gain/(loss)	1,984	(716)

At December 31	Ps 6,912	Ps 4,543

The amounts recognized in the income statement were as follows:

	2012	2011

Current service cost	Ps 86	Ps 94
Interest cost	299	285

Total	Ps 385	Ps 379

At December 31, 2012 and 2011 the effect of a 1% movement in the assumed medical cost trend rate is as follows:

	December 31,
	2012		2011
	Increase	Decrease	Increase	Decrease
Aggregated effect of the current service cost and interest cost	Ps 277	Ps 135	Ps 109	Ps 69
Effect on the defined benefit obligation	8,657	5,580	4,422	3,019

Note 18 – Financial instruments

a. Financial instruments by category

	At December 31, 2012	At December 31, 2011	At January 1st, 2011

Financial assets:
Cash and cash equivalents	Ps 410,455	Ps 488,091	Ps 486,224
Trade and other receivables	461,032	521,444	501,004
Restricted cash	424,460	408,698	378,207

Total assets	Ps 1,295,947	Ps 1,418,233	Ps 1,365,435

Financial liabilities:
Debt	Ps 2,700,452	Ps3,110,174	Ps 3,067,946
Trade and other payables	224,206	219,006	317,357

Total liabilities	Ps 2,924,658	Ps 3,329,180	Ps 3,385,303

At December 31, 2012 and 2011, the Company does not have any derivative financial instrument. At January 1st, 2011 the Company had a derivative financial instrument contracted for hedging amounting to Ps 2,207.

b. Credit quality of financial assets

The credit quality of financial assets that are past due nor impaired can be assessed either by reference to external credit ratings (if available) or to historical information about rates of counterparty default.

The client base is evaluated based on historical performance, aging and classified as low, moderate and high risk.

	At December 31, 2012	At December 31, 2011	At January 1st, 2011

Current	Ps 404,438	Ps 400,595	Ps 389,826
Low risk (past due< 90 days)	36,498	46,345	45,996
Moderate risk (past due 90 < 180 days)	9,142	10,874	11,039
High risk (past due>180 days)	4,005	55,405	46,169

Trade receivables not impaired	Ps 454,083	Ps 513,219	Ps 493,030

Cash investments are held in highly liquid instruments and the highest credit ratings.

	At December 31, 2012	At December 31, 2011	At January 1st 2011
Unrestricted Cash and cash equivalents, except cash held in hand A1/P1	Ps 397,858	Ps 471,476	Ps 455,174
Restricted cash and cash equivalents A1/P1	424,460	408,698	378,207

	Ps 822,318	Ps 880,174	Ps 833,381

A1 and P1 are the highest scores for short-term investments by Standard & Poor’s and Moody’s Investor Service, respectively.

c. Fair value of financial assets and liabilities

The amount of cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables, current debt and other current liabilities approximate to its fair value due to their short due date. The net carrying value of this accounts represent the expected cash flow.

The carrying value and the estimated fair value of the rest of the financial assets and liabilities are presented in the following table:

	At December 31, 2012		At December 31, 2011		At January, 1st. 2011

	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial liabilities:

Bank borrowings	-	-	Ps 223,656	Ps 223,656	Ps 526,894	Ps 526,599
Senior notes	Ps 2,700,452	Ps 2,950,040	2,886,518	3,089,293	2,541,052	2,835,954
Derivative instruments					829	829

d. Derivative financial instruments

On October 21 and 25, 2010, the Company signed two forwards to hedge the interest payment of the 11.75% Senior Notes corresponding to February and August, 2011 for an original amount of US$ 11.75 million each one. These forwards were designated as cash flow hedges according to IFRS.

At January 1st, 2011 the characteristics of the forwards designated as hedging rates, are as follows:

Counterparty	Notional amount	Beginning date	Expiring date	Type of underlying	Agreed exchange rate	Fair value
Deutsche Bank, AG U.S.	11.75	October 21, 2010	February 11, 2011	US$	Ps 12.463	Ps (612)
Citibank, N.A. U.S.	11.75	October 25, 2010	August 11, 2011	US$	Ps 12.611	Ps (217)

The forwards fair value at January 1st, 2011, resulted in the recognition of a liability and a charge in the comprehensive income account and has been reclassified to income on the period ended December 31, 2011 in the corresponding account.

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

Note 19 – Stockholders’ equity

As of December 31, 2012, the capital stock of Alestra is variable with a fixed minimum of Ps 300 and an unlimited maximum. As of December 31, 2012 and 2011, the subscribed and paid-in capital stock at nominal value amounted to Ps 1,181,346. It is represented by common, nominative shares of no par value, and are divided as follows: (a) Series “A”, which represents 51% ownership interest, grants full ownership and voting rights, and is restricted to Mexican investors (b) Series “B” which represents no more than 49% of the ownership interest, grants full ownership and voting rights, and has no ownership restrictions; and (c) Series “N”, which may represent up to 65% of the total capital stock, grants limited ownership and voting rights in accordance with article 113 of the General Law of Mercantile Organizations, and may be acquired by Mexican and foreign investors in accordance with the applicable legal regulations.

After Alfa acquired the shares that AT&T Mexico held in Alestra (see Note 1) and as of December 31, 2012, the capital stock consists of the following:

Alfa, S. A. B. de C. V.

	Series (%)	Ownership Contribution

“A”	17.85	Ps 210,870
“B”	17.15	202,601
“N”	65.00	767,875

Total	100.00	Ps1,181,346

Net income for the year is subject to the decisions taken at the general stockholders’ meeting, to the Company’s by-laws and to the General Law of Mercantile Organizations. In accordance with the General Law of Mercantile Organizations, the legal reserve must be increased annually by 5% of annual net profits until it reaches 20% of the fully paid capital stock amount. At December 31, 2012 and 2011, the legal reserve is Ps 89,911.

In the Company’s General Ordinary Meeting held on August 15, 2012, the stockholders agreed to declare and pay dividends in cash for a total amount of Ps 105,363.

At the General Ordinary Meeting held on July 18, 2011, the stockholders agree to declare and pay dividends for a total amount of Ps 105,461, which was paid in cash to Alfa. Additionally the stockholders agreed to paid a dividend on January 1st, 2011 for a total amount of Ps 116,057.

Dividends paid are not subject to income tax if paid from the net tax profit account (CUFIN by its Spanish acronym). Any dividends paid in excess of this account will cause a tax equivalent to 42.86%. The current tax is payable by the Company and may be credited against its income tax in the same year or the following two years or in its case against the Flat tax of the period. Dividends paid from retained earnings previously taxed are not subject to any tax withholding or payment.

In the event of a capital reduction, the provisions of the Income Tax Law arrange that any excess of Stockholders’ equity over capital contributions is accounted for with the same tax treatment as dividends.

Dividends paid

	2012	2011

Dividends paid	Ps105,363	Ps 221,517

Note 20 - Foreign currency position

At February 14, 2013, date of issuance of these consolidated financial statements, the exchange rate is Ps 12.6982 nominal Mexican pesos per US dollar.

The amounts presented are expressed in millions of US dollars, as it is the predominant foreign currency for the Company.

At December 31, 2012 and 2011, the Company has the following assets and liabilities in US dollars (US$):

	December 31,
	2012		2011
	In thousand of US$	In thousand of Mexican Pesos	In thousand of US$	In thousand of Mexican Pesos

Monetary assets	US$ 19,911	Ps 259,045	US$ 18,586	Ps 259,808
Liabilities
Current	(23,842)	(310,187)	(32,633)	(456,167)
Non current	(200,000)	(2,602,020)	(212,132)	(2,965,330)

Foreign currency position	US$ (203,931)	Ps (2,653,162)	US$ (226,179)	Ps (3,161,689)

Monetary assets include cash and cash equivalents, restricted cash, trade receivables, other receivables, receivables from related parties, derivative financial instruments, non-current receivables from related parties.

Note 21 - Expenses by nature

Cost of sales and the administrative, selling and other operating expenses classified by nature are as follows:

	2012	2011

Cost of services (1)	Ps (1,138,871)	Ps (1,492,696)
Employee’s benefit expenses (Note 24)	(967,882)	(907,676)
Maintenance	(164,965)	(162,103)
Depreciation and Amortization	(833,164)	(1,008,088)
Advertising expenses	(43,960)	(41,151)
Energy and fuel consumption (gas, electricity, etc.)	(58,865)	(48,832)
Traveling expenses	(25,205)	(21,700)
Operating lease expenses	(121,386)	(112,207)
Technical assistance, professional fees and administrative services	(69,583)	(196,661)
Other	(238,546)	(142,288)

Total	Ps (3,662,427)	Ps (4,133,402)

(1)	Cost of services consist primarily of interconnection costs, including:

•	Fees for leased lines, typically paid on a per-circuit per month basis to Telmex and other last mile access providers;
•	Interconnection costs, including local access charges and resale expenses, paid on a per-minute basis primarily to Telmex; and
•	International settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated by the Company in Mexico.

Note 22 - Other income/ (expense), net

	2012	2011

Write-off of property, plant and equipment	Ps (12,900)	Ps (31,182)

Total	Ps (12,900)	Ps (31,182)

Note 23 - Finance income/ (expenses)

	2012	2011

Finance income:
Interest income in short-term bank deposits	Ps 20,323	Ps 8,787
- Other finance income	703	220

Finance income excluding exchange gain	21,026	9,007
- Exchange gain	194,727	-

Total finance income	Ps 215,753	Ps 9,007

Finance cost:
- Interest expense in bank borrowings	Ps (335,271)	Ps (328,106)
- Other finance expenses	(13,377)	(33,160)

Finance cost excluding exchange loss	(348,648)	(361,266)
- Exchange loss	-	(328,775)

Total finance cost	Ps (348,648)	Ps (690,041)

Finance result, net	Ps (132,895)	Ps (681,034)

Note 24 - Employee expenses

	December 31,
	2012	2011

Salaries, wages and short term benefits	Ps 841,351	Ps 790,959
Social security contributions and other	117,111	109,713
Employee benefit expense (Note 17)	1,062	391
Severance payments	8,358	6,613

Total	Ps 967,882	Ps 907,676

Note 25 - Income tax

	December 31,

	2012	2011
Income tax:

Current income tax	Ps (149,939)	Ps (172,564)

Deferred income tax:	(35,077)	234,083

(Expense) benefit for income tax	Ps (185,016)	Ps 61,519

The reconciliation between the statutory and effective tax rate is as follows:

	2012	2011

Income before income tax	Ps 826,028	(Ps 148,370)
Statutory tax rate	30%	30%

Income tax at statutory rate	(247,808)	44,511

Permanent differences:
Inflationary tax adjustment	(8,490)	(13,501)
Non deductible expenses	(1,870)	(1,984)
Tax effect from indexing of fixed assets	53,704	40,676
Doubtful accounts not deducted for tax purposes	-	(6,104)
Effect in the current income tax provision due to amortization of tax loss carry forwards reserved in prior years	11,687	4,440
Other permanent differences, net	7,761	(6,519)

Total income tax debited to income	Ps (185,016)	Ps 61,519

Effective tax rate	22%	41%

In accordance with the modifications of the Income tax law published on December 7, 2009, the income tax applicable for 2010 to 2012 is 30%, for 2013, 29% and from 2014 and on 28%.

Additionally, through the Federal Revenue law for 2013, issued on December 9, 2012 and published in the Diario Oficial de la Federación (“DOF”) on December 17, 2012, its has been stated that the income tax rate for 2013 is 30 % instead of 29%. The same law states that the income tax rate will be 29% in 2014 and as from 2015 will be 28%

The charge/(credit) of the tax related to the components of other comprehensive income for the years ended December, 2012 and 2011:

	2012			2011

	Before taxes	Tax debit/ (credit)	After tax	Before taxes	tax debit/ (credit)	After taxes
Actuarial gain (losses) of employee benefits	Ps (24,980)	Ps 6,995	Ps (17,985)	Ps (596)	Ps 167	Ps (429)
Cash flow hedges deferred tax				829	(249)	580

Note 26 – Transactions and balances with related parties

Related party transactions were carried out as if the counter party conditions by transactions held with related parties were equivalent to similar transactions carried out with independent third parties.

	December 31, 2012		December 31, 2011		January 1st, 2011

Entity	Account receivable	Account payable	Account receivable	Account payable	Account receivable	Account payable

Ultimate Parent					Ps 4,397	Ps 6,640
Associate	Ps 6,949	Ps 618	Ps 8,225	Ps 1,352	3,577	3,150

Total	Ps 6,949	Ps 618	Ps 8,225	Ps 1,352	Ps 7,974	Ps 9,790

As of December 31, 2012, the Company does not have obligations or loans to or from related parties.

Revenue from services provided to affiliates consist of telecommunication services amounting to Ps 106,862 and Ps 149,319 for the year ended in December 31, 2012 and 2011, respectively.

Cost of services and other expenses with related parties are as follows:

	2012		2011

Entity	Administrative services	Technical assistance	Administrative services	Technical assistance

Ultimate Parent	Ps 39,289	-	Ps 31,388
Partner with significant influence over the entity			19,634	Ps 42,918
Associate	36,437	-	32,750	-

Total	Ps 75,726	-	Ps 83,772	Ps 42,918

Administrative services represent the corporate fees paid to Alfa. Technical assistance includes related party transactions with AT&T up to July 13, 2011.

For the periods ended, December 31, 2012 and 2011, salaries and benefits received by the Company’s senior officers amounted Ps 48,098 and Ps 45,997, respectively, consisting of base salary amounts and legal benefits and supplemented by a variable compensation program that is basically driven the Company results.

The Company and its subsidiary have declared they have no significant transactions with related persons and conflicts of interest to disclose.

Note 27 - Segments

 Until 2010 the Company had two reportable segments: a) Long Distance and b) Data, internet and local services. However, in 2011 the Company made a change to the way it reported information to its Chief Operating Decision Maker (CODM). This change is due to the continual evolution of the telecommunications industry in Mexico.

The Company determined in 2011 that due to developments in the telecommunications industry, it was no longer relevant to analyze its business under the two previous reportable segments. The Company has determined that its business strategy in the future should be more focused on the value added services, such as IT, data and internet. As a result, the Company is allocating more resources to this area. In addition, with changes in the industry in Mexico, long distance revenues continue to decrease and this service is not seen as the primary area for future growth. Therefore, the Company has determined that it will focus future efforts on the IT, data and internet services offered to the commercial and small business sectors.

In addition, during 2011, Alfa purchased 100% of the Company’s outstanding equity. This resulted in the Company no longer offering AT&T global services as well as resulted in a shift in management´s strategic focus, which includes expanding and growing value added services.

As a result of the aforementioned business changes, in 2011, the Company’s CODM shifted its focus in analyzing the overall business. It now views the Company as having three operating segments: a) Enterprise Segment, b) Small Business and Consumer Segment, c) International Segment.

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

The International segment offers communication services to operators with international incoming traffic terminating in Mexico.

The Small Business and Consumer Services operating segment and the International Services operating segment are not considered individual reportable segments due to a lack of compliance with quantitative limits, as established in IFRS 8 “Operating Segments” for any of the reported years. Pursuant to this standard, operating segments with total revenues equaling less than 10% of total Company revenues are not required to be reported separately and can be grouped with other operating segments that do not meet the 10% threshold, as long as the sum of these grouped operating segments do not exceed 25% of total revenues. Therefore, the financial information of the Small Business and Consumer Services operating segment and the International Services operating segment segments is grouped together and presented as “other segments”.

In addition to the three operating segments focused on the client, the remaining operations of the Company are included within the category of “Non-Allocated expenses” to be integrated to the consolidated results of the Company. The “Non-Allocated Expenses” category includes expenses associated with the centralized functions of the group including acquisitions and supply chain, administration and management of the entity.

These operating segments are managed separately since the products and services offered and the markets they are focused on are different. The resources are assigned to the operating segments considering the strategies defined by the Company’s management. The transactions between the operating segments are carried out at market values.

Performance of the operating segments is measured based on the Business Unit Contribution (BUC), defined as the operating income of each operating segment, including revenues, direct costs and expenses from the segment, as included in the internal financial reports reviewed by the CODM.

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

Following is the consolidated financial information of the reporting segments:

I.	Segments analytic information

	2012			2011
	Enterprise Segment	Other Segments	Total	Enterprise Segment	Other Segments	Total

Segment revenue	Ps 4,414,406	Ps 219,925	Ps 4,634,331	Ps4,421,159	Ps 276,167	Ps 4,697,326
Inter-segment Revenue

Revenues from external costumers	Ps 4,414,406	Ps 219,925	Ps 4,634,331	Ps4,421,159	Ps 276,167	Ps 4,697,326

Business unit contribution (BUC)	Ps 2,759,409	Ps 78,498	Ps 2,837,907	Ps 2,485,599	Ps 81,814	Ps 2,567,413
Not assignable expenses			(1,032,839)			(995,401)

Adjusted EBITDA			1,805,068			1,572,012
Other income			(12,900)			(31,182)
Depreciation and amortization			(833,164)			(1,008,088)

Operative income			959,004			532,742
Finance result, net			(132,895)			(681,034)
Share of (loss)/profit of associate			(81)			(78)

Income before tax			Ps 826,028			Ps (148,370)

Other information:

Fixed Assets investment:

	2012			2011

	Enterprise Segment	Other Segments	Total	Enterprise Segment	Other Segments	Total

PP&E	Ps 747,683	Ps 440	Ps748,123	Ps 832,516	Ps 7,253	Ps 839,769
Intangible Assets	147,042	83	147,125	57,634		57,634

Capital Investments (Capex)	Ps 894,725	Ps 523	Ps 895,248	Ps 890,150	Ps 7,253	Ps 897,403

II.   General Information

a.	By product or service

Revenues by service

	2012			2011

	Enterprise Segment	Other Segments	Total	Enterprise Segment	Other Segments	Total

Long distance	Ps 766,622	Ps 75,237	Ps 841,859	Ps 831,838	Ps 121,302	Ps 953,140
Data, Internet and Local	2,261,395	144,092	2,405,487	2,329,814	154,865	2,484,679
Corporate services of IT	1,386,389	596	1,386,985	1,259,507		1,259,507

Total revenues by services	Ps4,414,406	Ps219,925	Ps 4,634,331	Ps 4,421,159	Ps 276,167	Ps 4,697,326

b.	By geographic segments

Revenues by geographic zone

	2012	2011

Mexico	Ps 4,595,131	Ps 4,625,231
Outside Mexico	39,200	72,095

Total revenues	Ps4,634,331	Ps4,697,326

Note 28 - Commitments and contingencies

At December 31, 2012 the Company has the following commitments and contingencies:

a)

At December 31, 2012, the Company has commitments from agreements to lease office space classified as operating leases. The leases payments are subject to escalation factors based on the NPCI. At December 31, 2012, future minimum lease payments under non cancelable operating leases with terms in excess of one year are as follows:

Year
2013	Ps 126,743
2014	104,499
2015	84,203
2016	47,849
2017 onwards	131,015
Ps 494,309

 Lease expense for December 31, 2012 and 2011 was Ps 121,386, Ps 112,207 respectively.

b)

As of December 31, 2012 and 2011, the Company has performance bonds for Ps 310,555 and Ps 315,754 respectively, in favor of certain authorities and suppliers to guarantee the Company’s compliance with certain obligations incurred.

c)

As of December 31, 2012 and 2011 and at January 1st, 2011, the Company had outstanding commitments to acquire equipment and other capital expenditures related to the construction of its telecommunications network amounting to US$ 33.1 million (Ps 431,171), US$ 11.7 million (Ps 163,551) and US$ 13.6 million (Ps 175,367), respectively.

d)

In August 2006, ABA Seguros, S. A. de C. V. (“ABA Seguros”) and 7 ELEVEN, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa, S. A. de C. V. under the theory of subrogation of rights. Servicios Alestra filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. In July, 2010, a Civil Judge decided to acquit Servicios Alestra of responsibility for the damages caused from the fire. In August, 2010, ABA Seguros and 7-Eleven appealed the sentence dictated by the Civil Judge, but on January 2011, a Magistrate of the Court of Appeals confirmed the sentence dictated by the Civil Judge. Despite this decision, ABA Seguros and 7-Eleven could ask for an amparo (constitutional guarantee for protection of civil rights). On September 13, 2012, a resolution, which resulted favorable for the Company, has been reached by Judge.

e)

On October 10, 2012, an agreement was reached in negotiations with Iusacell, S. A. C. V. (Iusacell) one of the operators that the Company had disputes on tariffs for interconnection services. These negotiations relate to the rates of 2011 and involves a reduction in the cost for services. Since the start of the negotiations, the rates set were different to those determined by Cofetel, Alestra kept a provision for these fees in dispute, which at December 31, 2012 was eliminated.

f)

The Company is involved in a dispute with Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding interconnection services rates applicable for 2008, 2009, 2010 and 2011 and had requested the intervention of Cofetel. The disagreement is requesting a resolution regarding the interconnection traffic tariffs for telecommunication networks applicable during 2010 and long distance interconnection traffic (interurban transportation) during 2008 and 2009. On September 8, 2009, a trust was created by the Company and Telmex with BBVA Bancomer (as a trustee) to guarantee the payment of fixed interconnection services on dispute applicable for 2008; this trust contract was modified to include the amounts in dispute for 2009 and 2010. Once the parties reach an agreement or the corresponding disagreements are definitely solved, the trust funds as well as the yields thereof will be distributed or applied to future services, as agreed. As of December 31, 2012, the trust balance was Ps 424,460. On 2011, Alestra and Telmex did not extend the trust contract and therefore, from January 1st, 2011, the Company ceased depositing into the trust agreement. Since the date of the formation of the trust through December 31, 2012, no amounts have been paid related to this dispute. Since April 2012, Alestra and Telmex restarted negotiations and the basis for the provision in regard to resale interconnection rates has changed prospectively based on Alestra´s Management analysis and judgment, given the latest reliable information available and market conditions. As of the date of issuance of these consolidated financial statements, the Company continues its negotiations with Telmex and it is expected that they may reach an agreement in the near future (see Note 30). In the Company’s opinion, although the outcomes of the mentioned proceedings are uncertain, they should not have a material adverse affect on its financial results, financial condition or cash flows; however, as of the date of issuance of these financial statements, the Company believes that it has recognized sufficient provisions to address such contingencies.

g)

The Company is also in disputes with mobile companies associated with Telefónica regarding mobile interconnection services rates for 2012 and 2011. As of the date of these consolidated financial statements, management continues its negotiations with Telefónica. Although the outcome of the aforementioned proceedings is uncertain, the Company does not believe that an adverse decision would have a material effect on its business, financial condition, results of operation or cash flows.

Note 29 - First time adoption of international financial reporting standards (IFRS)

Until 2011, the Company prepared its consolidated financial statements in accordance with Mexican Financial Reporting Standards. Starting in 2012, the Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Alfa (Alestra’s Parent Company), in order to fulfill tha regulations issued by the Mexican National Banking and Securities Commission, has given the instruction for all its subsidiaries to adopt IFRS

In accordance with IFRS 1, “First-time adoption of International Financial Reporting Standards”, the Company considered January 1st, 2011 as the transition date and January 1st, 2012 as the adoption date. The amounts included in the consolidated financial statements for the year 2011 has been reconciled in order to be presented with the same standards and criteria applied in 2012.

For this transition, the Company identified and quantified the differences between MFRS and IFRS for purposes of the opening IFRS balance sheet dated January 1st, 2011, as well as for the conversion to IFRS of its financial information systems.

In preparing its opening IFRS balance sheet, based on IFRS 1, the Company has adjusted the amounts reported previously in financial statements prepared under MFRS. An explanation of how the transition from MFRS to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and notes.

1.	Initial Elections Upon Adoption

1.1. IFRS Optional Exemptions applied by the Company

1.1.1. Exemption for fair value as deemed cost

IFRS 1 provides the option to measure at its fair value the property, plant and equipment caption, and certain intangibles at the date of transition to IFRS and use such fair value as its deemed cost at that date or to use a previous GAAP (Generally Accepted Accounting Principles) revaluation, if the revaluation is broadly comparable to: (a) fair value; or (b) cost or depreciated cost in accordance with IFRS, adjusted to recognize the inflation index changes.

The Company elected, at its transition date, to measure its land and buildings at fair value. For the rest of the property, plant and equipment, the Company elected to use its MFRS revaluation as deemed cost under IFRS. The net effect from valuation was recognized against the opening balance of retained earnings under IFRS at its transition date. Subsequently, the Company accounts for its property, plant and equipment using the cost method in accordance with IFRS.

1.1.2.  Exemption for employee benefits

IFRS 1 provides retrospective relief from applying IAS 19, “Employee Benefits” (“IAS 19”), for the recognition of actuarial gains and losses. In line with this exemption, the Company elected to recognize all cumulative actuarial gains and losses that existed at its transition date against the opening balance of retained earnings under IFRS for all employee benefit plans.

1.2.     IFRS Mandatory Exceptions applicable to the Company

1.2.1.  Hedge accounting exception

Hedge accounting can only be applied prospectively from the transition date to transactions that satisfy the hedge accounting criteria in IAS 39, ‘Financial instruments: Recognition and measurement’, at that date. Hedging relationships cannot be designated retrospectively, and the supporting documentation cannot be created retrospectively. All of the Company’s hedging relationships satisfied the hedge accounting criteria as of January 1st, 2011 and therefore, are reflected as hedges in the Company’s statements of financial position under IFRS.

1.2.2.  Exception for estimation

IFRS estimates at January 1st, 2011 are consistent with the estimates as at the same date made in conformity with MFRS.

1.2.3  Other mandatory Exceptions

The other mandatory exceptions of IFRS 1 related to derecognition of financial assets and financial liabilities and non-controlling interests were applied, and the impact was not material to the Company.

2.	Reconciliations of MFRS to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The Company’s first-time adoption did not have an impact on the total operating, investing or financing cash flows or in other comprehensive income. The following tables represent the reconciliations from MFRS to IFRS for the respective periods noted for equity and earnings.

A)	Reconciliation of consolidated equity as of December 31, 2011 and January, 1st, 2011.

B)	Reconciliation of consolidated net income for the year ended December 31, 2011.

C)	Reconciliation of consolidated statement of comprehensive income for the year ended December 31, 2011.

D)	Description of the effects from the transition to IFRS.

E)	Description of significant effects from the transition to IFRS in the consolidated cash flow statement for the year ended December 31, 2011

A)	Reconciliation of consolidated equity

		December 31, 2011			January 1st, 2011
	Note	MFRS	Adj	IFRS	MFRS	Adj	IFRS
Assets
Current Assets:
Cash and cash equivalents		Ps 488,091		Ps 488,091	Ps 486,224		Ps 486,224
Trade receivables and other receivables, net		631,503		631,503	605,928		605,928
Other current assets		132,041		132,041	69,609		69,609

Total current assets		1,251,635		1,251,635	1,161,761		1,161,761

Non-current:
Restricted cash and cash equivalents		408,698		408,698	378,207		378,207
Property, plant and equipment, net	b	4,650,316	Ps 165,985	4,816,301	5,077,968	Ps 167,121	5,245,089
Intangible assets	a, c	325,916	(68,212)	257,704	309,570	(82,152)	227,418
Deferred income tax assets	e	450,164	(35,421)	414,743	198,853	(18,111)	180,742
Other non-current assets		74,683		74,683	15,830		15,830

Total non-current assets		5,909,777		5,972,129	5,980,428		6,047,286

Total Assets		7,161,412	62,352	7,223,764	7,142,189	66,858	7,209,047

Liabilities and equity
Current liabilities:
Current debt	g	54,064	133,473	187,537	216,957	118,842	335,799
Trade and other payables		842,246		842,246	795,598		795,598
Interest payable	g	133,473	(133,473)	-	118,842	(118,842)

Total current liabilities		1,029,783		1,029,783	1,131,397		1,131,397

Non-current:
Non-current debt	c, g	2,965,330	(42,693)	2,922,637	2,781,357	(49,210)	2,732,147
Provisions		577,876		577,876	454,895		454,895
Employee benefits obligations	d	111,070	(30,533)	80,537	106,746	(21,230)	85,516

Total non-current liabilities		3,654,276		3,581,050	3,342,998		3,272,558

Total Liabilities		4,684,059	(73,226)	4,610,833	4,474,395	(70,440)	4,403,955

Equity:
Equity attributable to owners of the parent:
Common stock	a	1,394,971	(213,625)	1,181,346	1,394,971	(213,625)	1,181,346
Retained earnings	a, d, e	1,082,391	349,203	1,431,594	1,272,865	350,923	1,623,788

Total equity attributable to parent company		2,477,362	135,578	2,612,940	2,667,836	137,298	2,805,134
Non-controlling interest		(9)		(9)	(42)		(42)

Total Equity		2,477,353	135,578	2,612,931	2,667,794	137,298	2,805,092

Total Liabilities and Equity		Ps 7,161,412	Ps 62,352	Ps7,223,764	Ps7,142,189	Ps 66,858	Ps7,209,047

B)	Reconciliation of consolidated net income

		2011
	Note	MFRS	Adj	IFRS

Revenues		Ps4,697,326		Ps4,697,326
Cost of services		(2,389,180)		(2,389,180)

Gross profit		2,308,146		2,308,146

Administrative, selling and other operating expenses	a, b, d	(1,761,883)	Ps17,661	(1,744,222)
Other income expense, net	f	(31,182)		(31,182)

Operating income		515,081		532,742

Finance income		9,007		9,007
Finance cost	g	(688,567)	(1,474)	(690,041)

Finance result, net		(679,560)		(681,034)

Share of loss of associate under the equity method		(78)		(78)

Loss before income tax		(164,557)		(148,370)
Income tax benefit		78,996	(17,477)	61,519

Loss for the year		Ps (85,561)	(Ps1,290)	Ps (86,851)

Profit attributable to:
Parent company owners		Ps (85,594)		Ps (86,884)
Non-controlling interest		33		33

C)	Reconciliation of consolidated statement of comprehensive income for the year ended December 31, 2011

	Note	MFRS	Adj	IFRS

Loss for the year		Ps (85,561)	Ps (1,290)	Ps (86,851)

Other comprehensive income::
Cash flow hedges		580	-	580
Actuarial losses of employee benefits	d		(429)	(429)

Total other comprehensive income		580	(429)	151

Total comprehensive income (loss) for the year		Ps (84,981)	Ps (1,719)	Ps (86,700)

Loss attributable to:
Parent company owners		Ps (85,014)	Ps (1,719)	Ps (86,733)

Non-controlling interest		33	-	33

Total comprehensive loss for the year		Ps (84,981)	Ps (1,719)	Ps (86,700)

D)	Description of the effects from the transition to IFRS

a) Recognition of effects of inflation

In accordance with IAS 29, “Financial reporting in hyper-inflationary economies”, the effects of inflation in the financial information must be recognized for hyper-inflationary economies, when the accumulated inflation rate for the last three years exceeds 100% (under MFRS the threshold is 26%). Since the Company and its subsidiary are located in a non-hyper-inflation economy, the effects of inflation recognized under MFRS from 1998 to 2007 were cancelled for the non-hyper-inflationary periods, except for “Property, plant and equipment” (due to the deemed cost exemption of IFRS 1).

b) Fair value at deemed cost

Some asset of property, plant and equipment, specifically land and buildings were revalued at the date of transition to recognize that fair value as deemed cost. The Company engaged an independent accredited licensed valuer to perform the valuation of assets, and to determine its revalued amount, including accumulated depreciation. For the rest of property, plant and equipment the Company considered the previously recorded values as deemed cost at the date of the transition.

Following are the previous book values and the fair values of the revalued assets:

	Previous book values	Fair Value	Adjustment
Land	Ps 165,039	Ps 291,719	Ps 126,680
Buildings	119,294	159,735	40,441
Total	Ps 284,333	Ps 451,454	Ps 167,121

c) Debt issuance costs

In accordance with IAS 39, “Financial instruments: recognition and measurement”, debt issuance costs that fulfill the capitalization criteria must be presented as a part of the book value of the financial liability. Therefore at the date of transition, the Company reclassified the debt issuance costs from Intangible Assets to Non-current debt in the amortized cost calculation.

d) Employee benefits

MFRS D-3, “Employee Benefits” establishes that termination benefits, including those that are paid in case of involuntary termination, are considered in actuarial calculations in order to estimate the corresponding liability. For IAS 19, an entity recognizes termination benefits as a liability only when the entity is required to (a) conclude the contract before the retirement date; or (b) establish termination benefits as a result of offers made to promote voluntary dismissal. Therefore, the Company cancelled the provision recognized at the date of transition.

In accordance with IFRS 1, the Company recognized accumulated actuarial gains and losses within retained earnings at the date of transition.

e) Deferred taxes

IAS 12, “Income tax”, contains an exception for recognizing a deferred tax asset or liability for cumulative or deductible temporary differences that rise when recognizing an asset or liability for the first time in a transaction that is not a business combination and in its initial recognition it does not affect the accounting gain nor the tax gain (loss). MFRS, does not include a similar exception to that shown in IAS 12, therefore, the Company recognized and adjustment that resulted in a deferred tax asset increase under IFRS.

IAS 12 requires that assets and liabilities from deferred taxes are presented net, only when referred to taxes from the same authority for the same subject, and when a legally recognized right is present to net assets and liabilities for current taxes. The Company reclassified at the date of transition the amounts of deferred taxes not subject to netting.

Additionally, the Company adjusted deferred taxes according to IAS 12, using the book values of assets and liabilities recognized under IFRS.

f) IFRS reclassifications

In accordance with the adoption of IFRS, the Company made certain reclassifications in order to present its figures in a manner which complies with the new presentation rules such as having the “Other income (expense), net” line in operating income.

g) Effective interest rate

In accordance with IFRS, financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, using the effective interest rate method, which is based on the discount rate that equates to the cash flows estimated to pay over the expected life of the debt. At the transition date, the Company adjusted the value of its bank debt at amortized cost.

E)	Description of significant effects from the transition to IFRS in the consolidated cash flow statement for the year ended December 31, 2011

The Company uses the indirect method for presenting the cash flow statement, which does not differ significantly in its presentation under IFRS from its presentation under MFRS.

Note 30 - Subsequent Event

In March, 2013 the 13th Federal Tribunal (Décimo Tercer Tribunal Colegiado de Circuito) announced its final judgment with regards to the 2009 rates dispute against Telmex, by which, among others, the interconnection rates issued by Cofetel were confirmed resulting in a favorable judgment for Alestra. In April 2013, the Company received the official legal notification of the ruling; therefore, the Company has requested the refund of the amount deposited in the escrow account corresponding to the dispute on interconnection rates for 2009 along with its corresponding interest. The Company believes this ruling will enhance the outcome of all other interconnection disputes. As of April 30, 2013, the Company’s management is in the process of determining the impact of this ruling on its financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alestra, S. de R.L. de C.V.

/s/ Bernardo García Reynoso
Name: Bernardo García Reynoso
Title: Chief Financial and Administrative Officer

Date: April 30, 2013